Form 20-F
period 2007-06-30
CIBT Education Group Inc.
filed 2008-01-02
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _June 30, 2007

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report   _____________________________
For the transition period from  _______ to  _______

Commission file number: 000-31557

CIBT Education Group Inc.
_________________________________________________________________
(Exact name of Registrant as specified in its charter)

     British Columbia, Canada
_________________________________________________________________
(Jurisdiction of incorporation or organization)

     Suite 1200, 777 West Broadway Vancouver, British Columbia, Canada V5Z 4J7
__________________________________________________________________
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

________________________                          ___________________________________________
Title of each Class                                     Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
___________________________________________________________________
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares
_____________________________________________________________________
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of December 24, 2007: 60,685,035 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐ Not Applicable

TABLE OF CONTENTS

PART I	6
ITEM 1. Identity of Directors, Senior Management and Advisors	6
ITEM 2. Offer Statistics and Expected Timetable	6
ITEM 3. Key Information	6
ITEM 4. Information on the Company	20
ITEM 5. Operating and Financial Review and Prospects	57
ITEM 6. Directors, Senior Management and Employees	78
ITEM 7. Major Shareholders and Related Party Transactions	101
ITEM 8. Financial Information	106
ITEM 9. The Offer and Listing	107
ITEM 10. Additional Information	109
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	124
ITEM 12. Description of Securities other than Equity Securities	124
PART II	124
ITEM 13. Defaults, Dividend Arrearages and Delinquencies	124
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
124
ITEM 15. Controls and Procedures	124
ITEM 16	124
ITEM 16A. Audit Committee Financial Expert	127
ITEM 16B. Code of Ethics	127
ITEM 16C. Principal Accoutant Fees and Services	127
ITEM 16D. Exemptions from the Listings Standard for Audit Committees	127
ITEM 16F. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	128
ITEM 17. Financial Statements	130
ITEM 18. Financial Statements	131
ITEM 19. Exhibits	128

Note Regarding Forward Looking Statements

This annual report, any supplement to this annual report and the documents incorporated by reference include “forward-looking statements”. To the extent that the information presented in this annual report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this annual report.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this annual report, you should keep in mind the cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and other sections of this annual report. Factors that could cause actual results to differ materially from the forward-looking statements include:

  our history of losses from operations;
  our need for additional capital to expand our operations;
  our dependence on key personnel, CIBT center facility providers and educational service providers in China and the U.S.;
  risks involving the Chinese legal system, tax system, and foreign currency limitation;
  our ability to compete effectively with competitors that have greater financial, marketing and other resources;
  our ability to manage our planned growth and integrate new business opportunities into our existing operations;
  risks related to government regulations and approvals of the Chinese educational system; and
  risk of a decline in the Chinese educational market due to economic and political factors which are out of our control.

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those included in such forward-looking statements.

Notice to Readers

As used in this annual report, unless the context otherwise requires, “we”, “us”, “our” and “CIBT Education Group” refers to CIBT Education Group Inc. All dollar amounts refer to US dollars unless otherwise indicated.

We were incorporated as a British Columbia company on November 17, 1986 under the original name of Moneywise Resources Inc, and have since undertook a number of name changes, which we have summarized in the following table::

Name	From	To

Moneywise Resources Inc.	November 17, 1986	October 1, 1992

Stealth Ventures Inc.	October 1, 1992	May 10, 1994

Annova International Holdings Corp	May 10, 1994	April 27, 1995

Annova Business Group Inc.	April 27, 1995	November 27, 1998

Capital Alliance Group Inc.	November 27, 1998	November 14, 2007

CIBT Education Group Inc.	November 14, 2007	Present

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), which differs in certain significant respects from U.S. GAAP. Our financial statements are stated in US Dollars. Financial information presented in this annual report should be read in conjunction with our financial statements and the notes thereto included elsewhere in this annual report, including our audited consolidated financial statements for the fiscal year ended June 30, 2007, the six months ended June 30, 2006, and the fiscal years ended December 31, 2005. Reference is made to Note 19 in our audited consolidated financial statements for the fiscal year ended June 30, 2007 for an explanation of all material differences between Canadian GAAP and U.S. GAAP in the fiscal year 2007.

In 2006, we changed our fiscal year end from December 31 to June 30 to coincide with the business cycle of our operations in China.

On July 1, 2006 we changed our reporting currency from Canadian dollars to US dollars but have retained Canadian dollars as our functional currency.

As of December 24, 2007, our issued and outstanding common shares consist of 60,685,035 shares. As of December 24, 2007, there are outstanding options and warrants to purchase a total of 9,923,694 of our common shares.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

Our current business operations include education and training, and graphic design and advertising agency services through our two subsidiaries, CIBT School of Business & Technology Corp. (“CIBT”) and IRIX Design Group Inc. (“IRIX”). For the fiscal year ended June 30, 2007, we generated gross profit of $4,162,236 and earned net income of $196,160.

We generate revenues mainly from tuition fees generated from our education business in China and service fees of graphic design and advertising business. CIBT, one of our subsidiaries, represents approximately 75% of our revenues in the fiscal year of 2007. Through CIBT we provide education and training programs in China. Our strategy is to continue our current programs, develop new programs and lease new campuses. We currently have approximately 3,440 students in our eight campuses and five centers. Except two approvals that are pending, we have obtained all approvals from the Chinese authorities to conduct our education business in China. However, there may be a risk that we cannot obtain the two pending approvals, renew approvals or obtain new approvals for our current or future education business in China. There are also a number of other factors, described in detail under the section entitled Risk Factors in this annual report, which may adversely affect our ability to begin and sustain profitable operations.

Through IRIX, we provide graphic design and advertising agency services. However, our long-term objective is to focus primarily on our education business in China, and to that end, we will analyze whether the future sale of our media sector businesses, including IRIX, will permit us to better achieve this objective.

For the next twelve months (beginning June 2007), we plan to continue our current programs, develop new programs, market our programs, establish new centers and find new CIBT center facility providers and educational service providers. We believe we can generate revenues from our education and advertising businesses over the next year to cover our operation costs, but we may still need additional financing to carry out our expansion plan.

Over the next twelve months (beginning June 2007) we estimate our expansion expenses will be approximately $15,200,000. As of June 30, 2007, we had approximately $11.7 million in cash and cash equivalents. As of December 3, 2007, we completed a private placement of approximately $5.2 million. Therefore, we currently have sufficient financing to undertake our expansion plan. However, cost-overruns in excess of our planned expenses may result in the need for additional financing. We may need additional financing, if we underestimate the expenses we will need for our planned expansion. There is no assurance that we will be able to obtain the necessary additional financing. Accordingly, there is uncertainty about our ability to successfully carry out our entire expansion plan.

A. Selected Financial Data.

The following selected financial data has been extracted from our audited consolidated financial statements for the fiscal year ended June 30, 2007, the six months ended June 30, 2006 and the fiscal years ended December 31, 2005, 2004, and 2003.

Reference is made to Note 19 in our audited consolidated financial statements for the fiscal year ended June 30, 2007 for an explanation of all material differences between Canadian GAAP and U.S. GAAP in the fiscal year 2007. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5. Operating and Financial Review and Prospects”.

On July 1, 2006 we changed our reporting currency from Canadian dollars to US dollars but have retained Canadian dollars as our functional currency.

Canadian GAAP (in thousands of dollars except per share data)

Consolidated	Year Ended	Six Months
Income Statement	June 30	Ended
Data		June 30	Years Ended December 31

	2007	2006	2005	2004	2003

	(US$)	(US$)	(US$)	(US$)	(US$)

Revenues	8,211	2,572	4,189	5,111	4,791

Direct costs	4,049	1,498	2,192	3,550	3,018

Gross profit	4,162	1,075	1,997	1,561	1,772

Other revenues	1,402	1,108	301	143	-

Expenses	5,418	1,850	3,315	3,741	3,042

Income (loss) from
continuing operations	411	275	(591)	(2,179)	(1,270)

Income (loss) from
discontinued
operations	-	-	295	-	-

Net income (loss)	196	275	(296)	(2,036)	(605)

Net profit (loss) per
share from continuing
operations	0.01	0.01	(0.02)	-

Net profit (loss) per

share	0.01	0.01	(0.01)	(0.07)	(0.03)

Canadian GAAP (in thousands of dollars)

Consolidated Balance	Year	Six
Sheet Data	Ended	Months
	June 30	Ended
		June 30	Years Ended December 31

	2007	2006	2005	2004	2003

	(US$)	(US$)	(US$)	(US$)	(US$)

Current Assets	14,177	4,705	4,463	3,086	1,672

Current Liabilities	2,616	2,378	3,275	2,042	1,550

Working Capital (Deficit)	11,561	2,327	1,188	1,045	122

Other Assets	5,733	2,222	1,685	1,033	659

Total Assets	19,910	6,927	6,148	4,119	2,331

Capital Lease Obligations	65	79	10	-	-

Long-term Debt	2,953	-	-	-	-

Non-controlling Interests	617	837	863	390	85

Total Liabilities	6,251	3,294	4,147	2,432	1,636

Shareholders’ Equity (Deficit)	13,659	3,633	2,001	1,687	695

The following selected data has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Please read the selected data, in conjunction with Note 19 in our audited consolidated financial statements for the year ended June 30, 2007 to fully understand all material differences between Canadian GAAP and U.S. GAAP.

Consolidated Income Statement	12 months	6 months	12 months
	ended	ended	ended
	June 30,	June 30,	December
	2007	2006	31, 2005
	(US$)	(US$)	(US$)

Net income (loss) under Canadian GAAP	196,160	275,414	(296,097)

(a)	Marketable securities – realized gains and losses (280,834) (229,841) (311,975)

(b) CIBT revenue recognition	-	160,141	9,248

(c) Changes in ownership of CIBT CIBT	(128,302)	81,294	(508,005)

Net income (loss) under US GAAP	(212,976)	287,008	(1,106,829)

Basic and diluted earnings (loss)	(0.01)	0.01	(0.04)

per share under US GAAP

Comprehensive Income (Loss)	12 months	6 months	12 months
	ended	ended	ended
	June 30,	June 30,	December 31,
	2007	2006	2005

Net income (loss) under US GAAP	(212,975)	287,008	(1,106,829)

(a) Marketable securities –
unrealized holding gains and losses	(14,952,733)	3,894,083	12,176,049

(b) Foreign currency
translation adjustments under Canadian GAAP	705,742	(17,840)	17,366

Comprehensive net income (loss) under US GAAP	(14,459,966)	4,163,251	11,086,586

Consolidated Statements of Cash Flows	Year ended June 30,

	2007	2006
	(US $)	(US$)

Net cash provided by (used in) operating activities under Canadian and US GAAP	(879,407)	(1,203,304)

Net cash provided by investing activities under Canadian and US GAAP	1,579,827	473,278

Net cash provided by financing activities under Canadian and US GAAP	7,555,650	1,069,880

Consolidated Balance Sheets	June 30, 2007	June 30, 2006

Total assets under Canadian GAAP	19,909,697	6,926,844

(a) Carrying value of marketable securities	397,179	15,630,746

Total assets under US GAAP	20,306,876	22,557,590

Total liabilities under Canadian GAAP	5,633,193	2,456,598

(b) CIBT deferred revenues	-	-

Total liabilities under US GAAP	5,633,193	2,456,598

Total shareholders’ equity under Canadian GAAP	13,659,132	3,633,345

(a) Marketable securities – realized and unrealized gains and losses	397,179	15,630,746

Total shareholders’ equity under US GAAP	14,056,311	19,264,091

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for he Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

In addition to other information in this annual report, the following risk factors should be carefully considered in evaluating our business because such factors may have a significant impact on our business, operating results and financial condition. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. Also, actual results could differ materially from those projected in any forward looking statements.

Risks Related to Our Businesses

We depend upon the acquisition and maintenance of numerous approvals to conduct our business in China. Failure to obtain or renew these approvals will adversely affect our operation in China.

We are dependent upon numerous approvals in China, including, without limitation, campus approvals, and program approvals to conduct our business. While we believe that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals will have a material adverse impact on our business and financial condition. It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business and operation, which could prevent us from obtaining or renewing our governmental approvals. Accordingly, we may have to cease our education business in China and you may lose your entire investment.

Uncertainties with respect to the Chinese legal system could adversely affect us.

Our operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedent value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time. Chinese authorities could assert that any portion or all of our existing or future ownership structure and businesses violate existing or future Chinese laws and regulations and require us to curtail or cease our operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find us to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

  levying fines;
  revoking our business licenses and other approvals;
  requiring us to restructure our ownership or operations; and
  requiring us to discontinue any portion or all of our education business.

Our financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to us.

We are especially subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect our results of operations.

Through our subsidiaries, we conduct a significant amount of our business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict. Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operations.

We and our subsidiaries may not be able to enforce our agreements in China.

Chinese law governs most of our material agreements. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations that govern the enforcement and performance of our contractual arrangements. Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China. China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws. It is also difficult to enforce foreign judgments in China. The inability to enforce or obtain a remedy under any of our material agreements could have a material adverse impact on us and our results of our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we conduct a significant portion of our operations in China and most of our directors and officers reside outside the U.S.

We conduct a substantial portion of our operations in China through CIBT, our wholly owned subsidiary in China. Most of our directors and officers reside outside the U.S. and some or most of the assets of those persons are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals outside the U.S. in the event that you believe that your rights have been infringed under applicable securities law or otherwise.

A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against us or any of our directors and officers predicated solely upon such civil liabilities.

A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in China by a Chinese court. China does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of the judgments of foreign courts. Even if you are successful in bringing an action of this kind, the laws of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. Consequently, you may experience difficulties in effecting service of legal process or enforcing foreign judgments based on U.S. or other foreign laws against us or our management.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We expect an increasing portion of our operations as an education service provider to be conducted in China. As such, our results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the country’s economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime. We believe that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, a change in economic and political policies may adversely affect our business, prospects and financial condition, to a material extent. For example, since early 2005, the Chinese government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

We are subject to limitations on our ability to convert Chinese currency.

China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As our Chinese business expands, we expect to derive an increasing percentage of our revenues in RMB. Under our current structure, we expect our income will be primarily derived from our Chinese subsidiary, CIBT. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. The foreign exchange control system may prevent us from obtaining sufficient foreign currency to satisfy our demands, which may adversely affect our business and development.

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

Although we prepare and report our financial results in US dollars, a significant portion of our sales and operating costs may be denominated in RMB or Canadian dollars. In addition, we are exposed to currency exchange risk on any of our assets that we denominate in RMB or Canadian dollars. Since we present our financial statements in US dollars, any change in the value of the US dollar relative to either the RMB or the Canadian dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our RMB or Canadian dollar assets into US dollars. Consequently, our reported earnings or losses could fluctuate materially as a result of foreign exchange translation gains or losses.

Fluctuation in the value of RMB may have a material adverse effect on our operation.

The value of RMB against the Canadian dollar or US dollar may fluctuate and is affected by, among other things, changes in political and economic conditions in China. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the US dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in a slight appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt a more flexible currency policy, which could result in a further and significant appreciation of the RMB against the US dollar. As our Chinese business continues to grow, a greater portion of our revenues and costs will be denominated in RMB, while our consolidated financial statements are denominated in Canadian dollars. We do not currently engage in currency hedging transactions.

We expect that any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of our Common stock denominated in Canadian or US dollars. For example, an appreciation of RMB against the US dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert Canadian or US dollars into RMB for such purposes.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth in China leads to growth in the money supply and rising inflation. If prices for our programs rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on bank lending. Such an austere policy can control inflation, but lead to a slowing of economic growth.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. The occurrence of any business disruption, litigation or natural disaster may result in substantial costs to us and may cause us to divert some of our resources.

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, and Tim Leong, our Chief Financial Officer, and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in China and North America. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and North America. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

Our Chinese business may fail due to loss of our CIBT center facility providers and educational service providers.

We are heavily dependent on facilities and services provided by certain of our third party service providers (“educational service providers”) in China and the U.S. Since June 2007 we have started to establish mini-campuses to deliver our programs via video conferencing (“CIBT centers”). We plan to set up 50 CIBT centers by 2010, so we will be heavily dependent on facilities provided by certain third party universities or colleges (“CIBT center facility providers”) to set up our CIBT centers. We cannot be assured that the cooperation agreements with the educational service providers and CIBT center facility providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers and CIBT center facility providers. If we lose our current educational service providers and CIBT center facility providers, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, and this may materially and adversely affect our operations.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns.

Our business is seasonal in nature and we receive the bulk of our revenues at the beginning of each new school term. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in China, principally due to seasonal enrollment patterns.

Changes in our total student population may influence our quarterly results of operations. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, our revenue in the third and fourth fiscal quarters have generally benefited from increased student matriculations.

Our institutes’ academic schedule generally does not affect our costs and our costs do not fluctuate significantly on a quarterly basis. Fluctuations in quarterly results, however, may impact management's ability to accurately project the available revenue necessary for operating and growing expenses through internal funding. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students. Our operating results have fluctuated and may continue to fluctuate widely.

Our success depends, in part, on our ability to keep pace with changing market needs.

Our success significantly depends on acceptance of our programs by prospective students or employers. Economic and employment markets are developing rapidly. If we are unable to adequately respond to changes in market requirements, the rates at which our graduates obtain jobs could suffer and thus our ability to attract and retain students could be impaired. Accordingly, it is important for us to develop our programs or create new programs in response to changes in the economic and employment markets. We may not have enough funds to develop our current programs or create new programs. Even if we are able to expand our current programs or develop acceptable new programs, we may not be able to begin offering these new programs as quickly as our competitors offer similar programs.

The markets in which we will compete are intensely competitive and we may not be able to compete successfully.

The education and advertising markets in which we expect to compete are intensely competitive. We expect significant competition from the existing competitors in the education and advertising markets, most of which are substantially larger and have greater operating histories and records of successful operations; greater financial resources, technical expertise, managerial capabilities and other resources; more employees; and more extensive facilities than we have or will have in the foreseeable future. In addition, without sufficient experience in a competitive Chinese market, we may face more difficulties than existing competitors. Our operation may fail due to our inability to compete with existing competitors in these rapidly changing markets.

We may need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plan or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan. We estimate that we will need financing of approximately $15,200,000 to complete our proposed expansion plan for the next year. We had cash and cash equivalents of approximately 11.7 million as of June 30, 2007. As of December 3, 2007 we completed a private placement of approximately $5.2 million. We estimate we can generate net revenues and net profit over the next 12 months. We believe that we currently have enough financing to support our expansion. However, we may need additional financing, if we dramatically underestimate the expenses we will need for our planned expansion. We plan to obtain the necessary funds by private placements or loans, if need be. We may not be able to raise those amounts from our planned sources. In addition, our actual results of operations are difficult to predict. If we are not able to obtain the necessary additional financing, our business will be adversely affected.

Our ability to obtain additional financing is subject to a number of factors, including the market price of our common stock, our competitive ability, market conditions, investor acceptance of our business or our expansion plan, political and economic environment of countries where we are doing business, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiary CIBT as a vehicle, to build new campuses or schools to expand our education business in China or other countries. On December 17, 2007, we acquired Sprott-Shaw Community College, a Canadian college operating 17 campuses in Western Canada and with business locations in Vietnam, the Philippines, Jordan and China. We currently do not have any other commitments or agreements regarding acquisitions, joint ventures or other strategic alliances. Our management is unable to predict whether or when any other future strategic transactions will be closed or occur or the likelihood of any particular transaction being completed on favorable terms and conditions.

Acquisitions, joint ventures or other strategic transactions may present financial, managerial and operational challenges. We may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction. Liabilities associated with an acquisition or a strategic transaction could adversely affect our financial performance. Any failure to integrate new businesses or manage any new alliances successfully could adversely affect our reputation and financial performance.

Our advertising and graphic design business may be adversely impacted by an economic downturn.

Advertising and graphic design companies, in general, are dependent upon economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in classified advertising from real estate. Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions. Our advertising revenues from the real estate constituted approximately 60% of IRIX’s overall revenues. A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general. As a result, our actual consolidated results of operations may be adversely impacted by a decline in economic conditions.

IRIX currently depends on a large portion of Asian customers and the loss of, or a significant reduction from Asian customers would significantly reduce our revenues from advertising and graphic design, and adversely impact our consolidated operating results.

A large portion of our customers in the advertising and graphic design business are people of Asian descent in Vancouver, BC, or are related to or affiliated with people of Asian descent in Vancouver, BC. Should there be a downturn in the immigration environment in Vancouver, BC, this could cause us to lose customers and negatively impact our advertising revenues. We may not be able to maintain our current Asian customers. We cannot be certain that we can develop new customers or expand our customer base. This could cause our operating results to decline. Therefore, a loss of our Asian customers would materially reduce our revenues from our advertising and graphic design and adversely impact our consolidated operating results.

A potential sale of IRIX may negatively impact our profitability, liquidity, or operating results.

We plan to sell IRIX and concentrate on our education business in China. In fiscal 2006, IRIX generated approximately 19% of our overall revenues. A sale of IRIX may cause adverse changes to our reported financial information or negatively impact our profitability, liquidity or operating results. If we are unable to complete the sale of IRIX as planned, our goal to accelerate the growth of our education business may be adversely affected. On the other hand, even if we successfully sell IRIX, the sale may not meet our expectations of increased efficiency, integration and profitability. We may lose capital resources from IRIX and our consolidated results of operations may be adversely impacted by the sale of IRIX.

Risks Related to Our Securities

The issuance of shares upon the exercise of options and warrants may cause immediate dilution to our existing shareholders.

The issuance of shares upon the exercise of options and warrants may result in dilution to the interests of other stockholders. As of December 3, 2007, we have outstanding options to purchase 4,260,000 common shares at an exercise price ranging from approximately $0.30 to $1.62 per share, with exercise dates ranging from 2008 to 2012, as well as outstanding warrants to purchase 5,663,694 common shares at an exercise price of approximately $0.58 or approximately $2.25 per share until April 5, 2008 or November 27, 2009, respectively. If all outstanding options and warrants were exercised, our issued and outstanding shares would increase by 9,923,694 shares, or approximately 19.6%, which would result in an immediate dilution to our existing shareholders. Conversion of the outstanding options and warrants may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Both TSX Venture Exchange market and OTC Bulletin Board market are speculative in nature. You may have difficulty reselling your shares or the price of your shares could decline.

The TSX Venture is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. The liquidity and depth of the market of the TSX Venture and OTC Bulletin Board may be dependent upon a substantial number of factors including the economies in Canada and the United States, the desire of investors to enter into a speculative market, and the desire of broker-dealers to sell penny stocks. This may affect the pricing of our securities.

Our shares would be classified as penny stocks and are covered by Section 15(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) which imposes additional sales practice requirements on brokers-dealers who sell our securities in this offering or in the aftermarket. For sales of our securities, the broker-dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede their resale in the secondary market. This could prevent you from reselling your shares and may cause the price of the shares to decline.

Financial Industry Regulatory Authority (FINRA) sales practice requirements may also limit your ability to buy and sell our stock, which could depress our share price.

FINRA rules require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares, depressing our share price.

We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in us.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of dividends. Because we do not intend to declare dividends, any gain on an investment in us will need to come through appreciation of our stock price.

We indemnify our directors and officers against liability to CIBT Education Group and our stockholders, and the costs of this indemnification could negatively affect our operating results.

Our articles of incorporation allow us to indemnify our officers and our directors for liability arising while they are carrying out their respective duties. Our articles of incorporation also allow for reimbursement of certain legal defenses. As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable.

Since our directors and officers are aware that they may be indemnified for carrying out the duties of their offices, they may be less motivated to ensure that they meet the standards required by law to properly carry out their duties, which could have a negative impact on our operating results. If any director or officer claims against us for indemnification, the costs could negatively impact our operating results.

Fluctuation and impairment of marketable securities will materially impact our net income and thus, our stock price.

Marketable securities are carried at the lower of cost and market value. Fluctuation of market price of marketable securities could adversely impact our net income. As of June 30, 2007, we owned 5,817,824 common shares of NextMart Inc., formerly Sun New Media Inc. (OTCBB: NXMR), having a market value of $1,919,882. Our shareholdings increased to 5,862,824 common shares as of November 30, 2007, with a total cost of $1,524,334. We have no control over the market price of marketable securities in other companies held by us and cannot predict the possible impact to our financial results. Since our investment in marketable securities is concentrated in the common stock of a single company, a slight decline in the price of these shares may produce a material decrease in our net income and thus, our stock price. The quoted market value of our 5,862,824 common shares in NextMart Inc. declined to $762,167 at September 30, 2007. We consider this decline in market value to be temporary, and do not consider a write-down to be necessary at this time.

ITEM 4. Information on the Company

We were founded as a British Columbia company by Toby Chu, our current President and Chief Executive Officer, on November 17, 1986. Our common stock is listed on the TSX Venture Exchange under the symbol “CPT” and is quoted on the OTC Bulletin Board under the symbol “CBTGF.” Our fiscal year end is June 30.

Our principal office is located at Suite 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7. Our telephone number is 604-871-9909. Our website is www.cibt.net.

We currently have two subsidiaries, CIBT and IRIX. Our principal operational activities are carried out through our subsidiary, CIBT. We are focused primarily on our education and training business in China. Our target clients are recent college graduates or persons working in urban centers in China. IRIX is a multimedia service and advertising agency headquartered in Vancouver, British Columbia, Canada.

During 2007, approximately 75% of our revenues were generated by our education business in China. The remaining 25% of our revenues was derived from our advertising and other businesses. In 2007, we increased our ownership interest in CIBT from 76% to 99.8% through three transactions to reflect our goal to exclusively focus on our education business in China. We also plan to sell our subsidiary IRIX in the near future in order to concentrate more fully on our education business in China. We had previously identified a potential purchaser, but negotiations were stalled. We have not identified any other potential buyers for IRIX.

Other than the proposed divestiture of IRIX, we, through CIBT Education Group or our subsidiary CIBT, may look for opportunities to build new campuses or schools in order to expand our education business in China or other countries.. On October 1, 2007 we entered into a letter of intent to acquire 100% ownership of a Canadian college with a presence in Asia and the Middle East. Currently we are conducting due diligence of the Canadian college and there is no assurance that the proposed acquisition transaction will be successful.

Through a reverse merger transaction we sold SE Global Equities Corp. (“SEG”), our former subsidiary in 2005 to allow us to focus on our education business in China. SEG provided broker-dealer financial services and owned a licensed broker dealer firm in California.

Our long term goal is to build our reputation, expand our presence in China and elsewhere, and continue to increase and enhance the education services we offer. Over the next 12 months our goals are to:

  find new CIBT center facility providers to set up new CIBT centers;
  develop our current programs, campuses and CIBT centers;
  increase revenues by increasing student enrollment at our CIBT centers;
  maintain relationships with the CIBT center facility providers and educational service providers and Chinese authorities;
  complete the proposed acquisition of a Canadian college; and
  promote our business and brand.

A. History and Development of our Company

On September 1, 2006, we opened CIBT WyoTech Automotive Institute in Weifang City, China in order to deliver our automotive technical training program.

On March 15, 2007, we entered into a settlement agreement with our subsidiary CIBT to settle a debt of approximately $1,556,000. On April 24, 2007, we purchased 1,548,678 common shares of CIBT at a price of approximately $0.93 per share. After the completion of these two transactions, our beneficial ownership in CIBT increased from 76% to 80%. On May 18, 2007, we completed the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders by issuing the sellers 4,853,113 common shares of CIBT Education Group at a price of $1.00 per share. This increased our beneficial ownership in CIBT from 80% to 99.8% .

On April 25, 2007 we successfully closed a private placement debenture offering totalling $5 million. Each debenture carries an interest rate of 8% and is due on April 24, 2010. The funds raised through this private placement offering will allow us to expand our education business in China.

On September 26, 2007 we received our trading symbol “CBTGF” for the OTC Bulletin Board.

From June to November 2007, CIBT, our subsidiary, entered into separate agreements with five Chinese schools to establish five CIBT centers to deliver our programs via live video conferencing.

On November 14, 2007 we changed our name from Capital Alliance Group Inc. to CIBT Education Group Inc. to reflect our strategic focus on the education sector.

On November 27 2007, we completed a brokered and a non-brokered private placement with Canaccord Capital Corporation for a total of 2,743,447 units at approximately $1.93 per unit for total proceeds of approximately $5,288,707. We issued 2,743,447 common shares and warrants for the purchase of 1,371,727 common shares at a price of approximately $2.28 per share for a period of two years from the date of issuance. The brokered portion of the private placement resulted in us paying to our agent Canaccord commissions and fees of approximately $213,068, as well as warrants to purchase 236,842 of our common shares at a price of approximately $1.93 per share in the first year and approximately $2.28 per share in the second year after issuance. The capital we raised will be used to fund working capital and to finance the proposed Canadian acquisition.

On December 17, 2007 we acquired 100% of the assets and certain liabilities of Sprott-Shaw Community College for a purchase price of approximately $12 million. Sprott-Shaw Community College is a Canadian college with a presence in Vietnam, the Philippines, Jordan and China, with programs in technical training, language training, and academic baccalaureate degrees offered through 17 campuses in Western Canada. It reported revenues in excess of approximately $30 million for the past four years. For more information concerning this acquisition, please see the press release on our website, www.cibt.net.

On December 19, 2007, we appointed two new members to our Board of Directors, Mr. David Warnock and Mr. Jack Brozman.

B. Business Overview

We currently have two lines of business operations in China: education and training, carried out by our subsidiary CIBT; and graphic design and advertising, which is conducted by our subsidiary IRIX. Going forward, we intend to focus primarily on our education and training business in China. To that end, we intend to spin-off our subsidiary, IRIX, and are looking for potential purchases. We had previously identified a potential purchaser, Asia Interactive Media Inc., but negotiations were halted. (See “Item 6.A Other Directorships” and “Item 7.B Related Party Transactions” for information pertaining to the relationship between CIBT Education Group and Asia Interactive.) We have not identified any other potential purchasers for IRIX. There is no assurance that we will successfully identify a potential purchaser or sell IRIX. The timing of any sale is also uncertain.

In 2000 we completed the acquisition of 51% of IRIX and began to provide advertising and graphic design services. In 2004 CIBT, our subsidiary, acquired a 60% interest in CIBT Beihai International College from Weifang University. In 2005 we sold SEG, our subsidiary, to Sun Media Investments Holdings Ltd., by a reverse merger transaction. We intend to review potential acquisition opportunities on an ongoing basis to set up new campuses and schools and expand our education business in China or other countries. We have acquired Sprott-Shaw Community College, a Canadian college with 17 campuses in Western Canada and a presence in Asia and the Middle East. For more information on this acquisition, see the information provided under “History and Development of our Company” in this current report.

Operations of CIBT

Introduction to the Chinese Market

The Chinese post-secondary education industry, particularly the market for business, IT and automotive technician training programs, is large and growing quickly due to a variety of economic, political, and demographic factors.

In 2001, China joined the World Trade Organization (“WTO”). Membership with the WTO may enhance a country’s economic efficiency and economic results as the country’s economy develops. Based on gross domestic product (“GDP”), China is the fourth largest economy in the world after the US, Japan and Germany, with a GDP of around $2.5 trillion in 20051. China’s GDP grew at an average annual rate of 9.5% between 2001 and 20052. China’s demographics are a key factor in its large and growing economy. With a population of approximately 1.3 billion people, China is the most populous country in the world3.

1 China Daily, “China Becomes 4th Largest Economy: World Bank”, July 4, 2006 (http://www.china.org.cn/english/BAT/173594.htm)

2 People’s Daily Online, “China to see 7.5% annual growth in next 5 years”, March 05, 2006 (http://english.people.com.cn/200603/05/eng20060305_248054.html) 3 World Population Prospects: The 2006 Revision

Our business targets people living in the large cities within China, as it is easier to open a school in a large city that will attract an adequate number of students. There were approximately 560 million people living in the urban centers in China in 2005. Between 2001 and 2005, the average urbanization growth rate in China was 1.4% annually.4

We originally focused on the educational market in Beijing, China, but now we are shifting our business to other large Chinese cities with populations of between 1 and 10 million people. This strategic change is largely because we believe our competitors are ignoring the educational markets in these less-developed cities. This allows us to obtain attractive terms when negotiating with our CIBT center facility providers and educational service providers.

Structure of the Chinese Education System

China’s education system consists of preschools, kindergartens, schools for the deaf and blind, primary schools, secondary schools and various post-secondary institutions. In 1986, the Chinese government enacted legislation mandating nine years of compulsory education, consisting of six years of primary education and three years of junior middle school education. Following completion of junior middle school, students either continue to senior middle school or secondary vocational and technical school. Both senior middle school and secondary vocational and technical school consist of three year programs. Secondary vocational and technical schools train medium-level skilled workers, farmers, and managerial and technical personnel. The Chinese government provides free education for students up to the completion of secondary school, following which students must pay for their education.

Following completion of secondary school, students take the National College Entrance Examination which is held annually in July and determines college admission. Chinese post-secondary educational institutions are classified into three levels by the Ministry of Education.

Level I universities are the top universities in the country, with well respected educators and records of educational and scientific achievements. Level II universities are generally less exclusive and prestigious. Level III universities are post-secondary vocational and technical schools. Once the National College Entrance Examination results are available, students are matched into universities by government authorities according to each student’s test results and preference.

Education is funded by a variety of sources: Level I universities (normally controlled directly by the national government) are generally funded by the national financial pool; Level II universities (mainly controlled by provincial governments) are supported by provincial governments or fund raising projects initiated by the universities themselves; schools sponsored by town and village governments and by public institutions (mainly Level III universities) are mainly financed by town and village governments or by the sponsor institutions; private schools (normally Level III schools) are funded by sponsors.

4 People’s Daily Online, “China’s urban population to reach 560 million: official”, December 17, 2005 (http;//English.people.com.cn/200512/17/eng20051217_228778.html)

Demographic Trends

In 2005, China’s population of 20 to 29 year-olds was approximately 2.1 million or 12.6% of total population of China5. In 2002, the number of people seeking higher education in China was approximately 16 million. The gross enrollment rate at institutions providing higher education increased 11.6% from 3.4% in 1990 to 15% in 20026. The gross enrollment rate refers to the total number of students enrolled at school as compared to the population of school age persons calculated by the government. In 2006, the gross enrollment rate of all school aged persons in Chinese higher education reached 22%, 1% higher than in 20057. However, that leaves 78% of students with no opportunity to seek higher education.

In the U.S. there are 6,683 post-secondary institutions8. With a population four times that of the U.S., China has only 2,003 higher education institutions to meet the academic needs of its country9.

The accelerated rate of enrollment growth has placed a strain on China’s post-secondary education system and the system is struggling to provide enough seats to meet the surge in demand. China’s growing economy is also placing a strain on the educational system to produce sufficient management and skilled technical workers with western-style training. In our education centers, we offer western-style educational programs which seek to emulate content, teaching techniques, and training adhering to the standards of western countries, allowing us to better serve the market.

The deficiency in the number of higher educational institutions, as compared to the number of students eligible to apply for enrollment, gives an opportunity to increase our presence in the Chinese market. The rapid growth of China’s economy has created a tremendous demand for personnel with international skills that traditional universities are either not equipped to teach or choose not to teach. From the perspective of students, our programs and those of other private technical schools appear more attractive than those of traditional universities because of the shorter duration of our programs and the programs’ market-driven design.

5 National Bureau of Statistics of China, “4-7 Population by Age and Sex (2005)” (http://www.stats.gov.cn/tjsj/ndsj/2006/html/D0407e.htm)

6 Ministry of Education of the People’s Republic of China, “Report of Education Statistics”, February 27, 2003 (http://www.moe.edu.cn/english/planning_s.htm) 7 Chinanews.cn, “Gross enrollment rate of Chinese higher education reached 22%”, March 10, 2007 (http://www.china.org.cn/english/education/202350.htm) 8 U.S. Department of Education, National Center for Education Statistics, Integrated Postsecondary Education Data System (IPEDS), Fall 2005 9 Ministry of Education of the People’s Republic of China, “Report of Education Statistics”, February 27, 2003 (http://www.moe.edu.cn/english/planning_s.htm)

For-Profit Post-Secondary Education Market

In recognizing the deficiency in higher education schools, the Chinese government enacted legislation in 1984 to support the development of for-profit private educational institutions as a means of providing schooling for millions of students. The Chinese government encourages for-profit educational institutions to provide higher education and to implement western-style educational content and teaching techniques in Chinese schools. For-profit education is attractive to the Chinese government, as it provides a fast route to enhance the overall level of education in China, thereby catching up with western educational standards; and it facilitates the development of an educated and modern workforce capable of building China’s economy.

Market Opportunity for our Programs

We focus our educational program offerings in several key areas as follows:

1. Information Technology

In recent years, international companies have started to move technology-intensive manufacturing industries, marketing operations, purchasing offices, product development, and human resource development to China. China predicts that from 2005 to 2009 the information technology (“IT”) sector in China will see significant annual growth. Total IT spending is projected to reach $85 billion by 2009, according to the Gartner Group10. The major drivers of growth will be the government, commercial enterprises and individual demand for IT products and services. IT investment in the educational sector is expected to enter a period of stable growth.

2. Business

One of the results of China’s economic transition is an increased demand for management personnel, particularly those with a strong comprehension of managing in a market-based economy. Traditional Chinese management approaches have been primarily shaped by experiences under a centrally planned economy, which has led to a lack of understanding of market-oriented philosophies. As the Chinese economy continues to grow, we will see an increasing shortage of management personnel who are able to understand and implement western-style management skills in the areas of marketing, financial management, inventory control, human resources and international business rules.

The broader implication is a shift in the skill set required to successfully manage the more complex sectors that emerge, which will place a greater emphasis on obtaining a business degree that will provide an individual with the ability to understand new business philosophy. The projected gap between market supply and demand is particularly large in China’s large cities.

10 Gartner.com, “China’s ICT Industry: Current State and Future Direction”, April 18, 2006 (http://www.gartner.com/DisplayDocument?doc_cd+138280)

3. Automotive Technical Training

According to the People’s Daily Online of China, there are over 355 automobile brands in China11 with total estimated automobile output of 5.6 million in 200512. China had approximately 20 million privately-owned vehicles in use at the end of 200613. China’s vehicle output increased approximately 5 million from 2 million in 2001 to approximately 7 million in 2006. In 2006, China became the top 3rd automotive sales market in the world. China vehicle population is expected to reach 56 million by 2010 and the predicted production in 2010 will be 6 million. The large number of vehicles in China has resulted in the growth of market capacity for aftermarket services, which is valued at approximately $28 billion. The sales volume of Chinese automotive repair and maintenance has surpassed approximately $0.86 billion.

Currently there are about 300,000 business entities engaged in the maintenance and repair of vehicles, and that number is expected to experience a growth rate of 10 to15% annually in the coming years. The annual output value of this industry is expected to surpass $5.5 billion and employ 400,000 people. However, these figures also indicate an expected shortfall of maintenance and service businesses in the future as the ratio of businesses to vehicles is ideally 13 per every 1,000 vehicles. This ratio current sits at 2.8 maintenance and repair businesses for every 1,000 cars, and will worsen if the number of maintenance and repair entities and skilled technicians do not increase to satisfy the increasing demand. These figures show that there is an existing market for our automotive technical training programs such as ours, which will continue to grow and be in high demand14. The lack of highly skilled automotive technicians presents us with an opportunity to offer western-style automotive technical training to Chinese students seeking automotive technical training programs adhering to western-style automotive servicing standards.

Programs

Our subsidiary CIBT is a post-secondary education provider in China. We provide masters, bachelors, diplomas and certificates in business, information technology and automotive technical training. We also provide a Corporate and Executive Training program and a Business English program to managers or senior officers working with domestic, foreign or international companies or government departments in China.

11 People’s Daily Online, “Automobile industry faces 3 major challenges”, April 25, 2005 (http://english.people.com.cn/200504/25/eng20050425_182638.html)

12 People’s Daily Online, “China auto output predicted to reach 5.6 million in 2005”, April 12, 2005 (http://english.people.com.cn/200504/12/eng20050412_180624.html) 13 People’s Daily Online, “China has over 20 million privately-owned cars”, February 28, 2007 (http://english.people.com.cn/200702/28/eng20070228_353091.html) 14 Autoexpo.com.cn, “Market Info” (http://www.autoexpo.com.cn/auto_en/page 1-1.htm)

The details of our programs are as follows:

Name of Program	Duration of Program	Description

Business Program - MBA	Two years

The MBA program, which consists of 15 courses, is designed to develop a solid foundation for making sound business decisions by providing training in general management principles, finance, marketing and project management.

Business Program – Bachelor degree	Four years (two years in CIBT)	The Business Bachelor program provides students with basic knowledge of business, administration and international business management, together with communication skills, and interpersonal skills. This program consists of 23 courses. Students will spend two years at CIBT and another two years at the campuses of the educational service providers.

Information Technology Program (IT program)	Three years	We offer IT diplomas in multimedia design, software engineering and applied service management. Our IT program consists of 20 courses.

Automotive Technical Training Programs (auto training programs)	From three months to three years	Our auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short term program (three months), mid-term program
(eighteen months) and a three-year program.

Corporate and Executive Training Program (CET program)	Three years	The CET program aims to provide managers or senior officers with organizational and interpersonal skills that will allow them to work effectively with others and adapt to a culturally diverse business environment. Students will learn American management skills and modern business dynamics to develop their capacity to work under pressure and build leadership and coaching skills.

2+2 Program or 1+1 Program (Joint Program)	Two years or four years	We offer two cooperative international bachelor degree programs, the 2+2 Program and the 1+1 Program. The 2+2 Program allows students to spend two years studying at our Shuanglong CIBT campus before completing the final two years at one of our overseas educational service providers’ campuses. The 1+1 Program allows students to study for one year at our Shuanglong CIBT campus and then spend the final year at one of our overseas educational service providers’ campuses.

English Program	From one month to four months	Our English program is intended to assist students to develop listening and speaking skills and recognize and practice grammatical structures and sentence patterns. We offer two different schedules for this program, a one month intensive program, or a weekends-only program that is conducted over the course of four months.

English Teacher Program	Nine months	We provide a program to English teachers with high-intermediate to advanced proficiency in English. The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

Business English Program	Three years	We offer a diploma program in business English. The business English program focuses on business conversation, business issues, presentation skills and business document writing.

Hotel Management Program	From one to three years	Our hotel management program is designed to teach students all aspects of hotel management, including rooms, food and beverage, culinary, marketing and sales, conferences and catering. We offer general courses such as business communications and computer skills to ensure students meet industry demand regarding technical and interpersonal skills.

Accounting Program	Three years	Our accounting program gives students the financial and planning information to solve management problems and provides the necessary skills to help students develop, improve, and implement operating procedures in a management accounting context.

Russian Program	One year	Our Russian program is intended to assist students to develop listening and speaking skills and learn about grammatical structure and sentence patterns.

Student Enrollment Statistics

Currently the number of enrolled students is approximately 3,440. The quarterly enrollment statistics for the last two years are as follows:

Quarterly End Date	Total Enrollment

June 30, 2005	1,437

September 30, 2005	2,508

December 31, 2005	2,404

March 31, 2006	2,633

June 30, 2006	2,695

September 30, 2006	3,290

December 31, 2006	3,328

March 31, 2007	3,192

June 30, 2007	3,268

September 30, 2007	3,420

Tuition Fees

The tuition fees of our programs vary by education service provider. The following table provides the average tuition fee charged, and the average cost paid to the educational service providers for each of our programs:

Name of Program	Educational Service Providers	Tuition Fee	Average Educational Service Provider's Costs
	Service Providers	(1)	as a Percentage of Tuitition
		($)

Business Program -	City University	8,500	37%

MBA	Beijing University of Technology	3,100	4.8%

Business Program - Bachelor degree	Western International University (2)	4,700	7.8%

	Beijing University of Technology	4,700	10%

Information Technology Program (IT program)	Weifang University	3,400	50%

Automotive Technical Training Programs (Auto training programs)	Wyotech Institute (3)	315 for three month program; 2,900 for eighteen months	14%
		5,600 for three years	30.8%

Corporate and Executive Training Programs (CET program)	Weifang University	3,400	50%

2+2 Program or 1+1 Program	Beijing University of Technology	8,100 for 2+2 Program; 3,400 for 1+1 Program	10%

English Program	No educational service providers	56 per month	-

English Teacher Program	No educational service providers	56 per month	-

Business English Program	Weifang University	3,400	50%

Hotel Management Program	No educational service providers (4)	(4)	-

Accounting Program	No educational service providers (4)	(4)	-

Russian Program	No educational service providers (4)	(4)	-

(1)	Tuition fees are shown on a gross basis and do not include any discounts.

(2)	Western International University is a subsidiary of Apollo Group Inc. (NASDAQ: APOL).

(3)	Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(4)	We are in the process of negotiating educational service providers and setting tuition.

Refund Policy for Tuition Fees

Refund policy on MBA programs:

Refund Percentage of Tuition Fees
If no more than 7 days after a program starts	100%
If more than 7 days after a program starts and less than 30 days after a program starts	50%
If 30 days or more after a program starts	0%

Refund policy on non-MBA programs:

Refund Percentage of
Tuition Fees

If at least 7 days before a program starts	100%
If less than 7 days before a program starts and less than 7 days after a program starts	95%
If more than 7 days and less than 30 days after a program starts	50%
If 30 days or more after a program starts	0%

Refund Policy for Textbooks We have no refund policy for textbooks.

Laptop Computers

We do not include laptop computers in our tuition fees, and each of our students must acquire their own laptop.

Teachers

Currently we employ 18 full time teachers and approximately 100 part time teachers in China. We also have two temporary teachers from North America. The teachers at the Anyang and Zhengzhou campuses are provided by our educational service providers. We currently do not have any of our own teachers at these campuses. Information about our teachers is as follows:

	Number of teachers	Average compensation

Full Time - Beijing	11	$750 per month

Part Time – Beijing	100	$20 - $75 per hour

Full Time – Weifang	7	$300 per month

Temporary - North America	2	$600 per month

Campuses

We provide our programs from eight campuses listed below. We do not own any campuses.

Campus	Establishment	Size	Location*	Facility Arrangement
	or Starting Date	(Square Feet)

Beijing	September 1999	20,000	Beijing,	Beijing University of
University of		(exclusive	Capital of	Technology West
Technology		occupation)	China (1)	Campus is on the
West				grounds of Beijing
Campus				University of Technology.
We pay 15% of revenues
for this facility.

Beijing	July 2007	(exclusive	Beijing,	Beijing University of
University of		occupation)	Capital of	Technology West
Technology			China (1)	Campus is on the
East				grounds of Beijing
Campus				University of Technology.
We pay ²% of revenues
for this facility.

Shuanglong	September 2002	107,000	Beijing,	We pay 6% - 18% of
CIBT		(exclusive	Capital of	revenues for this facility,
Campus		occupation)	China (1)	depending on the
program.

Executive	May 2006	1,470	Beijing,	We pay approximately
Training		(exclusive	Capital of	$47,000 per year for this
Center		occupation)	China (1)	facility.

CIBT Beihai	May 2005	20,000	Weifang,	This facility is on the
International		(exclusive	Shangdong	grounds of Weifang
College	occupation)	province (2)	University. We paid a flat
fee of 50% of revenues to
Weifant Univeristy for
educational service provider's
costs including the rent for
this facility.  We are not
obliged to pay any additional
costs for this facility until
2014.

CIBT Wyotech Automotive Institute	September 2005	43,000 (exclusive occupation)	Weifant, Shangdong province (2)	We pay approximately $49,000 per year for this facility.

CIBT	December 2005	1,000	Anyang,	We paid a one-time fee of
Anyang		(exclusive	Henan	$28,000 to the Anyang
Teachers		occupation)	province	Education Bureau, a
Training			(3)	government authority,
Center				and agreed to provide our
				consulting services as
				compensation for the
				exclusive occupation of
				this facility (1).

Zhengzhou	September 2006	10,000	Zhengzhou	We have an agreement
Campus		(exclusive	, Henan	with Zhengzhou CIBT, a
		occupation)	province	non-related entity to us,
			(4)	for the use of our
				curriculum and materials
				on its Zhengzhou
				Campus. It pays us
				approximately $70 per
				student per year to this.

* See “Our Network” for detailed information regarding our locations.

(1) Our consulting services assist Chinese teachers in the Henan province come to Vancouver, Canada to study English abroad. Some of our services include preparation of visa applications, researching schools, and arranging transfers between schools once teachers are in Canada if they are interested in further studies.

CIBT Centers

Our latest business development plan is to establish a series of new CIBT centers, which will be mini-campuses set up within a university or college through cooperation between us and a university or college. The cooperating university or college will provide the facilities, while we will renovate classrooms and provide video conferencing equipment. Each CIBT Center will be equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European teachers with Chinese students in a live and real time video conference environment. Using video conferencing technology, we hope to centralize our programs at our Beijing studio headquarters, and reduce the need for teachers to be present at the mini-campus locations.

From June 2007 to present we have set up five CIBT centers, all of which are run from leased facilities, as described below.

CIBT Center	Establishment	CIBT Center	Location*	Size
	or Starting	Facility		(Square Feet)
	Date	Provider

Weifang CIBT	August 2007	Weifang	Weifang,	2,500
Center		Commercial	Shangdong	(exclusive
		School	province (2)	occupation)

Qingdao CIBT	October 2007	Qingdao Senior	Qingdao,	2,500 square
Center		Technician	Shandong	feet (exclusive
		College	Province	occupation))

Tianjin CIBT	November	Tianjin	Tianjin (7)	3,500
Center	2007	University		(exclusive
occupation)

Zhuhai CIBT	November	Zhuhai	Zhuhai,	2,500 square
Center	2007	Broadcasting	Guangdong	feet (exclusive
		and TV College	Province	occupation)

Fuzhou CIBT	November	Fujian Xinhua	Fuzhou, Fujian	2,500 square
Center	2007	Technical	Province	feet (exclusive
		School		occupation))

* See “Our Network” for detailed information regarding locations.

CIBT Center Facility Providers

As of December 3, 2007, we have five CIBT center facility providers. Information about the CIBT center facility providers and the CIBT center facility provider agreements is set out in the table below.

Name of	Duration of CIBT	Termination	Payment Term (Average
CIBT Center	Center Facility	Provision	CIBT Center Facility
Facility	Provider		Provider’s Costs as
Providers	Agreements		Percentage of Tuition)

Weifang	From August 14,	Renewal to be	To be defined in future
Commercial	2007 to August	decided 6 months	according to the specific
School (1)	14, 2022	before expiration	program agreement

Qingdao	From October 30,	Renewal to be	To be defined in future
Senior	2007 to October	decided 6 months	according to the specific
Technician	30, 2022	before expiration	program agreement
College (2)

Tianjin	From November	Renewal to be	To be defined in future
University (3)	10, 2007 to	decided 6 months	according to the specific
	November 10,	before expiration	program agreement
2022

Zhuhai	From November	Renewal to be	To be defined in future
Broadcasting	8, 2007 to	decided 6 months	according to the specific
and TV	November 30,	before expiration	program agreement
College (4)	2022

Fujian Xinhua	From November	Renewal to be	To be defined in future
Technical	30, 2007 to	decided 6 months	according to the specific
School (5)	November 30,	before expiration	program agreement
2022

1.	Weifang Commercial School was established in 1974 and occupies approximately 33 acres of land with approximately 740,000 square feet of classroom space. This school offers degree programs in business administration and technology, and non-degree training programs including hotel management, logistic procurement, medical assistance and refrigeration technologies. This school is a public school in Weifang City and has approximately 6,200 students. We began to deliver our programs in September 2007, with English enhancement and job skills training to approximately 2,000 students from three departments of this school.

2.	Established in 1958, Qingdao Senior Technician College is a post-secondary public school located in Qingdao City in the province of Shandong. It offers programs designed to train advanced level engineers and technicians, which include Modern Digital Machining, Industrial Electrical Automation, Modern Information Technology and 7 others engineering programs. With accumulated investment in expansion and construction, the school occupies a land area of 130,000 square meters. The institution currently has over 5,500 students enrolled and 214 professional instructors.

3.	Tianjin University, the first university in China, was established in 1895 and consists of 12 schools covering 339 acres of land with approximately 7.2 million square feet of classroom space. This university has approximately 20,000 students and is a public university in Tianjin.

4.	Zhuhai Broadcasting & TV University is located in the downtown core of Zhuhai city. It occupies approximately 23,000 square meters of land with approximately 13,500 square meters of classroom space. This school offers a variety of degree and diploma programs such as Computer Science, Law, Business Administration, English, Finance, Accounting, Electrical Engineering and Information Technology. It currently has more than 3,000 students enrolled in degree programs and more than 3,000 students in non-degree programs, as well as partnerships with more than 30 companies in various industries.

5.	Established in 1998, Fujian Xinhua Technical School is a secondary public school located in Fuzhou City. It has a land area of 33 acres and enrollment of more than 5,200 students. With more than 160 staff members, Fujian Xinhua Technical School delivers over 20 diploma programs, including Mechanics and Electronics, Beauty and Fashion Design, Administration, Hospitality, Computer Science and Information Technology. It has established partnerships with over 400 large-scale and international companies to provide students with platforms for successful future careers.

Our Network

We deliver our education programs and services to students through a physical network of 5 campuses and 9 centers. We select new locations based on various factors, including demographics, the economic condition of the particular region and the reputation of universities or colleges.

The following table sets forth information concerning the locations of our campuses and CIBT centers.

	City	Population	Size	GDP	Number of	Number
		(million)	(square	(Billion RMB)	Campuses	of CIBT
			kilometers)			Centers

1	Beijing[15]	15.4	16,808	772 (2006)	3	1
				($104 billion*)

2	Weifang[16]	8.5	15,800	12.5 (2004)	2	1
				($1.7 billion*)

3	Anyang[17]	5.3	7,355	21.4 (1996)	0	1
				($2.9 billion*)

4	Zhengzhou[18]	7.1	7,446	165 (2005)	0	1
				($22 billion*)

5	Tianjin[19]	10	11,920	433.8 (2006)	0	1
				($58 billion*)

6	Qingdao[20]	7.3	10,654	320.7 (2006)	0	1
				($43.2billion*)

7	Zhuhai[21]	1.3	1,653	54.6 (2004)	0	1
				($7.4billion*)

8	Fuzhou[22]	6.6	12,000	208 (2003)	0	1
				($28billion*)

Total					5	9

(1) Beijing is one of the four municipalities of China that are directly under the central government and have provincial-level status.

(5) Tianjin is one of the four municipalities of China that are directly under the central government and have provincial-level status.

* The exchange rate is based upon the noon buying rate of the Federal Reserve Bank of New York on November 15, 2007. The noon buying rate of exchange for the conversion of RMB into US dollars was US$0.1347 (RMB1.00 = US$0.1347) .

The following map shows the locations of our operational campuses and CIBT centers in China (new campuses yet to be opened or built are not shown):

15 China.org.cn, “Beijing 2005 – The Year in Review” (http://www.china.org.cn/english/features/ProvinceView/163623.htm)

[16]	http://en.wikipedia.org/wiki/Weifang

[17]	http://en.wikipedia.org/wiki/Anyang

[18]	http://en.wikipedia.org/wiki/Zhengzhou

[19]	http://en.wikipedia.org/wiki/Tianjin

[20]	http://en.wikipedia.org/wiki/qingdao

[21]	http://en.wikipedia.org/wiki/zhuhai

[22]	http://en.wikipedia.org/wiki/fuzhou

39

Educational Service Providers

As of December 3, 2007, we have six educational service providers, comprised of two Chinese educational service providers and four US educational service providers. The two Chinese educational service providers are both Chinese public universities: Beijing University of Technology and Weifang University. The four US educational service providers are City University, ITT Educational Services, Western International University, and Wyotech Institute.

Information about our educational service providers and the educational service provider agreements is as follows:

Name of	Duration of	Termination Provision	Exclusive	Payment term
Educational	Educational		Right	(Average
Service	Service			Educational
Providers	Provider			Service Provider’s
	agreements			Costs as
Percentage of
Tuition)

Beijing	From	The parties can decide	No	4.8% of tuition for
University of	December 3,	to terminate or renew		MBA program; 10%
Technology	2004 to	the agreement within		of tuition for
(1)	September 1,	six months before its		Bachelor degree; or
	2012	expiration date.		10% of tuition for
2+2 Program and
1+1 Program; and
15% of tuition for
Beijing University of
Technology
campus

Weifang	From	This agreement was	No	50% of tuition for
University	November	signed by three parties,		IT, CET and
(2)	12, 2004 to	Weifang University, ITT		Business English
	November	Educational Services		program (including
	12, 2011	and us. The three		the campus rent);
		parties can decide to		No additional costs
		terminate or renew the		for the rent of the
		agreement within six		CIBT Beihai
		months before its		International
		expiration date.		College until 2014

ITT	From March	Besides the agreement	Yes	13.5% of tuition for
Educational	18, 2002 to	signed by Weifang		ITT Educational
(only 22
Services (3)	August 31,	University, ITT		Services‘ programs
provinces
	2007 (4)	Educational Services	in China)
and us, we entered into
an agreement with ITT
Educational Services
regarding IT program.
This agreement may be
terminated earlier by a
120-day written notice
or breach of material
terms by parties. The
agreement can be
extended by written
amendment.

City	General MBA	This agreement may be	No	37% of tuition for
University	program –	terminated earlier by		MBA program
(5)	from June 1,	written consent of the
	2004 to June	parties or breach of
	30, 2008	material terms by the
parties.

	Boeing MBA	This agreement will
	program –	continue to the later of
	from	the completion of the
	November 8,	full courses of students
	2005 to June	enrolled in the Boeing
	1, 2007	MBA program or June
1, 2007. We are
negotiating to renew
this agreement.

Western	From April 4,	This agreement may be	Yes (only	7.8% of tuition
International	2003 to April	terminated earlier by a	in Beijing)
University	1, 2008	120-day written notice
(6)		or breach of material
terms by parties. The
agreement can be
extended by a written
amendment.

Wyotech	From	This agreement may be	Yes (in	14% for 3 and 18
Institute (7)	October 24,	terminated earlier by	China,	month program;
	2005 to	breach of material	including	30.8% for 3 year
	October 23,	terms by parties.	Hong Kong	program
	2015		and
Taiwan)

1.	Beijing University of Technology is our first Chinese collaborative party. Beijing University of Technology has approximately 23,000 students and is a public university in Beijing.

2.	Weifang University owns 40% of CIBT Beihai International College. Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students. We entered an agreement with both Weifang University and ITT Educational Services relating to different programs except IT programs on November 12, 2004.

3.	ITT Educational Services, Inc. (NYSE: ESI) provides technology oriented post- secondary degree programs to approximately 44,000 students at seventy-nine ITT Technical Institutes in thirty-one states in the U.S. Pursuant to an educational service provider agreement relating to IT programs, we have the exclusive right to deliver ITT Educational Services programs in 22 provinces throughout China.

4.	Our cooperation program with ITT has ended and we are not renewing the agreement.

5.	City University is a not-for-profit private educational institution in Washington USA. City University provides business education at the graduate and undergraduate level at approximately 20 campuses throughout the US, Canada, Europe and Asia. We have two agreements with City University relating to different programs dated June 1, 2004 and November 8, 2005, respectively.

6.	Western International University, a subsidiary of Apollo Group Inc. (NASDAQ: APOL), provides a range of educational offerings with a focus on business and technology. Apollo and Western International University have over 90 campuses and 154 learning centers located throughout the U.S. We entered into an agreement with Western International University to provide Western International University’s bachelor degrees throughout our campuses in Beijing. We have the exclusive right to use the Western International University’s name in Beijing, China for the bachelor degree programs.

7.	WyoTech Institute, a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO), provides automotive technical training programs. Corinthian Colleges, Inc. operates 97 colleges in the US, and 33 colleges in seven Canadian provinces, all of which offer diploma programs and associates, bachelors and masters degrees in a variety of fields, concentrating on training in health care, business, criminal justice, transportation maintenance, trades and technology. Wyotech Institute itself offers degree and diploma programs in automotive, aeronautical, diesel, collision/refinishing, motorcycle, marine and personal watercraft, heating / ventilation / air conditioning and plumbing technology as well as specific advanced training programs. The educational service provider agreement we have with WyoTech Institute gives us the exclusive right to deliver Wyotech automotive technical training courses throughout China, including Hong Kong and Taiwan.

Target Customers

We focus on providing our services to the Chinese middle class. This is because our management believes that only people in the middle class have the ability to afford higher education, and they are more likely to pursue higher education to enhance their careers. China’s middle class covered 15% of the total population in 1999 and 19% in 2003, up 1% every year since 1999. According to the Chinese Academy of Social Sciences, households with assets of approximately $20,000 to $40,000 are classified as middle class in China. This number is expected to increase to 40% of the total population by 2020 if current economic growth conditions persist23.

This expected increase is due to the anticipated growth in China’s economy, which creates a large consumer base capable of earning and subsequently spending a large amount of disposable income. Our management believes that the strong growth of income will generate a middle class with the financial ability to pay for more expensive services, including higher education for current and future generations.

Competition

We face competition from the following companies:

  US or European-based for-profit post-secondary education companies that also offer western-style educational programs.
  For profit post-secondary education companies offering Chinese language training and professional training programs. This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to our IT and Automotive Technical Training programs. Examples of our competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that provide automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.
  Not-for-profit post-secondary education companies that offer western-style educational programs. These are typically joint ventures established between U.S. or European universities and Chinese universities and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs we offer. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by us.
  Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of our significant competitors.

23 China Embassy Website (http://www.china-embassy.org/eng/gyzg/t80880.htm)

One of our methods for recruiting students is through China’s National Recruitment System, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students. Currently, our CIBT Beihai International College is part of the National Recruitment System.

To attract students outside of the National Recruitment System, we also employ the following methods:

  Direct and indirect advertising including direct mail, newspaper advertisements, internet marketing and seminars;
  Educational recruiting agents hired outside of Beijing to actively promote the programs and recruit students;
  Referral sources including former and current students, friends, family and alumni; and
  Direct contact with existing and potential corporate clients.

Governmental Approvals

Our educational operations in China require approvals from various Chinese government authorities. In order to open our campuses and/or offer our educational programs, we obtained approvals from the following Chinese authorities:

  Ministry of Education - The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.
  Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.
  Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

The following table describes approvals we have obtained for each of our campuses and for the programs provided at each campus. No government approvals are needed for our CIBT centers.

Campus	Location	Offered	Approval	Approval Date	Renewal
		Programs in	Authority		Date
each campus

Shuanglong	Beijing,	2+2, 1+1,	Beijing	December 19,	Renewal
CIBT	Capital of	Business	Education	1999	not
Campus	China	program –	Committee		required (1)
bachelor degree

		MBA	Ministry of	October 8, 2003	October 8,
			Education		2008 (2)

		Business	Ministry of	January 30,	Renewal
		program –	Education	2004 for the	not
		bachelor degree		program	required (1)
Two approvals
of a national
bachelor degree
are pending
(3)

Beijing	Beijing,	Business	Beijing	December 29,	Renewal
University of	Capital of	program –	Education	1999	not
Technology	China	bachelor degree,	Committee		required (1)
West		2+2, 1+1,
Campus

Beijing	Beijing,	Russian	Approval not	N/A	N/A
University of	Capital of	Program	required
Technology	China
East Campus

Executive	Beijing,	English program,	Beijing	October 8, 2003	October 8,
Training	Capital of	MBA bilingual	Education	for MBA	2008 for
Center	China	program	Committee		MBA (2)
No approval
needed for the
English
Program

CIBT Beihai	Weifang,	IT program,	Shangdong	October 31,	Renewal
International	Shangdong	Business English	Provincial	2004	not
College	province	program, CET	Government		required
program, Auto
training program

CIBT	Weifang,	Auto training	Shangdong	December 14,	Renewal
Wyotech	Shangdong	program	Education	2006	not
Automotive	province		Committee		required
Institute

CIBT Anyang	Anyang,	English Teacher	An Yang	Each program	N/A
Teachers	Henan	Program	Education	needs individual
Training	province		Bureau	approval, every
Center				term

Zhengzhou	Zhengzhou,	2+2 program	Henan	June 23, 2004	Renewal
Campus	Henan		Education		not
	province		Committee		required

(1) We do not need to renew the government issued approval, but we have to get a new approval for each new educational service provider.

(2) We have to submit a renewal application and supporting documentation for our MBA programs to the government authority before October 8, 2008. In order to renew an approval, the government authority usually considers a number of factors, including the number of students in the program, the number of students who graduate from the program, textbooks and course content, and student feedback relating to the quality of the course content. The entire approval process generally takes approximately six months. We do not anticipate any problems in obtaining renewal of our MBA approvals.

(3) We have obtained approvals to deliver our business programs at the Beijing University of Technology campus, but currently we cannot issue a Chinese recognized bachelor degree for the programs associated with Western International University and ITT Educational Services until approvals are granted.

We have submitted an application and a copy of the proposed curriculum and program to the Ministry of Education for two approvals of a national bachelor degree and we are waiting for the final results. In order to grant approval for a bachelor degree, the Ministry of Education evaluates whether the training and education offered in the programs is equivalent to a bachelor program offered at an approved Chinese university. In order to do this, the Ministry evaluates whether the proposed curriculum and program meets the requirements of the “Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools” and the “Implementation Method of Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools”. The entire process generally takes about one year. We anticipate that we will obtain approval of our business programs at Western International University and ITT Educational Services before the spring of 2008, but delays are possible. In the interim period, we are permitted to continue offering our business programs and issue internationally recognized certificates of completion.

Our management is satisfied that we have applied for all necessary approvals to carry on our education activities in China with the exception of two approvals which are pending. While we believe that we have taken all steps necessary to obtain these two pending approvals (which are related to a national bachelor degree offering) and maintain the approvals of our MBA programs, there is no assurance that we will be successful in doing so Failure to obtain these two pending approvals or to renew the MBA approvals may have a material adverse impact on our future business. Failure to renew the MBA approvals may result in largely reduced enrollment because we would be unable to issue a Chinese recognized Masters degree. We are offering our business program associated with Western International University without a bachelor degree, but we have not yet started to offer the business program associated with ITT Educational Services, which may have low enrollment. The provision of business programs without a bachelor degree may not survive under intense competition present in the Chinese market, and this may adversely impact our net revenues, profitability, liquidity and overall future financial performance. Our current results may therefore not necessarily be indicative of our future operating results or financial condition.

Regulations

The Chinese government regulates the education services industry. This section summarizes the principal Chinese regulations relating to our businesses.

Education Law of the Chinese

On March 18, 1995, the National People’s Congress enacted the Education Law of the Chinese. The Education Law sets forth provisions relating to the fundamental education systems of the Chinese, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education and establishes and operates schools and other institutions of education and in principle, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training programs is specifically governed by the Regulations on Operating Chinese-foreign Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Operating Chinese-foreign Schools, or the Implementing Rules, which were issued by the Ministry of Education in 2004.

The Regulations on Operating Chinese-foreign Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in China, with such cooperation in the areas of higher education and occupational education being encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education and military, police, political and other kinds of education that are of a special nature in China.

Approvals for Chinese-foreign Cooperation in Operating Schools are obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. We have obtained all approvals for our Chinese-foreign cooperation institutes.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, to more effectively regulate foreign investment in Chinese domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the Chinese domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule became effective on September 8, 2006 without retroactive effect. These regulations may have an adverse effect on our future acquisition plans in China.

Chinese Tax Regulations

On March 16, 2007, the National People’s Congress, which is the legislature of China, passed the Enterprise Income Tax Law (the “EIT Law”), which will take effect on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the EIT Law does not define this term. EIT Law empowers the State Council to enact appropriate implementing rules and regulations.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-Chinese investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-Chinese investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the Chinese or pursuant to a tax treaty between China and the jurisdictions in which our non-Chinese shareholders reside. It is unclear whether any dividends payable to non-Chinese investors will be deemed to be derived from sources within China and be subject to Chinese income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-Chinese shareholders, the value of your investment may be materially and adversely affected.

Intellectual Property

We do not currently own any trademarks. We own the copyright to all of the contents of our websites, www.cibt.net and www.cibtcorp.com.

Operations of IRIX

IRIX was founded on October 5, 1994 under the laws of British Columbia, Canada by Alvin Chu, Chief Executive Officer of IRIX. IRIX has two subsidiaries, IRIX Design Group Inc. (California) and IRIX Design (Hong Kong) Company Ltd. IRIX began as a computer animation studio producing 3D computer generated animation and renderings, and evolved into a full service agency offering one-stop-shop graphic design, marketing and advertising services. In 1999 IRIX expanded into the U.S. market servicing financial institutions, largely in California. In 2000 a subsidiary of IRIX, IRIX Design (Hong Kong) Company Ltd. was set up in Hong Kong to service clients in Hong Kong.

Products and Services

IRIX now provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

Description	Percentage of
Overall Revenues

Graphic Design	45%

Marketing Consulting Service	15%

Production Services for print, video, film and multimedia	10%

Media Booking Agency	20%

Interior Design and Conceptual Space Design	5%

Interior Design and Product Design	2%

Other Services	3%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through good marketing of a defined image. Clients today are facing old media fragmentation and an explosion of new media. IRIX works with clients to find a good solution to fulfill the promises of their brands or services through advertising, corporate identity, personal profile building, printing services, multimedia production, marketing support, website development, web application, online marketing, and internet advertising. IRIX’s experience and understanding of the Chinese market also allows it to target clients who intend to build a Chinese customer base.

IRIX focuses its marketing efforts on targeting clients in the following industries:

  Real estate
  Banking and Financial Services
  Retail and Consumer Products
  Food and Beverage Products
  Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of	Percentage of	Type of Major
	Overall Revenues	Overall Clients	Clients
	(%)	(%)
U.S. (mostly in	35	35	Financial
California)			institutions
Canada (mostly in	60	60	Real estate
Vancouver)
Hong Kong	5	5	Goods providers,
			food and beverage
			manufacturers,
			and government
			agencies.

IRIX presently concentrates on marketing and offering our products and services to Vancouver real estate businesses. Vancouver is experiencing a strong real estate market, and the real estate industry is one of our leading sources of revenue.. Our management estimates that revenues from real estate businesses will continue to grow for IRIX in the short term.

There are risks and uncertainties inherent in the advertising and graphic design industry, which could adversely affect the financial condition of IRIX, including:

  Low barriers to entry. It is relatively easy and inexpensive for competitors to enter this industry, and IRIX may face a number of new competitors.
  Economic downturns. In the event of a downturn in the economy, expenditures on marketing products are often more likely to be reduced over other costs, which may adversely effect IRIX’s revenues.
  Customer demography. A large portion of IRIX’s customers are Asian. Should there be a downturn in the immigration environment in Vancouver, this could adversely effect IRIX’s revenues and curtail our growth.

Competition

IRIX faces intense competition from a wide range of companies. The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of our competitors have substantially greater financial and other resources. We mostly compete with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, an aggressive price competition from existing or future competitors could result in the need to reduce our prices or increase our spending and could result in a decrease in our revenues and profitability.

Our competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong. Other advertising and graphic firms, who compete in the real estate market, include Traction Creative Communications and Fleming Creative Group.

Employees

IRIX has a total of ten employees working in our Vancouver office, including Alvina Leung, our President, Chief Financial Officer and Director, and Alvin Chu, our Chief Executive Officer, as well as eight others employed as follows:

Function	Number of Employees

Marketing Director	1

Production Manager	1

Designers	2

Programmer	1

Account Executives	3

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the personnel in our Vancouver office.

Office

IRIX shares a leased office space in Vancouver with CIBT Education Group and CIBT, occupying 1,526 square feet at a cost of approximately $30,000 per year. IRIX does not own any real property.

Intellectual Property

IRIX owns the copyright to all of the contents of the website, www.irix-design.com.

Potential Sale

Our planned divestiture of IRIX reflects our overall goal to exclusively focus our attention and resources on the growth of our educational and training business in China. Approximately $1.3 million or 16% of gross revenues were derived from our advertising and graphic design business during the fiscal year 2007. Our plan regarding the potential sale of IRIX is as follows:

Description	Target Completion
Date

Approve a plan to sell IRIX	September 30, 2007

Discuss with various entities	December 31, 2007

Identify a potential purchaser	January 31, 2007

Initially negotiate with the potential buyer	February 28, 2008

Further negotiate with the potential buyer	April 30, 2008

Enter into a definitive agreement	July 31, 2008

Close the sale	December 31, 2008

Currently we are in the initial stages of this strategy with the sale of IRIX, since the negotiations for the sale of IRIX between CIBT Education Group and Asia Interactive were halted. While we intend to resume negotiations with Asia Interactive, there is no assurance that negotiations between CIBT Education Group and Asia Interactive will ever resume. The target completion dates are based on our current expectations and are subject to risks and uncertainties (See “Item 5.D Trend Information” in this annual report). We may not identify any other potential buyers, or successfully complete the sale of IRIX.

C. Organizational Structure

We have the following subsidiaries:

Subsidiary	Date of	Country of	Percentage	Principal Business
	Incorporation	Incorporation	of
			Ownership

CIBT	February 9, 1994	British Columbia, Canada	99.8%	Conduct education and training services in China

IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

On March 15, 2007, we entered into a settlement agreement with our subsidiary CIBT whereby we agreed to accept 1,668,321 common shares of CIBT to settle a debt of approximately $1,556,000, representing expenses paid on behalf of CIBT. The settlement price is approximately $0.93 per share. Through the debt settlement, our beneficial ownership in CIBT increased by 2% from 76% to 78%.

On April 24, 2007, we purchased 1,548,678 common shares of CIBT at a price of approximately $0.93 per share. After the purchase, our beneficial ownership in CIBT increased by 2% from 78% to 80%.

On May 18, 2007, we completed the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders by the issuance of 4,853,113 common shares of CIBT Education Group at a price of approximately $1.04 per share. Our beneficial ownership in CIBT increased from 80% to 99.8% after the acquisition of common shares of CIBT.

On April 25, 2007, we entered into securities purchase agreement with Shane Corporation S.à.r.l. (“Shane”) whereby Shane loaned $5 million to us and CIBT, our subsidiary, issued a debenture and warrants to Shane. In consideration of Shane’s investment in the debenture, we issued Shane warrants to purchase up to 5,361,667 common shares of CIBT at an exercise price of approximately $0.93 per share.

On September 24, 2007, we signed a non-binding term sheet with Shane concerning a proposed acquisition of all of Shane’s interest in CIBT. Pursuant to the term sheet, we would issue 10 million common shares of CIBT Education Group to Shane as consideration for the CIBT interest. Under the terms, approximately 1 million common shares of CIBT Education Group will be forfeited by Shane if within two years following the closing of the transaction common shares of CIBT Education Group are trade above $3.00 per share for at least nine consecutive months. This transaction was approved by regulatory authorities on November 19, 2007, and the transaction was completed on December 10, 2007.

Capital Alliance Group Inc.
CIBT School of Business and Technology Corp. (99.8%)[1]
IRIX Design Group Inc. (51%)[2]
Beijing Fenghua Education Consulting Ltd. (100%)[3]
CIBT School of Technical Services Inc. (100%)[4]
CIBT (Hong Kong) Limited (100%)[5]
CIBT – BJUT School of Business (100%)[6]
CIBT Weifang Education Management Inc. (100%)[7]
IRIX Design Group Inc. (California) (100%)[8]
IRIX Design (Hong Kong) Company Ltd. (100%)[9]
CIBT Anyang Teachers Training Center (51%)[10]
CIBT Beihai International College (60%)[11]
CIBT Wyotech Automotive Institute (100%)[12]

1. Our beneficial ownership in CIBT increased 23.8% from 76% to 99.8% through three transactions in 2007.

2. We only own 51% of IRIX and the remaining 49% interest is owned by Allen Chu, a former director of CIBT Education Group.

3. Beijing Fenghua Education Consulting Ltd., which is wholly-owned by CIBT, was incorporated on September 27, 2006 in Beijing, China.

4. CIBT School of Technical Services Inc., which is wholly-owned by CIBT, was incorporated in British Columbia, Canada on October 31, 2005.

5. CIBT (Hong Kong) Ltd., which is wholly-owned by CIBT, was incorporated in Hong Kong, China on January 12, 1998.

6. CIBT – BJUT School of Business, which is wholly-owned by CIBT, was established in 1995, and its license was renewed on November 18, 2000 in Beijing, China.

7. CIBT Weifang Education Management Inc., which is wholly-owned by CIBT, was incorporated in Weifang, China on December 22, 2002.

8. IRIX Design Group Inc. (California), a wholly-owned subsidiary of IRIX, was incorporated in California, USA on May 4, 1999,

9. IRIX Design (Hong Kong) Company Ltd., a wholly-owned subsidiary of IRIX, was incorporated in Hong Kong, China on October 16, 2000.

10. We own 51% of CIBT Anyang Teachers Training Center, which was established in An Yang, China in November 2005. The remaining 49% interest is owned by the An Yang Education Bureau, a Chinese government.

11. CIBT Beihai International College, a 60% owned subsidiary of CIBT, was incorporated in Weifang, China on December 22, 2004. The remaining 40% interest is owned by Weifang University.

12. CIBT Wyotech Automative Institute, a wholly-owned subsidiary of CIBT Weifang Education Management Inc., was incorporated in Weifang, China on December 14, 2006.

D. Property, Plant and Equipment

We currently rent our principal corporate office at 1200 – 777 West Broadway, Vancouver, British Columbia, V5Z 4J7. The office compromises 3,526 square feet of office space for which we pay a total rent of approximately $70,520 per year. Our rental agreement has a 50 month term from September 1, 2005 to October 31, 2009. We only use about 2,000 square feet of the available office space, and record a rent expense of approximately $40,520 per year. The rest of 1,526 square feet is used by IRIX, one of our subsidiaries, and IRIX records a rent expense of approximately $30,000 per year.

Our subsidiary, CIBT, leases the following office space and classrooms in China:

Name of	Facility	Size and	Expiration	Annual Lease
Campuses	Location	Type	Date	Commitment
(square
feet)

Beijing	Beijing	20,000,	2012	15% of revenues
University of	University of	classroom		generated from
Technology	Technology	facility		Beijing University of
Campus	Chaoyang			Technology
	District, Beijing,			campus
China

Shuanglong	Shuanglong	107,000,	2012	From 6% to 18% of
CIBT	CIBT Campus	including		revenues
Campus	Chaoyang	67,000		generated from
	District, Beijing,	classroom		Shuanglong CIBT
	China	facility and		campus according
		40,000		to different
		office space		programs

Executive	20th Floor of the	1,470,	2010	Approximately
Training	Chao Wai Men	office space		$47,000
Center	Office Tower,
Executive
Training Center,
Central
Financial
District Beijing,
China

CIBT Beihai	CIBT Beihai	20,000,	2014	We paid a flat fee
International	International	classroom		of 50% of revenues
College	College	facility		to Weifang
	Weifang			University for
	University,			educational service
	Weifang, China			provider’s costs
including the rent
for this facility. We
are not obliged to
pay any additional
costs for this facility
until 2014 when the
agreement will be
renegotiated.

CIBT	CIBT WyoTech	43,000,	2011	Approximately
Wyotech	Automotive	classroom		$49,000
Automotive	Institute,	facility
Institute	Weifang, China`

We do not presently own any property or real estate.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our financial statements and the notes thereto included in this annual report under Item 17, including our audited consolidated financial statements for the year ended June 30, 2007, the six months ended June 30, 2006 and the year ended December 31, 2005. Reference is made to Note 19 in our audited consolidated financial statements for the year ended June 30, 2007 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

We believe that the following discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, decision of the Board of Directors not to pursue a specific course of action based on a re-assessment of the facts or new facts, or changes in general economic conditions or risk factors mentioned under “Key Information.” We disclaim any obligation to update information contained in any forward-looking statements.

Overview

Our education enterprises in China have been in operation since 1995, but we just recently began to focus on our education business in China. As of June 30, 2007, we had total assets of $19,909,697 and an accumulated deficit of $14,516,272. As of June 30, 2007, our net tangible book value was $9,159,427 or $0.19 per share. For the year ended June 30, 2007, we generated net income of $196,160. We anticipate that our revenues will increase during the current fiscal year or in the foreseeable future as a result of promoting our current education programs, building new CIBT centers, developing new programs and increasing our tuition fees by 5% - 10%. Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan. Since our inception, we have engaged in two acquisition transactions and a reverse merger transaction. We expect our business strategy will include the identification of acquisition opportunities in order to build new campuses or schools and expand our education business in China or other countries. We plan to integrate future acquisitions into our existing operations. To that end, we completed the acquisition of Canadian college on December 17, Sprott-Shaw Community College, which has 17 campuses in Western Canada and business operations in Vietnam, the Philippines, Jordan and China. Sprott-Shaw Community College reported net revenues of $32.6 million in fiscal 2007.

While we believe our expansion plan will generate significant revenue growth in the long term, we may incur a loss in the short term. Our new programs or new CIBT centers will face the same problems as any new program or facility when entering a market. The likelihood of success of a new program or center will be subject to a number of factors including market perception, related acceptance of the new program or center, acceptance of long distance learning method via video conferencing, existing and potential competition, and customer sentiment. On a short term basis a significant investment in business and course development, facility renovation, purchase of equipment, acquisition expenses, and marketing and promotion could result in reduced margins; may not generate the expected revenue growth; or may lead to a loss, any of which could harm our business. Also, there is no assurance that we will generate any revenues or ever achieve profitable operations from our new programs, centers, or schools in the long term. If our new programs, centers or schools should fail, this could harm our business and our results of operations.

A. Operating Results

Results of operations for the year ended June 30, 2007, compared to the six months ended June 30, 2006 and the year ended December 31, 2005

As we changed our fiscal year end from December 31 to June 30 during 2006, our financial statements for the fiscal year ended June 30, 2006 only reflect our results of operations for 6 months of 2006.

Our earnings before interest, taxes, depreciation and amortization (EBITDA) was $931,290 for the year ended June 30, 2007 compared to $378,715 for the six months ended June 30, 2006 and a loss of $412,114 for the year ended December 31, 2005.

Total Gross Revenues

For the year ended June 30, 2007, the six months ended June 30, 2006 and the year ended December 31, 2005, we generated total gross revenues of $8,211,340, $2,572,358, and $4,189,236, respectively. An increase of $4,022,104 or 96% in gross revenues from fiscal 2005 was mainly due to a significant increase of revenues in our education business. The significant increase of revenues in our education business was derived from the increase in student enrollment and expansion of our education business in China. The increase in student enrollment resulted from the opening of new institutes and increases in new programs of study offered by the institutes.

Gross revenues from our education business operated by CIBT during the year ended June 30, 2007 were $6,194,085 compared to $1,763,953 for the period ended June 30, 2006 and $2,757,464 for the year ended December 31, 2005, representing an increase of 3,436,621 or 125% from fiscal 2005. The increase of our gross revenues in our education business was mainly due to an increase in student enrolment by 21% from 2,695 students as at June 30, 2006 to 3,268 students as at June 30, 2007. The increase in student enrollment resulted from the opening of new institutes and increases in new programs of study offered by the institutes. An EBITDA generated from our education business was $645,881 for the year ended June 30, 2007 compared to a loss of $113,005 for the period ended June 30, 2006 and earnings of $198,038 for the year ended December 31, 2005.

Gross revenues from our education business during the year ended June 30, 2007 represented approximately 75% of our total gross revenues compared to 69% of total gross revenues for the six months ended June 30, 2006 and 66% of total gross revenues for the year ended December 31, 2005.

Gross revenues from our design and advertising business via IRIX during the year ended June 30, 2007 were $1,293,631 compared to $559,415 for the period ended June 30, 2006 and $1,314,716 for the year ended December 31, 2005. Our design and advertising business during fiscal 2007 was slower than anticipated due to increased competition, resulting in gross revenues remaining at the same levels as fiscal 2005. An EBITDA generated from our design and advertising was $31,503 for the year ended June 30, 2007 compared to a loss of $21,798 for the period ended June 30, 2006 and earnings of $154,389 for the year ended December 31, 2005.

Gross revenues from our design and advertising business accounted for 16%, 22%, and 31% of our total gross revenues, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Our gross revenues from consulting services were $723,624 during the year ended June 30, 2007 compared to $248,990 for the six months ended June 30, 2006 and $117,056 for the year ended December 31, 2005. Our consulting services consisted primarily of a 24-month management advisory services agreement with SEG and 12-month management advisory services agreement with Sun Media Investments Holding Ltd. Gross revenues from our design and advertising business accounted for 9%, 10%, and 3% of our total gross revenues, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Direct Costs and Gross Profit

For the year ended June 30, 2007, our total direct costs were $4,049,104 resulting in gross profit of $4,162,236 or 51%. Our total direct costs were $1,497,576 for the six months ended June 30, 2006 resulting in gross profit of $1,074,782 or 42%. For the year ended December 31, 2005 our total direct costs were $2,192,360 resulting in gross profit of $1,996,876 or 48%. The increase of direct costs for the year ended June 30, 2007 was due to an increase in student enrollment discussed above, causing an increase in student related costs such as textbooks and teaching costs. Direct costs of our education business mainly consist of payments to teachers and instructors, and to education service providers for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

Gross profit from our education business accounted for 69%, 50%, and 63% of our total gross profit, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Gross profit from our education business averaged a 46% margin during the year ended June 30, 2007 whereas for the six months ended June 30, 2006 the margin was 30% and for the year ended December 31, 2005 the margin was 45%.

Gross profit from our design and advertising business accounted for 14%, 27%, and 32% of our total gross profit, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Gross profit from our design and advertising business averaged a 44% margin during the year ended June 30, 2007 whereas for the six months ended June 30, 2006 the margin was 51% and for the year ended December 31, 2005 the margin was 48%.

Gross profit from other businesses accounted for 17%, 23%, and 5% of our total gross profit, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Gross profit from other businesses averaged a same margin of 100% during the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

The increase of $2,165,360 or 108% in gross profit for the year ended June 30, 2007 from fiscal 2005 was due primarily to our increased education business development and expansion in China. The increased education business was mainly due to our marketing strategy and establishment of new institutes. We are planning a more aggressive strategy in marketing our programs and institutes and further expansion of our school network in China and other countries.

Expenses

Total Expenses. Our total expenses were $5,418,066, $1,850,032 and $3,314,509, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase of $2,103,557 or 63% in total expenses for the year ended June 30, 2007 from fiscal 2005 was due to an increase in our day to day operating costs corresponding to increased business activities.

The ratio of total expenses to total revenues was 66%, 72% and 79% respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The decrease of 13% in the ratio of expenses to revenues for the year ended June 30, 2007 from fiscal 2005 was as a result of the increased revenues in the educational sector.

Total expenses for CIBT accounted for 50%, 38%, and 34% of our total expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Total expenses for IRIX accounted for 11%, 18%, and 15% of our total expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Our corporate and other operations are in Canada. Total expenses for our corporate operations by CIBT Education Group accounted for 39%, 44%, and 51% of our total expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Amortization. Our amortization expenses were $256,387, $103,301 and $178,815 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 3%, 4%, and 4% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase in amortization expenses for the year ended June 30, 2007 from fiscal 2005 was $77,572 or 43%, because of an increase in purchase of assets to be amortized. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

Amortization expenses for CIBT accounted for 86%, 83%, and 90% of our total amortization expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Amortization expenses for IRIX accounted for 13%, 15%, and 8% of our total amortization expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Amortization expenses for CIBT Education Group accounted for 1%, 2%, and 2% of our total amortization expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Stock-based compensation. Stock-based compensation was $187,990, $123,004 and $356,016 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 2%, 5%, and 8% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The decrease in stock-based compensation for the year ended June 30, 2007 from fiscal 2005 was $168,026 or 47%, mainly due to a reduction in the amount of stock-based payments in the form of options to our management and fewer consultants hired during fiscal 2007. Stock-based compensation represents the estimated fair value of stock options granted to our directors, employees and consultants and has no negative cash impact on us. CIBT and IRX did not incur any stock-based compensation. All stock-based compensation costs in fiscal 2007 were incurred by CIBT Education Group.

General and Administrative Expenses. Our total general and administrative expenses were $4,710,025, $1,623,727 and $2,761,292 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 57%, 63%, and 66% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase in total general and administrative expenses for the year ended June 30, 2007 from fiscal 2005 was $1,948,733 or 71%, mostly because of increases in our day to day operating costs and marketing and promotion activities.

Total general and administrative expenses for CIBT accounted for 49%, 38%, and 35% of our total general and administrative expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Total general and administrative expenses for IRIX accounted for 12%, 19%, and 18% of our total general and administrative expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Total general and administrative expenses for CIBT Education Group accounted for 39%, 43%, and 47% of our total general and administrative expenses, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

The following is a discussion of certain major expense categories in our general and administrative expenses:

Professional Fees. Our professional fees consisted primarily of legal and auditing fees. Our professional fees were $649,672, $137,127 and $153,201 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 8%, 5%, and 4% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The significant increase in professional fees is due to additional legal and auditing services we required as a public company both in Canada and the U.S. and increased costs in auditing services related to a change of our auditors to a top audit firm.

Consulting and Management Fees. Our consulting and management fees accounted for 7%, 11%, and 15% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. For the year ended June 30, 2007, our consulting and management fees totalled $587,717, compared to $277,501 for the period ended June 30, 2006, and $647,480 for the year ended December 31, 2005. The decrease of 9% in consulting and management fees from fiscal 2005 was due to a result of using less external consultants during fiscal 2007.

Advertising Costs. Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs. Advertising costs for the year ended June 30, 2007 amounted to $362,093 compared to $165,120 for the period ended June 30, 2006 and $294,993 for the year ended December 31, 2005. Our advertising costs accounted for 4%, 6%, and 7% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase of 23% in advertising from fiscal 2005 was due to increased marketing activities for CIBT’s programs and courses.

Travel Costs. Our travel costs were $293,274, $102,746 and $143,923 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 4%, 4%, and 3% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Travel costs increased by 104% over fiscal 2005 as a result of increased travel for our corporate finance and promotion activities and business expansion activities.

Investor Relations Expenses. Our investor relations expenses were $90,405, $46,081 and $72,250 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 1%, 2%, and 2% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. Our expenses in investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services. Costs increased by 25% compared to fiscal 2005 as a result of increased corporate communication activities.

Salaries and Benefits. Our salaries and benefits totalled $1,528,951, $552,742 and $902,130 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 19%, 21%, and 22% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase of 69% in salaries and benefits from fiscal 2005 was mainly due to a need to hire more employees in our CIBT operations to support the growth of our education business in China and increased staff in IRIX to provide specialized technical skill support.

Other Administrative Expenses. Our other administrative expenses were $1,197,913, $342,410 and $547,315 respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005, which accounted for 15%, 13%, and 13% of our total revenues respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005. The increase of 119% in other administrative expenses from fiscal 2005 was mainly a result of CIBT entering into two lease agreements during fiscal 2007 for premises in China and an increase in our day to day administrative costs corresponding to increased business activities in our education sector. Our other administrative expenses consist of office rent, office maintenance, communication expenses (cellular, internet, fax and telephone), office supplies, courier and postage costs, and bank charges and interests.

Gain from Sale of Marketable Securities

Besides revenues generated from our operations, we realized revenues from sale of our marketable securities. We generated net investment gains in the amount of $1,402,101, $1,108,073, and $301,116, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005 by buying and selling NXMR shares (previously SEG) in the public equity markets.

Income from Continuing Operations

We generated income of $411,239 and $275,414 from continuing operations, respectively for the year ended June 30, 2007 and for the six months ended June 30, 2006, and incurred a loss of $590,929 from continuing operations for the year ended December 31, 2005. An increase of $1,002,168 in income from continuing operations was due to expansion of our educational operations in China and the gain on our marketable securities sales.

Net Income

We generated net income of $196,160 and $275,414 respectively for the year ended June 30, 2007 and for the six months ended June 30, 2006 and incurred net loss of $296,097 for the year ended December 31, 2005. This increase in net income is attributable to the growth of our education business in China. Our net income per share was $0.01 for the year ended June 30, 2007 and for the six months ended June 30, 2006. For the year ended December 31, 2005 our net loss per share was $0.01.

CIBT incurred net loss of $4,140 for the year ended June 30, 2007 compared to net loss of $198,247 for the six months ended June 30, 2006 and net income of $17,878 for the year ended December 31, 2005. IRIX incurred net loss of $903 for the year ended June 30, 2007 compared to net loss of $37,462 for the six months ended June 30, 2006 and net income of $140,449 for the year ended December 31, 2005.

The difference between net income and income from continuing operations for the year ended June 30, 2007 was $215,079, mainly due to income tax provision. The difference between net loss and loss from continuing operations for the year ended December 31, 2005 was $294,832, mainly due to gain on the sale of discontinued operations.

Investments

As at June 30, 2007, we held 5,817,824 common shares (7%) of NextMart Inc. (formerly Sun New Media Inc.). The quoted market value of these shares as at June 30, 2007 was approximately $1,745,000.

As at September 30, 2007, we held 5,862,824 common shares (7%) of NextMart Inc. (formerly Sun New Media Inc.). The quoted market value of these shares as at September 30, 2007 was approximately $1,407,000. The decline in the market value of NextMart common shares is considered to be a temporary decline.

On July 21, 2005 we agreed with Sun Media Investments Holding Ltd. (“SMIH”) to sell our subsidiary SEG under a reverse merger transaction. After the reverse merger transaction, we became a minority shareholder of SEG. Also, SEG changed its name to Sun New Media Inc. On May 8, 2007, Sun New Media Inc. changed its name to NextMart Inc.

Segmented information
					In thousands of dollars
Industry and		CIBT			IRIX		Corporate and other
geographic segments		(China)			(Canada)			(Canada)		Consolidated

	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(1)	(2)	(3)	(1)	(2)	(3)	(1)	(2)	(3)	(1)	(2)	(3)

Total revenues	6,194	1,764	2,757	1,294	559	1,315	724	249	117	8,211	2,572	4,189

Gain from sale of
marketable	-	-	-	-	-	-	1,402	1,108	301	1,402	1,108	301
securities

Net Revenues	2,869	538	1,248	569	288	632	2,126	1,357	418	5,564	2,183	2,298

Total Expenses	2,735	704	1,141	590	325	498	2,092	821	1,675	5,418	1,850	3,315

Net income (loss)
from
continuing	(4)	(198)	18	(0.9)	(37)	140	201	511	(749)	196	275	(591)
operations

Identifiable
assets	11,283	3,840	4,379	628	341	326	8,117	2,746	1,443	20,029	6,927	6,148

Capital
expenditures	357	259	327	-	12	4	-	-	-	357	271	331

(1)	For the fiscal year ended June 30, 2007

(2)	For the six months ended June 30, 2006

(3)	For the fiscal year ended December 31, 2005

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in note 2 of the notes to our historical financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured. IRIX recognizes revenue for service provided on a completed job basis. CIBT recognizes tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction. Fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue as described above. CIBT has entered into numerous educational service agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs. We also recognize revenues from our management advisory service agreements on a straight-line basis over the service period.

Stock-based compensation

We grant stock options to certain directors, employees and consultants to acquire shares in our common stock in accordance with the terms of our stock option plan. We have adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards made or altered on or after January 1, 2003 over the lesser of the vesting period and the requisite service period. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

Foreign currency translation

Our functional currency is Canadian dollars and the reporting currency is US dollars. CIBT and its subsidiaries in China maintain their accounting records in Chinese RMB. Previously, we determined that all of our subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006, we determined that two of CIBT’s subsidiaries, a 100% interest in CIBT-BJUT School of Business and a 60% interest in CIBT Beihai International College, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced our determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-today activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company. The result of this change in determination and corresponding change in translation methodology has been applied prospectively commencing January 1, 2006.

Our integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Marketable securities

Marketable securities consist of common shares of NextMart Inc. The common shares are traded in the public equity markets, and are held by us on an available-for-sale basis. The common shares held by us represent 7% of NextMart Inc., which does not represent a position of significant influence. The investment in NextMart Inc. is accounted for at the lower of cost and market value. To date, market value of the NextMart Inc. shares owned by us has significantly exceeded their carrying value on our financial statements and accordingly no impairment provisions have been recorded.

Deferred finance fees

We have capitalized direct fees incurred in connection with a proposed equity financing in CIBT. These finance fees will be offset against the proceeds of the financing or charged to operations if the financing is not completed.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with CIBT Beihai International College, are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement.

In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management. The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

By an agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai International College from Weifang University in consideration for a funding commitment to CIBT Beihai International College of $714,286. In consideration for retaining a 40% interest in CIBT Beihai International College, Weifang University transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and also agreed to provide exclusive use of the CIBT Beihai International College facilities at no cost for a period of 7 (subsequently amended to 15 years). As a result of this business combination, we recorded definite life intangible assets subject to amortization on a straight-line basis over 7 years (15 years commencing in 2006).

Our management evaluates the recoverability of these definite life intangible assets on an ongoing basis. Recoverable value is determined based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. If management determines that there is an impairment in value to the definite life intangible assets then an impairment charge will be charged to operations in the period that the determination is made. To date, management estimates that the full value of the definite life intangible assets is fully recoverable, and that there is no impairment in value. The estimate of recoverable value is however, highly subjective, and actual future cash flows could differ significantly from those estimated. Accordingly, future estimates as to recoverability could differ significantly giving rise to impairments of these intangible assets. Such an impairment provision would be limited to the extent of the carrying value of the intangible assets, being $349,659 as at June 30, 2007.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment. As at June 30, 2007 we recorded goodwill in the amount of $4,150,046.

Impact of Foreign Currency Fluctuations

We conduct business in Canada, the U.S., China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to our operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, we do not use derivative instruments or other measures to reduce our exposure to foreign currency risk. In addition, we are exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect our ability to repatriate profits from China.

Our integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Included in the operating results for the period are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Year Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2005

Foreign exchange gains (losses)	$ (303,999)	$ (51,563)	$ 47,999

We have included as a separate component of shareholders’ equity the cumulative effect of foreign currency translation of self-sustaining operations as follows:

	June 30, 2007	June 30, 2006	December 31, 2005

Unrealized foreign exchange gains (losses)	$ 525,172	$ (180,570)	$ (162,730)

Uncertainties of Government Regulatory Requirements, Political or Monetary Policies

Our business in general is subject to extensive regulations in China and uncertainties with respect to the Chinese legal system and economic and political policies. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

China, however, has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or renew our governmental approvals in the future, which may cause us to cease our education business in China. You may lose your entire investment.

A judgment of a U.S. court predicated solely upon civil liabilities may not be enforceable in China by a Chinese court. China does not have treaties with the U.S. providing for the reciprocal recognition and enforcement of judgments of courts. You may not be able to enforce foreign judgments based on the U.S. laws against us or our assets. It may be difficult for you to bring an action against us or our assets, even if you believe that your rights have been infringed under the U.S. securities laws.

The Chinese government imposes controls on the conversion of RMB to foreign currencies and the remittance of currencies out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us or satisfy their foreign currency denominated obligations. The foreign exchange control system may prevent us from obtaining sufficient foreign currency to pay dividends or satisfy our development demands.

B. Liquidity and Capital Resources Working capital

As of June 30, 2007, our total current assets were $14,177,256, which was comprised of $11,734,512 in cash or cash equivalents, $651,300 in accounts receivable, $1,522,703 in marketable securities, and $268,741 in prepaid expenses and other current assets. Our total current liabilities were $2,615,986 as of June 30, 2007. Our accumulated deficit was $14,516,272 as at June 30, 2007. We expect to generate net profits from our operations over the next year.

We had a positive working capital position of $11,561,270 with cash and cash equivalents of $11,734,512 as at June 30, 2007, compared to a working capital surplus of $2,326,998 with cash and cash equivalents of $2,744,630 as at the six months ended June 30, 2006 and a working capital surplus $1,187,478 with cash and cash equivalents of $2,420,505 as at the year ended December 31, 2005. The increase of working capital was mainly due to the sale of our equity securities for cash for the year ended June 30, 2007.

Cash flow for the year ended June 30, 2007 compared to the six months ended June 30, 2006 and the year ended December 31, 2005

We used net cash of approximately $73,284 monthly in operation activities for the year ended June 30, 2007 compared to approximately $200,551 monthly in operation activities for the six months ended June 30, 2006 and approximately $105,335 monthly for the year ended December 31, 2005. We received net cash of approximately $131,652 monthly from investing activities for the year ended June 30, 2007 compared to approximately $78,880 monthly from investing activities for the six months ended June 30, 2006, while we used net cash of approximately $5,200 monthly in investing activities for the year ended December 31, 2005. We received net cash of approximately $629,638 monthly from financing activities for the year ended June 30, 2007 compared to approximately $178,313 monthly from financing activities for the six months ended June 30, 2006 and approximately $105,684 monthly for the year ended December 31, 2005.

Net increase in cash was $8,989,882, $324,125, and $19,420, respectively for the year ended June 30, 2007, for the six months ended June 30, 2006 and for the year ended December 31, 2005.

Debt

As at June 30, 2007, we had long-term debts of $2,952,530 and a capital lease obligation of $64,677. On August 14, 2006, we received a loan of $1,000,000 from Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu, a director of us. The interest is 12% per annum compounded quarterly and is due November 29, 2006. We repaid the loan in full along with accrued interest on January 31, 2007.

Debenture

On April 25, 2007, we entered into a securities purchase agreement with Shane Corporation S.à.r.l., a private limited liability company under the laws of the Grand-Duchy of Luxembourg, whereby Shane loaned $5 million to us and CIBT, our subsidiary, issued a debenture and warrants to Shane. The debenture of $5 million will be due on April 24, 2010 or become due within six months of CIBT completing a minimum of $25 million public offering. We may, at our option, extend the maturity date to April 24, 2011 upon 30 days’ prior written notice subject to certain terms. The interest rate is 8% per annum, but following the occurrence of a default event and during the continuance of the default event we have to pay an interest rate of 20% per annum subject to certain terms or we have to pay an interest rate of 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement. We will pay interest of approximately $110,000 every three months. We have made the interest payments twice respectively on July 24, 2007 and on October 24, 2007.

We paid a commission of warrants and cash totaling $500,000 to BMO Capital Market Corp. to purchase up to 268,083 common shares of CIBT. The warrants carry the same terms and conditions as the financing warrants described below.

In consideration of Shane’s investment in the debenture, we issued Shane warrants to purchase up to 5,361,667 common shares of CIBT at an exercise price of approximately $0.93 per share. The warrants will expire at the earliest date of: (a) April 24, 2012; (b) the sale, conveyance or disposal of all or substantially all of our property or business or our merger with or into or consolidation with any other corporation (other than our wholly-owned subsidiary) or any other transactions in which more than fifty percent of our voting power is disposed; or (c) six months following the closing of an initial public offering of CIBT’s common shares pursuant to an effective registration statement or similar document under the Securities Act. In addition, commencing upon CIBT’s completion of an initial public offering, the warrants can be exercised on a cashless basis.

In accordance with the securities purchase agreement, Shane has the right to designate two members of our Board of Directors. Also, we are required to register the shares of common stock which are issuable upon the exercise of warrants held by Shane upon the earlier of: (a) five years from the date of the closing of the securities purchase agreement; or (b) six months after the closing of an initial public offering of our common shares registered under the Securities Act.

Liquidity requirements and sources

The following summarizes our financial condition and liquidity at the dates indicated:

	Year Ended June 30, 2007	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Current Ratio	5.4	2.0	1.4
Working Capital	$11,561,270	$2,326,998	$1,187,478
Cash and Cash Equivalent	$11,734,512	$2,744,630	$2,420,505

Currently we are in good short-term financial standing. If current trends continue, we anticipate our liquidity will continue to improve on a short-term and a long-term basis. We anticipate that we will continue profitable operations and generate a net profit over the next year, funding our operational requirements from revenues generated by us.

In our opinion, we have sufficient working capital on hand and available to fund our present capital requirements, including planned capital and education business expansion.

Internal sources of liquidity

Historically we financed our operations primarily with cash flows generated from our operations, sales of our equity securities and sales of our marketable securities. We anticipate that our estimated direct and administrative operating expenses of approximately $43,470,000 for the next twelve months will be funded by expected cash from operating activities. We anticipate we can generate revenues of approximately $24,299,000 and $45,580,000 respectively over the next 6 months and 12 months beginning June 2007. Additional internal sources of funds include cash reserves on hand and funds generated from the sale of marketable securities. However, our actual results of operations may differ materially from our expectation in the forward-looking statements.

Our estimated operational expenses for the next six and twelve months (beginning June 2007) are summarized as follows:

	Estimated	Estimated
	Expenses for 6	Expenses for
Description	months	12 months
	($)	($)

Direct costs	9,211,000	17,445,000

Premises lease obligations	1,620,000	3,286,000

Salaries and benefits	4,475,000	8,275,000

Professional fees (legal, accounting	200,000	400,000
and auditing fees)

Consulting and management fees	300,000	600,000

Marketing and promotion expenses	2,728,000	5,039,000

Depreciation	603,000	972,000

Other administrative expenses	3,240,000	6,060,000

Interests	356,913	516,812

Total operational expenses	22,733,913	42,593,812

Net estimated operating excess	1,565,087	2,986,188

External sources of liquidity

We plan to set up new schools and CIBT centers, develop new programs and expand our existing campuses over the next 6 and 12 months. We have established a foothold in three of China’s largest cities, Beijing, Guangzhou and Tianjin. Our next step is to continue our expansion targeting other smaller cities with populations ranging from 1 to 10 million people. Our national expansion plan is to own a network of 50 CIBT centers in China by 2010.

We estimate we will need financing of approximately $15,200,000 for our proposed expansion plan as follows:

Description	Estimated Amount for 6 months ($)	Estimated Amount for 12 months ($)

New CIBT Centers (15 proposed new centers at an estimated cost of $106,000 per center, allocated as follows:
  Teleconferencing system $22,000
  classroom renovation $34,000
  marketing and setup costs $50,000).

Development of Weifang CIBT Center	100,000	200,000

Development of East Beijing CIBT Center	100,000	200,000

Development of Tianjin CIBT Center	100,000	200,000

Development of Hangzhou CIBT Center	100,000	200,000

Development of Guangzhou CIBT Center	100,000	200,000

Development of Qingdao CIBT Center	100,000	200,000

Development of Zhuhai CIBT Center	100,000	200,000

Development of Fuzhou CIBT Center	100,000	200,000

Acquisition of a Canadian college	6,000,000	12,000,000

Total	7,542,000	15,190,000

  The estimated costs over the next year of approximately $15,200,000 for our proposed expansion plan will partially be funded by cash and cash equivalents of $11,734,512 currently on hand pursuant to a recently completed debt financing. On April 25, 2007 we completed a private placement of 8% debentures totaling $5 million, due on April 24, 2010 (see “Debt” mentioned above).

  On November 27 2007, we completed a brokered and a non-brokered private placement with Canaccord Capital Corporation for gross proceeds of approximately $5,288,707.

  We issued 2,743,447 common shares at a purchase price of approximately $1.93 per share, together with share purchase warrants for the purchase of 1,371,727 common shares for a period of two years at an exercise price of approximately $2.28 per share. We paid Canaccord Capital Corporation a cash commission of approximately $213,068 and a broker’s warrant to purchase 236,842 common shares at approximately $1.93 in the first year and approximately $2.28 in the second year. Therefore, we believe that we have sufficient financing to meet our anticipated cash requirements relating to our expansion plan over the next 12 months.

  However, we may require additional financing if, for example, we underestimate our expenses to expand our education business in China or other countries. Should that be the case, we plan to raise additional funds from external sources by way of private placements or loans, as the need arises. At this time there is no assurance that we will be able to obtain the necessary additional financing on reasonable terms.

  C. Research and development, Patents and Licenses, etc.

  We did not have any research and development policies for the last three years, nor did we spend any amounts on research and development activities.

  D. Trend Information

  Sale of IRIX

  Since we plan to shift our focus to our education and training business in China, we plan to sell our subsidiary, IRIX. During the twelve months in 2006 IRIX generated approximately 19% of our overall revenues. There are uncertainties associated with a potential sale of IRIX that are reasonably likely to have a material effect on our net sales or our revenues, income from continuing operations, profitability, liquidity or capital resources, or that could cause changes to our reported financial information that may not be necessarily indicative of future operating results or our financial condition.

  We had previously identified a potential purchaser of IRIX, but the negotiation was halted. We have not identified any other potential buyers for IRIX. At the early stage our plan regarding the sale of IRIX is subject to the identification of a potential purchaser and negotiation of a definitive agreement, which is contingent upon the availability of financing and ratification by any potential purchaser. Therefore, there is no assurance as to whether a transaction will be feasible at all, or will be feasible with terms acceptable to us, and we have no way of telling whether the proposed transaction will be successfully completed on a timely basis.

  If we are not able to complete the sale of IRIX as planned, our aim to accelerate the growth of our education business in China may be adversely affected. Even if a transaction is completed, we may not be able to achieve the anticipated operating benefits, through increased efficiency and integration with our education and training business in China. We are in the early stages of the sale of IRIX, and it is not practical and may be misleading, if we were to predict our operating results and the impact on earnings that may result if a sale transaction is completed or not.

  Acquisition of a Canadian College

  We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiary CIBT as a vehicle, to build new campuses or schools to expand our education business in China or other countries and increase our competitiveness. On December 17, 2007 we acquired 100% ownership of a Sprott-Shaw Community College, an educational institution in Canada with reported annual revenues of $32.6 million and EBITDA of $2.97 million in fiscal 2007, for a price of approximately $12 million paid in cash. The existing management of Sprott-Shaw Community College has been retained manage day to day operations and conduct the college’s expansion in other parts of Canada and Asia, in cooperation with our CIBT schools in China.

  The curriculum of Sprott-Shaw Community College is focused on adult education and training in the areas of healthcare, tourism, hospitality, business, administrative and international studies. The college trains over 4500 students annually. All of its locations, including 17 campuses in Western Canada, feature small class sizes and qualified instructors.

  There are a number of risks which stem form our explanation strategy. Acquisitions, especially involving sizeable enterprises such as Sprott-Shaw Community College, may present financial, managerial and operational challenges, including diversion of management attention from existing business and difficulties in integrating operations and personnel. Even though the acquisition of Sprott-Shaw Community College was completed successfully, we may not be able to achieve the operating benefits we anticipated from the acquisition.

  Acquisitions or other strategic alliances also pose the risk that we may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction. Due diligence conducted in connection with an acquisition, and any contractual guarantees or indemnities that we receive from sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Liabilities associated with an acquisition or a strategic transaction could adversely affect our business and financial performance and reduce the benefits of the acquisition or strategic transaction. Any failure to integrate new businesses or manage any new alliances successfully could adversely affect our reputation and financial performance.

  E. Off-balance Sheet Arrangements

  We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

  F. Tabular Disclosure of Contractual Obligations

  As at June 30, 2007, we had the following contractual obligations and commercial commitments:

Contractual		Payments Due by Period
Obligations
	Total	Less Than	1-3 Years	4-5 Years	After 5
		One Year			Years
Short-Term Debt	$45,473	$45,473	-	-	-
Obligations (1)
Long-Term Debt	$2,952,530	-	$2,952,530	-	-
Obligations
Capital Lease	$99,813	$23,317	$35,228	$41,268	-
Obligations (2)
Operating Leases	-	-	-	-	-
Purchase	-	-	-	-	-
Obligations
Other Long-Term	-	-	-	-	-
Liabilities
TOTAL	$3,097,816	$68,790	$2,987,758	$41,268	-

  (1) As of June 30, 2007, we have an obligation to pay a total of $45,473 or $4,668 per month to the Bank of Huaxia, a Chinese bank, under an auto financing loan due on January 26, 2008. This auto loan bears an interest of 5.76% .

  (2) As of June 30, 2007, we have capital lease obligations totaling $99,813 for leases having expiry dates respectively on November 1, 2008 and February 11, 2011. We have an obligation to pay $100,408 to MCL Motor Cars (1992) Inc. under an auto lease financing agreement between MCL Motor Cars and IRIX, due on February 11, 2011. This lease interest rate is 7.44% . We also have an obligation to pay $11,500 to a computer vendor due on November 1, 2008.

  As of June 30, 2007, the remaining debt principal amounts relating to the short term debt and the capital lease obligations were approximately $137,817. On April 25, 2007, we entered into securities purchase agreement with Shane, whereby Shane loaned $5 million to us and we issued a debenture and warrants to Shane. The debenture of $5 million will be due on April 24, 2010. The interest rate is 8% per annum. We will pay interest of approximately $110,000 every three months. We have made interest payments twice respectively on July 24, 2007 and on October 24, 2007.

  Our lease obligations are as follows:
Leased Property	Size	Duration	Annual Rent
	(square feet)

Principal Corporate	3,526	From September 2005	Approximately
Office (Vancouver,		to October 2009	$70,520
Canada)

Executive Training	1,470	From May 2005 to May	Approximately
Center (Beijing,		2010	$47,000
China)

CIBT Wyotech	43,000	From July 2005 to July	Approximately
Automotive		2011	$49,000
Institute (Weifang,
China)

  We anticipate we will be able to meet our contractual obligations over the next 12 months from operating cash flow and recently raised capital. In the event that operating cash flow is insufficient to meet our contractual obligations, we will be required to raise additional financing to cover the shortfall through the issue of debt or equity. There is no assurance such additional financing will be available or accessible on reasonable terms.

  ITEM 6. Directors, Senior Management and Employees

  A. Directors and Senior Management

  As of December 19, 2007 the following persons are our directors and senior management:

Directors:

Name	Age	Appointment Date

Toby Chu	45	May 11, 1994

Haskell Tony David	66	July 28, 1998

George David	53	August 12, 1999
Richardson

Prithep Sosothikul	47	September 25, 2000

Alfred Ng	56	May 12, 2004

Troy Rice	43	October 28, 2005

David Hsu	64	February 27, 2006

Jack Brozman	57	December 19, 2007

David Warnock	49	December 19, 2007

Officers:

Name	Age	Titles	Appointment Date

Toby Chu	45	President and Chief	May 11, 1994
		Executive Officer

Tim Leong	44	Secretary	May 24, 1996

		Chief Financial Officer	July 24, 1995

		Senior Vice President	July 24, 1995

James Neil	41	Vice President of Business	May 1, 2003
(1)		Development and Investor
		Relations

(1)	Mr. James Neil has resigned from his officer positions with the Company pending investigation of his involvement with Kimber-X Resources, a company under investigation by the SEC regarding a number of issues, including accuracy of its new releases and disclosure of stock transactions by insiders. Mr. Neil is the president of Kimber-X Resources. Mr. Neil will continue to work for us out of his home as an arm’s length contractor. Mr. Neil is taking action to clear his name, and if successful, will be reinstated to his officer position of us at that time.

  Experience description of our directors and senior officers:

  Toby Chu, Director, President and Chief Executive Officer (Richmond, British Columbia)

  Toby Chu has been a director, President and Chief Executive Officer of CIBT Education Group since May 11, 1994. Toby Chu is also a director, President and Chief Executive Officer of CIBT and a director of IRIX. As President of CIBT Education Group, Mr. Chu was involved in the acquisition of IRIX and CIBT Beihai International College and the reverse merger transaction of SEG. In 1999 Mr. Chu founded SE Global Equities Corp., which was a former subsidiary of CIBT Education Group in the business of providing financial services and investment advice to private investors and companies. SE Global Equities Corp. was sold by a reverse merger transaction conducted by Mr. Chu in 2005. From March 1995 to November 1996 Toby Chu worked as a senior manager at Central Foods, Inc., a company in the business of food distribution. From December 1986 to March 1996 he was a director of ANO Office Automation, a company in the business of technology supplies and services. From January 1989 to December 1990 Mr. Chu was a director of STD Computers Ltd., which was also a provider of technology supplies and services. Mr. Chu has a diploma in business administration from Vancouver Community College in Vancouver, Canada.

  Tim Leong, Chief Financial Officer and Senior Vice President (Vancouver, British Columbia)

  Mr. Leong has been our Chief Financial Officer and Senior Vice President since July 24, 1995. He is also the Chief Financial Officer and Secretary of CIBT. As Chief Financial Officer of CIBT Education Group, Mr. Leong was involved in the acquisition of CIBT Beihai International College and the reverse merger transaction of SEG. Before 1995 Mr. Leong worked as Senior Manager at Dyke & Howard, Chartered Accountants and worked as an auditor at Price Waterhouse Chartered Accountants. Mr. Leong has a bachelor degree from Simon Fraser University in British Columbia, Canada, and he is a Charted Accountant in British Columbia.

  Haskell Tony David, Director (Vancouver, British Columbia)

  Mr. David has been a director of CIBT Education Group since July 28, 1998. From 1979 to present Mr. David has been self employed as an Oral Maxillofacial Surgeon. He is a member of the Canadian Association of Oral and Maxillofacial Surgeons, the BC Association of Oral and Maxillofacial Surgeons, and the College of Dental Surgeons. Mr. David has a Master of Science degree in Physiology from the University of Oregon, and a Doctorate in Dental Medicine from the Washington University School in Dental Medicine in St. Louis, Missouri.

  George David Richardson, Director (Vancouver, British Columbia)

  Mr. Richardson has been a director of CIBT Education Group since August 12, 1999. From May 1997 to present, Mr. Richardson has been employed as President of Octaform Systems, a company involved in manufacturing and technology, and as President of Investor First Financial Inc., a financial services company. Currently Mr. Richardson is also a director of Kodiak Exploration Limited (TSX-V: KXL), a mineral exploration company. Mr. Richardson has a Bachelor of Commerce degree from the University of Manitoba.

  Prithep Sosothikul, Director (Bangkok, Thailand)

  Mr. Sosothikul was appointed a director of CIBT Education Group on September 25, 2000. From January 2006 to present he has been employed as a manager responsible for establishing corporate and marketing policies with the Seacon Group, an enterprise that owns the Seacon Center, a shopping centre in Bangkok. From April 1994 to August 1997, Mr. Sosothikul was a director and President of Datamat Public Company Ltd. in Bangkok, Thailand, where he managed its international business expansion. Datamat Public Company Ltd. is a system integrator of information and communication technology in Thailand. From April 1998 to April 1999 Mr. Sosothikul worked as marketing manager at Perot Systems Co., a technology service company, and from May 2003 to December 2005 Mr. Sosothikul worked as consultant with Kepner-Tregoe, a management consulting company. Mr. Sosothikul has a Master of Professional Accounting from the University of Southern Queensland, and a Bachelor of Computer Science from the University of Missouri in the U.S.

  Alfred Ng, Director (Shanghai, China)

  Mr. Ng was appointed a director of CIBT Education Group on May 12, 2004. From August 2001 to present, Mr. Ng has served as President of Mammoth Inc. (Shanghai), a professional engineering company. Since June 1997 to present, Mr. Ng has been the president of Ang International Group Ltd., a company which Mr. Ng founded that markets and manufactures heat distributing systems and air conditioning products in North America, Europe, Vietnam, Hong Kong and China. Mr. Ng has experience in setting up joint ventures and managing operations and investments in China. Mr. Ng has a Bachelor of Science from the University of Manitoba and is a member of the Professional Engineering body in Manitoba.

  Troy Rice, Director (Scottsdale, Arizona)

  Mr. Rice was appointed a director of CIBT Education Group on October 28, 2005. He is also a director and the Chief Operating Officer of CIBT. From June 2002 to November 2005, Mr. Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair educational facility. From October 2001 to January 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from August 1995 to January 2001, he was a Senior Vice President of Comfort Systems USA (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a CPA in Arizona, USA.

  David Hsu, Director (Santa Ana, California)

  Mr. Hsu was appointed a director of CIBT Education Group on February 27, 2006. He is also a director of CIBT. Currently Mr. Hsu is also a founder, director and President of MedicineNet, Inc., an internet business that provides medical information online. From 1984 to 2006, Mr. Hsu was a director and President of Multi-Fineline Electronix, Inc. (NASD: MFLX), a company in the business of manufacturing flexible printed circuits and assemblies. At Multi-Fineline Electronix, Inc. Mr. Hsu was involved in financial planning, marketing and strategic planning and operations of the business, with particular emphasis on the establishment and expansion of manufacturing operations in China. From 2000 to 2003, Mr. Hsu served as an independent director at i-Cable Inc. (NASD: ICAB), a provider of telecommunication services in Hong Kong. From 1980 to 2004, Mr. Hsu served as an associate professor and clinical faculty member at the Medical School of the University of California. In 1977 Mr. Hsu started his private practice in gastroenterology in California, which continued until he retired from medical practice in 2004. Mr. Hsu obtained a Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987.

  Jack Brozman (Prairie Village, Kansas)

  Mr. Brozman was appointed as a director of CIBT Education Group Inc. on December 3, 2007. He received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974. He possesses over 35 years of business experience and has served in the leadership role of president and CEO for 25 of those years. He joined Concorde Career Colleges, Inc. in June 1991 as the Chief Executive Officer and Chairman of the Board, during which time he grew the company’s revenues from $35 million in 1992 to $97 million in 2006. Under Mr. Brozman’s leadership, Concorde became known as a leader in health care training, particularly recognized for its clinical programs in nursing and respiratory therapy. Mr. Brozman also founded, owned and operated a chain of stores in the music and video distribution industry with annual sales of $275 million. Mr. Brozman has a wealth of experience serving as a board member. He is the Chairman of the Board at First State Bank of Kansas City, a position he has held since 1994. He was the Chairman of Lawrence Bank, in Lawrence, Kansas from August 2000 to January 2006. In 1991, he was named the Chairman of the Board of La Petite Academy, an American company with a national presence providing services in child care and pre-school education in 750 locations and 36 states, with annual revenues of $300 million. Mr. Brozman had been appointed the President, CEO and Treasurer of La Petite Academy in 1988. From 1991 to 1999, Mr. Brozman was the Chairman of the Board and CEO of CenCor, Inc., a personal service corporation.

  David Warnock (Cockeysville, Maryland)

  Mr. Warnock was appointed a director of CIBT Education Group Inc. on December 19, 2007. Currently he is a partner with Camden Partners, a firm he co-founded in 19995. Mr. Warnock serves on the boards of American Public Education Inc., New Horizons Worldwide, Inc., Nobel Learning Communities Inc., Primo Water Corporation, Questar Assessment, Inc. and Towne Park Ltd., all of which are Camden Partners’ portfolio companies. From 1983 to 1995, Mr. Brozman was the President of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II, and served as a consultant to both companies from 1995 to 1997. He also co-managed T. Rowe Price New Horizons Fund. Mr. Warnock worked for T. Rowe Price Associates as an investment manager from 1983 to 1995. He began his career with Welch and Forbes, Boston-based private trustees, after completion of a Bachelor of Arts Degree from the University of Delaware and a Masters of Science in Finance from the University of Wisconsin. Mr. Warnock is also a Chartered Financial Analyst. He is involved with numerous non-profit organizations, including acting as a board member for the National Alliance to End Homelessness and as a trustee of the board of the Baltimore Museum of Art.

  James Neil, Vice President of Business Development and Corporate Relations (Vancouver, British Columbia)

  Mr. Neil was appointed as Vice President of Business Development and Corporate Relations on May 1, 2003. From 1999 to 2003, he was the President of Palancar Enterprises Inc., a financial consulting firm. Since April 27, 2006 to present, Mr. Neil has been the director, President and Treasurer of Kimber-X Resources Corporation (Pinksheets: KRXR.PK), a company in the business of natural resource exploration and development. For the past 10 years Mr. Neil has acted as a consultant for a number of publicly listed companies in the capital markets. His areas of expertise are venture capital, investor and corporate communications, corporate finance, mergers and acquisitions and marketing. He earned a Bachelor of Arts degree with a Major in English from the University of Victoria in 1989.

  Alvina Leung, Director, President and Chief Financial Officer of IRIX (Richmond, British Columbia)

  Ms. Leung has been a director, President and Chief Financial Officer of IRIX since May 11, 1994. Ms. Leung has worked with IRIX Design Group Inc. since 1994. She has experience in the area of graphic design and advertising.

  Alvin Chu, Chief Executive Officer of IRIX (Richmond, British Columbia)

  Alvin Chu is the founder of IRIX, and has been its Chief Executive Officer and its Artistic Director since October of 1994. Mr. Chu received formal training at Emily Carr Institute of Art and Design and the Vancouver Film School. Prior to his term with IRIX, Mr. Chu was a principal of ANO Office Automation in Toronto, Canada.

  Other Directorships

Name of	Other	Company	Symbol	Duration
Director	directorship

George	Director	Kodiak	TSX-V: KXL	Present
David		Exploration Ltd.
Richardson

David Hsu	Director and	Multi-Fineline	NASD: MFLX	From 1984
	President	Electronix, Inc.		to 2006

	Independent	i-Cable Inc.	NASD: ICAB	From 2000
	director			to 2003

Toby Chu	Director	Asia Interactive	N/A	From
(1)		Media Inc. (2)		January 15,
2007 to
present

Tim Leong	Director	Asia Interactive	N/A	From
(3)		Media Inc. (2)		January 15,
2007 to
present

James Neil	Director,	Kimber-X	KRXR.PK	From April
	President and	Resources Inc.		27, 2006 to
	Treasurer	(4)		present

  (1) Toby Chu had previously been President and Chief Executive Officer from January 26, 2007 to July 23, 2007. Ken Ng replaced Toby Chu as President and Chief Executive Officer of Asia Interactive on July 23, 2007.

  (2) Asia Interactive is a shell company and its shares are not traded or quoted on any market or quotation system.

  (3) Tim Leong had previously been Chief Financial Officer from January 26, 2007 to July 23, 2007. Ken Ng replaced Tim Leong as Chief Financial Officer of Asia Interactive on July 23, 2007.

  (4) Kimber-X Resources Corporation is a natural resource exploration and development company quoted on the Pink Sheets.

  Family Relationships

  Toby Chu and Alvin Chu are brothers. Other than this relationship, there are no family relationships among our officers or directors.

  Involvement in Certain Legal Proceedings

  None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

    any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
    any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
    being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
    being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

  Historical Involvement in Reverse Merger, Spin-off, and Other Strategic Transactions

1.	ANO Automation (Vancouver) Ltd. was incorporated as a computer system retailer by Toby Chu in 1986 and was a private company at the time of the reverse merger.

2.	Stealth Ventures Inc. was a public company listed on the Vancouver Stock Exchange at the time of the reverse merger. Stealth Ventures was incorporated as a British Columbia company on November 17, 1986 under the original name of Moneywise Resources Inc. On October 1, 1992, Moneywise changed the name to Stealth Ventures. After the reverse merger, Moneywise changed its name to Annova International Holdings Corp. (1994), then to Annova Business Group Inc. (1995), and finally to Capital Alliance Group Inc. (1998)

3.	Dexxton Enterprises Ltd. was a public company listed on the TSX-Venture at the time of the acquisition.

4.	Excel Copier Ltd. was a private company at the time of the acquisition.

5.	IRIX Design Group Inc. was a private company at the time of the acquisition.

6.	SE Global Equities Ltd. was founded by Toby Chu in 1999 to provide the internet broker-dealer financial services. After the reverse merger, SE Global Equities Ltd. changed its name to SE Global Equities Corp.

7.	Future Technologies Inc. was a public company listed on the OTC Bulletin Board at the time of the reverse merger.

8.	Global American Investments Inc. was a private company at the time of the acquisition.

9.	Sun Media Investment Holdings Ltd. was a private company at the time of the spin-off. After the reverse merger, Sun Media Investment Holdings Ltd changed its name to Sun New Media Inc, and then to NextMart Inc.

10.	The spin-off transaction was completed through a reverse merger.

11.	CIBT was founded as a subsidiary of CIBT Education Group by Toby Chu in 1994 to provide the education business in China.

12.	Weifang University is a public university in Weifang, China.

  B. Compensation

  The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for directors and senior officers of us or our subsidiaries for the fiscal year ended June 30, 2007.

Summary Compensation Table

Name	Annual Compensation				Long Term Compensation			All other compensation (#)
	Summary Annual Compensation				Awards		Payouts	
	Year (1)	Salary $	Bonus $	Other Annual Compen-sation $	Restricted Stock Award(s) $	Securities Underlying Options/ SARs (#)	LTIP Payouts $	
Toby Chu (2)	2007	180,000	-	-	-	100,000	-	100,000 options (3)
Tim Leong (4)	2007	90,000	-	-	-	50,000	-	-
Troy Rice (5)	2007	150,000 (6)	-	-	-	100,000	-	-
Allen Chu (7)	2007	-	-	-	-	10,000	-	-
Tony David (8)	2007	-	-	-	-	20,000	-	-
George David Richardson (9)	2007	-	-	-	-	100,000	-	-
Prithep Sosothikul (10)	2007	-	-	-	-	10,000	-	-
Alfred Ng (11)	2007	-	-	-	-	20,000	-	-
David Hsu (12)	2007	-	-	-	-	100,000	-	-
Alvina Leung (13)	2007	57,000	-	-	-	-	-	-
Alvin Chu (14)	2007	140,000	-	-	-	-	-	-
James Neil (15)	2007	64,000	-	-	-	50,000	-	-

1.	For the fiscal year 2007 from July 1, 2006 to June 30, 2007. We changed our fiscal year end from December 31 to June 30 in 2006.

2.	Toby Chu is a director, President and Chief Executive Officer of CIBT Education Group and CIBT and a director and secretary of IRIX.

3.	Options to purchase up to 100,000 common shares of CIBT Education Group were issued to Concordia Financial Management Corp., a company owned by Toby Chu, for the provision of management services to us.

4.	Tim Leong is Chief Financial Officer, Senior Vice President, and secretary of CIBT Education Group and CIBT.

5.	Troy Rice is a director of CIBT Education Group and CIBT and Chief Operating Officer of CIBT.

6.	Pursuant to the employment agreement with Troy Rice, we agreed to pay him approximately $9,000 per month for his services. Subsequent to May 2006 we paid him amounts from approximately $9,000 to $19,000 per month based on an increase of services provided each month, without an amendment to the written employment agreement.

7.	Allen Chu was a director of CIBT Education Group until November 14, 2007.

8.	Tony David is a director of CIBT Education Group.

9.	George David Richardson is a director of CIBT Education Group.

10.	Prithep Sosothikul is a director of CIBT Education Group.

11.	Alfred Ng is a director of CIBT Education Group.

12.	David Hsu is a director of CIBT Education Group and CIBT.

13.	Alvina Leung is a director, President and Chief Financial Officer of IRIX.

14.	Alvin Chu is the Chief Executive Officer of IRIX.

15.	James Neil is the Vice President of Business Development and Corporate Relations of CIBT Education Group.

  Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2007

  The following table sets forth the stock options that were granted to the named officers for the fiscal year ended June 30, 2007.

Name	Number of common Percent of total		Exercise or	Expiration
	shares underlying	options/SARs	base price	date
	options/SARs	granted to	($/Share)
	granted (#) in 2007	employees in
		2007 (1)

Toby Chu	100,000	8.9%	1.53	June 21, 2012

Tim Leong	50,000	4.5%	1.53	June 21, 2012

Troy Rice	100,000	8.9%	1.53	June 21, 2012

Allen Chu	10,000	(2)	1.53	June 21, 2012

Tony David	20,000	1.8%	1.53	June 21, 2012

George David Richardson	100,000	8.9%	1.53	June 21, 2012

Prithep Sosothikul	10,000	(2)	1.53	June 21, 2012

Alfred Ng	20,000	1.8%	1.53	June 21, 2012

David Hsu	100,000	8.9%	1.53	June 21, 2012

Alvina Leung	-	-	-	-

Alvin Chu	-	-	-	-

James Neil	50,000	4.5%	1.53	June 21, 2012

  (1) We issued to employees, officers, and directors of us and our subsidiaries options to purchase an aggregate of 1,120,000 shares of our common stock at an exercise price of approximately $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30%, 6 months after grant, 40% 12 months after grant and the rest 30%, 18 months after grant.

  (2) Less than 1%.

  Employment Agreements

  On January 1, 2003, we entered into an employment agreement with Toby Chu as President and Chief Executive Officer. The agreement was extended on January 1, 2005 and April 19, 2007. The agreement provides that Mr. Chu will receive a monthly salary of approximately $15,000. The agreement may be terminated by Mr. Chu by providing us with 90-days notice or be terminated by us upon a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

  On October 1, 2005, we entered into an employment and consulting agreement with Troy Rice as Chief Operating Officer of CIBT. The agreement provides that Mr. Rice will receive a salary of approximately $9,000 per month from January to December 2006 and approximately $5,600 per month from January to December 2005. Mr. Rice has the option to purchase 125,000 common shares of CIBT on January 1, 2006 and 125,000 common shares of CIBT on July 1, 2006 at a purchase price of approximately $1 per share. We will offer Mr. Rice a loan to purchase such shares. The loan will have a ten-year term and will bear interest at 3% per annum. Interest will accrue on the loan. The agreement can be terminated by each party upon provision of two months notice.

  We do not have a written employment agreement with Tim Leong. We have agreed with Tim Leong to pay approximately $90,000 annually as compensation for his services.

  C. Board Practices

  Our Board of Directors consists of seven members, the terms of which expire at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board of Directors. Officers are appointed by the directors subsequent to the annual general meeting of shareholders.

  The mandate of the Board of Directors is to manage or supervise the management of our business and affairs and to act with a view to our best interests. The Board of Directors oversees the management of our affairs directly and through its audit committee(s) as follows:

    reviewing and approving our overall business strategies and our annual business plan, our annual corporate budget and forecast, significant capital investments outside the approved budget, and succession planning;
    assessing management’s performance against approved business plans and industry standards;
    reviewing and approving continuous disclosure documents;
    ensuring the effective operation of the Board of Directors; and
    safeguarding shareholders’ equity interests through the optimum utilization of our capital resources.

  We have established three committees under the Board of Directors: the audit committee, the corporate governance committee, and the executive committee.

  Audit Committee

  Our audit committee has primary responsibility for our financial reporting, accounting systems and internal controls. Our audit committee is chaired by David Hsu. Pursuant to section 224 of the Business Corporations Act (British Columbia), we are required to have an audit committee comprised of at least three directors, the majority of whom must not be our officers or employees or an affiliate of us. Our audit committee currently consists of five individuals, Toby Chu, David Hsu, Alfred Ng, Troy Rice and George David Richardson.

  David Hsu, Alfred Ng, and George David Richardson are independent members of the audit committee under the rules of the New York Stock Exchange. Mr. Ng satisfies the requirements of an audit committee financial expert as defined in Item 401(e) of Regulation S-B.

  The members and the chairperson of the audit committee will be appointed by our Board of Directors for a one year term and may serve any number of consecutive terms. The current members will serve as members of the audit committee until our next annual general meeting or until a successor is elected who accepts the position.

  Pursuant to Multilateral Instrument 52-110 Audit Committees, we have a written charter which sets out the duties and responsibilities of our audit committee. A summary of our audit committee charter is reproduced below.

  Our audit committee is primarily responsible for the following:

    the appointment, compensation, and oversight of the work of any registered public accounting firms;
    reviewing the scope, cost and results of the independent audit of our books and records, the results of the annual audit and the adequacy of our accounting, financial and operating controls;
    obtaining reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors;
    establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters;
    reviewing and approving our hiring policies regarding the selection and retention of the external auditors and the appointments of the chief financial officer and key financial executives;
    reviewing control weaknesses identified by the external and internal auditors;
    reviewing the audit committee’s terms of reference periodically and proposing recommended changes to the Board of Directors; and
    reporting to the Board of Directors on any accounting or financial matters.

  Such reviews are carried out with the assistance of our auditors and senior financial management. None of our directors or executive officers is party to any arrangement or understanding with any other person pursuant to which they were elected as a director or an officer of us.

  Corporate Governance Committee

  The Board of Directors has a corporate governance committee whose members are Toby Chu, David Hsu, and George David Richardson. George David Richardson is the chairman of our corporate governance committee. We have not adopted a charter for the corporate governance committee.

  The corporate governance committee is responsible for the following:

    advising the Board of Directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;
    making recommendations to the Board of Directors on all matters of corporate governance and on any remedial action to be taken; and
    monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

  Executive Committee

  We currently have an executive committee of the Board of Directors whose members are Toby Chu, David Hsu, and George David Richardson. Our executive committee is chaired by Toby Chu. The executive committee shall have full authority to exercise the powers of the Board of Directors except for the appointment of directors, provided that a resolution of the executive committee is not effective unless a notice by email, telephone, or other method of communication has been given to all directors in advance of the resolution being passed or is consented to in writing by the executive committee and at least a majority of the Board of Directors have approved the proposed resolution by email or other method of written communication.

  Compensation Committee

  We currently do not have a separate compensation committee of the Board of Directors. The functions of the compensation committee are currently carried out by our Board of Directors as a whole. All compensation of our officers and Board members shall be approved by a majority of the independent directors.

  Compensation of Directors

  None of our directors received any cash compensation, directly or indirectly, for their services rendered as directors during fiscal year 2007. We do not have any non-cash compensation plans for our directors for fiscal year 2007 and we do not propose to pay or distribute any non-cash compensation during the current financial year aside from incentive stock options which may be granted from time to time.

  D. Employees

  As of December 28, 2007, we engage the following number of people as full time employees of CIBT Education Group and our subsidiaries:

	CIBT	CIBT	CIBT	IRIX	Total
	Education	Vancouver	China	Vancouver
	Group
	Vancouver

Executive	4		2	2		8

Administrative	2					2

Management		2	16	1		19

Operations			78	8		86

Teachers			18			18

Total	6	2	114	11		133

  During 2005 and 2006 we had a total of 81 and 133 full-time employees, respectively.

  As of December 28, 2007, we employed approximately 100 part-time teachers in China and 2 temporary teachers from North America for CIBT’s education business in China.

  E. Share Ownership

  The following table sets forth the ownership information concerning the number of shares of common stock owned beneficially as of December 3, 2007 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

  As of December 24, 2007, there were 60,685,035 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of the date of this annual report.

	Amount and
Name of	Nature of
Beneficial Owner	Beneficial	Percent of
	Ownership	Class (%)

Toby Chu (1)	4,015,128 (2)	7.2

Tim Leong (3)	913,863 (4)	1.8

Troy Rice (5)	651,000 (6)	1.3

Allen Chu (8)	173,081 (9)	(7)

Tony David (10)	519,986 (11)	1.0

George David Richardson (12)	3,388,938 (13)	6.6

Prithep Sosothikul (14)	65,000 (15)	(7)

Alfred Ng (16)	115,000 (17)	(7)

David Hsu (18)	4,886,539 (19)	9.4

Alvina Leung (20)	55,712 (21)	(7)

Alvin Chu (22)	15,000 (23)	(7)

James Neil (24)	284,000 (25)	(7)

All Officers and Directors as a Group	15,083,247	27.6

1.	Toby Chu is a director, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX.

2.	The shareholding includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008, options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.	Tim Leong is Chief Financial Officer and secretary of us and CIBT.

4.	The shareholding includes options to purchase 30,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 150,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 50,000 common shares at approximately $1.53 per share until June 21, 2012; warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008; and 533,863 common shares held in his own name.

5.	Troy Rice is a director of CIBT Education Group and CIBT and Chief Operating Officer of CIBT.

6.	The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53per share until June 21, 2012; and 451,000 common shares held in his own name.

7.	Less than 1%

8.	Allen Chu was a director of CIBT Education Group until November 14, 2007.

9.	The shareholding includes options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 10,000 common shares at approximately $0.58 per share until February 19; 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 38,081 common shares held in his own name.

10.	Tony David is a director of CIBT Education Group.

11.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 25,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 20,000 common shares at approximately $1.53 per share until June 21, 2012; warrants to purchase 3,750 common shares at approximately $2.25 per share until November 27, 2009; and 214,418 common shares held in his own name. The shareholding also includes warrants to purchase 181,818 common shares at approximately $0.58 per share until April 5, 2008. The warrants are held by H. Tony David Holdings Ltd., a company over which Tony David has voting and investment control.

12.	George David Richardson is a director of CIBT Education Group.

13.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 50,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes warrants to purchase 181,819 common shares at approximately $0.58 per share until April 5, 2008; warrants to purchase 137,500 common shares; and 2,819,619 common shares held by Countryman Investments Ltd., a company over which George David Richardson has voting and investment control.

14.	Prithep Sosothikul is a director of CIBT Education Group.

15.	The shareholding includes options to purchase 20,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 10,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 10,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name.

16.	Alfred Ng is a director of CIBT Education Group.

17.	The shareholding includes options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 25,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 20,000 common shares at approximately $1.53 per share until June 21, 2012; and 20,000 common shares held in his own name.

18.	David Hsu is a director of CIBT Education Group and CIBT.

19.	The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 412,100 common shares held in his own name. The shareholding also includes warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008 and 100,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. Golden Field Company, a company controlled by David Hsu, holds 2,894,333 common shares, warrants to purchase 784,666 common shares at approximately $0.80 per share until February 13, 2009, and warrants to purchase 25,000 common shares at approximately $2.25 per share until November 27, 2009. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

20.	Alvina Leung is a director, President and Chief Financial Officer of IRIX.

21.	The shareholding includes options to purchase 15,000 common shares at approximately $0.58 per share until February 19, 2011 and 40,712 common shares held in her own name.

22.	Alvin Chu is the Chief Executive Officer of IRIX.

23.	The shareholding includes options to purchase 15,000 common shares at approximately $0.58 per share until February 19, 2011 held in his own name.

24.	James Neil is the Vice President of Business Development and Corporate Relations of CIBT Education Group.

25.	The shareholding includes options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 50,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes 20,000 common shares held by Joan Glover, James Neil’s wife, and 64,000 common shares held by Palancar Enterprises Inc., a company over which James Neil has voting and investment control.

  We are not aware of any arrangement which might result in a change in control in the future.

  Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

  Stock Option Plan

  As of December 3, 2007, our stock option plan was the only equity compensation plan. As required by the TSX Venture Exchange Policy 4.4, our shareholders approved a new “rolling” stock option plan on November 14, 2007 whereby a maximum of 10% of our issued and outstanding common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. The stock option plan is awaiting approval from the TSX Venture Exchange.

  We intend to attract, retain and motivate our directors, officers, and employees through the stock option plan. Under the stock option plan we are authorized to grant options to purchase up to 10% of our stock, issued and outstanding, as of the award date of the options. This is in accordance with section 3.4 of TSX Venture Exchange Policy 4.4, which provides that the TSX Venture Exchange will not accept option plans reserving more than 10% of an issuer’s issued shares, including any outstanding stock options previously granted on an individual basis. As of December 24, 2007, our issued and outstanding share capital was 60,685,035 common shares, 10% of which equals 5,068,503 shares. Therefore, under Policy 4.4, we have to deduct all outstanding options to purchase 4,260,000 common shares as of June 30, 2007 from the maximum number of options for issuance under our stock option plan. After doing so, we are allowed to grant options to purchase up to 808,503 shares of our common stock as of December 24, 2007.

  2007 Stock Option Plan Information

As of December 24, 2007

Number of	Number of Common	Number of	Number of
Common Shares	Shares Issued under	Common Shares	Options
to be Issued upon	the Stock Option	Remaining	Remaining
Exercise	Plan	available for	available for
of Outstanding		Future Issuance	Future Issuance
Options		under the Stock	under the Stock
		Option Plan	Option Plan

4,260,000	50,000	5,068,503	808,503

  Under the stock option plan, options will be awarded to directors, officers, and employees at the discretion of the Board of Directors, taking into consideration their remuneration, length of service, nature and quality of work performed by them.

  The material terms of the stock option plan are as follows:

  1. The term of any options granted under the stock option plan will be fixed by the Board of Directors at the time such options are granted, provided that options will not be permitted to exceed a term of ten years (or five years while we are classified by the TSX Venture Exchange as a Tier 2 issuer).

  2. The exercise price of any options granted under the stock option plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the last closing price of our publicly traded common shares preceding the grant of such options, less any discount permitted by the TSX Venture Exchange.

  3. Unless otherwise imposed by the Board of Directors, no vesting requirement will apply to options granted under the stock option plan but a four month hold period, commencing from the date of grant of an option, will apply to all shares issued upon exercise of an option.

  4. All options will be non-assignable and non-transferable.

  5. No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

  6. If the option holder ceases to be a director of us or ceases to be employed by us (other than by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by us, subject to the terms and conditions set out in the stock option plan.

  As long as we are not classified as a Tier 1 issuer, all options awarded, except in exceptional circumstances as determined by the Board of Directors, must contain vesting conditions relating to the exercise rights as follows:

Percentage of Optioned Shares	Date after which shares may be purchased

30%	Six months following the award date

40%	Twelve months following the award date

30%	Eighteen months following the award date

  In addition, TSX Venture Exchange Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Venture Exchange Policy 4.4) for:

  1. the reservation, for issuance under the stock options granted to insiders, of shares exceeding 10% of the listed company’s issued shares;

  2. the grant to insiders, within a 12 month period, of stock options exceeding 10% of the issued shares; and

  3. if the listed company becomes a Tier 1 Issuer, the issuance to any optionee, within a 12 month period, of options entitling the purchase of a number of shares exceeding 5% of the listed company’s issued shares.

  ITEM 7. Major Shareholders and Related Party Transactions

  A. Major Shareholders

  The following information of major shareholders as at December 3, 2007 is based on information or records available to us:

Title of		Amount and
Class	Name of	Nature of
	Beneficial Owner	Beneficial	Percent of
		Ownership	Class (%)

Common	Toby Chu (1)	4,015,128 (2)	7.2
shares

Common	Mackenzie Cundill	6,364,875 (3)	12.4
shares	Investment Management
	Ltd.

Common	David Hsu (4)	4,886,539 (5)	9.4
shares

Common	George David Richardson	3,388,938 (7)	6.6
shares	(6)

1.	Toby Chu is a director, President and Chief Executive Officer of CIBT Education Group and CIBT and a director and secretary of IRIX.

2.	The shareholding includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.	The shareholding includes warrants to purchase 400,000 common shares at approximately $0.80 per share until February 13, 2009; warrants to purchase 94,875 common shares at approximately $2.25 per share until November 27, 2009; and 5,870,000 common shares held by Mackenzie Cundill Investment Management Ltd., a fund management company. Its holdings are split between two funds, Cundill International Company and Mackenzie Cundill Recovery Fund.

4.	David Hsu is a director of CIBT Education Group and CIBT. The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 412,100 common shares held in his own name. The shareholding also includes warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008 and 100,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. Golden Field Company, a company controlled by David Hsu, holds 2,894,333 common shares; warrants to purchase 784,666 common shares at approximately $0.80 per share until February 13, 2009; and warrants to purchase 25,000 common shares at approximately $2.25 per share until November 27, 2009. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

5.	George David Richardson is a director of CIBT Education Group.

6.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 50,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes warrants to purchase 181,819 common shares at approximately $0.58 per share until April 5, 2008; warrants to purchase 137,500 common shares; and 2,819,619 common shares held by Countryman Investments Ltd., a company over which George David Richardson has voting and investment control.

  All of our common shares have identical voting rights. As of December 3, 2007, there were 81 holders of record of our common stock in total, including 20 U.S. holders, 49 Canadian holders, 9 holders in other countries and 3 reserved accounts. As of December 24, 2007, there were 60,685,035 of our common shares outstanding, including 5,725,900 shares or 9% held by U.S. holders.

  None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

  B. Related Party Transactions

  On February 3, 2006, we sold 125,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $1.00 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016. On July 1, 2006, we sold 125,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $1.00 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due July 1, 2016. On September 22, 2006, we sold 50,000 common shares of CIBT to Troy Rice, a director of CIBT at a price of $0.85 per share. We offered Mr. Rice a loan to purchase such shares. We received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due September 22, 2016. This transaction was designed as an incentive package for Mr. Rice to join CIBT. As at June 30, 2007 Troy Rice repaid the full amount of the promissory note and accrued interest of $298,432. On May 18, 2007 Troy Rice exchanged the 300,000 shares of CIBT for 441,000 shares of CIBT Education Group. During fiscal 2007, we paid Troy Rice approximately $150,000 as compensation for his services.

  On August 14, 2006 we received a loan of approximately $1 million from Golden Field Company Profit Sharing Plan, an entity controlled by David Hsu, a director of CIBT Education Group. The loan bore interest at a rate of 12% per annum compounded quarterly and was due on November 29, 2007, with collateral of 500,000 shares in NextMart Inc. pledged by us as collateral. We repaid the full amount of the loan, including principal and accrued interest, on January 31, 2007.

  On January 1, 2003, we entered into a two year employment agreement with Toby Chu whereby Mr. Chu will be paid approximately $15,000 per month. On January 1, 2005 we extended this agreement and added a provision to allow termination of the agreement only if mutually acceptable to both of the parties, as well as a provision allowing review of the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007 we extended this agreement with the same provisions except that the agreement may be terminated by Mr. Chu upon a 90-day notice to us or be terminated by us upon a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events. During fiscal 2007 we paid $180,000 to Mr. Chu as compensation under the agreement.

  On July 12, 2007 we sold 1,100,000 treasury shares acquired through the provisions of our normal course issuer bid to Toby Chu, David Hsu and David Richardson at approximately $1.61 per share (market price) for total proceeds of approximately $1,771,000.

  From July 2007 to September 2007, we advanced approximately $436,890 to Toby Chu and Concordia Financial Management Corp., a company owned by Toby Chu. The advances were secured by collateral in the form of shares in us held by Toby Chu and Concordia Financial Management Corp. The full amount of the advances was repaid to us on November 5, 2007.

  On February 9, 2007, we loaned to Asia Interactive (formerly known as Black Gardenia Corp.), $150,000 in exchange for an 8% convertible promissory note due February 9, 2009. Asia Interactive is a reporting company in the U.S. that files quarterly and annual reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. The loan is to be used by Asia Interactive for general and administrative purposes. At any time before February 9, 2009, we have the right to convert all, or a portion of, the loan principal amount of the note into common shares of Asia Interactive at a conversion price of $0.01 per share, which would give us a maximum of 15,000,000 shares. These 15,000,000 shares would be 75% of the common shares of Asia Interactive outstanding as of December 3, 2007. As at June 30, 2007 Asia Interactive accepted private placement subscriptions of $117,602 representing the issuance of 534,555 common shares of Asia Interactive. As of December 3, 2007 no shares were issued under the private placement subscriptions. Once these shares are issued, these 15,000,000 shares would be 73% of the common shares of Asia Interactive. We have the right to demand refund of our loan to Asia Interactive anytime before February 9, 2009.

  Since Asia Interactive is a shell company and its shares are not traded or quoted on any market or quotation system, the value of Asia Interactive’s common shares into which the loan may be converted is not readily determinable.

  The purpose of the loan was to secure the opportunity to use Asia Interactive in connection with our reorganization and divestiture plan. We developed an overall reorganization plan designed to focus our efforts on our education business operations. We intend to divest ourselves of all non-education business operations into other entities, and thus we sold SEG in 2005 and plan to sell IRIX. As part of the reorganization plan, we loaned $150,000 through a promissory note due February 9, 2009 to Asia Interactive, which was negotiating to acquire assets of a media company. We intended to divest ourselves of the advertising and graphic design business into Asia Interactive. To date, negotiations between CIBT Education Group and Asia Interactive, however, have stalled due to each party being unable to come to terms at this time.

  The following table shows detailed relationship between us or our directors and officers and Asia Interactive.

Name	Ownership or	Position in Asia	Major Position
	Control Interests in	Interactive	in us or our
	Asia Interactive		subsidiaries

Ken Ng (1)	0	President, CEO and	A former director
		CFO (from July 23,	of CIBT
		2007 to present)	Education Group

Amy Ng (2)	4,960,000 shares of	Former director,	A former director
	Asia Interactive’s	President, CEO and	of SEG, our
	common shares (3)	CFO (from February	former subsidiary
24, 2006 to January
26, 2007)

Toby Chu	0	Director (from	Director,
		January 15, 2007 to	President, and
		present);	CEO of CIBT
		Former President	Education Group
and CEO (from
January 26 to July
23, 2007)

Tim Leong	0	Director (from	CFO of CIBT
		January 15, 2007 to	Education Group
present);
Former CFO (from
January 26 to July
23, 2007)

  (1) Ken Ng was employed as the Service Manager of Computer Department of ANO Automation, a predecessor of CIBT Education Group in the mid 90’s. He resigned as the Service Manager from ANO Automation and started his own ventures over the years on his own. In 1996, Ken Ng was invested in ANO Office, which was founded by Toby Chu in 1996, and became a director of ANO Office. In 1998, ANO Office was sold and therefore the business relationship between us and Ken Ng also ceased. Ken Ng has no family relationship with our directors or officers.

  (2) Amy Ng is a sister of Ken Ng. In 1999, we established SEG as an internet financial services portal in Asia. Amy Ng was an investment banker in Asia. Through the introduction of Ken Ng, Amy Ng was involved in the development of SEG’s business activities in Asia. She was invited to join the board of SE Global and she remained as a director for one year. Amy Ng has no family relationship with our directors or officers.

  (3) Tokay Sequoia Management Company Ltd., a British Columbia company, now has direct and beneficial control of approximately 99% of Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd.

  The negotiations for the sale of IRIX between CIBT Education Group and Asia Interactive were stalled, because CIBT Education Group and Asia Interactive were unable to reach an agreement for the valuation of IRIX.

  Our directors and officers, Toby Chu and Tim Leong, were appointed as directors and officers of Asia Interactive to protect our investment in Asia Interactive on January 15, 2007. While Amy Ng was a former director of SEG and Ken Ng was a service manager of ANO Automation and a former director of ANO Office, we or our directors and officers do not have any material or unusual relationship with Amy Ng and Ken Ng other than the business relationship described above.

  Ken Ng approached us in 2006 with a proposition for us to invest into Asia Interactive in order to have Asia Interactive acquire an internet job placement business in China. We believe that an internet job placement business in China can greatly enhance our education business in China by finding jobs for our graduates. On the other hand, we plan to sell IRIX and focus on our education business in China. IRIX’s extensive experience in the media and internet development will also enhance the development of Asia Interactive. As an over-all development plan, we loaned Asia Interactive $150,000 to obtain the opportunity to use Asia Interactive in connection with our reorganization and divestiture plan.

  To date, CIBT Education Group and Asia Interactive have been unable to reach an agreement regarding the valuation of IRIX. To keep Asia Interactive independent, both Toby Chu and Tim Leong resigned as President, CEO and CFO from Asia Interactive on July 23, 2007. Ken Ng, the current President, CEO and CFO of Asia Interactive, and Amy Ng, the significant beneficial owner, continue to manage the development and funding of Asia Interactive. We intend to resume negotiations, but there is no assurance that negotiations between CIBT Education Group and Asia Interactive will ever resume. If CIBT Education Group and Asia Interactive do resume negotiations and do reach an agreement for the valuation of IRIX after receiving the pending financial statements ended June 30, 2007, we may sell IRIX to Asia Interactive. However, if the parties are unable to reach a conclusion as regards the negotiations for the valuation of IRIX, we may demand that the loan of $150,000 is refunded to us in the near future. Other than as described above, we have not entered into any material or unusual transactions with our officers, directors, persons nominated for these positions, beneficial owners of 10% or more of our common stock, or family members of these persons.

  See “Item 6. Directors, Senior Management and Employees - B Compensation” for a description of employment agreements and a description of salaries and stock purchase options we have paid or granted to our directors and senior officers during fiscal 2007.

  C. Interests of Experts and Counsel

  Not Applicable.

  ITEM 8. Financial Information

  A. Consolidated Statements and Other Financial Information

  Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the report of our auditors. See Item 17 Financial Statements.

  Legal Proceedings

  Our management is not aware of any legal proceedings contemplated by any governmental authority or any other party against us. None of our directors, officers or affiliates have (i) commenced legal proceedings against us, or (ii) have an adverse interest to us in any legal proceedings. Management is not aware of any other legal proceedings that have been threatened against us.

  Dividend Policy

  We have never declared or paid any cash or stock dividends on our common shares since our inception. Since we currently have a policy of investing our earnings in the expansion of our business, we do not anticipate paying cash or stock dividends on our common shares for the foreseeable future. Future dividends on our common shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition. There is no assurance that dividends will ever be paid.

  B. Significant Changes

  We changed our auditor to Ernst & Young LLP on June 1, 2007. Dale Matheson Carr-Hilton LaBonte LLP, our previous auditor, has served as our independent auditor for the six months ended June 30, 2006 and the year ended December 31, 2005. Ernst & Young LLP serves as an independent auditor for the fiscal year ended June 30, 2007.

  We have not experienced any other significant changes since the date of our audited consolidated financial statements included in this annual report.

  ITEM 9. The Offer and Listing

  A. Offer and Listing Details

  We have one class of common shares. Our shares trade on the TSX Venture Exchange under the symbol “CPT” and are quoted on the OTC Bulletin Board under the symbol “CBTGF.”

  On December 27, 2007, the closing price of our common shares on the TSX Venture Exchange was approximately $2.53. The high and low prices of our common shares on the TSX Venture Exchange on December 27, 2007 approximated $2.59 and $2.34, respectively. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares on the TSX Venture Exchange.

	High	Low
Period	($)	($)
Annual High/Low
2007

(June 30, 2006 – June 30, 2007)	1.74	0.72
2006

(January 1 – December 31, 2006)	1.09	0.55
2005

(January 1 – December 31, 2005)	0.84	0.50
2004

(January 1 – December 31, 2004)	0.89	0.36
2003

(January 1 – December 31, 2003)	1.25	0.21

Quarterly High/Low
2007
June 30 – September 30	1.89	1.50
March 31 – June 30	1.74	1.00
January 1 – March 31	1.08	0.75

2006
September 30 – December 31	0.87	0.72
June 30 – September 30	0.90	0.79
March 31 – June 30	1.09	0.77
January 1 – March 31	0.77	0.55

2005
September 30 – December 31	0.71	0.50
June 30 – September 30	0.60	0.50
March 31 – June 30	0.70	0.55
January 1 – March 31	0.84	0.51

Monthly High/Low
December 2007 (1)	2.59 (1)	1.94 (1)
November 2007	2.07	1.93
October 2007	2.16	1.79
September 2007	1.85	1.52
August 2007	1.86	1.53
July 2007	1.89	1.50
June 2007	1.66	1.36

(1) To December 27, 2007.

  On September 26, 2007 we received our trading symbol “CBTGF” for the OTC Bulletin Board. On December 27, 2007, the closing price of our common shares quoted on the OTC Bulletin Board was $2.48. The high and low prices of our common shares quoted on the OTC Bulletin Board respectively were $2.74 and $2.40 on December 27, 2007. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares quoted on the OTC Bulletin Board.

	High	Low
Period	($)	($)

Monthly High/Low
December 2007	2.74	1.90
November 2007	2.25	1.93
October 2007	2.14	1.90

  As of December 24, 2007, we had 60,685,035 outstanding shares of common stock. As of June 30, 2007, our net tangible book value is $9,159,427 or $0.18 per share.

  B. Plan of Distribution

  Not Applicable.

C. Markets

  Our common shares are quoted on the TSX Venture Exchange in Canada under the trading symbol “CPT” and the OTC Bulletin Board in the U.S. under the symbol “CBTGF.”

  D. Selling Shareholders

  Not Applicable.

E. Dilution Not Applicable. F. Expenses of the Issue Not Applicable. ITEM 10. Additional Information A. Share Capital Not Applicable.

  B. Articles of Incorporation

  We incorporate by reference into this annual report our articles of incorporation filed as Exhibit 1.2 to our 20-F registration statement on May 10, 2007 and a summary of certain provisions of our articles of incorporation on our 20-F registration statement on September 14, 2007, initially filed with the SEC on May 10, 2007.

  C. Material Contracts.

  The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this annual report:

Agreement Agreements regarding the reverse merger transaction between CIBT Education Group and Sun Media Investments Holding Ltd.

  Description

  On July 21, 2005 we agreed with Sun Media Investments Holding Ltd. (“SMIH”) to sell our subsidiary SEG under a reverse merger transaction. The transaction was closed on September 18, 2005. Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. Under the reverse merger transaction, SEG issued 50,000,000 post-consolidation common shares to SMIH as consolidation for 100% of the issued and outstanding common shares of SMIH.

  SEG also issued 5,000,000 common shares as a finder’s fee to Yu Hui Yang. In addition, we sold 250,000 post-consolidation shares of SEG for proceeds of $450,000. As a result of this series of transactions, our ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of our control position in SEG. After the reverse merger transaction, SEG changed its name to Sun New Media Inc. On May 8, 2007, Sun New Media Inc. changed its name to NextMart Inc.

  In connection with this reverse merger transaction, we received the 250,000 post-consolidation common shares of SEG as a one-time payment under a 24- month management advisory service agreement with SEG. We received the 500,000 post-consolidation common shares of SEG as a one-time payment under a 12-month management advisory service agreement with SMIH.

Agreement between CIBT Education Group and Asia Interactive	On February 9, 2007, we loaned to Asia Interactive, a U.S. reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009.
  The loan is to be used by Asia Interactive for general and administrative purposes. At any time before February 9, 2009, we have the right to convert all, or a portion of, the loan principal amount of the convertible promissory note into common shares of Asia Interactive at a conversion price of $0.01 per share.
  On March 22, 2007, Black Gardenia changed its name to Asia Interactive Media Inc.

  Tokay Sequoia Management Company Ltd., a British Columbia, now has
  direct and beneficial control of   approximately 99% over Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd.
  Amy Ng has no   relationship with us, or our directors or officers. (See “Item 6.A Other Directorships” and “Item 7.B Related Party Transactions” for detailed relationship information between CIBT Education Group and Asia Interactive).

  D. Exchange Controls.

  Canadian Exchange Control Regulations

  There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. However, any such remittance to a resident of the U.S. may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the U.S. For further information concerning such withholding tax, see “Item 10.E. Taxation.”

  There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares. However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act. For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

  Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

  Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act.

  A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

  Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

1.	engages in production of uranium and owns an interest in a producing uranium property in Canada;

2.	provides financial services;

3.	provides transportation services; and

4.	is a cultural business.

  If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

  Chinese Exchange Control Regulations

  China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the RMB convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

  A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

  The State Administration of Foreign Exchange ("SAFE") administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises ("FIEs") may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange RMB into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the RMB funds.

  According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China through Designated Foreign Exchange Banks, effective from October 1, 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents. We are subject to limitations on our ability to convert Chinese currency. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries and our affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

E. Taxation

  Canadian Federal Income Tax Consequences

  The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of a company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the company and is restricted to such circumstances.

  Dividends

  A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the U.S. is reduced from the 25% rate. Under the Treaty, the company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owing at least 10% of the outstanding voting stock of the company. These Treaty reductions are not available to beneficial owners who are U.S. LLC corporations.

  Disposition of Common Shares

  A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constitutes “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him in carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company. The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, 50% of which can be used to reduce all taxable income (but only that portion of taxable income derived from a capital gain).

  A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

  A Holder who is a resident of the U.S. and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) the value of the common share is derived principally from Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

  A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year from disposition of taxable Canadian property. To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

  U.S. Federal Income Tax Consequences

  The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder is encouraged to consult his own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

  Scope of this Disclosure

  Authorities

  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

  U.S. Holders

  For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

  U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

  If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

  Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

  This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

  U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

  Distributions on Common Shares

  General Taxation of Distributions

  A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of Common Shares” below).

  Reduced Tax Rates for Certain Dividends

  For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such common shares will not be entitled to receive such dividend).

  The company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of a recognized Income Tax Convention with the U.S., or (c) the common shares are readily tradable on an established securities market in the U.S. Under a notice published by the IRS, stock will be considered as “readily tradable on an established securities market in the U.S.” if such stock is listed on a national securities exchange that is common under section 6 of the Securities Exchange Act of 1934 or on the NASDAQ Stock Market. The IRS announced in that notice that it is considering the treatment of dividends paid with respect to stock listed only in a manner that does not satisfy this definition of “readily tradable on an established securities market in the U.S.,” such as stock that is traded on the OTC Bulletin Board or on the electronic pink sheets.

  However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a “passive foreign investment company” (as defined below) for the taxable year during which the company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

  As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2006, and do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

  If we are not a QFC, a dividend paid by the company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

  Distributions Paid in Foreign Currency

  The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

  Dividends Received Deduction

  Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

  Disposition of Common Shares

  A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

  Foreign Tax Credit

  A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

  Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by the company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

  Information Reporting; Backup Withholding Tax

  Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

  Additional Rules that May Apply to U.S. Holders

  If the company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

  Controlled Foreign Corporation

  The company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the company (a “10% Shareholder”).

  If the company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the company and (b) such 10% Shareholder’s pro rata share of the earnings of the company invested in “U.S. property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the company that are attributable to such common shares. If the company is both a CFC and a “passive foreign investment company” (as defined below), the company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

  We do not believe that we have previously been, or currently are, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

  Passive Foreign Investment Company

  The company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the company for such taxable year is passive income or (b) 50% or more of the assets held by the company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the company is not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

  For purposes of the PFIC income test and asset test described above, if the company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.

  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

  If the company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

  Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

  A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the company, which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the company.

  A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

  We do not believe that we were a PFIC for the taxable year ended December 31, 2006, and do not expect that we will be a PFIC for the taxable years ending December 31, 2007. There can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

  The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

  F. Dividends and Paying Agents

  Not applicable.

  G. Statements by Experts

  Not applicable.

  H. Documents on Display

  We have filed with the SEC a registration statement on Form 20-F, including relevant exhibits under the Securities Exchange Act of 1934.

  We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is June 30. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at:

100 F Street, NE, Room 1580 Washington, DC 20549

  The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC.

  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

  I. Subsidiary Information

  As of December 3, 2007, we have the following subsidiaries:

    CIBT, which is 99.8% owned by us and was incorporated under the Business Corporations Act (British Columbia) on February 9, 1994.
    IRIX, which is 51% owned by us and was incorporated under the Business Corporations Act (British Columbia) on October 5, 1994. The remaining 49% interest is owned by Allen Chu, a former director of CIBT Education Group.

  ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

  We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

  ITEM 12. Description of Securities other than Equity Securities

  Not Applicable.

PART II

  ITEM 13. Defaults, Dividend Arrearages and Delinquencies

  None.

  ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

  A. Modification of Instruments Defining Rights of Security Holders

  None.

  B. Modification or Issuance of Other Class of Securities

  None.

  C. Withdrawal or Substitution of Securities

  None.

  D. Change of Trustee or Paying Agent

  None.

  E. Use of Proceeds

  Not Applicable.

  ITEM 15. Controls and Procedures

  A. Evaluation of Disclosure Controls and Procedures

  Pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act, disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report, being June 30, 2007. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibilities of faulty judgments or mistakes by management, fraud, or the intentional circumvention of controls by individual acts or the collusion of two or more people. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their disclosure control objectives.

  B. Management's Annual Report on Internal Control over Financial Reporting

  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act of 1934, as amended.

  The term internal control over financial reporting is defined under Rule 13a-15(f) under the Exchange Act of 1934 as a process designed under the supervision of the chief executive and chief financial officer to provide reasonable assurance as to the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

  Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting practice, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

  Historically, our management has identified a control deficiency over financial reporting of CIBT’s Chinese operations. The accounting staff in China prepares financial statements in accordance with Chinese accounting rules and regulations, and as a result the financial statements of CIBT in Chinese operations were not adjusted to conform to Canadian GAAP.

  We have taken measures and plan to continue to take measures to remediate the deficiency as soon as practicable. We have implemented the following measures to remediate the deficiencies:

  (i) Our management in Canada engaged external consultants to assist in the review and adjustment of the financial statements of CIBT from China in order to conform to Canadian GAAP.

  (ii) We recently employed a full-time senior management personnel with bilingual language ability (English and Chinese) to oversee CIBT’s financial operations and compliance procedures in China. The full-time senior management personnel will work closely with the accounting staff in China to ensure that the financial statements of CIBT are prepared in accordance with Canadian GAAP, and to ensure that all control procedures are followed.

  By adding the full-time senior management personnel and engaging external consultants, we believe that our internal control over financial reporting has been or will be improved with respect to the preparation and presentation of the financial statements in CIBT’s Chinese operations. Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we are in the process of conducting further evaluations of our internal control over financial reporting for compliance with the requirements of Section 404 under the Sarbanes-Oxley Act. We intend to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, which governs the design, implementation and testing of internal controls over financial reporting, in fiscal 2008.

  This annual report does not include a report of our management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

  C. Attestation Report of the Registered Public Accounting Firm

  Not Applicable.

  D. Changes in Internal Control

  There were no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2007 covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

  ITEM 16. [Reserved]

  ITEM 16A. Audit Committee Financial Expert

  Our Board of Directors has determined that Alfred Ng, the chairman of our audit committee, is our audit committee financial experts as defined in Item 407(d) of Regulation S-B. Mr. Ng is considered to be independent as defined by the rules of the New York Stock Exchange.

  Mr. Ng is the President of Ang International Group Ltd., a company that has operations in the U.S., Canada, Vietnam, Hong Kong, and China. Mr. Ng has extensive experience in setting up joint ventures and investments. He has an understanding of GAAP and financial statements and has experience overseeing the performance of Ang International Group and accountants with respect to preparation, auditing and evaluation of financial statements. (For information concerning his education and other working experiences, see “Item 6.A Directors and Senior Management.”)

  An audit committee financial expert is not deemed an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as a result of being designated or identified as an audit committee financial expert. In addition, an audit committee financial expert has no greater duties, obligations or liability than the members of the audit committee and Board of Directors who are not designated as financial experts. The designation or identification of an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

  ITEM 16B. Code of Ethics

  Our Board of Directors has adopted a code of ethical conduct that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, chief operating officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of ethical conduct as an exhibit to this annual report on Form 20-F.

  During the fiscal year ended June 30, 2007 we did not amend our code of ethical conduct or did not grant any waiver. Once the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

  ITEM 16C. Principal Accountant Fees and Services

  The following table sets forth the aggregate fees for professional services rendered by Ernst & Young LLP and Dale Matheson Carr-Hilton LaBonte LLP, our independent registered public accounting firms, respectively for the fiscal year ended June 30, 2007 and for the six months ended June 30, 2006.

	For the fiscal year ended	For six months ended
	June 30	June 30
	2007	2006

Audit Fees (1)	$150,000 (5)	$125,000

Audit-Related Fees (2)	-	-

Tax Fees (3)	-	-

All Other Fees (4)	-	-

Total	$250,000	$125,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with the filing of our registration statement in 2007.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.

(5)	This is an approximate amount as our audit fees totalled $150,000 Canadian dollars.

  Audit Committee’s Pre-approval Process

  Our audit committee reviews and pre-approves the scope and the cost of all audit and non-audit services performed by the independent auditors, including audit fees, audit-related fees, tax fees and other fees mentioned above. There were no fees for the last two fiscal years that were not pre-approved by our audit committee. All services described above provided by Ernst & Young LLP and Dale Matheson Carr-Hilton LaBonte LLP during the last two fiscal years were approved by our audit committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X.

  ITEM 16D. Exemptions from the Listings Standard for Audit Committees

  Not Applicable.

  ITEM 16F. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of	Average Price	Total Number of	Maximum
	Shares (or	Paid per Share	Shares (or	Number (or
	Units)	(or Unit)	Units)	Approximate
	Purchased	(C$)	Purchased as	Dollar Value) of
			Part of Publicly	Shares (or
			Announced	Units) that May
			Plans or	Yet Be
			Programs	Purchased
				Under the Plans
				or Programs

July 1 to July 31, 2006	5,000	0.90	253,500	746,500 (1)

August 1 to August 31, 2006	20,000	0.88	273,500	726,500 (1)

September 1 to September 30, 2006	32,000	0.87	305,500	694,500 (1)

October 1 to October 31, 2006	44,000	0.81	349,500	650,500 (1)

November 1 to November 30, 2006	257,000	0.78	257,000	743,000 (2)

December 1 to December 31, 2006	119,396	0.78	376,396	366,604 (2)

January 1 to January 31, 2007	312,500	0.80	688,896	311,104 (2)

February 1 to February 28, 2007	N/A	N/A	N/A	N/A

March 1 to March 31, 2007	N/A	N/A	N/A	N/A

April 1 to April 30, 2007	N/A	N/A	N/A	N/A

May 1 to May 31, 2007	Nil	Nil	Nil	1,000,000 (3)

June 1 to June 30, 2007	644,300	1.51	644,300	355,700 (3)

  (1) On October 5, 2005, we filed a Notice of Intention to Make a Normal Course Issuer Bid with the TSX Venture Exchange advising of our intention to purchase up to 1,000,000 of our common shares at market price through the facilities of the TSX Venture Exchange. This normal course issuer bid is being conducted through Peter N. Phipps at Wellington West Capital Inc. in Halifax, Nova Scotia and expired on October 6, 2006. We totally purchased 349,500 of our common shares pursuant to this normal course issuer bid conducted from October 5, 2005 to October 2006.

  (2) On October 16, 2006, we filed a Notice of Intention to Make a Normal Course Issuer Bid with the TSX Venture Exchange advising of our intention to purchase up to 1,000,000 of our common shares at market price through the facilities of the TSX Venture Exchange. This normal course issuer bid was conducted through Research Capital Corporation, of Vancouver, British Columbia, and was terminated in February 2007. Under this normal course issuer bid, we purchased a total of 688,896 of our common shares.

  (3) On May 18, 2007, we filed a Notice of Intention to Make a Normal Course Issuer Bid with the TSX Venture Exchange advising of our intention to purchase up to 1,000,000 of our common shares at market price through the facilities of the TSX Venture Exchange. This normal course issuer bid, which was conducted through Research Capital Corporation, of Vancouver, British Columbia, has been completely filled as of December 3, 2007.

  PART III

  ITEM 17. Financial Statements

  We are furnishing the following consolidated financial statements and reports:

  CIBT Education Group Inc. June 30, 2007 Consolidated Financial Statements

Independent Auditors’ Report of Ernst & Young LLP, Chartered	F-2
Accountants dated September 30, 2007

Independent Auditors’ Report of Dale Matheson Carr-Hilton	F-3
LaBonte LLP, Chartered Accountants dated October 29, 2006

Consolidated balance sheets as of June 30, 2007, June 30, 2006	F-4
and December 31, 2005

Consolidated statements of operations for the fiscal year ended	F-6
June 30, 2007, the six months ended June 30, 2006, and the
fiscal year ended December 31, 2005

Consolidated statements of cash flows for the fiscal year ended	F-8
June 30, 2007, the six months ended June 30, 2006, and the
fiscal year ended December 31, 2005

Notes to consolidated financial statements	F-10

  All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP. These principles, as they pertain to our financial statements, differ from US GAAP in a number of material respects, which are set out under “ITEM 3. Key Information” herein. Reference is made to Note 19 in our audited consolidated financial statements for the year ended June 30, 2007 for an explanation of all material differences between Canadian GAAP and US GAAP as they pertain to us.

  All of our financial statements are stated in US Dollars.

  ITEM 18. Financial Statements

  Not Applicable

  CIBT EDUCATION GROUP INC.

  (Previously Capital Alliance Group Inc.)

  CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

  CONSOLIDATED BALANCE SHEETS

  CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  To the Shareholders of

  CIBT Education Group Inc. (formerly Capital Alliance Group Inc.)

  We have audited the consolidated balance sheet of CIBT Education Group Inc. (formerly Capital Alliance Group Inc.) as at June 30, 2007, and the consolidated statements of operations and deficit and cash flows for the year ended June 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2007 and the results of its operations and its cash flows for the year ended June 30, 2007 in accordance with Canadian generally accepted accounting principles.

  The financial statements as at June 30, 2006 and December 31, 2005 and for the six-month period ended June 30, 2006 and for the year ended December 31, 2005 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 29, 2006, except for Note 17 which is as of September 10, 2007.

Vancouver, Canada /s/ Ernst & Young LLP

September 30, 2007, except as to Notes 19 and 20, which are as of December 18, 2007

INDEPENDENT AUDITORS’ REPORT

  To the Shareholders of Capital Alliance Group Inc.

  We have audited the consolidated balance sheet of Capital Alliance Group Inc. as at June 30, 2006, and the consolidated statements of operations and deficit and cash flows for the six month period ended June 30, 2006 and the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the six month period ended June 30, 2006 and the year ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

  As described in Note 17 to the consolidated financial statements, management of the Company determined the previously filed June 30, 2006 consolidated financial statements contained an error in the timing of recognizing the estimated fair value of certain stock-based compensation. Accordingly, the June 30, 2006 consolidated financial statements have been restated.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP CHARTERED ACCOUNTANTS

  Vancouver, Canada
  October 29, 2006, except for Note 17 which is as of September 10, 2007

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED BALANCE SHEETS
(Amounts in US Dollars)

	June 30, 2007	June 30, 2006

		(As restated *)
ASSETS

CURRENT
Cash and cash equivalents	$ 11,734,512	$ 2,744,630
Accounts receivable	651,300	914,288
Marketable securities (Note 4)	1,522,703	876,308
Prepaid expenses and other current assets	268,741	169,748

	14,177,256	4,704,974
DUE FROM RELATED PARTIES (Note 9)	-	126,510
PROPERTYAND EQUIPMENT, Net (Note 5)	1,069,182	887,747
	349,659	363,479
INTANGIBLE ASSETS, Net (Note 3 (a))
	4,150,046	-
GOODWILL (Note 3 (a))
	-	596,710
INVESTMENT IN SUN NEW MEDIA (Note 4)
	-	117,894
DEFERRED FINANCE FEES
	163,554	129,530
DEFERRED COSTS AND OTHER ASSETS

	$ 19,909,697	$ 6,926,844

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,503,364	$ 1,289,070
Income taxes payable	230,043	-
Deferred educational revenue	423,248	385,431
Unearned consulting fees (Note 4)	276,923	633,144
Lease obligation (Note 5)	17,946	16,972
Long-term debt – current portion (Note 6)	80,375	-
Due to related parties (Note 9)	84,087	53,359

	2,615,986	2,377,976

	64,677	78,622
CAPITAL LEASE OBLIGATION (Note 5)
	2,952,530	-
LONG-TERM DEBT (Note 6)

	3,017,207	78,622

NON-CONTROLLING INTERESTS (Note 3(a))	617,372	836,901

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 7)	26,851,807	17,977,570
CONTRIBUTED SURPLUS (Note 8)	2,180,249	844,292
TREASURY SHARES HELD (Note 7)	(1,381,824)	(295,515)
CUMULATIVE TRANSLATION ADJUSTMENT (Note 2)	525,172	(180,570)
DEFICIT	(14,516,272)	(14,712,432)

	13,659,132	3,633,345

	$ 19,909,697	$ 6,926,844

COMMITMENTS (Note 11)
SUBSEQUENT EVENTS (Note 20)
* RESTATEMENT (Note 17)

Approved on behalf of the Board: “Toby Chu” Toby Chu – Director

“Allen Chu” Allen Chu – Director

  The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Amounts in US Dollars)

	Year ended	Six months ended	Year ended
	June 30, 2007	June 30, 2006	December 31,2005

		(As restated *)
REVENUES
Educational	$ 6,194,085	$ 1,763,953	$ 2,757,464
Design and advertising	1,293,631	559,415	1,314,716
Consulting	723,624	248,990	117,056

	8,211,340	2,572,358	4,189,236

DIRECT COSTS
Educational	3,324,718	1,226,013	1,509,174
Design and advertising	724,386	271,563	683,186

	4,049,104	1,497,576	2,192,360

	4,162,236	1,074,782	1,996,876
NET REVENUES

GAIN FROM SALE OF MARKETABLE SECURITIES (Note 4)	1,402,101	1,108,073	301,116

TOTAL NET REVENUES	5,564,337	2,182,855	2,297,992

EXPENSES
General and administrative (Note 13)	4,710,025	1,623,727	2,761,292
Amortization	256,387	103,301	178,815
Stock-based compensation	187,990	123,004	356,016
Finance fees	134,102	-	18,386
Interest on long-term debt	129,562	-	-

	5,418,066	1,850,032	3,314,509

INCOME (LOSS) BEFORE THE FOLLOWING ITEMS:	146,271	332,823	(1,016,517)
OTHER INCOME	196,548	8,206	14,293
LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT	(8,430)	(7,171)	(10,366)
GAIN (LOSS) ON CIBT SHARE ISSUANCES AND PURCHASES (Note 3(a))	128,301	(81,294)	508,005
NON-CONTROLLING INTERESTS	(51,451)	22,850	(86,344)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
INCOME TAX	411,239	275,414	(590,929)
INCOME TAX PROVISION (Note 10)	(215,079)	-	-

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	196,160	275,414	(590,929)

DISCONTINUED OPERATIONS (Note 4)
Operating loss from discontinued operations	-	-	(107,509)
Gain on sale of discontinued operations	-	-	402,341

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	-	-	294,832

NET INCOME (LOSS)	196,160	275,414	(296,097)
DEFICIT, BEGINNING OF YEAR	(14,712,432)	(14,987,846)	(14,691,749)

DEFICIT, END OF YEAR	$ (14,516,272)	$ (14,712,432)	$ (14,987,846)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) from continuing operations	$ 0.01	$ 0.01	$ (0.02)
Net income (loss)	$ 0.01	$ 0.01	$ (0.01)

*Refer to Note 17

  The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  CONSOLIDATED STATEMENTS OF CASH FLOWS
  (Amounts in US Dollars)

	Year ended	Six months ended	Year ended
	June 30, 2007	June 30, 2006	December 31, 2005

		(As restated *)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) from continuing operations	$ 196,160	$ 275,414	$ (590,929)
Adjusted for items not involving cash:
- gain from sale of marketable securities	(1,402,101)	(1,108,073)	(301,116)
- amortization of deferred consulting revenue	(723,624)	(248,990)	(117,056)
- unrealized foreign exchange gain (loss)	(110,782)	2,133	(26,074)
- accrued and unearned interest	70,832	(1,510)	-
- amortization of deferred curriculum costs	20,741	2,902	69,469
- amortization of deferred finance fees	68,799	-	-
- dilution loss (gain) on share issuances and purchases	(128,301)	81,294	(508,005)
- amortization of property, equipment and intangible assets	256,387	103,301	178,815
- stock-based compensation	187,990	123,004	356,016
- loss on disposal of property and equipment	8,430	7,171	10,366
- non-controlling interests	51,451	(22,850)	86,344

	(1,504,018)	(786,204)	(842,170)
Net changes in non-cash working capital items (Note 14)	624,611	(417,100)	(187,950)

Cash used in continuing operations	(879,407)	(1,203,304)	(1,030,120)
Discontinued operations	-	-	(233,896)

CASH USED IN OPERATING ACTIVITIES	(879,407)	(1,203,304)	(1,264,016)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(357,209)	(270,744)	(331,209)
CIBT curriculum development costs	(36,411)	(14,326)	(46,318)
Net cash from (used in) marketable securities transactions	1,707,416	991,056	(21,254)
Acquisition of CIBT shares from non-controlling interests	(21,183)	(232,708)	(113,619)
Funds from promissory note payment (Note 9)	287,214	-	-
Cash received from disposal of SEG (Note 4)	-	-	450,000

	1,579,827	473,278	(62,400)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	3,373,225	1,310,936	387,554
Proceeds from shares issued to non-controlling interests in AIMI	117,602	-	978,024
Acquisition of the Company’s shares into treasury (Note 7)	(936,550)	(58,703)	(151,010)
Net advances (to) from related parties	11,890	(63,024)	88,428
Capital lease obligation repayments	(17,257)	(17,111)	(8,903)
Deferred finance fees	(971,813)	(102,218)	(25,886)
Loan proceeds received by CIBT (Note 6)	5,000,000	-	-
Loan payable	978,553	-	-

	7,555,650	1,069,880	1,268,207
CASH PROVIDED BY FINANCING ACTIVITIES

	733,812	(15,729)	77,629
EFFECTS OF EXCHANGE RATE CHANGES ON CASH

NET INCREASE IN CASH	8,989,882	324,125	19,420

	2,744,630	2,420,505	2,401,085
CASH, BEGINNING OF THE YEAR

CASH, END OF THE YEAR	$ 11,734,512	$ 2,744,630	$ 2,420,505

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$ 50,317	$ -	$ -
Income taxes paid	$ -	$ -	$ -

* Refer to Note 17

  The accompanying notes are an integral part of these consolidated financial statements

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

  On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc. CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has two principal business units, being CIBT School of Business & Technology Corp. (“CIBT”) and IRIX Design Group Inc. (“IRIX”) (Note 3). The Company’s education business is conducted through CIBT and its subsidiaries in China. CIBT’s educational operations are based in China. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and the US. During 2005, the Company divested its control position in its financial services business, which was operated through the Company’s former subsidiary SE Global Equities Corp. (“SEG”). As a result of the divestiture, the Company presently maintains a portfolio investment in marketable securities of Sun New Media Inc. (Note 4). On May 8, 2007, Sun New Media Inc. changed its name to NextMart Inc.

  During 2006, the Company changed its fiscal year end from December 31st to June 30th to coincide with the change in year end by the Company's major subsidiary, CIBT which operates education businesses that have an academic year that primarily runs from September to June. CIBT decided to change its year end to June 30th to coincide with the business cycle of its Chinese school operations.

  Effective July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars but has retained the Canadian dollars as its functional currency. The Company believes that United States dollars better reflects its business transactions in the international markets. Many of the Company’s transactions with investors, creditors, and financial markets are denominated in United States dollars, and it is anticipated that a significant portion of the Company’s future financial transactions will be denominated in United States dollars. All dollar amounts are expressed in United States dollars unless otherwise stated.

  In accordance with GAAP, the Company uses the current rate method to translate all amounts presented to United States dollars. Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity. All comparative figures presented have been translated using the same method.

  The accompanying consolidated financial statements as of June 30, 2006 have been restated from those originally issued to reflect certain adjustments in connection with the accounting for stock-based compensation expense. See Note 17 for a more detailed description of the restatement and the related restatement adjustments.

  NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

  Basis of preparation

  These financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in Canada. Except as indicated in Note 19, they also comply, in all material respects, with generally accepted accounting principles in the United States.

  Use of estimates

  The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

  deferred costs and revenues and determination of fair value for stock-based transactions. Financial results as determined by actual events could differ from those estimates.

  Principles of consolidation

  The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary. In addition, the results of the Company include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center, a joint venture based in An Yang, China and owned 51% by CIBT School of Business (see Note 3). All significant intercompany transactions and balances have been eliminated on consolidation.

  Foreign currency translation

  Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company. The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

  The CIBT subsidiaries in China maintain their accounting records in their functional currency, Chinese RMB. The Company’s functional currency is Canadian dollars and the reporting currency is United States dollars. The Company’s integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity. An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

  Financial instruments

  The fair value of the Company’s financial instruments included in current assets and liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debts are estimated using discounted cash flow analysis, based upon the Company’s current borrowing rates, and approximate their carrying value. Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations. The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk. The financial

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

  instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. One customer represents in excess of 10% of trade accounts receivable at June 30, 2007. One customer represents in excess of 10% of total revenue at June 30, 2006 and December 31, 2005. The Company was exposed to changes of interest rates on its convertible debentures.

  Cash equivalents

  The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

  Marketable securities

  Marketable securities consist of common shares of Sun New Media Inc. The common shares are traded in the public equity markets, and are held by the Company on an available-for-sale basis. The common shares held by the Company represent 7% of Sun New Media Inc., which does not represent a position of significant influence. The investment in Sun New Media Inc. is accounted for at the lower of cost and market value. To date, market value of the Sun New Media Inc. shares owned by the Company has exceeded their carrying value on the Company’s financial statements and accordingly no impairment provisions have been recorded.

  Property and equipment

  Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over 5 years; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years. The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management. The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

  Curriculum development costs

  CIBT capitalizes direct costs incurred in developing programs and curriculums for new courses. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

  Deferred finance fees

  CIBT capitalizes direct fees incurred in connection with proposed private debt and equity financings. Finance fees are offset against the proceeds of the financing or charged to operations if the financing is not completed.

  Intangible assets

  Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang Agreement (Note 3 (a)). Recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management. The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

  Goodwill

  Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment.

  Revenue recognition

  The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured. Irix recognizes revenue for service provided on a completed contract basis. Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection. If losses are expected on contracts before substantial completion, full provision is made for such losses. CIBT recognizes tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction. Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs. The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

  Stock-based compensation

  The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model.

  Income taxes

  The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. The Company has not recognized potential future benefit amounts as the criteria for recognition have not been met.

  Earnings (loss) per share

  The Company follows the treasury stock method for determining earnings (loss) per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 3 – SUBSIDIARIES

a)	CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China. The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Company’s financial transactions in China, and its 60% interest in Weifang University Beihai College (“Beihai College”) as described below. The results of the Company also include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center, a joint venture based in An Yang, China and owned 51% by CIBT School of Business.

During the first and second quarter of 2007, the Company entered into the following transactions relating to its ownership interest in CIBT:

(i) acquired 30,000 (2006 - 416,500) common shares of CIBT from non-controlling interests in CIBT for consideration of $21,183 (2006 - $232,708);

(ii) sold 175,000 (2006 - 125,000) common shares of CIBT for proceeds of $167,500 (2006 - $125,000) resulting in a decrease in the Company’s ownership of CIBT from 77.0% to 76.1% (2006 - an increase from 75.0% to 77.0%).

The Company recorded a dilution gain during the year of $130,449 (2006 - loss of $81,294) in connection with the disposition of 0.2% interest in CIBT.

During the third quarter of 2007 the Company commenced a restructuring of the ownership of CIBT which was completed during the fourth quarter of 2007 in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 6. The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

the settlement of advances from the Company to CIBT totaling $1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately $0.93 per share; the acquisition of 1,548,678 common shares from treasury of CIBT at approximately $0.93 per share for total cash consideration of $1,444,214; the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of C$1.00 per share of the Company.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

  a) CIBT School of Business & Technology Corp. (cont’d)

  The increase of the Company’s ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:

	Proportionate Share
	Acquired

Cash and cash equivalents	$ 917,237
Accounts receivable	267,869
Prepaids and other current assets	205,419
Property and equipment	224,921
Deferred costs and other	80,579
Intangible assets	83,482
Goodwill	3,995,405
Accounts payable	(325,169)
Deferred revenue	(451,969)
Due to related parties	(428,679)
Non-controlling interest	(152,204)

Net assets acquired equal to purchase price	$ 4,416,891

Purchase price made up as follows:
4,853,113 shares issued at C$1.00 per share		$ 4,410,678
Non-controlling interest share of the Company equity contributions in (a) and (b)		6,213
above

Total purchase price		$ 4,416,891

  The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

  Establishment of Beihai College

  By agreement dated August 11, 2004 (the “Weifang Agreement”), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005. Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years). The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006).

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 3 – SUBSIDIARIES (cont’d) a) CIBT School of Business & Technology Corp. (cont’d)

  Establishment of International Education Enrollment Center

  During the current year, CIBT established a 51% joint venture interest in International Education Enrollment Center, an English training center for teachers based in An Yang, China. As a result of this transaction, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over five years.

  The results of CIBT include the proportionate share of the assets and liabilities of International Education Enrollment Center as follows:

June 30, 2007
Current assets	$ 47,024
Long-term assets	13,458

$ 60,482

Current liabilities	$ 56,496

  Establishment of International Education Enrollment Center (cont’d)

  The results of CIBT include the proportionate share of the revenues, expenses and cash flows of International Education Enrollment Center as follows:

Year Ended June 30, 2007
Revenues	$ 26,796
Direct costs	25,232

Net revenues	1,564
General and administrative expenses	10,443

Net loss	$ (8,879)

Cash flows used in operating activities	$ (2,730)

Cash flows used in investing activities	$ (8,199)

Cash flows provided by financing activities	$ 37,035

Effect of exchange rate changes on cash	$ (1,021)

  b)  IRIX Design Group Inc.

  Effective October 31 2000, the Company completed the acquisition of 51% of IRIX, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong. The operations of IRIX include the accounts of its wholly-owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong company.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d) c) Asia Interactive Media Inc.

  On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009. The loan is to be used by AIMI for general and administrative purposes. At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of $0.01 per share. As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a 75% interest. In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

  The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support. The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both.

  After the Company loaned to AIMI, AIMI commenced a private placement financing of common shares at a price of $0.22 per share. As at June 30, 2007, AIMI had accepted subscriptions totalling $117,602 representing the issuance of a total of 534,555 common shares. These shares were deemed as issued since the investors cannot revoke the transaction after two days of signing the subscription agreements while AIMI has a year to issue the shares. As a result, such amount net of deficit of $43,180, was recorded as non-controlling interest on the Company’s balance sheet as of June 30, 2007.

NOTE 4 – MARKETABLE SECURITIES

  By agreement dated July 21, 2005, and closed effective September 18, 2005, SE Global Equities Corp. (“SEG”) issued 50,000,000 post consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”).

  In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, the Company sold 500,000 pre consolidation (250,000 post consolidation) shares of SEG for proceeds of $450,000. Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis. As a result of this series of transactions, the Company’s ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of the Company’s control position in SEG. Accordingly, the investment in SNMI subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value. The Company’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $47,980 resulting in a gain on sale of discontinued operations of $402,341. The results of operations and cash flows of SEG for the period from January 1, 2005 to September 18, 2005 have been reported on a discontinued operations basis. In connection with this transaction, the Company entered into a 24-month management advisory services agreement with SEG. As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $962,500.

  On November 15, 2006, the Company entered into a 12-month management advisory services agreement with SMIH. As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of SEG with a fair value of $355,000. To June 30, 2007, the Company has recognized $1,040,577 of consulting income in connection with the management advisory services agreements leaving $276,923 of unearned consulting fees.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 4 – MARKETABLE SECURITIES (cont’d)

  At June 30, 2007, the marketable securities consist of 5,817,824 common shares representing 7% of Sun New Media Inc., (“SNMI”), formerly SEG. Accordingly, the investment in SNMI subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and market value. The quoted market value of these shares at June 30, 2007 was $1,919,882. On May 8, 2007, Sun New Media Inc. changed its name to NextMart Inc.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2007 and June 30, 2006:
	June 30, 2007	June 30, 2006

Furniture and equipment	$ 1,435,453	$ 1,181,456
Leasehold improvements	720,387	555,504
Equipment under capital lease	103,305	97,698

	2,259,145	1,834,658
Less: accumulated amortization	(1,189,963)	(946,911)

	$ 1,069,182	$ 887,747

  The Company has acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between November 1, 2008 and February 11, 2011. The equipment is amortized as follows: $21,000 using a declining balance rate of 45% to a residual buy out amount of $9 and $103,305 on a straight-line basis over 60 months to a residual buy out amount of $31,492. Included in amortization expense for the current year is $13,396 (2006 – $8,984 and 2005 – $4,164) relating to equipment under capital leases. Included in accumulated amortization as at June 30, 2007 is $20,299 (June 30, 2006 –$13,643 and December 31, 2005 – $4,164) relating to equipment under capital leases.

  The future minimum payments required in connection with the capital leases is as follows:

For the years ending June 30,	2008	$ 23,317
	2009	18,761
	2010	16,467
	2011	41,268

		99,813
Less: amount representing interest		(17,190)

		$ 82,623

  NOTE 6 – LONG-TERM DEBT

  On April 25, 2007, CIBT completed a $5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector. Shane advanced to CIBT $5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately $0.93 per share. The debenture is due three years from

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 6 – LONG-TERM DEBT (cont’d)

  issuance and bears interest at a rate of 8% per annum payable quarterly. The debenture becomes due and payable within six months of CIBT completing a minimum $25 million public offering (the “IPO”).

  The rate of interest is subject to escalation to a rate of:

  (i)20% upon a default on certain payment terms defined in the agreement, and

  (ii) 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement.

  The warrants are exercisable for the period ending the earlier of: (i)five years from issuance, and (ii) six months following the completion of the IPO by CIBT.

  In addition, commencing upon CIBT completing the IPO, the warrants can be exercised on a cashless basis.

  CIBT paid fees in connection with the placement of this financing totalling $500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants. CIBT paid additional costs in connection with this financing totalling $545,600.

  The Company has classified the above debenture and related warrants into its component parts being a financial liability and equity instrument respectively. The total proceeds and financing costs were allocated to their component parts on a relative fair value basis. The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% debt with comparable terms and risk profile. The fair value of the financing warrants and the placement agent warrants was estimated using the black-scholes option pricing model using the following assumptions: expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%.

  Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance are as follows:

Amount allocated to:	Contributed Surplus	Debt	Total

Proceeds received	$ 1,300,146	$ 3,699,854	$ 5,000,000
Finance fees paid
(including agent warrants)	(216,342)	(829,258)	(1,045,600)

Carrying value at issuance	$ 1,083,804	$ 2,870,596	$ 3,954,400

  Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs will be accreted to the face amount of $5,000,000 using the effective interest method. Under the effective interest method, the effective rate of interest is 31%.

The carrying value of the debt component as at June 30, 2007 is made up as follows:
Carrying value at issuance	$ 2,870,596
Accretion of fair value interest and accrued finance costs	162,309

3,032,905
Less: current portion interest payable at 8%	(80,375)

$ 2,952,530

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 7 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.
	Number	Value

Issued and outstanding

Balance at December 31, 2004	31,822,642	$ 16,232,504

- for cash by exercise of options at C$0.35 per share	461,715	133,366
- for cash by exercise of options at C$0.50 per share	70,000	28,885
- for cash by exercise of warrants at C$0.70 per share	390,000	225,303
- contributed surplus reallocated on exercise of stock options	-	38,150

Balance at December 31, 2005	32,744,357	16,658,208

- for cash by exercise of options at C$0.25 per share	165,000	36,206
- for cash by exercise of options at C$0.50 per share	30,000	13,166
- for private placement at C$0.55 per share	2,613,273	1,261,564
- contributed surplus reallocated on exercise of stock options	-	8,426

Balance at June 30, 2006	35,552,630	17,977,570

- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of CIBT common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153

Balance at June 30, 2007	47,840,073	$ 26,851,807

During the year ended June 30, 2007 the Company issued shares as follows:

a)	50,000 stock options were exercised at C$0.30 per share for total proceeds of C$15,000.

b)	100,000 stock options were exercised at C$0.35 per share for total proceeds of C$35,000.

c)	175,000 stock options were exercised at C$0.50 per share for total proceeds of C$87,500.

d)	50,000 stock options were exercised at C$0.80 per share for total proceeds of C$40,000.

e)	1,036,000 share purchase warrants were exercised at C$0.58 per share for total proceeds of C$600,880.

f)	20,000 share purchase warrants were exercised at C$0.80 per share for total proceeds of C$16,000.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 7 – SHARE CAPITAL (cont’d)

g)	The Company completed a brokered private placement (3,336,665 units – C$2,502,498) and non-brokered private placement (2,666,665 – C$2,000,000) for a total of 6,003,330 units at C$0.75 per unit for total proceeds of C$4,502,498.

Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$0.80 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid C$177,175 in fees and commissions, and 233,567 agent’s warrants. The Company applied the residual approach and allocated the total proceeds of C$3,690,235 to the common shares and $Nil to warrants. Each agent’s warrant entitles the agent to purchase one common share of the Company at a price of C$0.75 per share for a period of two years from the date of issuance.

h)	On May 18, 2007, CAG completed the purchase of 3,813,935 previously issued common shares of CIBT from non- controlling shareholders of CIBT. A total of 4,853,113 common shares of CAG were issued at a price of C$1.00 per share as payment for the CIBT shares. CAG’s ownership of CIBT increased to 99.8% as a result of the acquisition of the CIBT shares. See Note 3(a).

  During the period ended June 30, 2006 the Company issued shares as follows:

a)	195,000 stock options were exercised at a prices ranging from C$0.25 per share to C$0.50 per share for total proceeds of C$56,250.

b)	The Company completed a non-brokered private placement of 2,613,273 units at C$0.55 per unit for proceeds of C$1,473,300. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the company at a price of C$0.58 per share for a period of two years from the date of issuance. The estimated grant date fair value of these warrants of C$261,300 has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

  During the year ended December 31, 2005 the Company issued shares as follows:

a)	531,715 stock options were exercised at a prices ranging from C$0.35 per share to C$0.50 per share for total proceeds of C$196,600.

b)	390,000 share purchase warrants were exercised at C$0.70 per share for total proceeds of C$273,000.

  Stock-based compensation

  During 2004, a total of 1,600,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from C$0.50 per share to C$0.80 per share, exercisable for a term of five years subject to vesting at a rate of 30% 6 months after grant, 40% 12 months after grant and the final 30% 18 months after grant. The fair value of these options at the date of grant totalling $556,243 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 3%; expected dividend yield of 0% and an expected volatility of 95%. $356,016 was recorded to December 31, 2005, and $79,628 has been recorded to June 30, 2006.

  During 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$0.58 per share, exercisable for a term of five years subject to vesting at a rate of 25% 12 months after grant, 25% 24 months after grant, 25% 36 months after grant, and the final 25% 48 months after grant. The fair value of these options at the date of grant totalling $487,141 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%. The estimated fair value of the options will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options of which $43,376 has been recorded to June 30, 2006 (Note 17), and $170,207 has been recorded to June 30, 2007.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 7 – SHARE CAPITAL (cont’d)

  During 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant. The fair value of these options at the date of grant totalling $1,218,005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5% . The estimated fair value of the options will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options of which $17,783 has been recorded to June 30, 2007.

The stock-based compensation expenses are as follows:
		Six months ended
	Year ended	June 30, 2006	Year ended
	June 30, 2007	(Restated – Note 17)	December 31, 2005

2004 stock option grant	$ -	$ 79,628	$ 356,016
2006 stock option grant	170,207	43,376	-
2007 stock option grant	17,783	-	-

	$ 187,990	$ 123,004	$ 356,016

  Treasury shares held

  In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. As at June 30, 2007, 1,407,196 common shares (2006 – 645,000 and 2005 – 543,500) with an accumulated cost of $1,381,824 (2006 – $295,515 and 2005 – $236,812) have been recorded as treasury shares held.

  In August 2006, the Company sold 600,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the Company’s CEO at C$0.80 per share (market price) for total proceeds of C$480,000. The average cost to the Company of the treasury shares was C$0.51 per share.

  During the month of October 2006, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. As a result of the Company’s private placement financing, the Company suspended the TSX normal course issuer bid in January 2007 to comply with TSX regulations. On May 25, 2007, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The TSX normal course issuer bid will expire on May 25, 2008.

  Escrow shares

  As at June 30, 2007, the Company has no shares held in escrow.

  Share purchase warrants – refer to Note 15 for share purchase warrants outstanding as at June 30, 2007.

  Stock options – refer to Note 16 for stock options outstanding as at June 30, 2007.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:
Balance, December 31, 2004	$ 411,848
Stock compensation on vesting of stock options	356,016
Allocated to share capital on exercise of options	(38,150)

Balance, December 31, 2005	729,714
Stock compensation on vesting of stock options	123,004
Allocated to share capital on exercise of options	(8,426)

Balance, June 30, 2006 (Restated – Note 17)	844,292
Stock compensation on vesting of stock options	187,990
Surplus from sale of treasury shares	150,316
Fair value of warrants from debenture and warrant financing (Note 6)	1,083,804
Allocated to share capital on exercise of options	(86,153)

Balance, June 30, 2007	$ 2,180,249

  NOTE 9 – RELATED PARTY TRANSACTIONS

  As at June 30, 2007, a balance of $84,087 (2006 – $ 53,359 and 2005 – $112,839) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. The fair value of the amounts due to related parties is not determinable as they have no repayment terms. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

  During the year, the Company and its subsidiaries incurred $576,350 (2006 – $249,157 and 2005 – $447,552) for management and consulting fees, and salaries to certain officers, management and certain directors and/or their private companies employed by the Company and its various subsidiaries in North America and Asia. The CEO’s total compensation for 2005 included a bonus of $165,300 paid in connection with the SEG transaction as described in Note 4.

  Effective August 14, 2006 the Company received a loan of $1 million from an entity controlled by a Director of the Company. The loan had an interest rate of 12% per annum compounded quarterly and was due on November 29, 2007. As collateral for the loan, the Company pledged, in favour of the lender, 500,000 common shares of SNMI owned by the Company. On January 31, 2007, the Company repaid the loan in full along with accrued interest, with the pledged assets fully released back to the Company.

  On May 18, 2007, certain directors and officers of the Company exchanged 476,667 CIBT shares for 549,500 CAG shares. Refer to Note 3(a) and Note 7.

  Effective February 3, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to a Director of CIBT at a price of $1.00 per share. As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016. Effective July 1, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to the Director of CIBT at a price of $1.00 per

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 9 – RELATED PARTY TRANSACTIONS (cont’d)

  share. As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due July 1, 2016. Effective September 22, 2006, the Company sold 50,000 common shares of CIBT owned by the Company to the Director of CIBT at a price of $0.85 per share. As consideration the

  Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due September 22, 2016. In all three transactions, the underlying CIBT shares were placed in custody as security for the amount owing. As at June 30, 2007, the full amount of the promissory note, including accrued interest, was paid by the Director. On May 18, 2007, the Director exchanged the 300,000 CIBT shares for 441,000 CAG shares.

  Refer to Note 20 for subsequent events in connection with related party transactions.

  NOTE 10 – INCOME TAXES

  The Company is subject to income taxes in Canada, while CIBT’s subsidiaries in China are subject to income taxes in China. The Chinese subsidiaries are subject to the 33% Chinese statutory income tax rate. On March 16, 2007, The National People’s Congress of China passed “The Law of the People’s Republic of China on Enterprise Income Tax”, which will become effective on January 1, 2008. This new law will eliminate the existing preferential tax treatment that is available to the foreign invested enterprises but provides grandfathering of the preferential tax treatment currently enjoyed by the foreign invested enterprises. Under the new law, both domestic enterprises and foreign invested enterprises are subject to a unified income tax rate of 25%.

  The table below is a reconciliation of income tax expense at combined Canadian income tax rate of 34.12% (34.87% in 2005), and the amount of reported income tax expense in the statement of operations.

	June 30, 2007	June 30, 2006	December 31, 2005

Income (loss) before taxes	$ 411,239	$ 275,414	$ (590,929)
Combined Canadian income tax rate	34.12%	34.12%	34.87%

Income tax expense (recovery) at statutory rate	140,315	93,971	(206,057)
Changes in corporate tax rates	28,978	345,809	18,441
Chinese income tax rate differences	(929)	670	(2,882)
Expired non-capital loss carry-forwards	310,939	103,080	105,644
Share issuance costs and other related costs	(120,197)	12,717	(83,741)
Non-deductible expenses (income)	249,013	61,910	(8,283)
Non-taxable capital gains	(251,401)	(189,037)	(340,635)
Change in valuation allowance	(11,607)	(305,449)	566,449
Other	(130,032)	(123,671)	(48,936)

Income tax provision	$ 215,079	$ -	$ -

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

(Amounts in US Dollars)

NOTE 10 – INCOME TAXES (cont’d)

The table below shows the components of the income tax provision expense.
	June 30, 2007	June 30, 2006	December 31, 2005

Current income tax provision	$ 215,079	$ -	$ -
Future income tax provision	-	-	-

	$ 215,079	$ -	$ -

  The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

		June 30, 2007	June 30, 2006	December 31, 2005

Non-capital loss carry-forwards		$ 2,598,745	$ 2,513,143	$ 2,589,860
Long-term investments		192,809	254,875	284,794
Share issuance costs and other related costs		88,866	52,845	77,825
Capital loss carry-forwards		-	66,235	244,997
Property and equipment		-	4,929	-

Total future income tax assets		2,880,420	2,892,027	3,197,476
Less: valuation allowance		-	-	-

Net future income tax assets		2,880,420	2,892,027	3,197,476

Future tax liabilities		(2,892,027)	(3,197,476)	(2,631,027)
Change in valuation allowance		11,607	305,449	(566,449)

Net future income tax assets		$ -	$ -	$ -

The Company has non-capital losses, if unused, will expire as follows:

Year	CIBT – China	CIBT – Canada	CAG – Canada	Group Total

2008	$ -	$ 127,002	$ 1,165,060	$ 1,292,062
2009	-	-	1,814,071	1,814,071
2010	60,099	101,706	1,015,249	1,177,054
2011	134,271	-	-	134,271
2012	241,324	-	-	241,324
2013	-	-	-	-
2014	-	122,222	1,196,013	1,318,235
2015	-	38,449	1,263,214	1,301,663
2016	-	173,403	460,681	634,084
2017	-	7,708	750,546	758,254

	$ 435,694	$ 570,490	$ 7,664,834	$ 8,671,018

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007

  (Amounts in US Dollars)

  NOTE 11 – COMMITMENTS

  CIBT entered into a lease agreement dated July 24, 2000 on behalf of the CAG group of companies for the Company’s corporate office space in Vancouver, B.C. with minimum annual rates of C$70,520 for the first year, C$74,046 for the next two years and C$77,572 for the final two years plus taxes and operating costs. On August 16, 2005, the lease was renewed for a 50 month term (from September 1, 2005 to October 31, 2009). Under the renewed lease agreement the minimum annual rate for the term of the lease is C$70,520 plus taxes and operating costs. On February 1, 2007, the lease agreement was assigned to and assumed by CAG. During 2007, the Company incurred $62,242 (2006 – $58,084 and 2005 – $97,561) in rent, taxes and operating costs in connection with this lease.

  The Company has estimated future minimum lease payments under this operating lease as follows:

For the years ending June 30,	2008	$ 62,242
	2009	62,242
	2010	20,748

		$ 145,232

  CIBT’s subsidiaries in China entered into various lease agreements in Beijing and Weifang. During 2007, CIBT’s subsidiaries incurred $80,774 (2006 – Nil and 2005 – Nil) in rent, taxes and operating costs in connection with this lease. CIBT has estimated future minimum lease payments under this operating lease as follows:

For the years ending June 30,	2008	$ 132,321
	2009	132,321
	2010	90,795
	2011	43,266
	2012	1,803

		$ 400,506

  NOTE 12 – RISK MANAGEMENT

  The Company is engaged primarily in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company manages all risk issues directly. The Company is engaged primarily in service related industries and manages related industry risk issues directly. The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

  The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk. In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007

(Amounts in US Dollars)

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year ended	Six months ended	Year ended
	June 30, 2007	June 30, 2006	December 31, 2005

Advertising	$ 362,093	$ 165,120	$ 294,993
Bank charges and interest	10,197	2,471	5,326
Consulting and management fees	587,717	277,501	647,480
Investor relations	90,405	46,081	72,250
Office and general	984,178	282,869	445,572
Professional fees	649,672	137,127	153,201
Rent	203,538	57,070	96,417
Salaries and benefits	1,528,951	552,742	902,130
Travel and promotion	293,274	102,746	143,923

	$ 4,710,025	$ 1,623,727	$ 2,761,292

NOTE 14 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year ended	Six months ended	Year ended
	June 30, 2007	June 30, 2006	December 31, 2005

Accounts receivable	$ 293,756	$ (223,899)	$ (71,863)
Prepaid expenses	(86,983)	437,567	(530,431)
Accounts payable and accrued liabilities	159,614	286,758	(349,851)
Income taxes payable	230,043	-	-
Deferred revenues and fees	26,298	(925,049)	770,645
Other assets	1,883	7,523	(6,450)

	$ 624,611	$ (417,100)	$ (187,950)

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 15 – SHARE PURCHASE WARRANTS

The Company’s share purchase warrant activity is summarized as follows:
		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Warrants	Price (C$)	Life

Balance, December 31, 2004	2,715,066	0.70	0.31 years

- warrants issued	-	-
- warrants expired	(2,325,066)	0.70
- warrants exercised	(390,000)	0.70

Balance, December 31, 2005	-	-	0.00 years

- warrants issued	2,613,273	0.58
- warrants expired	-	-
- warrants exercised	-	-

Balance, June 30, 2006	2,613,273	0.58	1.77 years

- warrants issued	3,235,232	0.80
- warrants expired	-	-
- warrants exercised	(1,056,000)	0.58

Balance, June 30, 2007	4,792,505	0.73	1.34 years

  Details of warrants outstanding and exercisable as at June 30, 2007 are as follows:

Number of			Remaining
Warrants	Exercise Price	Expiry Date	Contractual Life

1,577,273	C$0.58	April 5, 2008	0.77 years
233,567	C$0.75	February 13, 2009	1.63 years
2,981,665	C$0.80	February 13, 2009	1.63 years

4,792,505

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

NOTE 16 – STOCK OPTIONS

The Company’s stock option activity is summarized as follows:
		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining
	Options	Price (C$)	Life

Balance, December 31, 2004	2,703,715	0.48	3.36 years

- options granted during the year	-	-
- options forfeited, expired and cancelled during the year	(227,000)	0.58
- options exercised during the year	(531,715)	0.37

Balance, December 31, 2005	1,945,000	0.50	3.00 years

- options granted during the period	1,500,000	0.58
- options forfeited, expired and cancelled during the period	-	-
- options exercised during the period	(195,000)	0.29

Balance, June 30, 2006	3,250,000	0.55	3.61 years

- options granted during the year	1,500,000	1.53
- options forfeited, expired and cancelled during the period	(185,000)	0.53
- options exercised during the year	(375,000)	0.47

Balance, June 30, 2007	4,190,000	0.91	3.56 years

  Details of options outstanding and exercisable as at June 30, 2007 are as follows:

Number of			Remaining
Options	Exercise Price	Expiry Date	Contractual Life

330,000	C$0.30	June 24, 2008	0.99 years
375,000	C$0.80	January 6, 2009	1.53 years
560,000	C$0.50	December 15, 2009	2.47 years
1,425,000	C$0.58	February 19, 2011	3.65 years
1,500,000	C$1.53	June 21, 2012	4.98 years

4,190,000

  NOTE 17 – RESTATEMENT

  The accompanying consolidated financial statements as of June 30, 2006 and for the six month period then ended have been restated to reflect an adjustment in connection with the recognition of stock-based compensation on the vesting of certain stock options granted during the period as described in more detail in Note 7. The financial statements as previously reported did not reflect any stock-based compensation relating to the 2006 stock option grant as none of these options had vested as at June 30, 2006. The restatement reflects the estimated fair value of the stock-based compensation accrued from the grant date

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 17 – RESTATEMENT (cont’d)

  through June 30, 2006, based on management’s estimate of the options likely to vest. Accordingly, these restated financial statements reflect $43,376 of stock-based compensation expense in addition to the previously reported amount of $79,628 for the six months ended June 30, 2006. The restatement adjustment resulted in a reallocation of the net income from continuing operations and stock-based compensation components of cash flows from operating activities but had no impact on previously reported amounts of net cash used in operating activities.

The following is a summary of the restatement adjustments:

		Restatement
	Previous Balance	Adjustment	Restated Balance

Balance Sheet – June 30, 2006

Total Assets	$ 6,926,844	$ -	$ 6,926,844

Shareholders’ Equity
Share Capital	17,977,570	-	17,977,570
Contributed Surplus	800,916	43,376	844,292
Treasury Shares Held	(295,515)	-	(295,515)
Unrealized Foreign Exchange Losses	(180,570)	-	(180,570)
Deficit	(14,669,056)	(43,376)	(14,712,432)

	3,633,345	-	3,633,345

Total Liabilities and Shareholders’ Equity	$ 6,926,844	$ -	$ 6,926,844

Statement of Operations and Deficit – Six Months Ended June 30, 2006

Total Net Revenues	$ 2,182,855	$ -	$ 2,182,855
Expenses	1,806,656	43,376	1,850,032

Income Before Other Items	376,199	(43,376)	332,823
Total Other Items	(57,409)	-	(57,409)

Net Income	318,790	(43,376)	275,414
Deficit, Beginning of Period	(14,987,846)	-	(14,987,846)

Deficit, End of Period	$ (14,669,056)	$ (43,376)	$ (14,712,432)

Basic and Fully Diluted Net Income Per Share	$ 0.01	$ -	$ 0.01

CIBT EDUCATION GROUP INC. (Previously Capital Alliance Group Inc.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007 (Amounts in US Dollars)

  NOTE 18 – SEGMENTED INFORMATION

  The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools and Canada where Irix conducts web design and advertising services. The Company’s corporate operations are also in Canada.

Industry and Geographic Segments

		Year ended June 30, 2007				Six months ended June 30, 2006				Year ended December 31, 2005

			Corporate and				Corporate and				Corporate and
	CIBT	IRIX	other		CIBT	IRIX	other		CIBT	IRIX	other
	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	Consolidated

Revenues
Educational	$ 6,194,085	$ -	$ -	$ 6,194,085	$ 1,763,953	$ -	$ -	$ 1,763,953	$ 2,757,464	$ -	$ -	$ 2,757,464

Design and advertising	-	1,293,631	-	1,293,631	-	559,415	-	559,415	-	1,314,716	-	1,314,716
Consulting income	-	-	723,624	723,624	-	-	248,990	248,990	-	-	117,056	117,056
Gain from sale of
marketable securities	-	-	1,402,101	1,402,101	-	-	1,108,073	1,108,073	-	-	301,116	301,116

	$ 6,194,085	$ 1,293,631	$ 2,125,725	$ 9,613,441	$ 1,763,953	$ 559,415	$ 1,357,063	$ 3,680,431	$ 2,757,464	$ 1,314,716	$ 418,172	$ 4,490,352

Net revenues	$ 2,869,367	$ 569,245	$ 2,125,725	$ 5,564,337	$ 537,940	$ 287,852	$ 1,357,063	$ 2,182,855	$ 1,248,290	$ 631,530	$ 418,172	$ 2,297,992

Expenses and other items:
Amortization	(221,593)	(32,406)	(2,388)	(256,387)	(85,242)	(15,664)	(2,395)	(103,301)	(161,774)	(13,940)	(3,101)	(178,815)
Finance fees	(134,102)	-	-	(134,102)	-	-	-	-	(18,386)	-	-	(18,386)
Interest on long-term debt	(79,247)	-	(50,315)	(129,562)	-	-	-	-	-	-	-	-
General and administrative	(2,300,221)	(558,062)	(1,851,742)	(4,710,025)	(618,658)	(309,744)	(695,325)	(1,623,727)	(961,163)	(484,348)	(1,315,781)	(2,761,292)
Stock-based compensation	-	-	(187,990)	(187,990)	-	-	(123,004)	(123,004)	-	-	(356,016)	(356,016)
Dilution gain (loss) on share
issuances and purchases	-	-	128,301	128,301	-	-	(81,294)	(81,294)	-	-	508,005	508,005
Loss on disposal of
property and equipment	(8,430)	-	-	(8,430)	(7,171)	-	-	(7,171)	(10,366)	-	-	(10,366)
Non-controlling interests	221	-	(51,672)	(51,451)	(25,116)	-	47,966	22,850	(82,142)	-	(4,202)	(86,344)
Other income	84,944	20,320	91,284	196,548	-	94	8,112	8,206	3,419	7,207	3,667	14,293
Income tax provision	(215,079)	-	-	(215,079)	-	-	-	-	-	-	-	-

Net income (loss) from
continuing operations	$ (4,140)	$ (903)	$ 201,203	$ 196,160	$ (198,247)	$ (37,462)	$ 511,123	$ 275,414	$ 17,878	$ 140,449	$ (749,256)	$ (590,929)

Identifiable assets	$ 11,283,432	$ 627,958	$ 8,117,283	$ 20,028,673	$ 3,840,348	$ 340,556	$ 2,745,940	$ 6,926,844	$ 4,379,415	$ 325,902	$ 1,442,915	$ 6,148,232

Capital expenditures	$ 357,209	$ -	$ -	$ 357,209	$ 259,043	$ 11,701	$ -	$ 270,744	$ 327,047	$ 4,162	$ -	$ 331,209

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

	June 30, 2007	June 30, 2006
Consolidated Balance Sheets

Total assets under Canadian GAAP	$ 19,909,697	$ 6,926,844
(a) Carrying value of marketable securities	397,179	15,630,746

Total assets under US GAAP	$ 20,306,876	$ 22,557,590

Total liabilities under Canadian GAAP and US GAAP	$ 5,633,193	$ 2,456,598

Total shareholders’ equity under Canadian GAAP	$ 13,659,132	$ 3,633,345
(a) Marketable securities – realized and unrealized
gains and losses	397,179	15,630,746

Total shareholders’ equity under US GAAP	$ 14,056,311	$ 19,264,091

	Year Ended	Six Months Ended	Year Ended
	June 30, 2007	June 30, 2006	December 31, 2005
Consolidated Statements of Operations and Deficit

Net income (loss) under Canadian GAAP	$ 196,160	$ 275,414	$ (296,097)
(a) Marketable securities – realized gains and losses	(280,834)	(229,841)	(311,975)
(c) CIBT revenue recognition	-	160,141	9,248
(d) Changes in ownership of CIBT	(128,301)	81,294	(508,005)

Net income (loss) under US GAAP	$ (212,975)	$ 287,008	$ (1,106,829)

Basic and diluted earnings (loss) per share under US GAAP	$ (0.01)	$ 0.01	$ (0.04)

	Year Ended	Six Months Ended	Year Ended
Consolidated Statements of Cash Flows	June 30, 2007	June 30, 2006	December 31, 2005

Net cash used in operating activities under
Canadian and US GAAP	$ (879,407)	$ (1,203,304)	$ (1,264,016)

Net cash provided by (used in) investing activities under
Canadian and US GAAP	$ 1,579,827	$ 473,278	$ (62,400)

Net cash provided by financing activities under
Canadian and US GAAP	$ 7,555,650	$ 1,069,880	$ 1,268,207

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

Effect of exchange rate changes under
Canadian and US GAAP	$ 733,813	$ (15,729)	$ 77,629

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

Comprehensive Income (Loss)	Year Ended	Six Months Ended	Year Ended
	June 30, 2007	June 30, 2006	December 31, 2005

Net income (loss) under US GAAP	$ (212,975)	$ 287,008	$ (1,106,829)

(a) Marketable securities – unrealized holding
gains and losses	(14,952,733)	3,894,083	12,176,049
(b) Foreign currency translation adjustments under
Canadian GAAP	705,742	(17,840)	17,366

Comprehensive income (loss) under US GAAP	$ (14,459,966)	$ 4,163,251	$ 11,086,586

   (a) Marketable Securities

  Under Canadian GAAP, in accordance with the provisions of the CICA Handbook, Section 3051,   “Investments”, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at cost. Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

  Under US GAAP, the Company accounts for its investments in equity securities over which it does not exercise control or significant influence in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 115 “Accounting for Certain Investments in Debt or Equity Securities”. The applicable guidance of SFAS No. 115 is summarized as follows:

    Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).
    Notwithstanding the above classification, securities that are subject to restrictions (regulatory or contractual) that are not expected to be removed within one year, are not subject to the accounting provisions of SFAS No. 115. These securities are carried at cost (subject to write-down for other than temporary impairments in value) until released from the restrictions and thus subject to SFAS No. 115.
    Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.
    Available-for-sale securities are carried at fair market value with all realized gains and losses included in the determination of net income (loss) for the period. Unrealized holding gains and losses are included in accumulated other comprehensive income, a separate component of shareholders’ equity, and are included in the determination of comprehensive income (loss) for the period.
    Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

  (a) Marketable Securities (cont’d)

  As described in Note 4, the Company owns shares of Sun New Media Inc. (“SNMI”), a US public company whose shares are listed on the OTC Bulletin Board which have been classified under US GAAP as follows:

	June 30, 2007		June 30, 2006
	Number of		Number of
	Shares	Carrying Value	Shares	Carrying Value

Trading securities	-	$ -	-	$ -
Available-for-sale securities	5,817,824	1,919,882	4,181,635	16,726,540
Restricted securities	-	-	2,847,429	377,224

	5,817,824	$ 1,919,882	7,029,064	$ 17,103,764

The trading prices of the SNMI shares were as follows:
	June 30, 2007		June 30, 2006

	$0.33 per share		$4.00 per share

  (b) Current Liabilities

  US GAAP requires separate disclosure of all current liabilities in excess of 5% of total current liabilities. As this disclosure is not required under Canadian GAAP, the following table has been provided:

	June 30, 2007	June 30, 2006

Trade accounts payable	$ 943,010	$ 317,493
Income taxes payable	230,043	-
Accrued educational costs	331,680	741,257
Deferred educational revenue	423,248	385,431
Unearned consulting fees	276,923	633,144
Current portion of capital lease obligation	17,946	16,972
Current portion of long-term debt	80,375	-
Due to related parties	84,087	53,359
Other current liabilities	228,674	230,320

Total current liabilities	$ 2,615,986	$ 2,377,976

  (c) Revenue Recognition

  Under Canadian GAAP, for all periods prior to January 1, 2006, the Company recognized certain of its educational revenues of a basis of 25% upon student enrollment, with the balance being recognized on a straight-line basis over the period of instruction. Effective January 1, 2006, the Company changed its estimate as to the appropriate timing of the recognition of the Beijing revenue such that all educational revenues are now recognized on a straight line-basis over the period of instruction. Under US GAAP, all educational revenues are recognized as courses are provided on a straight line-basis over the period of instruction.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

  (d) Changes of Ownership of Subsidiaries

  In accordance with the provisions of the CICA Handbook, section 1600, “Consolidate Financial Statements”, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period under Canadian GAAP. Under US GAAP and in accordance with the provisions of SEC Staff Accounting Bulletin Topic 5:H “Accounting for Sales of Stock By a Subsidiary”, such gains and losses should be recorded as capital transactions when they are considered part of broader corporate reorganization and when the likelihood of realization is uncertain. Accordingly, the Company has recorded the CIBT share transactions, where realization is uncertain, as capital transactions under US GAAP.

  (e) Foreign Currency Translation

  Under Canadian GAAP, the Company’s integrated foreign operations are translated using the temporal method with the resulting exchange gains or losses arising on foreign currency translation being included in the determination of operating results for the period. Under Canadian GAAP, the Company’s self-sustaining foreign operations are translated using the current rate method with the resulting gains and losses arising on foreign currency translation being accumulated in a separate component of shareholders’ equity. As the Company’s Canadian GAAP foreign currency translation methodology comprehensively includes the effects of currency price level changes, the effect, if any, of reconciling potential differences in foreign currency translation between Canadian GAAP and US GAAP has not been included in this reconciliation.

  (f) Comprehensive Income (Loss)

  Under US GAAP, the FASB has issued SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise report, by significant components and as a single total, the change in its net assets during the period from non-owner sources.

  Under US GAAP, the significant components of the Company’s comprehensive income (loss) for the periods are (i) net income (loss) for the period as determined under US GAAP, (ii) unrealized holding gains and losses on its available-for-sale securities (net of estimated future income tax effect), and (iii) foreign currency translation adjustments resulting from the translation of self-sustaining foreign operations using the current rate method in accordance with Canadian GAAP.

  (g) Accounting for Joint Ventures

  As described in more detail in Note 3(a), during the year CIBT established a 51% joint venture interest in International Education Enrollment Center in An Yang, China. As the entity is jointly controlled by both parties, the Company accounted for this joint venture using the proportionate consolidation method under Canadian GAAP. Under US GAAP, the Company would be required to account for its interest in this joint venture using the equity method. However, the effect if any, of reconciling potential differences in accounting for this joint venture between Canadian GAAP and US GAAP has not been included in this reconciliation as permitted in accordance with the rules to Form 20-F Item 17.

  (h) Accounting for Share Purchase Warrants

  Under Canadian GAAP, the Company accounts for unit private placement issuances containing both common shares and share purchase warrants using the residual value method whereby the Company records the net proceeds received into common shares with no amount allocated to contributed surplus. The effect if any, of reconciling potential differences in accounting for unit private placement issuances between Canadian GAAP and US GAAP has not been included in this reconciliation as it would have no impact on reported total assets, total liabilities, net shareholders’ equity, net income (loss) or cash flows for any period presented.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

  (i) Accounting for Stock-Based Compensation

  In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) was adopted by the Company using the modified prospective transition method beginning January 1 2006. The Company estimated a nominal forfeiture rate by considering the historical employee turnover rates and expectations about the future, and will subsequently adjust compensation cost for differences between expectations and actual experience.

  (j) Recent Accounting Pronouncements – US GAAP

  In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP has no material impact on the Company’s reported financial position or results of operations.

  In July 2006, FASB issued Interpretation No. 48. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company currently is assessing the impact of Interpretation No. 48, but does not expect that it will have a material impact on its financial position or results of operations.

  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning July 1, 2008. The Company is currently evaluating the impact of SFAS No. 157, but does not expect that it will have a material impact on its financial position or results of operations.

  In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of SAB No. 108, but does not expect that it will have a material impact on its financial position or results of operations.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

  (j) Recent Accounting Pronouncements – US GAAP (cont’d)

  In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

  In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

  In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 160 will have on the Company’s financial statements upon adoption.

  (k) Recent Accounting Pronouncements – Canadian GAAP

  The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards related to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”. These new standards apply to the Company beginning July 1, 2007. Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Section 3865 provides additional accounting treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG–13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and the required disclosures. Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements. For the interim period commencing July 1, 2007, the Company will be required to present a new financial statement entitled “Comprehensive Income”.

  The CICA has issued Section 3251, “Equity”. The Section replaces Section 3250, “Surplus” and incorporates amendments resulting from the issuance of Section 1530, “Comprehensive Income”. The Section becomes effective on July 1, 2007 and, as noted previously, the Company will be required to present a new financial statement entitled

  “Comprehensive Income”.

  The CICA has issued two additional accounting standards related to financial instruments: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These standards enhance the existing disclosure requirements in previously issued Section 3861, “Financial Instruments – Disclosure and Presentation”. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same presentation standards as Section 3861. Both Sections become effective for the Company on July 1, 2008 and it is not expected that they will have a significant impact.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  NOTE 19 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

  (k) Recent Accounting Pronouncements – Canadian GAAP (cont’d)

  The CICA has released Section 1535, “Capital Disclosures”. The Section requires an entity to disclose information about its objectives, policies and processes for managing capital and its compliance with any externally imposed capital requirements. The Section becomes effective July 1, 2008 and will require the Company to expand its disclosure in this area.

  NOTE 20 – SUBSEQUENT EVENTS

  On July 12, 2007, the Company sold 1,100,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the Company’s CEO and Directors at C$1.61 per share (market price) for total proceeds of C$1,771,000. The average cost to the Company of the treasury shares was C$1.21 per share.

  From July 2007 to September 2007, funds totalling $436,890 were advanced to the CEO and private companies controlled by the CEO of the Company. As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO are being held by the Company as collateral until the funds are repaid. As at September 30, 2007, $419,113 was owing to the Company by the CEO and private companies controlled by the CEO of the Company. As at November 5, 2007, the full balance ($419,113) of the amount owing to the Company was repaid by the CEO.

  On September 24, 2007, the Company signed a non-binding term sheet with Shane Corporation SARL (“Shane”) concerning a proposed acquisition of all of Shane’s interest in CIBT as described in Note 6. Pursuant to the term sheet, the Company would issue 10 million common shares of the Company to Shane as consideration for the CIBT interest. Under the terms, approximately 1 million the Company common shares will be forfeited by Shane if within two years following the closing of the transaction the Company’s common shares trades above $3.00 per share for at least nine consecutive months. This transaction was approved by regulatory authorities on November 19, 2007, and the transaction was completed on December 10, 2007.

  On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – C$2,999,999) and non-brokered private placement (1,164,500 units – C$2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of C$5,212,549. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid C$210,000 in fees and commissions, and 236,842 agent’s warrants. Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

  As at November 30, 2007, the Company held 5,862,824 common shares of SNMI with a cost of $1,524,334. The quoted market value of the SNMI common shares at September 30, 2007 was $762,167. The decline in the market value of the SNMI common shares is considered to be a temporary decline, and accordingly, a write-down of the SNMI marketable securities to its market value is not necessary.

  On December 17, 2007, the Company completed the acquisition of assets and assumption of certain liabilities of Sprott-Shaw Community College (“Sprott-Shaw”) for total consideration of C$12 million, as originally announced on October 1, 2007. Established in 1903, Sprott-Shaw is a career and academic college in Canada, with reported average annual revenues in excess of C$30 million for the past four years. Sprott-Shaw operates career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada. Sprott-Shaw also has business locations in Jordan, Vietnam, the Philippines, and China. As a result of the acquisition, the Company will have a

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

  total of 38 delivery locations worldwide with a student population of over 7,500 students, and will employ over 400 full and part time employees.

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

– END –

ITEM 19. Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation (1)
1.2	Articles of Incorporation (1)
1.3	Certificate of change of name as filed with British Columbia, Canada on Novemer 14, 2007
4.1	Toby Chu Employment Agreement dated January 1, 2003 (1)
4.2	Amendment of Toby Chu Employment Agreement dated April 19, 2007
4.3	Educational Service Provider Agreement with City University regarding Boeing MBA program (1)
4.4	Educational Service Provider Agreement with ITT Educational Services, Inc. and Weifang University (1)
4.5	Educational Service Provider Agreement with Beijing University of Technology (1)
4.6	Facility Provider Agreement with Weifang Commercial School dated August 14, 2007
4.7	Facility Provider Agreement with Qingdao Senior Technician College dated October 30, 2007
4.8	Facility Provider Agreement with Zhuhai Broadcasting and TV College dated November 30, 2007
4.9	Facility Provider Agreement with Tianjin University dated November 8, 2007
4.10	Facility Provider Agreement with Fujian Xinhua Technical School dated November 30, 2007
4.11	Stock Option Plan (1)
4.12	Loan Agreement with Golden Field Company Profit Sharing Plan (1)
4.13	Convertible Promissory Note with Black Gardenia Corp. (1)
4.14	Securities Purchase Agreement (1)
8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)
11.1	Code of Ethical Conduct
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1) Included as exhibits on our Form 20-FR filed May 10, 2007.

SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  CIBT Education Group Inc.
  (Registrant)

SIGNATURES	TITLE	DATE

/s/ Toby Chu		December 31, 2007
Toby Chu	Director, President, Chief Executive Officer

/s/ Tim Leong		December 31, 2007
Tim Leong	Director, Chief Financial Officer, Principal Accounting Officer, Secretary, Senior Vice President