Form 20-F/A
period 2007-06-30
CIBT Education Group Inc.
filed 2008-01-08
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

We are filing this amended Form 20-F to include updated beneficial ownership which changed due to a voting trust agreement signed on December 10, 2007 and to reflect updates in the description of our management.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

Our current business operations include education and training, and graphic design and advertising agency services through our three subsidiaries, CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. ("SSDC") and IRIX Design Group Inc. (“IRIX”). For the fiscal year ended June 30, 2007, we generated gross profit of $4,162,236 and earned net income of $196,160.

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

ITEM 4. Information on the Company

We were founded as a British Columbia company by Toby Chu, our current Vice Chairman, President and Chief Executive Officer, on November 17, 1986. Our common stock is listed on the TSX Venture Exchange under the symbol “CPT” and is quoted on the OTC Bulletin Board under the symbol “CBTGF.” Our fiscal year end is June 30.

Our principal office is located at Suite 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7. Our telephone number is 604-871-9909. Our website is www.cibt.net.

We currently have three subsidiaries, CIBT and IRIX. Our principal operational activities are carried out through our subsidiary, CIBT and Sprott-Shaw. We are focused primarily on our education and training business in China and Canada. Our target clients are recent college graduates or persons working in urban centers in China and Canada. IRIX is a multimedia service and advertising agency headquartered in Vancouver, British Columbia, Canada.

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

Other than the proposed divestiture of IRIX, we, through CIBT Education Group or our subsidiary CIBT and Sprott-Shaw, may look for opportunities to build new campuses or schools in order to expand our education business in China, Canada or other countries. On October 1, 2007 we entered into a letter of intent to acquire 100% ownership of a Canadian college with a presence in Asia and the Middle East. We completed the acquisition of Sprott-Shaw Community College on December 17, 2007.

Through a reverse merger transaction we sold SE Global Equities Corp. (“SEG”), our former subsidiary in 2005 to allow us to focus on our education business in China. SEG provided broker-dealer financial services and owned a licensed broker dealer firm in California.

Our long term goal is to build our reputation, expand our presence in China and elsewhere, and continue to increase and enhance the education services we offer On December 10, 2007, our Board of Directors and the board of directors of our subsidiary CIBT entered into an Agreement and Plan of Reorganization with Shane Corporation S.a.r.l, a private limited liability company incorporated in Luxembourg ("Shane Corp") (the "Reorganization Agreement") in order to increase our ownership of CIBT and to focus our business on the education sector in China and North America. Under this agreement, Shane Corp exercised its warrant to acquire 5,361,667 common shares of CIBT and as payment of the exercise price surrendered a $5,000,000 debenture to CIBT. Shane Corp then exchanged its newly acquired shares in CIBT with us for 10,000,000 of our common stock issued from treasury.

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

On December 10, 2007, we entered into a stockholders’ voting agreement (“Voting Agreement”) with Toby Chu, our President and Chief Executive Officer, Concordia Financial Management Corp., a company owned by Toby Chu, Timothy Leong, our Secretary, Chief Executive Officer and Senior Vice President and with Shane Corp. Pursuant to the Voting Agreement, Mr. Chu, Concordia and Mr. Leung have agreed to vote all shares owned by them so as to elect as directors two individuals designated by Shane Corp. The two directors selected by Shane Corp at this time are David Warnock and Jack Brozman, who were appointed to our Board of Das directors of us on December 19, 2007. The Voting Agreement was entered into as part of our efforts to reorganize our corporate structure by way of the Reorganization Agreement in which Shane Corp. acquired 10,000,000 shares of our common stock.

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
We pay a percentage of revenues
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

Intellectual Property

We do not currently own any trademarks. We own the copyright to all of the contents of our websites, www.cibt.net and www.cibtcorp.com. We owned the trademarks Sprott-Shaw and Sprott-Shaw Community College and Pitman Business College.

Operations of IRIX

IRIX was founded on October 5, 1994 under the laws of British Columbia, Canada by Alvin Chu, President of IRIX. IRIX has two subsidiaries, IRIX Design Group Inc. (California) and IRIX Design (Hong Kong) Company Ltd. IRIX began as a computer animation studio producing 3D computer generated animation and renderings, and evolved into a full service agency offering one-stop-shop graphic design, marketing and advertising services. In 1999 IRIX expanded into the U.S. market servicing financial institutions, largely in California. In 2000 a subsidiary of IRIX, IRIX Design (Hong Kong) Company Ltd. was set up in Hong Kong to service clients in Hong Kong.

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

Employees

IRIX has a total of ten employees working in our Vancouver office, including Alvina Leung, our Director, and Alvin Chu, our President as well as eight others employed as follows:

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

C. Organizational Structure

We have the following subsidiaries:

Subsidiary	Date of	Country of	Percentage	Principal Business
	Incorporation	Incorporation	of
			Ownership

CIBT	February 9, 1994	British Columbia, Canada	99.8%	Conduct education and training services in China

Sprott-Shaw Degree College Corp.	December 7th 2007	British Columbia, Canada	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and the education and training business in Canada & parts of Asia

IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design and advertising services in Hong Kong, Canada and the U.S.

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

On September 24, 2007, we signed a non-binding term sheet with Shane concerning a proposed acquisition of all of Shane’s interest in CIBT. Pursuant to the term sheet, we would issue 10 million common shares of CIBT Education Group to Shane as consideration for the CIBT interest. Under the terms, approximately 1 million common shares of CIBT Education Group will be forfeited by Shane if within two years following the closing of the transaction common shares of CIBT Education Group are trade above $3.00 per share for at least nine consecutive months. This transaction was approved by regulatory authorities on November 19, 2007, and the transaction was completed on December 10, 2007 under the Reorganization Agreement entered into by us, our subsidiary CIBT and Shane Corp. Our acquisition of the 5,361,667 common shares of CIBT (the “CIBT Shares”) from Shane Corp allowed us to increase our ownership of CIBT .and to change our business focus to the education markets in China and North America, which we believe to be areas of significant expansion as discussed previously in this Form 20-F.

In exchange for the CIBT Shares we gave Shane 10 million shares in us and entered into a Stockholders’ Voting Agreement on December 10, 2007 with Shane Corp, Toby Chu, our President and Chief Executive Officer, Concordia Financial Management Corp., a company owned by Toby Chu, and Timothy Leong, our Secretary, Chief Financial Officer and Senior Vice President (the “Voting Agreement”). The Voting Agreement provides for the parties to vote in favour of electing two nominees designated by Shane Corp to our board of directors. In accordance with the agreement, on December 19, 2007, David Warnock and Jack Brozman were appointed as directors of us. Details of the shareholdings which are the subject of the Voting Agreement can be found under the heading “E. Share Ownership“ in ITEM 6 of this Form 20-F.

A chart of our organizational structure follows.

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

12. CIBT Wyotech Automotive Institute, a wholly-owned subsidiary of CIBT Weifang Education Management Inc., was incorporated in Weifang, China on December 14, 2006.

13. We own 100% of Sprott-Shaw Degree College Corp.

14. Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw Community College with the exception of our Surrey location which we owned 66.7%, remaining 33.3% is owned by a local independent partner.

15. Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw Degree College

16. Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw International Language College.

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

Overview

Our education enterprises in China have been in operation since 1995, but we just recently began to focus on our education business in China. As of June 30, 2007, we had total assets of $19,909,697 and an accumulated deficit of $14,516,272. As of June 30, 2007, our net tangible book value was $9,159,427 or $0.19 per share. For the year ended June 30, 2007, we generated net income of $196,160. We anticipate that our revenues will increase during the current fiscal year or in the foreseeable future as a result of promoting our current education programs, building new CIBT centers, developing new programs and increasing our tuition fees by 5% - 10%. Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan. Since our inception, we have engaged in two acquisition transactions and a reverse merger transaction. We expect our business strategy will include the identification of acquisition opportunities in order to build new campuses or schools and expand our education business in China or other countries. We plan to integrate future acquisitions into our existing operations. To that end, we completed the acquisition of a Canadian college on December 17, 2007, Sprott-Shaw Community College, which has 17 campuses in Western Canada and business operations in Vietnam, the Philippines, Jordan and China. Sprott-Shaw Community College reported net revenues of $32.6 million in fiscal 2007.

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

  Acquisition of a Canadian College

  We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiary CIBT as a vehicle, to build new campuses or schools to expand our education business in China or other countries and increase our competitiveness. On December 17, 2007 we acquired 100% ownership of Sprott-Shaw Community College, an educational institution in Canada with reported annual revenues of $32.6 million and EBITDA of $2.97 million in fiscal 2007, for a price of approximately $12 million paid in cash. The existing management of Sprott-Shaw Community College has been retained manage day to day operations and conduct the college’s expansion in other parts of Canada and Asia, in cooperation with our CIBT schools in China.

  The curriculum of Sprott-Shaw Community College is focused on adult education and training in the areas of healthcare, tourism, hospitality, business, administrative and international studies. The college trains over 4500 students annually. All of its locations, including 17 campuses in Western Canada, feature small class sizes and qualified instructors.

  There are a number of risks which stem from our expansion strategy. Acquisitions, especially involving sizeable enterprises such as Sprott-Shaw Community College, may present financial, managerial and operational challenges, including diversion of management attention from existing business and difficulties in integrating operations and personnel. Even though the acquisition of Sprott-Shaw Community College was completed successfully, we may not be able to achieve the operating benefits we anticipated from the acquisition.

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

  ITEM 6. Directors, Senior Management and Employees

  A. Directors and Senior Management

  As of December 19, 2007 the following persons are our directors and senior management:

Directors:

Name	Age	Appointment Date

Toby Chu	45	May 11, 1994

Tony Haskell David	66	July 28, 1998

David	53	August 12, 1999
Richardson

Prithep Sosothikul	47	September 25, 2000

Alfred Ng	56	May 12, 2004

Troy Rice	43	October 28, 2005

David Hsu	64	February 27, 2006

Jack Brozman	57	December 19, 2007

David Warnock	49	December 19, 2007

Officers:

Name (1)	Age	Titles	Appointment Date

Toby Chu	45	President and Chief	May 11, 1994
		Executive Officer

Tim Leong	44	Secretary	May 24, 1996

		Chief Financial Officer	July 24, 1995

		Senior Vice President	July 24, 1995

(1)	James Neil was our Vice President of Business Development and Investor Relations from May 1, 2003 to December 7, 2007. He resigned from his officer position with us on December 7, 2007, pending investigation of his involvement with Kimber-X Resources, a company under investigation by the SEC regarding a number of issues, including accuracy of its new releases and disclosure of stock transactions by insiders. Mr. Neil was acting as president of Kimber-X Resources and subsequently resigned. Mr. Neil continued to provide restricted services to us by operating out of his home while transitioning out his duties until December 31, 2007. As of January 1, 2008, we no longer retain his services. We may retain his service in the future subject to Mr. Neil resolving any outstanding issues with regulatory bodies.

  Experience description of our directors and senior officers:

  Toby Chu, Director, Vice Chairman, President and Chief Executive Officer (Richmond, British Columbia)

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

  Tony Haskell David, Director (Vancouver, British Columbia)

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

  David George Richardson, Director (Vancouver, British Columbia)

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

  David Hsu, Director and Chairman (Santa Ana, California)

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

  Jack Brozman, Director (Prairie Village, Kansas)

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

  David Warnock, Director (Cockeysville, Maryland)

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

  Alvina Leung, Director of IRIX (Richmond, British Columbia)

  Ms. Leung has been a director, President and Chief Financial Officer of IRIX since May 11, 1994. Ms. Leung has worked with IRIX Design Group Inc. since 1994. She has experience in the area of graphic design and advertising.

  Alvin Chu, President of IRIX (Richmond, British Columbia)

  Alvin Chu is the founder of IRIX, and has been its President and its Artistic Director since October of 1994. Mr. Chu received formal training at Emily Carr Institute of Art and Design and the Vancouver Film School. Prior to his term with IRIX, Mr. Chu was a principal of ANO Office Automation in Toronto, Canada.

  Other Directorships

Name of	Other	Company	Symbol	Duration
Director	directorship

David	Director	Kodiak	TSX-V: KXL	Present
Richardson		Exploration Ltd.

David Hsu	Director and	Multi-Fineline	NASD: MFLX	From 1984
	President	Electronix, Inc.		to 2006

	Independent	i-Cable Inc.	NASD: ICAB	From 2000
	director			to 2003

Toby Chu	Director	Asia Interactive	N/A	From
(1)		Media Inc. (2)		January 15,
2007 to
present

Tim Leong	Director	Asia Interactive	N/A	From
(3)		Media Inc. (2)		January 15,
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

  Summary Compensation Table

		Annual Compensation			Long Term Compensation			All
								other
								compe
								nsation
								(#)

	Summary Annual Compensation				Awards		Payouts

Name	Year	Salary $	Bonus $	Other	Restricted	Securities	LTIP
	(1)			Annual	Stock	Underlying	Payouts
				Compen-	Award(s)	Options/	$
				sation $	$	SARs (#)

Toby	2007	180,000	-	-	-	100,000	-	100,000
Chu (2)								options
								(3)

Tim	2007	90,000	-	-	-	50,000	-	-
Leong
(4)

Troy	2007	150,000	-	-	-		-	-
Rice (5)		(6)				100,000

Allen	2007	-	-	-	-		-	-
Chu (7)						10,000

Tony	2007	-	-	-	-		-	-
David						20,000
(8)

		-	-	-	-		-	-
David	2007					100,000
Richard
son (9)

Prithep	2007	-	-	-	-		-	-
Sosothik						10,000
ul (10)

Alfred	2007	-	-	-	-		-	-
Ng (11)						20,000

David	2007	-	-	-	-		-	-
Hsu (12)						100,000

Alvina	2007	57,000	-	-	-		-	-
Leung						-
(13)

Alvin	2007	140,000	-	-	-		-	-
Chu						-
(14)

James	2007	64,000	-	-	-		-	-
Neil (15)						50,000

1.	For the fiscal year 2007 from July 1, 2006 to June 30, 2007. We changed our fiscal year end from December 31 to June 30 in 2006.

2.	Toby Chu is a director, President and Chief Executive Officer of CIBT Education Group and CIBT and a director and secretary of IRIX.

3.	Options to purchase up to 100,000 common shares of CIBT Education Group were issued to Concordia Financial Management Corp., a company owned by Toby Chu, for the provision of management services to us.

4.	Tim Leong is Chief Financial Officer, Senior Vice President, and secretary of CIBT Education Group and CIBT.

5.	Troy Rice is a director of CIBT Education Group and CIBT and Chief Operating Officer of CIBT.

6.	Pursuant to the employment agreement with Troy Rice, we agreed to pay him approximately $9,000 per month for his services. Subsequent to May 2006 we paid him amounts from approximately $9,000 to $19,000 per month based on an increase of services provided each month, without an amendment to the written employment agreement. The employment agreement with Troy Rice expired on Oct 31st and parties have agreed not to renew the agreement. Troy Rice continued to serve on the board as non-executive director.

7.	Allen Chu was a director of CIBT Education Group until November 14, 2007.

8.	Tony David is a director of CIBT Education Group.

9.	David Richardson is a director of CIBT Education Group.

10.	Prithep Sosothikul is a director of CIBT Education Group.

11.	Alfred Ng is a director of CIBT Education Group.

12.	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.

13.	Alvina Leung is a director of IRIX.

14.	Alvin Chu is the President of IRIX.

15.	James Neil was the Vice President of Business Development and Corporate Relations of CIBT Education Group until December 7, 2007. .

  Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2007

  The following table sets forth the stock options that were granted to the named officers for the fiscal year ended June 30, 2007.

Name	Number of common Percent of total		Exercise or	Expiration
	shares underlying	options/SARs	base price	date
	options/SARs	granted to	($/Share)
	granted (#) in 2007	employees in
		2007 (1)

Toby Chu	100,000	8.9%	1.53	June 21, 2012

Tim Leong	50,000	4.5%	1.53	June 21, 2012

Troy Rice	100,000	8.9%	1.53	June 21, 2012

Allen Chu	10,000	(2)	1.53	June 21, 2012

Tony David	20,000	1.8%	1.53	June 21, 2012

David Richardson	100,000	8.9%	1.53	June 21, 2012

Prithep Sosothikul	10,000	(2)	1.53	June 21, 2012

Alfred Ng	20,000	1.8%	1.53	June 21, 2012

David Hsu	100,000	8.9%	1.53	June 21, 2012

Alvina Leung	-	-	-	-

Alvin Chu	-	-	-	-

James Neil	50,000	4.5%	1.53	June 21, 2012

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

  On October 1, 2005, we entered into an employment and consulting agreement with Troy Rice as Chief Operating Officer of CIBT. The agreement provides that Mr. Rice will receive a salary of approximately $9,000 per month from January to December 2006 and approximately $5,600 per month from January to December 2005. The agreement expired on Oct 31st 2007 and parties mutually agreed not to renew it.  Mr. Rice has the option to purchase 125,000 common shares of CIBT on January 1, 2006 and 125,000 common shares of CIBT on July 1, 2006 at a purchase price of approximately $1 per share. We will offer Mr. Rice a loan to purchase such shares. The loan will have a ten-year term and will bear interest at 3% per annum. Interest will accrue on the loan. The agreement can be terminated by each party upon provision of two months notice.

  We do not have a written employment agreement with Tim Leong. We have agreed with Tim Leong to pay approximately $90,000 annually as compensation for his services.

  C. Board Practices

  Our Board of Directors consists of nine members, the terms of which expire at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board of Directors. Officers are appointed by the directors subsequent to the annual general meeting of shareholders.

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

  Audit Committee

  Our audit committee has primary responsibility for our financial reporting, accounting systems and internal controls. Our audit committee is chaired by David Hsu. Pursuant to section 224 of the Business Corporations Act (British Columbia), we are required to have an audit committee comprised of at least three directors, the majority of whom must not be our officers or employees or an affiliate of us. Our audit committee currently consists of five individuals, Toby Chu, David Hsu, Alfred Ng, Troy Rice and David Richardson.

  David Hsu, Alfred Ng, Troy Rice and David Richardson are independent members of the audit committee under the rules of the New York Stock Exchange. Mr. Rice, Mr. Richardson, Mr. Ng and Mr. Hsu satisfy the requirements of an audit committee financial expert as defined in Item 401(e) of Regulation S-B.

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

  Corporate Governance Committee

  The Board of Directors has a corporate governance committee whose members are Toby Chu, David Hsu, Troy Rice and David Richardson. David Richardson is the chairman of our corporate governance committee. We have adopted a Code of Conduct and Ethics for the corporate governance committee.

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

  Executive Committee

  We currently have an executive committee of the Board of Directors whose members are Toby Chu, David Hsu, and David Richardson. Our executive committee is chaired by Toby Chu. The executive committee shall have full authority to exercise the powers of the Board of Directors except for the appointment of directors, provided that a resolution of the executive committee is not effective unless a notice by email, telephone, or other method of communication has been given to all directors in advance of the resolution being passed or is consented to in writing by the executive committee and at least a majority of the Board of Directors have approved the proposed resolution by email or other method of written communication.

  Compensation Committee

  We have a separate compensation committee . The members are David Hsu, Toby Chu and David Richardson, chaired by David Hsu.  All compensation of our officers and Board members shall be approved by a majority of the independent directors.

  Compensation of Directors

  None of our directors received any cash compensation, directly or indirectly, for their services rendered as directors during fiscal year 2007. We do not have any non-cash compensation plans for our directors for fiscal year 2007 and we do not plan to pay a maximum $10,000 a year as cash compensation in the current financial year for certain independent directors in addition to the incentive stock options which may be granted from time to time.

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

  As of December 28, 2007, we employed approximately 100 part-time teachers in China and 2 temporary teachers from North America for CIBT’s education business in China. After the Sportt-Shaw acquisition, total number of employees increased by approximately 200 full and part time employees.

  E. Share Ownership

  The following table sets forth the ownership information concerning the number of shares of common stock owned beneficially as of December 24, 2007 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

  As of December 24, 2007, there were 60,685,035 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire within 60 days of the date of this annual report.

	Amount and
Name of	Nature of
Beneficial Owner	Beneficial	Percent of
	Ownership	Class (%)

Toby Chu (1) (26)	4,015,128 (2) (26)	7.2

Tim Leong (3) (26)	913,863 (4) (26)	1.8

Troy Rice (5)	651,000 (6)	1.3

Allen Chu (8)	173,081 (9)	(7)

Tony David (10)	519,986 (11)	1.0

David Richardson (12)	3,388,938 (13)	6.6

Prithep Sosothikul (14)	65,000 (15)	(7)

Alfred Ng (16)	115,000 (17)	(7)

David Hsu (18)	4,886,539 (19)	9.4

Alvina Leung (20)	55,712 (21)	(7)

Alvin Chu (22)	15,000 (23)	(7)

James Neil (24)	284,000 (25)	(7)

All Officers and Directors as a Group	15,083,247	27.6

Shane Corporation (26)	14,928,991	24.6%

1.	Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX.

2.	The shareholding includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008, options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.	Tim Leong is Chief Financial Officer and secretary of us and CIBT.

4.	The shareholding includes options to purchase 30,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 150,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 50,000 common shares at approximately $1.53 per share until June 21, 2012; warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008; and 533,863 common shares held in his own name.

5.	Troy Rice is a director of CIBT Education Group .

6.	The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53per share until June 21, 2012; and 451,000 common shares held in his own name.

7.	Less than 1%

8.	Allen Chu was a director of CIBT Education Group until November 14, 2007.

9.	The shareholding includes options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 10,000 common shares at approximately $0.58 per share until February 19; 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 38,081 common shares held in his own name.

10.	Tony David is a director of CIBT Education Group.

11.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 25,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 20,000 common shares at approximately $1.53 per share until June 21, 2012; warrants to purchase 3,750 common shares at approximately $2.25 per share until November 27, 2009; and 214,418 common shares held in his own name. The shareholding also includes warrants to purchase 181,818 common shares at approximately $0.58 per share until April 5, 2008. The warrants are held by H. Tony David Holdings Ltd., a company over which Tony David has voting and investment control.

12.	David Richardson is a director of CIBT Education Group.

13.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 50,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes warrants to purchase 181,819 common shares at approximately $0.58 per share until April 5, 2008; warrants to purchase 137,500 common shares; and 2,819,619 common shares held by Countryman Investments Ltd., a company over which David Richardson has voting and investment control.

14.	Prithep Sosothikul is a director of CIBT Education Group.

15.	The shareholding includes options to purchase 20,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 25,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 10,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 10,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name.

16.	Alfred Ng is a director of CIBT Education Group.

17.	The shareholding includes options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 25,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 20,000 common shares at approximately $1.53 per share until June 21, 2012; and 20,000 common shares held in his own name.

18.	David Hsu is a director and Vice Chairman of CIBT Education Group and CIBT.

19.	The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 412,100 common shares held in his own name. The shareholding also includes warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008 and 100,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. Golden Field Company, a company controlled by David Hsu, holds 2,894,333 common shares, warrants to purchase 784,666 common shares at approximately $0.80 per share until February 13, 2009, and warrants to purchase 25,000 common shares at approximately $2.25 per share until November 27, 2009. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

20.	Alvina Leung is a director, of IRIX.

21.	The shareholding includes options to purchase 15,000 common shares at approximately $0.58 per share until February 19, 2011 and 40,712 common shares held in her own name.

22.	Alvin Chu is the President of IRIX.

23.	The shareholding includes options to purchase 15,000 common shares at approximately $0.58 per share until February 19, 2011 held in his own name.

24.	James Neil was the Vice President of Business Development and Corporate Relations of CIBT Education Group until December 7, 2007.

25.	The shareholding includes options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 50,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes 20,000 common shares held by Joan Glover, James Neil’s wife, and 64,000 common shares held by Palancar Enterprises Inc., a company over which James Neil has voting and investment control.

26.	Shane Corp owns 10,000,000 shares in its own name and has certain voting control over 4,015,128 shares owned by Toby Chu and Concordia (a company controlled by Toby Chu) and 913,863 shares owned by Timothy Leung pursuant to the Voting Agreement dated December 10, 2007. Under the agreement, Toby Chu, Timothy Leung and Concordia agreed to vote their shares so as to elect as directors two individuals designated by Shane Corp. Each of the parties disclaims beneficial ownership of the shares referred to in the Voting Agreement, with the exclusion of the shares over which each party has sole dispositive power as follows: 4,015,128 common shares held by Toby Chu and Concordia; 913,863 common shares held by Timothy Leung; and 10,000,000 common shares held by Shane Corp.

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

  ITEM 7. Major Shareholders and Related Party Transactions

  A. Major Shareholders

  The following information of major shareholders as at December 3, 2007 is based on information or records available to us:

Title of		Amount and
Class	Name of	Nature of
	Beneficial Owner	Beneficial	Percent of
		Ownership	Class (%)

Common	Toby Chu (1)	4,015,128 (2)	7.2
shares

Common	Mackenzie Cundill	6,364,875 (3)	12.4
shares	Investment Management
	Ltd.

Common	David Hsu (4)	4,886,539 (5)	9.4
shares

Common	David Richardson	3,388,938 (7)	6.6
shares	(6)

1.	Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of CIBT Education Group and CIBT and a director and secretary of IRIX.

2.	The shareholding includes options to purchase 100,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 100,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 213,400 common shares held in his own name. The shareholding also includes options to purchase 125,000 common shares at approximately $0.80 per share until January 6, 2009; options to purchase 200,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 2,951,728 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

3.	The shareholding includes warrants to purchase 400,000 common shares at approximately $0.80 per share until February 13, 2009; warrants to purchase 94,875 common shares at approximately $2.25 per share until November 27, 2009; and 5,870,000 common shares held by Mackenzie Cundill Investment Management Ltd., a fund management company. Its holdings are split between two funds, Cundill International Company and Mackenzie Cundill Recovery Fund.

4.	David Hsu is Chairman and director of CIBT Education Group and director of CIBT. The shareholding includes options to purchase 100,000 common shares at approximately $0.58 per share until February 19, 2011; options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012; and 412,100 common shares held in his own name. The shareholding also includes warrants to purchase 100,000 common shares at approximately $0.58 per share until April 5, 2008 and 100,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. Golden Field Company, a company controlled by David Hsu, holds 2,894,333 common shares; warrants to purchase 784,666 common shares at approximately $0.80 per share until February 13, 2009; and warrants to purchase 25,000 common shares at approximately $2.25 per share until November 27, 2009. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

5.	David Richardson is a director of CIBT Education Group.

6.	The shareholding includes options to purchase 50,000 common shares at approximately $0.30 per share until June 24, 2008; options to purchase 50,000 common shares at approximately $0.50 per share until December 15, 2009; options to purchase 50,000 common shares at approximately $0.58 per share until February 19, 2011; and options to purchase 100,000 common shares at approximately $1.53 per share until June 21, 2012 held in his own name. The shareholding also includes warrants to purchase 181,819 common shares at approximately $0.58 per share until April 5, 2008; warrants to purchase 137,500 common shares; and 2,819,619 common shares held by Countryman Investments Ltd., a company over which David Richardson has voting and investment control.

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

	For the fiscal year ended	For six months ended
	June 30	June 30
	2007	2006

Audit Fees (1)	$150,000 (5)	$125,000

Audit-Related Fees (2)	-	-

Tax Fees (3)	-	-

All Other Fees (4)	-	-

Total	$150,000	$125,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with the filing of our registration statement in 2007.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.

(5)	This is an approximate amount as our audit fees totalled $150,000 Canadian dollars.

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

  CIBT EDUCATION GROUP INC.
  (Previously Capital Alliance Group Inc.)
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2007
  (Amounts in US Dollars)

– END –

ITEM 19. Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation (1)
1.2	Articles of Incorporation (1)
1.3	Certificate of change of name as filed with British Columbia, Canada on Novemer 14, 2007 (2)
4.1	Toby Chu Employment Agreement dated January 1, 2003 (1)
4.2	Amendment of Toby Chu Employment Agreement dated April 19, 2007 (2)
4.3	Educational Service Provider Agreement with City University regarding Boeing MBA program (1)
4.4	Educational Service Provider Agreement with ITT Educational Services, Inc. and Weifang University (1)
4.5	Educational Service Provider Agreement with Beijing University of Technology (1)
4.6	Facility Provider Agreement with Weifang Commercial School dated August 14, 2007 (2)
4.7	Facility Provider Agreement with Qingdao Senior Technician College dated October 30, 2007 (2)
4.8	Facility Provider Agreement with Zhuhai Broadcasting and TV College dated November 30, 2007 (2)
4.9	Facility Provider Agreement with Tianjin University dated November 8, 2007 (2)
4.10	Facility Provider Agreement with Fujian Xinhua Technical School dated November 30, 2007 (2)
4.11	Stock Option Plan (1)
4.12	Loan Agreement with Golden Field Company Profit Sharing Plan (1)
4.13	Convertible Promissory Note with Black Gardenia Corp. (1)
4.14	Securities Purchase Agreement (1)
8.1	List of Subsidiaries: (2)
CIBT School of Business & Technology Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)
11.1	Code of Ethical Conduct (2)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(1) Included as exhibits on our Form 20-FR filed May 10, 2007. (2) Included as exhibits on our Form 20-F filed January 2, 2008.

SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

  CIBT Education Group Inc.
  (Registrant)

SIGNATURES	TITLE	DATE

/s/ Toby Chu		January 7, 2008
Toby Chu	Director, President, Chief Executive Officer

/s/ Tim Leong		January 7, 2008
Tim Leong	Director, Chief Financial Officer, Principal Accounting Officer, Secretary, Senior Vice President