Form 20-F
period 2007-08-31
CIBT Education Group Inc.
filed 2008-09-26
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _

OR

☒     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2007 to August 31, 2007

Commission file number: 001-34021

CIBT Education Group Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Common Shares	American Stock Exchange
Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of September 18, 2008:  64,109,297 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes   ☐  No ☒

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

Large accelerated filer  ☐              Accelerated filer  ☐             Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒   Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No  ☐

CIBT Education Group Inc.
Form 20-F Transition Report

Forward Looking Statements

This transition report, any supplement to this transition report and the documents incorporated by reference include “forward-looking statements”. To the extent that the information presented in this transition report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this transition report.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this transition report, you should keep in mind the cautionary statements in the “Risk Factors” on the annual report filed on January 8, 2008 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and other sections of the transition report.

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those included in such forward-looking statements.

Notice to Readers

As used in this transition report, unless the context otherwise requires, “we”, “us”, “our” and “CIBT Education Group” refers to CIBT Education Group Inc. and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures. All dollar amounts refer to US dollars unless otherwise indicated.

On June 26, 2008, we decided to change our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw Degree College Corp., our major subsidiary that operates under the name Sprott-Shaw Community College, and to coincide with the fiscal year end date commonly used in the educational services industry.

We are filing this transition report on Form 20-F to reflect our operating and financial conditions covering a transition period from July 1, 2007 to August 31, 2007. Our unaudited financial statements for the transition period from July 1, 2007 to August 31, 2007 have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), which differs in certain respects from those applicable in the United States and from practices prescribed by the SEC (“US GAAP”). We included an explanation of significant differences in Note 15 of our unaudited financial statements for the transition period from July 1, 2007 to August 31, 2007. An explanation of all significant differences between Canadian GAAP and US GAAP for the fiscal year ended June 30, 2007 is included in Note 19 to our audited consolidated financial statements for the fiscal year ended June 30, 2007 on our Form 20-F filed on January 8, 2008.

As of September 18, 2008, our issued and outstanding common shares consist of 64,109,297 shares. As of September 18, 2008, there are outstanding options and warrants to purchase a total of 9,955,385 of our common shares.

PART I

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our unaudited consolidated financial statements for the transition period from July 1, 2007 to August 31, 2007 and the notes thereto included in this transition report under Item 17.

The following discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, a decision of the Board of Directors not to pursue a specific course of action based on a re-assessment of the facts or new facts, or changes in general economic conditions or risk factors. We disclaim any obligation to update information contained in any forward-looking statements.

Overview

Our current business operations include education and training, and graphic design and advertising agency services through our three principal subsidiaries, CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp, and IRIX Design Group Inc. (“IRIX”). On November 14, 2007, we changed our name from Capital Alliance Group Inc. to CIBT Education Group Inc. Our common stock is currently listed on the American Stock Exchange and the TSX Venture Exchange, both under the symbol “MBA”.

Through CIBT we provide education and training programs in China. Our strategy is to continue our current programs, develop new programs and lease new campuses. Through IRIX, we provide graphic design and advertising agency services. However, our long-term objective is to focus primarily on our educational services business.

As of August 31, 2007, we had total assets of $22,450,208, total liabilities of $8,167,112, and an accumulated deficit of $14,958,658. For the transition period from July 1, 2007 to August 31, 2007, we incurred net loss of $442,386 and comprehensive loss of $560,477. Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan.

Since our inception, we have engaged in two acquisition transactions and a reverse merger transaction. We expect our business strategy will include the identification of acquisition opportunities in order to build new campuses or schools and expand our educational services business in China or other countries. We plan to integrate future acquisitions into our existing operations. On December 17, 2007, we completed the acquisition of a Canadian college, Sprott-Shaw Community College, which has 17 campuses in Western Canada and business operations in Vietnam, the Philippines, Jordan and China.

A. Operating Results

Results of operations for the two months ended August 31, 2007, compared to the two months ended August 31, 2006

Total Revenues

Our total revenues increased $543,724 or 73% to $1,292,040 for the two months ended August 31, 2007 from $748,316 for the same period in 2006, mainly due to our marketing strategy for our design and advertising business and further expansion and development of the educational services business sector.

Revenues generated from our educational services operations during the two months ended August 31, 2007 were $778,951 compared to $515,277 for the two months ended August 31, 2006, an increase of 51%. The increase of revenues generated by our educational services business resulted from an increase in student enrollment and expansion of our operations in China. The increase in student enrollment resulted from the opening of new institutes and increases in new programs of study offered by the institutes. Revenues from our educational services business during the two months ended August 31, 2007 represented approximately 60% of our total revenues compared to 69% of total revenues for the two months ended August 31, 2006.

Revenues from our design and advertising business via IRIX during the two months ended August 31, 2007 were $359,706 compared to $148,905 for the same period ended August 31, 2006, an increase of 142%. The increase was primarily a result of increased business from real estate marketing projects and bank promotional campaigns. Revenues from our design and advertising business accounted for 28% of our total revenues for the two months ended August 31, 2007 compared to 20% of our total revenues for the two months ended August 31, 2006.

Our revenues from consulting services increased $69,249 or 82% to $153,383 during the two months ended August 31, 2007 from $84,134 for the two months ended August 31, 2006. Our consulting services consisted primarily of a 24-month management advisory services agreement with SE Global Equities Corp. (“SEG”), our former subsidiary, and a 12-month management advisory services agreement with NextMart Inc. (previously Sun New Media Inc., and formerly SEG).

We received a one-time payment of 250,000 post consolidation common shares of NextMart Inc. (OTCBB: NXMR) with a fair value of $962,500 pursuant to the management advisory services agreement with NXMR. Pursuant to the management advisory services agreement with SEG, we received a one-time payment of 500,000 post consolidation common shares of NXMR with a fair value of $355,000. To August 31, 2007, we have recognized $1,193,597 of consulting income in connection with the two management advisory services agreements leaving $123,903 of unearned consulting fees.

Revenues from our consulting business accounted for 12% of our total revenues for the two months ended August 31, 2007 compared to 11% for the two months ended August 31, 2006.

Direct Costs and Net Revenues

For the two months ended August 31, 2007, our total direct costs were $548,958 resulting in net revenues of $743,082 or 58%. Our total direct costs were $336,457 for the two months ended August 31, 2006 resulting in net revenues of $411,859 or 55%. The increase of $331,223 in direct costs for the two months ended August 31, 2007 compared to the same period in 2006 was mainly due to an increase in student enrollment discussed above, causing an increase in student related costs such as textbooks and teaching costs, and an increase in marketing promotion campaigns. Direct costs of our educational services business mainly consist of payments to teachers and instructors, and to education service providers for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

Net revenues from our educational services business averaged a 56% margin during the two months ended August 31, 2007, whereas for the same period ended August 31, 2006 the margin was 49%. Net revenues from our educational services business accounted for 59% of our total net revenues for the two months ended August 31, 2007 compared to 61% for the two months ended August 31, 2006.

Net revenues from our design and advertising business via IRIX averaged a 42% margin during the two months ended August 31, 2007, whereas for the two months ended August 31, 2006 the margin was 51%. Net revenues from our design and advertising business accounted for 20% of our total net revenues for the two months ended August 31, 2007 compared to 18% for the two months ended August 31, 2006.

Net revenues from other businesses averaged a same margin of 100% during the two months ended August 31, 2007 and for the two months ended August 31, 2006.  Net revenues from other businesses accounted for 21% of our total net revenues for the two months ended August 31, 2007 compared to 20% for the two months ended August 31, 2006.

The increase of $331,223 or 80% in net revenues for the two months ended August 31, 2007 compared to the same period in 2006 was due primarily to our increased educational services business development and expansion in China and our marketing strategy in our design and advertising business. The increased educational services business was mainly due to our marketing strategy and establishment of new institutes. We are planning a more aggressive strategy in marketing our programs and institutes and further expansion of our school network in China and other countries. The increased design and advertising business was primarily a result of increased businesses from real estate marketing projects and bank promotional campaigns.

Expenses

Total Expenses.   Our total expenses were $1,195,934 for the two months ended August 31, 2007 compared to $692,080 for the two months ended August 31, 2006. The increase of $503,854 or 73% in total expenses for the two months ended August 31, 2007 compared to the same period in 2006 was mainly due to an increase in our day to day operating costs corresponding to increased business activities.

The ratio of total expenses to total revenues was 93% for the two months ended August 31, 2007 compared to 92% for the two months ended August 31, 2006. The increase of 1% in the ratio of expenses to revenues between these two periods was the result of our expansion of our educational services business in China and thus increased expenses.

Total expenses for CIBT accounted for 59% of our total expenses for the two months ended August 31, 2007 compared to 42% for the two months ended August 31, 2006. Total expenses for IRIX accounted for 10% of our total expenses for the two months ended August 31, 2007 compared to 16% for the two months ended August 31, 2006. Our corporate and other operations are in Canada. Total expenses for our corporate operations by CIBT Education Group accounted for 31% of our total expenses for the two months ended August 31, 2007 compared to 42% for the two months ended August 31, 2006.

Amortization.   Our amortization expenses were $45,831 for the two months ended August 31, 2007 compared to $36,402 for the two months ended August 31, 2006, which accounted for 4% and 5% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. The increase in amortization expenses for the two months ended August 31, 2007 was $9,429 or 26%, because of an increase in purchase of assets to be amortized. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

Amortization expenses for CIBT accounted for 89% of our total amortization expenses for the two months ended August 31, 2007 compared to 82% for the two months ended August 31, 2006. Amortization expenses for IRIX accounted for 10% of our total amortization expenses for the two months ended August 31, 2007 compared to 17% for the two months ended August 31, 2006. Amortization expenses for CIBT Education Group accounted for 1% of our total amortization expenses for the two months ended August 31, 2007 and for the two months ended August 31, 2006.

Stock-based compensation.   Stock-based compensation was $187,178 for the two months ended August 31, 2007 compared to $27,123 for the two months ended August 31, 2006. The increase in stock-based compensation for the two months ended August 31, 2007 compared to the same period in 2006 was $160,055, mainly due to an increase in the amount of stock-based payments in the form of options to our management and fewer consultants hired during 2007. Stock-based compensation represents the estimated fair value of stock options granted to our directors, employees and consultants and has no negative cash impact on us. CIBT and IRIX did not incur any stock-based compensation. All stock-based compensation costs were incurred by CIBT Education Group.

General and Administrative Expenses.   Our total general and administrative expenses were $806,872 for the two months ended August 31, 2007 compared to $628,555 for the two months ended August 31, 2006, which accounted for 67% of our total expenses for the two months ended August 31, 2007 and for 91% of our total expenses for the two months ended August 31, 2006. The increase in total general and administrative expenses for the two months ended August 31, 2007 compared to the same period in 2006 was $178,317 or 28%, mostly because of increases in our day to day operating costs and marketing and promotion activities.

Total general and administrative expenses for CIBT accounted for 63% and 42% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Total general and administrative expenses for IRIX accounted for 15% and 16% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Total general and administrative expenses for CIBT Education Group accounted for 23% and 42% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006.

The following is a discussion of certain major expense categories in our general and administrative expenses:

Professional Fees.   Our professional fees consisted primarily of legal and auditing fees. Professional fees for the current period were $14,391 compared to $107,591 for the same period in 2006, which accounted for 1% of our total expenses for the two months ended August 31, 2007 and for 16% of our total expenses for the two months ended August 31, 2006. During the two months ended August 31, 2007 our professional fees significantly decreased by $93,200, because we extensively engaged professionals, in particular lawyers and accountants, for our business expansion activities for the two months ended August 31, 2006.

Consulting and Management Fees.   Our consulting and management fees accounted for 7% and 18% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Our consulting and management fees decreased $41,044 to $83,725 for the two months ended August 31, 2007 from $124,769 for the same period in 2006. The decrease in consulting and management fees was mostly due to our use of fewer external consultants during the two months ended August 31, 2007.

Advertising Costs.   Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs. Advertising costs for the two months ended August 31, 2007 amounted to $177,182 compared to $58,587 for the two months ended August 31, 2006. The increase of $118,595 in advertising was mainly due to increased marketing activities for CIBT’s programs and courses. Our advertising costs accounted for 15% of our total expenses for the two months ended August 31, 2007 and for 8% of our total expenses for the two months ended August 31, 2006.

Travel Costs.   Our travel costs were $41,595 for the two months ended August 31, 2007 and $41,059 for the two months ended August 31, 2006, which accounted for 3% and 6% of our total expenses for those periods.

Investor Relations Expenses. Our investor relations costs of $30,673 were incurred during the two months ended August 31, 2007 compared to $14,528 for the same period in 2006, which accounted for 3% and 2% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Our expenses from investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services. Costs increased by $16,145 as a result of increased corporate communication activities as we generated more investor awareness during the two months ended August 31, 2007.

Salaries and Benefits.   Our salaries and benefits amounted to $269,208 for the two months ended August 31, 2007 compared to $205,286 for the two months ended August 31, 2006, which accounted for 23% and 30% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. The increase of $63,922 in personnel costs was mainly due to a need to hire more employees in our CIBT operations to support the growth of our educational services business in China and increased staff in IRIX to provide specialized technical skill support.

Other Administrative Expenses.   Our other administrative expenses were $190,098 for the two months ended August 31, 2007 and $71,735 for the two months ended August 31, 2006, which accounted for 16% and 10% of our total expenses for those periods. The increase of $118,363 in other administrative expenses was mainly a result of CIBT entering into two lease agreements during 2007 for premises in China and an increase in our day to day administrative costs corresponding to increased business activities in our education sector, especially for our Beijing operations. Our other administrative expenses consist of office rent, office maintenance, communication expenses (cellular, internet, fax and telephone), office supplies, courier and postage costs, and bank charges and interest.

Gain from Sale of Marketable Securities

Besides revenues generated from our operations, we realized gains from the sale of our marketable securities. During the two months ended August 31, 2007, we incurred investment losses of $39,596 on share transactions involving shares in NextMart Inc., which trade under the symbol of “NXMR”, in the public equity markets compared to gains of $820,431 for the two months ended August 31, 2006. The NXMR shares were trading at relatively lower market prices during the two months ended August 31, 2007, and as such we chose to remain relatively inactive with our shareholdings and wait for higher market price levels before realizing further gains on our portfolio of NXMR shares.

Net Income

We incurred net loss of $442,386 for the two months ended August 31, 2007, which was primarily comprised of $313,557 in non-cash expenses. We generated net income of $665,257 for the two months ended August 31, 2006, mainly due to a gain from sale of marketable securities and gain on CIBT’s share issuances and purchases. Due to lower market prices for the NXMR shares during the two months ended August 31, 2007, we chose to remain relatively inactive with our holdings of NXMR shares, which affected our overall net loss position by not realizing significant gains from selling the NXMR shares. For the two months ended August 31, 2007, we incurred losses of $39,596 on the sale of the NXMR marketable securities compared to realized gains of $820,431 on marketable securities for the two months ended August 31, 2006.

Our net loss per share was $0.01 for the two months ended August 31, 2007 and our net income per share was $0.02 for the two months ended August 31, 2006.

CIBT incurred net loss of $270,439 for the two months ended August 31, 2007 compared to net loss of $70,202 for the two months ended August 31, 2006. Included in the determination of net loss of $270,439 for the period ended August 31, 2007 were $80,548 in finance fee amortization (non-cash expense) and $75,505 in loan interest expenses, both of which relate to the $5 million debenture and warrant financing that was completed in April 2007. IRIX realized net income of $26,977 for the two months ended August 31, 2007 compared to a net loss of $33,426 for the two months ended August 31, 2006.

Investments

At August 31, 2007, we held marketable securities of 5,907,824 common shares representing 7% of NextMart Inc. (previously Sun New Media Inc., and formerly our subsidiary SEG).  Accordingly, the investment in NextMart Inc. subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and fair value. The quoted market value of these shares at August 31, 2007 was $1,772,347. For the period ended August 31, 2007, we recorded realized trading losses of $24,459, realized holding losses in connection with shares held for trading of $15,137 and unrealized losses in connection with shares available for sale of $174,535.

On July 21, 2005 we sold our subsidiary SEG to Sun Media Investments Holding Ltd. (“SMIH”) under a reverse merger agreement, pursuant to which we became a minority shareholder of SEG. SEG changed its name to NextMart Inc. on May 8, 2007.

Segmented information

Industry and geographic segments	In thousands of dollars
	CIBT (China)		IRIX (Canada)		Corporate and other (Canada)		Consolidated
	2007 (1)	2006 (2)	2007 (1)	2006 (2)	2007 (1)	2006 (2)	2007 (1)	2006 (2)
Total revenues	779	515	360	149	153	84	1,292	748
Gain from sale of marketable securities	-	-	-	-	(40)	820	(40)	820
Net Revenues	438	252	151	75	113	905	703	1,232
Total Expenses	702	291	125	109	370	293	1,196	692
Net income (loss)	(270)	(70)	27	(33)	(199)	769	(442)	665
Total assets	12,971	4,367	447	286	9,032	3,613	22,450	8,266
Capital expenditures	90	133	-	-	-	-	90	133

(1) For the two months ended August 31, 2007
(2) For the two months ended August 31, 2006

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our annual consolidated financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

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

Stock-based compensation

We grant stock options to certain directors, employees and consultants to acquire shares in our common stock in accordance with the terms of our stock option plan. We have adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby we expense the estimated fair value of all stock-based compensation awards made or altered on or after January 1, 2003 over the lesser of the vesting period and the requisite service period. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values have been determined using the Black-Scholes option pricing model.

Foreign currency translation

Our functional currency is Canadian dollars and our reporting currency is US dollars.  CIBT and its subsidiaries in China maintain their accounting records in Chinese RMB.  Previously, we determined that all of our subsidiaries operating in foreign denominated currencies were integrated foreign operations. Effective January 1, 2006, we determined that two of CIBT’s subsidiaries, a 100% interest in CIBT-BJUT School of Business and a 60% interest in CIBT Beihai International College, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations. This determination was made based on an analysis of the operations of two subsidiaries and their ability to carry on operations without management services and funding from the parent company. The following factors influenced our determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates; (ii) CIBT’s education market is localized in China; (iii) CIBT’s labour force and related costs are localized and paid in local currencies; (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations; and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company.  The result of this change in determination and corresponding change in translation methodology has been applied prospectively commencing January 1, 2006.

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

Our self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

We use the current rate method to translate all amounts presented from Canadian to United States dollars. Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as other comprehensive income (loss)  All comparative figures presented have been translated using the same method.

Marketable securities

Marketable securities consist of common shares of NextMart Inc. The common shares are traded in the public equity markets, and are held by us on an available-for-sale basis for the period up to and including June 30, 2007. From July 1, 2007, these common shares were classified on a held-for-trading basis upon adoption of CICA handbook Section 3855. The common shares held by us represent 7% of NextMart Inc., which does not represent a position of significant influence. The investment in NextMart for the period from to September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period. To June 30, 2007, the market value of the NextMart shares owned by us has exceeded their carrying value and accordingly no impairment provisions have been recorded.

Effective July 1, 2007, we adopted the provisions of Handbook Section 3855 whereby our accounting for our investment in NextMart has changed as described below.

Section 3855 sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006, which for us, is the fiscal period commencing July 1, 2007.  This standard requires that all financial instruments within its scope, including derivatives, be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.  All financial assets and liabilities are recognized when we become a party to the contract creating the item.  As such, any of our outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to July 1, 2007 would be recognized by adjusting opening accumulated other comprehensive income.  All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments, which is dependent on their initial classification, is summarized as follows:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  All premiums or discounts and transaction costs are amortized into operations using the effective interest method.
• Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized, at which time realized gains and losses will be recorded in operations.
• Held-for-trading financial instruments are measured at fair value.  All realized and unrealized gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

Except as described below, the adoption of this new standard did not have a significant effect on our consolidated financial statements as of July 1, 2007.

Effective July 1, 2007, we adopted the provisions of CICA handbook Section 3855 whereby we began recording our investment in NextMart at market value.  On adoption of Section 3855, we classified our investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period.  We recorded an unrealized holding gain into other comprehensive income of $397,179 resulting from the adoption of Section 3855 effective July 1, 2008.

During the period, we also acquired a further 240,000 shares in NextMart of which 150,000 were also resold during the period.  These shares bought and sold during the period have been classified as held for trading whereby realized gains and losses and unrealized holding gains and losses are included in the determination of net income (loss) for the period.

For the period ended August 31, 2007, we recorded realized trading losses of $24,459, realized holding losses in connection with shares held for trading of $15,137 and unrealized losses in connection with shares available for sale of $174,535.

The Components of our investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2007
	Number of Shares	Carrying Value
Trading securities	90,000	$ 27,000
Available-for-sale securities	5,817,824	$ 1,745,347
	5,907,824	$ 1,772,347
Market price at August 31, 2007		$0.30 per share

Deferred finance fees

CIBT, our subsidiary, capitalizes direct fees incurred in connection with proposed private debt and equity financings.  Finance fees are offset against the proceeds of the financing and amortized using the effective interest method.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with CIBT Beihai International College, are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3064, “Goodwill and other intangible assets”. These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang agreement.

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

By an agreement dated August 11, 2004, CIBT acquired a 60% interest in CIBT Beihai International College from Weifang University in consideration for a funding commitment to CIBT Beihai International College of $714,286. In consideration for retaining a 40% interest in CIBT Beihai International College, Weifang University transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and also agreed to provide exclusive use of the CIBT Beihai International College facilities at no cost for a period of 7 years (subsequently amended to 15 years). As a result of this business combination, we recorded definite life intangible assets subject to amortization on a straight-line basis over 7 years (15 years commencing in 2006).

Our management evaluates the recoverability of these definite life intangible assets on an ongoing basis. Recoverable value is determined based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. If management determines that there is an impairment in value to the definite life intangible assets then an impairment charge will be charged to operations in the period that the determination is made. To date, management estimates that the full value of the definite life intangible assets is fully recoverable, and that there is no impairment in value. The estimate of recoverable value is however, highly subjective, and actual future cash flows could differ significantly from those estimated. Accordingly, future estimates as to recoverability could differ significantly giving rise to impairments of these intangible assets. Such an impairment provision would be limited to the extent of the carrying value of the intangible assets, being $347,611 as at August 31, 2007.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill is expensed in the period of impairment. As at August 31, 2007 we recorded goodwill in the amount of $4,143,787.

Impact of Foreign Currency Fluctuations

We conduct business in Canada, the US, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to our operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, we do not use derivative instruments or other measures to reduce our exposure to foreign currency risk. In addition, we are exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect our ability to repatriate profits from China.

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

Our self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Included in the operating results for the period are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

Foreign exchange gains (losses)	Two Months Ended	Two Months Ended	Year Ended	Six Months Ended	Year Ended
	August 31, 2007	August 31, 2006	June 30, 2007	June 30, 2006	December 31, 2005
	$(9,360)	$24,686	$(303,999)	$(51,563)	$47,999

We have included in accumulated other comprehensive income (loss) the cumulative effect of foreign currency translation of self-sustaining operations and translation from functional currency to reporting currency as follows:

Unrealized foreign exchange gains (losses)	August 31, 2007	August 31, 2006	June 30, 2007	June 30, 2006	December 31, 2005
	$581,616	$(177,683)	$525,172	$(180,570)	$(162,730)

Uncertainties of Government Regulatory Requirements, Political or Monetary Policies

Our business in general is subject to extensive regulations in China and uncertainties with respect to the Chinese legal system and economic and political policies. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

China, however, has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as the US The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the educational services business in China restrict foreign investment in the education system, we may not obtain or renew our governmental approvals in the future, which may cause us to cease our educational services business in China. You may lose your entire investment.

A judgment of a US court predicated solely upon civil liabilities may not be enforceable in China by a Chinese court. China does not have treaties with the US providing for the reciprocal recognition and enforcement of judgments of courts. You may not be able to enforce foreign judgments based on the US laws against us or our assets. It may be difficult for you to bring an action against us or our assets, even if you believe that your rights have been infringed under US securities law.

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

B. Liquidity and Capital Resources

Working capital

As of August 31, 2007, our total current assets were $16,266,163, which was comprised of $13,152,744 in cash or cash equivalents, $551,219 in accounts receivable, $1,772,347 in marketable securities, and $789,853 in prepaid expenses and other current assets. Our total current liabilities were $4,074,280 as of August 31, 2007. Our accumulated deficit was $14,958,658 as at August 31, 2007. We expect to generate net profits from our operations over the next year.

We had a working capital surplus of $12,191,883 with cash and cash equivalents of $13,152,744 as at August 31, 2007, compared to a working capital surplus of $11,561,270 with cash and cash equivalents of $11,734,512 as at June 30, 2007. The increase of working capital was mainly due to the sale of our equity securities for cash for the two months ended August 31, 2007.

Cash flow for the two months ended August 31, 2007 compared to the two months ended August 31, 2007

We received net cash of approximately $446,000 per month from operating activities for the two months ended August 31, 2007 compared to approximately $332,000 per month from operating activities for the two months ended August 31, 2006. We used net cash of approximately $81,000 per month in investing activities for the two months ended August 31, 2007, while we received net cash of approximately $312,000 per month from investing activities for the two months ended August 31, 2006. We received net cash of approximately $339,000 per month from financing activities for the two months ended August 31, 2007 compared to approximately $104,000 per month from financing activities for the two months ended August 31, 2006.

Net cash increased by $1,418,232 during the two months ended August 31, 2007, resulting in a consolidated cash balance of $13,152,744 as at August 31, 2007.

Debt

As at August 31, 2007, the carrying value of the long-term debt, in the form of a debenture, was $3,033,078. Also, we had a capital lease obligation of $61,617. On December 10, 2007, we paid off the debenture along with all accrued interest of $280,096.

Debenture

On April 25, 2007, we entered into a securities purchase agreement with Shane Corporation S.à.r.l., a private limited liability company under the laws of the Grand-Duchy of Luxembourg, whereby Shane loaned $5 million to us and CIBT, our subsidiary, issued a debenture and warrants to Shane. The debenture of $5 million will be due on April 24, 2010 or become due within six months of CIBT completing a minimum public offering of $25 million. We may, at our option, extend the maturity date to April 24, 2011 upon 30 days’ prior written notice subject to certain terms. The interest rate is 8% per annum, but following the occurrence of a default event and during the continuance of the default event we have to pay an interest rate of 20% per annum subject to certain terms or we have to pay an interest rate of 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement. We agreed to pay interest of approximately $110,000 every three months.

We paid a commission of warrants and cash totaling $500,000 to BMO Capital Market Corp. to purchase up to 268,083 common shares of CIBT. The warrants carry the same terms and conditions as the financing warrants described below.

In consideration of Shane’s investment in the debenture, we issued Shane warrants to purchase up to 5,361,667 common shares of CIBT at an exercise price of approximately $0.93 per share. The warrants will expire at the earliest date of: (a) April 24, 2012; (b) the sale, conveyance or disposal of all or substantially all of our property or business or our merger with or into or consolidation with any other corporation (other than our wholly-owned subsidiary) or any other transactions in which more than fifty percent of our voting power is disposed of; or (c) six months following the closing of an initial public offering of CIBT’s common shares pursuant to an effective registration statement or similar document under the Securities Act. In addition, commencing upon CIBT’s completion of an initial public offering, the warrants can be exercised on a cashless basis.

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

Effective December 10, 2007, Shane exercised their 5,361,667 share purchase warrants resulting in proceeds payable to CIBT of $5,000,000. CIBT and Shane agreed that the amounts owing to Shane would be forgiven as consideration for the exercise of the warrants. Also, CIBT paid all interest owing to Shane totalling $280,096.

Liquidity requirements and sources

The following summarizes our financial condition and liquidity at the dates indicated:

	Two Months Ended	Year Ended	Six Months Ended	Year Ended
	August 31, 2007	June 30, 2007	June 30, 2006	December 31, 2005
Current Ratio	4.0	5.4	2.0	1.4
Working Capital	$12,191,883	$11,561,270	$2,326,998	$1,187,478
Cash and Cash Equivalent	$13,152,744	$11,734,512	$2,744,630	$2,420,505

Currently we are in good short-term financial standing. If current trends continue, we anticipate our liquidity will continue to improve on a short-term and a long-term basis. We anticipate that we will continue to operate profitably and that we will generate a net profit over the next year, which will fund our operating costs for the year.

In our opinion, we have sufficient working capital on hand and available to fund our present capital requirements, including planned capital and educational services business expansion.

Internal sources of liquidity

Historically we financed our operations primarily with cash flows generated from our operations, sales of our equity securities and sales of our marketable securities. We anticipate that our estimated direct and administrative operating expenses of approximately $30,738,000 for the next twelve months (beginning September 1, 2007) will be funded by expected cash from operating activities. We anticipate we can generate revenues of approximately $9,107,000 and $31,217,000 respectively over the next 6 months and 12 months beginning September 1, 2007. Additional internal sources of funds include cash reserves on hand and funds generated from the sale of marketable securities. However, our actual results of operations may differ materially from our estimates.

Our estimated operational expenses for the next six and twelve months (beginning September 1, 2007) are summarized as follows:

Description	Estimated Expenses for 6 months ($)	Estimated Expenses for 12 months ($)
Direct costs	3,691,571	12,825,257
Premises lease obligations	485,000	1,875,417
Salaries and benefits	1,866,667	6,591,169
Professional fees (legal, accounting and auditing fees)	200,000	400,000
Consulting and management fees	300,000	600,000
Marketing and promotion expenses	785,714	2,897,463
Depreciation	270,071	802,185
Other administrative expenses	1,685,596	4,418,454
Interests	178,309	328,309
Total operational expenses	9,462,928	30,738,254
Net estimated operating excess	(355,786)	478,454

External sources of liquidity

We plan to set up new schools and CIBT centers, develop new programs and expand our existing campuses over the next 6 and 12 months (beginning September 2007). We have established a foothold in three of China’s largest cities, Beijing, Guangzhou and Tianjin. Our next step is to continue our expansion targeting other smaller cities with populations ranging from 1 to 10 million people. Our national expansion plan is to own a network of 50 CIBT centers in China by 2010.

We estimate we will need financing of approximately $15,200,000 for our proposed expansion plan as follows:

Description	Estimated Amount for 6 months ($)	Estimated Amount for 12 months ($)
New CIBT Centers (15 proposed new centers at an estimated cost of $106,000 per center, allocated as follows: ·Teleconferencing system $22,000 ·classroom renovation $34,000 ·marketing and setup costs $50,000)	742,000	1,590,000
Acquisition and Development of a Canadian college (1)	7,430,000	11,780,000
Acquisition and Development of Tourism Training Institute (2)	0	230,000
Other expansions	0	1,600,000
Total	8,172,000	15,200,000

(1) On December 17, 2007 we acquired 100% ownership of Sprott-Shaw Community College, an educational institution in Canada. As consideration we have paid an initial amount to the vendors of $7,428,954 with a further $1,000,000 being held in escrow, which will be released 12 months after December 17, 2007, subject to certain conditions. In addition, we agreed to pay a total of $2,159,000 of further consideration which will be paid upon the achievement of certain milestones.

The existing management of Sprott-Shaw Community College has been retained to manage day to day operations and conduct the college’s expansion in other parts of Canada and Asia, in cooperation with our CIBT schools in China. The curriculum of Sprott-Shaw Community College is focused on adult education and training in the areas of healthcare, tourism, hospitality, business, administrative and international studies.  The college trains over 4,500 students annually. Each of its locations, including 17 campuses in Western Canada, features small class sizes and qualified instructors.  In addition, Sprott-Shaw Community College has locations in Vietnam, the Philippines, Jordan and China.

(2) On April 30, 2008, we acquired certain business assets of Tourism Training Institute, an accredited education institution headquartered in Vancouver, Canada, with branch offices in Beijing, China. Tourism Training Institute is an established educator and has been in operation for 19 years in Canada and for 4 years in China. We acquired selective assets, including approvals and licenses, but no liabilities of Tourism Training Institute. We will integrate Tourism Training Institute’s Canadian operations with the Canadian operations of Sprott-Shaw Community College, and Tourism Training Institute’s operations in China with the operations of CIBT in China.

The estimated costs of $15,200,000 to fund our proposed expansion plan over the next will be fully funded by our cash and cash equivalents of $13,152,744 on hand and the equity financings we recently completed.

On November 27 2007, we completed a brokered and a non-brokered private placement with Canaccord Capital Corporation for gross proceeds of approximately $5,288,707. We issued 2,743,447 common shares at a purchase price of approximately $1.93 per share, together with share purchase warrants for the purchase of 1,371,724 common shares for a period of two years at an exercise price of approximately $2.28 per share. We paid Canaccord Capital Corporation a cash commission of approximately $213,068 and a broker’s warrant to purchase 236,842 common shares at approximately $1.93 in the first year and approximately $2.28 in the second year. Therefore, we believe that we have sufficient financing to meet our anticipated cash requirements relating to our expansion plan over the next 12 months.

On January 7, 2008, we completed a private placement of 1,265,042 units at approximately $1.90 per unit for total proceeds of approximately $2,403,580. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional half share of our common stock at a price of approximately $2.25 per share for a period of two years from the date of issuance. We paid approximately $19,950 in fees and commissions, and 22,500 agent’s warrants. Each agent’s warrant entitles the agent to purchase one share of our common stock at a price of approximately $1.90 per share in the first year and at a price of approximately $2.25 per share in the second year.

In April 2008, we issued 1,277,273 common shares on the exercise of share purchase warrants at approximately $0.58 per share and 25,000 common shares on the exercise of stock options at approximately $0.50 per share for total proceeds of approximately $753,318.

However, we may require additional financing if, for example, we underestimate our expenses to expand our educational services business in China or other countries. Should that be the case, we plan to raise additional funds from external sources by way of private placements or loans, as the need arises. At this time there is no assurance that we will be able to obtain the necessary additional financing on reasonable terms.

C. Research and development, Patents and Licenses, etc.

We have not implemented any research and development policies over the last three years, nor did we spend any amounts on research and development activities.

D. Trend Information

Acquisition of Campuses or Schools

We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiary CIBT as a vehicle, to build new campuses or schools, to expand our educational services business in China or other countries and to increase our competitiveness. On December 17, 2007, we acquired 100% ownership of Sprott-Shaw Community College, an educational institution in Canada. We acquired both the primary assets and liabilities used in the operation of the Sprott-Shaw Community College.

There are a number of risks which stem from our expansion strategy. Acquisitions, especially involving sizeable enterprises, may present financial, managerial and operational challenges, including diversion of management attention from existing business and difficulties in integrating operations and personnel. Even though the acquisition of Sprott-Shaw Community College was completed successfully, we may not be able to achieve the operating benefits we anticipated from the acquisition.

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

F. Tabular Disclosure of Contractual Obligations

As at August 31, 2007, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Short-Term Debt Obligations	$45,058	$45,058	-	-	-
Long-Term Debt Obligations	$3,033,078	-	$3,033,078	-	-
Capital Lease Obligations	$79,536	$17,919	$61,617	-	-
Operating Lease Obligations	$545,738	$194,563	$306,106	$45,069	-
TOTAL	$3,703,410	$257,540	$3,400,801	$45,069	-

As of August 31, 2007, the outstanding principal relating to our short term debt and capital lease obligations was approximately $62,977 in aggregate.

Our lease obligations are as follows:

Leased Property	Size (square feet)	Duration	Annual Rent
Principal Corporate Office (Vancouver, Canada)	3,526	From September 2005 to October 2009	Approximately $70,520
Executive Training Center (Beijing, China)	1,470	From May 2005 to May 2010	Approximately $47,000
CIBT Wyotech Automotive Institute (Weifang, China)	43,000	From July 2005 to July 2011	Approximately $49,000

We anticipate that we will be able to meet our contractual obligations over the next 12 months from operating cash flow and recently raised capital. In the event that our operating cash flow is insufficient to meet our contractual obligations, we will be required to raise additional financing to cover the shortfall through the issue of debt or equity. There is no assurance such additional financing will be available or accessible on reasonable terms.

ITEM 8. Financial Information

A.      Consolidated Statements and Other Financial Information

Attached hereto, in Item 17 “Financial Statements”, are our unaudited consolidated financial statements that cover the transition period from July 1, 2007 to August 31, 2007 together with related notes. See Item 17 Financial Statements.

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

None.

B.      Modification or Issuance of Other Class of Securities

None.

C.      Withdrawal or Substitution of Securities

None.

D.      Change of Trustee or Paying Agent

None.

E.      Use of Proceeds

Not Applicable.

PART III

ITEM 17. Financial Statements

We are furnishing the following consolidated financial statements and notes:

CIBT Education Group Inc. August 31, 2007 Consolidated Financial Statements

Unaudited consolidated balance sheets as of August 31, 2007 and June 30, 2007	F-1
Unaudited consolidated statements of income (loss) and comprehensive income (loss) for the two months ended August 31, 2007 and for the two months ended August 31, 2006	F-2
Unaudited consolidated statement of Deficit and consolidated statement of accumulated other comprehensive income (loss) for the two months ended August 31, 2007 and for the two months ended August 31, 2006
F-3
Unaudited consolidated statements of cash flows for the two months ended August 31, 2007 and for the two months ended August 31, 2006	F-4
Notes to consolidated financial statements	F-5

Our unaudited financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  We included an explanation of material differences in Note 15 of our unaudited financial statements. An explanation of all material differences between Canadian GAAP and US GAAP for the year ended June 30, 2007 was included in Note 19 of the notes to our audited consolidated financial statements for the fiscal year ended June 30, 2007 on our Form 20-F filed on January 8, 2008.

On July 1, 2006 we changed our reporting currency from Canadian dollars to US dollars but have retained Canadian dollars as our functional currency. All of our financial statements are stated in US Dollars.

ITEM 18.  Financial Statements

Not Applicable

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007

UNAUDITED

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), and reconciled to generally accepted accounting principles in the United States of America (“US GAAP”), and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for the presentation of interim financial information.  Accordingly, certain information and note disclosures normally included in annual financial statements prepared in accordance with Canadian GAAP and reconciled to US GAAP have been omitted pursuant to such rules and regulations of the SEC.  These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended June 30, 2007 included in the Company’s Annual Report filed with the SEC.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED BALANCE SHEETS
UNAUDITED

	August 31, 2007	June 30, 2007
ASSETS
CURRENT
Cash and cash equivalents	$ 13,152,744	$ 11,734,512
Accounts receivable	551,219	651,300
Marketable securities (Note 4)	1,772,347	1,522,703
Prepaid expenses and other current assets	789,853	268,741
	16,266,163	14,177,256
DUE FROM RELATED PARTIES (Note 8)	346,875	-
PROPERTYAND EQUIPMENT	1,116,227	1,069,182
INTANGIBLE ASSETS (Note 3(a))	347,611	349,659
GOODWILL (Note 3(a))	4,143,787	4,150,046
DEFERRED COSTS AND OTHER ASSETS	229,545	163,554
	$ 22,450,208	$ 19,909,697
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 1,870,497	$ 11,503,364
Income taxes payable	284,897	230,043
Deferred educational revenue	1,685,888	423,248
Unearned consulting fees (Note 4)	123,903	276,923
Lease obligation	17,919	17,946
Long-term debt – current portion (Note 5)	45,058	80,375
Due to related parties (Note 8)	46,118	84,087
	4,074,280	2,615,986
CAPITAL LEASE OBLIGATION	61,617	64,677
LONG-TERM DEBT (Note 5)	3,033,078	2,952,530
NON-CONTROLLING INTERESTS (Note 3(a))	998,137	617,372
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	26,861,878	26,851,807
CONTRIBUTED SURPLUS (Note 7)	2,658,264	2,180,249
TREASURY SHARES HELD (Note 6)	(1,082,648)	(1,381,824)
ACCUMULATED OTHER COMPREHENSIVE INCOME	804,260	525,172
DEFICIT	(14,958,658)	(14,516,272)
	14,283,096	13,659,132
	$ 22,450,208	$ 19,909,697

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
UNAUDITED

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
	Amounts in US$	Amounts in US$
REVENUES
Educational	$ 778,951	$ 515,277
Design and advertising	359,706	148,905
Consulting	153,383	84,134
	1,292,040	748,316
DIRECT COSTS
Educational	340,456	262,780
Design and advertising	208,502	73,677
	548,958	336,457
NET REVENUES	743,082	411,859
GAIN (LOSS) ON MARKETABLE SECURITIES (Note 4)	(39,596)	820,431
TOTAL NET REVENUES	703,486	1,232,290
EXPENSES
General and administrative (Note 12)	806,872	628,555
Amortization	45,831	36,402
Stock-based compensation	187,178	27,123
Interest on long-term debt	75,505	-
Finance fees – amortization	80,548	-
	1,195,934	692,080
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS:	(492,448)	540,210
OTHER INCOME	57,345	12,022
GAIN ON SUBSIDIARY SHARE ISSUANCES AND PURCHASES	-	151,569
NON-CONTROLLING INTERESTS	47,883	(4,559)
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(337,220)	699,242
INCOME TAX PROVISION	(55,166)	(33,985)
NET INCOME (LOSS)	$ (442,386)	$ 665,257
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ (0.01)	$0.02
COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$ (442,386)	$ 665,257
Unrealized translation adjustments	56,444	2,887
Decrease in fair value of marketable securities	(174,535)	-
Comprehensive income (loss)	$ (560,477)	$ 668,144
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	46,398,046	35,053,517
Diluted	46,398,046	36,757,255

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
UNAUDITED

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
	Amounts in US$	Amounts in US$
DEFICIT, BEGINNING OF PERIOD	$ (14,516,272)	$ (14,712,432)
NET INCOME (LOSS)	(442,386)	665,257
DEFICIT, END OF PERIOD	$ (14,958,658)	$ (14,047,175)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$ 525,172	$ (180,570)
Cumulative adjustment from adoption of CICA Handbook Section 3855 (Note 4)	397,179	-
Adjusted balance, beginning of period	922,351	(180,570)
Unrealized translation adjustments	56,444	2,887
Decrease in fair value of marketable securities	(174,535)	-
Balance, end of period	$ 804,260	$ (177,683)
Ending balance of accumulated other comprehensive income (loss) comprised of:
Unrealized translation adjustments	$ 581,616	$ (177,683)
Unrealized gain on marketable securities	222,644	-
Balance, end of period	$ 804,260	$ (177,683)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
	Amounts in US$	Amounts in US$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	(442,386)	665,257
Adjusted for items not involving cash:
- marketable securities	39,596	(820,431)
- amortization of deferred consulting revenue	(153,383)	(84,134)
- amortization of property, equipment and intangible assets	45,831	36,402
- accrued and unearned interest	(35,317)	(1,477)
- stock-based compensation	187,178	27,123
- amortization of finance fees	80,549	-
- unrealized foreign exchange gain (loss)	4,828	3,081
- amortization of deferred curriculum costs	14,375	5,767
- gain on subsidiary share issuances and purchases	-	(151,569)
- non-controlling interests	(47,883)	4,559
	(306,612)	(315,422)
Net changes in non-cash working capital items (Note 13)	1,198,653	980,226
NET CASH FROM OPERATING ACTIVITIES	892,041	664,804
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(89,510	(133,123)
Net cash from (used in) marketable securities transactions	(66,596	779,997
Deferred development costs	(5,023)	(22,974)
NET CASH FROM (USED IN) INVESTING ACTIVITIES	(161,129)	623,900
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	10,071	9,289
Proceeds from shares issued to non-controlling interests in AIMI	423,630	-
Treasury share transactions (Note 6)	634,675	205,362
Net advances (to) from related parties	(386,685)	10,286
Lease obligation repayments	(2,978)	(3,414)
Deferred finance fees	-	(14,366)
NET CASH FROM FINANCING ACTIVITIES	678,713	207,157
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	8,607	12,047
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,418,232	1,507,908
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,734,512	2,744,630
CASH AND CASH EQUIVALENTS, END OF PERIOD	13,152,744	4,252,538
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	110,821	-
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION (see Note 16 for additional information)

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, B.C., Canada.  The Company’s current business operations include education and media communications.  The Company currently has two principal business units, being CIBT School of Business & Technology Corp. (“CIBT”) and IRIX Design Group Inc. (“IRIX”) (Note 3).  The Company’s education business is conducted through CIBT and its subsidiaries in China.  CIBT’s educational operations are based in China.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

During 2006, the Company changed its fiscal year end from December 31st to June 30th to coincide with the change in year end by the Company's major subsidiary, CIBT which operates education businesses that have an academic year that primarily runs from September to June.  CIBT decided to change its year end to June 30th to coincide with the business cycle of its Chinese school operations.

Effective July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars but has retained the Canadian dollars as its functional currency.  Many of the Company’s transactions with investors, creditors, and financial markets are denominated in United States dollars, and it is anticipated that a significant portion of the Company’s future financial transactions, including investments in the Company, will be denominated in United States dollars.  All dollar amounts are expressed in United States dollars unless otherwise stated.

The Company uses the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as accumulated other comprehensive income.  All comparative figures presented have been translated using the same method.

These unaudited interim consolidated financial statements have been prepared on the basis consistent with the Company’s annual audited consolidated financial statements as at June 30, 2007, with the exception of adopting new standards as disclosed in Note 2, and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in Canada.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment and intangible assets, useful lives for amortization of assets and liabilities including deferred costs and revenues, determination of fair value for stock-based transactions, and accounting for business combinations.  Financial results as determined by actual events could differ from those estimates.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

The CIBT subsidiaries in China maintain their accounting records in their functional currency, Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is United States dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Under CICA Handbook Section 1651 – Foreign Currency Translation, the Company uses the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as other comprehensive income (loss).  All comparative figures presented have been translated using the same method.

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Marketable securities

Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets.  For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence. To June 30, 2007, the investment in NextMart was accounted for at the lower of cost and market value.  To June 30, 2007, the market value of the NextMart shares owned by the Company has exceeded their carrying value and accordingly no impairment provisions have been recorded.  Effective July 1, 2007, the Company adopted the provisions of Handbook Section 3855 whereby the Company’s accounting for its investment in NextMart has changed as described in more detail in Changes in Accounting Policies (b) and Note 4 below.

Property and equipment
Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over the lesser of 5 years and remaining lease term; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance; Computer software - straight-line over 2 years.  The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount.  Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Curriculum development costs
CIBT capitalizes direct costs incurred in developing programs and curriculums for new courses.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees
CIBT capitalizes direct fees incurred in connection with proposed private debt and equity financings.  Finance fees are offset against the proceeds of the financing and amortized using the effective interest method.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with Beihai College (refer to Note 3(a)), are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”.  These intangible assets are amortized on a straight-line basis over their estimated useful life which was initially a period of 7 years and was increased to 15 years on a prospective basis effective January 1, 2005 in accordance with the amended terms of the Weifang Agreement (Note 3 (a)).  In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

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

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Changes in accounting policies
Effective July 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, “Comprehensive Income”; (b) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; (c) Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”; (d) Handbook Section 3865, “Hedges”; and (e) Handbook Section 1506, “Accounting Changes”.  The main requirements of these new standards and the resulting financial statement impact are described below.  Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.  The effect of the adoption of these standards is summarized below.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Changes in accounting policies (cont’d)
(a) Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency, all of which are not included in the calculation of net earnings until realized.  As a result of adopting this standard, effective July 1, 2007 the Company (i) recorded an increase in accumulated other comprehensive income and marketable securities of $397,179 representing the excess of the fair value of the marketable securities over the carrying value, and (ii) reclassified to accumulated other comprehensive income amounts previously reported as cumulative translation adjustments.  Information pertaining to comprehensive income items is presented in the Company’s Statement of Comprehensive Income (Loss).

(b) Financial Instruments – Recognition and Measurement, Section 3855
This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006, which for the Company, is the fiscal period commencing July 1, 2007.  This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in either the statements of operations or the statement of comprehensive income.  All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to July 1, 2007 would be recognized by adjusting opening accumulated other comprehensive income and/or retained earnings.  All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments, which is dependent on their initial classification, is summarized as follows:

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  All premiums or discounts are amortized into operations using the effective interest method.

•	Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized, at which time realized gains and losses will be recorded in operations.
•
Held-for-trading financial instruments are measured at fair value.  All realized and unrealized gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:

•	For financial assets or liabilities classified as held for trading, all transaction costs are immediately charge to operations.
•
For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, as per the carrying value of the related financial asset or liability, amounts are subject to either effective interest amortization or fair market value adjustments.

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.  Except as described in Note 4, the adoption of this new standard did not have a significant effect on the consolidated financial statements of the Company as of July 1, 2007.  Refer to Note 9 for further information on the classification and measurement of the Company’s financial assets and financial liabilities.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Changes in accounting policies (cont’d)
(c) Financial Instruments – Disclosure and Presentation, Section 3861
This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed.  These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.  Refer to Note 9 for expanded disclosure resulting from the adoption of Section 3861.

(d) Hedging, Section 3865
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506
Effective July 1, 2007, the Company adopted revised CICA Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. There has been no impact resulting from the adoption of this standard as the Comapny has not made any voluntary changes in accounting principles since the adoption of the revised standard.

Future accounting standards
(a) Recent Accounting Pronouncements – Canadian GAAP
In December 2006, the CICA issued Section 1535, “Capital Disclosures”, which establishes standards for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.  This new standard is applicable for the Company’s first interim and annual fiscal periods commencing on or after October 1, 2007, being the period commencing September 1, 2008.  The Company is currently evaluating the impact of adopting this standard on the Company’s financial statement disclosures.  In December 2006, the CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments - Presentation”.  The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.  Section 3863 carries forward, unchanged, the presentation req2uirements of existing Section 3861.  These new standards are applicable for the Company’s first interim and annual fiscal periods commencing on or after October 1, 2007, being the period commencing September 1, 2008.  The Company is currently evaluating the impact of adopting these standards on the Company’s financial statement disclosures and presentation.  In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” which replace CICA Section 3062 “Goodwill and Other Intangible Assets” and CICA Section 3450 “Research and Development Costs”.  The new Section establishes standards on the recognition, measurement, presentation and disclosure for goodwill and intangible assets subsequent to their initial recognition.  This new standard is applicable to fiscal years beginning on or after January 1, 2009.  The Company is in the process of evaluating the impact Section 3064 will have on the Company’s financial position and results of operations upon adoption.

(b) International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
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

During the fiscal year ended 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 5.  The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

(a)	the settlement of advances from the Company to CIBT totalling $1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately $0.93 per share;
(b)	the acquisition of 1,548,678 common shares from treasury of CIBT at approximately $0.93 per share for total cash consideration of $1,444,214;
(c)
the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of C$1.00 per share.

The increase of the Company’s ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired
Cash and cash equivalents	$ 917,237
Accounts receivable	267,869
Prepaids and other current assets	205,419
Property and equipment	224,921
Deferred costs and other	80,579
Intangible assets	83,482
Goodwill	3,995,405
Accounts payable	(325,169)
Deferred revenue	(451,969)
Due to related parties	(428,679)
Non-controlling interest	(152,204)
Net assets acquired equal to purchase price	$ 4,416,891

Purchase price made up as follows:
4,853,113 shares issued at C$1.00 per share	$ 4,410,678
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,213
Total purchase price	$ 4,416,891

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
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

Establishment of International Education Enrollment Center

During the fiscal year ended June 30, 2007, CIBT established a 51% joint venture interest in International Education Enrollment Center, an English training center for teachers based in An Yang, China.  As a result of this transaction, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over five years.

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

c)    Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  The loan is to be used by AIMI for general and administrative purposes.  At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of $0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.  During the period from February 9, 2007 to August 31, 2007, AIMI received subscriptions of $541,232 towards the issuance of a total of 1,381,815 common shares at prices ranging from $0.22 per share to $0.50 per share (subsequently issued).  These shares have diluted the Company’s potential ownership interest in AIMI to 70%.  In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support.  The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both.  Accordingly, for all periods presented subsequent to February 9, 2007, the Company’s financial position and results of operations includes that of AIMI offset by a non-controlling interest representing the actual 100% interest in the outstanding common shares of AIMI.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 4 – MARKETABLE SECURITIES

By agreement dated July 21, 2005, and closed effective September 18, 2005, SE Global Equities Corp. (“SEG”) issued 50,000,000 post consolidation common shares on acquisition of 100% of the issued and outstanding common shares of Sun Media Investments Holding Ltd., a private BVI company (“SMIH”).  In connection with this transaction, SEG issued 5,000,000 common shares as a finder’s fee and in a related transaction, the Company sold 500,000 pre consolidation (250,000 post consolidation) shares of SEG for proceeds of $450,000.  Concurrent with this transaction, SEG consolidated its outstanding shares on a 1 for 2 basis.  As a result of this series of transactions, the Company’s ownership in SEG was reduced from 78.5% to approximately 11% resulting in an effective disposal of the Company’s control position in SEG.  Accordingly, the investment in SNMI for the period subsequent to September 18, 2005 and prior to the adoption of Section 3855 on July 1, 2007, has been reported as marketable securities at the lower of cost and market value.  The Company’s carrying value of the assets and liabilities disposed of as at September 18, 2005 was $47,980 resulting in a gain on sale of discontinued operations of $402,341.  The results of operations and cash flows of SEG for the period from January 1, 2005 to September 18, 2005 have been reported on a discontinued operations basis.  In connection with this transaction, the Company entered into a 24-month management advisory services agreement with SEG.  As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $962,500.

On November 15, 2006, the Company entered into a 12-month management advisory services agreement with SMIH.  As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of SEG with a fair value of $355,000.  To August 31, 2007, the Company has recognized $1,193,597 of consulting income in connection with the management advisory services agreements leaving $123,903 of unearned consulting fees.

At August 31, 2007, the marketable securities consist of 5,907,824 common shares representing 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”).  The investment in NextMart for the period from to September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA handbook Section 3855 whereby the Company’s investment in NextMart will commence being recorded at market value.  On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period.  The the Company recorded a unrealized holding gain into other comprehensive income of $397,179 resulting from the adoption of Section 3855 effective July 1, 2008.

During the period, the Company also acquired a further 240,000 NextMart shares of which 150,000 were also resold during the period.  These shares bought and sold during the period have been classified as held for trading whereby realized gains and losses and unrealized holding gains and losses are included in the determination of net income (loss) for the period.  For the period ended August 31, 2007, the Company recorded realized trading losses of $24,459, realized holding losses in connection with shares held for trading of $15,137 and unrealized losses in connection with shares available for sale of $174,535.

The Components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2007
	Number of Shares	Carrying Value
Trading securities	90,000	$ 27,000
Available-for-sale securities	5,817,824	1,745,347
	5,907,824	$1,772,347
Market price at August 31, 2007		$0.30 per share

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 5 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a $5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector.  Shane advanced to CIBT $5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately $0.93 per share.  The debenture is due three years from issuance and bears interest at a rate of 8% per annum payable quarterly.  Further, the debenture becomes due and payable within six months of CIBT completing a minimum $25 million public offering (the “IPO”).  The rate of interest is subject to escalation to a rate of (i) 20% upon a default on certain payment terms defined in the agreement and (ii) 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement.  The warrants are exercisable for the period ending the earlier of (i) five years from issuance and (ii) six months following the completion of the IPO by CIBT.  In addition, commencing upon CIBT completing the IPO, the warrants can be exercised on a cashless basis.  CIBT paid fees in connection with the placement of this financing totalling $500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants.  CIBT paid additional costs in connection with this financing totalling $545,600.

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

Amount allocated to:	Contributed Surplus	Debt	Total
Proceeds received	$ 1,300,146	$ 3,699,854	$ 5,000,000
Finance fees paid (including agent warrants)	(1216,342)	(829,258)	(1,045,600)
Carrying value at issuance	$ 1,083,804	$ 2,870,596	$ 3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs will be accreted to the face amount of $5,000,000 using the effective interest method.  Under the effective interest method, the effective rate of interest is 31%.  The carrying value of the debt component as at August 31, 2007 is made up as follows:

Carrying value at issuance	$ 2,870,596
Accretion of fair value interest and accrued finance costs	207,540
3,078,136
Less: current portion interest payable at 8%	(45,058)
$ 3,033,078

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 6 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding
Balance at June 30, 2006	35,552,630	$ 17,977,570
- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of subsidiary common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153
Balance at June 30, 2007	47,840,073	26,851,807
- for cash by exercise of warrants at C$0.58 per share	18,182	10,071
Balance at August 31, 2007	47,858,255	$ 26,861,878

Treasury shares held
In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at August 31, 2007, 962,496 common shares with an accumulated cost of $1,082,648 have been recorded as treasury shares held.  On July 12, 2007, the Company sold 800,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to certain directors of the Company at C$1.61 per share (market price) for total proceeds of C$1,288,000.  The average cost to the Company of the treasury shares was C$1.21 per share.  On May 25, 2007, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on May 25, 2008.

Share purchase warrants
As at August 31, 2007, the Company has 4,774,323 share purchase warrants outstanding exercisable at prices ranging from C$0.58 per share to C$0.80 per share exercisable for periods ending from April 5, 2008 to February 13, 2009.

Stock options
As at August 31, 2007, the Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,190,000 shares at prices ranging from C$0.30 per share to C$1.53 per share exercisable for periods ending from June 24, 2008 to June 21, 2012.

Stock-based compensation
During 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$0.58 per share, exercisable for a term of five years subject to vesting at a rate of 25% 12 months after grant, 25% 24 months after grant, 25% 36 months after grant, and the final 25% 48 months after grant.  The fair value of these options at the date of grant totalling $487,141 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%.  The estimated fair value of the options will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 6 – SHARE CAPITAL (cont’d)

Stock-based compensation (cont’d)
On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant.  The fair value of these options at the date of grant totalling $1,218,005 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%.  The estimated fair value of the options will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

The stock-based compensation expenses are summarized as follows:

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
2006 stock option grant	$ 36,932	$ 27,123
2007 stock option grant	150,246	-
	$ 187,178	$ 27,123

Escrow shares
As at August 31, 2007, the Company has no shares held in escrow.

NOTE 7 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, June 30, 2006	$ 844,292
Stock compensation on vesting of stock options	187,990
Surplus from sale of treasury shares	150,316
Fair value of warrants from debenture and warrant financing (Note 5)	1,083,804
Allocated to share capital on exercise of options	(86,153)
Balance, June 30, 2007	$ 2,180,249
Stock compensation on vesting of stock options	187,178
Surplus from sale of treasury shares	290,837
Balance, August 31, 2007	$ 2,658,264

NOTE 8 – RELATED PARTY TRANSACTIONS

As at August 31, 2007, a balance of $46,118 was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  The fair value of the amounts due to related parties is not determinable as they have no repayment terms.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the two month period ended August 31, 2007 the Company and its subsidiaries incurred $90,956 (2006 – $105,620) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT and IRIX.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 8 – RELATED PARTY TRANSACTIONS (cont’d)

Effective February 3, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to a Director of CIBT at a price of $1.00 per share.  As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due February 3, 2016.  Effective July 1, 2006, the Company sold 125,000 common shares of CIBT owned by the Company to the Director of CIBT at a price of $1.00 per share.  As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due July 1, 2016.  Effective September 22, 2006, the Company sold 50,000 common shares of CIBT owned by the Company to the Director of CIBT at a price of $0.85 per share.  As consideration the Company received a promissory note bearing interest at a rate of 3% per annum compounded annually with the principal and accrued interest due September 22, 2016.  In all three transactions, the underlying CIBT shares were placed in custody as security for the amount owing.  As at June 30, 2007, the full amount of the promissory note, including accrued interest, was paid by the Director.  On May 18, 2007, the Director exchanged the 300,000 CIBT shares for 441,000 shares of the Company.

From July 2007 to August 2007, funds totalling $369,511 were advanced to the CEO and private companies controlled by the CEO of the Company.  As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO are being held by the Company as collateral until the funds are repaid.  As at August 31, 2007, $346,875 was owing to the Company by the CEO and private companies controlled by the CEO of the Company.  As at November 5, 2007, the full balance of the amount owing to the Company was repaid by the CEO.

NOTE 9 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

-	Held-to-maturity investments measured at amortized cost using effective interest method;
-	Available-for-sale assets measured at fair value;
-	Assets and liabilities held-for-trading measured at fair value;
-	Loans and receivables measured at amortized cost using effective interest method; and
-	Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at August 31, 2007 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total
Financial Assets
Cash and cash equivalents	$ 13,152,744	$ -	$ -	$ -	$ 13,152,744
Accounts receivable	-	-	551,219	-	551,219
Marketable securities	27,000	1,745,347	-	-	1,772,347
Due from related parties	-	-	346,875	-	346,875
	$ 13,179,744	$ 1,745,347	$ 898,094	$ -	$ 15,823,185
Financial Liabilities
Accounts payable and accrued liabilities	$ -	$ -	$ -	$ 1,713,080	$ 1,713,080
Long-term debt	-	-	-	3,078,136	3,078,136
Due to related parties	-	-	-	46,118	46,118
	$ -	$ -	$ -	$ 4,837,334	$ 4,837,334

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 9 – FINANCIAL INSTRUMENTS (cont’d)

Except for certain marketable securities transactions during the period (refer to Note 4), there were no changes in the classification of the Company’s financial assets and liabilities for the period from adoption (July 1, 2007) to August 31, 2008.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments.  The fair value of the Company’s financial instruments included in current assets and liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of other financial instruments disclosed in the financial statements are based on the Company’s best estimate using present value, quoted market prices, discounted cash flow analysis and other valuation techniques that are significantly affected by the assumptions used concerning the amounts and timing of estimated cash flows and discount rates which reflect varying degrees of risk.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates.  The Company currently has no variable rate debt subject to interest rate risk.  The Company does not currently use derivative instruments to reduce its exposure to interest rate risk.

NOTE 10 – COMMITMENTS

CIBT entered into a lease agreement dated July 24, 2000 on behalf of the Company for the Company’s corporate office space in Vancouver, B.C. with minimum annual rates of C$70,520 for the first year, C$74,046 for the next two years and C$77,572 for the final two years plus taxes and operating costs.   On August 16, 2005, the lease was renewed for a 50 month term (from September 1, 2005 to October 31, 2009).  Under the renewed lease agreement the minimum annual rate for the term of the lease is C$70,520 plus taxes and operating costs.  On February 1, 2007, the lease agreement was assigned to and assumed by the Company.  The Company has estimated future minimum lease payments under this operating lease as follows:

2008	$ 62,242
2009	62,242
2010	20,748
$ 145,232

During 2007, CIBT’s subsidiaries in China entered into various lease agreements in Beijing and Weifang.  CIBT has estimated future minimum lease payments under this operating lease as follows:

2008	$ 132,321
2009	132,321
2010	90,795
2011	43,266
2012	1,803
$ 400,506

NOTE 11 – RISK MANAGEMENT

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

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Company’s ability to repatriate profits from China.

NOTE 12 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
Advertising	$ 177,182	$ 58,587
Bank charges and interest	2,246	1,661
Consulting and management fees	83,725	124,769
Investor relations	30,673	14,528
Office and general	135,534	44,290
Professional fees	14,391	107,591
Rent	52,318	25,784
Salaries and benefits	269,208	205,286
Travel and promotion	41,595	41,059
	$ 806,872	$ 628,555

NOTE 13 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Two Months Ended August 31, 2007	Two Months Ended August 31, 2006
Accounts receivable	$ 99,368	$ 552,380
Prepaid expenses	(525,085)	(88,884)
Accounts payable and accrued liabilities	216,229	(242,411)
Income taxes payable	212,271	33,985
Deferred revenues and fees	1,271,663	670,045
Other assets	(75,793)	55,111
	$ 1,198,653	$ 980,226

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 14 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools and Canada where Irix conducts web design and advertising services.  The Company’s corporate operations are also in Canada.

Industry and Geographic Segments
	Two months ended August 31, 2007				Two months ended August 31, 2006
Amounts in US$	CIBT (China)	IRIX (Canada)	Corporate and other (Canada)	Consolidated	CIBT (China)	IRIX (Canada)	Corporate and other (Canada)	Consolidated
Revenues
Educational	$ 778,951	$ -	$ -	$ 778,951	$ 515,277	$ -	$ -	$ 515,277
Design and advertising	-	359,706	-	359,706	-	148,905	-	148,905
Consulting income	-	-	153,383	153,383	-	-	84,134	84,134
Gain (loss) on marketable securities	-	-	(39,596)	(39,596)	-	-	820,431	820,431
	$ 778,951	$ 359,706	$ 113,787	$ 1,252,444	$ 515,277	$ 148,905	$ 904,565	$ 1,568,747
Net revenues	$ 438,495	$ 151,204	$ 113,787	$ 703,486	$ 252,498	$ 75,227	$ 904,565	$ 1,232,290
Amortization	(40,878)	(4,611)	(342)	(45,831)	(29,692)	(6,308)	(402)	(36,402)
General and administrative	(504,869)	(119,981)	(182,022)	(806,872)	(260,948)	(102,511)	(265,096)	(628,555)
Stock-based compensation	-	-	(187,178)	(187,178)	-	-	(27,123)	(27,123)
Interest on long-term debt	(75,505)	-	-	(75,505)	-	-	-	-
Finance fees – amortization	(80,548)	-	-	(80,548)	-	-	-	-
Gain on subsidiary share issuances and purchases	-	-	-	-	-	-	151,569	151,569
Non-controlling interests	(3,090)	-	50,973	47,883	209	-	(4,768)	(4,559)
Other income	51,122	365	5,858	57,345	1,716	166	10,140	12,022
Income tax provision	(55,166)	-	-	(55,166)	(33,985)	-	-	(33,985)
Net income (loss)	$ (270,439)	$ 26,977	$ (198,924)	$ (442,386)	$ (70,202)	$ (33,426)	$ 768,885	$ 665,257
Total assets	$ 12,971,323	$ 447,089	$ 9,031,796	$ 22,450,208	$ 4,366,888	$ 286,488	$3,612,518	$ 8,265,894
Capital expenditures	$ 89,510	$ -	$ -	$ 89,510	$ 133,123	$ -	$ -	$ 133,123

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”).  The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets	August 31, 2007	June 30, 2007
Total assets under Canadian GAAP	$ 22,450,208	$ 19,909,697
(a) Carrying value of marketable securities	-	397,179
Total assets under US GAAP	$ 22,450,208	$ 20,306,876

Total liabilities under Canadian GAAP	$ 7,168,975	$ 5,633,193
(i) Income tax uncertainties – accrual on adoption	225,150	-
(i) Income tax uncertainties – accrual for the period	4,600	-
Total liabilities under US GAAP	$ 7,398,725	$ 5,633,193

Total shareholders’ equity under Canadian GAAP	$ 14,283,096	$ 13,659,132
(a) Marketable securities – realized and unrealized gains and losses	-	397,179
(i) Income tax uncertainties – accrual on adoption	(225,150)	-
(i) Income tax uncertainties – accrual for the period	(4,600)	-
Total shareholders’ equity under US GAAP	$ 14,053,346	$ 14,056,311

	Two Months Ended August 31,
Consolidated Statements of Operations and Deficit	2007	2006
Net income (loss) under Canadian GAAP	$ (442,386)	$ 665,257
(a) Marketable securities – realized gains and losses	-	(67,274)
(c) Changes in ownership of subsidiary company	-	(151,569)
(i) Income tax uncertainties – accrual for the period	(4,600)	-
Net income (loss) under US GAAP	$ (446,986)	$ 446,414
Basic and diluted earnings (loss) per share under US GAAP	$ (0.01)	$ 0.02

Two Months Ended August 31,
Consolidated Statements of Cash Flows	2007	2006
Net cash provided by operating activities under Canadian and US GAAP	$ 892,041	$ 664,804
Net cash provided by (used in) investing activities under Canadian and US GAAP	$ (161,129)	$ 623,900
Net cash provided by financing activities under Canadian and US GAAP	$ 678,713	$ 207,157
Effect of exchange rate changes under Canadian and US GAAP	$ 8,607	$ 12,047

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	Two Months Ended August 31,
Comprehensive Income (Loss) Under US GAAP	2007	2006
Net income (loss) under US GAAP	$ (446,986)	$ 446,414
(a) Marketable securities – unrealized holding gains and losses	(174,535)	(3,966,788)
(d) Foreign currency translation adjustments under Canadian GAAP	56,444	2,887
Comprehensive income (loss) under US GAAP	$ (565,077)	$ (3,517,487)

(a)  Marketable Securities
For all periods presented to June 30, 2007, under Canadian GAAP, in accordance with the provisions of the CICA Handbook, Section 3050, “Investments”, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at the lower of cost and market.  Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

Effective July 1, 2007, under Canadian GAAP, the Company has adopted the provisions of CICA Handbook, Section 3855, “Financial Instruments – Recognition and Measurement”.  In accordance with Section 3855, the Company initially designated its investments in equity securities over which it does not exercise control or significant influence (the “NextMart” shares) as available-for-sale financial assets which are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in earnings.  During the period, the Company acquired additional NextMart shares, some of which were also sold during the period.  The shares resulting from these transactions were classified as trading securities with all trading gains and losses and unrealized holding gains and losses included in the determination of net income (loss) for the period.

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

·
Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).

·
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

·	Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.
·
Available-for-sale securities are carried at fair market value with all realized gains and losses included in the determination of net income (loss) for the period.  Unrealized holding gains and losses are included in accumulated other comprehensive income, a separate component of shareholders’ equity, and are included in the determination of comprehensive income (loss) for the period.

·
Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

As described in Note 4, the Company owns shares of NextMart Inc. (formerly Sun New Media Inc. (“SNMI”)), a US public company whose shares are listed on the OTC Bulletin Board which have been classified under US GAAP as follows:

	August 31, 2007		June 30, 2007
	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Trading securities	90,000	$ 27,000	-	$ -
Available-for-sale securities	5,817,824	1,745,347	5,817,824	1,919,882
Restricted securities	-	-	-	-
	5,907,824	$ 1,772,347	5,817,824	$ 1,919,882

The trading prices of the SNMI shares were as follows:

August 31, 2007	June 30, 2007
$0.30 per share	$0.33 per share

(b)  Current Liabilities
US GAAP requires separate disclosure of all current liabilities in excess of 5% of total current liabilities. As this disclosure is not required under Canadian GAAP, the following table has been provided:

	August 31, 2007	June 30, 2007
Trade accounts payable	$ 771,967	$ 943,010
Income taxes payable	284,897	230,043
Accrued educational costs	841,342	331,680
Deferred educational revenue	1,685,888	423,248
Unearned consulting fees	123,903	276,923
Current portion of capital lease obligation	17,919	17,946
Current portion of long-term debt	45,058	80,375
Payroll and related liabilities	50,715	150,369
Due to related parties	46,118	84,087
Other current liabilities	206,473	78,305
Total current liabilities	$ 4,074,280	$ 2,615,986

(c)  Changes of Ownership of Subsidiaries
In accordance with the provisions of the CICA Handbook, section 1600, “Consolidated Financial Statements”, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period under Canadian GAAP.  Under US GAAP and in accordance with the provisions of SEC Staff Accounting Bulletin Topic 5:H “Accounting for Sales of Stock by a Subsidiary”, such gains and losses should be recorded as capital transactions when they are considered part of broader corporate reorganization and when the likelihood of realization is uncertain.  Accordingly, the Company has recorded the subsidiary share transactions, where realization is uncertain, as capital transactions under US GAAP.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(d)  Foreign Currency Translation
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

(e)  Comprehensive Income (Loss)
Under US GAAP, the FASB has issued SFAS No. 130, “Reporting Comprehensive Income”, which requires that an enterprise report, by significant components and as a single total, the change in its net assets during the period from non-owner sources.  Under US GAAP, the significant components of the Company’s comprehensive income (loss) for the periods are (i) net income (loss) for the period as determined under US GAAP, (ii) unrealized holding gains and losses on its available-for-sale securities (net of estimated future income tax effect), and (iii) foreign currency translation adjustments resulting from the translation of self-sustaining foreign operations using the current rate method in accordance with Canadian GAAP.  Commencing July 1, 2007, the Company has adopted CICA 1530 – “Comprehensive income” which requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized

(f)  Accounting for Joint Ventures
As described in more detail in Note 3(a), during 2007 CIBT established a 51% joint venture interest in International Education Enrollment Center in An Yang, China.  As the entity is jointly controlled by both parties, the Company accounted for this joint venture using the proportionate consolidation method under Canadian GAAP.  Under US GAAP, the Company would be required to account for its interest in this joint venture using the equity method.  However, the effect if any, of reconciling potential differences in accounting for this joint venture between Canadian GAAP and US GAAP has not been included in this reconciliation as permitted in accordance with the rules to Form 20-F Item 17. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

(g)  Accounting for Share Purchase Warrants
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

(h)  Accounting for Stock-Based Compensation
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

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(i)  Accounting for Uncertainty in Income Taxes
On July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company has recorded the cumulative effect adjustment as a $225,150 decrease to opening retained earnings, with no restatement of prior periods. During the two months ending August 31, 2007, an adjustment to increase income tax expense by $4,600 was recorded in accordance with U.S. GAAP.

(j)  Recent Accounting Pronouncements – US GAAP
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning July 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157, but does not expect that it will have a material impact on its financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 159, but does not expect that it will have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact SFAS 141 (Revised) will have on the Company’s financial position or results of operations upon adoption.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact SFAS 160 will have on the Company’s financial position and results of operations upon adoption.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position or results of operations.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(j)  Recent Accounting Pronouncements – US GAAP (cont’d)
In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts" ("SFAS 163”). SFAS 163 clarifies how SFAS 60, Accounting and Reporting by Insurance Enterprises applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for the Company’s annual and interim period commencing after December 12, 2008, except for disclosures about an insurance enterprise's risk-management activities, which are effective for the Company’s first interim period commencing after May 2008.  The Company does not expect the adoption of SFAS 163 to have a material impact on the Company’s financial position, cash flows and results of operations.

(k)  International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 16 – SUBSEQUENT EVENTS

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

Effective December 10, 2007, Shane exercised their 5,361,667 share purchase warrants resulting in proceeds payable to CIBT of $5,000,000.  CIBT and Shane agreed that the amounts owing to Shane would be forgiven as consideration for the exercise of the warrants.  Also during the period, CIBT paid all interest owing to Shane totalling $280,096.  The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	$ 2,870,596
Accretion of fair value interest and accrued finance costs	162,309
Balance at June 30, 2007	3,032,905
Accretion of fair value interest and accrued finance costs	437,212
Interest payments	(280,096)
Balance at December 10, 2007 before repayment	3,190,021
Accelerated amortization on repayment of debt	1,809,979
5,000,000
Less: repayment	(5,000,000)
Balance at December 10, 2007	$ -

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 16 – SUBSEQUENT EVENTS (cont’d)

Shane’s exercise of the share purchase warrants for 5,361,667 common shares of CIBT reduced the Company’s ownership in CIBT to 78.1%.  Immediately following this transaction, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares.  The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.  These transactions are summarized as follows:

    (a)   CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of $5,000,000 which was effectively used to repay the $5,000,000 debt;
    (b)   The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares with an estimated fair value of $17,951,856 (C$17,600,000).

Effective December 17, 2007, the Company acquired, through Sprott-Shaw Degree College Corp. (“SSDC”) (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).  The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada.  In addition, the business has locations in Vietnam, the Philippines, Jordan and China.

As consideration the Company has paid an initial amount to the vendors of $7,428,954 with a further C$1,000,000 being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to:

    (a)   the satisfaction of certain conditions; and
    (b)   adjustments based on the final determination of the working capital acquired at the time of closing.

In addition to the C$1,000,000 being held in escrow, the Company has agreed to pay a total of C$1,158,999 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the “SSCC Business”):

(a)
up to C$386,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization calculated in accordance with Generally Accepted Accounting Principles (the “EBITDA”) is equal to or exceeds C$2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to a maximum of C$386,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)
up to a maximum of C$386,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

The additional consideration will be reduced if the EBITA is less than C$2,300,000 for the first two fiscal years following closing.

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired
Accounts receivable	$ 5,358,961
Inventory	691,294
Prepaids and other current assets	374,340
Property and equipment	2,330,153
Goodwill	12,434,804
Bank overdraft	(115,136)
Accounts payable and accrued liabilities	(2,119,553)
Deferred revenue	(9,983,945)
Long term debt and lease obligations	(1,054,141)
Net assets acquired equal to purchase price	$ 7,916,777

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2007 AND 2006
UNAUDITED
(Amounts in US Dollars)

NOTE 16 – SUBSEQUENT EVENTS (cont’d)

Fair Value of Assets Acquired
Net assets acquired equal to purchase price	$ 7,916,777
Made up as follows:
Cash purchase price	$ 7,428,954
Other transaction costs	487,823
Total purchase price	$ 7,916,777

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at C$1.90 per unit for total proceeds of C$2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  The Company paid C$19,950 in fees and commissions, and 22,500 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from C$1.70 per share to C$2.00 per share, exercisable for a term of three years.

In April 2008, the Company received approval from the American Stock Exchange to list its common shares on the exchange under the symbol “MBA”.  On April 11, 2008, the Company’s common shares commenced trading on the American Stock Exchange.  The Company’s Canadian trading symbol on the TSX Venture Exchange was changed to “MBA” to be consistent with the American Stock Exchange.

On April 30, 2008, the Company acquired certain business assets of Tourism Training Institute (“TTI”), an accredited education institution headquartered in Vancouver, Canada, with branch offices in Beijing, China.  TTI is an established educator and has been in operation for 19 years in Canada and for four years in China.  For C$230,000, the Company acquired selective assets, including approvals and licenses, but no liabilities of TTI.  TTI’s Canadian operations will be integrated with SSDC’s operations in Canada, and TTI’s China operations will be integrated with CIBT’s operations in China.

In April 2008, the Company issued 1,277,273 common shares on the exercise of share purchase warrants at C$0.58 per share and 25,000 common shares on the exercise of stock options at C$0.50 per share for total proceeds of C$753,318.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of Sprott-Shaw Community College, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

ITEM 19.  Exhibits

Exhibit Number	Description
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT Education Group Inc.
(Registrant)

SIGNATURES	TITLE	DATE

/s/ Toby Chu		September 26, 2008
Toby Chu	Director, President, Chief Executive Officer

/s/ Tim Leong		September 26, 2008
Tim Leong	Director, Chief Financial Officer, Principal Accounting Officer, Secretary, Senior Vice President