Form 20-F
period 2008-08-31
CIBT Education Group Inc.
filed 2009-03-17
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended August 31, 2008

Commission file number: 000-31557

CIBT EDUCATION GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of the close of the period of this annual report, August 31, 2008:  64,109,297 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                  Accelerated filer ☐              Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐            International Financial Reporting Standards as issued by the IASB ☐ Other ☒

If “Other” has been checked in response to the previous question, Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐   No ☒

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No ☐

Note Regarding Forward Looking Statements

This annual report, any supplement to this annual report, and the documents incorporated by reference include “forward-looking statements”. To the extent that the information presented in this annual report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” and “Operating Results” sections of this annual report.

These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this annual report, you should keep in mind the cautionary statements in the “Risk Factors” and “Operating Results” sections, and other sections of this annual report. Factors that could cause actual results to differ materially from any forward-looking statements include:

•	our anticipated strategies for growth;
•	our ability to manage our planned growth and integrate new business opportunities into our existing operations;
•	our need for additional capital to expand our operations;
•	our dependence on key personnel, CIBT center facility providers and educational service providers in China and the U.S.;
•	our ability to compete effectively with competitors that have greater financial, marketing and other resources;
•	risks involving the Chinese legal system, tax system, and foreign currency limitation;
•	risks related to government regulations and approvals of private providers of educational services in China; and
•	the risk of a decline in the Chinese educational market due to economic and political factors which are out of our control.

All forward-looking statements included in this document are based on information available to us on the date hereof. It is important to note that our actual results could differ materially from those included in such forward-looking statements.

CIBT Education Group Inc.

As used in this annual report, unless the context otherwise requires, “we”, “us”, “our” and “CIBT Education Group” refers to CIBT Education Group Inc. (formerly Capital Alliance Group Inc. until November 14, 2007) and its subsidiaries or any one of them as the context requires and their respective interests in joint ventures. All dollar amounts refer to U.S. dollars unless otherwise indicated.

On June 26, 2008, we decided to change our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw Degree College Corp., our major subsidiary that operates under the name Sprott-Shaw Community College, and to coincide with the fiscal year end date commonly used in the educational services industry.

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP), which differs in certain significant respects from U.S. GAAP.  Our financial statements are stated in U.S. dollars. Financial information presented in this annual report should be read in conjunction with our financial statements and the notes thereto included elsewhere in this annual report, including our audited consolidated financial statements for the two months ended August 31, 2007, the twelve months ended August 31, 2008, the fiscal year ended June 30, 2007, and the six months ended June 30, 2006. Reference is made to Note 21 in our audited consolidated financial statements for the fiscal period ended August 31, 2008 for an explanation of all material differences between Canadian GAAP and U.S. GAAP in the 2008 fiscal year.

As of August 31, 2008, we had 64,109,297 shares of common stock issued and outstanding. As of August 31, 2008, there were outstanding options and warrants to purchase a total of 9,955,385 of our common shares.

Our shares are traded under the symbol “MBA” on the NYSE Amex (formerly the American Stock Exchange), and on the TSX-Venture Exchange in Canada.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

Our current business operations include education and media communications conducted by our three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp (“Sprott-Shaw”), and IRIX Design Group Inc. (“IRIX”). For the fiscal period ended August 31, 2008, we generated net revenues of $18,701,575, but incurred a net loss of $5,206,435.

Subsidiaries

The following table describes our three subsidiaries and indicates the percentage of votes we held in each as of August 31, 2008:

Subsidiary	Date of Incorporation	Place of Incorporation	Percentage of Ownership and Votes	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia, Canada	99.9%	Providing education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia, Canada	100%
Our primary operating company in charge of our education and training businesses in Canada and parts of Asia. Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College.

IRIX Design Group Inc.	October 5, 1994	British Columbia, Canada	51%
Providing graphic design and advertising services in Canada, as well as in the U.S. and Hong Kong through IRIX’s wholly owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong Company.

CIBT and Sprott-Shaw

CIBT generated approximately 26% of our revenues for the fiscal period ended August 31, 2008, compared to 75% for fiscal year ended June 30, 2007. Sprott-Shaw generated approximately 68% of our revenue in fiscal 2008.

Through CIBT and Sprott-Shaw, we provide educational and training programs in China, Canada and other countries. We provide educational programs to domestic students, as well as recruit international students primarily in China to complete part-time studies in their home country followed by full-time studies in Canada in a degree granting program.

Our cash holdings as of August 31, 2008 are $10,270,302, and we have long-term debt of $557,470, assumed as part of our acquisition of Sprott-Shaw, which is broken down into a current portion of $547,774 due in the next 12 months and a long-term portion of $9,696. We plan to utilize our strong cash position to expand our education business by seeking out acquisition opportunities in Asia during the global economic downturn. We have announced a number of acquisitions and partnerships, including the following:

•
acquired all assets and revenues of Concordia Career College and Modus International Language Institute, two career and language training schools in Vancouver, Canada that target the Korean, Japanese and Latin American markets.

•
established academic partnership with Vancouver Community College and Thompson Rivers University allowing students completing the two-year Business Administration and Computer Sciences programs with CIBT in China to continue their baccalaureate studies at Thompson River University after successfully completing a 9 to 12 month English upgrading and learning competency training program at Vancouver Community College.

•
entered into a cooperation agreement with Far Eastern University in the Philippines to establish a CIBT Education Center, offering the Resident Care Attendant and Practical Nursing programs in English, within the facilities of Far Eastern University in Manila.

•
entered into an agreement with Quest University Canada for Sprott-Shaw to manage the university’s administrative and financial functions and help recruit students to enroll in our 2+2 Bachelor Degree Program.

•
launched 1+1 Master Degree program at CIBT’s locations in Beijing, China in cooperation with Beijing University of Technology. Our locations in China will focus on developing our students’ knowledge of economics and business principles, communication skills and academic English skills, and then students will complete their Masters program in business, management and finance at the London Metropolitan University or Bango University in the UK.

•
signed cooperative joint program agreements with 9 new partners in the hotel and tourism division in China for the provision of a range of services including professional certification, course exchanges or ongoing training contracts.

•
acquired, through Sprott-Shaw, Pan Pacific English College, an English language college located in Victoria, Canada, targeting the Japanese and Latin American ESL student market. We plan to offer our CIBT programs at Pan Pacific in the future.

We also plan to continue offering our current programs, develop new programs and lease new campuses. We currently have approximately 6,482 students enrolled in our 40 locations (inclusive of campuses and CIBT centers/Alliance locations). We have obtained all approvals from the Chinese authorities to conduct our education business in China and all approvals and accreditations required from Canadian authorities to conduct our education business in Canada. There are a number of factors, described in detail under the section entitled “Risk Factors” in this annual report, which may impact our operations in China, including risks involving:

•	the Chinese legal system, tax system, and foreign currency limitation;
•	government regulations and approvals of the Chinese educational system; and
•	a possible decline in the Chinese educational market due to economic and political factors which are out of our control.

IRIX
IRIX provides graphic design, advertising and multi-media services in Canada, the U.S. and Hong Kong. Its client base includes businesses engaged in the banking, financial, insurance, securities, realty and e-marketing sectors. Some of IRIX’s services include:

•	corporate identity development
•	advertising campaigns
•	television commercials
•	printing services
•	marketing support
•	website development
•	web application development
•	internet advertising
•	online marketing

Future Plans

For the next twelve months (beginning September 2008), we plan to:

•	continue expanding our education operations in China and other parts of Asia
•	continue our current programs
•	develop new programs
•	market our programs
•	establish new centers, and
•	find and establish relationships with new CIBT center facility providers and educational service providers.

We believe we can generate revenues from our education and advertising businesses over the next year to cover our operation costs, but we may still need additional financing to carry out our expansion plan.

Over the next twelve months (beginning September 2008) we estimate our expansion expenses will be significant as we continue to expand our education business by acquiring  and opening new campuses; opening a few new CIBT centers will cost approximately $2 million; undertaking another major acquisition can cost $5 million or more. As of August 31, 2008, we had approximately $10.3 million in cash and cash equivalents. We estimate that we will require additional financing of approximately $7 million to undertake our expansion plan. However, cost-overruns in excess of our planned expenditures may result in the need for additional financing, or we may underestimate the expenses we will need for our planned expansion. Accordingly, there is uncertainty about our ability to successfully carry out our expansion plan in full.

A.      Selected Financial Data1

The following selected financial data has been extracted from our audited consolidated financial statements for the fiscal period ended August 31, 2008, the twelve months ended June 30, 2007, the six month transition period ended June 30, 2006, and the fiscal years ended December 31, 2005 and 2004.

Refer to Note 21 of our audited consolidated financial statements for the fiscal period ended August 31, 2008 for an explanation of all material differences between Canadian GAAP and U.S. GAAP. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5. Operating and Financial Review and Prospects”.

On June 26, 2008 we announced that we changed the date of our fiscal year end from June 30th to August 31st. Our financial statements are reported in U.S. dollars, but our operations are conducted in Canadian dollars. This results in an other comprehensive income or loss for any given reporting period.

Refer to Note 2 and Note 21 of our consolidated financial statements for the two months ended August 31, 2007 and twelve months ended August 31, 2008 for an explanation of the adoption of new accounting policies. There was no significant impact to our operations upon adoption of these new accounting policies.

1 This section should be read in conjunction with the changes in our accounting policies described in Note 2 to our consolidated financial statements for the twelve months ended August 31, 2008.

Canadian GAAP (in thousands of dollars except per share data)
Consolidated Income Statement Data	Twelve Months Ended August 31	Twelve Months Ended June 30	Six Months Ended June 30	Years Ended December 31,
	2008 (U.S.$)	2007 (U.S.$)	2006 (U.S.$)	2005 (U.S.$)	2004 (U.S.$)
Revenues	30,783	8,211	2,572	4,189	5,111
Direct costs	11,925	4,049	1,498	2,192	3,550
Net revenues	18,858	4,162	1,075	1,997	1,561
Other revenues	-	1,402	1,108	301	143
Expenses	22,299	5,418	1,850	3,315	3,741
Income (loss) from continuing operations	(4,685)	411	275	(591)	(2,179)
Income (loss) from discontinued operations	-	-	-	295	-
Net income(loss)	(5,033)	196	275	(296)	(2,036)
Basic and diluted earnings (loss) per share	(0.09)	0.01	0.01	(0.01)	(0.07)

Canadian GAAP (in thousands of dollars except per share data)
Consolidated Balance Sheet Data	As at August 31,	As at June 30,	As at June 30,	As at December 31,
	2008 (U.S.$)	2007 (U.S.$)	2006 (U.S.$)	2005 (U.S.$)	2004 (U.S.$)
Current Assets	17,279	14,177	4,705	4,463	3,086
Current Liabilities	17,098	2,616	2,378	3,275	2,042
Working Capital	180	11,561	2,327	1,188	1,045
Other Assets	23,501	5,733	2,222	1,685	1,033
Total Assets	40,780	19,910	6,927	6,148	4,119
Capital Lease Obligations	55	65	79	10	-
Long-term Debt	548	2,953	-	-	-
Non-controlling Interests	1,264	617	837	863	390
Total Liabilities	19,648	6,251	3,294	4,147	2,432
Shareholders’ Equity	21,132	13,659	3,633	2,001	1,687
Share Capital	41,017	26,852	17,978	16,658	16,232

The following selected data has been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.  Please read the selected data, in conjunction with Note 21 to our audited consolidated financial statements for the twelve months ended August 31, 2008 to fully understand all material differences between Canadian GAAP and U.S. GAAP.

Consolidated Statement of Operations	12 months ended August 31, 2008 (U.S.$)	12 months ended June 30, 2007 (U.S.$)	6 months ended June 30, 2006 (U.S.$)	12 months ended December 31, 2005 (U.S.$)
Net income (loss) under Canadian GAAP	(5,032,871)	196,160	275,414	(296,097)

(a) Marketable securities - realized gains and losses	-	(280,834)	(229,841)	(311,975)
(b) Marketable securities - Impairment in value	822,650	-	-	-
(c) CIBT revenue recognition	-	-	160,141	9,248
(d) Changes in ownership of CIBT	(2,162,679)	(128,301)	81,294	(508,005)

Net income (loss) under U.S. GAAP	(6,372,900)	(212,975)	287,008	(1,106,829)

Basic and diluted earnings (loss) per share under U.S. GAAP	(0.13)	(0.01)	0.01	(0.04)

Comprehensive Income (Loss) Data	12 months ended August 31, 2008 (U.S.$)	12 months ended June 30, 2007 (U.S.$)	6 months ended June 30, 2006 (U.S.$)	12 months ended December 31, 2005 (U.S.$)
Net income (loss) under U.S. GAAP	(6,372,900)	(212,975)	287,008	(1,106,829)

(a) Marketable securities – unrealized holding gains and losses	(1,045,294)	(14,952,733)	3,894,083	12,176,049
(b) Foreign currency translation adjustments under Canadian GAAP	(520,509)	705,742	(17,840)	17,366

Comprehensive net income (loss) under U.S. GAAP	(7,938,703)	(14,459,966)	4,163,251	11,086,586

Consolidated Statements of Cash Flows	12 Months ended August 31, 2008 (U.S.$)	12 Months ended June 30, 2007 (U.S.$)	6 Months ended June 30, 2006 (U.S.$)
Net cash provided by (used in) operating activities under Canadian and U.S. GAAP	(1,397,788)	(879,407)	(1,203,304)
Net cash provided by (used in) investing activities under Canadian and U.S. GAAP	(8,401,290)	1,579,827	473,278

Net cash provided by financing activities under Canadian and U.S. GAAP	6,074,117	7,555,650	1,069,880
Effect of exchange rate changes under Canadian and U.S. GAAP	264,475	733,812	(15,729)

Consolidated Balance Sheets	As at August 31, 2008	As at June 30, 2007	As at June 30, 2006
Total assets under Canadian GAAP	40,780,127	19,909,697	6,926,844

(a) Carrying value of marketable securities	-	397,179	15,630,746

Total assets under U.S. GAAP	40,780,127	20,306,876	22,557,590

Total liabilities under Canadian and U.S. GAAP	18,384,753	5,633,193	2,456,598

Total shareholders’ equity under Canadian GAAP	21,131,807	13,659,132	3,633,345

(a) Marketable securities – realized and unrealized gains and losses	-	397,179	15,630,746

Total shareholders’ equity under U.S. GAAP	21,131,807	14,056,311	19,264,091

B.      Capitalization and Indebtedness

Not Applicable.

C.      Reasons for the Offer and Use of Proceeds

Not Applicable.

D.      Risk Factors

In addition to other information in this annual report, the following risk factors should be carefully considered in evaluating our business because such factors may have a significant impact on our operating results and financial condition. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. Also, actual results could differ materially from those projected in any forward looking statements.

Risks Related to Our Businesses

We conduct our business activities in various foreign jurisdictions, which exposes us to the risk of foreign investigations, claims and tax reviews.

Our activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, our goals over the next 12 months include expanding our presence in some foreign jurisdictions.  As a result, we could be involved in various foreign investigations, claims and tax reviews that arise in the ordinary course of our business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favour.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes. Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose extremely severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operation.

If we are not able to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of students enrolled in our courses and the amount of course fees that our students are willing to pay. Our ability to continue increasing our student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns.

Our business is seasonal in nature and we receive the bulk of our cash flows at the beginning of each new school term. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in China and Canada, principally due to seasonal enrollment patterns. Our fourth quarter results for the three months ended August 31, 2008 will generally be quite low as few students are enrolled in courses over the summer.

Changes in our total student population may influence our quarterly results of operations. Our student population varies as a result of new student enrollments, graduations and student attrition.

Our institutes’ academic schedule generally does not affect our costs and our costs do not fluctuate significantly on a quarterly basis. Fluctuations in quarterly results, however, may impact management's ability to accurately project the available cash flows necessary for operating and growing expenses through internal funding. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students. Our operating results have fluctuated and may continue to fluctuate widely.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We plan to pursue a number of different strategies to expand our operations, including acquiring existing education institutions that align with our business plan, exporting our Sprott-Shaw and CIBT programs to Asia, expanding our network of agents who recruit students on our behalf, importing international students to Canada who will pay international fees, thereby generating more revenues than domestic students, enhancing our infrastructure in China and Canada, and opening additional campuses worldwide. As of August 31, 2008, we have increased the number of our campuses in China to seven, and the number of our CIBT centers/Alliance locations in China to seven. Three of these CIBT center/Alliance locations have been set up and the rest are under construction.

 We also acquired Sprott-Shaw in December 2007 and have expanded its program offerings and partnerships. The rapid pace at which we have expanded and plan to continue expanding in the future may place substantial demands on our management, faculty, operational, technological and other resources. In particular, we may face challenges in the following areas:

•	control costs and develop operating efficiencies to manage the financial side of our expansion;
•	maintaining the consistency of our teaching quality and our culture to ensure that recognition of our brands do not suffer;
•	improving our existing operational, administrative and technological systems and our financial and management controls;
•	recruiting, training and retaining additional qualified teachers and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets;
•	continue marketing the CIBT and Sprott-Shaw brands to recruit new students for existing and future learning centers; and
•	obtain the necessary government approvals to operate in new countries;

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities or effectively run our existing operations, which in turn may have a material adverse impact on our financial condition and results of operations.

The continued success and growth of our business depends upon recognition of our “CIBT” and “Sprott-Shaw” brands. If we are not able to maintain and enhance our brands, our business and operating results may be harmed.

We believe that our history of successful operations and innovative course offerings such as our 1+1 and 2+2 Masters programs have helped develop brand recognition of our “CIBT” and “Sprott-Shaw” brands and create a competitive advantage for us in our key markets. In the future, we will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other parts of Asia. As we continue to expand our operations, maintaining the quality of our teaching and program offerings may be difficult to achieve.

We have initiated campaigns to promote our brand, but we cannot be certain that these efforts will continue to be successful.  If we are unable to further enhance our brand recognition and increase awareness of our programs and services, our business and results of operations may be adversely affected.

Risks Related to Doing Business in China

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

Although we report our financial results in U.S. dollars, our functional currency is the Canadian dollar and the majority of our sales and operating costs are denominated in either RMB or Canadian dollars. In addition, we are exposed to currency exchange risk on those of our assets and liabilities denominated in RMB or U.S. dollars. As our financial statements are reported in U.S. dollars, any change in the value of the U.S. dollar relative to the Canadian dollar during a given financial reporting period could give rise to material fluctuations in reported comprehensive income or loss resulting from the translation of our financial statements from the Canadian dollar functional currency to the U.S. dollar reporting currency.

Effective September 1, 2008 we reverted our reporting currency to Canadian dollars, which will reduce fluctuations in reported comprehensive income or loss for reporting periods ending after this date.

Fluctuation in the value of RMB may have a material adverse effect on our operation.

The value of RMB against the Canadian dollar or U.S. dollar may fluctuate and is affected by, among other things, changes in political and economic conditions in China as well as the global economy. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar during the latter half of 2008 as the U.S. dollar has depreciated against other major currencies as a result of the global economic credit crisis. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt a more flexible currency policy, which could result in a further revaluation of the RMB against other currencies, including the U.S. dollar. As our Chinese business continues to grow, a greater portion of our revenues and costs will be denominated in RMB, while our consolidated financial statements are denominated in U.S. dollars. We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

We depend upon the acquisition and maintenance of numerous approvals to conduct our business in China. Failure to obtain or renew these approvals will adversely affect our operation in China.

We are dependent upon numerous approvals in China, including, without limitation, campus approvals, and program approvals, to conduct our business.  While we believe that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals will have a material adverse impact on our business and financial condition. It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business and operation, which could prevent us from obtaining or renewing our governmental approvals. Accordingly, we may have to cease our education business in China and you may lose your entire investment.

Uncertainties with respect to the Chinese legal system could adversely affect us.

Our operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not relied upon as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time.  Chinese authorities could assert that any portion or all of our existing or future ownership structure and business violate existing or future Chinese laws and regulations and require us to curtail or cease our operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis, or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find us to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

•	levying fines;
•	revoking our business licenses and other approvals;
•	requiring us to restructure our ownership or operations; and
•	requiring us to discontinue any portion or all of our education business in China.

Our financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to us.

We are subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect our results of operations.

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

We and our subsidiaries may not be able to enforce our agreements in China, which could have a negative impact on our operations.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we conduct a significant portion of our operations in China and most of our directors and officers reside outside of the U.S.

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

We expect that any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of our Common stock denominated in Canadian or U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert Canadian or U.S. dollars into RMB for such purposes.

Our Chinese business may fail due to loss of our CIBT center facility providers and educational service providers.

We are heavily dependent on facilities and services provided by certain of our third party service providers (“educational service providers”) in China and the U.S. Since June 2007 we have started to establish mini-campuses to deliver our programs via video conferencing (“CIBT centers”). We plan to have established over 50 teaching locations in China by 2010, so we will be heavily dependent on facilities provided by certain third party universities or colleges (“CIBT center facility providers”) to set up our CIBT centers. We cannot be assured that the cooperation agreements with the educational service providers and CIBT center facility providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers and CIBT center facility providers. If we lose our current educational service providers and CIBT center facility providers, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, and this may materially and adversely affect our operations.

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth over the past decade, the pace of such growth has been slowing over the past year at an accelerating rate. The Chinese government is reducing interest rates, but the effect of this and other measures in light of the global economic credit crisis, and the reduced availability of credit, are uncertain. If China’s economy continues to slow at an accelerated pace, unemployment could increase which may impact the ability of our graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in our programs, which could in turn adversely impact our business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by Sprott-Shaw; however, it we may also benefit as more people seek to upgrade their skills or retrain. This may generate higher demand for our courses and programs, thereby increasing our revenues. IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue less methods of advertising.

Our operations are subject to various litigation risks that could increase our expenses, impact our profitability and lower the value of your investment in us.

Although we are not currently involved in any litigation, the nature of our operations exposes us to possible future litigation claims. There is a risk that any claim could be adversely decided against us, which could harm our financial condition and results of operations. Similarly, the costs associated with defending against any claim could dramatically increase our expenses, as litigation is often very expensive. Possible litigation matters may include, but are not limited to, workers’ compensation, insurance coverage, property rights or injuries to students in our facilities. Should we become involved in any litigation we will be forced to direct our limited resources to defending against or prosecuting the claim(s), which could impact our profitability and lower the value of your investment in us.

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, and Tim Leong, our Chief Financial Officer, and the relationships they have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in China and Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

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

The education and advertising markets in which we compete are intensely competitive. We expect significant competition from the existing competitors in the education and advertising markets, most of which are substantially larger and have greater operating histories and records of successful operations; greater financial resources, technical expertise, managerial capabilities and other resources; more employees; and more extensive facilities than we have or will have in the foreseeable future. Our operation may fail due to our inability to compete with existing competitors in these rapidly changing markets.

We may need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plan or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan.  We estimate that we will need financing of approximately $7 million to complete our proposed expansion plan for the next year. We had cash and cash equivalents of approximately $10.2 million as of August 31, 2008. We believe we can generate net revenues and net profit over the next 12 months; however, we may need financing in excess of the planned amount of $7 million if we dramatically underestimate the costs involved with expanding. Should this occur, we plan to obtain the necessary funds by private placements or loans, if need be.  We may not be able to raise those amounts from our planned sources. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether. Expending our cash resources on expansions could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Our ability to obtain additional financing is subject to a number of factors, including the market condition and their impact on the market price of our common stock, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, the political and economic environments of countries where we are doing business. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiaries CIBT or Sprott-Shaw, as a vehicle to build new campuses or schools to expand our education business in China and other countries. We are always seeking out new business acquisitions, partnership opportunities and joint ventures to expand our operations. Our management is unable to predict whether or when any other future strategic transactions will occur or the likelihood of any particular transaction being completed on favorable terms and conditions.

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

Advertising and graphic design companies, in general, are dependent upon economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in advertising by the banking financial, insurance and securities industries. Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions. Our advertising revenues from the real estate industry constituted approximately 50% of IRIX’s overall revenues. A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general. As a result, our actual consolidated results of operations may be adversely impacted by a decline in economic conditions.

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

The issuance of shares upon the exercise of options and warrants may result in dilution to the interests of other stockholders. As of August 31, 2008, there were outstanding options to purchase 4,535,000 shares of our common stock at exercise prices ranging from C$0.50 to C$2.00 (US $0.47 to $2.13) per share, with expiry dates ranging from 2008 to 2012; a total of 2,657,500 of these outstanding options were exercisable as at August 31, 2008.  There were outstanding warrants to purchase 5,420,385 shares of our common stock at exercise prices ranging from C$0.75 to C$2.25 (US $0.80 to $2.40) per share, with expiry dates ranging from 2009 to 2010. If all outstanding options and warrants were exercised, our issued and outstanding share capital would increase by 9,955,385 shares, or approximately 16% based on 64,109,297 shares of our common stock outstanding as of August 31, 2008. This would result in an immediate dilution to our existing shareholders. Conversion of the outstanding options and warrants may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

Since our directors, officers and business assets are located in Canada and overseas, you may be limited in your ability to enforce U.S. civil actions against them. You may not be able to receive compensation for damages to the value of your investment caused by wrongful actions by our directors.

Our business assets are located in Canada and overseas, and our directors and officer are residents of Canada. Consequently, it may be difficult for U.S. investors to affect service of process on our directors or officers within the United States or to enforce a civil judgment of a U.S. court in Canada or other countries in which we operated if a court in such other jurisdictions, including Canada, determines that the U.S. court in which the judgment was obtained did not have jurisdiction in the matter. There is also substantial doubt whether an original action predicated solely upon civil liability may successfully be brought in Canada or another country against any of our directors, officers or assets. As a result, you may not be able to recover damages as compensation for a decline in the value of your investment.

Our stock is considered a penny stock and is traded on the TSX Venture and the NYSE Amex, which are speculative in nature. You may have difficulty reselling your shares or the price of your shares could decline.

The TSX Venture and the NYSE Amex are known as a risk capital exchanges where shares of speculative companies are often brought to market and traded. The liquidity and depth of the market of the TSX Venture and NYSE Alternext may be dependent upon a substantial number of factors including the economies in Canada and the United States, the desire of investors to enter into a speculative market, and the desire of broker-dealers to sell penny stocks. This may affect the pricing of our securities.

Our shares are classified as penny stocks and are covered by Section 15(g) of the Exchange Act, which imposes additional sales practice requirements on brokers-dealers who sell our securities in the aftermarket. For sales of our securities, the broker-dealer must make a special suitability determination and receive from you a written agreement prior to making a sale for you. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede their resale in the secondary market. This could prevent you from reselling your shares and may cause the price of the shares to decline.

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

We are required to value our marketable securities holdings at market value, instead of at the lower of cost and market value (in Canada this change in accounting policy took effect on July 1, 2007; such requirements were already in effect under U.S. GAAP).
Fluctuation of the market price of marketable securities could adversely impact our net income. As of August 31, 2008, we owned 5,862,824 common shares representing approximately 7% of NextMart Inc., formerly Sun New Media Inc. (OTCBB: NXMR), having a market value of approximately $175,885. The quoted market value of our 5,862,824 common shares in NextMart Inc. declined to $0.03 at August 31, 2008, which resulted in us recognizing an impairment of the carrying value of the NextMart shares of $525,518 under U.S. GAAP ($1,348,168 under Canadian GAAP) to recognize the lower market value of our investment under the new valuation method.

We have no control over the market price of marketable securities in other companies held by us and cannot predict the possible impact to our financial results. Since our investment in marketable securities is concentrated in the common stock of a single company, a decline in the price of these shares may produce a material decrease in our net income and thus, our stock price.

ITEM 4. Information on the Company

We were founded as a British Columbia company by Toby Chu, our current Vice Chairman, President and Chief Executive Officer, on November 17, 1986. Our common stock is traded in the U.S. on the NYSE Alternext US (formerly the American Stock Exchange), and in Canada on the TSX Venture Exchange, under the symbol “MBA”. Our fiscal year end is August 31.

Our head office is located at Suite 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7. Our telephone number is 604-871-9909. Our website is www.cibtcorp.com.

We currently have three subsidiaries:

1.	CIBT, our education services business located in China in which we currently hold a 99.9% ownership interest;

2.	Sprott-Shaw Community College, a Canadian college with a presence in Asia and the Middle East, of which we acquired a 100% ownership interest on December 17, 2007; and

3.	IRIX, a multimedia service and advertising agency headquartered in Vancouver, British Columbia, Canada, in which we hold a 51% ownership interest.

We are focused primarily on our education and training businesses, carried out in China and Canada. Our principal operating activities are carried out through our subsidiaries, CIBT and Sprott-Shaw. Our target clients are recent college graduates or persons working in urban centers in these two countries.

During the 12 months ended August 31, 2008, approximately 94% of our revenues were generated by our education business, with 26% earned by CIBT through its operations in China and 68% earned by Sprott-Shaw through its operations in Canada and abroad. The remaining 6% of our revenues was derived from our advertising and consulting businesses.

We, and our subsidiaries, CIBT and Sprott-Shaw, continue to look for opportunities to build new campuses or schools in order to expand our education business in China, Canada and other countries. Such opportunities may include acquiring new subsidiaries, or entering into academic partnerships with other education services providers to expand our course and program offerings. For example, in October 2008, we entered into a memorandum of understanding with Vancouver Community College and Thompson Rivers University which would allow students who complete a two year Business Administration or Computer Science program with CIBT in China to complete their baccalaureate degree at Thomson Rivers after successfully completing an English competency and training course of between 9 to 12 months at Vancouver Community College.

Through a reverse merger transaction we sold SE Global Equities Corp. (“SEG”), our former subsidiary in 2005 to allow us to focus on our education business in China. SEG provided broker-dealer financial services and owned a licensed broker dealer firm in California.

Our long-term goal is to build our reputation, expand our presence in China, Canada and elsewhere, and continue to increase and enhance the education services we offer. On December 10, 2007, our Board of Directors and the board of directors of our subsidiary CIBT entered into an Agreement and Plan of Reorganization with Shane Corporation S.a.r.l, a private limited liability company incorporated in Luxembourg (“Shane Corp”) (the “Reorganization Agreement”) in order to increase our ownership of CIBT and to focus our business on the education sector in China and Canada. Under this agreement, Shane Corp exercised its warrant to acquire 5,361,667 common shares of CIBT and as payment of the exercise price surrendered a $5,000,000 debenture to CIBT.  Shane Corp then exchanged its newly acquired shares in CIBT with us for 10,000,000 of our common stock issued from treasury.

Over the next 12 months our goals are to:

•	build a network of new CIBT centers/Alliance locations in over 40 Chinese cities by the year 2010;
•	develop our current programs, campuses and-CIBT centers/Alliance locations;
•	increase revenues by increasing student enrollment at our CIBT centers/Alliance locations;
•	continue our expansion across China by acquiring Chinese degree granting institutions;
•	acquire other state-owned colleges in China and transform them into private business colleges;
•	expand the presence of Sprott-Shaw and Tourism Training Institute in the Philippines and establish locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;
•	maintain good relationships with the CIBT center/Alliance location facility providers and educational service providers and Chinese authorities; and
•	promote our business and brand.

A.      History and Development of our Company

On December 17, 2007 we acquired substantially all of the assets and certain liabilities of Sprott-Shaw Community College for a purchase price of approximately $7.3 million. Sprott-Shaw Community College is a Canadian college with a presence in Vietnam, the Philippines and China, with programs in technical training, language training, and academic baccalaureate degrees offered through 17 campuses in Western Canada. It reported revenues in excess of approximately $30 million for the past four years.  For more information concerning this acquisition, please see the press release on our website, www.cibt.net.

On December 19, 2007, we appointed David Warnock and Jack Brozman to our board of directors, increasing the number of our directors to nine.

On December 20, 2007, CIBT, our subsidiary, expanded its cooperation agreement with Tianjin University’s Faculty of Computer Science to include the university’s Graduate School of Management. The university’s MBA is now being offered at all CIBT Education Centers through video conferencing technology. CIBT is working with the university to develop an international MBA program based on the university’s curriculum with the objective of launching an international management degree in the future.

On January 7, 2008, we successfully closed the non-brokered portion of a private placement equity offering for gross proceeds of approximately $2.4 million. This included the sale of 1,265,042 shares of our common stock at a price of $1.90 per share and warrants for the purchase of 632,522 shares of our common stock exercisable for a period of 2 years at an exercise price of $2.25 per share. If CIBT’s shares trade at a price of $3.38 or higher for 120 consecutive trading days, then, at CIBT’s election, any unexercised warrants will automatically expire on the 30th day following the delivery of written notice. We paid Blackmont Capital Inc. a cash commission of approximately $20,000 and a finder’s warrant for the purchase of 22,500 shares of our common stock, exercisable at a price of $1.90 in the first year and $2.25 in the second year, for their services in relation to the non-brokered portion of the private placement. The brokered portion of this private placement closed on November 28, 2007 for gross proceeds of $5.2 million.

In January, 2008, CIBT, our subsidiary, signed three agreements to establish three more CIBT Vocational and Education Centers in China: at the Jinhua Career & Technical College in Jinhua City, in the province of Zhejiang; at Lianyungang Teachers College in Lianyungang City; and, at the Hangzhou Technical Institute in Hangzhou City. The new CIBT centers deliver a variety of vocational and management programs offered by CIBT, its subsidiary Sprott-Shaw, and CIBT’s US and Canadian academic partners.

In February, 2008, CIBT, our subsidiary, signed two agreements to establish two additional CIBT Vocational and Education Centers in China at the Shunde Vocational Secondary School in Foshan City, and at the Jinling Vocational Education Centre in Nanjing. These new CIBT centers deliver a variety of vocational and business management programs offered by CIBT, its subsidiary Sprott-Shaw, and CIBT’s US and Canadian academic partners.

On March 20, 2008, we granted stock options to a number of our employees pursuant to our employee stock option plan for the purchase of 750,000 shares of our common stock at an exercise price of $2.00 per share. The options are subject to a vesting schedule prescribed under the stock option plan, and expire in three years.

On April 11, 2008, our common stock was listed and began trading on the American Stock Exchange (now known as the NYSE Amex) under the new symbol “MBA”, and concurrently ceased trading on the OTC Bulletin Board. Our symbol on the TSX-Venture Exchange in Canada was also changed to “MBA.V” for ease of reference.

On April 30, 2008, we acquired selective assets and the deferred revenue of TTI, an accredited education institution headquartered in Vancouver, Canada with branch offices in Beijing, China. TTI has been operating for 19 years in Vancouver and 4 years in China. We plan to integrate its Vancouver operations with those of Sprott-Shaw, our wholly owned subsidiary. The operations of TTI in China will be consolidated with those of CIBT. We plan to focus TTI’s programs on the hospitality sector, with specialized degree and diploma programs in the areas of hotel management, travel tourism, gaming and resort management, convention management, flight attendant training, and other hospitality programs which will be offered in China and Asia Pacific.

On May 5, 2008, we entered into a letter of intent with Tulane University’s School of Continuing Studies in New Orleans, Louisiana, for a proposed cooperative agreement whereby Tulane University’s Gaming Management programs will be introduced into CIBT’s schools in China and in the future, into all Pan-Asia campuses.

On June 16, 2008, our subsidiary, TTI, renewed an agreement with the American Hotel & Training Institute for exclusive material distribution and teaching rights within
China.

On June 26, 2008, we changed our fiscal year end from June 30th to August 31st to coincide with the fiscal year end date commonly used in the education services industry.

On August 5, 2008, we entered into an agreement to cooperate with Far Eastern University, one of the largest healthcare universities in the Philippines. The agreement allows CIBT and Sprott-Shaw, our subsidiaries, to establish a CIBT Education Center within the facilities of the university’s Manila campus. The Centre will teach Resident Care Attendant and Practical Nursing programs using Sprott-Shaw’s curriculum. Students enrolled in these programs will have full access to a number of student services and clinical facilities on campus. All courses will be taught in English to appeal to students interested in seeking careers in Canada and the US after graduation. CIBT’s regional headquarters in China will assist pre-qualified candidates to prepare for licensing exams in Canada.

On August 27, 2008, we signed a letter of intent with Quest University Canada, a university located in Squamish, British Columbia, Canada, to manage the university’s administrational and financial functions, including operations and future student recruitment, and to share resources, with a view to reducing costs and increasing efficiency. We are in the process of finalizing an agreement with Quest.

On September 2, 2008, we entered into an agreement with Concordia Career College and Modus International Language Institute, of Vancouver, BC to acquire all of their revenue, fixed assets, licensing rights and intellectual properties. The transaction closed on September 4, 2008. Concordia and Modus are established career and English language schools focusing on the Korean, Japanese and Latin American markets. We intend to merge students from Concordia and Modus into Sprott Shaw, our subsidiary and we intend to consolidate their operations with those of Sprott Shaw under two separate operations after the consolidation. Resources will also be shared with us and our subsidiaries. This acquisition has provided us with access to delivery and recruitment networks in Korea and Japan.

On October 9, 2008, the TSX-Venture Exchange in Canada accepted the filing of our notice of intention to conduct a normal course issuer bid to purchase up to 1 million of our common shares representing approximately 1.56% of our issued and outstanding share capital at the time. The normal course issuer bid will remain open until October 8, 2009 unless terminated earlier by us. We launched the share repurchase because our management was of the view that our stock was undervalued.

On October 30, 2008, we entered into a memorandum of understanding with Thompson Rivers University and Vancouver Community College which proposes to allow students completing a two-year business administration and computer sciences diploma program with CIBT in China to continue studies towards a baccalaureate degree at Thompson Rivers after successfully completing a 9 to 12 month English upgrading and learning competency training program at Vancouver Community College. The first group of students commenced their studies at Vancouver Community College under this program in September 2008. Vancouver Community College has two campuses located in Vancouver, British Columbia. Thomson Rivers University has two campuses located in Kamloops and Williams Lake, British Columbia, Canada.

On November 3, 2008, we implemented a new master degree program in business management and finance in Beijing, China which allows students to pursue a western graduate degree by studying for one year in China followed by a second year at an overseas accredited university. This program is targeted at undergraduate students in China who do not qualify for entrance to graduate studies at Chinese universities because they have not met the rigorous admissions standards, which include passing a national entrance examination. We estimate there are approximately 1 million such students in China annually. Our “1 + 1 Master Degree” program will be offered in China in conjunction with the Beijing University of Technology, with the overseas portion of the program to be completed in England at either London Metropolitan University or Bango University. The program focuses on economics, business principles, communication skills, and academic English.  Annual tuition is approximately $4,800 for the program in China and approximately $15,000 for studying abroad. Upon successful completion of the program, each student will receive a master degree from the English university attended.

On January 15, 2009, our hotel and tourism division in China entered into 9 new cooperative joint program agreements with education institutions and companies in China. The agreements range in scope from providing professional certification, to course exchanges, to ongoing training contracts.

On January 12, 2009, we held our annual general meeting and our shareholders elected Mr. Shane Weir as a new director of our board. Mr. Weir is a lawyer who has been admitted to the bar in Canada, Wales, England and Hong Kong. He established the law firm Weir & Associates in Hong Kong in 1985 and holds directorships with a number of other publicly traded companies in Hong Kong.

On January 19, 2009, we announced that we acquired the assets of Pan Pacific English College, an ESL, TESL and academic preparation college located in Victoria, Canada.

On January 28, 2009, we announced that our hotel and tourism training division in China had signed cooperative joint program agreements with four new partners, including a university in Fujian province, two hotel chains in Beijing and Shandong province, and an education consulting company in Guiyang province. The agreements range in scope from providing professional certification in the American Hotel Lodging Association programs; delivery of hotel management programs, flight attendant programs, and hospitality English training programs; to senior management training seminars.

B. Business Overview

We currently have two primary lines of business operations:

•	education and training, carried out by our subsidiaries CIBT in China and Canada, and Sprott Shaw in Canada; and

•	graphic design and advertising, which is conducted by our subsidiary IRIX.

Going forward, we intend to focus primarily on our education and training business in China and Canada.  We intend to review potential acquisition opportunities on an ongoing basis to set up new campuses and schools and expand our education business in China and other countries. We have acquired Sprott-Shaw Community College in December of 2007, and Tourism Training Institute, Concordia Career College and Modus International Language Institute in 2008. For more information on these acquisitions, see the information provided under “History and Development of our Company” in this current report.

Operations of CIBT

Introduction to the Chinese Market

The Chinese post-secondary education industry, particularly the market for business, IT and automotive technician training programs, is large and growing quickly due to a variety of economic, political, and demographic factors.

In 2001, China joined the World Trade Organization (“WTO”). Membership with the WTO may enhance a country’s economic efficiency and economic results as the country’s economy develops. Based on gross domestic product (“GDP”), China is the third largest economy in the world after the U.S. and Japan, with a GDP of approximately $7.0 trillion in 20072. China’s GDP grew at an annual rate of approximately 9.7% in 2008 and is expected to grow by approximately 9.2% in 20091. China’s demographics are a key factor in its large and growing economy. With a population of approximately 1.3 billion people, China is the most populous country in the world3.

Our business targets people living in the large and medium sized cities in China where there is sufficient population to recruit students. There were approximately 716 million people living in the urban centers in China in 2007.4

We originally focused on the educational market in Beijing, China, but now we are shifting our business to other Chinese cities with populations of between 1 and 10 million people. This strategic change is largely because we believe our competitors are ignoring the educational markets in these less-developed cities. This allows us to obtain attractive terms when negotiating with our CIBT center facility providers and educational service providers.

Structure of the Chinese Education System

China’s education system consists of preschools, kindergartens, schools for the deaf and blind, primary schools, secondary schools and various post-secondary institutions. Chinese students must complete nine years of compulsory education, consisting of six years of primary education and three years of junior middle school education. Following completion of junior middle school, students either continue to senior middle school or secondary vocational and technical school.  Both senior middle school and secondary vocational and technical school consist of three year programs.  Secondary vocational and technical schools train medium-level skilled workers, farmers, and managerial and technical personnel.  The Chinese government provides free education for students up to the completion of secondary school, following which students must pay for their education.

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

2 International Monetary Fund, http://www.imf.org/external/country/chn/index.htm

3 CIA World Factbook, https://www.cia.gov/library/publications/the-world-factbook/print/ch.html

4 National Bureau of Statistics of China, “China’s rural population shrinks to 56% of total”, October 22, 2007
(http://news.xinhuanet.com/english/2007-10/22/content_6925292.htm)

Demographic Trends

In 2006, China’s population of 20 to 29 year-olds was approximately 164 million or 12.6% of total population of China5. In 2006, the number of people seeking higher education in China was approximately 17 million. The demand for higher education in China is projected to increase in the future, and there is currently not enough capacity at education institutions to meet the demand.

In the U.S. there are 6,683 post-secondary institutions6.  With a population four times that of the U.S., in 2006 China only had 1,867 higher education institutions and 6,100 vocational schools to meet the academic needs of its country7.

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

In recent years, international companies have started to move technology-intensive manufacturing industries, marketing operations, purchasing offices, product development, and human resource development to China.  China predicts that from 2005 to 2009 the information technology (“IT”) sector in China will see annual growth.  Total IT spending is projected to reach $85 billion by 2009, according to the Gartner Group8.  The impact of the economic downturn on the growth rate of this sector is uncertain at this time. The major drivers of growth will be the government, commercial enterprises and individual demand for IT products and services.  IT investment in the educational sector is expected to enter a period of stable growth.

2.	Business

One of the results of China’s economic transition is an increased demand for management personnel, particularly those with a strong comprehension of managing in a market-based economy.  Traditional Chinese management approaches have been primarily shaped by experiences under a centrally planned economy, which has led to a lack of understanding of market-oriented philosophies.  As the Chinese economy continues to grow, there will be an increasing shortage of management personnel who are able to understand and implement western-style management skills in the areas of marketing, financial management, inventory control, human resources and international business rules.

The broader implication is a shift in the skill set required to successfully manage the more complex sectors that emerge, which will place a greater emphasis on obtaining a business degree that will provide an individual with the ability to understand new business philosophy.  The projected gap between market supply and demand is particularly large in China’s large cities.

5 National Bureau of Statistics of China, “4-7 Population by Age and Sex (2006)”
(http://www.stats.gov.cn/tjsj/ndsj/2006/html/D0407e.htm)

6 U.S. Department of Education, National Center for Education Statistics, Integrated Postsecondary Education Data System (IPEDS), Fall 2005

7 National Bureau of Statistics of China, “21-3 Number of Schools by Level and Type of School”
(http://www.moe.edu.cn/english/planning_s.htm)

8 Gartner.com, “China’s ICT Industry: Current State and Future Direction”, April 18, 2006
(http://www.gartner.com/DisplayDocument?doc_cd+138280)

3.	Automotive Technical Training

According to the People’s Daily Online of China, there are over 355 automobile brands in China9 with total estimated automobile output of 5.6 million in 200510.  China had approximately 20 million privately-owned vehicles in use at the end of 200611.  China’s vehicle output increased approximately 5 million from 2 million in 2001 to approximately 7 million in 2006. In 2006, China became the top 3rd automotive sales market in the world. China vehicle population is expected to reach 56 million by 2010 and the predicted production in 2010 will be 6 million. The large number of vehicles in China has resulted in the growth of market capacity for aftermarket services, which is valued at approximately $28 billion. The sales volume of Chinese automotive repair and maintenance has surpassed approximately $0.86 billion.

Currently there are about 300,000 business entities engaged in the maintenance and repair of vehicles, and that number is expected to experience a growth rate of 10 to15% annually in the coming years. The annual output value of this industry is expected to surpass $5.5 billion and employ 400,000 people. However, these figures also indicate an expected shortfall of maintenance and service businesses in the future as the ratio of businesses to vehicles is ideally 13 per every 1,000 vehicles.  This ratio current sits at 2.8 maintenance and repair businesses for every 1,000 cars, and will worsen if the number of maintenance and repair entities and skilled technicians do not increase to satisfy the increasing demand.  These figures show that there is an existing market for our automotive technical training programs such as ours, which will continue to grow and be in high demand12. The lack of highly skilled automotive technicians presents us with an opportunity to offer western-style automotive technical training to Chinese students seeking automotive technical training programs adhering to western-style automotive servicing standards.

9 People’s Daily Online, “Automobile industry faces 3 major challenges”, April 25, 2005
(http://english.people.com.cn/200504/25/eng20050425_182638.html)

10 People’s Daily Online, “China auto output predicted to reach 5.6 million in 2005”, April 12, 2005
(http://english.people.com.cn/200504/12/eng20050412_180624.html)

11 People’s Daily Online, “China has over 20 million privately-owned cars”, February 28, 2007
(http://english.people.com.cn/200702/28/eng20070228_353091.html)

12 Autoexpo.com.cn, “Market Info” (http://www.autoexpo.com.cn/auto_en/page 1-1.htm)

Colleges
CIBT is an education management company. Our colleges include the following:

•	CIBT School of Business, China (business schools and vocational schools)

•	CIBT Beihai International College, China (Chinese Associate degree college)

•	CIBT Wyotech Automotive Institute, China (automotive, diesel and marine technician school)

•	Tourism Training Institute, China (hotel management school)

•	Sprott-Shaw Degree College Corp, Canada (Bachelor degree college/university)

•	Sprott-Shaw Community College (career and vocational college)

•	Sprott-Shaw International Language College (ESL school)

•	Modus Language School (ESL school specialized in the Korean, Japanese and Latin American markets to be merged with Sprott-Shaw Language College)

•	Concordia Career College (Career school specialized in the Korean, Japanese and Latin America markets)

•
Management services for Quest University Canada, a three year old accredited university created by special charter by the British Columbia government with a $100 million facility located in Squamish, BC

Programs

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
Our auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short-term program (three months), mid-term program (eighteen months) and a three-year program.

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

Russian Program	One year	Our Russian program is intended to assist students to develop listening and speaking skills and learn about grammatical structure and sentence patterns.

Sprott-Shaw provides the following programs in Canada:

Name of Program	Duration of Program	Description
Business Program – BBA	Four years	The Bachelor of Business Administration provides concentrations in Marketing and Human Resources Management.
Business Program – Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Health Sciences & Social Development – Diploma	27 to 50 weeks
The Faculty of Health Science & Social Development provides programs in: Community Support Worker, Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.

Trades & Applied Technology – Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician – Level 1, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks	Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, and Tourism.
ESL Programs	4 to 52 weeks	ESL programs include English as a Second Language, Teaching ESL, Business English, Medical English, Power Speaking, and Teaching English to Children.

Student Enrollment Statistics

Currently the number of enrolled students is approximately 6,172. The quarterly enrollment statistics for the last two years are as follows:

Quarterly End Date	Total Enrollment
June 30, 2006	2,695
September 30, 2006	3,290
December 31, 2006	3,328
March 31, 2007	3,192
June 30, 2007	3,268
September 30, 2007	3,420
December 30, 2007	6,675
March 31, 2008	6,450
June 30, 2008	6,486
August 31, 2008	6,453
September 30, 2008	6,482

Based on our current level of enrollment of 6,482 students, we estimate that our consolidated revenue for the fiscal year ending August 31, 2009 will be approximately $43 million. Contributing risk factors that may adversely affect our projected revenues include but are not limited to student withdrawals, the ability of students to secure funding to pay for their education, a lower level of enrollment than anticipated in a company’s programs, and government regulations on enrollment limits.

Tuition Fees

CIBT

The tuition fees of our programs vary by education service provider.  The following table provides the average tuition fee charged, and the average cost paid to the educational service providers for each of our programs:

Name of Program	Educational Service Providers	Tuition Fee (1) ($)	Average Educational Service Provider’s Costs as Percentage of Tuition
Business Program - MBA	City University	8,500	37%
	Beijing University of Technology	3,100	4.8%
Business Program – Bachelor degree	Western International University (2)	4,700	7.8%
	Beijing University of Technology	4,700	10%
Information Technology Program (IT program)	Weifang University	3,400	50%
Automotive Technical Training Programs (Auto training programs)	Wyotech Institute (3)	315 for three months program; 2,900 for eighteen months	14%
		5,600 for three years	30.8%
Corporate and Executive Training Program (CET program)	Weifang University	3,400	50%
2+2 Program or 1+1 Program	Beijing University of Technology	8,100 for 2+2 Program; 3,400 for 1+1 Program	10%
English Program	No educational service providers	56 per month	-
English Teacher Program	No educational service providers	56 per month	-
Business English Program	Weifang University	3,400	50%
Hotel Management Program	No educational service providers (4)	(4)	-
Accounting Program	No educational service providers(4)	(4)	-
Russian Program	No educational service providers(4)	(4)	-

(1) Tuition fees are shown on a gross basis and do not include any discounts.

(2) Western International University is a subsidiary of Apollo Group Inc. (NASDAQ: APOL).

(3) Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(4) We are in the process of negotiating educational service providers and setting tuition.

Sprott-Shaw

Tuition fees for Sprott-Shaw’s various programs are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees (1)
Business Program – BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less agency fee)
Business Program – Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week
ESL Programs	4 to 52 weeks	$800/month

(1) Tuition fees are collected in Canadian dollars and have been converted at a rate of US$0.80 for every Cdn$1.

Refund Policy for Tuition Fees

CIBT

Refund policy on MBA programs:

Refund Percentage of Tuition Fees
If no more than 7 days after a program starts	100%
If more than 7 days after a program starts and less than 30 days after a program start	50%
If 30 days or more after a program starts	0%

Refund policy on non-MBA programs:

Refund Percentage of Tuition Fees
If at least 7 days before a program starts	100%
If less than 7 days before a program starts and less than 7 days after a program starts	5%
If more than 7 days and less than 30 days after a program starts	50%
If 30 days or more after a program starts	0%

Sprott-Shaw

The refund policy is written on every contract and states:

The following refund policy applies to the terms of this enrolment contract:
Refunds in Cases of withdrawal or Dismissal

1.	Written Notice
a.	To initiate a refund, written notice must be provided

        1. By a student to the institution when the student withdraws, or

        2. By the institution to the student where the institution dismisses a student

2.	Refund Entitlement
a.
Refund entitlement is calculated on the total fees due under the contract, less the applicable non-refundable application or registration fee. Where total fees have not yet been collected, the institution is not responsible for refunding more than has been collected to date and a student may be required to make up for monies due under the contract.

3.	Refund Policy for students:
a.	Refunds before the program of study begins:

1. If written notice of withdrawal is received by the institution less than seven (7) calendar days after the contract is made, and before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 10% of the total fees due under the contract or $100

2. Subject to subsection (a) (1), if written notice of withdrawal is received by the institution thirty (30) calendar days or more before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 10% of the total fees due under the contract, or $500.

3. Subject to subsection (a) (1), if written notice of withdrawal is received by the institution less than thirty (30) calendar days before the commencement of the period of instruction specified in the contract, the institution may retain the lesser of 20% of the total fees due under the contract, or $1000.

b.	Refunds after the program of study starts:

1. If written notice of withdrawal is received by the institution, or a student is dismissed, within 10% of the period of instruction specified in the contract, the institution may retain 30% of the total fees due under the contract.

2. If written notice of withdrawal is received by the institution, or a student is dismissed, after 10% and before 30% of the period of instruction specified in the contract, the institution may retain 50% of the total fees due under the contract.

3. If a student withdrawals or is dismissed after 30% of the period of instruction specified in the contract, no refund is required.

4.	Other Refund Policy Requirements

a.
Where a student is deemed not to have met the institutional and/or program specific minimum requirements for admission, the institution must refund all fees paid under the contract, less the applicable non-refundable application or registration fee.

b.
Where an institution provides technical equipment to a student, without cost to the student, and the student withdraws or is dismissed, the institution may charge the student for the equipment or use of the equipment on a cost recovery basis, unless the student returns the equipment unopened or as issued within fourteen (14) calendar days.

c.
Refunds owing to students must be paid within thirty (30) calendar days of the institution receiving written notification of withdrawal and all required supporting documentation, or within (30) calendar days of an institution’s written notice of dismissal.

Where the delivery of the program of study is through home study or distance education, refunds must be based on the percent of the program of study completed at the rates specific to Part IV I.4(b) of the PCTIA Bylaws.

Specialized Skill and Knowledge

Our business requires that we hire instructors with knowledge of the subjects taught as part of the programs offered by us.

Employees

CIBT

CIBT currently employs 18 full-time teachers and approximately 100 part-time teachers in China. The teachers at the Anyang and Zhengzhou campuses are provided by our educational service providers. We currently do not have any of our own teachers at these campuses. Information about our teachers is as follows:

	Number of teachers	Average compensation
Full Time - Beijing	11	$750 per month
Part Time – Beijing	100	$20 - $75 per hour
Full Time – Weifang	7	$300 per month

Sprott-Shaw

Sprott-Shaw currently employs 59 full-time and 171 part-time teachers. Information about the teachers is as follows:

	Number of teachers	Average compensation
Full Time	59	$1,275 - $3452 bi-weekly
Part Time	171	$15 - $35 per hour

Campuses

CIBT

We provide our programs from seven campuses listed below. We do not own any campuses.

Campus	Establishment or Starting Date	Size (Square Feet)	Location*	Facility Arrangement
Beijing University of Technology West Campus	September 1999	20,000 (exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. We pay 15% of revenues for this facility.
Beijing University of Technology East Campus	July 2007	15,000 (exclusive occupation)	Beijing	Beijing University of Technology West Campus is on the grounds of Beijing University of Technology. We pay 15% of revenues for this facility.
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing	We pay 6% - 18% of revenues for this facility, depending on the program.
Executive Training Center	May 2006	1,470 (exclusive occupation)	Beijing	We pay approximately $47,000 per year for this facility.
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province
This facility is on the grounds of Weifang University. We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. We are not obliged to pay any additional costs for this facility until 2014.

CIBT Wyotech Automotive Institute	September 2005	43,000 (exclusive occupation)	Weifang, Shangdong province	We pay approximately $49,000 per year for this facility.
Zhengzhou Campus	September 2006	10,000 (exclusive occupation)	Zhengzhou, Henan province	This facility will close following the teach-out of all of its programs.

* See “Our Network” for detailed information regarding our locations.

Sprott-Shaw

Sprott-Shaw provides its programs from 19 campuses, as listed below.

Name of Campuses	Facility Location	Size and Type (Square Feet)	Expiration Date of Lease	Annual Lease Commitment (1)
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Coquitlam	Coquitlam	5,186	December 2008	$15,064
Duncan	Duncan	3,700	Least contract being renegotiated	$27,416
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	May 2009	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	July 2009	$42,240
Prince George	Prince George	7,290	March 2009	$103,799
Sprott-Shaw International Language College	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Downtown	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

(1) All figures provided are in Canadian dollars.

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

From June 2007 to present we have set up 7 CIBT centers. All CIBT centers are run from leased facilities, as described below.

CIBT Center	Establishment or Starting Date	CIBT Center Facility Provider	Location*	Size (Square Feet)
Weifang CIBT Center, China	August 2007	Weifang Commercial School	Weifang, Shangdong province, China	2,500 (exclusive occupation)
Qingdao CIBT Center, China	October 2007	Qingdao Senior Technician College	Qingdao, Shandong Province, China	2,500 square feet (exclusive occupation)
Tianjin CIBT Center, China	November 2007	Tianjin University	Tianjin, China	3,500 (exclusive occupation)
Zhuhai CIBT Center, China	November 2007	Zhuhai Broadcasting and TV College	Zhuhai, Guangdong Province, China	2,500 square feet (exclusive occupation)
Fuzhou CIBT Center, China	November 2007	Fujian Xinhua Technical School	Fuzhou, Fujian Province, China	2,500 square feet (exclusive occupation)
Jinhua CIBT Center, China	December 2007	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China	2,500 square feet (exclusive occupation)
Manila CIBT Center, Philippines	August 2008	Far Eastern University	Manila, Philippines	2,500 square feet (non-exclusive occupation)

* See “Our Network” for detailed information regarding locations.

CIBT Center Facility Providers

As of December 1, 2008, we have 7 CIBT center facility providers. Information about the CIBT center facility providers and the CIBT center facility provider agreements is set out in the table below.

Name of CIBT Center Facility Providers	Duration of CIBT Center Facility Provider Agreements	Termination Provision	Payment Term (Average CIBT Center Facility Provider’s Costs as Percentage of Tuition)
Weifang Commercial School (1)	From August 14, 2007 to August 14, 2022	Renewal to be decided 6 months before expiration	40% of collected revenue
Qingdao Senior Technician College (2)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	To be determined when CIBT Center construction is completed and operations commence
Tianjin University (3)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	To be determined when CIBT Center construction is completed and operations commence
Zhuhai Broadcasting and TV College (4)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	To be determined when CIBT Center construction is completed and operations commence
Fujian Xinhua Technical School (5)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	To be determined when CIBT Center construction is completed and operations commence
Jinhua Career & Technical College (6)	From December 5, 2007 to November 30, 2022	Renewal to be decided 6 months before expiration	40% of collected revenue
Far Eastern University (7)	From July 14, 2008 to December 31, 2018	Renewal to be decided 6 months before expiration	10% of collected revenue (gross revenue less agent’s commission)

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

6.
Established in 1994, Jinhua Career & Technical College (“JCTC”) is a state owned post-secondary vocational college located in Jinhua City, China. Approved by the Ministry of Education in 1998, JCTC is one of the largest vocational institutions in the area with 15,000 students enrolled in 64 programs. By focusing on providing internships into their curricula, JCTC has established industry relationships with over 150 organizations. JCTC has a campus size of over 490 acres, and a faculty base of 735 members.

7.
Established in 1928 as an institute and gaining university status in 1933, Far Eastern University (“FEU”) is a leading institution of learning in the Philippines with seven major faculties including: accounting, business and finance, architecture and fine arts, arts and sciences, education, nursing, law and graduate studies. With approximately 30,000 undergraduate students FEU is a leading nursing program trainer in the Philippines with a number of facilities including a campus pavilion, auditorium, and conference centre.

Educational Service Providers

As of December 1, 2008, CIBT has four educational service providers, comprised of two Chinese educational service providers and two US educational service providers. The two Chinese educational service providers are both Chinese public universities: Beijing University of Technology and Weifang University. The two US educational service providers are City University and WyoTech Institute.

Information about CIBT’s educational service providers and the educational service provider agreements is as follows:

Name of Educational Service Providers	Duration of Educational Service Provider Agreements	Termination Provision	Exclusive Right	Payment term (Average Educational Service Provider’s Costs as Percentage of Tuition)
Beijing University of Technology(1)	From December 3, 2004 to September 1, 2012	The parties can decide to terminate or renew the agreement within six months before its expiration date.	No
4.8% of tuition for MBA program; 10% of tuition for Bachelor degree; or 10% of tuition for 2+2 Program and 1+1 Program; and an additional 15% of tuition for Beijing University of Technology campus when using their facilities

Weifang University(2)	From November 12, 2004 to November 12, 2011
This agreement was signed by three parties, Weifang University, ITT Educational Services and CIBT. The three parties can decide to terminate or renew the agreement within six months before its expiration date.
			No.	50% of tuition for IT, CET and Business English program (including the campus rent) No additional costs for the rent of the CIBT Beihai International College until 2014
City University (3)	General MBA Program - from June 1, 2004 to June 30, 2008	This agreement may be terminated earlier by written consent of the parties or breach of material terms by the parties.	No	37% of tuition for MBA program
	Boeing MBA Program - from November 8, 2005 to June 1, 2007	This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007. CIBT is negotiating to renew this agreement.
WyoTech Institute (4)	From October 24, 2005 to October 23, 2015	This agreement may be terminated earlier by breach of material terms by either party.	Yes (in China, including Hong Kong and Taiwan)	14% for 3 and 18 month program; 30.8% for 3 year program

1. Beijing University of Technology is CIBT’s first Chinese collaborative party. Beijing University of Technology has approximately 23,000 students and is a public university in Beijing.

2. Weifang University owns 40% of CIBT Beihai International College. Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students. CIBT entered an agreement with both Weifang University and ITT Educational Services relating to different programs except IT programs on November 12, 2004.

3. City University is a not-for-profit private educational institution in Washington U.S.A. City University provides business education at the graduate and undergraduate level at approximately 20 campuses throughout the US, Canada, Europe and Asia. CIBT has two agreements with City University relating to different programs dated June 1, 2004 and November 8, 2005. Although the contracts have expired the parties will continue to cooperate until 2010.

4. WyoTech Institute, a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO), provides automotive technical training programs. Corinthian Colleges, Inc. operates 97 colleges in the US, and 33 colleges in seven Canadian provinces, all of which offer diploma programs and associates, bachelors and masters degrees in a variety of fields, concentrating on training in health care, business, criminal justice, transportation maintenance, trades and technology.
WyoTech Institute itself offers degree and diploma programs in automotive, aeronautical, diesel, collision/refinishing, motorcycle, marine and personal watercraft, heating / ventilation / air conditioning and plumbing technology as well as specific advanced training programs. The educational service provider agreement CIBT has with WyoTech Institute gives CIBT the exclusive right to deliver WyoTech automotive technical training courses throughout China, including Hong Kong and Taiwan.

Our Network

The following map shows the locations of our operational campuses and CIBT centers in China (new campuses yet to be opened or built are not shown):

Educational Service Providers

As of December 1, 2008, we have four educational service providers, comprised of two Chinese educational service providers and two U.S. educational service providers. The two Chinese educational service providers are both Chinese public universities: Beijing University of Technology and Weifang University. The two U.S. educational service providers are City University and Wyotech Institute.

Information about our educational service providers and the educational service provider agreements is as follows:

Name of Educational Service Providers	Duration of Educational Service Provider agreements	Termination Provision	Exclusive Right	Payment term (Average Educational Service Provider’s Costs as Percentage of Tuition)
Beijing University of Technology (1)	From December 3, 2004 to September 1, 2012	The parties can decide to terminate or renew the agreement within six months before its expiration date.	No	4.8% of tuition for MBA program; 10% of tuition for Bachelor degree; or 10% of tuition for 2+2 Program and 1+1 Program; and 15% of tuition for Beijing University of Technology campus
Weifang University (2)	From November 12, 2004 to November 12, 2011
This agreement was signed by three parties, Weifang University, ITT Educational Services and us. The three parties can decide to terminate or renew the agreement within six months before its expiration date.
			No	50% of tuition for IT, CET and Business English program (including the campus rent); No additional costs for the rent of the CIBT Beihai International College until 2014
City University (5)	General MBA program – from June 1, 2004 to June 30, 2008	This agreement may be terminated earlier by written consent of the parties or breach of material terms by the parties.	No	37% of tuition for MBA program
	Boeing MBA program – from November 8, 2005 to June 1, 2007	This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007. We are negotiating to renew this agreement.
Wyotech Institute (7)	From October 24, 2005 to October 23, 2015	This agreement may be terminated earlier by breach of material terms by parties.	Yes (in China, including Hong Kong and Taiwan)	14% for 3 and 18 month programs; 30.8% for 3 year program

1.	Beijing University of Technology is our first Chinese collaborative party. Beijing University of Technology has approximately 23,000 students and is a public university in Beijing.

2.
Weifang University owns 40% of CIBT Beihai International College.  Weifang University is a public university in Weifang and currently has a total enrollment of approximately 41,000 students.  We entered an agreement with both Weifang University and ITT Educational Services relating to different programs except IT programs on November 12, 2004.

3.
City University is a not-for-profit private educational institution in Washington, U.S.A. City University provides business education at the graduate and undergraduate level at approximately 20 campuses throughout the U.S., Canada, Europe and Asia. We have two agreements with City University relating to different programs dated June 1, 2004 and November 8, 2005. Although the contracts have expired the parties will continue to cooperate until 2010.

4.
WyoTech Institute, a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO), provides automotive technical training programs. Corinthian Colleges, Inc. operates 97 colleges in the U.S., and 33 colleges in seven Canadian provinces, all of which offer diploma programs and associates, bachelors and masters degrees in a variety of fields, concentrating on training in health care, business, criminal justice, transportation maintenance, trades and technology. Wyotech Institute itself offers degree and diploma programs in automotive, aeronautical, diesel, collision / refinishing, motorcycle, marine and personal watercraft, heating / ventilation / air conditioning and plumbing technology as well as specific advanced training programs. The educational service provider agreement we have with WyoTech Institute gives us the exclusive right to deliver Wyotech automotive technical training courses throughout China, including Hong Kong and Taiwan.

Target Customers

Our target customers fall into two streams: “Class” and “Mass”. The “Class” students are those interested in pursuing university level degrees through our degree granting master’s, bachelor’s and associate programs. We also offer degree programs in hospitality, gaming, tourism management and digital media. Degree granting programs generally command higher tuition fees and accordingly we derive a higher profit margin per student. Our goal is to expand the number of degree programs offered to maximize our revenues generated from the “Class” students, and particularly from international students coming from abroad to study in North America and Europe.

To that end, we have developed our 1+1 MBA Program and our 2+2 Bachelor Degree Program, designed to attract international students from our feeder schools in Asia wanting to pursue a Western degree. Tuition fees paid by international students are significantly higher than those paid by domestic students studying in their home country.  We have developed a niche market as there are few for-profit companies offering comparable programs that guarantee students a spot in a Western university upon completing pre-entry level studies at a feeder school in Asia. We believe that our future success lies in our ability to grow our degree program offerings to target an even broader number of students in Asia seeking a Western degree.

We also offer our “Mass” students vocational training in the areas of auto and marine maintenance, construction management, trade skills, allied health, English teaching certification, and language training. In addition, our subsidiary Sprott-Shaw offers the largest practical nurse training program in Canada. Our vocational programs, offered by such institutions as Sprott-Shaw and Wyotech Automotive Institutions, are well regarded in the industry. Our goal is to continue to promote our institutional brands by marketing through our marketing efforts and to provide high quality training to our students such that those efforts continue to be recognized in the industries in which our graduating students are pursuing their careers.

One of our methods to recruit students in China is China’s National Recruitment System, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students.  Currently, our CIBT Beihai International College is part of the National Recruitment System.

To attract students in China outside of the National Recruitment System, we also employ the following methods:

•	Direct and indirect advertising of our CIBT brand by direct mail, newspaper advertisements, internet marketing and seminars;

•	Educational recruiting agents hired outside of Beijing to actively promote the programs and recruit students;

•	Referral sources including former and current students, friends, family and alumni; and

•	Direct contact with existing and potential corporate clients interested in upgrading the knowledge base of their staff.

Competition

We face competition from the following companies:

•	U.S. or Canadian-based for-profit post-secondary and ESL education companies that also offer educational services in Canada.

•	U.S. or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.

•
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

•
Not-for-profit post-secondary education companies that offer western-style educational programs.  These are typically joint ventures established between U.S. or European universities and Chinese universities, and are generally offered in the larger cities. There are currently a large number of these arrangements in China, and they pose the biggest competitive threat to the business programs we offer. For instance, in Beijing, both Yangtze River Business School and China Agriculture University/Luton University of the United Kingdom provide business programs which are comparable to those offered by us.

•
Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by of the Chinese government. However, despite not offering programs based on the western education style, their programs are in high demand and they are one of our significant competitors.

Governmental Approvals

Our educational operations in China require approvals from various Chinese government authorities. A list of approvals that we obtained prior to opening our campuses and/or offer our educational programs follows.

•
Ministry of Education - The Ministry of Education is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.

•
Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in the province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

•
Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in the city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

CIBT

The following table describes approvals we have obtained for each of our campuses and for the programs offered at each campus. No government approvals are needed for our CIBT centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing, China	2+2, 1+1, Business program – bachelor degree	Beijing Education Committee	December 19, 1999	Renewal not required (1)
		MBA	Ministry of Education	October 8, 2003	October 8, 2008 (2)
		Business program – bachelor degree	Ministry of Education	January 30, 2004 for the program Two approvals of a national bachelor degree are pending (3)	Renewal not required (1)
Beijing University of Technology West Campus	Beijing, China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required (1)
Beijing University of Technology East Campus	Beijing, China	Russian Program	Approval not required	N/A	N/A
Executive Training Center	Beijing, China	English program, MBA bilingual program	Beijing Education Committee	October 8, 2003 for MBA No approval needed for the English Program	Renewed Annually for MBA (2)
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT Wyotech Automotive Institute	Weifang, Shangdong province	Auto training program	Shangdong Education Committee	December 14, 2006	Renewal not required
Zhengzhou Campus	Zhengzhou, Henan province	2+2 program	Henan Education Committee	June 23, 2004	Renewal not required

(1) We do not need to renew the government issued approval, but we are required to obtain a new approval for each new educational service provider.

(2) We are required to submit a renewal application and supporting documentation for our MBA programs to the government authority on an annual basis. The government authority considers a number of factors in deciding whether to renew an approval, including the number of students in the program, the number of students who graduate from the program, textbooks and course content, and student feedback relating to the quality of the course content. The entire approval process generally takes approximately six months. We do not anticipate that we will encounter any problems in renewing of our MBA approvals.

(3) We have obtained approvals to deliver our business programs at the Beijing University of Technology campus, but currently we cannot issue a Chinese recognized bachelor degree for the programs associated with Western International University and ITT Educational Services until approvals are granted.

We have submitted an application and a copy of the proposed curriculum and program to the Ministry of Education for two approvals of a national bachelor degree and we are waiting for the final results. In order to grant approval for a bachelor degree, the Ministry of Education evaluates whether the training and education offered in the programs is equivalent to a bachelor program offered at an approved Chinese university.  In order to do this, the Ministry evaluates whether the proposed curriculum and program meets the requirements of the “Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools” and the “Implementation Method of Regulations of the People’s Republic of China on Chinese-foreign Cooperation in Running Schools”. The entire process generally takes about one year. We anticipate that we will obtain approval of our business programs at Western International University and ITT Educational Services, but delays are possible. In the interim period, we are permitted to continue offering our business programs and issue internationally recognized certificates of completion.

Our management is satisfied that we have applied for all necessary approvals to carry on our education activities in China with the exception of two approvals which are pending. While we believe that we have taken all steps necessary to obtain these two pending approvals (which are related to a national bachelor degree offering) and to maintain the approvals of our MBA programs, there is no assurance that we will be successful in doing so. Failure to obtain these two pending approvals or to renew the MBA approvals may have a material adverse impact on our future business. Failure to renew the MBA approvals may result in largely reduced enrollment because we would be unable to issue a Chinese recognized Masters degree. We are offering our business program associated with Western International University without a bachelor degree, but we have not yet started to offer the business program associated with ITT Educational Services, which may have low enrollment. The provision of business programs without a bachelor degree may not survive under intense competition present in the Chinese market, and this may adversely impact our net revenues, profitability, liquidity and overall future financial performance.  Our current results may therefore not necessarily be indicative of our future operating results or financial condition.

Sprott-Shaw

Our other subsidiary, Sprott-Shaw, has obtained the following approvals/accreditations for its programs. Details on each approval body are presented below:

•
Private Career Training Institutions Agency (“PCTIA”): On November 22, 2004, the PICTIA succeeded the Private Post-Secondary Education Commission of BC (PPSEC) as the regulatory agency for private training institutions in the province of BC. The Agency is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. The Private Career Training Institutions Agency (“PCTIA”) has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

•
College of Licensed Practical Nurses of British Columbia (“CLPNBC”): The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest. Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

•
Industry Training Authority (“ITA”): The ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of our businesses and our province.

•
Degree Quality Assessment Board (“DQAB”): The DQAB was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word “university” in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

•
All vocational programs, over $1,000 and 40 hours of instruction are accredited under the PCTIA. Its Practical Nursing program is approved by the CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families. The Trades Programs are approved by the ITA. All academic programs are approved by the DQAB and allowed under the Ministry of Advanced Education.

Regulations

The Chinese government regulates the education services industry. This section summarizes the principal Chinese regulations relating to our businesses.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC, which governs all levels of the educational system in China, including pre-school, primary, secondary education and higher education.  The legislation makes it compulsory for all children in the country to complete a minimum of 9 years of schooling, up to middle school level. Primary and secondary school are free. The Education Law requires the government to formulate plans to develop the education system in China and to establish and operate schools and other educational institutions. In principle, under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations; however, no organization or individual may establish or operate a school or any other educational institution with the sole purpose of earning a profit. However, private schools may be operated for “reasonable returns,” as described in more detail below.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the new M&A rule, to more effectively regulate foreign investment in Chinese domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the Chinese domestic enterprise has a well-known trademark or historical Chinese trade name in China. Any merger or acquisition by foreign investors is subject to review and approval by the Ministry of Foreign Trade and Economic Cooperation or the authority in charge of such matters at the provincial level. The new M&A rule became effective on September 8, 2006 without retroactive effect. These regulations may have an adverse effect on our future acquisition plans in China.

Chinese Tax Regulations

On March 16, 2007, the National People’s Congress, which is the legislature of China, passed the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the EIT Law does not define this term. EIT Law empowers the State Council to enact appropriate implementing rules and regulations.

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

Intellectual Property

We, directly or through our subsidiaries, own the copyright to all of the contents of our websites, which include www.cibt.net, www.cibtcorp.com, www.sprottshaw.com, www.modus.ca, and www.tourismti.com. We own the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.

In addition, we own the following intangible assets directly or through our subsidiaries:

•	licenses;

•	affiliation agreements;

•	recruiting agent agreements; and

•	course curriculum.

Operations of IRIX

IRIX was founded on October 5, 1994 under the laws of British Columbia, Canada and has two subsidiaries, IRIX Design Group Inc. (California) and IRIX Design (Hong Kong) Company Ltd. It is a full service agency offering one-stop-shop graphic design, marketing and advertising services.  In 1999 IRIX expanded into the U.S. market servicing financial institutions, largely in California. In 2000 a subsidiary of IRIX, IRIX Design (Hong Kong) Company Ltd. was set up in Hong Kong to service clients in Hong Kong.

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized as follows:

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

IRIX focuses its marketing efforts on targeting clients in the following industries:

•	Real estate
•	Banking and Financial Services
•	Retail and Consumer Products
•	Food and Beverage Products
•	Manufacturing

Market Environment

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues (%)	Percentage of Overall Clients (%)	Type of Major Clients
U.S. (mostly in California)	35	35	Financial institutions
Canada (mostly in Vancouver)	60	60	Real estate
Hong Kong	5	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering our products and services to Vancouver real estate businesses.

There are risks and uncertainties inherent in the advertising and graphic design industry, which could adversely affect the financial condition of IRIX, including:

•	Low barriers to entry. It is relatively easy and inexpensive for competitors to enter this industry, and IRIX may face a number of new competitors.

•	Economic downturns. In the event of a downturn in the economy, expenditures on marketing products are often more likely to be reduced over other costs, which may adversely effect IRIX’s revenues.

•
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

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, aggressive price competition from existing or future competitors could result in the need to reduce our prices or increase our spending and could result in a decrease in our revenues and profitability.

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

Employees

IRIX has a total of ten employees working in our Vancouver office, including Alvina Leung, our Director, and Alvin Chu, our President as well as eight others employed as follows:

Function	Number of Employees
Marketing Director	1
Production Manager	1
Designers	3
Programmer	1
Account Executives	2

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by the personnel in our Vancouver office.

Office

IRIX shares a leased office space in Vancouver with CIBT Education Group and CIBT, occupying 1,526 square feet at a cost of approximately $30,000 per year. IRIX does not own any real property.

Intellectual Property

IRIX owns the copyright to all of the contents of its website, www.irix-design.com.

C. Organizational Structure

We provide education and vocational training, management, and marketing services. A list of our subsidiaries, our ownership interest in each, and a description of their principal businesses follows.

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	99.9%
Provide education and training services in China through our CIBT education centers, CIBT Beihai International College, CIBT Wyotech Automotive Institute, CIBT-BJUT School of Business and Tourism Training Institute.

Sprott-Shaw Degree College Corp.	December 7th 2007	British Columbia, Canada	100%	Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and provide education and training services in Canada & parts of Asia
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design, marketing and advertising services in Canada, Hong Kong, and the U.S.

A chart of our organizational structure follows.

1.
Our beneficial ownership in CIBT increased 23.8% from 76% to 99.9% through a series of transactions as described in Note 3(a) to our audited financial statements for the twelve months ended August 31, 2008.

2.	We own 51% of IRIX and the remaining 49% interest is owned by Allen Chu, a former director of CIBT Education Group.

3.	Beijing Fenghua Education Consulting Ltd., which is wholly-owned by CIBT, was incorporated on September 27, 2006 in Beijing, China.

4.	CIBT School of Technical Services Inc., which is wholly-owned by CIBT, was incorporated in British Columbia, Canada on October 31, 2005.

5.	CIBT (Hong Kong) Ltd., which is wholly-owned by CIBT, was incorporated in Hong Kong, China on January 12, 1998.

6.	CIBT – BJUT School of Business, which is wholly-owned by CIBT, was established in 1995, and its license was renewed on November 18, 2000 in Beijing, China.

7.	CIBT Weifang Education Management Inc., which is wholly-owned by CIBT, was incorporated in Weifang, China on December 22, 2002.

8.
As part of CIBT’s acquisition of Tourism Training Institute in 2008, its China operations were integrated into operations of Beijing Fenghua EducationConsulting Ltd.,and its Canadian operations -were integrated into the operations of Sprott-Shaw Community College.

9.	IRIX Design Group Inc. (California), a wholly-owned subsidiary of IRIX, was incorporated in California, U.S.A on May 4, 1999,

10.	IRIX Design (Hong Kong) Company Ltd., a wholly-owned subsidiary of IRIX, was incorporated in Hong Kong, China on October 16, 2000.

11.	CIBT Beihai International College, a 60% owned subsidiary of CIBT, was incorporated in Weifang, China on December 22, 2004. The remaining 40% interest is owned by Weifang University.

12.	CIBT Wyotech Automotive Institute, a wholly-owned subsidiary of CIBT Weifang Education Management Inc., was incorporated in Weifang, China on December 14, 2006.

13.	We own 100% of Sprott-Shaw Degree College Corp.

14.
Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw Community College with the exception of its Surrey location which it owns a 66.7% in, with the remaining 33.3% owned by a local independent partner. Sprott-Shaw Community College is the licensor of the locations in China and Vietnam, and the location in the Philippines is a CIBT Center run by Sprott-Shaw Community College.

16.	Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw Degree College

17.	Sprott-Shaw Degree College Corp owns 100% of Sprott-Shaw International Language College.

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

We do not presently own any property or real estate. The lease holdings of our subsidiaries are described below.

CIBT

Our subsidiary, CIBT, leases the following office space and classrooms in China:

Name of Campus or Office	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Beijing University of Technology Campus	Beijing University of Technology Chaoyang District & Guanzhuang District, Beijing, China	Approximately 35,000, classroom facility	2012	15% of revenues generated from Beijing University of Technology campus
Shuanglong CIBT Campus	Shuanglong CIBT Campus Chaoyang District, Beijing, China	107,000, including 67,000 classroom facility and 40,000 office space	2012	From 6% to 18% of revenues generated from Shuanglong CIBT campus according to different programs
Executive Training Center	20th Floor of the Chao Wai Men Office Tower, Executive Training Center, Central Financial District Beijing, China	1,470, office space	2010	C$47,000
Beijing Fenghua Education Consulting Co. Ltd.	Rm 1006, Pengrun Building, 26 Xiaoyun Rd, Beijing, China	Approximately 2,200, office space	2009	C$54,000
Beijing Fenghua Education Consulting Co. Ltd.	Room 812 Interchina Commercial Building,No.33 Dengshikou Street, Dongcheng District. 100006	Approximately 2,300, office space	2008	C$40,000
CIBT Beihai International College	CIBT Beihai International College Weifang University, Weifang, China	20,000, classroom facility	2014
We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. We are not obliged to pay any additional costs for this facility until 2014 when the agreement will be renegotiated.

CIBT Wyotech Automotive Institute	CIBT WyoTech Automotive Institute, Weifang, China`	43,000, classroom facility	2011	C$49,000

Sprott-Shaw leases the following office space and classrooms in Canada:

Name of Campuses	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment (1)
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Coquitlam	Coquitlam	5,186	December 2008	$15,064
Duncan	Duncan	3,700	Lease contract being re-negotiated.	$27,416
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	May 2009	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	July 2009	$42,240
Prince George	Prince George	7,290	March 2009	$103,799
SSILC	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

(1) All lease commitments are provided in Canadian dollars.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our financial statements and the notes thereto included in this annual report under Item 17, including our audited consolidated financial statements for the twelve months ended August 31, 2008, the twelve months ended June 30, 2007 and the six months ended June 30, 2006. Our financial statements have been prepared in accordance with Canadian GAAP. Reference is made to Note 21 in our audited consolidated financial statements for the period ended August 31, 2008 for an explanation of all material differences between Canadian GAAP and U.S. GAAP.

We changed our reporting currency to U.S. dollars effective July 1, 2006. All dollar amounts are expressed in U.S. dollars unless otherwise stated.

On June 26, 2008 we changed our fiscal year end from June 30th to August 31st effective for the 2008 fiscal financial year in order to coincide with the year end of Sprott-Shaw, our major subsidiary, and the fiscal year end commonly used in the education industry. The comparative figures used in the audited consolidated financial statements are for the twelve months ended August 31, 2008 compared to the twelve months ended June 30, 2007.

In this “Item 5. Operating and Financial Review and Prospects” the various periods are referenced as follows:

•	fiscal 2008 – the twelve months ended August 31, 2008
•	fiscal 2007 – the twelve months ended June 30, 2007

Forward-Looking Statements

The following discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, decision of the Board of Directors not to pursue a specific course of action based on a re-assessment of the facts or new facts, or changes in general economic conditions or risk factors mentioned under “Item 3. Key Information”. We disclaim any obligation to update information contained in any forward-looking statements.

Non-GAAP Financial Measurements

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss), and monthly averages, all of which are non-GAAP financial metrics, are used in this Item 5. These non-GAAP financial measurements do not have any standardized meaning as prescribed by US or Canadian GAAP, and they are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of its business units and segments that comprise our consolidated group because it eliminates the effects of financing and accounting decisions. Management uses adjusted net income metrics to measure the profit trends of our business units and segments in because it eliminates non-cash revenues and expenses as well as certain non-recurring items. Management uses monthly averages metrics to measure the monthly average trend of certain financial statement numbers such as gross revenues, net revenues, and general and administrative expenses. Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing our financial performance. These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by US or Canadian GAAP.

Overview

We are an education, investment, marketing and management organization with three principle business units being CIBT, Sprott-Shaw and IRIX. CIBT and Sprott-Shaw operate education businesses in China and Canada, while IRIX is in the media communications, advertising and marketing industry.

For the twelve months ended August 31, 2008, we had gross revenue of $30,782,576. Sprott-Shaw accounted for $20,783,889 or 68% of gross revenues, which were generated over an eight month period from December 17, 2007 (the date of acquisition of Sprott-Shaw’s assets) to August 31, 2008.

We had numerous non-cash expense and income items for the twelve months ended August 31, 2008, which totaled $2,162,679 in non-cash income and $6,606,230 in non-cash expense items as follows:

Income

•	Dilution gain on subsidiary share issuances of $2,162,679

Expenses

•	Amortization of tangible and intangible assets totaling $1,837,780
•	Stock-based compensation totaling $1,453,359
•	Impairment in value of marketable securities of $1,348,168
•	Interest costs on long-term debt of $1,966,923

We had a net loss of $5,032,871 for the twelve months ended August 31, and an adjusted net loss of $589,320 if the non-cash items are excluded as follows:

Adjusted Net Income (Loss)	Twelve Months Ended August 31, 2008	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006
Net income (loss) under Canadian GAAP	$(5,032,871)	$196,160	$275,414
Add: amortization of tangible and intangible assets	1,837,780	256,387	103,301
Add: stock-based compensation	1,453,359	187,990	123,004
Add: impairment in value of marketable securities	1,348,168	-	-
Add: interest costs on long-term debt	1,966,923	134,102	-
Deduct: dilution gain on subsidiary share issuances	(2,162,679)	(128,301)	81,294
Adjusted net income (loss)	$(589,320)	$646,338	$583,013

For the twelve months ended August 31, 2008, we had an adjusted net loss of $589,320 compared to an adjusted net income of $646,338 for the twelve months ended June 30, 2007, prior to our acquisition of Sprott-Shaw.

Using an adjusted net income (loss) analysis allows management to isolate financial statement items that contribute to the changes in income (loss) figures.  We believe that such information is useful to our investors as it enhances disclosure as well as comparability between reporting periods and we have thus included a discussion of adjusted net income (loss) when we have deemed it to be useful. Management defines adjusted net income (loss) to be net income (loss) adjusted for recurring but non-cash items such as amortization of assets and stock-based compensation, and non-recurring and non-cash items such as impairment in value of marketable securities, interest costs on long-term debt settlement and dilution gain on subsidiary share issuances.

As of August 31, 2008, we had total assets of $40,780,127 and an accumulated deficit of $20,165,093. For the period ended August 31, 2008, we generated net loss of $5,032,871. We anticipate that our revenues will increase during our fiscal 2009 period or in the foreseeable future as a result of increased levels of enrollment at our education institutions. We have confirmed enrollment of 7,983 students for 2009, as compared to enrollment levels of 6,479 students in 2008 and 3,420 students in 2007. We are actively promoting our education programs, continuing to add new CIBT centers, developing new programs and expanding our program offerings to students wishing to study abroad, which command significantly higher tuition fees.  We believe that all of these efforts will contribute to higher revenues in the future.

Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan. Since our inception, we have acquired a number of other educational institutions, including Sprott-Shaw Community College, Concordia Career College, Tourism Training Institute and Modus ELS School. We expect our business strategy will include the identification of acquisition opportunities in order to build new campuses or schools and expand our education business in Canada, China and other countries. We plan to integrate future acquisitions into our existing operations. To that end, we completed the acquisition of Sprott-Shaw Community College on December 17, 2007 and integrated its 17 campuses in Western Canada and business operations in Vietnam, the Philippines and China into our CIBT organizational structure. Sprott-Shaw Community College reported net revenues of $13.7 million for the twelve months ended August 31, 2008.

While we believe our expansion plan will generate significant revenue growth in the long-term, we may incur losses in the short-term as we expand and take on the liabilities of our acquisitions. We expect the economic downturn will benefit our education business as an increasing number of people will retrain or upgrade their current level of education.

Any new programs we implement or new CIBT centers we open will face the same problems as any other new program or facility when entering a market. The likelihood of success of a new program or center will be subject to a number of factors including market perception, related acceptance of the new program or center, acceptance of long distance learning methods via video conferencing or the internet, existing and potential competition, and customer sentiment. On a short-term basis a significant investment in business and course development, facility renovation, purchase of equipment, acquisition expenses, and marketing and promotion could result in reduced margins; may not generate the expected revenue growth; or may lead to a loss, any of which could harm our business. Also, there is no assurance that we will generate any revenues or ever achieve profitable operations from our new programs, centers, or schools in the long-term. If our new programs, centers or schools should fail, this could harm our business and our results of operations.

A. Operating Results

Results of operations for the twelve months ended August 31, 2008, compared to the year ended June 30, 2007 and the six months ended June 30, 2006

We changed our fiscal year end from June 30 to August 31 during 2008 and have provided audited financial statements for the twelve months ended August 31, 2008 and audited statements of cash flows and income for the two month transition period ended August 31, 2007. Please refer to our transition report filed on a Form 20-F on September 26, 2008 for a discussion of the two month transition period results.

Our earnings (loss) before interest, taxes, depreciation and amortization (EBITDA) was  $(707,016) for the twelve months ended August 31, 2008, compared to $931,290 for the year ended June 30, 2007, and $378,715 for the six months ended June 30, 2006.

Total Gross Revenues

For the twelve months ended August 31, 2008, we generated total gross revenues of $30,782,576, as compared to total gross revenues of $8,211,340 for the year ended June 30, 2007 and $2,572,358 for the six months ended June 30, 2006. The significant increase in our revenues in 2008 was mainly due to the acquisition of Sprott-Shaw Community College on December 17, 2007, which generated gross revenues from December 17, 2008 to August 31, 2008 totaling $20,783,889; net revenues averaged a 66% margin during this period. Average tuition revenue generated per student during fiscal 2008 was $9,000, which is comparable to the average tuition revenue per student prior to the acquisition. After acquiring Sprott-Shaw, our enrollment level increased by 3,059 students to 6,479 in 2008 compared to 3,420 students in 2007, resulting in our higher revenues.

The following tables compares selected financial information for the twelve months ended August 31, 2008 to the twelve months ended June 30, 2007 on a relative basis (as a percentage of total gross revenues).

Selected Financial Information	Twelve Months Ended August 31, 2008	Percentage to Gross Revenues	Twelve Months Ended June 30, 2007	Percentage to Gross Revenues
Total gross revenues	$30,782,576	-	$8,211,340	-
Gross educational revenues – CIBT	$7,913,413	26%	$6,194,085	75%
Gross educational revenues – Sprott-Shaw	$20,783,889	68%	-	-
Gross advertising revenues – IRIX	$1,949,305	6%	$1,293,631	16%
General and administrative expenses	$19,007,536	62%	$4,710,025	57%
Net income (loss)	$(5,032,871)	16%	$196,160	2%

The addition of the gross revenues by Sprott-Shaw significantly changed our revenue mix during fiscal 2008.  Sprott-Shaw has become a major contributor to our consolidated gross revenues, EBITDA and net income.

CIBT

CIBT’s business is seasonal as students generally do not attend class in July and August and CIBT generates little or no revenue during that two month period.

Gross revenues from our education business operated by CIBT during the twelve months ended August 31, 2008 were $7,913,413, compared to gross revenues for the year ended June 30, 2007 of $6,194,085 and for the six months ended June 30, 2006 of $1,763,953. Gross revenues increased by $1,719,328 from fiscal 2007 to fiscal 2008. The increase of our gross revenues in our education business was mainly due to an increase in the number of students enrolled and an increase in average tuition revenue per student from $2,275 during 2007 to $2,870 during 2008.

CIBT’s EBITDA was $1,001,403 for the twelve months ended August 31, 2008 compared to EBITDA of $645,881 for the year ended June 30, 2007. CIBT generated a net income of $156,871 for the twelve months ended August 31, 2008, compared to a net income of $129,962 for the year ended June 30, 2007. CIBT’s EBITDA for the twelve months ended August 31, 2008 was higher than the EBITDA for the twelve months ended June 30, 2007 due to higher net margins.

The following reconciles the net income (loss) to the EBITDA:

	Twelve Months Ended August 31, 2008	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006

Net income (loss)	$156,871	$129,962	$(198,247)

Add: interest on long-term debt	115,355	79,247	-
Add: income tax provision	347,934	215,079	-
Add: amortization	381,243	221,593	85,242

EBITDA	$1,001,403	$645,881	$(113,005)

Gross revenues from CIBT’s education business represented approximately 26% of our consolidated gross revenues for the twelve months ended August 31, 2008, compared to 75% of consolidated gross revenues for the year ended June 30, 2007 and 69% of total gross revenues for the six months ended June 30, 2006. In fiscal 2008, we acquired Sprott-Shaw, which generates higher revenues and accounted for a larger proportionate share of our consolidated revenues, resulting in the decrease of CIBT’s approximate share of consolidated revenues from 75% in fiscal 2007 to 26% in fiscal 2008.

Sprott-Shaw

The acquisition of Sprott-Shaw on December 17, 2007 increased our gross revenues generated from educational operations by $20,783,889 for the period from December 17, 2007 to August 31, 2008.  Sprott-Shaw’s net revenues averaged a 66% margin during this period. Average tuition revenue per student was $9,000 during both fiscal 2007 and fiscal 2008.

From December 17, 2007 to August 31, 2008, Sprott-Shaw generated an EBITDA of $1,203,751 and a net loss of $242,831. Included in the determination of the net loss of $242,831 was $1,052,147 of amortization relating to finite life intangible assets that were identified in the purchase price allocation in connection with the acquisition of Sprott-Shaw on December 17, 2007.

The following reconciles Sprott-Shaw’s net income (loss) to EBITDA:

Acquisition Date to August 31, 2008

Net income (loss)	$(242,831)

Add: interest on long-term debt	43,791
Add: income tax provision	-
Add: amortization	1,402,791

EBITDA	$1,203,751

July and August are slow periods for the education sector generally as a result of the traditional vacation period for students. Sprott-Shaw generates little or no revenue during these months, which comprise 2 of the 8 months during which Sprott-Shaw has been our subsidiary and for which its earnings are consolidated as part of our 2008 fiscal year.

Since acquiring Sprott-Shaw, we have increased the proportion of international students attending Sprott-Shaw from 2% to 8%. International students generally pay a higher rate of tuition than domestic students.

IRIX

Gross revenues from our design and advertising business via IRIX for the twelve months ended August 31, 2008 were $1,949,305, compared to $1,293,631 for the year ended June 30, 2007, and $559,415 for the six months ended June 30, 2006. IRIX’s gross revenues in fiscal 2008 increased by $655,674, or approximately 51% over fiscal 2007. Net revenues averaged a 43% margin during the twelve months ended August 31, 2008 compared to a 44% margin for the twelve months ended June 30, 2007.

IRIX generated an EBITDA which was a loss of $27,224 for the twelve months ended August 31, 2008 compared to $31,503 for the year ended June 30, 2007. IRIX incurred a net loss of $59,007 for the twelve months ended August 31, 2008 in comparison to a net loss of $903 for the year ended June 30, 2007. IRIX’s EBITDA was lower for the twelve months ended August 31, 2008 due to lower net margins and higher general and administrative costs.

The following reconciles the net income (loss) to the EBITDA:

	Twelve Months Ended August 31, 2008	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006

Net income (loss)	$(59,007)	$(903)	$(37,462)

Add: interest on long-term debt	-	-	-
Add: income tax provision	-	-	-
Add: amortization	31,783	32,406	15,664

EBITDA	$(27,224)	$31,503	$(21,798)

IRIX’s general and administrative costs increased by $365,258 or 65%, to $923,320 in fiscal 2008 from $558,062 in fiscal 2007. However, the proportionate increase in general and administrative expenses was consistent with the proportionate increase in IRIX’s revenues; general and administrative expenses represented 47% of IRIX’s gross revenues in fiscal 2008 and 43% in fiscal 2007.

Gross revenues from our design and advertising business accounted for 6% of our consolidated gross revenues for the twelve months ended August 31, 2008, compared to 16% for the year ended June 30, 2007 and 22% for the six months ended June 30, 2006. The proportionate decrease is due to the acquisition of Sprott-Shaw in fiscal 2008, which substantially increased our consolidated revenues.

Consulting Income

Our gross revenues from our consulting services were $135,969 for the twelve months ended August 31, 2008, compared to $723,624 for the year ended June 30, 2007 and $248,990 for the six months ended June 30, 2006. Our consulting services consisted primarily of a 24-month management advisory services agreement with SEG entered into during 2005 and 12-month management advisory services agreement with Sun Media Investments Holding Ltd. entered into on November 15, 2006. From September 18, 2005 to December 31, 2007, we recognized the full value (of $1,317,500) of the consulting income derived from these two management advisory services agreements. Of the $1,317,500 in consulting income, $135,969 was earned during the twelve months ended August 31, 2008.

Gross revenues from our consulting services accounted for 0% of our consolidated revenues for the twelve months ended August 31, 2008, compared to 9% for the year ended June 30, 2007 and 10% for the six months ended June 30, 2006.

Direct Costs and Net revenues

The following table compares our direct costs for the twelve months ended August 31, 2008, the twelve months ended June 30, 2007 and the six months ending June 30, 2006.

Direct Costs	Twelve Months Ended August 31, 2008	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006
Educational	10,807,558	3,324,718	1,226,013
Design and Advertising	1,117,289	724,386	271,563
Consolidated Direct Costs	$11,924,847	$4,049,104	$1,497,576

For the twelve months ended August 31, 2008, our consolidated direct costs were $11,924,847 and resulted in net revenues of $18,857,729 or a margin of 61%, as compared to the year ended June 30, 2007, when our total direct costs were $4,049,104 resulting in net revenues of $4,162,236 or a margin of 51%. The increase in direct costs of $7,875,743 from fiscal 2007 to fiscal 2008 was mainly due to our acquisition of Sprott-Shaw, which accounted for direct costs of $7,102,933 in fiscal 2008. Sprott-Shaw’s net revenues margin in fiscal 2008 was 66%, with net revenues of $13,680,956 from the acquisition date on December 17, 2007 to August 31, 2008.

Direct costs of our education business mainly consist of payments to teachers and instructors, and to education service providers for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

Net revenues from our education business accounted for 95% of our consolidated net revenues for the twelve months ended August 31, 2008, compared to 69% of our consolidated net revenues for the year ended June 30, 2007 and 50% for the six months ended June 30, 2006.

This compares to net revenues from our design and advertising business, which accounted for 4% of our consolidated net revenues for the twelve months ended August 31, 2008. It accounted for 14% of our consolidated net revenues for the year ended June 30, 2007 and 27% for the six months ended June 30, 2006.

Net revenues from other businesses accounted for less than 1% of our business for the twelve months ended August 31, 2008. It accounted for 17% of our consolidated net revenues for the year ended June 30, 2007 and 23% for the six months ended June 30, 2006.

The increase in net revenues of $14,695,493 from $4,162,236 in fiscal 2007 to $18,857,729 in fiscal 2008 was primarily due to the acquisition of Sprott-Shaw, which accounted for $13,680,956 of the increase. This compares to an increase in net revenues of $2,165,360 between the year ended June 30, 2007 from fiscal 2005, which was due primarily to our increased education business development and expansion in China. We plan to continue expanding the education businesses of our subsidiaries CIBT and Sprott-Shaw.

Expenses

Consolidated Expenses.   Our consolidated expenses totaled $24,438,816 and $1,249,646 for the twelve months ended August 31, 2008, compared to $5,418,066 for the year ended June 30, 2007 and $1,850,032 for the six months ended June 30, 2006. The increase of $19,020,750 from fiscal 2007 to fiscal 2008 was primarily due to the expenses of Sprott-Shaw, which accounted for $12,917,943 of the increase, as well as increases in our amortization and stock-based compensation expenses from fiscal 2007 to fiscal 2008, which are discussed below.

The ratios of total expenses to total revenues were 79% for the twelve months ended August 31, 2008, compared to 66% for the year ended June 30, 2007 and 72% for the six months ended June 30, 2006. The reason for the increased expenses was a result of increased administrative expenses from our acquisition of Sprott-Shaw, as well as increased stock-based compensation and amortization expense.

Amortization.   Our amortization expense for the twelve months ended August 31, 2008 was $1,837,780. The amortization expense for fiscal 2008 was significantly higher in comparison to the $256,387 recorded for the year ended June 30, 2007. The reasons for the significant increase between fiscal 2007 and fiscal 2008 are the acquisition of new property and equipment during the twelve months ended August 31, 20008, the amortization of intangible assets we acquired through our acquisitions of Sprott-Shaw and Tourism Training Institute, the amortization of assets acquired in prior periods, and the amortization of finite life intangible assets that was recognized in fiscal 2008 as part of our ownership restructuring transactions with Shane Corporation that are described in more detail under the heading “Debentures” in Item 7 herein.

Our amortization expense was $256,387 for fiscal 2007 and $103,301 for the six months ended June 30, 2006. Amortization expense accounted for 3% of our total revenues for the year ended June 30, 2007 and 4%, for the six months ended June 30, 2006, compared to less than 1% for the twelve months ended August 31, 2008. Our amortization consisted of amortization of our property and equipment, as well as amortization of intangible assets acquired as result of our acquisition of Sprott-Shaw and Tourism Training Institute in the period of acquisition, including computers, software, furniture and leasehold improvements, agreement and contracts concerning curriculum access and foreign university cooperation agreements.

Stock-based compensation.   Stock-based compensation totaled $1,453,359 for the twelve months ended August 31, 2008. The increase in stock-based compensation for fiscal 2008 of $1,265,369 from fiscal 2007 is a result of the compensation expense in connection with the stock option grants during the 2006, 2007 and 2008 calendar years being recognized and recorded in fiscal 2008. The 2006 stock option grants accounted for $263,190, the 2007 stock option grants accounted for $954,474, and the 2008 stock option grants accounted for $235,695 of the $1,453,359 stock-based compensation expense recognized for the twelve months ended August 31, 2008.

The stock-based compensation expense from the stock option grants is being recognized on a straight-line basis over the vesting period of the underlying options. Stock-based compensation represents the estimated fair value of the stock options granted.

General and Administrative Expenses.   Our total general and administrative expenses were $19,007,536 for the twelve months ended August 31, 2008. This is an increase of $14,297,411 or 304% from the twelve months ended June 30, 2007 when general and administrative expenses were $4,710,025. Our total general and administrative expenses were $1,623,727 for the six months ended June 30, 2006. General and administrative expenses accounted for 62% of consolidated revenues in fiscal 2008 compared to 57% in fiscal 2007, before we acquired Sprott-Shaw.

The increase in total general and administrative expenses of $14,297,411 from fiscal 2007 to fiscal 2008 was mostly because of increases in our day to day operating costs and marketing and promotion activities as a result of our expansion and acquisitions of other educational businesses, including Sprott-Shaw.

Total general and administrative expenses for CIBT accounted for only 15% of our consolidated general and administrative expenses in fiscal 20008, compared to 49% in fiscal 2007. This decrease is due to our acquisition of Sprott-Shaw, which accounted for 60% of total general and administrative expenses in fiscal 2008. IRIX accounted for 5%, and our corporate office accounted for the remaining 19%, of our total general and administrative expenses in fiscal 2008. IRIX accounted for 12% of our total general and administrative expenses in fiscal 2007.

The following is a discussion of certain major expense categories in our general and administrative expenses:

Professional Fees.   Our professional fees consisted primarily of legal and auditing fees. Our professional fees were $1,447,140 for the twelve months ended August 31, 2008, compared to $649,672 and $137,127 for the year ended June 30, 2007 and for the six months ended June 30, 2006. Our professional fees increased by $797,468 from fiscal 2007 to fiscal 2008 due to our increased use of specialized experts in the fields of valuation, taxation and internal controls. We had a number of complex matters in fiscal 2008 that required use of these professionals in order to be in compliance with various regulatory requirements in Canada, the U.S. and China. Our professional fees accounted for 5% of our total revenues for the twelve months ended August 31, 2008, compared to 8% of our total revenues for the year ended June 30, 2007 and 5% for the six months ended June 30, 2006.

Consulting and Management Fees.   Our consulting and management fees accounted for 5% of our total revenues for the twelve months ended August 31, 2008, compared to 7% of our total revenues for the year ended June 30, 2007 and 11% for the six months ended June 30, 2006. For the twelve months ended August 31, 2008, our consulting and management fees totaled $1,614,155, compared to consulting and management fees totaling $587,717 for the year ended June 30, 2007, and $277,501 for the six months ended June 30, 2006. The increase of $1,026,438 or 175% in consulting and management fees from fiscal 2007 to fiscal 2008 was due to our corporate operation’s increased use of consultants for corporate financing and corporate communications activities. Consultants were engaged to assist in the areas of corporate financing, marketing and business expansion in the Asian market. Sprott-Shaw also engaged extra consultants to assist with developing its bachelor degree program, including the development of various degree granting programs to be offered by Sprott-Shaw.

Advertising Costs.   Our advertising costs were $4,039,337 for the twelve months ended August 31, 2008, compared to advertising costs of $362,093 for the year ended June 30, 2007 and $165,120 for the six months ended June 30, 2006. Advertising costs increased substantially from fiscal 2007 to fiscal 2008 as a result of the increased marketing efforts by CIBT and Sprott-Shaw to recruit students for the start of the September 2008 academic year. Sprott-Shaw accounted for a large share of the increase because it utilizes television and radio advertising, which is comparatively more expensive than the print media Internet advertising used by CIBT. Sprott-Shaw’s use of television and radio media allows it to maintain its market share and continue to build brand awareness.

Travel Costs.   Our travel costs were $473,210 for the twelve months ended August 31, 2008, compared to $293,274 for the year ended June 30, 2007 and $102,746 for the six months ended June 30, 2006. Travel costs accounted for 2% of our total revenues for the twelve months ended August 31, 2008, compared to 4% of our total revenues for the year ended June 30, 2007 and 4% for the six months ended June 30, 2006. Travel costs increased by $179,936 or 61% from fiscal 2007 to fiscal 2008 as a result of increased travel for our promotional activities and business expansion activities.

Investor Relations Expenses.   Our investor relations expenses were relatively consistent from fiscal 2007 to fiscal 2008. For the twelve months ended August 31, 2008, we incurred investor relations expenses of $120,612, compared to investor relations expenses of $90,405 for the year ended June 30, 2007 and $46,081 for the six months ended June 30, 2006. Investor relations expenses accounted for less than 1% of our total revenues for fiscal 2008, compared to 1% of our total revenues for the year ended June 30, 2007 and 2% for the six months ended June 30, 2006. Our investor relations expenses consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services. Costs increased by 33% compared from fiscal 2007 to fiscal 2008 as a result of increased corporate communications activities with our investors.

Salaries and Benefits.   Our salaries and benefits totaled $6,440,228 for the twelve months ended August 31, 2008, compared to $1,528,951 for the year ended June 30, 2007 and $552,742 for the six months ended June 30, 2006. Salaries and benefits accounted for 21% of our total revenues for the twelve months ended August 31, 2008, compared to 19% of our total revenues for the year ended June 30, 2007 and 21% for the six months ended June 30, 2006. The substantial increase in salaries and benefits of $4,911,277 from fiscal 2007 to fiscal 2008 was mainly due to our acquisition of Sprott-Shaw’s operations, as well as year ended bonuses to Sprott-Shaw personnel in Canada and CIBT personnel in China. Year end bonuses were paid during July and August of fiscal 2008.

Office and General Expenses.   Our office and general expenses totaled $2,405,783 for the twelve months ended August 31, 2008, compared to $984,178 for the year ended June 30, 2007 and $282,869 for the six months ended June 30, 2006. The increase in our office expenses of $1,421,605 from fiscal 2007 to fiscal 2008 was due to the increased level of our operations and our acquisition of Sprott-Shaw.

Rent.   Rent expense totaled $2,089,553 for the twelve months ended August 31, 2008, compared to rent expense of $203,538 for the year ended June 30, 2007 and $57,070 for the six months ended June 30, 2006. Our rent expense consisted entirely of payments to lease our corporate office and various locations to conduct the operations of our subsidiaries, as described under the heading “F. Tabular Disclosure of Contractual Obligations” contained herein.

Gain (Loss) from Sale of Marketable Securities

Besides revenues generated from our operations, we realized revenues from the sale of our marketable securities.  We generated net investment losses in the amount of $13,320 for the 12 months ended August 31, 2008, compared to net investment gains of $1,402,101 for the year ended June 30, 2007 and $1,108,073 for the six months ended June 30, 2006, from buying 240,000 NXMR shares (previously SEG) and reselling 195,000 of those shares in the public equity markets.

Impairment in Value of Marketable Securities

The market value of the NXMR shares as at August 31, 2008 was $0.03 per share and had decreased by $0.27 per share from a market value of $0.30 per share as at June 30, 2007. Our management was of the opinion that the decline in market price was temporary, but as time elapsed and with the current equity market conditions, it became clear that the market price of NXMR would not increase in value. As such, our management has determined that the decline in market price was other-than-temporary and that has been an impairment in value of the NXMR shares. There is accordingly a write-down of $1,348,168 recorded for the twelve months ended August 31, 2008. We held 5,862,824 common shares of NXMR as of August 31, 2008.

Income from Continuing Operations

We generated income from continuing operations of $4,684,937 for the twelve months ended August 31, 2008, compared to $411,239 for the year ended June 30, 2007 and $275,414 for the six months ended June 30, 2006. The increase of $4,273,698 from fiscal 2007 to fiscal 2008 was primarily due to our acquisition of Sprott-Shaw and the expansion of CIBT.

Dilution Gain on Issuance of Subsidiary Share Issuances

We recorded a gain on dilution of $2,162,679 as a result of our restructuring of ownership of CIBT in fiscal 2008 pursuant to the share purchase warrant exercise by Shane Corporation which resulted in an initial decrease in our ownership interest of CIBT to 78.1%. For further details of our restructuring transactions, refer to the heading “Debentures” under Item 7 herein.  For the twelve months ended June 30, 2007 we recognized a gain on dilution of $128,301 and for the six months ended June 30, 2006 we recognized a loss on dilution of $81,294.

Interest Costs on Long-Term Debt

For the twelve months ended August 31, 2008, we recorded interest costs on our long-term debt obligations of $1,966,923, compared to $134,102 for the twelve months ended June 30, 2007. There were no interest costs recorded for the six months ended June 30, 2006. The interest costs for fiscal 2008 included $1,809,979 recognized as part of the settlement of a $5,000,000 loan to Shane Corporation through the exercise of 5,361,667 share purchase warrants in CIBT by Shane Corporation. For further details of our restructuring transactions, refer to the heading “Debentures” under Item 7 herein.

Net Income

We generated net loss of $5,032,871 for the twelve months ended August 31, 2008, compared to net income of $196,160 for the year ended June 30, 2007 and $275,414 for the six months ended June 30, 2006.  Our net loss in fiscal 2008 is attributable to an increase in our consolidated expenses after our acquisitions as well as the impairment loss of $1,348,168 on our marketable securities in NXMR shares. We also issued stock based compensation of $1,453,359, and incurred total amortization fees of $3,804,703. A more detailed description of these expenses is contained in the preceding discussion of this “Item 5. Operating and Financial Review and Prospects”.

Our income tax provisions of $318,592 (current) and $29,342 (future) related entirely to taxes incurred by CIBT’s operations in China, which are subject to a statutory tax rate of 25% effective January 1, 2008 (33% previously).

Our net loss per share was $0.09 for the twelve months ended August 31, 2008, compared to per share net income of $0.01 for the year ended June 30, 2007 and for the six months ended June 30, 2006.

CIBT

CIBT generated a net income of $156,871 for the twelve months ended August 31, 2008, compared to a net income of $129,962 for the year ended June 30, 2007 and a net loss of $198,247 for the six months ended June 30, 2006.

Sprott-Shaw

Sprott-Shaw incurred a net loss of $242,831 during the eight months since we acquired it on December 17, 2007 to August 31, 2008. Included in this time period are Sprott-Shaw’s low-revenue months, July and August, during which students have a traditional summer vacation resulting in little or no revenues for Sprott-Shaw.

IRIX

IRIX incurred a net loss of $59,007 for the twelve months ended August 31, compared to a net loss of $903 for the year ended June 30, 2007 and a net loss of $37,462 for the six months ended June 30, 2006.

Segmented information

	In thousands of dollars
	CIBT			Sprott-Shaw	IRIX			Corporate			Consolidated
	2008 (1)	2007 (2)	2006 (3)	2008 (4)	2008 (1)	2007 (2)	2006 (3)	2008 (1)	2007 (2)	2006 (3)	2008 (1)	2007 (2)	2006 (3)
Total revenues	7,913	6,194	1,764	20,784	1,949	1,294	559	136	724	249	30,783	8,211	2,572
Net Revenues	4,209	2,869	538	13,681	832	569	288	136	2,126	1,357	18,858	5,564	2,183
Gain (loss) from sale of marketable securities	-	-	-	-	-	-	-	(13)	1,402	1,108	(13)	1,402	1,108
Total Expenses	7,757	2,735	704	13,924	891	590	325	5,011	2,092	821	23,878	5,418	1,850
Net income (loss)	157	(130)	(198)	(243)	(59)	(0.9)	(37)	(4,888)	201	511	(5,033)	196	275
Total Assets	16,610	15,434	3,840	21,691	376	628	341	2,103	3,848	2,746	40,780	19,910	6,927
Capital expenditures	577	357	259	168	12	-	12	-	-	-	757	357	271

(1) For the twelve months ended August 31, 2008
(2) For the fiscal year ended June 30, 2007
(3) For the six months ended June 30, 2006
(4) For the period from acquisition of Sprott-Shaw on December 17, 2007 to August 31, 2008

Significant Transactions

Ownership Restructuring

During the fiscal year ended June 30, 2007, we completed a restructuring of the ownership of CIBT in accordance with the terms of a CIBT $5 million debenture and warrant financing as described below. The result was an increase in our ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

• The settlement of advances from us to CIBT totaling $1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately $0.93 per share;

• The acquisition of 1,548,678 common shares from treasury of CIBT at approximately $0.93 per share for total cash consideration of $1,444,214;

• The purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 of our common shares at a price of approximately $0.83 per share.

The increase of our ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) was accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of our 23.7% increase in the ownership of CIBT are as follows:

Assets and Liabilities Acquired	Proportionate Share Acquired ($)
Cash and cash equivalents	917,237
Accounts receivable	267,869
Prepaids and other current assets	205,419
Property and equipment	224,921
Deferred costs and other	80,579
Intangible assets subject to amortization	147,102
Intangible assets not subject to amortization	3,246,387
Goodwill	1,512,900
Accounts payable	(325,169)
Deferred revenue	(451,969)
Due to related party	(428,679)
Future income tax liability	(827,502)
Non-controlling interest	(152,204)
Net assets acquired equal to purchase price	$ 4,416,891

During twelve months ended August 31, 2008, we engaged a business valuator to determine the fair values of the assets acquired. The final purchase price allocation is reflected above. The final fair value estimates resulted in an increase in intangible assets subject to amortization of $63,619, an increase in intangible assets not subject to amortization of $3,246,387, a decrease in goodwill of $2,482,505, and an increase in future income tax liabilities of $827,502. The effects of the finalization of the purchase price allocation have been accounted for on a prospective basis.

Debenture

On April 25, 2007, we entered into a securities purchase agreement with Shane Corporation S.à.r.l., a private limited liability company under the laws of the Grand-Duchy of Luxembourg, whereby Shane loaned $5 million to us and CIBT, our subsidiary, issued a debenture and share purchase warrants to Shane. The debenture of $5 million was to be due on April 24, 2010 or within six months of CIBT completing a minimum of $25 million public offering. However, Shane exercised their 5,361,667 share purchase warrants effective December 10, 2007 resulting in proceeds payable to CIBT of $5 million. CIBT and Shane agreed that it would settle the $5 million owed to CIBT as consideration in connection with the warrant exercise against the $5 million CIBT owed to Shane under the debenture agreement. As a result of the debt being paid out prior to maturity, $2,047,471 of interest cost on long-term debt settlement was charged to operations during the twelve months ended August 31, 2008.

The exercise of the share purchase warrants by Shane reduced our ownership in CIBT to 78.1%; accordingly, we recognized a gain on dilution of $2,162,679 during the period. The dilution gain of $2,162,679 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to us over the net book value of our proportionate interest diluted in CIBT. The issue of shares increased the proportionate interest of the non-controlling interest shareholders and decreased our proportionate interest.

After the issuance of the CIBT shares to Shane, we acquired these newly issues shares in CIBT from Shane through the issuance of 10 million of our common shares, thereby increasing our ownership in CIBT from 78.1% to 99.9%. Our increase in ownership in CIBT from 78.1% to 99.9% in this transaction has been accounted for using the purchase method. The proportionate values of the assets acquired and liabilities assumed as a result of our 21.8% increase in the ownership of CIBT are as follows:

Assets and Liabilities Acquired	Proportionate Share Acquired ($)
Cash and cash equivalents	1,308,682
Accounts receivable	83,454
Prepaids and other current assets	360,179
Property and equipment	267,849
Deferred costs and other	99,099
Due from related parties	940,113
Intangible assets subject to amortization	105,267
Intangible assets not subject to amortization	2,400,932
Goodwill	1,441,200
Accounts payable	(447,315)
Deferred revenue	(611,623)
Future income tax liability	(435,019)
Non-controlling interest	(124,517)
Net assets acquired equal to purchase price	$ 5,388,301

Subsequent to the period ended August 31, 2008, the purchase price allocation for the acquisitions of CIBT shares on December 10, 2007 was finalized and did not result in significant differences from the preliminary purchase price allocation.

Sprott-Shaw Acquisition

Effective December 17, 2007, we acquired, through Sprott-Shaw, the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools , which allowed us to continue operating Sprott-Shaw’s business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada, and locations in Vietnam, the Philippines and China.

As consideration we paid an initial amount to the vendors of $6,274,389 and incurred transaction costs of $346,890. In addition, C$1,000,000 was being held in escrow and for release on December 17, 2008, twelve months after the closing date of December 17, 2007, subject to:

(a) the satisfaction of certain conditions; and

(b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $696,750 (C$709,082), being the final adjusted amount to be paid out of escrow, has been included in the purchase price. In addition, we have agreed to pay a total of C$2,159,000 (US$2,298,256 converted at the August 31, 2008 exchange rate of US$1.0645 = C$1) of further consideration which will be paid upon the achievement of the following milestones by Sprott-Shaw (with all US$ figures converted from C$ at the rate of exchange prevailing on August 31, 2008 as provided above):

(a) up to C$886,333 (US$943,501) if the net income of Sprott-Shaw before EBITDA is equal to or exceeds C$2,300,000 (US$2,448,350) for the period from September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b) up to a maximum of C$886,333 (US$943,501) if the EBITDA for Sprott-Shaw is equal to or exceeds C$2,300,000 (US$2,448,350) for the period from August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c) up to a maximum of C$886,333 (US$943,501) if the EBITDA for Sprott-Shaw is equal to or exceeds C$2,300,000 (US$2,448,350) for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from September 1, 2007 to August 29, 2008, the EBITDA target for Sprott-Shaw was met and accordingly an additional purchase price payable of C$886,333 (US$943,501) has been accrued resulting in a corresponding increase in the original amount of goodwill attributed to the business combination. The additional consideration will be reduced if the EBITDA is less than C$2,300,000 (US$2,448,350) for the first two fiscal years following closing.

The acquisition of Sprott-Shaw has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Acquisition of Sprott-Shaw	Fair Value of Assets Acquired ($)
Accounts receivable	5,359,022
Inventory	691,294
Prepaids and other current assets	374,339
Property and equipment	2,330,153
Intangible assets subject to amortization	5,068,291
Intangible assets not subject to amortization	4,293,014
Goodwill	2,824,588
Bank overdraft	(115,136)
Accounts payable and accrued liabilities	(2,119,617)
Deferred revenue	(9,983,942)
Long term debt and lease obligations	(999,845)
Due to related parties	(404,132)
Net assets acquired equal to purchase price	$ 7,318,029

The purchase price allocation for this acquisition has been finalized in the subsequent period, which did not result in significant changes to the preliminary purchase price allocation, except that amortization period of certain finite life intangible assets has been adjusted to fifteen years as opposed to five years.  The change of amortization period has been accounted for prospectively.

Tourism Training Institute Asset Acquisition

On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute, which allowed us to continue operating Tourism Training Institute’s business which consists of developing and delivering tourism educational systems. TTI is an accredited education institution based in Vancouver with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses. We paid $198,903 as consideration to the vendors and incurred transaction costs of $19,505.

The acquisition of the TTI’s assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Tourism Training Institute Purchase	Fair Value of Assets Acquired ($)
Accounts receivable	91,012
Property and equipment	23,673
Intangible assets subject to amortization	277,419
Deferred revenue	(173,696)
Net assets acquired equal to purchase price	$ 218,408

Subsequent to the period ended August 31, 2008, the purchase price allocation for the purchase of the assets of TTI on April 30, 2008 was finalized and did not result in significant differences from the preliminary purchase price allocation.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our consolidated financial statements for the twelve months ended August 31, 2008. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis; revenues are recognized and expenses are incurred when each contract is estimated to be substantially completed, delivery to the customer has occurred and there is reasonable assurance of collection of the amount billed to the client.

CIBT and Sprott-Shaw recognize tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction.  Fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized as revenue during the period of actual course and program delivery as described above, adjusted for student withdrawals and refunds in accordance with our refund policy. Deferred revenue represents revenue yet to be earned by CIBT and Sprott-Shaw until each has fulfilled its obligations to deliver the courses and programs to students, and collectability or recoverability of the amount is reasonably assured.

We also recognize revenues from our management advisory service agreements on a straight-line basis over the service period. The full amount of the management advisory services agreements were recorded as unearned consulting fees, and subsequently recognized as earned consulting fees on a monthly basis until the amount of the unearned consulting fees was fully recognized.

Stock-based compensation

We grant stock options to certain directors, employees and consultants to acquire shares in our common stock in accordance with the terms of our stock option plan.  We expense the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the lesser of the vesting period and the requisite service period. Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the company’s stock. The estimated fair value of the options granted to employees, officer and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates.  Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment. As at August 31, 2008, our management conducted an impairment testing of our goodwill and concluded there was no impairment in value.

Intangible assets

Our indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of our projected cash flows.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies. As at August 31, 2008, our management conducted an impairment testing of the indefinite life intangible assets and concluded that there was no impairment in value.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset. As at August 31, 2008, our management conducted an impairment testing of indefinite life intangible assets and concluded that there was no impairment in value.

Income taxes

We follow the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions.  We have not recognized potential future benefit amounts as the criteria for recognition have not been met.

Foreign currency translation

Our CIBT subsidiaries in China maintain their accounting records in Chinese RMB. Our functional currency of CIBT Education Group Inc. and other entities in Canada is Canadian Dollars and our reporting currency is in U.S. dollars. Our management has determined that certain of our CIBT subsidiaries in China are considered to be integrated foreign operations, and accordingly our integrated foreign operations are translated using the temporal method. Our management has also determined that certain CIBT subsidiaries in China are considered to be self-sustaining foreign operations, and accordingly our self-sustaining foreign operations are translated using the current rate method. Our management continually evaluates whether any events or circumstances have caused there to be a change in the classification of our CIBT subsidiaries between integrated and foreign operations or self-sustaining foreign operations.

Changes in Accounting Policies

Effective July 1, 2007, we adopted new accounting, as described below, which did not result in any restatement of prior period amounts, except with regards to the presentation of unrealized foreign currency translation adjustments and the translation of functional currency to reporting currency which are presented as part of other comprehensive income (loss) retroactively. The effect of adopting these new standards is summarized below.

Accounting for Uncertainty in Income Taxes

On July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition. In accordance with the interpretation, the Company is required to record the cumulative effect adjustment as a change in opening retained earnings, with no restatement of prior periods.  Upon adoption, the Company has determined that the cumulative effect adjustment was $NIL. This amount differs from the $225,150 provision reported in the Company’s August 31, 2007 unaudited consolidated financials statements as contained in the Company’s transitional filing on form 20-F.  This difference is the result of the completion of more comprehensive FIN 48 analysis in connection with the completion of the audit of the Company’s consolidated financial statements as at August 31, 2008 an for the period then ended.  During the 2 month period ended August 31, 2007 and the twelve month period ended August 31, 2008, no additional FIN 48 related adjustments were required in accordance with US GAAP.

Recognition and Measurement of Financial Instruments

Effective July 1, 2007, we adopted this standard which requires that all financial instruments, including derivatives, be included on the balance sheet and measured either at fair value, or when fair value is not most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the statements of operations or the statements of comprehensive income. We recognize financial assets and liabilities when we become a party to any agreement creating the asset or liability, and all of our outstanding assets and liabilities were therefore restated as of July 1, 2007 in accordance with these requirements as if they had always been in effect. All financial instruments are classified into one of five categories: held-for-trading; held to maturity; loans and receivables; available-for-sale financial assets; or other financial liabilities. Initial and subsequent measurements and recognition of changes in the value of financial instruments is as follows, with treatment dependent on the category of financial instrument:

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  All premiums or discounts are amortized into operations using the effective interest method.

•
Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized or otherwise impaired, at which time realized gains, losses and impairment charges will be recorded in operations.

•
Held-for-trading financial instruments are measured at fair value.  All realized and unrealized gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.

We account for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:

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

All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise. Except as described in Note 4, the adoption of this new standard did not have a significant effect on our consolidated financial statements as of July 1, 2007.  Refer to Note 11 for further information on the classification and measurement of our financial assets and financial liabilities.

Financial Instruments – Disclosure and Presentation

This standard addresses the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

Accounting Changes

Effective July 1, 2007, we adopted revised CICA Handbook Section 1506 “Accounting Changes” which only allows a voluntary change in accounting principles to be made by a company if and only if the changes result in more reliable and relevant information; and requires all changes in accounting policies to be accompanied with disclosures of prior period amounts and justification for the change; and, for changes in accounting estimates, requires disclosure of both the nature and the amount of all changes. Our financial statements have not been impacted by the adoption of this revised standard as we have not made any voluntary changes in accounting principles since this revised standard was adopted.

Impact of Foreign Currency Fluctuations

We conduct business in Canada, the U.S., China, the Philippines, Vietnam and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to our operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, we do not use derivative instruments or other measures to reduce our exposure to foreign currency risk. In addition, we are exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect our ability to repatriate profits from China.

Included in the operating results for all relevant periods are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Twelve Months Ended August 31, 2008	Year Ended June 30, 2007	Six Months Ended June 30, 2006
Foreign exchange gains (losses)	$(520,509)	$(303,999)	$(51,563)

We have included as a separate component of shareholders’ equity the cumulative effect of foreign currency translation of self-sustaining operations as follows:

	August 31, 2008	June 30, 2007	June 30, 2006
Unrealized foreign exchange gains (losses)	$(9,726)	$525,172	$(180,570)

Uncertainties of Government Regulatory Requirements, Political or Monetary Policies

Our business in general is subject to extensive regulations in China and uncertainties with respect to the Chinese legal system and economic and political policies. We manage all risk issues directly. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as the U.S. or Canada. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or renew our governmental approvals in the future, which may cause us to cease our education business in China. You may lose your entire investment.

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

B. Liquidity and Capital Resources

Our operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

Working capital

As at August 31, 2008, we had a working capital surplus of $180,494 (June 30, 2007 - $11,561,270) and a shareholders’ equity of $21,131,807 (June 30. 2007 - $$13,659,132). The decrease in working capital surplus is a result of additional current liabilities in the form of deferred education revenues from Sprott-Shaw’s operations. A total of $7,864,570 deferred revenues belonged to Sprott-Shaw as at August 31, 2008.

During the twelve months ended August 31, 2008, the following major activities affected our cash level:

•	Operations that used $1,397,788 of cash
•	The acquisition of net assets from Sprott-Shaw of $7,433,165
•	The acquisition of capital assets of $757,191
•	Total proceeds of $8,722,457 from the issuance of shares of our common stock
•	Purchases of treasury shares totalling $2,689,955
•	Advances from related parties of $204,749
•	Loan repayments amounting to $179,099

We used net cash of approximately $116,482 per month in operating activities for the period ended August 31, 2008 (June 30, 2007 - $73,284). Our overall cash position decreased by $3,460,486 during the twelve months ended August 31, 2008, resulting in a consolidated cash balance of $10,207,302 as at August 31, 2008.

The current economic downturn may have an impact, both positively and negatively, on our revenues. CIBT’s strong student enrolment may be negatively affected as CIBT targets the higher end of the education market in China (charging relatively higher tuition fees for higher quality education offerings). Some students or potential students may no longer be able to afford the higher tuition fees CIBT charges. Sprott-Shaw’s student enrolment may not be negatively affected by the current economic situation since Sprott-Shaw offers a broad range of courses and programs that may appeal to people who lose their jobs and decide to retrain or upgrade their skills. Government funded programs may encourage the unemployed to seek new opportunities through Sprott-Shaw’s courses and programs, and accordingly have a positive impact on Sprott-Shaw’s revenues.

Liquidity requirements and sources

The following summarizes our financial condition and liquidity at the dates indicated:

	Twelve Months Ended	Year Ended	Six Months Ended
	August 31, 2008	June 30, 2007	June 30, 2006
Current Ratio	1.0	5.4	2.0
Working Capital	$180,494	$11,561,270	$2,326,998
Cash and Cash Equivalents	$10,207,302	$11,734,512	$2,744,630

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

Internal sources of liquidity

Historically we financed our operations primarily with cash flows generated from our operations, sales of our equity securities and sales of our marketable securities. We anticipate that our estimated direct and administrative operating expenses of approximately $40,980,000 for the next twelve months will be funded by expected cash from operating activities. We anticipate we can generate revenues of approximately $20,274,000 and $43,091,000 over the next 6 months and 12 months beginning September 2008. Additional internal sources of funds include cash reserves on hand and funds generated from the sale of marketable securities. However, our actual results of operations may differ materially from our expectation in the forward-looking statements.

Our estimated operational expenses for the next six and twelve months (beginning September 2008) are summarized as follows:

Description	Estimated Expenses for 6 months ($)	Estimated Expenses for 12 months ($)
Direct costs	8,246,261	17,222,896
Premises lease obligations	1,385,902	2,893,227
Salaries and benefits	4,013,575	8,813,866
Professional fees (legal, accounting and auditing fees)	366,867	769,182
Consulting and management fees	198,159	396,319
Marketing and promotion expenses	1,870,959	4,305,859
Depreciation	489,477	1,021,380
Other administrative expenses	2,582,155	5,521,193
Interest	18,000	36,000
Total operating expenses	19,171,355	40,979,922
Net estimated operating excess	712,536	1,423,347

External sources of liquidity

We plan to set up new schools and CIBT centers/Alliance locations, develop new programs and expand our existing campuses over the next 6 and 12 months. Our next step is to continue our expansion by targeting cities with populations ranging from 1 to 10 million people. Our national expansion plan is to own a network of 40 CIBT centers/Alliance locations in China by 2010.

We estimate we will need financing of approximately $7,000,000 for our proposed expansion plan as follows:

Description	Estimated Amount for 6 months ($)	Estimated Amount for 12 months ($)
New CIBT/Alliance Locations Centers: 4 proposed new centers/locations at an estimated cost of $106,000 per center/location, allocated as follows: • Teleconferencing system $22,000 • classroom renovation $34,000 • marketing and setup costs $50,000	212,000	424,000
Development of CIBT BJUT East Campus	-	285,714
Development of CIBT Wyotech Automotive Institute, Weifang	142,857	285,714
Acquisition of one college in either Canada, China or South East Asia	-	6,000,000
Total	354,857	6,995,428

The estimated costs over the next year of approximately $7,000,000 for our proposed expansion plan will be funded in whole or in part by cash and cash equivalents; we may decide to fund a portion of our estimated costs through equity financing to leave cash on hand for future use.

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

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, from time to time we acquire are own common shares into treasury.  As at August 31, 2008, 2,450,696 common shares with an accumulated cost of $3,777,633 have been recorded as treasury shares held.  For further details regarding our normal course issuer bid share purchases, see Note 10 to our consolidated financial statements for the twelve months ended August 31, 2008.

On October 9, 2008, we filed another TSX normal course issuer bid allowing for the repurchase of a total of up to one million of our common shares, which will expire on October 8, 2009 unless earlier terminated.

C. Research and development, Patents and Licenses, etc.

We had no research and development policies during the last three years, nor did we spend any amounts on research and development activities.

D. Trend Information

Future Acquisitions

We intend to enter into acquisitions, joint ventures and other strategic transactions, through our subsidiaries CIBT and Sprott-Shaw, and to build new campuses or schools to expand our education business in Canada, China and other countries.

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

F. Tabular Disclosure of Contractual Obligations

As at August 31, 2008, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations	$557,470	547,774	$9,696	-	-
Capital Lease Obligations	$276,300	$81,954	$186,801	$7,545	-
Operating Leases	$3,848,375	$1,362,723	$2,373,205	$112,447	-
Deferred Revenues	$11,288,366	$11,288,366	-	-	-
TOTAL	$15,907,511	$13,280,817	$2,569,702	$119,992	-

As of August 31, 2008, the remaining debt principal amounts relating to the long-term debt was $9,696 and to the capital lease obligations was approximately $220,466, including the current portion of capital lease obligations of $54,996.

Our lease obligations are as follows:

Leased Property	Size (square feet)	Duration	Annual Rent
Principal Corporate Office (Vancouver, Canada)	3,526	From September 2005 to October 2009	Approximately $70,520
CIBT Executive Training Center (Beijing, China)	1,470	From May 2005 to May 2010	Approximately $47,000
CIBT Wyotech Automotive Institute (Weifang, China)	43,000	From July 2005 to July 2011	Approximately $49,000

The leasehold obligations of Sprott-Shaw are as follows:

Leased Campus	Facility Location (1)	Size and Type (Square Feet)	Expiration Date of Lease	Annual Lease Commitment (2)
Port Coquitlam (Head Office)	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Chilliwack	Chilliwack	5,714	November 2012	$57,140
Coquitlam	Coquitlam	5,186	December 2008	$15,064
Duncan	Duncan	3,700	Least contract being renegotiated	$27,416
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	May 2009	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	July 2009	$42,240
Prince George	Prince George	7,290	March 2009	$103,799
Sprott-Shaw International Language College	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Downtown	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

(1)	All locations provided are cities in the province of British Columbia, Canada.

(2)	All annual lease commitments figures are in Canadian dollars.

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

ITEM 6. Directors, Senior Management and Employees

A.      Directors and Senior Management

As of August 31, 2008, the following persons are our directors:

Directors:

Name	Age	Appointment or Election Date
Toby Chu [2,3]	46	May 11, 1994
Tony David	67	July 28, 1998
David Richardson [2,3]	54	August 12, 1999
Prithep Sosothikul	48	September 25, 2000
Alfred Ng [1,2]	57	May 12, 2004
Troy Rice [2]	44	October 28, 2005
David Hsu [1,2,3]	65	February 27, 2006
Jack Brozman [1]	58	December 19, 2007
David Warnock	50	December 19, 2007

1. Member of our audit committee
2. Member of our compensation committee
3. Member of our corporate governance committee

Term of Office

The term of office for each of our directors expires immediately before each annual meeting of shareholders.

Share Ownership

As of November 7, 2008, our directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 12,240,094 common shares, which together represent approximately 27.6% of our issued and outstanding common shares. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by our directors and executive officers as a group is based upon information furnished by the directors and executive officers.

Officers:

As of August 31, 2008, the following persons are our senior officers:

Name	Age	Titles	Appointment Date
Toby Chu	46	President and Chief Executive Officer	May 11, 1994
Tim Leong	45	Secretary	May 24, 1996
		Chief Financial Officer	July 24, 1995
		Senior Vice President	July 24, 1995

Description of Experience of our Directors and Senior Officers:

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

Troy Rice, Director (Scottsdale, Arizona)

Mr. Rice was appointed a director of CIBT Education Group on October 28, 2005.  He is also a director and the Chief Operating Officer of CIBT. From June 2002 to November 2005, Mr. Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair educational facility. From October 2001 to January 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from August 1995 to January 2001, he was a Senior Vice President of Comfort Systems U.S.A (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a CPA in Arizona, U.S.A.

David Hsu, Director and Chairman  (Santa Ana, California)

Mr. Hsu was appointed a director of CIBT Education Group on February 27, 2006. He is also a director of CIBT. Currently Mr. Hsu is also a co-founder and founding Chairman of MedicineNet, Inc., an internet business that provides medical information online. Dr. Hsu was also one of the founders of Multi-Fineline Electronix, Inc., a NASDAQ-listed company (MFLX), and has served as a member of the Board of Directors since its inception in October 1984.  From February 1984 to September 1987 and October 1989 to December 2003, he served as the Chairman of the Board of Directors.  Since its inception, he has been actively involved in the financial planning, marketing and strategic planning and operations, with a particular emphasis on the establishment and expansion of its manufacturing operations in China.  Multi-Fineline Electronix, Inc. achieved successful listing on the NASDAQ in June 2004.   Upon the completion of the listing, Dr. Hsu resigned from the board of directors and serves as Chairman Emeritus.  From 2000 to 2003, Mr. Hsu served as an independent director at i-Cable Inc. (NASD: ICAB), a provider of telecommunication services in Hong Kong. From 1980 to 2004, Mr. Hsu served as an associate professor and clinical faculty member at the Medical School of the University of California. In 1977 Mr. Hsu started his private practice in gastroenterology in California, which continued until he retired from medical practice in 2004. Mr. Hsu obtained a Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987.

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

David Warnock, Director (Cockeysville, Maryland)

Mr. Warnock was appointed a director of CIBT Education Group Inc. on December 19, 2007. Currently he is a partner with Camden Partners, a firm he co-founded in 1995.  Mr. Warnock serves on the boards of American Public Education Inc., New Horizons Worldwide, Inc., Nobel Learning Communities Inc., Primo Water Corporation, Questar Assessment, Inc. and Towne Park Ltd., all of which are Camden Partners’ portfolio companies.  From 1983 to 1995, Mr. Warnock was the President of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II, and served as a consultant to both companies from 1995 to 1997. He also co-managed T. Rowe Price New Horizons Fund.  Mr. Warnock worked for T. Rowe Price Associates as an investment manager from 1983 to 1995. He began his career with Welch and Forbes, Boston-based private trustees, after completion of a Bachelor of Arts Degree from the University of Delaware and a Masters of Science in Finance from the University of Wisconsin.  Mr. Warnock is also a Chartered Financial Analyst. He is involved with numerous non-profit organizations, including acting as a board member for the National Alliance to End Homelessness and as a trustee of the board of the Baltimore Museum of Art.

Alvina Leung, Director, of IRIX (Richmond, British Columbia)

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

Other Directorships Currently Held

Name of Director	Other directorship	Company
Jack Brozman	Director	First State Bank of Kansas City La Petite Academy
David Richardson	Director	Kodiak Exploration Ltd.
David Warnock	Director	American Public Education Inc. New Horizons Worldwide Inc. Nobel Learning Communities Inc. Primo Water Corporation Questar Assessment Inc. Towne Park Ltd. Ranir LLC

Family Relationships

Toby Chu and Alvin Chu are brothers. Other than this relationship, there are no family relationships among our officers or directors.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

•	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Historical Involvement in Reverse Merger, Spin-off, and Other Strategic Transactions

A table outlining our involvement in reverse mergers, spin-offs and other strategic transactions follows.

Corporate Entities Involved	Date of Transaction	Type of Transaction	Our Principal Involved	Purpose of Transaction	Dollar Amount (Around)	Conside-ration	Subsequent Involvement	Subsequent Event
ANO Automation (Vancouver) Ltd. (1) & Stealth Ventures Inc.(2)	1994	Reverse Merger	Toby Chu	ANO Automation can become a public company.	$3 million	Stocks	President & Director	ANO Automation continued to operate as a subsidiary of Stealth Ventures, a predecessor of CIBT Education Group, until 1996.
ANO Automation (Vancouver) Ltd.	1996	Re-organization	Toby Chu	ANO Automation (Vancouver) Ltd entered into receivership.	$1.3 million	Cash & Debt	Ceased operation	ANO Automation (Vancouver) Ltd. settled the debt with a bank and received the full release.
ANO Office Automation Ltd. & HSBC Bank Canada	1996	Acquisition	Toby Chu	Toby Chu founded a new company, ANO Office Automation Ltd. in 1996. ANO Office purchased assets of ANO Automation (Vancouver) Ltd. from HSBC Bank, the creditor of ANO Automation (Vancouver) Ltd., and re-built the business.	$200,000	Cash & Debt	President & Director	ANO Office was sold to Dexxton Enterprises Ltd. in 1998.
ANO Office Automation Ltd. & Dexxton Enterprises Ltd. (3)	1998	Spin-off	Toby Chu	The re-organized ANO Office was sold to Dexxton, because ANO Office was not performing well.	$536,281	Cash	N/A	N/A
Annova Business Group Inc. & Excel Copier Ltd. (4)	1997	Acquisition	Toby Chu	Annova Business, a predecessor of CIBT Education Group, acquired Excel Copier in order to develop the copy and computer business.	$100,000	Cash	Director	Excel Copier was sold to a private company on October 9, 1998, because Excel Copier was not performing well.
CIBT Education Group & IRIX Design Group Inc. (5)	2000	Acquisition	Toby Chu	CIBT Education Group purchased the media business to complement its internet and web design business.	$250,000	Cash & Stock	Director	Ongoing operation
SE Global Equities Ltd. (6) & Future Technologies Inc. (7)	2001	Reverse Merger	Toby Chu Tim Leong	SEG can become an OTCBB reporting company.	12.8 million shares at a fair value of $3.4 million	Stocks	Directors & Officers	SEG was sold in 2005.
SE Global Equities Corp. & Global American Investments Inc. (8)	2001	Acquisition	Toby Chu Tim Leong	SEG acquired a U.S. based broker dealer business to complement SEG’s internet financial services business.	$59,290	Cash	Shareholders	After the acquisition, Global American became a subsidiary of SEG. Global American was sold as a subsidiary of SEG to Sun Media in 2005.
SE Global Equities Corp. And Global American Investments Inc. & Sun Media Investment Holdings Ltd. (9)	2005	Spin-off (10)	Toby Chu Tim Leong	CIBT Education Group sold the internet broker-dealer financial services business in order to focus on the education business in China.	$545,000 & retained 7 million shares	Cash & Stocks	CIBT Education Group became an advisor.
In connection with this reverse merger transaction, we received 250,000 post-consolidation common shares of SEG as a one-time payment under a 24-month management advisory service agreement with SEG. We received 500,000 post-consolidation common shares of SEG as a one-time payment under a 12-month management advisory service agreement with Sun Media.

For the twelve months ended August 31, 2008, we generate gross revenues of $135,969 from consulting advisory services provided to SEG as described under the heading “Consulting Income” in the section entitled “Operating Results” in this Form 20-F.

CIBT (11) & Weifang University (12)	2004	Acquisition	Toby Chu Tim Leong	CIBT acquired the 60% ownership of CIBT Beihai International College from Weifang University.	$714,000	Cash	President & Director	Ongoing operation

1.	ANO Automation (Vancouver) Ltd. was incorporated as a computer system retailer by Toby Chu in 1986 and was a private company at the time of the reverse merger.

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

B.      Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for directors and senior officers of us or our subsidiaries for the twelve months ended August 31, 2008. No cash compensation was paid to any of our directors.

Summary Compensation Table

Name	Year (1)	Salary $	Bonus $	Stock Awards (#)	Option Awards (#)	Non-Equity Incentive Plan Compensation (#)	Nonqualified Deferred Compensation Earnings $	Total $
Toby Chu (2)	2008	182,484 (3)	304,140 (3)	-	-	90,000 options (4)	-	486,624
Tim Leong (5)	2008	97,325 (6)	-	-	-	20,000 options (7)	-	97,325
Troy Rice (8)	2008	-	-	-	-	10,000 options (7)	-	-
Tony David (9)	2008	-	-	-	-	10,000 options (7)	-	-
David Richardson (10)	2008	-	-	-	-	10,000 options (7)	-	-
Prithep Sosothikul (11)	2008	-	-	-	-	10,000 options (7)	-	-
Alfred Ng (12)	2008	-	-	-	-	10,000 options (7)	-	-
David Warnock (13)	2008	-	-	-	-	50,000 options (7)	-	-
Jack Brozman (14)	2008	-	-	-	-	50,000 options (7)	-	-
David Hsu (15)	2008	-	-	-	-	10,000 options (7)	-	-
Alvin Chu (16)	2008	182,484 (17)				-	-	182,484
Dean Duperron (18)	2008	270,685 (19)				50,000 options (7)	-	270,685
Cal Purcell (20)	2008	116,587 (21)				30,000 options (7)	-	116,587

1.	“2008” denotes for the fiscal year 2008 from September 1, 2007 to August 31, 2008. We changed our fiscal year from June 30 to August 31.

2.	Toby Chu is the President, Chief Executive Officer and a director of CIBT Education Group and CIBT, and a director and secretary of IRIX.

3.	Toby Chu received compensation of C$180,000 and a bonus of C$300,000 in fiscal 2008 which were converted to U.S. dollars at the average rate of exchange for the period of C$1 = US$1.0138.

4.
In 2008, options to purchase up to 80,000 common shares of CIBT Education Group Inc. were granted to Toby Chu and up to 10,000 common shares were granted to Concordia Financial Management Corp., a company controlled by Mr.  Chu. These options are exercisable at a price of $2 per share until March 19, 2011.

5.	Tim Leong is Chief Financial Officer, Senior Vice President, and secretary of CIBT Education Group and CIBT.

6.	Tim Leong received compensation of C$96,000 in fiscal 2008 which was converted to U.S. dollars at the average rate of exchange for the period of C$1 = US$1.0138.

7.	These options are exercisable at a price of $2 per share until March 19, 2011.

8.	Troy Rice is a director of CIBT Education Group and CIBT and Chief Operating Officer of CIBT.

9.	Tony David is a director of CIBT Education Group.

10.	David Richardson is a director of CIBT Education Group.

11.	Prithep Sosothikul is a director of CIBT Education Group.

12.	Alfred Ng is a director of CIBT Education Group.

13.	David Warnock is a director of CIBT Education Group.

14.	Jack Brozman is a director of CIBT Education Group.

15.	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.

16.	Alvin Chu is the President of IRIX.

17.	Alvin Chu received compensation of C$180,000 in fiscal 2008 which was converted to U.S. dollars at the average rate of exchange for the period of C$1 = US$1.0138.

18.	Dean Duperron is the President of Sprott-Shaw.

19.	Dean Duperron received compensation of C$267,000 in fiscal 2008 which was converted to U.S. dollars at the average rate of exchange for the period of C$1 = US$1.0138.

20.	Cal Purcell is the Vice President of Sprott-Shaw.

21.	Cal Purcell received compensation of C$115,000 in fiscal 2008 which was converted to U.S. dollars at the average rate of exchange for the period of C$1 = US$1.0138.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2008

The following table sets forth the stock options that were granted to the named officers and directors for the fiscal period ended August 31, 2008:

Name	Number of common shares underlying options/SARs granted (#) in 2008	Percent of total options/SARs granted to employees in 2008 (1)	Exercise or base price ($/Share) (2)	Expiration date
Toby Chu	90,000	12%	C$2.00	March 19, 2011
Tim Leong	20,000	3%	C$2.00	March 19, 2011
Troy Rice	10,000	1.5%	C$2.00	March 19, 2011
Tony David	10,000	1.5%	C$2.00	March 19, 2011
David Richardson	10,000	1.5%	C$2.00	March 19, 2011
Prithep Sosothikul	10,000	1.5%	C$2.00	March 19, 2011
Alfred Ng	10,000	1.5%	C$2.00	March 19, 2011
David Hsu	10,000	1.5%	C$2.00	March 19, 2011
Alvin Chu	-	-	-	-
David Warnock	50,000	7%	C$2.00	March 19, 2011
Jack Brozman	50,000	7%	C$2.00	March 19, 2011
Dean Duperron	50,000	7%	C$2.00	March 19, 2011
Cal Purcell	30,000	4%	C$2.00	March 19, 2011

(1) We issued to employees, officers, and directors of us and our subsidiaries options to purchase an aggregate of 750,000 shares of our common stock at an exercise price of approximately C$2.00 per share, exercisable for a term of three years subject to vesting at a rate of 20% at the end of each 12, 15, 18, 21 and 24 months from the date of grant.

Employment Agreements

On January 1, 2003, we entered into a two year employment agreement with Toby Chu as President and Chief Executive Officer.  The agreement was extended on January 1, 2005 and provisions were added to allow for termination only if mutually acceptable to both parties, and to allow the parties to review the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007, we extended the agreement with the same provisions except that Mr. Chu has the option to terminate the agreement upon provided a 90-day notice to us or we may terminate the agreement upon provided a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior upon the occurrence of certain events. During the most recently completed fiscal year, Mr. Chu was paid C$15,000 per month pursuant to his employment agreement, for a total salary as provided in the summary compensation table above.

We do not have a written employment agreement with Tim Leong. We have agreed with Tim Leong to pay him approximately C$96,000 annually as compensation for his services. In fiscal 2008, this equated to approximately $97,325 at the average exchange rate of US$1.0138 = C$1.00.

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

•
reviewing and approving our overall business strategies and our annual business plan, our annual corporate budget and forecast, significant capital investments outside the approved budget, and succession planning;

•	assessing management’s performance against approved business plans and industry standards;
•	reviewing and approving continuous disclosure documents;
•	ensuring the effective operation of the Board of Directors; and
•	safeguarding shareholders’ equity interests through the optimum utilization of our capital resources.

We have established three committees under the Board of Directors: the audit committee, the corporate governance committee, and the executive committee.

Audit Committee

Our audit committee has primary responsibility for our financial reporting, accounting systems and internal controls. Our audit committee is comprised of David Hsu, Alfred Ng and Jack Brozman, all of whom are independent directors within the meaning of Canada National Instrument 52-110 and satisfy SEC and NYSE Amex requirements regarding independence.  The Chairman of the Audit Committee is David Hsu.  All members of the Audit Committee are financially literate.  We consider “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

Our audit committee is primarily responsible for the following:

•	the appointment, compensation, and oversight of the work of any registered public accounting firms;
•	reviewing the scope, cost and results of the independent audit of our books and records, the results of the annual audit and the adequacy of our accounting, financial and operating controls;
•
obtaining reasonable assurance on the process for preparing reliable quarterly interim financial statements from discussions with management and, where appropriate, reports from the external and internal auditors;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters;
•	reviewing and approving our hiring policies regarding the selection and retention of the external auditors and the appointments of the chief financial officer and key financial executives;
•	reviewing control weaknesses identified by the external and internal auditors;
•	reviewing the audit committee’s terms of reference periodically and proposing recommended changes to the Board of Directors; and
•	reporting to the Board of Directors on any accounting or financial matters.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Corporate Governance Committee

The Board of Directors has a corporate governance committee whose members are Toby Chu, David Hsu and David Richardson. David Richardson is the chairman of our corporate governance committee. We have adopted a Code of Conduct and Ethics for the corporate governance committee.

The corporate governance committee is responsible for the following:

•	advising the Board of Directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;
•	making recommendations to the Board of Directors on all matters of corporate governance and on any remedial action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

We have a separate compensation committee. The members are Toby Chu, David Hsu, Alfred Ng, Troy Rice and David Richardson. The compensation committee is chaired by David Hsu.  All compensation of our officers and Board members shall be approved by a majority of the independent directors.

Compensation of Directors

None of our directors received any cash compensation, directly or indirectly, for their services rendered as directors during fiscal 2008. We do not have any non-cash compensation plans for our directors for fiscal 2008 and we plan to pay a maximum of $10,000 per year as cash compensation in the current financial year for certain independent directors in addition to the incentive stock options which may be granted from time to time.

D.      Employees

As of December 1, 2008, we engage the following number of people as full-time employees of CIBT Education Group and our subsidiaries:

	CIBT Education Group Vancouver	CIBT Vancouver	CIBT China	IRIX Vancouver	Sprott-Shaw	Total
Executive	4		2	2	2	10
Administrative	2				51	53
Management		2	16	1	22	41
Operations			78	8	40	126
Teachers			18		59	77
Total	6	2	114	11	174	307

During 2007 and 2008 we had a total of 133 and 307 full-time employees.

As of December 1, 2008, we employed approximately 100 part-time teachers in China and 171 part-time teachers in Canada.

E.      Share Ownership

The following table sets forth the ownership information concerning the number of shares of common stock owned beneficially as of March 13, 2009 by: (i) each person known to us to own more than five percent (5%) of any class of our voting securities; (ii) each of our directors; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

As of March 13, 2009, there were 64,109,297 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire as specified in the table below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Jack Brozman	200,000 (1)	(2)
Toby Chu	3,597,175 (3) (26)	6%
Tony David	529,168 (4)	(2)
David Hsu	4,582,087 (5)	7%
Tim Leong	883,863 (6)	1%
Troy Rice	661,000 (7)	1%
Alfred Ng	115,000 (8)	(2)
Allen Chu	40,000 (9)	(2)
David Richardson	3,403,938 (10)	5%
Prithep Sosothikul	75,000 (11)	(2)
David Warnock	60,000 (12)	(2)
Shane Weir	50,000 (13)	(2)
Cal Purcell	30,000 (14)	(2)
Dean Duperron	50,000 (15)	(2)
Alvin Chu	15,000 (16)	(2)

All Officers and Directors as a Group	14,292,231	22

Shane Corporation (26)	10,397,279 (17)	16%

1.
Jack Brozman is our director. His security holdings include 150,000 common shares of CIBT Education Group and options to purchase 50,000 common shares of CIBT Education Group at an exercise price of C$2.00 per share until March 19, 2011.

2.	Less than 1%.

3.
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. These shareholdings Toby Chu’s direct holdings of 410,400 common shares and the following options to purchase: (a) 100,000 common shares at an exercise price of C$0.50 per share until December 15, 2009; (b) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2010; (c) 80,000 common shares at an exercise price of C$2.00 per share until March 19, 2011. The grant dates of these options were (a) December 16, 2004; (b) June 22, 2007; and (c) March 20, 2008. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 2,596,775 common shares of CIBT Education Group and options to purchase 200,000 common shares at approximately C$0.58 per share until February 19, 2011; 10,000 common shares at C$2.00 per share until March 19, 2011; and 100,000 common shares at C$1.53 per share until June 21, 2012.

4.
Tony David is our director. His shareholdings include 264,418 common shares in his name. Mr. David also holds warrants to purchase 3,750 common shares at an exercise price of C$2.25 until November 27, 2009; and options to purchase common shares of CIBT Education Group as follows: (a) 25,000 common shares at an exercise price of C$0.50 per share until December 15, 2009; (b) 25,000 common shares at an exercise price of C$0.58 until February 19, 2011; (c) 10,000 common shares at an exercise price of C$2.00 per share until March 19, 2011; and (d) 20,000 common shares until June 21, 2012 at an exercise price of C$1.53 per share. Tony David also has voting and investment control over H Tony David Holdings Ltd., a company that holds 181,000 common shares of CIBT Education Group.

5.
David Hsu is a director and Vice Chairman of CIBT Education Group and CIBT. His shareholdings include 477,100 common shares in his own name; and (a) options to purchase 100,000 common shares at approximately C$0.58 per share until February 19, 2011; (b) options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and (c) options to purchase 100,000 common shares at approximately C$1.53 per share until June 21, 2012. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,907,213 common shares; warrants to purchase 25,000 common shares at C$2.25 per share until November 27, 2009; and warrants to purchase 392,334 common shares at C$0.80 per share until February 13, 2010. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

6.
Tim Leong is Chief Financial Officer, Senior Vice President and secretary of us and CIBT. His shareholdings include 663,863 common shares and options to purchase options to purchase 150,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 20,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 50,000 common shares at C$1.53 per share until June 21, 2012.

7.
Troy Rice is a director of CIBT Education Group. His shareholdings include 451,000 common shares of CIBT Education Group; options to purchase 100,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012.

8.
Alfred Ng is a director of CIBT Education Group. His shareholdings include 20,000 common shares; options to purchase 50,000 common shares at C$0.50 per share until December 15, 2009; options to purchase 25,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 20,000 common shares at C$1.53 per share until June 21, 2012.

9.
Allen Chu was a director of CIBT Education Group until November 14, 2007. His shareholdings include 20,000 common shares; options to purchase 10,000 common shares at C$0.58 per share until February 19; 2011; and options to purchase 10,000 common shares at C$1.53 per share until June 21, 2012.

10.
David Richardson is a director of CIBT Education Group. His shareholdings include options to purchase 50,000 common shares at C$0.30 per share until June 24, 2008; options to purchase 50,000 common shares at C$0.50 per share until December 15, 2009; options to purchase 50,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012. David Richardson also has voting and investment control over Countryman Investments Ltd., which holds warrants to purchase 137,500 common shares at an exercise price of C$2.25 per share until November 27, 2009; and 3,006,438 common shares held by Countryman Investments Ltd., a company over which David Richardson has voting and investment control.

11.
Prithep Sosothikul is a director of CIBT Education Group. He holds 20,000 common shares of CIBT Education Group; options to purchase 25,000 common shares at C$0.50 per share until December 15, 2009; options to purchase 10,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 10,000 common shares at C$1.53 per share until June 21, 2012.

12.	David Warnock is a director of CIBT Education Group. He holds options to purchase 50,000 common shares of CIBT Education Group, exercisable at C$2.00 per share until March 19, 2011.

13.
Shane Weir was elected as a director of CIBT Education Group on December 12, 2008. He holds options to purchase 50,000 common shares of CIBT Education Group, exercisable at C$0.51 per share until January 22, 2012.

14.	Cal Purcell is the Vice President of Sprott-Shaw. He holds options to purchase 30,000 common shares of CIBT Education Group, exercisable at C$2.00 per share until March 19, 2011.

15.	Dean Duperron is the President of Sprott-Shaw. He holds options to purchase 50,000 common shares of CIBT Education Group, exercisable at C$2.00 per share until March 19, 2011.

16.
Shane Corp owns 10,000,000 shares in its own name and has certain voting control over 3,597,175 common shares owned by Toby Chu and Concordia (a company controlled by Toby Chu) and 883,863 common shares owned by Timothy Leung pursuant to the Voting Agreement dated December 10, 2007.  Under the agreement, Toby Chu, Timothy Leung and Concordia agreed to vote their shares so as to elect as directors two individuals designated by Shane Corp.  Each of the parties disclaims beneficial ownership of the shares referred to in the Voting Agreement, with the exclusion of the shares over which each party has sole dispositive power as follows: 3,597,175 common shares held by Toby Chu and Concordia; 883,863 common shares held by Timothy Leung; and 10,000,000 common shares held by Shane Corp.

We are not aware of any arrangement which might result in a change in control in the future.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

Stock Option Plan

As of August 31, 2008, our stock option plan was our only equity compensation plan. As required by the TSX Venture Exchange Policy 4.4, our shareholders approved a new “rolling” stock option plan on November 14, 2007 whereby a maximum of 10% of our issued and outstanding common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. The material terms of the plan are as follows:

•	The term of any options granted under the plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.

•
The exercise price of any options granted under the plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of our common shares preceding the grant of such options, less any permitted discount.

•
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

•	All options granted under the plan are non-assignable and non-transferable.

•
If an option holder ceases to hold a position with us or our subsidiaries in which the option holder would be eligible to be granted an option (other than by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

We intend to attract, retain and motivate our directors, officers, and employees through the stock option plan. Under the stock option plan we are authorized to grant options to purchase up to 10% of our stock, issued and outstanding, as of the award date of the options.  This is in accordance with section 3.4 of TSX Venture Exchange Policy 4.4, which provides that the TSX Venture Exchange will not accept option plans reserving more than 10% of an issuer’s issued shares, including any outstanding stock options previously granted on an individual basis. As of August 31, 2008, we had 64,109,297 issued and outstanding common shares, which results in stock options to purchase a total of 6,410,929 common shares permitted under Policy 4.4. As of August 31, 2008, we were well under this ceiling having issued options to purchase a total of 4,535,000 common shares. This leaves us with the ability to grant further stock options to purchase up to 1,875,930 common shares under the plan.

A summary of the plan details follows:

As of August 31, 2008
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance under the Stock Option Plan
4,535,000	$1.18	1,875,930

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

ITEM 7. Major Shareholders and Related Party Transactions

A.      Major Shareholders

At March 13, 2009, there were 64,109,297 outstanding shares of our common stock. To our knowledge, the only directors and officers owning, and only other persons owning 5% or more of the outstanding shareholdings in us, directly or indirectly, or exercising control or direction over such shares, are as follows:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common Shares	Jack Brozman	150,000 (1)	(2)
Common shares	Toby Chu	3,007,175 (4)	5%
Common Shares	Tony David Haskell	445,418 (5)	(2)
Common shares	David Hsu	3,954,753 (6)	6%
Common Shares	Tim Leong	663,863 (7)	1%
Common Shares	Alfred Ng	20,000 (8)	(2)
Common Shares	Troy Rice	451,000 (9)	(2)
Common shares	David Richardson	3,006,348 (10)	5%
Common Shares	Prithep Sosothikul	20,000 (11)	(2)
Directors and Officers as a Group		11,756,638	18%
Common shares	Mackenzie Financial Corporation	6,119,650 (12)	10%
Common Shares	Shane Corporation	10,000,000 (13)	16%

1.	Jack Brozman is a director of CIBT Education Group. These common shareholdings are all held in Mr. Brozman’s name.

2.	Less than 1%.

3.
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of CIBT Education Group and CIBT and a director and secretary of IRIX. These shareholdings include 410,400 common shares held in his own name and 2,596,775 common shares held by Concordia Financial Management Corp., a company over which Toby Chu has voting and investment control.

4.
Tony David Haskell is a director of CIBT Education Group Inc. These shareholdings include 264,418 common shares held in his own name and 181,000 common shares held by H. Tony David Holdings Ltd., a company over which Tony David Haskell has voting and investment control.

5.
David Hsu is a director of CIBT Education Group and director of CIBT. These shareholdings include 477,100 common shares held in his own name and 200,000 common shares held by First International Management Ltd., a company over which David Hsu has voting and investment control. Golden Field Company, a company controlled by David Hsu, holds 2,907,213 common shares of CIBT Education Group and Grande Dame Nevada LLC, a company controlled by David Hsu holds 370,440 common shares of CIBT Education Group,.

6.	Tim Leong is the Chief Financial Officer and Senior Vice President of CIBT Education Group. These common shareholdings are all held in Mr. Leong’s name.

7.	Alfred Ng is a director of CIBT Education Group. These common shareholdings are all held in Mr. Ng’s name.

8.	Troy Rice is a director of CIBT Education Group. These common shareholdings are all held in Mr. Rice’s name.

9.
David Richardson is a director of CIBT Education Group. These shareholdings are comprised of 3,006,438 common shares held by Countryman Investments Ltd., a company over which David Richardson has voting and investment control.

10.	Prithep Sosothikul is a director of CIBT Education Group. All shareholdings are in Mr. Sosothikul’s own name.

11.	The shareholdings of Mackenzie Financial Corporation include 6,119,650 common shares of CIBT Education Group.

12.
Pursuant to CIBT’s ownership restructuring, Shane Corporation loaned $5 million to us and CIBT, our subsidiary, issued a debenture and share purchase warrants to Shane. The debenture of $5 million was to be due on April 24, 2010 or within six months of CIBT completing a minimum of $25 million public offering. However, Shane exercised their 5,361,667 share purchase warrants effective December 10, 2007 resulting in proceeds payable to CIBT of $5 million. CIBT and Shane agreed that it would settle the $5 million owed to CIBT as consideration in connection with the warrant exercise against the $5 million CIBT owed to Shane under the debenture agreement. The exercise of the share purchase warrants by Shane reduced our ownership in CIBT to 78.1%. After the issuance of the CIBT shares to Shane, we acquired these newly issues shares in CIBT from Shane through the issuance of 10 million of our common shares, thereby increasing our ownership in CIBT from 78.1% to 99.9%.

All of our common shares have identical voting rights. As of March 13, 2009, there were 141 holders of record of our common stock in total, including 24 U.S. holders, 92 Canadian holders, 14 holders in other countries and 11 reserved accounts. As of March 13, 2009, there were 64,109,297 of our common shares outstanding, including 5,787,385 shares or 9% held by U.S. holders.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person, nor are there any arrangements which may result in a change of control of us.

B.      Related Party Transactions

As at August 31, 2008, a balance of $296,769 was owed to certain of our officers, employees, directors, relatives of directors, and private companies controlled by our officers and directors. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of our operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

On January 1, 2003, we entered into a two year employment agreement with Toby Chu whereby Mr. Chu will be paid approximately $15,000 per month. On January 1, 2005 we extended this agreement and added a provision to allow termination of the agreement only if mutually acceptable to both of the parties, as well as a provision allowing review of the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007 we extended this agreement with the same provisions except that the agreement may be terminated by Mr. Chu upon a 90-day notice to us or be terminated by us upon a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events. During fiscal 2008 we paid $ 182,484 to Mr. Chu as compensation under the agreement, as well as a bonus of approximately $304,140, as provided in the summary compensation table under the heading “Compensation” herein.

During the twelve months ended August 31, 2008, we and our subsidiaries also incurred $1,185,223 for management fees and salaries, as well as a bonus of $295,905 (C$300,000) paid to Toby Chu for his services as our Chief Executive Officer.

From July 2007 to September 2007, we advanced approximately $436,890 to Toby Chu and Concordia Financial Management Corp., a company owned by Toby Chu. The advances were secured by collateral, in the form of shares owned by Toby Chu and Concordia Financial Management Corp., held by us until we received repayment in full. The full amount of the advances was repaid to us on November 5, 2007.

On February 9, 2007, we loaned Asia Interactive (formerly known as Black Gardenia Corp.) $150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  Asia Interactive is a reporting company in the U.S. that files quarterly and annual reports with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. The loan was used by Asia Interactive for general and administrative purposes. On September 29, 2008, we receive payment of the loan in full from Asia Interactive, being the $150,000 principal plus accrued interest of $19,233.

In addition, effective September 29, 2008, members of our management team resigned from their positions as directors of Asia Interactive, as described below. Our directors and officers, Toby Chu and Tim Leong, were appointed as directors and officers of Asia Interactive to protect our investment in Asia Interactive on January 15, 2007. While Amy Ng was a former director of SEG and Ken Ng was a service manager of ANO Automation and a former director of ANO Office, we or our directors and officers do not have any material or unusual relationship with Amy Ng and Ken Ng other than the business relationship described above.

The following table shows detailed relationship between us or our directors and officers and Asia Interactive.

Name	Ownership or Control Interests in Asia Interactive	Position in Asia Interactive	Major Position in us or our subsidiaries
Allen Chu (1)	0	Former director (from January 15, 2007 to September 29, 2008)	A former director of CIBT Education Group
Amy Ng (2)	1,973,256 common shares (3)	Former director, President, CEO, CFO, Secretary and Treasurer (from February 24, 2006 to January 26, 2007)	A former director of SEG, our former subsidiary
Ken Ng (4)	1,000 common shares (5)	President, CEO, CFO, Secretary, Treasurer (from July 23, 2007 to present)	Our former director
Tim Leong	0	Former director (from January 15, 2007 to September 29, 2008); Former CFO and Secretary (from January 26 to July 23, 2007)	Our CFO, Senior Vice President and secretary
Toby Chu	0	Former director (from January 15, 2007 September 29, 2008); Former President and CEO (from January 26 to July 23, 2007)	Our Director, President, and CEO
Tony David	138,972 common shares (6)	N/A	Our Director

(1) Allen Chu owns a 49% interest in our subsidiary, IRIX. He was our director until November 14, 2007.

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

(3) Amy Ng’s shareholdings include 1,187,928 shares held directly in the name of Amy Ng and 785,327 shares held by Shanghai Success Company Ltd. Amy Ng holds 30% of the issued and outstanding shares of Asia Interactive as of March 13, 2009.

(4) Ken Ng was employed as the Service Manager of Computer Department of ANO Automation, a predecessor of CIBT Education Group in the mid 90’s. He resigned as the Service Manager from ANO Automation and started his own ventures over the years on his own. In 1996, Ken Ng was invested in ANO Office, which was founded by Toby Chu in 1996, and became a director of ANO Office. In 1998, ANO Office was sold and therefore the business relationship between us and Ken Ng also ceased. Ken Ng has no family relationship with our directors or officers. Ken Ng is the sole officer and director of Asia Interactive Media Inc. as of September 29, 2008.

(5) Ken Ng holds less than 1% of the issued and outstanding shares of Asia Interactive as of March 13, 2009.

(6) Tony David holds 2% of the shares of the issued and outstanding shares Asia Interactive as of March 13, 2009.

Negotiations for the sale of IRIX between CIBT Education Group and Asia Interactive were stalled because CIBT Education Group and Asia Interactive were unable to reach an agreement for the valuation of IRIX.

Other than as described above, we have not entered into any material or unusual transactions with our officers, directors, persons nominated for these positions, beneficial owners of 10% or more of our common stock, or family members of these persons.

See “Item 6. Directors, Senior Management and Employees - B Compensation” for a description of employment agreements and a description of salaries and stock purchase options we have paid or granted to our directors and senior officers during fiscal 2008.

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

B.      Significant Changes

On June 26, 2008, we decided to change our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw, our major subsidiary that operates under the name Sprott-Shaw Community College, and to coincide with the fiscal year end date commonly used in the educational services industry. We filed our transition report on a Form 20-F with the SEC on September 26, 2008 for the two month transition period from July 1, 2007 to August 31, 2007, with unaudited financial statements. Financial statements for the two month transition period have been audited as part of the audit of our financial statements for the twelve months ended August 31, 2008.

ITEM 9. The Offer and Listing

A.      Price History

Our common shares are listed and posted for trading on the TSX Venture Exchange and on the NYSE Amex under the symbol “MBA”.

TSX Venture Exchange

On March 12, 2009 the closing price of our common shares on the TSX Venture Exchange was C$0.52. The high and low prices of our common shares on the TSX Venture Exchange on March 12, 2009 were C$0.52 and C$0.47. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares on the TSX Venture Exchange in Canadian Dollars.

Period	High ($)	Low ($)
Annual High/Low
2008 (September 1, 2007 – August 31, 2008)	2.59	1.38
2007 (July 1, 2006 – June 30, 2007)	1.74	0.72
2006 (January 1 – December 31, 2006)	1.09	0.55
2005 (January 1 – December 31, 2005)	0.84	0.50
2004 (January 1 – December 31, 2004)	0.89	0.36

Quarterly High/Low
2009
December 1 – February 28	0.70	0.36
September 1 – November 30	1.61	0.35
2008
June 1 – August 31	2.00	1.38
March 1 – May 31	2.34	1.88
December 1 – February 28	2.59	1.93
September 1 – November 30	2.16	1.52
2007
June 30 – September 30	1.89	1.50
March 31 – June 30	1.74	1.00
January 1 – March 31	1.08	0.75

Monthly High/Low
February 2009	0.70	0.50
January 2009	0.61	0.42
December 2008	0.48	0.36
November 2008	0.84	0.35
October 2008	1.10	0.40
September 2008	1.61	1.19
August 2008	1.60	1.38

NYSE Amex

In April 2008, we received approval from the NYSE Amex (formerly the American Stock Exchange) to list our common shares on the exchange under the symbol “MBA”.  On April 11, 2008, our common shares commenced trading on the NYSE Amex. Our Canadian trading symbol on the TSX Venture Exchange was changed to “MBA” to be consistent with the NYSE Amex.

On March 13, 2009, the closing price of our common shares listed on the NYSE Amex was $0.41. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares listed on the NYSE Amex.

Period	High ($)	Low ($)
Annual High/Low
2008 (April 1 – August 31, 2008)	2.33	1.30
Quarterly High/Low
2008
June 1 – August 31	2.00	1.30
April 11 – May 31	2.33	1.99

Monthly High/Low
February 2009	0.56	0.37
January 2009	0.50	0.36
December 2008	0.37	0.30
November 2008	0.72	0.30
October 2008	0.90	0.35
September 2008	1.45	1.15
August 2008	1.53	1.30

As of March 13, 2009 there were 64,109,297 shares of our common stock outstanding.

B.      Plan of Distribution

Not Applicable.

C.      Markets

Our common shares are listed and posted for trading on the TSX Venture Exchange and on the NYSE Amex under the symbol “MBA”.

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

C.      Material Contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to the date of this annual report:

Agreement	Description
Acquisition of Tourism Training Institute
On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute, an accredited institution based in Vancouver, Canada with branch offices in Beijing. See “Item 5. Operating and Financial Review and Prospects” for further details.

Acquisition of Sprott-Shaw
Effective December 17, 2007, we acquired the primary assets and liabilities used in the operation of Sprott-Shaw Community College through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See “Item 5. Operating and Financial Review and Prospects” for further details.

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

Tokay Sequoia Management Company Ltd., a British Columbia, now has direct and beneficial control of approximately 99% over Asia Interactive. Amy Ng has voting and investment control over Tokay Sequoia Management Company Ltd. Amy Ng has no relationship with us, or our directors or officers. (See “Item 6.A Other Directorships” and “Item 7.B Related Party Transactions” for detailed relationship information between CIBT Education Group and Asia Interactive.)

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

A China Foreign Exchange Trading Centre was formed in April, 1994 to provide an interbank foreign exchange trading market whose main function is to facilitate the matching of long and short-term foreign exchange positions of the state-designated banks, and to provide clearing and settlement services. The People's Bank of China publishes the state managed exchange rate daily based on the daily average rate from the previous day's interbank trading market, after considering fluctuations in the international foreign exchange markets. Based on these floating exchange rates, the state-designated banks list their own exchange rates within permitted margins, and purchase or sell foreign exchange with their customers.

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

E.       Taxation

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of a company (the “Company Shares”) who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the company and is restricted to such circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the Company Shares as capital property, does not use or hold and is not deemed to use or hold the Company Shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a “United States Holder”).

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and will have effect in some cases from the first day of the calendar year in which the Protocol enters into force.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.  This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

For the purposes of the Canadian Tax Act, the Canadian tax results of a United States Holder are to be determined using Canadian currency based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of the Company Shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made.  Accordingly, prospective purchasers and holders of the Company Shares should consult their own tax advisors with respect to their individual circumstances.

Dividends

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  Pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to United States Holders may be reduced to 15% or, in the case of a United States Holder that is a U.S. corporation which beneficially owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax, including any withholding tax levied in respect of dividends received on the Company Shares.

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company Shares, unless such shares are “taxable Canadian property” within the meaning of the Canada Tax Act and no relief is afforded under the Convention.  Generally, the shares of the Company would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  Even if the Company Shares are “taxable Canadian property” under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of the Company Shares is derived principally from real property (as defined in the Convention) situated in Canada.  CIBT Education Group does not believe the value of its shares is derived principally from real property situated in Canada.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the U.S.; or (j) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c)  certain holding period requirements are met.

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

If the Company is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax for Certain Payments

Under U.S. federal income tax laws and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, any mark-to-market or QEF election (each as defined below).

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

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” under Section 957 of the Code or a PFIC , the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not regularly traded on a public exchange or other market approved by the Secretary of the Treasury and either is a “controlled foreign corporation” or makes an election). “Gross income” generally means all revenues less cost of goods sold. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a “Subsidiary PFIC”), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the common shares or income recognized by a U.S. Holder on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

The Company believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, the Company anticipates that it may qualify as a PFIC for subsequent taxable years. The determination of whether the Company will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether the Company will be a PFIC for its current taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the Company and each Subsidiary PFIC, if any. However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is August 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at:

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

I.      Subsidiary Information

As of the date of this Form 20-F, we have the following subsidiaries:

•	CIBT, which is 99.9% owned by us and was incorporated under the Business Corporations Act (British Columbia) on February 9, 1994.

•	Sprott-Shaw, which is 100% owned by us and which we acquired on December 17, 2008.

•
IRIX, which is 51% owned by us and was incorporated under the Business Corporations Act (British Columbia) on October 5, 1994. The remaining 49% interest is owned by Allen Chu, a former director of CIBT Education Group.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore we are not required provide the information requested by this item.

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

E.      Use of Proceeds

Not Applicable.

ITEM 15. Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

We carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended).  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2008, our disclosure controls and procedures were not effective because of the material weakness identified as of such date and discussed below. Notwithstanding, the existence of the material weakness described below, our management has concluded that the consolidated financial statements fairly present, in all material respects, our financial position, results of operations and cash flow for the period and dates presented.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual of interim financial statements will occur and not be detected by management before the financial statements are published.  In our assessment of the effectiveness in internal control over financial reporting as of August 31, 2008, we determined that there were control deficiencies that constituted a material weakness, as described below.

•
During the twelve months ended August 31, 2008, we conducted two major acquisitions that had complex accounting and valuation issues. Due to the complexities of these transactions, we reported certain financial information in our quarterly reports filed with regulators in Canada which subsequently had to be restated. In addition, fair values were required to be determined for these major acquisitions which had a major impact on the financial statements; we were unable to obtain and determine fair values within the time frame for filing our annual report in Canada, which led to delays in closing and finalizing our consolidated financial statements and as a result our consolidated financial statements were filed late with Canadian regulators. Consequently, we identified the need to improve our controls and procedures in the areas of (i) timely preparation of financial information that forms the basis of consolidated financial statements; and (ii) use of technically experienced personnel for complex accounting and valuation issues to ensure proper reporting of financial information.

•
We have not assessed our control environment or entity-levels controls.  Due to time and staff constraints, we did not perform an assessment of our control environment or entity-level controls in accordance with COSO standards.

•
We have not tested the operating effectiveness of our controls over financial reporting.  During our review process we created and implemented new controls and procedures; however, due to time and staffing constraints, we did not test our control over financial reporting in accordance with COSO standards as we did not test any of our implemented controls and procedures.

Due to these material weaknesses, and in particular our inability to test our controls and procedures on a timely basis, our management concluded that our internal control over financial reporting was not effective as of August 31, 2008.

REMEDIATION PLAN FOR MATERIAL WEAKNESS IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We are in the process of developing and implementing a remediation plan to address the material weakness as described above. We have taken the following actions to improve internal controls over financial reporting:

•	During the remaining period through the year ending August 31, 2009, we intend to devote resources, to properly assess, and remedy if needed, our control environment and entity-level controls.

•
During the remaining period through the year ending August 31, 2009, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards.

•
We require that all significant or non-routine adjustments be thoroughly researched, analyzed, and documented by qualified personnel, and to provide for complete review of the resulting transaction by senior management prior to recording the transactions.

•	Develop and implement focused other procedures in the internal control function.

•
Closely monitor financial transactions to identify complex issues that need technical expertise to facilitate timely financial reporting, and engage personnel with proper technical expertise to assist us with preparing financial information required for our consolidated financial statements when we do undertake transactions with complex accounting and valuation issues.

In light of the aforementioned material weakness, our management conducted a thorough review of all significant or non-routine adjustments for the year end August 31, 2008.  As a result of this review, our management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the period ended August 31, 2008 fairly present in all material respects our financial condition and results of operations in conformity with Canadian GAAP.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

D. Changes in Internal Control

There were no changes in our internal control over financial reporting that occurred during the fiscal period ended August 31, 2008 covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our audit committee is comprised of three members: David Hsu, Alfred Ng and Jack Brozman. Our Board of Directors has determined that all three members of our audit committee are financial experts as defined in paragraph (b) of Item 16A of the Form 20-F. All three members are considered to be independent as defined by the NYSE Amex, in accordance with Rule 10A-3 to the Exchange Act, and in accordance with applicable rules in Canada. The Chairman of the Audit Committee is David Hsu.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Jack Brozman received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974. He possesses over 35 years of business experience and has served in the leadership role of president and/or chief executive officer for 25 of those years.  He joined Concorde Career Colleges, Inc. in June 1991 as its chief executive officer and chairman of the board of directors and is also its president. He is the chairman of the board of directors of First State Bank of Kansas City, a position he has held since 1994. In 1991, he was named the chairman of the board of directors of La Petite Academy, an American company providing services in child care and pre-school education. Mr. Brozman had been appointed the president, chief executive officer and treasurer of La Petite Academy in 1988.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is a founder, director and president of MedicineNet, Inc., an internet business that provides medical information online.

Alfred Ng graduated from the University of Manitoba in 1973 with an engineering degree.  Mr. Ng is the president of Ang International Group Ltd., a company he founded in the 1980’s that markets and manufactures heat distributing systems and air conditioning products from North America and Europe.  Mr. Ng has extensive experience in setting up joint ventures and investments in major cities in China.  He has served as president of Mammoth Inc. (Shanghai), a professional engineering company, since August 2001.

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

ITEM 16B. Code of Ethics

Our Board of Directors adopted a code of ethical conduct that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, chief operating officer, vice presidents and any other persons who perform similar functions for us.

We incorporate by reference into this annual report our code of ethical conduct filed as Exhibit 11.1 to our 20-F annual on January 2, 2008.

During the fiscal period ended August 31, 2008 we did not amend our code of ethical conduct or did not grant any waiver. Once the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees for professional services rendered by Ernst & Young LLP for the twelve months ended August 31, 2008 and the fiscal year ended June 30, 2007.

	For the twelve months ended August 31, 2008 ($)	For the fiscal year ended June 30, 2007 ($)
Audit Fees (1)	354,830 (5)	250,000 (6)
Audit-Related Fees (2)	44,202 (5)	-
Tax Fees (3)	70,966 (5)	-
All Other Fees (4)	-	-
Total	$469,998 (5)	$250,000 (6)

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

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.
(5)	These are approximate amounts converted at a rate of US$1.0138 = C$1 as our audit fees were C$350,000, our audit-related fees were C$43,600 and our tax fees were C$70,000 for total fees of C$463,600.
(6)	This is an approximate amount converted at a rate of US$1 = C$1 as our audit fees totaled C$250,000.

Audit Committee’s Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of all audit and audit-related services performed by the independent auditors. There were no audit or audit-related fees for the last two fiscal years that were not pre-approved by our audit committee. All services described above provided by Ernst & Young LLP and Dale Matheson Carr-Hilton LaBonte LLP during the last two fiscal years were approved by our audit committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. We have not yet adopted specific policies and procedures for the engagement of non-audit services.

We approved all audit related, tax related and all other fees. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the twelve months ended August 31, 2008 that were attributable to work performed by persons other than the principal accountant’s full-time, permanent employees was 0%.

ITEM 16D. Exemptions from the Listings Standard for Audit Committees

Not Applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 1 to July 31, 2006	5,000	0.90	253,500	746,500 (1)
August 1 to August 31, 2006	20,000	0.88	273,500	726,500 (1)
September 1 to September 30, 2006	32,000	0.87	305,500	694,500 (1)
October 1 to October 31, 2006	44,000	0.81	349,500	650,500 (1) 1,000,000 (2)
November 1 to November 30, 2006	257,000	0.78	257,000	743,000 (2)
December 1 to December 31, 2006	119,396	0.78	376,396	366,604 (2)
January 1 to January 31, 2007	312,500	0.80	688,896	311,104 (2)
February 1 to February 28, 2007	N/A	N/A	N/A	N/A
March 1 to March 31, 2007	N/A	N/A	N/A	N/A
April 1 to April 30, 2007	N/A	N/A	N/A	N/A
May 1 to May 31, 2007	Nil	Nil	Nil	1,000,000 (3)
June 1 to June 30, 2007	644,300	1.51	644,300	355,700 (3)
July 1 to July 31, 2007	256,400	1.73	900,700	99,300 (3) 800,000 (4) 899,300 (3)
August 1 to August 31, 2007	29,000	1.68	929,700	870,300 (3)
September 1 to September 30, 2007	N/A	N/A	N/A	N/A
October 1 to October 31, 2007	N/A	N/A	N/A	N/A
November 1 to November 30, 2007	N/A	N/A	N/A	N/A
December 1 to December 31, 2007	N/A	N/A	N/A	N/A
January 1 to January 31, 2008	N/A	N/A	N/A	N/A
February 1 to February 28, 2008	N/A	N/A	N/A	N/A
March 1 to March 31, 2008	142,200	2.01	142,200	1,500,000 (5) 1,357,800 (5)
April 1 to April 30, 2008	376,200	2.14	518,400	981,600 (5)
May 1 to May 31, 2008	101,000	2.03	101,000	880,600 (5)
June 1 to June 30, 2008	36,000	1.90	554,400	844,600 (5)
July 1 to July 31, 2008	653,900	1.65	754,900	190,700 (5)
August 1 to August 31, 2008	178,900	1.51	733,300	11,800 (5)
September 1 to September 30, 2008	11,800	1.50	766,700	-
October 1 to October 31, 2008	163,500	0.48	163,500	1,000,000 (6) 836,500 (6)
November 1 to November 30, 2008	42,500	0.67	206,000	794,000 (6)
December 1 to December 31, 2008	108,000	0.42	314,000	686,000 (6)
January 1 to January 31, 2009	57,000	0.55	371,000	629,000 (6)

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

(4) On July 12, 2007, we sold 800,000 treasury shares acquired through the provisions of our normal course issuer bid to certain directors at C$1.61 per share (market price) for total proceeds of C$1,288,000. The average cost to us of the treasury shares was C$1.21 per share.

(5) On March 24, 2008, we renewed our TSX normal course issuer bid allowing us to repurchase a total of 1.5 million of our common shares through the facilities of the TSX Venture Exchange. This normal course issuer bid, which was conducted through Canaccord Capital Corporation, was completely filled as of September 11, 2008.

(6) On October 9, 2008, we renewed our TSX normal course issuer bid allowing for the repurchase of up to 1 million of our common shares at market price through the facilities of the TSX Venture Exchange. This TSX normal course issuer bid, which is being conducted through Union Securities Ltd., will expire on October 8, 2009. As of January 31, 2009, we had purchased a total of 3,945,500 common shares under this normal course issuer bid.

ITEM 16F. Changes in Registrant’s Certifying Accountant

On June 1, 2007, we dismissed our former auditor, Dale Matheson Carr-Hilton LaBonte LLP. Our new auditor is Ernst & Young LLP. Dale Matheson Carr-Hilton LaBonte LLP served as our independent auditor for the six months ended June 30, 2006 and the year ended December 31, 2005. Ernst & Young LLP served as an independent auditor for the twelve months ended August 31, 2008, certain audited statements provided for the two month transition period ended August 31, 2007, and the fiscal year ended June 30, 2007.

The principal accountant’s report on our financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Our decision to dismiss our former auditor was approved by our board of directors as it occurred prior to implementation of our audit committee. Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor.

We have not provided a letter confirming the above as we are not required to provide such information until our year ended August 31, 2010 pursuant to a transition period established by the SEC.

ITEM 16G. Corporate Governance

Not applicable to year ends before December 15, 2008.

PART III

ITEM 17. Financial Statements

We are furnishing the following consolidated financial statements and reports:

CIBT Education Group August 31, 2008 Consolidated Financial Statements

Independent Auditors’ Report of Ernst & Young LLP, Chartered Accountants.
Independent Auditors’ Report of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants dated October 29, 2006
Consolidated balance sheets as of August 31, 2008 and June 30, 2007
Consolidated statements of operations for the twelve months ended August 31, 2008, the 2 months ended August 31, 2007 the fiscal year ended June 30, 2007 and the six months ended June 30, 2006
Consolidated statements of cash flows for the twelve months ended August 31, 2008, the two months ended August 31, 2007, the fiscal year ended June 30, 2007, and the six months ended June 30, 2006
Notes to consolidated financial statements
All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out under “ITEM 3. Key Information” herein.  Reference is made to Note 21 in our consolidated financial statements for the twelve months ended August 31, 2008 for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

All of our financial statements are stated in U.S. dollars.

ITEM 18.  Financial Statements

Not Applicable.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars unless otherwise stated)

AUGUST 31, 2008

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ernst & Young LLP
Pacific Centre
700 W. Georgia St., P.O. Box 10101
Vancouver, BC V7Y 1C7

Tel: (604) 891-8200
Fax: (604) 643-5422
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CIBT Education Group Inc. (formerly Capital Alliance Group Inc.)

We have audited the consolidated balance sheets of **CIBT Education Group Inc. (the "Company")** as at August 31, 2008 and June 30, 2007, and the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive income (loss), deficit, and cash flows for the twelve-month period ended August 31, 2008, the two-month period ended August 31, 2007, and the year ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and June 30, 2007 and the results of its operations and its cash flows for the twelve-month period ended August 31, 2008, the two-month period ended August 31, 2007, and the year ended June 30, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, on July 1, 2007 the Company adopted new accounting pronouncements relating to financial instruments and comprehensive income.

The financial statements for the six-month period ended June 30, 2006 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 29, 2006, except for Note 17 which is as of September 10, 2007.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
November 14, 2008, except as to Notes 21 and 22,
which are as of March 6, 2009.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED BALANCE SHEETS

	August 31, 2008	June 30, 2007

ASSETS

CURRENT
Cash and cash equivalents	$10,270,302	$11,734,512
Accounts receivable	4,342,845	651,300
Marketable securities (Note 4)	175,885	1,522,703
Prepaid expenses and other current assets (Note 3(a))	1,928,041	268,741
Inventory	561,646	-

	17,278,719	14,177,256
PROPERTYAND EQUIPMENT (Note 5)	3,572,293	1,069,182
INTANGIBLE ASSETS (Notes 3(a) and 3(b) and Note 6)	12,846,761	349,659
GOODWILL (Notes 3(a) and 3(b) and Note 6)	6,782,829	4,150,046
DEFERRED COSTS AND OTHER ASSETS	299,525	163,554

	$40,780,127	$19,909,697

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$4,503,163	$1,503,364
Income taxes payable	407,157	230,043
Deferred educational revenue	11,288,366	423,248
Unearned consulting fees (Note 4)	-	276,923
Lease obligations (Note 5)	54,996	17,946
Long-term debt – current portion (Note 7)	547,774	80,375
Due to related parties (Note 17)	296,769	84,087

	17,098,225	2,615,986

FUTURE INCOME TAX LIABILITIES (Note 12)	1,111,362	-

CAPITAL LEASE OBLIGATIONS (Note 5)	165,470	64,677

LONG-TERM DEBT (Note 7)	9,696	2,952,530

NON-CONTROLLING INTERESTS (Note 3(a))	1,263,567	617,372

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	41,017,346	26,851,807

CONTRIBUTED SURPLUS (Note 9)	4,066,913	2,180,249

TREASURY SHARES HELD (Note 10)	(3,777,633)	(1,381,824)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(9,726)	525,172
DEFICIT	(20,165,093)	(14,516,272)

	(20,174,819)	(13,991,100)

	21,131,807	13,659,132

	$40,780,127	$19,909,697

COMMITMENTS AND CONTINGENCIES (Note 13)
SUBSEQUENT EVENTS (Note 22)

Approved on behalf of the Board:

/s/ Toby Chu	/s/ David Hsu
Toby Chu	David Hsu
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

REVENUES
Educational	$28,697,302	$592,329	$6,194,085	$1,763,953
Design and advertising	1,949,305	359,706	1,293,631	559,415
Consulting	135,969	153,383	723,624	248,990

	30,782,576	1,105,418	8,211,340	2,572,358

DIRECT COSTS (Excluding Depreciation and Amortization)
Educational	10,807,558	309,988	3,324,718	1,226,013
Design and advertising	1,117,289	208,502	724,386	271,563

	11,924,847	518,490	4,049,104	1,497,576

NET REVENUES	18,857,729	586,928	4,162,236	1,074,782

EXPENSES
General and administrative (Note 15)	19,007,536	859,267	4,710,025	1,623,727
Amortization	1,837,780	47,148	256,387	103,301
Stock-based compensation	1,453,359	187,178	187,990	123,004

	22,298,675	1,093,593	5,154,402	1,850,032

	(3,440,946)	(506,665)	(992,166)	(775,250)

INTEREST INCOME	205,516	55,264	196,548	8,206
LOSS ON DISPOSAL OF ASSETS	(5,523)	-	(8,430)	(7,171)
GAIN (LOSS) ON MARKETABLE SECURITIES (Note 4)	(13,230)	(39,596)	1,402,101	1,108,073
IMPAIRMENT IN VALUE OF MARKETABLE SECURITIES (Note 4)	(1,348,168)	-	-	-
DILUTION GAIN (LOSS) ON SUBSIDIARY SHARE ISSUANCES (Note 3(a))	2,162,679	-	128,301	(81,294)
INTEREST ON LONG-TERM DEBT	(173,218)	(75,505)	(129,562)	-
INTEREST COSTS ON LONG-TERM DEBT (Note 7)	(1,966,923)	(80,548)	(134,102)	-
NON-CONTROLLING INTERESTS	(105,124)	61,899	(51,451)	22,850

INCOME (LOSS) BEFORE INCOME TAXES	(4,684,937)	(585,151)	411,239	275,414

INCOME TAX PROVISION (Note 12)
Current income tax provision	(318,592)	(30,799)	(215,079)	-
Future income tax provision	(29,342)	-	-	-

	(347,934)	(30,799)	(215,079)	-

NET INCOME (LOSS)	$(5,032,871)	$(615,950)	$196,160	$275,414

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.09)	$(0.01)	$0.01	$0.01

COMPREHENSIVE INCOME (LOSS)

Net income (loss)	$(5,032,871)	$(615,950)	$196,160	$275,414
Realized and unrealized translation adjustments	(520,509)	(14,389)
Unrealized gain (losses) on marketable securities	(222,644)	222,644	705,742	(17,840)

Comprehensive income (loss)	$(5,776,024)	$(407,695)	$901,902	$257,574

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	57,673,648	46,398,046	38,362,727	33,401,864
Diluted	57,673,648	46,398,046	40,858,787	34,762,111

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$733,427	$525,172	$(180,570)	$(162,730)
Cumulative adjustment from adoption of CICA Handbook Section 3855 (Note 4)	-	397,179	-	-

Adjusted balance, beginning of period	733,427	922,351	(180,570)	(162,730)
Amounts realized in connection with dilution gain	(78,985)	-	-	-
Unrealized translation adjustments	(441,524)	(14,389)	705,742	(17,840)
Decrease in fair value of marketable securities	(222,644)	(174,535)	-	-

Balance, end of period	$(9,726)	$733,427	$525,172	$(180,570)

Ending balance of accumulated other comprehensive income (loss) comprised of:

Unrealized translation adjustments	$(9,726)	$510,783	$525,172	$(180,570)
Unrealized gain on marketable securities	-	222,644	-	-

Balance, end of period	$(9,726)	$733,427	$525,172	$(180,570)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF DEFICIT

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

DEFICIT, BEGINNING OF PERIOD	$(15,132,222)	$(14,516,272)	$(14,712,432)	$(14,987,846)

NET INCOME (LOSS)	(5,032,871)	(615,950)	196,160	275,414

DEFICIT, END OF PERIOD	$(20,165,093)	$(15,132,222)	$(14,516,272)	$(14,712,432)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(5,032,871)	$(615,950)	$196,160	$275,414
Adjusted for items not involving cash:
- loss (gain) from sale of marketable securities	13,230	39,596	(1,402,101)	(1,108,073)
- amortization of deferred consulting revenue	(135,969)	(153,383)	(723,624)	(248,990)
- amortization of property, equipment and intangible assets	1,837,780	47,148	256,387	103,301
- accrued interest	(53,249)	(35,317)	70,832	(1,510)
- stock-based compensation	1,453,359	187,178	187,990	123,004
- interest costs on debt settlement	1,966,923	80,548	68,799	-
- unrealized foreign exchange gain (loss)	(145,259)	4,828	(110,782)	2,133
- amortization of deferred curriculum costs	(4,532)	14,375	20,741	2,902
- dilution gain on subsidiary share issuances	(2,162,679)	-	(128,301)	81,294
- loss on disposal of assets	5,523	-	8,430	7,171
- bad debt provision	864,365	-	-	-
- impairment of marketable securities	1,348,168	-	-	-
- future income tax provision	29,342	-	-	-
- non-controlling interests	105,124	(61,899)	51,451	(22,850)

	89,255	(492,876)	(1,504,018)	(786,204)
Net changes in non-cash working capital items (Note 16)	(1,487,043)	2,072,396	624,611	(417,100)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(1,397,788)	1,579,520	(879,407)	(1,203,304)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(757,191)	(95,668)	(357,209)	(270,744)
Acquisition of net assets from Sprott-Shaw Community College Group	(7,433,165)	-	-	-
Acquisition of net assets from Tourism Training Institute	(218,408)	-	-	-
Curriculum development costs	(4,946)	(8,045)	(36,411)	(14,326)
Net cash from (used in) marketable securities transactions	12,420	(66,596)	1,707,416	991,056
Acquisition of subsidiary shares from non-controlling interests	-	-	(21,183)	(232,708)
Funds from promissory note payment	-	-	287,214	-

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(8,401,290)	(170,309)	1,579,827	473,278

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	8,722,457	10,071	3,373,225	1,310,936
Proceeds from shares issued to non-controlling interests in AIMI	107,068	423,630	117,602	-
Treasury share transactions	(2,689,955)	634,675	(936,550)	(58,703)
Advances (to) from related parties	204,749	(386,685)	11,890	(63,024)
Lease obligation repayments	(91,103)	(2,978)	(17,257)	(17,111)
Deferred finance fees	-	-	(971,813)	(102,218)
Loan proceeds received by subsidiary	-	-	5,000,000	-
Proceeds from (repayment of) loan	(179,099)	-	978,553	-

NET CASH FROM FINANCING ACTIVITIES	6,074,117	678,713	7,555,650	1,069,880

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	264,475	(91,648)	733,812	(15,729)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,460,486)	1,996,276	8,989,882	324,125

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD (YEAR)	13,730,788	11,734,512	2,744,630	2,420,505

CASH AND CASH EQUIVALENTS, END OF PERIOD (YEAR)	$10,270,302	$13,730,788	$11,734,512	$2,744,630

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$218,169	$110,821	$50,317	$-
Income taxes paid	$180,720	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
 (Amounts in US Dollars)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), and IRIX Design Group Inc. (“IRIX”) (Note 3).  The Company’s education business is conducted through CIBT and its subsidiaries in China, and through SSDC in Canada.  CIBT’s educational operations are based in China, and SSDC’s educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

Effective July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars but has retained the Canadian dollars as its functional currency.  All dollar amounts are expressed in United States dollars unless otherwise stated.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

The Company uses the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated from the functional currency of the subsidiary to the United States dollar reporting currency using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as a component of other comprehensive income.  All comparative figures presented have been translated using the same method.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Comparative figures
Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, deferred costs and revenues, determination of fair value for stock-based transactions, and determination of the fair value of the net assets acquired for business combinations.  Financial results as determined by actual events could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. In addition, the results of the Company include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center, a joint venture based in An Yang, China and owned 51% by CIBT School of Business (see Note 3).  All significant intercompany transactions and balances have been eliminated on consolidation.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is United States dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets.  For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence.  To June 30, 2007, the investment in NextMart was accounted for at the lower of cost and market value.  To June 30, 2007, the market value of the NextMart shares owned by the Company has exceeded their carrying value and accordingly no impairment provisions have been recorded.  Effective July 1, 2007, the Company adopted the provisions of Handbook Section 3855 – Financial Instruments - Recognition and Measurement whereby the Company’s accounting for its investment in NextMart has changed as described in more detail in Changes in Accounting Policies (b) and Note 4 below.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

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

Curriculum development costs
CIBT and SSDC capitalizes direct costs incurred in developing programs and curriculums for new courses.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from 12 months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees
CIBT capitalizes direct fees incurred in connection with proposed private debt financings.  Finance fees are offset against the proceeds of the financing and amortized using the effective interest method.  Previously capitalized amounts are charged to operations if the financing is not completed.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.  Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

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

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  SSDC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

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
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Changes in accounting policies
Effective July 1, 2007, the Company adopted five new CICA accounting standards: (a) Handbook Section 1530, “Comprehensive Income”; (b) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; (c) Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”; (d) Handbook Section 3865, “Hedges”; and (e) Handbook Section 1506, “Accounting Changes”.  The main requirements of these new standards and the resulting financial statement impact are described below.  Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.  The effect of the adoption of these standards is summarized below.

(a) Comprehensive Income, Section 1530
This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency, all of which are not included in the calculation of net earnings until realized.  As a result of adopting this standard, effective July 1, 2007 the Company (i) recorded an increase in accumulated other comprehensive income and marketable securities of $397,179 representing the excess of the fair value of the marketable securities over the carrying value, and (ii) reclassified to accumulated other comprehensive income amounts previously reported as cumulative translation adjustments.  Information pertaining to comprehensive income items is presented in the Company’s Statements of Income (Loss) and Comprehensive Income (Loss).

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
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Changes in accounting policies (cont’d)
(b) Financial Instruments – Recognition and Measurement, Section 3855 (cont’d)
• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  All premiums or discounts are amortized into operations using the effective interest method.
• Available-for-sale financial assets are measured at fair value, with unrealized holding gains and losses recorded in other comprehensive income until the asset is realized or otherwise impaired, at which time realized gains, losses and impairment charges will be recorded in operations.
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
All derivative financial instruments are classified as held-for-trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise.  Except as described in Note 4, the adoption of this new standard did not have a significant effect on the consolidated financial statements of the Company as of July 1, 2007.  Refer to Note 11 for further information on the classification and measurement of the Company’s financial assets and financial liabilities.

(c) Financial Instruments – Disclosure and Presentation, Section 3861
This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed.  These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.  Refer to Note 11 for expanded disclosure resulting from the adoption of Section 3861.

(d) Hedging, Section 3865
This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company currently does not hold any financial instruments designated for hedge accounting.

(e) Accounting Changes, Section 1506
Effective July 1, 2007, the Company adopted revised CICA Handbook Section 1506 “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. There has been no impact resulting from the adoption of this standard as the Company has not made any voluntary changes in accounting principles since the adoption of the revised standard.

Future accounting standards
(a) Recent Accounting Pronouncements
In December 2006, the CICA issued Section 1535 “Capital Disclosures”, which establishes standards for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.  This new standard is applicable for the Company’s first interim and annual fiscal periods commencing on or after October 1, 2007, being the period commencing September 1, 2008.  The Company is currently evaluating the impact of adopting this standard on the Company’s financial statement disclosures.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Future accounting standards (cont’d)
(a) Recent Accounting Pronouncements (cont’d)
In December 2006, the CICA issued Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments - Presentation”.  The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.  Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.  These new standards are applicable for the Company’s first interim and annual fiscal periods commencing on or after October 1, 2007, being the period commencing September 1, 2008.  The Company is currently evaluating the impact of adopting these standards on the Company’s financial statement disclosures and presentation.

In June 2007, the CICA issued Handbook Section 3031 “Inventories” which replaces Section 3030 “Inventories”.  Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The new standard will become effective on September 1, 2008 for the Company.  The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

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

(b) International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

In March 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 7.  The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
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

The increase of the Company’s ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:
Proportionate Share Acquired

Cash and cash equivalents	$917,237
Accounts receivable	267,869
Prepaids and other current assets	205,419
Property and equipment	224,921
Deferred costs and other	80,579
Intangible assets subject to amortization	147,102
Intangible assets not subject to amortization	3,246,387
Goodwill	1,512,900
Accounts payable	(325,169)
Deferred revenue	(451,969)
Due to related parties	(428,679)
Future income tax liabilities	(827,502)
Non-controlling interest	(152,204)

Net assets acquired equal to purchase price	$4,416,891

Purchase price comprised of:
4,853,113 shares issued at C$1.00 per share	$4,410,678
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,213

Total purchase price	$4,416,891

During the fiscal period ended August 31, 2008, the Company finalized the allocation of the purchase price related to the fiscal year ended June 30, 2007 restructuring of CIBT.  The final purchase price allocation is reflected above.  The final fair value estimates resulted in an increase in intangible assets subject to amortization of $63,619, an increase in intangible assets not subject to amortization of $3,246,387, a decrease in goodwill of $2,482,505, and an increase in future income tax liabilities of $827,502.  The effects of the finalization of the purchase price allocation have been accounted for on a prospective basis.  The goodwill has been allocated to the CIBT business segment.  In connection with the balance of goodwill acquired, a total of $Nil will be deductible for tax purposes.

During the fiscal period ended August 31, 2008, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT $5 million debenture and warrant financing as described in Note 7.  Effective December 10 2007, Shane completed the exercise of its share purchase warrants for 5,361,667 common shares of CIBT reducing the Company’s ownership in CIBT to 78.1%.  On December 10, 2007, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares.  Shane decided to exercise the CIBT warrants without a prior agreement by the Company to purchase these warrant shares back.  The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

a)    CIBT School of Business & Technology Corp. (cont’d)

These transactions are summarized as follows:

(a)
CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of $5,000,000.  The decrease in the Company’s ownership percentage resulted in a gain on dilution of $2,162,679 being recorded during the period;

(b)
The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares, which were measured at $5,388,301 being the fair value of the net assets acquired.  The fair value of the net assets acquired was determined to be more reliably measurable than the fair value of the shares issued.

The dilution gain of $2,162,679 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to the Company over the net book value of the Company’s proportionate interest diluted in CIBT.  The issue of shares by CIBT increased the proportionate interest of the non-controlling interest shareholders and decreased the proportionate interest of the Company.

In the event that the Company’s common shares remain listed on the TSX Venture Exchange or American Stock Exchange, and the daily reported market price per share of the Company’s common shares is equal to or greater than $3.00 per share for nine consecutive months during the two calendar year period beginning on the original date of issuance of the Company’s common shares, then Shane will forfeit to the Company for no consideration a total of 966,667 common shares of the Company.

The increase of the Company’s ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 21.8% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$1,308,682
Accounts receivable	83,454
Prepaids and other current assets	360,179
Property and equipment	267,849
Deferred costs and other	99,099
Due from related parties	940,113
Intangible assets subject to amortization	105,267
Intangible assets not subject to amortization	2,400,932
Goodwill	1,441,200
Accounts payable	(447,315)
Deferred revenue	(611,623)
Future income tax liability	(435,019)
Non-controlling interest	(124,517)

Net assets acquired equal to purchase price	$5,388,301

Purchase price comprised of:
10,000,000 shares issued, measured at fair value of net assets acquired	$5,388,301

Total purchase price	$5,388,301

The purchase price allocation for this acquisition has been finalized in the subsequent period (Note 22 (b)), which did not result in significant changes to the preliminary purchase price allocation.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
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

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at August 31, 2008, $1,308,578 was on deposit under the account of Weifang in accordance with the cash management policy, and is classified as prepaid expenses and other current assets on the Company’s balance sheet.

Establishment of International Education Enrollment Center
During the fiscal year ended June 30, 2007, CIBT established a 51% joint venture interest in International Education Enrollment Center, an English training center for teachers based in An Yang, China.  As a result of this transaction, the Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over five years.  The results of CIBT include the proportionate share of the assets, liabilities, revenues and expenses of International Education Enrollment Center as follows:

	August 31, 2008	June 30, 2007
Current assets	$-	$47,024
Long-term assets	-	13,458

	$-	$60,482

Current liabilities	$-	$56,496

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	Year Ended June 30, 2007

Revenues	$52,208	$21	$26,796
Direct costs	52,637	150	25,232

Net revenues	(429)	(129)	1,564
General and administrative expenses	4,176	712	10,443

Net loss	$(4,605)	$(841)	$(8,879)

Cash flows from (used in) operating activities	$9,716	$4,833	$(2,730)

Cash flows used in investing activities	$(3,769)	$(6,964)	$(8,199)

Cash flows from (used in) financing activities	$(31,321)	$2,100	$37,035

Effect of exchange rate changes on cash	$946	$466	$(1,021)

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

a)    CIBT School of Business & Technology Corp. (cont’d)

Establishment of International Education Enrollment Center (cont’d)
On April 1, 2008, the Company disposed of its 51% joint venture interest in International Education Enrollment Center for nil proceeds and incurred a loss on disposal of $5,523.

b)    Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).  The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada.  In addition, the business has locations in Vietnam, the Philippines, Jordan and China.

As consideration the Company has paid an initial amount to the vendors of $6,274,389 and incurred transaction costs of $346,890.  In addition, C$1,000,000 is being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to:
(a) the satisfaction of certain conditions; and
(b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $696,750 (C$709,082), being the final adjusted amount to be paid out of escrow, has been included in the purchase price.

In addition, the Company has agreed to pay a total of C$2,159,000 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the “SSCC Business”):

(a)
up to C$886,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization is equal to or exceeds C$2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to a maximum of C$886,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)
up to a maximum of C$386,333 if the EBITDA for the SSCC Business is equal to or exceeds C$2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from September 1, 2007 to August 29, 2008, EBITDA was C$3,154,573 and accordingly additional purchase price payable of C$886,333 has been accrued resulting in a corresponding increase in the original amount of goodwill attributed to the business combination.  The additional consideration will be reduced if the EBITDA is less than C$2,300,000 for the first two fiscal years following closing.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

b)    Sprott-Shaw Degree College Corp. (cont’d)

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed on the acquisition date, being as follows:

Fair Value of Assets Acquired

Accounts receivable	$5,359,022
Inventory	691,294
Prepaids and other current assets	374,339
Property and equipment	2,330,153
Intangible assets subject to amortization	5,068,291
Intangible assets not subject to amortization	4,293,014
Goodwill	2,824,588
Bank overdraft	(115,136)
Accounts payable and accrued liabilities	(2,119,617)
Deferred revenue	(9,983,942)
Long term debt and lease obligations	(999,845)
Due to related parties	(404,132)

Net assets acquired equal to purchase price	$7,318,029

Purchase price comprised of:
Cash	$6,971,139
Acquisition costs	346,890

Total purchase price	$7,318,029

The purchase price allocation for this acquisition has been finalized in the subsequent period (Note 22 (c)), which did not result in significant changes to the preliminary purchase price allocation, except that amortization period of certain finite life intangible assets has been adjusted to fifteen years as opposed to five years.  The change of amortization period has been accounted for prospectively.

The operating results of the SSCC Business, through SSDC from December 17, 2007 to August 31, 2008 are included in these consolidated financial statements.

c)    Tourism Training Institute

On April 30, 2008, the Company acquired the primary assets and liabilities used in the operation of Tourism Training Institute (“TTI” and the “TTI Assets”).  The TTI Assets will enable the Company to continue to operate the TTI business which consists of developing and delivering tourism educational systems.  TTI is an accredited education institution based in Vancouver with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses.  As consideration the Company paid $198,903 to the vendors and incurred transaction costs of $19,505.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

c)    Tourism Training Institute (cont’d)

The acquisition of the TTI Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired

Accounts receivable	$91,012
Property and equipment	23,673
Intangible assets subject to amortization	277,419
Deferred revenue	(173,696)

Net assets acquired equal to purchase price	$218,408

Purchase price comprised of:
Cash	$198,903
Acquisition costs	19,505

Total purchase price	$218,408

The purchase price allocation for this acquisition has been finalized in the subsequent period (Note 22 (b)), which did not result in significant changes to the preliminary purchase price allocation.

TTI’s Canadian operations have been integrated with SSDC’s operations in Canada, and TTI’s China operations have been integrated with CIBT’s operations in Beijing.  The operating results of TTI from April 30, 2008 to August 31, 2008 are included in these consolidated financial statements.

d)    IRIX Design Group Inc.

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

e)    Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, $150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  The loan is to be used by AIMI for general and administrative purposes.  At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of $0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.  During the period from February 9, 2007 to December 31, 2007, AIMI received subscriptions of $648,300 towards the issuance of a total of 1,634,491 common shares at prices ranging from $0.22 per share to $0.50 per share (subsequently issued).  These shares have diluted the Company’s potential ownership interest in AIMI to 69%.  In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 3 – SUBSIDIARIES (cont’d)

e)    Asia Interactive Media Inc. (cont’d)

The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support.  The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both.  Accordingly, for all periods presented subsequent to February 9, 2007, the Company’s financial position and results of operations includes that of AIMI offset by a non-controlling interest representing the actual 100% interest in the outstanding common shares of AIMI.  On September 29, 2008, AIMI repaid the $150,000 loan plus accrued interest of $19,233 to the Company.  In addition, members of the Company’s management team and Board of Directors resigned from AIMI’s Board of Directors on September 29, 2008.

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

In connection with this transaction, the Company entered into a 24-month management advisory services agreement with SEG.  As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of SEG with a fair value of $962,500.  On November 15, 2006, the Company entered into a 12-month management advisory services agreement with SMIH.  As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of SEG with a fair value of $355,000.  To August 31, 2008, the Company has fully recognized $1,317,500 of consulting income in connection with the management advisory services agreements, of which $153,383 was earned during the two month period ended August 31, 2007 and $135,969 during the twelve month period ended August 31, 2008.

At August 31, 2008, the marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”).  The investment in NextMart for the period from to September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, whereby the Company’s investment in NextMart will commence being recorded at market value.  On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period.  The Company recorded an unrealized holding gain into other comprehensive income of $397,179 resulting from the adoption of Section 3855.

During the year, the Company also acquired a further 240,000 NextMart shares of which 195,000 were also resold during the period.  These shares bought and sold during the period have been classified as held for trading whereby realized gains and losses and unrealized holding gains and losses are included in the determination of net income (loss) for the period.  For the fiscal year ended August 31, 2008, the Company recorded realized trading losses of $33,108 and realized holding losses in connection with shares held for trading of $19,718.  In addition, as at August 31, 2008 the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $1,348,168.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 4 – MARKETABLE SECURITIES (cont’d)

The Components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2008
	Number of Shares	Carrying Value
Trading securities	45,000	$ 1,350
Available-for-sale securities	5,817,824	174,535

	5,862,824	$ 175,885

Market price at August 31, 2008	$0.03 per share

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at August 31, 2008 and June 30, 2007:

	August 31, 2008	June 30, 2007
Furniture and equipment	$2,968,743	$1,435,453
Leasehold improvements	2,264,680	720,387
Equipment under capital lease	337,257	103,305

	5,570,680	2,259,145
Less: accumulated amortization	(1,998,387)	(1,189,963)

	$3,572,293	$1,069,182

The Company recorded amortization of property and equipment totalling $40,603 during the two month period ended August 31, 2007 and $684,768 for the twelve month period ended August 31, 2008 (2007 – $226,786).  IRIX acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between October 1, 2008 and November 1, 2014.  The equipment is amortized as follows: $22,120 using a declining balance rate of 45% to a residual buy out amount of $9, $107,940 on a straight-line basis over 60 months to a residual buy out amount of $31,507, and $21,010 using a declining balance rate of 20% to a residual buy out amount of $2.  Included in amortization expense for the current period is $22,055 (2007 – $13,396) relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2008 is $22,055 (June 30, 2007 – $20,299) relating to equipment under capital leases.  SSDC acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between September 1, 2009 and May 1, 2012.  The equipment is amortized as follows: $203,050 using a declining balance rate of 20% to a residual buy out amount of $1,410.  Included in amortization expense for the current period is $26,534 relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2008 is $45,045 relating to equipment under capital leases.

The future minimum payments required in connection with the capital leases are as follows:

For the years ending August 31,	2009	$81,954
	2010	66,583
	2011	81,991
	2012	38,227
	2013	7,054
	2014	491
		276,300
Less: amount representing interest		(55,834)
		220,466
Less: current portion		(54,996)
		$165,470

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:

		August 31, 2008
	Cost	Accumulated Amortization	Carrying Value

Intangible assets subject to amortization

Beginning balance	$443,458	$(93,799)	$349,659

Purchase price adjustment (Note 3(a))	63,619	-	63,619
Additions during the current period	5,386,803	(1,159,557)	4,227,246
Disposals during the current period	(15,016)	5,006	(10,010)
Foreign exchange adjustments	(235,779)	101,308	(134,471)

Ending balance	$5,643,085	$(1,147,042)	$4,496,043

Intangible assets not subject to amortization

Beginning balance			$-

Purchase price adjustment (Note 3(a))			3,246,387
Additions during the current period			6,000,428
Disposals during the current period			(766,088)
Foreign exchange adjustments			(130,009)

Ending balance			$8,350,718

Total intangible assets			$12,846,761

Goodwill

Beginning balance			$4,150,046

Purchase price adjustment			(2,482,505)
Additions during the current period			5,830,223
Disposals during the current period			(357,017)
Foreign exchange adjustments			(357,918)

Ending balance			$6,782,829

		June 30, 2007
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$425,132	$(61,653)	$363,479

Additions during the current period	6,114	(30,133)	(24,019)
Foreign exchange adjustments	12,212	(2,013)	10,199

Ending balance	$443,458	$(93,799)	$349,659

Goodwill

Beginning balance			$-

Additions during the current period			3,995,405
Foreign exchange adjustments			154,641

Ending balance			$4,150,046

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL (cont’d)

	August 31, 2008
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$313,136	$(39,048)	$274,088
Internally developed curriculum – acquired	4,469,704	(751,527)	3,718,177
Foreign university cooperative agreements and others	860,245	(356,467)	503,778

	$5,643,085	$(1,147,042)	$4,496,043

Intangible assets not subject to amortization

Accreditations and registrations			$2,037,576
Brand and trade names			2,066,698
Chinese university agreements and contracts			4,246,444

			$8,350,718

Total intangible assets			$12,846,761
June 30, 2007
		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$-	$-	$-
Internally developed curriculum – acquired	-	-	-
Foreign university cooperative agreements and others	443,458	(93,799)	349,659

	$443,458	$(93,799)	$349,659

Intangible assets not subject to amortization

Accreditations and registrations			$-
Brand and trade names			-
Chinese university agreements and contracts			-

$-

Total intangible assets			$349,659

The Company recorded amortization of intangible assets subject to amortization totalling $6,545 during the two month period ended August 31, 2007 and $1,153,012 for the twelve month period ended August 31, 2008 (2007 – $29,601).

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 7 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a $5 million debenture and warrant financing with Shane Corporation SARL (“Shane”), an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector.  Shane advanced to CIBT $5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately $0.93 per share.  The debenture is due three years from issuance and bears interest at a rate of 8% per annum payable quarterly.  The rate of interest is subject to escalation to a rate of (i) 20% upon a default on certain payment terms defined in the agreement and (ii) 15% upon CIBT failing to attain certain earnings thresholds as defined in the agreement.  The warrants are exercisable for the period ending the earlier of (i) five years from issuance and (ii) six months following the completion of an initial public offering by CIBT.  CIBT paid fees in connection with the placement of this financing totalling $500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants.  CIBT paid additional costs in connection with this financing totalling $545,600.

The Company has classified the above debenture and related warrants into its component parts being a financial liability and equity instrument respectively.  The total proceeds and financing costs were allocated to their component parts on a relative -fair value basis.  The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% debt with comparable terms and risk profile.  The fair value of the financing warrants and the placement agent warrants was estimated using the black-scholes option pricing model using the following assumptions:  expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%.

Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance are as follows:

Amount allocated to:	Contributed Surplus	Debt	Total
Proceeds received	$1,300,146	$3,699,854	$5,000,000
Finance fees paid (including agent warrants)	(216,342)	(829,258)	(1,045,600)

Carrying value at issuance	$1,083,804	$2,870,596	$3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, will be accreted to the face amount of $5,000,000 using the effective interest method.  Further, in the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations.  Under the effective interest method, the effective rate of interest is 31%.

Effective December 10, 2007, as described in Note 3(a), Shane exercised their 5,361,667 share purchase warrants for proceeds to CIBT of $5,000,000.  CIBT and Shane agreed that as consideration in connection with the warrant exercise, Shane would settle the $5,000,000 owed to CIBT under the debenture agreement.  Also during the period, CIBT paid all interest owing to Shane totalling $280,096.  The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	$2,870,596
Accretion of fair value interest and accrued finance costs	162,309

Balance at June 30, 2007	3,032,905
Accretion of fair value interest and accrued finance costs	437,212
Interest payments	(280,096)

Balance at December 10, 2007 before repayment	3,190,021
Interest costs on debt settlement	1,809,979

5,000,000
Less: repayment	(5,000,000)

Balance at August 31, 2008	$-

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 7 – LONG-TERM DEBT (cont’d)

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of C$30,000 plus interest at the prime rate plus 0.35%	$502,583

Promissory note payable at C$460 per month including interest at 8.5% per annum, unsecured, due November 2008	40,461

Promissory note payable at C$505 per month including interest at 8% per annum, unsecured, due June 2011	14,426

557,470
Less: current portion	(547,774)

Balance at August 31, 2008	$9,696

In addition, SSDC has a demand operating credit facility available in the amount of C$1,500,000 with interest calculated at the prime rate plus 0.20%.  As at August 31, 2008, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:
•	a first priority security interest in the assets of SSDC
•	assignment of fire and perils insurance on the property of SSDC
•	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:
•	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time
•	the adjusted fixed charge coverage ratio is not less than 1.15 to 1.0 at any time

The adjusted fixed charge coverage ratio is defined in accordance with the agreement between SSDC and the banking facility.

Principal repayments due over the next three years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2009	$383,378
	2010	169,512
	2011	4,580
		$557,470

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 8 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at December 31, 2005	32,744,357	$16,658,208

- for cash by exercise of options at C$0.25 per share	165,000	36,206
- for cash by exercise of options at C$0.50 per share	30,000	13,166
- for private placement at C$0.55 per share	2,613,273	1,261,564
- contributed surplus reallocated on exercise of stock options	-	8,426

Balance at June 30, 2006	35,552,630	17,977,570

- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of CIBT common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153

Balance at June 30, 2007	47,840,073	26,851,807

- for cash by exercise of options at C$0.30 per share	330,000	97,981
- for cash by exercise of options at C$0.50 per share	145,000	72,707
- for cash by exercise of options at C$0.58 per share	100,000	57,729
- for cash by exercise of options at C$1.53 per share	50,000	76,142
- for cash by exercise of warrants at C$0.58 per share	1,577,274	906,995
- for cash by exercise of warrants at C$0.75 per share	25,100	18,737
- for cash by exercise of warrants at C$0.80 per share	33,333	27,199
- for private placement at C$1.90 per share	4,008,489	7,709,093
- fees and commissions for private placement	-	(234,055)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,388,301
- fair value of agent’s warrants for private placement	-	(156,287)
- contributed surplus reallocated on exercise of stock options	-	200,997
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008	64,109,297	$41,017,346

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – C$2,999,999) and non-brokered private placement (1,164,500 units – C$2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of C$5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid C$210,000 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of C$5,002,549 to the common shares and $Nil to investor warrants.  In addition, the Company paid a further commission of 236,842 agent’s warrants with an estimated fair value of C$135,000 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at C$1.90 per unit for total proceeds of C$2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  The Company paid C$19,950 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of C$2,383,630 to the common shares and $Nil to investor warrants.  In addition, the Company paid a further commission of 22,500 agent’s warrants with an estimated fair value of C$18,675 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 8 – SHARE CAPITAL (cont’d)

The fair value of the agent’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of two years; risk-free interest rate of 3.64%; expected dividend yield of 0% and an expected volatility of 42.8%.

Escrow shares
As at August 31, 2008, the Company has no shares held in escrow.

Share purchase warrants
The Company has 5,420,385 share purchase warrants outstanding exercisable at prices ranging from C$0.75 per share to C$2.25 per share exercisable for periods ending from February 13, 2009 to January 7, 2010.  Refer to Note 18.

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,535,000 shares at prices ranging from C$0.50 per share to C$2.00 per share exercisable for periods ending from January 6, 2009 to June 21, 2012.  Refer to Note 19.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:
•	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
•
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Venture Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

•
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

•	All options granted under the Plan are non-assignable and non-transferable.
•
If an option holder ceases hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

Stock-based compensation
On February 20, 2006, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$0.58 per share, exercisable for a term of five years subject to vesting at a rate of 25% 12 months after grant, 25% 24 months after grant, 25% 36 months after grant, and the final 25% 48 months after grant.  The fair value of these options at the date of grant totalling $487,141 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4%; expected dividend yield of 0% and an expected volatility of 76%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of C$1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant.  The fair value of these options at the date of grant totalling $1,380,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 8 – SHARE CAPITAL (cont’d)

On October 1, 2007, 120,000 stock options were granted to consultants of the Company at a price of C$1.62 per share, exercisable for a term of one year.  These options vest at a rate of 25% at the end of each of 3, 6, 9 and 12 months from the date of grant.  On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from C$1.70 per share to C$2.00 per share, exercisable for a term of three years.  Of these options, 100,000 vest immediately and 750,000 vest at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant.  The fair value of these options at the date of grant totalling $685,700 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of three years; risk-free interest rate of 2.82%; expected dividend yield of 0% and an expected volatility of 44.5%.  The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

The stock-based compensation expenses are summarized as follows:

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

2006 stock option grant	$263,190	$36,932	$170,207	$79,628
2007 stock option grant	954,474	150,246	17,783	43,376
2008 stock option grant	235,695	-	-	-

	$1,453,359	$187,178	$187,990	$123,004

NOTE 9 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2005	$729,714

Stock compensation on vesting of stock options	123,004
Allocated to share capital on exercise of options	(8,426)

Balance, June 30, 2006	844,292

Stock compensation on vesting of stock options	187,990
Surplus from sale of treasury shares	150,316
Fair value of warrants from debenture and warrant financing (Note 7)	1,083,804
Allocated to share capital on exercise of options	(86,153)

Balance, June 30, 2007	2,180,249

Stock compensation on vesting of stock options	1,640,537
Surplus from sale of treasury shares	290,837
Fair value of agent’s warrants for private placement	156,287
Allocated to share capital on exercise of options	(200,997)

Balance, August 31, 2008	$4,066,913

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 10 – TREASURY SHARES

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at August 31, 2008, 2,450,696 common shares with an accumulated cost of $3,777,633 have been recorded as treasury shares held.  On July 12, 2007, the Company sold 800,000 treasury shares acquired through the provisions of the Company’s normal course issuer bid to certain directors at C$1.61 per share (market price) for total proceeds of C$1,288,000.  The average cost to the Company of the treasury shares was C$1.21 per share.  On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on October 8, 2009.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, December 31, 2005	543,500	$236,812

Purchases of treasury shares	101,500	58,703

Balance, June 30, 2006	645,000	295,515

Purchases of treasury shares	1,362,196	1,360,204
Carrying value of treasury shares sold during the period	(600,000)	(273,895)

Balance, June 30, 2007	1,407,196	1,381,824

Purchases of treasury shares	1,843,500	3,285,227
Carrying value of treasury shares sold during the period	(800,000)	(889,418)

Balance, August 31, 2008	2,450,696	$3,777,633

NOTE 11 – FINANCIAL INSTRUMENTS

The carrying values and classifications of the Company’s financial assets and liabilities as at August 31, 2008 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total

Financial Assets

Cash and cash equivalents	$10,270,302	$-	$-	$-	$10,270,302
Accounts receivable	-	-	4,342,845	-	4,342,845
Marketable securities	1,350	174,535	-	-	175,885
Other assets	-	-	167,129	-	167,129

	$10,271,652	$174,535	$4,509,974	$-	$14,956,161

Financial Liabilities

Accounts payable and accrued liabilities	$-	$-	$-	$4,503,163	$4,503,163
Long-term debt	-	-	-	557,470	557,470
Due to related parties	-	-	-	296,769	296,769

	$-	$-	$-	$5,357,402	$5,357,402

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 11 – FINANCIAL INSTRUMENTS (cont’d)

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:
•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

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

The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market.  The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable is shown net of $823,197 in allowance for bad debts.  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  The Company does not currently use derivative instruments to reduce its exposure to interest rate risk.

NOTE 12 – INCOME TAXES

The Company is subject to income taxes in Canada, while CIBT’s subsidiaries in China are subject to income taxes in China.  The statutory tax rate in China was reduced from 33% to 25 % effective January 1, 2008.

The following table shows the components of the income tax provision which relates entirely to taxes in China.

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Current income tax provision	$318,592	$30,799	$215,079	$-
Future income tax provision	29,342	-	-	-

	$347,934	$30,799	$215,079	$-

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 12 – INCOME TAXES (cont’d)

The following table is a reconciliation of income tax expense at combined Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Income (loss) before taxes	$(4,684,937)	$(585,151)	$411,239	$275,414
Combined Canadian income tax rate	32.37%	34.12%	34.12%	34.12%

Income tax expense (recovery) at statutory rate	(1,516,514)	(199,654)	140,315	93,971
Effect of differences in foreign tax rates	(183,666)	2,613	(929)	670
Expired non-capital loss carry-forwards	427,198	-	310,939	103,080
Non-deductible expenses (income), net	600,561	76,194	22,020	(127,127)
Differences between current year rate and rates used to measure future income taxes	275,431	31,720	-	-
Changes in corporate tax rates	215,548	19,466	28,978	345,809
Tax effect of dilution gain included in dilution gain on subsidiary share issuances	196,146	-	-	-
Differences in prior period tax returns as filed	-	-	-	-
Share issuance costs and other related costs	-	-	(120,197)	12,717
Other taxes	17,729	30,799	-	-
Change in valuation allowance, excluding effect of translation to reporting currency	324,091	120,641	(166,047)	(429,120)
Other	(8,590)	(50,980)	-	-

Income tax provision	$347,934	$30,799	$215,079	$-

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	August 31, 2008	June 30, 2007

Future income tax assets
Canada
Non-capital loss carry-forwards	$2,644,936	$2,598,745
Share issuance costs	196,855	88,866
Investments	422,819	192,809
Property and equipment	22,440	-
China
Non-capital loss carry-forwards	97,754	-
Property and equipment	19,730	-

Total future income tax assets before valuation allowance	3,404,534	2,880,420
Less: valuation allowance	(3,291,289)	(2,880,420)

	113,245	-

Future income tax liabilities
Canada
Property and equipment	(5,841)	-
Intangible assets	(53,731)	-
China
Property and equipment	(91,362)	-
Intangible assets	(1,073,673)	-

	(1,224,607)	-

Net future income tax liabilities	$(1,111,362)	$-

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 12 – INCOME TAXES (cont’d)

The following table details the movement in the valuation allowance.

	August 31, 2008	June 30, 2007

Beginning balance	$2,880,420	$2,892,207

Current period tax losses and temporary differences	991,888	173,870
Expired tax losses during the period	(422,578)	(310,939)
Impact of change in statutory rates on opening balance	(233,483)	(28,978)
Differences in prior period tax returns as filed	102,967	-
Other	7,394	-

Change before impact of foreign currency translation	446,188	(166,047)

Impact of translation to reporting currency	(35,319)	154,260

Ending balance	$3,291,289	$2,880,420

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Group Total

2009	$-	$1,817,385	$1,817,385
2010	-	1,119,655	1,119,655
2011	-	1,311,795	1,311,795
2012	32,975	-	32,975
2013	358,041	-	358,041
2015	-	872,223	872,223
2026	-	585,107	585,107
2027	-	891,365	891,365
2028	-	3,184,826	3,184,826

	$391,016	$9,782,356	$10,173,372

NOTE 13 – COMMITMENTS AND CONTINGENCIES

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

For the years ending August 31,	2009	$61,938
	2010	20,647

		$82,585

During 2007, CIBT’s subsidiaries in China entered into various lease agreements in Beijing and Weifang.  CIBT has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2009	$153,951
	2010	82,315
	2011	44,149

		$280,415

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 13 – COMMITMENTS AND CONTINGENCIES (cont’d)

SSDC is committed to payments consisting of office and campus premises rental and operating leases for equipment.  SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2009	$1,146,834
	2010	868,170
	2011	799,088
	2012	558,837
	2013	112,447

		$3,485,376

A wrongful dismissal claim in the amount of C$50,000 filed was against SSDC by a former employee of SSDC.  According to SSDC’s legal counsel, the outcome of this wrongful dismissal claim is currently indeterminable.  Management of SSDC and SSDC’s legal counsel estimates that the maximum potential liability as at August 31, 2008 is C$50,000.

NOTE 14 – RISK MANAGEMENT

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

NOTE 15 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

Advertising	$4,039,337	$176,859	$362,093	$165,120
Bank charges and interest	156,558	2,246	10,197	2,471
Consulting and management fees	1,614,155	83,725	587,717	277,501
Directors insurance	58,125	-	-	-
Investor relations	120,612	30,673	90,405	46,081
Office and general	2,405,783	188,252	984,178	282,869
Professional fees	1,447,140	14,391	649,672	137,127
Regulatory fees	162,835	-	-	-
Rent	2,089,553	52,318	203,538	57,070
Salaries and benefits	6,440,228	269,208	1,528,951	552,742
Travel and promotion	473,210	41,595	293,274	102,746

	$19,007,536	$859,267	$4,710,025	$1,623,727

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 16 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006

Accounts receivable	$529,010	$211,339	$293,756	$(223,899)
Prepaid expenses	(699,165)	(506,792)	(86,983)	437,567
Inventory	104,220	-	-	-
Accounts payable and accrued liabilities	510,339	(458,913)	159,614	286,758
Income taxes payable	9,990	158,978	230,043	-
Deferred revenues and fees	(1,886,355)	2,743,577	26,298	(925,049)
Other assets	(55,082)	(75,793)	1,883	7,523

	$(1,487,043)	$2,072,396	$624,611	$(417,100)

NOTE 17 – RELATED PARTY TRANSACTIONS

As at August 31, 2008, a balance of $296,769 (2007 – $84,087) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company and its subsidiaries incurred $94,689 during the two month period ended August 31, 2007 and $1,225,664 during the twelve month period ended August 31, 2008 (2007 – $576,350) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX.  Included in the $1,225,664 amount is a $295,905 (C$300,000) bonus paid to the CEO of the Company.

From July 2007 to September 2007, funds totalling $436,890 were advanced to the CEO and private companies controlled by the CEO of the Company.  As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO were held by the Company as collateral until the funds were repaid.  As at December 31, 2007, the full balance of the amount owing to the Company was repaid by the CEO and private companies controlled by the CEO.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 18 – SHARE PURCHASE WARRANTS

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price (C$)	Weighted Average Remaining Life

Balance, December 31, 2005	-	-	0.00 years

- warrants issued	2,613,273	0.58
- warrants expired	-	-
- warrants exercised	-	-

Balance, June 30, 2006	2,613,273	0.58	1.77 years

- warrants issued	3,235,232	0.80
- warrants expired	-	-
- warrants exercised	(1,056,000)	0.58

Balance, June 30, 2007	4,792,505	0.73	1.34 years

- warrants issued	2,263,587	2.21
- warrants expired	-	-
- warrants exercised	(1,635,707)	0.59

Balance, August 31, 2008	5,420,385	1.39	0.80 years

Details of warrants outstanding and exercisable as at August 31, 2008 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life
208,467	C$0.75	February 13, 2009	0.45 years
2,948,332	C$0.80	February 13, 2009	0.45 years
236,842	C$1.90	November 27, 2009	1.24 years
1,371,724	C$2.25	November 27, 2009	1.24 years
22,500	C$1.90	January 7, 2010	1.35 years
632,520	C$2.25	January 7, 2010	1.35 years
5,420,385

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 19 – STOCK OPTIONS

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)	Weighted Average Remaining Life

Balance, December 31, 2005	1,945,000	0.50	3.00 years

- options granted during the year	1,500,000	0.58
- options forfeited, expired and cancelled during the year	-	-
- options exercised during the year	(195,000)	0.29

Balance, June 30, 2006	3,250,000	0.55	3.61 years

- options granted during the year	1,500,000	1.53
- options forfeited, expired and cancelled during the year	(185,000)	0.53
- options exercised during the year	(375,000)	0.47

Balance, June 30, 2007	4,190,000	0.91	3.56 years

- options granted during the year	970,000	1.92
- options forfeited, expired and cancelled during the year	-	-
- options exercised during the year	(625,000)	0.49

Balance, August 31, 2008	4,535,000	1.18	2.57 years

Details of options outstanding as at August 31, 2008 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life
120,000	C$1.62	September 30, 2008	0.08 years
375,000	C$0.80	January 6, 2009	0.35 years
415,000	C$0.50	December 15, 2009	1.29 years
1,325,000	C$0.58	February 19, 2011	2.47 years
100,000	C$1.70	March 19, 2011	2.55 years
750,000	C$2.00	March 19, 2011	2.55 years
1,450,000	C$1.53	June 21, 2012	3.81 years
4,535,000

Of the 4,535,000 options outstanding, a total of 2,657,500 options were exercisable as at August 31, 2008.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 20 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments
	12 Months Ended August 31, 2008					2 Months Ended August 31, 2007
	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$7,913,413	$20,783,889	$-	$-	$28,697,302	$592,329	$-	$-	$-	$592,329
Design and advertising	-	-	1,949,305	-	1,949,305	-	-	359,706	-	359,706
Consulting income	-	-	-	135,969	135,969	-	-	-	153,383	153,383

	$7,913,413	$20,783,889	$1,949,305	$135,969	$30,782,576	$592,329	$-	$359,706	$153,383	$1,105,418

Net revenues	$4,208,788	$13,680,956	$832,016	$135,969	$18,857,729	$282,341	$-	$151,204	$153,383	$586,928
Operating expenses and other items:
Amortization	(381,243)	(1,402,791)	(31,783)	(21,963)	(1,837,780)	(42,195)	-	(4,611)	(342)	(47,148)
General and administrative	(2,984,293)	(11,471,361)	(923,320)	(3,628,562)	(19,007,536)	(507,099)	-	(119,981)	(232,187)	(859,267)
Stock-based compensation	-	-	-	(1,453,359)	(1,453,359)	-	-	-	(187,178)	(187,178)
Interest on long-term debt	(115,355)	(43,791)	-	(14,072)	(173,218)	(75,505)	-	-	-	(75,505)
Interest costs on debt settlement	-	-	-	(1,966,923)	(1,966,923)	-	-	-	(80,548)	(80,548)
Gain on subsidiary share transactions	-	-	-	2,162,679	2,162,679	-	-	-	-	-
Gain (loss) on marketable securities	-	-	-	(13,230)	(13,230)	-	-	-	(39,596)	(39,596)
Impairment of marketable securities	-	-	-	(1,348,168)	(1,348,168)	-	-	-	-	-
Loss on disposal of assets	(5,523)	-	-	-	(5,523)	-	-	-	-	-
Non-controlling interests	(91,356)	(93,643)	-	79,875	(105,124)	10,458	-	-	51,441	61,899
Interest income	106,498	141	(365)	99,242	205,516	49,040	-	365	5,859	55,264
Income tax provision	(347,934)	-	-	-	(347,934)	(30,799)	-	-	-	(30,799)
Inter-segment transactions	(232,711)	(912,342)	64,445	1,080,608	-	-	-	-	-	-

Net income (loss)	$156,871	$(242,831)	$(59,007)	$(4,887,904)	$(5,032,871)	$(313,759)	$-	$26,977	$(329,168)	$(615,950)

Total assets	$16,610,113	$21,690,527	$376,060	$2,103,427	$40,780,127	$17,230,563	$-	$447,089	$5,252,923	$22,930,575

Capital assets	$1,308,854	$2,137,409	$118,236	$7,794	$3,572,293	$1,002,106	$-	$117,540	$9,860	$1,129,506

Intangible assets	$4,653,720	$7,947,706	$-	$245,335	$12,846,761	$364,917	$-	$-	$-	$364,917

Goodwill	$3,249,793	$3,533,036	$-	$-	$6,782,829	$4,143,787	$-	$-	$-	$4,143,787

Capital expenditures	$577,495	$167,780	$11,916	$-	$757,191	$95,668	$-	$-	$-	$95,668

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 20 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments
	12 Months Ended June 30, 2007					6 Months Ended June 30, 2006
	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$6,194,085	$-	$-	$-	$6,194,085	$1,763,953	$-	$-	$-	$1,763,953
Design and advertising	-	-	1,293,631	-	1,293,631	-	-	559,415	-	559,415
Consulting income	-	-	-	723,624	723,624	-	-	-	248,990	248,990

	$6,194,085	$-	$1,293,631	$723,624	$8,211,340	$1,763,953	$-	$559,415	$248,990	$2,572,358

Net revenues	$2,869,367	$-	$569,245	$723,624	$4,162,236	$537,940	$-	$287,852	$248,990	$1,074,782
Operating expenses and other items:
Amortization	(221,593)	-	(32,406)	(2,388)	(256,387)	(85,242)	-	(15,664)	(2,395)	(103,301)
General and administrative	(2,300,221)	-	(558,062)	(1,851,742)	(4,710,025)	(618,658)	-	(309,744)	(695,325)	(1,623,727)
Stock-based compensation	-	-	-	(187,990)	(187,990)	-	-	-	(123,004)	(123,004)
Interest on long-term debt	(79,247)	-	-	(50,315)	(129,562)	-	-	-	-	-
Interest costs on debt settlement	-	-	-	(134,102)	(134,102)	-	-	-	-	-
Gain on subsidiary share transactions	-	-	-	128,301	128,301	-	-	-	(81,294)	(81,294)
Gain (loss) on marketable securities	-	-	-	1,402,101	1,402,101	-	-	-	1,108,073	1,108,073
Impairment of marketable securities	-	-	-	-	-	-	-	-	-	-
Loss on disposal of assets	(8,430)	-	-	-	(8,430)	(7,171)	-	-	-	(7,171)
Non-controlling interests	221	-	-	(51,672)	(51,451)	(25,116)	-	-	47,966	22,850
Interest income	84,944	-	20,320	91,284	196,548	-	-	94	8,112	8,206
Income tax provision	(215,079)	-	-	-	(215,079)	-	-	-	-	-
Inter-segment transactions	-	-	-	-	-	-	-	-	-	-

Net income (loss)	$129,962	$-	$(903)	$67,101	$196,160	$(198,247)	$-	$(37,462)	$511,123	$275,414

Total assets	$15,433,478	$-	$627,958	$3,848,261	$19,909,697	$3,840,348	$-	$340,556	$2,745,940	$6,926,844

Capital assets	$936,831	$-	$122,135	$10,216	$1,069,182	$732,051	$-	$143,619	$12,077	$887,747

Intangible assets	$349,659	$-	$-	$-	$349,659	$363,479	$-	$-	$-	$363,479

Goodwill	$4,150,046	$-	$-	$-	$4,150,046	$-	$-	$-	$-	$-

Capital expenditures	$357,209	$-	$-	$-	$357,209	$259,043	$-	$11,701	$-	$270,744

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”).  The significant differences between Canadian GAAP and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets	August 31, 2008	June 30, 2007

Total assets under Canadian GAAP	$40,780,127	$19,909,697

(a) Carrying value of marketable securities	-	397,179

Total assets under US GAAP	$40,780,127	$20,306,876

Total liabilities under Canadian and US GAAP	$18,384,753	$5,633,193

Total shareholders’ equity under Canadian GAAP	$21,131,807	$13,659,132

(a) Marketable securities – realized and unrealized gains and losses	-	397,179

Total shareholders’ equity under US GAAP	$21,131,807	$14,056,311

Consolidated Statements of Operations	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Net income (loss) under Canadian GAAP	$(5,032,871)	$(615,950)	$196,160	$275,414

(a) Marketable securities – realized gains and losses	-	-	(280,834)	(229,841)
(a) Marketable securities – impairment in value	822,650	-	-	-
(c) Subsidiary company revenue recognition	-	-	-	160,141
(d) Changes in ownership of subsidiary company	(2,162,679)	-	(128,301)	81,294
Net income (loss) under US GAAP	$(6,372,900)	$(615,950)	$(212,975)	$287,008
Basic and diluted earnings (loss) per share under US GAAP	$(0.13)	$(0.01)	$(0.01)	$0.01

Consolidated Statements of Cash Flows	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Net cash provided by (used in) operating activities under Canadian and US GAAP	$(1,397,788)	$1,579,520	$(879,407)	$(1,203,304)
Net cash provided by (used in) investing activities under Canadian and US GAAP	$(8,401,290)	$(170,309)	$1,579,827	$473,278
Net cash provided by (used in) financing activities under Canadian and US GAAP	$6,074,117	$678,713	$7,555,650	$1,069,880
Effect of exchange rate changes under Canadian and US GAAP	$264,475	$(91,648)	$733,812	$(15,729)

Comprehensive Income (Loss) Under US GAAP	12 Months Ended August 31, 2008	2 Months Ended August 31, 2007	12 Months Ended June 30, 2007	6 Months Ended June 30, 2006
Net income (loss) under US GAAP	$(6,372,900)	$(615,950)	$(212,975)	$287,008
(a) Marketable securities – unrealized holding gains and losses	(1,045,294)	(174,535)	(14,952,733)	3,894,083
(e) Foreign currency translation adjustments under Canadian GAAP	(520,509)	(14,389)	705,742	(17,840)
Comprehensive income (loss) under US GAAP	$(7,938,703)	$(804,874)	$(14,459,966)	$4,163,251

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

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

Effective July 1, 2007, under Canadian GAAP, the Company has adopted the provisions of CICA Handbook, Section 3855, “Financial Instruments – Recognition and Measurement”.  In accordance with Section 3855, the Company initially designated its investments in equity securities over which it does not exercise control or significant influence (the “NextMart” shares) as available-for-sale financial assets which are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in earnings.  Declines in fair value of available-for-sale financial assets that are other than temporary are included in the determination of net income (loss) for the period.  During the two months ended August 31, 2007 and the twelve months ended August 31, 2008, the Company acquired additional NextMart shares, some of which were also sold during the period.  The shares resulting from these transactions were classified as trading securities with all trading gains and losses and unrealized holding gains and losses included in the determination of net income (loss) for the period.

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

•
Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).

•
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

•	Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.
•
Available-for-sale securities are carried at fair market value with all realized gains and losses included in the determination of net income (loss) for the period.  Unrealized holding gains and losses are included in accumulated other comprehensive income, a separate component of shareholders’ equity, and are included in the determination of comprehensive income (loss) for the period.

•
Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

Subsequent to June 30, 2007, the previous differences between Canadian GAAP and US GAAP have been substantially eliminated such that the marketable security carrying value as at August 31, 2008 is the same under Canadian and US GAAP.  However, as at June 30, 2007 the carrying value of marketable securities and previously recognized realized and unrealized gains and losses were different between Canadian GAAP and US GAAP which resulted in a difference in the amount of impairment loss required to be recognized during the twelve month period ended August 31, 2008 under Canadian and US GAAP.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a)  Marketable Securities (cont’d)
As described in Note 4, the Company owns shares of NextMart Inc. (formerly Sun New Media Inc. (“SNMI”)), a US public company whose shares are listed on the OTC Bulletin Board which have been classified under US GAAP as follows:

	August 31, 2008		June 30, 2007
	Number of Shares	Carrying Value	Number of Shares	Carrying Value
Trading securities	45,000	$1,350	-	$-
Available-for-sale securities	5,817,824	174,535	5,817,824	1,919,882
	5,862,824	$175,885	5,817,824	$1,919,882

	August 31, 2008	June 30, 2007
Trading prices of SNMI shares	$0.03 per share	$0.33 per share

(b)  Current Liabilities
US GAAP requires separate disclosure of all current liabilities in excess of 5% of total current liabilities. As this disclosure is not required under Canadian GAAP, the following table has been provided:

	August 31, 2008	June 30, 2007

Trade accounts payable	$2,269,107	$943,010
Income taxes payable	407,157	230,043
Accrued educational costs	59,698	331,680
Deferred educational revenue	11,288,366	423,248
Unearned consulting fees	-	276,923
Purchase price payable – SSCC Assets	832,628	-
Current portion of capital lease obligation	54,996	17,946
Current portion of long-term debt	547,774	80,375
Payroll and related liabilities	870,052	150,369
Due to related parties	296,769	84,087
Other current liabilities	471,678	78,305

Total current liabilities	$17,098,225	$2,615,986

(c)  Revenue Recognition
Under Canadian GAAP, for all periods prior to January 1, 2006, the Company recognized certain of its educational revenues on a basis of 25% upon student enrolment, with the balance being recognized on a straight-line basis over the period of instruction.  Effective January 1, 2006, the Company changed its estimate as to the timing of the recognition of the revenue such that all educational revenues are now recognized on a straight line-basis over the period of instruction.  Under US GAAP, all educational revenues are recognized as courses are provided on a straight line-basis over the period of instruction.

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

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

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

(g)  Accounting for Share Purchase Warrants
Under Canadian GAAP, the Company accounts for unit private placement issuances containing both common shares and share purchase warrants using the residual value method whereby the Company records the net proceeds received into common shares with no amount allocated to contributed surplus.  The effect if any, of reconciling potential differences in accounting for unit private placement issuances between Canadian GAAP and US GAAP has not been included in this reconciliation as it would have no impact on reported total assets, total liabilities, net shareholders’ equity, net income (loss) or cash flows for any period presented.  Under US GAAP, the Company would be required to apportion the unit private placement proceeds on a relative fair value basis between the common shares and warrants issued.

(h)  Accounting for Stock-Based Compensation
In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) was adopted by the Company using the modified prospective transition method beginning January 1 2006. The Company estimated a nil forfeiture rate by considering the historical employee turnover rates and expectations about the future, and will subsequently adjust compensation cost for differences between expectations and actual experience.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(i)  Accounting for Uncertainty in Income Taxes
On July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, and transition.  In accordance with the interpretation, the Company is required to record the cumulative effect adjustment as a change in opening retained earnings, with no restatement of prior periods.  Upon adoption, the Company has determined that the cumulative effect adjustment was $NIL.  This amount differs from the $225,150 provision reported in the Company’s August 31, 2007 unaudited consolidated financials statements as contained in the Company’s transitional filing on Form 20-F.  This difference is the result of the completion of more comprehensive FIN 48 analysis in connection with the completion of the audit of the Company’s consolidated financial statements as at August 31, 2008 and for the period then ended.  During the two month period ended August 31, 2007 and the twelve month period ended August 31, 2008, no additional FIN 48 related adjustments were required in accordance with US GAAP.

(j)  Recent Accounting Pronouncements – US GAAP
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the fiscal year beginning September 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157, but does not expect that it will have a material impact on its financial position or results of operations.

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

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations” which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact SFAS 141 (Revised) will have on the Company’s financial position or results of operations upon adoption.

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

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”).  In determining the useful life of intangible assets, FSP FAS 142-3 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives.  FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company is in the process of evaluating the impact FSP FAS 142-3 will have on the Company’s financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 21 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(j)  Recent Accounting Pronouncements – US GAAP (cont’d)
In May 2008, the FASB issued FSP Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”).  FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption.  Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The Company is in the process of evaluating the impact FSP FSP 14-1 will have on the Company’s financial position and results of operations upon adoption.  The Company currently does not have any convertible debt instruments and accordingly the adoption of FSP 14-1 is not expected to have any impact on the Company’s financial position or results of operations.

NOTE 22 – SUBSEQUENT EVENTS

(a)
On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively “Concordia Group” and the “Concordia Group Assets”).  The Concordia Group Assets will enable the Company to continue to operate the Concordia Group business which consists of career and English language schools with a special focus on the Korean, Japanese and Latin American markets.

The Concordia Group is based in Vancouver, with Concordia Career College being a registered member of the Private Career Training Institutions Agency and Modus International Language Institute being a registered member of the Canadian Education Centre Network.  The operations of the Concordia Group have been integrated with SSDC’s operations in Canada.  As consideration the Company will pay a total of C$150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period.

The acquisition of the Concordia Group Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets Acquired
Accounts receivable	C$ 11,477
Property and equipment	41,624
Intangible assets	109,303
Deferred revenue	(12,404)

Net assets acquired equal to purchase price	C$ 150,000

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.

(b)
Subsequent to the period ended August 31, 2008, the purchase price allocations for the acquisitions of the CIBT shares on December 10, 2007 and the purchase of the TTI assets on April 30, 2008 were finalized, which did not result in significant differences from the preliminary purchase price allocations disclosed in Note 3.

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2008
(Amounts in US Dollars)

NOTE 22 – SUBSEQUENT EVENTS (cont’d)

(c)
Subsequent to the period ended August 31, 2008, the purchase price allocation for the purchase of the primary assets and liabilities of SSCC on December 17, 2007 as disclosed in Note 3 was finalized, which did not result in significant changes to the preliminary purchase price allocation disclosed in Note 3, except that amortization period of certain finite life intangible assets has been adjusted to fifteen years as opposed to five years.  The change of amortization period has been accounted for prospectively.

(d)
On September 29, 2008, AIMI repaid the $150,000 loan plus accrued interest of $19,233 to the Company.  In addition, members of the Company’s management team and Board of Directors resigned from AIMI’s Board of Directors.

(e)
On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company.  The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid will expire on October 8, 2009.

(f)
Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Company’s functional currency is the Canadian dollar.  In particular, SSDC has contributed significantly to the operations of the Company since its acquisition in December 2007, and with SSDC’s functional currency being the Canadian dollar then reporting in Canadian dollars instead of United States dollars would be more appropriate for the Company.

(g)	On January 22, 2009, 210,000 stock options were granted to directors of the Company at a price of C$0.51 per share, exercisable for a term of three years.

(h)
On January 30, 2009, the Company obtained approval from the TSX Venture Exchange for the extension of the expiry date of 3,001,665 share purchase warrants, with a balance of 2,948,330 share purchase warrants remaining, from February 13, 2009 to February 13, 2010.  The exercise price remains unchanged at C$0.80 per share.  The share purchase warrants were issued pursuant to a private placement of 6,003,330 shares with 3,001,665 share purchase warrants attached, which was accepted for filing by the TSX Venture Exchange effective February 13, 2007.

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation (1)
1.2	Articles of Incorporation (1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007 (2)

4.1	Toby Chu Employment Agreement dated January 1, 2003 (1)
4.2	Amendment of Toby Chu Employment Agreement dated April 19, 2007 (2)
4.3	Educational Service Provider Agreement with City University regarding Boeing MBA program (1)
4.4	Educational Service Provider Agreement with ITT Educational Services, Inc. and Weifang University (1)
4.5	Educational Service Provider Agreement with Beijing University of Technology (1)
4.6	Facility Provider Agreement with Weifang Commercial School dated August 14, 2007 (1)
4.7	Facility Provider Agreement with Qingdao Senior Technician College dated October 30, 2007 (2)
4.8	Facility Provider Agreement with Zhuhai Broadcasting and TV College dated November 30, 2007 (2)
4.9	Facility Provider Agreement with Tianjin University dated November 8, 2007 (2)
4.10	Facility Provider Agreement with Fujian Xinhua Technical School dated November 30, 2007 (2)
4.11	Stock Option Plan (1)
4.12	Loan Agreement with Golden Field Company Profit Sharing Plan (1)
4.13	Convertible Promissory Note with Black Gardenia Corp. (1)
4.14	Securities Purchase Agreement (1)
4.15	Acquisition Agreement of Sprott-Shaw
4.16	Acquisition Agreement of Tourism Training Institute

8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
Sprott Shaw Degree College Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)

11.1	Code of Ethical Conduct (2)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Included as exhibits to our Form 20-FR filed May 10, 2007
(2) Included as exhibits to our Form 20-F filed January 2, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT Education Group Inc.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President, Chief Executive Officer	March 17, 2009
Toby Chu

/s/ Tim Leong	Chief Financial Officer, Senior Vice President	March 17, 2009
Tim Leong