Form 20-F/A
period 2008-08-31
CIBT Education Group Inc.
filed 2009-05-14
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F/A

AMENDED ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of August 31, 2008:  64,109,297 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐   No ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No  ☐

CIBT Education Group Inc.’s (“our”) amended annual report on a Form 20-F/A is being filed to attach a copy of our current stock option plan as Exhibit 4.17 to the Form 20-F filed with the Securities and Exchange Commission on March 25, 2009, along with amended certifications signed by our Chief Executive Officer and Chief Financial Officer. A revised table of exhibits is included below. There are no other amendments being made to the Form 20-F except as described herein.

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation (1)
1.2	Articles of Incorporation (1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007 (2)
4.1	Toby Chu Employment Agreement dated January 1, 2003 (1)
4.2	Amendment of Toby Chu Employment Agreement dated April 19, 2007 (2)
4.3	Educational Service Provider Agreement with City University regarding Boeing MBA program (1)
4.4	Educational Service Provider Agreement with ITT Educational Services, Inc. and Weifang University (1)
4.5	Educational Service Provider Agreement with Beijing University of Technology (1)
4.6	Facility Provider Agreement with Weifang Commercial School dated August 14, 2007 (1)
4.7	Facility Provider Agreement with Qingdao Senior Technician College dated October 30, 2007 (2)
4.8	Facility Provider Agreement with Zhuhai Broadcasting and TV College dated November 30, 2007 (2)
4.9	Facility Provider Agreement with Tianjin University dated November 8, 2007 (2)
4.10	Facility Provider Agreement with Fujian Xinhua Technical School dated November 30, 2007 (2)
4.11	2007 Stock Option Plan (1)
4.12	Loan Agreement with Golden Field Company Profit Sharing Plan (1)
4.13	Convertible Promissory Note with Black Gardenia Corp. (1)
4.14	Securities Purchase Agreement (1)
4.15	Acquisition Agreement of Sprott-Shaw (3)
4.16	Acquisition Agreement of Tourism Training Institute (3)
4.17	2008 Stock Option Plan
8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
Sprott Shaw Degree College Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)
11.1	Code of Ethical Conduct (2)
12.1	CEO Certification to Amended Form 20-F/A Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification to Amended Form 20-F/A Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification to Amended Form 20-F/A Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification to Amended Form 20-F/A Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Included as exhibits to our Form 20-FR filed May 10, 2007
(2) Included as exhibits to our Form 20-F filed January 2, 2008
(3) Included as exhibits to our Form 20-F filed March 25, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

CIBT Education Group Inc. (Registrant)

Date: May 14, 2009	/s/ Toby Chu
Toby Chu Director, President, Chief Executive Officer

Date: May 14, 2009	/s/ Tim Leong
Tim Leong Chief Financial Officer, Senior Vice President