Form 20-F
period 2009-08-31
CIBT Education Group Inc.
filed 2010-03-01
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended August 31, 2009

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________

Commission file number: 001-34021

CIBT EDUCATION GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Address of principal executive offices)

     Tim Leong, CFO, Phone: 604.871.9909, Fax: 604.871.9919, email: tim.leong@cibt.net, Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	TSX Venture Exchange, NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of the close of the period of this annual report, August 31, 2009: 64,109,297 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]  No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ X ]  No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]   Accelerated filer [   ]   Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]   International Financial Reporting Standards as issued by the IASB [   ]   Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]  Item 18 [ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]   No [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ]  No [   ]

Note Regarding Forward-Looking Statements

This annual report, any supplement to this annual report, and any documents incorporated by reference in this annual report, include “forward-looking statements”. To the extent that the information presented in this annual report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the risks and uncertainties outlined under the “Risk Factors” and “Operating and Financial Review and Prospects” sections of this annual report, many of which are beyond our control.

We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this annual report are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual events or results may differ materially due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions include:

  our anticipated strategies for growth;

  our ability to manage our planned growth and integrate new business opportunities into our existing operations;

  our need for additional capital to expand our operations;

  our dependence on key personnel, CIBT center facility providers and educational service providers.;

  our ability to compete effectively with competitors that have greater financial, marketing and other resources;

  risks involving the Chinese legal system, tax system, and foreign currency limitation; and

  risks related to government regulations and approvals of private providers of educational services in China.

Any of the above could cause actual results to differ materially from anticipated results.

All forward-looking statements included in this document are based on information available to us on the date hereof. We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf.

EXCHANGE RATES

On September 1, 2008, we changed our reporting currency from the U.S. dollar to the Canadian dollar to match our functional currency. Accordingly, our consolidated financial statements and the financial information included in this annual report are presented in Canadian dollars (unless otherwise indicated).

The following table sets out exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, referred to as the "Noon Buying Rate", for the conversion of Canadian dollars to U.S. dollars in effect for the following periods:

Exchange Rates for Previous Six Months

For the Month ended	High	Low
January 2010	0.9747	0.9373
December 2009	0.9615	0.9334
November 2009	0.9562	0.9309
October 2009	0.9719	0.9223
September 2009	0.9421	0.9042
August 2009	0.9390	0.9011

Exchange Rates for Previous Five Financial Years

For the	Average
Year ended August 31, 2009	0.8502
Year ended August 31, 2008	1.0858
Two months ended August 31, 2007	0.9427
Year ended June 30, 2007	0.8873
Six months ended June 30, 2006	0.8841
Year ended December 31, 2006	0.8262
Year ended December 31, 2005	0.7702

On February 25, 2010, the Noon Buying Rate for the conversion Canadian dollars to U.S. dollars was C$0.9368 per U.S. dollar.

PRESENTATION OF INFORMATION

As used in this annual report, unless the context clearly suggests otherwise, references to (i) “we”, “us”, “our”, the “Company” or “CIBT Education Group” mean CIBT Education Group Inc. (formerly Capital Alliance Group Inc. until November 14, 2007) and its subsidiaries; (ii) “CIBT” mean CIBT School of Business & Technology Corp., our 99.9% owned subsidiary that operates primarily in China in the education programs and services business; (iii) “Sprott-Shaw” or “SSDC” mean Sprott-Shaw Degree College Corp., our wholly-owned subsidiary that operates primarily in Canada in the education programs and services business; and (iv) “IRIX” mean IRIX Design Group Inc., our 51% owned subsidiary that operates a multimedia service and advertising agency primarily in Canada.

In June 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the fiscal year end date commonly used in the educational services industry and with the year end of Sprott-Shaw, our major subsidiary.

Accordingly, this annual report includes our audited consolidated financial statements for the twelve months ended August 31, 2009 and 2008, our audited consolidated financial statements for the two months ended August 31, 2007, and our audited consolidated financial statements for the twelve months ended June 30, 2007. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Refer to Note 25 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP affecting these financial statements.

All financial information set forth in this annual report is presented in Canadian dollars (unless otherwise indicated) and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A.	Selected Financial Data

The selected consolidated financial data presented below has been derived from our audited consolidated financial statements as at and for the twelve months ended August 31, 2009 and 2008, the two month transition period ended August 31, 2007, the twelve months ended June 30, 2007, the six month transition period ended June 30, 2006, and the twelve months ended December 31, 2005. Our audited consolidated financial statements as at and for the six month transition period ended June 30, 2006 and the twelve months ended December 31, 2005 are not included in this annual report, but have been filed with the United States Securities and Exchange Commission (“SEC”).

Our audited consolidated financial statements as at and for the twelve months ended August 31, 2009 and 2008, the two month transition period ended August 31, 2007 and the twelve months ended June 30, 2007 are included in this annual report and have been prepared in accordance with Canadian GAAP, and all dollar amounts set out in these financial statements are presented in Canadian dollars. Refer to Note 25 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, our audited consolidated financial statements and notes thereto, as well as the discussion and analysis set forth under “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”.

We acquired Sprott-Shaw, our major subsidiary, in December 2007. Accordingly, the selected financial data set out below may not be comparable from period to period.

Canadian GAAP
Consolidated Income Statement Data	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008	Two Months Ended August 31, 2007	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006	Twelve Months Ended December 31, 2005
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Revenues	44,550,958	31,161,279	1,166,769	9,303,448	2,930,688	5,076,097
Direct costs	16,234,348	12,067,789	547,266	4,587,634	1,706,189	2,656,482
Other expenses	27,568,935	22,558,040	1,152,735	5,839,938	2,058,324	4,016,190
Income (loss) from operations	747,675	(3,464,550)	(533,232)	(1,124,124)	363,197	(716,018)
Other income (expenses)	30,676	(1,124,461)	(148,031)	1,729,392	9,349	17,319
Income (loss) before income taxes	778,351	(4,589,071)	(681,263)	605,268	363,197	(358,771)
Income tax provision	(285,241)	(351,432)	(32,508)	(243,684)	-	-
Non-controlling interests	(477,103)	(109,155)	65,334)	(58,294)	26,033	104,623
Net income(loss)	16,007	(5,049,678)	(648,437)	303,290	363,197	(358,771)
Basic and diluted earnings (loss) per share	0.00	(0.09)	(0.01)	0.01	0.01	(0.02)

U.S. GAAP
Consolidated Income Statement Data	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008	Two Months Ended August 31, 2007	Twelve Months Ended June 30, 2007	Six Months Ended June 30, 2006	Twelve Months Ended December 31, 2005
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Revenues	44,550,958	31,161,279	1,166,769	9,303,448	2,930,688	5,076,097
Income (loss) from operations	747,675	(3,464,550)	(533,232)	(1,124,124)	363,197	(716,018)
Net income(loss)	(102,763)	(5,988,621)	(650,603)	(203,069)	426,254	(1,372,750)
Basic and diluted earnings (loss) per share	0.00	(0.10)	(0.01)	(0.01)	0.01	(0.04)

Canadian GAAP
Consolidated Balance Sheet Data	As at August 31, 2009	As at August 31, 2008	As at August 31, 2007	As at June 30, 2007	As at June 30, 2006	As at December 31, 2005
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Current assets	22,015,521	18,393,197	17,732,653	15,232,534	5,294,019	5,239,283
Current liabilities	21,431,137	18,217,681	5,058,432	2,685,972	2,663,570	3,819,019
Working capital	584,384	175,516	12,674,221	12,546,562	2,630,449	1,420,264
Other assets	25,362,430	25,424,368	6,594,395	6,072,375	2,505,045	1,988,312
Total assets	47,377,951	43,817,565	24,327,048	21,304,909	7,799,064	7,227,595
Capital lease obligations	291,220	176,143	65,370	68,513	88,065	11,094
Long-term debt	44,327	10,322	3,265,594	3,212,756	-	-
Non-controlling interests	1,198,606	1,345,065	1,043,996	653,982	937,413	1,006,103

Total liabilities and non-controlling interests	24,706,897	21,322,758	9,433,392	6,621,223	3,689,048	4,836,216
Shareholders’ equity	22,671,054	22,494,807	14,893,656	14,683,686	4,110,016	2,391,379
Number of common shares outstanding	64,109,297	44,350,606	47,858,255	47,840,073	35,552,630	32,744,357

Consolidated Balance Sheet Data	As at August 31, 2009	As at August 31, 2008	As at August 31, 2007	As at June 30, 2007	As at June 30, 2006	As at December 31, 2005
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Total assets	47,377,951	43,817,565	24,327,048	21,511,074	25,288,939	21,009,169
Total liabilities and non-controlling interests	25,114,026	21,611,117	9,638,785	6,824,450	3,738,466	5,018,665
Shareholders’ equity	22,263,925	22,206,448	14,688,263	14,686,624	21,550,473	15,990,504
Number of common shares outstanding	64,109,297	44,350,606	47,858,255	47,840,073	35,552,630	32,744,357

We have not declared or paid any dividends on our common shares since our inception and we do not anticipate paying any dividends on our common shares in the foreseeable future.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

In addition to the other information contained in this annual report, the following risk factors should be carefully considered in evaluating our business. Our business, financial condition, results of operations and cash flow, could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, or described elsewhere in this annual report, including under the sections “Information on the Company” and “Operating and Financial Review and Prospects”.

Risks Related to Our Business

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan. We estimate that we will need financing of approximately $10.5 million to complete our proposed expansion plan for fiscal 2010. We had cash and cash equivalents of approximately $10.3 million and working capital of approximately $0.2 million as of August 31, 2009. We plan to obtain the necessary additional funds from the sale of our securities or loans, if required. However, there can be no assurance that we will obtain the financing required, or at all. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether. Expending our cash resources on expansions could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Our ability to obtain additional financing is subject to a number of factors, including market conditions and its impact on the market price of our common stock, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, the political and economic environments of countries where we are doing business. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities. We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail. There can be no assurance that we will achieve our plans, or any of them.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, through CIBT Education Group or our subsidiaries CIBT or Sprott-Shaw, as a vehicle to build new campuses or schools to expand our education business in China and other countries. We are always seeking out new business acquisitions, partnership opportunities and joint ventures to expand our operations. Our management is unable to predict whether or when any other future strategic transactions will occur or the likelihood of any particular transaction being completed on terms and conditions that are favorable to us.

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

Our activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions. In addition, our goals over the next 12 months include expanding our presence in some foreign jurisdictions. As a result, we could be involved in various foreign investigations, claims and tax reviews that arise in the course of our business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favour. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes. Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operation and financial condition.

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

Our business is seasonal in nature and we receive the bulk of our cash flows at the beginning of each new school term. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in China and Canada, principally due to seasonal enrollment patterns. Our fourth quarter results for tend generally be relatively low as few students are enrolled in courses over the summer.

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

We plan to pursue a number of different strategies to expand our operations, including acquiring existing education institutions that align with our business plan, exporting our Sprott-Shaw and CIBT programs to Asia, expanding our network of agents who recruit students on our behalf, importing international students to Canada who will pay international fees, thereby generating more revenues than domestic students, enhancing our infrastructure in China and Canada, and opening additional campuses worldwide. As of August 31, 2009, we had increased the number of our campuses in China to ten, and the number of our CIBT centers/Alliance locations in China to thirteen. All of the CIBT center/Alliance locations have been set up.

We also acquired Sprott-Shaw in December 2007 and have expanded its program offerings and partnerships. The rapid pace at which we have expanded and plan to continue expanding in the future may place substantial demands on our management, faculty, operational, technological and other resources. In particular, we may face challenges in the following areas:

  controlling costs and developing operating efficiencies to manage the financial side of our expansion;

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

  continuing to market the CIBT and Sprott-Shaw brands to recruit new students for existing and future learning centers; and

  obtaining the necessary government approvals to operate in new countries;

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities or effectively run our existing operations, which in turn may have a material adverse impact on our business, financial condition and results of operations.

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

We have initiated campaigns to promote our brand, but we cannot be certain that these efforts will continue to be successful. If we are unable to further enhance our brand recognition and increase awareness of our programs and services, our business, financial condition and results of operations may be adversely affected.

Risks Related to Doing Business in China

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the renminbi (“RMB”) against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy. On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies. This change in policy has resulted in an appreciation of the RMB against the Canadian dollar during the latter half of 2009 as both of these currencies have appreciated against the U.S. dollar as a result of the global economic credit crisis.

Our functional and reporting currency is the Canadian dollar. However, a substantial amount of our assets, liabilities, revenues and expenses are denominated in RMB. As our Chinese business continues to grow, a greater portion of our revenues and costs are expected to be denominated in RMB. As a result, we are exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB. An increase in the value of the RMB relative to the Canadian dollar could materially adversely affect our financial condition and results of operations. We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

We depend upon the acquisition and maintenance of numerous approvals to conduct our business in China. Failure to obtain or renew these approvals will adversely affect our operation in China.

We are dependent upon certain approvals in China, including, without limitation, campus approvals, and program approvals, to conduct our business. While we believe that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals could have a material adverse impact on our business, results of operations and financial condition. It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business generally, which could prevent us from obtaining or renewing our governmental approvals. Accordingly, we may have to cease our education business in China and you may lose your entire investment.

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

Our business, financial condition and results of operations may be adversely affected by the uncertainties of the Chinese legal system or any changes in the laws and regulations that are applicable to us.

We are subject to uncertainty related to the tax systems in China and any uncertainty in taxation could negatively affect our business, results of operations and financial condition.

Through our subsidiaries, we conduct a significant amount of our business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict. Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties. Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our business, results of operations and financial condition.

We and our subsidiaries may not be able to enforce our agreements in China, which could have a negative impact on our operations.

Chinese law governs many of our material agreements. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations that govern the enforcement and performance of our contractual arrangements. Although we use Chinese lawyers to assist us in preparing our agreements, there can be no assurance that we can enforce any of our material agreements or that remedies will be available outside of China. China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws. It is also difficult to enforce foreign judgments in China. The inability to enforce or obtain a remedy under any of our material agreements could have a material adverse impact on us and our results of our operations.

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

China's national currency, the “Yuan” or “RMB”, is not a freely convertible currency. The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China. As our Chinese business expands, we expect to derive an increasing amount of our revenues in RMB. Under our current structure, we expect our income will be primarily derived from our Chinese subsidiary, CIBT. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

While the Chinese economy has experienced rapid growth over the past decade, the pace of such growth has been slowing since mid-2008. The Chinese government has reduced interest rates, but the effect of this and other measures in light of the global economic credit crisis are uncertain. If China’s economy continues to slow at an accelerated pace, unemployment could increase which may impact the ability of our graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in our programs, which could in turn adversely impact our business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by Sprott-Shaw. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising.

Our operations are subject to various litigation risks that could increase our expenses, impact our profitability and lower the value of your investment in us.

Although we are not currently involved in any litigation, the nature of our operations exposes us to possible future litigation claims. There is a risk that any claim could be decided against us, which could harm our financial condition and results of operations. Similarly, the costs associated with defending against any claim could dramatically increase our expenses, as litigation is often very expensive. Possible litigation matters may include, but are not limited to, disputes stemming from cooperation agreements we or our subsidiaries entered into with other educational institutions, workers’ compensation, insurance coverage, property rights or injuries to students or faculty in our facilities. Should we become involved in any litigation we will be forced to direct our limited resources to settling or defending against or prosecuting the claim(s), which could impact our profitability and lower the value of your investment in us.

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, and Tim Leong, our Chief Financial Officer, and the relationships they and other key personnel have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in China and Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

Our success depends, in part, on our ability to keep pace with changing market needs.

Our success significantly depends on acceptance of our programs by prospective students or employers. Economic and employment markets are developing rapidly. If we are unable to adequately respond to changes in market requirements, the rates at which our graduates obtain jobs could suffer and thus our ability to attract and retain students could be impaired. Accordingly, it is important for us to develop our programs or create new programs in response to changes in the economic and employment markets. We may not have enough funds to develop our current programs or create new programs. Even if we are able to expand our current programs or develop acceptable new programs, we may not be able to begin offering these new programs as quickly as our competitors offer similar programs, which could materially adversely affect our results of operations and financial condition.

The markets in which we compete are intensely competitive and we may not be able to compete successfully.

The education and advertising markets in which we compete are intensely competitive. We expect significant competition from the existing competitors in the education and advertising markets, most of which are substantially larger and have greater operating histories and records of successful operations; greater financial resources, technical expertise, managerial capabilities and other resources; more employees; and more extensive facilities than we have or will have in the foreseeable future. Our operations may fail due to our inability to compete with existing competitors in these rapidly changing markets and you could lose your investment.

Our advertising and graphic design business may be adversely impacted by an economic downturn.

Advertising and graphic design companies, in general, are dependent upon economic conditions. Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in advertising by the banking financial, insurance and securities industries. Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions. Advertising revenues from the real estate industry constituted approximately 40% of IRIX’s overall revenues. A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general. As a result, our actual consolidated results of operations may be adversely impacted by a decline in economic conditions.

IRIX currently depends on a large portion of Asian customers and the loss of, or a significant reduction from Asian customers would significantly reduce our revenues from advertising and graphic design, and adversely impact our consolidated operating results.

A large portion of our customers in the advertising and graphic design business are people of Asian descent in Vancouver, BC, or are related to or affiliated with people of Asian descent in Vancouver, BC. Should there be a downturn in the immigration environment in Vancouver, BC, this could cause us to lose customers and negatively impact our advertising revenues. We may not be able to maintain our current Asian customers. We cannot be certain that we can develop new customers or expand our customer base. This could cause our operating results to decline. Therefore, a loss of our Asian customers would materially reduce our revenues from our advertising and graphic design and adversely impact our consolidated operating results and financial condition.

Risks Related to Our Securities

The issuance of shares upon the exercise of options and warrants may cause immediate dilution to our existing shareholders.

The issuance of shares upon the exercise of options and warrants may result in dilution to the interests of other stockholders. As of August 31, 2009, there were outstanding options to purchase 4,250,000 shares of our common stock at exercise prices ranging from C$0.50 to C$2.00 per share, with expiry dates ranging from December 2009 to June 2012; a total of 3,468,750 of these outstanding options were exercisable as at August 31, 2009. There were outstanding warrants to purchase 3,603,353 shares of our common stock at August 31, 2009, at exercise prices ranging from C$0.80 to C$2.25 per share, with expiry dates ranging from January 2010 to February 2010. If all outstanding options and warrants were exercised, our issued and outstanding share capital would increase by 7,853,353 shares, or approximately 11% based on 69,046,011 shares of our common stock outstanding as of December 2, 2009. This would result in an immediate dilution to our existing shareholders. Conversion of the outstanding options and warrants may also depress the price of our common stock, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

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

Our stock is considered a penny stock and is traded on the TSX Venture Exchange in Canada and the NYSE Amex in the U.S., which are speculative in nature. You may have difficulty reselling your shares or the price of your shares could decline.

The TSX Venture Exchange and the NYSE Amex are known as a risk capital exchanges where shares of speculative companies are often brought to market and traded. The liquidity and depth of the market of the TSX Venture Exchange and NYSE Amex may be dependent upon a substantial number of factors including the economies in Canada and the United States, the desire of investors to enter into a speculative market, and the desire of broker-dealers to sell penny stocks. This may affect the pricing of our securities.

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

We are required to value our marketable securities holdings at market value, instead of at the lower of cost and market value. Fluctuation of the market price of marketable securities could adversely impact our net income. As of August 31, 2009, we owned 5,862,824 common shares of NextMart Inc., which are quoted for trading on the OTCBB, having a market value of $147,655. The quoted market value of these shares has declined significantly since they were acquired which has resulted in us recognizing a substantial impairment of the carrying value of the NextMart shares to recognize the lower market value of our investment under our valuation method.

We have no control over the market price of marketable securities in other companies held by us and cannot predict the possible impact to our financial results. Since our investment in marketable securities is concentrated in the common stock of a single company, a decline in the price of these shares may produce a material decrease in our net income and thus, our stock price.

ITEM 4. Information on the Company

We were organized on November 17, 1986 under the Business Corporations Act (British Columbia). Our common stock is listed for trading in the U.S. on the NYSE Amex, and in Canada on the TSX Venture Exchange, under the symbol “MBA”. Our fiscal year end is August 31.

Our head office is located at Suite 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7. Our telephone number is 604-871-9909. Our website is www.cibt.net.

We are a provider of education programs and training services to students through our campuses located primarily in Canada and China and at mini-campuses we have organized within certain institutions in China and other countries. We have also entered into arrangements with other institutions and organizations in China, Canada and other countries, pursuant to which our commitments range from offering our education programs and training services to licensing or developing educational programs for these organizations. In addition, we operate a multimedia service and advertising agency located in Canada.

We operate our education programs and services business through two subsidiaries:

1.	CIBT, which conducts operations in China and in which we currently hold a 99.9% ownership interest; and

2.	Sprott-Shaw, which operates in Canada and with a presence in Asia and the Middle East, in which we acquired a 100% ownership interest on December 17, 2007.

In addition, we hold a 51% interest in a multimedia service and advertising agency headquartered in Vancouver, British Columbia, Canada, which we operate through IRIX.

The following table sets forth certain information relating to our subsidiaries:

Subsidiary	Date of Incorporation	Place of Incorporation	Date Acquired	Percentage of Ownership Interest	Principal Business
CIBT School of Business & Technology Corp.	February 9, 1994	British Columbia, Canada	(1)	99.9%	Providing education and training services in China
Sprott-Shaw Degree College Corp.	December 7, 2007	British Columbia, Canada	December 17, 2007 (2)	100%	Our primary operating company in charge of our education and training businesses in Canada and parts of Asia. Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College.
IRIX Design Group Inc.	October 5, 1994	British Columbia, Canada	-	51%	Providing graphic design and advertising services in Canada, the U.S. and Hong Kong through IRIX’s wholly owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong Company.

(1) For details concerning the ownership restructuring of CIBT, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results - Significant Transactions Affecting Our Results – Ownership Restructuring” herein.

(2) Effective December 17, 2007, Sprott-Shaw acquired the primary assets and liabilities used to operate the Sprott-Shaw Community College group of schools.

During the 12 months ended August 31, 2009, approximately 97% of our revenues were generated by our education programs and training services business and 3% of our revenues were derived from our multimedia and advertising business.

During fiscal 2010, our plans are to:

  integrate any assets or businesses acquired into our operations;

  build a network of new CIBT centers locations in additional Chinese cities;

  develop our current programs, campuses and CIBT centers locations;

  increase revenues by increasing student enrollment at our CIBT centers locations;

  continue our expansion across China by acquiring Chinese degree granting institutions;

  acquire other state-owned colleges in China and transform them into private business colleges;

  expand the presence of Sprott-Shaw and Tourism Training Institute in the Philippines and establish locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;

  maintain good relationships with the CIBT center location facility providers and educational service providers and Chinese authorities; and

  promote our business and brand.

We had cash and cash equivalents of approximately $10.3 million and working capital of approximately $0.6 million as of August 31, 2009. We expect to continue to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2010. However, we estimate that we will need significant additional financing of approximately $10.5 million to carry out our proposed expansion plans for fiscal 2010. We plan to obtain the necessary funds from equity or debt financings, as required. However, there can be no assurance that we will obtain the additional financing required, or at all. If we are not able to obtain additional financing, we may be required to scale back our expansion plans or eliminate them altogether. There can be no assurance that we will achieve our plans, or any of them.

A.	History and Development of our Company

Since the beginning of our last completed fiscal year we have conducted the following:

In June 2008, CIBT entered into a memorandum of understanding with Thompson Rivers University and Vancouver Community College to allow students completing a two-year business administration and computer sciences diploma program with CIBT in China to continue studies towards a baccalaureate degree at Thompson Rivers after successfully completing a nine to 12 month English upgrading and learning competency training program at Vancouver Community College. The first group of students commenced their studies at Vancouver Community College under this program in September 2008. Vancouver Community College has two campuses located in Vancouver, British Columbia, Canada. Thomson Rivers University has two campuses located in Kamloops and Williams Lake, British Columbia, Canada.

In September 2008, Sprott-Shaw acquired the business, by way of the acquisition of certain assets, including intellectual property rights and regulatory approvals, and assumption of certain obligations, of Concordia Career College and Modus International Language Institute, of Vancouver, British Columbia, Canada. Concordia and Modus are established career and English language schools focusing on the Korean, Japanese and Latin American markets. We intend to merge students from Concordia and Modus into Sprott Shaw and consolidate their operations under Sprott-Shaw and share their resources within our operations.

In October 2008, the TSX-Venture Exchange in Canada accepted the filing of our notice of intention to conduct a normal course issuer bid to purchase up to one million of our common shares representing approximately 1.56% of our issued and outstanding share capital at the time. The normal course issuer bid will remain open until October 8, 2009 unless terminated earlier by us. We launched the share repurchase because our management was of the view that our stock was undervalued.

In November 2008, we implemented a new master degree program in business management and finance in Beijing, China which allows students to pursue a western graduate degree by studying for one year in China followed by a second year at an overseas accredited university. This program is targeted at undergraduate students in China who do not qualify for entrance to graduate studies at Chinese universities because they have not met the rigorous admissions standards, which include passing a national entrance examination. Our “1 + 1 Master Degree” program is offered in China in conjunction with the Beijing University of Technology, with the overseas portion of the program to be completed in England at either London Metropolitan University or Bangor University. The program focuses on economics, business principles, communication skills, and academic English. Upon successful completion of the program, students will receive a masters degree from the English university attended.

In January 2009, our hotel and tourism division in China entered into nine new cooperative joint program agreements with education institutions and companies in China. The agreements range in scope from providing professional certification, to course exchanges, to ongoing training contracts.

In January 2009, Sprott-Shaw acquired the business, by way of the acquisition of certain assets, including intellectual property rights and regulatory approvals, and assumption of certain obligations, of Pan Pacific English College, an ESL, TESL and academic preparation college located in Victoria, Canada. We intend to consolidate the operations of Pan Pacific with Sprott-Shaw and share its resources within our operations.

In January 2009, our hotel and tourism training division in China signed cooperative joint program agreements with four new partners, including a university in Fujian province, two hotel chains in Beijing and Shandong province, and an education consulting company in Guiyang province. The agreements range in scope from providing professional certification in the American Hotel Lodging Association programs, to delivery of hotel management programs, flight attendant programs, and hospitality English training programs, to senior management training seminars.

In March 2009, Sprott-Shaw entered into a memorandum of understanding with the Jamaican Ministry of Training and Social Security to offer hospitality and tourism training to Jamaican students through a combination of classroom studies at Sprott-Shaw’s campus in Kelowna, British Columbia, Canada, online self-directed learning and industry practicums in Vancouver, British Columbia, Canada.

In March 2009, Sprott-Shaw entered into a memorandum of understanding with Brown’s Town College of Jamaica and the Jamaican Ministry of Labour and Social Security to offer the curriculum for Sprott-Shaw’s resident care attendant and practical nursing training programs to students attending Brown’s Town College. These programs involve an academic portion to be completed in Jamaica and a practicum portion to be completed in Vancouver, British Columbia, Canada. Enrollment in the programs began in May 2009.

In May 2009, Sprott-Shaw entered into an agreement with Far Eastern University in Manila, Philippines to offer courses at a second university campus. In 2008, we had entered into an agreement with the Far Eastern University and established a CIBT Education Center at Far Eastern University that offers our resident care attendant and practical nursing programs to students in English.

In May 2009, CIBT entered into an agreement with Zhuzhou Technical College in Zhuzhou City in the Hunan province of China to launch CIBT’s International Foundation Program. The International Foundation Program allows students at Zhuzhou Technical College to complete a portion of their studies in China and then transfer to any one of CIBT’s network of 30 international institutions to complete their baccalaureate degree.

In May 2009, CIBT continued its expansion efforts in southern China by completing its CIBT Centre at Jinhua Career and Technical College in Jinhua City which is located 300 kilometers south of Shanghai, in the province of Zhejiang, China.

In June 2009, CIBT entered into an agreement to establish a CIBT Education Center in Seoul, South Korea at National Cambridge College. After the CIBT Education Center is completed, it will offer CIBT’s International Foundation Program to students in Korea.

In September 2009, we signed an agreement with a Canadian investment holdings company to license our brands CIBT School of Business and Sprott-Shaw Community College in Vietnam. In connection with this license, Sprott-Shaw entered into a memorandum of understanding with Thang Long University in Hanoi, Vietnam to develop programs aimed at preparing Vietnamese nursing graduates to work abroad by providing training that meets international nursing standards and developing their English language proficiency.

In October 2009, we signed an agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBT’s operations in China, Sprott-Shaw’s operations, and programs offered by the American Hotel and Lodging Association Education Institute into China Central Radio and Television University’s programs. These programs will in turn be offered to a global audience through select CIBT and Sprott-Shaw locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

In November 2009, Sprott-Shaw signed a memorandum of understanding with Hanoi Tourism College in Hanoi, Vietnam that relates to a number of initiatives including delivery of Sprott-Shaw’s English language and hotel tourism management programs at Hanoi Tourism College, recruitment of qualified Vietnamese students by Hanoi Tourism College for enrollment at Sprott-Shaw campuses in Canada and CIBT campuses in China, and co-development of an internship program for the hotel tourism management program allowing students to intern with major hotels in Vietnam.

In December 2009, we signed a term sheet agreement with a Canadian based investment holding company with an extensive business presence in India to license the brands of our subsidiaries, CIBT and Sprott-Shaw, in a number of selected states in India. The term sheet outlines the business terms, conditions and other milestones, for the licensee to establish several businesses and vocational and language training schools in India and also allows for the licensee to offer selected programs at campuses in India, market the program and recruit students from India to Canada, and establish credit transfer programs among India and other CIBT and Sprott-Shaw partner campuses worldwide. The term sheet will form the basis of a formal licensing agreement to be negotiated by the parties. There can be no assurance that a formal licensing agreement will be signed.

In December 2009, we entered into a letter of intent with KGIC Education Group of Vancouver, Canada (referred to as “KGIC”), to acquire substantially all of its assets. We are currently in the process of negotiating the terms of the acquisition. KGIC is one of the largest private English language training schools and business colleges in Canada with seven campuses in Canada and KGIC training centers and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico. There can be no assurance that we will complete this acquisition, on terms favourable to us or at all.

Capital Expenditures

Our capital expenditures since June 1, 2006 to the date of this annual report were $2,285,551, and related primarily to the acquisition of property and equipment and leasehold improvements. In addition, capital expenditures currently in progress relate to the same activities. In 2009, we expended a total of $138,543 on curriculum development costs, $753,097 to purchase property and equipment and incurred $675,434 in net acquisition costs.

B.	Business Overview

Overview

We are a provider of education programs and training services to students through our campuses located primarily in Canada and China and at mini-campuses we have organized within certain institutions in China and other countries. We have also entered into arrangements with other institutions and organizations in China, Canada and other countries, pursuant to which our commitments range from offering our education programs and training services, to licensing or developing educational programs for these organizations.

Our target clients for our campuses are recent college graduates or persons working in urban centers. We offer a range of education programs and training courses in the areas of business, information technology, automotive technical training, corporate executive training, English, hotel management, accounting, health sciences, trades and applied technology and international studies, among others. We create our own education programs and training services and also offer programs created by other institutions at our campuses.

We operate 18 campuses in Canada, five campuses in China, five mini-campuses in China and other countries and also provide our education programs and training services through arrangements with a number of organizations and institutions in Canada, China and other countries.

In addition, we are the sole distributor of a license to an educational program created by an American institute which we have licensed to certain entities in China on behalf of the institute.

We operate our education programs and services business through two subsidiaries: CIBT in China, and Sprott Shaw in Canada. We also hold a 51% interest in a graphic design and advertising company located in Canada, through our subsidiary IRIX.

During the 12 months ended August 31, 2009, approximately 97% of our revenues were generated by our education programs and training services business through CIBT and Sprott-Shaw, with 21% earned by CIBT through its operations in China and 76% earned by Sprott-Shaw through its operations in Canada and abroad. The remaining 3% of our revenues was derived from our multimedia and advertising business.

OUR OPERATIONS

Our Colleges

We offer our education programs and training services through the following colleges in China and Canada:

  Weifang Commercial College, China (a business college)

  CIBT Beihai International College, China (Chinese associate degree college)

  CIBT School of Business, China (business and vocational schools)

  CIBT Wyotech Automotive Institute, China (automotive, diesel and marine technician school)

  Sprott-Shaw Degree College Corp, Canada (Bachelor degree college/university)

  Sprott-Shaw Community College, Canada (career and vocational college)

  Sprott-Shaw International Language College, Canada (ESL school)

We operate 18 campuses in Canada and five campuses in China through these colleges.

CIBT

We provide our education programs and services in China through CIBT at the five campuses listed below through facility rental agreements. We do not own any of these campuses.

Campus	Establishment or Starting Date	Size (SquareFeet)	Location
Beijing University of Technology West Campus	September 1999	20,000 (exclusive occupation)	Beijing, China
Beijing University of Technology East Campus	July 2007	15,000 (exclusive occupation)	Beijing, China
Shuanglong CIBT Campus	September 2002	107,000 (exclusive occupation)	Beijing, China
CIBT Beihai International College	May 2005	20,000 (exclusive occupation)	Weifang, Shangdong province, China
CIBT Wyotech Automotive Institute	September 2005	43,000 (exclusive occupation)	Weifang, Shangdong province, China

Sprott-Shaw

We provide our education programs and services in Canada through Sprott-Shaw, which we acquired in December 2007, at the 18 campuses listed below, all of which are leased.

Campus	Size (Squaref Feet)	Location
Port Coquitlam Head Office	4,750	Port Coquitlam, British Columbia, Canada
Abbotsford	4,800	Abbotsford, British Columbia, Canada
Burnaby	2,123	Burnaby, British Columbia, Canada
Career	1,917	Surrey, British Columbia, Canada
Chilliwack	5,714	Chilliwack, British Columbia, Canada
Duncan	3,700	Duncan, British Columbia, Canada
East Vancouver	4,935	East Vancouver, British Columbia, Canada
Kamloops	5,518	Kamloops, British Columbia, Canada
Kelowna	7,173	Kelowna, British Columbia, Canada
Maple Ridge	4,031	Maple Ridge, British Columbia, Canada
New	7,448	New Westminster, British Columbia, Canada
Penticton	3,840	Penticton, British Columbia, Canada
Prince George	7,290	Prince George, Columbia, Canada
Sprott-Shaw International Language College	5,193	Vancouver, British Columbia, Canada
Surrey	6,000	Surrey, British Columbia, Canada
Vancouver (Downtown)	9,861	Vancouver, British Columbia, Canada
Vernon	4,850	Vernon, British Columbia, Canada
Victoria	11,700	Victoria, British Columbia, Canada

See “Property, Plant and Equipment” for information relating to our commitments in respect of these campuses.

CIBT Centers

We also provide our programs and services in China, the Philippines and South Korea through CIBT at mini-campuses (referred to as CIBT centers”) organized within a university or college through cooperation agreements between us and the university or college. The cooperating university or college leases its facilities to us, while we renovate classrooms and provide video conferencing equipment. Each of these CIBT centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European teachers with Chinese students in a live and real time video conference environment. Using video conferencing technology, we plan to centralize our programs at our Beijing studio headquarters, and reduce the need for teachers to be present at the mini-campus locations.

From June 2007 to present we have organized five CIBT centers as described below. All CIBT centers are run from leased facilities.

CIBT Center	Establishment or StartingDate	CIBT Center FacilityProvider	Location	Size (Square Feet)
Weifang CIBT Center, China	August 2007	Weifang Commercial School	Weifang, Shangdong Province, China	2,500 (exclusive occupation)
Jinhua CIBT Center, China	December 2007	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China	2,500 square feet (exclusive occupation)
Manila CIBT Center, Philippines	August 2008	Far Eastern University	Manila, Philippines	2,500 square feet (non-exclusive occupation)
Zhangzhou, CIBT Center, China	January 2009	Zhangzhou Normal University	Zhangzhou, Fujian Province, China	2,500 square feet (exclusive occupation)
Seoul, CIBT Center, South Korea	June 2009	National Cambridge College	Seoul, South Korea	2,500 square feet (non-exclusive occupation)

See “Property, Plant and Equipment” for information relating to our commitments in respect of these centers.

Educational Service Providers

CIBT also provides educational programs prepared by other institutions at its campuses in China as described below.

Name of Educational Service Provider	Duration of Educational Service Provider Agreement	Termination Provisions	Exclusive Right	Payment Term (Average Educational Service Provider’s Costs as Percentage of Tuition)
Beijing University of Technology(1)	From December 3, 2004 to September 1, 2012	The parties can decide to terminate or renew the agreement within six months before its expiration date.	No	4.8% of tuition for MBA program; 10% of tuition for Bachelor degree; or 10% of tuition for 2+2 Program and 1+1 Program; and an additional 15% of tuition for Beijing University of Technology campus when using their facilities
Weifang University(2)	From November 12, 2004 to November 12, 2011	This agreement was signed by three parties, Weifang
		University, ITT Educational Services and CIBT. The three parties can decide to terminate or renew the agreement within six months before its expiration date.	No.	50% of tuition for IT, CET and Business English program (including the campus rent) No additional costs for the rent of the CIBT Beihai International College until 2014
City University (3)	General MBA Program - from June 1, 2004 to June 30, 2008	This agreement has terminated and the program is no longer offered. Once students currently enrolled in this program complete their studies, the program will end.	No	37% of tuition for MBA program
	Boeing MBA Program – from November 8, 2005 to June 1, 2007	This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007. CIBT is negotiating to renew this agreement.
Wyotech Institute (4)	From October 24, 2005 to October 23, 2015	This agreement may be terminated earlier by breach of material terms by either party.	Yes (in China, including Hong Kong and Taiwan)	14% for 3 and 18 month program; 30.8% for 3 year program
Western International University	From April 4, 2003 to April 1, 2008	This agreement has terminated and the program is no longer offered. Once students currently enrolled in this program complete their studies, the program will end.	n/a	7.8% of tuition

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

Arrangements with Other Institutions

We have entered into arrangements with certain organizations and institutions in Canada, China, the Philippines, Korea, Vietnam and Jamaica through CIBT and Sprott-Shaw. See “-Overview” above for a description of certain of these arrangements. We have 60 agreements signed with 52 institutions in place currently.

The terms of these arrangements vary, and range from offering our education programs and training services at these organizations or institutions, to allowing students at our campuses in China and Jamaica to continue their studies at educational institutions abroad, to licensing our brands to, or developing programs for, these institutions. Under these arrangements, we are paid tuition fees for courses we offer, fees for developing courses for organizations, licensing fees for our brands or other fees depending upon our level of commitment under the arrangements. These fees are a percentage of revenues and range from 10% to 70%.

License Distribution

In addition, CIBT is the sole distributor of a license to an educational program created by American Hotel & Lodging Education Institute which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses.

The initial cost to acquire the license was US$45,000 plus US$30,000 for the 2008 annual fee, which was paid by Tourism Training Institute, an entity we acquired in 2008. Subsequent annual fees are based on annual revenues generated for American Hotel & Lodging Education Institute and range from no fee to US$30,000.

In addition, CIBT receives a 5% commission on any products sold by the American Hotel & Lodging Education Institute directly to customers in the protected territory and a US$50 commission for each candidate enrolled by the American Hotel & Lodging Education Institute in the protected territory.

Our Education Programs

We place great emphasis on the quality of our courses and learning materials, both in terms of substance and production quality to enhance course participants’ learning experience. Working together with our lecturers in each subject, we internally develop and produce the online lectures for all of our courses. We employ a variety of measures including substantive content review and content approval at various stages of the course development process by our experienced in-house personnel to create high-quality courses.

CIBT

CIBT offers accreditations and certifications in courses ranging from business to information technology and automotive technical training in China. It also offers a Corporate and Executive Training program and a Business English program to managers or senior officers working with domestic, foreign or international companies or government departments in China.

Certain information relating to CIBT’s programs in China are set out below:

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

Sprott-Shaw

Sprott-Shaw offers accreditations and certifications in courses ranging from business to health sciences, trades and applied technology, international studies and English in Canada. Certain information relating to the programs provided by Sprott-Shaw in Canada are set forth below:

Name of Program	Duration of Program	Description
Business Program – BBA	Four years	The Bachelor of Business Administration provides full coverage of the following functional areas of business: Accounting, Finance, Production, Marketing, Industrial Relations, Law and Human Resources Management. Additional concentrations in Marketing and Human Resources are also available.
Business Program – Diploma	12 to 45 weeks	Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator,
Professional Business Management, Tourism Hospitality Management and Flight Attendant.
Health Sciences & Social Development – Diploma	27 to 50 weeks	The Faculty of Health Science & Social Development provides programs in: Community Support Worker (Assisted Living and Social Services), Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.
Trades & Applied Technology – Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician – Level 1 and 2, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks	Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, Tourism and Hospitality Management, and Payroll Administrator.
ESL Programs	4 to 52 weeks	ESL programs include English as a Second Language, Teaching ESL, Business English, Medical English, Power Speaking, and Teaching English to Children.

Our Lecturers

Our business requires that we hire lecturers with knowledge of the subjects taught as part of the programs offered by us.

Our course lecturers include academics from renowned higher education institutions in China and Canada and experienced practitioners within their respective fields. Our lecturers work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China and Canada or working in their respective fields.

To ensure the quality of our lecturers, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures. We seek to engage lecturers who have a strong command of the respective subject areas and good communication skills. Our internal quality control personnel regularly monitor the teaching quality of each lecturer. We also collect feedback on the lecturers from our course participants on a regular basis. We provide ongoing training for lecturers and help them improve their online presentation skills based on this feedback.

We pay our lecturers fees in either of two ways: the first and most common way is to pay them based on the number of hours of lectures they deliver, and the second and less common way is a course fee sharing arrangement primarily for some of our newer courses.

Although our lecturers participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our lecturers.

Student Enrollment

Currently the number of enrolled students in programs offered by CIBT and Sprott-Shaw is approximately 6,877. The quarterly enrollment statistics at CIBT and Sprott-Shaw since June 2006 are as follows. We acquired Sprott-Shaw in December 2007 which resulted in a significantly higher number of students enrolled in our programs. We project enrollment for 2011 will be 7,503 students.

Quarterly End Date	Total Enrollment
June 30, 2006	2,695
September 30, 2006	3,290
December 31, 2006	3,328
March 31, 2007	3,192
June 30, 2007	3,268
September 30, 2007	3,420
December 30, 2007	6,675
March 31, 2008	6,450
June 30, 2008	6,486
August 31, 2008	6,453
September 30, 2008	6,482
November 30, 2008	6,395
February 28, 2009	6,203
May 31, 2009	6,540
August 31, 2009	6,877

Tuition Fees

CIBT

The tuition fees of our programs vary by educational service provider. The following table provides the average tuition fee charged, and the average cost paid to the educational service providers for each of our programs in China:

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

(2) Western International University is a subsidiary of Apollo Group Inc. (NASDAQ: APOL).

(3) Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(4) We are in the process of negotiating educational service providers and setting tuition.

Sprott-Shaw

Tuition fees for Sprott-Shaw’s various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Program – BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less agency fee)
Business Program – Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week
ESL Programs	4 to 52 weeks	$800/month

Employees

CIBT

CIBT currently employs 18 full-time teachers and approximately 100 part-time teachers in China. The teachers at the Anyang and Zhengzhou campuses are provided by our educational service providers. We currently do not have any of our own teachers at these campuses. Information about our teachers in China is as follows:

Number of teachers
Full Time - Beijing	11
Part Time – Beijing	100
Full Time – Weifang	7

Sprott-Shaw

Sprott-Shaw currently employs 59 full-time and 171 part-time teachers in Canada.

Information about the teachers is as follows:

Number of teachers
Full Time	59
Part Time	171

Office

Our head office in Vancouver employs seven full-time personnel who oversee our operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

Sales and Marketing

We rely on a combination of recruiting platforms, recruiting agents, advertising, referrals and direct marketing to market our educational programs and training services.

China operates a national recruitment system, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students. Currently, CIBT Beihai International College is part of the system.

We also employ the following recruitment methods in both China and Canada:

  Direct and indirect advertising of our brand by direct mail, newspaper advertisements, internet marketing or seminars;

  Educational recruiting agents hired to actively promote our programs and recruit students;

  Referral sources including former and current students, friends, family and alumni; and

  Direct contact with existing and potential corporate clients interested in upgrading the knowledge base of their staff.

Competition

We face competition from providers of traditional education programs and training services, and expect to face increasing competition from existing competitors and new market entrants in the online education market, including the following:

U.S. or Canadian-based for-profit post-secondary and ESL education companies that also offer educational services in Canada. Examples of our competitors include the Eminata Group, a Vancouver based corporation that operates a number of different colleges, including CDI College and Vancouver Career College. We also face competition from a number of independent ESL schools that offer similar courses in Canada.

Chinese, U.S. or European-based for-profit post-secondary education companies that also offer western-style educational programs in China. Examples of our competitors include New Oriental Education and Technology Group, China Distance Education Holdings Ltd., China Education Alliance, Inc., ChinaCast Education Corp., and ChinaEdu Corp.

For profit post-secondary education companies offering Chinese language training and professional training programs. This segment consists of numerous small training companies operating schools with a few dozen to a few hundred students. This segment is the most significant competitor to our IT and Automotive Technical Training programs. Examples of our competition in this segment include Nllt School and Aptech School (IT program), and North China Auto School, Lan Xiang Career College, and DAZhong Auto School (automotive technical training programs).

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

Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by the Chinese government.  However, despite not offering programs based on the western education style, their programs are in high demand.

We believe that the key competitive factors in our industry include the professional competence of lecturers, price, quality, market recognition and brand name. Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

Governmental Regulations and Approvals

Our educational operations in China and Canada require approvals from various government authorities, including the following:

  Ministry of Education - The Ministry of Education in China is the government’s national agency that is responsible for approvals of all Chinese and foreign bachelor’s and master’s degree programs offered in China.

  Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in a Canadian province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

  Municipal Education Bureaus – A municipal education bureau provides municipal approvals to operate a campus or school in a Canadian city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

CIBT

The Chinese government regulates the education services industry in China and the provision of our education services is subject to PRC laws and regulations relating to the education services industry. This following sets forth a summary of the principal laws and regulations that affect our business activities in China.

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

Approvals for Chinese-foreign Cooperation in Operating Schools are obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. We believe we have obtained all approvals for our Chinese-foreign cooperation institutes.

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

The following table describes approvals we have obtained for each of our campuses and for the programs offered at each campus in China. No government approvals are needed for our CIBT centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing, China	2+2, 1+1, Business program – bachelor degree	Beijing Education Committee	December 19, 1999	Renewal not required (1)
		MBA	Ministry of Education	October 8, 2003	Renewed annually (2)
		Business program – bachelor degree	Ministry of Education	January 30, 2004 for the program Two approvals of a national bachelor degree are pending (3)	Renewal not required (1)
Beijing University of Technology West Campus	Beijing, China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required (1)
Beijing University of Technology East Campus	Beijing, China	Russian Program	Approval not required	N/A	N/A
CIBT Beihai International College	Weifang, Shangdong province	IT program, Business English program, CET program, Auto training program	Shangdong Provincial Government	October 31, 2004	Renewal not required
CIBT Wyotech Automotive Institute	Weifang, Shangdong province	Auto training program	Shangdong Education Committee	December 14, 2006	Renewal not required

(1) We do not need to renew the government issued approval, but we are required to obtain a new approval for each new educational service provider.

(2) We are required to submit a renewal application and supporting documentation for our MBA programs to the government authority on an annual basis. The government authority considers a number of factors in deciding whether to renew an approval, including the number of students in the program, the number of students who graduate from the program, textbooks and course content, and student feedback relating to the quality of the course content. The entire approval process generally takes approximately six months. We currently do not anticipate that we will encounter any issues in renewing of our MBA approvals.

We believe that we have applied for and received all necessary approvals to carry on our education business in China. While we believe that we have taken all steps necessary to maintain the approvals for our MBA programs in China, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain the MBA or other approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a Chinese recognized Masters degree or other accreditation. See “Risk Factors”.

Sprott-Shaw

Sprott-Shaw has obtained approvals or accreditations for its programs from the following authorities:

  Private Career Training Institutions Agency (“PCTIA”): On November 22, 2004, the PICTIA succeeded the Private Post-Secondary Education Commission of BC (PPSEC) as the regulatory agency for private training institutions in the Province of BC. The Agency is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. PCTIA has responsibility under the
  Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

  College of Licensed Practical Nurses of British Columbia (“CLPNBC”): The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest

  Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

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

We believe that we have applied for and received all necessary approvals to carry on our education business in Canada. While we believe that we have taken all steps necessary to maintain the approvals, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a recognized accreditation. See “Risk Factors”.

Seasonality

Our business is seasonal in nature due to enrollment patterns and we receive the bulk of our cash flows at the beginning of each new school term. Our fourth quarter results tend generally be relatively low as few students are enrolled in courses over the summer. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, lecturers, business partners and others, to protect our intellectual property rights. In addition, we require our employees to enter into agreements with us under which they acknowledge that all inventions, trade secrets, works of authorship, developments and other processes made by them during their employment are our property and they should assign the same to us if we so require.

We, directly or through our subsidiaries, own the copyright to all of the contents of our websites, which include www.cibt.net, www.cibtcorp.com, www.sprottshaw.com, www.modus.ca, and www.tourismti.com. We also own the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.

In addition, we own the following intangible assets, among other, related to our education programs and training services business, directly or indirectly through our subsidiaries:

  licenses;

  affiliation agreements;

  recruiting agent agreements; and

  course curriculum.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

Operations of IRIX

We own a 51% interest in IRIX which was founded on October 5, 1994 under the laws of British Columbia, Canada and operates two subsidiaries, IRIX Design Group Inc. (California) and IRIX Design (Hong Kong) Company Ltd. It is a full service agency offering one-stop-shop graphic design, marketing and advertising services. In 1999, IRIX expanded into the U.S. market servicing financial institutions, largely in California. In 2000, a subsidiary of IRIX, IRIX Design (Hong Kong) Company Ltd. was set up in Hong Kong to service clients in Hong Kong.

Products and Services

IRIX provides graphic design, advertising and multi-media services in Canada, the U.S. and Hong Kong. Its client base includes businesses engaged in the banking, financial, insurance, securities, realty and e-marketing sectors. Some of IRIX’s services include:

  corporate identity development

  advertising campaigns

  television commercials

  printing services

  marketing support

  website development

  web application development

  internet advertising

  online marketing

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through marketing of a defined image. IRIX focuses its marketing efforts on targeting clients in the following industries:

  Real estate

  Banking and Financial Services

  Retail and Consumer Products

  Food and Beverage Products

  Manufacturing

Markets

IRIX’s geographical markets are summarized as follows:

Market	Percentage of Overall Revenues (%)	Percentage of Overall Clients (%)	Type of Major Clients
U.S. (mostly in California)	20	35	Financial institutions
Canada (mostly in Vancouver)	75	60	Real estate
Hong Kong	5	5	Goods providers, food and beverage manufacturers, and government agencies.

IRIX presently concentrates on marketing and offering products and services to Vancouver real estate businesses.

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

See “Key Information – Risk Factors” or additional risks and uncertainties relating to the business of IRIX.

Competition

IRIX faces competition from a wide range of companies. The advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of these competitors have substantially greater financial and other resources. Aggressive price competition from existing or future competitors could result in the need to reduce prices or increase spending and could result in a decrease in revenues and profitability of IRIX.

Competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong. Other advertising and graphic firms, who compete in the real estate market, include Traction Creative Communications and Fleming Creative Group.

Employees

IRIX has a total of 18 employees working in its Vancouver office. IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by personnel in the Vancouver office.

Office

IRIX shares a leased office space in Vancouver with us, occupying 1,526 square feet at a cost of approximately $38,151 per year. IRIX does not own any real property.

Intellectual Property

IRIX owns the copyright to all of the contents of its website, www.irix-design.com.

C.	Organizational Structure

We operate through three principal subsidiaries: CIBT, Sprott-Shaw and IRIX. The following provides certain information relating to our subsidiaries:

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

A chart of our organizational structure follows:

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

7. CIBT Weifang Education Management Inc., which is wholly-owned by CIBT, was incorporated in Weifang, China on December 22, 2002.

8. As part of CIBT’s acquisition of Tourism Training Institute in 2008, its China operations were integrated into operations of Beijing Fenghua Education Consulting Ltd., and its Canadian operations -were integrated into the operations of Sprott-Shaw Community College.

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

We currently rent our principal corporate office at 777 West Broadway, Suite 1200, Vancouver, British Columbia, Canada, V5Z 4J7. The office is comprised of 3,526 square feet of office space for which we pay annual rent of approximately $88,152. Our rental agreement has a 60 month term from November 1, 2009 to October 31, 2014 pursuant to which we will pay annual rent of $88,152 for the first 3 years, increasing to $91,680 per year for the last two years. We currently use about 2,000 square feet of the available office space, and record rent expenses of approximately $50,001 per year. The remaining 1,526 square feet is used by IRIX. IRIX will pay approximately $38,151 in annual rent expenses for the first three years, increasing to $39,678 per year for the last two years, under our current rent agreement.

Sprott- Shaw currently rents a corporate office at Suite 200, 1405 Broadway Street, Port Coquitlam, British Columbia, Canada, V3C 6L6. The office is comprised of 8,038 square feet of office space for which it pays annual rent of approximately $83,418. The rental agreement has an 82 month term from July 2009 to April 2016.

We do not presently own any real property. The lease holdings of CIBT, Sprott-Shaw and the CIBT centres are described below.

CIBT

Information relating to CIBT’s leases in China is as follows:

Name of Campus or Office	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
CIBT Wyotech Automotive Institute	CIBT Wyotech Automotive Institute, Weifang, China`	43,000, classroom facility	2011	$49,000
Beijing University of Technology Campus	Beijing University of Technology Chaoyang District & Guanzhuang District, Beijing, China	Approximately 35,000, classroom facility	2012	15% of revenues generated from Beijing University of Technology campus
Shuanglong CIBT Campus	Shuanglong CIBT Campus Chaoyang District, Beijing, China	107,000, including 67,000 classroom facility and 40,000 office space	2012	From 6% to 18% of revenues generated from Shuanglong CIBT campus according to different programs
CIBT Beihai International College	CIBT Beihai International College Weifang University, Weifang, China	20,000, classroom facility	2014	We paid a flat fee of 50% of revenues to Weifang University for educational service provider’s costs including the rent for this facility. We are not obliged to pay any additional costs for this facility until 2014 when the agreement will be renegotiated.

Information relating to Sprott-Shaw’s leases in Canada is as follows:

Name of Campus	Facility Location	Size and Type (square feet)	Expiration Date	Annual Lease Commitment
Port Coquitlam Head Office	Port Coquitlam	4,750	January 2011	$52,250
Abbotsford	Abbotsford	4,800	June 2011	$67,000
Burnaby	Burnaby	2,123	August 2011	$25,476
Career Coaching	Surrey	1,917	October 2010	$24,921
Duncan	Duncan	3,700	Lease contract being renegotiated	$58,800
East Vancouver	East Vancouver	4,935	November 2011	$57,986
Kamloops	Kamloops	5,518	October 2013	$99,324
Kelowna	Kelowna	7,173	May 2012	$65,540
Maple Ridge	Maple Ridge	4,031	Lease contract being re-negotiated	$32,248
New Westminster	New Westminster	7,448	May 2012	$93,100
Penticton	Penticton	3,840	Lease contract being re-negotiated	$42,240
Prince George	Prince George	7,290	Lease contract being re-negotiated	$76,800
SSILC	Vancouver	5,193	April 2013	$84,000
Surrey	Surrey	6,000	July 2012	$64,200
Vancouver (Downtown)	Vancouver	9,861	September 2012	$128,193
Vernon	Vernon	4,850	February 2010	$48,500
Victoria	Victoria	11,700	June 2013	$146,250

Information relating to leases in respect of the CIBT centers is as follows:

Name of CIBT Center Facility Providers	Duration of CIBT Center Facility Provider Agreements	Termination Provision	Payment Term (Average CIBT Center Facility Provider’s Costs as Percentage of Tuition)
Weifang Commercial School (1)	From August 14, 2007 to August 14, 2022	Renewal to be decided 6 months before expiration	40% of collected revenue
Jinhua Career & Technical College (2)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	40% of collected revenue
Zhangzhou Normal University (3)	CIBT Center still under construction	Renewal to be decided 6 months before expiration	To be determined when CIBT Center construction is completed and operations commence
Far Eastern University (4)	From July 14, 2008 to December 31, 2018	Renewal to be decided 6 months before expiration	10% of “collected revenue” (equal to gross revenue less agent’s commission)
National Cambridge College, South Korea (5)	From June 4, 2009 to June 30, 2014	Renewal to be decided 6 months before expiration	35% of the revenue from tuition fees

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

2.

Established in 1994, Jinhua Career & Technical College (“JCTC”) is a state owned post- secondary vocational college located in Jinhua City, China. Approved by the Ministry of Education in 1998, JCTC is one of the largest vocational institutions in the area with 15,000 students enrolled in 64 programs. By focusing on providing internships into their curricula, JCTC has established industry relationships with over 150 organizations. JCTC has a campus size of over 490 acres, and a faculty base of 735 members.

3.

Zhangzhou Normal University (“ZNU”) was founded in 1963 and is a well-known university in China. It is located in Zhangzhou in the Fujian Province and cover 120 hectares with total floor space of 510,000 square meters. ZNU has 902 full-time professional teachers, including 415 professors and associate professors, and 531 doctorate and masters degree holders. Student enrollment is numbered at 21,619.

4.

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

5.

National Cambridge College (“NCC”) is a language institute working directly with a global network of Canadian and Australian educational institutions including us. Based on its international marketing network, NCC has cooperative relations with over 90 institutions in over 10 countries including Canada, Australia, New Zealand, China, Japan, the United States, and the United Kingdom. NCC offers English training as well as test preparation programs for the International English Language Testing System, an English proficiency exam recognized by a number of educational institutions worldwide, including those of CIBT and Sprott Shaw. NCC is also the only authorized PathWays test center in South Korea.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as at and for the twelve months ended August 31, 2009 and 2008, the two month transition period ended August 31, 2007 and the twelve months ended June 30, 2007 and the notes thereto included in this annual report under Item 18. Our consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. Refer to Note 25 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

On September 1, 2008, we changed our reporting currency from U.S. dollars to Canadian dollars to match our functional currency.

On June 26, 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw, our major subsidiary, and the fiscal year end commonly used in the education industry. As a result, there was a two month stub period in July and August 2007, a discussion of which is included below.

The following discussion and analysis contains certain forward-looking statements relating to, among other things, our plan of operations going forward. Our actual results may differ materially from our expectations set out in these statements due to a number of factors, including the factors set out under “Item 3. Risk Factors”. See “Note Regarding Forward-Looking Statements” at the beginning of this annual report.

Overview

We are a provider of education programs and training services to students through our campuses located primarily in Canada and China and at mini-campuses we have organized within certain institutions in China and other countries. We have also entered into arrangements with other institutions and organizations in China, Canada and other countries, pursuant to which our commitments range from offering our education programs and training services to licensing or developing educational programs for these organizations. See “Information on the Company” for a description of our operations.

We operate our education programs and services business through two subsidiaries: CIBT in China, and Sprott Shaw in Canada. We also hold a 51% interest in a graphic design and advertising company located in Canada, through our subsidiary IRIX.

The table below sets forth selected consolidated financial information for the Company for the periods indicated:

Canadian GAAP
Consolidated Income Statement Data	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008	Two Months Ended August 31, 2007	Twelve Months Ended June 30, 2007
	(Cdn $)	(Cdn $)	(Cdn $)	(Cdn $)
Revenues	44,550,958	31,161,279	1,166,769	9,303,448
Direct costs	16,234,348	12,067,789	547,266	4,587,634
Other expenses	27,568,935	22,558,040	1,152,735	5,839,938
Income (loss) from operations	747,675	(3,464,550)	(533,232)	(1,124,124)
Other income (expenses)	30,676	(1,124,521)	(148,031)	1,729,392
Income (loss) before income taxes	778,351	(4,589,071)	(681,263)	605,268
Income tax provision	(285,241)	(351,432)	(32,508)	(243,684)
Non-controlling interests	(477,103)	(109,155)	65,334	(58,294)
Net income (loss)	16,007	(5,049,678)	(648,437)	303,290
Basic and diluted earnings (loss) per share	0.00	(0.09)	(0.01)	0.01

For the twelve months ended August 31, 2009, we generated aggregate gross revenue of $44,550,958. Sprott-Shaw accounted for $33,659,924 or 76% of gross revenue, while CIBT accounted for $9,576,706 or 21% and IRIX accounted for $1,314,328 or 3% of gross revenue. By industry segment, our education business generated $43,236,630 of our gross revenue (equivalent to 97%), while our design business generated $1,314,328 (equivalent to 3%).

Our net income was $16,007 for fiscal 2009. This compares to a net loss of $5,049,678 for the twelve months ended August 31, 2008.

We had cash of $10,337,128 as of August 31, 2009 compared to $10,932,737 as of August 31, 2008. Our working capital was $584,384 as at August 31, 2009, compared to $175,516 as at August 31, 2008.

As at August 31, 2009, we had total assets of $47,377,951 and an accumulated deficit of $22,506,813. This compares to total assets of $43,817,565 and an accumulated deficit of $21,874,220 as at August 31, 2008.

As of August 31, 2009, we had 64,109,297 shares of common shares issued and outstanding, and outstanding and unexercised options and warrants to purchase a total of 9,461,919 of our common shares.

During fiscal 2010, our plans are to:

  integrate any assets or businesses acquired into our operations;

  build a network of new CIBT centers locations in additional Chinese cities;

  develop our current programs, campuses and CIBT centers locations;

  increase revenues by increasing student enrollment at our CIBT centers locations;

  continue our expansion across China by acquiring Chinese degree granting institutions;

  acquire other state-owned colleges in China and transform them into private business colleges;

  expand the presence of Sprott-Shaw and Tourism Training Institute in the Philippines and establish locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;

  maintain good relationships with the CIBT center location facility providers and educational service providers and Chinese authorities; and

  promote our business and brand.

We had cash and cash equivalents of approximately $10.3 million and working capital of approximately $0.6 million as of August 31, 2009.We estimate that we will need significant additional financing of approximately $10.5 million to carry out our proposed expansion plans for fiscal 2010. We plan to obtain the necessary funds from equity or debt financings, as required. However, there can be no assurance that we will obtain the financing required, or at all. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether. There can be no assurance that we will achieve our plans, or any of them.

Our continued growth will depend on our ability to manage our current operations and carry out our expansion plan. While we expect our expansion plan to generate revenue growth in the longer term, we expect to incur losses in the short-term.

A.	Operating Results

Results of operations for the twelve months ended August 31, 2009 compared to the twelve months ended August 31, 2008

CIBT

Revenues for CIBT during the twelve months ended August 31, 2009 were $9,576,706 compared to $7,997,918 for the twelve months ended August 31, 2008. Revenues during 2009 have grown by 20% from the twelve months ended August 31, 2008. The increase of revenues is attributed to adverse economic conditions as those that have lost their jobs turned to further their education and either upgrade their skills or seek retraining. With the addition of the hotel and tourism training program, additional avenues of revenue were created.

Average tuition revenue per student during 2009 was $3,365 compared to $2,296 during 2008 as more focus was placed on advanced programs. Revenues net of direct costs averaged 54% during the twelve months ended August 31, 2009 compared to 53% in the twelve months ended August 31, 2008. The increase in revenues net of direct costs was contributed to the popularity of advanced programs with higher margins but typically with lower student count.

Sprott-Shaw

Synergies were generated from the exchange of market intelligence, exchange and recruitment of students between CIBT in China and Sprott-Shaw in Canada, and shared resources between the two subsidiaries. Revenues for Sprott-Shaw during this period totaled $33,659,924, and revenues net of direct costs averaged a 67% margin during this period. Average tuition revenue per student during fiscal 2009 was $9,248. The average tuition fee per student in fiscal 2008 was $9,636. This was attributed to the popularity of lower cost programs. Note that only post-acquisition financial results for Sprott-Shaw are included into our fiscal 2008 results. The acquisition of Sprott-Shaw Community College occurred on December 17, 2007.

Net income generated by Sprott-Shaw for the twelve months ended August 31, 2009, amounted to $1,064,312 as compared to a net loss of $246,182 for the twelve months ended August 31, 2008. The increase in net income for fiscal 2009 is attributed to greater enrollment both domestically and internationally, low incremental cost with reasonable increase in class sizes, marginal cost controls and a sharp decrease in amortization. Enrollment in the last year increased by 31% from 3,190 student starts as at August 31, 2008 to 4,206 student starts as at August 31, 2009 due to adverse economic conditions with companies laying off workers and people turning to more education to either progress further in their current career path or to switch into another industry and thus requiring retraining.

IRIX

Revenues for IRIX during the twelve months ended August 31, 2009 were $1,314,328 compared to $1,961,205 for the twelve months ended August 31, 2008. IRIX’s revenues decreased by approximately 33% due to adverse economic conditions in their operating markets as compared to twelve months ended August 31, 2008.

General and Administrative Expenses

The following table compares our general and administrative expenses for the twelve months ended August 31, 2009 to the twelve months ended August 31, 2008 on a consolidated basis (corporate, CIBT, Sprott-Shaw and IRIX).

Selected Financial Information	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008
Advertising	$5,699,158	$4,087,705
Consulting and management fees	$1,230,128	$1,632,939
Office and general	$3,395,149	$2,431,133
Professional fees	$1,544,022	$1,466,510
Rent	$3,019,407	$2,116,207
Salaries and benefits	$9,631,436	$6,517,877

Advertising costs for the year ended August 31, 2009 increased by $1,611,453 compared to the twelve months ended August 31, 2008 as a result of increased marketing efforts by CIBT and Sprott-Shaw due to continued expansion overseas which required additional marketing. Of the $5,699,158 advertising amount, Sprott-Shaw accounted for $5,012,075 of the amount and CIBT accounted for the remainder of $685,385. Sprott-Shaw utilizes television and radio, which costs more than print media, for its marketing campaigns. CIBT utilizes print media and the Internet for its marketing campaigns. Year over year, Sprott-Shaw’s advertising costs increased by $1,563,412 as it expanded its advertising outreach to more television advertisements and signage on public transportation. Also, with its expansion into the Philippines, substantial advertising investments were made to create a larger footprint in newly chartered markets.

Consulting and management fees for the twelve months ended August 31, 2009 decreased by $402,811 from twelve months ended August 31, 2008 due to decreased use by corporate operations of consultants for corporate financing activities and corporate communications activities. Of the total $1,230,128 consulting and management fee amount, Sprott-Shaw accounted for $262,858 thereof, corporate for $871,798 thereof (with $380,000 paid as management fees to management staff) and CIBT accounted for the balance of $36,203. Sprott-Shaw required consultants with specialized knowledge and expertise in developing the various degree granting programs to be delivered by Sprott-Shaw. China engaged consultants with specialized knowledge and expertise in developing course programs.

Office and general expenses for the twelve months ended August 31, 2009 increased by $964,016 from the twelve months ended August 31, 2008 due to expenditures incurred by Sprott-Shaw’s operations. The office and general expenses for Sprott-Shaw and for CIBT each amounted to 3% of the gross revenues generated by the operations of each subsidiary. Office and general expenses for CIBT increased by $5,210,110, which can be attributed to a 15% increase in inflation in China. Note that the twelve months ended August 31, 2008 contains only eight months of operations for Sprott-Shaw while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, Sprott-Shaw’s office and general expenses were $156,670 per month during the twelve months ended August 31, 2009, a slight increase over the $149,072 per month for the twelve months ended August 31, 2008.

Professional fees for the twelve months ended August 31, 2009 increased by $77,512 from the twelve months ended August 31, 2008 as costs such as fees to list on the NYSE Amex and associated legal fees were a one time event. Maintaining our listing and the associated legal fees were substantially lower than the cost of initiating the listing. We also incurred additional professional fees to comply with various regulatory requirements in the U.S., Canada and China, including SOX 404 compliance and valuations and goodwill determinations in connection with various acquisitions completed in 2008.

Rent for the twelve months ended August 31, 2009 increased by $903,200 from the twelve months ended August 31, 2008, the majority of which was attributed to Sprott-Shaw’s operations delivered at multiple campus locations. Note that the twelve months ended August 31, 2008 contains only eight months of Sprott-Shaw’s operations while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, Sprott-Shaw’s rent expenses was $216,355 for the twelve months ended August 31, 2009 and decreased from $226,881 per month for the twelve months ended August 31, 2008.

Of the salaries and benefits expenses of $9,631,436 for the twelve months ended August 31, 2009, Sprott-Shaw accounted for $7,075,274 of the amount (with $1,155,395 being payments for fiscal year end bonuses) and CIBT accounted for the remaining $1,544,804, (with $297,813 in bonuses paid relating to the current fiscal year end).Salaries and benefits for the twelve months ended August 31, 2009 increased by $3,113,559 from $6,517,877 for the twelve months ended August 31, 2008 and were primarily related to Sprott-Shaw’s operations. As Sprott-Shaw’s revenues increased the pay out of bonuses increased accordingly. The increase in salaries and benefits attributable to CIBT are the result of transferring certain management team individuals from corporate payroll as those individuals are stationed in China. CIBT anticipates substantial growth in the next fiscal year and has increased its staffing in preparation for this growth.

Relative Analysis

The following table presents selected financial information for the twelve months ended August 31, 2009 and the twelve months ended August 31, 2008 on a relative basis (as a percentage of revenues). The selected general and administrative expenses are presented on a consolidated basis (corporate, CIBT, SSDC and IRIX).

Selected Financial Information	Twelve Months Ended August 31, 2009	Percentage of Total Revenues	Twelve Months Ended August 31, 2008	Percentage of Total Revenues
Revenues	$44,550,958	-	$31,161,279	-
Advertising	$5,699,158	13%	$4,087,705	13%
Consulting and management fees	$1,230,128	3%	$1,632,938	5%
Office and general	$3,395,149	8%	$2,431,133	8%
Professional fees	$1,544,022	3%	$1,466,510	5%
Rent	$3,019,407	7%	$2,116,207	7%
Salaries and benefits	$9,631,436	22%	$6,517,877	21%

Advertising costs, on a relative basis, are approximately the same for both periods. Salaries and benefits, on a relative basis, are approximately the same for both periods. The increase in salaries and benefits is attributed to an increase in revenues which increased bonus payouts for the year, and the increase in staff in anticipation for future growth. Consulting and management fees decreased due to decreased corporate finance activities and the related consultant costs. Professional fees decreased as listing fees on the NYSE Amex and the related legal costs are one time costs. A large portion of rent is attributed to Sprott-Shaw and its multiple campuses. Note that the twelve months ended August 31, 2008 contains only eight months of Sprott-Shaw’s operations while the twelve months ended August 31, 2009 contains twelve months of operations. Calculated on a monthly basis, Sprott-Shaw’s rent expense was $216,355 for the twelve months ended August 31, 2009 and decreased from $226,881 per month for the twelve months ended August 31, 2008.

Total general and administrative expenses represented 57% of the total gross revenues for the twelve months ended August 31, 2009 which is relatively consistent when compared to the total general and administrative expenses of 62% of the total gross revenues for the fourteen months ended August 31, 2008.

Relative Analysis

The following table presents selected financial information of the consolidated group excluding Sprott-Shaw for the twelve months ended August 31, 2009 and the twelve months ended August 31, 2008 on a relative basis (as a percentage of total revenues). The selected general and administrative expenses and the total gross revenues do not include amounts relating to Sprott-Shaw.

Selected Financial Information (Consolidated Group Excluding Amounts Relating to SSDC)	Twelve Months Ended August 31, 2009	Percentage to Total Revenues	Twelve Months Ended August 31, 2008	Percentage to Total Revenues
Revenues	$10,891,034	-	$10,090,572	-
Advertising	$687,083	6%	$638,701	6%
Consulting and management fees	$967,270	9%	$1,347,607	14%
Office and general	$1,517,508	14%	$1,238,556	13%
Professional fees	$1,227,230	11%	$1,278,501	13%
Rent	$423,152	4%	$301,156	3%
Salaries and benefits	$2,556,162	23%	$1,949,125	19%

Amortization

Amortization of $1,636,761 for the twelve months August 31, 2009 decreased by $224,414 from $1,861,175 for the twelve months ended August 31, 2008. The reason for the decrease is the revision of the life for the amortization of finite life intangible assets that were purchased in the acquisition of Sprott-Shaw’s assets, the acquisition of Tourism Training Institute’s assets and our restructuring of ownership as described in Note 3(a) of the financial statements included herein. The life for the amortization of finite life intangible assets was increased from five to 15 years based on the factors below. Amortization is a non-cash expense and does not affect our cash flow.

(1)	Management’s expectation that the Sprott-Shaw and CIBT businesses will be operated in perpetuity.

(2)	The curriculum of Sprott-Shaw is accredited by the British Columbia Ministry of Advanced Education, and the brands of Sprott-Shaw and CIBT are viewed as having indefinite lives.

(3)	Many of Sprott-Shaw’s students rely on the student loan program facilitated by the federal government of Canada, which requires students to study at accredited institutions with accredited curriculum, and as such there is an implicit requirement for Sprott-Shaw to maintain its curriculum to accredited standards on an annual basis to accommodate students.

(4)	Except as otherwise disclosed herein, there are no legal or contractual obligations that impact the useful life of the curriculum.

(5)	The effect of obsolescence is considered not to be significant as many courses offered by Sprott-Shaw require little updating to remain relevant.

(6)	Sprott-Shaw has significant brand power in the for-profit-secondary education market in British Columbia and demand for post-secondary courses in British Columbia is expected to increase in coming years.

The following summarizes the amortization expense:

	Twelve Months Ended August 31, 2009 ($)	Twelve Months Ended August 31, 2008 ($)
Amortization of property and equipment	1,076,219	692,524
Amortization of intangible assets	560,542	1,168,651
TOTAL	1,636,761	1,861,175

Stock-based Compensation

Stock-based compensation totaled $581,098 for the twelve months ended August 31, 2009, and $1,462,856 for the twelve months ended August 31, 2008. The decreased stock-based compensation in the current fiscal period is a result of substantial decrease of stock option grants to all personnel in 2009 and accumulated compensation expense in connection with the stock option grants during 2007 and 2008 being recognized and recorded in the current fiscal period. The stock-based compensation expense from the stock option grants are being recognized on a straight-line basis over the vesting period of the underlying options. Stock-based compensation represents the estimated fair value of stock options at the grant date.

Restatement

Our audited consolidated financial statements for the twelve month period ended August 31, 2008 have been restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from our December 2007 business combinations involving CIBT and Sprott-Shaw as described in Notes 3 (a) and (b) to the August 31, 2009 consolidated financial statements. The August 31, 2008 purchase price allocations relating to these business combinations were amended. Our previously issued financial statements have been restated to give effect to these amendments as follows:

	August 31, 2008

	As Previously Reported	As Restated	Change
CIBT
Intangible assets subject to amortization	$106,352	$246,352	$140,000
Intangible assets not subject to amortization	1,725,000	3,147,000	1,422,000
Goodwill	2,156,705	985,205	(1,171,500)
Future income tax liability	(439,500)	(830,000)	(390,500)
TOTAL	$3,548,557	$3,548,557	$-

	August 31, 2008

	As Previously Reported	As Restated	Change

Sprott-Shaw
Intangible assets subject to amortization	$5,158,000	$3,275,000	$(1,883,000)
Intangible assets not subject to amortization	4,369,000	5,982,000	1,613,000
Goodwill	2,874,583	3,161,203	286,620
Future income tax liability	(10,160,658)	(10,177,278)	(16,620)
TOTAL	$2,240,925	$2,240,925	$-

This restatement had no significant impact on our prior period results of operations or shareholders’ equity. Accordingly, there has been no restatement of our statement of income (loss) and comprehensive income (loss), statement of accumulated other comprehensive income (loss), statement of deficit and statement of cash flows for the twelve month period ended August 31, 2008.

Results of operations for the twelve months ended August 31, 2008 compared to the twelve months ended June 30, 2007

Total Gross Revenues

For the twelve months ended August 31, 2008, we generated total gross revenues of $31,161,279, as compared to total gross revenues of $9,303,448 for the year ended June 30, 2007. Revenues net of direct costs averaged a 66% margin during the twelve months ended August 31, 2008 compared to 51% for the year ended June 30, 2007. Average tuition revenue generated per student during fiscal 2008 was $9,000, which is comparable to the average tuition revenue per student prior to the acquisition. After acquiring Sprott-Shaw, our enrollment level increased by 3,059 students to 6,479 in 2008 compared to 3,420 students in 2007.

The following table presents selected financial information for the twelve months ended August 31, 2008 and the twelve months ended June 30, 2007 on a relative basis (as a percentage of total gross revenues).

Selected Financial Information	Twelve Months Ended August 31, 2008	Percentage of Gross Revenues	Twelve Months Ended June 30, 2007	Percentage of Gross Revenues
Total gross revenues	$31,161,279	-	$9,303,448	-
Gross educational revenues – CIBT	$7,997,918	26%	$7,017,898	75%
Gross educational revenues – Sprott-Shaw	$21,070,707	68%	-	-
Gross advertising revenues – IRIX	$1,961,205	6%	$1,465,684	16%
General and administrative expenses	$19,234,009	62%	$5,336,459	57%
Net income (loss)	$(5,049,678)	(16%)	303,290	3%

The addition of the revenues by Sprott-Shaw significantly changed our revenue mix during fiscal 2008. Sprott-Shaw has become a major contributor to our consolidated gross revenues and net income.

CIBT

CIBT’s business is seasonal as students generally do not attend class in July and August and CIBT generates little or no revenue during that two month period.

Gross revenues from our education business operated by CIBT during the twelve months ended August 31, 2008 were $7,997,918, compared to gross revenues for the year ended June 30, 2007 of $7,017,898. Gross revenues increased by $980,020 from fiscal 2007 to fiscal 2008. The increase of our gross revenues in our education business was mainly due to an increase in the number of students enrolled and an increase in average tuition revenue per student from $2,275 during fiscal 2007 to $2,296 during fiscal 2008.

CIBT generated net income of $163,105 for the twelve months ended August 31, 2008, compared to a net income of $135,248 for the year ended June 30, 2007.

Gross revenues from CIBT’s education business represented approximately 26% of our consolidated gross revenues for the twelve months ended August 31, 2008, compared to 75% of consolidated gross revenues for the year ended June 30, 2007. In fiscal 2008, we acquired Sprott-Shaw, which generates higher revenues and accounted for a larger proportionate share of our consolidated revenues, resulting in the decrease of CIBT’s approximate share of consolidated revenues from 75% in fiscal 2007 to 26% in fiscal 2008.

Sprott-Shaw

The acquisition of Sprott-Shaw on December 17, 2007 increased our gross revenues generated from educational operations by $22,050,727 from the year ended June 30, 2007 to the twelve months ended August 31, 2008. Sprott-Shaw’s net revenues averaged a 66% margin for the twelve months ended August 31, 2008. Average tuition revenue per student was $9,000 during fiscal 2008.

For the twelve months ended August 31, 2008, Sprott-Shaw generated a net loss of $246,182, which included $1,422,150 of amortization relating to finite life intangible assets that were identified in the purchase price allocation in connection with the acquisition of Sprott-Shaw on December 17, 2007.

July and August are slow periods for the education sector generally as a result of the traditional vacation period for students. Sprott-Shaw generates little or no revenue during these months, which comprise two of the eight months during which Sprott-Shaw has been our subsidiary and for which its earnings are consolidated as part of our 2008 fiscal year.

Since acquiring Sprott-Shaw, we have increased the proportion of international students attending Sprott-Shaw from 2% to 8%. International students generally pay a higher rate of tuition than domestic students.

IRIX

Gross revenues from our design and advertising business via IRIX for the twelve months ended August 31, 2008 were $1,961,205, compared to $1,465,684 for the year ended June 30, 2007. IRIX’s gross revenues in fiscal 2008 increased by $495,521 or approximately 33% over fiscal 2007. Net revenues averaged a 43% margin during the twelve months ended August 31, 2008 compared to a 44% margin for the twelve months ended June 30, 2007.

IRIX incurred a net loss of $59,597 for the twelve months ended August 31, 2008 in comparison to a net loss of $32,523 for the year ended June 30, 2007.

IRIX’s general and administrative costs increased by $267,275 or 40%, to $931,059 in fiscal 2008 from $663,784 in fiscal 2007. However, the proportionate increase in general and administrative expenses was consistent with the proportionate increase in IRIX’s revenues; general and administrative expenses represented 47% of IRIX’s gross revenues in fiscal 2008 and 45% in fiscal 2007.

Gross revenues from our design and advertising business accounted for 6% of our consolidated gross revenues for the twelve months ended August 31, 2008, compared to 16% for the year ended June 30, 2007. The proportionate decrease is due to the acquisition of Sprott-Shaw in fiscal 2008, which substantially increased our consolidated revenues.

Consulting Income

Our gross revenues from our consulting services were $131,449 for the twelve months ended August 31, 2008, compared to $819,866 for the year ended June 30, 2007. Our consulting services consisted primarily of a 24-month management advisory services agreement with SEG entered into during 2005 and 12-month management advisory services agreement with Sun Media Investments Holding Ltd. entered into on November 15, 2006. From September 18, 2005 to December 31, 2007, we recognized the full value (of $1,317,500) of the consulting income derived from these two management advisory services agreements. Of the $1,317,500 in consulting income, $131,449 was earned during the twelve months ended August 31, 2008.

Gross revenues from our consulting services accounted for less than 1% of our consolidated revenues for the twelve months ended August 31, 2008, compared to 9% for the year ended June 30, 2007.

Direct Costs and Net revenues

The following table compares our direct costs for the twelve months ended August 31, 2008 and the twelve months ended June 30, 2007.

Direct Costs	Twelve Months Ended August 31, 2008	Twelve Months Ended June 30, 2007
Educational	10,943,776	3,766,905
Design and Advertising	1,124,013	820,729
Consolidated Direct Costs	$12,067,789	$4,587,634

For the twelve months ended August 31, 2008, our consolidated direct costs were $12,067,789 and resulted in net revenues of $19,093,490 or a margin of 61%, as compared to the year ended June 30, 2007, when our total direct costs were $4,587,634 resulting in net revenues of $4,715,814 or a margin of 51%. The increase in direct costs of $7,480,155 from fiscal 2007 to fiscal 2008 was mainly due to our acquisition of Sprott-Shaw, which accounted for direct costs of $7,200,954 in fiscal 2008. Sprott-Shaw’s net revenues margin in fiscal 2008 was 66%, with net revenues of $13,869,753 from its acquisition on December 17, 2007 to August 31, 2008.

Direct costs of our education business mainly consist of payments to teachers and instructors, and to education service providers for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

Net revenues from our education business accounted for 95% of our consolidated net revenues for the twelve months ended August 31, 2008, compared to 69% of our consolidated net revenues for the year ended June 30, 2007.

This compares to net revenues from our design and advertising business, which accounted for 4% of our consolidated net revenues for the twelve months ended August 31, 2008 and 14% of our consolidated net revenues for the year ended June 30, 2007.

Net revenues from other businesses accounted for less than 1% of our business for the twelve months ended August 31, 2008. It accounted for 17% of our consolidated net revenues for the year ended June 30, 2007.

The increase in consolidated net revenues of $14,377,676 from $4,715,814 in fiscal 2007 to $19,093,490 in fiscal 2008 was primarily due to the acquisition of Sprott-Shaw, which accounted for $13,869,753 of the increase. This compares to an increase in net revenues of $2,296,199 from fiscal 2005 to the year ended June 30, 2007, which was due primarily to our increased education business development and expansion in China. We plan to continue expanding the education businesses of our subsidiaries CIBT and Sprott-Shaw.

We plan to continue expanding the education businesses of our subsidiaries CIBT and Sprott-Shaw.

Expenses

Consolidated Expenses. Our consolidated expenses totaled $22,558,040 for the twelve months ended August 31, 2008, compared to $5,839,938 for the year ended June 30, 2007. The increase of $21,728,997 from fiscal 2007 to fiscal 2008 was primarily due to the expenses of Sprott-Shaw, which accounted for $13,051,816 of the increase, as well as increases in our amortization and stock-based compensation expenses from fiscal 2007 to fiscal 2008, which are discussed below.

The ratio of total expenses to total revenues was 72% for the twelve months ended August 31, 2008, compared to 63% for the year ended June 30, 2007. The reason for the increased expenses was a result of increased administrative expenses from our acquisition of Sprott-Shaw, as well as increases to stock-based compensation expense and to amortization expense.

Amortization. Our amortization expense for the twelve months ended August 31, 2008 was $1,861,175. The amortization expense for fiscal 2008 was significantly higher in comparison to the $290,486 recorded for the year ended June 30, 2007. The reasons for the increase between fiscal 2007 and fiscal 2008 are the acquisition of new property and equipment during the twelve months ended August 31, 20008, the amortization of intangible assets we acquired through our acquisitions of Sprott-Shaw and Tourism Training Institute, the amortization of assets acquired in prior periods, and the amortization of finite life intangible assets that was recognized in fiscal 2008 as part of our ownership restructuring transactions with Shane Corporation.

Our amortization expense was $290,486 for fiscal 2007. Amortization expense accounted for 3% of our total revenues for the year ended June 30, 2007, compared to 6% for the twelve months ended August 31, 2008. Our amortization consisted of amortization of our property and equipment, as well as amortization of intangible assets acquired as result of our acquisition of Sprott-Shaw and Tourism Training Institute in the period of acquisition, including computers, software, furniture and leasehold improvements, agreement and contracts concerning curriculum access and foreign university cooperation agreements.

Stock-based compensation. Stock-based compensation totaled $1,462,856 for the twelve months ended August 31, 2008. The increase in stock-based compensation for fiscal 2008 of $1,249,863 from $212,993 in fiscal 2007 is a result of the compensation expense in connection with the stock option grants during the 2006, 2007 and 2008 calendar years being recognized and recorded in fiscal 2008. The 2006 stock option grants accounted for $264,801, the 2007 stock option grants accounted for $959,727, and the 2008 stock option grants accounted for $238,328 of the $1,462,856 stock-based compensation expense recognized for the twelve months ended August 31, 2008.

The stock-based compensation expense from the stock option grants is being recognized on a straight-line basis over the vesting period of the underlying options. Stock-based compensation represents the estimated fair value of the stock options granted.

General and Administrative Expenses. Our total general and administrative expenses were $19,234,009 for the twelve months ended August 31, 2008. This is an increase of $13,897,550 or 260% from the twelve months ended June 30, 2007 when general and administrative expenses were $5,336,459. General and administrative expenses accounted for 62% of consolidated revenues in fiscal 2008 compared to 57% in fiscal 2007, before we acquired Sprott-Shaw.

The increase in total general and administrative expenses of $13,897,550 from fiscal 2007 to fiscal 2008 was primarily due to increases in our day to day operating costs and marketing and promotion activities as a result of our expansion and acquisitions of other educational businesses, including Sprott-Shaw.

Total general and administrative expenses for CIBT accounted for only 16% of our consolidated general and administrative expenses in fiscal 2008, compared to 49% in fiscal 2007. This decrease is due to our acquisition of Sprott-Shaw in December 2007, which accounted for 60% of total general and administrative expenses in fiscal 2008. IRIX accounted for 5%, and our corporate office accounted for the remaining 19%, of our total general and administrative expenses in fiscal 2008. IRIX accounted for 12% of our total general and administrative expenses in fiscal 2007.

The following is a discussion of certain major expense categories in our general and administrative expenses:

Professional Fees. Our professional fees consisted primarily of legal and auditing fees. Our professional fees were $1,466,510 for the twelve months ended August 31, 2008, compared to $736,078 for the year ended June 30, 2007. Our professional fees increased by $730,432 from fiscal 2007 to fiscal 2008 due to our increased use of specialized experts in the fields of valuation, taxation and internal controls. We had a number of complex matters in fiscal 2008 that required use of these professionals in order to be in compliance with various regulatory requirements in Canada, the U.S. and China. Our professional fees accounted for 5% of our total revenues for the twelve months ended August 31, 2008, compared to 8% of our total revenues for the year ended June 30, 2007.

Consulting and Management Fees. Our consulting and management fees accounted for 5% of our total revenues for the twelve months ended August 31, 2008, compared to 7% of our total revenues for the year ended June 30, 2007. For the twelve months ended August 31, 2008, our consulting and management fees totaled $1,632,939, compared to consulting and management fees totaling $665,883 for the year ended June 30, 2007. The increase of $967,056 or 145% in consulting and management fees from fiscal 2007 to fiscal 2008 was due to our corporate operation’s increased use of consultants for corporate financing and corporate communications activities. Consultants were engaged to assist in the areas of corporate financing, marketing and business expansion in the Asian market. Sprott-Shaw also engaged extra consultants to assist with developing its bachelor degree program, including the development of various degree granting programs to be offered by Sprott-Shaw.

Advertising Costs. Our advertising costs were $4,087,705 for the twelve months ended August 31, 2008, compared to advertising costs of $410,251 for the year ended June 30, 2007. Advertising costs increased substantially from fiscal 2007 to fiscal 2008 as a result of the increased marketing efforts by CIBT and Sprott-Shaw to recruit students for the start of the September 2008 academic year. Sprott-Shaw accounted for a large share of the increase because it utilizes television and radio advertising, which is comparatively more expensive than the print media Internet advertising used by CIBT. Sprott-Shaw’s use of television and radio media allows it to maintain its market share and continue to build brand awareness.

Travel and Promotion Costs. Our travel and promotion costs were $478,006 for the twelve months ended August 31, 2008, compared to $332,280 for the year ended June 30, 2007. Travel costs accounted for 2% of our total revenues for the twelve months ended August 31, 2008, compared to 4% of our total revenues for the year ended June 30, 2007. Travel costs increased by $145,726 or 44% from fiscal 2007 to fiscal 2008 as a result of increased travel for our promotional activities and business expansion activities.

Investor Relations Expenses. Our investor relations expenses were relatively consistent from fiscal 2007 to fiscal 2008. For the twelve months ended August 31, 2008, we incurred investor relations expenses of $120,998, compared to investor relations expenses of $102,429 for the year ended June 30, 2007. Investor relations expenses accounted for less than 1% of our total revenues for fiscal 2008, compared to 1% of our total revenues for the year ended June 30, 2007. Our investor relations expenses consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services.

Salaries and Benefits. Our salaries and benefits totaled $6,517,877 for the twelve months ended August 31, 2008, compared to $1,732,301 for the year ended June 30, 2007. Salaries and benefits accounted for 21% of our total revenues for the twelve months ended August 31, 2008, compared to 19% of our total revenues for the year ended June 30, 2007. The substantial increase in salaries and benefits of $4,785,576 from fiscal 2007 to fiscal 2008 was mainly due to our acquisition of Sprott-Shaw’s operations, as well as year ended bonuses to Sprott-Shaw personnel in Canada and CIBT personnel in China. Year end bonuses were paid during July and August of fiscal 2008.

Office and General Expenses. Our office and general expenses totaled $2,431,133 for the twelve months ended August 31, 2008, compared to $1,115,075 for the year ended June 30, 2007. The increase in our office expenses of $1,316,058 from fiscal 2007 to fiscal 2008 was due to the increased level of our operations and our acquisition of Sprott-Shaw.

Rent. Rent expense totaled $2,116,207 for the twelve months ended August 31, 2008, compared to rent expense of $230,609 for the year ended June 30, 2007. Our rent expense consisted entirely of payments to lease our corporate office and various locations to conduct the operations of our subsidiaries.

Gain (Loss) from Sale of Marketable Securities

Besides revenues generated from our operations, we realized revenues (losses) from the sale of our marketable securities. We generated net investment losses in the amount of $11,906 for the 12 months ended August 31, 2008, compared to net investment gains of $1,669,619 for the year ended June 30, 2007, from buying 240,000 NXMR shares (previously SEG) and reselling 195,000 of those shares in the public equity markets.

Impairment in Value of Marketable Securities

The market value of the NXMR shares as at August 31, 2008 was US$0.03 per share and had decreased by US$0.27 per share from a market value of US$0.30 per share as at June 30, 2007. Our management was of the opinion that the decline in market price was temporary, but as time elapsed and with the current equity market conditions, it became clear that the market price of NXMR would not increase in value. As such, our management has determined that the decline in market price was other-than-temporary and that has been an impairment in value of the NXMR shares. There is accordingly a write-down of $1,364,246 recorded for the twelve months ended August 31, 2008. We held 5,862,824 common shares of NXMR as of August 31, 2008.

Dilution Gain on Issuance of Subsidiary Share Issuances

We recorded a gain on dilution of $2,192,524 as a result of our restructuring of ownership of CIBT in fiscal 2008 pursuant to the share purchase warrant exercise by Shane Corporation which resulted in an initial decrease in our ownership interest of CIBT to 78.1%. For the twelve months ended June 30, 2007 we recognized a gain on dilution of $145,366.

Interest Costs on Long-Term Debt

For the twelve months ended August 31, 2008, we recorded interest costs on our long-term debt obligations of $1,968,882, compared to $151,937 for the twelve months ended June 30, 2007. The interest costs for fiscal 2008 included US$1,809,979 recognized as part of the settlement of a $5,000,000 loan to Shane Corporation through the exercise of 5,361,667 share purchase warrants in CIBT by Shane Corporation.

Net Income

We generated net loss of $5,049,678 for the twelve months ended August 31, 2008, compared to net income of $303,290 for the year ended June 30, 2007. Our net loss in fiscal 2008 is attributable to an increase in our consolidated expenses after our acquisitions as well as the impairment loss on our marketable securities in NXMR shares and stock based compensation and amortization fees.

Our income tax provisions of $321,705 (current) and $29,747 (future) related entirely to taxes incurred by CIBT’s operations in China, which are subject to a statutory tax rate of 25% effective January 1, 2008 (33% previously).

Our net loss per share was $0.09 for the twelve months ended August 31, 2008, compared to per share net income of $0.01 for the year ended June 30, 2007.

CIBT

CIBT generated a net income of $172,120 for the twelve months ended August 31, 2008, compared to a net income of $135,248 for the year ended June 30, 2007.

Sprott-Shaw

Sprott-Shaw incurred a net loss of $246,182 during the eight months since we acquired it on December 17, 2007 to August 31, 2008. Included in this time period are Sprott-Shaw’s low-revenue months, July and August, during which students have a traditional summer vacation resulting in little or no revenues for Sprott-Shaw.

IRIX

IRIX incurred a net loss of $60,947 for the twelve months ended August 31, 2008 compared to a net loss of $32,523 for the year ended June 30, 2007.

Results of operations for the two months ended August 31, 2007, compared to the two months ended August 31, 2006

Total Revenues

Our total revenues increased $418,453 or 56% to $1,166,769 for the two months ended August 31, 2007 from $748,316 for the same period in 2006, mainly due to our marketing strategy for our design and advertising business and further expansion and development of the educational services business sector.

Revenues generated from our educational services operations during the two months ended August 31, 2007 were $625,203 compared to $515,277 for the two months ended August 31, 2006, an increase of 21%. The increase of revenues generated by our educational services business resulted from an increase in student enrollment and expansion of our operations in China. The increase in student enrollment resulted from the opening of new institutes and increases in new programs of study offered by the institutes. Revenues from our educational services business during the two months ended August 31, 2007 represented approximately 54% of our total revenues compared to 69% of total revenues for the two months ended August 31, 2006.

Revenues from our design and advertising business via IRIX during the two months ended August 31, 2007 were $379,670 compared to $148,905 for the same period ended August 31, 2006, an increase of 150%. The increase was primarily a result of increased business from real estate marketing projects and bank promotional campaigns. Revenues from our design and advertising business accounted for 33% of our total revenues for the two months ended August 31, 2007 compared to 20% of our total revenues for the two months ended August 31, 2006.

Our revenues from consulting services increased $77,762 or 92% to $161,896 during the two months ended August 31, 2007 from $84,134 for the two months ended August 31, 2006. Our consulting services consisted primarily of a 24-month management advisory services agreement with SE Global Equities Corp. (“SEG”), our former subsidiary, and a 12-month management advisory services agreement with NextMart Inc. (previously Sun New Media Inc., and formerly SEG).

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

Revenues from our consulting business accounted for 14% of our total revenues for the two months ended August 31, 2007 compared to 11% for the two months ended August 31, 2006.

Direct Costs and Net Revenues

For the two months ended August 31, 2007, our total direct costs were $547,266 resulting in net revenues of $619,503 or 53%. Our total direct costs were $336,457 for the two months ended August 31, 2006 resulting in net revenues of $411,859 or 55%. The increase of $210,809 in direct costs for the two months ended August 31, 2007 compared to the same period in 2006 was mainly due to an increase in student enrollment discussed above, causing an increase in student related costs such as textbooks and teaching costs, and an increase in marketing promotion campaigns. Direct costs of our educational services business mainly consist of payments to teachers and instructors, and to education service providers for curriculum usage. Direct costs of our design and advertising business consist of production materials, printing costs, media costs, and subcontract labor.

Net revenues from our educational services business averaged a 48% margin during the two months ended August 31, 2007, whereas for the same period ended August 31, 2006 the margin was 49%. Net revenues from our educational services business accounted for 48% of our total net revenues for the two months ended August 31, 2007 compared to 61% for the two months ended August 31, 2006.

Net revenues from our design and advertising business via IRIX averaged a 42% margin during the two months ended August 31, 2007, whereas for the two months ended August 31, 2006 the margin was 51%. Net revenues from our design and advertising business accounted for 26% of our total net revenues for the two months ended August 31, 2007 compared to 18% for the two months ended August 31, 2006.

Net revenues from other businesses averaged a same margin of 100% during the two months ended August 31, 2007 and for the two months ended August 31, 2006. Net revenues from other businesses accounted for 26% of our total net revenues for the two months ended August 31, 2007 compared to 20% for the two months ended August 31, 2006.

The increase of $207,644 or 50% in net revenues for the two months ended August 31, 2007 compared to the same period in 2006 was due primarily to our increased educational services business development and expansion in China and our marketing strategy in our design and advertising business. The increased educational services business was mainly due to our marketing strategy and establishment of new institutes. We are planning a more aggressive strategy in marketing our programs and institutes and further expansion of our school network in China and other countries. The increased design and advertising business was primarily a result of increased businesses from real estate marketing projects and bank promotional campaigns.

Expenses

Total Expenses. Our total expenses were $1,152,735 for the two months ended August 31, 2007 compared to $692,080 for the two months ended August 31, 2006. The increase of $460,655 or 67% in total expenses for the two months ended August 31, 2007 compared to the same period in 2006 was mainly due to an increase in our day to day operating costs corresponding to increased business activities.

The ratio of total expenses to total revenues was 99% for the two months ended August 31, 2007 compared to 92% for the two months ended August 31, 2006. The increase of 7% in the ratio of expenses to revenues between these two periods was the result of our expansion of our educational services business in China and thus increased expenses.

Total expenses for CIBT accounted for 50% of our total expenses for the two months ended August 31, 2007 compared to 42% for the two months ended August 31, 2006. Total expenses for IRIX accounted for 11% of our total expenses for the two months ended August 31, 2007 compared to 16% for the two months ended August 31, 2006. Our corporate and other operations are in Canada. Total expenses for our corporate operations by CIBT Education Group accounted for 38% of our total expenses for the two months ended August 31, 2007 compared to 42% for the two months ended August 31, 2006.

Amortization. Our amortization expenses were $49,765 for the two months ended August 31, 2007 compared to $36,402 for the two months ended August 31, 2006, which accounted for 4% and 5% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. The increase in amortization expenses for the two months ended August 31, 2007 was $13,363 or 37%, because of an increase in purchase of assets to be amortized. Our amortization consisted of amortization of our computers, software, furniture and leasehold improvements.

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

Stock-based compensation. Stock-based compensation was $196,013 for the two months ended August 31, 2007 compared to $27,123 for the two months ended August 31, 2006. The increase in stock-based compensation for the two months ended August 31, 2007 compared to the same period in 2006 was $168,890, mainly due to an increase in the amount of stock-based payments in the form of options to our management and fewer consultants hired during 2007. Stock-based compensation represents the estimated fair value of stock options granted to our directors, employees and consultants and has no negative cash impact on us. CIBT and IRIX did not incur any stock-based compensation. All stock-based compensation costs were incurred by CIBT Education Group.

General and Administrative Expenses. Our total general and administrative expenses were $906,957 for the two months ended August 31, 2007 compared to $628,555 for the two months ended August 31, 2006, which accounted for 79% of our total expenses for the two months ended August 31, 2007 and for 91% of our total expenses for the two months ended August 31, 2006. The increase in total general and administrative expenses for the two months ended August 31, 2007 compared to the same period in 2006 was $278,402 or 44%, mostly because of increases in our day to day operating costs and marketing and promotion activities.

Total general and administrative expenses for CIBT accounted for 59% and 42% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Total general and administrative expenses for IRIX accounted for 14% and 16% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Total general and administrative expenses for CIBT Education Group accounted for 59% and 42% of our total general and administrative expenses, respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006.

The following is a discussion of certain major expense categories in our general and administrative expenses:

Professional Fees. Our professional fees consisted primarily of legal and auditing fees. Professional fees for the current period were $15,190 compared to $107,591 for the same period in 2006, which accounted for 1% of our total expenses for the two months ended August 31, 2007 and for 16% of our total expenses for the two months ended August 31, 2006. During the two months ended August 31, 2007 our professional fees significantly decreased by $92,401, because we extensively engaged professionals, in particular lawyers and accountants, for our business expansion activities for the two months ended August 31, 2006.

Consulting and Management Fees. Our consulting and management fees accounted for 8% and 18% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Our consulting and management fees decreased $36,397 to $88,372 for the two months ended August 31, 2007 from $124,769 for the same period in 2006. The decrease in consulting and management fees was mostly due to our use of fewer external consultants during the two months ended August 31, 2007.

Advertising Costs. Our advertising consisted mainly of print advertising and radio advertising in China for CIBT’s courses and programs. Advertising costs for the two months ended August 31, 2007 amounted to $186,675 compared to $58,587 for the two months ended August 31, 2006. The increase of $128,088 in advertising was mainly due to increased marketing activities for CIBT’s programs and courses. Our advertising costs accounted for 16% of our total expenses for the two months ended August 31, 2007 and for 8% of our total expenses for the two months ended August 31, 2006.

Travel Costs. Our travel costs were $43,903 for the two months ended August 31, 2007 and $41,059 for the two months ended August 31, 2006, which accounted for 4% and 6% of our total expenses for those periods.

Investor Relations Expenses. Our investor relations costs of $32,375 were incurred during the two months ended August 31, 2007 compared to $14,528 for the same period in 2006, which accounted for 3% and 2% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. Our expenses from investor relations consisted mainly of staff salaries, production of literature and other marketing materials for us and our subsidiaries, news release dissemination services, and email dissemination services. Costs increased by $17,847 as a result of increased corporate communication activities as we generated more investor awareness during the two months ended August 31, 2007.

Salaries and Benefits. Our salaries and benefits amounted to $284,149 for the two months ended August 31, 2007 compared to $205,286 for the two months ended August 31, 2006, which accounted for 25% and 30% of our total expenses respectively for the two months ended August 31, 2007 and for the two months ended August 31, 2006. The increase of $78,863 in personnel costs was mainly due to a need to hire more employees in our CIBT operations to support the growth of our educational services business in China and increased staff in IRIX to provide specialized technical skill support.

Office and General Expenses. Our office and general expenses were $198,700 for the two months ended August 31, 2007 and $71,735 for the two months ended August 31, 2006, which accounted for 17% and 10% of our total expenses for those periods. The increase of $126,965 in office and general expenses was mainly a result of CIBT entering into two lease agreements during 2007 for premises in China and an increase in our day to day administrative costs corresponding to increased business activities in our education sector, especially for our Beijing operations. Our office and general expenses consist of office maintenance, communication expenses (cellular, internet, fax and telephone), office supplies, courier and postage costs, and bank charges and interest.

Gain (Loss) from Sale of Marketable Securities

Besides revenues generated from our operations, we realized gains (losses) from the sale of our marketable securities. During the two months ended August 31, 2007, we incurred investment losses of $41,648 on share transactions involving shares in NextMart Inc., which trade under the symbol of “NXMR”, in the public equity markets compared to gains of $820,431 for the two months ended August 31, 2006. The NXMR shares were trading at relatively lower market prices during the two months ended August 31, 2007, and as such we chose to remain relatively inactive with our shareholdings and wait for higher market price levels before realizing further gains on our portfolio of NXMR shares.

Net Income

We incurred net loss of $648,437 for the two months ended August 31, 2007. We generated net income of $665,257 for the two months ended August 31, 2006, mainly due to a gain from sale of marketable securities and gain on CIBT’s share issuances and purchases. Due to lower market prices for the NXMR shares during the two months ended August 31, 2007, we chose to remain relatively inactive with our holdings of NXMR shares, which affected our overall net loss position by not realizing significant gains from selling the NXMR shares. For the two months ended August 31, 2007, we incurred losses of $41,648 on the sale of the NXMR marketable securities compared to realized gains of $820,431 on marketable securities for the two months ended August 31, 2006.

Our net loss per share was $0.01 for the two months ended August 31, 2007 and our net income per share was $0.02 for the two months ended August 31, 2006.

CIBT incurred net loss of $331,172 for the two months ended August 31, 2007 compared to net loss of $70,202 for the two months ended August 31, 2006. A portion of the net loss of $331,172 for the period ended August 31, 2007 was due to the interest and amortization associated with the $5 million debenture and warrant financing that was completed in April 2007. IRIX realized net income of $28,474 for the two months ended August 31, 2007 compared to a net loss of $33,426 for the two months ended August 31, 2006.

Investments

At August 31, 2007, we held marketable securities of 5,907,824 common shares representing 7% of NextMart Inc. (previously Sun New Media Inc., and formerly our subsidiary SEG). Accordingly, the investment in NextMart Inc. subsequent to September 18, 2005 has been reported as marketable securities at the lower of cost and fair value. The quoted market value of these shares at August 31, 2007 was $1,772,347. For the two months ended August 31, 2007, we recorded an unrealized loss into other comprehensive income of $420,732.

On July 21, 2005 we sold our subsidiary SEG to Sun Media Investments Holding Ltd. (“SMIH”) under a reverse merger agreement, pursuant to which we became a minority shareholder of SEG. SEG changed its name to NextMart Inc. on May 8, 2007.

Significant Transactions Affecting Our Results

Ownership Restructuring

During the fiscal year ended June 30, 2007, we completed a restructuring of the ownership of CIBT in accordance with the terms of a CIBT $5 million debenture and warrant financing as described below. The result was an increase in our ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

  The settlement of advances from us to CIBT totaling $1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately US$0.93 per share;

  The acquisition of 1,548,678 common shares from treasury of CIBT at approximately US$0.93 per share for total cash consideration of $1,444,214;

  The purchase of 3,813,935 previously issued common shares of CIBT from non- controlling shareholders of CIBT in exchange for the issuance of 4,853,113 of our common shares at a price of approximately US$0.83 per share.

The increase of our ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) was accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of our 23.7% increase in the ownership of CIBT are as follows:

Assets and Liabilities Acquired	Proportionate Share Acquired ($)
Cash and cash equivalents	1,009,236
Accounts receivable	294,736
Prepaids and other current assets	226,022
Property and equipment	247,481
Deferred costs and other	88,661
Intangible assets subject to amortization	161,856
Intangible assets not subject to amortization	3,572,000
Goodwill	1,664,644
Accounts payable	(357,783)
Deferred revenue	(497,302)
Due to related party	(471,676)
Future income tax liability	(910,500)
Non-controlling interest	(167,470)
Net assets acquired equal to purchase price	$4,859,905

During twelve months ended August 31, 2008, we engaged a business valuator to determine the fair values of the assets acquired. The final purchase price allocation is reflected above. The final fair value estimates resulted in an increase in intangible assets subject to amortization of $70,000, an increase in intangible assets not subject to amortization of $3,572,000, a decrease in goodwill of $2,731,500, and an increase in future income tax liabilities of $910,500. The effects of the finalization of the purchase price allocation have been accounted for on a prospective basis.

Debenture

On April 25, 2007, we entered into a securities purchase agreement with Shane Corporation S.à.r.l., a private limited liability company under the laws of the Grand-Duchy of Luxembourg, whereby Shane loaned US$5 million to us and CIBT, our subsidiary, issued a debenture and share purchase warrants to Shane. The debenture of US$5 million was to be due on April 24, 2010 or within six months of CIBT completing a minimum of US$25 million public offering. However, Shane exercised their 5,361,667 share purchase warrants effective December 10, 2007 resulting in proceeds payable to CIBT of US$5 million. CIBT and Shane agreed that it would settle the US$5 million owed to CIBT as consideration in connection with the warrant exercise against the US$5 million CIBT owed to Shane under the debenture agreement. As a result of the debt being paid out prior to maturity, $2,053,901 of interest cost on long-term debt settlement was charged to operations during the twelve months ended August 31, 2008.

The exercise of the share purchase warrants by Shane reduced our ownership in CIBT to 78.1%; accordingly, we recognized a gain on dilution of $2,192,524 during the period. This dilution gain resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to us over the net book value of our proportionate interest diluted in CIBT. The issue of shares increased the proportionate interest of the non-controlling interest shareholders and decreased our proportionate interest.

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

Assets and Liabilities Acquired	Proportionate Share Acquired ($)
Cash and cash equivalents	1,322,162
Accounts receivable	84,313
Prepaids and other current assets	363,889
Property and equipment	270,608
Deferred costs and other	100,119
Due from related parties	949,797
Intangible assets subject to amortization	246,352
Intangible assets not subject to amortization	3,147,000
Goodwill	985,205
Accounts payable	(451,922)
Deferred revenue	(617,923)
Future income tax liability	(830,000)
Non-controlling interest	(125,800)
Net assets acquired equal to purchase price	5,443,800

In March 2009, the purchase price allocation for the acquisitions of CIBT shares on December 10, 2007 was finalized and did not result in significant differences from the preliminary purchase price allocation. However, as a result of more comprehensive valuation work, it was determined that the original purchase price allocation and related fair value assessments, as finalized, was materially misstated and was restated accordingly during the year ended August 31, 2009. The final purchase price allocation is reflected above. The final fair value estimates resulted in an increase in intangible assets subject to amortization of $140,000, an increase in intangible assets not subject to amortization of $1,422,000, a decrease in goodwill of $1,171,500, and an increase in future income tax liabilities of $390,500.

Sprott-Shaw Acquisition

Effective December 17, 2007, we acquired, through Sprott-Shaw, the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools, which allowed us to continue operating Sprott-Shaw’s business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada, and locations in Vietnam, the Philippines and China.

As consideration we paid an initial amount to the vendors of $6,385,446 and incurred transaction costs of $353,030. In addition, $1,000,000 was being held in escrow and for release on December 17, 2008, twelve months after the closing date of December 17, 2007, subject to:

(a) the satisfaction of certain conditions; and

(b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $526,190, being the final adjusted amount to be paid out of escrow, has been included in the purchase price. During the twelve months ended August 31, 2009 SSDC and the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008. This resulted in the purchase price being reduced by $210,899 and a corresponding reduction in the amount of goodwill recorded in the original purchase price allocation.

In addition, we agreed to pay a total of $2,159,000 of further consideration which will be paid upon the achievement of the following milestones by Sprott-Shaw:

(a)	up to $886,333 if the net income of Sprott-Shaw before EBITDA is equal to or exceeds $2,300,000 for the period from September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)	up to a maximum of $886,333 if the EBITDA for Sprott-Shaw is equal to or exceeds $2,300,000 for the period from August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)	up to a maximum of $386,333 if the EBITDA for Sprott-Shaw is equal to or exceeds $2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from August 30, 2008 to August 28, 2009, EBITDA was $4,840,311 and accordingly the additional purchase price payable of $886,333 has been accrued and recorded as an accrued liability as at August 31, 2009 resulting in a corresponding increase in the original amount of goodwill attributed to the business combination.

The acquisition of Sprott-Shaw has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Acquisition of Sprott-Shaw	Fair Value of Assets Acquired ($)
Accounts receivable	5,453,877
Inventory	703,530
Prepaids and other current assets	380,965
Property and equipment	2,371,397
Intangible assets subject to amortization	3,275,000
Intangible assets not subject to
amortization	5,982,000
Goodwill	3,161,203
Bank overdraft	(117,174)
Accounts payable and accrued liabilities	(2,157,135)
Deferred revenue	(10,177,278)
Long term debt and lease obligations	(1,017,542)
Due to related parties	(411,285)
Net assets acquired equal to purchase price	$7,447,558

In March 2009, the purchase price allocation for this acquisition was finalized, which did not result in significant changes to the preliminary purchase price allocation, except that amortization period of certain finite life intangible assets was adjusted to fifteen years as opposed to five years. The change of amortization period was accounted for prospectively.

However, as a result of more comprehensive valuation work, it was determined that the original purchase price allocation and related fair value assessments, as finalized, was materially misstated and was restated accordingly during the year ended August 31, 2009. The final purchase price allocation is reflected above. The final fair value estimates resulted in an decrease in intangible assets subject to amortization of $1,883,000, an increase in intangible assets not subject to amortization of $1,613,000, an increase in goodwill of $286,620, and an increase in deferred revenue of $16,620.

Tourism Training Institute Asset Acquisition

On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute (“TTI”), which allowed us to continue operating TTI’s business consisting of developing and delivering tourism educational systems. TTI is an accredited education institution based in Vancouver, Canada with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses. We paid $201,648 as consideration to the vendors and incurred transaction costs of $19,774.

The acquisition of the TTI’s assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Tourism Training Institute Purchase	Fair Value of Assets Acquired ($)
Accounts receivable	92,268
Property and equipment	24,000
Intangible assets subject to amortization	281,247
Deferred revenue	(176,093)
Net assets acquired equal to purchase price	$ 221,422

Subsequent to the period ended August 31, 2008, the purchase price allocation for the purchase of the assets of TTI on April 30, 2008 was finalized and did not result in significant differences from the preliminary purchase price allocation.

TTI’s operations in Canada have been integrated with those of Sprott-Shaw and its operations in China have been integrated with CIBT’s operations.

Concordia Career College/Modus International Acquisitions

On September 4, 2008, we acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively, “Concordia Career Group”) This acquisition enabled us to continue operating Concordia Group’s business consisting of career and English language schools with a special focus on the Korean, Japanese and Latin American markets.

The integrations of the Concordia Group have been integrated with Sprott-Shaw’s operations in Canada. As consideration the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within that time period.

To date, certain of the targets have not been met and, accordingly, the $150,000 consideration is not payable. However, we are currently in discussions with the vendor about the possibility of paying a prorated amount of the original consideration which will be recorded if and when finalized between the parties.

B.	Liquidity and Capital Resources

Our operations have been financed through internal cash flows, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

The following table is a summary of selected financial information for the periods indicated:

Financial Position	As at August 31,
	2009	2008
	(Cdn $)	(Cdn$)
Cash and cash equivalents	$10,337,128	$10,932,737
Working capital	$584,384	$175,516
Total assets	$47,377,951	$43,817,565
Long-term liabilities	$2,077,154	$1,760,010
Non-controlling interest	$1,198,606	$1,345,067
Shareholders’ equity	$22,671,054	$22,494,807

We had cash of $10,337,128 as of August 31, 2009 compared to $10,932,737 as of August 31, 2008. Our working capital was $584,384 as at August 31, 2009, compared to $175,516 as at August 31, 2008. We expect to continue to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2010. For details of our short-term and long-term contractual obligations, please see “Item 5. Operating and Financial Review and Prospects, F. Tabular Disclosure of Contractual Obligations”.

However, we estimate that we will need significant additional financing of approximately $10.5 million to carry out our proposed expansion plans for fiscal 2010, as described above. We plan to obtain the necessary funds from equity or debt financings, as required. However, there can be no assurance that we will obtain the financing required, or at all. If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether. There can be no assurance that we will achieve our plans, or any of them.

On October 27, 2009, we negotiated a non-brokered private placement to raise $3,000,000 by the issuance of our common shares at a price of $0.70 per share. The financing was undertaken with several purchasers, including institutional investors, in two tranches. Finders’ fees were payable in connection with a portion of the financing.

On November 4, 2009, we closed the first tranche of the non-brokered private placement. Under the first tranche closing, we raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share. We incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.

On November 24, 2009, we closed the second tranche of the non-brokered private placement conducted in Canada. We raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. We incurred a finders’ fee consisting of a cash commission of $108,243 under the second tranche closing. Total proceeds of $3,308,700 were raised in the non-brokered private placement.

Operating Activities

Operating activities in 2009 generated cash of $2,329,895, compared to using cash of $1,488,541 in 2008, primarily due to the acquisition of Sprott-Shaw in December 2007. An increase in accounts receivable used cash of $2,948,057 in 2009, compared to a decrease in accounts receivable providing cash of $1,403,791 in 2008. An increase in prepaid expenses used cash of $1,368,736 in 2009, compared to $687,680 in 2008. A decrease in deferred revenues and fees due to recognition of tuition fees provided cash of $2,875,843 in 2008, compared to an increase in the same using cash of $2,026,794 in 2008.

Investing Activities

Investing activities in 2009 used cash of $1,969,054, primarily as a result of purchases of property and equipment, net assets acquired from other companies and disposal of our controlling interest in Asia Interactive Media Inc. Investing activities used cash of $8,539,114 in 2008, primarily due to the purchase of Sprott-Shaw.

Financing Activities

Financing activities used cash of $943,879 in 2009, primarily in connection with the repurchase of its shares by the Company and the repayment of a loan. From time to time, we acquire are own common shares in the open market pursuant to a Canadian regulatory approved normal course issuer bid which we return to treasury, as described in ”Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. Financing activities provided cash of $5,962,673 in 2008, primarily from the proceeds of share issuances.

Capital Resources

We had cash of $10,337,128 as of August 31, 2009 and our working capital was $584,384. We expect to continue to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2010. We may seek to raise capital in the equity and debt markets to fund our expansion plans, as required. However, there can be no assurance that we will obtain the financing required, or at all. In addition, Sprott-Shaw has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 0.20%. As at August 31, 2009, the demand operating facility was not utilized.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our audited consolidated financial statements for the twelve months ended August 31, 2009 included in this annual report. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the amount assigned to the net assets acquired and assumed liabilities. Our goodwill arose primarily as a result of our acquisition of Sprott Shaw Degree College Corp. (“SSDC”) and as a result of our acquisitions of non-controlling interests in our subsidiary, CIBT School of Business and Technology Corp. (“CIBT”).

Indefinite-lived intangible assets are recorded at fair value on their acquisition date and primarily include regulatory accreditations, a brand (including trademarks) and Chinese university partnership contracts as a result of the SSDC and CIBT acquisitions. We assign indefinite lives to acquired brand (including trademarks), accreditations and Chinese university partnership contracts that we believe have the continued ability to generate cash flows indefinitely; have no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective intangible asset; and when we intend to renew the respective trademarks (and maintain the brand), accreditations or Chinese university partnership contracts and renewal can be accomplished at little cost.

Goodwill and indefinite-lived intangible assets are not amortized, but rather are tested for impairment at least annually, unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective asset below its carrying amount. We perform our annual goodwill and indefinite lived intangible asset impairment tests, if applicable, as at August 31 for each of the Company’s reporting units.

Finite lived intangible assets that are acquired in business combinations are recorded at fair value on their acquisition date and are amortized on a straight-line basis to reflect the economic useful life of the asset. Acquired finite lived intangible assets include curriculum access contracts, curriculum and foreign university cooperation agreements and are amortized straight-line over their useful lives, as set out below.

The amortization period for each intangible asset subject to amortization is as follows:

Agreements and contracts – curriculum access:	3 – 5 years
Internally developed curriculum – acquired:	15 years
Foreign university cooperative agreements and others:	1 – 15 years

The Company’s Reporting Units:

During 2009, there were no changes in the CIBT Reporting Unit or the related goodwill allocations.

During 2009 changes to the SSDC Reporting Unit and related goodwill allocations resulted from (i) SSDC and the Sprott-Shaw business vendor agreeing to a decrease in the original purchase price of $210,899 and (ii) additional purchase price contingent consideration of $866,333 being earned and recorded. The result of these two adjustments was an increase in the SSDC Reporting Unit goodwill of $675,434.

During 2008, there were no changes to the Company’s Reporting Units, except that one new Reporting Unit was added, based on the acquisition of SSDC on December 17, 2007.

There were no changes to the CIBT Reporting Unit during 2008, except that during 2008 a non-controlling interest in this majority-owned subsidiary came into being (on December 10, 2007) and was subsequently reacquired by the Company.

In addition, during 2008, the Company finalized the purchase price allocation related to the March 2007 CIBT reorganization transaction which resulted in a modification of the original estimated amount assigned to goodwill of the CIBT Reporting Unit.

The Company’s goodwill by Reporting Unit was as follows:

	August 31,	August 31,
	2009	2008

CIBT	$	$
	2,287,905	2,287,905
SSDC	4,722,970	4,047,536

Total Goodwill	$	$
	7,010,875	6,335,441

Carrying Values of the indefinite life intangibles by Reporting Units were as follows:

	August 31,	August 31,
	2009	2008

CIBT
Chinese University Agreements	$	$
	5,942,340	5,942,340

SSDC
Sprott-Shaw Brand (including Trademarks Accreditations and Registrations)	3,476,000	3,476,000

	2,506,000	2,506,000

	5,982,000	5,982,000

Total indefinite life intangible assets	$	$
	11,924,340	11,924,340

Asset Impairment Testing

Long-Lived Assets

In accordance with SFAS No.144, “Accounting of Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), we evaluate the carrying amount of our major long-lived assets, including property and equipment and finite-lived intangible assets, whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable. At August 31, 2009 we believe the carrying amounts of our long-lived assets are fully recoverable and no impairment exists.

Goodwill and Indefinite-Lived Intangible Assets

We apply the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires that a two-step impairment test be performed on goodwill. In the first step, the fair value of the reporting unit is compared to the carrying value of its net assets. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired and no further testing is required. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then a second step must be performed in order to determine the implied fair value of the goodwill and compare it to the carrying value of the goodwill. An impairment loss is recognized to the extent the implied fair value of the goodwill is less than the carrying value of the goodwill.

In assessing the fair value of our reporting units, we rely primarily on discounted cash flow analysis, which includes our estimates about the future cash flows of our reporting units that are based on assumptions consistent with our plans to manage the underlying businesses. Our analysis may also include using market-based valuation techniques. To assess the reasonableness of our fair value analysis, when appropriate, we evaluate our results against other measurement indicators, such as comparable company public trading values and values observed in private transactions, if available.

On acquisition, we allocate the goodwill and related assets to our respective reporting units. Refer to Note 23 - Segmented Information of the audited financial statements, for further discussion.

The impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. To determine the fair value of these intangible assets, we use various valuation methods, such as discounted cash flow analysis or the relief from royalty method.

Goodwill and indefinite-lived intangible assets are tested annually for impairment unless events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the respective asset below its carrying amount.

Results of Goodwill Impairment Testing

SSDC Reporting Unit:

A capitalized cash flow analysis was used to estimate the fair value of the SSDC Reporting Unit at August 31, 2009, based on the forecast for the most likely expected course of events for this operation.

The range of discount rates used to capitalize the above-noted discretionary unlevered cash flows was between 21.4% and 23.4% (before the application of 3.0% growth rate). This range incorporated the following inputs, using a buildup model with 0% debt and 100% equity in the weighted average cost of capital discount rates:

CDN Risk-free rate:	3.4%
CDN Equity risk premium:	6.0%

Size premium:	9.0%
Company / industry-specific adjustment:	3.0% to 5.0%

Significant factors considered include the nature of the Sprott-Shaw business, which provides technical and vocational post-secondary diplomas and degree programs. This business, as is typical of many such educational / retraining businesses is expected to produce counter-cyclical results, such that in poor economic times for-profit post-secondary education performs well. Accordingly, the economic downturn that was in process at August 31, 2009 was expected to continue to bode well for the operations.

The resulting fair value of equity, determined in this manner, was compared to the Carrying Value of the reporting unit’s equity to complete the Step 1 test. As the fair value was found to exceed the Carrying Value, the test was determined to be passed, resulting in no requirement to proceed to the Step 2 goodwill impairment test.

The projected growth rate for Sprott-Shaw would need to be greater than approximately negative 4.3% in order to generate a goodwill impairment. This is based on a midpoint discount rate of 22.4%.

CIBT Reporting Unit:

A discounted cash flow analysis was used to estimate the fair value of CIBT’s equity at August 31, 2009, based on the forecast for the most likely expected course of events for this operation.

The midpoint discount rate used to discount the above-noted discretionary unlevered cash flows was 28.0%. This discount rate incorporated the following inputs, using a buildup model with 0% debt and 100% equity in the weighted average cost of capital discount rates:

CDN Risk-free rate:	3.4%
Equity risk premium:	6.0%
Country premium (China):	2.1%
Size premium:	9.0%
Company / industry-specific adjustment:	7.5%

The long-run growth rate applied in the above-noted discounted cash flow was 8.0%, which appeared reasonable in light of various factors, including China’s forecast GDP growth rates and rates of increase in Chinese post-secondary education (as provided by the National Bureau of Statistics of China – the 2007 China Statistical Yearbook).

In the preparation of this test we assumed that the exchange rates in effect at the Valuation Date would remain fixed at those rates in future.

The resulting fair value of equity, determined in this manner, was compared to the Carrying Value of the reporting unit’s equity to complete the Step 1 test. As the fair value was found to exceed the Carrying Value, the test was determined to be passed, resulting in no requirement to proceed to the Step 2 goodwill impairment test.

In order to avoid having a goodwill impairment charge, the terminal growth rate required in conjunction with the CIBT forecast had to be greater than approximately negative 6.0% using the midpoint discount rate of 28.0%.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. IRIX recognizes revenue for service provided on a completed contract basis. Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection. If losses are expected on contracts before substantial completion, full provision is made for such losses. CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction. Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs. SSDC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned. The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based Compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3870, “Stock-based Compensation and Other Stock-based Payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model.

The fair value of the stock-based compensation is determined by using the Black-Scholes option pricing model, with the following weighted average assumptions as to expected life, expected volatility, risk-free interest rates and expected dividend yield.

	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008	Two Months Ended August 31, 2007	Twelve Months Ended June 30, 2007
Weighted average assumptions
Expected life	3.00 years	2.75 years	N/A	5.00 years
Expected volatility	75.0%	44.9%	N/A	67.5%
Risk-free interest rate	1.38%	2.82%	N/A	4.65%
Dividend yield	0.00%	0.00%	N/A	0.00%
Weighted average grant date fair value per option	$ 0.25	$ 0.64	N/A	$ 0.92

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

We have operations and file income tax in several jurisdictions. The global nature of our operations and complexity of tax regulations requires interpretation of tax legislation, assessment of uncertainties and the application of judgement to estimate the amount and timing of estimated income taxes. Tax returns contain matters that could be subject to differing interpretations of applicable tax laws and regulations. The resolution of tax positions through negotiations with relevant tax authorities, or potentially through litigation, can take numerous years to complete. The final taxes paid are dependent upon many factors including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and liabilities. In addition, we have carry-forward tax losses in certain taxing jurisdictions that are available to offset against future taxable. However, we record a valuation allowance against our future income tax assets when we believe, based on all available evidence, that it is not “more likely than not” that all future assets will be realized. Management judgement is exercised in making this assessment.

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

Changes in Accounting Policies

Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 “Capital Disclosures”; (b) Handbook Section 3862 “Financial Instruments – Disclosures”; (c) Handbook Section 3863 “Financial Instruments - Presentation”; and (d) Handbook Section 3031 “Inventories”. The main requirements of these new standards and the resulting financial statement impact are described below. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

(a) Capital Disclosures, Section 1535
This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.

(b) Financial Instruments – Disclosures, Section 3862
The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

(c) Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.

(d) Inventories, Section 3031
Under this standard, which replaces Section 3030, “Inventories”, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the previous guidance of the “lower of cost and market”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements.

Canadian and US GAAP differences

The company is maintaining its accounting records in accordance with general accepted accounting principles ("GAAP") in Canada, with reconciliation to US GAAP for financial reporting purposes. When reconciling the consolidated financial statements to US GAAP, the following differences were included:

  Under Canadian GAAP marketable securities classified as available-for-sale financial instruments were accounted for differently prior to the adoption of CICA
  3855 effective July 1, 2007. The carrying value, previously recognized realized and unrealized gains and losses and impairment loss are different under Canadian and US GAAP.

  Under Canadian GAAP, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period. Under US GAAP such gains and losses should be recorded as capital transactions when the likelihood of realization is uncertain.

Changes in Accounting Policies including Initial Adoption

Accounting pronouncements adopted during the current period

In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments. This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The new standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This new standard provides additional guidance for estimating fair value in accordance with the accounting standard on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The new standard is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of this standard did not have a material effect on the Company’s financial statements.

In May 2009, the FASB issued new accounting standards on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

Future accounting pronouncements not adopted in the current period

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 except as amended by FASB Staff Position (“FSP”) SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-2 allows partial deferral of the effective date of SFAS 157 relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. As of September 1, 2008, the Company adopted SFAS 157, except as it applies to the non-financial assets and non-financial liabilities subject to FSP SFAS 157-2. The Company will adopt the remaining SFAS 157 in the first quarter of fiscal 2010 and does not expect the adoption to have a material impact on the consolidated financial statements and the accompanying notes.

In December 2007, the FASB issued SFAS 141 (Revised) “Business Combinations” which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact SFAS 141 (Revised) will have on the Company’s financial position or results of operations upon adoption.

In December 15, 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact SFAS 160 will have on the Company’s financial position and results of operations upon adoption.

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

In May 2008, the FASB issued FSP Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”). FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company currently does not have any convertible debt instruments and, accordingly, the adoption of FSP 14-1 is not expected to have any impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009. The adoption is not expected to have an impact on the Company’s financial position or results of operations.

Impact of Foreign Currency Exchange Rate Fluctuations

We conduct business primarily in Canada and China, as well as certain other countries. This gives rise to significant exposure to market risks from changes in foreign currency exchange rates, particularly the RMB. Currently, we do not use derivative instruments or other measures to reduce our exposure to foreign currency risk. In addition, we are exposed to restrictions on Chinese currency exchange, which may affect our ability to repatriate profits from China.

Effective September 1, 2008, we changed our reporting currency from United States dollars to Canadian dollars with the Canadian dollar being our functional currency for all periods presented. We believe the Canadian dollar best reflects our most significant operations, being those of Sprott-Shaw, which are conducted primarily in Canadian dollars. We previously used the current rate method to translate all amounts presented to United States dollars. Under the current rate method, all assets and liabilities are translated to Canadian dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity.

Included in the operating results for all relevant periods are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Twelve Months Ended August 31, 2009	Twelve Months Ended August 31, 2008
Foreign exchange gains (losses)	$ 162,537	$ 67,651

Uncertainties of Government Policies

We are subject to extensive regulations in China and there are uncertainties with respect to the Chinese legal system and economic and political policies in China. We manage all risk issues directly. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as in the U.S. or Canada. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or be able to renew our governmental approvals in the future, which may cause us to cease our education business in China. You may lose your entire investment.

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

In addition, there are capital controls in China and China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for “Wholly Owned Foreign Entities”), must be placed in a reserve account. This reserve is capped at 50 percent of our registered capital. To distribute the remainder, you must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation or “SAT” that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange RMB into the desired currency for remission of funds. There is uncertainty as to repatriating this money.

C.	Research and development, Patents and Licenses, etc.

We currently do not, nor have we in the past three years, engaged in any research and development activities.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the latest financial year that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that could cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders.

F.	Tabular Disclosure of Contractual Obligations

As at August 31, 2009, we had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period

	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$ 226,439	$ 182,112	$ 44,327	-	-
Obligations(1)
Capital Lease	$ 389,451	$ 98,231	$ 240,215	$ 51,005	-
Obligations(2)
Operating	$ 4,465,954	$ 1,371,299	$ 2,828,610	$ 253,045	-
Leases(3)
Deferred	$ 15,010,112	$ 15,010,112	-	-	-
Revenues(4)
TOTAL	$ 20,091,956	$ 16,661,754	$ 3,123,152	$ 304,050	-

(1)	Long-term debt obligations relate to term loans and promissory notes.
(2)	Capital lease obligations relate to capitalized leased assets.
(3)	Operating leases relate to leased office and campus premises.

(4)	Deferred revenues relate to deferred tuition fees received and not recognized as revenues until programs and courses are delivered. .

As of August 31, 2009, the remaining principal balance relating to long-term debt was $44,326 (fiscal 2008 - $10,322) and the capital lease obligations totaled $291,220 (fiscal 2008 - $176,143). The current portion of capital lease obligations was $98,231 (fiscal 2008 - $58,543).

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our directors as of the date of this annual report:

Directors:

Name	Age	Appointment or Election Date
Toby Chu 3, 4	47	May 11, 1994
Tony David [2]	68	July 28, 1998
David Richardson 2, 3, 4	55	August 12, 1999
Troy Rice [3]	46	October 28, 2005
David Hsu 1, 2, 4	66	February 27, 2006
Jack Brozman [1]	59	December 19, 2007
David Warnock 2, 4	51	December 19, 2007
Shane Weir1, 3	55	December 12, 2008

1. Member of our audit committee
2. Member of our compensation committee
3. Member of our corporate governance committee
4. Member of executive committee

Officers:

As of the date of this annual report, the following persons are our senior officers:

Name	Age	Titles	Appointment Date
Toby Chu	47	President, Chief Executive Officer and Vice Chairman	May 11, 1994
Tim Leong	47	Secretary Chief Financial Officer	May 24, 1996

Description of Experience of our Directors and Senior Officers:

Toby Chu, Director, Vice Chairman, President and Chief Executive Officer

Toby Chu has been a director, President and Chief Executive Officer of CIBT Education Group since 1994. Toby Chu is also a director, President and Chief Executive Officer of CIBT and a director of IRIX. In 1999, Mr. Chu founded SE Global Equities Corp., a former subsidiary of CIBT Education Group in the business of providing financial services and investment advice to private investors and companies. From 1995 to 1996 Toby Chu worked as a senior manager at Central Foods, Inc., a company in the business of food distribution. Mr. Chu has a diploma in business administration from Vancouver Community College in Vancouver, Canada.

Tim Leong, Chief Financial Officer and Senior Vice President

Mr. Leong has been our Chief Financial Officer and Senior Vice President since 1995. He is also the Chief Financial Officer and Secretary of CIBT. Prior to joining our company, Mr. Leong worked as Senior Manager at Dyke & Howard, Chartered Accountants from 1990 to1994 and as an auditor at Price Waterhouse Chartered Accountants from 1986 to 1990. Mr. Leong has a bachelor degree from Simon Fraser University in British Columbia, Canada, and he is a Charted Accountant in British Columbia.

Tony Haskell David, Director

Mr. David has been a director of CIBT Education Group since 1998. From 1979 to present Mr. David has been self employed as an oral maxillofacial surgeon. He is a member of the Canadian Association of Oral and Maxillofacial Surgeons, the BC Association of Oral and Maxillofacial Surgeons, and the College of Dental Surgeons. Mr. David has a Master of Science degree in Physiology from the University of Oregon, and a Doctorate in Dental Medicine from the Washington University School in Dental Medicine in St. Louis, Missouri.

David George Richardson, Director

Mr. Richardson has been a director of CIBT Education Group since 1999. From 1997 to present, Mr. Richardson has been employed as President of Octaform Systems, a company involved in manufacturing concrete forming systems for use in construction, and as President of Investor First Financial Inc., a financial services company. Mr. Richardson is also a director of Kodiak Exploration Limited (TSX-V: KXL), a mineral exploration company. Mr. Richardson has a Bachelor of Commerce degree from the University of Manitoba.

Troy Rice, Director

Mr. Rice was appointed a director of CIBT Education Group in 2005. He is also a director and the Chief Operating Officer of CIBT. From 2002 to 2005, Mr. Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair educational facility. From 2001 to 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A (NYSE: FIX). Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a CPA in the state of Arizona.

David Hsu, Director

Mr. Hsu was appointed a director of CIBT Education Group in 2006. He is also a director of CIBT. Currently Mr. Hsu is also a co-founder, director and president of MedicineNet, Inc., an internet business that provides medical information online, and has held these positions since 1996. Mr. Hsu was also one of the founders of Multi-Fineline Electronix, Inc., a NASDAQ-listed company (MFLX), and served as a director since its inception in 1984 to 2004. From 2000 to 2003, Mr. Hsu served as a director of i-Cable Inc. (NASD: ICAB), a provider of telecommunication services in Hong Kong. From 1980 to 2004, Mr. Hsu served as an associate professor and clinical faculty member at the Medical School of the University of California. From 1977 to 2004, Mr. Hsu operated a private practice in gastroenterology in California. Mr. Hsu obtained a Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987.

Jack Brozman, Director

Mr. Brozman was appointed as a director of CIBT Education Group Inc. in 2007. He was the Chief Executive Officer of Concorde Career Colleges, Inc., which is in the business of operating vocational healthy care trainings institute in the United States, from 1991 until 2007. Mr. Brozman has been the Chairman of the Board at First State Bank of Kansas City since 1994. He also served as the Chairman of Lawrence Bank, in Lawrence, Kansas from 2000 to 2006. He is the chairman of the board of directors of La Petite Academy, an American company providing services in child care and pre-school education, a position he has held since 1991. He received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974.

David Warnock, Director

Mr. Warnock was appointed a director of CIBT Education Group Inc. in 2007. Currently he is a partner with Camden Partners Holdings, LLC, a private equity fund he co-founded in 1995. Mr. Warnock worked as an investment manager from 1983 to 1995 at T. Rowe Price Associates. Mr. Warnock graduated with a Bachelor of Arts Degree from the University of Delaware and a Masters of Science in Finance from the University of Wisconsin. Mr. Warnock is also certified as a Chartered Financial Analyst.

Shane Weir, Director

Mr. Weir has been a director of CIBT Education Group Inc. since 2008. Mr. Weir became a solicitor, barrister and notary public in Canada in 1978. He was admitted to the bars in England and Wales and in Hong Kong as a solicitor in 1992. He works as a partner at the law firm Weir & Associates in Hong Kong, a firm he organized in 1985. From 1989 to 1992, Mr. Weir was director of L&D Property Limited, a real estate brokerage firm in Hong Kong. He has lectured in both Canada and Hong Kong at the university level. Mr. Weir is also a registered investment advisor and is a director of Asia Pacific Investment Advisors Ltd., an investment management firm in Hong Kong.

Other Directorships Currently Held

The following directors hold directorships in other public companies as set out below:

Name of Director	Other directorship	Company
David Richardson	Director	Kodiak Exploration Ltd.
David Warnock	Director	Camden Learning Corp. New Horizons Worldwide Inc. Nobel Learning Communities Inc. Questar Assessment Inc.
Shane Weir	Director	Asia Pacific Investment Advisors Limited e-Kong Group Limited

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

Arrangement or Understandings Concerning Directors or Senior Management

Pursuant to a Stockholders Voting Agreement dated December 10, 2007 between Tim Leong, Toby Chu, Concordia Financial Management Corp. (a company controlled by Toby Chu), Shane Corporation S.a.r.l. and us, Toby Chu, Timothy Leung and Concordia agreed to vote their shares so as to elect as directors two individuals designated by Shane Corp., being David Warnock and Jack Brozman. Each of the parties disclaims beneficial ownership of the shares referred to in the Voting Agreement, with the exclusion of the shares over which each party has sole dispositive power.

B.	Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for our directors and senior officers for the twelve months ended August 31, 2009.

Summary Compensation Table

Name	Year (1)	Salary C$	Bonus C$	Stock Awards (#)	Option Awards (#)	Non-Equity Incentive Plan Compensation (#)	Nonqualified Deferred Compensation Earnings C$	Total C$
Toby Chu (2)	2009	180,000	300,000	-	-	110,000 options (3)	-	480,000
Tim Leong (4)	2009	96,000	-	-	-	20,000 options (3)	-	96,000
Troy Rice (5)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
Tony David (6)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
David Richardson (7)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
David Warnock (8)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
Jack Brozman (9)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
Shane Weir (10)	2009	11,779 (13)	-	-	-	50,000 options (14)	-	11,779
David Hsu (11)	2009	11,779 (13)	-	-	-	10,000 options (14)	-	11,779
Prithep Sosothikul (12)	2009	-	-	-	-	-	-	-
Alfred Ng (12)	2009	-	-	-	-	-	-	-

1.	“2009” denotes for the fiscal year 2009 from September 1, 2008 to August 31, 2009.

2.	Toby Chu is the President, Chief Executive Officer and a director of CIBT Education Group and CIBT, and a director and secretary of IRIX.

3.

In 2009, options to purchase up to 100,000 common shares of CIBT Education Group Inc. were granted to Toby Chu and up to 10,000 common shares were granted to Concordia Financial Management Corp., a company controlled by Mr. Chu. These options are exercisable at a price of $0.51 per share until January 31, 2012. In addition, options to purchase up to 20,000 shares at an exercise price of $2.00 per share were issued to Tim Leong.

4.	Tim Leong is Chief Financial Officer, Senior Vice President, and secretary of CIBT Education Group and CIBT.

5.	Troy Rice is a director of CIBT Education Group and CIBT and was previously Chief Operating Officer of CIBT.

6.	Tony David is a director of CIBT Education Group.

7.	David Richardson is a director of CIBT Education Group.

8.	David Warnock is a director of CIBT Education Group.

9.	Jack Brozman is a director of CIBT Education Group.

10.	Shane Weir is a director of CIBT Education Group.

11.	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.

12.	Prithep Sosothikul and Alfred Ng ceased to be directors on December 12, 2008.

13.	Directors received compensation of US$10,000 for their services as directors in fiscal 2009 which was converted to Canadian dollars at the average rate of exchange for the period of US$1 = C$1.11779.

14.

Directors received compensation of 10,000 options to purchase up to 10,000 common shares of CIBT Education Group. Shane Weir was granted 50,000 options to purchase up to 50,000 common shares of CIBT Education Group.

Director and Officer Stock Option/Stock Appreciation Rights (“SARs”) Grants in 2009

On December 12, 2008, our shareholders approved a “rolling” stock option plan (the “Current Plan”) whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in our share capital and benefit from our growth.

The Current Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSX Venture Exchange and the NYSE Amex. The Current Plan also provides that no option may be granted to any person except upon the recommendation of our directors, and only our directors, officers, employees and consultants or those of our subsidiaries or affiliates may receive options. Options granted under the Current Plan may not be exercisable for a period longer than ten years and the exercise price must be paid in full upon exercise of the option.

No single participant in the Current Plan may be granted options to purchase common shares equaling more than 5% of the then issued common shares of our share capital in any one 12-month period unless disinterested shareholder approval has been obtained (such approval has not been sought). Options shall not be granted if the exercise price thereof would result in the issuance of more than 2% of our issued common shares in any 12-month period to any one period to any one consultant of the company or its subsidiaries or affiliates and options shall not be granted if the exercise thereof would result in the issuance of more than 2% of our issued common shares in any 12-month period to persons employed to provide investor relations activities. Subject to obtaining any required approval from the TSX Venture Exchange and the NYSE Amex, our directors shall determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist. Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12-months with no more than one quarter of the options vesting in any 3-month period.

As at August 31, 2009, the following number of stock options were held by our directors and officers:

Name	Number of common shares underlying options/SARs held	Exercise or base price ($/Share)	Expiration date
Toby Chu	100,000 80,000 200,000 (1) 10,000 (1) 100,000 (1)	C$1.53 C$2.00 C$0.58 C$2.00 C$1.53	June 21, 2010 Mach 19, 2011 February 19, 2011 March 19, 2011 June 21, 2012
Tim Leong	150,000 20,000 50,000	C$0.58 C$2.00 C$1.53	February 19, 2011 March 19, 2011 June 21, 2012
Troy Rice	100,000 10,000 10,000 100,000	C$0.58 C$2.00 C$0.51 C$1.53	February 19, 2011 March 19, 2011 January 21, 2012 June 21, 2012
Tony David	25,000 25,000 10,000 10,000 20,000	C$0.50 C$0.58 C$2.00 C$0.51 C$1.53	December 15, 2009 February 19, 2011 March 19, 2011 January 21, 2012 June 21, 2012
David Richardson	50,000 50,000 10,000 10,000 100,000	C$0.50 C$0.58 C$2.00 C$0.51 C$1.53	December 15, 2009 February 19, 2011 March 19, 2011 January 21, 2012 June 21, 2012
Prithep Sosothikul (2)	25,000 10,000 10,000 10,000	C$0.50 C$0.58 C$2.00 C$1.53	December 15, 2009 February 19, 2011 March 19, 2011 June 21, 2012

Alfred Ng (2)	50,000 25,000 10,000 20,000	C$0.50 C$0.58 C$2.00 C$1.53	December 15, 2009 February 19, 2011 March 19, 2011 June 21, 2012
David Hsu	100,000 10,000 10,000 100,000	C$0.58 C$2.00 C$0.51 C$1.53	February 19, 2011 March 19, 2011 January 21, 2012 June 21, 2012
David Warnock	50,000 10,000	C$2.00 C$0.51	March 19, 2011 January 21, 2012
Jack Brozman	50,000 10,000	C$2.00 C$0.51	March 19, 2011 January 21, 2012
Shane Weir	50,000	C$0.51	January 21, 2012

(1)	Held by Concordia Financial Management Corp. over which Mr. Chu exercises control
(2)	Mr. Ng and Mr. Sosothikul ceased to be directors on December 12, 2008.

Shareholders approved an incentive stock option plan for grants occurring in 2010 at the December 18, 2009 annual meeting. The plan is subject to approval being granted by the NYSE Amex. The TSX Venture Exchange approved the 2010 stock plan on January 21, 2010. A copy of the 2010 stock option plan is filed as an exhibit hereto.

Employment Agreements

The services of Toby Chu, our president, chief executive officer and vice-chairman, are provided pursuant to an agreement which may be terminated by Mr. Chu upon 90 days notice. The agreement may be terminated by us upon six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing due to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with us. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events. During the most recently completed financial year, Mr. Chu was paid approximately $15,000 per month pursuant to his employment agreement.

We do not have a written employment agreement with Tim Leong. We have agreed with Tim Leong to pay him approximately C$96,000 annually as compensation for his services.

C.	Board Practices

Our Board of Directors consists of eight members, the terms of which expire at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote. Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the Board of Directors. Officers are appointed by the directors subsequent to the annual general meeting of shareholders.

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

We have established four committees under the Board of Directors: the audit committee, the compensation committee, the corporate governance committee, and the executive committee.

Audit Committee

We are required by the Business Corporations Act (British Columbia) to have an audit committee comprised of at least three directors, the majority of whom must not be our officers or employees or officers or employees of our an affiliate of us. Pursuant to National Instrument 52-110 in Canada, we have adopted a written charter setting out the duties and responsibilities of our audit committee.

The primary purpose of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its responsibility to oversee management's conduct of our financial reporting process. This includes oversight and review of the following:

  financial reporting and the accounting system,

  our systems of internal accounting and financial controls, and the annual independent audit of our financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all of our books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent our shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Membership

The members of our audit committee are as follows, with Jack Brozman acting as chairman:

David Hsu	Independent1	Financially literate1
Jack Brozman	Independent1	Financially literate1
Shane Weir	Independent1	Financially literate1

1    As defined in National Instrument 52-110 Audit Committees, which sets out the requirement governing audit committees in Canada.

Corporate Governance Committee

The corporate governance committee assists the Board in fulfilling its oversight responsibilities relating to our governance and our relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice, David Richardson (chair) and Shane Weir. The committee’s role includes developing and monitoring the effectiveness of our system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board and its committees. The committee is responsible for recommending to the Board a set of corporate governance principles and reviewing these principles.

Compensation Committee

We have a separate compensation committee. The members are Tony David, David Richardson, David Warnock and David Hsu (chair). All compensation of our officers and Board members shall be approved by a majority of the independent directors. All of the compensation committee members are independent directors, except for David Hsu who, although he is a non-executive chairman of us, is considered not to be independent under Canadian securities laws because of his position as chairman, as provided in National Instrument 58-101 Disclosure of Corporation Governance Practices.

The compensation committee has the responsibility of determining the compensation of our chief executive officer and other executive officers and does so with reference to industry standards and our financial situation. The compensation committee also reviews and makes recommendations to the Board regarding our grant of stock options. The compensation committee has adopted a charter which sets out its duties and responsibilities.

Executive Committee

The executive committee was formed in order to provide for expeditious decision making by the Board. The members of the executive committee are Toby Chu (chair), David Hsu, David Richardson and David Warnock. This committee has the same authority as the Board, except the ability to appoint new directors.

Compensation of Directors

See the table provided under “Item 6.B Directors, Senior Officers and Employees –Compensation”.

D.	Employees

As of the date of this annual report, we engage the following number of people as full-time employees:

	CIBT Education Group Vancouver	CIBT Vancouver	CIBT China	IRIX Vancouver	Sprott- Shaw	Total
Executive	4		2	2	5	13
Administrative	3				38	41
Management		2	25	1	24	52
Operations			72	8	47	127
Teachers			29		220	249
Total	7	2	126	11	334	480

During fiscal 2007, 2008 and 2009, we had a total of 133, 308 and 480 full-time employees. The increase from fiscal 2007 is due to the acquisition of Sprott-Shaw in December 2007.

As of the date of this annual report, we employed approximately 100 part-time teachers in China and 171 part-time teachers in Canada.

E.	Share Ownership

The following table sets forth the ownership information concerning the number of shares of common stock owned beneficially as of February 25, 2010 by: (i) each of our directors and officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

As of February 25, 2010 there were 69,226,011 common shares issued and outstanding.

The number of shares described below includes shares which the beneficial owner described has the right to acquire as specified in the notes below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Jack Brozman	210,000 (1)	(2)
Toby Chu	3,877,842 (3)	5.6
Tony David	877,842 (4)	1.3
David Hsu	4,582,087 (5)	6.6
Tim Leong	908,863 (6)	1.3
Troy Rice	661,000 (7)	1.0
David Richardson	3,305,438 (8)	4.8
David Warnock	60,000 (9)	(2)
Shane Weir	50,000 (10)	(2)

All Officers and Directors as a Group	14,533,072	20.2

1.

Jack Brozman is our director. His security holdings include 100,000 common shares of CIBT Education Group; options to purchase 50,000 common shares of  CIBT Education Group at an exercise price of C$2.00 per share until March 19, 2011; and options to purchase 10,000 common shares of CIBT Education Group at an exercise price of C$0.51 per share until January 21, 2012.

2.	Less than 1%.

3.

Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. These shareholdings Toby Chu’s direct holdings of 313,400 common shares and the following options to purchase: (a) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2010; (b) 80,000 common shares at an exercise price of C$2.00 per share until March 19, 2011. The grant dates of these options were (a) June 22, 2007; and (b) March 20, 2008. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 2,9,62,979 common shares of CIBT Education Group and options to purchase 200,000 common shares at approximately C$0.58 per share until February 19, 2011; 10,000 common shares at C$2.00 per share until March 19, 2011; and 100,000 common shares at C$1.53 per share until June 21, 2012.

4.

Tony David is our director. His shareholdings include 55,000 common shares in his name. Mr. David also holds options to purchase common shares of CIBT Education Group as follows: (a) 25,000 common shares at an exercise price of C$0.50 per share until December 15, 2009; (b) 25,000 common shares at an exercise price of C$0.58 until February 19, 2011; (c) 10,000 common shares at an exercise price of C$2.00 per share until March 19, 2011; and (d) 20,000 common shares until June 21, 2012 at an exercise price of C$1.53 per share. Tony David also has voting and investment control over H Tony David Holdings Ltd., a company that holds 742,842 common shares of CIBT Education Group.

5.

David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 477,100 common shares in his own name; and (a) options to purchase 100,000 common shares at approximately C$0.58 per share until February 19, 2011; (b) options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and (c) options to purchase 100,000 common shares at approximately C$1.53 per share until June 21, 2012. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,907,213 common shares; warrants to purchase 25,000 common shares at C$2.25 per share until November 27, 2009; and warrants to purchase 392,334 common shares at C$0.80 per share until February 13, 2010. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

6.

Tim Leong is Chief Financial Officer, Senior Vice President and secretary of us and CIBT. His shareholdings include 688,863 common shares and options to purchase options to purchase 150,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 20,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 50,000 common shares at C$1.53 per share until June 21, 2012.

7.

Troy Rice is a director of CIBT Education Group. His shareholdings include 440,200 common shares of CIBT Education Group; options to purchase 100,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012.

8.

David Richardson is a director of CIBT Education Group. His shareholdings include options to purchase 50,000 common shares at C$0.50 per share until December 15, 2009; options to purchase 50,000 common shares at C$0.58 per share until February 19, 2011; options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; option to purchase 10,000 common shares at C$0.51 per share until January 21, 2010; and options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012. David Richardson also has voting and investment control over Countryman
Investments Ltd., which holds warrants to purchase 137,500 common shares at an exercise price of C$2.25 per share until November 27, 2009; and 2,997,938 common shares held by Countryman Investments Ltd., a company over which David Richardson has voting and investment control.

9.

David Warnock is a director of CIBT Education Group. He holds options to purchase 50,000 common shares of CIBT Education Group, exercisable at C$2.00 per share until March 19, 2011 and options to purchase 10,000 common shares of CIBT Education Group, exercisable at C$0.51 per share until January 21, 2012.

10.	Shane Weir was elected as a director of CIBT Education Group on December 12, 2008. He holds options to purchase 50,000 common shares of CIBT Education Group, exercisable at C$0.51 per share until January 21, 2012.

We are not aware of any arrangement which might result in a change in control in the future.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

Stock Option Plan

On December 18, 2009, our shareholders approved the adoption of a new “rolling” stock option plan whereby a maximum of 10% of our issued common shares from time to time may be reserved for issuance pursuant to the exercise of options.

The material terms of the plan are as follows:

  The term of any options granted under the plan will be fixed by the board of directors at the time the options are granted, to a maximum term of ten years.

  The exercise price of any options granted under the plan is determined by the board of directors, in its sole discretion, but shall not be less than the closing trading price of our common shares preceding the grant of such options, less any discount permitted by regulatory authorities.

  Unless otherwise imposed by the board of directors, no vesting requirement will apply to options granted under the plan, but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option only if the exercise price of the stock options is less than the fair market price at the time of exercise.

  All options granted under the plan will be non-assignable and non-transferable.

  If an option holder ceases to be a director of us or ceases to be employed by us (other than by reason of death), as the case may be, then the option granted shall expire no later than on the 30th day following the date that the option holder ceases to be employed by us, subject to the terms and conditions set out in the plan.

We intend to attract, retain and motivate our directors, officers, and employees through the stock option plan. Under the stock option plan we are authorized to grant options to purchase up to 10% of our stock, issued and outstanding, as of the award date of the options. This is in accordance with section 3.4 of TSX Venture Exchange Policy 4.4, which provides that the TSX Venture Exchange will not accept option plans reserving more than 10% of an issuer’s issued shares, including any outstanding stock options previously granted on an individual basis. As of August 31, 2009, we had 64,109,297 issued and outstanding common shares, which results in stock options to purchase a total of 6,410,929 common shares permitted under Policy 4.4. As of August 31, 2009, we were well under this ceiling having issued options to purchase a total of 4,250,000 common shares. This leaves us with the ability to grant further stock options to purchase up to 2,160,929 common shares under the plan.

A summary of the plan details follows:

As of August 31, 2009
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares Remaining Available for Future Issuance under the Stock Option Plan
4,250,000	$ 1.41	2,160,929

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

At February 25, 2010, there were 69,226,011 outstanding shares of our common stock. To our knowledge, the only directors and officers owning, and only other persons owning, 5% or more of the outstanding shareholdings in us, directly or indirectly, or exercising control or direction over such shares (the “Major Shareholders”), are as provided in the table below (the “Table of Major Shareholders”).

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)

Common shares	Toby Chu	3,877,842 (1)	5.6
Common shares	David Hsu	4,582,087 (2)	6.6
Common shares	MacKenzie Financial Corporation	6,119,650 (3)	8.8
Common Shares	Shane Corporation	10,794,558 (4)	15.6

1.

Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. These shareholdings Toby Chu’s direct holdings of 313,400 common shares and the following options to purchase: (a) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2010; (b) 80,000 common shares at an exercise price of C$2.00 per share until March 19, 2011. The grant dates of these options were (a) June 22, 2007; and (b) March 20, 2008. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 2,9,62,979 common shares of CIBT Education Group and options to purchase 200,000 common shares at approximately C$0.58 per share until February 19, 2011; 10,000 common shares at C$2.00 per share until March 19, 2011; and 100,000 common shares at C$1.53 per share until June 21, 2012.

2.

David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 477,100 common shares in his own name; and (a) options to purchase 100,000 common shares at approximately C$0.58 per share until February 19, 2011; (b) options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; and (c) options to purchase 100,000 common shares at approximately C$1.53 per share until June 21, 2012. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,907,213 common shares; warrants to purchase 25,000 common shares at C$2.25 per share until November 27, 2009; and warrants to purchase 392,334 common shares at C$0.80 per share until February 13, 2010. The rest of 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

3.	The shareholdings of Mackenzie Financial Corporation include 6,119,650 common shares of CIBT Education Group.

4.

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

All of our common shares have identical voting rights. As of February 25, 2010, there were 178 holders of record of our common stock in total, including 26 U.S. holders, 132 Canadian holders and 20 holders in other countries. As of February 25, 2010, there were 69,226,011 of our common shares outstanding, including 16,670,104 shares or 24% held by U.S. holders.

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

To our knowledge, the Major Shareholders, or former “Major Shareholders” as disclosed in past Form 20-F filings, with significant changes in percentage of ownership held in our common shares during the past three years are as follows:

  Toby Chu’s ownership interest was 7.2% as of December 24, 2007, 5% as of March 13, 2009 and 5.6% as of February 25, 2010.

  David Hsu’s ownership interest was 9.4% as of December 24, 2007, 6% as of March 13, 2009 and 6.6% as of February 25, 2010.

  MacKenzie Financial Corporation’s ownership interest decreased from 12.4% as of December 3, 2007 to 8.8% as of February 25, 2010.

  Shane Corporation’s ownership interest was 16% as of March 13, 2009 and 15.6% as of February 25, 2010.

  George David Richardson’s ownership interest decreased from 6.6% as of December 3, 2007, to 5% as of March 13, 2009 and to less than 5% as of February 25, 2010. Mr. Richardson is not one of the Major Shareholders disclosed in the Table of Major Shareholders above.

B.	Related Party Transactions

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB). Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected. As at August 31, 2009, Weifang owed $2,008,503 (August 31, 2008 – $2,284,501) to CIBT. In addition, as at August 31, 2009, CIBT owed $790,546 (August 31, 2008 – $1,173,474) to Weifang.

As at August 31, 2009, a balance of $274,563 (August 31, 2008 – $315,911) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company . Included in the amounts due to related parties is $179,031 (August 31, 2008 – $233,323) due to a non-controlling partner in one of the Sprott-Shaw campus operations. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended August 31, 2009 we and our subsidiaries incurred $1,538,411 (2008 – $1,338,627) for management fees and salaries paid to certain directors and officers employed by us, CIBT, Sprott-Shaw and IRIX. A bonus of $300,000 is payable to our CEO in quarterly installments of $75,000 per quarter. In addition, a bonus of $224,031 is payable to the President of Sprott-Shaw.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Included in this annual report are our audited consolidated financial statements that cover the latest three financial years, together with related notes and the report of our auditors. See Item 18 Financial Statements.

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

Except as otherwise disclosed in this annual report, no significant changes occurred during the past fiscal year. See “Item 4. Information on the Company – A. History and Development of our Company” and “Item 4. Information on the Company – B. Business Overview”.

ITEM 9. The Offer and Listing

A.	Price History

Our common shares are listed and posted for trading on the TSX Venture Exchange and on the NYSE Amex under the symbol “MBA”.

TSX Venture Exchange

On February 25, 2010, the closing price of our common shares on the TSX Venture Exchange was $0.79. The high and low prices of our common shares on the TSX Venture Exchange on February 25, 2010 were $0.79 and $0.79. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares on the TSX Venture Exchange in Canadian Dollars.

Period	High ($)	Low ($)
Annual High/Low
2009 (September 1, 2008 – August 31, 2009)	$1.61	$0.35
2008 (September 1, 2007 – August 31, 2008)	2.59	1.38
2007 (July 1, 2006 – June 30, 2007)	1.74	0.72
2006 (January 1 – December 31, 2006)	1.09	0.55
2005 (January 1 – December 31, 2005)	0.84	0.50

2004 (January 1 – December 31, 2004)	0.89	0.36

Quarterly High/Low
2010
December 1 – February 28	0.87	0.63
September 1 – November 30	0.85	0.55
2009
June 1 – August 31	0.70	0.52
March 1 – May 31	0.65	0.44
December 1 – February 28	0.70	0.36
September 1 – November 30	1.61	0.35
2008
June 1 – August 31	2.00	1.38
March 1 – May 31	2.34	1.88
December 1 – February 28	2.59	1.93
September 1 – November 30	2.16	1.52

Monthly High/Low
February 2010	0.87	0.78
January 2010	0.84	0.70
December 2009	0.78	0.71
November 2009	0.85	0.77
October 2009	0.82	0.64
September 2009	0.70	0.55
August 2009	0.60	0.52
July 2009	0.70	0.56
June 2009	0.60	0.52
May 2009	0.63	0.54
April 2009	0.65	0.46
March 2009	0.52	0.44
February 2009	0.70	0.50
January 2009	0.61	0.42
December 2008	0.48	0.36
November 2008	0.84	0.35
October 2008	1.10	0.40
September 2008	1.61	1.19
August 2008	1.60	1.38

NYSE Amex

Our common shares have been trading on the NYSE Amex since April 11, 2008 under the symbol “MBA”. On February 25, 2010, the closing price of our common shares listed on the NYSE Amex was US$0.73. The high and low prices of our common shares on the NYSE Amex on February 25, 2010.were US$0.74 and US$0.70. The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares listed on the NYSE Amex.

Period	High (US$)	Low (US$)
Annual High/Low
2009 (September 1, 2009 – August 31, 2009)	1.45	0.28
2008 (April 1 – August 31, 2008)	2.33	1.30
Quarterly High/Low
2010
December 1 – February 28	0.85	0.62
September 1 – November 30	0.82	0.51
2009
June 1 – August 31	0.65	0.46
March 1 – May 31	0.85	0.35
December 1 – February 28	0.57	0.28
September 1 – November 30	1.45	0.28
2008
June 1 – August 31	2.00	1.30
April 11 – May 31	2.33	1.99

Monthly High/Low
February 2010	0.85	0.70
January 2010	0.78	0.71
December 2009	0.77	0.68
November 2009	0.81	0.74
October 2009	0.82	0.60
September 2009	0.66	0.51
August 2009	0.59	0.49
July 2009	0.65	0.46
June 2009	0.56	0.46
May 2009	0.58	0.40
April 2009	0.85	0.37
March 2009	0.43	0.35
February 2009	0.56	0.37
January 2009	0.50	0.36
December 2008	0.37	0.30
November 2008	0.72	0.30
October 2008	0.90	0.35
September 2008	1.45	1.15
August 2008	1.53	1.30

As of February 25, 2010 there were 69,226,011 shares of our common stock outstanding.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares are listed and posted for trading on the TSX Venture Exchange (“TSXV”) and on the NYSE Amex under the symbol “MBA”. We plan to delist from trading on the TSXV and file an application to list our common shares for trading on the Toronto Stock Exchange (“TSX”). However, there can be no assurance that we will file the application to list our shares for trading on the TSX or that the application will be accepted and that you will be able to trade our shares over the TSX, or that our application to delist from the TSXV will be accepted and that we will be able to delist our shares from trading on the TSXV.

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

The table below provides a description of our material contracts. This description of our material contracts is not complete and is qualified in its entirety by reference to the agreements which are filed as exhibits to this Form 20-F.

Agreement(s)	Description
Employment Agreement and Extension Agreements with Toby Chu

On January 1, 2003 we entered into a two year employment agreement with Toby Chu as President and Chief Executive Officer. We extended the employment agreement with Toby Chu by separate agreement dated January 1, 2005. Provisions were added to allow for termination only if mutually acceptable to both parties, and to allow the parties to review the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007, we extended the agreement with the same provisions except that Mr. Chu has the option to terminate the agreement upon provided a 90-day notice to us or we may terminate the agreement upon provided a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior upon the occurrence of certain events.

Acquisition of Concordia Career College Ltd.

Effective September 4, 2008, we acquired certain assets used in the operation of Concordia Career College Ltd. through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See “Item 5. Operating and Financial Review and Prospects” for further details.

Memorandum of Understanding with Thompson Rivers University and Vancouver Community College

In June 2008, CIBT entered into a memorandum of understanding with Thompson Rivers University and Vancouver Community College to allow students completing a two-year business administration and computer sciences diploma program with CIBT in China to continue studies towards a baccalaureate degree at Thompson Rivers after successfully completing a nine to 12 month English upgrading and learning competency training program at Vancouver Community College. Pan Pacific English College is an English language college located in Victoria, Canada, targeting the Japanese and Latin American ESL student market.

Acquisition of Pan Pacific International College Inc.	Effective December 12, 2008 we acquired certain property and assets of Pan Pacific International College Inc.

Memorandum of Understanding with the Jamaican Ministry of Training and Social Security

On January 29, 2009 Sprott-Shaw entered into a memorandum of understanding with the Jamaican Ministry of Training and Social Security to offer hospitality and tourism training to Jamaican students through a combination of classroom studies at Sprott-Shaw’s campus in Kelowna, British Columbia, Canada, online self-directed learning and industry practicums in Vancouver, British Columbia, Canada.

Memorandum of Understanding with Brown’s Town College of Jamaica and the Jamaican Ministry of Labour and Social Security

On February 16, 2009 Sprott-Shaw entered into a memorandum of understanding with Brown’s Town College of Jamaica and the Jamaican Ministry of Labour and Social Security to offer the curriculum for Sprott-Shaw’s resident care attendant and practical nursing training programs to students attending Brown’s Town College. These programs involve an academic portion to be completed in Jamaica and a practicum portion to be completed in Vancouver, British Columbia, Canada. Enrollment in the programs began in May 2009.

Education Cooperation Agreement with Far Eastern University

In May 2008, Sprott-Shaw entered into an agreement with Far Eastern University in Manila, Philippines to offer courses at a second university campus. In 2008, we had entered into an agreement with the Far Eastern University and established a CIBT Education Center at Far Eastern University that offers our resident care attendant and practical nursing programs to students in English.

CIBT Centre Agreement in Korea

On June 4 2009, CIBT entered into an agreement with Truenet Media Group Ltd. to establish a CIBT Education Center in Seoul, South Korea at National Cambridge College. After the CIBT Education Center is completed, it will offer CIBT’s International Foundation Program to students in Korea.

Memorandum of Understanding and Licensing Agreement with Thang Long University

In September 2009, we signed an agreement with a Canadian investment holdings company to license our brands CIBT School of Business and Sprott-Shaw Community College in Vietnam. In connection with this license, Sprott-Shaw entered into a memorandum of understanding dated September 16, 2009 with Thang Long University in Hanoi, Vietnam to develop programs aimed at preparing Vietnamese nursing graduates to work abroad by providing training that meets international nursing standards and developing their English language proficiency.

Cooperation Agreement with China Central Radio and Television University

On October 16, 2009 we signed an agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBT’s operations in China, Sprott-Shaw’s operations, and programs offered by the American Hotel and Lodging Association Education Institute into China Central Radio and Television University’s programs. These programs will in turn be offered to a global audience through select CIBT and Sprott-Shaw locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

Memorandum of Understanding with Hanoi Tourism College

On November 18, 2009 Sprott-Shaw signed a memorandum of understanding with Hanoi Tourism College in Hanoi, Vietnam that relates to a number of initiatives including delivery of Sprott-Shaw’s English language and hotel tourism management programs at Hanoi Tourism College, recruitment of qualified Vietnamese students by Hanoi Tourism College for enrollment at Sprott-Shaw campuses in Canada and CIBT campuses in China, and co-development of an internship program for the hotel tourism management program allowing students to intern with major hotels in Vietnam.

American Hotel & Lodging Education Institute License Agreement

On May 1, 2008 we entered into an agreement with Global Education in Tourism Ltd. whereby we were assigned a license granted by the American Hotel & Lodging Education Institute (“AHLA”) to use and market certain AHLA products, courses, programs and services. The license agreement between Global Education in Tourism Ltd. was signed on April 16, 2007. The license expires on December 1, 2012.

CIBT Centre Agreement with Weifang University

In May 2005, CIBT entered into an agreement with Weifang University to establish a CIBT Centre which began operating in August 2007. CIBT and Weifang University have also agreed to cooperate to provide joint educational programs, develop curriculum and course materials and train instructors

.

Agreement with Western International University

On April 4, 2003, CIBT entered into an agreement with Western International University to establish a CIBT Centre. This agreement has terminated and the program is no longer offered. Once students currently enrolled in this program complete their studies, the program will end.

Agreement to License Wyotech Automotive Technology Programs

On October 24, 2005 CIBT entered into an agreement to license certain automotive technology programs from Titan Schools, Inc., dba Wyotech, to be provided in China. Wyotech is a provider of automotive certificate and diploma programs offered at its campuses in the United States. The license is for a period of ten years.

MBA Agreement with City University

On June 1, 2004 CIBT entered into an agreement with City University to offer our courses in connection with a Masters in Business Administration degree at City University’s campuses in Beijing, China. This agreement has terminated and the program is no longer offered. Once students currently enrolled in this program complete their studies, the program will end.

Boeing MBA Program Agreement with City University

On November 8, 2005 CIBT entered into an agreement with City University to offer to certain students in Beijing, Shanghai and Guangzhou, China courses of academic study that lead to a masters degree in business administration funded by the Boeing Company pursuant to an agreement between City University and the Boeing Company. This agreement will continue to the later of the completion of the full courses of students enrolled in the Boeing MBA program or June 1, 2007. CIBT is negotiating to renew this agreement.

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

Agreement and Plan of Reorganization with Shane Corporation

On December 10, 2007 we and our subsidiary CIBT entered into an agreement and plan of reorganization with Shane Corporation S.a.r.L. (“Shane”), a private limited liability company incorporated in Luxembourg in order to increase our ownership of CIBT. Under this agreement, we issued 10,000,000 common shares to Shane in exchange for all shares in CIBT held by Shane. Following this, our total interest in CIBT was 99.9%. For further details, see Item 7 Debentures herein.

D.	Exchange Controls.

Canadian Exchange Control Regulations

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. However, any such remittance to a resident of the U.S. may be subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. For further information concerning such withholding tax, see “Item 10.E. Taxation.”

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

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the company’s understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof. On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the “Protocol”) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies. The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and came into force in 2010. United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

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

  Sprott-Shaw, which is 100% owned by us and which we acquired on December 17, 2007.

  IRIX, which is 51% owned by us and was incorporated under the Business Corporations Act (British Columbia) on October 5, 1994. The remaining 49% interest is owned by Allen Chu, a former director of CIBT Education Group.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

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

ITEM 15T. Controls and Procedures

A.	Evaluation of Disclosure Controls and Procedures

We carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2009, our disclosure controls and procedures were not effective because of the material weakness identified as of such date and discussed below. Notwithstanding, the existence of the material weakness described below, our management has concluded that the consolidated financial statements fairly present, in all material respects, our financial position, results of operations and cash flow for the period and dates presented.

B.	Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of August 31, 2009 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”).

Management completed its assessment of internal control over financial reporting (“ICFR”), and has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”. The following material weaknesses were identified in our 2009 assessment:

  Ineffective controls at the entity level - As evidenced by the material weaknesses described below, the Company determined that entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities did not operate effectively, resulting in material weaknesses in each of these respective COSO Internal Control — Integrated Framework components. The deficiency in each of these individual COSO components represents a separate material weakness. These material weaknesses contributed to the other material weaknesses and an environment where there is a reasonable possibility that a material misstatement of the interim and annual financial statements could occur and not be prevented or detected.

  Ineffective Controls over the Financial Close and Reporting Process - our design of controls with respect to the process of preparing and reviewing the annual and interim financial statements are ineffective. The material weakness includes failures in the design effectiveness of controls which would ensure (i) documentation of corporate and accounting policies, related timelines and requirements including revenue recognition; (ii) adequate disclosure review processes and procedures; (iii) review and approval of journal entries including the reasonability of accruals; reconciliation of general ledger accounts and related schedules; and (iv) retention of evidence in support of control effectiveness. These control deficiencies could result in a material misstatement of the financial statements due to the significance of the financial closing and reporting process to the preparation of reliable financial statements and the potential pervasiveness of the deficiencies to the significant account balances and disclosures.

  Inadequate controls related to the treasury cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the treasury cycle. This material weakness is the result of aggregate deficiencies in the internal control activities. The material weakness includes failures in the design effectiveness of controls pertaining to (i) cash balances held in personal bank accounts owned by employees of CIBT rather than CIBT corporate bank accounts; (ii) cash receipts not reconciled to receipt journals; and (iii) the accuracy of equity calculation schedules through evidenced review procedures. These control deficiencies could result in a material misstatement of cash, revenue, stock based compensation, and related accounts that would not be prevented or detected.

  Inadequate controls related to the inventory cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the inventory cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes the design effectiveness of controls which would ensure completeness, existence, valuation and accuracy of inventory through appropriate tracking and review of inventory balances, and related accruals, for reasonability. These control deficiencies could result in a material misstatement of inventory, operating expenses, accounts payable and accrued liabilities that would not be prevented or detected.

  Inadequate controls related to the revenue cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the tuition revenue cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes the design and operating effectiveness of controls which would ensure accuracy and completeness of tuition revenue including (i) matching of deposits to supporting documentation; (ii) proper segregation of cash handling, record keeping and bank reconciliations; (iii) accurate realization of student service and government contract revenue; and (iv) reconciliation and review of contracts, student accounts and receipts. These control deficiencies could result in a material misstatement of revenues, deferred revenues and receivables that would not be prevented or detected.

  Inadequate controls related to the payroll cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the payroll cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes failures in the design effectiveness of controls which would ensure the accuracy of payroll expenditure reports in addition to the completion of related review and approval processes. These control deficiencies could result in a material misstatement of payroll and related expenses, and accrued compensation and benefits within accounts payable and accrued liabilities that would not be prevented or detected.

  Inadequate controls related to the expenditure cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the expenditure cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes the design effectiveness of controls which would ensure (i) validity, accuracy and completeness of procured goods and services including approval processes, reconciliations, and segregation of duties; and (ii) accuracy and validity of management fees charged through timely, appropriately authorized contracts. These control deficiencies could result in a material misstatement of operating expenses, employee loans, accounts payable and accrued liabilities that would not be prevented or detected.

  Ineffective controls over the reporting of intangible assets and goodwill - The value of purchased intangible assets and goodwill relating to the August 31, 2008 year end were restated prospectively during the year ended August 31, 2009 as a result of purchase price allocations not having been completed in a timely manner by a third party which CIBT relied upon to complete contracted services as agreed. The material weakness is the result of aggregate deficiencies in internal control activities that would ensure the timely valuation and allocation of purchased intangible assets and goodwill. These control deficiencies could result in a material misstatement of intangible assets, goodwill and related amortization expense. Management remediated this control weakness by identifying additional resources that would be available for future transactions to ensure that the valuation and accounting for purchased intangible assets and goodwill will be completed on a timely basis.

As a result of the deficiencies described above, our management has concluded that the company had a material weakness as at August 31, 2009 and, therefore, the company’s internal control over financial reporting was not effective as of such date.

In light of the material weaknesses identified, in order to ensure that the financial statements were not materially misstated, senior management was closely involved in the preparation of the financial statements and performed extensive reviews of the material balances and disclosures.

Remediation of Material Weaknesses

We have started to formulate a program for which we intend to remediate the material weaknesses described above. We will continue these efforts until we are satisfied that all material weaknesses have been eliminated. We expect that resolution of all of these issues will take several months.

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

Except as set forth herein, there have been no changes in our internal control over financial reporting that occurred during the twelve months ended August 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our audit committee is comprised of three members: Jack Brozman, David Hsu and Shane Weir. Our Board of Directors has determined that all three members of our audit committee are financial experts as defined in paragraph (b) of Item 16A of the Form 20-F. All three members are considered to be independent as defined by the NYSE Amex, in accordance with Rule 10A-3 to the Exchange Act.

The Chairman of the Audit Committee is Jack Brozman. All three members of the audit committee are financially literate. In addition to each member’s general business experience, the education and experience of each audit committee member that is relevant to the performance of his/her responsibilities as a committee member is as follows:

Jack Brozman received a Bachelor of Science degree in Business from Washington University in St. Louis, Missouri in 1972, and an MBA in 1974. He possesses over 35 years of business experience and has served in the leadership role of president and/or chief executive officer for 25 of those years. Mr. Brozman was chief executive officer, chairman of the board of directors and president of Concorde Career Colleges, Inc. from 1991 until 2007. He is the chairman of the board of directors of First State Bank of Kansas City, a position he has held since 1994. In 1991, he was named the chairman of the board of directors of La Petite Academy, an American company providing services in child care and pre-school education. Mr. Brozman had been appointed the president, chief executive officer and treasurer of La Petite Academy in 1988.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is an executive officer, director and president of MedicineNet, Inc., an internet business that provides medical information online.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong. He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director of the audit committee of e-Kong Group Limited, a listed company in Hong Kong.

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

Our code of ethical conduct filed as Exhibit 11.1 to our Form 20-F annual report filed on January 2, 2008 is incorporated by reference into this annual report.

During the fiscal period ended August 31, 2009 we did not amend our code of ethical conduct or did not grant any waiver. If the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

We have an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of our directors, officers, employees, consultants and contractors, which provides additional measures regarding the acquisition or disposal of any of our securities. . The Policy is available on SEDAR at www.sedar.com.

The Board requires conflicts of interest to be disclosed to our corporate governance committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict to the chairman of the Board and the chairman of the corporate governance committee. If the conflict cannot be avoided or resolved, the director must disclose the conflict to our board of directors and abstain from voting in connection with the subject of the conflict. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

Our audit committee has also established a “whistleblower” policy to encourage employees to raise any concerns about business conduct they may have.

ITEM 16C. Principal Accountant Fees and Services

The table below sets forth the aggregate fees for professional services rendered by our principal accountants, Deloitte & Touche LLP, and by Ernst & Young LLP, for the fiscal years ended August 31, 2009 and 2008.

	For the twelve months ended August 31, 2008 (C$)	For the twelve months ended August 31, 2009 (C$)
Audit Fees (1)	350,000	482,545
Audit-Related Fees (2)	43,600	307,253
Tax Fees (3)	70,000	31,798
All Other Fees (4)	-	202,346
Total	463,600	1,023,942

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

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services.
(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.

Audit Committee’s Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of all audit and audit-related services performed by the independent auditors. There were no audit or audit-related fees for the last two fiscal years that were not pre-approved by our audit committee. All services described above provided by Deloitte & Touche LLP and Ernst & Young LLP during the last two fiscal years were approved by our audit committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. We have not yet adopted specific policies and procedures to pre-approve non-audit services.

We approved all audit related, tax related and all other fees. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the twelve months ended August 31, 2009 that were attributable to work performed by persons other than the principal accountant’s full-time, permanent employees was nil.

ITEM 16D. Exemptions from the Listings Standard for Audit Committees

Not Applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 1 to July 31, 2006	5,000	0.90	253,500	746,500 (1)
August 1 to August 31, 2006	20,000	0.88	273,500	726,500 (1)
September 1 to September 30, 2006	32,000	0.87	305,500	694,500 (1)
October 1 to October 31, 2006	44,000	0.81	349,500	650,500 (1) 1,000,000 (2)
November 1 to November 30, 2006	257,000	0.78	257,000	743,000 (2)
December 1 to December 31, 2006	119,396	0.78	376,396	366,604 (2)
January 1 to January 31, 2007	312,500	0.80	688,896	311,104 (2)
February 1 to February 28, 2007	N/A	N/A	N/A	N/A
March 1 to March 31, 2007	N/A	N/A	N/A	N/A
April 1 to April 30, 2007	N/A	N/A	N/A	N/A
May 1 to May 31, 2007	Nil	Nil	Nil	1,000,000 (3)
June 1 to June 30, 2007	644,300	1.51	644,300	355,700 (3)

July 1 to July 31, 2007	256,400	1.73	900,700	99,300 (3) 800,000 (4) 899,300 (3)
August 1 to August 31, 2007	29,000	1.68	929,700	870,300 (3)
September 1 to September 30, 2007	N/A	N/A	N/A	N/A
October 1 to October 31, 2007	N/A	N/A	N/A	N/A
November 1 to November 30, 2007	N/A	N/A	N/A	N/A
December 1 to December 31, 2007	N/A	N/A	N/A	N/A
January 1 to January 31, 2008	N/A	N/A	N/A	N/A
February 1 to February 28, 2008	N/A	N/A	N/A	N/A
March 1 to March 31, 2008	142,200	2.01	142,200	1,500,000 (5) 1,357,800 (5)
April 1 to April 30, 2008	376,200	2.14	518,400	981,600 (5)
May 1 to May 31, 2008	101,000	2.03	101,000	880,600 (5)
June 1 to June 30, 2008	36,000	1.90	554,400	844,600 (5)
July 1 to July 31, 2008	653,900	1.65	754,900	190,700 (5)
August 1 to August 31, 2008	178,900	1.51	733,300	11,800 (5)
September 1 to September 30, 2008	11,800	1.50	766,700	-

October 1 to October 31, 2008	163,500	0.48	163,500	1,000,000 (6) 836,500 (6)
November 1 to November 30, 2008	42,500	0.67	206,000	794,000 (6)
December 1 to December 31, 2008	108,000	0.42	314,000	686,000 (6)
January 1 to January 31, 2009	57,000	0.54	371,000	629,000 (6)
February 1 to February 28, 2009	26,000	0.59	397,000	626,400
March 1 to March 31, 2009	128,500	0.49	525,500	497,900
April 1 to April 30, 2009	61,500	0.58	587,000	436,400
May 1 to May 31, 2009	-	-	-	-
June 1 to June 30, 2009	5,500	0.56	592,500	430,900
July 1 to July 31, 2009	34,000	0.66	626,500	396,900
August 1 to August 31, 2009	32,500	0.55	659,000	364,400
September 1 to September 30, 2009	15,000	0.68	674,000	349,400
October 1 to October 31, 2009	20,000	0.70	694,000	329,400

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

(6) On October 9, 2008, we renewed our TSX normal course issuer bid allowing for the repurchase of up to 1 million of our common shares at market price through the facilities of the TSX Venture Exchange. This TSX normal course issuer bid, which was conducted through Union Securities Ltd., expired on October 8, 2009. Under this normal course issuer bid, we purchased a total of 694,000 of our common shares.

ITEM 16F. Changes in Registrant’s Certifying Accountant

On July 27, 2009, we dismissed our former auditor, Ernst & Young LLP. Our new auditor is Deloitte & Touche LLP. Ernst & Young LLP served as our independent auditor for the fiscal year ended August 31, 2008, certain audited statements provided for the two month transition period ended August 31, 2007, and the fiscal year ended June 30, 2007. Deloitte & Touche LLP served as our independent auditor for the fiscal year ended August 31, 2009.

The principal accountant’s report on our financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Our decision to dismiss our former auditor was approved by our board of directors. Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor.

We filed letters on EDGAR on August 24, 2009 from Ernst & Young LLP and Deloitte & Touche LLP confirming the above described resignation and appointment.

ITEM 16G. Corporate Governance

Our common shares are listed on the NYSE Amex. Section 110 of the Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relation to certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our corporate governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of our shareholders is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. Our company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada.

In addition, we may from time to time seek relief from the NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website. Information contained on our website is not part of this annual report.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

We are furnishing the following consolidated financial statements and reports:

CIBT Education Group August 31, 2009 Consolidated Financial Statements

Independent Auditors’ Report of Deloitte & Touche LLP, Independent Registered Chartered Accountants dated February 26, 2010	F-2
Independent Auditors’ Report of Ernst & Young LLP, Chartered Accountants dated November 14, 2008	F-4
Consolidated balance sheets as of August 31, 2009 and 2008	F-5

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the twelve months ended August 31, 2009 and 2008, the two months ended August 31, 2007 and the twelve months ended June 30, 2007

F-6
Consolidated Statements of Accumulated Other Comprehensive Loss for the twelve months ended August 31, 2009 and 2008, the two months ended August 31, 2007 and the twelve months ended June 30, 2007	F-7
Consolidated Statements of Deficit for the twelve months ended August 31, 2009 and 2008, the two months ended August 31, 2007 and the twelve months ended June 30, 2007	F-8
Consolidated Statements of Cash Flows for the twelve months ended August 31, 2009 and 2008, the two months ended August 31, 2007 and the twelve months ended June 30, 2007	F-9
Notes to Consolidated Financial Statements	F-10

CIBT EDUCATION GROUP INC.
(Previously Capital Alliance Group Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in US Dollars unless otherwise noted)

AUGUST 31, 2009

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Shareholders of CIBT Education Group Inc.

We have audited the consolidated balance sheet of CIBT Education Group Inc. (the “Company”) as at August 31, 2009 and the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive loss, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2009 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company as at and for the twelve-month period ended August 31, 2008, two-month period ended August 31, 2007 and twelvemonth period ended June 30, 2007, prior to adjustments for changes to amounts allocated to intangibles assets and goodwill acquired in purchase business combinations and the change in reporting currency as disclosed in Note 8 and Note 1, respectively, were audited by other auditors whose report dated November 14, 2008 expressed an unqualified opinion on those statements. We have audited the adjustments to the financial statements as at and for the twelve-month period ended August 31, 2008, two-month period ended August 31, 2007 and twelve-month period ended June 30, 2007 as disclosed in Note 8 and Note 1, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

On December 2, 2009, we reported separately to the shareholders of the Company on our audit conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 26, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America reporting differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated February 26, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 26, 2010

Report of Independent Auditors

To the Shareholders of

CIBT Education Group Inc.

We have audited the consolidated balance sheet of CIBT Education Group Inc. (the “Company”) as at August 31, 2008, and the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive loss, deficit, and cash flows for the twelve-month period ended August 31, 2008, the two-month period ended August 31, 2007, and the twelve-month ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2008 and the results of its operations and its cash flows for the twelve-month period ended August 31, 2008, the two-month period ended August 31, 2007, and the twelve-month ended June 30, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 8, the Company has restated its consolidated financial statements as at August 31, 2008 to correct the errors in its purchase price allocation.

Vancouver, Canada,	(Signed) Ernst & Young LLP
November 14, 2008, except as to Note 25	Chartered Accountants
which is as of March 6, 2009 and Notes 1 and 8,
which are as of February 23, 2010

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS

	August 31, 2009	August 31, 2008
		As Restated – Note 8
ASSETS
CURRENT
Cash	$10,337,128	$10,932,737
Accounts receivable (Note 4)	7,571,016	4,622,959
Marketable securities (Note 5)	147,655	187,229
Prepaid expenses and other assets (Note 6)	3,481,744	2,052,400
Inventory	477,978	597,872
	22,015,521	18,393,197
PROPERTYAND EQUIPMENT, net (Note 7)	3,738,812	3,802,706
INTANGIBLE ASSETS (Notes 3(a) and 3(b) and Note 9)	14,410,019	14,967,377
GOODWILL (Notes 3(a) and 3(b) and Note 9)	7,010,875	6,335,441
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS	202,724	318,844
	$47,377,951	$43,817,565

LIABILITIES
CURRENT
Accounts payable and accrued liabilities (Note 10)	$5,384,767	$4,793,616
Income taxes payable	481,352	433,419
Deferred educational revenue	15,010,112	12,033,086
Capital lease obligations (Note 7)	98,231	58,543
Long-term debt – current portion (Note 11)	182,112	583,106
Due to related parties (Note 22)	274,563	315,911
	21,431,137	18,217,681
FUTURE INCOME TAX LIABILITIES (Note 16)	1,741,607	1,573,545
CAPITAL LEASE OBLIGATIONS (Note 7)	291,220	176,143
LONG-TERM DEBT (Note 11)	44,327	10,322
	23,508,291	19,977,691
NON-CONTROLLING INTERESTS (Note 3(a))	1,198,606	1,345,067
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 12)	44,350,606	44,350,606
CONTRIBUTED SURPLUS (Note 13)	4,944,877	4,363,779
WARRANTS (Note 12)	648,600	-
TREASURY SHARES HELD (Note 14)	(4,325,491)	(3,948,460)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(440,725)	(396,898)
DEFICIT	(22,506,813)	(21,874,220)
	22,671,054	22,494,807
	$47,377,951	$43,817,565

COMMITMENTS AND CONTINGENCIES (Note 17)
SUBSEQUENT EVENTS (Note 24)

Approved on behalf of the Board:

“Toby Chu”	“Jack Brozman”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

REVENUES
Educational	$43,236,630	$29,068,625	$625,203	$7,017,898
Design and advertising	1,314,328	1,961,205	379,670	1,465,684
Consulting	-	131,449	161,896	819,866

	44,550,958	31,161,279	1,166,769	9,303,448

DIRECT COSTS
Educational	15,595,946	10,943,776	327,192	3,766,905
Design and advertising	638,402	1,124,013	220,074	820,729

	16,234,348	12,067,789	547,266	4,587,634

OTHER EXPENSES
General and administrative (Note 20)	25,351,076	19,234,009	906,957	5,336,459
Amortization	1,636,761	1,861,175	49,765	290,486
Stock-based compensation	581,098	1,462,856	196,013	212,993

	27,568,935	22,558,040	1,152,735	5,839,938

	747,675	(3,464,550)	(533,232)	(1,124,124)

INTEREST INCOME	72,255	206,048	58,331	222,689
LOSS ON DISPOSAL OF ASSETS	-	(5,599)	-	(9,551)
GAIN (LOSS) ON MARKETABLE SECURITIES (Note 5)	-	(11,906)	(41,648)	1,669,619
IMPAIRMENT IN VALUE OF MARKETABLE SECURITIES (Note 5)	-	(1,364,246)	-	-
DILUTION GAIN ON SUBSIDIARY SHARE ISSUANCES (Note 3(a))	-	2,192,524	-	145,366
INTEREST ON LONG-TERM DEBT	(41,579)	(172,460)	(79,695)	(146,794)
INTEREST COSTS ON LONG-TERM DEBT (Note 11)	-	(1,968,882)	(85,019)	(151,937)

INCOME (LOSS) BEFORE INCOME TAXES	778,351	(4,589,071)	(681,263)	605,268

INCOME TAX PROVISION (Note 16)
Current income tax provision	(116,415)	(321,705)	(32,508)	(243,684)
Future income tax provision	(168,826)	(29,747)	-	-

	(285,241)	(351,452)	(32,508)	(243,684)

INCOME (LOSS) AFTER INCOME TAXES	493,110	(4,940,523)	(713,771)	361,584

NON-CONTROLLING INTERESTS	(477,103)	(109,155)	65,334	(58,294)

NET INCOME (LOSS)	$16,007	$(5,049,678)	$(648,437)	$303,290

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	$0.00	$(0.09)	$(0.01)	$0.01

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$16,007	$(5,049,678)	$(648,437)	$303,290
Realized, unrealized and market adjustments	(43,827)	59,765	(224,217)	(70,496)

Comprehensive income (loss)	$(27,820)	$(4,989,913)	$(872,654)	$232,794

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	61,258,923	57,673,648	46,398,046	38,362,727
Diluted	61,292,967	57,673,648	46,398,046	40,858,787

The accompanying notes are an integral part of these consolidated financial statements.

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	$(396,898)	$(250,497)	$(232,446)	$(161,950)
Cumulative adjustment from adoption of CICA Handbook Section 3855 (Note 5)	-	-	206,166	-

Adjusted balance, beginning of period	(396,898)	(250,497)	(26,280)	(161,950)
Amounts realized in connection with dilution gain	-	(80,075)	-	-
Unrealized translation adjustments	(4,253)	170,185	(39,996)	(70,496)
Decrease in fair value of marketable securities	(39,574)	(236,511)	(184,221)	-

Balance, end of period	$(440,725)	$(396,898)	$(250,497)	$(232,446)

Ending balance of accumulated other comprehensive loss comprised of:
Unrealized translation adjustments	$(440,725)	$(396,898)	$(487,008)	$(232,446)
Unrealized marketable securities gains	-	-	236,511	-

Balance, end of period	$(440,725)	$(396,898)	$(250,497)	$(232,446)

The accompanying notes are an integral part of these consolidated financial statements.

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF DEFICIT

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

DEFICIT, BEGINNING OF PERIOD	$(21,874,220)	$(16,824,542)	$(16,176,105)	$(16,479,395)

NET INCOME (LOSS)	16,007	(5,049,678)	(648,437)	303,290

CHARGES ON SHARE PURCHASE WARRANT EXTENSION (Note 12)	(648,600)	-	-	-

DEFICIT, END OF PERIOD	$(22,506,813)	$(21,874,220)	$(16,824,542)	$(16,176,105)

The accompanying notes are an integral part of these consolidated financial statements.

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$16,007	$(5,049,678)	$(648,437)	$303,290
Adjusted for items not involving cash:
- loss (gain) from sale of marketable securities	-	11,906	41,648	(1,669,619)
- amortization of deferred consulting revenue	-	(131,449)	(161,896)	(819,866)
- amortization of property, equipment and intangible assets	1,636,761	1,861,175	49,765	290,486
- accrued and unearned interest	-	(52,511)	(37,277)	80,253
- stock-based compensation	581,098	1,462,856	196,013	212,993
- interest costs on debt settlement	-	1,968,882	85,019	151,937
- unrealized foreign exchange loss	-	(147,465)	5,096	(122,757)
- amortization of deferred curriculum costs	41,816	(5,194)	15,173	23,500
- dilution gain on subsidiary share issuances	-	(2,192,524)	-	(145,366)
- impairment of marketable securities	-	1,364,246	-	-
- future income tax provision	168,826	29,747	-	-
- non-controlling interests	477,103	109,155	(65,334)	58,294
Net changes in non-cash working capital items (Note 21)	(591,716)	(717,687)	2,187,412	707,685

NET CASH FROM (USED IN) OPERATING ACTIVITIES	2,329,895	(1,488,541)	1,667,182	(929,170)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(753,097)	(763,650)	(100,978)	(404,718)
Acquisition of net assets of business entities	(675,434)	(7,786,154)	-	-
Curriculum development costs	(138,543)	(4,679)	(8,491)	(41,254)
Disposal of controlling interest in AIMI, net of cash received (Note 3(f))	(401,980)	-	-	-
Net cash from (used in) marketable securities transactions	-	15,369	(70,291)	1,934,501
Acquisition of CIBT shares from NCI	-	-	-	(24,000)
Funds from promissory note payment	-	-	-	325,414

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(1,969,054)	(8,539,114)	(179,760)	1,789,943

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	8,641,943	10,546	3,942,703
Proceeds from shares issued to non-controlling interests in AIMI	-	122,207	449,430	132,349
Treasury share transactions	(377,031)	(2,751,369)	669,899	(1,061,111)
Advances to related parties	(82,919)	283,699	(408,146)	13,471
Non-controlling interest draws	(60,000)	(60,000)	-	-
Lease obligation repayments	(56,939)	(92,236)	(3,143)	(19,552)
Repayment of loan	(366,990)	(181,571)	-	1,108,700
Loan proceeds received by CIBT	-	-	-	5,612,000
Deferred finance fees	-	-	-	(1,101,064)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(943,879)	5,962,673	718,586	8,627,496

FOREIGN EXCHANGE EFFECTS ON CASH	(12,571)	430,726	(69,384)	(132,160)

NET (DECREASE) INCREASE IN CASH	(595,609)	(3,634,256)	2,136,624	9,356,109

CASH, BEGINNING OF PERIOD	10,932,737	14,566,993	12,430,369	3,074,260

CASH, END OF PERIOD	$10,337,128	$10,932,737	$14,566,993	$12,430,369

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$49,237	$221,180	$116,972	$57,009
Income taxes paid	$31,198	$183,214	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has three principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), and IRIX Design Group Inc. (“IRIX”) (Note 3). The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC in Canada. CIBT’s educational operations are based in Asia, and SSDC’s educational operations are based in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and the United States. On November 14, 2007, the Company changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars. The Company’s functional currency is the Canadian dollar. All dollar amounts in these financial statements are expressed in Canadian dollars unless otherwise stated. Refer to Note 2 (foreign currency translation).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (“US GAAP”) as described in Note 25.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the valuation of acquired property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, deferred costs and revenues, determination of fair value for stock-based transactions, and recoverability of long-lived assets. Financial results as determined by actual events could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated on consolidation. Through August 31, 2008, the Company consolidated the accounts of Asia Interactive Media Inc., a variable interest entity in which the Company was deemed to be the primary beneficiary. During the year ended August 31, 2009, the Company recorded the disposal of this variable interest entity (refer to Note 3 (f)).

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is Canadian dollars and the Company’s reporting currency is Canadian dollars. The Company’s integrated foreign operations are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period. The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation (cont’d)

The Company follows the temporal method of accounting for the translation of foreign currency into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur. Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period. Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars with the Canadian dollar being its functional currency for all periods presented. The Company believes that Canadian dollars best reflect its most significant operations, being those of SSDC, which are conducted primarily in Canadian dollars. In accordance with Canadian generally accepted accounting principles, the Company previously used the current rate method to translate all amounts presented to United States dollars. Under the current rate method, all assets and liabilities were translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity. As at August 31, 2008, using United States dollars as the reporting currency, the Company had a cumulative translation loss of US$9,726; whereas, using Canadian dollars as the reporting currency, the Company had a cumulative translation loss of $396,898.

Cash equivalents

The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Marketable securities

Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets. For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence. To June 30, 2007, the investment in NextMart was accounted for at the lower of cost and market value. To June 30, 2007, the market value of the NextMart shares owned by the Company has exceeded their carrying value and, accordingly, no impairment provisions have been recorded. Effective July 1, 2007, the Company adopted the provisions of Handbook Section 3855 – Financial Instruments - Recognition and Measurement whereby the Company’s accounting for its investment in NextMart has changed as described in more detail in Changes in Accounting Policies (b) and Note 5 below.

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

Curriculum development costs

The Company capitalizes direct costs incurred in developing programs and curriculums for new courses. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from 12 months to 48 months) upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

Deferred finance fees

CIBT capitalizes direct fees incurred in connection with proposed private debt financings. Finance fees are offset against the proceeds of the financing and amortized using the effective interest method. Previously capitalized amounts are charged to operations if the financing is not completed.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets

The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances. An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies. Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset. The amortization period for each intangible asset subject to amortization is as follows:

Agreements and contracts – curriculum access:	3 – 5 years
Internally developed curriculum – acquired:	15 years
Foreign university cooperative agreements and others:	1 – 15 years

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

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. IRIX recognizes revenue for service provided on a completed contract basis. Once the services commence, there are no refund of the contracted fees. Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection. If losses are expected on contracts before substantial completion, full provision is made for such losses. CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction. Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned. CIBT refunds tuition fees as follows: (i) if between seven days before and seven days after a program starts then 100% of the tuition fees are refunded, (ii) if more than seven days but less than thirty days after a program starts then 50% of the tuition fees are refunded, and (iii) if more than thirty days after a program starts then 0% of the tuition fees are refunded. CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs. SSDC recognizes tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned. SSDC refunds tuition fees as follows: (i) if between one day and thirty days before a program starts then 80% to 90% of the tuition fees are refunded, (ii) if a program starts but less than 10% of the program is delivered then 70% of the tuition fees are refunded, (iii) if a program starts with more than 10% but less than 30% of program delivery then 50% of the tuition fees are refunded, (iv) if a program starts and more than 30% of the program is delivered then 0% of the tuition fees are refunded. The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company has adopted the recommendations of The Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3870, “Stock-based Compensation and Other Stock-based Payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model.

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

Comprehensive Income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency, all of which are not included in the calculation of net earnings until realized. As a result of adopting this standard, effective July 1, 2007 the Company (i) recorded an increase in accumulated other comprehensive income and marketable securities of $420,732 representing the excess of the fair value of the marketable securities over the carrying value, and (ii) reclassified to accumulated other comprehensive income amounts previously reported as cumulative translation adjustments. Information pertaining to comprehensive income items is presented in the Company’s Statements of Income (Loss) and Comprehensive Income (Loss).

Financial Instruments

The following is a summary of the classes of financial instruments included in the Company’s consolidated balance sheet as well as their designation by the Company under the new accounting standards:

Balance sheet item	Designation

Cash	Held-for-trading (i)
Short-term investments	Held-for-trading (i)
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Short-term loans	Other liabilities
(i) Upon adoption of these new standards, the Company designated its cash, term deposits and short-term investments as held-for-trading, which are measured at fair value.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)

All financial instruments are measured on the balance sheet at fair value except for loans and receivables and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value for held-for-trading financial assets are recognized in net income (loss) for the period. All financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments, which is dependent on their initial classification, is summarized as follows:

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

  For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, as per the carrying value of the related financial asset or liability, amounts are subject to either effective interest amortization or fair market value adjustments. All derivative financial instruments are classified as held-for- trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses resulting from changes in their fair value are included in operations in the period in which they arise. Except as described in Note 5, the adoption of this new standard did not have a significant effect on the consolidated financial statements of the Company as of July 1, 2007. Refer to Note 15 for further information on the classification and measurement of the Company’s financial assets and financial liabilities.

Accounting Changes

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

Changes in accounting policies

Effective September 1, 2008, the Company adopted four new CICA accounting standards: (a) Handbook Section 1535 “Capital Disclosures”; (b) Handbook Section 3862 “Financial Instruments – Disclosures”; (c) Handbook Section 3863 “Financial Instruments - Presentation”; and (d) Handbook Section 3031 “Inventories”. The main requirements of these new standards and the resulting financial statement impact are described below. Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes, except for presentation of unrealized foreign currency translation adjustments arising from self-sustaining foreign operations and translation of the functional currency to the reporting currency which are presented as part of other comprehensive income (loss) retroactively.

(a)	Capital Disclosures, Section 1535

This standard establishes the basis for disclosing information, both qualitative and quantitative, to enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital.

(b)	Financial Instruments – Disclosures, Section 3862

The new disclosure requirement of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Company is exposed to from financial instruments and how those risks are being managed.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Changes in accounting policies (cont’d)

(c)	Financial Instruments – Disclosures, Section 3863
This standard carries forward, unchanged, and replaces the presentation requirements of Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”.

(d)	Inventories, Section 3031

Under this standard, which replaces Section 3030, “Inventories”, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the previous guidance of the “lower of cost and market”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements.

Future accounting standards
Recent Accounting Pronouncements
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

In March 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11. The result was an increase in the Company’s ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

(a)	the settlement of advances from the Company to CIBT totalling US$1,555,786 in exchange for 1,668,321 common shares of CIBT at approximately US$0.93 per share;
(b)	the acquisition of 1,548,678 common shares from treasury of CIBT at approximately US$0.93 per share for total cash consideration of US$1,444,214; and
(c)

the purchase of 3,813,935 previously issued common shares of CIBT from non-controlling shareholders of CIBT in exchange for the issuance of 4,853,113 common shares of the Company at a price of $1.00 per share.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

a)	CIBT School of Business & Technology Corp. (cont’d)

The increase of the Company’s ownersihip in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 23.7% increase in the ownership of CIBT are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$1,009,236
Accounts receivable	294,736
Prepaids and other current assets	226,022
Property and equipment	247,481
Deferred costs and other	88,661
Intangible assets subject to amortization	161,856
Intangible assets not subject to amortization	3,572,000
Goodwill	1,664,644
Accounts payable	(357,783)
Deferred revenue	(497,302)
Due to related parties	(471,676)
Future income tax liabilities	(910,500)
Non-controlling interest	(167,470)

Net assets acquired equal to purchase price	$4,859,905

Purchase price comprised of:
4,853,113 shares issued at $1.00 per share	$4,853,113
Non-controlling interest share of the Company equity contributions in (a) and (b) above	6,792
Total purchase price	$4,859,905

Goodwill has been allocated to the CIBT business segment. In connection with the balance of goodwill acquired, a total of $NIL will be deductible for tax purposes.

During the twelve month period ended August 31, 2008, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11. Effective December 10 2007, Shane Corporation SARL (“Shane”), completed the exercise of its share purchase warrants for 5,361,667 common shares of CIBT reducing the Company’s ownership in CIBT to 78.1%. On December 10, 2007, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Company’s common shares. Shane decided to exercise the CIBT warrants without a prior agreement by the Company to purchase these warrant shares back. The result of this second transaction was an increase in the Company’s ownership in CIBT from 78.1% to 99.9%.

These transactions are summarized as follows:
(b)

The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Company’s common shares, which were measured at $5,443,800 being the fair value of the net assets acquired. The fair value of the net assets acquired was determined to be more reliably measurable than the fair value of the shares issued.

The dilution gain of $2,192,524 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to the Company over the net book value of the Company’s proportionate interest diluted in CIBT. The issue of shares by CIBT increased the proportionate interest of the non-controlling interest shareholders and decreased the proportionate interest of the Company.

In the event that the Company’s common shares remain listed on the TSX Venture Exchange or the NYSE Alternext US (previously named as the American Stock Exchange), and the daily reported market price per share of the Company’s common shares is equal to or greater than $3.00 per share for nine consecutive months during the two calendar year period beginning on the original date of issuance of the Company’s common shares, then Shane will forfeit to the Company for no consideration a total of 966,667 common shares of the Company.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

a)	CIBT School of Business & Technology Corp. (cont’d)

The increase of the Company’s ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method. The proportionate fair value of the assets acquired and liabilities assumed as a result of the Company’s 21.8% increase in the ownership of CIBT, as restated (refer to Note 8), are as follows:

Proportionate Share Acquired

Cash and cash equivalents	$1,322,162
Accounts receivable	84,313
Prepaids and other current assets	363,889
Property and equipment	270,608
Deferred costs and other	100,119
Due from related parties	949,797
Intangible assets subject to amortization	246,352
Intangible assets not subject to amortization	3,147,000
Goodwill	985,205
Accounts payable	(451,922)
Deferred revenue	(617,923)
Future income tax liability	(830,000)
Non-controlling interest	(125,800)

Net assets acquired equal to purchase price	$5,443,800

Purchase price comprised of:
10,000,000 shares issued, measured at fair value of net assets acquired	$5,443,800

Total purchase price	$5,443,800

The goodwill has been allocated to the CIBT business segment. In connection with the balance of goodwill acquired, a total of $NIL will be deductible for tax purposes.

Establishment of Beihai College

By agreement dated August 11, 2004 (the “Weifang Agreement”), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University (“Weifang”) in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005. Beihai College is a People’s Republic of China (“PRC”) government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years). The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected. Refer to Note 6 and Note 22.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

b)	Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”). The SSCC Assets will enable the Company to continue to operate the SSCC business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada. The business also has locations in Vietnam, the Philippines, Jordan and China.

As consideration, the Company has paid an initial amount to the vendors of $6,385,446 and incurred transaction costs of $353,030. In addition, $1,000,000 is being held in escrow which will be released 12 months after the closing date (December 17, 2007), subject to: (a) the satisfaction of certain conditions; and (b) adjustments based on the final determination of the working capital acquired at the time of closing.

Of the amount held in escrow, $526,190 (August 31, 2008 – $709,082), being the final adjusted amount to be paid out of escrow, has been included in the purchase price. During the current period, SSDC and the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008. The result was a reduction of the purchase price of $210,899 which resulted in a corresponding reduction in the amount of goodwill recorded in the original purchase price allocation.

In addition, the Company has agreed to pay a total of $2,159,000 of further consideration which will be paid upon the achievement of the following milestones by the newly acquired business (the “SSCC Business”):
(a)

up to $886,333 if the net income of the SSCC Business before interest, taxes, depreciation and amortization is equal to or exceeds $2,300,000 for the period September 1, 2007 to August 29, 2008, such amount to be calculated according to a formula which is based upon the excess;

(b)

up to a maximum of $886,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 30, 2008 to August 28, 2009, such amount to be calculated according to a formula which is based upon the excess; and

(c)

up to a maximum of $386,333 if the EBITDA for the SSCC Business is equal to or exceeds $2,300,000 for the period August 29, 2009 to August 27, 2010, such amount to be calculated according to a formula which is based upon the excess.

For the period from August 30, 2008 to August 28, 2009, EBITDA was $4,840,311 and, accordingly additional purchase price payable of $886,333 has been accrued and recorded as an accrued liability as at August 31, 2009, resulting in a corresponding increase in the original amount of goodwill attributed to the business combination. The additional consideration will be reduced if the EBITDA is less than $2,300,000 for the first two fiscal years following closing.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

b)	Sprott-Shaw Degree College Corp. (cont’d)

The acquisition of the SSCC Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed on the acquisition date, as restated (refer to Note 8), being as follows:

Fair Value of Assets Acquired

Accounts receivable	$5,453,877
Inventory	703,530
Prepaids and other current assets	380,965
Property and equipment	2,371,397
Intangible assets subject to amortization	3,275,000
Intangible assets not subject to amortization	5,982,000
Goodwill	3,161,203
Bank overdraft	(117,174)
Accounts payable and accrued liabilities	(2,157,135)
Deferred revenue	(10,177,278)
Long term debt and lease obligations	(1,017,542)
Due to related parties	(411,285)

Net assets acquired equal to purchase price	$7,447,558

Purchase price comprised of:
Cash	$7,094,528
Acquisition costs	353,030

Total purchase price	$7,447,558

The goodwill has been allocated to the SSDC business segment. In connection with the balance of goodwill acquired, a total of $2,155,937 will be deductible for tax purposes.

c)	Tourism Training Institute

On April 30, 2008, the Company acquired the primary assets and liabilities used in the operation of Tourism Training Institute (“TTI” and the “TTI Assets”). The TTI Assets will enable the Company to continue to operate the TTI business which consists of developing and delivering tourism educational systems. TTI is an accredited education institution based in Vancouver with branch offices in Beijing, and has exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses. As consideration, the Company paid $201,648 to the vendors and incurred transaction costs of $19,774.

The acquisition of the TTI Assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Fair Value of Assets Acquired

Accounts receivable	$92,268
Property and equipment	24,000
Intangible assets subject to amortization	281,247
Deferred revenue	(176,093)

Net assets acquired equal to purchase price	$221,422

Purchase price comprised of:
Cash	$201,648
Acquisition costs	19,774

Total purchase price	$221,422

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

c)	Tourism Training Institute (cont’d)

The purchase price allocation for this acquisition has been finalized which did not result in significant changes to the preliminary purchase price allocation.

TTI’s Canadian operations have been integrated with SSDC’s operations in Canada, and TTI’s China operations have been integrated with CIBT’s operations in Beijing.

d)	Concordia Career College / Modus International Language Institute

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

The operations of the Concordia Group have been integrated with SSDC’s operations in Canada. As consideration, the Company will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets are met by the Concordia Group within the 18 month period. To date, certain of the targets have not been met and, accordingly, the $150,000 consideration is not payable. However, the Company is currently in discussions with the vendor about the possibility of paying a prorated amount of the original consideration which will be recorded if and when finalized between the parties.

e)	IRIX Design Group Inc.

IRIX, a private British Columbia, Canada corporation engaged in full service multi-media and advertising agency services in Canada, USA and Hong Kong. The operations of IRIX include the accounts of its wholly-owned subsidiaries, IRIX Design Group Inc., a California corporation, and IRIX Design (Hong Kong) Company Limited, a Hong Kong company.

f)	Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (“AIMI”), a US reporting company, US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009. The loan is to be used by AIMI for general and administrative purposes. At any time before February 9, 2009, the Company has the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of US$0.01 per share. As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Company’s loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.

During the period from February 9, 2007 to December 31, 2007, AIMI received subscriptions of US$648,300 towards the issuance of a total of 1,634,491 common shares at prices ranging from US$0.22 per share to US$0.50 per share. These shares have diluted the Company’s potential ownership interest in AIMI to 69%. In addition, concurrent with the loan being advanced, certain members of the Company’s management team and Board of Directors became members of AIMI’s Board of Directors.

The Company has identified AIMI as a variable interest entity (“VIE”) as AIMI does not have sufficient equity at risk to finance its activities without subordinated financial support. The Company has determined that it is the primary beneficiary of AIMI as the Company is exposed to a majority of the expected losses from AIMI’s activities or is entitled to receive a majority of the AIMI’s residual returns or both. Accordingly, for the period February 9, 2007 to June 30, 2007 and the 2008 fiscal period, the Company’s financial position and results of operations includes that of AIMI offset by a non-controlling interest in the increase in net assets of AIMI.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 3 – SUBSIDIARIES (cont’d)

f)	Asia Interactive Media Inc. (cont’d)

On September 29, 2008, AIMI repaid the US$150,000 loan plus accrued interest of US$19,233 to the Company. In addition, members of the Company’s management team and Board of Directors resigned from AIMI’s Board of Directors on September 29, 2008. Accordingly, effective September 29, 2008, the Company ceased to consolidate AIMI and the results of operations and cash flows for all periods presented have been presented on a discontinued operations basis. For the period from September 1, 2008 to September 29, 2008 the results of operations of AIMI was $NIL and the gain (loss) resulting from the disposal of AIMI was $NIL.

As of September 29, 2008, the assets and liabilities of AIMI disposed of were as follows:

Cash	$581,114
Other assets	177,909
Accounts payable and accrued liabilities	(39,352)
Due to related parties	(18,429)
Loan payable to CIBT Education Group Inc.	(179,134)
Non-controlling interests	(522,108)

$-

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2009 and 2008:

	August 31, 2009	August 31, 2008
Trade receivables	$7,999,851	$5,527,214
Less: allowance for bad debts	(428,835)	(904,255)
	$7,571,016	$4,622,959

NOTE 5 – MARKETABLE SECURITIES

At August 31, 2009, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”). The investment in NextMart for the period from September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855, Financial Instruments –Recognition and Measurement, whereby the Company’s investment in NextMart commenced being recorded at market value. On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period. During the two month period ended August 31, 2007, the Company recorded an unrealized loss into other comprehensive income of $420,732 resulting from the adoption of Section 3855. As at August 31, 2008, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $1,364,246.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 5 – MARKETABLE SECURITIES (cont’d)

During the year ended August 31, 2009, the Company recorded a mark to market adjustment in the Canadian dollar equivalent carrying value of the investment in NextMart totaling $39,574 which was recorded as a charge to other comprehensive income.

The components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2009		August 31, 2008
	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Trading securities	45,000	$1,133	45,000	$1,437
Available-for-sale securities	5,817,824	146,522	5,817,824	185,792

	5,862,824	$147,655	5,862,824	$187,229

Market price	US$0.02 per share		US$0.03 per share

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consisted of the following at August 31, 2009 and 2008:

	August 31, 2009	August 31, 2008

Prepaid expenses and deposits	$1,830,775	$559,804
Tuition fees held by Weifang University (Note 3(a))	1,263,118	1,492,596
Tuition fees held by Far Eastern University	159,851	-
Cash held in trust by lawyer	228,000	-

	$3,481,744	$2,052,400

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at August 31, 2009 and 2008:

	August 31, 2009	August 31, 2008

Furniture and equipment	$3,753,930	$3,182,656
Leasehold improvements	2,593,965	2,410,751
Equipment under capital lease	548,287	336,583

	6,896,182	5,929,990

Accumulated amortization - furniture and equipment	(1,858,534)	(1,314,827)
Accumulated amortization - leasehold improvements	(1,132,401)	(723,165)
Accumulated amortization - equipment under capital lease	(166,435)	(89,292)

	(3,157,370)	(2,127,284)

	$3,738,812	$3,802,706

During the fiscal year ended August 31, 2009, the Company recorded amortization of property and equipment totalling $1,076,219 (twelve months ended August 31, 2008 - $692,524 and two months ended August 31, 2007 - $42,857).

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 7 – PROPERTY AND EQUIPMENT (cont’d)

IRIX acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between January 12, 2011 and December 1, 2013. The equipment is amortized as follows: $109,431 on a straight-line basis over 60 months to a residual buy out amount of $33,539, and $21,300 using a declining balance rate of 20% to a residual buy out amount of $2. Included in amortization expense for the current period is $19,012 (twelve months ended August 31, 2008 - $19,165 and two months ended August 31, 2007 - $3,194) relating to equipment under capital leases. Included in accumulated amortization as at August 31, 2009 is $60,353 (2008 – $41,341) relating to equipment under capital leases.

SSDC acquired certain of its equipment by way of capital leases. These leases have expiry dates ending between April 30, 2012 and May 1, 2014. The equipment is amortized as follows: $417,556 using a declining balance rate of 20% to a residual buy out amount ranging from $1,500 to estimated fair market value of the equipment at the end of the lease. Included in amortization expense for the current period is $58,131 relating to equipment under capital leases. Included in accumulated amortization as at August 31, 2009 is $106,082 (twelve months ended August 31, 2008 - $47,951 and two months ended August 31, 2007 - $NIL) relating to equipment under capital leases.

The future minimum payments required in connection with the capital leases are as follows:

For the years ending August 31,	2010	$137,685
	2011	144,537
	2012	88,706
	2013	59,173
	2014	53,541

		483,642
Less: amount representing interest		(94,191)

		389,451
Less: current portion		(98,231)

		$291,220

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 8 – RESTATEMENT

The consolidated financial statements of the Company for the fiscal period ended August 31, 2008 have been restated to reflect the change in amounts allocated to certain acquired intangible assets, goodwill and deferred revenues resulting from the Company’s December 2007 business combinations involving CIBT and SSDC as described in Notes 3 (a) and (b). The August 31, 2008 purchase price allocations relating to these business combinations were amended. The Company’s previously issued financial statements have been restated to give effect to these amendments as follows:

		August 31, 2008
	As Previously
	Reported	As Restated	Change

CIBT
Intangible assets subject to amortization	$106,352	$246,352	$140,000
Intangible assets not subject to amortization	1,725,000	3,147,000	1,422,000
Goodwill	2,156,705	985,205	(1,171,500)
Future income tax liability	(439,500)	(830,000)	(390,500)

	$3,548,557	$3,548,557	$-

		August 31, 2008
	As Previously
	Reported	As Restated	Change

SSDC
Intangible assets subject to amortization	$5,158,000	$3,275,000	$(1,883,000)
Intangible assets not subject to amortization	4,369,000	5,982,000	1,613,000
Goodwill	2,874,583	3,161,203	286,620
Deferred revenue	(10,160,658)	(10,177,278)	(16,620)

	$2,240,925	$2,240,925	$-

This restatement had no significant impact on Company’s prior period results of operations or shareholders’ equity. Accordingly, there has been no restatement of the Company’s statement of income (loss) and comprehensive income (loss), statement of accumulated other comprehensive income (loss), statement of deficit and statement of cash flows for the fiscal period ended August 31, 2008.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 9 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:

		August 31, 2009
Amounts restated (refer to Note 8)	Cost	Accumulated Amortization	Carrying Value

Intangible assets subject to amortization

Beginning balance	$4,264,064	$(1,221,027)	$3,043,037

Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184

Ending balance	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current year			-

Ending balance			$11,924,340

Total intangible assets			$14,410,019

Goodwill

Beginning balance			$6,335,441

Additions during the current year			675,434

Ending balance			$7,010,875

		August 31, 2008
Amounts restated (refer to Note 8)	Cost	Accumulated Amortization	Carrying Value

Intangible assets subject to amortization

Beginning balance	$539,755	$(99,361)	$440,394

Additions during the current period	3,737,792	(1,175,559)	2,562,233
Disposals during the current period	(15,223)	5,075	(10,148)
Foreign exchange adjustments	1,740	48,818	50,558

Ending balance	$4,264,064	$(1,221,027)	$3,043,037

Intangible assets not subject to amortization

Beginning balance			$3,572,000

Additions during the current period			9,129,000
Disposals during the current period			(776,660)

Ending balance			$11,924,340

Total intangible assets			$14,967,377

Goodwill

Beginning balance			$4,396,144

Additions during the current period			2,301,241
Disposals during the current period			(361,944)

Ending balance			$6,335,441

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 9 – INTANGIBLE ASSETS AND GOODWILL (cont’d)

		August 31, 2009
Amounts restated (refer to Note 8)	Cost	Accumulated Amortization	Carrying Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(126,338)	$221,995
Internally developed curriculum – acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684
	$4,323,588	$(1,837,909)	$2,485,679
Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,410,019

		August 31, 2008
Amounts restated (refer to Note 8)	Cost	Accumulated Amortization	Carrying Value

Intangible assets subject to amortization

Agreements and contracts – curriculum access	$348,333	$(41,567)	$306,766
Internally developed curriculum – acquired	2,052,000	(91,200)	1,960,800
Foreign university cooperative agreements and others	1,863,731	(1,088,260)	775,471
	$4,264,064	$(1,221,027)	$3,043,037
Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,967,377

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2009 and 2008:

	August 31, 2009	August 31, 2008

Trade accounts payable	$2,346,716	$2,455,648
Payroll and related liabilities	1,164,802	924,305
SSDC purchase price payable	886,333	886,333
Tuition fees and grants payable	804,380	78,438
Others	182,536	448,892

	$5,384,767	$4,793,616

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 11 – LONG-TERM DEBT

On April 25, 2007, CIBT completed a US$5 million debenture (due three years from issuance with interest at a rate of 8% per annum payable quarterly) and warrant financing with Shane, an affiliate of Camden Partners Holdings LLC, a US based private equity firm with expertise in the for-profit education sector. Shane advanced to CIBT US$5 million in exchange for a debenture issued by CIBT and common share purchase warrants to purchase 5,361,667 common shares of CIBT at a price of approximately US$0.93 per share. CIBT paid fees in connection with the placement of this financing totalling US$500,000 plus 268,083 common share purchase warrants with similar terms and conditions to the financing warrants. CIBT paid additional costs in connection with this financing totalling US$545,600.

The Company classified the above debenture and related warrants into its component parts being a financial liability and equity instrument. The total proceeds and financing costs were allocated to their component parts on a relative -fair value basis. The fair value of the debt without the detachable warrants was estimated based on an estimated interest rate of 15% debt with comparable terms and risk profile. The fair value of the financing warrants and the placement agent warrants was estimated using the Black-Scholes option pricing model using the following assumptions: expected life of 2 years; risk free interest rate of 4.12%; expected dividend yield of 0% and an expected volatility of 50%. Based on the above fair value determinations and the estimate of the fair value of the placement agent warrants, the amount of the proceeds and costs allocated to the debt component and equity component (contributed surplus) at the issuance are as follows:

Amount allocated to:	Contributed Surplus			Debt		Total

Proceeds received	US$	1,300,146	US$	3,699,854	US$	5,000,000
Finance fees paid (including agent warrants)		(216,342)		(829,258)		(1,045,600)

Carrying value at issuance	US$	1,083,804	US$	2,870,596	US$	3,954,400

Over the period from issuance to maturity of the debt, the carrying value of the debt, net of finance costs, will be accreted to the face amount of US$5,000,000 using the effective interest method. Further, in the event that CIBT pays the debt out prior to maturity, any unamortized amount will be immediately charged to operations. Under the effective interest method, the effective rate of interest is 31%.

Effective December 10, 2007, as described in Note 3(a), Shane exercised their 5,361,667 share purchase warrants for proceeds to CIBT of US$5,000,000. CIBT and Shane agreed that, as consideration in connection with the warrant exercise, Shane would settle the US$5,000,000 owed to CIBT under the debenture agreement. Also during the period, CIBT paid all interest owing to Shane totalling US$280,096. The continuity of the debt carrying value since inception is as follows:

Carrying value at issuance	US$	2,870,596
Accretion of fair value interest and accrued finance costs		162,309

Balance at June 30, 2007		3,032,905
Accretion of fair value interest and accrued finance costs		437,212
Interest payments		(280,096)

Balance at December 10, 2007 before repayment		3,190,021
Interest costs on debt settlement		1,809,979

		5,000,000
Less: repayment		(5,000,000)

Balance at August 31, 2008 and 2009	US$	-

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 11 – LONG-TERM DEBT (cont’d)

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $30,000 plus interest at the prime rate plus 0.35%	$175,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	41,117

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	10,322

226,439
Less: current portion	(182,112)

Balance at August 31, 2009	$44,327

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 0.20%. As at August 31, 2009, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:

  a first priority security interest in the assets of SSDC

  assignment of fire and perils insurance on the property of SSDC postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:

  the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time the adjusted fixed charge coverage ratio is not less than 1.15 to 1.0 at any time

The adjusted fixed charge coverage ratio is defined in accordance with the agreement between SSDC and the banking facility.

Principal repayments due over the next five years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2010	$182,112
	2011	7,603
	2012	2,492
	2013	2,712
	2014	31,520

		$226,439

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 12 – SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$20,136,676

- for cash by exercise of options at $0.30 per share	50,000	15,000
- for cash by exercise of options at $0.35 per share	100,000	35,000
- for cash by exercise of options at $0.50 per share	175,000	87,500
- for cash by exercise of options at $0.80 per share	50,000	40,000
- for cash by exercise of warrants at $0.58 per share	1,036,000	4,502,498
- for cash by exercise of warrants at $0.80 per share	20,000	4,853,113
- for private placement at $0.75 per share	6,003,330	(177,175)
- fees and commissions for private placement	-	600,880
- for acquisition of CIBT common shares at $1.00 per share	4,853,113	16,000
- contributed surplus reallocated on exercise of stock options	-	96,500

Balance at June 30, 2007	47,840,073	30,205,992

- for cash by exercise of warrants at $0.58 per share	18,182	10,546

Balance at August 31, 2007	47,858,255	30,216,538

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $0.58 per share	1,559,092	904,273
- for cash by exercise of warrants at $0.75 per share	25,100	18,825
- for cash by exercise of warrants at $0.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(a))	10,000,000	5,443,800
- fair value of agent’s warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and 2009	64,109,297	$44,350,606

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – $2,999,999) and non-brokered private placement (1,164,500 units – $2,212,550) for a total of 2,743,447 units at $1.90 per unit for total proceeds of $5,212,549. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. For the brokered portion of the private placement, the Company paid $210,000 in fees and commissions. The Company applied the residual approach and allocated the total proceeds of $5,002,549 to the common shares and $NIL to investor warrants. In addition, the Company paid a further commission of 236,842 agent’s warrants with an estimated fair value of $135,000 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

On January 7, 2008, the Company completed a private placement of 1,265,042 units at $1.90 per unit for total proceeds of $2,403,580. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance. The Company paid $19,950 in fees and commissions. The Company applied the residual approach and allocated the total proceeds of $2,383,630 to the common shares and $NIL to investor warrants. In addition, the Company paid a further commission of 22,500 agent’s warrants with an estimated fair value of $18,675 with each agent’s warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 12 – SHARE CAPITAL (cont’d)

The fair value of the agent’s warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of two years; risk-free interest rate of 3.64%; expected dividend yield of 0% and an expected volatility of 42.8%.

Share purchase warrants

The Company has 5,211,919 share purchase warrants outstanding exercisable at prices ranging from $0.80 per share to $2.25 per share exercisable for periods ending from November 27, 2009 to February 13, 2010.

During the year ended August 31, 2009, the Company extended the term of certain warrants originally set to expire February 13, 2009 by one year. The fair value of this warrant extension was estimated to be $648,600. The Company originally accounted for the estimated fair value of these investor warrants using the residual approach which resulted in the related private placement unit proceeds being allocated entirely to the common shares. The fair value of this warrant extension was determined to be a cost of equity and was recorded as warrants in shareholders’ equity with a corresponding charge to deficit.

The Company’s share purchase warrant activity is summarized as follows:

	Number of	Weighted Average	Weighted Average
	Warrants	Exercise Price ($)	Remaining Life

Balance, June 30, 2006	2,613,273	0.58	1.77 years

- warrants issued	3,235,232	0.80
- warrants expired
- warrants exercised	(1,056,000)	0.58

Balance, June 30, 2007	4,792,505	0.73	1.34 years

- warrants issued	2,263,587	2.21
- warrants exercised	(1,635,707)	0.59

Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

Details of warrants outstanding and exercisable as at August 31, 2009 are as follows:

Number of			Remaining
Warrants	Exercise Price	Expiry Date	Contractual Life

2,948,332	$ 0.80	February 13, 2010	0.45 years
236,842	$ 1.90	November 27, 2009	0.24 years
1,371,724	$ 2.25	November 27, 2009	0.24 years
22,500	$ 1.90	January 7, 2010	0.35 years
632,521	$ 2.25	January 7, 2010	0.35 years

5,211,919

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,250,000 shares at prices ranging from $0.50 per share to $2.00 per share exercisable for periods ending from December 15, 2009 to January 21, 2012.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 12 – SHARE CAPITAL (cont’d)

Stock options (cont’d)

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

  All options granted under the Plan are non-assignable and non-transferable.

  If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other than by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Company’s stock option activity is summarized as follows:

		Weighted Average	Weighted Average
	Number of Options	Exercise Price ($)	Remaining Life

Balance, June 30, 2006	3,250,000	0.55	3.61 years

- options granted during the year	1,500,000	1.53
- options forfeited, expired and cancelled during the year	(185,000)	0.53
- options exercised during the year	(375,000)	0.47

Balance, June 30, 2007	4,190,000	0.91	3.56 years

- options granted during the year	970,000	1.92
- options exercised during the year	(625,000)	0.49

Balance, August 31, 2008	4,535,000	1.18	2.57 years

- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

Details of options outstanding as at August 31, 2009 are as follows:

Number of	Number of			Remaining
Options Outstanding	Options Exercisable	Exercise Price	Expiry Date	Contractual Life

415,000	415,000	$ 0.50	December 15, 2009	0.29 years
1,325,000	210,000	$ 0.58	February 19, 2011	1.47 years
100,000	993,750	$ 1.70	March 19, 2011	1.55 years
750,000	1,450,000	$ 2.00	March 19, 2011	1.55 years
210,000	100,000	$ 0.51	January 21, 2012	2.39 years
1,450,000	300,000	$ 1.53	June 21, 2012	2.81 years
4,250,000	3,468,750
$1.17 Average Price	$1.12 Average Price

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 12 – SHARE CAPITAL (cont’d)

Stock-based compensation

On June 22, 2007, 1,500,000 stock options were granted to employees, officers, directors and consultants of the Company at a price of $1.53 per share, exercisable for a term of five years subject to vesting at a rate of 30% after 6 months of grant, 40% after 12 months of grant and the final 30% after 18 months of grant. The fair value of these options at the date of grant totalling $1,380,000 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of five years; risk-free interest rate of 4.65%; expected dividend yield of 0% and an expected volatility of 67.5%. The estimated fair value of the options granted to employees, officers and directors is recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On October 1, 2007, 120,000 stock options were granted to consultants of the Company at a price of $1.62 per share, exercisable for a term of one year. These options vest at a rate of 25% at the end of each of 3, 6, 9 and 12 months from the date of grant. On March 20, 2008, 850,000 stock options were granted to employees, officers, directors and consultants of the Company at prices ranging from $1.70 per share to $2.00 per share, exercisable for a term of three years. Of these options, 100,000 vest immediately and 750,000 vest at a rate of 20% at the end of each of 12, 15, 18, 21 and 24 months from the date of grant. The fair value of these options at the date of grant totalling $564,500 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of three years; risk-free interest rate of 2.65%; expected dividend yield of 0% and an expected volatility of 44.1%. The estimated fair value of the options granted to employees, officers and directors will be recorded as compensation expensed on a straight-line basis over the vesting period of the underlying options.

On January 22, 2009, 210,000 stock options were granted to employees, officers and directors of the Company at a price of $0.51 per share, vested and exercisable immediately. The fair value of these options at the date of grant totalling $52,500 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.38%; expected dividend yield of 0% and an expected volatility of 75.0%. The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.

The stock-based compensation expenses are summarized as follows:

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

2006 stock option grant	$63,989	$264,801	$38,675	$192,845
2007 stock option grant	221,666	959,727	157,338	20,148
2008 stock option grant	242,943	238,328	-	-
2009 stock option grant	52,500	-	-	-

	$581,098	$1,462,856	$196,013	$212,993

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 13 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, June 30, 2006	$945,691

Stock compensation on vesting of stock options	212,993
Surplus from sale of treasury shares	170,308
Fair value of warrants from debenture and warrant financing (Note 11)	1,216,178
Allocated to share capital on exercise of options	(96,500)

Balance, June 30, 2007	2,448,670

Stock compensation on vesting of stock options	1,658,869
Surplus from sale of treasury shares	304,565
Fair value of agent’s warrants for private placement	153,675
Allocated to share capital on exercise of options	(202,000)

Balance, August 31, 2008	4,363,779

Stock compensation on vesting of stock options	581,098

Balance, August 31, 2009	$4,944,877

NOTE 14 – TREASURY SHARES

In accordance with TSX Venture Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. As at August 31, 2009, 3,146,496 common shares with an accumulated cost of $4,325,491 have been recorded as treasury shares held. On March 24, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of 1.5 million common shares of the Company. The Company purchased up to the allowable limit of 1.5 million common shares on September 11, 2008. On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company. The TSX normal course issuer bid will expire on October 8, 2009.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value
Balance, June 30, 2006	645,000	$331,006

Purchases of treasury shares	1,362,196	1,541,111
Carrying value of treasury shares sold during the period	(600,000)	(309,692)

Balance, June 30, 2007	1,407,196	1,562,425

Purchases of treasury shares	1,843,500	3,369,470
Carrying value of treasury shares sold during the period	(800,000)	(983,435)

Balance, August 31, 2008	2,450,696	3,948,460

Purchases of treasury shares	695,800	377,031

Balance, August 31, 2009	3,146,496	$4,325,491

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 15 – FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

  Held-to-maturity investments measured at amortized cost using effective interest method;

  Available-for-sale assets measured at fair value;

  Assets and liabilities held-for-trading measured at fair value;

  Loans and receivables measured at amortized cost using effective interest method; and

  Other financial liabilities measured at amortized cost using effective interest method.

The carrying values and classifications of the Company’s financial assets and liabilities as at August 31, 2009 are as follows:

	Held-for-Trading	Available-for-Sale	Loans and Receivables	Other Financial Liabilities	Total

Financial Assets
Cash	$10,337,128	$-	$-	$-	$10,337,128
Accounts receivable	-	-	7,571,016	-	7,571,016
Marketable securities	1,133	146,522	-	-	147,655
Other assets	-	-	-	-	-

	$10,338,261	$146,522	$7,571,016	$-	$18,055,799

Financial Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$5,384,767	$5,384,767
Long-term debt	-	-	-	226,439	226,439
Due to related parties	-	-	-	274,563	274,563

	$-	$-	$-	$5,885,769	$5,885,769

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 16 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China. The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 30.17% (2008 – 32.62%).

The following table is a reconciliation of income tax expense at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Income (loss) before taxes	$778,351	$(4,589,071)	$(681,263)	$605,268
Statutory Canadian income tax rate	30.17%	32.37%	34.12%	34.12%

Income tax expense (recovery) at statutory rate	234,828	(1,485,482)	(232,447)	206,517
Effect of differences in foreign tax rates	(37,166)	(184,187)	2,758	(1,052)
Expired non-capital loss carry-forwards	927,069	428,410	-	352,294
Non-deductible expenses (income), net	49,954	569,465	102,136	27,005
Differences between current year rate and rates used to measure future income taxes	9,644	276,212	33,480	-
Changes in corporate tax rates	170,313	216,159	20,546	32,832
Tax effect of dilution gain included in dilution gain	-	196,702	-	-
Differences in prior period tax returns as filed	(213,282)	237	(52,656)	(51,705)
Other taxes	19,263	17,780	32,508	-
Change in valuation allowance	(871,472)	325,010	127,337	(188,131)
Other	(3,910)	(8,853)	(1,154)	(134,076)

Income tax provision	$285,241	$351,452	$32,508	$243,684

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	As at August	As at August
	31, 2009	31, 2008

		As Restated – Note 8
Future income tax assets
Canada
Non-capital loss carry-forwards	$2,406,007	$2,815,534
Share issuance costs	122,738	209,552
Investments	440,826	450,091
Property and equipment	10,044	23,887
China
Non-capital loss carry-forwards	133,856	104,059
Property and equipment	23,204	21,003

Total future income tax assets before valuation allowance	3,136,675	3,624,126
Less: valuation allowance	(2,632,105)	(3,503,577)

	504,570	120,549

Future income tax liabilities
Canada
Property and equipment	(19,376)	(6,217)
Intangible assets	(627,974)	(57,197)
China
Property and equipment	(104,322)	(97,255)
Intangible assets	(1,494,505)	(1,533,425)

	(2,246,177)	(1,694,094)

Net future income tax liabilities	$(1,741,607)	$(1,573,545)

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 16 – INCOME TAXES (cont’d)

The following table details the movement in the valuation allowance.

	August 31, 2009	August 31, 2008

Beginning balance	$3,503,577	$3,051,230

Current period tax losses and temporary differences	98,240	1,005,576
Expired tax losses during the period	(927,069)	(428,410)
Impact of change in statutory rates on opening balance	(170,313)	(236,705)
Differences in prior period tax returns as filed	118,747	104,388
Other	8,923	7,498

	(871,472)	452,347

Ending balance	$2,632,105	$3,503,577

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Total

2012	$36,032	$-	$36,032
2013	140,310	1,396,409	1,536,719
2014	359,083	928,481	1,287,564
2025	-	587,698	587,698
2026	-	856,335	856,335
2027	-	2,985,352	2,985,352
2028	-	2,554,479	2,554,479
2029	-	262,241	262,241

	$535,425	$9,570,995	$10,106,420

NOTE 17 – COMMITMENTS AND CONTINGENCIES

CIBT entered into a lease agreement on behalf of the Company for the Company’s corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014). Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,152 for the first three years and $91,680 for the final two years plus taxes and operating costs.

The Company has estimated future minimum lease payments under this operating lease as follows:

For the years ending August 31,	2010	$85,212
	2011	88,150
	2012	88,150
	2013	91,088
	2014	91,676

		$444,276

During 2007, CIBT’s subsidiaries in China entered into various lease agreements in Beijing and Weifang. CIBT has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2010	$129,663
	2011	125,277

		$254,940

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 17 – COMMITMENTS AND CONTINGENCIES (cont’d)

SSDC is committed to payments consisting of office and campus premises rental and operating leases for equipment. SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2010	$1,156,424
	2011	1,148,229
	2012	917,611
	2013	380,105
	2014	161,369

		$3,763,738

NOTE 18 – RISK MANAGEMENT

The Company is engaged primarily in operations in the PRC and, accordingly, is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company manages all risk issues directly. The Company is engaged primarily in service related industries and manages related industry risk issues directly. The Company generates revenues from multiple sources and from a broad customer/client base and, accordingly, is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

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

Exchange rate risk
The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. A one point strengthening of the Chinese RMB against the Canadian dollar would result in an approximate 14% decrease in net earnings attributable to the business units in China.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2009 is reported net of allowance for bad debts of $428,835 (August 31, 2008 – $904,255). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan. A one point increase in the prime rate of interest would add approximately $5,500 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility to ensure financial resources are available. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 18 – RISK MANAGEMENT (cont’d)

Liquidity risk (cont’d)
The following table summarizes the obligations of the Company’s financial liabilities, including service obligations with respect to deferred revenues, and operating commitments as at August 31, 2009:

	2009				2008
				Greater than 5
	Less than 1 year	1 – 3 years	4- 5 years	years	Total	Total

Accounts payable and accrued liabilities	$5,384,767	$-	$-	$-	$5,384,767	$4,793,616
Income taxes payable	481,352	-	-	-	481,352	433,419
Deferred revenues	15,010,112	-	-	-	15,010,112	12,033,086
Capital leases	98,231	240,215	51,005	-	389,451	234,686
Long-term debt	182,112	44,327	-	-	226,439	593,428
Operating leases	1,371,299	2,838,610	253,045	-	4,462,954	4,096,596

	$22,527,873	$3,123,152	$304,050	$-	$25,955,075	$22,184,831

NOTE 19 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders. The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity, short-term debt and long-term debt. The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets. The Company monitors its capital using various financial ratios and non-financial performance indicators. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions. The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the short-term debt and long-term debt.

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Advertising	$5,699,158	$4,087,705	$186,675	$410,251
Bank charges and interest	198,838	158,625	2,371	11,553
Consulting and management fees	1,230,128	1,632,939	88,372	665,883
Directors insurance	79,074	58,927	-	-
Investor relations	49,892	120,998	32,375	102,429
Office and general	3,395,149	2,431,133	198,700	1,115,075
Professional fees	1,544,022	1,466,510	15,190	736,078
Regulatory fees	58,149	165,082	-	-
Rent	3,019,407	2,116,207	55,222	230,609
Salaries and benefits	9,631,436	6,517,877	284,149	1,732,301
Travel and promotion	445,823	478,006	43,903	332,280

	$25,351,076	$19,234,009	$906,957	$5,336,459

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 21 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Accounts receivable	$(2,944,714)	$1,403,791	$223,068	$332,825
Prepaid expenses	(1,368,736)	(687,680)	(534,919)	(98,552)
Inventory	119,894	105,658	-	-
Accounts payable and accrued liabilities	666,307	536,520	(484,384)	197,797
Income taxes payable	30,669	3,499	167,801	243,685
Deferred revenues and fees	2,875,843	(2,026,794)	2,895,846	29,796
Other assets	29,021	(52,681)	(80,000)	2,134

	$(591,716)	$(717,687)	$2,187,412	$707,685

NOTE 22 – RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB). Beihai College is a PRC government approved college which has been in operation since 2002. In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College. The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang. Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected. As at August 31, 2009, Weifang owed $2,008,503 (August 31, 2008 – $2,284,501) to CIBT. In addition, as at August 31, 2009, CIBT owed $790,546 (August 31, 2008 – $1,173,474) to Weifang.

As at August 31, 2009, a balance of $274,563 (August 31, 2008 – $315,911 and August 31, 2007 - $48,927) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company. Included in the amounts due to related parties is $179,031 (August 31, 2008 – $233,323) due to a non-controlling partner in one of the SSDC campus operations. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year ended August 31, 2009, the Company and its subsidiaries incurred $1,538,411 (2008 – $1,338,627) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT, SSDC and IRIX. A bonus of $300,000 is payable to the CEO of the Company in quarterly instalments of $75,000 per quarter. In addition, a bonus of $224,031 is payable to the President of SSDC.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 23 – SEGMENTED INFORMATION

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

Industry and Geographic Segments

	12 Months Ended August 31, 2009					12 Months Ended August 31, 2008
						As restated – Note 8

	CIBT	SSDC	IRIX	Corporate		CIBT	SSDC	IRIX	Corporate
	(China)	(Canada)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	(Canada)	Consolidated

Revenues
Educational – CIBT	$9,576,706	$-	$-	$-	$9,576,706	$7,997,918	$-	$-	$-	$7,997,918
Educational – SSDC	-	33,659,924	-	-	33,659,924	-	21,070,707	-	-	21,070,707
Design and advertising	-	-	1,314,328	-	1,314,328	-	-	1,961,205	-	1,961,205
Consulting income	-	-	-	-	-	-	-	-	131,449	131,449

	$9,576,706	$33,659,924	$1,314,328	$-	$44,550,958	7,997,918	21,070,707	1,961,205	131,449	31,161,279

Revenues, net of direct costs	$5,201,160	$22,439,524	$675,926	$-	$28,316,610	$4,255,096	$13,869,753	$837,192	$131,449	$19,093,490
Other expenses and items:
Amortization	(651,813)	(893,541)	(29,484)	(61,923)	(1,636,761)	(384,744)	(1,422,150)	(32,029)	(22,252)	(1,861,175)
General and administrative	(4,037,187)	(17,333,591)	(770,652)	(3,209,646)	(25,351,076)	(3,004,330)	(11,629,666)	(931,059)	(3,668,954)	(19,234,009)
Stock-based compensation	-	-	-	(581,098)	(581,098)				(1,462,856)	(1,462,856)
Interest on long-term debt	-	(41,579)	-	-	(41,579)	(113,799)	(44,395)	-	(14,266)	(172,460)
Interest costs on debt settlement	-	-	-	-	-	-	-	-	(1,968,882)	(1,968,882)
Gain on subsidiary share transactions	-	-	-	-	-	-	-	-	2,192,524	2,192,524
Gain (loss) on marketable securities	-	-	-	-	-	-	-	-	(11,906)	(11,906)
Impairment of marketable securities	-	-	-	-	-	-	-	-	(1,364,246)	(1,364,246)
Loss on disposal of assets	-	-	-	-	-	(5,599)	-	-	-	(5,599)
Non-controlling interests	(1,856)	(474,808)	-	(439)	(477,103)	(93,052)	(94,935)	-	78,832	(109,155)
Other income	45,831	-	9	26,415	72,255	105,922	143	(385)	100,368	206,048
Income tax recovery (provision), net	4,115	(289,356)	-	-	(285,241)	(351,452)	-	-	-	(351,452)
Inter-segment transactions	-	(2,342,337)	73,420	2,268,917	-	(235,922)	(924,932)	65,334	1,095,520	-

Net income (loss)	$560,250	$1,064,312	$(50,781)	$(1,557,774)	$16,007	$172,120	$(246,182)	$(60,947)	$(4,914,669)	$(5,049,678)

Total assets	$16,643,989	$29,861,938	$217,610	$654,414	$47,377,951	$18,071,965	$23,106,186	$400,316	$2,239,098	$43,817,565

Property and equipment	$1,287,078	$2,343,921	$101,175	$6,638	$3,738,812	$1,393,275	$2,275,272	$125,862	$8,297	$3,802,706

Intangible assets As Restated (Note 8)	$6,325,324	$7,883,800	$-	$200,895	$14,410,019	$6,515,885	$8,190,333	$-	$261,159	$14,967,377

Goodwill As Restated (Note 8)	$2,287,905	$4,722,970	$-	$-	$7,010,875	$2,287,905	$4,047,536	$-	$-	$6,335,441

Capital expenditures	$304,347	$443,953	$4,797	$-	$753,097	$581,475	$170,095	$12,080	$-	$763,650

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 23 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments (cont’d)

	2 Months Ended August 31, 2007					12 Months Ended June, 2007

	CIBT	SSDC	IRIX	Corporate		CIBT	SSDC	IRIX	Corporate
	(China)	(Canada)	(Canada)	(Canada)	Consolidated	(China)	(Canada)	(Canada)	(Canada)	Consolidated

Revenues
Educational - CIBT	$625,203	$-	$-	$-	$625,203	$7,017,898	$-	$-	$-	$7,017,898
Educational - SSDC	-	-	-	-	-	-	-	-	-	-
Design - IRIX	-	-	379,670	-	379,670	-	-	1,465,684	-	1,465,684
Consulting income	-	-	-	161,896	161,896	-	-	-	819,866	819,866

	$625,203	$-	$379,670	$161,896	$1,166,769	$7,017,898	$-	$1,465,684	$819,866	$9,303,448

Revenues, net of direct costs	$298,011	$-	$159,596	$161,896	$619,503	$3,250,993	$-	$644,955	$819,866	$4,715,814

Other expenses and other items:
Amortization	(44,537)	-	(4,867)	(361)	(49,765)	(251,065)	-	(36,716)	(2,705)	(290,486)
General and administrative	(535,243)	-	(126,640)	(245,074)	(906,957)	(2,618,150)	-	(663,784)	(2,054,525)	(5,336,459)
Stock-based compensation	-	-	-	(196,013)	(196,013)		-	-	(212,993)	(212,993)
Interest on long-term debt	(79,695)	-	-	-	(79,695)	(89,787)	-	-	(57,007)	(146,794)
Interest costs on debt settlement	-	-	-	(85,019)	(85,019)	-	-	-	-
Finance fees - amortization	-	-	-	-	-	-	-	-	(151,937)	(151,937)
Gain on subsidiary share transactions	-	-	-	-	-	-	-	-
Gain (loss) on marketable securities	-	-	-	(41,648)	(41,648)	-	-	-	1,669,619	1,669,619
Impairment of marketable securities	-	-	-	-	-	-	-	-	-	-
Loss on disposal of assets	-	-	-	-	-	(9,551)	-	-	-	(9,551)
Dilution gain (loss)	-	-	-	-	-		-	-	145,366	145,366
Non-controlling interests	11,038	-	-	54,296	65,334	250	-	-	(58,544)	(58,294)
Other income	51,762	-	385	6,184	58,331	96,242	-	23,022	103,425	222,689
Income tax recovery (provision), net	(32,508)	-	-	-	(32,508)	(243,684)	-	-	-	(243,684)
Inter-segment transactions	-	-	-	-	-	-	-	-	-	-

Net income (loss)	$(331,172)	$-	$28,474	$(345,739)	$(648,437)	$135,248	$-	$(32,523)	$200,565	$303,290

Total assets	$18,279,904	$-	$474,317	$5,572,827	$24,327,048	$16,348,683	$-	$665,196	$4,076,463	$21,090,342

Property and equipment	$1,063,134	$-	$124,698	$10,461	$1,198,293	$992,385	$-	$129,378	$10,822	$1,132,584

Intangible assets	$387,140	$-	$-	$-	$387,140	$370,394	$-	$-	$-	$370,394

Goodwill	$4,396,144	$-	$-	$-	$4,396,144	$4,396,144	$-	$-	$-	$4,396,144

Capital expenditures	$100,978	$-	$-	$-	$100,978	$404,718	$-	$-	$-	$404,718

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 24 – SUBSEQUENT EVENTS

On October 1, 2009, $225,000 of the $300,000 bonus owing to the CEO of the Company was paid. The CEO of the Company used the $225,000 bonus payment to purchase 592,104 common shares of the Company from the Company’s treasury account. The common shares in the treasury account were accumulated through the TSX normal course issuer bid.

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share. The financing will be undertaken with several purchasers, including institutional investors, in two tranches. Finders’ fees will be payable in connection with a portion of the financing.

On November 4, 2009, the Company closed the first tranche of the non-brokered private placement. Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share. The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.

On November 18, 2009, the Company entered into a joint engagement letter with two U.S. based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company. In accordance with U.S. securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010. The proceeds will be used to finance future acquisitions and working capital. The exact terms of the financing are subject to negotiation between the Company and the Underwriters, and acceptance by regulatory bodies.

On November 24, 2009, the Company closed the second tranche of the non-brokered private placement. Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. The Company incurred a finders’ fee consisting of a cash commission of $108,243 under the second tranche closing. Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

On December 15, 2009, the Company issued 390,000 common shares on the exercise of stock options at $0.50 per share for total proceeds of $195,000.

On December 18, 2009, the Company entered into a letter of intent with KGIC Education Group (“KGIC”), based in Vancouver, B.C., Canada, to acquire all of the assets of KGIC. The parties will conduct legal and accounting due diligence reviews while the formal purchase agreement is being prepared. Subject to satisfactory results of the due diligence, the acquisition is scheduled for closing in early 2010. KGIC is one of the largest private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As at August 31, 2009, the Company had 5,211,919 warrants outstanding, as disclosed in Note 12. None of these warrants were exercised subsequent to August 31, 2009 and as at February 13, 2010 these warrants had fully expired.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTEDACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”). There are no significant differences between Canadian GAAP and US GAAP affecting the Company’s consolidated financial statements.

Consolidated Balance Sheets	August 31, 2009	August 31, 2008
		As restated – Note 8
Total assets under Canadian and US GAAP	$47,377,951	$43,817,565

Total liabilities under Canadian and US GAAP	$23,508,291	$19,977,691

Non-controlling interest under Canadian and US GAAP	$1,198,606	$1,345,067

Total shareholders' equity under Canadian and US GAAP	$22,671,054	$22,494,807

Total liabilities and shareholders' equity under Canadian and US GAAP	$47,377,951	$43,817,565

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	12 Months	12 Months	2 Months	12 Months
Consolidated Statements of Operations	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Net income (loss) under Canadian GAAP	$16,007	$(5,049,678)	$(648,437)	$303,290

(a) Marketable securities - realized gains and losses	-	-	-	(157,766)
(a) Marketable securities - impairment in value	-	1,336,547	-	-
(b) Changes in ownership of subsidiary company	-	(2,192,524)	-	(145,366)

Net income (loss) under US GAAP	$16,007	$(5,905,655)	$(648,437)	$158
Basic and diluted income (loss) per share under US GAAP	0.00	(0.10)	(0.01)	0.00

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
Consolidated Statements of Cash Flows	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Net cash provided by (used in) operating activities under Canadian and US GAAP	$2,329,895	$(1,488,541)	$1,667,185	$(929,170)
Net cash (used in) provided by investing activities under Canadian and US GAAP	$(1,969,054)	$(8,539,114)	$(179,760)	$1,789,943
Net cash (used in) provided by financing activities under Canadian and US GAAP	$(943,879)	$5,962,673	$718,586	$8,627,496
Effect of exchange rate changes under Canadian and US GAAP	$(12,571)	$430,726	$(69,384)	$(132,160)

	12 Months	12 Months	2 Months	12 Months
Comprehensive income (loss) under US GAAP	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Net income (loss) under US GAAP	$16,007	$(5,905,655)	$(648,437)	$158
(a) Marketable securities - unrealized holding gains and losses	(39,574)	(1,573,058)	30,346	(17,125,944)
(c) Foreign currency translation adjustments under Canadian GAAP	(4,253)	90,110	(254,562)	(70,496)

Comprehensive loss under US GAAP	$(27,820)	$(7,388,603)	$(872,653)	$(17,196,282)

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Direct costs – Canadian GAAP	$16,234,348	$12,067,789	$547,266	$4,587,634
Amortization for the period	1,636,761	1,861,175	49,765	290,486

Direct costs – US GAAP	$17,871,109	$13,928,964	$597,031	$4,878,120

(a) Marketable Securities

For June 30, 2007, under Canadian GAAP, in accordance with the provisions of the CICA Handbook Section 3050, “Investments”, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at the lower of cost or market. Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

Effective July 1, 2007, under Canadian GAAP, the Company has adopted the provisions of CICA Handbook, Section 3855, “Financial Instruments – Recognition and Measurement”. In accordance with Section 3855, the Company initially designated its investments in equity securities over which it does not exercise control or significant influence (the “NextMart” shares) as available-for-sale financial assets which are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is sold, at which time all gains and losses will be recorded in earnings. Any declines in the fair value of available-for-sale financial assets that are other than temporary are included in the determination of net income (loss) for the period. During the two months ended August 31, 2007 and the twelve months ended August 31, 2008, the Company acquired additional NextMart shares, some of which were also sold during the period. The shares resulting from these transactions were classified as trading securities with all trading gains and losses and unrealized holding gains and losses included in the determination of net income (loss) for the period.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a) Marketable Securities (cont’d)

Subsequent to June 30, 2007, the previous differences between Canadian GAAP and US GAAP have been substantially eliminated such that the marketable security carrying value as at August 31, 2008 and 2009 is the same under Canadian and US GAAP. However, as at June 30, 2007 the carrying value of marketable securities and previously recognized realized and unrealized gains and losses were different between Canadian GAAP and US GAAP which resulted in a difference in the amount of impairment loss required to be recognized during the twelve month period ended August 31, 2008 under Canadian and US GAAP. The difference in impairment loss resulted in a gain of 1,336,547 and is included in the reconciliation of Net income (loss) under Canadian GAAP to Net loss under US GAAP.

(b) Changes of Ownership of Subsidiaries

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

(c) Comprehensive Income (Loss)

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

(d) Accounting for Share Purchase Warrants

Under Canadian GAAP, the Company accounts for unit private placement issuances containing both common shares and share purchase warrants using the residual method whereby the Company records the net proceeds received into common shares with no amount allocated to contributed surplus. The effect if any, of reconciling potential differences in accounting for unit private placement issuances between Canadian GAAP and US GAAP has not been included in this reconciliation as it would have no impact on reported total assets, total liabilities, net shareholders’ equity, net income (loss) or cash flows for any period presented. Under US GAAP, the Company would be required to apportion the unit private placement proceeds on a relative fair value basis between the common shares and warrants issued. Please refer to Note 12 for share purchase warrant activity and the details of the warrants outstanding and exercisable as at August 31, 2009.

The fair value of the 2,263,587 warrants issued in 2008 and the 3,235,232 warrants issued in 2007 amounted to approximately $1,150,000 and $878,000, respectively, and was computed using the Black-Scholes option-pricing model on the respective grant dates.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(e) Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), “Accounting for Stock-Based Compensation”. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) was adopted by the Company using the modified prospective transition method beginning January 1, 2006. The Company estimated a nil forfeiture rate by considering the historical employee turnover rates and expectations about the future, and will subsequently adjust compensation cost for differences between expectations and actual experience.

There is no income tax benefit recognized in the income statement for share-based compensation arrangements as stock based compensation is not deductible for Canadian tax purposes.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in Note 12 and as follows. Volatility is determined using the average weekly trading prices for periods prior to measurement approximating the estimated life of the option. Expected dividends are estimated to be zero based on historical experience and expectations of future dividends to be paid. The life of an option is estimated to equal the term of the option. Finally, the risk free rate used in the Black-Scholes option pricing model is based on the Bank of Canada bond yield rate as this most closely approximates the Company’s risk free rate of borrowing.

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Stock option aggregate intrinsic value	$67,400	$1,959,950	$3,113,000	$2,694,000

Weighted average grant-date fair value of options granted	$52,500	$624,500	$-	$1,380,000

Total intrinsic value of options exercised	$-	$1,007,800	$-	$266,000

Total cash received from options exercised	$-	$306,000	$-	$177,500

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(e) Stock-Based Compensation (cont’d)

A summary of the status of the Company’s nonvested stock options is summarized as follows:

		Weighted
		Average
		Grant Date
		Fair Value
		per Option
Nonvested Stock Options	Options	($)

Nonvested at June 30, 2007	2,568,750	0.92

Nonvested at August 31, 2007	2,568,750	0.92
Granted	970,000	0.64
Vested	(1,661,250)	0.83

Nonvested at August 31, 2008	1,877,500	0.64
Granted	210,000	0.25
Vested	(1,306,250)	0.59

Nonvested at August 31, 2009	781,250	0.25

As of August 31, 2009, there was $187,751 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.52 years. The total fair value of shares vested during the twelve months ended August 31, 2009, twelve months ended August 31, 2008, two months ended August 31, 2007, and twelve months ended June 30, 2007 was $676,388, $3,458,213, $NIL, and $352,688, respectively.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(f) Loss Per Common Share

The following is a reconciliation from basic loss per common share to diluted loss per common share:

	12 Months	12 Months	2 Months	12 Months
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	June 30,
	2009	2008	2007	2007

Net income (loss) attributable to common stockholders	$16,007	$(5,905,655)	$(648,437)	$158

Fully diluted net income (loss) attributable to common stockholders	$16,007	$(5,905,655)	$(648,437)	$158

Weighted average common shares basic	$61,258,923	$57,673,648	$46,398,046	$38,362,727
Effect of dilutive stock options and warrants	34,044	-	-	2,496,060

Weighted average common shares diluted	$61,292,967	$57,673,648	$46,398,046	$40,858,787

Basic and diluted income (loss) per common share	0.00	(0.10)	(0.01)	0.00

For the twelve months ended August 31, 2009, twelve months ended August 31, 2008, two months ended August 31, 2007, and the twelve months ended June 30, 2007 4,215,956, 4,535,000, 4,190,000, and 3,241,718 options are not included in the determination of diluted EPS. These options have a weighted average exercise price of $1.18, $1.18, $0.91, and $ 1.02 respectively; and a weighted average remaining life of 1.89, 2.57, 3.40, and 3.92 years respectively. These securities could potentially dilute basic EPS in the future however they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

For the twelve months ended August 31, 2009, twelve months ended August 31, 2008, two months ended August 31, 2007, and the twelve months ended June 30, 2007 5,211,919, 5,420,385, 4,774,323, and 3,416,260 warrants were not included in the determination of diluted EPS. These warrants have a weighted average exercise price of $1.43, $1.39, $0.73, and $0.76 respectively; and a weighted average remaining life of 0.38, 0.80, 1.18, and 1.49 years respectively. These securities could potentially dilute basic EPS in the future however they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

Transactions occurring after August 31, 2009 that would have changed the number of common shares or potential common shares outstanding if the transaction had occurred before the end of the period are as follows:

4,726,714 common shares issued through a private placement for $0.70 per share.
390,000 common shares issued through the exercise of stock options at $0.50 per share.
210,000 broker share purchase warrants at $0.70 per share.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(g) Income Taxes

Under Canadian GAAP, the Company identified and accrued for certain tax filing positions in China which at August 31, 2009, were reflected in income taxes payable in the amount of $409,356 in the consolidated financial statements. On July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). Upon adoption, the Company has determined that the cumulative effect adjustment was $NIL. As required by FIN 48, which clarifies FASB Statement No. 109, “Accounting for Income Taxes”, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. For the periods presented there are no material measurement differences between Canadian GAAP and US GAAP related to the accounting for income taxes.

The following additional disclosures related to income taxes are required under US GAAP.

As required under US GAAP, disclosure of the beginning and ending amount of unrecognized tax benefits is as follows:

	For the	For the
	period from	period from	For the	For the
	September 1,	September 1,	period from	period from
	2008 to	2007 to	July 1, 2007	July 1, 2006
	August 31,	August 31,	to August 31,	to June 30,
	2009	2008	2007	2007

Balance, beginning of period	$293,181	$165,528	$163,363	$17,259
Additions based on tax positions related to the current period	214,925	99,541	-	152,497
Additions for tax positions of prior periods	-	-	-	-
Reductions for tax positions of prior periods	(98,463)	-	-	-
Settlements	-	-	-	-
Effect of foreign currency movements	(287)	28,112	2,165	(6,393)
Balance, end of period	$409,356	$293,181	$165,528	$163,363

As at August 31, 2009, $264,000 of the $409,356 of unrecognized tax benefit will, if ultimately recognized, impact the Company’s effective tax rate.

The Company records accruals for interest and penalties related to unrecognized tax benefits in income tax expense.

A continuity of interest and penalties recorded in the consolidated financial statements is as follows:

	For the	For the
	period from	period from	For the	For the
	September 1,	September 1,	period from	period from
	2008 to	2007 to	July 1, 2007	July 1, 2006
	August 31,	August 31,	to August 31,	to June 30,
	2009	2008	2007	2007

Balance, beginning of period	$52,214	$-	$-	$-
Accrual for interest and penalties during the period	67,279	47,073	-	-
Effect of foreign currency movements	(3,256)	5,141	-	-

Balance, end of period	$116,237	$52,214	$-	$-

As of August 31, 2009, the Company’s tax years from 2003 to 2009 remain open to audit in various taxing jurisdictions.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(h) Intangible Assets

The weighted average amortization period for intangibles subject to amortization is as follows: Agreements and contracts –curriculum access – 3.1 years; Internally developed curriculum – acquired – 13.3 years; Foreign university cooperative agreements and others – 0.5 years.

Amortization expenses that will be incurred over the next five years for intangible assets that are subject to amortization are as follows:

For the years ending August 31,	2010	$320,759
	2011	259,338
	2012	233,304
	2013	193,143
	2014	173,040
		$1,179,584

(i) Goodwill

In June 2001, the FASB issued SFAS No. 141, “Goodwill and Other Intangible Assets”. SFAS 141 requires disclosure of goodwill by reportable segment. The Company’s goodwill by reportable segment is as follows:

	CIBT	SSDC
	(China)	(Canada)	Consolidated

Balance as at June 30, 2007	$4,396,144	$-	$4,396,144
Additions / Reclassifications	(1,746,295)	4,047,536	2,301,241
Disposals	(361,944)	-	(361,944)

Balance as at August 31, 2008	2,287,905	4,047,536	6,335,441
Additions / Reclassifications	-	675,434	675,434

Balance as at August 31, 2009	$2,287,905	$4,722,970	$7,010,875

(j) Recent Accounting Pronouncements – US GAAP

Accounting pronouncements adopted during the current period
In April 2009, the FASB issued new accounting standards on recognition and presentation of other-than-temporary impairments. This amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. The new standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

In April 2009, the FASB issued new accounting standards on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This new standard provides additional guidance for estimating fair value in accordance with the accounting standard on fair value measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The new standard is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of this standard did not have a material effect on the Company’s financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(j) Recent Accounting Pronouncements – US GAAP (cont’d)

Accounting pronouncements adopted during the current period (cont’d)
In May 2009, the FASB issued new accounting standards on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it provides (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new standard is effective for interim or annual periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Company’s financial statements.

Future accounting pronouncements not adopted in the current period
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 except as amended by FASB Staff Position (“FSP”) SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-2 allows partial deferral of the effective date of SFAS 157 relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. As of September 1, 2008, the Company adopted SFAS 157, except as it applies to the non-financial assets and non-financial liabilities subject to FSP SFAS 157-2. The Company will adopt the remaining SFAS 157 in the first quarter of fiscal 2010 and does not expect the adoption to have a material impact on the consolidated financial statements and the accompanying notes.

In December 2007, the FASB issued SFAS 141 (Revised) “Business Combinations” which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is currently evaluating the impact SFAS 141 (Revised) will have on the Company’s financial position or results of operations upon adoption.

In December 15, 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company is in the process of evaluating the impact SFAS 160 will have on the Company’s financial position and results of operations upon adoption.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2009

NOTE 25 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(j) Recent Accounting Pronouncements – US GAAP (cont’d)

Future accounting pronouncements not adopted in the current period (cont’d)
In May 2008, the FASB issued FSP Accounting Principles Board Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”). FSP 14-1 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of FSP 14-1, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. The provisions of FSP 14-1 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company currently does not have any convertible debt instruments and, accordingly, the adoption of FSP 14-1 is not expected to have any impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued new accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard is effective for the Company’s interim quarterly period beginning September 1, 2009. The adoption is not expected to have an impact on the Company’s financial position or results of operations.

ITEM 19. Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation (1)
1.2	Articles of Incorporation (1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007 (2)

4.1	Toby Chu Employment Agreement (2)
4.2	Acquisition Agreement for Concordia Career College
4.3	Memorandum of Understanding with Thompson River University and Vancouver Career College
4.4	Form of Cooperative Joint Program Agreements with Institutions for Hotel and Tourism Division
4.5	Acquisition Agreement for Pan Pacific English College
4.6	Memorandum of Understanding between Sprott-Shaw and the Ministry of Labour and Social Security of Jamaica
4.7	Memorandum of Understanding between Sprott-Shaw, Brown’s Town College and the Ministry of Labour and Social Security of Jamaica
4.8	Education Program Cooperation Agreement with Far Eastern University
4.9	Agreement between CIBT and Zhuzhou Technical College
4.10	Agreement between CIBT and Jinhua Career & Technical College
4.11	Agreement with Zhangzhou Normal University
4.12	Education Program Cooperation Agreement between CIBT and National Cambridge College
4.13	Memorandum of Understanding between Sprott-Shaw and Thang Long University
4.14	Cooperation Agreement with China Central Radio and Television University
4.15	Memorandum of Understanding between Sprott-Shaw and Hanoi Tourism College
4.16	License granted by American Hotel and Lodging Institute
4.17	Assignment of License to CIBT Education Group
4.18	Agreement with Weifang University regarding CIBT Beihai Center
4.19	Agreement with Western University (1)
4.20	Agreement with Wyotech (1)
4.21	Agreement with Beijing University of Technology (1)
4.22	Agreement with ITT Educational Services, Inc. and Weifang University (1)
4.23	Agreement with City University regarding Boeing MBA program (1)
4.24	Agreement with City University regarding General MBA program (1)
4.25	Cooperation agreement with City University (2)
4.26	Loan Agreement with Golden Field Company Profit Sharing Plan (1)
4.27	Convertible Promissory Note with Black Gardenia Corp. (1)
4.28	Securities Purchase Agreement (1)
4.29	Acquisition Agreement of Sprott-Shaw (3)

4.30	Acquisition Agreement of Tourism Training Institute (3)
4.31	Stock Option Plan

8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
Sprott Shaw Degree College Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)

10.1	Insider Trading Policy

11.1	Code of Ethical Conduct (2)

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Ernst & Young LLP dated August 24, 2009 concerning Item 16F (4)

(1) Included as exhibits to our Form 20-FR filed May 10, 2007
(2) Included as exhibits to our Form 20-F filed January 2, 2008
(3) Included as exhibits to our Form 20-F filed March 17, 2009
(4) Included as an exhibit to our Form 6-K filed August 24, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT Education Group Inc.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President,	February 26, 2010
Toby Chu	Chief Executive Officer

/s/ Tim Leong	Chief Financial Officer,	February 26, 2010
Tim Leong	Senior Vice President