Form 20-F
period 2010-08-31
CIBT Education Group Inc.
filed 2011-03-01
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 ☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________________________

Commission file number: 001-34021

CIBT EDUCATION GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Address of principal executive offices)

Toby Chu, CEO, Phone: 604.871.9909, Fax: 604.871.9919, email: toby@cibt.net,
Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	Toronto Stock Exchange, NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrants classes of capital of common stock as of the close of the period of this annual report, August 31, 2010:  69,226,011 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ( 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐      Accelerated filer ☐      Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐    International Financial Reporting Standards as issued by the IASB ☐    Other ☑

If Other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report, and any documents incorporated by reference in this annual report, may include forward-looking statements. To the extent that the information presented in this annual report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as intends, anticipates, believes, estimates, projects, forecasts, expects, plans and proposes. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the risks and uncertainties outlined under the Risk Factors and Operating and Financial Review and Prospects sections of this annual report, many of which are beyond our control.

These forward-looking statements include, but are not limited to, the following:

●	statements contained in Risk Factors;

●
statements contained in Operating and Financial Review and Prospects and the notes to our consolidated financial statements, such as the potential impact of exchange rate fluctuations and potential changes in and effects of government regulation on our business; and estimates in our critical accounting policies;

●
statements contained in Information on the Company concerning our strengths, business strategies, competitiveness, teacher recruiting and retention and compliance with applicable law, rules and regulations; and

●	statements throughout concerning our legal structure and the regulation of our business.

Factors that could cause actual results to differ materially include, but are not limited to the following, which are discussed more fully in Risk Factors:

●	our anticipated strategies for growth;

●	our ability to manage our planned growth and integrate new business opportunities into our existing operations;

●	our need for additional capital to expand our operations;

●	our dependence on key personnel, CIBT center facility providers and educational service providers;

●	our ability to compete effectively with competitors that have greater financial, marketing and other resources;

●	risks involving the Chinese legal system, tax system, and foreign currency limitation; and

●	risks related to government regulations and approvals of private providers of educational services in China.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the annual report with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties. We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

EXCHANGE RATES

On September 1, 2008, we changed our reporting currency from the U.S. dollar to the Canadian dollar to match our functional currency. Accordingly, our consolidated financial statements and the financial information included in this annual report are presented in Canadian dollars (unless otherwise indicated).

The following table sets out exchange rates, between the Canadian dollar and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.  As of February 24, 2011, the Noon Buying Rate for the conversion of Canadian dollars to U.S. dollars was C$0.9842 to U.S. $1.00.

Exchange Rates for Previous Six Months

	High	Low	Average
January 2011	1.0138	0.9999	1.0063
December 2010	0.9996	0.9827	0.9920
November 2010	0.9999	0.9766	0.9878
October 2010	0.9972	0.9689	0.9818
September 2010	0.9786	0.9506	0.9681
August 2010	0.9848	0.9398	0.9614

Exchange Rates for Certain Financial Statement Periods

Average
Year ended August 31, 2010	0.9579
Year ended August 31, 2009	0.8502
Year ended August 31, 2008	0.9937
Two months ended August 31, 2007	0.9427
Year ended June 30, 2007	0.8873
Six months ended June 30, 2006	0.8841
Year ended December 31, 2005	0.7702

PRESENTATION OF INFORMATION

As used in this annual report, unless the context clearly suggests otherwise, references to (i) we, us, our, the Company or CIBT Education Group mean CIBT Education Group Inc. (formerly Capital Alliance Group Inc. until November 14, 2007) and its subsidiaries; (ii) CIBT mean CIBT School of Business & Technology Corp., our wholly-owned subsidiary that operates primarily in China in the education programs and services business; (iii) Sprott-Shaw mean Sprott-Shaw Degree College Corp., our wholly-owned subsidiary that operates primarily in Canada in the education programs and services business; (iv) IRIX mean IRIX Design Group Inc., our 51% owned subsidiary that operates a multimedia service and advertising agency primarily in Canada; and (v) KGIC Colleges collectively mean (a) KGIC Business College (2010) Corp. and (b) KGIC Language College (2010) Corp., our wholly-owned subsidiaries that were organized in connection with the acquisition of substantially all of the operating assets of KGIC on March 15, 2010.

In June 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the fiscal year end date commonly used in the educational services industry and with the year end of Sprott-Shaw, our major subsidiary.

Accordingly, this annual report includes our audited consolidated financial statements for the years ended August 31, 2010, 2009 and 2008. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain significant respects from U.S. generally accepted accounting principles (U.S. GAAP). Refer to Note 27 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP affecting these financial statements.

All financial information set forth in this annual report is presented in Canadian dollars (unless otherwise indicated) and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

On March 15, 2010, we acquired, through the KGIC Colleges, substantially all of the assets and assumed certain liabilities of KGIC, which operates in the education services business.  The results of the KGIC Colleges have only been consolidated into the financial statements included in this annual report for the relevant periods subsequent to the date of its acquisition.  See Information on the Company - Overview KGIC Colleges for more information.

PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2.  Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial data presented below has been derived from our audited consolidated financial statements as at and for the years ended August 31, 2010, 2009 and 2008, the two month transition period ended August 31, 2007, the year ended June 30, 2007, the six month transition period ended June 30, 2006 and the year ended December 31, 2005.  Our audited consolidated financial statements as at and for the two month transition period ended August 31, 2007, the year ended June 30, 2007, the six month transition period ended June 30, 2006 and the year ended December 31, 2005 are not included in this annual report, but have been filed with the SEC.

Our audited consolidated financial statements as at and for the years ended August 31, 2010, 2009 and 2008 are included in this annual report and have been prepared in accordance with Canadian GAAP, and all dollar amounts set out in these financial statements are presented in Canadian dollars. Refer to Note 27 of our audited consolidated financial statements for the years ended August 31, 2010, 2009 and 2008 in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and notes thereto, as well as the discussion and analysis set forth under Information on the Company and Operating and Financial Review and Prospects.

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

On March 15, 2010, we acquired, through the KGIC Colleges, substantially all of the operating assets and assumed certain liabilities of KGIC, which operates in the education services business.  The results of the KGIC Colleges have only been consolidated into the financial statements included in this annual report for the relevant periods subsequent to the date of its acquisition.  See Information on the Company - Overview KGIC Colleges for more information.

Canadian GAAP

Consolidated Income Statement Data (1)	Year Ended August 31, 2010 (C$)	Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)	Two Months Ended August 31, 2007 (C$)	Year Ended June 30, 2007 (C$)	Six Months Ended June 30, 2006 (C$)	Year Ended December 31, 2005 (C$)
Revenues	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448	2,930,688	5,076,907
Direct costs	20,670,302	16,234,348	12,067,789	547,266	4,587,634	1,706,189	2,656,482
Other expenses	33,669,709	27,731,472	22,625,691	1,152,735	5,839,938	2,058,324	4,016,190
Income (loss) from operations	1,614,841	585,138	(3,532,201)	(533,232)	(1,124,124)	363,197	(716,018)
Other income (expenses)	(3,027,643)	193,213	(1,124,461)	(148,031)	1,729,392	9,349	17,319
Income (loss) before income taxes	(1,412,802)	778,351	(4,589,071)	(681,263)	605,268	363,197	(358,771)
Income tax recovery (provision)	2,365,055	(285,241)	(351,432)	(32,508)	(243,684)	-	-
Non-controlling interests	(369,883)	(477,103)	(109,155)	65,334	(58,294)	26,033	104,623
Net income (loss)	582,370	16,007	(5,049,678)	(648,437)	303,290	363,197	(358,771)
Basic and diluted earnings (loss) per share	0.01	0.00	(0.09)	(0.01)	0.01	0.01	(0.02)

(1) We have not declared any dividends during the periods presented.

U.S. GAAP

Consolidated Income Statement Data (1)	Year Ended August 31, 2010 (C$)	Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)	Two Months Ended August 31, 2007 (C$)	Year Ended June 30, 2007 (C$)	Six Months Ended June 30, 2006 (C$)	Year Ended December 31, 2005 (C$)
Revenues	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448	2,930,688	5,076,097
Income (loss) from operations	1,614,841	585,138	(3,532,201)	(533,232)	(1,124,124)	(833,825)	(716,018)
Net income(loss)	273,599	16,007	(5,905,655)	(648,437)	158	475,672	(1,372,750)
Basic and diluted earnings (loss) per share	0.01	0.00	(0.10)	(0.01)	(0.01)	0.01	(0.04)

(1) We have not declared any dividends during the periods presented.

Canadian GAAP

Consolidated Balance Sheet Data	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)	As at August 31, 2008 (C$)	As at August 31, 2007 (C$)	As at June 30, 2007 (C$)	As at June 30, 2006 (C$)	As at December 31, 2005 (C$)
Current assets	24,523,282	22,015,521	18,393,197	17,732,653	15,232,534	5,294,019	5,239,283
Current liabilities	26,359,720	21,574,878	18,217,681	5,058,432	2,685,972	2,663,570	3,819,019
Working capital (deficit)	(1,836,438)	440,643	175,516	12,674,221	12,546,562	2,630,449	1,420,264
Other assets	30,446,056	25,506,171	25,424,368	6,594,395	6,072,375	2,505,045	1,988,312
Total assets	54,969,338	47,521,692	43,817,565	24,327,048	21,304,909	7,799,064	7,227,595
Capital lease obligations	222,810	291,220	176,143	65,370	68,513	88,065	11,094
Long-term debt	36,724	44,327	10,322	3,265,594	3,212,756	-	-
Non-controlling interests	1,327,126	1,198,606	1,345,065	1,043,996	653,982	937,413	1,006,103
Total liabilities and non-controlling interests	27,946,380	24,850,638	21,322,758	9,433,392	6,621,223	3,689,048	4,836,216
Share capital	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807	17,977,570	18,633,526
Shareholders equity	27,022,958	22,671,054	22,494,807	14,893,656	14,683,686	4,110,016	2,391,379
Number of common shares outstanding	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073	35,552,630	32,744,357

U.S. GAAP

Consolidated Balance Sheet Data	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)	As at August 31, 2008 (C$)	As at August 31, 2007 (C$)	As at June 30, 2007 (C$)	As at June 30, 2006 (C$)	As at December 31, 2005 (C$)
Total assets	54,690,276	47,521,692	43,817,565	24,327,048	21,511,074	25,288,939	21,009,169
Total liabilities and non-controlling interests	26,648,963	23,652,032	19,977,691	9,638,785	6,824,450	3,738,466	5,018,665
Share capital	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807	17,977,570	18,633,526
Shareholders equity	28,041,313	23,869,660	23,839,874	14,688,263	14,686,624	21,550,473	15,990,504
Number of common shares outstanding	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073	35,552,630	32,744,357

We have not declared or paid any dividends on our common shares since our inception and we do not anticipate paying any dividends on our common shares in the foreseeable future.

B.  Capitalization and Indebtedness

Not Applicable.

C.  Reasons for the Offer and Use of Proceeds

Not Applicable.

D.  Risk Factors

Investing in our securities involves a high degree of risk.  You should carefully consider the following risk factors, together with all of the other information included in this annual report, before you decide whether to invest in our securities.  The risks and uncertainties described below are not the only risks and uncertainties facing us in the future.  Additional risks and uncertainties not presently known or that are currently considered to be immaterial may also materially and adversely affect our business operations or stock price.  If any of the following risks or uncertainties occurs, our business, financial condition, operating results and future growth prospects could materially suffer.  In that event, the trading price of our securities could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have experienced losses and may not maintain profitability.

Although we have had profitable quarterly and annual periods, we have also experienced losses in the past and it is possible we will experience losses in the future. In addition, we expect that our operating expenses and business development expenses will increase as we enroll more students, open new campuses and develop new programs. As a result, there can be no assurance we will be able to generate sufficient revenues to maintain profitability.

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We will require significant expenditures of capital in order to carry out our full expansion plan.  We estimate that we will need financing of approximately $10.5 million to complete our proposed expansion plan for the next twelve months.  We had cash and cash equivalents of approximately $11,551,835 and a working capital deficit of approximately $1,836,438 as of August 31, 2010.  We plan to obtain the necessary additional funds from the sale of our securities or loans, if required.  However, there can be no assurance that we will obtain the financing required, or at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  Expending our cash resources on expansions could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Historically, we have funded our operations primarily from the proceeds of share issuances.  However, our ability to obtain additional financing is subject to a number of factors, including market conditions and their impact on the market price of our common shares, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, and the political and economic environments of countries where we are doing business.  These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us.  If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned activities.  We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail.  There can be no assurance that we will achieve our plans, or any of them.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, directly or through our subsidiaries CIBT, Sprott-Shaw or the KGIC Colleges, as vehicles to build new campuses or schools to expand our education business in China and other countries.  We are always seeking out new business acquisitions, partnership opportunities and joint ventures to expand our operations.  Our management is unable to predict whether or when any other future strategic transactions will occur, including identifying suitable acquisition targets, partnership opportunities or joint venture partners, or the likelihood of any particular transaction being completed on terms and conditions that are favorable to us.

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

The operations of any businesses acquired by us are subject to their own risks, which we may not be able to manage successfully.

The financial results of any businesses acquired by us may be subject to many of the same factors that affect our financial condition and results of operations, including the seasonal nature of the education business, exposure to currency exchange rate fluctuations, the competitive nature of our markets and regulatory, legislative and judicial developments.  The financial results of any businesses acquired could be materially adversely affected as a result of any of these or other related factors, which we may not be able to manage successfully, and which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.

We may have only limited recourse for losses relating to an acquisition.

The due diligence conducted in connection with an acquisition made by us and the indemnification that may be provided in the related acquisition agreement may not be sufficient to protect us from, or compensate us for, losses resulting from such acquisition.  Subject to certain exceptions, the seller may only be liable for misrepresentations or breaches of representations and warranties for several months from the closing date of the acquisition.  A material loss associated with the acquisition for which there is no adequate remedy under the acquisition agreement that becomes known to us after that time could materially adversely affect our results of operations and financial condition and reduce the anticipated benefits of the acquisition.

We may not be able to improve the operating performance and financial results or lower the costs of services provided as planned.

While we believe that there usually are a number of opportunities to reduce operating costs and improve the financial results of businesses acquired by us, we cannot fully evaluate the feasibility of our plans until we control the acquired business.  We may not be able to achieve our planned operating improvements, cost reductions or expected synergies in our expected time periods, if at all.  In addition, some of the improvements we plan to implement may depend upon capital expenditure projects at the acquired business.  Such capital projects may not be completed in our expected time periods, if at all, may not achieve the results that we have estimated or may have a cost substantially in excess of our planned amounts.  This could materially adversely affect our results of operations and financial condition on a consolidated basis.

Failure to effectively and efficiently manage the expansion of our school network may materially and adversely affect our ability to capitalize on new business opportunities.

We plan to pursue a number of different strategies to expand our operations, including acquiring existing education institutions that align with our business plan, exporting our Sprott-Shaw and CIBT programs to Asia, expanding our network of agents who recruit students on our behalf, importing international students to Canada who will pay higher international fees, thereby generating more revenues than domestic students, enhancing our infrastructure in China and Canada, and opening additional campuses worldwide.

We acquired Sprott-Shaw in December 2007 and have since expanded its program offerings and partnerships, and we acquired the assets of KGIC on March 15, 2010.  The rapid pace at which we have expanded and plan to continue expanding in the future may place substantial demands on our management, faculty, operational, technological and other resources.  In particular, we may face challenges in the following areas:

●	controlling costs and developing operating efficiencies to manage the financial side of our expansion;

●	maintaining the consistency of our teaching quality and our culture to ensure that recognition of our brands does not suffer;

●	improving our existing operational, administrative and technological systems and our internal control over financial reporting;

●
recruiting, training and retaining additional qualified instructors and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets;

●	continuing to market the CIBT and Sprott-Shaw brands to recruit new students for existing and future learning centers; and

●	obtaining the necessary government approvals to operate in new countries.

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations.  Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities or effectively run our existing operations, which in turn may have a material adverse impact on our business, our internal control over financial reporting, our financial condition and our results of operations.

Our students in Canada are subject to risks relating to financial aid and student loans.  A substantial decrease in government student loans, or a significant increase in financing costs for our students, could have a material adverse affect on student enrollment and financial results.

Our students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, our enrollment and/or collection of student billings may suffer, causing revenues to decline. As a result, we are indirectly dependent upon and affected by government-funded financial aid programs that may be available to our students.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a full-time or part-time basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of our students to enroll in our programs and if such tax credits were to be eliminated or reduced, our enrollment levels may decline, which could result in a decrease in our revenues.

If we are not able to have our campuses and education facilities in Canada certified as eligible educational institutions in accordance with the requirements of applicable student loan regulations at the federal and provincial levels, our students will not be eligible for student loans if they enroll in our programs and we could suffer from reduced enrollment levels, which would have a material adverse affect on our revenues.

As of August 31, 2010, approximately 54% of Sprott-Shaws students received a form of government student financial assistance.  Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. Sprott-Shaw employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, Sprott-Shaws head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that our campuses will be certified in the future or will maintain their existing certifications.  See Operating and Financial Review and Prospects Uncertainties of Government Policies for more information on the certification process.

There is therefore no guarantee that our currently certified facilities will continue to be certified in the future. Any loss of certification would be on a campus by campus basis, rather than on an entity-wide basis, which would reduce the impact on our operating results.  Additionally, the requirements to obtain certification or maintain an existing certification may change, making it more difficult to become certified, limiting the number of certifications granted or increasing the number of administrative requirements to maintain an existing certification. If we were to lose certifications for a number of our campuses, our enrollment levels would in all likelihood decrease, which would negatively impact our financial condition, results of operations and the value of your investment in us.

If we are not able to continue to attract students to enroll in our courses, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of students enrolled in our courses and the amount of course fees that our students are willing to pay.  Our ability to continue increasing our student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of our business.  This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures.  If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our financial condition, results of operations and cash flows could be materially adversely affected.

If we fail to develop and introduce new courses, services and products that meet our students expectations, our competitive position and ability to generate revenues may be materially and adversely affected.

Our core business is centered on providing our education programs and training services in Canada and in urban communities in China.  As the growing trend toward urbanization is expected to result in more people seeking job and career advancement opportunities in urban areas, we may have to develop new courses, services and products to remain competitive and generate revenues.  Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new programs or services.  Moreover, we cannot assure you that any of these programs or services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

An increase in interest rates could adversely affect our ability to attract and retain students.

Some of our students finance their education through private loans that are not subsidized. If our students employment circumstances are adversely affected by regional, national or global economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase, our students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students, which could result in a significant reduction in our student population and revenues.

If we cannot maintain student enrollments, our results of operations may be adversely affected.

Our strategy for growth and profitability depends, in part, upon the retention of our students. While we provide certain services to our students in an effort to aid in retaining students and lower attrition rates, many of our students may face financial, personal, or family constraints that require them to withdraw within a term or at the end of a given term. Additionally, some students may decide to continue their education at a different institution. If for any reason we are unable to attract qualified new students, or are unable to effectively predict and manage student attrition, overall enrollment levels are likely to decline. If we cannot attract and retain our current students, our business, prospects, financial condition and results of operations may be adversely affected.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns.

Our business is seasonal in nature and we receive the bulk of our cash flows at the beginning of each new school term.  Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually.  Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our education business in China and Canada, principally due to seasonal enrollment patterns.  Our fourth quarter results tend generally to be relatively low as few students are enrolled in courses over the summer.

Changes in our total student population may influence our quarterly results of operations.  Our student population varies as a result of new student enrollments, graduations and student attrition.

Our institutes academic schedule generally does not affect our costs and our costs do not fluctuate significantly on a quarterly basis.  Fluctuations in quarterly results, however, may impact management's ability to accurately project the available cash flows necessary for operating and growing expenses through internal funding.  We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns.  These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students.  Our operating results have fluctuated and may continue to fluctuate widely.

The continued success and growth of our business depends upon recognition of our CIBT, Sprott-Shaw, and KGIC brands.  If we are not able to maintain and enhance our brands, our business and operating results may be harmed.

We believe that our history of successful operations and innovative course offerings such as our 1+1 masters degree and 2+2 bachelors degree programs and English as a Second Language (ESL) programs have increased recognition of our CIBT, Sprott-Shaw and KGIC brands and create a competitive advantage for us in our key markets.  In the future, we will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other markets in which we operate.  As we continue to expand our operations, maintaining the quality of our teaching and program offerings may be difficult to achieve.

We have initiated campaigns to promote our brands, but we cannot be certain that these efforts will continue to be successful.  If we are unable to further enhance our brand recognition and increase awareness of our programs and services, our business, financial condition and results of operations may be adversely affected.

We operate in a highly competitive industry, and competitors with greater resources could harm our business, decrease market share and put downward pressure on our tuition rates.

The post-secondary education market is highly fragmented and competitive.  We compete for students with traditional public and private colleges and universities, other not-for-profit schools, including those that offer online learning programs, and alternatives to higher education, such as employment and military service.  Many public and private schools, colleges, and universities offer online programs.  We expect to experience additional competition in the future as more colleges, universities, and for-profit schools offer an increasing number of online programs.  Public institutions receive substantial government subsidies, and public and private non-profit institutions have access to government and foundation grants, tax-deductible contributions, and other financial resources generally not available to for-profit schools.  Accordingly, public and private nonprofit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices.  Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than us.  We may not be able to compete successfully against current or future competitors and may face competitive pressures that could adversely affect our business, prospects, financial condition, and results of operations.  These competitive factors could cause our enrollments, revenues, and profitability to significantly decrease.

Compliance with rules and requirements applicable to public companies may cause us to incur increased costs, which may negatively affect our results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure implemented by the SEC, NYSE Amex, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of managements time and attention from revenue-generating activities to compliance activities.  If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified directors to sit on our board of directors (Board of Directors), particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We conduct our business activities in various foreign jurisdictions, which exposes us to the risk of foreign investigations, claims and tax reviews.

Our activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, our goals over the next 12 months include expanding our presence in some foreign jurisdictions.  As a result, we could be involved in various foreign investigations, claims and tax reviews that arise in the course of our business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favor.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes.  Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operation and financial condition.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F.  In addition, our independent registered public accounting firm may in the future have to attest to and report on managements assessment of the effectiveness of our internal control over financial reporting if we qualify as an accelerated filer or large accelerated filer, as such terms are defined in the Exchange Act and the general rules and regulations thereunder. Our management has in the past and may in the future conclude that our internal control over financial reporting is not effective.  We are currently in the process of rectifying certain of our internal controls, including with respect to our revenues, capital assets and inventory, expenditure and payroll cycles and related matters, and we may not be fully successful in that regard.  In addition, other internal control issues may be discovered in the future which we may not be able to fully rectify.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our managements assessment or may issue an adverse opinion if required in the future.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our common shares.

We may be negatively affected by the recent global financial market and economic crisis.

The global financial crisis which began in 2008 has adversely affected the United States and other world economies.  To address the global financial crisis, the Chinese government adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought about by the global financial crisis, and, as a result, Chinas overall economy continued to grow rapidly.  However, due to, among other things, concerns about inflation and the development of a bubble in Chinas housing market resulting from the fast pace of growth of its economy, the government of China in 2010 and 2011  increased interest rates, which could negatively impact Chinas overall economy. In addition, the ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets.  If these conditions continue or worsen, our cost of borrowing may increase and it may become more difficult to obtain financing for our operations or investments, which may adversely affect our business operations and implementation of our growth strategy.

Because our assets are located outside of the United States and some of our directors and officers resides outside of the United States, it may be difficult for you to enforce your rights based on the United States federal securities laws against us and these officers and directors in the United States or to enforce judgments of United States courts against us in China or Canada.

Some of our directors and officers reside outside of the United States in China and Canada.  In addition, our operating subsidiaries are located in China and Canada and substantially all of our assets are located outside of the United States.  China does not have a treaty with the United States providing for the reciprocal recognition and enforcement of judgments of courts.  It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the United States federal securities laws against us and these officers and directors in the courts of either Canada or China and, even if civil judgments are obtained in courts of the United States, to enforce such judgments in Canadian or Chinese courts.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement against us or our officers and directors of criminal penalties, under the United States federal securities laws or otherwise.

Risks Related to Doing Business in China

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the renminbi (RMB) against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy.  On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar.  Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies.  This change in policy has resulted in an appreciation of the RMB against the Canadian dollar when put in place during the latter half of 2009 as both of these currencies have appreciated against the U.S. dollar as a result of the global economic credit crisis.  It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar.  We can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

Our functional and reporting currency is the Canadian dollar.  However, a substantial amount of our assets, liabilities, revenues and expenses are denominated in RMB.  As our Chinese business grows, a greater portion of our revenues and costs are expected to be denominated in RMB.  As a result, we are exposed to currency exchange risk on any assets and liabilities and revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB.  To the extent the Canadian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income or loss for our international operations.  Similarly, to the extent the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for our international operations.  We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

We are subject to limitations on our ability to convert Chinese currency.

China's national currency, the RMB, is not a freely convertible currency.  The Chinese government imposes controls on the conversion of RMB to foreign currencies and, in certain cases, the remittance of currencies out of China.  As our Chinese business expands, we expect to derive an increasing amount of our revenues in RMB.  Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiary and our affiliated entities to remit sufficient foreign currency to make payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements.  However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  The foreign exchange control system may prevent us from obtaining sufficient foreign currency to satisfy our demands, which may adversely affect our business and development.

The SAFE restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our Chinese subsidiary to obtain financing.

A significant amount of our revenues and operating expenses are denominated in RMB.  Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in RMB to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.  Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to current account transactions, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  Our Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to capital account transactions, which principally includes investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our Chinese subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Any existing and future restrictions on currency exchange may affect the ability of our Chinese subsidiary or affiliated entity to obtain foreign currencies, limit our ability to utilize revenues generated in RMB to fund our business activities outside China that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

If we make equity compensation grants to persons who are Chinese citizens, they may be required to register with SAFE.  We may also face regulatory uncertainties that could restrict our ability to adopt equity compensation plans for our directors and employees and other parties under Chinese laws.

On April 6, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as Circular 78.  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-Chinese listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed companys covered equity compensation plan prior to April 6, 2007.  We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

In the future, we may adopt an equity incentive plan and make numerous stock option grants under the plan to our officers, directors and employees, some of whom may be Chinese citizens and may be required to register with SAFE.  If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are Chinese citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our Chinese employees.  In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

We depend upon the acquisition and maintenance of numerous approvals to conduct our business in China.  Failure to obtain or renew these approvals will adversely affect our operation in China.

We are dependent upon certain approvals in China, including, without limitation, campus approvals, and program approvals, to conduct our business.  While we believe that all steps necessary to obtain or maintain these approvals have been taken and will be taken, the failure to obtain or renew these approvals could have a material adverse impact on our business, results of operations and financial condition.  It is also possible that new laws and regulations governing the education business in China will prohibit or restrict foreign investment in the education business generally, which could prevent us from obtaining or renewing our governmental approvals.  Accordingly, we may have to cease our education business in China, which would significantly impact the scope of our operations and may materially adversely impact our results of operations.

The following permits and licenses we previously obtained have expired or are about to expire: our joint programs between Beijing University of Technology (BJUT) and Western International University (WIU) and BJUT and ITT Educational Service have terminated.  Our Boeing MBA program in cooperation with City University has terminated.  Also our regular MBA program in cooperation with City University was terminated in October 2010.

During the application or renewal process for our licenses and permits, we will be evaluated and re-evaluated by the appropriate governmental authorities and must comply with the prevailing standards and regulations, which may change from time to time.  In the event that we are not able to obtain or renew the certificates, permits and licenses, all or part of our operations may be suspended by the government, which would have a material adverse effect on our business and financial condition.  Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may materially adversely affect our results of operations and profitability.

The education sector, in which most of our business is conducted, is subject to extensive regulation in China, and our ability to conduct business is highly dependent on our compliance with these regulatory frameworks.

The Chinese government regulates all aspects of the education sector, including licensing of parties to perform various services, pricing of tuition and other fees, curriculum content and standards for the operations of schools and learning centers associated with foreign participation.  The laws and regulations applicable to the education sector are in some aspects vague and uncertain, and often lack detailed implementing regulations.  These laws and regulations are subject to change, and new laws and regulations may be adopted, some of which may have retroactive application or have a negative effect on our business.  For example, in 2003, the Chinese government adopted a new regulatory framework for Chinese-foreign cooperation in education.  This new framework may encourage institutions with more experience, better reputations, greater technological know-how and larger financial resources than we have to compete against us and limit our growth.  In addition, because the Chinese government and the public view the conduct of educational institutions as a vital social service, there is considerable ongoing scrutiny of the education sector and its participants.

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the provision of our services.  While Chinas regulatory framework provides that investors in private schools are entitled to receive a reasonable return on their investment, there is no clear guidance in law as to what this term means.

We must comply with Chinas extensive regulations on private and foreign participation in the education sector.  Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education sector, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations.

According to the new company law of the Peoples Republic of China (PRC) enacted January 1, 2006, the PRC corporations shall have a board of supervisors or a supervisor in addition to a board of directors.  Our two subsidiaries in China, Beijing Fenghua Education Consulting Co., Ltd. and Weifang Jiahua Education Consulting Co., Ltd., currently have no supervisor or board of supervisors.  Therefore, the State Administration of Industry and Commerce (SAIC) may request that either or both of the two subsidiaries revise their articles of association and establish a board of supervisors when they apply for renewal of their business licenses with the SAIC in the future.

According to the Regulations on Chinese-foreign Cooperation in Running a School and the Rules on Administration of Private Non-enterprise Unit Registration, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the Ministry of Education (MOE), a central state government authority in charge of foreign cooperation, as well as a certificate of Chinese-foreign cooperation in running a school from the provincial government.  One of our subsidiaries, Beihai International College of Weifang University (Beihai Weifang School) is operating as a Chinese-foreign cooperative joint venture school without legal person status according to an official confirmation letter issued by the Peoples Government of Shandong Province on December 31, 2004.  Although Beihai Weifang School submitted an application letter to MOE with respect to the approval for operating as a Chinese-foreign cooperative joint venture school without legal status, Beihai Weifang School has not received such approval yet as the approval process can be lengthy. We believe that we are permitted to operate as we have filed an application for approval with the MOE; however, if this is not the case, it could have a material adverse affect on our revenues and results of operations.

Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

A significant amount of our operations are conducted in China, and a significant amount of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our programs and services depends, in large part, on economic conditions in China. Any slowdown in Chinas economic growth may cause our potential customers to delay or cancel their plans to participate in our educational services, which in turn could reduce our revenues.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over Chinas economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm our business.

The Chinese government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources, which have for the most part had a positive effect on our business and growth. However, we cannot assure you that the Chinese government will not repeal or alter these measures or introduce new measures that will have a negative effect on us.

Chinas social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to Chinas political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors and a significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that would be adverse to our business interests.

Uncertainties with respect to the Chinese legal system could adversely affect us.

Our operations in China are governed by Chinese laws and regulations. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not relied upon as precedents. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited number of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Operating in China involves a high risk that restrictive rules and regulations could change at any time.  Chinese authorities could assert that any portion or all of our existing or future ownership structure and business violate existing or future Chinese laws and regulations and require us to curtail or cease our operations in China.

In addition, the Chinese legal system is based in part on governmental policies and internal rules (some of which are not published on a timely basis, or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. If Chinese authorities find us to be in violation of any Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation, the following:

●	levying fines;

●	revoking our business licenses and other approvals;

●	requiring us to restructure our ownership or operations; and

●	requiring us to discontinue any portion or all of our education business in China.

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

China's system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as U.S. or other laws. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws.  It is also difficult to enforce foreign judgments in China.  The inability to enforce or obtain a remedy under any of our material agreements could have a material adverse impact on us and our results of operations.

Adverse changes in economic and political policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

We expect to increase our operations as an education service provider in China.  As such, our results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. Chinas economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the countrys economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime.  We believe that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

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

We are heavily dependent on facilities and services provided by certain of our third party service providers, which we refer to as educational service providers, in China and the U.S. Since June 2007 we have started to establish mini-campuses, or CIBT centers to deliver our programs via video conferencing.  We plan to continue to establish teaching locations in China in 2011, so we will be heavily dependent on facilities provided by certain third party universities or colleges, or CIBT center facility providers, to set up our CIBT centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT center facility providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers and CIBT center facility providers. If we lose our current educational service providers and CIBT center facility providers, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect our operations.

Due to various restrictions under Chinese laws on the distribution of dividends by our Chinese operating companies, we may not be able to pay dividends to our stockholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises.  Under these regulations, wholly foreign owned enterprises (WFOE), may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  Additionally, a WFOE is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

Furthermore, if our consolidated subsidiaries in China incur debt on their own in the future, the instruments governing the debt may restrict our ability to pay dividends or make other payments.  If we or our consolidated subsidiaries are unable to receive all of the revenues from our operations as a result of the aforementioned contractual or dividend arrangements, we may be unable to pay dividends on our common shares.

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere could negatively affect our profitability and growth.

The Chinese economy has experienced rapid growth over the past decade. The Chinese government recently expressed concerns over, among other things, inflation and the development of a bubble in Chinas housing market due to the rapid pace of growth of its economy.  As a result, the Chinese government recently increased interest rates, but the effect of this and other measures in light of the global economic credit crisis are uncertain. If Chinas economy slows significantly, unemployment could increase which may impact the ability of our graduates to secure positions in the workforce. This could have a material adverse impact on the demand for enrollment in our programs, which could in turn adversely impact our business and profitability.

In Canada, the economic downturn may also impact the demand for the educational programs offered by Sprott-Shaw and KGIC. In addition, IRIXs business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. This could materially adversely affect our results of operations, financial condition and cash flows.

Our operations are subject to various litigation risks that could increase our expenses, impact our profitability and lower the value of your investment in us.

Although we are not currently involved in any litigation, the nature of our operations exposes us to possible future litigation claims. There is a risk that any claim could be decided against us, which could harm our financial condition and results of operations. Similarly, the costs associated with defending against any claim could dramatically increase our expenses, as litigation is often very expensive. Possible litigation matters may include, but are not limited to, disputes stemming from cooperation agreements we or our subsidiaries entered into with other educational institutions, workers compensation, insurance coverage, property rights or injuries to students or faculty in our facilities. Should we become involved in any litigation we will be forced to direct our limited resources to settling or defending against or prosecuting the claim(s), which could impact our profitability and lower the value of your investment in us.

Loss of certain key personnel may adversely impact our business.

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, Patrick Dang, Acting President of Sprott-Shaw, Sung Sub Lim, President of the KGIC Colleges and the relationships they and other key personnel have with educators, administrators and other business contacts they have in China and North America. The loss of the services of any of our key personnel could impair our ability to successfully manage our business in China and Canada. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in China and Canada. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

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

AHLA-EI may not renew their agreement with us, which could materially adversely affect our results of operations and financial condition.

CIBT is the sole distributor of a license to the educational programs created by AHLA-EI which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses.  Our license with AHLA-EI expires in December 2012. There can be no assurance that we will be able to renew this license. If we are unable to renew this license, it is likely that enrollment levels at certain of our centers and other locations would decline, which would result in a decrease in revenues unless we are able to secure another license with an equally well-regarded but different provider of hotel and tourism management programs.

The personal information that we collect may be vulnerable to breach, theft or loss, which could subject us to liability or adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business and reputation.  We collect, use and retain large amounts of personal information regarding our students and their families, including personal and family financial data.  We also collect and maintain personal information of our employees in the ordinary course of business.  Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy.  In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy.  Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures, regarding the identity theft related to student credit accounts, and could require us to make certain notifications of data breaches and restrict our use of personal information.  A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.  As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.  While we believe we take appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur.  Any breach, theft or loss of such personal information could have a material adverse effect on our financial condition, reputation and growth prospects and result in liability under privacy statutes and legal actions against us.

Our multimedia services and advertising business may be adversely impacted by an economic downturn.

Multimedia and advertising companies, in general, are dependent upon economic conditions.  Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in advertising by the banking, financial, insurance and securities industries.  Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions.  Advertising revenues from the real estate industry constituted a significant portion of IRIXs overall revenues.  A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general.  As a result, the results of operations of IRIX may be adversely impacted by a decline in economic conditions.

IRIX currently depends on a large portion of Asian clientele and the loss of, or a significant reduction in Asian clientele would significantly reduce our revenues from multimedia services and advertising, and adversely impact our consolidated operating results.

A large portion of our clientele in the multimedia services and advertising business are people of Asian descent in Vancouver, British Columbia, Canada, or are related to or affiliated with people of Asian descent in Vancouver, British Columbia, Canada.  Should there be a downturn in the immigration environment in Vancouver, British Columbia, Canada, this could cause us to lose clients and negatively impact our advertising revenues.  We may not be able to maintain our current Asian clientele.  We cannot be certain that we can develop new clients or expand our existing client base.  This could cause the operating results of IRIX to decline.  Therefore, a loss of our Asian clients would materially reduce our revenues from our multimedia and advertising business and adversely impact our consolidated operating results and financial condition.

Risks Related to Our Common Shares

The issuance of shares upon the exercise of options and warrants may cause immediate dilution to our existing shareholders.

The issuance of shares upon the exercise of options may result in dilution to the interests of other stockholders.  As of August 31, 2010, there were outstanding options to purchase 3,965,000 shares of our common stock at exercise prices ranging from $0.51 to $2.00 per share, with expiry dates ranging from February 2011 to August 2013; all of these outstanding options were exercisable as at August 31, 2010. As of August 31, 2010, there were outstanding warrants to purchase 210,000 shares of our common stock at an exercise price of $0.70 per share (which expired in November 2010); all of these outstanding warrants were exercisable as at August 31, 2010. If all outstanding options and warrants were exercised, our issued and outstanding share capital would increase by 4,175,000 shares, or approximately 6.0% based on 69,226,011 shares of our common shares outstanding as of August 31, 2010. This would result in an immediate dilution to our existing shareholders.  Conversion of the outstanding options and warrants may also depress the price of our common shares, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

The market price for our common shares may be volatile.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other comparable companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and Canadian dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or common shares, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our common shares.  Furthermore, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our common shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

We do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending August 31, 2010.  However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year).  Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  The market value of our assets generally will be determined based on the market price of our common shares, which is likely to fluctuate.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise.  If we were treated as a PFIC for any taxable year during which a U.S. person held a common share or common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person.  See Item 10E.TaxationU.S. Federal Income Tax Consequences Additional Rules that May Apply to U.S. Holders.

We do not intend to pay dividends and there will be fewer ways in which you can make a gain on any investment in us.

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

We indemnify our directors and officers against liability, and this indemnification could negatively affect our operating results.

In accordance with our articles of incorporation, we indemnify our officers and our directors for liability arising while they are carrying out their respective duties.  Our articles of incorporation also allow for reimbursement of certain legal defenses.  In addition to this, we insure our directors and officers against certain liabilities. The costs related to such indemnification and insurance coverage, if either one of them or both were to increase, could materially adversely affect our operating results and financial condition.

Fluctuation and impairment of marketable securities will materially impact our net income and thus, our stock price.

From time to time, we may hold marketable securities.  We are required to value our marketable securities holdings at market value, instead of at the lower of cost and market value.  Fluctuation of the market price of marketable securities could adversely impact our net income.  The quoted market value of these securities may decline significantly since they were acquired which may result in us recognizing a substantial impairment of the carrying value of the securities to recognize the lower market value of our investment under our valuation method.

We have no control over the market price of marketable securities in other companies we may hold and cannot predict the possible impact to our financial results.  A decline in the price of these securities may produce a material decrease in our net income and thus, our stock price.

ITEM 4.  Information on the Company

We were incorporated on November 17, 1986 under the Business Corporations Act (British Columbia).  Our common shares are listed for trading in the United States on the NYSE Amex and in Canada on the Toronto Stock Exchange, under the symbol MBA.  Our common shares were listed for trading in Canada on the TSX Venture Exchange until May 26, 2010, when they were listed for trading on the Toronto Stock Exchange.  Our fiscal year end is August 31.  We changed our name from Capital Alliance Group Inc. on November 14, 2007.

Our head office is located at Suite 1200 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7.  Our telephone number is 604-871-9909.  Our website is www.cibt.net.  The information contained on this and our other websites is not a part of this annual report.

We are a provider of educational services including business management degree programs, career-oriented diploma programs, and language training services to students through our infrastructure located primarily in Canada and China, as well as other countries around the world. We deliver western-style education to students from emerging Asian countries and Canada, providing our graduates with increased earnings potential working for multinational companies in their home countries or abroad. In addition, we recruit international students to enroll at our Canadian campuses and other locations around the world and provide them with an enhanced learning experience, western credentials and overseas employment experience.

We operate our education programs and services business through the following subsidiaries:

1.	CIBT, which conducts operations primarily in China and in which we currently hold a 100% ownership interest;

2.	Sprott-Shaw, which operates primarily in Canada and with a presence in Asia and the Middle East, in which we acquired a 100% ownership interest on December 17, 2007; and

3.
The KGIC Colleges, which are comprised of KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp., our wholly-owned subsidiaries that operate primarily in Canada, and were organized in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010.

In addition, we hold a 51% interest in IRIX, a multimedia service and advertising agency located in Vancouver, British Columbia, Canada.

The following table sets forth certain information relating to our subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	100%
Provide education and training services primarily in China through our CIBT education centers, CIBT Beihai International College, CIBT Wyotech Automotive Institute, CIBT-BJUT School of Business and Tourism Training Institute

Sprott-Shaw	December 7, 2007	British Columbia, Canada	100%
Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and provider of education and training services primarily in Canada and parts of Asia

KGIC Business College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design, marketing and advertising services in Canada, Hong Kong, and the U.S.

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

In October 2009, we signed an agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBTs operations in China, Sprott-Shaws operations, and programs offered by AHLA-EI into China Central Radio and Television Universitys programs.  These programs will in turn be offered to a global audience through select CIBT and Sprott-Shaw locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

In October 2009, we negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares at a price of $0.70 per share.  Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders fees were payable in connection with a portion of the financing.  On November 4, 2009, we closed the first tranche of this financing under which we raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share and incurred a finders fee consisting of a cash commission of $105,000 and finders warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share.  On November 24, 2009, we closed the second tranche under which we raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share and incurred a finders fee consisting of a cash commission of $108,243.

In November 2009, Sprott-Shaw signed a memorandum of understanding with Hanoi Tourism College in Hanoi, Vietnam that relates to a number of initiatives including delivery of Sprott-Shaws English language and hotel tourism management programs at Hanoi Tourism College, recruitment of qualified Vietnamese students by Hanoi Tourism College for enrollment at Sprott-Shaw campuses in Canada and CIBT campuses in China, and co-development of an internship program for the hotel tourism management program allowing students to intern with major hotels in Vietnam.

In December 2009, we signed a term sheet agreement with a Canadian based investment holding company with an extensive business presence in India to license the brands of our subsidiaries, CIBT and Sprott-Shaw, in a number of selected states in India.  The term sheet outlines the business terms, conditions and other milestones for the licensee to establish several businesses and vocational and language training schools in India and also allows for the licensee to offer selected programs at campuses in India, market the programs and recruit students from India to Canada, and establish credit transfer programs among India and other CIBT and Sprott-Shaw partner campuses worldwide.  The term sheet will form the basis of a formal licensing agreement to be negotiated by the parties.  There can be no assurance that a formal licensing agreement will be signed.

In January 2010, we signed an agreement with AHLA-EI to acquire the master license to offer hotel management, travel tourism, and hospitality education programs in the Philippines.  The master license is valid for five years and gives Sprott-Shaw the exclusive rights to teach, sub-distribute, test and certify AHLA-EIs renowned educational programs and graduates in the Philippines.  AHLA-EI's hotel program graduates are recognized by nearly all major hotel chains in over 60 countries worldwide. This exclusive status has been granted in addition to CIBT's master license rights for China.

In March 2010, we acquired substantially all of the assets, including intellectual property and regulatory approvals, and assumed certain liabilities of KGIC.

In April 2010, we entered into a memorandum of understanding with Meridian International Business and Arts College in the Philippines to deliver our English language training programs and university preparatory programs.

In May 2010, our common shares were listed for trading on the Toronto Stock Exchange and, accordingly, ceased trading on the TSX Venture Exchange. We believe that companies listed on the Toronto Stock Exchange are more attractive to institutional investors than companies listed on the lower tier TSX Venture Exchange.

In September 2010, we announced plans to establish a full scale job placement call center in Manila, Philippines to seek out potential employers for our students.

In October 2010, we launched our global learning centers, a video-conference based learning platform and education distribution network that will allow CIBT and its Asia-based academic partners the ability to distribute Western education programs through real-time video conferencing in multiple locations throughout Asia, including China, South Korea, Vietnam, the Middle East and the Philippines.

In October 2010, we entered into an agreement with Northeastern State University (NSU) in Oklahoma to establish a global learning center at NSUs campus and agreed to work towards offering transfer credits and exchange programs to allow our students to further their studies at NSU.

In November 2010, we entered into agreements with additional institutions in China to expand our hotel and tourism course offerings, including providing the AHLA-EI program, hotel management programs, hospitality English training programs and 2+2 degree programs in hospitality management.

In November 2010, Sprott-Shaw entered into agreements with certain state owned universities in Vietnam to provide English language and medical English training, allied health and travel tourism management programs, and student recruitment initiatives for studying in Canada.

In January 2011, we announced entry into an agreement with Open University of China (OUC) to launch a series of international hotel management education and training programs through OUCs education system in China.

Over the next twelve months, our plans are to:

●	integrate the assets and personnel of KGIC into our operations, especially KGICs network of international recruiting offices and agents;

●	integrate any other assets or businesses acquired into our operations;

●	continue building a network of new CIBT centers in additional Asian cities, and further develop our current programs, campuses and CIBT center locations;

●	increase revenues by increasing student enrollments at our campuses and CIBT center locations;

●	continue to expand across China by potentially acquiring Chinese degree-granting institutions and/or other state-owned colleges in China and transform them into private business colleges;

●	expand the presence of Sprott-Shaw and KGIC in the Philippines and establish additional locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;

●	enhance our product offerings by increasing our focus on the college preparation market and implementing a new Certified General Accountant program combined with a Bachelor degree in Canada and Asia;

●
increase the number of English language students at KGIC (and all of our other schools) who subsequently enroll in certificate or degree-granting, programs at Sprott-Shaw and other schools within in our system;

●
continue to develop closer marketing and cross-selling relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaws Canadian campuses to study;

●	maintain strong relationships with our CIBT center and campus location facility and educational service providers, as well as with the Chinese authorities; and

●	continue to promote our businesses and brands.

We had cash and cash equivalents of approximately $11,551,835 and a working capital deficit of approximately $1,836,438 as of August 31, 2010. We expect to continue to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2011 and 2012. However, we estimate that we will need significant net additional financing of approximately $10.5 million to carry out our proposed expansion plans for fiscal 2011 and 2012. We plan to obtain the necessary funds from equity or debt financings, as required.  However, there can be no assurance that we will be able to obtain the additional financing required, or any at all.  If we are not able to obtain additional financing, we may be required to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Capital Expenditures

Our capital expenditures since June 1, 2006 to the date of this annual report (excluding KGIC) were $2,827,414, excluding acquisitions, and related primarily to the purchase of property and equipment and leasehold improvements.  KGICs capital expenditures since March 15, 2010 to the date of this annual report were $51,011. In addition, capital expenditures currently in progress relate to the same activities.  In fiscal 2010, we expended a total of $672,645 to purchase property and equipment.

B.  Business Overview

OVERVIEW

We are a provider of educational services including business management degree programs, career-oriented diploma programs, and language training services to students through our infrastructure located primarily in Canada and China, as well as other countries around the world. We deliver western-style education to students from emerging Asian countries and Canada, providing our graduates with increased earnings potential working for multinational companies in their home countries or abroad. In addition, we recruit international students to enroll at our Canadian campuses and other locations around the world and provide them with an enhanced learning experience, western credentials and overseas employment experience.

Our goal is to become the leading provider of western-style education in China and Asia, and the largest importer of students to study in Canada.

We deliver our education programs and training services in Canada, China and other countries by ways of:

(a)	Traditional Campus settings (that we call campuses);

(b)	Mini-campuses, or Centers, located in urban & remote locations (that we call centers);

(c)
Joint Program Schools (where we enter into arrangements with other educational institutions and organizations in China, Canada and other countries in order to share their facilities, resources and programs under a revenue sharing arrangement);

(d)
International recruiting offices (which house our recruitment personnel and marketing agents in foreign countries, which personnel recruit international students and provide student services to support them); and

(e)	Corporate offices (where administrative functions take place).

We operate our education programs and services business through three subsidiaries and industry brands, including: CIBT School of Business and Technology Corp. in China, Sprott-Shaw Degree College Corp. in Canada, and the KGIC Colleges (which includes KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp.), both of which are also located in Canada. In addition, we also hold a 51% interest in IRIX, a multimedia services and advertising company located in Canada.

For a breakdown of our physical locations, please see Table 1 below.

Table 1:

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
	Full scale teaching facility	Small scale teaching facilities	Programs offered at other academic institutions.	International marketing and recruiting offices	Headquarters and administrative offices
CIBT	5	5	29	0	3	42
Sprott-Shaw	18	6	2	0	1	27
KGIC Colleges	8	0	0	6	0	14
TOTAL	31	11	31	6	4	83

Our target students for our schools are recent high school graduates or adult persons working in urban centers.  We believe that our core educational programs in business, hotel and tourism management, and healthcare represent large and growing markets with attractive employment opportunities.

We are a fully integrated provider of educational programs and services.  We offer a wide range of education programs and training courses, including: college preparation courses, English language training and certification courses, and diploma and degree programs in business, healthcare, hotel management, information technology, automotive technical training, and corporate executive training.  We are the largest trainer of practical nurses in Canada and also offer these programs in other countries.  In addition, we offer bachelors of business administration programs in China and Canada. We create our own education programs and training services and also offer programs created by other institutions at our campuses and other locations.  We seek to achieve continued growth in a manner that reinforces our reputation for providing high-quality career-oriented educational programs that advance the careers of our students.  We teach our classes primarily in English and Chinese, and we have a strong track record for placing our students with multinational corporations in China and other countries.

CIBT (China)

Through our subsidiary, CIBT, we have been active in the Chinese market since 1995, and we believe that we are one of the oldest Sino-foreign educational services companies operating in China today.  We had a relatively long history of offering high-quality MBA programs, and are now diversifying into the mass market in China with additional career-oriented programs in business, hotel and tourism management, information technologies, automotive training, and English and other studies that we are importing from our subsidiaries in Canada, and through various curriculum licensing agreements from third parties.  Within China, we develop new campuses through a three step process.  The first step is to enter into a collaborative agreement with an established post-secondary school or educational provider whereby we offer selected courses that are demand driven by the local market.  The second step is to develop a CIBT center, which averages approximately 2,000 to 5,000 square feet of classroom space, through which we offer a more comprehensive course offering, using both on the ground instructors as well as sophisticated video conferencing technology.  The third step is to develop a full-scale campus such as our three campuses in Beijing and two campuses in Weifang, China.  We believe that our three step collaborative partnering process reduces business risk and provides us with a better assessment of each market, and that our partnering strategy reduces capital costs for new campus expansions, provides us access to a large pool of existing students, and establishes relationships with domestic partners (including state-owned universities) that allow us to operate more effectively under Chinas regulatory environment.

We also provide 1+1 masters degree programs in business and 2+2 bachelors degree programs in business to Chinese students, where a portion of their studies occur at a CIBT campus in China and the remainder in Canada or another English speaking country abroad.

Sprott-Shaw

In December 2007 we bought Sprott-Shaw Community College and Sprott-Shaw Degree College, which comprise our Sprott-Shaw subsidiary. Sprott-Shaw is one of the oldest and largest career colleges in Canada, with an operating history spanning 107 years.  Sprott-Shaw provides a wide range of educational programs, including vocational training (primary diploma and certificate programs) in business, information technology, allied health, early childhood education, hotel and tourism, skilled trades, practical nursing, resident care attendant and international studies to both high school graduates and working adults in Canada.  It also provides English language training to the large immigrant population (primarily of Asian descent) living in British Columbia, Canada.  Its extensive library of career-oriented coursework is now being used by CIBT to offer vocational programs targeted towards the mass market in China, and for export to other countries in Asia.  Sprott-Shaw is the largest trainer of practical nurses in Canada and has an affiliation with Far Eastern University in the Philippines to train resident care attendants who may ultimately find work in Canada or other countries.

Sprott-Shaw is one of only a few for-profit colleges in Canada that is accredited to offer bachelor degrees by the Ministry of Education in British Columbia, Canada.  We provide four-year bachelor degree programs in business to Canadian and international students through Sprott-Shaw Degree College in Canada.  In addition, CIBT is now using this unique capability to attract additional students from China and other countries to study business programs at Sprott-Shaws facilities in Canada. We believe that Sprott-Shaws degree granting authority is a distinct competitive advantage for us in attracting students from China and other countries.

In addition to China and Canada, Sprott-Shaw is currently teaching allied health care programs to students in the Philippines; resident care attendant and hotel management programs to students in Jamaica; and English language and allied healthcare programs to students in Vietnam.

Prior to March 15, 2010, we operated a combined total of 54 locations (including 4 corporate offices) in Canada and China under the CIBT and Sprott-Shaw brands. We provided our education services through our own leased locations, as well as through collaborative agreements and arrangements with a number of other organizations and institutions in China, Canada and other countries.

During the year ended August 31, 2010, approximately 97% of our revenues were generated by our education programs and training services business through CIBT, Sprott-Shaw and the KGIC Colleges, with 13% earned by CIBT through its operations in China, 66% earned by Sprott-Shaw through its operations in Canada and abroad, and 18% earned by the KGIC Colleges through their operations in Canada and abroad.  The remaining 3% of our revenues was derived from our multimedia services and advertising business, IRIX.

KGIC Colleges

On March 15, 2010, we acquired from KGIC substantially all of the operating assets of KGIC pursuant to an asset purchase agreement dated March 15, 2010 among the KGIC Colleges and KGIC. The maximum purchase price was $9 million, consisting of $5 million payable in cash at closing (subject to a negative working capital adjustment) and a maximum of $4 million to be paid pursuant to an earn-out agreement if certain revenue and EBITDA milestones are achieved by the KGIC Colleges over the next three years.  See Operating and Financial Review and Prospects Significant Transactions Affecting Our Results KGIC Acquisition for more information.

Our KGIC subsidiary is one of the largest private English language training schools and business colleges in Canada, with eight campuses in British Columbia, Ontario and Nova Scotia, Canada and six international recruiting offices in China, Japan, Korea, Taiwan, Spain and Mexico. These international recruiting offices conduct market research for strategic planning purposes, develop and support their respective networks of independent recruiting agents in order to obtain student enrollments, they recruit directly for students, and also facilitate the implementation of joint programs with other institutions.

KGIC provides a range of education programs and training courses in the areas of business management, hotel management, office management, and career training and publishing. It also provides a wide array of English language training courses including ESL, TOESL, public speaking and modern media, power-writing for journalism and publishing, interpretation and translation, and various forms of English language test preparation, among others. For fiscal 2010, 76% of KGICs revenues were derived from English-related courses generally lasting four to twelve weeks, and 24% were from business and other programs generally lasting one year or less.

Through KGIC Press, KGIC also focuses on curriculum development to better service the changing trends of English learning for international students of various age groups. In-house development of academic and supplementary materials allows KGIC to update its curriculum content and incorporate feedback from instructors periodically in order to cater to changing students needs.  This has led to a more efficient and structured publishing process over the years. As a result of KGIC Press, KGIC Colleges also operate in the areas of curriculum publishing, custom-designing of program materials for various groups and institutions, graphic design, copy editing and printing for all departments of the KGIC Colleges and its affiliates.

On closing of the KGIC acquisition, we added approximately 204 employees to our operations who were previously employees of KGIC. This complimented the 553 employees already employed by CIBT and Sprott-Shaw on that date. The initial positions, base salaries and benefits of these KGIC employees are comparable to the positions, salaries and benefits held by them immediately prior to closing.  The President of the KGIC Colleges, Mr. Sung Sub Lim, and the Vice-President of the KGIC Colleges, Mr. Steve Sohn, also joined our management team effective on closing of the transaction.

Due to the recent acquisition of KGIC, we are developing a reorganization plan to streamline our Canadian operations by combining certain job functions, teaching facilities and program delivery processes, which may generate significant synergies for our business. In addition, we believe that we may be able to utilize KGICs well-established network of international recruiting offices to increase enrollments across our entire system of schools.

We further believe that many of KGICs shorter-term English program students may desire to convert into some of the longer-term programs offered by Sprott-Shaw (including Sprott-Shaws four-year bachelor degree program in business administration and one year diploma programs) thereby increasing their overall tenure within our system, and generating enhanced revenues and cash flow for our entire company. Since the completion of the acquisition, a number of KGIC English language students have already enrolled in Sprott-Shaws diploma and degree programs.

As KGIC was acquired on March 15, 2010, the figures presented in this annual report only include the revenues, net income or cash flow of KGIC for the relevant periods subsequent to the date of its acquisition. We believe that KGICs annual student starts were approximately 5,400 students during the year ended February 28, 2010 and KGIC had a total student population of 945 students as of February 28, 2010. In comparison, CIBTs and Sprott-Shaws total combined student populations and annual starts were approximately 4,663 and 4,329, respectively, during the year ending February 28, 2010.  Had KGIC been included in the foregoing numbers, the combined student populations and annual student starts would have been approximately 5,608 and 11,510 respectively.  As at August 31, 2010, our student populations and annual student starts for CIBT, Sprott-Shaw and KGIC combined were approximately 5,692 and 11,969, respectively. Accordingly, the KGIC acquisition has been, and is expected to be in the future, an important acquisition for us.  For an explanation of student counts, see Explanation of Student Counts below.

License Agreements

In addition to offering our own programs, CIBT is also the exclusive licensee (with the ability to sublicense) for all of the proprietary hotel curriculum of AHLA-EI, for China and the Philippines. This license expires in December 2012.  AHLA-EI is a well-respected program for hotel and tourism management in the United States. CIBT acquired these licenses as part of its acquisition of the Tourism Training Institute in 2008. CIBT uses these licenses to teach its own students, and has also sublicensed these rights to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and educational consulting companies.  In addition, CIBT has the first right of refusal for the AHLA-EI exclusive licenses for the countries of Thailand and Vietnam.

We are also the exclusive licensee in China for the Wyotech automotive technician curriculum which we license from Corinthian Colleges (NASDAQ: COCO) of the United States. This license expires in October 2015.  Wyotech is one the oldest and largest providers of high-end automotive training technician schools in North America. We believe that relationships such as these with well known western-oriented industry brands provides us with a significant competitive advantage as we seek to grow our business in China, Asia and other countries.

Additional Educational Programs and International Network

In order to further our reputation as a differentiated educational institution that offers students a wide array of multinational educational offerings, we also offer 1+1 masters and 2+2 bachelors degree programs which provide students the opportunity to take approximately half of their coursework at a CIBT facility in China and the second half at a foreign university with one of the offshore educational service providers with whom we have hosting agreements. Since there is a disparity between the English standards required by foreign post-secondary institutions and that of students in China, we also offer international university preparatory programs that consist of six to nine months of English training as well as freshman course work to ease their way into the respective participating university. For a full listing of these programs, please see - Our Operations - Education Service Provider Locations.

We also have a global network of over 2,500 student recruiting agents in 42 countries.  This student recruiting agent network expands our outreach for a greater inflow of international students.  Our six overseas recruitment offices engage in the recruitment of, and provide student services for, incoming international students.  The infrastructure and student recruiting agent connections created took years to establish, and we believe that it will, therefore, give us an edge when competing on the global market.

Explanation of Student Counts

Throughout this annual report, we present information on student enrollments, and generally use two primary approaches to this issue: figures on total annual student starts and total student populations. A student start is defined as the total number of students who registered with and attended the school at any time during the fiscal year, while total student population is defined as the number of students currently registered at and attending a school on any specified date. We generally present information on student counts for CIBT based on total student populations, and for KGIC and Sprott-Shaw based on annual student starts.

The reason for this difference in reporting mechanisms is that CIBT generally offers programs in excess of one year in length. As a result, it is relatively simple to understand enrollment trends by taking a snapshot of the number of students taking classes at any given time, so total student population numbers are more meaningful for CIBT. However, KGIC offers mostly short term programs (in the range of four to twelve weeks), and Sprott-Shaw offers mostly diploma courses lasting less than one year. Due to the shorter-term nature of enrollment periods for students at KGIC and Sprott-Shaw, and the resulting fluctuations in enrollment numbers at any given point in time due to seasonality and other factors, we believe that the number of annual student starts (or annual throughput) is the most meaningful measure of enrollment trends for these schools, and generally reports enrollment figures for KGIC and Sprott-Shaw on this basis. For more information on enrollment numbers and trends, please see - Our Operations - Student Enrollments.

OUR OPERATIONS

Our Colleges

We offer our education programs and training services through the following colleges in China and Canada:

●	CIBT Beihai International College, China (associate degree granted by a Chinese college)

●	CIBT School of Business, China (business and vocational schools)

●	CIBT Wyotech Automotive Institute, China (automotive, diesel and marine technician school)

●	Sprott-Shaw Degree College Corp, Canada (Bachelor degree college/university)

●	Sprott-Shaw Community College, Canada (career and vocational college)

●	Sprott-Shaw International Language College, Canada (ESL school)

●	KGIC (2010) Language College, Canada (ESL and other English language school)

●	KGIC (2010) Business College, Canada (hotel and business school)

Please refer to Table 1 for a breakdown of our facilities.

Our Campuses, Centers, Locations and Programs

CIBT

CIBT provides education programs and services in China through the facilities listed below:

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
CIBT	5	5	29	0	3	42

CIBT Campuses

CIBT has five campuses as listed below. All campuses are run through facility rental/revenue sharing agreements.  We do not own any of these campuses.

Campus	Location
Beijing University of Technology West Campus	Beijing, China
Beijing University of Technology East Campus	Beijing, China
Shuanglong CIBT Campus	Beijing, China
CIBT Beihai International College	Weifang, Shandong province, China
CIBT Wyotech Automotive Institute	Weifang, Shandong province, China

CIBT Centers

We also provide our programs and services in China at our CIBT mini-campus centers which are organized within an established local university or college through cooperation agreements between us and the respective university or college.  The cooperating university or college leases its facilities to us, while we renovate classrooms and provide video conferencing equipment.  Each of these CIBT centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European instructors with Chinese students in a live and real time video conference environment.  Using video conferencing technology, we plan to centralize our programs at our Beijing studio headquarters, and reduce the need for instructors to be present at the mini-campus locations.

We currently operate five CIBT centers in China as described below.

Centers	CIBT Center Facility Provider	Location
Weifang CIBT Center, China	Weifang Commercial School	Weifang, Shandong Province, China
Jinhua CIBT Center, China	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China
Zhangzhou, CIBT Center, China	Zhangzhou Normal University	Zhangzhou, Fujian Province, China
Weifang CIBT Center, China	Weifang Technician College	Weifang, Shandong Province, China
Guangzhou CIBT Center, China	Guangzhou Naisi Hotel Management Co.	Guangzhou, Guangdong Province, China

CIBT Joint Program Schools

We have joint program schools at the 29 locations in China as listed below. The majority of these are related to our AHLA-EI hotel and tourism programs.

Joint Program Schools	Location
CIBT AHLA-EI Joint Program at Kunming Youzi Institute	Kunming, Yunnan Province
CIBT AHLA-EI Joint Program at Kunming Maisi Communications	Kunming, Yunnan Province
CIBT AHLA-EI Joint Program Guizhou	Guizhou, Guizhou Province
CIBT AHLA-EI Joint Program at IHTTI Swiss Hotel Management Institute	Beijing
CIBT AHLA-EI Joint Program at Beijing Hospitality Institute	Beijing
CIBT AHLA-EI Joint Program at Beijing Second Foreign Language Institute China-Swiss Hotel Management College	Beijing
CIBT AHLA-EI Joint Program at Flagship HK International Hotel Training Co.	Beijing
CIBT AHLA-EI Joint Program at Beijing Kairui Hotel Management Co. Ltd	Beijing
CIBT AHLA-EI Joint Program at Beijing Fengtai District Workers College	Beijing
CIBT AHLA-EI Joint Program at Beijing Xiangjiang Fortune Hotel Co. Ltd	Beijing
CIBT AHLA-EI Joint Program at Beijing Lijingwan Hotel	Beijing
CIBT AHLA-EI Joint Program at Chongqing Jinxiu Qiancheng Education Consulting Co. Ltd	Chongqing, Sichuan Province
CIBT AHLA-EI Joint Program at Sichuan University-Suzhou	Suzhou, Jiangsu Province
CIBT AHLA-EI Joint Program in Sichuan-Chengdu	Chengdu, Sichuan Province
CIBT AHLA-EI Joint Program at Changsha Youli Education Consulting Co. Ltd	Changsha, Hunan Province
CIBT AHLA-EI Joint Program at Shengyang	Shenyang, Liaoning Province
CIBT AHLA-EI Joint Program at Sanya Science & Engineering Vocational Institute	Sanya, Hainan Province
CIBT AHLA-EI Joint Program at Hainan University Sanya Institute	Sanya, Hainan Province
CIBT AHLA-EI Joint Program at Les Roches Jinjiang International Hotel Management College	Shanghai
CIBT AHLA-EI Joint Program at Shanghai Yujing Hotel	Shanghai
CIBT AHLA-EI Joint Program at Nanning Vocational College	Nanning, Guangxi Province
CIBT AHLA-EI Joint Program at Inner Mongolian Textiles Trade School	Chi Feng City, Inner Mongolia Province
CIBT AHLA-EI Joint Program in Shenzhen	Shenzhen, Guangdong Province
CIBT AHLA-EI Joint Program at Yangtianhu Villa	Ningbo, Zhejiang Province
CIBT AHLA-EI Joint Program at Zhuhai International Business Training School	Zhuhai, Guangdong Province
CIBT AHLA-EI Joint Program in Wuhan	Wuhan, Hubei Province
CIBT AHLA-EI Joint Program in Zhengzhou	Zhengzhou, Henan Province
CIBT AHLA-EI Joint Program in Shenzhen Fuyou	Shenzhen, Guangdong Province
CIBT AHLA-EI Joint Program at Guangzhou CanAm Consulting	Guangzhou, Guangdong Province

CIBT Call Center

In September 2010, we announced plans to establish a full scale job placement call center in Manila, Philippines to seek out potential employers for students of CIBT School of Business in China, Sprott-Shaw group of colleges, and KGIC colleges in Canada.  Call center operators will contact the human resources departments of multinational companies and submit a list of video resumes, professionally prepared by CIBT, to showcase the Companys graduates.

CIBT Corporate Offices

We operate CIBT through three corporate offices, including our global corporate headquarters office in Vancouver, British Columbia, Canada, and the two branch/regional offices in China listed below.

Offices	Location
Global Corporate Headquarters Office	Vancouver, British Columbia, Canada
Beijing Office	Beijing, China
Weifang Office	Weifang, Shandong Province, China

Sprott-Shaw

Sprott-Shaw provides education programs and services in Canada, the Philippines, Jamaica, Vietnam and Korea through the facilities listed below.

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
Sprott-Shaw	18	6	2	0	1	27

Sprott-Shaw Campuses

Sprott-Shaw provides its education programs and services in Canada at the 17 campuses listed below and shares an 18th campus with KGIC located in Vancouver (Downtown), all of which are leased.

Campus	Location
Abbotsford	Abbotsford, British Columbia, Canada
Courtenay	Courtenay, British Columbia, Canada
Duncan	Duncan, British Columbia, Canada
East Vancouver	East Vancouver, British Columbia, Canada
Kamloops	Kamloops, British Columbia, Canada
Kelowna	Kelowna, British Columbia, Canada
Maple Ridge	Maple Ridge, British Columbia, Canada
Nanaimo	Nanaimo, British Columbia, Canada
New Westminster	New Westminster, British Columbia, Canada
Penticton	Penticton, British Columbia, Canada
Prince George	Prince George, British Columbia, Canada
Red Deer	Red Deer, British Columbia, Canada
Sprott-Shaw International Language College (Vancouver)	Vancouver, British Columbia, Canada
Surrey	Surrey, British Columbia, Canada
Vancouver (Downtown)	Vancouver, British Columbia, Canada
Vernon	Vernon, British Columbia, Canada
Victoria	Victoria, British Columbia, Canada

Sprott-Shaw Centers

Sprott-Shaw provides a number of its programs through mini-campuses (Sprott-Shaw centers) located primarily in foreign countries. As the number of our schools grows on a corporate-wide basis, it is our intention to provide Sprott-Shaws vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently we provide courses through one Sprott-Shaw center in Canada, three centers in the Philippines, and one center in each of Jamaica and South Korea.

Centers	Facility Provider	Location
SSCC Career Coaching Center, Canada	Sprott-Shaw Community College	Surrey, Canada
Quezon SSCC Center, Philippines	Far Eastern University	Quezon, Philippines
Manila SSCC Center, Philippines	Far Eastern University	Manila, Philippines
Silang SSCC Center, Philippines	Far Eastern University	Silang, Philippines
Browns Town SSCC Center, Jamaica	Browns Town Community College	Browns Town, St. Ann, Jamaica
Seoul, SSILC Center, South Korea	National Cambridge College	Seoul, South Korea

Sprott-Shaw Joint Program Schools

Joint Program Schools	Location
Sprott-Shaw Vietnam Joint Program Hanoi College	Hanoi, Vietnam
Sprott-Shaw Jordan Joint Program	Amman, Jordan

Sprott-Shaw Corporate Offices

Sprott-Shaw is operated out of a single corporate office of approximately 8,000 square feet in Port Coquitlam, British Columbia, Canada, which is located approximately 20 miles from our head office in downtown Vancouver, British Columbia, Canada. In addition to providing corporate administrative services at the Port Coquitlam location, the facility also includes space through which Sprott-Shaw provides its construction trades and electrical programs to Sprott-Shaw students.

KGIC Colleges

KGIC provides education programs and services in Canada through the facilities listed below. KGIC was acquired on March 15, 2010. Accordingly, the results of its operations are only included in our consolidated financial statements from the date of its acquisition. It is our intention to merge/integrate KGICs operations into those of Sprott-Shaw, and accordingly, we expect to present future operating results of KGIC as part of the financial statements of Sprott-Shaw. Nevertheless, KGICs operations and facilities are presented separately below to assist readers of this annual report in understanding the underlying factors affecting KGICs operations.

Subsidiary Name	Campuses	CIBT Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
KGIC Colleges	8	0	0	6	0	14

KGIC Campuses

KGIC provides its education programs and services in Canada at the 8 campuses listed below, all of which are leased.

Campus	Size (Square Feet)	Location
KGIC Vancouver Campus	21,000	Vancouver, British Columbia, Canada
KGIC Vancouver Business College Campus	14,071	Vancouver, British Columbia, Canada
KGIC & KGI Business College Victoria Campus	9,895	Victoria, British Columbia, Canada
KGIC Surrey Campus	9,000	Surrey, British Columbia, Canada
KGIC Toronto ESL Campus	12,435	Toronto, Ontario, Canada
KGIC Toronto Business Campus	8,610	Toronto, Ontario, Canada
KGIC Canada TESOL Campus	8,208	Vancouver, British Columbia, Canada
KGIC Halifax Campus	4,830	Halifax, Nova Scotia, Canada

KGIC Centers

KGIC does not operate any KGIC centers. It is currently contemplated that all educational services provided by KGIC currently or in the future will be conducted at either the existing KGIC campuses in Canada, or at Sprott-Shaw campuses and/or centers to be developed and operated by Sprott-Shaw in Canada or other countries.

KGIC Joint Program Schools

KGIC is primarily a stand-alone English language training school, and secondarily a stand-alone business and hotel and tourism college. As a result, it has no joint program schools.

KGIC International Recruiting Offices

KGIC operates international recruiting offices in the six countries listed below. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist in doing market research and evaluating the potential of establishing joint programs within their respective countries of operations. We intend to utilize this network of international recruiting offices and international agents in order to provide international students for not only KGIC, but also for enrollment into CIBTs and Sprott-Shaws programs. In this regard, we believe that the addition of this strong international recruiting network may have a significant effect on future enrollments into our entire consolidated group of companies. All international recruiting offices listed below are located in leased facilities.

Recruiting Office	Location
KGIC International Office Mexico	Mexico City, Mexico
KGIC International Office China	Shanghai, China
KGIC International Office Japan	Tokyo, Japan
KGIC International Office Korea	Seoul, Korea
KGIC International Office Taiwan	Taipei, Taiwan
KGIC International Office Spain	Valencia, Spain

Educational Service Provider Locations

In addition to the Sprott-Shaw and KGIC campuses that we own in Canada, we generally employ a partnering strategy for our other campuses, centers and joint program schools (and this includes all of our educational locations in China) in order to physically deliver our educational services to our students. Accordingly, we have entered into numerous arrangements with organizations and institutions in China, Canada, Korea, Vietnam, Jamaica, Australia, New Zealand, Switzerland, the Netherlands, the Unites States, the United Kingdom, and other countries, the terms of which range from offering our own programs and services, to delivering programs prepared by these institutions, to developing programs (and/or joint programs) for these institutions, and allowing student exchanges, through our 1+1 masters, 2+2 bachelors and University College Prep programs, with other educational institutions located around the world.

These institutions and the joint programs and arrangements that we have arranged with them serve as the primary basis for providing our 1+1 masters and 2+2 bachelors degree programs, as well as many of our college preparation and hotel and tourism  programs that we offer around the world (including in China). These do not include the Sprott-Shaw and KGIC campuses in Canada that we own directly (as we are essentially our own educational service provider site hosts there), but do include all of our CIBT and Sprott-Shaw centers, as well as joint program schools, as described above. These educational service provider locations primarily serve as the international component of many of the programs that we offer. Our revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT (although we are beginning to enter into` negotiations with some of these providers in order to obtain referral fees for students that we refer to them; however, the potential outcomes of such negotiations cannot be predicted at this time and should not be relied upon as a potential future source of revenues by any reader of this annual report). Nevertheless, we believe that this broad international network is a significant competitive advantage for our company, and provides our students with unique multinational educational opportunities offered by us.

While we do not own, lease or directly control many of these sites, it is our intention to continue expanding our network of international educational service provider locations as an accommodation to our students in order to facilitate their international educational desires, while also seeking to acquire additional offshore institutions in order to retain as large a percentage of student tuition payments as possible within institutions that we own or control directly (or with which we may negotiate referral fees in the future). Our acquisition of Sprott-Shaw was the first step in the process of owning our own destination offshore educational facilities, subsequent to which we have continued to expand our international network of third party institutions in order to provide the widest possible array of international educational offerings to our students.

The chart listed below details the full array of our relationships with international educational service providers, as well as the countries in which we have agreements and the programs offered therein.

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Australia	La Trobe University	2+2 Bachelor Degree Program	CIBT
	William Blue College	2+2 Bachelor Degree Program	CIBT
	La Trobe University	University Prep Program	CIBT
	University of New South Wales	University Prep Program	CIBT
	University of Wollongong	University Prep Program	CIBT
	University of South Australia	University Prep Program	CIBT
	Macquarie University	University Prep Program	CIBT
Canada	Thompson Rivers University`	2+2 Bachelor Degree Program	CIBT
	Sprott-Shaw Degree College	2+2 Bachelor Degree Program	CIBT
	York University	University Prep Program	CIBT
	Seneca College, Toronto	University Pathway Program	KGIC
	Centennial College, Toronto	University Pathway Program	KGIC
	Algonquin College, Ottawa	University Pathway Program	KGIC
	Sheridan College, Oakville, Toronto	University Pathway Program	KGIC
	University of PEI	University Pathway Program	KGIC
	St. Mary University	University Pathway Program	KGIC
	Laurentian University	University Pathway Program	KGIC
China	Weifang Commercial School	Business Program	CIBT
	Jinhua Career & Technical College	English Training, Business Program	CIBT
	Zhangzhou Normal University	English Training, Business Program AHLA-EI Program	CIBT
	Weifang Technician College	English Training, Business Program	CIBT
	Beijing University of Technology	2+2 Bachelors Degree Program, 1+1 Masters Degree Program	CIBT
	Weifang University	English Training, IT Programs, Automotive Training Programs, Corporate and Executive Training, Business English Training, AHLA-EI Program, Accounting Program	CIBT
	Kunming Youzi Training Centre	AHLA-EI Program	CIBT
	Guizhou China Tourism Corp.	AHLA-EI Program	CIBT
	Beijing Hospitality Institute	AHLA-EI Program	CIBT
	Beijing Fengtai Vocational College	AHLA-EI Program	CIBT
	Zhuhai International Business Training School	AHLA-EI Program	CIBT
	Inner Mongolia Textile Trade School	AHLA-EI Program	CIBT
	Beijing University Resources College	AHLA-EI Program	CIBT
	Hainan University Sanya Institute	AHLA-EI Program	CIBT
	Nanjing Vocational Technology School	AHLA-EI Program	CIBT
	CCRTVU Training Center	AHLA-EI Program	CIBT
	Beijing Xiangjiang Fortune Hotel	AHLA-EI Program	CIBT
	Beijing Zhong Kairui Hotel Management	AHLA-EI Program	CIBT
	Hefei Management Training Company	AHLA-EI Program	CIBT
	Guangzhou Naisi Hotel	AHLA-EI Program	CIBT
	Hubei Mingshang Dongfang Training	AHLA-EI Program	CIBT
	IHTTS Swiss Education Group	AHLA-EI Program	CIBT
	Jilin Xingrui Information Technology Ltd.	AHLA-EI Program	CIBT
	Kunming Maisi Culture	AHLA-EI Program	CIBT
	Chongqing Jinxiuqiancheng Education Consulting Company Ltd.	AHLA-EI Program	CIBT
	Sichuan University Suzhou Academy	AHLA-EI Program	CIBT
	Changsha Liyou Education Consulting Company Ltd.	AHLA-EI Program	CIBT
	Shenyang Bohiu Education Training Center	AHLA-EI Program	CIBT
	Sanya Tech Vocational College	AHLA-EI Program	CIBT
	Shenzhen Qijian International Hotel Training Institute	AHLA-EI Program	CIBT
	Wuhan Jinhe Hotel Management Company Ltd.	AHLA-EI Program	CIBT
	Zhengzhou Junyue Culture Media Company Ltd.	AHLA-EI Program	CIBT
	Shenzhen Fuyou International Education Investment Company Ltd.	AHLA-EI Program	CIBT
	CIBT Beijing School of Business	2+2 Business Program	Sprott-Shaw

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Jordan	Canadian-Jordanian Institute	Business Programs	Sprott-Shaw
Malaysia	Help University College	2+2 Bachelor Degree Program	CIBT
Netherlands	Hanze University Cronigen	2+2 Bachelor Degree Program	CIBT
New Zealand	UNITECH Institute of Technology	2+2 Bachelor Degree Program	CIBT
Philippines	Maridian International Business & Arts College	2+2 Bachelor Degree Program	CIBT
	Far Eastern University	Allied Health Care, Hotel and Tourism Management	Sprott-Shaw
Switzerland	International Hotel Management School	2+2 Bachelor Degree Program	CIBT
U.K.	The University of Portsmouth	2+2 Bachelor Degree Program	CIBT
	London Hotel School	2+2 Bachelor Degree Program	CIBT
	University of Derby	2+2 Bachelor Degree Program	CIBT
	Lancaster University	University Prep Program	CIBT
	Bangor University	University Prep Program	CIBT
	University of Essex	University Prep Program	CIBT
	Swansea University	University Prep Program	CIBT
	Portsmouth University	University Prep Program	CIBT
U.S.	California State University, Sacramento	2+2 Bachelor Degree Program	CIBT
	Detroit University Mercy	2+2 Bachelor Degree Program	CIBT
	Johnson and Wales University	2+2 Bachelor Degree Program	CIBT
	Purdue University	University Prep Program	CIBT
	University of California	University Prep Program	CIBT
	Michigan State University	University Prep Program	CIBT
	Detroit University Mercy	University Prep Program	CIBT
	Kansas State University	University Prep Program	CIBT
	Patten University	Pre-Masters Program	CIBT
	City University	Pre-Masters Program, MBA	CIBT
	Northeastern State University Oklahoma	Pre-Masters Program	CIBT
	Wyotech Institute	Automotive Training Programs	CIBT
	National University, San Diego	University Pathway Program	KGIC
	Antioch University	2+2 Business Program	Sprott-Shaw
	Lawrence Technological University	Pre-EMBA Program	Sprott-Shaw
	AHLA-EI (American Hotel and Lodging Association Educational Institute)	Hotel and Tourism Management	Sprott-Shaw
Vietnam	Hanoi Tourism College	ESL	Sprott-Shaw

Our Educational Programs

We place great emphasis on the quality of our courses and learning materials, both in terms of substance and production quality to enhance course participants learning experience.  Working together with our lecturers in each subject, we internally develop and produce the online lectures for all of our courses.  We employ a variety of measures including substantive content review and content approval at various stages of the course development process by our experienced in-house personnel in order to create high-quality courses.

CIBT

CIBT offers accreditations and certifications in courses ranging from business to information technology and automotive technical training in China.  It also offers a Corporate and Executive Training program and a Business English program to managers or senior officers working with domestic, foreign or international companies or government departments in China.

Certain information relating to CIBTs programs in China are set out below:

Name of Program	Duration of Program	Description
Information Technology Program (IT program)	Three years	We offer IT diplomas in multimedia design, software engineering and applied service management. Our IT program consists of 20 courses.
Automotive Technical Training Programs (auto training programs)	From three months to three years
Our auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short-term program (three months), a mid-term program (eighteen months) and a three-year program.

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
We offer two cooperative international bachelor degree programs, the 2+2 Program and the 1+1 Program. The 2+2 Program allows students to spend two years studying at our Shuanglong CIBT campus before completing the final two years at one of our overseas educational service providers campuses. The 1+1 Program allows students to study for one year at our Shuanglong CIBT campus and then spend the final year at one of our overseas educational service providers campuses.

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
We provide a program to English instructors with high-intermediate to advanced proficiency in English.  The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

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

Sprott-Shaw

Sprott-Shaw offers accreditations and certifications in courses ranging from business to health sciences, trades and applied technology, international studies and English primarily in Canada.  Certain information relating to the programs provided by Sprott-Shaw in Canada are set forth below:

Name of Program	Duration of Program	Description
Business Program BBA	Four years
The Bachelor of Business Administration provides full coverage of the following functional areas of business: Accounting, Finance, Production, Marketing, Industrial Relations, Law and Human Resources Management.  Additional concentrations in Marketing and Human Resources are also available.

Certified General Accountant Program	Four years
The Certified General Accountant Program in combination with the Bachelor Degree in Accounting offered by us allows students to complete this combined accounting program in four years rather than the usual six years required to complete both programs.

Business Program Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Health Sciences & Social Development Diploma	27 to 50 weeks
The Faculty of Health Science & Social Development provides programs in: Community Support Worker (Assisted Living and Social Services), Early Childhood Education (Basic and Post-Basic), Pharmacy Technician, Practical Nursing, Resident Care Attendant and Spa Body Therapy.

Trades & Applied Technology Diploma	26 weeks to 1 year	The Faculty of Trades & Applied Technology provides the following programs: Residential Construction Framing Technician, Construction Electrician Level 1 and 2, and Electrical Apprentice Training.
International Studies	25 to 45 weeks	International Studies provide programs in International Hospitality Management, International Trade & Business Management, and International Trade Diploma.
Accelerated Programs	12 to 24 weeks
Accelerated Programs include Business Management & E-Commerce, Business Administration, Legal Secretary, Medical Office Assistant, Pharmacy Technician, Professional Business Management, Tourism and Hospitality Management, and Payroll Administrator.

ESL Programs	4 to 52 weeks	ESL programs include English as a Second Language, Teaching ESL, Business English, Medical English, Power Speaking, and Teaching English to Children.

KGIC

KGIC offers the following programs in the areas of language training, career training and publishing:

Name of Program	Duration of Program	Description
Business Management Diploma and Certification Programs	3 to 25 weeks
The Business Management Diploma and Certification Programs offer both experienced professionals and newcomers to business training in areas of business, including accounting, finance and marketing.  Programs include field trips and expert industry guest speakers.  There is also an opportunity for a practicum.

Hotel Management AHLA-EI Diploma and Certification Programs	8 to 36 weeks
The Hotel Management Diploma and Certification Programs offers students training in hotel management, including rooms, food and beverage, and marketing and sales. The program uses world-recognized AHLA-EI curriculum taught by AHLA-EI accredited instructors. In addition to a diploma, students receive AHLA-EI certificates throughout the program for completion of modules.  There is also an opportunity for a practicum.

International Office Management Diploma Program	12 to 16 weeks
The International Office Management Diploma Program offers training in the use of office technology, office management skills, and communication skills. This program prepares students for the world of business, office administration, or small business management. The office management program is offered in three main course components: Office Management, Business English, and Information Technology.

Interpreting and Translation Diploma Programs (ITDP)	8 weeks
The Interpreting and Translation Diploma Programs offer training in interpreting and translating English, Korean and Japanese languages. The translation programs are taught by a team of native Canadian English speakers and qualified Korean and Japanese multi-lingual instructors. A bonus component includes one-on-one counseling to discuss individual progress and performance.

English Preparation for Interpreting and Translation Program	4 weeks
English Preparation for Interpreting and Translation is a preparation program designed to prepare students for the advanced ITDP-Korean program and offers training in interpreting and translating English and Korean languages.

Power Speaking and Modern Media Program	4 to 8 weeks
The Power Speaking and Modern Media (PMM) program offers training in public speaking and the media and are designed to improve communication skills while exploring the world of modern media. PMM uses current events, popular culture, movies and television to help students express themselves with confidence, ease and accuracy. This program also offers students the chance to develop professional presentation skills. Bonus component includes direct error correction, videotaping and feedback during role-plays and presentation exercises.

IELTS English Testing Program	4 to 12 weeks
IELTS is the world's leading English test, used by organizations, government agencies, universities and colleges through-out the world. This program is designed to assist students in preparing for this test and to improve their overall English skills.

TOEFL Test of English as a Foreign Language	4 to 8 weeks
The Test of English as a Foreign Language is designed to assist students to prepare for the TOEFL test and provides exercises in grammar, listening, reading and composition. TOEFL also includes one-on-one after school counseling, and immediate feedback and error correction. Bonus component includes school placement counseling for students interested in attending university in North America.

First Certificate in English Cambridge Program	4 to 12 weeks
The FCE Cambridge test preparation program is designed for students to practice listening and reading comprehension, writing, speaking, grammar, vocabulary and phrasal verbs and improve their general English skills through exam relevant content such as real English used in everyday work, study and leisure situations.

Advanced Business Management Diploma Program	52 weeks	The Advanced Business Management Diploma Program formally integrates a student's academic studies with paid or unpaid work experience in partner companies.
Advanced Hotel Management AHLA-EI Diploma Program	60 weeks
The Advanced Hotel Management Diploma Program is a co-operative education option that includes all the components of the Hotel Management Diploma Program but also offers students an opportunity to gain experience in the work place.

English as a Second Language Program	Weekly intakes
The English program is designed to help students improve in all skill areas including grammar, reading, writing, speaking, listening and pronunciation.  With a unique flexible level structure, the KGIC system allows students to study at a level that directly corresponds to their ability in each skill area.

Business English Diploma Program	4 to 12 weeks
The program is primarily a communications course targeting all students working in an English-speaking business environment. As a communications course, the program offers the traditional polishing of writing and speaking skills and focuses on business conversation, business issues and presentation skills.

Our Lecturers

Our business requires that we hire lecturers and instructors with knowledge of the subjects taught as part of the programs offered by us.

Our course lecturers and instructors include academics from renowned higher education institutions in China and Canada and experienced practitioners within their respective fields.  Our lecturers and instructors work with us to prepare the course content and lectures, while also serving as faculty members of various colleges and universities across China and Canada or working in their respective fields.

To ensure the quality of our lecturers and instructors, we have established stringent selection and retention criteria and have implemented ongoing monitoring and evaluation procedures.  We seek to engage lecturers and instructors who have a strong command of their respective subject areas and good communication skills.  Our internal quality control personnel regularly monitor the teaching quality of each lecturer and instructor.  We also collect feedback on the lecturers and instructors from our course participants on a regular basis.  We provide ongoing training for lecturers and instructors and help them improve their online presentation skills based on this feedback.

We pay our lecturers and instructors fees in either of two ways: the first and most common way is to pay them based on the number of hours of lectures or instruction they deliver, and the second and less common way is a course fee sharing arrangement primarily for some of our newer courses.

Although our lecturers and instructors participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our lecturers and instructors.

Student Enrollments

As at August 31, 2010, the number of student population in programs offered by CIBT was 2,512 and the number of annual student starts in programs over the course of the fiscal year offered by Sprott-Shaw and KGIC were 3,882 and 6,322, respectively.  Student starts is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year.  Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.  We acquired Sprott-Shaw in December 2007 which resulted in a significantly higher number of students enrolled in our programs.

The acquisition of KGIC also significantly increased the number of students enrolled in our programs. With respect to KGIC, a large number of those students take English programs that can run anywhere from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at the time (i.e. total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some extent at Sprott-Shaw as well, but not nearly at the same level as at KGIC. As a result, throughout this annual report, we generally present total (annual) student starts figures for KGIC and Sprott-Shaw.

In contrast, most of CIBTs students are enrolled in courses that are one year (or longer) in length, so this phenomenon is not very pronounced at CIBT. Due to this anomaly, we generally report total student population figures (as opposed to total annual student start figures) for CIBT, but total annual student starts for KGIC and Sprott-Shaw. As a result, the reader must be careful to discern between mixing the two when evaluating enrollment figures presented using these two different types of enrollment reporting mechanisms.

Presented below is a chart indicating total annual student starts, as well as total student population figures for each of our schools. Due to the higher proportion of shorter-term students at KGIC, the disparity between total annual student starts and total student populations is greater for KGIC than for the other two schools. Accordingly, it is our strategy going forward to encourage the conversion of more English language students at KGIC into taking longer-term (vocational and business) diploma and degree programs at Sprott-Shaw and potentially other schools that we own, which over time, due to the accumulation of these students into the total student population figures, should increase the total student population at KGIC, which we believe would increase our overall revenues on a consolidated basis.

	Total Annual Student Starts (9/1/2009 8/31/2010)	Total Student Populations As at 8/31/2010
CIBT	1,765	2,512
Sprott-Shaw	3,882	1,699
Sub-Total	5,647	4,211
KGIC	6,322	1,481
Post-Acquisition Total	11,969	5,692

As at August 31, 2010, the number of student starts in programs offered by the KGIC Colleges had increased from approximately 1,800 in 2000 to approximately 6,300 in 2010, while the total student population had grown from 450 to 1,480 over this period.

Tuition Fees

CIBT

Tuition fees for CIBTs various programs in China are as follows:

Name of Program	Duration of Program	Tuition Fee(1) ($)
Information Technology Program (IT program)	Three years	$1,800 per year
Automotive Technical Training Programs (auto training programs)	Three Months to Three Years	Wyotech Institute(2) programs: $315 for three months program; $2,100 for eighteen month program; Weifang University program: $1,800 per year
Corporate and Executive Training Program (CET program)	Three years	$1,800 per year
2+2 Program or 1+1 Program(3)	Two years or four years	$5,500 per year for 2+2 Program $3,800 per year for 1+1 Program
English Program	Nine months	$50 per month
English Program	Nine months	$1,800 per year
Business English Program	Three years	From $80 per course to $4,100 per year
Accounting Program	Three years	$1,800 per year
Russian Program	One year	$4,100 per year

(1)	Tuition fees are shown on a gross basis in Canadian Dollars.

(2)	Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(3)
We only receive payment of tuition for our 1+1 masters and 2+2 bachelors degree programs for the periods of time that the students actually spend at a CIBT owned/operated institution. The portion of tuition revenue related to the time that the student spends overseas at the facilities of an educational service provider are retained by that educational service provider, and CIBT does not share in any of those revenues. However, CIBT is negotiating with some of its educational service providers to obtain a referral fee for students sent to these overseas institutions.

Sprott-Shaw

Tuition fees for Sprott-Shaws various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Program BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less a 20% agency fee)
Certified General Accountant Program	Four years	$6,450 per semester for local students
Business Program Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week
ESL Programs	4 to 52 weeks	$800/week

KGIC Colleges

Tuition fees for the KGIC Colleges various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Management Diploma Programs	3 to 25 weeks	$1,000 for 3 weeks to $7,000 for 25 weeks
Hotel Management AHLA-EI Diploma Program	8 to 36 weeks	$2,860 for 8 weeks to $11,460 for 36 weeks
International Office Management Diploma Program	3 to 16 weeks	$940 for 3 weeks to $3,690 for 16 weeks
Interpreting and Translation Diploma Programs	8 weeks	$2,880
English Preparation for Interpreting and Translation Program	4 weeks	$1,500
Power Speaking and Modern Media Program	4 to 8 weeks	$1,440 for 4 weeks to $2,880 for 8 weeks
IELTS English Testing Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
TOEFL Test of English as a Foreign Language	4 to 8 weeks	$1,320 for 4 weeks to $2,640 for 8 weeks
First Certificate in English Cambridge Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
Advanced Business Management Diploma Program	52 weeks	$7,000
Advanced Hotel Management AHLA-EI Diploma Program	60 weeks	$11,460
English as a Second Language Programs	4 to 52 weeks	$1,260 for 4 weeks to $12,850 for 52 weeks
Business English Diploma Programs	4 to 12 weeks	$1,500 for 4 weeks to $3,690 for 12 weeks

Student Graduation and Employment

We place a high priority on assisting our students in graduating from their programs of study and securing employment in their careers of choice. We believe that the employment of our students in their field of study is a key indicator of the success of our schools and the fulfillment of our educational mission. Our schools strive to share with each student the responsibility for the students long-term success. Our emphasis on providing personal support and assistance to our students is a hallmark of our educational model.

Several of our campuses have career services departments whose primary responsibility is to assist our students in identifying employment opportunities in their chosen fields of study after graduation. Career services staff members provide our students with a variety of career development instruction, which addresses, among other things, the preparation of resumes and cover letters, interviewing skills, networking and other essential job-search tools, as well as ongoing career service resources, which are generally available to both current students and alumni. In addition to our career services personnel, we have many externship coordinators who help students obtain externships that prepare them to compete in the employment market.

With a goal to increase job placements for our graduates, we started a call center in Manila, Philippines.  Call center agents call employers in relevant industries seeking job openings for graduating students, then submit video resumes for the students.

The retention rate of students at CIBT is generally high (around 95%) as there is a cultural element attached to education in China and CIBTs students pay for an entire year of classes at the start of the academic year.  Sprott-Shaws retention rate is approximately 90%, as program lengths are relatively short (less than one year) and students are generally financially prepared for their course of studies and, therefore, generally do not have to drop-out due to financial difficulties.  Due to the fact that KGICs programs are also short term in length (ESL programs can be as short as one month), students generally do not drop out from these programs and instead generally opt to finish the programs that they have enrolled in.

Instructors

The various CIBT schools employ both full time and part instructors to teach their classes, and these instructor levels are provided below.

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	28	34	62
Sprott-Shaw	73	128	201
KGIC	128	0	128
TOTAL	229	162	391

With respect to instructors, KGIC employs the highest percentage of full time instructors (100% versus 36% for Sprott-Shaw). We are in the process of converting the status of more KGIC instructors to part-time status and believe that this may significantly lower the cost structure of KGIC, and increase both KGICs as well as the consolidated CIBT school groups overall profitability. In November 2010, a group of approximately 50 instructors at KGIC joined a union. There are approximately 55 instructors at KGIC that are currently represented by a union. However, no agreement has been entered into with the union or proposal tabled by the union to KGIC.

Total Employees

In addition to instructors, the schools each employ a number of people to provide administration, student counseling, placement, bursar and registrar functions, as well as marketing, admissions and enrollment, financial aid processing and other clerical, administrative, managerial and executive functions. Figures for these additional employees are presented below.

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	62	67	129
Sprott-Shaw	201	117	318
KGIC	128	57	185
TOTAL	391	241	632

In addition, our head office in Vancouver employs seven full-time personnel who oversee our operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

Marketing and Student Recruitment

We believe prospective students are attracted to our schools due to our brand name, the quality of our programs, our relatively long operating history in the private education sector, our extensive international network and our ability to provide training which is relevant in obtaining jobs from multinational corporations and other employers in China and elsewhere. Our subsidiaries employ a variety of marketing and recruiting methods to attract students and increase enrollments. CIBT uses recruitment channels such as recruiting agents, direct recruitment from government colleges and student referrals.  CIBT also relies on Internet and newspaper advertising.  Sprott-Shaws student recruitments are generated through a combination of recruiting agents and student referrals and Sprott Shaw relies on traditional marketing methods including radio, television, newspaper and bill board advertising.  KGIC primarily relies on recruiting efforts through a network of overseas recruiting agents and government sponsorship programs as well as student referrals.  Some of these recruiting methods are described below.

Recruiting Agents and Referrals. We use a wide network of educational recruiting agents who are engaged to actively promote our programs and recruit students.  Historically, a large portion of our student enrollments have come from recruiting agents and word-of-mouth referrals.  Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.  The majority of our agents are non-exclusive to us and are paid a commission on a per-student basis.  (U.S. readers should understand that in Canada and most foreign countries, recruiters are allowed to be compensated based on the numbers of students that they enroll, as no U.S. Title IV funding is involved for such students.) As a result, prohibitions on incentive compensation for student recruiters that exist in the United States do not apply to our operations and those of our subsidiaries. In addition, through the acquisition of KGIC, we now have six new international recruiting offices in China, Japan, Korea, Taiwan, Spain and Mexico which are staffed with in-house recruiters that manage the agent networks in their respective countries/territories and also perform direct recruiting activities. This is a significant new addition to our marketing capabilities and one which we believe may significantly increase the flow of international students to our campuses as KGIC is integrated into our network.

Existing Student Pools at Partner Facilities.  A cornerstone of our expansion strategy in China and Asia has been to partner with established education providers (often large Chinese state-owned universities) through collaborative agreements and to co-locate on their sites.  In doing so, we obtain ready access to a large pool of existing students, many of whom may enroll in our courses in order to obtain a western-style education and have greater opportunities to obtain jobs with  multinational corporations operating in China or abroad. Such employers typically pay higher wages than Chinese domestic companies.

Job Placement and Externship Opportunities.  A key value proposition for our students is that we maintain relationships among and have placed students with a large number of multinational companies and hotel chains as well as other employers.  We actively recruit for jobs for our students, which most government-owned universities and many of our for-profit competitors in China do not.  In addition, many of our programs include externships, often abroad, which can often lead to permanent employment with multinational employers and others.  We believe that many of our students study with us because we provide job placement services and believe that this is also a key selling point for us.

Distribution of Marketing Materials.  We use booths and information tables to distribute informational brochures, posters and flyers at various on-campus events, educational expos and conferences, and college and employment fairs.  We also conduct extensive free information sessions to introduce our programs to our target markets.

High School Recruiting Programs.  We actively recruit on high school campuses for our students.  This includes presentations to groups of students at high schools, with individual follow-up phone calls to family homes when needed.

Internet and Traditional Advertising.  We advertise through our own websites and also on Chinas and Canadas leading portals.  Our six international (KGIC) recruiting offices also advertise on the portals in their respective territories. We utilize a growing number of internet strategies, including the use of internet lead aggregators.  We have been using internet advertising over the past two years and we expect this to be a larger portion of our advertising mix in the future. We currently also utilize a wide array of traditional media sources including national and regional newspapers, television, and radio. We also utilize bus signage and other transportation media, as well as other outdoor advertising displays.

Cross-Selling.  As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets.  With a variety of programs aimed at different groups, our goal is to create a brand name that permeates every stage of our potential students educational, career and life progression, from English for adults, to vocational and career training at the diploma to bachelors to masters degree levels.  In addition, a core element of our marketing strategy is highlighting our English language programs role in enabling students to differentiate themselves for college entrance examinations and to better compete in a competitive education system and job market.  We also use our English language programs to establish an initial relationship with students and then introduce them to longer-term studies overseas or enrollment in other longer-term courses and programs that we offer, which both increases their tenure with us and also enhances their skill levels for advancement in the international marketplace. We believe that our ability to both cross-sell our programs and campuses as we grow our system and our ability to up-sell our growing base of English language students into longer-term programs is a competitive advantage for us, and may significantly increase profits over the long term.

Speeches and Seminars.  Our management and our top instructors frequently give speeches at colleges, universities, and high schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops.

Chinese Government Quota System.  The Chinese government operates a national recruitment system, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students. Currently, CIBT Beihai International College is part of that system, and in 2009 alone, it received 572 student enrollments directly from the Chinese government quota system. Beihais ability to participate in this quota system is a direct result of our strategy to partner with existing state-owned universities in the Chinese marketplace. Over time, we believe that we may be able to acquire additional schools in China that may participate in the Chinese government quota system, which may provide an additional new stream of students for us in the future.

Competition

We face competition from providers of traditional education programs and training services, and expect to face increasing competition from existing competitors and new market entrants in the online education market, including the following:

●
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

●
Chinese, U.S. or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.  Examples of our competitors include New Oriental Education and Technology Group, China Distance Education Holdings Ltd., China Education Alliance, Inc., ChinaCast Education Corp., and ChinaEdu Corp.

●
For-profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of numerous small training companies operating schools with a few dozen to a few hundred students.  This segment is the most significant competitor to our IT and Automotive Technical Training programs.  Examples of our competition in this segment include Nllt School and Aptech School (IT program), and North China Auto School, Lan Xiang Career College, and DAZhong Auto School (automotive technical training programs).

●
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

●
Not-for-profit post-secondary education companies that do not offer western-style educational programs. These are typically public schools run by the Chinese government.  However, despite not offering programs based on the western education style, their programs are in high demand.

We believe that the key competitive factors in our industry include the professional competence of our lecturers, price, quality, market recognition and brand name.  Some of our present and future competitors may have longer operating histories, larger teams of professional staff and greater financial, technical, marketing and other resources. We may lose market share and our profitability may be materially and adversely affected, if we fail to compete effectively with our present and future competitors or to adjust effectively to changing market conditions and trends.

Governmental Regulations and Approvals

Our educational operations in China and Canada require approvals from various government authorities, including the following:

●
Ministry of Education - The Ministry of Education in China is the governments national agency that is responsible for approvals of all Chinese and foreign bachelors and masters degree programs offered in China.

●
Provincial Education Committees - A provincial committee provides provincial approvals to operate a campus or school in a Canadian province, as well as approvals for bachelor and masters degree programs to be offered in the province.

●
Municipal Education Bureaus - A municipal education bureau provides municipal approvals to operate a campus or school in a Canadian city, as well as approvals for certificate, bachelor or master degree programs to be offered in the city.

Our educational services providers in other countries may also require differing levels of regulatory approvals.

CIBT

The Chinese government regulates the education services industry in China and the provision of our education services is subject to Chinese laws and regulations relating to the education services industry.  This following sets forth a summary of the principal laws and regulations that affect our business activities in China.

Education Law of the PRC

On March 18, 1995, the National Peoples Congress enacted the Education Law of the PRC, which governs all levels of the educational system in China, including pre-school, primary, secondary education and higher education.  The legislation makes it compulsory for all children in the country to complete a minimum of nine years of schooling, up to middle school level.  Primary and secondary school are free. The Education Law requires the government to formulate plans to develop the education system in China and to establish and operate schools and other educational institutions. In principle, under the Education Law, enterprises, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with Chinese laws and regulations; however, no organization or individual may establish or operate a school or any other educational institution with the sole purpose of earning a profit. However, private schools may be operated for reasonable returns, as described in more detail below.

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

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated a rule entitled Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, to more effectively regulate foreign investment in Chinese domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise and any of the following situations exists: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the Chinese domestic enterprise has a well-known trademark or historical Chinese trade name in China. Any merger or acquisition by foreign investors is subject to review and approval by the Ministry of Foreign Trade and Economic Cooperation or the authority in charge of such matters at the provincial level. The new M&A rule became effective on September 8, 2006 without retroactive effect. These regulations may have an adverse effect on our future acquisition plans in China.

Chinese Tax Regulations

On March 16, 2007, the National Peoples Congress, which is the legislature of China, passed the Enterprise Income Tax Law (the EIT Law), which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as new and high technology enterprises strongly supported by the state will be entitled to a 15% enterprise income tax rate. However, the EIT Law does not define this term. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations.  Based on the foregoing, CIBTs tax rate is currently 25%.

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

Chinese Educational Approvals

The following table describes approvals we have obtained for each of our campuses and for the programs offered at each campus in China. No government approvals are needed for our CIBT centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing China	2+2, 1+1, Business program	Beijing Education Committee	December 19, 1999	Renewal not required 1
Beijing University of Technology West Campus	Beijing, Capital of China	Business program bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required 1
Beijing University of Technology East Campus	Beijing, Capital of China	Russian Program	Approval not required	N/A	N/A
CIBT Beihai International College	Weifang, Shandong province	IT program, Business English program, CET program, Auto training program	Shandong Provincial Government	October 31, 2004	Renewal not required
CIBT WyoTech Automotive Institute	Weifang, Shandong province	Auto training program	Shandong Education Committee	December 14, 2006	Renewal not required1

(1)	We do not need to renew the government issued approval, but we are required to obtain a new approval for each new educational service provider.

We believe that we have applied for and received all necessary approvals to carry on our education business in China. While we believe that we have taken all steps necessary to maintain the approvals for our programs in China, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain the MBA or other approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a Chinese recognized Masters degree or other accreditation. See Item 3. Key Information - Risk Factors.

Sprott-Shaw and KGIC Colleges

Sprott-Shaw and the KGIC Colleges have obtained approvals or accreditations for their programs from the following authorities:

●
Private Career Training Institutions Agency (PCTIA): On November 22, 2004, the PCTIA succeeded the Private Post-Secondary Education Commission of BC (PPSEC) as the regulatory agency for private training institutions in the Province of British Columbia. The Agency is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. PCTIA has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

●	College of Licensed Practical Nurses of British Columbia (CLPNBC): The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest

●
Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

●
Industry Training Authority (ITA): The ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BCs industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of our businesses and our province.

●
Degree Quality Assessment Board (DQAB): The DQAB was appointed by the Minister of Advanced Education and Labour Market Development who established criteria, in consultation with the board, to be applied when a private or out-of-province public institution applies for consent to provide degree programs or use the word university in British Columbia. The same program review criteria apply to new degree programs proposed by British Columbia public post-secondary institutions.

●
All vocational programs, over $1,000 and 40 hours of instruction are accredited under the PCTIA. Its Practical Nursing program is approved by the CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families. The Trades Programs are approved by the ITA. All academic programs are approved by the DQAB and allowed under the Ministry of Advanced Education.

We believe that we have applied for and received all necessary approvals to carry on our education business in Canada. While we believe that we have taken all steps necessary to maintain the approvals, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a recognized accreditation. See Item 3. Key Information - Risk Factors.

Seasonality

Our business is seasonal in nature due to enrollment patterns and we receive the bulk of our cash flows at the beginning of each new school term. Our fourth quarter results tend generally to be relatively low as few students are enrolled in courses over the summer. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually.

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

We, directly or through our subsidiaries, own the copyright to all of the contents of our websites, which include www.cibt.net, www.cibt.edu, www.cibt.ca, www.sprott-shaw.com, and www.kgic.ca. We also own the trademarks Sprott-Shaw, Sprott-Shaw Community College, Pitman Business College, Tourism Training Institute, Concordia Career College and Modus International Language Institute.  To reduce replication and brand confusion, these brands are no longer in use: Pitman, Tourism Training Institute, Concordia Career College and Modus.  Operations from these prior acquisitions were fully amalgamated into our Sprott-Shaw operation.

In addition, we own the following intangible assets, among others, related to our education programs and training services business, directly or indirectly through our subsidiaries:

●	licenses;

●	affiliation agreements;

●	recruiting agent agreements; and

●	course curriculum.

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

Operations of IRIX

We own a 51% interest in IRIX which was founded on October 5, 1994 under the laws of British Columbia, Canada.  IRIX is a full service agency offering one-stop-shop multimedia and advertising services.  It was originally a marketing and advertising provider to us.  Our original intention was to purchase IRIX to reduce our marketing costs and transform IRIX into our marketing department.  Over the years, IRIX developed its own customer base by providing media design services to a broad base of clienteles in Canada.

Products and Services

IRIX provides multimedia and advertising services in Canada, the U.S. and Hong Kong. Its client base includes businesses engaged in the banking, financial, insurance, securities, realty and e-marketing sectors. Some of IRIXs services include:

●	corporate identity development

●	advertising campaigns

●	television commercials

●	printing services

●	marketing support

●	website development

●	web application development

●	internet advertising

●	online marketing

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through marketing of a defined image. IRIX focuses its marketing efforts on targeting clients in the following industries:

●	Real estate

●	Banking and Financial Services

●	Retail and Consumer Products

●	Food and Beverage Products

●	Manufacturing

Markets

IRIX conducts its operations in the U.S. (primarily in California), Canada (primarily in Vancouver, British Columbia) and Hong Kong and services financial institutions (in the U.S.), the real estate sector (in Canada) and goods providers, food and beverage manufacturers and government agencies (in Hong Kong). IRIX presently concentrates on marketing and offering products and services to Vancouver real estate businesses.

There are risks and uncertainties inherent in the multimedia and advertising industry, which could adversely affect the financial condition of IRIX, including:

●	Low barriers to entry. It is relatively easy and inexpensive for competitors to enter this industry, and IRIX may face a number of new competitors.

●	Economic downturns. In the event of a downturn in the economy, expenditures on marketing products are often more likely to be reduced over other costs, which may adversely effect IRIXs revenues.

●
Customer demography. A large portion of IRIXs customers are Asian. Should there be a downturn in the immigration environment in Vancouver, this could adversely effect IRIXs revenues and curtail our growth.

See Item 3. Key Information - Risk Factors for additional risks and uncertainties relating to the business of IRIX.

Competition

IRIX faces competition from a wide range of companies.  The multimedia and advertising market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of these competitors have substantially greater financial and other resources. Aggressive price competition from existing or future competitors could result in the need to reduce prices or increase spending and could result in a decrease in revenues and profitability of IRIX.

Competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms, who compete in the real estate market, include Traction Creative Communications and Fleming Creative Group.

Employees

IRIX has a total of 11 employees working in its Vancouver office. IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by personnel in the Vancouver office.

Office

IRIX shares a leased office space in Vancouver with us, occupying 1,526 square feet at a cost of approximately $38,151 per year. IRIX does not own any real property.

Intellectual Property

IRIX owns the copyright to all of the contents of its website, www.irix-design.com.

C.  Organizational Structure

We operate our education programs and services business through the following subsidiaries:

1.	CIBT, which conducts operations primarily in China and in which we currently hold a 100% ownership interest;

2.	Sprott-Shaw, which operates primarily in Canada and with a presence in Asia and the Middle East, in which we acquired a 100% ownership interest on December 17, 2007; and

3.
The KGIC Colleges, which are comprised of KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp., our wholly-owned subsidiaries that operate primarily in Canada, and which were organized in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010.

In addition, we hold a 51% interest in IRIX, a multimedia service and advertising agency located in Vancouver, British Columbia, Canada.

The following table sets forth certain information relating to our subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	100%
Provide education and training services primarily in China through our CIBT education centers, CIBT Beihai International College, CIBT Wyotech Automotive Institute, CIBT-BJUT School of Business and Tourism Training Institute

Sprott-Shaw	December 7, 2007	British Columbia, Canada	100%
Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and provider of education and training services primarily in Canada and parts of Asia

KGIC Business College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide business education and training services primarily in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design, marketing and advertising services in Canada, Hong Kong, and the U.S.

A chart of our organizational structure follows:

D.  Property, Plant and Equipment

We currently rent our principal corporate office at 777 West Broadway, Suite 1200, Vancouver, British Columbia, Canada, V5Z 4J7. The office is comprised of 3,526 square feet of office space for which we pay annual rent of approximately $88,152. Our rental agreement has a 60 month term from November 1, 2009 to October 31, 2014 pursuant to which we will pay annual rent of $88,152 for the first three years, increasing to $91,680 per year for the last two years. We currently use about 2,000 square feet of the available office space, and record rent expenses of approximately $50,001 per year. The remaining 1,526 square feet is used by IRIX. IRIX will pay approximately $38,151 in annual rent expenses for the first three years, increasing to $39,678 per year for the last two years, under our current rent agreement.

Sprott-Shaw currently rents a corporate office at Suite 200, 1405 Broadway Street, Port Coquitlam, British Columbia, Canada, V3C 6L6. The office is comprised of 8,038 square feet of office space for which it pays annual rent of approximately $83,418. The rental agreement has an 82 month term from July 2009 to April 2016.

KGIC currently rents a corporate office at Suite 201, 1400 Robson Street, Vancouver, British Columbia, Canada, which is also used as an operational campus.  The office and campus premises are comprised of 21,000 square feet of space for which it pays annual rent of approximately $769,650.  The rental agreement expires on October 31, 2011.

We do not presently own any real property. The lease holdings of CIBT range in size from approximately 15,000 square feet to approximately 107,000 square feet. The lease holdings of Sprott-Shaw range in size from approximately 1,900 square feet to approximately 12,000 square feet. The lease holdings of KGIC range in size from approximately 4,800 square feet to approximately 21,000 square feet. The description of our business above provides information relating to these facilities.

ITEM 4A.  Unresolved Staff Comments

Not applicable.

ITEM 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as at and for the years ended August 31, 2010, 2009 and 2008 and the notes thereto included in this annual report under Item 18.  Our consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. Refer to Note 27 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

On September 1, 2008, we changed our reporting currency from U.S. dollars to Canadian dollars to match our functional currency.

On June 26, 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw, our major subsidiary, and the fiscal year end commonly used in the education industry.

On March 15, 2010, we acquired, through the KGIC Colleges, substantially all of the operating assets and assumed certain liabilities of KGIC, which operates in the education services business.  The results of the KGIC Colleges have only been consolidated into the financial statements included in this annual for the relevant periods subsequent to the date of its acquisition.  See Information on the Company - Overview KGIC Colleges for more information.

The following discussion and analysis contains certain forward-looking statements relating to, among other things, our plan of operations going forward. Our actual results may differ materially from our expectations set out in these statements due to a number of factors, including the factors set out under Item 3.  Key Information - Risk Factors.  See Note Regarding Forward-Looking Statements at the beginning of this annual report.

Overview

We are a fully integrated provider of educational programs and services.  We deliver western-style education to students from emerging Asian countries and Canada, providing our graduates with increased earning potential working for multinational companies in their home countries or abroad. Our target students for our schools are recent high school graduates or adult persons working in urban centers.  In addition, we recruit international students to enroll at our Canadian campuses and other locations around the world and provide them with an enhanced learning experience, western credentials and overseas employment experience.

We offer a wide range of education programs and training courses, including: college preparation courses, English language training and certification courses, and diploma and degree programs in business, healthcare, hotel management, information technology, automotive technical training, and corporate executive training.  We are the largest trainer of practical nurses in Canada and also offer this program in other countries.  In addition, we offer bachelors of business administration programs in China and Canada. We create our own education programs and training services and also offer programs created by other institutions at our campuses and other locations.  Our infrastructure is located primarily in Canada and China, as well as other countries around the world.

Our goal is to become the leading provider of western-style education in China and Asia, and the largest recruiter of foreign students to study in Canada. We seek to achieve continued growth in a manner that reinforces our reputation for providing high-quality career-oriented educational programs that advance the careers of our students.

Note that our financial statements for the year ended August 31, 2009 included the operations of CIBT in China, Sprott-Shaw in Canada and IRIX, a multimedia service and advertising company located in Canada in which we hold a 51% interest. In addition to the foregoing operations, our financial statements for the year ended August 31, 2010 include the operations of KGIC, our wholly owned subsidiary that we acquired on March 15, 2010.

The table below sets forth our selected consolidated financial information for the periods indicated.

Canadian GAAP

Consolidated Income Statement Data	Year Ended August 31, 2010 (C$)	Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)
Revenues	55,954,852	44,550,958	31,161,279
Direct costs	20,670,302	16,234,348	12,067,789
Other expenses	33,669,709	27,731,472	22,625,691
Income (loss) from operations	1,614,841	585,138	(3,532,201)
Other income (expenses)	(3,027,643)	193,213	(1,124,521)
Income (loss) before income taxes	(1,412,802)	778,351	(4,589,071)
Income tax recovery (provision)	2,365,055	(285,241)	(351,452)
Non-controlling interests	(369,883)	(477,103)	(109,155)
Net income (loss)	582,370	16,007	(5,049,678)
Basic and diluted earnings (loss) per share(1)	0.01	0.00	(0.09)

Our revenues are defined as revenues net of refunds.  Direct costs are comprised of: (a) partnership costs, teachers salaries and other teaching costs, textbook printing costs and sales tax for CIBT; (b) teachers salaries, other teaching costs and textbook printing costs for Sprott-Shaw; (c) teachers salaries, program development, homestay and dormitory fees, student supplies, textbooks, teaching supplies, and computer supplies/repair for KGIC; and (d) media acquisition cost for IRIX.

For the year ended August 31, 2010, we generated revenue of $55,954,852.  Sprott-Shaw accounted for $36,919,922 or 66% of revenue, while CIBT accounted for $7,166,099 or 13%, KGIC accounted for $10,302,107 or 18%, and IRIX accounted for $1,566,742 or 3% of revenue.  By industry segment, our education business generated $54,388,128 of our revenue (equivalent to 97%), while our design business generated $1,566,724 (equivalent to 3%).

This compares to revenue of $44,550,958 for the year ended August 31, 2009. Sprott-Shaw accounted for $33,659,924 or 76% of revenue, while CIBT accounted for $9,576,706 or 21% and IRIX accounted for $1,314,328 or 3% of revenue. By industry segment, our education business generated $43,236,630 of our revenue (equivalent to 97%), while our design business generated $1,314,328 (equivalent to 3%).

For the year ended August 31, 2008, we generated revenue of $31,161,279.  Sprott-Shaw accounted for $21,070,707 or 68% of revenue, while CIBT accounted for $7,997,918 or 26%, and IRIX accounted for $1,961,205 or 6% of revenue. By industry segment, our education business generated $29,068,625 of our revenue (equivalent to 93%), while our design business generated $1,916,205 (equivalent to 6%).

Our net income was $582,370 for fiscal 2010.  This compares to a net income of $16,007 for the year ended August 31, 2009 and a net loss of $5,049,678 for fiscal 2008. We recognized a future income tax recovery of $2,400,024 and recorded a current income tax provision of $34,969 for the year ended August 31, 2010 compared to a net future tax provision of $285,241 for the year ended August 31, 2009. Net future income tax recovery benefits recognized in the period amounted to $2,365,055. Without such benefits, our earnings would have been a net loss of $1,782,685.

We had cash of $11,511,835 as of August 31, 2010 compared to $10,337,128 as of August 31, 2009 and $10,932,737 as of August 31, 2008.  Our working capital deficit was $1,836,438 as at August 31, 2010, compared to working capital of $440,643 as at August 31, 2009 and $175,516 as at August 31, 2008.

As at August 31, 2010, we had total assets of $54,969,338 and an accumulated deficit of $22,204,551.  This compares to total assets of $47,521,692 and an accumulated deficit of $22,506,813 as at August 31, 2009 and total assets of $43,817,565 and an accumulated deficit of $21,874,220 as at August 31, 2008.

As of August 31, 2010, we had 69,226,011 common shares issued and outstanding, and outstanding and unexercised options and warrants to purchase a total of 4,175,000 of our common shares.

In the near future, our plans are to:

●	integrate the assets and personnel of KGIC into our operations, especially its network of international agents and recruiting offices;

●	integrate any other assets or businesses acquired into our operations;

●	continue building a network of new CIBT center locations in additional Asian cities;

●	further develop our current programs, campuses and CIBT center locations;

●	increase revenues by increasing student enrollments at our campuses and CIBT center locations;

●	continue our expansion across China by strategically reviewing Chinese degree-granting institutions as potential acquisition targets;

●	acquire other state-owned colleges in China and transform them into private business colleges;

●	expand the presence of Sprott-Shaw and KGIC in the Philippines and establish locations in other parts of Asia, including Thailand, South Korea, Malaysia, Vietnam and India;

●
enhance our product offerings by increasing our focus on the college preparation market and introducing a new program to become a Certified General Accountant (CGA), a designation of professional accountants recognized in and with national associations in Canada, China, Hong Kong, Bermuda and the Caribbean, combined with a  Bachelors degree in Canada and Asia;

●
increase the conversion rates of English language students at KGIC and all of our schools into taking longer, potentially degree-granting programs at Sprott-Shaw and the rest of the schools in our system;

●	continue to develop closer marketing relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaws Canadian campuses to study;

●	maintain strong relationships with the CIBT center and campus location facility and educational service providers, as well as the Chinese authorities; and

●	continue to promote our businesses and brands.

We had cash and cash equivalents of approximately $11.5 million and $10.3 million and a working capital deficit of approximately $1.8 million and working capital of approximately $0.4 million as of August 31, 2010 and 2009, respectively.  We estimate that we will need significant additional financing of approximately $10.5 million to carry out our near-term proposed expansion plans.  We plan to obtain the necessary funds from equity or debt financings, as required; however, there can be no assurance that we will obtain such financing.  If we are not able to obtain such additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Our continued growth will depend on our ability to manage our current operations and carry out our long-term expansion plans.  While we expect our expansion plan to generate revenue growth in the longer term, we expect to incur near-term losses.

A.  Operating Results

Results of operations for the year ended August 31, 2010 compared to the year ended August 31, 2009

The following table summarizes selected financial information for the year ended August 31, 2010 and the year ended August 31, 2009 on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2010 (C$)	Percentage of Revenues		Year Ended August 31, 2009( C$)	Percentage of Revenues
Revenues
CIBT (education)	7,166,099	13%		9,576,706	21%
Sprott-Shaw (education)	36,919,922	66%		33,659,924	76%
KGIC (education)	10,302,107	18%		Nil	Nil
IRIX (advertising)	1,566,724	3%		1,314,328	3%
Revenues Consolidated	55,954,852	100%		44,550,958	100%
Direct costs	20,670,302	37%		16,234,348	36%
Revenues net of direct costs	35,284,550	63%		28,316,610	64%
General and administrative expenses	31,899,806	57%		25,531,613	57%
Amortization and stock-based compensation expenses	1,537,277	3%		1,636,761	4%
Income (loss) before income taxes	(1,412,802)	(3%	)	778,351	2%
Income tax (recovery) provision	2,365,055	4%		(285,241)	(1%	)
Non-controlling interests	(369,883)	(*)		(477,103)	(1%	)
Net income (loss)	582,370	1%		16,007	*

*  Less than 1%.

Consolidated

We generated revenues of $55,954,852 for the year ended August 31, 2010, an increase of $11,403,894 from revenues of $44,550,958 for the year ended August 31, 2009. Our net income was $582,370 for the year ended August 31, 2010, compared to a net income of $16,007 for the same period in 2009, an increase of $566,363.

CIBT

Revenues for CIBT during the year ended August 31, 2010 were $7,166,099 compared to $9,576,706 for the year ended August 31, 2009, a decrease of 25%.  Revenues net of direct costs averaged a 47% margin compared to a 54% margin during the year ended August 31, 2009.  The CIBT student population was 2,512 as at August 31, 2010 compared to 2,671 as at August 31, 2009, a decrease of 6%.  Revenue per student averaged $2,853 for the year ended August 31, 2010 compared to average revenue per student of $3,365 for the year ended August 31, 2009, a decrease of 15%.  The changes in student population and average revenue per student was a result of fewer college aged individuals leading to lower enrollment levels this year as compared to the previous year and the teach-out of City Universitys MBA program in China while other MBA programs are being created. As CIBT winds down its programs and transition to new ones the Company typically experience fluctuations in student population and revenues.

CIBT generated a net loss of $1,529,433 for the year ended August 31, 2010 compared to net income of $559,811 for the year ended August 31, 2009.  A significant reason for the net loss position was a $2,000,000 impairment of intangible assets.  An impairment of intangible assets is not cash related.  As CIBT has completed the teach out phase for these programs with lower student counts, the company has strategically realigned its position to focus more on lower cost programs with higher student counts and expect gradually ramp up its target student market.

Sprott-Shaw

Synergies were generated from the exchange of market intelligence, exchange and recruitment of students between CIBT in China and Sprott-Shaw and KGIC in Canada, and shared resources between these subsidiaries.

Revenues for Sprott-Shaw during the year ended August 31, 2010 were $36,919,922 compared to $33,659,924 for the year ended August 31, 2009, an increase of 10%.  Revenues net of direct costs averaged a 68% margin during the year ended August 31, 2010 compared to a 67% margin during the year ended August 31, 2009.

The Sprott-Shaw student population was 1,699 as at August 31, 2010 compared to 2,216 as at August 31, 2009.  Revenue per student averaged $8,946 for the year ended August 31, 2010 compared to an average of $9,248 for the year ended August 31, 2009, a decrease of 3%.  The student population decrease was a direct result of a stronger economy following the Olympic Games.

Sprott-Shaw generated a net income of $1,007,400 for the year ended August 31, 2010 compared to a net loss of $1,064,312 for the year ended August 31, 2009.  Before inter-corporate interest and management fee charges of $3,149,040 net income for the year ended August 31, 2010 was $4,156,440 as compared to $3,406,649 net income before inter-corporate interest and management fees charges of $2,342,337 for the year ended August 31, 2009.

KGIC

We acquired KGIC on March 15, 2010. Revenues for KGIC since acquisition were $10,302,107, of which $8,167,918 was earned in the six months ended August 31, 2010. Revenues net of direct costs averaged a 57% margin. KGIC generated a net income of $84,548.

IRIX

Revenues for IRIX during the year ended August 31, 2010 were $1,566,724 compared to $1,314,328 for the year ended August 31, 2009, an increase of 19%.  The economic pickup during the year ended August 31, 2010 has positively contributed to IRIXs advertising revenues, especially for advertising and marketing campaigns in the real estate sector.  IRIX has also expanded its clientele into other industries including the food and beverage industry which brings a more stable source of revenues to IRIX.   Revenues net of direct costs averaged a 55% margin during the year ended August 31, 2010 compared to a 51% margin for the year ended August 31, 2009.  IRIXs margin increase is due, in part, to their active pursuit of higher margin design services such as creating print and television advertisements and designing websites, and a natural decrease in lower margin services for its clients, such as booking radio and television air time with media outlets.

Corporate

Our corporate operations generated net income of $976,917 for the year ended August 31, 2010, compared to a net loss of $1,557,335 for the year ended August 31, 2009. Expenses and other items impacting the corporate results of operations include general and administrative expenses, amortization and stock-based compensation granted to our employees, officers and directors, each of which is discussed in further detail below.

General and Administrative Expenses

The following selected general and administrative expenses are for the consolidated group on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2010 (C$)	Percentage of Revenues	Year Ended August 31, 2009 (C$)	Percentage of Revenues
Revenues	55,954,852	100%	44,550,958	100%
Advertising	8,700,663	16%	5,699,158	13%
Consulting and management fees	1,380,305	25%	1,230,128	3%
Office and general	4,055,573	7%	3,557,686	8%
Professional fees	1,940,634	3%	1,544,022	3%
Rent	4,108,635	7%	3,019,407	7%
Salaries and benefits	10,645,586	19%	9,631,436	22%
Total general and administrative expenses	31,899,806	57%	25,513,613	57%

Advertising costs increased by $3,001,505 or 53% from $5,699,158 for the year ended August 31, 2009 to $8,700,663 for the year ended August 31, 2010 as a result of increased marketing efforts by CIBT and Sprott-Shaw due to continued expansion overseas which required additional marketing.  Of the advertising costs incurred, Sprott-Shaw accounted for $5,563,476 ($5,012,075 for the year ended August 31, 2009), KGIC accounted for $1,696,851, and CIBT accounted for the remainder of $1,440,336 ($685,385 for the year ended August 31, 2009).

Sprott-Shaw uses expensive advertising media in its marketing campaigns.  Sprott-Shaw utilizes television and radio which costs more than print media, but Sprott-Shaws use of television and radio is effectively implemented which allows them to maintain its market share and continue to build brand awareness.  KGICs advertising expenditure consisted of mainly agency fees, the commissions paid to their agents. CIBT uses print media and trade show presentations to market their programs resulting in lower costs for advertising.

Consulting and management fees totaled $1,380,305 for the year ended August 31, 2010 as compared to $1,230,128 for the year ended August 31, 2009, an increase of $150,177 or 12% from the prior comparative period.  The increase was due to heightened use of consultants for corporate financing and communication activities, utilized by corporate operations.  The types of consultants engaged by Sprott-Shaw and CIBT during the period included consultants with specialized knowledge and expertise in developing the various degree granting programs to be delivered by Sprott-Shaw, and consultants with specialized knowledge and expertise in developing course programs for CIBT.

Office and general for the year ended August 31, 2010 totaled $4,055,573 an increase of $497,887 or 14% as compared to $3,557,686 for the year ended August 31, 2009.  The office and general expenses amounted to 7% of the revenues and calculated on a monthly basis, general expenses were $337,964 per month for the year ended August 31, 2010, an increase over the $296,474 per month for the year ended August 31, 2009.

Professional fees totaled $1,940,634 for the year ended August 31, 2010 compared to $1,544,022 for the year ended August 31, 2009, an increase of 26%.  The increase in professional fees was a result of the ongoing and required use of specialized experts in the fields of valuation, taxation and internal controls in order to be in compliance with various regulations in North America and Asia.  Since the Company is a SEC Registrant in the U.S., the Company is subject to compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls), and accordingly engaged the services of professionals that specialize in compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls).  In addition, the Companys former and current auditors were both involved in the filing of the Companys annual Form 20-F filing with the SEC in the U.S.  The Company also engaged professional legal services to prepare its listing on the Toronto Stock Exchange during the year.  Moreover, the Company sought professional advice on structure and tax filings and realization of the benefit of prior years tax losses.  The use of these various professionals and experts account for the significant increased costs.  A portion of these expenses is expected to be non-recurring as these projects are being completed in the coming quarters.

Rentals and lease costs of $4,108,635 were incurred during the year ended August 31, 2010 as compared to $3,019,407 for the year ended August 31, 2009 an increase of 36%.

Salaries and benefits for the year ended August 31, 2010 amounted to $10,645,586 as compared to $9,631,436 for the year ended August 31, 2009, an increase of $1,014,150, or 11%.  The increased salaries and benefits cost was primarily attributed to additional personnel from the acquisition of KGIC.  CIBT accounted for $1,468,354 (compared to $1,544,804 for the year ended August 31, 2009, a decrease of 5%).  KGIC accounted for $914,763 and IRIX accounted for $652,890 (compared to $648,177 last year, an increase of 1%) of salaries and benefits.  SSDC accounted for $7,134,849 (compared to $7,075,274 last year, an increase of 1%) of total salaries and benefits, while CEG, the group company accounted for $474,730 (compared to $363,181 last year, an increase of 11%).

Impairment

In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore the Company assessed certain intangibles for impairment and a portion of the value of a specific intangible asset was determined to be impaired by $2,000,000.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

Amortization

Amortization of $1,537,277 for the year ended August 31, 2010 decreased by $99,484 from $1,636,761 for the year ended August 31, 2009.

The following summarizes the amortization expense:

	Year Ended August 31, 2010 (C$)	Year Ended August 31, 2009 (C$)
Amortization of property and equipment	1,131,255	1,076,219
Amortization of intangible assets	406,022	560,542
TOTAL	1,537,277	1,636,761

Stock-based Compensation

Stock-based compensation totaled $232,626 for the year ended August 31, 2010, and $581,098 for the year ended August 31, 2009.  The decrease in stock-based compensation was the result of a substantial decrease in the number of stock options granted during the year ended August 31, 2010 and a reduction in compensation expense recognized for stock options granted in prior years as vesting of those stock options took place.  The stock-based compensation expense from stock options granted is being recognized on a straight-line basis over the vesting period of the underlying options.  Stock-based compensation represents the estimated fair value of stock options at the grant date and is a non-cash expense item.

Results of operations for the year ended August 31, 2009 compared to the year ended August 31, 2008

The following table summarizes selected financial information for the year ended August 31, 2009 and the year ended August 31, 2008 on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2009 (C$)	Percentage of Revenues		Year Ended August 31, 2008 (C$)	Percentage of Revenues
Revenues
CIBT (education)	9,576,706	21%		7,997,918	26%
Sprott-Shaw (education)	33,659,024	76%		21,070,707	68%
IRIX (advertising)	1,314,328	3%		1,961,205	6%
Revenues Consolidated	44,550,958	100%		31,161,279	100%
Direct costs	16,234,348	36%		12,067,789	39%
Revenues net of direct costs	28,316,610	64%		19,093,490	61%
General and administrative expenses	25,351,076	575		19,301,660	62%
Amortization and stock-based compensation expenses	2,217,859	5%		3,324,031	11%
Income (loss) before income taxes	778,351	2%		(4,589,071)	(15%	)
Income tax provision	(285,241)	(1%	)	(351,452)	(1%	)
Non-controlling interests	(477,103)	(1%	)	(109,155)	(2)
Net income (loss)	16,007	(1)		(5,049,678)	(16%	)

(1) Less than 1%.
(2) Less than (1%).

Consolidated

We generated revenues of $44,550,958 for the year ended August 31, 2009, an increase of $13,389,679 from revenues of $31,161,279 the year ended August 31, 2009. Our net income was $16,007 for the year ended August 31, 2009, compared to a net loss of $5,049,678 for the same period in 2008, an increase of $5,065,685.

CIBT

Revenues for CIBT during the year ended August 31, 2009 were $9,576,706 compared to $7,997,918 for the year ended August 31, 2008, an increase of 20%.  Revenues net of direct costs averaged a 54% margin compared to a 53% margin during the year ended August 31, 2008.  The CIBT student population was 2,671 as at August 31, 2009 compared to 3,263 as at August 31, 2008, a decrease of 18%.  Revenue per student averaged $3,365 for the year ended August 31, 2009 compared to average revenue per student of $2,296 for the year ended August 31, 2008, an increase of 47%.  The increase of revenues was attributed to adverse economic conditions as those that have lost their jobs turned to further their education and either upgrade their skills or seek retraining.  With the addition of the hotel and tourism training program, additional sources of revenue were created.  The increase in revenues net of direct costs was attributed to the popularity of advanced programs with higher margins but typically with lower student count.  We believe the decrease in student population was primarily due to marketing efforts to specifically attract students who would enroll in longer term programs as opposed to shorter term programs, as well as teach-outs of certain MBA programs we offered. The increase in revenue per student was due to more enrollments in advanced programs that produce more revenue.

CIBT generated net income of $559,811 for the year ended August 31, 2009 compared to net income of $166,020 for the year ended August 31, 2008.

Sprott-Shaw

Synergies were generated from the exchange of market intelligence, exchange and recruitment of students between CIBT in China and Sprott-Shaw in Canada, and shared resources between the two subsidiaries.

Revenues for Sprott-Shaw during the year ended August 31, 2009 were $33,659,924 compared to $21,070,707 for the year ended August 31, 2008, an increase of 60%.  Revenues net of direct costs averaged a 67% margin during the year ended August 31, 2009 compared to a 66% margin during the year ended August 31, 2008.  Revenues increased as a result of an increase in student starts to 4,206 as at August 31, 2009 from 3,190 as at August 31, 2008, an increase of 32%, and due to the fact that our operating results for the year ended August 31, 2008 only included eight months of operations for Sprott-Shaw, as Sprott-Shaw Community College was acquired on December 17, 2007.  The increase in student population was due to the global economic downturn which resulted in companies laying-off workers and people seeking more education to retrain for a career in another industry.

Revenue per student averaged $9,248 for the year ended August 31, 2009 compared to an average of $9,636 for the year ended August 31, 2008, a decrease of 4%.  The decrease in average revenue per student was attributed to the popularity of lower cost programs.

Sprott-Shaw generated a net income of $1,064,312 for the year ended August 31, 2009 compared to a net loss of $246,182 for the year ended August 31, 2008.  The increase in net income was attributed to greater enrollment both domestically and internationally, low incremental cost with reasonable increase in class sizes, marginal cost controls and a decrease in amortization.  Amortization decreased by $528,609 due to a restatement of intangible assets subject to amortization and resulted in an increase in net income of $528,609.

IRIX

Revenues for IRIX during the year ended August 31, 2009 were $1,314,328 compared to $1,961,205 for the year ended August 31, 2008, a decrease of 33%.  The decrease was due to adverse economic conditions in its operating markets.  Revenues net of direct costs averaged a 51% margin during the year ended August 31, 2009 compared to a 43% margin for the year ended August 31, 2008.  IRIXs higher margins are the result of its actively pursuing higher margin design services, such as creating print and television advertisements and designing websites, and a natural decrease in lower margin services for its clients, such as booking radio and television air time with media outlets.

Corporate

Our corporate operations generated a net loss of $1,557,335 for the year ended August 31, 2009, compared to a net loss of $4,908,569 for the year ended August 31, 2008. Expenses and other items impacting the corporate results of operations include general and administrative expenses, amortization and stock-based compensation granted to our employees, officers and directors, each of which is discussed in further detail below.

General and Administrative Expenses

The following selected general and administrative expenses are for the consolidated group on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2009 (C$)	Percentage of Revenues	Year Ended August 31, 2008 (C$)	Percentage of Revenues
Revenues	44,550,958	100%	31,161,279	100%
Advertising	5,699,158	13%	4,087,705	13%
Consulting and management fees	1,230,128	3%	1,632,939	5%
Office and general	3,395,149	8%	2,498,784	8%
Professional fees	1,544,022	3%	1,466,510	5%
Rent	3,019,407	7%	2,116,207	7%
Salaries and benefits	9,631,436	22%	6,517,877	21%
Total general and administrative expenses	25,351,076	57%	19,301,660	62%

Advertising costs increased by $1,611,453 or 39% from $5,699,158 for the year ended August 31, 2009 to $4,087,705 for the year ended August 31, 2008 as a result of increased marketing efforts by CIBT and Sprott-Shaw due to continued expansion overseas which required additional marketing.  Of the advertising costs incurred, Sprott-Shaw accounted for $5,012,075 ($3,449,004 for the year ended August 31, 2008) and CIBT accounted for the remainder of $685,385 ($639,042 for the year ended August 31, 2008).  Sprott-Shaw utilized television and radio, which costs more than print media, for its marketing campaigns.  CIBT utilized print media and the internet for its marketing campaigns.  The increase in Sprott-Shaws advertising costs was due to twelve months of operations for Sprott-Shaw for the year ended August 31, 2009, while there were only eight months of operations for the year ended August 31, 2008, as well as Sprott-Shaws increased marketing efforts, including use of television advertisements and signage on public transportation.  Also, with its expansion into the Philippines, substantial advertising investments were made to create a larger footprint in these newly chartered markets.

The $402,811 or 25% decrease in consulting and management fees was due to decreased use by corporate operations of consultants for corporate financing and communication activities.  The types of consultants engaged by Sprott-Shaw and CIBT during the period included consultants with specialized knowledge and expertise in developing the various degree granting programs to be delivered by Sprott-Shaw, and consultants with specialized knowledge and expertise in developing course programs for CIBT.

The $964,016 or 40% increase in office and general expenses was due to expenditures incurred by Sprott-Shaws operations.  The office and general expenses for Sprott-Shaw and for CIBT each amounted to 3% of the revenues generated by the operations of each subsidiary.  The increase is attributable to the fact that there were twelve months of operations for Sprott-Shaw for the year ended August 31, 2009, while there were only eight months of operations for Sprott-Shaw for the year ended August 31, 2008.  Calculated on a monthly basis, Sprott-Shaws office and general expenses were $156,670 per month for the year ended August 31, 2009, a slight increase over the $149,072 per month for the year ended August 31, 2008.

The $77,512 or 5% increase in professional fees was due to professional fees incurred for listing on the American Stock Exchange which was a one-time event.  We also incurred additional professional fees to comply with various regulatory requirements in the U.S., Canada and China, including compliance with section 404 of the Sarbanes-Oxley Act, valuations and goodwill determinations in connection with various acquisitions completed in 2008.

The majority of the $903,200 or 43% increase in rent was due to the fact that there were twelve months of operations for Sprott-Shaw for the year ended August 31, 2009, while there were only eight months of operations for Sprott-Shaw for the year ended August 31, 2008.  Calculated on a monthly basis, Sprott-Shaws monthly rent expense was $216,355 for the year ended August 31, 2009 which was a slight decrease from $226,881 per month for the year ended August 31, 2008.

Of the $9,631,436 of salaries and benefits expenses incurred for the year ended August 31, 2009, Sprott-Shaw accounted for $7,075,274 with $1,155,395 in year-end bonuses (compared to $1,931,163 with $213,953 in year-end bonuses for the year ended August 31, 2008) and CIBT accounted for $1,544,804 with $297,813 in bonuses paid (compared to $1.901524 with $366,582 in bonuses for the year ended August 31, 2008).  Bonuses for Sprott-Shaw staff are tied to the companys revenues and EBITDA. As Sprott-Shaws revenues and EBITDA increased, the pay out of bonuses increased accordingly.  The increase in salaries and benefits attributable to CIBT are the result of transferring certain management team individuals from the corporate payroll because those individuals were stationed in China.  CIBT anticipates substantial growth and has increased its staffing in preparation for growth in Asia.

Amortization

Amortization of $1,636,761 for the year ended August 31, 2009 decreased by $224,414 from $1,861,175 for the year ended August 31, 2008.  The decrease was due to revision of the life for the amortization of finite life intangible assets that were purchased in the acquisition of Sprott-Shaws assets, the acquisition of Tourism Training Institutes assets and our restructuring of ownership as described in Note 3(a) of the financial statements included herein.  The life for the amortization of finite life intangible assets was increased from 5 to 15 years.  Amortization is a non-cash expense and does not affect our cash flow.

The following summarizes the amortization expense:

	Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)
Amortization of property and equipment	1,076,219	692,524
Amortization of intangible assets	560,542	1,168,651
TOTAL	1,636,761	1,861,175

Stock-based Compensation

Stock-based compensation totaled $581,098 for the year ended August 31, 2009, and $1,462,856 for the year ended August 31, 2008.  The decrease in stock-based compensation was the result of a substantial decrease in the number of stock options granted during the year ended August 31, 2009 and a reduction in compensation expense recognized for stock options granted in prior years as vesting of those stock options took place.  The stock-based compensation expense from stock options granted is being recognized on a straight-line basis over the vesting period of the underlying options.  Stock-based compensation represents the estimated fair value of stock options at the grant date and is a non-cash expense item.

Significant Transactions Affecting Our Results

Sprott-Shaw Acquisition

Effective December 17, 2007, we acquired, through Sprott-Shaw, the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools, which allowed us to continue operating Sprott-Shaws business which consists of career and vocational schools, language training schools, and a baccalaureate degree granting college through 17 campuses in Western Canada, and locations in Vietnam, the Philippines and China.

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

Of the amount held in escrow, $526,190, being the final adjusted amount to be paid out of escrow, has been included in the purchase price.  During the year ended August 31, 2009 Sprott-Shaw and the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008.  This resulted in the purchase price being reduced by $210,899 and a corresponding reduction in the amount of goodwill recorded in the original purchase price allocation.

In addition, we agreed to pay a total of $2,159,000 of further consideration in the form of an earn-out which will be paid upon the achievement of the following milestones by Sprott-Shaw:

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

The acquisition of Sprott-Shaw was accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Acquisition of Sprott-Shaw	Fair Value of Assets Acquired (C$)
Accounts receivable	5,453,877
Inventory	703,530
Prepaids and other current assets	380,965
Property and equipment	2,371,397
Intangible assets subject to amortization	3,275,000
Intangible assets not subject to amortization	5,982,000
Goodwill	3,161,203
Bank overdraft	(117,174)
Accounts payable and accrued liabilities	(2,157,135)
Deferred revenue	(10,177,278)
Long term debt and lease obligations	(1,017,542)
Due to related parties	(411,285)
Net assets acquired equal to purchase price	7,447,558

In March 2009, the purchase price allocation for this acquisition was finalized, which did not result in significant changes to the preliminary purchase price allocation, with the exception of the amortization period of certain finite life intangible assets which was adjusted to fifteen years as opposed to five years.  The change of amortization period was accounted for prospectively.

As a result of more comprehensive valuation work, it was determined that the original purchase price allocation and related fair value assessments, as finalized, was materially misstated and was restated during the year ended August 31, 2009.  The final purchase price allocation, as restated, is reflected above.  The final fair value estimates resulted in a decrease in intangible assets subject to amortization of $1,883,000, an increase in intangible assets not subject to amortization of $1,613,000, an increase in goodwill of $286,620 and an increase in deferred revenue of $16,620.

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

	August 31, 2008
	As Previously Reported (C$)	As Restated (C$)	Change (C$)
CIBT
Intangible assets subject to amortization	106,352	246,352	140,000
Intangible assets not subject to amortization	1,725,000	3,147,000	1,422,000
Goodwill	2,156,705	985,205	(1,171,500)
Future income tax liability	(439,500)	(830,000)	(390,500)
TOTAL	3,548,557	3,548,557	-
Sprott-Shaw
Intangible assets subject to amortization	5,158,000	3,275,000	(1,883,000)
Intangible assets not subject to amortization	4,369,000	5,982,,000	1,613,000
Goodwill	2,874,583	3,161,203	286,620
Future income tax liability	(10,160,658)	(10,177,278)	(16,620)
TOTAL	2,240,925	2,240,925	-

This restatement had no significant impact on our prior period results of operations or shareholders equity.  Accordingly, there has been no restatement of our statement of income (loss) and comprehensive income (loss), statement of accumulated other comprehensive income (loss), statement of deficit and statement of cash flows for the twelve month period ended August 31, 2008.

Tourism Training Institute Asset Acquisition

On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute (TTI), which allowed us to continue operating TTIs business consisting of developing and delivering tourism educational systems.  TTI is an accredited education institution based in Vancouver, Canada with branch offices in Beijing, and has exclusive distribution rights in China and the Philippines under the licenses granted by AHLA-EI for AHLA-EIs hotel and tourism curriculum.  We paid $201,648 as consideration to the vendors and incurred transaction costs of $19,774.

The acquisition of the TTIs assets has been accounted for using the purchase method with the fair value of the assets acquired and liabilities assumed being as follows:

Assets and Liabilities Acquired in Tourism Training Institute Purchase	Fair Value of Assets Acquired (C$)
Accounts receivable	92,268
Property and equipment	24,000
Intangible assets subject to amortization	281,247
Deferred revenue	(176,093)
Net assets acquired equal to purchase price	221,422

Subsequent to the period ended August 31, 2008, the purchase price allocation for the purchase of the assets of TTI on April 30, 2008 was finalized and did not result in significant differences from the preliminary purchase price allocation.

TTIs operations in Canada have been integrated with those of Sprott-Shaw and its operations in China have been integrated with CIBTs operations.

Concordia Career College/Modus International Acquisitions

On September 4, 2008, we acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively, Concordia Career Group) This acquisition enabled us to continue operating Concordia Groups business consisting of career and English language schools with a special focus on the Korean, Japanese and Latin American markets.

The operations of the Concordia Group have been integrated with Sprott-Shaws operations in Canada.  As consideration we will pay a total of $150,000 to the vendors within 18 months after the close of the transaction if certain revenue and net profit targets are met by the Concordia Group within that time period.

To date, certain of the targets have not been met and, accordingly, the $150,000 consideration is not payable.  However, we are currently in discussions with the vendor about the possibility of paying a prorated amount of the original consideration which will be recorded if and when finalized between the parties.

KGIC Acquisition

On March 15, 2010, we acquired substantially all of the operating assets of KGIC, including all necessary approvals or consents from regulatory authorities required in connection with KGICs business, physical assets used in connection with KGICs business, intellectual property, student contracts and contracts of employment for teaching staff.  We did not acquire other non-education assets of KGIC including most real estate holdings.  We also assumed certain contractual obligations of KGIC related to the assets acquired, including accounts payable and obligations under certain contracts.

Subject to certain adjustments and excluding fees and expenses, the purchase price for the acquisition was a maximum of $9 million, consisting of $5 million payable in cash, subject to a negative working capital adjustment, and an earn-out of $4 million. Our payments are as follows:

(a)	we paid $3,817,497 in cash at closing, after an adjustment for negative working capital based on the amount by which current liabilities exceeded current assets of KGIC at the time of closing;

(b)	we paid $700,000 in cash to be held in escrow, payable to KGIC in two installments of $350,000 each, payable as follows:

(i)	100 days after the closing date provided KGIC delivered certain financial statements to us on or before 20 business days after March 15, 2010 (paid); and

(ii)	after the delivery of audited financial statements of KGIC dated August 31, 2010 by KGIC to us (paid);

KGIC has not delivered any of the above financial statements and the funds will be held in escrow until delivery occurs; and

(c)	we will pay a maximum of $4,000,000, which is referred to as the earn out, calculated as follows:

(i)	for the period March 16, 2010 to February 28, 2011, a maximum of $958,904.55 if revenue net of direct costs exceeds $16,109,588 and EBITDA exceeds $1,284,930;

(ii)	for the period March 16, 2010 to February 28, 2011, a maximum of $958,904.55 payable in shares of CIBT Education Group if revenue net of direct costs exceeds $16,109,588 and EBITDA exceeds $1,284,930;

(iii)	for the period March 1, 2011 to February 29, 2012, a maximum of $1,000,000 if revenue net of direct costs exceeds $18,200,000 and EBITDA exceeds $2,000,000; and

(iv)	for the period March 1, 2012 to February 28, 2013, a maximum of $1,000,000 if revenue net of direct costs exceeds $23,000,000 and EBITDA exceeds $3,450,000.

B.  Liquidity and Capital Resources

Our operations have been financed through internal cash flows, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

The following table is a summary of selected financial information for the periods indicated:

	Audited
Financial Position	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)	As at August 31, 2008 (C$)
Cash and cash equivalents	11,511,835	10,337,128	10,932,737
Working capital (deficit)	(1,836,438)	440,643	175,516
Total assets	54,969,338	47,521,692	43,817,565
Long-term liabilities	259,534	2,077,154	1,760,001
Non-controlling interest	1,327,126	1,198,606	1,345,067
Shareholders equity	27,022,958	22,671,054	22,494,807

Our cash and cash equivalents as at August 31, 2010 totaled $11,511,835, an increase of $1,174,707 from $10,337,128 as at August 31, 2009. Our working capital deficit was $1,836,438 as at August 31, 2010, compared to a working capital of $440,643 as at August 31, 2009. We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2011.  For details of our short-term and long-term contractual obligations, please see Item 5. Operating and Financial Review and Prospects F. Tabular Disclosure of Contractual Obligations.

However, we estimate that we will need significant additional financing of approximately $10.5 million to carry out our proposed expansion plans for fiscal 2011, as described above.  We plan to obtain the necessary funds from equity or debt financings, as required.  However, there can be no assurance that we will obtain the financing required, or any at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

On October 27, 2009, we negotiated a non-brokered private placement to raise $3,000,000 by the issuance of our common shares at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders fees were payable in connection with a portion of the financing.

On November 4, 2009, we closed the first tranche of the non-brokered private placement.  Under the first tranche closing, we raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  We incurred a finders fee consisting of a cash commission of $105,000 and finders warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.

On November 24, 2009, we closed the second tranche of the non-brokered private placement conducted in Canada.  We raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. We incurred a finders fee consisting of a cash commission of $108,243 under the second tranche closing.  Total proceeds of $3,308,700 were raised in the non-brokered private placement.

In June 2010, we filed a Registration Statement on Form F-1 (the Registration Statement) with the SEC in connection with a proposed public offering of approximately $15 million of our common shares. However, due to market conditions, the Registration Statement was withdrawn in September 2010. We plan to refile the Registration Statement with the SEC when market conditions improve, subject to negotiations with the underwriters. However, there can be no assurance that we will refile the registration statement or complete a public offering of our shares.

Operating Activities

Operating activities generated cash of $2,027,949 during the year ended August 31, 2010, primarily due to the expansion of our operations. This compared to $2,329,895 in cash generated during the year ended August 31, 2009 and $1,488,541 in cash used during the year ended August 31, 2008.  An increase in accounts receivable used cash of $2,846,521 in 2010, compared to $4,162,671 in 2009, while a decrease in accounts receivable provided cash of $1,403,791 in 2008.  A decrease in prepaid expenses provided cash of $2,470,624 in 2010, compared to an increase in prepaid expenses using cash of $150,779 in 2009 and $687,680 in 2008.  An increase in deferred revenues and fees due to the deferral of tuition fees used cash of $583,878 in 2010, compared to a decrease in the same providing cash of $2,875,843 in 2009 due to the recognition of tuition fees. An increase in deferred revenues and fees used cash of $2,026,794 in 2008 due to the deferral of tuition fees.

Investing Activities

Investing activities used cash of $5,752,247 during the year ended August 31, 2010, primarily as a result of purchases of property and equipment, net assets acquired from other companies and curriculum development costs.  Investing activities used cash of $1,969,054 during the year ended August 31, 2009, primarily due to the purchase of property and equipment, net assets acquired from other companies, curriculum development costs and the disposal of our controlling interest in Asia Interactive Media Inc. This compares to cash used in investing activities of $8,539,114 during the year ended August 31, 2008, primarily due to the acquisition of Sprott-Shaw.

Financing Activities

Financing activities provided cash of $4,993,709 during the year ended August 31, 2010, primarily due to proceeds from the issuance of our shares and loans.  Financing activities used cash of $943,879 during the year ended August 31, 2009, primarily due to the repurchases of our shares in open market transactions pursuant to a Canadian regulatory approved normal course issuer bid and loan repayments. This compares to cash provided by financing activities of $5,962,673 during the year ended August 31, 2008, primarily from the proceeds of share issuances.

Capital Resources

We had cash of $11,511,835 and our working capital deficit was $1,836,438 as of August 31, 2010.  We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2011 and 2012. We may seek to raise capital in the equity and debt markets to fund our expansion plans, as required.

However, there can be no assurance that we will obtain the financing required, or any at all. In addition, Sprott-Shaw has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2010, the demand operating facility was not utilized.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our audited consolidated financial statements for the year ended August 31, 2010 included in this annual report. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  Sprott-Shaw and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Intangible assets

The Companys finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.  Finite life intangible assets, which include curriculum access contracts, acquired curriculum, internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Companys reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (negative goodwill), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is recognized as an impairment loss in the period.

Foreign Currency Translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is the Canadian dollar and the Companys reporting currency is the Canadian dollar.  The Companys integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in net income (loss) for the period.  The Companys self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

The Company follows the temporal method of accounting for the translation of foreign currency transactions into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur.  Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars with the Canadian dollar being its functional currency for all periods presented.  The Company believes that Canadian dollars best reflect its most significant operations, being those of Sprott-Shaw, which are conducted primarily in Canadian dollars.  In accordance with Canadian generally accepted accounting principles, the Company previously used the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities were translated from Canadian dollar functional currency to United States dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as cumulative translation adjustment in equity.

Stock-Based Compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Companys stock option plan.  When stock options are issued the Company records the estimated fair value of the stock-based compensation awards as an expense over the requisite service period with a corresponding credit to contributed surplus.  Fair values have been determined using the Black-Scholes option pricing model.

Income Taxes

The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the more likely than not realization of future income tax reductions.

Changes in Accounting Policies

On September 1, 2009, the Company adopted the changes made by the CICA to Handbook Section 3862 Financial Instruments Disclosures whereby an entity is required to classify and disclose the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy shall have the following levels:

●	Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie. as prices) or indirectly (ie. derived from prices); and

●	Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (ie. unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.  The required disclosures are included in Note 15.

On September 1, 2009, the Company adopted the requirements of CICA Handbook Section 3064 Goodwill and Intangible Assets.  The new standard provides guidance on when expenditures qualify for recognition as intangible assets.  The adoption of this standard did not have a significant impact on the financial statements.

Canadian and U.S. GAAP differences

We are maintaining our accounting records in accordance with generally accepted accounting principles ("GAAP") in Canada, and reconciling to U.S. GAAP for financial reporting purposes. When reconciling the consolidated financial statements to U.S. GAAP, the following differences were included:

●
Under Canadian GAAP marketable securities classified as available-for-sale financial instruments were accounted for differently prior to the adoption of CICA 3855 effective July 1, 2007.  The carrying value, previously recognized realized and unrealized gains and losses and impairment loss are different under Canadian and U.S. GAAP.

●
Under Canadian GAAP, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period. Under U.S. GAAP such gains and losses should be recorded as capital transactions when the likelihood of realization is uncertain.

●	Under Canadian GAAP acquisition related costs are treated as part of the total purchase price of the acquisition. Under U.S. GAAP these costs are expensed when incurred.

●
Under Canadian GAAP the financial statement benefit of tax positions taken is recognized.  Under U.S. GAAP, the financial statement benefit of a tax position is recognized only after determining that the relevant tax authority would more likely than not ultimately sustain the position following an audit.  For positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

●	Under Canadian GAAP non controlling interests in a subsidiary are disclosed after total liabilities but before equity. Under U.S. GAAP, non controlling interests are considered to be part of equity.

Future Accounting Standards

In December 2008, the CICA issued three new accounting standards:

(a) Handbook Section 1582 Business Combinations

(b) Handbook Section 1601 Consolidated Financial Statements

(c) Handbook Section 1602 Non-Controlling interest

These three new accounting standards replaced Section 1581 Business Combinations and Section 1600 Consolidated Financial Statements.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 Business Combinations and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 Consolidated and Separate Financial Statements. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders equity on the balance sheet.  In addition, the net earnings will include 100% of the subsidiarys results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Companys financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (EIC) 175 Multiple Deliverable Revenue Arrangements, replacing EIC 142 Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) Software Revenue Recognition, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Companys financial position and results of operations upon adoption.

Changes in Accounting Policies including Initial Adoption

Adoption of New Accounting Pronouncements

In December 2007, the FASB issued ASC 805-10 Business Combinations which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance was effective for the fiscal year beginning after December 15, 2008 and the Company adopted ASC 805-10 on September 1, 2009.

On December 15, 2007, the FASB issued Codification ASC 810-10 Consolidation, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance was effective for fiscal years beginning after December 15, 2008.  The Company adopted ASC 810-10 on September 1, 2009 and the adoption did not have a material impact on the consolidated financial statements with the exception of the additional disclosure of net income attributable to the non-controlling interest.

In April 2008, the FASB issued ASC 350-30, General Intangible Assets Other than Goodwill.  In determining the useful life of intangible assets, ASC 350-30 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350-30 also requires expanded disclosure related to the determination of intangible asset useful lives.  ASC 350-30 was effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company adopted ASC 350-30 on September 1, 2009 and the adoption did not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued ASC 470-20, Debt with Conversion and Other Options.  ASC 470-20 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entitys nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption.  Upon adoption of ASC 470-20, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Companys non-convertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The provisions of ASC 470-20 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The Company currently does not have any convertible debt instruments and, accordingly, the adoption of ASC 470-20 on September 1, 2009 did not have any impact on the Companys consolidated financial statements.

In June 2009, the FASB issued accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles.  The new standard is the sole source of authoritative generally accepted accounting principles of the United States (U.S. GAAP) to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification superseded non-SEC accounting and reporting standards.  All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative.  The new standard became effective for the Company on September 1, 2009.  Applying the guidance in the accounting standards codification did not have a material impact on the Companys consolidated financial statements.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of ASU 2010-06 on September 1, 2010 is not expected to have a material impact on the Companys consolidated financial statements.

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

Included in the operating results for all relevant periods are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Foreign exchange gains (losses)	$(96,677)	$162,537	$67,651

Uncertainties of Government Policies

We are subject to government regulations in Canada and China, and there are uncertainties with respect to the Chinese legal system and economic and political policies in China. We manage all risk issues directly. Currently we are not aware of any contingent liabilities which involve us or any of our properties or subsidiaries.

Canada

The power to make laws is divided between the federal and provincial governments in Canada. As such, we are subject to changes in laws at the federal level and at the provincial level in the provinces in which we conduct our operations, including the province of British Columbia. Changes to the laws applicable to corporate entities will have an impact on our operations, though such changes may or may not be material.

As an educational services industry participant, our customers are students. In Canada, domestic students rely heavily on financial assistance in the form of government funded student loans and student grants provided by the federal, provincial and territorial governments. The student loan system is governed at the federal level by the Canada Student Financial Assistance Act, and at the provincial or territorial level by the applicable statute and regulations enacted in each province or territory. The student loan and grant program is a modified direct loan system that requires students to complete and submit an application demonstrating financial need, which if approved, will only be paid directly to qualified education institutions, who are required in turn to maintain certain records on behalf of students and submit information directly to the applicable government body or designated service provider of the government, including proof of enrollment, proof of attendance, completion of a minimum number of training hours per week and proof of residency for provincially administered funding.

As of August 31, 2010, approximately 54% of Sprott-Shaws students received a form of government student financial assistance.  For private educational institutions, such as Sprott-Shaw, each campus or physical educational facility must be certified separately by completing and submitting a separate application, following which the campus or physical educational facility enters into a memorandum of understanding with StudentAid BC, a branch of the Ministry of Advanced Education and Labors Market Development of British Columbia (the Ministry) that administers Canada student loans and Canada student grants on behalf of the Government of Canada, on an annual basis. A number of factors are considered in the certification process, including course descriptions, costs, duration, types of participants, type of certificates issued upon completion and lists of occupations for which training is given to students. Campuses must be re-certified after a change in ownership. Certifications are granted for a period of up to five years, subject to review by the granting authority. There is therefore no guarantee that our currently certified facilities will continue to be certified in the future. Additionally, the requirements to obtain certification may change, making it more difficult to become certified or limiting the number of certifications granted.

Prior to applying for certification of a particular campus, the campus must be registered to operate private training institutions in the province of British Columbia and have its programs approved. The registration and approval process is overseen by Private Career Training Institutions Agency (of BC) (the Agency), the regulatory agency for private training institutions in the province of British Columbia authorized by the Ministry. Private educational institutions must be registered if they offer any programs that exceed $1,000 in tuition and 40 hours in duration. Registration occurs by way of an application process that generally takes between one to two months to complete and involves submitting materials and information to the Agency along with application fees. A site visit/inspection may also be required by the Agency on a case by case basis.

All of Sprott-Shaws campuses are registered with the Agency. The campuses were certified prior to the acquisition of Sprott-Shaw Community College in December 2007, and were re-certified following the acquisition.  None of Sprott-Shaws campuses have been denied their initial certifications or lost their existing certifications. Prior to the acquisition of KGIC on March 15, 2010, all of KGICs campuses were registered with the Agency to operate private training institutions in British Columbia, but KGICs language schools do not qualify for certification or student loan assistance as the student loan and student grant programs are not applicable to language schools. The business college operated by KGIC was certified in British Columbia and Ontario, and was re-certified after the acquisition. The KGIC Colleges have been registered with the Agency and had their programs approved.

There are a number of administrative requirements that each certified facility must abide by in order to maintain its certification for the student loan programs. Such administrative requirements pertain to student loan recipients only and include ensuring that minimum attendance levels are met, recording attendance, verifying proof of residency and notifying the government when enrollment ceases for any reason including graduation or voluntary termination. If a particular campus fails to comply with requirements, it may be subject to a review and may lose its certification, which would have an adverse impact on our ability to attract and retain students to any affected campus. Further, the loss of our ability to offer financial aid at any campus could have an adverse impact on our financial condition, results of operations and the value of your investment in us.

Sprott-Shaw employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, Sprott-Shaws head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance.

The administration of student loan and student grant programs, both federal and provincial, has changed a number of times since the program was implemented at the federal level in 1964.  Any changes to the student loan and grant programs could impact the availability of financial assistance for our students, our enrollment levels and our revenues.  Changes to the certification process could also affect our ability to have our current campuses or any newly acquired campuses or teaching facilities certified, which may also have an impact on our enrollment levels and our revenues.

China

China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Chinas system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as in the U.S. or Canada. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or be able to renew our governmental approvals in the future, which may cause us to cease our education business in China. You may lose your entire investment.

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

In addition, there are capital controls in China and China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. This reserve is capped at 50 percent of our registered capital. To distribute the remainder, you must obtain a board resolution authorizing distribution and file an application with Chinas State Administration of Taxation or SAT that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange RMB into the desired currency for remission of funds. There is uncertainty as to repatriating this money.

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

F.  Tabular Disclosure of Contractual Obligations

As at August 31, 2010, we had the following contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-Term Debt Obligations(1)	$2,793,888	$2,757,164	$36,724	-	-
Capital Lease Obligations(2)	$340,908	$118,098	$222,810	-	-
Operating Leases(3)	$11,419,231	$4,423,367	$6,021,036	$974,830	-
TOTAL	$14,554,029	$7,298,629	$6,280,570	$974,830	-

(1)	Long-term debt obligations relate to term loans and promissory notes.
(2)	Capital lease obligations relate to capitalized leased assets.
(3)	Operating leases relate to leased office and campus premises.

As of August 31, 2010, the remaining principal balance relating to long-term debt was $36,724 (August 31, 2009 - $44,326) and the capital lease obligations totaled $222,810 (August 31, 2009 - $291,220). The current portion of capital lease obligations was $118,098 (August 31, 2009 - $98,231).

Quantitative and Qualitative Disclosure About Market Risk

We do not believe we are subject to any material market risks other than with respect to foreign currency exchange rates.

The value of the RMB against the Canadian and U.S. dollar and other currencies is affected by, among other things, changes in Chinas political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the Peoples Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the Canadian and U.S. dollar in the medium to long term. Moreover, it is possible that in the future Chinese authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We operate primarily in Canada and China and incur substantial operating costs which are payable in RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the RMB would result in an approximate decrease of $166,000 in net income from our business units in China.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant impact on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Based on the upward change of the Consumer Price Index in late 2008, the Chinese government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on Chinas economy. In late 2010, the Chinese government increased its interest rate by 25 basis points on inflationary concerns in its economy. Such measures adopted by the Chinese government may not be successful in reducing or slowing the rate of inflation in China, and sustained or increased inflation in China in the future may adversely affect our business and financial results.

ITEM 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Officers:

As of the date of this annual report, the following persons are our senior officers:

Name	Age	Titles	Appointment Date
Toby Chu	49	President, Chief Executive Officer and Vice Chairman	May 11, 1994
Dennis Dan Huang	48	Corporate Secretary	June 28, 2010
		Chief Financial Officer	June 28, 2010
Patrick Dang(1)	53	Acting President of Sprott-Shaw	November 17, 2010
Sung Sub Lim	45	President of the KGIC Colleges	March 7, 2010
Steve Sohn	49	Vice President of the KGIC Colleges	March 7, 2010

(1)
Mr. Dean Dupperon, President of Sprott-Shaw up to December 31, 2010 will now be acting as an Advisor for Sprott-Shaw, and the position of Acting President of Sprott-Shaw will be occupied by Patrick Dang.

Directors:

The following table sets forth certain information relating to our directors as of the date of this annual report:

Name	Age	Appointment or Election Date
Toby Chu (3)(4)	49	May 11, 1994
Tony David (2)	70	July 28, 1998
Troy Rice (1)(3)	47	October 28, 2005
David Hsu (1)(2)(4)	68	February 27, 2006
David Warnock (2)(4)	52	December 19, 2007
Shane Weir (1)(3)	56	December 12, 2008
David Kong (1)(3)(4)	63	July 1, 2010

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our corporate governance committee
(4)	Member of executive committee

David Richardson was one of our directors until June 10, 2010, when he resigned due to time constraints and other personal reasons. Jack Brozman also resigned as a director for personal reasons on July 5, 2010. Mr. Kong was appointed to the Board of Directors effective July 1, 2010.

Senior Officers and Directors

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

Dennis Dan Huang, Chief Financial Officer and Corporate Secretary

Mr. Huang was appointed as our Chief Financial Officer and Secretary on June 28, 2010. He is also the Corporate Secretary of CIBT. Mr. Huang has been our Executive Vice President of Finance since December 2006. Prior to joining us, Mr. Huang was the President, Director, a Compliance Officer and an Investment Representative of StockTrade Securities Inc. (now First Trade Canada Capital Partners Inc.) from 2005 to 2006. From 2003 to 2004, Mr. Huang served as the Vice President and Chief Information Officer of ChinaEagle Network Inc., a company that provides information technology services to broker-dealers in China, and from 2000 to 2002, he served as General Manager for the Electronic Commerce Department of Guangdong Securities Inc., a broker-dealer in China. Mr. Huang is a designated Financial Management Advisor in Canada and a Senior Economist in Guangdong Province, China. He holds a Doctorate degree in Economics from Jinan University, located in Guangdong, China and a Bachelor of Science degree from Zhongshan University, also located in Guangdong, China.

Patrick Dang, Acting President of Sprott-Shaw

Mr. Dang was appointed to Acting President of Sprott-Shaw on November 17, 2010.  He has over 26 year of marketing and sales experience at senior levels of management, and over the past 15 years he has held senior positions at Sprott-Shaw, including VP for Marketing and VP for International Business and Product Development. During his tenure at Sprott-Shaw Community College, Patrick Dang was responsible for leading the companies marketing and sales directions including licensing of new partnerships and joint ventures internationally. Through his vision and direction the college has enjoyed unprecedented levels of growth and expansion culminating in the growth in sales, revenues and profits alike. In fact, performances increased exponentially between 18% and 30% annually under his watchful eye. Patrick Dang personally directed the drive for international development, growth and expansion of the college leading to licenses and franchises being established in countries like Jordan and Oman in the Middle East, India, Hanoi and Ho Chi Min City in Vietnam, Beijing, Shanghai and Guang Dong Provinces in China.

Sung Sub Lim, President of the KGIC Colleges

Mr. Lim is the President of each of the KGIC Colleges. He founded KGIC in 1996 and grew the business from one facility with seven classrooms to eight campuses, six overseas staff offices, a staff of 204 and enrollment of over 5,000 students annually. Mr. Lim successfully developed a global network of recruiting agents and education partners in 30 countries as part of KGICs growth strategy. Mr. Lim holds Bachelor of Arts degrees majoring in Theatre and Film from Chung-Ang University and the Seoul Institute of the Arts in Korea.

Steve Sohn, Vice President of the KGIC Colleges

Mr. Sohn is the Vice President of each of the KGIC Colleges. He joined KGIC in the position of Senior Director in 2003 and was promoted to the position of Vice President, responsible for operations, programs and business development in 2005 and played a key role in the growth of KGICs operations. Prior to joining KGIC, Mr. Sohn served as the Director of Business Development for Canadian Education Bridge Inc., an education consulting firm that assists post-secondary institutions with developing customized group programs, from 2001 to 2003. Mr. Sohn oversaw a project to develop non-credit ESL and IT certificate programs for overseas university student groups for delivery at the University of Washington extension and the University of British Columbia continuing studies. Mr. Sohn holds a Bachelor of Commerce degree from the University of Alberta in Canada and a Master of Business Administration degree from Yonsei University in Korea.

Tony Haskell David, Director

Mr. David has been a director of CIBT Education Group since 1998. From 1979 to present Mr. David has been self employed as an oral maxillofacial surgeon.  He is a member of the Canadian Association of Oral and Maxillofacial Surgeons, the BC Association of Oral and Maxillofacial Surgeons, and the College of Dental Surgeons. Mr. David has a Master of Science degree in Physiology from the University of Oregon, and a Doctorate in Dental Medicine from the Washington University School of Dental Medicine in St. Louis, Missouri.

Troy Rice, Director

Mr. Rice has been a director of CIBT Education Group since 2005.  He is also a director of CIBT. From 2002 to 2005, Mr. Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company. From 2001 to 2002 Mr. Rice was Vice President at PetSmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A. (NYSE: FIX). Mr. Rice received his Bachelors degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a CPA in the state of Arizona.

David Hsu, Director

Mr. Hsu has been a director of CIBT Education Group since 2006. He is also a director of CIBT. Currently Mr. Hsu is also a co-founder, director and president of MedicineNet, Inc., an internet business that provides medical information online, and has held these positions since 1996. Mr. Hsu was also one of the founders of Multi-Fineline Electronix, Inc., a NASDAQ-listed company (MFLX), and served as a director since its inception in 1984 to 2004. From 2000 to 2003, Mr. Hsu served as a director of i-Cable Inc. (NASDAQ: ICAB), a provider of telecommunication services in Hong Kong. From 1980 to 2004, Mr. Hsu served as an associate professor and clinical faculty member at the Medical School of the University of California. From 1977 to 2004, Mr. Hsu operated a private practice in gastroenterology in California. Mr. Hsu obtained a Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987.

David Warnock, Director

Mr. Warnock has been a director of CIBT Education Group Inc. since 2007. Currently he is a partner with Camden Partners Holdings, LLC, a diversified investment management firm with expertise in the for-profit education sector he co-founded in 1995.  Mr. Warnock worked as an investment manager from 1983 to 1995 at T. Rowe Price Associates. Mr. Warnock graduated with a Bachelor of Arts Degree from the University of Delaware and a Masters of Science in Finance from the University of Wisconsin.  Mr. Warnock is also certified as a Chartered Financial Analyst.

Shane Weir, Director

Mr. Weir has been a director of CIBT Education Group Inc. since 2008. Mr. Weir became a solicitor, barrister and notary public in Canada in 1978. He was admitted to the bars in England and Wales and in Hong Kong as a solicitor in 1992. He works as a solicitor at the law firm Weir & Associates in Hong Kong, a firm he organized in 1985. From 1989 to 1992, Mr. Weir was director of L&D Property Limited, a real estate brokerage firm in Hong Kong. He has lectured in both Canada and Hong Kong at the university level. Mr. Weir is also a registered investment advisor and is a director of Asia Pacific Investment Advisors Ltd., an investment management firm in Hong Kong, and e-Kong Group Limited, a company with operations in the telecommunications and technology industries in the United States, China, Hong Kong and Singapore.

David Kong, Director

Mr. Kong was appointed as a director of CIBT Education Group Inc. by the Board of Directors effective July 1, 2010 to replace David Richardson, who resigned as a director on June 10, 2010. Mr. Kong is a designated Chartered Accountant in Canada and a Certified Public Accountant in the United States. He was a partner at Ernst & Young LLP from 2005 to 2010, leading the Canadian offices China market practice that assists Canadian public companies doing business in China and Chinese public companies listed on stock exchanges in North America.  Prior to joining Ernst & Young, Mr. Kong was a partner at Ellis Foster Chartered Accountants from 1981 until it merged with Ernst & Young in 2005. Mr. Kong received a Bachelor of Business Administration degree from National Cheng Chi University in Taiwan in 1971.

Other Directorships Currently Held

The following directors hold directorships in other public companies as set out below.

Name of Director	Other Directorship	Company
David Warnock	Director	Camden Learning Corp. New Horizons Worldwide Inc. Nobel Learning Communities Inc. Questar Assessment Inc.
Shane Weir	Director	Asia Pacific Investment Advisors Limited e-Kong Group Limited
David Kong	Director	Channel Resources Ltd. Hana Mining Ltd. Tagish Lake Gold Corp.

Family Relationships

Toby Chu and Alvin Chu (a director and officer of IRIX) are brothers. Other than this relationship, there are no family relationships among our officers or directors.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters, control persons or director nominees have been involved in any of the following events during the past five years:

●	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

●	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

●
being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Arrangement or Understandings Concerning Directors or Senior Management

Pursuant to a stockholders voting agreement dated December 10, 2007 between Tim Leong, Toby Chu, Concordia Financial Management Corp. (a company controlled by Toby Chu), Shane Corp. and us, Toby Chu, Tim Leong and Concordia agreed to vote their shares, for a period of 2 years after the date of the agreement, so as to elect as directors two individuals designated by Shane Corp., being David Warnock and Jack Brozman.  Each of the parties disclaimed beneficial ownership of the shares referred to in the stockholders voting agreement, with the exclusion of the shares over which each party had sole dispositive power. The stockholders voting agreement has expired and will have no impact on future elections of directors to our Board of Directors.

B.  Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for executive officers for the year ended August 31, 2010, without giving effect to the share consolidation.

Summary Compensation Table

Name	Year (1)	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Toby Chu(3)	2010	180,000	400,000	-	4,000	-	-	584,000
Dennis Dan Huang(4)	2010	81,667	-	-	-	-	-	81,667
Tim Leong(5)	2010	96,000	-	-	-	-	-	96,000
Dean Dupperon(6)	2010	400,000	409,509	-	-	-	-	809,509
Alvin Chu(7)	2010	180,000	-	-	-	-	-	180,000
Sung Sub Lim(8)	2010	150,000	-	-	-	-	-	150,000
Steve Sohn(9)	2010	102,000	-	-	-	-	-	102,000

(1)	2010 denotes for the fiscal year 2010 from September 1, 2009 to August 31, 2010.

(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model. In 2010, options to purchase up to 10,000 common shares of CIBT Education Group Inc. were granted to Toby Chu for Mr. Chus services as a director and are exercisable at a price of $0.80 per share until May 2, 2013.

(3)
Toby Chu is the President, Chief Executive Officer and a director of CIBT Education Group and the Chief Executive Officer and a director of CIBT. Mr. Chu is also a director of Sprott-Shaw, as well as a director and the secretary of IRIX.

(4)
Dennis Dan Huang was appointed as the Chief Financial Officer and Corporate Secretary of CIBT Education Group and the former Chief Financial Officer and Corporate Secretary of CIBT on June 28, 2010 and is paid annual compensation of $100,000. Compensation paid to Mr. Huang in fiscal 2010 as disclosed in the table is pursuant to his service as the Executive Vice President of Finance of CIBT Education Group until June 27, 2010, and as Chief Financial Officer for the balance of the fiscal year.

(5)
Tim Leong resigned as the Chief Financial Officer and Corporate Secretary of CIBT Education Group and the Chief Financial Officer and Corporate Secretary of CIBT on June 28, 2010. He served as our Chief Financial Officer from July 24, 1995 and our Corporate Secretary from May 24, 1996. Mr. Leong is now the VP of Finance and Accounting of CIBT Education Group.

(6)	Dean Dupperon was the President of Sprott-Shaw until December 31, 2010, and then became an advisor for Sprott-Shaw.

(7)	Alvin Chu is the President and Chief Executive Officer of IRIX, and is Toby Chus brother.

(8)
Sung Sub Lim was appointed as the President of each of the KGIC Colleges on March 7, 2010 in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010. See Business Recent Developments and Management Employment Agreements.

(9)
Steve Sohn was appointed as the Vice President of each of the KGIC Colleges on March 7, 2010 in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010. Mr. Sohn will be paid annual compensation of $102,000. See Business Recent Developments and Management Employment Agreements.

Director Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for our directors for the year ended August 31, 2010 without giving effect to the share consolidation.

Name	Year(1)	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Troy Rice(3)	2010	47,063(11)	-	-	4,000	-	-	51,063
Tony David(4)	2010	10,459(12)	-	-	4,000	-	-	14,459
David Richardson(5)	2010	10,028(12)	-	-	4,000	-	-	14,028
David Warnock(6)	2010	10,459(12)	-	-	4,000	-	-	14,459
Jack Brozman(7)	2010	10,459(12)	-	-	4,000	-	-	14,459
Shane Weir(8)	2010	10,459(12)	-	-	4,000	-	-	14,459
David Hsu(9)	2010	10,459(12)	-	-	4,000	-	-	14,459
David Kong (10)	2010	-(11)	-	-	15,000	-	-	15,000

(1)	2010 denotes for the fiscal year 2010 from September 1, 2009 to August 31, 2010.

(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model. In fiscal 2010, options to purchase 10,000 common shares each were granted to our directors, Tony David, David Warnock, David Hsu, Shane Weir and Troy Rice, as well as our former directors Jack Brozman and David Richardson. Shane Weir's options expired unexercised on September 30, 2010. Options granted to directors expire on May 2, 2013 and are exercisable at a price of $0.80 per share.  David Kong, also a director, was granted options to purchase 16,666 common shares at an exercise price of $1.80 per common share expiring on August 8, 2013.

(3)	Troy Rice is a director of CIBT Education Group and CIBT and was previously Chief Operating Officer of CIBT.

(4)	Tony David is a director of CIBT Education Group.

(5)	David Richardson was a director of CIBT Education Group until June 10, 2010.

(6)	David Warnock is a director of CIBT Education Group.

(7)	Jack Brozman was a director of CIBT Education Group until July 5, 2010.

(8)	Shane Weir is a director of CIBT Education Group.

(9)	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.

(10)	David Kong is a director of CIBT Education Group.

(11)	Troy Rice received compensation of US$45,082 for his services as a director in fiscal 2010 which was converted to Canadian dollars at the average rate of exchange for the period of US$1 = C$0.9579.

(12)	Directors received compensation of US$10,019 for their services as directors in fiscal 2010 which was converted to Canadian dollars at the average rate of exchange for the period of US$1 = C$0.9579.

Director and Officer Stock Option Grants

On December 17, 2010, our shareholders approved a rolling stock option and stock bonus plan (the "Current Plan") that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Directors and officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the TSX Venture Exchange on November 24, 2010 and by the NYSE Amex on January 13, 2011.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in our share capital and benefit from our growth.

The material terms of the Current Plan are as follows:

1.
The term of any options granted under the Current Plan will be fixed by the compensation committee of the Board, or any other committee of the Board established to monitor and recommend on compensation matters, or in the absence of any such committee, the Board itself (the "Committee") at the time such options are granted, provided that options will not be permitted to exceed a term of ten years. Except where not permitted by the Toronto Stock Exchange, where an option expires during a black-out period, or within 10 business days following the end of a black out period, the term of the option will be extended to the date which is five business days following the last day of the black out period.

2.	The Committee may place limits on the maximum number of shares which may be issuable pursuant to options granted under the Current Plan to any particular optionee or category of optionees.

3.
The exercise price of any options granted under the Current Plan will be determined by the Committee, but shall not be less than the average closing trading price of our common shares on the five trading days (on which at least one board lot of the shares was traded) preceding the grant of such options (the "Market Price").

4.
Options granted under the Current Plan will be subject to such vesting provisions as the Committee in its sole discretion shall determine. We may, during the term of any Option, give at least 30 days notice in writing to all of the optionees that (i) all options outstanding under the Current Plan that have not vested as at the time of the notice are immediately deemed vested, or (ii) all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the 30th day after delivery of the notice.

5.	All options will be non-assignable and non-transferable.

6.
We are restricted from issuing in any one year period, or having issuable at any time, to insiders more than 10% of our total issued and outstanding common shares when combined with all of our other security based compensation arrangements with insiders, unless we obtain disinterested shareholder approval pursuant to the policies of the Toronto Stock Exchange.

7.
If an optionee ceases to be a director or officer of us or our subsidiaries or a service provider, each option held by the optionee shall be exercisable in respect of that number of option shares that have vested pursuant to the terms of the option agreement governing such option as follows:

(a)
If the optionee, or in the case of an option granted to any optionee who satisfies the definition of service provider, the optionees employer, ceases to be employed or engaged by us and any of our subsidiaries (including by way of voluntary resignation or retirement as a director, officer or service provider), each option held by the optionee shall be exercisable in respect of that number of option shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 30 days after the optionee ceases to be a director or officer of us and our subsidiaries or service provider;

(b)
Notwithstanding paragraph (a) above, if the optionee ceases to be a director or officer of us and any of our subsidiaries or a service provider due to death or disability or, in the case of an optionee that is a company, the death or disability of the person who provides management or consulting services to us or to any subsidiary of us, each option held by the optionee shall be exercisable in respect of that number of option shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 12 months after the date of death or disability; and

(c)	Notwithstanding paragraph (a), if the optionee, or, in the case of an option granted to an optionee who satisfies the definition of service provider, the optionees employer:

(i)
ceases to be employed or engaged by us and any of our subsidiaries for cause, as that term is determined by the Board, or interpreted by the courts of the jurisdiction in which the optionee or optionees employer is employed or engaged if subject to court review;

(ii)
ceases to be a director or officer of us and any of our subsidiaries or a service provider by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order;

(iii)	ceases to provide investor relations services if the optionees primary function with us was the provision of such services; or

(iv)	ceases to be eligible to hold office as a director of us and any of our subsidiaries under the provisions of the applicable corporate statute,

each option held by the optionee shall be exercisable in respect of that number of option shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that Option and the date on which the optionee ceases to be a director or officer of us and any of our subsidiaries or a service provider.

8.
We may generally amend or terminate the terms and conditions of the Current Plan or any option agreement, as applicable, by resolution of the Committee and without seeking shareholder approval (the "Amendment Procedure").  Any amendment to the Current Plan will apply to options granted after the effective date of such amendment, provided that it may apply to any outstanding options with mutual consent from us and the optionees to whom such options have been granted.  Disinterested shareholder approval will be required for the following types of amendments:

(a)	amendments that increase the number of shares or bonus shares issuable under the Current Plan, except such increases by operation of section 6 of the Current Plan;

(b)	any reduction in the option price of an option held by an insider at the time of the proposed amendment;

(c)	any extension of the expiry date of an option held by an insider at the time of the proposed extension; and

(d)	other amendments required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the Toronto Stock Exchange.

9.
The Committee may grant stock appreciation rights to any optionee in conjunction with any grant of options.  Each grant of stock appreciation rights shall be confirmed within the option agreement pertaining to such options. An optionee may only exercise a stock appreciation right at the same time, and to the same extent, that the option related thereto is exercisable.  Upon the exercise by an optionee of any stock appreciation right, the corresponding portion of the related option shall be surrendered to us.

10.
The Committee may allot, issue and deliver Shares ("Bonus Shares"), from time to time in each calendar year, in such amounts as the Committee deems fit, in an aggregate annual amount of up to 2% of the number of issued and outstanding shares as at December 31st of the year in respect of which the Bonus Shares are being issued, to those directors and officers of us or of any of our subsidiaries and service providers whom the Committee deems to have provided extraordinary contributions to our advancement. The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to us by the recipient, as determined by the Committee, in its discretion, and shall be issued at a deemed price determined by the Committee at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

As at August 31, 2010, the following number of stock options were held by our directors and officers:

Name	Number of common shares underlying options held	Grant Date	Exercise or base price (C$/Share)	Expiration date
Toby Chu	100,000 100,000 (1) 80,000 10,000 (1) 100,000 10,000	June 22, 2007 June 22, 2007 March 20, 2008 March 20, 2008 January 22, 2009 May 3, 2010	1.53 1.53 2.00 2.00 0.51 0.80	June 21, 2012 June 21, 2012 March 19, 2011 March 19, 2011 January 21, 2012 May 2, 2013
Dennis Dan Huang(2)	50,000 20,000 100,000	June 22, 2007 March 20, 2008 October 14, 2010	1.53 2.00 0.54	June 21, 2012 March 19, 2011 October 13, 2013
Tim Leong(2)	50,000 20,000	June 22, 2007 March 20, 2008	1.53 2.00	June 21, 2012 March 19, 2011
Dean Dupperon(3)	-	-	-	-
Sung Sub Lim(4)	-	-	-	-
Steve Sohn(4)	-	-	-	-
Troy Rice	100,000 10,000 10,000 10,000	June 22, 2007 March 20, 2008 January 22, 2009 May 3, 2010	1.53 2.00 0.51 0.80	June 21, 2012 March 19, 2011 January 21, 2012 May 2, 2013
Tony David	20,000 10,000 10,000 10,000	June 22, 2007 March 20, 2008 January 22, 2009 May 3, 2010	1.53 2.00 0.51 0.80	June 21, 2012 March 19, 2011 January 21, 2012 May 2, 2013
David Richardson(5)	100,000 10,000 10,000 10,000	June 22, 2007 March 20, 2008 January 22, 2009 May 3, 2010	1.53 2.00 0.51 0.80	June 21, 2012 March 19, 2011 January 21, 2012 May 2, 2013
Prithep Sosothikul(6)	10,000 10,000	June 22, 2007 March 20, 2008	1.53 2.00	June 21, 2012 March 19, 2011
Alfred Ng(6)	20,000 10,000	June 22, 2007 March 20, 2008	1.53 2.00	June 21, 2012 March 19, 2011
David Hsu	100,000 10,000 10,000 10,000	June 22, 2007 March 20, 2008 January 22, 2009 May 3, 2010	1.53 2.00 0.51 0.80	June 21, 2012 March 19, 2011 January 21, 2012 May 2, 2013
David Warnock	50,000 10,000 10,000	March 20, 2008 January 22, 2009 May 3, 2010	2.00 0.51 0.80	March 19, 2011 January 21, 2012 May 2, 2013
Jack Brozman(7)	-	-	-	-
Shane Weir	50,000 10,000	January 22, 2009 May 3, 2010	0.51 0.80	January 21, 2012 May 2, 2013
David Kong	50,000	August 9, 2010	0.60	August 9, 2013

(1)	Held by Concordia Financial Management Corp., over which Mr. Chu exercises control.

(2)
Mr. Huang became the Chief Financial Officer and Corporate Secretary of CIBT Education Group and of CIBT on June 28, 2010. Mr. Leong resigned from these positions on the same date and became the VP of Finance and Accounting of CIBT Education Group effective June 28, 2010.

(3)	Mr. Dupperon was the President of Sprott-Shaw until December 31, 2010, and then became an advisor for Sprott-Shaw. He held 50,000 options which expired unexercised on December 30, 2010.

(4)	Mr. Lim and Mr. Sohn became executive officers of each of the KGIC Colleges on March 7, 2010.

(5)	Mr. Richardson resigned as a director effective June 10, 2010.

(6)	Mr. Ng and Mr. Sosothikul ceased to be directors on December 12, 2008.

(7)	Mr. Brozman resigned as a director effective July 5, 2010. He held 70,000 options which expired unexercised on September 30, 2010.

A copy of the Current Plan is filed as an exhibit to this Form 20-F.

Employment Agreements

The following description of the material terms of our employment agreements with our executive officers is not complete and is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to this annual report.

The services of Toby Chu, our president, chief executive officer and vice-chairman of our Board of Directors, are provided pursuant to an employment agreement for an indefinite term. During the most recently completed financial year, Mr. Chu was paid approximately $15,000 per month ($180,000 annually) pursuant to his employment agreement. Mr. Chus compensation may be reviewed upon request by him or us not more than once every two years starting January 1, 2005. The employment agreement may be terminated by Mr. Chu upon providing 90 days notice to us. We may terminate the agreement upon providing six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with us. If Mr. Chus employment ceased in 2010, Mr. Chu would receive a $255,000 severance payment based on his current monthly salary of $15,000. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

We do not have a written employment agreement with Dennis Dan Huang, our chief financial officer and Corporate Secretary. We have agreed with Mr. Huang to pay him approximately $100,000 annually as compensation for his services.

The services of Patrick Dang, Acting President of Sprott-Shaw, are provided pursuant to an employment agreement dated December 10, 2010 for a 5 year term commencing November 17, 2010.  Under the agreement, Mr. Dang is entitled to an annual salary of $180,000 and a bonus based on performance of the standalone audited Financial Statements of Sprott-Shaw Degree College Corp ending fiscal August 31, 2011.  The bonus is equal to 0.75% of Sprott-Shaw net profits, 0.50% of Sprott-Shaw EBITDA, and 0.25% of Sprott-Shaw Revenues.  The revenue bonus is subject to EBITDA and net profit erosion.  If EBITDA or net profit for Sprott-Shaw erode by more than a 0.5% variance, then the bonus formula for Revenue calculation will be adjusted to 0.125%.

The services of Sung Sub Lim, President of the KGIC Colleges, are provided pursuant to an employment agreement dated March 7, 2010 for an indefinite period. Mr. Lim will be paid an annual salary of $150,000 and a bonus payable if a target level of revenues and EBITDA of the KGIC Colleges are met at the end of the second year of operations of the KGIC Colleges. The amount of the bonus will be determined by negotiation between the parties. Mr. Lim may terminate the agreement upon eight weeks prior written notice. KGIC Colleges may terminate the agreement any time after March 1, 2013 without cause by providing Mr. Lim with two months prior written notice or salary of $23,077 in lieu thereof at the discretion of the KGIC Colleges.

Mr. Steve Sohn entered into an employment agreement with KGIC Colleges to act as Vice President of each effective March 7, 2010 for an indefinite period. Mr. Sohn will receive annual compensation of $102,000 and a bonus based on performance that will consider factors such as meeting or exceeding target revenue and target EBITDA of the KGIC Colleges. Mr. Sohn may terminate the agreement upon eight weeks prior written notice. The KGIC Colleges may terminate the agreement any time without cause by providing eight weeks prior written notice or salary of $15,692 in lieu thereof at the discretion of the KGIC Colleges.

C.  Board Practices

Our Board of Directors is comprised of eight members, each of whom stands for re-election at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote.  Each director holds office until his or her term expires and his or her successor has been elected and qualified.  Executive officers are appointed by and serve at the discretion of the Board of Directors.

Our Board of Directors and its committees oversee the management of our affairs in a number of ways, including the following:

●
reviewing and approving our overall business strategies and our annual business plan, our annual corporate budget and forecast, significant capital investments outside the approved budget, and succession planning;

●	assessing managements performance against approved business plans and industry standards;

●	reviewing and approving continuous disclosure documents;

●	ensuring the effective operation of the Board of Directors; and

●	safeguarding shareholders equity interests through the optimum utilization of our capital resources.

We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

We have established four committees under the Board of Directors: the audit committee, the compensation committee, the corporate governance committee and the executive committee.

Audit Committee

We are required by the Business Corporations Act (British Columbia) to have an audit committee comprised of at least three directors, the majority of whom must not be our officers or employees or officers or employees of any of our affiliates. Pursuant to National Instrument 52-110 Audit Committees in Canada, we have adopted a written charter setting out the duties and responsibilities of our audit committee.

The primary purpose of the audit committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of our financial reporting process. This includes oversight and review of the following:

●	financial reporting and the accounting system,

●	our systems of internal control over financial reporting, and

●	the annual independent audit of our financial statements.

In discharging its oversight role, the audit committee is empowered to investigate any matter brought to its attention with full access to all of our books, records, facilities and personnel and the power to retain outside counsel, auditors or other experts for this purpose. The Board of Directors and the audit committee are in place to represent our shareholders; accordingly, the outside auditor is ultimately accountable to the Board of Directors and the audit committee.

The audit committee reviews the adequacy of its charter on an annual basis.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Membership

The members of the audit committee are as follows, with Troy Rice acting as chairman:

David Hsu	Independent(1)	Financially literate(1)
Troy Rice	Independent(1)	Financially literate(1)
Shane Weir	Independent(1)	Financially literate(1)
David Kong	Independent(1)	Financially literate(1)

(1)	As defined in National Instrument 52-110 Audit Committees, which sets out the requirement governing audit committees in Canada.

Corporate Governance Committee

The corporate governance committee assists the Board of Directors in fulfilling its oversight responsibilities relating to our governance and our relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice, Shane Weir and David Kong. The committees role includes developing and monitoring the effectiveness of our system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board of Directors and its committees. The corporate governance committee is responsible for recommending to the Board of Directors a set of corporate governance principles and reviewing these principles.

Compensation Committee

The members of the compensation committee are Tony David, David Hsu, David Warnock and David Kong to the compensation committee.  All compensation of our officers and members of our Board of Directors is approved by a majority of the independent directors. All of the compensation committee members are independent directors.

The compensation committee is responsible for determining the compensation of our chief executive officer and other executive officers and does so with reference to for-profit education industry standards and our financial situation. The compensation committee also reviews and makes recommendations to the Board of Directors regarding our grant of stock options. The compensation committee has adopted a charter which sets out its duties and responsibilities.

Executive Committee

The executive committee was formed in order to provide for expeditious decision making by the Board of Directors. The members of the executive committee are Toby Chu (chairman), David Hsu, David Warnock and David Kong.  This committee has the same authority as our full Board of Directors, except for the ability to appoint new directors.

Compensation of Directors

See the table provided under Item 6.B Directors, Senior Officers and Employees Compensation.

D.  Employees

As of February 24, 2011, we engaged a total of 652 employees on a consolidated basis. The table below describes the number of employees engaged by each of our subsidiaries and our corporate operations, as well as the number of employees by functional area.

	CIBT Education Group Vancouver	CIBT China	IRIX Vancouver	Sprott-Shaw	KGIC Colleges	Total
Executive	3	3	2	6	3	17
Administrative	3	23		42	24	92
Management	3	15	1	24	9	52
Operations		26	8	45	21	100
Instructors		62		201	128	391
TOTAL	9	129	11	318	185	652

The number of employees we engaged on a consolidated basis increased from 133 in fiscal 2007 to 308 in fiscal 2008, 480 in fiscal 2009 and 652 in fiscal 2010. The increase in employees from fiscal 2007 to the present time is primarily due to our acquisition of Sprott-Shaw in December 2007 and the acquisition of substantially all of the assets of KGIC on March 15, 2010.

E.  Share Ownership

The following table sets forth the ownership information concerning the number of shares of common shares owned beneficially as of February 24, 2011 by: (i) each of our directors and officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

As of February 24, 2011, there were 69,226,011 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire as specified in the notes below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shares	Percent of Class
Jack Brozman	100,000 (1)	*
Toby Chu	3,767,247 (2)	5.4%
Dennis Huang	-(3)	-
Tony David	864,842 (4)	1.2%
David Hsu	3,907,753 (5)	5.6%
Tim Leong	688,863 (6)	*
Troy Rice	430,200 (7)	*
David Richardson	2,681,938 (8)	3.9%
David Warnock	- (9)(10)	-
David Kong	29,500 (11)	*
Shane Weir	- (12)	-
Patrick Dang	100,000 (13)	*
All Officers and Directors as a Group	12,570,343	18.2%

*  Less than 1%.

(1)	Jack Brozman was a director of CIBT Education Group until July 5, 2010. His security holdings include 100,000 common shares of CIBT Education Group.

(2)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chu’s direct holdings equal 385,400 common shares and options to purchase: (i) 80,000 common shares at an exercise price of C$2.00 per share until March 19, 2011; (ii) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2012; (iii) 100,000 common shares at $0.51 per common share until January 21, 2012; and (iv) 10,000 common shares at $0.80 per share until May 2, 2013. The grant dates of these options were (a) June 22, 2007; (b) March 20, 2008; (c) January 22, 2009; and (d) May 3, 2010. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,381,847 common shares of CIBT Education Group and options to purchase: 10,000 common shares at C$2.00 per share until March 19, 2011; and 100,000 common shares at C$1.53 per share until June 21, 2012.

(3)
Dennis Dan Huang was appointed as the Chief Financial Officer and Corporate Secretary of us and the Chief Financial Officer and Corporate Secretary of CIBT on June 28, 2010. Mr. Huang’s security holdings include options to purchase 50,000 common shares of CIBT Education Group at an exercise price of C$1.53 per share until June 21, 2012; options to purchase 20,000 common shares of CIBT Education Group at an exercise price of C$2.00 per share until March 19, 2011; and options to purchase 100,000 common shares of CIBT Education Group at an exercise price of C$0.54 until October 13, 2013.

(4)
Tony David is President of Sprott-Shaw.  His shareholdings include 130,000 common shares in his name and options to purchase common shares of CIBT Education Group as follows: (a) 10,000 common shares at an exercise price of C$2.00 per share until March 19, 2011; (b) 20,000 common shares until June 21, 2012 at an exercise price of C$1.53 per share; (c) 10,000 common shares at an exercise price of C$0.51 until January 21, 2012; and (d) 10,000 common shares at $0.80 per common share until May 2, 2013. Tony David also has voting and investment control over H Tony David Holdings Ltd., a company that holds  794,842 common shares of CIBT Education Group.

(5)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 847,600 common shares in his own name; and (a) options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; (b) options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012; (c) options to purchase 10,000 common shares at C$0.51 per share until January 21, 2012; and (d) 10,000 common shares at $0.80 per common share until May 2, 2013. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,489,713 common shares. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(6)
Tim Leong was the Chief Financial Officer, Senior Vice President and Corporate Secretary of us and the Chief Financial Officer and Corporate Secretary of CIBT until his resignation on June 28, 2010. He was appointed as the VP of Finance and Accounting effective June 28, 2010. His shareholdings include 688,863 common shares and options to purchase: (a) 20,000 common shares at C$2.00 per share until March 19, 2011; and (b) options to purchase 50,000 common shares at C$1.53 per share until June 21, 2012.

(7)
Troy Rice is a director of CIBT Education Group. His shareholdings include 430,200 common shares of CIBT Education Group and options to purchase: (a) 10,000 common shares at C$2.00 per share until March 19, 2011; (b) 100,000 common shares at C$1.53 per share until June 21, 2012; (c) 10,000 common shares at C$0.51 per share until January 21, 2012; and (d) 10,000 common shares at $0.80 per common share until May 2, 2013.

(8)
David Richardson was a director of CIBT Education Group until his resignation on June 10, 2010. His security holdings include options to purchase: (a) 10,000 common shares at C$2.00 per share until March 19, 2011; (b) 10,000 common shares at C$0.51 per share until January 21, 2010; (c) 100,000 common shares at C$1.53 per share until June 21, 2012; and (d) 10,000 common shares at $0.80 per common share until May 2, 2013. David Richardson also had voting and investment control over Countryman Investments Ltd., which holds 2,681,938 common shares as of the date he ceased to be a director of us.

(9)
David Warnock is a director of CIBT Education Group. He holds options to purchase: (a) 50,000 common shares of CIBT Education Group, exercisable at C$2.00 per share until March 19, 2011; (b) options to purchase 10,000 common shares of CIBT Education Group, exercisable at C$0.51 per share until January 21, 2012; and (c) 10,000 common shares at $0.80 per common share until May 2, 2013.  Mr. Warnock is a member of the Board of Managers of Shane Corp. and is a party to a written employment agreement with Camden Partners Holdings, LLC. Shane Corp. is wholly-owned by Shane GP.  Shane GP’s partners are the Camden Funds. Shane Corp. holds 10,794,558 of our common shares. The Camden Funds collectively hold 10,894,558 of our common shares. Further details regarding Shane Corp. are provided in note (11) to this table.

(10)
Pursuant to CIBT’s ownership restructuring, Shane Corp. loaned US$5 million to CIBT and CIBT issued a debenture and share purchase warrants to Shane Corp.  The debenture of US$5 million was to be due on April 24, 2010.  However, Shane Corp. exercised its 5,361,667 share purchase warrants effective December 10, 2007 resulting in an aggregate exercise price payable to CIBT of US$5 million.  CIBT and Shane Corp. agreed that Shane Corp. would pay the US$5 million exercise price payable to CIBT by surrendering the US$5 million debenture.  The exercise of the share purchase warrants by Shane Corp. reduced our ownership in CIBT to 78.1%.  After the issuance of the CIBT shares to Shane Corp., we acquired all of these newly issued shares in CIBT from Shane Corp. in exchange for the issuance of 10 million of our common shares, thereby increasing our ownership in CIBT from 78.1% to 100%.  The address for Shane Corp. is c/o Camden Partners, 500 East Pratt Street, Suite 1200, Baltimore, MD, 21202.

(11)	David Kong was appointed as a director on July 1, 2010. His holdings include 29,500 common shares and options to purchase 50,000 common shares at $0.60 per common share until August 8, 2013.

(12)
Shane Weir was elected a director of CIBT Education Group on December 12, 2008. He holds options to purchase: (a) 50,000 common shares of CIBT Education Group, exercisable at C$0.51 per share until January 21, 2012; and (b) 10,000 common shares at $0.80 per common share until May 2, 2013.

(13)	Patrick Dang has been the Acting President of Sprott-Shaw since November 17, 2010. He holds 100,000 common shares of CIBT Education Group.

Statements as to securities beneficially owned by officers and directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

Stock Option Plan

On December 17, 2010, our shareholders approved a rolling stock option and stock bonus plan (the Current Plan) that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Directors and officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the TSX Venture Exchange on November 24, 2010 and by the NYSE Amex on January 13, 2010.

We intend to attract, retain and motivate our directors, officers, and employees through our stock option plan. The Current Plan complies with the policies of the Toronto Stock Exchange. The material terms of our current stock option plan can be found on page 3 of this Form 20-F.

As of February 24, 2011, we had 69,226,011 issued and outstanding common shares  Also as of February 24, 2011, a total of 2,490,000 options to purchase common shares were granted under the stock option plan and 4,432,601 options were available to be granted.

A summary of the plan details is below.

As of February 24, 2011
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining Available for Future Issuance under the Stock Option Plan
2,490,000	$1.17	4,432,601

Under the stock option plan, options will be awarded to directors, officers, and employees at the discretion of the Board of Directors, taking into consideration their remuneration, length of service, nature and quality of work performed by them.

ITEM 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

At February 24, 2011, there were 69,226,011 issued and outstanding common shares. To our knowledge, the only directors and officers owning, and only other persons owning, 5% or more of the outstanding shareholdings in us, directly or indirectly, or exercising control or direction over such shares (the Major Shareholders), are as provided in the table below (the Table of Major Shareholders).

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common shares	Toby Chu	3,767,247 (1)	5.4%
Common shares	David Hsu	3,907,753 (2)	5.6%
Common shares	MacKenzie Financial Corporation	4,770,900 (3)	6.9%
Common shares	Shane Corp.	10,794,558 (4) (5)	15.6%

(1)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chus direct holdings equal 385,400 common shares and options to purchase: (i) 80,000 common shares at an exercise price of C$2.00 per share until March 19, 2011; (ii) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2012; (iii) 100,000 common shares at $0.51 per common share until January 21, 2012; and (iv) 10,000 common shares at $0.80 per share until May 2, 2013. The grant dates of these options were (a) June 22, 2007; (b) March 20, 2008; (c) January 22, 2009; and (d) May 3, 2010. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,381,847 common shares of CIBT Education Group and options to purchase: 10,000 common shares at C$2.00 per share until March 19, 2011; and 100,000 common shares at C$1.53 per share until June 21, 2012.

(2)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 847,600 common shares in his own name; and (a) options to purchase 10,000 common shares at C$2.00 per share until March 19, 2011; (b) options to purchase 100,000 common shares at C$1.53 per share until June 21, 2012; (c) options to purchase 10,000 common shares at C$0.51 per share until January 21, 2012; and (d) 10,000 common shares at $0.80 per common share until May 2, 2013. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,489,713 common shares. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(3)	The shareholdings of Mackenzie Financial Corporation are as of December 31, 2010 and include 4,770,900 common shares of CIBT Education Group.

(4)
Pursuant to CIBTs ownership restructuring, Shane Corp. loaned US$5 million to CIBT and CIBT issued a debenture and share purchase warrants to Shane Corp.  The debenture of US$5 million was to be due on April 24, 2010.  However, Shane Corp. exercised its 5,361,667 share purchase warrants effective December 10, 2007 resulting in an aggregate exercise price payable to CIBT of US$5 million.  CIBT and Shane Corp. agreed that Shane Corp. would pay the US$5 million exercise price payable to CIBT by surrendering the US$5 million debenture to CIBT.  The exercise of the share purchase warrants by Shane Corp. reduced our ownership in CIBT to 78.1%.  After the issuance of these 5,361,667 CIBT shares to Shane Corp., we acquired all of these newly issued shares in CIBT from Shane Corp. in exchange for the issuance of 10 million of our common shares, thereby increasing our ownership in CIBT from 78.1% to 100%.  The address for Shane Corp. is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, MD, 21202. Shane Corp. is wholly-owned by Shane GP. Shane GPs partners are the Camden Funds.  David Warnock, one of our directors, is a member of the Board of Managers of Shane Corp. and is a party to a written employment agreement with Camden Partners Holdings, LLC, a diversified investment management firm that provides management services to the Camden Funds and their general partners. As a result of these relationships, David Warnock, Shane GP, Shane Corp. and the Camden Funds could be deemed to beneficially own the shares directly held by the others.  Under this prospectus, we assume Shane Corp.s beneficial ownership includes 100,000 of our common shares directly held by the Camden Funds.

(5)
Shane Corp. directly holds 10,794,558 common shares.  As a result of the relationships described in note (4) to this table, Shane Corp. may be deemed to beneficially own an additional 10,459,865 common shares held directly by Camden Partners Strategic Fund III, L.P. and 434,693 common shares held directly by Camden Partners Strategic Fund III-A, L.P.  All of the options granted to David Warnock as a director described in Director and Officer Stock Option Grants are excluded from the common shares reported as being beneficially owned by Shane Corp.

All of our common shares have identical voting rights. As of February 24, 2011, there were 132 holders of record of our common shares in total, including 26 U.S. holders, 93 Canadian holders and 13 holders in other countries. As of February 24, 2011, there were 69,226,011 of our common shares outstanding, including 16,964,804 common shares or 24.5% held by U.S. holders.

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

The Major Shareholders or former Major Shareholders disclosed in past Form 20-F filings, with significant changes in percentage of ownership held in our common shares during the past three years are as follows:

●	Toby Chus ownership interest was 7.2% as of December 24, 2007, 5% as of March 13, 2009 and 5.4% as of February 24, 2011.

●	David Hsus ownership interest was 9.4% as of December 24, 2007, 6% as of March 13, 2009 and 5.6% as of February 24, 2011.

●	MacKenzie Financial Corporations ownership interest decreased from 12.4% as of December 3, 2007 to 8.8% as of February 25, 2010 and 6.9% as of December 31, 2010.

●	Shane Corp.s ownership interest was 16% as of March 13, 2009 and 15.6% as of February 24, 2011.

●
The ownership interest of David Richardson, our former director who resigned on June 10, 2010, decreased from 6.6% as of December 3, 2007, to 5% as of March 13, 2009 and to less than 5% as of June 10, 2010. As such, Mr. Richardson is no longer a Major Shareholder and his shareholdings are not disclosed in the Table of Major Shareholders above.

B.  Related Party Transactions

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred finite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees collected by Beihai College are required to be remitted directly to the local treasury bureau of the Chinese Government as non-taxable administrative revenue when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang College. Weifang College can receive funds from the account by claiming expenditures under a pre-approved plan of budget submitted to the local treasury bureau. Beihai College then can claim funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As a Chinese-foreign cooperative joint venture school without legal person status, Beihai College is exempted from income tax and shall allocate 20% of its tuition income to a development fund used for program development purposes. CIBT, as foreign investor of Beihai College, shall pay 25% income tax on funds it claims from Weifang when it transfers such profit from Beihai College back to CIBT.  As at August 31, 2010, Weifang owed $1,547,344 (August 31, 2009 $2,008,503) to CIBT.  In addition, as at August 31, 2010, CIBT owed $135,814 (August 31, 2009 $790,546) to Weifang.

As at August 31, 2010, $143,721 (August 31, 2009 - $143,741) was due to us from Dean Dupperon as a result of a carry-forward balance from the purchase of the net assets of Sprott-Shaw Community College on December 17, 2007.  Also as at August 31, 2010, a balance of $118,303 (August 31, 2009 $418,304) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by our officers and directors.  The $118,303 balance is comprised of $38,014 due to our officers and $80,289 due to Alvin Chu, the President of IRIX, as a result of advances of funds loaned to IRIX by Alvin Chu. The amount of $179,031 was due as at August 31, 2010 to a non-controlling partner in one of the Sprott-Shaw campus operations that retained an interest in that campus after the sale of Sprott-Shaw and is entitled to receive 33% of the net operating income of Sprott-Shaws Surrey Campus.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Companys normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to the CEO (refer to Note 14 of our of our audited consolidated financial statements included in this annual report).  Effective January 1, 2010, our compensation committee approved a bonus of $400,000 payable to Toby Chu in quarterly installments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to Mr. Dupperon.

On September 29, 2008, we received payment on an 8% convertible promissory note that was granted to Asia Interactive, a company controlled by Toby Chu, on February 9, 2007 and due on February 9, 2009. The principal amount of the loan was $150,000 and accrued interest totaled $19,233. The loan was granted to assist Asia Interactive with general and administrative expenses. In addition, effective September 29, 2008 and following repayment of the loan, members of our management team resigned from their positions as directors of Asia Interactive. Toby Chu and Tim Leong were appointed as directors and officers of Asia Interactive to protect our investment in Asia Interactive on January 15, 2007.

During the year ended August 31, 2010 the Company and its subsidiaries incurred $1,772,472 (2009 $1,538,411, 2008 $1,338,627) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by the Company, CIBT, Sprott-Shaw, KGIC and IRIX.

Related party transactions are not pre-approved unless they are deemed to be extraordinary transactions, in which case they would be pre-approved by the Board of Directors and any interested director would abstain from voting on such matters.

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

Included in this annual report are our audited consolidated financial statements that cover the latest three financial years, together with related notes and the report of our auditors.  See Item 18. Financial Statements.

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

Dividend Policy

We have not declared or paid any dividends in the past and have no plans to declare and pay dividends on our common shares for the foreseeable future.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our Board of Directors has discretion as to whether to declare and pay dividends to our shareholders.  Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

B.  Significant Changes

Except as otherwise disclosed in this annual report, no significant changes occurred during the past fiscal year. See Item 4. Information on the Company A. History and Development of our Company and Item 4. Information on the Company B. Business Overview.

ITEM 9.  The Offer and Listing

A.  Price History

Our common shares trade under the symbol MBA in Canada on the TSX (previously on the TSX Venture Exchange until May 26, 2010), and in the U.S. on the NYSE Amex since April 11, 2008.

As of February 24, 2011, the closing price of our common shares on the Toronto Stock Exchange was $0.40, and the high and low prices of our common shares were $0.44 and $0.38.  Also as of February 24, 2011, the closing price of our common shares on the NYSE Amex was US$0.45, and the high and low prices of our common shares were US$0.48 and US$0.40.

The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares listed on the TSX Venture Exchange and Toronto Stock Exchange in Canadian Dollars, and the NYSE Amex in U.S. dollars.

	TSX and TSX-V		Amex
Annual Market Prices for fiscal year ended	High(C$)	Low(C$)	High(US$)	Low(US$)
August 31, 2010	0.92	0.52	0.87	0.48
August 31, 2009	1.61	0.35	1.45	0.28
August 31, 2008	2.59	1.38	2.33	1.30
June 30, 2007	1.74	0.72	N/A	N/A
December 31, 2006	1.09	0.55	N/A	N/A
December 31, 2005	0.84	0.50	N/A	N/A

Quarterly Market Prices for quarter ended
November 30, 2010	0.64	0.43	0.60	0.41
August 31, 2010	0.79	0.52	0.77	0.48
May 31, 2010	0.92	0.72	1.00	0.58
February 28, 2010	0.87	0.63	0.85	0.62
November 30, 2009	0.85	0.55	0.82	0.51
August 31, 2009	0.70	0.52	0.65	0.46
May 31, 2009	0.65	0.44	0.85	0.35
February 28, 2009	0.70	0.36	0.57	0.28
November 30, 2008	1.61	0.35	1.45	0.28

Monthly Market Prices
January 2011	0.51	0.35	053	0.36
December 2010	0.49	0.38	0.58	0.38
November 2010	0.53	0.43	0.53	0.41
October 2010	0.57	0.48	0.58	0.44
September 2010	0.64	0.50	0.60	0.41
August 2010	0.62	0.52	0.61	0.48

Approximate Number of Holders of our Common Shares

As of February 24, 2011, there were 69,226,011 of our common shares outstanding and 132 holders of record. Certain of our shares are held in nominee or street name; accordingly, we believe the number of beneficial owners is greater than the foregoing number.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our common shares trade under the symbol MBA in Canada on the TSX (previously on the TSX Venture Exchange until May 26, 2010), and in the U.S. on the NYSE Amex since April 11, 2008.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10.  Additional Information

A.  Share Capital

Not Applicable.

B.  Articles of Incorporation

We incorporate by reference into this annual report our articles of incorporation filed as Exhibit 1.2 to our 20-F registration statement on May 10, 2007 and a summary of certain provisions of our articles of incorporation in our 20-F registration statement on September 14, 2007, initially filed with the SEC on May 10, 2007.

C.  Material Contracts

The table below provides a description of the material terms of our material contracts. This description of our material contracts is not complete and is qualified in its entirety by reference to the agreements which are filed as exhibits to this annual report.

Agreement(s)	Description
Employment Agreement and Extension Agreements with Toby Chu
On January 1, 2003 we entered into a two year employment agreement with Toby Chu as President and Chief Executive Officer. The employment agreement includes non-compete provisions pursuant to which Mr. Chu has agreed not to engage in other business activities or serve as a director or officer of a company other entity in competition with us or our subsidiaries during his employment with us and for a period of 90 days after ceasing to serve in such capacities or be employed by us. Mr. Chu also agreed not to own or hold any securities resulting in an ownership interest in excess of 5% in any of our competitors whose securities are listed on a stock exchange or traded on an over the counter market.
We extended the employment agreement with Toby Chu by separate agreement dated January 1, 2005. Mr. Chus employment is for an indefinite term. Provisions were added to allow for termination only if mutually acceptable to both parties, and to allow the parties to review the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007, we extended the agreement with the same provisions except that Mr. Chu has the option to terminate the agreement upon provided a 90-day notice to us or we may terminate the agreement upon provided a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

CIBT Centre Agreement with Weifang University
In May 2005, CIBT entered into an agreement with Weifang University to establish a CIBT Centre which began operating in August 2007. CIBT and Weifang University have also agreed to cooperate to provide joint educational programs, develop curriculum and course materials and train instructors.

Agreement to License Wyotech Automotive Technology Programs
On October 24, 2005 CIBT entered into an agreement to license certain automotive technology programs from Titan Schools, Inc., dba Wyotech, to be provided in China. Wyotech is a provider of automotive certificate and diploma programs offered at its campuses in the United States. The license is for a period of ten years.

Campus Agreement with Beijing University of Technology	In July 2007, CIBT signed an agreement furthering its relationship with Beijing University of Technology, which resulted in the expansion to a fourth campus in Beijing.
Agreement with Weifang Commercial School	In August 2007, CIBT signed an agreement with Weifang Commercial School to provide automotive maintenance, hotel management and accounting programs to Weifang Commercial School.
Agreement and Plan of Reorganization with Shane Corp.
 On December 10, 2007 we and our subsidiary CIBT entered into an agreement and plan of reorganization with Shane Corp. in order to increase our ownership of CIBT. Under this agreement, we issued 10,000,000 common shares to Shane Corp. in exchange for 5,361,667 common shares in CIBT acquired by Shane Corp. upon the exercise of share purchase warrants. Following this, our total interest in CIBT was 100%. See Managements Discussion and Analysis of Financial Condition and Results of Operations Reorganization for further details.

Acquisition of Sprott-Shaw
Effective December 17, 2007, we acquired the primary assets and liabilities used in the operation of Sprott-Shaw Community College through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See Managements Discussion and Analysis of Financial Condition and Results of Operations for further details.

Employment Agreement with Dean Dupperon
The services of Dean Dupperon, President of Sprott-Shaw, are provided pursuant to an employment agreement between Mr. Dupperon and Sprott-Shaw dated December 17, 2007 for a term expiring on December 16, 2012.  Mr. Dupperon is entitled to an annual salary of $400,000, except that if EBITDA at Sprott-Shaw is less than $2 million in fiscal 2010 or fiscal 2011, Mr. Dupperons salary will be reduced to $320,000 annually.  In addition, Mr. Dupperon is entitled to an annual bonus equal to 10% of EBITDA in excess of $2.6 million at Sprott-Shaw, as well as options to purchase up to 100,000 of our common shares.  We may terminate the agreement immediately for just cause.  Mr. Dupperon may terminate the agreement upon two weeks prior written notice.  We may terminate the agreement at any time, subject to the payment of his remuneration and a lump sum termination payment. The employment agreement with Mr. Dupperon was entered into pursuant to the Sprott-Shaw acquisition agreement. The employment agreement contains non-competition and non-solicitation provisions. Mr. Dupperon agreed not to hold any interest or have any involvement in, directly or indirectly, any business that competes with the business of Sprott-Shaw in such locations that are within 100 kilometers of our locations of operations until the later of the fifth anniversary after the date of acquisition of Sprott-Shaw and three years after any termination of Mr. Dupperons employment with Sprott-Shaw.

CIBT Centre Agreement with Jinhua Career & Technical College	In January 2008 CIBT signed an agreement to establish a CIBT center in China at the Jinhua Career & Technical College in Jinhua City, China.
Acquisition of Tourism Training Institute
On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute, an accredited institution based in Vancouver, Canada with branch offices in Beijing. See Managements Discussion and Analysis of Financial Condition and Results of Operations for further details.

AHLA-EI License Agreement
On May 1, 2008 we entered into an agreement with Global Education in Tourism Ltd. whereby we were assigned a license granted by AHLA-EI to use and market certain AHLA-EI products, courses, programs and services. The license agreement between Global Education in Tourism Ltd. was signed on April 16, 2007. The license expires on December 1, 2012.

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

Agreement(s)	Description
Material Distribution and Teaching Rights Agreement between Tourism Training Institute and AHLA-EI
In June 2008 Tourism Training Institute renewed an exclusive license agreement with AHLA-EI for sole marketing, material distribution and teaching rights of certain AHLA-EI products and products until December 1, 2012.

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

Acquisition of Concordia Career College Ltd.
Effective September 4, 2008, we acquired certain assets used in the operation of Concordia Career College Ltd. through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See Managements Discussion and Analysis of Financial Condition and Results of Operations for further details.

Acquisition of Pan Pacific International College Inc.
Effective December 12, 2008 we acquired certain property and assets, including intellectual property rights and regulatory approvals, and assumed certain obligations of Pan Pacific International College Inc., an English language college located in Victoria, Canada, targeting the Japanese and Latin American ESL student market.

Memorandum of Understanding with the Jamaican Ministry of Training and Social Security
On January 29, 2009 Sprott-Shaw entered into a memorandum of understanding with the Jamaican Ministry of Training and Social Security to offer hospitality and tourism training to Jamaican students through a combination of classroom studies at Sprott-Shaws campus in Kelowna, British Columbia, Canada, online self-directed learning and industry practicums in Vancouver, British Columbia, Canada.

Memorandum of Understanding with Browns Town College of Jamaica and the Jamaican Ministry of Labour and Social Security
On February 16, 2009 Sprott-Shaw entered into a memorandum of understanding with Browns Town College of Jamaica and the Jamaican Ministry of Labour and Social Security to offer the curriculum for Sprott-Shaws resident care attendant and practical nursing training programs to students attending Browns Town College. These programs involve an academic portion to be completed in Jamaica and a practicum portion to be completed in Vancouver, British Columbia, Canada. Enrollment in the programs began in May 2009.

CIBT Centre Agreement in Korea
On June 4 2009, CIBT entered into an agreement with Truenet Media Group Ltd. to establish a CIBT Education Center in Seoul, South Korea at National Cambridge College. After the CIBT Education Center is completed, it will offer CIBTs International Foundation Program to students in Korea.

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

Cooperation Agreement with China Central Radio and Television University
On October 16, 2009 we signed an agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBTs operations in China, Sprott-Shaws operations, and programs offered by AHLA-EI into China Central Radio and Television Universitys programs. These programs will in turn be offered to a global audience through select CIBT and Sprott-Shaw locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

Memorandum of Understanding with Hanoi Tourism College
On November 18, 2009 Sprott-Shaw signed a memorandum of understanding with Hanoi Tourism College in Hanoi, Vietnam that relates to a number of initiatives including delivery of Sprott-Shaws English language and hotel tourism management programs at Hanoi Tourism College, recruitment of qualified Vietnamese students by Hanoi Tourism College for enrollment at Sprott-Shaw campuses in Canada and CIBT campuses in China, and co-development of an internship program for the hotel tourism management program allowing students to intern with major hotels in Vietnam.

Employment Agreement with Sung Sub Lim
Mr. Lim entered into an employment agreement with the KGIC Colleges to act as President of each for an indefinite period commencing on March 7, 2010. Mr. Lim will receive annual compensation of $150,000 and a bonus provided that a target level of revenues and EBITDA of the KGIC Colleges is met at the end of the second year of operations of the KGIC Colleges. The amount of the bonus will be determined by negotiation between the parties and is payable at the start of the third year of operation of the KGIC Colleges. The KGIC Colleges may terminate the agreement for cause at any time as set out in the agreement, or without cause any time after March 1, 2013 by providing Mr. Lim with two months prior written notice or salary in lieu thereof at the discretion of the KGIC Colleges. The employment agreement also includes non-solicitation and non-compete provisions. The non-compete provision extends to setting up a business in direct competition with us within a 50 mile radius of our campus locations in the primary countries in which we do business, or being employed or otherwise retained to recruit students by an agent that Mr. Sohn worked with during his employment with us.

Employment Agreement with Steve Sohn
Mr. Steve Sohn entered into an employment agreement with the KGIC Colleges to act as Vice President of each effective March 7, 2010 for an indefinite period. Mr. Sohn will receive annual compensation of $102,000 and a bonus based on performance that will consider factors such as meeting or exceeding target revenue and target EBITDA. Mr. Sohn may terminate the agreement upon eight weeks prior written notice. The KGIC Colleges may terminate the agreement any time without cause by providing eight weeks prior written notice or salary in lieu thereof at the discretion of the KGIC Colleges. Mr. Sohn also agreed not to compete with us during his employment and for a period of 18 months after ceasing to be an employee. The employment agreement also includes non-solicitation and non-compete provisions. The non-compete provision extends to setting up a business in direct competition with us within a 50 mile radius of our campus locations in the primary countries in which we do business, or being employed or otherwise retained to recruit students by an agent that Mr. Sohn worked with during his employment with us.

Acquisition of KGIC Language College (2010) Corp. and KGIC Business College (2010) Corp.
On March 15, 2010 we completed the acquisition of certain assets and assumption of certain liabilities of KGIC pursuant to an asset purchase agreement among our newly incorporated subsidiaries, the KGIC Colleges, and KGIC. KGIC operates English language training schools internationally and in the provinces of British Columbia, Ontario and Nova Scotia, Canada. See Business KGIC Colleges for further details.

Memorandum of Understanding with Meridian International Business and Arts College
We entered into a Memorandum of Understanding with Meridian International Business and Arts College with an effective date of April 1, 2010 to deliver our English language training programs and university preparatory programs in the Philippines.

Cooperation Agreement with Open University of China
In January 2011, we announced entry into an agreement with OUC to launch a series of international hotel management education and training programs through OUCs education system in China, including the AHLA-EI program.

D.  Exchange Controls.

Canadian Exchange Control Regulations

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of control over a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially reduce or prevent competition in any market in Canada.

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that persons holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or our notice of articles or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada), or Investment Act.

The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a Canadian as defined in the Investment Act, referred to in this discussion as a non-Canadian who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. Whether or not an investment is reviewable, the Investment Act also provides for a review of investments that the Minister responsible for the Investment Act, after consultation with the Minister of Public Safety and Emergency Procedures, considers could be injurious to Canadian national security. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets were $5 million or more. The Investment Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Act, an investment in our common shares by a non-Canadian who is a WTO investor (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount is $299 million in 2010. The threshold amount is subject to an annual adjustment on January 1st on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada. Pursuant to amendments to the Investment Act that have received royal assent but have not yet been implemented, the threshold amount will be increased to $600 million and then raised to $1 billion over a four year period, and adjusted annually thereafter.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

●	acquisition of our common shares by a person in the ordinary course of that persons business as a trader or dealer in securities;

●
acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

●
acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

Chinese Exchange Control Regulations

China's national currency, the Yuan or RMB, is not a freely convertible currency. Effective January 1, 1994, the Chinese foreign exchange system underwent fundamental changes. This reform was stated to be in line with China's commitment to establish a socialist market economy and to lay the foundation for making the RMB convertible in the future. The currency reform is designed to turn the dual exchange rate system into a unified and managed floating exchange rate system.

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

E.  Taxation

Canadian Federal Income Tax Consequences

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of our common shares who, for purposes of the Income Tax Act (Canada) (the Canadian Tax Act) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the Convention) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arms length and is not affiliated with us, holds our common shares as capital property, does not use or hold and is not deemed to use or hold our common shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a United States Holder).

This summary is based on the current provisions of the Convention, the Canadian Tax Act and the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and our understanding of the administrative practices published in writing by the Canada Revenue Agency prior to the date hereof.  On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the Convention (the Protocol) which includes amendments to many of the provisions of the Convention, including significant amendments to the limitation on benefits provision and treatment of fiscally transparent entities such as some United States limited liability companies.  The Protocol was ratified by the United States government in December 2008 (it was ratified by the Canadian government in 2007) and came into force in 2010.  United States Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the Convention based on their particular circumstances.  This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

For the purposes of the Canadian Tax Act, the Canadian tax results of a United States Holder are to be determined using Canadian currency based on the relevant exchange rate applicable thereto.

This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any prospective purchaser or holder of our common shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made.  Accordingly, prospective purchasers and holders of our common shares should consult their own tax advisors with respect to their individual circumstances.

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

Under the Convention, dividends paid to certain religious, scientific, charitable and other similar tax-exempt organizations and certain organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian non-resident withholding tax, including any withholding tax levied in respect of dividends received on our common shares.

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of our common shares, unless such shares are taxable Canadian property within the meaning of the Canada Tax Act and no relief is afforded under the Convention.  Generally, CIBT Education Group shares would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of CIBT Education Group belonged to the United States Holder, to persons with whom the United States Holder did not deal at arms length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arms length (within the meaning of the Canadian Tax Act).  Even if our common shares are taxable Canadian property under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of our common shares is derived principally from real property (as defined in the Convention) situated in Canada.  CIBT Education Group does not believe the value of its shares is derived principally from real property situated in Canada.

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (IRS), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a U.S. Holder is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a non-U.S. Holder is a beneficial owner of our common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a functional currency other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the U.S.; or (j) U.S. Holders that own, directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding shares of CIBT Education Group. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership (or pass-through entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership (or pass-through entity) and the partners of such partnership (or owners of such pass-through entity) generally will depend on the activities of the partnership (or pass-through entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of pass-through entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated earnings and profits generated by us. To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holders tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at Disposition of Common Shares below). Dividends paid on our common shares generally will not be eligible for the dividends received deduction.

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2013, a dividend we pay to a shareholder will generally be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a qualified foreign corporation (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

A company generally will be a qualified foreign corporation under Section 1(h)(11) of the Code (a QFC) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) its common shares are readily tradable on an established securities market in the U.S. However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a passive foreign investment company (as defined below and which we refer to as a PFIC) for the taxable year during which the company pays a dividend or for the preceding taxable year.

As discussed below, CIBT Education Group believes that it qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, we anticipate that we may qualify as a PFIC for subsequent taxable years. (See more detailed discussion at Additional Rules that May Apply to U.S. HoldersPassive Foreign Investment Company below).

If we are not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency to a U.S. Holder whose functional currency is the U.S. dollar generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holders tax basis in our common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as U.S. source for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as foreign source under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at Foreign Tax Credit below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8 percent Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our common shares, subject to certain limitations and exceptions.  U.S. holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our common shares.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) foreign income tax with respect to dividends paid on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holders U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holders income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holders U.S. federal income tax liability that such U.S. Holders foreign source taxable income bears to such U.S. Holders worldwide taxable income. In applying this limitation, a U.S. Holders various items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us will generally constitute foreign source income and will generally be categorized as passive income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holders correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holders U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If we are a controlled foreign corporation under Section 957 of the Code (a CFC) or a PFIC , the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

Passive Foreign Investment Company

A company will generally be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the company for such taxable year is passive income or (b) 50% or more of the assets held by the company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the company is not regularly traded on a public exchange or other market approved by the Secretary of the Treasury and either is a controlled foreign corporation or makes an election). Gross income generally means all revenues less cost of goods sold. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, for transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporations commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if a company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by the company from a related person (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the company is a PFIC and owns shares of another foreign corporation that also is a PFIC (a Subsidiary PFIC), under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the common shares or income recognized by a U.S. Holder on an actual distribution received on the common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

We believe that we qualified as a PFIC for the taxable year ended December 31, 2008, and based on current business plans and financial projections, we anticipate that we may qualify as a PFIC for subsequent taxable years. The determination of whether we will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether we will be a PFIC for our current taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this annual report. Accordingly, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status. Our management has made a determination that we are not a PFIC for the taxable year ended December 31, 2009.

Default PFIC Rules Under Section 1291 of the Code

If a company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of our common shares will depend on whether such U.S. Holder makes an election to treat the company and each Subsidiary PFIC, if any, as a qualified electing fund or QEF under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a Non-Electing U.S. Holder.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on our common shares. A distribution generally will be an excess distribution to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holders holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holders holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holders holding period for our common shares (other than years prior to the first taxable year of the company beginning after December 31, 1986 for which the company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as personal interest, which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holders holding period for our common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, the company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the company ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if our common shares were sold on the last day of the last taxable year for which the company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holders pro rata share of (a) the net capital gain of the company and each Subsidiary PFIC, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the company and each Subsidiary PFIC, which will be taxed as ordinary income to such U.S. Holder. Generally, net capital gain is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and ordinary earnings are the excess of (a) earnings and profits over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as personal interest, which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the company to the extent that such distribution represents earnings and profits of the company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holders tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if such QEF Election is made for the first year in the U.S. Holders holding period for our common shares in which the company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the company and each Subsidiary PFIC, if any. However, if the company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if our common shares were sold on the qualification date or (b) if the company was also a CFC, such U.S. Holders pro rata share of the post-1986 earnings and profits of the company as of the qualification date. The qualification date is the first day of the first taxable year in which the company was a QEF with respect to such U.S. Holder. The election to recognize such gain or earnings and profits can only be made if such U.S. Holders holding period for our common shares includes the qualification date. By electing to recognize such gain or earnings and profits, such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the company is not a PFIC. Accordingly, if the company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holders direct and indirect interest in our common shares. Accordingly, if such U.S. Holder reacquires an interest in the company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the company is a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be marketable stock if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holders holding period for our common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. Holders tax basis in our common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holders adjusted tax basis in our common shares over (ii) the fair market value of our common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holders tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be marketable stock or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to our common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that such U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of our common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which our common shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of our common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

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

I.  Subsidiary Information

We operate our education programs and services business through the following subsidiaries:

1.	CIBT, which conducts operations primarily in China and in which we currently hold a 100% ownership interest;

2.	Sprott-Shaw, which operates primarily in Canada and with a presence in Asia and the Middle East, in which we acquired a 100% ownership interest on December 17, 2007; and

3.
The KGIC Colleges, which are comprised of KGIC Business College (2010) Corp. and KGIC Language College (2010) Corp., our wholly-owned subsidiaries that operate primarily in Canada, and which were organized in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010.

In addition, we hold a 51% interest in IRIX, a multimedia service and advertising agency located in Vancouver, British Columbia, Canada.

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

E.  Use of Proceeds

Not Applicable.

ITEM 15.  Controls and Procedures

A.  Evaluation of Disclosure Controls and Procedures

We carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended).  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2010, our disclosure controls and procedures were not effective due to the material weaknesses described below. Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

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

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

Management evaluated the effectiveness of our internal control over financial reporting as of August 31, 2010 using the framework set forth in the report of the Treadway Commissions Committee of Sponsoring Organizations (COSO).

In the assessment of our internal control over financial reporting (ICFR) as at August 31, 2010, our management identified certain material weaknesses in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the companys annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified in our 2010 assessment:

●
Ineffective controls at the entity level - As evidenced by the material weaknesses described below, the Company determined that entity-level controls related to the control environment, risk assessment, monitoring function and dissemination of information and communication activities did not operate effectively, resulting in material weaknesses in each of these respective COSO Internal Control Integrated Framework components. The deficiency in each of these individual COSO components represents a separate material weakness.  These material weaknesses contributed to the other material weaknesses and an environment where there is a reasonable possibility that a material misstatement of the interim and annual financial statements could occur and not be prevented or detected.

●
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

●
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

●
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

●
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

●
Inadequate controls related to the payroll cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the payroll cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes failures in the design effectiveness of controls which would ensure the accuracy of payroll expenditure reports in addition to the completion of related review and approval processes. These control deficiencies could result in a material misstatement of payroll and related expenses, and accrued compensation and benefits within accounts payable and accrued liabilities that would not be prevented or detected

●
Inadequate controls related to the expenditure cycle - The internal controls were not adequately designed in a manner to effectively support the requirements of the expenditure cycle. This material weakness is the result of aggregate deficiencies in internal control activities. The material weakness includes the design effectiveness of controls which would ensure (i) validity, accuracy and completeness of procured goods and services including approval processes, reconciliations, and segregation of duties; and (ii) accuracy and validity of management fees charged through timely, appropriately authorized contracts. These control deficiencies could result in a material misstatement of operating expenses, employee loans, accounts payable and accrued liabilities that would not be prevented or detected.

●
Ineffective controls over the reporting of intangible assets and goodwill The value of purchased intangible assets and goodwill relating to the August 31, 2008 year end were restated prospectively during the year ended August 31, 2009 as a result of purchase price allocations not having been completed in a timely manner by a third party which CIBT relied upon to complete contracted services as agreed.  The material weakness is the result of aggregate deficiencies in internal control activities that would ensure the timely valuation and allocation of purchased intangible assets and goodwill.  These control deficiencies could result in a material misstatement of intangible assets, goodwill and related amortization expense. Management remediated this control weakness by identifying additional resources that would be available for future transactions to ensure that the valuation and accounting for purchased intangible assets and goodwill will be completed on a timely basis.

As a result of the deficiencies described above, our management has concluded that our internal control over financial reporting was not effective as of August 31, 2010.

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

Remediation of Material Weaknesses

We are in the process of developing and implementing a remediation plan to address the material weakness as described above.  We have taken the following actions to improve internal controls over financial reporting:

●	We will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

We will continue these efforts until we are satisfied that all material weaknesses have been eliminated. We expect that resolution of all of these issues will take several months.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2010.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2010 fairly present in all material respects the financial condition and results of operations for the Company in conformity with generally accepted accounting principles.

Management excluded the newly acquired KGICs internal control over financial reporting from its assessment of the effectiveness of internal controls over financial reporting as of August 31, 2010. There were no changes in the Companys internal controls over financial reporting during the year ended August 31, 2010 that have materially affected, or are reasonably likely to affect, the Companys internal controls over financial reporting.

C.  Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Our management report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only managements report in this annual report.

D.  Changes in Internal Control

Except as set forth herein, there have been no changes in our internal control over financial reporting that occurred during the year ended August 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [Reserved]

ITEM 16A.  Audit Committee Financial Expert

Our audit committee is comprised of four members: David Hsu, David Kong, Troy Rice and Shane Weir. The Chairman of the Audit Committee is Troy Rice. Our Board of Directors has determined that all four members of our audit committee are financial experts as defined in paragraph (b) of Item 16A of the Form 20-F. All four members are considered to be independent as defined by the NYSE Amex, in accordance with Rule 10A-3 to the Exchange Act. All members of the audit committee are financially literate.

The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms. In addition to each members general business experience, the education and experience of each audit committee member that is relevant to the performance of his/her responsibilities as a committee member is as follows:

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is an executive officer, director and president of MedicineNet, Inc., an internet business that provides medical information online.

David Kong is a designated Chartered Account in Canada and a Certified Public Accountant in the United States. Prior to retiring in July 2010, he was a partner at Ernst & Young LLP from 2005 to 2010, leading the Canadian offices China market practice that assists Canadian public companies doing business in China and Chinese public companies listed on stock exchanges in North America. Prior to joining Ernst & Young, Mr. Kong was a partner at Ellis Foster Chartered Accountants from 1981 until it merged with Ernst & Young in 2005. Mr. Kong received a Bachelor of Business Administration degree from National Cheng Chi University in Taiwan in 1971.

Troy Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A. (NYSE: FIX). Mr. Rice received his Bachelors degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

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

An audit committee financial expert is not deemed an expert for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, as a result of being designated or identified as an audit committee financial expert. In addition, an audit committee financial expert has no greater duties, obligations or liability than the members of the audit committee and Board of Directors who are not designated as financial experts. The designation or identification of an audit committee financial expert does not affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

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

During the fiscal period ended August 31, 2010 we did not amend our code of ethical conduct or did not grant any waiver. If the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

We have an Insider Trading Policy (the Policy) which sets out guidelines and expectations regarding the conduct on the part of our directors, officers, employees, consultants and contractors, which provides additional measures regarding the acquisition or disposal of any of our securities.  The Policy is available on SEDAR at www.sedar.com.

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

Our audit committee has also established a whistleblower policy to encourage employees to raise any concerns about business conduct they may have.

ITEM 16C.  Principal Accountant Fees and Services

The table below sets forth the aggregate fees for professional services rendered by our principal accountants, Deloitte & Touche LLP for the fiscal years ended August 31, 2010 and 2009.

	For the year ended August 31, 2010 (C$)	For the year ended August 31, 2009 (C$)
Audit Fees (1)	516,406	385,845
Audit-Related Fees (2)	261,660	9,000
Tax Fees (3)	97,868	22,691
All Other Fees (4)	106,839	47,500
Total	982,773	465,036

(1)
Audit fees means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative financial statements.

(2)
Audit-related fees represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	Tax fees represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services.

(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees.

Audit Committees Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of all audit and audit-related services performed by the independent auditors. There were no audit or audit-related fees for the last two fiscal years that were not pre-approved by our audit committee. All services described above provided by Deloitte & Touche LLP during the last two fiscal years were approved by our audit committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. We have not yet adopted specific policies and procedures to pre-approve non-audit services.

We approved all audit related, tax related and all other fees. The percentage of hours expended on the principal accountants engagement to audit our financial statements for the year ended August 31, 2010 that were attributable to work performed by persons other than the principal accountants full-time, permanent employees was nil.

ITEM 16D.  Exemptions from the Listings Standard for Audit Committees

Not Applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information relating to shares we repurchased pursuant to normal course issuer bids we have conducted from July 1, 2006 to October 31, 2009. We recently received approval from the Toronto Stock Exchange to conduct a normal course issuer bid from February 4, 2011 to February 3, 2012 to repurchase up to 3,000,000 of our common shares, representing 4.3% of the issued and outstanding shares as of February 24, 2011. No shares have been repurchased under the latest normal course issuer bid to date.

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

ITEM 16F.  Changes in Registrants Certifying Accountant

On July 27, 2009, we dismissed our former auditor, Ernst & Young LLP. Our new auditor is Deloitte & Touche LLP. Ernst & Young LLP served as our independent auditor for the fiscal year ended August 31, 2008, certain audited statements provided for the two month transition period ended August 31, 2007, and the fiscal year ended June 30, 2007. Deloitte & Touche LLP served as our independent auditor for the fiscal year ended August 31, 2009 and 2010.

The principal accountants report on our financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Our decision to dismiss our former auditor was approved by our board of directors. Our decision to dismiss our former auditor was not due to any disagreement between us and our former auditor.

We filed letters on EDGAR on a Form 6-K on August 24, 2009 from Ernst & Young LLP and Deloitte & Touche LLP confirming the above described resignation and appointment.

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

Proxy Delivery Requirement: The NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. Our company is a foreign private issuer as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

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

ITEM 18.  Financial Statements

We are furnishing the following consolidated financial statements and reports:

CIBT Education Group August 31, 2010 Consolidated Financial Statements

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2010

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver, BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of CIBT Education Group Inc.

We have audited the consolidated balance sheets of CIBT Education Group Inc. (the Company) as at August 31, 2010 and 2009 and the consolidated statements of income and comprehensive income (loss), accumulated other comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements of the Company for the year ended August 31, 2008, prior to adjustments for the change in reporting currency as disclosed in Note 1, were audited by other auditors whose report dated November 14, 2008 expressed an unqualified opinion on those statements. We have audited the adjustments to the financial statements for the year ended August 31, 2008 as disclosed in Note 1, and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companys internal control over financial reporting. Accordingly, we express no such opinion.

On November 29, 2010, we reported separately to the shareholders of the Company on our audit conducted in accordance with Canadian generally accepted auditing standards, on financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
February 25, 2011

Ernst & Young LLP Chartered Accountants Pacific Centre 700 West Georgia Street P.O. Box 10101 Vancouver, British Columbia V7Y 1C7 Tel: 604 891 8200 Fax: 604 643 5422 ey.com/ca

Report of Independent Auditors

To the Shareholders of

CIBT Education Group Inc.

We have audited the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive loss, deficit, and cash flows of CIBT Education Group Inc. (the “Company”) for the year ended August 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended August 31, 2008 in conformity with Canadian generally accepted accounting principles.

Vancouver, Canada November 14, 2008	(Signed) Ernst & Young LLP Chartered Accountants

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS

	August 31, 2010	August 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$11,511,835	$10,337,128
Accounts receivable (Note 4)	11,223,894	8,788,973
Marketable securities (Note 5)	60,000	147,655
Prepaid expenses and other assets (Note 6)	1,197,086	2,263,787
Inventory	530,467	477,978

	24,523,282	22,015,521
DUE FROM RELATED PARTIES (Note 23)	143,721	143,741
PROPERTYAND EQUIPMENT, net (Note 7)	3,418,853	3,738,812
INTANGIBLE ASSETS (Note 8)	14,825,117	14,410,019
GOODWILL (Note 8)	10,999,696	7,010,875
DEFERRED OFFERING COSTS (Note 9)	400,252	-
FUTURE INCOME TAX ASSETS (Note 17)	658,417	-
CURRICULUM DEVELOPMENT COSTS AND OTHER ASSETS	-	202,724

	$54,969,338	$47,521,692

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$5,007,187	$5,384,767
Income taxes payable	522,921	481,352
Deferred educational revenue	17,836,047	15,010,112
Capital lease obligations current portion (Note 7)	118,098	98,231
Current portion of long-term debt (Note 11)	2,757,164	182,112
Due to related parties (Note 23)	118,303	418,304

	26,359,720	21,574,878

FUTURE INCOME TAX LIABILITIES (Note 17)	-	1,741,607

CAPITAL LEASE OBLIGATIONS (Note 7)	222,810	291,220

LONG-TERM DEBT (Note 11)	36,724	44,327

	26,619,254	23,652,032

NON-CONTROLLING INTERESTS	1,327,126	1,198,606

SHAREHOLDERS EQUITY

SHARE CAPITAL (Note 12)	47,709,836	44,350,606

CONTRIBUTED SURPLUS (Note 13)	5,200,036	4,944,877

WARRANTS (Note 12)	63,000	648,600

TREASURY SHARES HELD (Note 14)	(3,273,790)	(4,325,491)

ACCUMULATED OTHER COMPREHENSIVE LOSS	(471,573)	(440,725)

DEFICIT	(22,204,551)	(22,506,813)

	27,022,958	22,671,054

	$54,969,338	$47,521,692

COMMITMENTS AND CONTINGENCIES (Note 18)
SUBSEQUENT EVENTS (Note 26)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

REVENUES
Educational	$54,388,128	$43,236,630	$29,068,625
Design and advertising	1,566,724	1,314,328	1,961,205
Consulting	-	-	131,449

	55,954,852	44,550,958	31,161,279

DIRECT COSTS
Educational	19,967,244	15,595,946	10,943,776
Design and advertising	703,058	638,402	1,124,013

	20,670,302	16,234,348	12,067,789

OTHER EXPENSES
General and administrative (Note 21)	31,899,806	25,513,613	19,301,660
Amortization of property, equipment and intangible assets	1,537,277	1,636,761	1,861,175
Stock-based compensation	232,626	581,098	1,462,856

	33,669,709	27,731,472	22,625,691

	1,614,841	585,138	(3,532,201)

INTEREST AND OTHER INCOME	207,625	72,255	206,048
FOREIGN EXCHANGE (LOSS) GAIN	(96,677)	162,537	67,651
LOSS ON DISPOSAL OF ASSETS	(174,516)	-	(5,599)
GAIN (LOSS) ON MARKETABLE SECURITIES	-	-	(11,906)
INTEREST ON LONG-TERM DEBT	(92,346)	(41,579)	(172,460)
INTEREST COSTS ON LONG-TERM DEBT (Note 11)	-	-	(1,968,882)
IMPAIRMENT IN VALUE OF MARKETABLE SECURITIES (Note 5)	(127,229)	-	(1,364,246)
IMPAIRMENT IN VALUE OF INTANGIBLE ASSETS (Note 8)	(2,000,000)	-	-
DILUTION GAIN ON SUBSIDIARY SHARE ISSUANCES (Note 3(e))	-	-	2,192,524
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 9)	(200,000)	-	-
RESTRUCTURING AND INTEGRATION COSTS (Note 16)	(544,500)	-	-

INCOME (LOSS) BEFORE INCOME TAXES	(1,412,802)	778,351	(4,589,071)

INCOME TAX RECOVERY (PROVISION) (Note 17)
Current income tax provision	(34,969)	(116,415)	(321,705)
Future income tax recovery (provision)	2,400,024	(168,826)	(29,747)

	2,365,055	(285,241)	(351,452)

INCOME (LOSS) AFTER INCOME TAXES	952,253	493,110	(4,940,523)

NON-CONTROLLING INTERESTS	(369,883)	(477,103)	(109,155)

NET INCOME (LOSS)	$582,370	$16,007	$(5,049,678)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE	$0.01	$0.00	$(0.09)

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$582,370	$16,007	$(5,049,678)
Other comprehensive loss
Realized, unrealized and market adjustments	(70,422)	(43,827)	59,765
Reclassification of losses to earnings	39,574	-	-

Comprehensive income (loss)	$551,522	$(27,820)	$(4,989,913)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	65,676,811	61,258,923	57,673,648
Diluted	66,017,145	61,292,967	57,673,648

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year	$(440,725)	$(396,898)	$(250,497)
Amounts realized in connection with dilution gain	-	-	(80,075)
Unrealized translation adjustments	(70,422)	(4,253)	170,185
Decrease in fair value of available-for-sale financial assets	-	(39,574)	-
Decrease in fair value of marketable securities	-	-	(236,511)
Reclassification of losses on available-for-sale financial assets
to earnings	39,574	-	-

Balance, end of year	$(471,573)	$(440,725)	$(396,898)

ENDING BALANCE OF ACCUMULATED OTHER COMPREHENSIVE LOSS IS COMPRISED OF:

Unrealized translation adjustments	$(471,573)	$(401,151)	$(396,898)
Unrealized marketable securities gains	-	-	-
Change in fair value of available-for-sale financial assets	-	(39,574)	-

Balance, end of year	$(471,573)	$(440,725)	$(396,898)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

DEFICIT, BEGINNING OF YEAR	$(22,506,813)	$(21,874,220)	$(16,824,542)

NET INCOME (LOSS)	582,370	16,007	(5,049,678)

EXCESS OF COST OF REDEMPTION OVER PROCEEDS ON SALE OF TREASURY SHARES (Note 14)	(280,108)	-	-

CHARGES ON SHARE PURCHASE WARRANT EXTENSION
(Note 12)	-	(648,600)	-

DEFICIT, END OF YEAR	$(22,204,551)	$(22,506,813)	$(21,874,220)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss)	$582,370	$16,007	$(5,049,678)
Adjusted for items not involving cash:
- loss from sale of marketable securities	-	-	11,906
- amortization of deferred consulting revenue	-	-	(131,449)
- amortization of property, equipment and intangible assets	1,537,277	1,636,761	1,861,175
- accrued and unearned interest	-	-	(52,511)
- stock-based compensation	232,626	581,098	1,462,856
- interest costs on debt settlement	-	-	1,968,882
- unrealized foreign exchange loss	-	-	(147,465)
- amortization of deferred curriculum costs	295,903	41,816	(5,194)
- dilution gain on subsidiary share issuances	-	-	(2,192,524)
- future income tax provision (recovery)	(2,400,024)	168,826	29,747
- loss on disposal of assets	174,516	-	-
- impairment of marketable securities	127,229	-	1,364,246
- impairment of intangible assets	2,000,000	-	-
- write-off of deferred offering costs	200,000	-	-
- non-controlling interests	369,883	477,103	109,155
Net changes in non-cash working capital items (Note 22)	(1,091,831)	(591,716)	(717,687)
NET CASH FROM OPERATING ACTIVITIES	2,027,949	2,329,895	(1,488,541)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(672,645)	(753,097)	(763,650)
Acquisition of net assets of business entities, net of cash acquired	(4,973,148)	(675,434)	(7,786,154)
Curriculum development costs	(106,454)	(138,543)	(4,679)
Disposal of controlling interest in AIMI, net of cash received (Note 3(b))	-	(401,980)	-
Net cash from (used in) marketable securities transactions	-	-	15,369
Acquisition of CIBT shares from NCI	-	-	-
Funds from promissory note payment	-	-	-
NET CASH FROM USED IN INVESTING ACTIVITIES	(5,752,247)	(1,969,054)	(8,539,114)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issue costs	3,297,430	-	8,641,943
Proceeds from shares issued to non-controlling interests in AIMI	-	-	122,207
Treasury share transactions	(29,674)	(377,031)	(2,751,369)
Advances to related parties	19	(82,919)	283,699
Non-controlling interest draws	(217,434)	(60,000)	(60,000)
Lease obligation repayments	(85,190)	(56,939)	(92,236)
Loan principal repayments	(432,551)	(366,990)	(181,571)
Loan proceeds received by CIBT	-	-	-
Loan principal advances	3,000,000	-	-
Deferred finance fees	-	-	-
Deferred offering costs	(538,891)	-	-
NET CASH FROM (USED IN) FINANCING ACTIVITIES	4,993,709	(943,879)	5,962,673

FOREIGN EXCHANGE EFFECTS ON CASH	(94,704)	(12,571)	430,726
NET INCREASE (DECREASE) IN CASH	1,174,707	(595,609)	(3,634,256)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,337,128	10,932,737	14,566,993

CASH AND CASH EQUIVALENTS, END OF YEAR	$11,511,835	$10,337,128	$10,932,737
CASH AND CASH EQUIVALENTS:
Cash in bank	$10,893,807	$9,587,586	$10,932,737
Term deposits	618,028	749,542	-
	$11,511,835	$10,337,128	$10,932,737
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$71,937	$49,237	$221,180
Income taxes paid	$8,139	$31,198	$183,214

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the Company) is an educational, investment, and marketing organization headquartered in Vancouver, British Columbia, Canada.  The Companys current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (CIBT), Sprott-Shaw Degree College Corp. (SSDC), KGIC Language College Corp. (KGIC) (refer to Note 3(a)), and IRIX Design Group Inc. (IRIX).  The Companys education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  CIBTs educational operations are based in Asia, and SSDCs and KGICs educational operations are based in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

On June 26, 2008, the Company changed its fiscal year end from June 30th to August 31st to coincide with the year end of SSDC, the Company's major subsidiary, and to coincide with the fiscal year end date commonly used in the education industry.

Effective September 1, 2008, the Company changed its reporting currency from United States dollars to Canadian dollars.  The Companys functional currency is the Canadian dollar.  All dollar amounts in these financial statements are expressed in Canadian dollars unless otherwise stated.  Refer to Note 2 (foreign currency translation).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (US GAAP) as described in Note 26.

Comparative figures
Certain of the comparative figures, being accounts receivable, prepaid expenses, due to and due from related parties, general and administrative expenses, and foreign exchange gain (loss), have been reclassified to conform to the current years presentation.

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

Principles of consolidation
The consolidated financial statements include the financial statements of the Company, all its majority-owned subsidiaries and the variable interest entity in which the Company is deemed to be the primary beneficiary.  All significant intercompany transactions and balances have been eliminated on consolidation.  Through August 31, 2008, the Company consolidated the accounts of Asia Interactive Media Inc., a variable interest entity in which the Company was deemed to be the primary beneficiary.  During the year ended August 31, 2009, the Company recorded the disposal of this variable interest entity (refer to Note 3 (b)).

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB.  The functional currency of the parent company and other entities in Canada is the Canadian dollar and the Companys reporting currency is the Canadian dollar.  The Companys integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in net income (loss) for the period.  The Companys self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss).  An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

The Company follows the temporal method of accounting for the translation of foreign currency transactions into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur.  Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period.

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

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (NextMart), whose common shares are traded in the public equity markets.  For all periods presented, the Companys interest in NextMart does not represent a position of control or significant influence.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Property and equipment
Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of assets as follows: Leasehold improvements - straight-line over the lesser of 5 years and remaining lease term; Furniture and equipment - 20% declining balance; Computer equipment - 20% declining balance.  The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount.  Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

Deferred offering costs
The Company capitalizes direct costs incurred in connection with proposed private debt financings and public equity market financings.  Offering costs in connection with private debt financings are offset against the proceeds of the financing and amortized using the effective interest method.  Offering costs in connection with public equity market financings are offset against the proceeds of the financing and share capital is recorded net of offering costs.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
The Companys finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.  Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances.  An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.  Finite life intangible assets, which include curriculum access contracts, acquired curriculum, internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives.  Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Companys reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (negative goodwill), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is recognized as an impairment loss in the period.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight-line basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  SSDC and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured.  Tuition fees paid in advance of course offerings are recorded as deferred revenue and recognized in revenue when earned.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Stock-based compensation
The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Companys stock option plan.  When stock options are issued the Company records the estimated fair value of the stock-based compensation awards as an expense over the requisite service period with a corresponding credit to contributed surplus.  Fair values have been determined using the Black-Scholes option pricing model.

Income taxes
The Company follows the liability method of tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the more likely than not realization of future income tax reductions.

Earnings per share
The Company follows the treasury stock method for determining diluted earnings per share.  This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period.  Anti-dilutive stock options and share purchase warrants are not considered in computing diluted earnings per share.  Basic earnings per share figures have been calculated by dividing net income by the weighted monthly average number of shares outstanding during the respective periods.

Comprehensive Income
Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes holding gains and losses on available-for-sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to translation of self-sustaining foreign operations and translation from functional currency to reporting currency.

Financial Instruments
The following is a summary of the classes of financial instruments included in the Companys consolidated balance sheet as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Held-for-trading	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in fair value for held-for-trading financial instruments are recognized in net income (loss) for the period.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:

●	For financial assets or liabilities classified as held for trading, all transaction costs are immediately charge to operations.

●
For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification. Subsequently, amounts are subject to either effective interest amortization or fair market value adjustments.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests share in the carrying values and operations of the subsidiaries and divisions.  As of August 31, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Treasury shares
Shares are issued from treasury when stock options are exercised, share purchase warrants are exercised, shares are issued in connection with a private placement, and when shares are issued on conversion of debt.  The Company does not anticipate repurchasing issued shares in the next annual period.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Adoption of new accounting standards

On September 1, 2009, the Company adopted the changes made by the CICA to Handbook Section 3862 Financial Instruments Disclosures whereby an entity is required to classify and disclose the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy shall have the following levels:

●	Level 1 - Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2 - Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (ie. as prices) or indirectly (ie. derived from prices); and

●	Level 3 - Valuation techniques using inputs for the asset or liability that are not based on observable market data (ie. unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.  The required disclosures are included in Note 15.

On September 1, 2009, the Company adopted the requirements of CICA Handbook Section 3064 Goodwill and Intangible Assets.  The new standard provides guidance on when expenditures qualify for recognition as intangible assets.  The adoption of this standard did not have a significant impact on the financial statements.

Future accounting standards

In December 2008, the CICA issued three new accounting standards:

(a)	Handbook Section 1582 Business Combinations
(b)	Handbook Section 1601 Consolidated Financial Statements
(c)	Handbook Section 1602 Non-Controlling interest

These three new accounting standards replaced Section 1581 Business Combinations and Section 1600 Consolidated Financial Statements.  CICA Handbook Section 1582 provides the Canadian equivalent to IFRS 3 Business Combinations and CICA Handbook Sections 1601 and 1602 provide the Canadian equivalent to IAS 27 Consolidated and Separate Financial Statements. CICA Handbook Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602.  Section 1602 establishes standards for accounting for a non-controlling interest and will require the non-controlling interest to be presented as part of shareholders equity on the balance sheet.  In addition, the net earnings will include 100% of the subsidiarys results and will be allocated between the controlling interest and the non-controlling interest.  These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the impact these standards will have on the Companys financial position and results of operations upon adoption.

In December 2009, the CICA issued Emerging Issues Committee Abstract (EIC) 175 Multiple Deliverable Revenue Arrangements, replacing EIC 142 Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) exclude from the application of the updated guidance those arrangements that would be accounted for in accordance with ASC 985-605 (formerly Financial Accounting Standards Board Statement of Position 97-2) Software Revenue Recognition, as amended by Accounting Standards Update 2009-14; (2) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (3) require in situations where a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (4) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (5) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  The Company is in the process of evaluating the impact this standard will have on the Companys financial position and results of operations upon adoption.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 - ACQUISITIONS AND DISPOSALS

a)   KGIC Language College Corp.

On March 15, 2010, the Company, through its newly incorporated wholly-owned subsidiary KGIC Language College Corp. (KGIC), completed the acquisition of KGIC Education Group Inc.  The Company acquired, through KGIC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the KGIC group of schools (the KGIC Assets).  The KGIC Assets will enable the Company to continue to operate the newly acquired business (the KGIC Business) which consists of English language training schools.  KGICs existing management team will continue to operate KGIC under an executive management contract.  KGIC operates private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As consideration, the initial estimated purchase price of $4,300,000 was paid by the Company to the selling parties.  In addition, the Company incurred transaction costs of $279,062.  As required under the terms of the agreement, the Company paid an additional $700,000 into escrow in anticipation of purchase price adjustments resulting from the finalization of certain working capital and other conditions.  During August 2010, the parties agreed to the final working capital adjustment of $482,503 reducing the estimated purchase price payable to the vendors to $4,517,497.  In addition to the initial payment above, $650,000 was paid to the vendors out of the escrow amount leaving $50,000 of purchase price payable as of August 31, 2010.

The amounts held in escrow (being $50,000 as of August 31, 2010) are to be released from escrow no more than 12 months after the closing date (March 15, 2010), subject to:

(a)	the satisfaction of certain conditions; and

(b)	adjustments based on the final determination of the working capital acquired at the time of closing.

Subsequent to August 31, 2010, the parties further amended the purchase consideration whereby $700,000 of purchase price was repaid by the selling parties to the Company.  This amount has been recorded as accounts receivable as at August 31, 2010 and reflected in the purchase price allocation below as a reduction to the purchase price.

The Company has agreed to pay a maximum of $3,917,810 of further consideration which will be paid and recognized upon the achievement of the following net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Companys shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 - ACQUISITIONS AND DISPOSALS (cont'd)

a)   KGIC Language College Corp. (cont'd)

The acquisition of KGIC has been accounted for as a business combination using the purchase method with the preliminary fair value of the assets acquired and liabilities assumed on the acquisition date being as follows:

Fair Value of Assets Acquired

Cash	$19,744
Accounts receivable	809,750
Inventory	110,620
Prepaids and other current assets	258,872
Property and equipment	352,089
Intangible assets subject to amortization
Curriculum	860,000
Software	370,000
Intangible assets not subject to amortization
Accreditations and registrations	200,000
Brand and trade names	1,410,000
Goodwill	3,542,488
Accounts payable and accrued liabilities	(361,562)
Deferred revenue	(3,475,442)

Net assets acquired equal to purchase price	$4,096,559

Purchase price comprised of:
Cash	$3,817,497
Acquisition costs	279,062

Total purchase price	$4,096,559

The goodwill has been allocated to the KGIC business segment.  In connection with the balance of goodwill acquired, a total of $160,000 will be deductible for tax purposes.  The purchase price allocation for this acquisition is preliminary and will be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values and costs made at the date of purchase.  The operating results of the KGIC Business, from March 16, 2010 to August 31, 2010 are included in these consolidated financial statements.

b)   Asia Interactive Media Inc.

On February 9, 2007, the Company loaned to Asia Interactive Media Inc. (AIMI), a US reporting company, US$150,000 in exchange for an 8% convertible promissory note due February 9, 2009.  At any time before February 9, 2009, the Company had the right to convert all or a portion of the loan principal amount of the promissory note into common shares of AIMI at a conversion price of US$0.01 per share.  As at February 9, 2007, AIMI had 5,000,000 common shares outstanding and the Companys loan can be converted into 15,000,000 common shares of AIMI, representing a then 75% interest.  On September 29, 2008, AIMI repaid the US$150,000 loan plus accrued interest of US$19,233 to the Company.  In addition, members of the Companys management team and Board of Directors resigned from AIMIs Board of Directors on September 29, 2008.  Accordingly, effective September 29, 2008, the Company ceased to consolidate AIMI.

c)   Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the SSCC Assets).

During the year ended August 31, 2010 SSDC EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $386,333 which has been accrued and recorded as an accrued liability as at August 31, 2010 resulting in a corresponding increase in the original amount of goodwill attributed to the business combination.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 - ACQUISITIONS AND DISPOSALS (cont'd)

c)   Sprott-Shaw Degree College Corp. (cont'd)

During the year ended August 31, 2009 SSDC EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $886,333 which was paid during the year ended August 31, 2010 and resulted in a corresponding increase in the original amount of goodwill attributed to the business combination. In addition the vendors agreed to further adjustments to the purchase price and the final amount to be paid out of escrow subsequent to November 30, 2008 which resulted in a reduction of the purchase price of $210,899 which resulted in a corresponding reduction in the original amount of goodwill attributed to the business combination.

d)   Concordia Career College / Modus International Language Institute

On September 4, 2008, the Company acquired the primary assets and liabilities used in the operation of Concordia Career College and Modus International Language Institute (collectively Concordia Group and the Concordia Group Assets).  The operations of the Concordia Group have been integrated with SSDCs operations in Canada.  As consideration the Company agreed to pay a maximum of $150,000 to the vendors within 18 months after the close of the transaction if certain gross revenue and net profit targets were met by the Concordia Group within the 18 month period ending March 4, 2010.

During the year ended August 31, 2010 the Company came to an agreement with the vendors and paid a total of $60,000 of purchase consideration resulting in a corresponding increase in goodwill.

e)   CIBT School of Business & Technology Corp.

CIBT was incorporated on February 9, 1994 and is in the business of developing and operating academic, technical and career training schools in China.  The results of CIBT include the accounts of CIBT and its wholly-owned subsidiaries, CIBT School of Business, a company incorporated in Beijing, China, CIBT (HK) Limited, a company incorporated in Hong Kong on October 1, 1997, formed solely for the purpose of conducting the Companys financial transactions in China, and its 60% interest in Weifang University Beihai College (Beihai College) as described below.

In March 2007, the Company completed a restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11.  The result was an increase in the Companys ownership in CIBT from 76.1% to 99.8% which was accomplished through the following series of transactions:

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 - ACQUISITIONS AND DISPOSALS (cont'd)

e)   CIBT School of Business & Technology Corp. (cont'd)

The increase of the Companys ownership in CIBT from 76.1% to 99.8% (an increase of 23.7%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Companys 23.7% increase in the ownership of CIBT are as follows:

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

During the twelve month period ended August 31, 2008, the Company underwent additional restructuring of the ownership of CIBT in accordance with the terms of the CIBT US$5 million debenture and warrant financing as described in Note 11.  Effective December 10 2007, Shane Corporation SARL (Shane), completed the exercise of its share purchase warrants for 5,361,667 common shares of CIBT reducing the Companys ownership in CIBT to 78.1%.  On December 10, 2007, the Company acquired these newly issued shares of CIBT from Shane through the issuance of 10,000,000 of the Companys common shares.  Shane decided to exercise the CIBT warrants without a prior agreement by the Company to purchase these warrant shares back.  The result of this second transaction was an increase in the Companys ownership in CIBT from 78.1% to 99.9%.

These transactions are summarized as follows:

(a)
CIBT issued 5,361,667 of its common shares on the exercise of 5,361,667 warrants for total proceeds of US$5,000,000.  The decrease in the Companys ownership percentage resulted in a gain on dilution of $2,192,524 being recorded during the three month period ended December 31, 2007;

(b)
The Company acquired these newly issued CIBT shares in exchange for 10,000,000 of the Companys common shares, which were measured at $5,443,800 being the fair value of the net assets acquired.  The fair value of the net assets acquired was determined to be more reliably measurable than the fair value of the shares issued.

The dilution gain of $2,192,524 resulted from the excess of the portion of the proceeds received on issuance of the shares by CIBT attributable to the Company over the net book value of the Companys proportionate interest diluted in CIBT.  The issue of shares by CIBT increased the proportionate interest of the non-controlling interest shareholders and decreased the proportionate interest of the Company.

In the event that the Companys common shares remain listed on the TSX Venture Exchange or the NYSE Alternext US (previously named as the American Stock Exchange), and the daily reported market price per share of the Companys common shares is equal to or greater than $3.00 per share for nine consecutive months during the two calendar year period beginning on the original date of issuance of the Companys common shares, then Shane will forfeit to the Company for no consideration a total of 966,667 common shares of the Company.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 3 - SUBSIDIARIES (cont'd)

e)   CIBT School of Business & Technology Corp. (cont'd)

Theincrease of the Companys ownership in CIBT from 78.1% to 99.9% in transaction (b) above (an increase of 21.8%) has been accounted for using the purchase method.  The proportionate fair value of the assets acquired and liabilities assumed as a result of the Companys 21.8% increase in the ownership of CIBT are as follows:

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

Establishment of Beihai College
By agreement dated August 11, 2004 (the Weifang Agreement), CIBT established a business venture and received a 60% interest in Beihai College from Weifang University (Weifang) in consideration for a funding commitment to Beihai College of $714,286 (5,000,000 RMB) of which $357,143 (2,500,000 RMB) was paid on closing and the balance of $357,143 (2,500,000 RMB) was paid during 2005.  Beihai College is a Peoples Republic of China (PRC) government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred definite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).  The Company has recorded definite life intangibles assets subject to amortization on a straight-line basis over seven years (15 years commencing in 2006).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  Refer to Note 23.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Trade receivables	$10,759,227	$8,973,565
Less: allowance for bad debts	(451,691)	(428,835)
KGIC purchase price adjustment receivable	700,000	-
Other	216,358	244,243

	$11,223,894	$8,788,973

NOTE 5 - MARKETABLE SECURITIES

At August 31, 2009, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (NextMart).  The investment in NextMart for the period from September 18, 2005 to June 30, 2007 has been recorded as marketable securities at the lower of cost and market value with realized gains and losses being included in the determination of net income (loss) for the period.

Effective July 1, 2007, the Company adopted the provisions of CICA Handbook Section 3855, Financial Instruments Recognition and Measurement, whereby the Companys investment in NextMart commenced being recorded at market value.  On adoption of Section 3855, the Company classified its investment in NextMart as available for sale, whereby realized gains and losses are included in the determination of net income (loss) for the period and unrealized holding gains and losses are charged to other comprehensive income (loss) and included in the determination of comprehensive income (loss) for the period.  During the two month period ended August 31, 2007, the Company recorded an unrealized loss into other comprehensive income of $420,732 resulting from the adoption of Section 3855.  As at August 31, 2008, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $1,364,246.

During the year ended August 31, 2009, the Company recorded a mark to market adjustment in the Canadian dollar equivalent carrying value of the investment in NextMart totaling $39,574 which was recorded as a charge to other comprehensive income.

At August 31, 2010, marketable securities consist of 5,862,824 common shares representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (NextMart).  As at August 31, 2010, the Company recorded a loss in connection with the impairment of the carrying value of the shares available for sale of $127,229 which includes the reclassification of $39,574 of unrealized losses from accumulated other comprehensive loss into earnings.  The components of the Companys investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2010		August 31, 2009

	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Available-for-sale securities	5,862,824	$60,000	5,862,824	$147,655

	5,862,824	$60,000	5,862,824	$147,655

Market price	US$0.01 per share		US$0.02 per share

NOTE 6 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Prepaid expenses and deposits	$1,087,743	$1,875,936
Tuition fees held by Far Eastern University	109,343	159,851
Cash held in trust by lawyer	-	228,000

	$1,197,086	$2,263,787

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Furniture and equipment	$3,725,295	$3,753,930
Leasehold improvements	2,805,483	2,593,965
Equipment under capital lease	524,524	548,287

	7,055,302	6,896,182

Accumulated amortization - furniture and equipment	(1,795,625)	(1,858,534)
Accumulated amortization - leasehold improvements	(1,634,967)	(1,132,401)
Accumulated amortization - equipment under capital lease	(205,857)	(166,435)

	(3,636,449)	(3,157,370)

	$3,418,853	$3,738,812

During the fiscal year ended August 31, 2010, the Company recorded amortization of property and equipment totalling $1,131,255 (2009 $1,076,219).

IRIX acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between January 12, 2011 and December 1, 2013.  The equipment is amortized as follows: $109,431 on a straight-line basis over 60 months to a residual buy out amount of $33,539, and $21,300 using a declining balance rate of 20% to a residual buy out amount of $2.  Included in amortization expense for the current period is $18,246 (2009 $19,012) relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2010 is $78,599 (2009 $60,353) relating to equipment under capital leases.

SSDC acquired certain of its equipment by way of capital leases.  These leases have expiry dates ending between April 30, 2012 and May 1, 2014.  The equipment is amortized as follows: $417,556 using a declining balance rate of 20% to a residual buy out amount ranging from $1,500 to estimated fair market value of the equipment at the end of the lease.  Included in amortization expense for the current period is $72,540 (2009 $58,131) relating to equipment under capital leases.  Included in accumulated amortization as at August 31, 2010 is $127,258 (2009 $106,082) relating to equipment under capital leases.

The future minimum payments required in connection with the capital leases are as follows:

For the years ending August 31,	2011	$147,257
	2012	108,924
	2013	79,391
	2014	74,126

		409,698
Less: amount representing interest		(68,790)

		340,908
Less: current portion		(118,098)

		$222,810

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 8 - INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill are as follows:

	August 31, 2010
		Accumulated	Carrying
Amounts	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the current year	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current year			1,610,000
Impairments during the current year			(2,000,000)

Ending balance			$11,534,340

Total intangible assets			$14,825,117

Goodwill

Beginning balance			$7,010,875

Additions during the current year			3,988,821

Ending balance			$10,999,696

	August 31, 2009
		Accumulated	Carrying
Amounts	Cost	Amortization	Value

Intangible assets subject to amortization

Beginning balance	$4,264,064	$(1,221,027)	$3,043,037

Additions during the current year	-	(560,542)	(560,542)
Foreign exchange adjustments	59,524	(56,340)	3,184

Ending balance	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Beginning balance			$11,924,340

Additions during the current year			-

Ending balance			$11,924,340

Total intangible assets			$14,410,019

Goodwill

Beginning balance			$6,335,441

Additions during the current year			675,434

Ending balance			$7,010,875

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 8 - INTANGIBLE ASSETS AND GOODWILL (cont'd)

	August 31, 2010
		Accumulated	Carrying
Amounts	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts curriculum access	$348,333	$(203,813)	$144,520
Internally developed curriculum acquired	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	2,268,714	(1,633,657)	635,057

	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets not subject to amortization

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,825,117

	August 31, 2009
		Accumulated	Carrying
Amounts	Cost	Amortization	Value

Intangible assets subject to amortization

Agreements and contracts curriculum access	$348,333	$(126,338)	$221,995
Internally developed curriculum acquired	2,052,000	(228,000)	1,824,000
Foreign university cooperative agreements and others	1,923,255	(1,483,571)	439,684

	$4,323,588	$(1,837,909)	$2,485,679

Intangible assets not subject to amortization

Accreditations and registrations			$2,506,000
Brand and trade names			3,476,000
Chinese university agreements and contracts			5,942,340

			$11,924,340

Total intangible assets			$14,410,019

As at August 31, 2010, the Company recorded an impairment charge totalling $2,000,000 to the carrying value of intangible assets not subject to amortization as a result of declining revenues and income stemming from the Companys business operations in Beijing, China.  The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis.  The $2,000,000 impairment charge affected the carrying amount of the intangibles relating to the Beijing University agreement, which forms part of the Chinese university agreements and contracts asset category under intangible assets not subject to amortization.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 9 - DEFERRED OFFERING COSTS

In connection with the Companys planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company plans to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company has expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2010 and 2009:

	August 31, 2010	August 31, 2009

Trade accounts payable	$2,704,039	$2,346,716
Payroll and related liabilities	1,579,398	1,164,802
Purchase price payable	436,333	886,333
Tuition fees and grants payable	74,017	804,380
Others	213,400	182,536

	$5,007,187	$5,384,767

NOTE 11 - LONG-TERM DEBT

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 11 - LONG-TERM DEBT (cont'd)

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

Carrying value at issuance	US$	2,870,596
Accretion of fair value interest and accrued finance costs		162,309

Balance at June 30, 2007		3,032,905
Accretion of fair value interest and accrued finance costs		437,212
Interest payments		(280,096)

Balance at December 10, 2007 before repayment		3,190,021
Interest costs on debt settlement		1,809,979

		5,000,000
Less: repayment		(5,000,000)

Balance at August 31, 2008 and 2009	US$	-

The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,750,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	39,013

Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	4,875

2,793,888
Less: current portion	(2,757,164)

Balance at August 31, 2010	$36,724

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2010, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:

●	first priority security interest in the assets of SSDC
●	assignment of fire and perils insurance on the property of SSDC
●	guarantee from KGIC on the bank indebtedness of SSDC
●	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDCs financial statements, of the demand term instalment loan are as follows:

●	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time
●	the adjusted current ratio is not less than 1.75 to 1.0 at any time
●	the adjusted fixed charge coverage ratio is not less than 1.2 to 1.0 at any time

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility.  As at August 31, 2010, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 11 - LONG-TERM DEBT (cont'd)

Although the demand term instalment loan may be called for payment on demand, principal repayments due over the next five years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2011	$557,164
	2012	602,492
	2013	602,712
	2014	631,520
	2015	400,000

		$2,793,888

NOTE 12 - SHARE CAPITAL

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2007	47,852,255	$30,216,538

- for cash by exercise of options at $0.30 per share	330,000	99,000
- for cash by exercise of options at $0.50 per share	145,000	72,500
- for cash by exercise of options at $0.58 per share	100,000	58,000
- for cash by exercise of options at $1.53 per share	50,000	76,500
- for cash by exercise of warrants at $.58 per share	1,559,092	904,273
- for cash by exercise of warrants at $.75 per share	25,100	18,825
- for cash by exercise of warrants at $.80 per share	33,333	26,666
- for private placement at $1.90 per share	4,008,489	7,616,129
- fees and commissions for private placement	-	(229,950)
- for acquisition of CIBT common shares (Note 3(e))	10,000,000	5,443,800
- fair value of agents warrants for private placement	-	(153,675)
- contributed surplus reallocated on exercise of stock options	-	202,000
- trustee shares for un-exchanged shares	28	-

Balance at August 31, 2008 and 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agents warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	$47,709,836

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units $2,999,999) and non-brokered private placement (1,164,500 units $2,212,550) for a total of 2,743,447 units at $1.90 per unit for total proceeds of $5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid $210,000 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of $5,002,549 to the common shares and $NIL to investor warrants.  In addition, the Company paid a further commission of 236,842 agents warrants with an estimated fair value of $135,000 with each agents warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 - SHARE CAPITAL (cont'd)

On January 7, 2008, the Company completed a private placement of 1,265,042 units at $1.90 per unit for total proceeds of $2,403,580.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of $2.25 per share for a period of two years from the date of issuance.  The Company paid $19,950 in fees and commissions.  The Company applied the residual approach and allocated the total proceeds of $2,383,630 to the common shares and $NIL to investor warrants.  In addition, the Company paid a further commission of 22,500 agents warrants with an estimated fair value of $18,675 with each agents warrant entitling the agent to purchase one common share of the Company at a price of $1.90 per share in the first year and at a price of $2.25 per share in the second year.

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share.  The financing was undertaken with several purchasers, including institutional investors, in two tranches.  Finders fees were payable in connection with a portion of the financing.  On November 4, 2009, the Company closed the first tranche of the non-brokered private placement.  Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share.  The Company incurred a finders fee consisting of a cash commission of $105,000 and finders warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing.  On November 24, 2009, the Company closed the second tranche of the non-brokered private placement.  Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share.  The Company incurred a finders fee consisting of a cash commission of $101,270 under the second tranche closing.  Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

The fair value of the finders warrants at the issue date was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of one year; risk-free interest rate of 0.57%; expected dividend yield of 0% and an expected volatility of 82.9%.

Share purchase warrants
The Company has 210,000 share purchase warrants outstanding exercisable at a price of $0.70 per share exercisable to November 3, 2010.  These share purchase warrants expired unexercised on November 3, 2010.

The Companys share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2007	4,774,322	0.73	1.34 years

- warrants issued	2,263,587	2.21
- warrants exercised	(1,617,524)	0.59

Balance, August 31, 2008	5,420,385	1.39	0.80 years

- warrants expired	(208,466)	0.75

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.62

Balance, August 31, 2010	210,000	0.70	0.18 years

Details of warrants outstanding and exercisable as at August 31, 2010 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

210,000	$0.70	November 3, 2010	0.18 years

210,000
	The share purchase warrants expired unexercised on November 3, 2010

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 - SHARE CAPITAL (cont'd)

During the year ended August 31, 2009, the Company extended the term of certain warrants originally set to expire February 13, 2009 by one year.  The fair value of this warrant extension was estimated to be $648,600.  The Company originally accounted for the estimated fair value of these investor warrants using the residual approach which resulted in the related private placement unit proceeds were allocated entirely to the common shares.  The fair value of this warrant extension was determined to be a cost of equity and was recorded as warrants in shareholders equity with a corresponding charge to deficit.

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 3,965,000 shares at prices ranging from $0.51 per share to $2.00 per share exercisable for periods ending from February 19, 2011 to August 8, 2013.

The Company has in place a rolling stock option plan (the Plan) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:

●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Companys common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

The Companys stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2007	4,190,000	0.91	3.40 years

- options granted during the year	970,000	1.92
- options expired during the year	(625,000)	0.49

Balance, August 31, 2008	4,535,000	1.18	2.57 years

- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the year	130,000	0.72
- options expired during the year	(25,000)	0.50
- options exercised during the year	(390,000)	0.50

Balance, August 31, 2010	3,965,000	1.22	1.10 years

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 12 - SHARE CAPITAL (cont'd)

Details of options outstanding as at August 31, 2010 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

1,325,000	$0.58	February 19, 2011	0.47 years
100,000	$1.70	March 19, 2011	0.55 years
750,000	$2.00	March 19, 2011	0.55 years
210,000	$0.51	January 21, 2012	1.39 years
1,450,000	$1.53	June 21, 2012	1.81 years
80,000	$0.80	May 2, 2013	2.67 years
50,000	$0.60	August 8, 2013	2.94 years
3,965,000	$1.22 Average Price

The entire 3,965,000 options outstanding were exercisable as at August 31, 2010.

Stock-based compensation

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

On May 3, 2010, 80,000 stock options were granted to employees, officers and directors of the Company at a price of $0.80 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $32,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 2.39%; expected dividend yield of 0% and an expected volatility of 75.5%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  On August 9, 2010, 50,000 stock options were granted to employees, officers and directors of the Company at a price of $0.60 per share, vested and exercisable immediately.  The fair value of these options at the date of grant totalling $15,000 was estimated using the Black-Scholes option pricing model with the following assumptions: expected life of three years; risk-free interest rate of 1.65%; expected dividend yield of 0% and an expected volatility of 75.1%.  The estimated fair value of options granted to employees, officers and directors is recorded on the grant date.  The weighted average fair value price of the stock options on the date of grant is $0.36 per share.

The stock-based compensation expenses are summarized as follows:

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

2006 stock option grant	$51,397	$63,989	$264,801
2007 stock option grant	-	221,666	959,727
2008 stock option grant	134,229	242,943	238,328
2009 stock option grant	-	52,500	-
2010 stock option grant	47,000	-	-
	$232,626	$581,098	$1,462,856

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 13 - CONTRIBUTED SURPLUS

Details of changes in the Companys contributed surplus balance are as follows:

Balance, August 31, 2007	$2,949,248

Stock based compensation on vesting of stock options	1,462,856
Fair value of agents warrants for private placement	153,675
Allocated to share capital on exercise of options	(202,000)

Balance, August 31, 2008	4,363,779

Stock compensation on vesting of stock options	581,098

Balance, August 31, 2009	4,944,877

Reverse fair value of agents warrants for private placement expired	648,600
Stock compensation on vesting of stock options	232,626
Allocated to share capital on exercise of options	(124,800)
Deficit from sale of treasury shares (Note 14)	(501,267)

Balance, August 31, 2010	$5,200,036

NOTE 14 - TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.  As at August 31, 2010, 2,399,024 common shares with an accumulated cost of $3,273,790 have been recorded as treasury shares held.  On October 9, 2008, the Company renewed its TSX normal course issuer bid allowing for the repurchase of a total of one million common shares of the Company.  The TSX normal course issuer bid expired on October 8, 2009.

By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Companys normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO.  These treasury shares had an average cost to the Company of approximately $1.37 per share.  The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the year.

Details of changes in the Companys treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2007	962,496	$1,197,091

Purchase of treasury shares	1,488,200	2,751,369

Balance, August 31, 2008	2,450,696	$3,948,460

Purchase of treasury shares	695,800	377,031

Balance, August 31, 2009	3,146,496	4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010	2,399,024	$3,273,790

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 15 - FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Companys marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.  The fair value of long term debt approximates book value since the interest rate is based on a floating rate.  It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

NOTE 16 - RESTRUCTURING AND INTEGRATION COSTS

The acquisition of the KGIC Assets and the KGIC Business will require considerable management time to restructure KGICs existing operational structure in order to integrate the KGIC operations into the Companys operating structure.  Since the acquisition date on March 15, 2010, direct management time and costs from the Corporate business segment and from the SSDC business segment was incurred to facilitate the restructuring and the integration process.  From March 16, 2010 to August 31, 2010, a total of $544,500 in costs were incurred and has been classified as restructuring and integration costs in these consolidated financial statements.  Management expects additional cost and effort will be incurred in the next few months to complete the restructuring and the integration process.

NOTE 17 - INCOME TAXES

The Companys operations are subject to income taxes primarily in Canada and China.  The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 29.00% (2009 30.17%, 2008 32.62%).

The following table is a reconciliation of income tax expense (recovery) at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31,
	2010	2009	2008

Income (loss) before taxes	$(1,412,802)	$778,351	$(4,589,071)
Statutory Canadian income tax rate	29.00%	30.17%	32.37%

Income tax (recovery) expense at statutory rate	(409,713)	234,828	(1,485,482)
Effect of differences in foreign tax rates	-	(37,166)	(184,187)
Expired non-capital loss carry-forwards	297,968	927,069	428,410
Non-deductible expenses, net	(47,622)	49,954	569,465
Differences between current year rate and rates used to measure future
income taxes	(164,393)	9,644	276,212
Changes in corporate tax rates	-	170,313	216,159
Tax effect of dilution gain included in dilution gain	-	-	196,702
Differences in prior period tax returns as filed	169,563	(213,282)	237
Other taxes	-	19,263	17,780
Change in valuation allowance	(2,256,328)	(871,472)	325,010
Other	45,470	(3,910)	(8.853)
Income tax provision (recovery)	$(2,365,055)	$285,241	$351,452

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 17 - INCOME TAXES (cont'd)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended August 31, 2010	Year Ended August 31, 2009

Future income tax assets
Canada
Non-capital loss carry-forwards	$2,638,203	$2,406,007
Share issuance costs	107,329	122,738
Investments	390,979	440,826
Property and equipment	82,422	10,044
Intangible assets	14,207	-
Deferred revenues	227,746	-
China
Non-capital loss carry-forwards	-	133,856
Property and equipment	-	23,204

Total future income tax assets before valuation allowance	3,460,886	3,136,675
Less: valuation allowance	(375,777)	(2,632,105)

	3,085,109	504,570

Future income tax liabilities
Canada
Property and equipment	(238,873)	(19,376)
Intangible assets	(1,382,377)	(627,974)
China
Property and equipment	181,780	(104,322)
Intangible assets	(987,222)	(1,494,505)

	(2,426,692)	(2,246,177)

Net future income tax assets (liabilities)	$658,417	$(1,741,607)

The following table details the movement in the valuation allowance.

	Year Ended August 31, 2010	Year Ended August 31, 2009

Beginning balance	$2,632,105	$3,503,577

Current period tax losses and temporary differences	498,812	98,240
Expired tax losses during the period	(297,968)	(927,069)
Impact of change in statutory rates on opening balance	-	(170,313)
Differences in prior period tax returns as filed	169,563	118,747
Tax benefit of non-capital losses recognized	(2,626,735)	8,923

	(2,256,328)	(871,472)

Ending balance	$375,777	$2,632,105

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 17 - INCOME TAXES (cont'd)

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Total

2012	$36,032	$-	$36,032
2013	140,310	1,396,407	1,536,717
2014	359,083	928,481	1,287,564
2025	-	587,698	587,698
2026	-	856,335	856,335
2027	-	2,043,607	2,043,607
2028	-	2,033,359	2,033,359
2029	-	474,435	474,435
2030	-	1,361,207	1,361,207

	$535,425	$9,681,529	$10,216,954

NOTE 18 - COMMITMENTS AND CONTINGENCIES

CIBT entered into a lease agreement on behalf of the Company for the Companys corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014).  Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,150 for the first three years and $91,676 for the final two years plus taxes and operating costs.

The Company has estimated future minimum lease payments under this operating lease as follows:

For the years ending August 31,	2011	$88,150
	2012	88,150
	2013	91,088
	2014	91,676
	2015	15,279

		$374,343

During 2007, CIBTs subsidiaries in China entered into various lease agreements in Beijing and Weifang.  CIBT has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$139,142

$139,142

SSDC is committed to payments consisting of office and campus premises rental and operating leases for equipment.  SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$1,461,585
	2012	1,195,932
	2013	444,959
	2014	278,485
	2015	100,191

		$3,481,152

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 18 - COMMITMENTS AND CONTINGENCIES (cont'd)

KGIC is committed to payments consisting of office and campus premises rental and operating leases for equipment.  SSDC has estimated future minimum lease payments under these operating leases as follows:

For the years ending August 31,	2011	$2,734,490
	2012	1,821,250
	2013	1,126,412
	2014	883,083
	2015	859,359

		$7,424,594

NOTE 19 - RISK MANAGEMENT

The Company is engaged primarily in operations in the Peoples Republic of China (PRC) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company manages all risk issues directly.  The Company is engaged primarily in service related industries and manages related industry risk issues directly.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

The Company conducts business in Canada, the United States, China and Hong Kong giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.  In addition, the Company is exposed to Chinese currency fluctuations and restrictions on Chinese currency exchange, which may affect the Companys ability to repatriate profits from China.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $160,000. For a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at August 31, 2010 is reported net of allowance for bad debts of $451,691 (August 31, 2009 $428,835).  The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 19 - RISK MANAGEMENT (cont'd)

Liquidity risk (cont'd)

The following table summarizes the obligations of the Companys financial liabilities and operating commitments as at August 31, 2010:

	2010					2009
	Less than 1 year	1- 3 years	4- 5 years	Greater than 5 years	Total	Total

Accounts payable and accrued liabilities	$5,007,187	$-	$-	$-	$5,007,187	$5,384,767
Income taxes payable	522,921	-	-	-	522,921	481,352
Capital leases	118,098	222,810	-	-	340,908	389,451
Long-term debt	2,757,164	36,724	-	-	2,793,888	226,439
Operating leases	4,423,367	6,021,036	974,830	-	11,419,233	4,462,954

	$12,828,737	$6,280,570	$974,830	$-	$20,084,137	$10,944,963

NOTE 20 - CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity ($27,022,958) and long-term debt ($2,793,888).  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

NOTE 21 - GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31
	2010	2009	2008,

Advertising	$8,700,663	$5,699,158	$4,087,705
Bank charges and interest	347,265	198,838	158,625
Consulting and management fees	1,380,305	1,230,128	1,632,939
Directors insurance	79,889	79,074	58,927
Investor relations	95,187	49,892	120,998
Office and general	4,055,573	3,557,686	2,498,784
Professional fees	1,940,634	1,544,022	1,466,510
Regulatory fees	240,688	58,149	165,082
Rent	4,108,635	3,019,407	2,116,207
Salaries and benefits	10,645,586	9,631,436	6,517,877
Travel and promotion	305,381	445,823	478,006

	$31,899,806	$25,513,613	$19,301,660

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 22 - NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended	Year Ended	Year Ended
	August 31,	August 31,	August 31,
	2010	2009	2008

Accounts receivable	$(2,846,521)	$(4,162,671)	$1,403,791
Prepaid expenses	2,470,624	(150,779)	(687,680)
Inventory	58,131	119,894	105,658
Accounts payable and accrued liabilities	(255,373)	666,307	536,520
Income taxes payable	65,186	30,669	3,499
Deferred revenues and fees	(583,878)	2,875,843	(2,026,794)
Other assets	-	29,021	(52,681)

	$(1,091,831)	$(591,716)	$(717,687)

NOTE 23 - RELATED PARTY TRANSACTIONS

In 2004, CIBT established a business venture with Weifang University and received a 60% interest in Beihai College from Weifang in consideration for funding Beihai College in the amount of $714,286 (5,000,000 RMB).  Beihai College is a PRC government approved college which has been in operation since 2002.  In consideration for retaining a 40% interest in Beihai College, Weifang has transferred finite life intangible assets consisting of its existing programs and student enrolments to the newly named CIBT Beihai International Management School and has also agreed to provide exclusive use of the Beihai College facilities at no cost for a period of seven years (subsequently amended to 15 years).

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As at August 31, 2010, Weifang owed $1,547,344 (August 31, 2009 $2,008,503) to CIBT.  In addition, as at August 31, 2010, CIBT owed $135,814 (August 31, 2009 $790,546) to Weifang.

As at August 31, 2010, a balance of $118,303 (August 31, 2009 $418,304) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  The $118,303 balance is comprised of $38,014 due to officers of the Company and $80,289 due to the President of IRIX.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at August 31, 2010, a balance of $143,721 (August 31, 2009 $143,741) was owing from the President of SSDC.

Effective October 1, 2009 and December 31, 2009, the Company sold a total of 789,472 treasury shares acquired through the provisions of the Companys normal course issuer bid to the CEO of the Company at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to the CEO (refer to Note 14).

During the year ended August 31, 2010 the Company and its subsidiaries incurred $1,772,472 (2009 $1,538,411, 2008 1,338,627) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by the Company, CIBT, SSDC, KGIC and IRIX.  Effective January 1, 2010, a new bonus of $400,000 is payable to the CEO of the Company in quarterly instalments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to the President of SSDC.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 24 - SEGMENTED INFORMATION

The Companys primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Companys corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Industry and Geographic Segments	Year Ended August 31, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$7,166,099	$36,919,922	$10,302,107	$-	$-	$54,388,128
Design and advertising	-	-	-	1,566,724	-	1,566,724

	$7,166,099	$36,919,922	$10,302,107	$1,566,724	$-	$55,954,852

Revenues, net of direct costs	$3,388,780	$25,168,370	$5,863,734	$863,666	$-	$35,284,550
Other expenses and items:
Amortization	(491,813)	(829,453)	(127,923)	(26,496)	(61,592)	(1,537,277)
General and administrative	(3,230,571)	(18,325,086)	(5,277,510)	(802,856)	(4,263,783)	(31,899,806)
Stock-based compensation	-	-	-	-	(232,626)	(232,626)
Interest on long-term debt	-	(92,346)	-	-	-	(92,346)
Foreign exchange gain (loss)	(86,729)	-	-	(2,714)	(7,234)	(96,677)
Loss on disposal of assets	(56,412)	(118,104)	-	-	-	(174,516)
Impairment of marketable securities	-	-	-	-	(127,229)	(127,229)
Impairment of intangible assets	(2,000,000)	-	-	-	-	(2,000,000)
Write-off of deferred finance fees	-	-	-	-	(200,000)	(200,000)
Restructuring and integration costs	-	(297,000)	(100,000)	-	(147,500)	(544,500)
Non-controlling interests	136,056	(505,939)	-	-	-	(369,883)
Other income	204,815	-	-	2,203	607	207,625
Income tax recovery (provision), net	606,441	(844,002)	(6,392)	(13,396)	2,622,404	2,365,055
Inter-segment transactions	-	(3,149,040)	(267,361)	22,531	3,393,870	-

Net income (loss)	$(1,529,433)	$1,007,400	$84,548	$42,938	$976,917	$582,370

Total assets	$13,360,396	$28,981,989	$10,043,093	$298,819	$2,285,041	$54,969,338

Property and equipment	$816,903	$2,185,124	$329,749	$81,767	$5,310	$3,418,853

Intangible assets	$4,243,306	$7,688,680	$2,752,500	$-	$140,631	$14,825,117

Goodwill	$2,287,905	$5,169,303	$3,542,488	$-	$-	$10,999,696

Non-controlling interests	$588,878	$738,248	$-	$-	$-	$1,327,126

Capital expenditures	$90,482	$556,992	$18,083	$7,088	$-	$672,645

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 24 - SEGMENTED INFORMATION (cont'd)

Industry and Geographic Segments	Year Ended August 31, 2009
	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$9,576,706	$33,659,924	$-	$-	$43,236,630
Design and advertising	-	-	1,314,328	-	1,314,328

	$9,576,706	$33,659,924	$1,314,328	$-	$44,550,958

Revenues, net of direct costs	$5,201,160	$22,439,524	$675,926	$-	$28,316,610
Other expenses and items:
Amortization	(651,813)	(893,541)	(29,484)	(61,923)	(1,636,761)
General and administrative	(4,156,649)	(17,333,591)	(790,260)	(3,233,113)	(25,513,613)
Stock-based compensation	-	-	-	(581,098)	(581,098)
Interest on long-term debt	-	(41,579)	-	-	(41,579)
Foreign exchange gain (loss)	119,462	-	19,608	23,467	162,537
Loss on disposal of assets	-	-	-	-	-
Impairment of marketable securities	-	-	-	-	-
Impairment of intangible assets	-	-	-	-	-
Write-off of deferred finance fees	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Non-controlling interests	(2,295)	(474,808)	-	-	(477,103)
Other income	45,831	-	9	26,415	72,255
Income tax recovery (provision), net	4,115	(289,356)	-	-	(285,241)
Inter-segment transactions	-	(2,342,337)	73,420	2,268,917	-

Net income (loss)	$559,811	$1,064,312	$(50,781)	$(1,557,335)	$16,007

Total assets	$16,643,989	$29,861,938	$217,610	$798,155	$47,521,692

Property and equipment	$1,287,078	$2,343,921	$101,175	$6,638	$3,738,812

Intangible assets	$6,325,324	$7,883,800	$-	$200,895	$14,410,019

Goodwill	$2,287,905	$4,722,970	$-	$-	$7,010,875

Non-controlling interests	$748,863	$449,743	$-	$-	$1,198,606

Capital expenditures	$304,347	$443,953	$4,797	$-	$753,097

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 24 - SEGMENTED INFORMATION (cont'd)

Industry and Geographic Segments	Year Ended August 31, 2008
	CIBT (China)	SSDC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated

Revenues
Educational CIBT	$7,997,918	$-	$-	$-	$7,997,918
Educational SSDC	-	21,070,707	-	-	21,070,707
Design and advertising	-	-	1,961,205	-	1,961,205
Consulting income	-	-	-	131,449	131,449

	7,997,918	21,070,707	1,961,205	131,449	31,161,279

Revenues, net of direct costs	$4,255,096	$13,869,753	$837,192	$131,449	$19,093,490
Other expenses and items:
Amortization	(384,744)	(1,422,150)	(32,029)	(22,252)	(1,861,175)
General and administrative	(3,131,016)	(11,629,666)	(931,420)	(3,609,558)	(19,301,660)
Stock-based compensation				(1,462,856)	(1,462,856)
Interest on long-term debt	(113,799)	(44,395)	-	(14,266)	(172,460)
Foreign exchange (loss) gain	121,407	-	361	(54,117)	67,651
Interest costs on debt settlement	-	-	-	(1,968,882)	(1,968,882)
Gain on subsidiary share transactions	-	-	-	2,192,524	2,192,524
Gain (loss) on marketable securities	-	-	-	(11,906)	(11,906)
Impairment of marketable securities	-	-	-	(1,364,246)	(1,364,246)
Loss on disposal of assets	(5,599)	-	-	-	(5,599)
Non-controlling interests	(93,874)	(94,935)	-	79,654	(109,155)
Other income	105,922	143	(385)	100,368	206,048
Income tax recovery (provision), net	(351,452)	-	-	-	(351,452)
Inter-segment transactions	(235,921)	(924,932)	65,334	1,095,520	-

Net income (loss)	$166,020	$(246,182)	$(60,947)	$(4,908,569)	$(5,049,678)

Total assets	$18,071,965	$23,106,186	$400,316	$2,239,098	$43,817,565

Property and equipment	$1,393,275	$2,275,272	$125,862	$8,297	$3,802,706

Intangible assets As Restated (Note 8)	$6,515,885	$8,190,333	$-	$261,159	$14,967,377

Goodwill As Restated (Note 8)	$2,287,905	$4,047,536	$-	$-	$6,335,441

Capital expenditures	$581,475	$170,095	$12,080	$-	$763,650

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 25 - SUBSEQUENT EVENTS

On October 14, 2010, 100,000 stock options with an exercise price of $0.54 per share (three year term) were granted to an officer of the Company.

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differs in certain respects from United States generally accepted accounting principles (US GAAP).  There are no significant differences between Canadian GAAP and US GAAP affecting the Companys consolidated financial statements.

(a)
The effect of the differences between Canadian GAAP and US GAAP on the significant captions on the Companys consolidated balance sheets, statement of income and comprehensive income (loss), accumulated other comprehensive loss, deficit and cash flows is summarized as follows:

Consolidated Balance Sheets	August 31, 2010	August 31, 2009

Total assets under Canadian GAAP	$54,969,338	$47,521,692
(c) Acquisition costs	(279,062)	-
Total assets under US GAAP	$54,690,276	$47,521,692

Total liabilities under Canadian GAAP	$26,619,254	$23,652,032
(b) Income tax uncertainties unrecognized tax benefits	(10,960)	-
(b) Income tax uncertainties accrual for interest and penalties	40,669	-
Total liabilities under US GAAP	$26,648,963	$23,652,032

Non-controlling interest under Canadian GAAP	$1,327,126	1,198,606
(d) Non-controlling interest in subsidiaries	(1,327,126)	(1,198,606)
Non-controlling interest under US GAAP	$-	$-

Total shareholders' equity under Canadian GAAP	$27,022,958	$22,671,054
(b) Income tax uncertainties unrecognized tax benefits	10,960	-
(b) Income tax uncertainties accrual for interest and penalties	(40,669)	-
(c) Acquisition costs	(279,062)	-
(d) Non-controlling interest in subsidiaries	1,327,126	1,198,606
Total shareholders equity under US GAAP	$28,041,313	$23,869,660

Total liabilities and shareholders' equity	$54,690,276	$47,521,692

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated Statements of Income (Loss)	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

Net income (loss) under Canadian GAAP	$582,370	$16,007	$(5,049,678)

(b) Income tax uncertainties unrecognized tax benefits	10,960	-	-
(b) Income tax uncertainties accrual for interest and penalties	(40,669)	-	-
(g)Marketable securities - impairment in value	-	-	1,336,547
(h)Changes in ownership of subsidiary company	-	-	(2,192,524)
(c) Acquisition costs	(279,062)	-	-

Net income (loss) under US GAAP	$273,599	$16,007	$(5,905,655)
Basic and diluted income (loss) per share under US GAAP	0.00	0.00	(0.10)

Consolidated Statements of Cash Flows	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Net cash provided by (used in) operating activities under Canadian and US GAAP	$2,027,949	$2,329,895	$(1,488,541)
Net cash used in investing activities under Canadian GAAP	$(5,752,247)	$(1,969,054)	$(8,539,114)
(d) Disposal of controlling interest in variable interest entity, net of cash received	-	401,980	-
Net cash used in investing activities under US GAAP	$(5,752,247)	$(1,567,074)	$(8,539,114)
Net cash provided by (used in) financing activities under Canadian GAAP	$4,993,709	$(943,879)	$5,962,673
(d) Disposal of controlling interest in variable interest entity, net of cash received	-	(401,980)	-
Net cash provided by (used in) financing activities under US GAAP	$4,993,709	$(1,345,859)	$5,962,673
Effect of exchange rate changes under Canadian and US GAAP	$(94,704)	$(12,571)	$430,726

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated Statement of Shareholders Equity
	Share		Contributed	Treasury	Accumulated Other Comprehensive		(c) Attributable	(c) Attributable	Total
	Capital	Warrants	Surplus	Stock	Income	Deficit	to Parent	to NCI	Equity

Balance, August 31, 2007	$30,216,538	$-	$12,430,393	$(1,197,091)	$479,496	$(27,035,680)	$14,893,656	$1,043,996	$15,937,652

Income (loss) for the year	-	-	-	-	-	(5,905,655)	(5,905,655)	109,155	(5,796,500)

Foreign currency translations adjustments under Canadian GAAP	-	-	-	-	170,185	-	170,185	68,303	238,488

(g) Marketable securities - realized holdings gains and losses	-	-	-	-	(1,573,058)	-	(1,573,058)	-	(1,573,058)

Comprehensive income (loss)							(7,308,528)	177,458	(7,131,070)

Stock based compensation (Note 13)	-	-	1,462,856	-	-	-	1,462,856	-	1,462,856

Shares issued for cash by exercise of options (Note 12)	306,000	-	-	-	-	-	306,000	-	306,000
Shares issued for cash by exercise of warrants (Note 12)	949,764	-	-	-	-	-	949,764	-	949,764
Shares issued for private placement, net (Note 12)	7,386,179	-	-	-	-	-	7,386,179	-	7,386,179

Purchase of treasury shares (Note 14)	-	-	-	(2,751,369)	-	-	(2,751,369)	-	(2,751,369)

Contributed surplus reallocated on exercise of options (Note 12)	202,000	-	(202,000)	-	-	-	-	-	-

CIBT warrants extended (Note 3(e))	-	-	-	-	-	-	-	5,034,500	5,034,500

Shares issued for CIBT warrants (Note 3(e))	5,443,800	-	-	-	-	-	5,443,800	(5,033,094)	410,706

Gain on dilution of subsidiary holdings (Note 3(e))	-	-	2,192,524	-	(80,075)	-	2,112,449	-	2,112,449

Fair value of agents warrants for private placement (Note 13)	(153,675)	-	153,675	-	-	-	-	-	-

NCI in Asia Media Interactive Inc. (Note 3(b))	-	-	-	-	-	-	-	122,207	122,207

Balance, August 31, 2008	44,350,606	-	16,037,448	(3,948,460)	(1,003,452)	(32,941,335)	22,494,807	1,345,067	23,839,874

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated Statement of Shareholders Equity (cont'd)
	Share		Contributed	Treasury	Accumulated Other Comprehensive		(c) Attributable	(c) Attributable	Total
	Capital	Warrants	Surplus	Stock	Income	Deficit	to Parent	to NCI	Equity

Balance, August 31, 2008 (carried forward)	$44,350,606	$-	$16,037,448	$(3,948,460)	$(1,003,452)	$(32,941,335)	$22,494,807	$1,345,067	$23,839,874

Income for the year	-	-	-	-	-	16,007	16,007	477,103	493,110

Foreign currency translations adjustments under Canadian GAAP	-	-	-	-	(4,253)	-	(4,253)	18,544	14,291

(g) Marketable securities - unrealized holding loss	-	-	-	-	(39,574)	-	(39,574)	-	(39,574)

Comprehensive income (loss)							(27,820)	495,647	467,827

Stock based compensation (Note 13)	-	-	581,098	-	-	-	581,098	-	581,098

Charges on share purchase warrant extension (Note 12)	-	648,600	-	-	-	(648,600)	-	-	-

Purchase of treasury shares (Note 14)	-	-	-	(377,031)	-	-	(377,031)	-	(377,031)

NCI equity contributions / repayments	-	-	-	-	-	-	-	(120,000)	(120,000)

NCI in Asia Media Interactive Inc. (Note 3(b))	-	-	-	-	-	-	-	(522,108)	(522,108)

Balance, August 31, 2009	44,350,606	648,600	16,618,546	(4,325,491)	(1,047,279)	(33,573,928)	22,671,054	1,198,606	23,869,660

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

Consolidated Statement of Shareholders Equity (cont'd)
	Share		Contributed	Treasury	Accumulated Other Comprehensive		(c) Attributable	(c) Attributable	Total
	Capital	Warrants	Surplus	Stock	Income	Deficit	to Parent	to NCI	Equity

Balance, August 31, 2009 (carried forward)	$44,350,606	$648,600	$16,618,546	$(4,325,491)	$(1,047,279)	$(33,573,928)	$22,671,054	$1,198,606	$23,869,660

Income for the year	-	-	-	-	-	273,599	273,599	369,883	643,482

Foreign currency translations adjustments under Canadian GAAP	-	-	-	-	(70,422)	-	(70,422)	(23,929)	(94,351)

(g) Marketable securities - realized holding gain	-	-	-	-	39,574	-	39,574	-	39,574

Comprehensive income							242,751	345,954	588,705

Stock based compensation (Note 13)	-	-	232,626	-	-	-	232,626	-	232,626

Reclassification of agents warrants	-	153,675	(153,675)	-	-	-	-	-	-

Purchase of treasury shares (Note 14)	-	-	-	(29,674)	-	-	(29,674)	-	(29,674)

Treasury shares sold during the year (Note 13 and 14)	-	-	(501,267)	1,081,375	-	(280,108)	300,000	-	300,000

Shares issued for private placement, net (Note 12)	3,102,430	-	-	-	-	-	3,102,430	-	3,102,430

Fair value of agents warrants related to private placement (Note 12)	(63,000)	63,000	-	-	-	-	-	-	-

Shares issued for cash by exercise of options (Note 12)	195,000	-	-	-	-	-	195,000	-	195,000

Contributed surplus reallocated on exercise of options (Note 12)	124,800	-	(124,800)	-	-	-	-	-	-

Warrants reclassified on expiry	-	(802,275)	802,275	-	-	-	-	-	-

NCI equity contributions / repayments	-	-	-	-	-	-	-	(217,434)	(217,434)

Balance, August 31, 2010	$47,709,836	$63,000	$16,873,705	$(3,273,790)	$(1,078,127)	$(33,580,437)	$26,714,187	$1,327,126	$28,041,313

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd)

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008

Direct costs Canadian GAAP	$20,670,302	$16,234,348	$12,067,789
Amortization for the year	1,537,277	1,636,761	1,861,175

Direct costs US GAAP	$22,207,579	$17,871,109	$13,928,964

(b) Income Taxes

Under Canadian GAAP, the Company identified and accrued for certain tax filing positions in China which at August 31, 2010, were reflected in income taxes payable in the amount of $409,356 in the consolidated financial statements.  On July 1, 2007, the Company adopted FASB Accounting Standards Codification (ASC) 740, Income Taxes.  Upon adoption, the Company has determined that the cumulative effect adjustment was $Nil.  As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not ultimately sustain the position following an audit.  For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.  The following additional disclosures represent changes from the most recent annual financial statements and are required under US GAAP.

As required under US GAAP, disclosure of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Balance, beginning of period	$409,356	$293,181	$165,528
Additions based on tax positions related to thecurrent period	-	214,925	99,541
Additions for tax positions of prior periods		-	-
Reductions for tax positions of prior periods	-	(98,463)	-
Settlements	-	-	-
Effect of foreign currency movements	(10,960)	(287)	28,112
Balance, end of period	$398,396	$409,356	$293,181

As at August 31, 2010 $256,486 of the $398,396 of unrecognized tax benefits will, if ultimately recognized, impact the Companys effective tax rate.

Under Canadian GAAP, the Company accrued $116,237 relating to interest and penalties.

Interest and penalties under US GAAP is as follows:

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Balance, beginning of period	$116,237	$52,214	$-
Accrual for interest and penalties duringthe period	79,674	67,279	47,073
Effect of foreign currency movements	(39,005)	(3,256)	5,141
Balance, end of period	$156,906	$116,237	$52,214

As of August 31, 2010, the Companys tax years from 2003 to 2009 remain open to audit in various taxing jurisdictions.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(c) Acquisition

Under Canadian GAAP, the Company accounts for the acquisition-related costs as part of the total purchase price of the acquisition.  Under US GAAP, the Company accounts for the acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

The fair value and the gross contractual amount of the accounts receivable included in the acquisition is $809,750 as stated in Note 3.  The Companys best estimate of the contractual cash flows not expected to be collected for these accounts receivable is $46,605.

The acquired curriculum and software have a weighted average amortization period of 10 and 3 years, respectively.  The goodwill acquired in the acquisition consists of synergies expected to be achieved through vertical integration and cost reductions.  As part of the acquisition the Company acquired accreditations and registrations that are deemed to have an indefinite life, as disclosed in Note 3.  Certain accreditations acquired are assessed and renewed every 3-5 years.

US GAAP requires that an asset or liability resulting from a contingent consideration arrangement be recognized at its acquisition date fair value.  The contingent consideration arrangement between the Company and KGIC is disclosed in note 3.  The fair value of the contingent consideration is not significant and was determined based on the present value of estimated future payments.  The estimate of future payments was determined based on managements expectations for net revenue and EBITDA from KGIC over the contingent consideration period.

US GAAP requires the disclosure of certain pro forma information when one or more business combinations are completed.  The following table presents pro forma results of operations for informational purposes, assuming that the Company had acquired KGIC at the beginning of 2010 and 2009.

	Year Ended August 31, 2010	Year Ended August 31, 2009
Revenues	$61,090,584	$59,429,104

Net earnings	$(1,269,760)	$(1,155,238)

Pro forma basic earnings per share	$(0.02)	$(0.02)

Pro forma diluted earnings per share	$(0.02)	$(0.02)

(d) Non-Controlling Interest

Effective September 1, 2009, the Company has adopted the amendments to FASB ASC 810, Non-controlling Interest in a Subsidiary.  This topic requires that non-controlling interests be presented in the equity section, but separate from the companys equity.  ASC 810 also requires that a reconciliation at the beginning and end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to non-controlling interest be presented.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(d) Non-Controlling Interest (cont'd)

The Company has previously absorbed losses attributed to the non-controlling interest.  The following table illustrates what the net income of the parent and earnings per share would have been had the losses been applied to the non-controlling interest.

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Net income (loss) attributed to the owners of the parent	$252,559	$40,890	$(5,875,791)

Income (loss) per share	$0.00	$0.00	$(0.10)

(e) Accounting for Share Purchase Warrants

Under Canadian GAAP, the Company accounts for unit private placement issuances containing both common shares and share purchase warrants using the residual method whereby the Company records the net proceeds received into common shares with no amount allocated to contributed surplus.  The effect if any, of reconciling potential differences in accounting for unit private placement issuances between Canadian GAAP and US GAAP has not been included in this reconciliation as it would have no impact on reported total assets, total liabilities, net shareholders equity, net income (loss) or cash flows for any period presented.  Under the FASB ASC 505, Equity, the Company would be required to apportion the unit private placement proceeds on a relative fair value basis between the common shares and warrants issued.  Please refer to Note 12 for share purchase warrant activity and the details of the warrants outstanding and exercisable as at August 31, 2010.

(f) Earnings Per Common Share

The following is a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Net income (loss) attributable to common stockholders	$273,599	$16,007	$(5,905,655)

Fully diluted net income (loss) attributable to common stockholders	$273,599	$16,007	$(5,905,655)

Weighted average common shares basic	65,676,811	61,258,923	57,673,648
Effect of dilutive stock options and warrants	340,334	34,044	-

Weighted average common shares diluted	66,017,145	61,292,967	57,673,648

Basic and diluted income (loss) per common share	$0.00	$0.00	$(0.10)

For the year ended August 31, 2010, year ended August 31, 2009, and year ended August 31, 2008 3,627,105, 4,215,956, and 4,535,000 options respectively are not included in the determination of diluted EPS.  These options have a weighted average exercise price of $1.28, $1.18, and $1.18 respectively; and a weighted average remaining life of 1.16, 1.89, and 2.57 years respectively.  These securities could potentially dilute basic EPS in the future however they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(f) Earnings Per Common Share (cont'd)

For the year ended August 31, 2010, year ended August 31, 2009, and year ended August 31, 2008 207,561, 5,211,919 and 5,420,385 warrants respectively were not included in the determination of diluted EPS.  These warrants have a weighted average exercise price of $0.70, $1.43, and $1.39 respectively; and a weighted average remaining life of 0.18, 0.38 and 0.80 respectively.  These securities could potentially dilute basic EPS in the future however they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

There are no transactions occurring after August 31, 2010 that would have changed the number of common shares or potential common shares outstanding if the transaction had occurred before the end of the period.

(g) Marketable Securities

For June 30, 2007, under Canadian GAAP, in accordance with the provisions of the CICA Handbook Section 3050, Investments, the Company accounts for investments in equity securities over which it does not exercise control or significant influence at the lower of cost or market.  Gains and losses realized on sales are included in the determination of net income (loss) for the period with the cost of securities sold being determined on an average cost basis.

Effective July 1, 2007, under Canadian GAAP, the Company has adopted the provisions of CICA Handbook, Section 3855, Financial Instruments Recognition and Measurement.  In accordance with Section 3855, the Company initially designated its investments in equity securities over which it does not exercise control or significant influence (the NextMart shares) as available-for-sale financial assets which are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is sold, at which time all gains and losses will be recorded in earnings.  Any declines in the fair value of available-for-sale financial assets that are other than temporary are included in the determination of net income (loss) for the period.  During the two months ended August 31, 2007 and the twelve months ended August 31, 2008, the Company acquired additional NextMart shares, some of which were also sold during the period.  The shares resulting from these transactions were classified as trading securities with all trading gains and losses and unrealized holding gains and losses included in the determination of net income (loss) for the period.

Under US GAAP, the Company accounts for its investments in equity securities over which it does not exercise control or significant influence in accordance with the provisions of ASC 320, Investments Debt and Equity Securities.  The applicable guidance of ASC 320 is summarized as follows:

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(g) Marketable Securities (cont'd)

●
Equity securities are subject to an initial classification between securities that are held to maturity (no intention to be sold prior to maturity), securities held for trading (bought with the intent to sell in the near future with the intent of realizing trading gains), and available-for-sale securities (those securities not classified as either held to maturity or held for trading).

●
Notwithstanding the above classification, securities that are subject to restrictions (regulatory or contractual) that are not expected to be removed within one year, are not subject to the accounting provisions of ASC 320.  These securities are carried at cost (subject to write-down for other than temporary impairments in value) until released from the restrictions and thus subject to ASC 320.

●	Trading securities are carried at fair market value with all trading gains and losses and unrealized holding gains and losses included in the determination of net income for the period.

●
Available-for-sale securities are carried at fair market value with all realized gains and losses included in the determination of net income (loss) for the period.  Unrealized holding gains and losses are included in accumulated other comprehensive income, a separate component of shareholders equity, and are included in the determination of comprehensive income (loss) for the period.

●
Securities reclassified from restricted to available-for-sale give rise to unrealized holding gains or losses on reclassification and securities reclassified from available-for-sale to trading give rise to realized holding gains or losses on reclassification.

Subsequent to June 30, 2007, the previous differences between Canadian GAAP and US GAAP have been substantially eliminated such that the marketable security carrying value as at August 31, 2008 and 2009 is the same under Canadian and US GAAP.  However, as at June 30, 2007 the carrying value of marketable securities and previously recognized realized and unrealized gains and losses were different between Canadian GAAP and US GAAP which resulted in a difference in the amount of impairment loss required to be recognized during the year ended August 31, 2008 under Canadian and US GAAP.  The difference in impairment loss resulted in a gain of 1,336,547 and is included in the reconciliation of Net income (loss) under Canadian GAAP to Net loss under US GAAP.

(h) Changes of Ownership of Subsidiaries

In accordance with the provisions of the CICA Handbook, section 1600, Consolidated Financial Statements, gains and losses resulting from the dilutive effects of subsidiary share transactions and issuances are included in the determination of net income for the period under Canadian GAAP.  Under US GAAP and in accordance with the provisions of SEC Staff Accounting Bulletin Topic 5:H Accounting for Sales of Stock by a Subsidiary, such gains and losses should be recorded as capital transactions when they are considered part of broader corporate reorganization and when the likelihood of realization is uncertain.  Accordingly, the Company has recorded the subsidiary share transactions, where realization is uncertain, as capital transactions under US GAAP.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(i) Stock-Based Compensation

In December 2004, the FASB issued ASC 718, Compensation Stock Compensation.  ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services.  This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.  ASC 718 requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed.  Prior to ASC 718, only certain pro-forma disclosures of fair value were required.  ASC 718 was adopted by the Company using the modified prospective transition method beginning January 1, 2006.  The Company estimated a nil forfeiture rate by considering the historical employee turnover rates and expectations about the future, and will subsequently adjust compensation cost for differences between expectations and actual experience.

There is no income tax benefit recognized in the income statement for share-based compensation arrangements as stock based compensation is not deductible for Canadian tax purposes.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in Note 12 and as follows.  Volatility is determined using the average weekly trading prices for periods prior to measurement approximating the estimated life of the option.  Expected dividends are estimated to be zero based on historical experience and expectations of future dividends to be paid.  The life of an option is estimated to equal the term of the option.  Finally, the risk free rate used in the Black-Scholes option pricing model is based on the Bank of Canada bond yield rate as this most closely approximates the Companys risk free rate of borrowing.

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Stock option aggregate intrinsic value	$8,400	$67,400	$1,959,950

Weighted average grant-date fair value of
options granted	$47,000	$52,500	$624,500

Total intrinsic value of options exercised	$89,700	$-	$1,007,800

Total cash received from options
exercised	$195,000	$-	$306,000

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(i) Stock-Based Compensation (cont'd)

A summary of the status of the Companys nonvested stock options is summarized as follows:

Nonvested Stock Options	Options	Weighted Average Grant Date Fair Value per Option ($)

Nonvested at August 31, 2007	2,568,750	0.92
Granted	970,000	0.64
Vested	(1,661,250)	0.83

Nonvested at August 31, 2008	1,877,500	0.64
Granted	210,000	0.25
Vested	(1,306,250)	0.59

Nonvested at August 31, 2009	781,250	0.25
Granted	130,000	0.36
Vested	(911,250)	0.49

Nonvested at August 31, 2010	-	-

As of August 31, 2010, there was $nil of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a weighted-average period of nil years.  The total fair value of shares vested during the year ended August 31, 2010, year ended August 31, 2009, and year ended August 31, 2008 was $682,688, $676,388, and $3,458,213 respectively.

(j) Intangible Assets

The weighted average amortization period for intangibles subject to amortization is as follows:  Agreements and contracts curriculum access 2.28 years; Internally developed curriculum acquired 11.43 years; Foreign university cooperative agreements and others 5.29 years.

Amortization expenses that will be incurred over the next five years for intangible assets that are subject to amortization are as follows:

For the years ending August 31,	2011	$467,407
	2012	441,372
	2013	348,875
	2014	257,496
	2015	257,496
		$1,772,646

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(k) Goodwill

ASC 805, Business Combinations, requires disclosure of goodwill by reportable segment.  The Companys goodwill by reportable segment is as follows:

	CIBT China	SSDC Can	KGIC Can	Total

Balance as at August 31, 2007	$4,396,144	$-	$-	$4,396,144
Additions / Reclassifications	(1,746,295)	4,047,536	-	2,301,241
Disposals	(361,944)	-	-	(361,944)

Balance as at August 31, 2008	2,287,905	4,047,536	-	6,335,441
Additions / Reclassifications	-	675,434	-	675,434
Disposals	-	-	-	-

Balance as at August 31, 2009	2,287,905	4,722,970	-	7,010,875
Additions / Reclassifications	-	446,333	3,542,488	3,988,821
Disposals	-	-	-	-

Balance as at August 31, 2010	$2,287,905	$5,169,303	$3,542,488	$10,999,696

(l) Adoption of New Accounting Pronouncements

In December 2007, the FASB issued ASC 805-10 Business Combinations which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.  The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance was effective for the fiscal year beginning after December 15, 2008 and the Company adopted ASC 805-10 on September 1, 2009.

On December 15, 2007, the FASB issued Codification ASC 810-10 Consolidation, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance was effective for fiscal years beginning after December 15, 2008.  The Company adopted ASC 810-10 on September 1, 2009 and the adoption did not have a material impact on the consolidated financial statements with the exception of the additional disclosure of net income attributable to the non-controlling interest.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2010

NOTE 26 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd)

(l) Adoption of New Accounting Pronouncements (cont'd)

In April 2008, the FASB issued ASC 350-30, General Intangible Assets Other than Goodwill.  In determining the useful life of intangible assets, ASC 350-30 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350-30 also requires expanded disclosure related to the determination of intangible asset useful lives.  ASC 350-30 was effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company adopted ASC 350-30 on September 1, 2009 and the adoption did not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued ASC 470-20, Debt with Conversion and Other Options.  ASC 470-20 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entitys nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption.  Upon adoption of ASC 470-20, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Companys non-convertible debt borrowing rate.  The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital.  The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method.  The provisions of ASC 470-20 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years.  The Company currently does not have any convertible debt instruments and, accordingly, the adoption of ASC 470-20 on September 1, 2009 did not have any impact on the Companys consolidated financial statements.

In June 2009, the FASB issued accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles.  The new standard is the sole source of authoritative generally accepted accounting principles of the United States (U.S. GAAP) to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification superseded non-SEC accounting and reporting standards.  All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative.  The new standard became effective for the Company on September 1, 2009.  Applying the guidance in the accounting standards codification did not have a material impact on the Companys consolidated financial statements.

(m) Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The adoption of ASU 2010-06 on September 1, 2010 is not expected to have a material impact on the Companys consolidated financial statements.

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation(1)
1.2	Articles of Incorporation(1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007(2)
1.4	Notice of Articles(3)
4.1	Toby Chu Employment Agreement(2)
4.2	Dean Dupperon Employment Agreement(3)
4.3	Employment Agreement with Sung Sub Lim(3)
4.4	Employment Agreement with Steve Sohn(3)
4.5	Acquisition Agreement for Concordia Career College(4)
4.6	Memorandum of Understanding with Thompson River University and Vancouver Career College(4)
4.7	Form of Cooperative Joint Program Agreements with Institutions for Hotel and Tourism Division(4)
4.8	Acquisition Agreement for Pan Pacific English College(4)
4.9	Memorandum of Understanding between Sprott-Shaw and the Ministry of Labour and Social Security of Jamaica(4)
4.10	Memorandum of Understanding between Sprott-Shaw, Browns Town College and the Ministry of Labour and Social Security of Jamaica(4)
4.11	Education Program Cooperation Agreement with Far Eastern University(4)
4.12	Agreement between CIBT and Zhuzhou Technical College(4)
4.13	Agreement between CIBT and Jinhua Career & Technical College(4)
4.14	Agreement with Zhangzhou Normal University(4)
4.15	Education Program Cooperation Agreement between CIBT and National Cambridge College(4)
4.16	Memorandum of Understanding between Sprott-Shaw and Thang Long University(4)
4.17	Cooperation Agreement with China Central Radio and Television University(4)
4.18	Memorandum of Understanding between Sprott-Shaw and Hanoi Tourism College(4)
4.19	License granted by AHLA-EI(4)
4.20	Assignment of License to CIBT Education Group(4)
4.21	Agreement with Weifang University regarding CIBT Beihai Center(4)
4.22	Agreement with Wyotech(1)
4.23	Agreement with Beijing University of Technology(1)
4.24	Agreement with ITT Educational Services, Inc. and Weifang University(1)
4.25	Acquisition Agreement of Sprott-Shaw(5)
4.26	Acquisition Agreement of Tourism Training Institute(5)
4.27	Acquisition Agreement of the KGIC Education Group of Companies(6)
4.28	Securities Purchase Agreement with Shane Corp.(1)
4.29	Agreement and Plan of Reorganization with Shane Corp.(3)
4.30	Memorandum of Understanding with Meridian International Business and Arts College(3)
4.31	Stock Option Plan
4.32	Agreement with Open University of China
8.1	List of Subsidiaries(3)
11.1	Code of Ethical Conduct(2)
11.2	Insider Trading Policy(4)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Included as exhibits to our Form 20-FR filed May 10, 2007
(2)	Included as exhibits to our Form 20-F filed January 2, 2008
(3)	Included as an exhibit to our Form F-1 filed July 15, 2010
(4)	Included as an exhibit to our Form 20-F filed March 1, 2010
(5)	Included as exhibits to our Form 20-F filed March 17, 2009
(6)	Included as an exhibit to our Form 6-K filed March 19, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT EDUCATION GROUP INC.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President, Chief Executive Officer	February 28, 2011
Toby Chu

/s/ Dennis Huang	Chief Financial Officer	February 28, 2011
Dennis Huang