Form 20-F
period 2011-08-31
CIBT Education Group Inc.
filed 2012-03-01
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2011

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of the close of the period of this annual report, August 31, 2011:  71,949,344 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No ☑

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

This annual report, and any documents incorporated by reference in this annual report, may include “forward-looking statements”. To the extent that the information presented in this annual report discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes”. Although we believe the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the risks and uncertainties outlined under the “Risk Factors” and “Operating and Financial Review and Prospects” sections of this annual report, many of which are beyond our control.

These forward-looking statements include, but are not limited to, the following:

●	statements contained in “Risk Factors”;

●
statements contained in “Operating and Financial Review and Prospects” and the notes to our consolidated financial statements, such as the potential impact of exchange rate fluctuations and potential changes in and effects of government regulation on our business; and estimates in our critical accounting policies;

●
statements contained in “Information on the Company” concerning our strengths, business strategies, competitiveness, teacher recruiting and retention and compliance with applicable law, rules and regulations; and

●	statements throughout concerning our legal structure and the regulation of our business.

Factors that could cause actual results to differ materially include, but are not limited to the following, which are discussed more fully in “Risk Factors”:

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

The following table sets out exchange rates, between the Canadian dollar and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.  As of February 28, 2012, the Noon Buying Rate for the conversion of Canadian dollars to U.S. dollars was C$0.9956 to U.S. $1.00.

Exchange Rates for Previous Six Months

	High	Low	Average
January 2012	1.0272	0.9986	1.0130
December 2011	1.0403	1.0106	1.0235
November 2011	1.0487	1.0125	1.0246
October 2011	1.0440	0.9932	1.0187
September 2011	1.0389	0.9751	1.0021
August 2011	0.9909	0.9577	0.9816

Exchange Rates for Certain Financial Statement Periods

Average
Year ended August 31, 2011	1.0256
Year ended August 31, 2010	0.9579
Year ended August 31, 2009	0.8502
Year ended August 31, 2008	0.9937
Two months ended August 31, 2007	0.9427
Year ended June 30, 2007	0.8873

PRESENTATION OF INFORMATION

As used in this annual report, unless the context clearly suggests otherwise, references to (i) “we”, “us”, “our”, the “Company” or “CIBT Education Group” mean CIBT Education Group Inc. (formerly Capital Alliance Group Inc. until November 14, 2007) and its subsidiaries; (ii) “CIBT” mean CIBT School of Business & Technology Corp., our wholly-owned subsidiary that operates primarily in China in the education programs and services business; (iii) “Sprott-Shaw” mean Sprott-Shaw Degree College Corp., our wholly-owned subsidiary that operates primarily in Canada in the education programs and services business; (iv) “IRIX” mean IRIX Design Group Inc., our 51% owned subsidiary that operates a multimedia service and advertising agency primarily in Canada; and (v) “KGIC Colleges” collectively mean (a) KGIC Business College (2010) Corp. and (b) KGIC Language College (2010) Corp., our wholly-owned subsidiaries that were organized in connection with the acquisition of substantially all of the operating assets of KGIC on March 15, 2010.

In June 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the fiscal year end date commonly used in the educational services industry and with the year end of Sprott-Shaw, our major subsidiary.

Accordingly, this annual report includes our audited consolidated financial statements for the years ended August 31, 2011, 2010 and 2009 and as at August 31, 2011 and 2010. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Refer to Note 26 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP affecting these financial statements.

All financial information set forth in this annual report is presented in Canadian dollars (unless otherwise indicated) and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

On March 15, 2010, we acquired, through the KGIC Colleges, substantially all of the assets and assumed certain liabilities of KGIC, which operates in the education services business.  The results of the KGIC Colleges have only been consolidated into the financial statements included in this annual report for the relevant periods subsequent to the date of its acquisition.  See “Information on the Company - Overview – KGIC Colleges” for more information.

PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2.  Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial data presented below has been derived from our audited consolidated financial statements as at and for the years ended August 31, 2011, 2010 and 2009 and 2008, the two month transition period ended August 31, 2007 and the year ended June 30, 2007. Our audited consolidated financial statements as at August 31, 2009 and 2008, and for the year ended August 31, 2008, the two month transition period ended August 31, 2007 and the year ended June 30, 2007 are not included in this annual report, but have been filed with the SEC.

Our audited consolidated financial statements as at August 31, 2011 and 2010, and for the years ended August 31, 2011, 2010 and 2009 are included in this annual report and have been prepared in accordance with Canadian GAAP, and all dollar amounts set out in these financial statements are presented in Canadian dollars. Refer to Note 26 of our audited consolidated financial statements for the years ended August 31, 2011, 2010 and 2009 in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and notes thereto, as well as the discussion and analysis set forth under “Information on the Company” and “Operating and Financial Review and Prospects”.

On September 1, 2008, we changed our reporting currency from U.S. dollars to Canadian dollars to match our functional currency.

On June 26, 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw, our major subsidiary, and the fiscal year end commonly used in the education industry.

We acquired Sprott-Shaw, our major subsidiary, in December 2007.  In March 2010, we acquired through the KGIC Colleges, substantially all of the operating assets and assumed certain liabilities of KGIC, which operates in the education services business.  Accordingly, the selected financial data set out below may not be comparable from period to period. See “Information on the Company - Overview” for more information on our acquisitions. The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and notes thereto, as well as the discussion and analysis set forth under “Information on the Company” and “Operating and Financial Review and Prospects”.

Canadian GAAP

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008	Two Months Ended August 31, 2007	Year Ended June 30, 2007
Consolidated Income Statement Data (1)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Revenues	58,575,126	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448
Direct costs	21,430,791	20,670,302	16,234,348	12,067,789	547,266	4,587,634
Other expenses	41,216,072	33,669,709	27,731,472	22,625,691	1,152,735	5,839,938
Income (loss) from operations	(4,071,737)	1,614,841	585,138	(3,532,201)	(533,232)	(1,124,124)
Other income (expenses)	(6,470,385)	(3,027,643)	193,213	(1,124,461)	(148,031)	1,729,392
Income (loss) before income taxes	(10,542,122)	(1,412,802)	778,351	(4,589,071)	(681,263)	605,268
Income tax recovery (provision)	894,623	2,365,055	(285,241)	(351,432)	(32,508)	(243,684)
Non-controlling interests	(443,565)	(369,883)	(477,103)	(109,155)	65,334	(58,294)
Net income (loss)	(10,091,064)	582,370	16,007	(5,049,678)	(648,437)	303,290
Basic and diluted earnings (loss) per share	(0.15)	0.01	0.00	(0.09)	(0.01)	0.01

(1) We have not declared any dividends during the periods presented.

U.S. GAAP

Consolidated Income Statement Data (1)	Year Ended August 31, 2011 (C$)	Year Ended August 31, 2010 (C$)	Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)	Two Months Ended August 31, 2007 (C$)	Year Ended June 30, 2007 (C$)
Revenues	58,575,126	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448
Income (loss) from operations	(4,071,737)	1,614,841	585,138	(3,532,201)	(533,232)	(1,124,124)
Net income(loss)	(10,211,769)	273,599	16,007	(5,905,655)	(648,437)	158
Basic and diluted earnings (loss) per share	(0.15)	0.01	0.00	(0.10)	(0.01)	(0.01)

(1) We have not declared any dividends during the periods presented.

Canadian GAAP

Consolidated Balance Sheet Data	As at August 31, 2011 (C$)	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)	As at August 31, 2008 (C$)	As at August 31, 2007 (C$)	As at June 30, 2007 (C$)
Current assets	16,577,428	24,523,282	22,015,521	18,393,197	17,732,653	15,232,534
Current liabilities	21,179,327	26,359,720	21,574,878	18,217,681	5,058,432	2,685,972
Working capital (deficit)	(4,601,899)	(1,836,438)	440,643	175,516	12,674,221	12,546,562
Other assets	24,583,006	30,446,056	25,506,171	25,424,368	6,594,395	6,072,375
Total assets	41,160,434	54,969,338	47,521,692	43,817,565	24,327,048	21,304,909
Capital lease obligations	249,132	222,810	291,220	176,143	65,370	68,513
Long-term debt	34,232	36,724	44,327	10,322	3,265,594	3,212,756
Non-controlling interests	1,238,271	1,327,126	1,198,606	1,345,065	1,043,996	653,982
Total liabilities and non-controlling interests	23,363,064	27,946,380	24,850,638	21,322,758	9,433,392	6,621,223
Share capital	48,182,766	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807
Shareholders’ equity	17,797,370	27,022,958	22,671,054	22,494,807	14,893,656	14,683,686
Number of common shares outstanding	71,949,344	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073

U.S. GAAP

	As at August 31, 2011	As at August 31, 2010	As at August 31, 2009	As at August 31, 2008	As at August 31, 2007	As at June 30, 2007
Consolidated Balance Sheet Data	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Total assets	40,881,372	54,690,276	47,521,692	43,817,565	24,327,048	21,511,074
Total liabilities and non-controlling interests	22,275,207	26,648,963	23,652,032	19,977,691	9,638,785	6,824,450
Share capital	48,182,766	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807
Shareholders’ equity	18,606,165	28,041,313	23,869,660	23,839,874	14,688,263	14,686,624
Number of common shares outstanding	71,949,344	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073

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

Although we have had profitable quarterly and annual periods in the past, we experienced losses for the year ended August 31, 2011 and it is possible we will experience losses in the future. In addition, we expect that our operating expenses and business development expenses will increase as we enroll more students, acquire new schools and continue to expand our program offerings through our acquisitions. As a result, there can be no assurance we will be able to generate sufficient revenues to maintain profitability.

Our education business expansion plans are currently focused on establishing Global Learning Network Center classrooms (“GLN Centers”) at institutions overseas where we have established partnerships, which is an unproven business model.

Our focus on delivering programs and courses to students overseas has been to establish partnerships with overseas education institutions where we set up GLN Centers with video-conferencing technology. Sprott-Shaw, KGIC and CIBT then deliver their programs to overseas students at the remote GLN Centers from our studios located in Vancouver and Beijing, which streamlines our course offerings, generates economies of scale by reducing our overhead costs and we believe provides us with a competitive advantage by allowing us to offer a western style education, which is in high demand, to students in their home countries at a comparatively lower cost than establishing physical centers and hiring North American and European instructors to teach overseas. For our year ended August 31, 2011, we taught several classes using the GLN Centers and our management expects further use of the network in the current fiscal year. However, if students do not accept this new method of education, or technological advances become too costly to implement within our existing infrastructure, we may be forced to deviate from or change our business model and revenues generated from our education business may be adversely impacted.

Delivering programs and courses through our GLN Centers exposes our schools to the risk of infringement of their intellectual property rights and to potential theft of their course content and materials.

The programs and courses delivered by our schools through our GLN Centers to students overseas are susceptible to theft by third parties and may result in the infringement of the intellectual property rights of our subsidiary schools. Technology exists to allow third parties to gain unauthorized access to video conferencing calls, and to course materials we make available to our students online. Although we have implemented sophisticated third party software that provides security to protect against unauthorized access, and we plan to continually upgrade our security software in step with changing advances in technology, we may be required to take further precautions in the future, which may be costly and time consuming to implement.

Despite our efforts, the risk of breach cannot be completely eliminated. For example, the security software we utilize may be unable to stay ahead of changing methods to breach such software. Policing unauthorized access to our technology and theft of our program and course content could prove to be costly if we are forced to pursue litigation to prevent unauthorized use of stolen program or course content. This could divert the attention of our management or materially disrupt the conduct of operations of our subsidiary schools, which may in turn impact our revenues, financial condition and results of operations.

If we are not able to continually enhance our online courses and services and adapt to rapid changes in technological demands and student needs, we may lose market share and our business could be adversely affected.

Widespread use of the Internet, video-conferencing and other technologies for educational delivery purposes is a relatively recent occurrence, and the market for live course and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. A portion of our revenues is derived from online courses and services. As such, we must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in the online education industry. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks. We may be unable to use new technologies effectively and we may fail to adapt to changes in the online video conferencing education market on a timely and cost-effective basis. We began offering online video conferencing courses in September 2008 through a GLN teaching studio located in Beijing, China and since that time we have expanded our teaching facilities with a GLN teaching studio built in Vancouver, Canada in March 2011. However, if improvements to our online video conferencing offerings and technologies are not implemented on an ongoing basis, there are systems interruptions or our technologies and video conferencing offerings are not aligned with student expectations or preferences, our enrollment levels may be negatively affected, which may have an adverse impact on our profitability.

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We estimate that we will require approximately $1,000,000 in order to carry out our expansion plan for fiscal 2012.  This may require additional financing. We had cash and cash equivalents of approximately $6,456,568 and a working capital deficit of approximately $4,601,899 as of August 31, 2011.  We plan to obtain the necessary additional funds from the sale of our securities or loans, if required.  However, there can be no assurance that we will obtain the financing required, or at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  Expending our cash resources on expansions could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

Historically, we have funded our operations primarily from the proceeds of share issuances.  However, our ability to obtain additional financing is subject to a number of factors, including market conditions and their impact on the market price of our common shares, the downturn in the global economy and resulting impact on stock markets and investor sentiment, our competitive ability, investor acceptance of our business or our expansion plan, and the political and economic environments of countries where we are doing business.  These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us.  If we are unable to raise additional financing, we will have to significantly reduce, delay or cancel our planned expansion activities.  We cannot assure you that we will have sufficient resources to successfully conduct our expansion, or that we will be able to obtain any additional funding required, in which event we may not be able to continue our expansion or our expansion plan may fail.  There can be no assurance that we will achieve our plans, or any of them.

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, directly or through our subsidiaries CIBT, Sprott-Shaw or the KGIC Colleges, as vehicles to acquire new campuses or schools to expand our education business in China and other countries.  We are always seeking out new business acquisitions, partnership opportunities and joint ventures to expand our operations.  Our management is unable to predict whether or when any other future strategic transactions will occur, including identifying suitable acquisition targets, partnership opportunities or joint venture partners, or the likelihood of any particular transaction being completed on terms and conditions that are favorable to us.

Acquisitions, joint ventures or other strategic transactions may present financial, managerial and operational challenges, including but not limited to maintaining the consistency of our teaching quality and our culture to ensure that our brand recognition does not suffer.  We may be exposed to successor liability relating to prior actions involving a predecessor company, or contingent liabilities incurred before a strategic transaction.  Liabilities associated with an acquisition or a strategic transaction could adversely affect our financial performance.  Any failure to integrate new businesses or manage any new alliances successfully could adversely affect our reputation and financial performance.

The operations of any businesses acquired by us are subject to their own risks, which we may not be able to manage successfully.

The financial results of any businesses acquired by us may be subject to many of the same factors that affect our financial condition and results of operations, including the seasonal nature of the education business, exposure to currency exchange rate fluctuations, the competitive nature of the market or markets in which the acquired business operates, fluctuating levels of enrollment and regulatory, legislative and judicial developments.  The financial results of any businesses acquired could be materially adversely affected as a result of any of these or other related factors, which we may not be able to manage successfully, and which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.

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

We plan to pursue a number of different strategies to expand our operations, including acquiring existing education institutions that align with our business plan, exporting our Sprott-Shaw and CIBT programs to Asia, expanding our network of agents who recruit students on our behalf, importing international students to Canada who will pay higher international fees, thereby generating more revenues than domestic students, enhancing our infrastructure in China and Canada, and expanding our presence worldwide through a combination of acquiring other businesses with established campuses or entering into joint ventures or partnerships with other educational institutions to expand the number of our GLN Centers.

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

Sprott-Shaw’s students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, our enrollment and/or collection of student billings may suffer, causing revenues to decline. As a result, we are indirectly dependent upon and affected by government-funded financial aid programs that may be available to our students. The student loan lending criteria within British Columbia, Canada has become more stringent over the twelve months ended August 31, 2011. To align its operations with the new guidelines, Sprott-Shaw has modified its marketing and recruitment policies and shut down unprofitable campuses that have high rates of student loan defaults.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the individual in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of our students to enroll in our programs and if such tax credits were to be eliminated or reduced, our enrollment levels may decline, which could result in a decrease in our revenues.

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

As of August 31, 2011, approximately 54% of Sprott-Shaw’s students received a form of government student financial assistance.  Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. Sprott-Shaw employs a manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, Sprott-Shaw’s head office and StudentAid BC each conducts semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that our campuses will be certified in the future or will maintain their existing certifications.  See “Operating and Financial Review and Prospects – Uncertainties of Government Policies” for more information on the certification process.

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

If we fail to develop and introduce new courses, services and products that meet our students’ expectations, our competitive position and ability to generate revenues may be materially and adversely affected.

Our core business is centered on providing our education programs and training services in Canada and in urban communities in China, the Philippines and other overseas areas where our subsidiary schools operate. As the growing trend toward urbanization is expected to result in more people seeking job and career advancement opportunities in urban areas, we may have to develop new courses, services and products to remain competitive and generate revenues.  Unexpected technical, operational, logistical, regulatory or other problems could delay or prevent the introduction of one or more new programs or services.  Moreover, we cannot assure you that any of these programs or services will match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate the desired level of income.

An increase in interest rates could adversely affect our ability to attract and retain students.

Some of our students finance their education through private loans that are not subsidized. If our students’ employment circumstances are adversely affected by regional, national or global economic downturns, they may be more heavily dependent on student loans. Interest rates have reached relatively low levels in recent years, creating a favorable borrowing environment for students. However, in the event interest rates increase, our students may have to pay higher interest rates on their loans. Any future increase in interest rates will result in a corresponding increase in educational costs to our existing and prospective students, which could result in a significant reduction in our student population and revenues.

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

Our business is seasonal in nature. Sprott-Shaw and CIBT receive the bulk of their cash flows at the beginning of each new school term.  KGIC’s cash flows are received primarily in June due to the increase in student enrollments in its summer camp programs. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Changes in our total student population may influence our quarterly results of operations.  Our student population varies as a result of new student enrollments, graduations and student attrition.

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

The continued success and growth of our business depends upon recognition of our “CIBT”, “Sprott-Shaw”, and “KGIC” brands.  If we are not able to maintain and enhance our brands, our business and operating results may be harmed.

We believe that our history of successful operations and innovative course offerings such as our 1+1 master’s degree and 2+2 bachelor’s degree programs and English as a Second Language (“ESL”) programs have increased recognition of our “CIBT”, “Sprott-Shaw” and “KGIC” brands and create a competitive advantage for us in our key markets.  In the future, we will need to build upon this brand recognition to continue to attract potential students in the face of increased competition in the private education markets in Canada, China and other markets in which we operate.  As we continue to expand our operations, maintaining the quality of our teaching and program offerings may be difficult to achieve.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, NYSE Amex, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified directors to sit on our board of directors (“Board of Directors”), particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We may be negatively affected by increased operating costs as a result of KGIC’s unionization.

KGIC is currently in negotiation with a union representing approximately 40 ESL teachers from KGIC. Discussions have not been concluded at this time and it is expected that reaching an agreement may take 3 to 6 months. When an agreement is reached, if any, we could be negatively impacted by increased operating costs, which could have a material adverse effect on our results of operation and financial condition. Assuming a bargaining agreement with the teachers union is reached, the net increase to payroll expenses forecast by management at this time would not be significant on a consolidated basis.

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

Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F.  In addition, our independent registered public accounting firm may in the future have to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting if we qualify as an “accelerated filer” or “large accelerated filer”, as such terms are defined in the Exchange Act and the general rules and regulations thereunder. Our management has in the past and may in the future conclude that our internal control over financial reporting is not effective.  In the process of documenting and improving our controls over financial reporting in the last three years, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting, including ineffective control over the financial reporting of recently acquired subsidiaries; insufficient numbers of accounting and finance staff to service our business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of our consolidated financial statements. We are currently in the process of rectifying these deficiencies. In addition, other internal control issues may be discovered in the future which we may not be able to fully rectify.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion if required in the future.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our common shares.

We may be negatively affected by the recent global financial market and economic crisis.

The ongoing global financial crisis has adversely affected the Canadian, United States and other world economies.  To address the global financial crisis, the Chinese government adopted increasingly flexible macroeconomic policies, including an announced fiscal stimulus package, aimed at offsetting the slowdown brought about by the global financial crisis, and, as a result, China’s overall economy continued to grow rapidly.  However, due to, among other things, concerns about inflation and the development of a bubble in China’s housing market resulting from the fast pace of growth of its economy, the government of China in 2010 and 2011  increased interest rates, which could negatively impact China’s overall economy. In addition, the ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in credit markets, a low level of liquidity in many financial markets and increased volatility in credit and equity markets.  If these conditions continue or worsen, our cost of borrowing may increase and it may become more difficult to obtain financing for our operations or investments, which may adversely affect our business operations and implementation of our growth strategy.

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

The value of the renminbi (“RMB”) against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy.  On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar.  Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies.  This change in policy has resulted in a depreciation of the RMB against the Canadian dollar during the year ended August 31, 2011.  It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar.  We can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

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

Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange, or “SAFE”, by complying with certain procedural requirements.  However, approval from appropriate government authorities is required when RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.  The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.  The foreign exchange control system may prevent us from obtaining sufficient foreign currency to satisfy our demands, which may adversely affect our business and development.

The SAFE restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our Chinese subsidiary to obtain financing.

A significant amount of our revenues and operating expenses are denominated in RMB.  Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in RMB to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.  Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements.  Our Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions”, which principally includes investments and loans, generally requires the approval of SAFE and other relevant Chinese governmental authorities.  Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our Chinese subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

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

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.”  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-Chinese listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

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

The following permits and licenses we previously obtained have expired: our joint programs between CIBT and Western International University (“WIU”) expired on April 1, 2008; and between CIBT and ITT Educational Service expired on August 31, 2007.  Our Boeing MBA program in cooperation with City University expired on June 1, 2007.  Also our regular MBA program in cooperation with City University was terminated in October 2010.

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

Chinese regulators have broad powers to regulate the tuition and other fees charged by schools and, as a result, can adversely impact the fees we receive from the provision of our services.  While China’s regulatory framework provides that investors in private schools are entitled to receive a “reasonable return” on their investment, there is no clear guidance in law as to what this term means.

We must comply with China’s extensive regulations on private and foreign participation in the education sector.  Although our corporate structure and business are designed to comply with the limitations on foreign investment and participation in the education sector, we cannot assure you that we will not be found to be in violation of any current or future Chinese laws and regulations.

According to the new company law of the People’s Republic of China (“PRC”) enacted January 1, 2006, the PRC corporations shall have a board of supervisors or a supervisor in addition to a board of directors.  Our two subsidiaries in China, Beijing Fenghua Education Consulting Co., Ltd. and Weifang Jiahua Education Consulting Co., Ltd., currently have no supervisor or board of supervisors. Therefore, the State Administration of Industry and Commerce (“SAIC”) may request that either or both of the two subsidiaries revise their articles of association and establish a board of supervisors when they apply for renewal of their business licenses with the SAIC in the future.

According to the regulations on “Chinese-foreign Cooperation in Running a School” and the “Rules on Administration of Private Non-enterprise Unit Registration”, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the Ministry of Education (“MOE”), a central state government authority in charge of foreign cooperation, or a certificate of Chinese-foreign cooperation in running a school from the provincial government. One of our subsidiaries, Beihai International College of Weifang University (“Beihai Weifang School”) is operating as a Chinese-foreign cooperative joint venture school without legal person status according to an official confirmation letter issued by the People’s Government of Shandong Province on December 31, 2004. Beihai Weifang School has since obtained its approval to operate as a Chinese-foreign cooperative joint venture school from the Shangdong provincial government.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our programs and services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to participate in our educational services, which in turn could reduce our revenues.

Although the Chinese economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through the allocation of resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or the prospects of the education market, which could harm our business.

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

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have negative effects on our business and results of operations. In addition, China has tumultuous relations with some of its neighbors, including India, and a significant further deterioration in such relations could have negative effects on the Chinese economy and lead to changes in governmental policies that could be adverse to our business interests.

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

We are heavily dependent on facilities and services provided by certain of our third party service providers, which we refer to as “educational service providers”, in China and the U.S. Since June 2007 we have started to establish mini-campuses, or “CIBT GLN Centers” to deliver our programs via video conferencing.  We plan to continue to establish teaching locations in China in 2012, so we will be heavily dependent on facilities provided by certain third party universities or colleges, or “CIBT Center Facility Providers”, to set up our CIBT GLN Centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT Center Facility Providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers and CIBT Center Facility Providers. If we lose our current educational service providers and CIBT Center Facility Providers, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect our operations.

Due to various restrictions under Chinese laws on the distribution of dividends by our Chinese operating companies, we may not be able to pay dividends to our stockholders.

The Wholly-Foreign Owned Enterprise Law (1986), as amended and the Wholly-Foreign Owned Enterprise Law Implementing Rules (1990), as amended and the Company Law of the PRC (2006) contain the principal regulations governing dividend distributions by wholly foreign owned enterprises. Under these regulations, wholly foreign owned enterprises (“WFOE”), may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.  Additionally, a WFOE is required to set aside a certain amount of its accumulated profits each year, if any, to fund certain reserve funds.  These reserves are not distributable as cash dividends except in the event of liquidation and cannot be used for working capital purposes.

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

Operating Risks

The slowdown of economic growth in Canada, China and elsewhere has and may continue to negatively affect our profitability and growth.

The economic downturn has reduced the demand for premium program offerings by students in China. As a result, CIBT’s revenue declined in the year ended August 31, 2011, and the company transitioned out of its premium programs that were offered jointly with Beijing University of Technology (“BJUT”). The ongoing economic downturn may continue to have a material adverse impact on the demand for enrollment in all of our programs, not solely our premium offerings, which could in turn adversely impact our business and profitability. The Chinese economy has recently showed signs of retraction. If the economy of China begins to slow significantly, unemployment levels could increase which may impact the ability of our graduates to secure positions in the workforce, negatively impacting future enrollment levels.

In Canada, the economic downturn has impacted revenues for Sprott-Shaw, which also declined in the year ended August 31, 2011 as a result of, among other factors, reduced levels of enrollment. The economic downturn may continue to impact the demand for the educational programs offered by Sprott-Shaw. There is also no guarantee that KGIC’s revenues will not be impacted by economic conditions in the future. KGIC’s revenues increased as economies of scale and synergies were achieved by combining its operations with those of Sprott-Shaw, and as a full 12 months of operations were included in the results for the year ended August 31, 2011, compared to only five and a half months included in the year ended August 31, 2010. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. Decreases in revenues generated by any of our subsidiaries due to the economic climate could materially adversely affect our results of operations, financial condition and cash flows.

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

The success of our business will depend on the management skills of Toby Chu, our President and Chief Executive Officer, Patrick Dang, President of Sprott-Shaw, Sung Sub Lim, President of the KGIC Colleges and the relationships they and other key personnel have with educators, administrators and other business contacts they have in North America and abroad. The loss of the services of any of our key personnel could impair our ability to successfully manage our domestic and international business. We also depend on successfully recruiting and retaining qualified and experienced managers, sales persons and other personnel who can function effectively in Canada and abroad. In some cases, the market for these skilled employees is highly competitive. We may not be able to retain or recruit such personnel on acceptable terms to us, which could adversely affect our business prospects and financial condition.

Our success depends, in part, on our ability to keep pace with changing market needs.

Our success depends primarily on the number of students enrolled in our courses and the amount of course fees such students are willing to pay. Our ability to continue increasing our student enrollment levels without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and to respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our financial condition, results of operations and cash flows could be materially adversely affected.

The American Hotel and Lodging Association Educational Institute (“AHL-EI”) may not renew their agreement with us, which could materially adversely affect our results of operations and financial condition.

CIBT is the sole distributor of a license to the educational programs created by AHL-EI which it acquired from a third party in 2008 by way of assignment, and has sublicensed to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and education consulting companies. The licenses range in term from two years or until terminated by the parties in accordance with the terms of the licenses.  Our license with AHL-EI expires in December 2012. In exchange for a nominal licensing fee, we are able to offer the AHL-EI curriculum to our students through certain of programs offered by our subsidiary schools. Students enrolled in courses based on the AHL-EI curriculum purchase course materials prepared by AHL-EI, thereby generating revenues for AHL-EI. Although our management does not anticipate we will encounter any difficulties with renewing the license, there can be no assurance that we will be able to renew or what the cost of renewal will be. If we are unable to renew this license, it is likely that enrollment levels at certain of our centers and other locations would decline, which would result in a decrease in revenues unless we are able to secure another license with an equally well-regarded but different provider of hotel and tourism management programs.

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

Multimedia and advertising companies, in general, are dependent upon economic conditions.  Historically, advertising revenues have increased with the beginning of an economic recovery, principally with increases in advertising by the banking, financial, insurance and securities industries.  Decreases in advertising revenues have historically corresponded with regional or national recessionary conditions.  Advertising revenues from the real estate industry constituted a significant portion of IRIX’s overall revenues.  A reduction in demand for advertising in the real estate and other industries could result from a decline in economic conditions and thus a decline in the amount spent on advertising in general.  As a result, the results of operations of IRIX may be adversely impacted by a decline in economic conditions.

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

The issuance of shares upon the exercise of options may result in dilution to the interests of other stockholders.  As of August 31, 2011, there were outstanding options to purchase 2,865,000 shares of our common stock at exercise prices ranging from $0.42 to $1.53 per share, with expiry dates ranging from January 21, 2012 to March 1, 2016. A total of 1,753,000 outstanding options were exercisable as at August 31, 2011. As of August 31, 2011, there were outstanding warrants to purchase 2,756,833 shares of our common stock at an exercise price of $0.35 per share, expiring on June 29, 2014 and July 11, 2014; all of these outstanding warrants were exercisable as at August 31, 2011. If all outstanding options and warrants were exercised, our issued and outstanding share capital would increase by 5,621,833 shares, or approximately 7.8% based on 71,949,344 shares of our common shares outstanding as of August 31, 2011. This would result in an immediate dilution to our existing shareholders.  Conversion of the outstanding options and warrants may also depress the price of our common shares, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

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

We do not expect to be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our current taxable year ending August 31, 2011.  However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year).  Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  The market value of our assets generally will be determined based on the market price of our common shares, which is likely to fluctuate.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise.  If we were treated as a PFIC for any taxable year during which a U.S. person held a common share or common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person.  See “Item 10E.Taxation—U.S. Federal Income Tax Consequences – Additional Rules that May Apply to U.S. Holders”.

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

ITEM 4.  Information on the Company

We were incorporated on November 17, 1986 under the Business Corporations Act (British Columbia).  Our common shares are listed for trading in the United States on the NYSE Amex and in Canada on the Toronto Stock Exchange, under the symbol “MBA”.  Our common shares were listed for trading in Canada on the TSX Venture Exchange until May 26, 2010, when they were listed for trading on the Toronto Stock Exchange.  Our fiscal year end is August 31st.  We changed our name from Capital Alliance Group Inc. on November 14, 2007.

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

In addition, we hold a 51% interest in IRIX, a multimedia service and advertising agency located in Vancouver, British Columbia, Canada, with a niche in providing advertising services to the Asian market.

We generate revenues mainly from tuition fees from our education and training business in China and Canada. A small portion of our revenues are generated from service fees of IRIX’s graphic design and advertising business. CIBT generated approximately 13% of our revenue in the 2010 fiscal year and approximately 7% in the 2011 fiscal year. Sprott-Shaw represented approximately 66% of our revenue in the 2010 fiscal year and 52% of revenue in the 2011 fiscal year. KGIC represented approximately 18% of our revenue in the 2010 fiscal year and 37% of our revenue in the 2011 fiscal year. Our strategy is to continue offering our current programs, update and develop new programs, and continue to evaluate cost cutting and consolidation activities. We currently have approximately 5,126 students in 55 locations (inclusive of campuses, CIBT Global Learning Network centers (“GLN Centers”) and licensees). On an annual basis we educated 11,301 students throughout the fiscal year. We have obtained all approvals from the Chinese authorities to conduct our education business in China and all approvals/accreditations from Canadian authorities to conduct our education business in Canada. There are a number of risk factors, described in detail under the section “Risk Factors” in this annual report, which may adversely affect our ability to begin and sustain profitable operations.

The following table sets forth certain information relating to our subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	100%
Provide education and training services primarily in China through our CIBT GLN Centers, CIBT Beihai International College, CIBT Wyotech Automotive Institute, CIBT-BJUT School of Business and Tourism Training Institute

Sprott-Shaw	December 7, 2007	British Columbia, Canada	100%
Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and provider of education and training services primarily in Canada and parts of Asia

KGIC Business College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide business education and training services in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provide English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia, Canada	51%	Provide graphic design, marketing and advertising services in Canada, Hong Kong and the U.S.

A.  History and Development of our Company

Since the beginning of our last completed fiscal year we have conducted the following:

In September 2010, we announced plans to establish a full scale job placement call center in Manila, Philippines to seek out potential employers for our students. As of March 30, 2011, we successfully placed 1,743 students in employment positions in the Greater Vancouver Area and 1,116 students in Asia. The call center also resulted in 33 Sprott-Shaw graduates being hired for permanent positions in the Greater Vancouver Area, and 29 graduates in Asia. Graduates utilizing this service secured positions in the fields of health care, business administration and community support.

In October 2010, we launched our global learning center platform, a video-conference based learning platform and education distribution network that has provided CIBT and its Asia-based academic partners with the ability to distribute Western education programs globally from a centralized location by utilizing real-time video conferencing technology. Our courses are taught from our teaching studios located in Beijing, China (opened in October 2010) and Vancouver, Canada (opened in March 2011). From the launch in October 2010 to the end of 2011, we have established a Global Learning Network (“GLN”) of over 26 GLN Centers through partnerships with other institutions where we broadcast our courses to students. Our GLN Centers are located primarily in emerging Asian countries, including China, South Korea, Vietnam, the Middle East and the Philippines. The infrastructure has facilitated the creation of a live, interactive learning environment and allowed us to increase our enrollment capacity by leveraging our existing resources.

In October 2010, we entered into an agreement with Northeastern State University (NSU) in Oklahoma to establish a global learning center at NSU’s campus and agreed to work towards offering transfer credits and exchange programs to allow our students to further their studies at NSU.

In November 2010, we entered into agreements with additional institutions in China to expand our hotel and tourism course offerings, including providing the AHL-EI program, hotel management programs, hospitality English training programs and 2+2 degree programs in hospitality management.

In November 2010, Sprott-Shaw entered into agreements with certain state owned universities in Vietnam to provide English language and medical English training, allied health and travel tourism management programs, and student recruitment initiatives for studying in Canada.

In January 2011, we announced entry into an agreement with Open University of China (OUC) to launch a series of international hotel management education and training programs through OUC’s education system in China.

In February 2011, we announced that certain Sprott-Shaw course offerings were included in a pilot project jointly launched by the Government of British Columbia and Citizenship and Immigration Canada that offers Post-Graduation Work Permits to international student graduates from a select list of post-secondary institutions in British Columbia, further limited to only certain qualified course offerings at such selected institutions. The programs allows graduates of the qualified programs to apply for work permits equivalent in length to the duration of the qualified program.

In February 2011, we signed an agreement with Southpointe Academy, a private elementary and high school located in Delta, British Columbia, to act as the school’s exclusive recruiter of international and expatriate students. We have also agreed to co-develop academic preparation programs that we will launch overseas, designed to prepare prospective applicants for Southpointe Academy’s vigorous pre-entrance examinations and programs at the grade 10 to 12 level. We earn all tuition fees for each student we recruit for the academic preparation programs and a portion of the tuition fees for each student we recruit for enrollment at Southpointe Academy.

In April 2011, we announced the launch of a GLN Center classroom at Yunnan Open University, a division of the Open University of China, offering an English Teacher Certification program (“TESOL”) and Hotel and Hospitality Management training.

In April 2011, we announced the entry into a joint cooperation agreement with the Yunnan International Exchange Center, a subsidiary of the Yunnan Provincial Department of Education, to cooperate on establishing a GLN Center classroom at the Yunnan International Exchange Center, as well as to recruit students to study at our subsidiary schools in Canada.

In June 2011, we entered into an agreement with Zhejiang University, located in the city of Hangzhou, Zhejiang Province, to jointly launch programs in English Language Training and Hospitality Management, with the educational content to be provided by KGIC and the AHL-EI licensed curriculum.

In July 2011, we completed a non-brokered private placement and raised $817,000 by issuing a total of 2,723,333 units at a price of $0.30 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one common share for a three year period at a price of $0.35. The financing was undertaken with several purchasers, including institutional and accredited investors, in two tranches.  We paid a finder’s fee of $10,050 in cash and issued a finder’s warrant for the purchase of 33,500 common shares exercisable for a three year period at a price of $0.35 per share in connection with the private placement. The proceeds were earmarked for business development, potential acquisition opportunities and general working capital purposes.

In July 2011, we entered into agreements with Guangzhou University and Zhaoqing University, located in the Guangdong province of China, to establish GLN Center classrooms within each university’s campus and offer the following programs: Pre-Masters degree, TESOL, Tourism and Hospitality Management, Overseas Study Preparation, and Hotel Industry English programs. The GLN Center within Guangzhou University’s Higher Education Mega Center located in Guangzhou, China was completed in January 2012.

In July 2011, Mr. Derek Feng joined our board of directors and Mr. David Warnock resigned. Mr. Feng held a number of executive level positions with various subsidiaries of General Electric Company from 1999 to 2006, as further described in his bio under “Item 6, Directors, Senior Management and Employees – Directors and Senior Management”.

In July 2011, we entered into an agreement with Hebei Normal University Foreign Language College to jointly establish and offer educational programs in both English Language Training and Hotel and Tourism Management through our GLN Center classroom established at Hebei’s campus located in Hebei, China.

In July 2011, we entered into an agreement with Henan Radio and Television University, a member of the Open University of China, to jointly offer educational programs in Hotel and Tourism Management by establishing a GLN Center classroom at Henan Radio and Television University, located in Henan Province, China.

In August 2011, we announced that Sprott-Shaw entered into an agreement with the Certified General Accountants Association of British Columbia that will allow Sprott-Shaw’s Bachelor of Business Administration graduates to receive credit recognition for four out of the five levels required to complete the Certified General Accountant designation.

In August 2011, we entered into an agreement with Hunan Radio and Television University, a member of the Open University of China, to jointly offer Hotel and Tourism Management Programs by establishing a GLN Center classroom at Hunan Radio and Television University’s campus located in Hunan Province, China.

In October 2011, we announced our launch in collaboration with the Open University of China of a Hospitality Management Program, allowing North American students to learn Chinese, earn a hospitality diploma or certificate from AHL-EI and complete a six month internship at 5-star hotels in China with pay and room and board provided.

In November 2011, we announced the launch of AHL-EI programs for hotel industry professionals in Hainan Province, China.

In January 2012, we announced that we entered into an agreement with the Canadian Institute of Education to establish a GLN Center offering Sprott-Shaw’s business and healthcare programs and KGIC’s English language programs to students in the northern provinces of Iraq. The Canadian Institute of Education has also agreed to recruit students in Iraq for Sprott-Shaw and KGIC. Students will complete a portion of their studies in Iraq and then transfer to Sprott-Shaw or KGIC’s campuses to further their education and obtain work experience in Canada before returning to Iraq.

In February 2012, we announced an agreement with Beijing Language and Culture University to establish a GLN Center within the university’s Beijing campus. The GLN Center will deliver AHL-EI hospitality programs and KGIC language programs. The agreement also provides for students to transfer to KGIC and Sprott-Shaw for further studies.

Over the next twelve months, our plans are to:

●	further integrate the assets and personnel of KGIC into our operations, especially KGIC’s network of international recruiting offices and agents;

●	integrate any other assets or businesses acquired into our operations;

●	continue to consolidate and streamline the operations of CIBT, Sprott-Shaw and KGIC;

●	continue building a network of new GLN Centers in additional Asian cities;

●	increase revenues by increasing student enrollments at our campuses and CIBT center locations;

●	expand the presence of Sprott-Shaw and KGIC in Asia through its CIBT GLN Centers;

●	enhance our product offerings by increasing our focus on the college preparation market and implementing a new Certified General Accountant program combined with a Bachelor degree in Canada and Asia;

●
increase the number of English language students at KGIC (and all of our other schools) who subsequently enroll in certificate or degree-granting, programs at Sprott-Shaw and other schools within our system;

●
continue to develop closer marketing and cross-selling relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaw’s Canadian campuses to study;

●	maintain strong relationships with our CIBT center and campus location facility and educational service providers, as well as with the Chinese authorities; and

●	continue to promote our businesses and brands.

Over the twelve months ending August 31, 2012, we estimate our expansion expenses will be approximately $1,000,000. We had cash and cash equivalents of approximately $6,456,568 and a working capital deficit of approximately $4,601,899 as of August 31, 2011. Therefore, we may need additional capital to fully carry out our proposed expansion plan. There can be no assurance that we will be able to obtain any additional financing required.  If we are not able to obtain additional financing, we may be required to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Capital Expenditures

Our capital expenditures in aggregate for the past three fiscal years starting September 1, 2008 were $2,778,617, excluding acquisitions, and related primarily to the purchase of property and equipment and leasehold improvements.  In addition, capital expenditures currently in progress relate to the same activities.  In fiscal 2011, we expended a total of $488,247 to purchase property and equipment.

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

Our goal is to become the leading provider of western-style education in China and Asia, and the largest importer of students to study in Canada.

We deliver our education programs and training services in Canada, China and other countries by ways of:

(a)	Traditional Campus settings (that we call “campuses”);

(b)	Mini-campuses, or Centers, located in urban & remote locations (that we call “centers”);

(c)
GLN Centers located in partner institution campuses (where we enter into arrangements with other educational institutions and organizations in China, Canada and other countries in order to construct a facility within the partner institution’s facility to offer our curriculum and courses using video-conferencing technology);

(d)
Joint Program Schools (where we enter into arrangements with other educational institutions and organizations in China, Canada and other countries in order to share their facilities, resources and programs under a revenue sharing arrangement);

(e)
International recruiting offices (which house our recruitment personnel and marketing agents in foreign countries, which personnel recruit international students and provide student services to support them); and

(f)	Corporate offices (where administrative functions take place).

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

For a breakdown of our physical locations as at August 31, 2011, please see Table 1 below.

Table 1:

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
	Full scale teaching facility	Small scale teaching facilities	Programs offered at other academic institutions.	International marketing and recruiting offices	Headquarters and administrative offices
CIBT	4	4	22	0	3	33
Sprott-Shaw	13	5	2	0	1	21
KGIC Colleges	8	0	0	4	0	12
TOTAL	25	9	24	4	4	66

Our target students for our schools are recent high school graduates or adult persons working in urban centers.  We believe that our core educational programs in business, hotel and tourism management, and healthcare represent large and growing markets with attractive employment opportunities.

We are a fully integrated provider of educational programs and services.  We offer a wide range of education programs and training courses, including: college preparation courses, English language training and certification courses, and diploma and degree programs in business, healthcare, hotel management, information technology, automotive technical training, and corporate executive training.  We are the largest trainer of practical nurses in Canada and also offer these programs in other countries.  In addition, we offer bachelor’s of business administration programs in China and Canada. We create our own education programs and training services and also offer programs created by other institutions at our campuses and other locations.  We seek to achieve continued growth in a manner that reinforces our reputation for providing high-quality career-oriented educational programs that advance the careers of our students.  We teach our classes primarily in English and Chinese, and we have a strong track record for placing our students with multinational corporations in China and other countries.

In fiscal 2011, we added a new program offering, the Hotel Management program offered by CIBT, and we discontinued a number of program offerings, including the Russian program offered by CIBT in China at the BJUT campus, and the ESL program offered by Sprott-Shaw. The Russian program was discontinued as a result of the expiry of our agreement with BJUT in fiscal 2011, while all ESL program offerings are now being offered through KGIC.

During the year ended August 31, 2011, approximately 97% of our revenues were generated by our education programs and training services business through CIBT, Sprott-Shaw and the KGIC Colleges, with 7% earned by CIBT through its operations in China, 52% earned by Sprott-Shaw through its operations in Canada and abroad, and 37% earned by the KGIC Colleges through their operations in Canada and abroad.  The remaining 3% of our revenues was derived from our multimedia services and advertising business, IRIX.

CIBT (China)

Through our subsidiary, CIBT, we have been active in the Chinese market since 1995, and we believe that we are one of the oldest Sino-foreign educational services companies operating in China today.  We had a relatively long history of offering high-quality MBA programs, and are now diversifying into the mass market in China with additional career-oriented programs in business, hotel and tourism management, information technologies, automotive training, and English and other studies that we are importing from our subsidiaries in Canada, and through various curriculum licensing agreements from third parties.  Within China, we develop new campuses through a three step process.  The first step is to enter into a collaborative agreement with an established post-secondary school or educational provider whereby we offer selected courses that are demand driven by the local market.  The second step is to develop a CIBT center, which averages approximately 2,000 to 5,000 square feet of classroom space, through which we offer a more comprehensive course offering, using both on the ground instructors as well as sophisticated video conferencing technology.  The third step is to develop a full-scale campus such as our three campuses in Beijing and two campuses in Weifang, China.  We believe that our three step collaborative partnering process reduces business risk and provides us with a better assessment of each market, and that our partnering strategy reduces capital costs for new campus expansions, provides us access to a large pool of existing students, and establishes relationships with domestic partners (including state-owned universities) that allow us to operate more effectively under China’s regulatory environment.

We also provide 1+1 master’s degree programs in business and 2+2 bachelor’s degree programs in business to Chinese students, where a portion of their studies occur at a CIBT campus in China and the remainder in Canada or another English speaking country abroad.

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

Sprott-Shaw is one of only a few for-profit colleges in Canada that is accredited to offer bachelor degrees by the Ministry of Education in British Columbia, Canada.  We provide four-year bachelor degree programs in business to Canadian and international students through Sprott-Shaw Degree College in Canada.  In addition, CIBT is now using this unique capability to attract additional students from China and other countries to study business programs at Sprott-Shaw’s facilities in Canada. We believe that Sprott-Shaw’s degree granting authority is a distinct competitive advantage for us in attracting students from China and other countries.

In addition to China and Canada, Sprott-Shaw is currently teaching allied health care programs to students in the Philippines; resident care attendant and hotel management programs to students in Jamaica; and English language and allied healthcare programs to students in Vietnam.

Sprott-Shaw currently operates a combined total of 21 locations, including 13 campuses, 5 centers, 2 joint program schools and 1 corporate office, in Canada. Sprott-Shaw provides education services through its own leased locations, as well as through collaborative agreements and arrangements with a number of other organizations and institutions in the Philippines, Jamaica, Vietnam and Korea.

KGIC Colleges

On March 15, 2010, we acquired from KGIC substantially all of the operating assets of KGIC pursuant to an asset purchase agreement dated March 15, 2010 among the KGIC Colleges and KGIC. The maximum purchase price was $9 million, consisting of $5 million payable in cash at closing (subject to a negative working capital adjustment) and a maximum of $4 million to be paid pursuant to an earn-out agreement if certain revenue and EBITDA milestones are achieved by the KGIC Colleges over the next three years.  See “Operating and Financial Review and Prospects – Significant Transactions Affecting Our Results – KGIC Acquisition” for more information.

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

KGIC provides a range of education programs and training courses in the areas of business management, office management, and career training. It also provides a wide array of English language training courses including ESL, TESOL, power speaking and modern media, interpreting and translation, and various forms of English language test preparation, among others. For fiscal 2011, 65% of KGIC’s revenues were derived from English-related courses generally lasting four to twelve weeks, and 35% were from business and other programs generally lasting one year or less.

Through KGIC Press, KGIC also focuses on curriculum development to better service the changing trends of English learning for international students of various age groups. In-house development of academic and supplementary materials allows KGIC to update its curriculum content and incorporate feedback from instructors periodically in order to cater to changing students’ needs.  This has led to a more efficient and structured publishing process over the years. As a result of KGIC Press, KGIC Colleges also operate in the areas of curriculum publishing, custom-designing of program materials for various groups and institutions, graphic design, copy editing and printing for all departments of the KGIC Colleges and its affiliates.

In fiscal 2011, we began implementing a reorganization plan to streamline our Canadian operations by combining certain job functions, teaching facilities and program delivery processes, which has generate significant synergies for our business. In addition, we believe that we may be able to utilize KGIC’s well-established network of international recruiting offices to increase enrollments across our entire system of schools in the future.

We further believe that many of KGIC’s shorter-term English program students may desire to convert into some of the longer-term programs offered by Sprott-Shaw (including Sprott-Shaw’s four-year bachelor degree program in business administration and one year diploma programs) thereby increasing their overall tenure within our system, and generating enhanced revenues and cash flow for our entire company. Since the completion of the acquisition, a number of KGIC English language students have already enrolled in Sprott-Shaw’s diploma and degree programs.

License Agreements

In addition to offering our own programs, CIBT is also the exclusive licensee (with the ability to sublicense) for the entire proprietary hotel curriculum of AHL-EI, for China and the Philippines. In exchange for a nominal licensing fee, we are able to offer the AHL-EI curriculum to our students through certain programs. Students enrolled in courses based on the AHL-EI curriculum purchase course materials prepared by AHL-EI, thereby generating revenues for AHL-EI. Our license with AHL-EI will expire in December 2012. We expect to renew the license on or before the expiration date of our current license. AHL-EI is a well-respected program for hotel and tourism management in the United States. CIBT acquired these licenses as part of its acquisition of the Tourism Training Institute in 2008. CIBT uses these licenses to teach its own students, and has also sublicensed these rights to certain entities in China and other countries. These entities include corporate organizations, academic institutions and hotel and educational consulting companies.  In addition, CIBT has the first right of refusal for the AHL-EI exclusive licenses for the countries of Thailand and Vietnam.

We are also the exclusive licensee in China for the Wyotech automotive technician curriculum which we license from Corinthian Colleges (NASDAQ: COCO) of the United States. This license expires in October 2015.  Wyotech is one the oldest and largest providers of high-end automotive training technician schools in North America. We believe that relationships such as these with well known western-oriented industry brands provide CIBT with a significant competitive advantage as CIBT seeks to grow its business in China, Asia and other countries.

Additional Educational Programs and International Network

In order to further our reputation as a differentiated educational institution that offers students a wide array of multinational educational offerings, we also offer 1+1 master’s and 2+2 bachelor’s degree programs which provide students the opportunity to take approximately half of their coursework at a CIBT facility in China and the second half at a foreign university with one of the offshore educational service providers with whom we have hosting agreements. Since there is a disparity between the English standards required by foreign post-secondary institutions and that of students in China, we also offer international university preparatory programs that consist of six to nine months of English training as well as freshman course work to ease their way into the respective participating university. For a full listing of these programs, please see “- Our Operations - Education Service Provider Locations”.

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

The reason for this difference in reporting mechanisms is that CIBT generally offers programs in excess of one year in length. As a result, it is relatively simple to understand enrollment trends by taking a snapshot of the number of students taking classes at any given time, so total student population numbers are more meaningful for CIBT. However, KGIC offers mostly short term programs (in the range of four to twelve weeks), and Sprott-Shaw offers mostly diploma courses lasting less than one year. Due to the shorter-term nature of enrollment periods for students at KGIC and Sprott-Shaw, and the resulting fluctuations in enrollment numbers at any given point in time due to seasonality and other factors, we believe that the number of annual student starts (or annual throughput) is the most meaningful measure of enrollment trends for these schools, and generally reports enrollment figures for KGIC and Sprott-Shaw on this basis. For more information on enrollment numbers and trends, please see “- Our Operations - Student Enrollments”.

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

Our Campuses, Centers, Locations and Programs

CIBT

CIBT provides education programs and services in China through the facilities listed below:

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
CIBT	4	4	22	0	3	33

CIBT Campuses

CIBT has four campuses as listed below. All campuses are run through facility rental/revenue sharing agreements.  We do not own any of these campuses.

Campus	Location
Beijing University of Technology West Campus	Beijing, China
Shuanglong CIBT Campus	Beijing, China
CIBT Beihai International College	Weifang, Shandong province, China
CIBT Wyotech Automotive Institute	Weifang, Shandong province, China

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

We currently operate four CIBT centers in China as described below.

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

CIBT Joint Program Schools

We have joint program schools at the 14 locations in China as listed below. The majority of these are related to our AHL-EI hotel and tourism programs.

Joint Program Schools	Location
CIBT AHL-EI Joint Program at Kunming Center	Kunming, Yunnan Province
CIBT AHL-EI Joint Program in Guizhou	Guizhou, Guizhou Province
CIBT AHL-EI Joint Program at Beijing Hospitality Institute	Beijing
CIBT AHL-EI Joint Program in Chongqing	Chongqing, Sichuan Province
CIBT AHL-EI Joint Program at Sichuan University-Suzhou	Suzhou, Jiangsu Province
CIBT AHL-EI Joint Program in Sichuan-Chengdu	Chengdu, Sichuan Province
CIBT AHL-EI Joint Program in Changsha	Changsha, Hunan Province
CIBT AHL-EI Joint Program in Shengyang	Shenyang, Liaoning Province
CIBT AHL-EI Joint Program in Sanya	Sanya, Hainan Province
CIBT AHL-EI Joint Program in Shenzhen	Shenzhen, Guangdong Province
CIBT AHL-EI Joint Program in Wuhan	Wuhan, Hubei Province
CIBT AHL-EI Joint Program in Zhengzhou	Zhengzhou, Henan Province
CIBT AHL-EI Joint Program in Shenzhen Fuyou	Shenzhen, Guangdong Province
CIBT AHL-EI Joint Program in Guangzhou	Guangzhou, Guangdong Province

CIBT GLN Partners

CIBT provides its programs and services in China at its CIBT GLN Centers which are organized within an established local university or college through cooperation agreements between us and the respective university or college.  The cooperating university or college provides its facilities to CIBT while CIBT renovates classrooms and provides video conferencing equipment.  Each of these CIBT GLN Centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American instructors with Chinese students in a live and real time video conference environment.  Using video conferencing technology, CIBT plans to centralize its programs at its Vancouver and Beijing studios, and reduce the need for instructors to travel abroad to CIBT GLN Center locations.

In 2011, CIBT signed agreements or memorandums of understanding with the following institutions to deliver CIBT programs using its video conferencing GLN at partners’ campuses:

Joint Program Schools	Location
Baotou Normal University	Baotou, Inner Mongolia
Beijing Gucheng Tourism Vocational College	Beijing
China International Travel Service	Beijing
Chongqing Light Industry Polytechnic College	Chongqing
China Central Radio & TV University	Beijing
Grand Skylight Catic Hotel Beijing	Beijing
Guangzhou University, Guangdong Boya	Guangzhou, Guangdong
Guangdong Zhaoqing College	Zhaoqing, Guangdong
Guizhou Puruisiting Hotel Management Company	Guizhou
Guizhou Xingke Hotel Management Company	Guizhou
Hainan College of Business and Economics	Hainan
Hainan Labor Bureau HR Development	Hainan
Hangzhou Xingang Education Training Corporation	Hangzhou, Zhejiang
Zhejiang University	Zhejiang
Hebei Radio & TV University	Hebei
Henan Radio & TV University	Henan
Xiangxi Congwen Education Group	Xiangxi
Ningbo Vocational and Technology College	Ningbo
Nuoshan Investment Consulting Company	Nuoshan
Ordos Vocational High School	Inner Mongolia
Phoenix Hotel Management Company	Guangzhou, Guangdong
Shanghai Huamao Learning Institute	Shanghai
Hebei Normal University	Hebei
Taiyuan Foreign Language Association	Taiyuan, Shanxi
Wuhan Chutian Education Consulting Company	Wuhan, Hubei
Yunnan Education Exchange Centre	Yunnan

CIBT Job Placement Center

In 2010, we established a full scale job placement center, named the Global Career Center, in Manila, Philippines to seek out potential employers for our students. We employ operators at the Global Career Center to contact local companies to generate job postings for our students, then we recommend a list of our graduates that fit the profile of the job posting. In its first year of operations, the Global Career Center placed 196 graduates into industry jobs and generated 3,423 job postings for our graduates. The Global Career Center is currently servicing Sprott-Shaw’s and CIBT’s students. We plan to extend its services to KGIC’s students in the future.

CIBT Corporate Offices

We operate CIBT through three corporate offices, including our global corporate headquarters office in Vancouver, British Columbia, Canada, and the two branch/regional offices in China listed below.

Offices	Location
Global Corporate Headquarters Office	Vancouver, British Columbia, Canada
Beijing Office	Beijing, China
Weifang Office	Weifang, Shandong Province, China

Sprott-Shaw

Sprott-Shaw provides education programs and services in Canada, the Philippines, Jamaica, Vietnam and Korea through the facilities listed below.

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
Sprott-Shaw	13	5	2	0	1	21

Sprott-Shaw Campuses

Sprott-Shaw provides its education programs and services in Canada at the 13 campuses listed below, as well as one additional shared campus with KGIC, which is also located in Vancouver (Downtown). All of Sprott-Shaw’s campuses are leased.

Campus	Location
Abbotsford	Abbotsford, British Columbia, Canada
East Vancouver	East Vancouver, British Columbia, Canada
Kamloops	Kamloops, British Columbia, Canada
Kelowna	Kelowna, British Columbia, Canada
Maple Ridge	Maple Ridge, British Columbia, Canada
Nanaimo	Nanaimo, British Columbia, Canada
New Westminster	New Westminster, British Columbia, Canada
Penticton	Penticton, British Columbia, Canada
Prince George	Prince George, British Columbia, Canada
Surrey	Surrey, British Columbia, Canada
Vancouver (Downtown)	Vancouver, British Columbia, Canada
Vernon	Vernon, British Columbia, Canada
Victoria	Victoria, British Columbia, Canada

Sprott-Shaw’s campuses in Prince George and Vernon will be shut down in June 2012 as they were unprofitable, allowing Sprott-Shaw to consolidate its operations and resources.

Sprott-Shaw Centers

Sprott-Shaw provides a number of its programs through Sprott-Shaw centers located primarily in foreign countries. As the number of our schools grows on a corporate-wide basis, it is our intention to provide Sprott-Shaw’s vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently we provide courses through one Sprott-Shaw center in Canada, three centers in the Philippines and one center in Jamaica.

Centers	Facility Provider	Location
SSCC Career Coaching Center, Canada	Sprott-Shaw Community College	Surrey, Canada
Quezon SSCC Center, Philippines	Far Eastern University	Quezon, Philippines
Manila SSCC Center, Philippines	Far Eastern University	Manila, Philippines
Silang SSCC Center, Philippines	Far Eastern University	Silang, Philippines
Brown’s Town SSCC Center, Jamaica	Brown’s Town Community College	Browns Town, St. Ann, Jamaica

Sprott-Shaw Joint Program Schools

SSDC also has joint program schools under development at the following locations:

Joint Program Schools	Location
Sprott-Shaw Vietnam Joint Program	Hanoi, Vietnam
Sprott-Shaw Jordan Joint Program	Amman, Jordan

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

KGIC Colleges

KGIC provides education programs and services in Canada through the facilities listed below.

Subsidiary Name	Campuses	CIBT Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
KGIC Colleges	8	0	0	4	0	12

KGIC Campuses

KGIC provides its education programs and services in Canada at the 8 campuses listed below, one of which is shared with Sprott-Shaw located in Vancouver (Downtown), and all of which are leased.

Campus	Size (Square Feet)	Location
KGIC Vancouver Campus	22,295	Vancouver, British Columbia, Canada
KGIC Vancouver Business College Campus	14,071	Vancouver, British Columbia, Canada
KGIC & KGI Business College Victoria Campus	10,961	Victoria, British Columbia, Canada
KGIC Surrey Campus	9,152	Surrey, British Columbia, Canada
KGIC Toronto ESL Campus	12,435	Toronto, Ontario, Canada
KGIC Toronto Business Campus	8,610	Toronto, Ontario, Canada
KGIC Canada TESOL Campus	8,208	Vancouver, British Columbia, Canada
KGIC Halifax Campus	5,007	Halifax, Nova Scotia, Canada

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

KGIC International Recruiting Offices

KGIC operates international recruiting offices in the four countries listed below. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist in doing market research and evaluating the potential of establishing joint programs within their respective countries of operations. We intend to utilize this network of international recruiting offices and international agents in order to provide international students for not only KGIC, but also for enrollment into CIBT’s and Sprott-Shaw’s programs. In this regard, we believe that the addition of this strong international recruiting network may have a significant effect on future enrollments into our entire consolidated group of companies. All international recruiting offices listed below are located in leased facilities.

Recruiting Office	Location
KGIC International Office Japan	Tokyo, Japan
KGIC International Office Korea	Seoul, Korea
KGIC International Office Taiwan	Taipei, Taiwan
KGIC International Office Spain	Valencia, Spain

Educational Service Provider Locations

In addition to the Sprott-Shaw and KGIC campuses that we own in Canada, we generally employ a partnering strategy for our other campuses, centers and joint program schools (and this includes all of our educational locations in China) in order to physically deliver our educational services to our students. Accordingly, we have entered into numerous arrangements with organizations and institutions in China, Canada, Korea, Vietnam, Jamaica, Australia, New Zealand, Switzerland, the Netherlands, the Unites States, the United Kingdom, and other countries, the terms of which range from offering our own programs and services, to delivering programs prepared by these institutions, to developing programs (and/or joint programs) for these institutions, and allowing student exchanges, through our 1+1 master’s, 2+2 bachelor’s and University College Prep programs, with other educational institutions located around the world.

These institutions and the joint programs and arrangements that we have arranged with them serve as the primary basis for providing our 1+1 master’s and 2+2 bachelor’s degree programs, as well as many of our college preparation and hotel and tourism  programs that we offer around the world (including in China). These do not include the Sprott-Shaw and KGIC campuses in Canada that we own directly (as we are essentially our own educational service provider site hosts there), but do include all of our CIBT and Sprott-Shaw centers, as well as joint program schools, as described above. These educational service provider locations primarily serve as the international component of many of the programs that we offer. Our revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT (although we are beginning to enter into` negotiations with some of these providers in order to obtain referral fees for students that we refer to them; however, the potential outcomes of such negotiations cannot be predicted at this time and should not be relied upon as a potential future source of revenues by any reader of this annual report). Nevertheless, we believe that this broad international network is a significant competitive advantage for our company, and provides our students with unique multinational educational opportunities offered by us.

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

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Australia	La Trobe University	2+2 Bachelor Degree Program	CIBT
	William Blue College	2+2 Bachelor Degree Program	CIBT
	La Trobe University	University Prep Program	CIBT
	University of New South Wales	University Prep Program	CIBT
	University of Wollongong	University Prep Program	CIBT
	University of South Australia	University Prep Program	CIBT
	Macquarie University	University Prep Program	CIBT
Canada	Thompson Rivers University`	2+2 Bachelor Degree Program	CIBT
	Sprott-Shaw Degree College	2+2 Bachelor Degree Program	CIBT
	York University	University Prep Program	CIBT
	University of PEI	University Prep Program	KGIC
	Saint Mary’s University	University Prep Program	KGIC
	Laurentian University	University Prep Program	KGIC
	Mount Saint Vincent University	University Prep Program	KGIC
	Thompson Rivers University	University Prep Program	KGIC
	Fairleigh Dickinson University	University Prep Program	KGIC
	DeVry University	University Prep Program	KGIC
China	Weifang Commercial School	Business Program	CIBT
	Jinhua Career & Technical College	English Training, Business Program	CIBT
	Zhangzhou Normal University	English Training, Business Program AHL-EI Program	CIBT
	Weifang Technician College	English Training, Business Program	CIBT
	Weifang University	English Training, IT Programs, Automotive Training Programs, Corporate and Executive Training, Business English Training, AHL-EI Program, Accounting Program	CIBT
	Kunming Youzi Training Centre	AHL-EI Program	CIBT
	Guizhou China Tourism Corp.	AHL-EI Program	CIBT
	Beijing Hospitality Institute	AHL-EI Program	CIBT
	Chongqing Jinxiuqiancheng Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Sichuan University Suzhou Academy	AHL-EI Program	CIBT
	Changsha Liyou Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Shenyang Bohiu Education Training Center	AHL-EI Program	CIBT
	Sanya Tech Vocational College	AHL-EI Program	CIBT
	Shenzhen Qijian International Hotel Training Institute	AHL-EI Program	CIBT
	Wuhan Jinhe Hotel Management Company Ltd.	AHL-EI Program	CIBT
	Zhengzhou Junyue Culture Media Company Ltd.	AHL-EI Program	CIBT
	Shenzhen Fuyou International Education Investment Company Ltd.	AHL-EI Program	CIBT
	CIBT Beijing School of Business	2+2 Business Program	Sprott-Shaw

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Jordan	Canadian-Jordanian Institute	Business Programs	Sprott-Shaw
Malaysia	Help University College	2+2 Bachelor Degree Program	CIBT
Netherlands	Hanze University Cronigen	2+2 Bachelor Degree Program	CIBT
New Zealand	UNITECH Institute of Technology	2+2 Bachelor Degree Program	CIBT
Philippines	Maridian International Business & Arts College	2+2 Bachelor Degree Program	CIBT
	Far Eastern University	Allied Health Care, Hotel and Tourism Management	Sprott-Shaw
	Manuel S. Enverga University Foundation	Allied Health Care, Hotel and Tourism Management	Sprott-Shaw
	Treston International College	Hotel and Tourism Management, Accounting/information technology, international trade and business	Sprott-Shaw
	University of Baguio	Hotel and Tourism Management	Sprott-Shaw
Switzerland	International Hotel Management School	2+2 Bachelor Degree Program	CIBT
U.K.	The University of Portsmouth	2+2 Bachelor Degree Program	CIBT
	London Hotel School	2+2 Bachelor Degree Program	CIBT
	University of Derby	2+2 Bachelor Degree Program	CIBT
	Lancaster University	University Prep Program	CIBT
	Bangor University	University Prep Program	CIBT
	University of Essex	University Prep Program	CIBT
	Swansea University	University Prep Program	CIBT
	Portsmouth University	University Prep Program	CIBT
U.S.	California State University, Sacramento	2+2 Bachelor Degree Program	CIBT
	Detroit University Mercy	2+2 Bachelor Degree Program	CIBT
	Johnson and Wales University	2+2 Bachelor Degree Program	CIBT
	Purdue University	University Prep Program	CIBT
	University of California	University Prep Program	CIBT
	Michigan State University	University Prep Program	CIBT
	Detroit University Mercy	University Prep Program	CIBT
	Kansas State University	University Prep Program	CIBT
	Patten University	Pre-Masters Program	CIBT
	Northeastern State University Oklahoma	Pre-Masters Program	CIBT
	Wyotech Institute	Automotive Training Programs	CIBT
	National University, San Diego	University Prep Program	KGIC
	Antioch University	2+2 Business Program	Sprott-Shaw
	Lawrence Technological University	Pre-EMBA Program	Sprott-Shaw
	AHL-EI (American Hotel and Lodging Association Educational Institute)	Hotel and Tourism Management	Sprott-Shaw

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

Certain information relating to CIBT’s programs in China are set out below:

Name of Program	Duration of Program	Description
Information Technology Program (IT program)	Three years	CIBT offers IT diplomas in multimedia design, software engineering and applied service management. The IT program consists of 20 courses.
Automotive Technical Training Programs (auto training programs)	From three months to three years
CIBT’s auto training program is designed to teach students how to disassemble, inspect and assemble engines and accessories, cooling systems, transmissions and clutches, drive lines, and braking and suspension systems. Differing numbers of courses are provided depending on the duration of study. This program includes a short-term program (three months), a mid-term program (eighteen months) and a three-year program.

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
CIBT’s English program is intended to assist students to develop listening and speaking skills and recognize and practice grammatical structures and sentence patterns.  CIBT offers two different schedules for this program, a one month intensive program, or a weekends-only program that is conducted over the course of four months.

English Teacher Program	From three to nine months
CIBT provides a program to English instructors with high-intermediate to advanced proficiency in English.  The program focuses on topics inspired by current language teaching approaches, methods and practices and is designed to meet the changing needs and interests of students.

Business English Program	Three years	CIBT offers a diploma program in business English. The business English program focuses on business conversation, business issues, presentation skills and business document writing.
Hotel Management Program	From one to three years
CIBT’s hotel management program is designed to teach students all aspects of hotel management, including rooms, food and beverage, culinary, marketing and sales, conferences and catering. CIBT offers general courses such as business communications and computer skills to ensure students meet industry demand regarding technical and interpersonal skills.

Accounting Program	Three years
CIBT’s accounting program gives students the financial and planning information to solve management problems and provides the necessary skills to help students develop, improve, and implement operating procedures in a management accounting context.

Sprott-Shaw

Sprott-Shaw offers accreditations and certifications in courses ranging from business to health sciences, trades and applied technology, international studies and English.  Certain information relating to the programs provided by Sprott-Shaw in Canada, the Philippines and Jamaica are set forth below:

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

KGIC

KGIC offers the following programs in the areas of language training, career training and publishing, primarily in Canada:

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

Hotel Management AHL-EI Diploma and Certification Programs	8 to 36 weeks
The Hotel Management Diploma and Certification Programs offers students training in hotel management, including rooms, food and beverage, and marketing and sales. The program uses world-recognized AHL-EI curriculum taught by AHL-EI accredited instructors. In addition to a diploma, students receive AHL-EI certificates throughout the program for completion of modules.  There is also an opportunity for a practicum.

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

IELTS International English Language Testing Program	4 to 12 weeks
IELTS is the world's leading English language testing program, used by organizations, government agencies, universities and colleges through-out the world. This program is designed to assist students in preparing for this test and to improve their overall English skills.

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

Advanced Business Management Diploma Program	52 weeks	The Advanced Business Management Diploma Program formally integrates a student's academic studies with paid or unpaid work experience in partner companies.
Advanced Hotel Management AHL-EI Diploma Program	60 weeks
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

Student Enrollment Statistics

During the fiscal year ended August 31, 2011, the number of student starts in China was 1,808, and the student population in programs offered by CIBT was 1,970, the number of annual student starts in programs offered by Sprott-Shaw was 2,740 and the number of annual student starts in programs offered by KGIC was 6,753.  A student start is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year.  Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.

We acquired Sprott-Shaw in December 2007 and KGIC in March 2010, which resulted in a significant growth in the number of students enrolled in our programs. With respect to KGIC, a large number of its students take English programs that can run anywhere from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at a given time (i.e. total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some extent at Sprott-Shaw as well, but not approaching the same level as at KGIC.

In contrast, most of CIBT’s students are enrolled in courses that are one year (or longer) in length with the exception of the AHL-EI programs, so this phenomenon is not very pronounced at CIBT. Due to this anomaly, we generally report total student population figures (as opposed to total annual student start figures) for CIBT, but total annual student starts for KGIC and Sprott-Shaw. As a result, the reader must be careful to discern between the two terms when evaluating enrollment figures presented using these two different types of enrollment reporting mechanisms.

Presented below is a chart indicating total annual student starts, as well as total student population figures, for each of our subsidiaries in the education industry. Due to the higher proportion of shorter-term students at KGIC, the disparity between total annual student starts and total student populations is greater for KGIC than for the other two schools. Accordingly, it is our strategy going forward to encourage more English language students at KGIC to take longer-term (vocational and business) diploma and degree programs at Sprott-Shaw and potentially other schools that we own, which over time, due to the accumulation of these students into the total student population figures, should increase the total student population at KGIC. We believe this will have the effect of increasing our overall revenues and net income on a consolidated basis.

Subsidiary Name	Total Annual Student Starts (9/1/2010 – 8/31/2011)	Total Student Populations as at 8/31/2011
CIBT	1,808	1,970
SSDC	2,740	1,560
KGIC	6,753	1,596
Total	11,301	5,126

Tuition Fees

CIBT

Tuition fees for CIBT’s various programs in China are as follows:

Name of Program	Duration of Program	Tuition Fee(1) ($)
Information Technology Program (IT program)	Three years	$1,800 per year
Automotive Technical Training Programs (auto training programs)	Three Months to Three Years	Wyotech Institute(2) programs: $315 for three months program; $2,100 for eighteen month program; Weifang University program: $1,800 per year
Corporate and Executive Training Program (CET program)	Three years	$1,800 per year
2+2 Program or 1+1 Program(3)	Two years or four years	$5,500 per year for 2+2 Program $3,800 per year for 1+1 Program Some students will continue their studies in Sprott-Shaw’s business programs
English Program	From one month to four months	$50 to $80 per month
English Teach Program	From three months to nine months	$50 per month
Business English Program	Three years	$1,800 per year
Hotel Management Program	From one to three years	From $80 per course to $4,100 per year
Accounting Program	Three years	$1,800 per year

(1)	Tuition fees are shown on a gross basis in Canadian Dollars.

(2)	Wyotech Institute is a subsidiary of Corinthian Colleges, Inc. (NASDAQ: COCO).

(3)
We only receive payment of tuition for our 1+1 master’s and 2+2 bachelor’s degree programs for the periods of time that the students actually spend at a CIBT owned/operated institution. The portion of tuition revenue related to the time that the student spends overseas at the facilities of an educational service provider are retained by that educational service provider, and CIBT does not share in any of those revenues. However, CIBT is negotiating with some of its educational service providers to obtain a referral fee for students sent to these overseas institutions.

Sprott-Shaw

Tuition fees for Sprott-Shaw’s various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Program – BBA	Four years	$2,880 per semester for local students; $4,000 per semester for international students (less a 20% agency fee)
Certified General Accountant Program	Four years	$6,450 per semester for local students
Business Program – Diploma	12 to 45 weeks	$203/week
Health Sciences & Social Development – Diploma	27 to 50 weeks	$256/week
Trades & Applied Technology – Diploma	26 weeks to 1 year	$280/week
International Studies	25 to 45 weeks	$203/week
Accelerated Programs	12 to 24 weeks	$203/week

KGIC Colleges

Tuition fees for the KGIC Colleges’ various programs in Canada are as follows:

Name of Program	Duration of Program	Approximate Tuition Fees
Business Management Diploma Programs	3 to 25 weeks	$1,000 for 3 weeks to $7,000 for 25 weeks
Hotel Management AHL-EI Diploma Program	8 to 36 weeks	$2,860 for 8 weeks to $11,460 for 36 weeks
International Office Management Diploma Program	3 to 16 weeks	$940 for 3 weeks to $3,690 for 16 weeks
Interpreting and Translation Diploma Programs	8 weeks	$2,880
English Preparation for Interpreting and Translation Program	4 weeks	$1,500
Power Speaking and Modern Media Program	8 weeks	$2,880
IELTS English Testing Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
TOEFL Test of English as a Foreign Language	4 to 8 weeks	$1,320 for 4 weeks to $2,640 for 8 weeks
First Certificate in English Cambridge Program	4 to 12 weeks	$1,260 for 4 weeks to $3,590 for 12 weeks
Advanced Business Management Diploma Program	52 weeks	$7,000
Advanced Hotel Management AHL-EI Diploma Program	60 weeks	$11,460
English as a Second Language Programs	4 to 73 weeks	$1,260 for 4 weeks to $12,850 for 52 weeks
Power Writing and Journalism Program	8 weeks	$2,880
Power Speaking and Modern Media Program	4 to 8 weeks	$1,440 for 4 weeks to $2,880 for 8 weeks
Business English Diploma Programs	4 to 12 weeks	$1,500 for 4 weeks to $3,690 for 12 weeks

Student Graduation and Employment

We place a high priority on assisting our students in graduating from their programs of study and securing employment in their careers of choice. We believe that the employment of our students in their field of study is a key indicator of the success of our schools and the fulfillment of our educational mission. Our schools strive to share with each student the responsibility for the student’s long-term success. Our emphasis on providing personal support and assistance to our students is a hallmark of our educational model.

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

The retention rate of students at CIBT is generally high (around 95%) as there is a cultural element attached to education in China and CIBT’s students pay for an entire year of classes at the start of the academic year. KGIC’s student retention rate is 97.5% as KGIC’s programs are short term in duration (ESL programs can be as short as one month) and there are generally no drop outs as a result. Sprott-Shaw’s retention rate is approximately 84%, as program lengths are also relatively short (less than one year) and students are generally financially prepared for their course of studies and, therefore, generally do not have to drop-out due to financial difficulties.

Instructors

Our various schools employ both full time and part time instructors to teach their classes, and the number of instructors are provided below.

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	5	30	35
Sprott-Shaw	52	206	258
KGIC	42	135	177
TOTAL	99	371	470

With respect to instructors, KGIC employs the highest percentage of full time instructors (100% versus 36% for Sprott-Shaw). We are in the process of converting the status of more KGIC instructors to part-time status and believe that this may significantly lower the cost structure of KGIC, and increase both KGIC’s as well as the consolidated CIBT school group’s overall profitability. In November 2010, a group of approximately 50 instructors at KGIC joined a union. There are approximately 40 instructors at KGIC that are currently represented by a union. However, discussions with the union have not been concluded and no agreement has been entered into with the union as of the date of this annual report. Assuming a bargaining agreement with the teachers union is reached, the net increase to payroll expenses forecast by management at this time would not be significant on a consolidated basis.

Total Employees

In addition to instructors, the schools each employ a number of people to provide administration, student counseling, placement, bursar and registrar functions, as well as marketing, admissions and enrollment, financial aid processing and other clerical, administrative, managerial and executive functions. Figures for these additional employees are presented below as at August 31, 2011.

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	35	60	95
Sprott-Shaw	258	122	380
KGIC	177	60	237
TOTAL	470	242	712

In addition, our head office in Vancouver employs seven full-time personnel who oversee our operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

Marketing and Student Recruitment

We believe prospective students are attracted to our schools due to our brand name, the quality of our programs, our relatively long operating history in the private education sector, our extensive international network and our ability to provide training which is relevant in obtaining jobs from multinational corporations and other employers in China and elsewhere. Our subsidiaries employ a variety of marketing and recruiting methods to attract students and increase enrollments. CIBT uses recruitment channels such as recruiting agents, direct recruitment from government colleges and student referrals.  CIBT also relies on Internet and newspaper advertising.  Sprott-Shaw’s student recruitments are generated through a combination of recruiting agents and student referrals and Sprott Shaw relies on traditional marketing methods including radio, television, newspaper and bill board advertising.  KGIC primarily relies on recruiting efforts through a network of overseas recruiting agents and government sponsorship programs as well as student referrals.  Some of these recruiting methods are described below.

Recruiting Agents and Referrals. We use a wide network of educational recruiting agents who are engaged to actively promote our programs and recruit students.  Historically, a large portion of our student enrollments have come from recruiting agents and word-of-mouth referrals.  Our student enrollments have benefited and will continue to benefit by referrals from our extensive network of students and alumni and the successful academic and professional careers that many of them have achieved.  The majority of our agents are non-exclusive to us and are paid a commission on a per-student basis.  (U.S. readers should understand that in Canada and most foreign countries, recruiters are allowed to be compensated based on the numbers of students that they enroll, as no U.S. Title IV funding is involved for such students.) As a result, prohibitions on incentive compensation for student recruiters that exist in the United States do not apply to our operations and those of our subsidiaries. In addition, through the acquisition of KGIC, we now have four international recruiting offices in Japan, Korea, Taiwan and Spain which are staffed with in-house recruiters that manage the agent networks in their respective countries/territories and also perform direct recruiting activities. This is a significant new addition to our marketing capabilities and one which we believe may significantly increase the flow of international students to our campuses as KGIC is integrated into our network.

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

Distribution of Marketing Materials.  We participate in on-campus events, educational expos and conferences, as well as college and employment fairs where we set up “booths” and “information tables” to distribute informational brochures, posters and flyers and answer questions from prospective students about our schools and programs.  We also conduct extensive free information sessions to introduce our programs to our target markets.

High School Recruiting Programs.  We actively recruit students on high school campuses.  This includes presentations to groups of students at high schools, with individual follow-up by telephoning potential students when needed.

Internet and Traditional Advertising.  We advertise through our own websites and also on China’s and Canada’s leading portals.  Our six international (KGIC) recruiting offices also advertise on the portals in their respective territories. We utilize a growing number of internet strategies, including the use of internet lead aggregators.  We have been using internet advertising over the past two years and we expect this to be a larger portion of our advertising mix in the future. We currently also utilize a wide array of traditional media sources including national and regional newspapers, television, and radio. We also utilize bus signage and other transportation media, as well as other outdoor advertising displays.

Cross-Selling.  As we gain footholds in many different markets, we use our programs in one market as an opportunity to advertise our programs in other markets.  With a variety of programs aimed at different groups, our goal is to create a brand name that permeates every stage of our potential students’ educational, career and life progression, from English for adults, to vocational and career training at the diploma to bachelor’s to master’s degree levels.  In addition, a core element of our marketing strategy is highlighting our English language program’s role in enabling students to differentiate themselves for college entrance examinations and to better compete in a competitive education system and job market.  We also use our English language programs to establish an initial relationship with students and then introduce them to longer-term studies overseas or enrollment in other longer-term courses and programs that we offer, which both increases their tenure with us and also enhances their skill levels for advancement in the international marketplace. We believe that our ability to both cross-sell our programs and campuses as we grow our system and our ability to “up-sell” our growing base of English language students into longer-term programs is a competitive advantage for us, and may significantly increase profits over the long term.

Speeches and Seminars.  Our management and our top instructors frequently give speeches at colleges, universities, and high schools and to student groups, parent groups and educational organizations. They also participate in educational seminars and workshops.

Chinese Government Quota System.  The Chinese government operates a national recruitment system, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students. Currently, CIBT Beihai International College is part of that system, and in 2011, it received 321 student enrollments directly from the Chinese government quota system. Beihai’s ability to participate in this quota system is a direct result of our strategy to “partner” with existing state-owned universities in the Chinese marketplace. Over time, we believe that we may be able to acquire additional schools in China that may participate in the Chinese government quota system, which may provide an additional new stream of students for us in the future.

Competition

We face competition from providers of traditional education programs and training services, and expect to face increasing competition from existing competitors and new market entrants in the online education market, including the following:

●
U.S. or Canadian-based for-profit post-secondary and ESL education companies that also offer educational services in Canada.  Examples of our competitors include the Eminata Group, a Vancouver based corporation that operates a number of different colleges, including CDI College and Vancouver Career College.  We also face competition from a growing number of independent ESL schools that offer similar courses in Canada.

●
Chinese, U.S. or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.  Examples of our competitors include New Oriental Education and Technology Group, China Distance Education Holdings Ltd., China Education Alliance, Inc., and ChinaEdu Corp.

●
For-profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students.  This segment is the most significant competitor to our IT and Automotive Technical Training programs.  Examples of our competition in this segment include Nllt School and Aptech School (IT program). In Weifang alone, there are three other schools that offer automotive technical training programs: North China Auto School, Lan Xiang Career College, and DAZhong Auto School.

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

●
Online education companies, whose offerings including download and self-study, language based one-on-one video conference teaching using low cost personal computers, and American and Canadian universities (such as Simon Fraser University and Richard Ivey School of Business) who use video conferencing equipment to deliver classes within their system of school, but do not operate outside of that system of schools.  This segment competes indirectly with the GLN infrastructure.

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

●
Provincial Education Committees – A provincial committee provides provincial approvals to operate a campus or school in a Canadian province, as well as approvals for bachelor and master’s degree programs to be offered in the province.

●
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

Chinese Tax Regulations

On March 16, 2007, the National People’s Congress, which is the legislature of China, passed the Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. There will be a transition period for the enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transfer to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate. However, the EIT Law does not define this term. The EIT Law empowers the State Council to enact appropriate implementing rules and regulations.  Based on the foregoing, CIBT’s tax rate is currently 25%.

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

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
Shuanglong CIBT Campus	Beijing China	2+2, 1+1, Business program	Beijing Education Committee	December 19, 1999	Renewal not required 1
Beijing University of Technology West Campus	Beijing, Capital of China	Business program – bachelor degree, 2+2, 1+1,	Beijing Education Committee	December 29, 1999	Renewal not required 1
CIBT Beihai International College	Weifang, Shandong province	IT program, Business English program, CET program, Auto training program	Shandong Provincial Government	October 31, 2004	Renewal not required
CIBT WyoTech Automotive Institute	Weifang, Shandong province	Auto training program	Shandong Education Committee	December 14, 2006	Renewal not required1

(1)	We do not need to renew the government issued approval, but we are required to obtain a new approval for each new educational service provider.

Our management is satisfied that we have applied for all necessary approvals to carry on our education business in China. While we believe that we have taken all steps necessary to maintain the approvals for our programs in China, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain the MBA or other approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a Chinese recognized Masters degree or other accreditation. See “Item 3. Key Information - Risk Factors”.

Sprott-Shaw and KGIC Colleges

Sprott-Shaw and the KGIC Colleges have obtained approvals or accreditations for their programs from the following authorities:

●
Private Career Training Institutions Agency (“PCTIA”): The PCTIA is the regulatory agency for private training institutions in the Province of British Columbia. PCTIA is given its authority by the Province of British Columbia, Canada, Ministry of Advanced Education, under the Private Career Training Institutions Act, Regulations, and Bylaws. PCTIA has responsibility under the Private Career Training Institutions Act to: provide consumer protection to the students and prospective students of registered institutions; establish standards of quality that must be met by accredited institutions; and establish and manage the Student Training Completion Fund.

●	College of Licensed Practical Nurses of British Columbia (“CLPNBC”): The CLPNBC is responsible for regulating the profession of Licensed Practical Nurses in the public interest

●
Ministry of Children and Families: The Ministry of Children and Families provides programs and services to ensure that healthy children and responsible families are living in safe, caring and inclusive communities.

●
Industry Training Authority (“ITA”): The ITA is a provincial crown agency. It was established in 2004 and is responsible for managing BC’s industry training system to develop the skilled workforce needed to ensure the competitiveness and economic prosperity of our businesses and the Province of British Columbia.

●
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

●	Ministry of Training, Colleges and Universities (“MTCU”): In Ontario, MTCU is responsible for the administration of laws relating to education and skills training.

In British Columbia, all vocational programs, over $1,000 and providing over 40 hours of instruction are accredited by PCTIA. Its Practical Nursing program is approved by CLPNBC. The Early Childhood Education program is approved by the Ministry of Children and Families. The Trades Programs are approved by ITA. All academic programs are approved by the DQAB and allowed under the Ministry of Advanced Education. In Ontario, the Minister of Education and the MTCU are responsible for the administration of laws relating to education and skills training. KGIC’s business programs delivered in Ontario are certified and regulated by MTCU.

We believe that we have applied for and received all necessary approvals to carry on our education business in Canada. While we believe that we have taken all steps necessary to maintain the approvals, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain approvals may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to issue a recognized accreditation. See “Item 3. Key Information - Risk Factors”.

Seasonality

Our business is seasonal in nature due to enrollment patterns and it fluctuates with the school terms of each subsidiary. As a result, we experience spikes in revenues in September, which is the typical starting date for a student of Sprott-Shaw, and in June, which is the busiest season for KGIC due to the significant increase in students through the summer camp programs. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually.

Intellectual Property and Intangible Assets

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

Products and Services

IRIX provides a wide range of production and design services. The types of major services and the percentages of overall revenues of IRIX are summarized below.

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

●
Customer demography. A large portion of IRIX’s customers are Asian. Should there be a downturn in the immigration environment in Vancouver, this could adversely effect IRIX’s revenues and curtail our growth.

See “Item 3. Key Information - Risk Factors” for additional risks and uncertainties relating to the business of IRIX.

Competition

IRIX faces competition from a wide range of companies.  The multimedia, advertising and graphic design market consists of many competitors, from world-wide or nation-wide advertising companies or agencies, to self-employed web designers or programmers. Many of these competitors have substantially greater financial and other resources. IRIX primarily competes with small-size Vancouver-based companies rather than large-size advertising companies or agencies.

IRIX’s products and services are distinguished by the quality of the products and services being offered and an emphasis on customer focus rather than low price. Therefore, aggressive price competition from existing or future competitors could result in the need to reduce prices or increase spending and could result in a decrease in our revenues and profitability.

IRIX’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Fleming Creative Group.

Employees

IRIX has a total of 14 employees working in its Vancouver office, including Alvina Leung, a director of IRIX, and Alvin Chu, the President of IRIX, as well as 12 other individuals employed as follows:

Function	Number of Employees
Marketing Director/Manager	2
Project Manager	1
Designers	5
Copywriter	1
Web Development	1
Account Executives	2

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by personnel in the Vancouver office.

Office

IRIX shares a leased office space in Vancouver with us, occupying 1,526 square feet at a cost of approximately $38,151 per year for the first three years, increasing to $39,678 per year for the last two years . IRIX does not own any real property.

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

KGIC currently rents a corporate office at 1188 West Georgia Street, Suite 450, Vancouver, British Columbia, Canada.  The office is comprised of 8,200 square feet of office space for which it pays rent of approximately $25,028 per month.  The rental agreement expires on June 30, 2012.

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

ITEM 5.  Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as at August 31, 2011 and 2010 and for the years ended August 31, 2011, 2010 and 2009 and the notes thereto included in this annual report under Item 18.  Our consolidated financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. Refer to Note 26 of our audited consolidated financial statements included in this annual report for an explanation of the material differences between Canadian GAAP and U.S. GAAP applicable to the financial statements.

On September 1, 2008, we changed our reporting currency from U.S. dollars to Canadian dollars to match our functional currency. On June 26, 2008, we changed our fiscal year end from June 30 to August 31 to coincide with the year end of Sprott-Shaw, our major subsidiary, and the fiscal year end commonly used in the education industry.

On March 15, 2010, we acquired, through the KGIC Colleges, substantially all of the operating assets and assumed certain liabilities of KGIC, which operates in the education services business.  The results of the KGIC Colleges have only been consolidated into the financial statements included in this annual for the relevant periods subsequent to the date of its acquisition.  See “Information on the Company - Overview – KGIC Colleges” for more information.

The following discussion and analysis contains certain forward-looking statements relating to, among other things, our plan of operations going forward. Our actual results may differ materially from our expectations set out in these statements due to a number of factors, including the factors set out under “Item 3.  Key Information - Risk Factors”.  See “Note Regarding Forward-Looking Statements” at the beginning of this annual report.

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

We offer a wide range of education programs and training courses, including: college preparation courses, English language training and certification courses, and diploma and degree programs in business, healthcare, hotel management, information technology, automotive technical training, and corporate executive training.  We are the largest trainer of practical nurses in Canada and also offer this program in other countries.  In addition, we offer bachelor’s of business administration programs in China and Canada. We create our own education programs and training services and also offer programs created by other institutions at our campuses and other locations.  Our infrastructure is located primarily in Canada and China, as well as other countries around the world.

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

The table below sets forth our selected consolidated financial information for the periods indicated.

Canadian GAAP

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009
Consolidated Income Statement Data	(C$)	(C$)	(C$)
Revenues	58,575,126	55,954,852	44,550,958
Direct costs	21,430,791	20,670,302	16,234,348
Other expenses	41,216,072	33,669,709	27,731,472
Income (loss) from operations	(4,071,737)	1,614,841	585,138
Other income (expenses)	(6,470,385)	(3,027,643)	193,213
Income (loss) before income taxes	(10,542,122)	(1,412,802)	778,351
Income tax recovery (provision)	894,623	2,365,055	(285,241)
Non-controlling interests	(443,565)	(369,883)	(477,103)
Net income (loss)	(443,565)	582,370	16,007
Basic and diluted earnings (loss) per share(1)	(0.15)	0.01	0.00

Our revenues are defined as revenues net of refunds.  Direct costs are comprised of: (a) partnership costs, teachers’ salaries and other teaching costs, textbook printing costs and sales tax for CIBT; (b) teachers’ salaries, other teaching costs and textbook printing costs for Sprott-Shaw; (c) teachers’ salaries, program development, homestay and dormitory fees, student supplies, textbooks, teaching supplies, and computer supplies/repair for KGIC; and (d) media acquisition cost for IRIX.

For the year ended August 31, 2011, we generated revenue of $58,575,126. Sprott-Shaw accounted for $30,619,935 or 52% of revenue, while CIBT accounted for $4,206,757 or 7%, KGIC accounted for $21,838,554 or 37%, and IRIX accounted for $1,909,880 or 3% of revenue.  By industry segment, our education business generated $56,665,246 of our revenue (equivalent to 97%), while our design business generated $1,909,880 (equivalent to 3%).

This compares to revenue of $55,954,852 for the year ended August 31, 2010.  Sprott-Shaw accounted for $36,919,922 or 66% of revenue, while CIBT accounted for $7,166,099 or 13%, KGIC accounted for $10,302,107 or 18%, and IRIX accounted for $1,566,742 or 3% of revenue.  By industry segment, our education business generated $54,388,128 of our revenue (equivalent to 97%), while our design business generated $1,566,724 (equivalent to 3%).

For the year ended August 31, 2009, we generated revenue of $44,550,958. Sprott-Shaw accounted for $33,659,924 or 76% of revenue, while CIBT accounted for $9,576,706 or 21% and IRIX accounted for $1,314,328 or 3% of revenue. By industry segment, our education business generated $43,236,630 of our revenue (equivalent to 97%), while our design business generated $1,314,328 (equivalent to 3%).

We suffered a net loss of $10,091,064 for fiscal 2011.  This compares to net income of $582,370 for the year ended August 31, 2010 and $16,007 for the year ended August 31, 2009. We recognized a future income tax recovery of $879,680 and recorded a current income tax provision of $14,943 for the year ended August 31, 2011 compared to a net future income tax recovery benefits of $2,365,055 recognized for the year ended August 31, 2010.

We had cash of $6,456,568 as of August 31, 2011 compared to $11,511,835 as of August 31, 2010 and $10,337,128 as of August 31, 2009.  Our working capital deficit was $4,601,899 as at August 31, 2011, compared to $1,836,438 as at August 31, 2010, and working capital of $440,643 as at August 31, 2009.

As at August 31, 2011, we had total assets of $41,160,434 and an accumulated deficit of $32,295,615. This compares to total assets of $54,969,338 and an accumulated deficit of $22,204,551 as at August 31, 2010, and total assets of $47,521,692 and an accumulated deficit of $22,506,813 as at August 31, 2009.

As of August 31, 2011, we had 71,949,344 common shares issued and outstanding, and outstanding and unexercised options and warrants to purchase a total of 5,621,833 of our common shares.

In the near future, our plans are to:

●	further integrate the assets and personnel of KGIC into our operations, especially its network of international agents and recruiting offices;

●	integrate any other assets or businesses acquired into our operations;

●	continue to consolidate and streamline the operations of CIBT, Sprott-Shaw and KGIC;

●	further develop our current programs, campuses and CIBT center locations;

●	continue building a network of new GLN Centers in additional Asian cities;

●	increase revenues by increasing student enrollments at our campuses and CIBT center locations;

●	enhance our product offerings by increasing our focus on the college preparation market and implementing a new Certified General Accountant program combined with a Bachelors degree in Canada and Asia;

●	increase the number of English language students at KGIC and all of our schools who subsequently enroll in certificate or degree-granting programs at Sprott-Shaw and other schools within our system;

●
continue to develop closer marketing and cross-selling relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaw’s Canadian campuses to study;

●	maintain strong relationships with our CIBT center and campus location facility and educational service providers, as well as the Chinese authorities; and

●	continue to promote our businesses and brands.

In addition to our cash and cash equivalents of approximately $6.5 million as of August 31, 2011, we estimate that we will need financing of approximately $1 million to carry out our near-term proposed expansion plans.  We plan to obtain the necessary funds from equity or debt financings, as required; however, there can be no assurance that we will obtain such financing.  If we are not able to obtain such additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Our continued growth will depend on our ability to manage our current operations and carry out our long-term expansion plans.  While we expect our expansion plan to generate revenue growth in the longer term, we expect to incur near-term losses.

A.  Operating Results

Results of operations for the year ended August 31, 2011 compared to the year ended August 31, 2010

The following table summarizes selected financial information for the year ended August 31, 2011 and the year ended August 31, 2010 on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2011	Percentage of Revenues	Year Ended August 31, 2010	Percentage of Revenues
	(C$)		(C$)
Revenues
– CIBT (education)	4,206,757	7%	7,166,099	13%
– Sprott-Shaw (education)	30,619,935	52%	36,919,922	66%
– KGIC (education)	21,838,554	37%	10,302,107	18%
– IRIX (advertising)	1,909,880	3%	1,566,724	3%
Revenues – Consolidated	58,575,126	100%	55,954,852	100%
Direct costs	21,430,791	37%	20,670,302	37%
Revenues net of direct costs	37,144,335	63%	35,284,550	63%
General and administrative expenses	39,467,375	67%	31,899,806	57%
Amortization and stock-based compensation expenses	1,748,697	3%	1,537,277	3%
Income (loss) before income taxes	(10,542,122)	(18%)	(1,412,802)	(3)%
Income tax (recovery) provision	894,623	2%	2,365,055	4%
Non-controlling interests	(443,565)	( *)	(369,883)	( *)
Net income (loss)	(10,091,064)	(17%)	582,370	1%

* Less than 1%.

Consolidated

We generated revenues of $58,575,126 for the year ended August 31, 2011, an increase of $2,620,274 from revenues of $55,954,852 for the year ended August 31, 2010. Our net loss was $10,091,064 for the year ended August 31, 2011, compared to a net income of $582,370 for the same period in 2010, a decrease of $10,673,434.

CIBT

Revenues for CIBT during the year ended August 31, 2011 were $4,206,757 compared to $7,166,099 for the year ended August 31, 2010, a decrease of 41%.  Revenues net of direct costs averaged a 48% margin during the year ended August 31, 2011, as compared to a 47% margin during the year ended August 31, 2010.  CIBT student enrollment was 1,808 for the year ended August 31, 2011 compared to 1,765 for the year ended August 31, 2010, a decrease of 2%.  Revenue per student enrolled averaged $2,327 for the year ended August 31, 2011 compared to $4,060 for the year ended August 31, 2010, a decrease of 43%.  The changes in student population and average revenue per student was a result of fewer college aged individuals leading to lower enrollment levels this year as compared to the previous year and the expiry of the agreement between Beijing University of Technology for CIBT to offer a premium program.

CIBT generated a net loss of $6,123,322 for the year ended August 31, 2011 compared to $ 1,529,433 for the year ended August 31, 2010.  A significant reason for the net loss position was a $5,897,778 impairment of intangible assets.  An impairment of intangible assets is not cash related.  As one of CIBT’s premium programs with Beijing University of Technology had expired, an impairment charge of $3,481,347 was recorded. Further, as a result of declining revenues and income stemming from CIBT’s business operations in Beijing, China, a further impairment charge of $2,287,905 to the carrying value of goodwill was recorded in the year ended August 31, 2011.

CIBT’s new business strategy in China is to become a western education wholesaler, substituting degree oriented programs with higher tuition, for mass market programs with lower tuition but a larger target market to grow its student base. The market for private degree oriented programs in China has become saturated with limited growth because of increasing competition and government restrictions. As such, CIBT’s MBA program was phased out and is being replaced with mass market programs including KGIC’s language programs and hotel management programs exclusively licensed from AHL-EI. The new strategy is to use GLN broadcasting studios to provide overseas students with mass market western education delivered through interactive video conferencing technology. Since the first quarter of 2011, targeting the mass market has increased CIBT’s twelve month student enrollments from 1,285 on November 30, 2010 to 1,566 on February 28, 2011 to 1,781 on May 31, 2011, to 1,808 on August 31, 2011, representing a steady and rapid growth of 12% per quarter. The new strategy has also decreased average twelve month revenue per student enrolled from $4,801 on November 30, 2010 to $3,483 on February 28, 2011 to $2,676 on May 31, 2011 to $2,327 on August 31, 2011, representing a decline of 16% per quarter.

The CIBT student enrollment was 1,808 for the year ended August 31, 2011 compared to 1,765 for the year ended August 31, 2010.  Revenue per student averaged $2,327 for the year ended August 31, 2011 compared to an average of $4,060 for the year ended August 31, 2010, a decrease of 43%.  CIBT’s revenues net of direct costs averaged a 35% margin during the year ended August 31, 2011 compared to a 23% margin during the year ended August 31, 2010.

The GLN platform allows students and teachers to communicate in real-time, while overseas students are further supported by a local teacher within their local classroom. Over the past 2.5 years, CIBT has tested the technology, modified their model, and taught courses through the GLN within a limited number of Chinese Universities. In March 2011, CIBT completed the construction of its Vancouver based broadcasting studio. CIBT personnel are allocating extensive time to the roll out of the GLN. The GLN platform produces additional revenue channels for our various school subsidiaries, including Sprott-Shaw and KGIC, so that these schools can offer their educational services via a technology platform in addition to the traditional face-to-face environment. All development costs for these new initiatives were expensed in prior years by us while the financial return was earned at the subsidiary schools.

Sprott-Shaw

Synergies were generated from the exchange of market intelligence, exchange and recruitment of students between CIBT in China and Sprott-Shaw and KGIC in Canada, and shared resources between these subsidiaries.

Revenues for Sprott-Shaw during the year ended August 31, 2011 decreased by $6,299,987 to $30,619,935 from $36,919,922 for the year ended August 31, 2010.  This decrease was due to lower student enrollments, but offset slightly by higher revenue per student enrolled. Sprott-Shaw’s student count was affected by increased stringency on Canadian student loan criteria, which resulted in modifications to Sprott-Shaw’s marketing and recruitment policies to adjust to the new student loan guidelines and has also shut down unprofitable campuses with high student loan default rates. These measures have resulted in decreased revenue and a non- recurring increase in severance pay, but have also given Sprott-Shaw a greater strategic focus on the remaining profitable campuses. A second factor that impacted enrollment levels and ultimately revenues was the change in the Canadian federal government funding policy on unemployment re-training. The funding policy shifted towards shorter programs in 2010, which affected a large percentage of Sprott-Shaw’s government funded programs. Since late 2010,Sprott-Shaw has been actively re-designing its employment insurance programs to adapt to the new policies. A number of new programs were launched in select campuses during the third and fourth quarters of fiscal 2011. Sprott-Shaw has also focused on boosting revenues from government contracts and has successfully won approximately C$1.2 million of government contracts in the twelve months ended August 31, 2011, which we expect will be reflected in Sprott-Shaw’s revenues for fiscal 2012.

The Sprott-Shaw student enrollment was 2,740 for the year ended August 31, 2011 compared to 3,822 for the year ended August 31, 2010.  Revenue per student averaged $11,175 for the year ended August 31, 2011 compared to an average of $9,510 for the year ended August 31, 2010, a decrease of 29%.  Sprott-Shaw’s revenues net of direct costs averaged a 66% margin during the year ended August 31, 2011 compared to a 68% margin during the year ended August 31, 2010.

Sprott-Shaw realized a net loss of $146,033 for the year ended August 31, 2011 compared to generating a net income of $1,007,400 for the year ended August 31, 2010. The decrease in earnings was due to increased severance pay from staff downsizing and a general decrease in revenue.

KGIC

We acquired KGIC on March 15, 2010. Revenues for KGIC have grown significantly through its synergistic relationship with us and our subsidiaries in the past fiscal year. In addition, the political unrest in the Middle East and the environmental disaster in Japan encouraged students from those areas to seek education abroad. Utilizing its strong international presence, KGIC was able to attract these students to Canada and study at its Canadian campuses, contributing to the growth in KGIC’s revenues. KGIC’s business trend is seasonal and their highest revenue and earnings season is traditionally the summer due to a significant volume of summer camp students.

Since its acquisition, KGIC has undertaken a number of consolidation efforts to decrease its future operating cost and improve its operational efficiency. These reorganizational measures have included a move toward shared resources, including staffing, among KGIC and Sprott-Shaw, which resulted in the elimination of a number of duplicate staff position, merging of campus locations, combining administration and accounting functions and reorganizing our student population among our subsidiary schools. The majority of expenses for these reorganizational efforts have been expensed in fiscal 2011; however, any benefits will not be realized until future quarters. The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earning result due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%.

Revenues for KGIC for the year ended August 31, 2011 were $21,838,554 compared to $10,302,107 for the year ended August 31, 2010, and of which $8,167,918 was earned in the six months ended August 31, 2010. Revenues net of direct costs averaged a 65% margin and generated a net loss of $448,527 for fiscal 2011, compared to a 57% margin and a net income of $84,548 for fiscal 2010.

KGIC student enrollment was 6,753 for the year ended August 31, 2011 compared to 6,322 for the year ended August 31, 2010.  Revenue per student averaged $3,234 for the year ended August 31, 2011 compared to an average of $3,555 for the year ended August 31, 2010, a decrease of 9%.

IRIX

Revenues for IRIX during the year ended August 31, 2011 were $1,909,880 compared to $1,566,724  for the year ended August 31, 2010, an increase of 22% as a result of growth in activity in the real estate sector in Western Canada in fiscal 2011. Revenues net of direct costs averaged a 48% margin during the year ended August 31, 2011 compared to a 55% margin for the year ended August 31, 2010.

Corporate

Our corporate operations generated a net loss of $3,440,273 for the year ended August 31, 2011, compared to a net income of $976,917 for the year ended August 31, 2010. Expenses and other items impacting the corporate results of operations include general and administrative expenses, amortization and stock-based compensation granted to our employees, officers and directors, each of which is discussed in further detail below.

General and Administrative Expenses

The following selected general and administrative expenses are for the consolidated group on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2011	Percentage of Revenues	Year Ended August 31, 2010	Percentage of Revenues
	(C$)	(C$)	(C$)	(C$)
Revenues	58,575,126	100%	55,954,852	100%
Advertising	12,190,564	21%	8,700,663	16%
Consulting and management fees	1,964,726	3%	1,380,305	25%
Office and general	4,538,292	8%	4,055,573	7%
Professional fees	1,369,960	2%	1,940,634	3%
Rent	6,092,868	10%	4,108,635	7%
Salaries and benefits	12,031,267	21%	10,645,586	19%
Total general and administrative expenses	39,237,013	67%	31,899,806	57%

Advertising costs increased by $3,489,901 or 40% from $8,700,663 for the year ended August 31, 2010 to $12,190,564 for the year ended August 31, 2011 primarily as a result of including the advertising costs for KGIC in fiscal 2011, which were not included in the advertising costs in fiscal 2010. Of the advertising costs incurred, Sprott-Shaw accounted for $5,431,995 ($5,563,476 for the year ended August 31, 2010), KGIC accounted for $6,290,652 ($2,407,626 for the year ended August 31, 2010), and CIBT accounted for the remainder of $464,380 ($726,605 for the year ended August 31, 2010). As normal course of business, KGIC and Sprott-Shaw pay international agents referral fees to refer them international students. Referral fees paid to agents are expensed out immediately upon payment; however, revenue collections must be booked as deferred revenue to be earned out over the period of the program in which the referred student is enrolled (programs range from 1 to 36 months in duration).  The increased upfront expenses and associated deferred revenues result in a swing of profits or losses depending on the cut-off periods of the year.

Consulting and management fees totaled $1,964,726 for the year ended August 31, 2011 as compared to $1,380,305 for the year ended August 31, 2010, an increase of $584,421 or 42% from the prior comparative period. A portion of the increase for the twelve month period comparison is due to the fact that KGIC’s consulting and management fees for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 period. Consulting and management fees from the corporate head office increased by $131,899 in the twelve months ended August 31, 2011 due to the heightened use of consultants for corporate finance and re-organization activity during the first and second quarter of 2011.

Professional fees totaled $1,369,960 for the year ended August 31, 2011 compared to $1,940,634 for the year ended August 31, 2010, a decrease of 29%.  The decrease was a result of using internal resources and lower cost contract consultants to perform technical work and the elimination of non-recurring expenses in the twelve months ended August 31, 2011, such as internal control consultants who provided extensive services in fiscal 2010 to assist us with Sarbanes-Oxley Act (Section 404 - Internal Controls) compliance.

Rental and lease costs of $6,092,868 were incurred during the year ended August 31, 2011 as compared to $4,108,635 for the year ended August 31, 2010 an increase of 48%.  The increase is attributable to the addition of KGIC`s rental costs to our fiscal 2011 operating expenses for a full fiscal period, as compared to only five and a half months of rental expenses included in fiscal 2010. The increase in rental expenses is also due to the implementation of the Harmonized Sales Tax (HST) in British Columbia in July 2011.

Salaries and benefits for the year ended August 31, 2011 amounted to $12,031,267 as compared to $10,645,586 for the year ended August 31, 2010, an increase of $1,385,681, or 13%.  The increased salaries and benefits cost was primarily attributed to the inclusion of salaries and benefits costs for KGIC for a full fiscal year, as compared to only five and a half months for fiscal 2010. KGIC also experienced significant growth in fiscal 2011, which required additional personnel to meet increased demand. CIBT on the other hand downsized its personnel as a result of a decreased student count in fiscal 2011 as compared to fiscal 2010. As a result, CIBT costs included severance payments in fiscal 2011. Sprott-Shaw’s personnel costs also decreased in fiscal 2011 due to a reduction in staffing levels, with cost savings being offset by severance payments but resulting in a net decrease of $145,418 for the twelve months ended August 31, 2011, as compared to the same period in 2010. Sprott-Shaw accounted for $6,989,431 (compared to $7,134,849 last year, a decrease of 2%) of total salaries and benefits, while our corporate group accounted for $492,908 (compared to $474,730 in fiscal 2010, an increase of 4%).  CIBT accounted for $1,187,357 (compared to $1,468,354 for the year ended August 31, 2010, a decrease of 19%).  KGIC accounted for $2,641,695 (compared to $914,763 for the year ended August 31, 2010, an increase of 189%) and IRIX accounted for $719,876 (compared to $652,890 last year, an increase of 10%) of salaries and benefits.

Office and general for the year ended August 31, 2011 totaled $4,538,292 an increase of $482,719 or 12% as compared to $4,055,573 for the year ended August 31, 2010.  Office and general expenses amounted to 8% of the revenues and calculated on a monthly basis, general expenses were $378,191 per month for the year ended August 31, 2011, an increase over the $337,964 per month for the year ended August 31, 2010.

Impairment

In fiscal 2011, an agreement between CIBT and Beijing University of Technology was not renewed. Accordingly, we recorded an impairment charge of $3,418,317 to the carrying value of intangible assets not subject to amortization. Furthermore, as a result of declining revenues and income stemming from our business operations in China, and the non-renewal of the Beijing University of Technology Agreement, we recorded an impairment charge of $2,287,905 to the carrying value of goodwill in fiscal 2011. This was determined based on a discounted net cash flow analysis. A further net impairment charge of $128,526 was recorded to the carrying value of leasehold improvements and furniture and equipment.

This compares to fiscal 2010 when the financial performance of our China operation experienced a slowdown and several programs were wound down, resulting in us determining the fair value of certain long-lived intangible assets to be impaired by $2,000,000.  Impairments are not cash related and do not impact the cash flow or operations of the company.

Amortization

Amortization of $1,657,575 for the year ended August 31, 2011 increased by $120,298 from $1,537,277 for the year ended August 31, 2010.

Deferred Financing Fees

In connection with our planned financing to raise US$15 million from accredited and institutional investors by way of a fully underwritten registered offering in the United States that was withdrawn on September 20, 2010, we incurred direct costs of $600,252 as at August 31, 2010, of which $200,000 was expensed in fiscal 2010 as we decided to put the financing on hold temporarily, leaving a remaining balance of $400,252. An additional $110,459 in financing related expenses was incurred in the year ended August 31, 2011, resulting in a balance of $510,711 that was expensed in full in fiscal 2011 as a result of continuing poor market conditions for education company stocks and negative investor sentiment towards companies with operations in China.

Results of operations for the year ended August 31, 2010 compared to the year ended August 31, 2009

The following table summarizes selected financial information for the year ended August 31, 2010 and the year ended August 31, 2009 on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2010	Percentage of Revenues	Year Ended August 31, 2009	Percentage of Revenues
	(C$)		(C$)
Revenues
– CIBT (education)	7,166,099	13%	9,576,706	21%
– Sprott-Shaw (education)	36,919,922	66%	33,659,924	76%
– KGIC (education)	10,302,107	18%	Nil	Nil
– IRIX (advertising)	1,566,724	3%	1,314,328	3%
Revenues – Consolidated	55,954,852	100%	44,550,958	100%
Direct costs	20,670,302	37%	16,234,348	36%
Revenues net of direct costs	35,284,550	63%	28,316,610	64%
General and administrative expenses	31,899,806	57%	25,531,613	57%
Amortization and stock-based compensation expenses	1,537,277	3%	1,636,761	4%
Income (loss) before income taxes	(1,412,802)	(3)%	778,351	2%
Income tax (recovery) provision	2,365,055	4%	(285,241)	(1%)
Non-controlling interests	(369,883)	( *)	(477,103)	(1%)
Net income (loss)	582,370	1%	16,007	*

* Less than 1%.

Consolidated

We generated revenues of $55,954,852 for the year ended August 31, 2010, an increase of $11,403,894 from revenues of $44,550,958 for the year ended August 31, 2009. Our net income was $582,370 for the year ended August 31, 2010, compared to a net income of $16,007 for the same period in 2009, an increase of $566,363.

CIBT

Revenues for CIBT during the year ended August 31, 2010 were $7,166,099 compared to $9,576,706 for the year ended August 31, 2009, a decrease of 25%.  Revenues net of direct costs averaged a 47% margin compared to a 54% margin during the year ended August 31, 2009.  The CIBT student population was 2,512 as at August 31, 2010 compared to 2,671 as at August 31, 2009, a decrease of 6%.  Revenue per student averaged $2,853 for the year ended August 31, 2010 compared to average revenue per student of $3,365 for the year ended August 31, 2009, a decrease of 15%.  The changes in student population and average revenue per student was a result of fewer college aged individuals leading to lower enrollment levels this year as compared to the previous year and the teach-out of City University’s MBA program in China while other MBA programs are being created. As CIBT winds down its programs and transition to new ones our business typically experience fluctuations in student population and revenues.

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

IRIX

Revenues for IRIX during the year ended August 31, 2010 were $1,566,724 compared to $1,314,328 for the year ended August 31, 2009, an increase of 19%.  The economic pickup during the year ended August 31, 2010 has positively contributed to IRIX’s advertising revenues, especially for advertising and marketing campaigns in the real estate sector.  IRIX has also expanded its clientele into other industries including the food and beverage industry which brings a more stable source of revenues to IRIX.   Revenues net of direct costs averaged a 55% margin during the year ended August 31, 2010 compared to a 51% margin for the year ended August 31, 2009.  IRIX’s margin increase is due, in part, to their active pursuit of higher margin design services such as creating print and television advertisements and designing websites, and a natural decrease in lower margin services for its clients, such as booking radio and television air time with media outlets.

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

General and Administrative Expenses

The following selected general and administrative expenses are for the consolidated group on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2010	Percentage of Revenues	Year Ended August 31, 2009	Percentage of Revenues
	(C$)		(C$)
Revenues	55,954,852	100%	44,550,958	100%
Advertising	8,700,663	16%	5,699,158	13%
Consulting and management fees	1,380,305	25%	1,230,128	3%
Office and general	4,055,573	7%	3,557,686	8%
Professional fees	1,940,634	3%	1,544,022	3%
Rent	4,108,635	7%	3,019,407	7%
Salaries and benefits	10,645,586	19%	9,631,436	22%
Total general and administrative expenses	31,899,806	57%	25,513,613	57%

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

Sprott-Shaw uses expensive advertising media in its marketing campaigns.  Sprott-Shaw utilizes television and radio which costs more than print media, but Sprott-Shaw’s use of television and radio is effectively implemented which allows them to maintain its market share and continue to build brand awareness.  KGIC’s advertising expenditure consisted of mainly agency fees, the commissions paid to their agents. CIBT uses print media and trade show presentations to market their programs resulting in lower costs for advertising.

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

Professional fees totaled $1,940,634 for the year ended August 31, 2010 compared to $1,544,022 for the year ended August 31, 2009, an increase of 26%.  The increase in professional fees was a result of the ongoing and required use of specialized experts in the fields of valuation, taxation and internal controls in order to be in compliance with various regulations in North America and Asia.  Since we are a SEC Registrant in the U.S., we are subject to compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls), and accordingly engaged the services of professionals that specialize in compliance with the Sarbanes-Oxley Act (Section 404 - Internal Controls).  In addition, our former and current auditors were both involved in the filing of our annual Form 20-F filing with the SEC in the U.S.  We also engaged professional legal services to prepare its listing on the Toronto Stock Exchange during the year.  Moreover, we sought professional advice on structure and tax filings and realization of the benefit of prior years tax losses.  The use of these various professionals and experts account for the significant increased costs.  A portion of these expenses is expected to be non-recurring as these projects are being completed in the coming quarters.

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

Impairment

In 2010, the financial performance of our China operation experienced a slow down and several programs were wound down therefore we assessed certain intangibles for impairment and a portion of the value of a specific intangible asset was determined to be impaired by $2,000,000.  Such impairment is not cash related and does not impact the cash flow or operations of the company.

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

During the year ended August 31, 2010, Sprott-Shaw EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $386,333 which has been accrued and recorded as an accrued liability as at August 31, 2010, resulting in a corresponding increase to business combination. Subsequent to August 31, 2010, Sprott-Shaw is not subject to any future performance contingency.

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

KGIC Acquisition

On March 15, 2010, we acquired substantially all of the operating assets of KGIC, including all necessary approvals or consents from regulatory authorities required in connection with KGIC’s business, physical assets used in connection with KGIC’s business, intellectual property, student contracts and contracts of employment for teaching staff.  We did not acquire other non-education assets of KGIC including most real estate holdings.  We also assumed certain contractual obligations of KGIC related to the assets acquired, including accounts payable and obligations under certain contracts.

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

(b)
we paid $700,000 in cash to KGIC from funds held in escrow, including $650,000 in the year ended August 31, 2010, and $50,000 in the year ended August 31, 2011. In the year ended August 31, 2011, the parties further amended the purchase consideration whereby $700,000 of the purchase price was repaid by KGIC to us; and

(c)
on January 10, 2012, we paid a one-time earn out payment of $150,000 to the vendor in lieu of further consideration of $3,917,810 that would have been payable under the terms of the original purchase agreement had certain net revenue and EBITDA milestones been met by KGIC in fiscal 2011. The one-time earn out was paid pursuant to an earn out agreement dated January 3, 2012 between us and the vendors. The earn out agreement is included as an exhibit to this annual report.

The acquisition of KGIC was accounted for using the purchase method with the preliminary fair value of the assets acquired and liabilities assumed on the acquisition date being as follows:

Assets and Liabilities Acquired in Acquisition of KGIC	Fair Value of Assets Acquired (C$)
Cash	19,744
Accounts receivable	809,750
Inventory	110,620
Prepaids and other current assets	258,872
Property and equipment	352,089
Intangible assets subject to amortization	1,610,000
Intangible assets not subject to amortization	1,230,000
Goodwill	3,542,488
Accounts payable and accrued liabilities	(361,562)
Deferred revenue	(3,475,442)
Net assets acquired equal to purchase price	4,096,559

In November, 2011, the purchase price allocation for this acquisition was finalized, which did not result in significant changes to the preliminary purchase price allocation. Acquisition costs totaled $279,062.

B.  Liquidity and Capital Resources

Our operations have been financed through internal cash flows, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

The following table is a summary of selected financial information for the periods indicated:

Financial Position	As at August 31, 2011 (C$)	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)
Cash and cash equivalents	6,456,568	11,511,835	10,337,128
Working capital (deficit) (1)	(4,601,899)	(1,836,438)	440,643
Total assets	41,160,434	54,969,338	47,521,692
Long-term liabilities	283,364	259,534	2,077,154
Non-controlling interest	1,238,271	1,327,126	1,198,606
Shareholders’ equity	17,797,370	27,022,958	22,671,054

(1) Working capital (deficit) is calculated as current assets minus current liabilities.

Our cash and cash equivalents as at August 31, 2011 totaled $6,456,568, a decrease of $5,055,267 from $11,511,835 as at August 31, 2010. Our working capital deficit was $4,601,899 as at August 31, 2011, compared to a working capital deficit of $1,836,438 as at August 31, 2010. The changes in working capital accounts reflect the normal business operating cycle of our education business, most of which follows a typical student enrolment season for this industry, being September each year. A substantial amount of our tuition fees are collected each year in the month of September for Sprott-Shaw and in June for KGIC, but are deferred and recognized as revenue earned as the courses and programs are delivered throughout the academic periods.

We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2011.  For details of our short-term and long-term contractual obligations, please see “Item 5. Operating and Financial Review and Prospects – F. Tabular Disclosure of Contractual Obligations”.

However, we estimate that we will need additional financing of approximately $1 million to carry out our proposed expansion plans for fiscal 2011.  We plan to obtain the necessary funds from equity or debt financings, as required.  However, there can be no assurance that we will obtain the financing required, or any at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

In June 2010, we filed a Registration Statement on Form F-1 (the “Registration Statement”) with the SEC in connection with a proposed public offering of approximately $15 million of our common shares. However, due to market conditions, the Registration Statement was withdrawn in September 2010. We have no plans to refile the Registration Statement with the SEC.

On June 29, 2011, we closed the first tranche of a non-brokered private placement, raising $507,000 by the issuance of 1,690,000 units at a price of $0.30 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share at a price of $0.35 for a period of three years from the date of issuance. We incurred a finders’ fee consisting of a cash commission of $10,050 and finder’s warrants, exercisable for three years, entitling the holder to purchase 33,500 common shares at a price of $0.35 per share under the first tranche closing. On July 11, 2011, we closed the second tranche of the non-brokered private placement.  We raised $310,000 by the issuance of 1,033,333 common shares at a price of $0.30 per share. No finders’ fee was incurred for the second tranche closing.  Total proceeds of $817,000 were raised in the non-brokered private placement.

Operating Activities

Operating activities used cash of $3,581,135 during the year ended August 31, 2011, primarily due to changes to deferred revenue recognition. Operating activities generated cash during the year ended August 31, 2010 in the amount of $2,027,949 and during the year ended August 31, 2009 of $2,329,895.  For the year ended August 31, 2011, a decrease in deferred revenues resulted in the use of cash by us in the net amount of $3,917,744, as less tuition fees were collected during that period. An increase in deferred revenues and fees due to the deferral of tuition fees used cash of $583,878 in 2010, compared to a decrease in the same providing cash of $2,875,843 in 2009 due to the recognition of tuition fees. A decrease in accounts receivable by $2,733,063 for year ended August 31, 2011 resulted in a cash inflow to us, as compared to an increase in accounts receivable that used cash of $2,846,521 in 2010, and to $4,162,671 in 2009.

Investing Activities

Investing activities used cash of $853,288 during the year ended August 31, 2011, compared to $5,752,247 used during the year ended August 31, 2010, primarily as a result of purchases of property and equipment, net assets acquired from other companies and curriculum development costs. In fiscal 2011, we did not complete any major acquisitions. Investing activities used cash of $1,969,054 during the year ended August 31, 2009, primarily due to the purchase of property and equipment, net assets acquired from other companies, curriculum development costs and the disposal of our controlling interest in Asia Interactive Media Inc.

Financing Activities

Financing activities used cash of $570,265 during the year ended August 31, 2011, as compared to providing cash of $4,993,709 during the year ended August 31, 2010, primarily due to proceeds from the issuance of our shares and loans in fiscal 2010, as compared to paying back $712,917 of loan principal net of share issuance of $706,950 in fiscal 2011.  This compares to financing activities that used cash of $943,879 during the year ended August 31, 2009, primarily due to the repurchases of our shares in open market transactions pursuant to a Canadian regulatory approved normal course issuer bid and loan repayments.

Capital Resources

We had cash of $6,456,568 and our working capital deficit was $4,601,899 as of August 31, 2011.  We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2012, although we may pursue additional financing options such as utilizing our line of credit or raising capital by way of a private placement. We may also consider reducing our discretionary spending. We may also seek to raise capital in the equity and debt markets to fund our expansion plans, as required. However, there can be no assurance that we will obtain the financing required, or any at all. Sprott-Shaw has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2011, the demand operating credit facility was not utilized.

Debt

Sprott-Shaw has a demand term installment loan with a principal balance of $2,150,000, payable in monthly installments of $50,000 plus interest at a rate of prime plus 2%. In addition, Sprott Shaw has a promissory note of $36,724 payable at a rate of $460 per month including interest at a rate of 8.5% per annum, which is unsecured and due in October 2013.

Financial Instruments

In accordance with current accounting standards, we initially measure all financial assets and financial liabilities at fair value and classify them into categories with ongoing measurement as follows:

●	Held-to-maturity investments measured at amortized cost using effective interest method;
●	Available-for-sale assets measured at fair value;
●	Assets and liabilities held-for-trading measured at fair value;
●	Loans and receivables measured at amortized cost using effective interest method; and
●	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The fair value of our financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments. The fair value of our marketable securities is based on quoted prices in an active market. The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our audited consolidated financial statements for the year ended August 31, 2011 included in this annual report. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

Our educational programs and services consist of tuition fees (net of discounts) on course offerings by CIBT, Sprott-Shaw and KGIC. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short-term course trial period which commences on the date a course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in past fiscal years. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis. The portion paid to the educational service providers is included in direct educational costs.

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

We recognized an impairment loss of $2,287,905 (2010 –$ 2,000,000) on other indefinite lived intangible assets for the year ended August 31, 2011.

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

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.  We perform an annual impairment tests on August 31st of each year. We recognized an impairment loss of $3,481,347 (2010 – Nil) on goodwill for the year ended August 31, 2011.

Foreign Currency Translation

CIBT in China maintains its accounting records in Chinese RMB, whereas our functional currency and that of our subsidiaries operating in Canada, such as KGIC and Sprott-Shaw, is the Canadian dollar. Our reporting currency is the Canadian dollar.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self-sustaining operation.

We follow the temporal method of accounting for the translation of foreign currency transactions into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur. Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period.

Stock-Based Compensation

We grant stock options and warrants to certain directors and employees to acquire shares in our common stock in accordance with the terms of our stock option plan.  When stock options are issued, we record the estimated fair value of the stock-based compensation awards as an expense over the requisite service period with a corresponding credit to contributed surplus.  Fair values have been determined using the Black-Scholes option pricing model.

Property and equipment

Property and equipment are recorded at cost.  Amortization is provided over the estimated useful lives of the assets as follows:

●	Leasehold improvements – straight-line over the lesser of five years and the remaining lease term;
●	Furniture and equipment – 20% declining balance; and
●	Computer equipment – 20% to 30% declining balance.

We review the carrying value of property and equipment for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. The determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis. We recognized an impairment loss of $128,526 (2010 - $Nil) on property and equipment for the year August 31, 2011.

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

Canadian and U.S. GAAP differences

We are maintaining our accounting records in accordance with generally accepted accounting principles ("GAAP") in Canada, and reconciling to U.S. GAAP in Note 26 to our consolidated financial statements. When reconciling the consolidated financial statements to U.S. GAAP, the following differences were included:

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

●
Under Canadian GAAP non controlling interests in a subsidiary are disclosed after total liabilities but before equity.  Under U.S. GAAP, non controlling interests are considered to be part of equity.  As to ASC 810, prior-period payments related to changes in ownership interest in a consolidated subsidiary should be reclassified from investing to financing activities in the Statement of Cash Flow.

Future Accounting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the conversion to IFRS will be applicable to our reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented. Our November 30, 2011 financial statements prepared on the basis of IFRS were filed on February 13, 2012.

Changes in Accounting Policies including Initial Adoption

None.

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

Included in the operating results for all relevant periods are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009
Foreign exchange gains (losses)	$10,771	$(96,677)	$162,537

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

As of August 31, 2011, approximately 54% of Sprott-Shaw’s students and no KGIC students received a form of government student financial assistance.  For private educational institutions, such as Sprott-Shaw, each campus or physical educational facility must be certified separately by completing and submitting a separate application, following which the campus or physical educational facility enters into a memorandum of understanding with StudentAid BC, a branch of the Ministry of Advanced Education and Labors Market Development of British Columbia (the “Ministry”) that administers Canada student loans and Canada student grants on behalf of the Government of Canada, on an annual basis. A number of factors are considered in the certification process, including course descriptions, costs, duration, types of participants, type of certificates issued upon completion and lists of occupations for which training is given to students. Campuses must be re-certified after a change in ownership. Certifications are granted for a period of up to five years, subject to review by the granting authority. There is therefore no guarantee that our currently certified facilities will continue to be certified in the future. Additionally, the requirements to obtain certification may change, making it more difficult to become certified or limiting the number of certifications granted.

Prior to applying for certification of a particular campus, the campus must be registered to operate private training institutions in the province of British Columbia and have its programs approved. The registration and approval process is overseen by Private Career Training Institutions Agency (of BC) (the “Agency”), the regulatory agency for private training institutions in the province of British Columbia authorized by the Ministry. Private educational institutions must be registered if they offer any programs that exceed $1,000 in tuition and 40 hours in duration. Registration occurs by way of an application process that generally takes between one to two months to complete and involves submitting materials and information to the Agency along with application fees. A site visit/inspection may also be required by the Agency on a case by case basis.

All of Sprott-Shaw’s campuses are registered with the Agency. The campuses were certified prior to the acquisition of Sprott-Shaw Community College in December 2007, and were re-certified following the acquisition.  None of Sprott-Shaw’s campuses have been denied their initial certifications or lost their existing certifications. Prior to the acquisition of KGIC on March 15, 2010, all of KGIC’s campuses were registered with the Agency to operate private training institutions in British Columbia, but KGIC’s language schools do not qualify for certification or student loan assistance as the student loan and student grant programs are not applicable to language schools. The business college operated by KGIC was certified in British Columbia and Ontario, and was re-certified after the acquisition. The KGIC Colleges have been registered with the Agency and had their programs approved.

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

Sprott-Shaw employs a Manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, Sprott-Shaw’s head office and StudentAid BC each conduct semi-annual audits to verify that the campuses are in compliance.

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

F.  Tabular Disclosure of Contractual Obligations

As at August 31, 2011, we had the following contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt Obligations(1)	$2,186,724	$2,152,492	$34,232	-	-
Capital Lease Obligations(2)	$350,897	$101,765	$199,352	$49,780	-
Operating Leases(3)	$10,989,989	$3,311,193	$6,835,059	$843,737	-
TOTAL	$18,512,051	$10,549,891	$7,068,643	$893,517	-

(1)	Long-term debt obligations relate to term loans and promissory notes.
(2)	Capital lease obligations relate to capitalized leased assets.
(3)	Operating leases relate to leased office and campus premises.

As of August 31, 2011, the remaining principal balance relating to long-term debt was $34,232 (August 31, 2010 - $36,724) and the capital lease obligations totaled $249,132 (August 31, 2010 - $222,810). The current portion of long-term debt was $2,152,492 (August 31, 2010 - $2,757,164) and of capital lease obligations was $101,765 (August 31, 2010 - $118,098).

Quantitative and Qualitative Disclosure About Market Risk

Exchange Rate Risk – We operate in Canada and China, and through our subsidiaries in China we generate revenues in Chinese RMB and incur operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. As we hold minor amounts of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on our net income. A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $160,000. A weakening of 5% of the Canadian dollar against the Chinese RMB would result in an equal and opposite impact on net income.

Credit Risk – The financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of our financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2011 is reported net of allowance for bad debts of $914,358 (August 31, 2010 – $451,691). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest Rate Risk – We are exposed to interest rate risk on our cash and cash equivalents which earn interest at market rates, and we are exposed to interest rate risk on our demand term installment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity Risk – We are exposed to liquidity risk in that we will not have sufficient cash resources to meet our financial obligations as they come due in the normal course of business.  We manage our liquidity risk by monitoring our operating requirements and using our demand operating credit facility of $1,500,000 to ensure financial resources are available. We could look to capital financing which we have successfully raised in the past. However, there is no assurance that such financing will be available on favorable terms. Management prepares budgets and cash forecasts to ensure that we have sufficient funds to fulfill our financial obligations.

Our capital structure consists of shareholders’ equity and long-term debt.  We manage and adjust our capital structure in light of economic conditions and the risk characteristics of the underlying assets.  We monitor our capital using various financial ratios and non-financial performance indicators.  Our primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  We must comply, and we are currently in compliance, with certain financial ratio requirements in connection with our long-term debt.

We reported a net loss of $10,091,064 and generated negative cash flow used in operating activities.  We had a net working capital deficit of $4,601,899.  Our consolidated financial statements included in this annual report have been prepared assuming we will continue as a going concern.  Although we have completed private placements, there can be no assurance that we will be able to continue to raise funds, in which case we may be unable to meet our obligations.  However, we hold sufficient cash to support our operations in the next 12 months.

Our ability to continue as a going concern is dependent upon the ability to raise capital, the generation of positive cash flow, and the performance of the various educational programs that we offer and the success of the development for new programs.  There is no certainty that  such  events  will  occur  and  that  sources  of  financing  will  be  obtained  on  terms  acceptable  to management.  Whether and when we can attain profitability and positive cash flows is also uncertain.  The  accompanying  financial  statements  do  not  include  any  adjustments  relating  to  the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.  Such adjustments could be material.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant impact on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. The rate of inflation in November 2011 was 4.2%. Based on the upward change of the Consumer Price Index in 2011, the Chinese government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. Such measures adopted by the Chinese government may not be successful in reducing or slowing the rate of inflation in China, and sustained or increased inflation in China in the future may adversely affect our business and financial results.

ITEM 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

Officers:

As of the date of this annual report, the following persons are our senior officers:

Name	Age	Titles	Appointment Date
Toby Chu	50	President, Chief Executive Officer and Vice Chairman	May 11, 1994
Dennis Dan Huang	49	Corporate Secretary	June 28, 2010
		Chief Financial Officer	June 28, 2010
Patrick Dang(1)	52	President of Sprott-Shaw	November 17, 2010
Sung Sub Lim	46	President of the KGIC Colleges	March 7, 2010
Steve Sohn	50	Vice President of the KGIC Colleges	March 7, 2010

(1)	Mr. Patrick Dang was the acting President of Sprott-Shaw from November 17, 2010 to December 9, 2010, and was formally appointed as President of Sprott-Shaw on December 10, 2010.

Directors:

The following table sets forth certain information relating to our directors as of the date of this annual report:

Name	Age	Appointment or Election Date
Toby Chu (3)(4)	50	May 11, 1994
Tony David (2)	71	July 28, 1998
Troy Rice (1)(3)	48	October 28, 2005
David Hsu (1)(2)(4)	69	February 27, 2006
Shane Weir (1)(3)	57	December 12, 2008
Derek Feng (1)(2)(4)	46	July 19, 2011

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our corporate governance committee
(4)	Member of executive committee

Mr. Feng was appointed as a director effective July 19, 2011. Mr. David Kong, who was appointed as a director effective July 1, 2010, chose not to stand for re-election at our annual meeting held on December 16, 2011. This decision was not due to any disagreement between us and Mr. Kong.

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

Patrick Dang, President of Sprott-Shaw

Mr. Dang was appointed as the President of Sprott-Shaw on December 10, 2010. From November 17, 2010 to December 9, 2010, he was the Acting President of Sprott-Shaw.  Mr. Dang has over 26 year of marketing and sales experience at senior levels of management, and over the past 15 years he has held senior positions at Sprott-Shaw, including VP for Marketing and VP for International Business and Product Development. During his tenure at Sprott-Shaw Community College, Mr. Dang was responsible for leading the companies marketing and sales directions including licensing of new partnership’s and joint ventures internationally. Through his vision and direction the college has enjoyed unprecedented levels of growth and expansion culminating in the growth in sales, revenues and profits alike. In fact, performances increased exponentially between 18% and 30% annually under his watchful eye. Mr. Dang personally directed the drive for international development, growth and expansion of the college leading to licenses and franchises being established in countries like Jordan and Oman in the Middle East, India, Hanoi and Ho Chi Min City in Vietnam, Beijing, Shanghai and Guang Dong Provinces in China.

Sung Sub Lim, President of the KGIC Colleges

Mr. Lim is the President of each of the KGIC Colleges. He founded KGIC in 1996 and grew the business from one facility with seven classrooms to eight campuses, six overseas staff offices, a staff of 204 and enrollment of over 5,000 students annually. Mr. Lim successfully developed a global network of recruiting agents and education partners in 30 countries as part of KGIC’s growth strategy. Mr. Lim holds Bachelor of Arts degrees majoring in Theatre and Film from Chung-Ang University and the Seoul Institute of the Arts in Korea.

Steve Sohn, Vice President of the KGIC Colleges

Mr. Sohn is the Vice President of each of the KGIC Colleges. He joined KGIC in the position of Senior Director in 2003 and was promoted to the position of Vice President, responsible for operations, programs and business development in 2005 and played a key role in the growth of KGIC’s operations. Prior to joining KGIC, Mr. Sohn served as the Director of Business Development for Canadian Education Bridge Inc., an education consulting firm that assists post-secondary institutions with developing customized group programs, from 2001 to 2003. Mr. Sohn oversaw a project to develop non-credit ESL and IT certificate programs for overseas university student groups for delivery at the University of Washington extension and the University of British Columbia continuing studies. Mr. Sohn holds a Bachelor of Commerce degree from the University of Alberta in Canada and a Master of Business Administration degree from Yonsei University in Korea.

Tony Haskell David, Director

Mr. David has been a director of CIBT Education Group since 1998. From 1979 to present Mr. David has been self-employed as an oral maxillofacial surgeon.  He is a member of the Canadian Association of Oral and Maxillofacial Surgeons, the BC Association of Oral and Maxillofacial Surgeons, and the College of Dental Surgeons. Mr. David has a Master of Science degree in Physiology from the University of Oregon, and a Doctorate in Dental Medicine from the Washington University School of Dental Medicine in St. Louis, Missouri.

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

Derek Feng, Director

Mr. Feng was appointed as a director of CIBT Education Group Inc. by the Board of Directors effective July 19, 2011 to replace David Warnock, who resigned as a director in July 2011. Mr. Feng has held a number of positions at General Electric Company (“GE”) from 1999 to 2006, including Manager of Americas Business Development at GE Capital, Managing Director, Global Business Development at GE Equipment Management, General Manager, Global Business Development at GE Infrastructure, and the Global Head of Business Development at GE Industrial, a division that has operating businesses ranging from high tech instruments to equipment leasing. Mr. Feng was also an officer of GE Capital Corporation, the largest non-bank financial services company in the world. During his tenure at GE, he evaluated numerous acquisitions, dispositions, minority investments and joint venture opportunities globally. In 2006, Mr. Feng became the Executive Vice President of Strategy, Planning and Operations at Knowledge Universe, an education holding company with a network of more than 3,000 locations worldwide, employing over 40,000 education professionals, and operating early childhood education centers, international schools, colleges, large on-line schools and school management systems. Mr. Feng graduated from Tsinghua University in China with a Bachelor of Science degree in Electrical Engineering, followed by a Master of Business Administration degree from University of California, Los Angeles.

Other Directorships Currently Held

The following directors hold directorships in other public companies as set out below.

Name of Director	Other Directorship	Company
Shane Weir	Director	e-Kong Group Limited
Derek Feng	Director	ChinaCast Education Corporation

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

Arrangement or Understandings Concerning Directors or Senior Management

None.

B.  Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for executive officers for the year ended August 31, 2011, without giving effect to the share consolidation.

Summary Compensation Table

Name	Year (1)	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Toby Chu(3)	2011	206,667	-	-	44,000	293,333	-	544,000
Dennis Dan Huang(4)	2011	100,000	-	-	26,000	-	-	126,000
Patrick Dang(5)	2011	184,312	-		22,000	-	-	206,312
Alvin Chu(6)	2011	120,581	-	-	3,300	-	-	123,881
Sung Sub Lim(7)	2011	186,357	-	-	-	-	-	186,357

(1)	“2011” denotes for the fiscal year 2011 from September 1, 2010 to August 31, 2011.
(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model.

(3)
Toby Chu is the President, Chief Executive Officer and a director of CIBT Education Group and the Chief Executive Officer and a director of CIBT. Mr. Chu is also a director of Sprott-Shaw, as well as a director and the secretary of IRIX. In 2011, options to purchase up to 200,000 common shares of CIBT Education Group Inc. were granted to Toby Chu for Mr. Chu’s services as a director and are exercisable at a price of $0.42 per share until March 1, 2016.

(4)
Dennis Dan Huang is the Chief Financial Officer and Corporate Secretary of CIBT Education Group. In 2011, options to purchase up to 100,000 common shares of CIBT Education Group Inc. were granted to Mr. Huang and are exercisable at a price of $0.54 per share until October 13, 2013.

(5)
Patrick Dang was appointed as the President of Sprott-Shaw on December 10, 2010, and was its Acting President from November 17, 2010 to December 9, 2010. In 2011, options to purchase up to 100,000 common shares of CIBT Education Group Inc. were granted to Mr. Dang and are exercisable at a price of $0.42 per share until March 1, 2016.

(6)
Alvin Chu is the President and Chief Executive Officer of IRIX, and is Toby Chu’s brother. In 2011, options to purchase up to 15,000 common shares of CIBT Education Group Inc. were granted to Mr. Chu and are exercisable at a price of $0.42 per share until March 1, 2016.

(7)	Sung Sub Lim has been the President of KGIC since March 7, 2010.

Director Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for our directors for the year ended August 31, 2011 without giving effect to the share consolidation.

Name	Year(1)	Salary (C$)		Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Troy Rice(3)	2011	9,893	(11)	-	-	22,000	-	-	31,893
Tony David(4)	2011	9,893	(11)	-	-	5,500	-	-	15,393
David Warnock(5)	2011	9,893	(11)	-	-	-	-	-	9,893
Shane Weir(6)	2011	9,893	(11)	-	-	-	-	-	9,893
David Hsu(7)	2011	9,893	(11)	-	-	22,000	-	-	31,893
David Kong (8)	2011	9,893	(11)	-	-	-	-	-	9,893
Derek Feng(9)	2011	-		-	-	-	-	-	-

(1)	“2011” denotes for the fiscal year 2011 from September 1, 2010 to August 31, 2011.
(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model. In fiscal 2011, options to purchase 100,000 common shares each were granted to our directors, Troy Rice and David Hsu, and 25,000 common shares to our director, Tony David. Options granted to directors expire on March 1, 2016 and are exercisable at a price of $0.42 per share.

(3)	Troy Rice is a director of CIBT Education Group and CIBT and was previously Chief Operating Officer of CIBT.
(4)	Tony David is a director of CIBT Education Group.
(5)	David Warnock resigned as a director of CIBT Education Group on July 19, 2011.
(6)	Shane Weir is a director of CIBT Education Group.
(7)	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.
(8)	David Kong did not stand for re-election as a director of CIBT Education Group and ceased to be a director on December 16, 2011.
(9)	Derek Feng was appointed as a director of CIBT Education Group on July 19, 2011.
(10)	Directors received compensation of US$10,000 for their services as directors in fiscal 2011 which was converted to Canadian dollars at the average rate of exchange for the period of US$1 = C$0.9893.

Director and Officer Stock Option Grants

On December 17, 2010, our shareholders approved a “rolling” stock option and stock bonus plan (the “Current Plan”) that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. The Current Plan is considered as an “evergreen” plan because the common shares covered by the options are available for subsequent grants at such time as the options have been exercised.

Directors and officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the Toronto Stock Exchange on December 30, 2010 and by the NYSE Amex on January 13, 2011.

The purpose of the Current Plan is to attract, retain and motivate management, directors, employees and other service providers by providing them with an opportunity, through share options, to acquire an interest in our share capital and benefit from our growth.

The material terms of the Current Plan are as follows:

1.
The term of any options granted under the Current Plan will be fixed by the compensation committee of the Board, or any other committee of the Board established to monitor and recommend on compensation matters, or in the absence of any such committee, the Board itself (the “Committee”) at the time such options are granted, provided that options will not be permitted to exceed a term of ten years. Except where not permitted by the Toronto Stock Exchange, where an option expires during a black-out period, or within 10 business days following the end of a black out period, the term of the option will be extended to the date which is five business days following the last day of the black-out period.

2.	The Committee may place limits on the maximum number of shares which may be issuable pursuant to options granted under the Current Plan to any particular optionee or category of optionees.

3.
The exercise price of any options granted under the Current Plan will be determined by the Committee, but shall not be less than the average closing trading price of our common shares on the five trading days (on which at least one board lot of the shares was traded) preceding the grant of such options (the “Market Price”).

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

(a)
If the optionee, or in the case of an option granted to any optionee who satisfies the definition of service provider, the optionee’s employer, ceases to be employed or engaged by us and any of our subsidiaries (including by way of voluntary resignation or retirement as a director, officer or service provider), each option held by the optionee shall be exercisable in respect of that number of option shares that have vested pursuant to the terms of the option agreement governing such option at any time up to but not after the earlier of the expiry date of that option and the date which is 30 days after the optionee ceases to be a director or officer of us and our subsidiaries or service provider;

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

(c)	Notwithstanding paragraph (a), if the optionee, or, in the case of an option granted to an optionee who satisfies the definition of service provider, the optionee’s employer:

(i)
ceases to be employed or engaged by us and any of our subsidiaries for cause, as that term is determined by the Board, or interpreted by the courts of the jurisdiction in which the optionee or optionee’s employer is employed or engaged if subject to court review;

(ii)
ceases to be a director or officer of us and any of our subsidiaries or a service provider by order of any securities commission, recognized stock exchange, or any regulatory body having jurisdiction to so order;

(iii)	ceases to provide investor relations services if the optionee’s primary function with us was the provision of such services; or

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

8.
We may generally amend or terminate the terms and conditions of the Current Plan or any option agreement, as applicable, by resolution of the Committee and without seeking shareholder approval (the “Amendment Procedure”).  Any amendment to the Current Plan will apply to options granted after the effective date of such amendment, provided that it may apply to any outstanding options with mutual consent from us and the optionees to whom such options have been granted.  Disinterested shareholder approval will be required for the following types of amendments:

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

10.
The Committee may allot, issue and deliver common shares in our capital (“Bonus Shares”), from time to time in each calendar year, in such amounts as the Committee deems fit, in an aggregate annual amount of up to 2% of the number of issued and outstanding shares as at December 31st of the year in respect of which the Bonus Shares are being issued, to those directors and officers of us or of any of our subsidiaries and service providers whom the Committee deems to have provided extraordinary contributions to our advancement. The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to us by the recipient, as determined by the Committee, in its discretion, and shall be issued at a deemed price determined by the Committee at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price on the trading day immediately preceding the day on which the Bonus Shares are issued.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

Whenever we issues common shares in our capital to all or substantially all of our shareholders by way of a stock dividend or other distribution, or subdivide all outstanding common shares into a greater number of common shares, or combine or consolidate all outstanding common shares into a lesser number of shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each option:

(a)	the option price will be adjusted to a price per common share which is the product of:

(i)	the option price in effect immediately before that effective date or record date; and

(ii)
a fraction the numerator of which is the total number of common shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of common shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)
the number of unissued option shares will be adjusted by multiplying (i) the number of unissued option shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in paragraph (a)(ii) above.

12.	Subject to the prior approval of the TSX, whenever we issue by way of a dividend or otherwise distribute to all or substantially all holders of our common shares:

(a)	shares in our capital, other than common shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of common shares are determined for purposes of the Special Distribution, for each option, the option price will be reduced, and the number of unissued option shares will be correspondingly increased, by such amount, if any, as is determined by the Committee in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the common shares as a result of such Special Distribution.

13.	Whenever there is:

(a)
a reclassification of outstanding common shares, a change of common shares into other shares or securities, or any other capital reorganization of our company, other than as described in paragraphs 11 and 12 above;

(b)
a consolidation, merger or amalgamation of our company with or into another corporation resulting in a reclassification of outstanding common shares into other shares or securities or a change of our common shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of our company’s undertaking and assets become the property of another corporation,

(any such event being herein called a “Corporate Reorganization”) the optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Current Plan) and will accept on the exercise of such option, in lieu of the unissued option shares which the option holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that the option holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, the option holder had been the holder of all unissued option shares.

14.
If a bona fide offer (an “Offer”) for common shares is made to our shareholders generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of our company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), we shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all options outstanding under the Current Plan that have not vested at the time of such Offer will become immediately vested and any such option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the common shares received upon such exercise, pursuant to the Offer.

However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the common shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the common shares received upon such exercise, or in the case of clause (b) above, the common shares that are not taken up and paid for, may be returned by the optionee to us and reinstated as authorized but unissued common shares and with respect to such returned common shares, the option shall be reinstated as if it had not been exercised and the terms upon which such common shares were to become vested pursuant to this section shall be reinstated.  If any common shares are returned to us under this paragraph, we shall immediately refund the option price to the optionee for such common shares.

15.
If, at any time when an option granted under the Current Plan remains unexercised, an Offer is made by an offeror, the Committee may declare, upon notifying each optionee of full particulars of the Offer, that all options outstanding under the Current Plan that have not vested at the time of such declaration are immediately deemed vested and that all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date when common shares must be tendered pursuant to the Offer, provided the Offer is completed.

16.
In the event of a change of control (as defined in the Current Plan), all options outstanding under the Current Plan that have not vested at the time of such change of control will become immediately vested, whereupon optionees holding such options may immediately exercise in whole or in part such options. Furthermore, the Committee may, upon notifying each optionee of a change of control, declare that all options outstanding under the Current Plan that have not been exercised shall cease and terminate and be of no further force and effect unless the optionees exercise such options before their termination on the date on which the change of control occurs, provided such change of control does occur.

However, if the change of control does not occur, the common shares received upon such exercise may be returned by the optionee to us and we shall reinstate such returned common shares as authorized but unissued common shares, reinstate the option(s) in respect of such returned common shares as if it (they) had not been exercised and reinstate the terms upon which such common shares were to become vested pursuant to the relevant option agreement.

If any common shares are returned to us, we shall immediately refund the exercise price to the optionee for such common shares.

As at August 31, 2011, the following number of stock options were held by our directors and officers:

Name	Number of common shares underlying options held	Grant Date	Exercise or base price (C$/Share)	Expiration date
Toby Chu	100,000 100,000 (1) 100,000 10,000 200,000 (1) 440,000 100,000 (1)	June 22, 2007 June 22, 2007 January 22, 2009 May 3, 2010 March 1, 2011 January 6, 2012 January 6, 2012	1.53 1.53 0.51 0.80 0.42 0.24 0.24	June 21, 2012 June 21, 2012 January 21, 2012 May 2, 2013 March 1, 2016 January 6, 2017 January 6, 2017
Dennis Dan Huang(2)	50,000 100,000 100,000	June 22, 2007 October 14, 2010 January 6, 2012	1.53 0.54 0.24	June 21, 2012 October 13, 2013 January 6, 2017
Patrick Dang(3)	100,000	March 1, 2011	0.42	March 1, 2016
Alvin Chu	15,000	March 1, 2011	0.42	March 1, 2016
Sung Sub Lim	50,000	January 6, 2012	0.24	January 6, 2017
Troy Rice	100,000 10,000 100,000 150,000	June 22, 2007 May 3, 2010 March 1, 2011 January 6, 2012	1.53 0.80 0.42 0.24	June 21, 2012 May 2, 2013 March 1, 2016 January 6, 2017
Tony David	20,000 10,000 25,000 70,000	June 22, 2007 May 3, 2010 March 1, 2011 January 6, 2012	1.53 0.80 0.42 0.24	June 21, 2012 May 2, 2013 March 1, 2016 January 6, 2017
David Hsu	100,000 10,000 100,000 150,000	June 22, 2007 May 3, 2010 March 1, 2011 January 6, 2012	1.53 0.80 0.42 0.24	June 21, 2012 May 2, 2013 March 1, 2016 January 6, 2017
David Warnock (4)	-	-	-	-
Shane Weir	10,000 90,000	May 3, 2010 January 6, 2012	0.80 0.24	May 2, 2013 January 6, 2017
David Kong(5)	50,000	August 9, 2010	0.60	August 8, 2013
Derek Feng(6)	100,000	January 6, 2012	0.24	January 6, 2017

(1)	Held by Concordia Financial Management Corp., over which Mr. Chu exercises control.
(2)	Mr. Huang became the Chief Financial Officer and Corporate Secretary of CIBT Education Group and of CIBT on June 28, 2010.
(3)	Mr. Dang was appointed as the President of Sprott-Shaw on December 10, 2010, and was its Acting President from November 17, 2010 to December 9, 2010.
(4)	Mr. Warnock resigned as a director effective July 19, 2011.
(5)	Mr. Kong did not stand for re-election as a director and ceased to be one of our directors on December 16, 2011.
(6)	Mr. Feng was appointed as a director on July 19, 2011.

A copy of the Current Plan is filed as an exhibit to this Form 20-F.

Employment Agreements

The following description of the material terms of our employment agreements with our executive officers is not complete and is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to this annual report.

The services of Toby Chu, our president, chief executive officer and vice-chairman of our Board of Directors, are provided pursuant to an employment agreement for an indefinite term. During the most recently completed financial year, Mr. Chu was paid approximately $17,200 per month (approximately $206,000 annually) pursuant to his employment agreement. Mr. Chu’s compensation may be reviewed upon request by him or us not more than once every two years starting January 1, 2005. The employment agreement may be terminated by Mr. Chu upon providing 90 days notice to us. We may terminate the agreement upon providing six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including proportionate part of the year of termination) since the commencement of his employment with us. If Mr. Chu’s employment ceased in 2011, Mr. Chu would receive a severance payment of approximately $309,00 based on his current monthly salary of $17,200. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

The services of Dennis Dan Huang, our chief financial officer and Corporate Secretary, are provided pursuant to an employment agreement dated July 1, 2011 for a 5 year term commencing July 1, 2011. Under the agreement, Mr. Huang is entitled to an annual salary of $100,000 with annual increases of 5% beginning July 1, 2012, subject to review. to pay him approximately $100,000 annually as compensation for his services. We or Mr. Huang may terminate the agreement by providing 6 months notice in writing. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

The services of Patrick Dang, President of Sprott-Shaw, are provided pursuant to an employment agreement dated December 10, 2010 for a 5 year term commencing November 17, 2010.  Under the agreement, Mr. Dang is entitled to an annual salary of $180,000 and a bonus based on performance of the standalone audited Financial Statements of Sprott-Shaw Degree College Corp ending fiscal August 31, 2011, which will be calculated and paid in fiscal 2012.  The bonus is equal to 0.75% of Sprott-Shaw net profits, 0.50% of Sprott-Shaw EBITDA, and 0.25% of Sprott-Shaw Revenues.  The revenue bonus is subject to EBITDA and net profit erosion.  If EBITDA or net profit for Sprott-Shaw erode by more than a 0.5% variance, then the bonus formula for Revenue calculation will be adjusted to 0.125%.

The services of Sung Sub Lim, President of the KGIC Colleges, are provided pursuant to an employment agreement dated March 7, 2010 for an indefinite period. Mr. Lim will be paid an annual salary of $150,000 and a bonus payable if a target level of revenues and EBITDA of the KGIC Colleges are met at the end of the second year of operations of the KGIC Colleges. The amount of the bonus will be determined by negotiation between the parties. Mr. Lim may terminate the agreement upon eight week’s prior written notice. KGIC Colleges may terminate the agreement any time after March 1, 2013 without cause by providing Mr. Lim with two months prior written notice or salary of $23,077 in lieu thereof at the discretion of the KGIC Colleges.

Mr. Steve Sohn entered into an employment agreement with KGIC Colleges to act as Vice President of each effective March 7, 2010 for an indefinite period. Mr. Sohn will receive annual compensation of $102,000 and a bonus based on performance that will consider factors such as meeting or exceeding target revenue and target EBITDA of the KGIC Colleges. Mr. Sohn may terminate the agreement upon eight week’s prior written notice. The KGIC Colleges may terminate the agreement any time without cause by providing eight week’s prior written notice or salary of $15,692 in lieu thereof at the discretion of the KGIC Colleges.

C.  Board Practices

Our Board of Directors is comprised of six members, each of whom stands for re-election at the general meeting of shareholders which is held in each year. Directors are elected by a majority of the votes of our common shareholders present in person or represented by proxy at our annual meeting of shareholders and entitled to vote.  Each director holds office until his or her term expires and his or her successor has been elected and qualified.  Executive officers are appointed by and serve at the discretion of the Board of Directors.

Independent members of our board of directors meet at least once per year without management present.

Our Board of Directors and its committees oversee the management of our affairs in a number of ways, including the following:

●
reviewing and approving our overall business strategies and our annual business plan, our annual corporate budget and forecast, significant capital investments outside the approved budget, and succession planning;

●	assessing management’s performance against approved business plans and industry standards;

●	reviewing and approving continuous disclosure documents;

●	ensuring the effective operation of the Board of Directors; and

●	safeguarding shareholders’ equity interests through the optimum utilization of our capital resources.

We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

We have established four committees of the Board of Directors: the audit committee, the compensation committee, the corporate governance committee and the executive committee.

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

Membership

The members of the audit committee are as follows, with Troy Rice acting as chairman:

David Hsu	Independent(1)	Financially literate(1)
Troy Rice	Independent(1)	Financially literate(1)
Shane Weir	Independent(1)	Financially literate(1)
Derek Feng	Independent(1)	Financially literate(1)

(1)	As defined in National Instrument 52-110 Audit Committees, which sets out the requirement governing audit committees in Canada.

Corporate Governance Committee

The corporate governance committee assists the Board of Directors in fulfilling its oversight responsibilities relating to our governance and our relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice and Shane Weir. The committee’s role includes developing and monitoring the effectiveness of our system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board of Directors and its committees. The corporate governance committee is responsible for recommending to the Board of Directors a set of corporate governance principles and reviewing these principles.

Compensation Committee

The members of the compensation committee are David Hsu (chair), Tony David and Derek Feng. All compensation of our officers and members of our Board of Directors is approved by a majority of the independent directors. All of the compensation committee members are independent directors.

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

Executive Committee

The executive committee was formed in order to provide for expeditious decision making by the Board of Directors. The members of the executive committee are Toby Chu (chairman), David Hsu and Derek Feng.  This committee has the same authority as our full Board of Directors, except for the ability to appoint new directors.

Compensation of Directors

See the table provided under “Item 6.B Directors, Senior Officers and Employees – Compensation”.

D.  Employees

As of February 28, 2012, we engaged a total of 721 employees on a consolidated basis. The table below describes the number of employees engaged by each of our subsidiaries and our corporate operations, as well as the number of employees by functional area.

	CIBT Education Group Vancouver	CIBT China	IRIX Vancouver	Sprott-Shaw	KGIC Colleges	Total
Executive	3	3	1	6	2	15
Management	2	20	3	28	10	63
Other Staff	1	35	8	104	53	201
Instructors	-	35	-	254	153	442
TOTAL	6	93	12	392	218	721

The number of employees we engaged on a consolidated basis increased from 308 in fiscal 2008 to 480 in fiscal 2009, 652 in fiscal 2010, 712 in fiscal 2011 and 721 as of February 28, 2012. The increase in employees from fiscal 2008 to the present time is primarily due to our acquisition of Sprott-Shaw in December 2007, the acquisition of substantially all of the assets of KGIC on March 15, 2010 and the subsequent growth in KGIC following its acquisition.

E.  Share Ownership

The following table sets forth the ownership information concerning the number of common shares owned beneficially as of February 28, 2012 by: (i) each of our directors and officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

As of February 28, 2012, there were 71,949,344 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire as specified in the notes below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shares	Percent of Class
Toby Chu	5,483,247 (1)	7.6%
Dennis Huang	250,000 (2)	*
Patrick Dang	100,000 (3)	*
Alvin Chu	15,000 (4)	*
Sung Sub Lim	50,000 (5)	*
Tony David	817,085 (6)	1.1%
David Hsu	4,600,986 (7)	6.4%
Troy Rice	790,200 (8)	1.1%
David Warnock	- (9)(10)	-
David Kong	150,000 (11)	*
Shane Weir	766,666 (12)	1.1%
Derek Feng	100,000 (13)	*
All Officers and Directors as a Group	13,123,184	18.2%

*  Less than 1%.

(1)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chu’s direct holdings equal 385,400 common shares and options to purchase: (i) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2012; (ii) 100,000 common shares at $0.51 per common share until January 21, 2012; (iii) 10,000 common shares at $0.80 per share until May 2, 2013; and (iv) 440,000 common shares at an exercise price of $0.24 per share until January 6, 2017. The grant dates of these options were (a) June 22, 2007; (b) January 22, 2009; (c) May 3, 2010; and (d) January 6, 2012. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,847,847 common shares of CIBT Education Group and options to purchase: (i) 100,000 common shares at C$1.53 per share until June 21, 2012; (ii) 200,000 common shares at $0.42 per share until March 1, 2016; and (iii) 100,000 common shares at $0.24 per share until January 6, 2017. The grant dates of these options were (a) June 22, 2007; (b) March 1, 2011; and (c) January 6, 2012. Concordia Financial Management Corp. also holds warrants to purchase 200,000 common shares at an exercise price of $0.35 per common share until July 11, 2014.

(2)
Dennis Dan Huang was appointed as the Chief Financial Officer and Corporate Secretary of us and the Chief Financial Officer and Corporate Secretary of CIBT on June 28, 2010. Mr. Huang’s security holdings include options to purchase: (i) 50,000 common shares of CIBT Education Group at an exercise price of C$1.53 per share until June 21, 2012; (ii) options to purchase 100,000 common shares of CIBT Education Group at an exercise price of C$0.54 until October 13, 2013; and (iii) options to purchase 100,000 common shares of CIBT Education Group at an exercise price of C$0.24 per share until January 6, 2017.

(3)
Patrick Dang was appointed as the President of Sprott-Shaw on December 10, 2010, and was its Acting President from November 17, 2010 to December 9, 2010. Mr. Dang holds options to purchase 100,000 common shares at an exercise price of $0.42 per common until March 1, 2016.

(4)
Alvin Chu is the President and Chief Executive Officer of IRIX and is the brother of Toby Chu. Mr. Chu’s securityholdings include options to purchase 15,000 common shares at an exercise price of C$0.42 per share until March 1, 2016.

(5)
Sung Sub Lim was appointed as the Vice President of each of the KGIC Colleges on March 7, 2010 in connection with the acquisition of substantially all of the assets of KGIC on March 15, 2010. Mr. Lim’s holdings include options to purchase 50,000 common shares at an exercise price of $0.24 per share until January 6, 2017.

(6)
Tony David is President of Sprott-Shaw.  His shareholdings include 264,418 common shares in his name and options to purchase common shares of CIBT Education Group as follows: (a) 20,000 common shares until June 21, 2012 at an exercise price of C$1.53 per share; (b) 10,000 common shares at $0.80 per common share until May 2, 2013; (c) 25,000 common shares at an exercise price of $0.42 per share until March 1, 2016; and (d) 70,000 common shares at an exercise price of $0.24 per share until January 6, 2017. Tony David also has voting and investment control over H Tony David Holdings Ltd., a company that holds  361,000 common shares of CIBT Education Group and warrants to purchase 66,667 common shares at an exercise price of $0.35 per common share until July 11, 2014.

(7)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 1,607,000 common shares in his own name and options to purchase: (a) 100,000 common shares at C$1.53 per share until June 21, 2012; (b) 10,000 common shares at $0.80 per common share until May 2, 2013; (c) 100,000 common shares at an exercise price of $0.42 per share until March 1, 2016; and (d) 150,000 common shares at an exercise price of $0.24 per share until January 6, 2017. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,063,546 common shares. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(8)
Troy Rice is a director of CIBT Education Group. His shareholdings include 430,200 common shares of CIBT Education Group and options to purchase: (a) 100,000 common shares at C$1.53 per share until June 21, 2012; (b) 10,000 common shares at $0.80 per common share until May 2, 2013; (c) 10,000 common shares at $0.80 per common share until May 2, 2013; (c) 100,000 common shares at an exercise price of $0.42 per share until March 1, 2016; and (d) 150,000 common shares at an exercise price of $0.24 per share until January 6, 2017.

(9)
David Warnock was a director of CIBT Education Group until his resignation on July 19, 2011. Mr. Warnock is a member of the Board of Managers of Shane Corp. and is a party to a written employment agreement with Camden Partners Holdings, LLC. Shane Corp. is wholly-owned by Shane GP.  Shane GP’s partners are the Camden Funds. Shane Corp. holds 10,794,558 of our common shares. The Camden Funds collectively hold 10,894,558 of our common shares. Further details regarding Shane Corp. are provided in note (11) to this table.

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

(11)
David Kong was a director of CIBT Education Group until his resignation on December 16, 2011. His holdings include options to purchase 50,000 common shares at $0.60 per common share until August 8, 2013 and warrants to purchase 100,000 common shares at $0.35 per common share until July 11, 2014.

(12)
Shane Weir was elected a director of CIBT Education Group on December 12, 2008. He holds options to purchase: (a) 10,000 common shares at $0.80 per common share until May 2, 2013; and (b) 90,000 common shares at C$0.24 per share until January 6, 2017. Concepts & Creations Ltd. is a company controlled by Shane Weir that holds 333,333 common shares of CIBT Education Group and warrants to purchase 333,333 common shares at $0.35 per common share until July 11, 2014.

(13)	Derek Feng has been a director of CIBT Education Group since July 19, 2011. His holdings include options to purchase 100,000 common shares at C$0.24 per share until January 6, 2017.

Statements as to securities beneficially owned by officers and directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

Stock Option Plan

On December 17, 2010, our shareholders approved a “rolling” stock option and stock bonus plan (the “Current Plan”) that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Directors and officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the Toronto Stock Exchange on   December 30, 2010 and by the NYSE Amex on January 13, 2010.

We intend to attract, retain and motivate our directors, officers, and employees through our stock option plan. The Current Plan complies with the policies of the Toronto Stock Exchange. The material terms of our current stock option plan can be found on page 88 of this Form 20-F.

As of February 28, 2012, we had 71,949,344 issued and outstanding common shares.  Also, as of February 28, 2012, a total of 5,733,000 options to purchase common shares were granted under the stock option plan and 1,461,934 options were available to be granted.

A summary of the plan details is below.

As of February 28, 2012
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining Available for Future Issuance under the Stock Option Plan
5,733,000	0.56	1,461,934

Under the stock option plan, options will be awarded to directors, officers, and employees at the discretion of the Board of Directors, taking into consideration their remuneration, length of service, nature and quality of work performed by them.

ITEM 7. Major Shareholders and Related Party Transactions

A.  Major Shareholders

At February 28, 2012, there were 71,949,344  issued and outstanding common shares. To our knowledge, the only directors and officers owning, and only other persons owning, 5% or more of the outstanding shareholdings in us, directly or indirectly, or exercising control or direction over such shares (the “Major Shareholders”), are as provided in the table below (the “Table of Major Shareholders”).

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common shares	Toby Chu	5,483,247 (1)	7.6%
Common shares	David Hsu	4,600,986 (2)	6.4%
Common shares	MacKenzie Financial Corporation	4,770,900 (3)	6.6%
Common shares	Shane Corp.	10,794,558 (4) (5)	15.0%

(1)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chu’s direct holdings equal 385,400 common shares and options to purchase: (i) 100,000 common shares at an exercise price of C$1.53 per share until June 21, 2012; (ii) 100,000 common shares at $0.51 per common share until January 21, 2012; (iii) 10,000 common shares at $0.80 per share until May 2, 2013; and (iv) 440,000 common shares at an exercise price of $0.24 per share until January 6, 2017. The grant dates of these options were (a) June 22, 2007; (b) January 22, 2009; (c) May 3, 2010; and (d) January 6, 2012. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,847,847 common shares of CIBT Education Group and options to purchase: (i) 100,000 common shares at C$1.53 per share until June 21, 2012; (ii) 200,000 common shares at $0.42 per share until March 1, 2016; and (iii) 100,000 common shares at $0.24 per share until January 6, 2017. The grant dates of these options were (a) June 22, 2007; (b) March 1, 2011; and (c) January 6, 2012. Concordia Financial Management Corp. also holds warrants to purchase 200,000 common shares at an exercise price of $0.35 per common share until July 11, 2014.

(2)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 1,607,000 common shares in his own name and options to purchase: (a) 100,000 common shares at C$1.53 per share until June 21, 2012; (b) 10,000 common shares at $0.80 per common share until May 2, 2013; (c) 100,000 common shares at an exercise price of $0.42 per share until March 1, 2016; and (d) 150,000 common shares at an exercise price of $0.24 per share until January 6, 2017. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,063,546 common shares. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(3)	The shareholdings of Mackenzie Financial Corporation are as of December 31, 2010 and include 4,770,900 common shares of CIBT Education Group.
(4)
Pursuant to CIBT’s ownership restructuring, Shane Corp. loaned US$5 million to CIBT and CIBT issued a debenture and share purchase warrants to Shane Corp.  The debenture of US$5 million was to be due on April 24, 2010.  However, Shane Corp. exercised its 5,361,667 share purchase warrants effective December 10, 2007 resulting in an aggregate exercise price payable to CIBT of US$5 million.  CIBT and Shane Corp. agreed that Shane Corp. would pay the US$5 million exercise price payable to CIBT by surrendering the US$5 million debenture to CIBT.  The exercise of the share purchase warrants by Shane Corp. reduced our ownership in CIBT to 78.1%.  After the issuance of these 5,361,667 CIBT shares to Shane Corp., we acquired all of these newly issued shares in CIBT from Shane Corp. in exchange for the issuance of 10 million of our common shares, thereby increasing our ownership in CIBT from 78.1% to 100%.  The address for Shane Corp. is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, MD, 21202. Shane Corp. is wholly-owned by Shane GP. Shane GP’s partners are the Camden Funds.  David Warnock, one of our directors, is a member of the Board of Managers of Shane Corp. and is a party to a written employment agreement with Camden Partners Holdings, LLC, a diversified investment management firm that provides management services to the Camden Funds and their general partners. As a result of these relationships, David Warnock, Shane GP, Shane Corp. and the Camden Funds could be deemed to beneficially own the shares directly held by the others.  Under this annual report, we assume Shane Corp.’s beneficial ownership includes 100,000 of our common shares directly held by the Camden Funds.]

(5)
Shane Corp. directly holds 10,794,558 common shares.  As a result of the relationships described in note (4) to this table, Shane Corp. may be deemed to beneficially own an additional 10,459,865 common shares held directly by Camden Partners Strategic Fund III, L.P. and 434,693 common shares held directly by Camden Partners Strategic Fund III-A, L.P.  All of the options granted to David Warnock as a director described in “Director and Officer Stock Option Grants” are excluded from the common shares reported as being beneficially owned by Shane Corp.

All of our common shares have identical voting rights. As of February 28, 2012, there were 135 holders of record of our common shares in total, including 26 U.S. holders, 94 Canadian holders and 15 holders in other countries. As of February 28, 2012, there were 71,949,344 of our common shares outstanding, including 17,548,137 common shares or 24.4% held by U.S. holders.

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

The Major Shareholders or former Major Shareholders disclosed in past Form 20-F filings, with significant changes in percentage of ownership held in our common shares during the past three years are as follows:

●	Toby Chu’s ownership interest was 5% as of March 13, 2009, 5.4% as of February 24, 2011, and 7.6% as of February 28, 2012.

●	David Hsu’s ownership interest was 6% as of March 13, 2009, 5.6% as of February 24, 2011 and 6.4% as of February 28, 2012.

●	MacKenzie Financial Corporation’s ownership interest decreased from 8.8% as of February 25, 2010 to 6.9% as of December 31, 2010, and 6.6% as of February 28, 2012.

●	Shane Corp.’s ownership interest was 16% as of March 13, 2009, 15.6% as of February 24, 2011 and 15.0% as of February 28, 2012.

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

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees collected by Beihai College are required to be remitted directly to the local treasury bureau of the Chinese Government as non-taxable administrative revenue when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang College. Weifang College can receive funds from the account by claiming expenditures under a pre-approved plan of budget submitted to the local treasury bureau. Beihai College then can claim funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As a Chinese-foreign cooperative joint venture school without legal person status, Beihai College is exempted from income tax and shall allocate 20% of its tuition income to a development fund used for program development purposes. CIBT, as foreign investor of Beihai College, shall pay 25% income tax on funds it claims from Weifang when it transfers such profit from Beihai College back to CIBT.  As at August 31, 2011, Weifang owed $2,592,660 (August 31, 2010 – $1,547,344 and August 31, 2009 – $2,008,503) to CIBT.  In addition, as at August 31, 2011, CIBT owed $1,103,538 (August 31, 2010 – $135,814 and August 31, 2009 – $790,546) to Weifang.

In fiscal 2011, the balance of $143,721 as at August 31, 2010 (August 31, 2009 - $143,741) was fully repaid. The amount was due to us from Dean Dupperon as a result of a carry-forward balance from the purchase of the net assets of Sprott-Shaw Community College on December 17, 2007.

Also as at August 31, 2011, a balance of $59,484 (August 31, 2010 – $118,303) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by our officers and directors.  The $59,484 balance is comprised of $13,222 (August 31, 2010 - $38,014) due to our officers and $46,262 (August 31, 2010 - $80,289) due to Alvin Chu, the President of IRIX, as a result of advances of funds loaned to IRIX by Alvin Chu.

As at August 31, 2011, a balance of $100,000 was due from one of our directors as a result of subscribing for shares in our common stock pursuant to a private placement that was completed on July 13, 2011.  $30,000 of the balance was repaid in November 2011 and the remaining balance of $70,000 is anticipated to be repaid by the director on or about December 31, 2011.

During the year ended August 31, 2011 us and our subsidiaries incurred $1,091,249 (2010 – $1,772,472, 2009 – $1,538,411) for management fees, salaries and bonuses paid or payable to certain directors and officers employed by us, CIBT, Sprott-Shaw, KGIC and IRIX. In fiscal 2011, a bonus of $150,000 was paid to Toby Chu, our CIBT, in respect of his performance in fiscal 2010. Mr. Chu has voluntarily waived his performance bonus for fiscal 2011 due to market conditions and corporate underperformance.

Effective October 1, 2009 and December 31, 2009, we sold a total of 789,472 treasury shares acquired through the provisions of our normal course issuer bid to our CEO at $0.38 per share (market price) in consideration for the settlement of a $300,000 bonus owing to the CEO (refer to Note 14 of our of our audited consolidated financial statements included in this annual report).  Effective January 1, 2010, our compensation committee approved a bonus of $400,000 payable to Toby Chu in quarterly installments of $100,000 per quarter.  In addition, a bonus of $409,509 is payable to Mr. Dupperon.

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

C.  Interests of Experts and Counsel

Not Applicable.

ITEM 8.  Financial Information

A.  Consolidated Statements and Other Financial Information

Included in this annual report are our audited consolidated financial statements that cover the latest three financial years, together with related notes and the report of our independent auditor.  See Item 18. Financial Statements.

Legal Proceedings

Our management is not aware of any legal proceedings contemplated by any governmental authority against us, or of any material legal proceedings contemplated by any other party against us. None of our directors, officers or affiliates have (i) commenced legal proceedings against us, or (ii) have an adverse interest to us in any legal proceedings. Management is not aware of any other material legal proceedings that have been threatened against us.

Dividend Policy

We have not declared or paid any dividends in the past and have no plans to declare and pay dividends on our common shares for the foreseeable future.  We currently intend to retain any available funds and any future earnings to operate and expand our business.

Our Board of Directors has discretion as to whether to declare and pay dividends to our shareholders.  Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant.

B.  Significant Changes

Except as otherwise disclosed in this annual report, no significant changes have occurred since the date of our last fiscal year. See “Item 4. Information on the Company – A. History and Development of our Company” and “Item 4. Information on the Company – B. Business Overview”.

ITEM 9.  The Offer and Listing

A.  Price History

Our common shares trade under the symbol “MBA” in Canada on the TSX (previously on the TSX Venture Exchange until May 26, 2010), and in the U.S. on the NYSE Amex since April 11, 2008.

As of February 28, 2012, the closing price of our common shares on the Toronto Stock Exchange was $0.28, and the high and low prices of our common shares were $0.28 and $0.26.  Also as of February 28, 2012, the closing price of our common shares on the NYSE Amex was US$0.23 and the high and low prices of our common shares were US$0.25 and US$0.23.

The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares listed on the TSX Venture Exchange and Toronto Stock Exchange in Canadian Dollars, and the NYSE Amex in U.S. dollars.

	TSX and TSX-V		Amex
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
August 31, 2011	0.25	0.25	0.26	0.26
August 31, 2010	0.92	0.52	0.87	0.48
August 31, 2009	1.61	0.35	1.45	0.28
August 31, 2008	2.59	1.38	2.33	1.30
June 30, 2007	1.74	0.72	N/A	N/A

Quarterly Market Prices for quarter ended
November 30, 2011	0.30	0.19	0.29	0.18
August 31, 2011	0.37	0.22	0.35	0.20
May 31, 2011	0.42	0.24	0.45	0.25
February 28, 2011	0.52	0.35	0.58	0.36
November 30, 2010	0.64	0.43	0.60	0.41
August 31, 2010	0.79	0.52	0.77	0.48
May 31, 2010	0.92	0.72	1.00	0.58
February 28, 2010	0.87	0.63	0.85	0.62
November 30, 2009	0.85	0.55	0.82	0.51

Monthly Market Prices
January 2012	0.35	0.20	0.30	0.18
December 2011	0.29	0.19	0.30	0.21
November 2011	0.30	0.19	0.29	0.20
October 2011	0.25	0.22	0.26	0.19
September 2011	0.27	0.20	0.26	0.18
August 2011	0.34	0.22	0.35	0.20

Approximate Number of Holders of our Common Shares

As of February 28, 2012, there were 71,949,344 of our common shares outstanding and 135 holders of record. Certain of our shares are held in “nominee” or “street” name; accordingly, we believe the number of beneficial owners is greater than the foregoing number.

B.  Plan of Distribution

Not Applicable.

C.  Markets

Our common shares trade under the symbol “MBA” in Canada on the TSX (previously on the TSX Venture Exchange until May 26, 2010), and in the U.S. on the NYSE Amex since April 11, 2008.

D.  Selling Shareholders

Not Applicable.

E.  Dilution

Not Applicable.

F.  Expenses of the Issue

Not Applicable.

ITEM 10.  Additional Information

A.  Share Capital

Not Applicable.

B.  Articles of Incorporation

We incorporate by reference into this annual report our articles of incorporation filed as Exhibit 1.2 to our Form 20-F registration statement on May 10, 2007 and a summary of certain provisions of our articles of incorporation in our Form 20-F registration statement on September 14, 2007, initially filed with the SEC on May 10, 2007.

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
We extended the employment agreement with Toby Chu by separate agreement dated January 1, 2005. Mr. Chu’s employment is for an indefinite term. Provisions were added to allow for termination only if mutually acceptable to both parties, and to allow the parties to review the financial terms of the agreement no more than once every two years upon request by either party. On April 19, 2007, we extended the agreement with the same provisions except that Mr. Chu has the option to terminate the agreement upon provided a 90-day notice to us or we may terminate the agreement upon providing a six-month notice to Mr. Chu. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

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
Agreement and Plan of Reorganization with Shane Corp.
 On December 10, 2007 we and our subsidiary CIBT entered into an agreement and plan of reorganization with Shane Corp. in order to increase our ownership of CIBT. Under this agreement, we issued 10,000,000 common shares to Shane Corp. in exchange for 5,361,667 common shares in CIBT acquired by Shane Corp. upon the exercise of share purchase warrants. Following this, our total interest in CIBT was 100%. See “Management’s Discussion and Analysis of Financial Condition and Results` of Operations – Reorganization” for further details.

Acquisition of Sprott-Shaw
Effective December 17, 2007, we acquired the primary assets and liabilities used in the operation of Sprott-Shaw Community College through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

Employment Agreement with Dean Dupperon
The services of Dean Dupperon, President of Sprott-Shaw, are provided pursuant to an employment agreement between Mr. Dupperon and Sprott-Shaw dated December 17, 2007 for a term expiring on December 16, 2012.  Mr. Dupperon is entitled to an annual salary of $400,000, except that if EBITDA at Sprott-Shaw is less than $2 million in fiscal 2010 or fiscal 2011, Mr. Dupperon’s salary will be reduced to $320,000 annually.  In addition, Mr. Dupperon is entitled to an annual bonus equal to 10% of EBITDA in excess of $2.6 million at Sprott-Shaw, as well as options to purchase up to 100,000 of our common shares.  We may terminate the agreement immediately for just cause.  Mr. Dupperon may terminate the agreement upon two weeks prior written notice.  We may terminate the agreement at any time, subject to the payment of his remuneration and a lump sum termination payment. The employment agreement with Mr. Dupperon was entered into pursuant to the Sprott-Shaw acquisition agreement. The employment agreement contains non-competition and non-solicitation provisions. Mr. Dupperon agreed not to hold any interest or have any involvement in, directly or indirectly, any business that competes with the business of Sprott-Shaw in such locations that are within 100 kilometers of our locations of operations until the later of the fifth anniversary after the date of acquisition of Sprott-Shaw and three years after any termination of Mr. Dupperon’s employment with Sprott-Shaw.

CIBT Centre Agreement with Jinhua Career & Technical College	In January 2008 CIBT signed an agreement to establish a CIBT center in China at the Jinhua Career & Technical College in Jinhua City, China.
Acquisition of Tourism Training Institute
On April 30, 2008, we acquired the primary assets and liabilities used in the operation of Tourism Training Institute, an accredited institution based in Vancouver, Canada with branch offices in Beijing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

AHL-EI License Agreement
On May 1, 2008 we entered into an agreement with Global Education in Tourism Ltd. whereby we were assigned a license granted by AHL-EI to use and market certain AHL-EI products, courses, programs and services. The license agreement between Global Education in Tourism Ltd. was signed on April 16, 2007. The license expires on December 1, 2012.

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
Material Distribution and Teaching Rights Agreement between Tourism Training Institute and AHL-EI
In June 2008 Tourism Training Institute renewed an exclusive license agreement with AHL-EI for sole marketing, material distribution and teaching rights of certain AHL-EI products and products until December 1, 2012.

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

Acquisition of Concordia Career College Ltd.
Effective September 4, 2008, we acquired certain assets used in the operation of Concordia Career College Ltd. through Sprott-Shaw, our newly incorporated wholly owned subsidiary. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further details.

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

Cooperation Agreement with China Central Radio and Television University
On October 16, 2009 we signed an agreement with China Central Radio and Television University in Beijing, China to develop programs incorporating course content from CIBT’s operations in China, Sprott-Shaw’s operations, and programs offered by AHL-EI into China Central Radio and Television University’s programs. These programs will in turn be offered to a global audience through select CIBT and Sprott-Shaw locations in a number of countries, including Canada, the Philippines, South Korea, Jamaica and Vietnam.

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

Employment Agreement with Steve Sohn
Mr. Steve Sohn entered into an employment agreement with the KGIC Colleges to act as Vice President of each effective March 7, 2010 for an indefinite period. Mr. Sohn will receive annual compensation of $102,000 and a bonus based on performance that will consider factors such as meeting or exceeding target revenue and target EBITDA. Mr. Sohn may terminate the agreement upon eight week’s prior written notice. The KGIC Colleges may terminate the agreement any time without cause by providing eight week’s prior written notice or salary in lieu thereof at the discretion of the KGIC Colleges. Mr. Sohn also agreed not to compete with us during his employment and for a period of 18 months after ceasing to be an employee. The employment agreement also includes non-solicitation and non-compete provisions. The non-compete provision extends to setting up a business in direct competition with us within a 50 mile radius of our campus locations in the primary countries in which we do business, or being employed or otherwise retained to recruit students by an agent that Mr. Sohn worked with during his employment with us.

Acquisition of KGIC Language College (2010) Corp. and KGIC Business College (2010) Corp.
On March 15, 2010 we completed the acquisition of certain assets and assumption of certain liabilities of KGIC pursuant to an asset purchase agreement among our newly incorporated subsidiaries, the KGIC Colleges, and KGIC. KGIC operates English language training schools internationally and in the provinces of British Columbia, Ontario and Nova Scotia, Canada. See “Business – KGIC Colleges” for further details.

Memorandum of Understanding with Meridian International Business and Arts College
We entered into a Memorandum of Understanding with Meridian International Business and Arts College with an effective date of April 1, 2010 to deliver our English language training programs and university preparatory programs in the Philippines.

Cooperation Agreement with Open University of China
In January 2011, we announced entry into an agreement with OUC to launch a series of international hotel management education and training programs through OUC’s education system in China, including the AHL-EI program. The programs will be offered by establishing a GLN Center classroom at OUC.

Global Recruitment Agreement with Southpointe Academy
On February 23, 2011, we signed an agreement with Southpointe Academy, a private elementary and high school located in Delta, British Columbia, to act as the school’s exclusive recruiter of international and expatriate students. We have also agreed to co-develop academic preparation programs that we will launch overseas, designed to prepare prospective applicants for Southpointe Academy’s vigorous pre-entrance examinations and programs at the grade 10 to 12 level. We earn all tuition fees for each student we recruit for the academic preparation programs and a portion of the tuition fees for each student we recruit for enrollment at Southpointe Academy.

Cooperation Agreement with Yunnan International Exchange Center
On March 18, 2011, we entered into a cooperation agreement with the Yunnan International Exchange Center, a subsidiary of the Yunnan Provincial Department of Education, to cooperate on establishing a GLN Center classroom at the Yunnan International Exchange Center, as well as to recruit students to study at our subsidiary schools in Canada.

GLN Center Agreement with University of Zhejiang Continuing Studies and CIBT
In April 2011, we entered into an agreement with Zhejiang University, located in the city of Hangzhou, Zhejiang Province, to jointly launch programs in English Language Training and Hospitality Management, with the educational content to be provided by KGIC and the AHL-EI licensed curriculum.

GLN Center Agreement with Guangzhou University and CIBT Cooperation Agreement with Zhaoqing University and CIBT
In February 2011, we entered into an agreement with Guangzhou University and in March 2011 we entered into an agreement with Zhaoqing University, located in the Guangdong province of China, to establish GLN Center classrooms within each university’s campus and offer the following programs: Pre-Masters degree, TESOL, Tourism and Hospitality Management, Overseas Study Preparation, and Hotel Industry English programs.

GLN Center Agreement between CIBT and Hebei Normal University Foreign Language College
In July 2011, we entered into an agreement with Hebei Normal University Foreign Language College to jointly establish and offer educational programs in both English Language Training and Hotel and Tourism Management through our GLN Center classroom established at Hebei’s campus located in Hebei, China.

GLN Center Agreement CIBT and Henan Radio and Television University
In July 2011, we entered into an agreement with Henan Radio and Television University, a member of the Open University of China, to jointly offer educational programs in Hotel and Tourism Management by establishing a GLN Center classroom at Henan Radio and Television University, located in Henan Province, China.

GLN Center Agreement between CIBT and Hunan Radio and Television University
In August 2011, we entered into an agreement with Hunan Radio and Television University, a member of the Open University of China, to jointly offer Hotel and Tourism Management Programs by establishing a GLN Center classroom at Hunan Radio and Television University’s campus located in Hunan Province, China.

Agreement with Hainan Human Resources Training Center	In November 2011, we announced the launch of AHL-EI programs for hotel industry professionals in Hainan Province, China to be offered by the Hainan Human Resources Training Center.
Employment Agreement with Dennis Huang
On July 1, 2011, we entered into a five year employment agreement with Dennis Huang to act as our Chief Financial Officer. The employment agreement includes non-compete provisions pursuant to which Mr. Huang has agreed not to provide his services to any competing business in Canada or China during his employment with us and for a period of 6 months after ceasing to serve in such capacities or be employed by us. Mr. Huang also agreed not to own or hold any securities resulting in an ownership interest in excess of 5% in any of our competitors whose securities are listed on a stock exchange or traded on an over the counter market. Mr. Huang and we may terminate the agreement upon providing a six-month notice. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

Earn-Out Agreement with Vendors of KGIC
On January 3, 2012, we entered into an earn out agreement with the vendors of KGIC to pay a one-time earn out amount of $150,000 to the vendors in lieu of future earn-out amounts of up to $3.9 million that were payable to the vendors pursuant to the KGIC acquisition agreement had certain net revenue and EBITDA targets been met by KGIC in fiscal 2011.

GLN Center Agreement with the Canadian Institute of Education in Iraq
In January 2012, we entered into an agreement with the Canadian Institute of Education to establish a GLN Center offering Sprott-Shaw’s business and healthcare programs and KGIC’s English language programs to students in the northern provinces of Iraq. The Canadian Institute of Education has also agreed to recruit students in Iraq for Sprott-Shaw and KGIC. Students will complete a portion of their studies in Iraq and then transfer to Sprott-Shaw or KGIC’s campuses to further their education and obtain work experience in Canada before returning to Iraq.

GLN Center Agreement with Beijing Language and Culture University
In February 2012, we entered into an agreement with Beijing Language and Culture University to establish a GLN Center within the university’s Beijing campus. The GLN Center will deliver AHL-EI hospitality programs and KGIC language programs. The agreement also provides for students to transfer to KGIC and Sprott-Shaw for further studies.

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

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

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

The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act, referred to in this discussion as a “non-Canadian” who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. Whether or not an investment is reviewable, the Investment Act also provides for a review of investments that the Minister responsible for the Investment Act, after consultation with the Minister of Public Safety and Emergency Procedures, considers could be injurious to Canadian national security. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets were $5 million or more. The Investment Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Act, an investment in our common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount was $312 million in 2011 and is expected to be $330 million in 2012. The threshold amount is subject to an annual adjustment on January 1st on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada. Pursuant to amendments to the Investment Act that have received royal assent but have not yet been implemented, the threshold amount will be increased to $600 million and then raised to $1 billion over a four year period, and adjusted annually thereafter.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

●	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

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

E.  Taxation

Canadian Federal Income Tax Consequences

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of our common shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and was not and is not resident in Canada, deals at arm’s length and is not affiliated with us, holds our common shares as capital property, does not use or hold and is not deemed to use or hold our common shares in or in the course of carrying on business in Canada and is not a non-resident insurer and who otherwise qualifies for the full benefit of the Convention (a “United States Holder”).

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

Disposition of Common Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of our common shares, unless such shares are “taxable Canadian property” within the meaning of the Canada Tax Act and no relief is afforded under the Convention.  Generally, CIBT Education Group shares would be taxable Canadian property of a United States Holder if at any time during the sixty month period immediately preceding a disposition by the United States Holder of such shares, not less than 25% of the issued shares of any class or series of a class of shares of CIBT Education Group belonged to the United States Holder, to persons with whom the United States Holder did not deal at arm’s length (within the meaning of the Canadian Tax Act), or to the United States Holder and persons with whom the non-resident did not deal at arm’s length (within the meaning of the Canadian Tax Act).  Even if our common shares are “taxable Canadian property” under the Canada Tax Act, under the Convention, a capital gain realized by a United States Holder will not be subject to Canadian tax unless the value of our common shares is derived principally from real property (as defined in the Convention) situated in Canada.  CIBT Education Group does not believe the value of its shares is derived principally from real property situated in Canada.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of our common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of our common shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” generated by us. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See more detailed discussion at “Disposition of Common Shares” below). Dividends paid on our common shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2013, a dividend we pay to a shareholder will generally be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.

A company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is incorporated in a possession of the U.S., (b) the company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) its common shares are readily tradable on an established securities market in the U.S. However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a “passive foreign investment company” (as defined below and which we refer to as a “PFIC”) for the taxable year during which the company pays a dividend or for the preceding taxable year.

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

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency to a U.S. Holder whose “functional currency” is the U.S. dollar generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in our common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if our common shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules, unless such gains are resourced as “foreign source” under an applicable income tax treaty, and an election is filed under the Code. (See more detailed discussion at “Foreign Tax Credit” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us will generally constitute “foreign source” income and will generally be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) or a PFIC , the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of our common shares and (b) any excess distribution paid on our common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for our common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution paid on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for our common shares (other than years prior to the first taxable year of the company beginning after December 31, 1986 for which the company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for our common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the company to the extent that such distribution represents “earnings and profits” of the company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for our common shares in which the company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year in respect of the company and each Subsidiary PFIC, if any. However, if the company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if our common shares were sold on the qualification date or (b) if the company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the company as of the qualification date. The “qualification date” is the first day of the first taxable year in which the company was a QEF with respect to such U.S. Holder. The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for our common shares includes the qualification date. By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the company is not a PFIC. Accordingly, if the company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the company qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in our common shares. Accordingly, if such U.S. Holder reacquires an interest in the company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the company is a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if our common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for our common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in our common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in our common shares over (ii) the fair market value of our common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

E.  Use of Proceeds

Not Applicable.

ITEM 15.  Controls and Procedures

A.  Evaluation of Disclosure Controls and Procedures

We carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended).  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2011, our disclosure controls and procedures were not effective due to the material weaknesses described below. Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

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

Management evaluated the effectiveness of our internal control over financial reporting as of August 31, 2011 based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In the assessment of our internal control over financial reporting (“ICFR”) as at August 31, 2011, our management identified certain material weaknesses in the design or operation of our internal control over financial reporting. The Public Company Accounting Oversight Board has defined a material weakness as a “deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis”. The following material weaknesses were identified in our 2011 assessment:

●
In the process of documenting and improving our controls over financial reporting in the last three fiscal years, management has identified certain material weaknesses that existed in the design or operation of our ICFR, including ineffective control over the financial reporting of recently acquired subsidiaries; insufficient staffing in our accounting and financing business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of our consolidated financial statements.

As a result of the deficiencies described above, our management has concluded that our internal control over financial reporting was not effective as of August 31, 2011.

In light of the material weaknesses identified, in order to ensure that the financial statements were not materially misstated, senior management was closely involved in the preparation of the financial statements and performed extensive reviews of the material balances and disclosures.

Remediation of Material Weaknesses

We are in the process of developing and implementing a remediation plan to address the material weakness as described above.  We have taken and in fiscal 2012 we will continue to take the following actions to improve internal controls over financial reporting:

●	Enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

●	Develop and implement other procedures in the internal control function.

We will continue these efforts until we are satisfied that all material weaknesses have been eliminated. We expect that resolution of all of these issues will take several months.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2011.  As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2011 fairly present in all material respects our financial condition and results of operations in conformity with generally accepted accounting principles.

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

D.  Changes in Internal Control

Except as set forth herein, there have been no changes in our internal control over financial reporting that occurred during the year ended August 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [Reserved]

ITEM 16A.  Audit Committee Financial Expert

Our audit committee is comprised of four members: Derek Feng, David Hsu, Troy Rice and Shane Weir. The Chairman of the Audit Committee is Troy Rice. Our Board of Directors has determined that all four members of our audit committee are financial experts as defined in paragraph (b) of Item 16A of the Form 20-F. All four members are considered to be independent as defined by the NYSE Amex, in accordance with Rule 10A-3 to the Exchange Act. All members of the audit committee are financially literate.

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

Derek Feng obtained his MBA from the University of California in 1992, preceded by a Bachelor of Science degree from Tsinghua University of China. Mr. Feng has been an executive officer at Knowledge University since 2006, and from 1999 to 2006, held various executive officer positions with the General Electric Company’s group of companies, including officer of GE Capital Corporation.

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

During the fiscal period ended August 31, 2011 we did not amend our code of ethical conduct or did not grant any waiver. If the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

We have an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of our directors, officers, employees, consultants and contractors, which provides additional measures regarding the acquisition or disposal of any of our securities. The Policy filed as Exhibit 10.1 to our Form 20-F annual report filed on March 1, 2010 is incorporated by reference into this annual report.

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

ITEM 16C. Principal Accountant Fees and Services

The table below sets forth the aggregate fees for professional services rendered by our principal accountants, Deloitte & Touche LLP for the fiscal years ended August 31, 2010 and 2011.

	For the year ended August 31, 2010	For the year ended August 31, 2011
	(C$)	(C$)
Audit Fees (1)	516,406	300,500
Audit-Related Fees (2)	261,660	199,200
Tax Fees (3)	97,868	58,362
All Other Fees (4)	106,839	18,000
Total	982,773	576,062

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

Our audit committee approved all audit related, tax related and all other fees. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the year ended August 31, 2011 that were attributable to work performed by persons other than the principal accountant’s full-time, permanent employees was nil.

ITEM 16D.  Exemptions from the Listings Standard for Audit Committees

Not Applicable.

ITEM 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information relating to shares we repurchased pursuant to normal course issuer bids we conducted from July 1, 2006 to October 31, 2009 under the facilities of the TSX Venture Exchange, and under the facilities of the Toronto Stock Exchange from February 4, 2011 to February 3, 2012. We also recently received approval from the Toronto Stock Exchange to commence a new normal course issuer bid from February 21, 2012 until February 20, 2013. The normal course issuer bid allows us to repurchase up to 3,578,592 of our common shares, representing approximately 5% of the issued and outstanding shares as of February 28, 2012.

We are conducting the normal course issuer bid because our management believes that purchases thereunder constitute a desirable use of our funds on the basis that recent market prices of our common shares do not, and at certain times during the course of the normal course issuer bid may not, fully reflect the value of our business and future business prospects. We did not purchase any of our common shares through a normal course issuer bid from November 1, 2009 to February 3, 2011.

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 1 to July 31, 2006	5,000	0.90	253,500	746,500 (1)
August 1 to August 31, 2006	20,000	0.88	273,500	726,500 (1)
September 1 to September 30, 2006	32,000	0.87	305,500	694,500 (1)
October 1 to October 31, 2006	44,000	0.81	349,500	650,500 (1) 1,000,000 (2)
November 1 to November 30, 2006	257,000	0.78	257,000	743,000 (2)
December 1 to December 31, 2006	119,396	0.78	376,396	366,604 (2)
January 1 to January 31, 2007	312,500	0.80	688,896	311,104 (2)
February 1 to February 28, 2007	N/A	N/A	N/A	N/A
March 1 to March 31, 2007	N/A	N/A	N/A	N/A
April 1 to April 30, 2007	N/A	N/A	N/A	N/A
May 1 to May 31, 2007	Nil	Nil	Nil	1,000,000 (3)
June 1 to June 30, 2007	644,300	1.51	644,300	355,700 (3)
July 1 to July 31, 2007	256,400	1.73	900,700	99,300 (3) 800,000 (4) 899,300 (3)
August 1 to August 31, 2007	29,000	1.68	929,700	870,300 (3)
September 1 to September 30, 2007	N/A	N/A	N/A	N/A
October 1 to October 31, 2007	N/A	N/A	N/A	N/A
November 1 to November 30, 2007	N/A	N/A	N/A	N/A
December 1 to December 31, 2007	N/A	N/A	N/A	N/A
January 1 to January 31, 2008	N/A	N/A	N/A	N/A
February 1 to February 28, 2008	N/A	N/A	N/A	N/A
March 1 to March 31, 2008	142,200	2.01	142,200	1,500,000 (5) 1,357,800 (5)
April 1 to April 30, 2008	376,200	2.14	518,400	981,600 (5)
May 1 to May 31, 2008	101,000	2.03	101,000	880,600 (5)
June 1 to June 30, 2008	36,000	1.90	554,400	844,600 (5)
July 1 to July 31, 2008	653,900	1.65	754,900	190,700 (5)
August 1 to August 31, 2008	178,900	1.51	733,300	11,800 (5)
September 1 to September 30, 2008	11,800	1.50	766,700	-
October 1 to October 31, 2008	163,500	0.48	163,500	1,000,000 (6) 836,500 (6)
November 1 to November 30, 2008	42,500	0.67	206,000	794,000 (6)
December 1 to December 31, 2008	108,000	0.42	314,000	686,000 (6)
January 1 to January 31, 2009	57,000	0.54	371,000	629,000 (6)
February 1 to February 28, 2009	26,000	0.59	397,000	626,400
March 1 to March 31, 2009	128,500	0.49	525,500	497,900
April 1 to April 30, 2009	61,500	0.58	587,000	436,400
May 1 to May 31, 2009	-	-	-	-
June 1 to June 30, 2009	5,500	0.56	592,500	430,900
July 1 to July 31, 2009	34,000	0.66	626,500	396,900
August 1 to August 31, 2009	32,500	0.55	659,000	364,400
September 1 to September 30, 2009	15,000	0.68	674,000	349,400
October 1 to October 31, 2009	20,000	0.70	694,000	329,400
November 1, 2009 to February 3, 2011	-	-	-	-
February 4 to February 28, 2011	5,000	0.40	5,000	2,995,000 (7)
March 1 to March 31, 2011	-	-	-	-
April 1 to April 30, 2011	41,000	0.27	46,000	2,954,000 (7)
May 1 to May 31, 2011	55,000	0.27	101,000	2,899,000 (7)
June 1 to June 30, 2011	-	-	-	-
July 1 to July 31, 2011	-	-	-	-
August 1 to August 31, 2011	-	-	-	-
September 1 to September 30, 2011	24,500	0.24	125,500	2,874,500 (7)
October 1 to October 31, 2011	29,500	0.23	155,000	2,845,000 (7)
November 1 to November 30, 2011	33,500	0.26	188,500	2,811,500 (7)
December 1 to December 31, 2012	80,000	0.24	268,500	2,731,500 (7)
January 1 to January 31, 2012	100,000	0.28	368,500	2,631,500 (7) (8)

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

(7)
On February 1, 2011, we obtained approval from the Toronto Stock Exchange to conduct a normal course issuer bid allowing for the repurchase of up to 3 million of our common shares at market price through the facilities of the Toronto Stock Exchange. This normal course issuer bid expired on February 3, 2012.

(8)
On February 16, 2012, we obtained approval from the Toronto Stock Exchange to conduct a normal course issuer bid allowing for the repurchase of up to 3,578,592 of our common shares at market price through the facilities of the Toronto Stock Exchange. This normal course issuer bid commenced on February 21, 2012 and will expire on February 20, 2013.

ITEM 16F. Changes in Registrant’s Certifying Accountant

Deloitte & Touche LLP has served as our independent auditor since the fiscal year ended August 31, 2009 to present. The principal accountant’s report on our financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

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

Nominating Committee Requirement and Director Appointments:  The NYSE Amex requires that each company adopt a formal written charter or board resolutions addressing the process by which board nominees are to be selected or recommended for selection to a listed company’s nominating committee comprised solely of independent members, or by a majority of the independent directors of such company’s board of directors. At present, any member of our Board of Directors may nominate a candidate to act as a director. The Board of Directors as a whole reviews applications submitted by candidates and conducts interviews with candidates. In keeping with NYSE Amex requirements, only the independent directors vote on the appointment of a candidate to our Board of Directors (apart from annual meetings where directors are elected to our Board of Directors by our shareholders to hold office for a term of one year or until the date of the next annual meeting). Under the Business Corporations Act (British Columbia), we may only appoint up to one-third of the current number of directors at a given time.

The foregoing is consistent with the laws, customs and practices in the province of British Columbia and the federal laws of Canada applicable in British Columbia.

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

ITEM 18.  Financial Statements

We are furnishing the following consolidated financial statements and reports:

CIBT Education Group August 31, 2011 Consolidated Financial Statements

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2011

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Shareholders of CIBT Education Group Inc.:

We have audited the accompanying consolidated financial statements of CIBT Education Group Inc. (the Company), which comprise the consolidated balance sheets as at August 31, 2011, and August 31, 2010, and the consolidated statements of income (loss) and comprehensive income (loss), accumulated other comprehensive loss, deficit, and cash flows for each of the years in the three-year period ended August 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2011 and August 31, 2010 and the results of its operations and cash flows for each of the years in the three-year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
November 29, 2011 (except as to Note 26 which is as of February 29, 2012)

CIBT EDUCATION GROUP INC.
CONSOLIDATED BALANCE SHEETS

	August 31, 2011	August 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$6,456,568	$11,511,835
Restricted cash	250,000	-
Accounts receivable (Note 4)	8,513,553	11,223,894
Marketable securities (Note 5)	-	60,000
Prepaid expenses and other assets (Note 6)	763,469	1,197,086
Inventory	593,838	530,467

TOTAL CURRENT ASSETS	16,577,428	24,523,282
DUE FROM RELATED PARTIES (Note 23)	100,000	143,721
PROPERTYAND EQUIPMENT (Note 7)	2,631,818	3,418,853
INTANGIBLE ASSETS (Note 8)	10,939,198	14,825,117
GOODWILL (Note 9)	8,711,791	10,999,696
DEFERRED OFFERING COSTS (Note 10)	-	400,252
FUTURE INCOME TAX ASSETS (Note 17)	2,200,199	658,417

TOTAL ASSETS	$41,160,434	$54,969,338

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 11)	$4,484,536	$5,007,187
Income taxes payable	499,905	522,921
Deferred educational revenue	13,881,145	17,836,047
Capital lease obligations – current portion (Note 12)	101,765	118,098
Current portion of long-term debt (Note 12)	2,152,492	2,757,164
Due to related parties (Note 23)	59,484	118,303

TOTAL CURRENT LIABILITIES	21,179,327	26,359,720

FUTURE INCOME TAX LIABILITIES (Note 17)	662,102	-

CAPITAL LEASE OBLIGATIONS (Note 12)	249,132	222,810

LONG-TERM DEBT (Note 12)	34,232	36,724

TOTAL LIABILITIES	22,124,793	26,619,254

NON-CONTROLLING INTERESTS	1,238,271	1,327,126

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 13)	48,182,766	47,709,836
CONTRIBUTED SURPLUS	5,354,158	5,200,036
WARRANTS (Note 13)	334,020	63,000
TREASURY SHARES HELD (Note 14)	(3,304,055)	(3,273,790)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(473,904)	(471,573)
DEFICIT	(32,295,615)	(22,204,551)

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME	(32,769,519)	(22,676,124)
TOTAL SHAREHOLDERS’ EQUITY	17,797,370	27,022,958

TOTAL LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	$41,160,434	$54,969,338

COMMITMENTS (Note 18)
SUBSEQUENT EVENTS (Note 25)

Approved on behalf of the Board:

“Toby Chu”	“Troy Rice”
Toby Chu, Chief Executive Officer &Director	Troy Rice, Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

REVENUES
Educational	$56,665,246	$54,388,128	$43,236,630
Design and advertising	1,909,880	1,566,724	1,314,328

	58,575,126	55,954,852	44,550,958

DIRECT COSTS
Educational	20,434,332	19,967,244	15,595,946
Design and advertising	996,459	703,058	638,402

	21,430,791	20,670,302	16,234,348

OTHER EXPENSES
General and administrative (Note 21)	39,237,013	31,899,806	25,513,613
Amortization of property, equipment and intangible assets	1,657,575	1,537,277	1,636,761
Stock-based compensation	91,122	232,626	581,098
Business development costs	230,362	-	-

	41,216,072	33,669,709	27,731,472

	(4,071,737)	1,614,841	585,138

INTEREST AND OTHER INCOME	180,645	207,625	72,255
FOREIGN EXCHANGE GAIN (LOSS), NET	10,771	(96,677)	162,537
LOSS ON DISPOSAL OF ASSETS	(39,656)	(174,516)	-
INTEREST ON LONG-TERM DEBT	(153,656)	(92,346)	(41,579)
IMPAIRMENT OF MARKETABLE SECURITIES (Note 5)	(60,000)	(127,229)	-
IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL
(Notes 7, 8 & 9)	(5,897,778)	(2,000,000)	-
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 10)	(510,711)	(200,000)	-
RESTRUCTURING AND INTEGRATION COSTS (Note 16)	-	(544,500)	-

LOSS BEFORE INCOME TAXES	(10,542,122)	(1,412,802)	778,351

INCOME TAX RECOVERY (PROVISION) (Note 17)
Current income tax recovery (provision)	14,943	(34,969)	(116,415)
Future income tax recovery	879,680	2,400,024	(168,826)

	894,623	2,365,055	(285,241)

(LOSS) INCOME AFTER INCOME TAXES	(9,647,499)	952,253	493,110

NON-CONTROLLING INTERESTS	(443,565)	(369,883)	(477,103)

NET (LOSS) INCOME	$(10,091,064)	$582,370	$16,007

BASIC AND DILUTED (LOSS) EARNINGS PER COMMON SHARE	$(0.15)	$0.01	$0.00

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	67,229,127	65,676,811	61,258,923
Diluted	67,229,127	66,017,145	61,292,967

COMPREHENSIVE (LOSS) INCOME
Net (loss) income	$(10,091,064)	$582,370	$16,007
Other comprehensive (loss) income
Unrealized foreign exchange translation adjustments	(2,331)	(70,422)	(43,827)
Reclassification of losses on available-for-sale financial assets included in income	-	39,574	-

Comprehensive (loss) income	$(10,093,395)	$551,522	$(27,820)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year	$(471,573)	$(440,725)	$(396,898)
Unrealized translation adjustments	(2,331)	(70,422)	(4,253)
Decrease in fair value of available-for-sale financial assets	-	-	(39,574)
Reclassification of losses on available-for-sale financial assets
to earnings	-	39,574	-

Balance, end of year	$(473,904)	$(471,573)	$(440,725)

ENDING BALANCE OF ACCUMULATED OTHER COMPREHENSIVE LOSS IS COMPRISED OF:

Unrealized translation adjustments	$(473,904)	$(471,573)	$(401,151)
Change in fair value of available-for-sale financial assets	-	-	(39,574)

Balance, end of year	$(473,904)	$(471,573)	$(440,725)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital					Accumulated
	Number of					Other
	Common	Dollar		Surplus	Shares	Comprehensive		Total
	Shares	Amount	Warrants	Contributed	Treasury	Income (loss)	Deficit	Equity
Balance, August 31, 2008	64,109,297	$44,350,606	$-	$4,363,779	$(3,948,460)	$(396,898)	$(21,874,220)	$22,494,807
Stock-based compensation	-	-	-	581,098	-	-	-	581,098
Purchase of treasury shares	-	-	-	-	(377,031)	-	-	(377,031)
Unrealized translation adjustments	-	-	-	-	-	(4,253)	-	(4,253)
Change in fair value of available-for-sale financial assets	-	-	-	-	-	(39,574)	-	(39,574)
Charges on share purchase warrant extension	-	-	648,600	-	-	-	(648,600)	-
Net income for the year	-	-	-	-	-	-	16,007	16,007

Balance, August 31, 2009	64,109,297	44,350,606	648,600	4,944,877	(4,325,491)	(440,725)	(22,506,813)	22,671,054
Stock-based compensation	-	-	-	232,626	-	-	-	232,626
Reclassification of agent’s warrants	-	-	153,675	(153,675)	-	-	-	-
Purchase of treasury shares	-	-	-	-	(29,674)	-	-	(29,674)
Treasury shares sold during the year	-	-	-	(501,267)	1,081,375	-	(280,108)	300,000
Shares issued for private placement, net of issue costs of $206,270	4,726,714	3,039,430	63,000	-	-	-	-	3,102,430
Shares issued for cash by exercise of options	390,000	319,800	-	(124,800)	-	-	-	195,000
Warrants reclassified on expiry	-	-	(802,275)	802,275	-	-	-	-
Unrealized translation adjustments	-	-	-	-	-	(70,422)	-	(70,422)
Reclassification of losses on available-for-sale financial assets to earnings	-	-	-	-	-	39,574	-	39,574
Net income for the year	-	-	-	-	-	-	582,370	582,370

Balance, August 31, 2010	69,226,011	47,709,836	63,000	5,200,036	(3,273,790)	(471,573)	(22,204,551)	27,022,958
Stock-based compensation	-	-	-	91,122	-	-	-	91,122
Warrants reclassified on expiry	-	-	(63,000)	63,000	-	-	-	-
Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)
Unrealized translation adjustments	-	-	-	-	-	(2,331)	-	(2,331)
Shares and warrants issued for private placement, net of issue costs of $10,050	2,723,333	476,950	330,000	-	-	-	-	806,950

Fair value of agent’s warrants for private placement	-	(4,020)	4,020	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(10,091,064)	(10,091,064)

Balance, August 31, 2011	71,949,344	$48,182,766	$334,020	$5,354,158	$(3,304,055)	$(473,904)	$(32,295,615)	$17,797,370

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(10,091,064)	$582,370	$16,007
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	1,657,575	1,537,277	1,636,761
- stock-based compensation	91,122	232,626	581,098
- amortization of deferred curriculum costs	-	295,903	41,816
- future income tax recovery	(879,680)	(2,400,024)	168,826
- loss on disposal of assets, net	39,656	174,516	-
- impairment of marketable securities	60,000	127,229	-
- impairment of long-lived assets and goodwill	5,897,778	2,000,000	-
- write-off of deferred offering costs	510,711	200,000	-
- non-controlling interests	443,565	369,883	477,103
- Advances from related parties	(58,819)	-	-
Net changes in non-cash working capital items (Note 22)	(1,251,979)	(1,091,831)	(591,716)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(3,581,135)	2,027,949	2,329,895

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(488,247)	(672,645)	(753,097)
Acquisition of net assets of business entities, net of cash acquired (Note 3)	(50,000)	(4,973,148)	(675,434)
Curriculum development costs	(65,041)	(106,454)	(138,543)
Restricted cash	(250,000)	-	-
Disposal of controlling interest in AIMI, net of cash received (Note 3(b))	-	-	(401,980)

NET CASH USED IN INVESTING ACTIVITIES	(853,288)	(5,752,247)	(1,969,054)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares and warrants, net of issue costs	806,950	3,297,430	-
Purchase of treasury shares	(30,265)	(29,674)	(377,031)
Advances to related parties	43,721	19	(82,919)
Non-controlling interest draws	(505,934)	(217,434)	(60,000)
Capital Lease obligation repayments	(105,753)	(85,190)	(56,939)
Loan principal repayments	(607,164)	(432,551)	(366,990)
Loan principal advances	-	3,000,000	-
Deferred offering costs	(171,820)	(538,891)	-

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(570,265)	4,993,709	(943,879)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(50,579)	(94,704)	(12,571)

NET (DECREASE) INCREASE IN CASH	(5,055,267)	1,174,707	(595,609)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,511,835	10,337,128	10,932,737

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,456,568	$11,511,835	$10,337,128

CASH AND CASH EQUIVALENTS:
Cash in bank	$5,381,795	$10,893,807	$9,587,586
Term deposits	1,074,773	618,028	749,542

	$6,456,568	$11,511,835	$10,337,128

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$164,896	$71,937	$49,237
Income taxes paid	$14,549	$8,139	$31,198

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada. The Company’s current business operations include education and media communications. The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”) (refer to Note 3(a)), and IRIX Design Group Inc. (“IRIX”). The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada. The Company operates its media communications business through IRIX and its subsidiaries. IRIX is based in Canada with representatives in Hong Kong and the United States.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the allowance for bad debts, valuation of property and equipment, intangible assets and goodwill, useful lives for amortization of assets and liabilities including intangible assets, and determination of fair value for equity-based transactions. Financial results as determined by actual events could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation
The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is the Canadian dollar and the Company’s reporting currency is the Canadian dollar. The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

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

Restricted cash
Restricted cash represents Canadian dollar deposits in bank as collateral for the credit cards used in business operations.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Marketable securities
Marketable securities consist of common shares of NextMart Inc. (previously Sun New Media Inc.) (“NextMart”), whose common shares are traded in the public equity markets. For all periods presented, the Company’s interest in NextMart does not represent a position of control or significant influence. This is classified as available for sale investment.

Inventory
Inventories, which primarily consists of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Property and equipment
Property and equipment are recorded at cost. Amortization is provided over the estimated useful lives of assets as follows:

●	Leasehold improvements – straight-line over the lesser of five years and remaining lease term;
●	Furniture and equipment – 20% declining balance;
●	Computer equipment – 20% - 30% declining balance.

The carrying value of property and equipment is reviewed for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. Determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management. The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis. The recognized impairment loss of $128,526 (2010:  $Nil; 2009:  $Nil) on property and equipment on August 31, 2011 in Note 7.

Curriculum development costs
The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life. These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses. Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred.

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

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairments. Amortization is calculated over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

The Company recognized an impairment loss of $2,287,905 (2010:  $2,000,000; 2009:  $Nil) on other indefinite life intangible assets for the years ended August 31, 2011 in Note 8.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Goodwill
Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Specifically, goodwill impairment is determined using a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.

The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow. The Company performs the annual impairment tests on August 31 of each year. The Company recognized an impairment loss of $3,481,347 (2010:  Nil; 2009:  Nil) on goodwill for the years ended August 31, 2011 in Note 9.

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. The primary sources of the Company’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is generally paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. Tuition refunds have been insignificant in fiscal years. After the trial period, if a student withdraws from a class, usually no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b)	Revenue sharing arrangement with education service providers

One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff. For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Stock-based compensation
The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. When stock options are issued, the Company records the estimated fair value of the stock-based compensation awards as an expense over the requisite service period with a corresponding credit to contributed surplus. Fair values have been determined using the Black-Scholes option pricing model.

Agency fees
For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit international students to attend the Company’s programs in Canada. The Company expenses agency costs as incurred, while tuition revenues are recognized over the instruction period. Such expenses are classified as part of the General and Administrative expenses (Note 21).

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

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

Earnings per share
Basic earnings per share figures have been calculated by dividing net income (loss) by the weighted monthly average number of shares outstanding during the respective periods. The Company follows the treasury stock method for determining diluted earnings per share. This method assumes that proceeds received from in-the-money stock options and share purchase warrants are used to repurchase common shares at the average prevailing market rate during the reporting period. Anti-dilutive stock options and share purchase warrants are not considered in computing diluted earnings per share. The treasury shares are excluded from the calculation of earnings per share.

Comprehensive Income (loss)
Comprehensive income (loss) includes both net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes realized and unrealized gains and losses on available-for-sale investments, and foreign currency gains and losses relating to translation of self-sustaining foreign operations.

Financial Instruments
The following is a summary of the classes of financial instruments included in the Company’s consolidated balance sheet as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for-trading	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in fair value for held-for-trading financial instruments are recognized in net income (loss) for the period. Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The Company accounts for transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability as follows:

●	For financial assets or liabilities classified as held for trading, all transaction costs are immediately charged to operations.
●	For all other financial assets or liabilities, all transactions costs are added to the carrying amount on initial classification.

Subsequently, amounts are subject to either effective interest amortization or fair market value adjustments.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)
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

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions. As of August 31, 2011 and 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Future accounting standards
In February 2008, the Canadian Accounting Standards Board confirmed fiscal years beginning on or after January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises, with a transition date one year earlier. Earlier adoption is permitted. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending August 31, 2012, with restatement of comparative balance sheets as at August 31, 2011 and September 1, 2011 and statement of (loss) income for the year ended August 31, 2011. During the year ending August 31, 2012, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 – Interim Financial Reporting for the periods ending November 30, 2011, February 29, 2012 and May 31, 2012, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010, and statements of (loss) income for the comparative periods presented.

NOTE 3 – ACQUISITIONS AND DISPOSALS

a)	KGIC Language College Corp.

On March 15, 2010, the Company, through its newly incorporated wholly-owned subsidiary KGIC Language College Corp. (“KGIC”), completed the acquisition of KGIC Education Group Inc. The Company acquired, through KGIC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the KGIC group of schools (the “KGIC Assets”). The KGIC Assets will enable the Company to continue to operate the newly acquired business (the “KGIC Business”) which consists of English language training schools. KGIC’s existing management team will continue to operate KGIC under an executive management contract. KGIC operates private English language training schools and business colleges in Canada, with seven campuses in Canada, as well as training centres and branch offices in China, Brazil, Japan, Korea, Taiwan and Mexico.

As consideration, the final purchase price of $3,817,497 was paid by the Company to the selling parties during the year ended August 31, 2010 and 2011. In addition, the Company incurred transaction costs of $279,062.

The Company has agreed to pay a maximum of $3,917,810 of further consideration which will be paid and recognized upon the achievement of the following net revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) milestones by the KGIC Business:

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 3 – ACQUISITIONS AND DISPOSALS (cont’d)

a)	KGIC Language College Corp. (cont’d)

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

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

Based on the results of operations for the KGIC Business for the period March 16, 2010 to August 31, 2011, it is unlikely that the Company will be paying further consideration under items (a) and (b) above since all the milestones were not achieved by the KGIC Business for the period ended August 31, 2011.

The acquisition of KGIC, a business, has been accounted for using the purchase method with the preliminary fair value of the assets acquired and liabilities assumed on the acquisition date being as follows:

Fair Value of Assets Acquired

Cash	$19,744
Accounts receivable	809,750
Inventory	110,620
Prepaids and other current assets	258,872
Property and equipment	352,089
Intangible assets subject to amortization	1,610,000
Intangible assets not subject to amortization	1,230,000
Goodwill	3,542,488
Accounts payable and accrued liabilities	(361,562)
Deferred revenue	(3,475,442)

Net assets acquired equal to purchase price	$4,096,559

Consideration comprised of:
Cash	$3,817,497
Acquisition costs	279,062

Total consideration	$4,096,559

b)	Asia Interactive Media Inc.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 3 – ACQUISITIONS AND DISPOSALS (cont’d)

c)	Sprott-Shaw Degree College Corp.

Effective December 17, 2007, the Company acquired, through SSDC (a newly incorporated wholly owned subsidiary of the Company), the primary assets and liabilities used in the operation of the Sprott-Shaw Community College group of schools (the “SSCC Assets”).

During the year ended August 31, 2010, SSDC EBITDA exceeded the milestone thresholds in the original purchase agreement resulting in an additional purchase price payable of $386,333 which has been accrued and recorded as an accrued liability as at August 31, 2010, resulting in a corresponding increase in the original amount of goodwill attributed to the business combination. Subsequent to August 31, 2010, SSDC is not subject to any future performance contingency.

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

During the year ended August 31, 2010, the Company came to an agreement with the vendors and paid a total of $60,000 of purchase consideration resulting in a corresponding increase in goodwill.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2011 and 2010:

	August 31, 2011	August 31, 2010

Trade receivables	$9,427,911	$10,759,227
Less: allowance for bad debts	(914,358)	(451,691)
KGIC purchase price adjustment receivable	-	700,000
Other	-	216,358

	$8,513,553	$11,223,894

Allowance for Bad Debts
Changes in the allowance for bad debts were as follows:

	August 31, 2011	August 31, 2010

Beginning balance	$(451,691)	$(371,430)
Charge during the year	(1,243,943)	(778,569)
Written-off during the year	781,276	698,308

Ending balance	$(914,358)	$(451,691)

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 5 – MARKETABLE SECURITIES

At August 31, 2011 and 2010, marketable securities consist of 5,862,824 common shares, representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”). The Company has determined that the market value of the securities were permanently impaired therefore, during the year ended August 31, 2011 and 2010, the Company recorded a loss in connection with the impairment of the carrying value of the shares available-for-sale of $60,000 and $127,229, respectively. The components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2011		August 31, 2010

	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Available-for-sale securities	5,862,824	$-	5,862,824	$60,000

	5,862,824	$-	5,862,824	$60,000

Market price	US$0.00 per share*		US$0.01 per share

*Share price rounded to two decimal places

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

	August 31, 2011	August 31, 2010

Prepaid expenses and deposits	$739,231	$1,087,743
Tuition fees held by Far Eastern University	24,238	109,343

	$763,469	$1,197,086

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	August 31, 2011	August 31, 2010

Furniture and equipment	$3,463,814	$3,725,295
Leasehold improvements	1,827,167	2,805,483
Equipment under capital lease	562,096	524,524

	5,853,077	7,055,302

Accumulated amortization - furniture and equipment	(1,846,620)	(1,795,625)
Accumulated amortization - leasehold improvements	(1,150,592)	(1,634,967)
Accumulated amortization - equipment under capital lease	(224,047)	(205,857)

	(3,221,259)	(3,636,449)

	$2,631,818	$3,418,853

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 7 – PROPERTY AND EQUIPMENT (cont’d)

During the year ended August 31, 2011, the Company recorded amortization of property and equipment totalling $1,190,397 (2010:  $1,131,255; 2009:  $1,076,219).

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University of Technology (“BJUT”) agreement (refer to Note 8), the Company recorded a net impairment charge of $128,526 for the carrying value of furniture and equipment and leasehold improvements relating to the Company’s business operations in Beijing, China as at August 31, 2011.

The Company acquired certain equipment by way of capital leases. These leases have expiry dates ending from April 2012 and November 2015.

	Straight-line Basis			Declining Balance Basis

	Amortization	Length	Residual Buyout Amount	Amortization	Declining Rate	Residual Buyout Amount

IRIX (a)	$88,213	60 months	$44,341	$21,300	20%	$2
SSDC (b)				$408,243	20%	$1,500

a)	Included in accumulated amortization as at August 31, 2011 is $24,717 (2010: $78,599; 2009: $60,353) relating to equipment under capital leases.

b)
Included in amortization expense for the current period is $60,075 (2010:  $72,540; 2009:  $58,131) relating to equipment under capital leases and included in accumulated amortization as at August 31, 2011 is $199,330 (2010:  $127,258; 2009:  $106,082) relating to equipment under capital leases.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 8 – INTANGIBLE ASSETS

Intangible assets consisted of the following at August 31, 2011 and 2010:

		August 31, 2011
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Beginning balance	$5,529,047	$(2,238,270)	$3,290,777

Additions during the current year	65,041	(467,178)	(402,137)
Foreign exchange adjustments	(3,226)	791	(2,435)

Ending balance	$5,590,862	$(2,704,657)	2,886,205

Intangible assets with indefinite life

Beginning balance			11,534,340

Impairments during the current year			(3,481,347)

Ending balance			8,052,993

Total intangible assets			$10,939,198

		August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Beginning balance	$4,323,588	$(1,837,909)	$2,485,679

Additions during the current year	1,230,000	(406,022)	823,978
Foreign exchange adjustments	(24,541)	5,661	(18,880)

Ending balance	$5,529,047	$(2,238,270)	3,290,777

Intangible assets with indefinite life

Beginning balance			11,924,340

Additions during the current year			1,610,000
Impairments during the current year			(2,000,000)

Ending balance			11,534,340

Total intangible assets			$14,825,117

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 8 – INTANGIBLE ASSETS (cont’d)

	August 31, 2011
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets with finite life

Agreements and contracts – curriculum access	$348,333	$(267,966)	$80,367
Acquired curriculum	2,912,000	(624,000)	2,288,000
Internally developed curriculum	65,041	(550)	64,491
Foreign university cooperative agreements and others	2,265,488	(1,812,141)	453,347

	$5,590,862	$(2,704,657)	$2,886,205

Intangible assets with indefinite life

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			460,993

			$8,052,993

Total intangible assets			$10,939,198

	August 31, 2010
Amounts		Accumulated	Carrying
	Cost	Amortization	Value

Intangible assets subject with finite life

Agreements and contracts – curriculum access	$348,333	$(203,813)	$144,520
Internally developed curriculum	2,912,000	(400,800)	2,511,200
Foreign university cooperative agreements and others	2,268,714	(1,633,657)	635,057

	$5,529,047	$(2,238,270)	$3,290,777

Intangible assets with indefinite life

Accreditations and registrations			$2,706,000
Brand and trade names			4,886,000
Chinese university agreements and contracts			3,942,340

			$11,534,340

Total intangible assets			$14,825,117

During the year ended August 31, 2011, the Company recorded amortization of intangible assets totalling $467,178 (2010:  $406,022; 2009:  $560,542).  As at August 31, 2010, the Company recorded an impairment charge totalling $2,000,000 to the carrying value of intangible assets not subject to amortization as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China. The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis. The $2,000,000 impairment charge affected the carrying amount of the intangibles relating to the BJUT agreement, which forms part of the Chinese university agreements and contracts asset category under intangible assets not subject to amortization.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 8 – INTANGIBLE ASSETS (cont’d)

Effective August 31, 2011 the agreement between the Company and BJUT expired. Accordingly, the Company recorded an impairment charge totalling $3,481,347 to the carrying value of intangible assets not subject to amortization. The $3,481,347 impairment charge was specific to the carrying amount of the intangibles relating to the BJUT agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization.

NOTE 9 – GOODWILL

Goodwill consisted of the following:

	August 31, 2011	August 31, 2010

Beginning balance	$10,999,696	$7,010,875
Additions during the year	-	3,988,821
Impairments during the year	(2,287,905)	-

Ending balance	$8,711,791	$10,999,696

As a result of declining revenues and income stemming from the Company’s business operations and business strategy changes in Beijing, China, and the expiration of the BJUT agreement (refer to Note 8), the Company recorded an impairment charge totalling $2,287,905 to the carrying value of goodwill in the year ended August 31, 2011. The Company determined the fair value of the reporting unit with a discounted future net cash flow analysis.

NOTE 10 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing by way of a registered offering of common shares, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010. Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus. On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus. The Company planned to re-file the prospectus; however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Due to further delays with the planned financing during the year ended August 31, 2011, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at August 31, 2011. Deferred offering costs consisted of the following:

	August 31, 2011	August 31, 2010

Beginning balance	$400,252	$-
Additions during the year	110,459	600,252
Expensed during the year	(510,711)	(200,000)

Ending balance	$-	$400,252

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 11 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

	August 31, 2011	August 31, 2010

Trade accounts payable	$2,554,757	$2,704,039
Payroll and related liabilities	1,509,262	1,579,398
Purchase price payable	-	436,333
Tuition fees and grants payable	215,518	74,017
Others	204,999	213,400

	$4,484,536	$5,007,187

NOTE 12 – LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term Debt
The carrying value of debt in SSDC is as follows:

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,750,000
Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	39,013
Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	4,875
2,793,888
Less: current portion	(2,757,164)

Balance at August 31, 2010	$36,724

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%	$2,150,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	36,724

2,186,724
Less: current portion	(2,152,492)

Balance at August 31, 2011	$34,232

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%. As at August 31, 2011 and 2010, the demand operating facility was not utilized.

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

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility. As at August 31, 2011and 2010, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 12 – LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (cont’d)

Although the demand term instalment loan may be called for payment on demand, principal repayments due over the next five years based on scheduled repayment amounts are as follows:

For the years ending August 31,	2012	$552,492
	2013	602,712
	2014	631,520
	2015	400,000
	2016	-

		$2,186,724

Capital Leases

The following is a schedule of future minimum lease payments classified as capital lease at August 31, 2011 together with the balance of the obligation for assets under the capital lease as identified in Note 7:

For the years ending August 31,	2012	$133,068
	2013	107,227
	2014	101,963
	2015	27,836
	2016	52,819

		422,913
Less: amount representing interest		(72,016)

		350,897
Less: current portion		(101,765)

		$249,132

NOTE 13 – SHARE CAPITAL

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	47,709,836

- for private placement at $0.30 per share	2,723,333	817,000
- fees and commissions for private placement	-	(10,050)
- fair value of warrants for private placement	-	(330,000)
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011	71,949,344	$48,182,766

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 13 – SHARE CAPITAL (cont’d)

For the year ended August 31, 2011, the Company completed (in two tranches) a private placement of 2,723,333 units at $0.30 per unit for total proceeds of $817,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of three years from the date of issuance. The first tranche of the private placement, consisting of 1,690,000 units, closed on June 29, 2011. On the first tranche, the Company incurred a finders’ fee consisting of a cash commission of $10,050 and finder’s warrants, exercisable for three years, entitling the holder to purchase 33,500 common shares at a price of $0.35 per share. The second tranche of the private placement, consisting of 1,033,333 units, closed on July 11, 2011. No finders’ fee was incurred for the second tranche.

On October 27, 2009, the Company negotiated a non-brokered private placement to raise $3,000,000 by the issuance of common shares of the Company at a price of $0.70 per share. The financing was undertaken with several purchasers, including institutional investors, in two tranches. Finders’ fees were payable in connection with a portion of the financing. On November 4, 2009, the Company closed the first tranche of the non-brokered private placement. Under the first tranche closing, the Company raised $2,100,000 by the issuance of 3,000,000 common shares at a price of $0.70 per share. The Company incurred a finders’ fee consisting of a cash commission of $105,000 and finder’s warrants, exercisable for one year, entitling the holder to purchase 210,000 common shares at a price of $0.70 per share under the first tranche closing. On November 24, 2009, the Company closed the second tranche of the non-brokered private placement. Under the second tranche closing, the Company raised $1,208,700 by the issuance of 1,726,714 common shares at a price of $0.70 per share. The Company incurred a finders’ fee consisting of a cash commission of $101,270 under the second tranche closing. Total proceeds of $3,308,700 were raised in the non-brokered private placement, an oversubscription of $308,700 from the original $3,000,000 announced on October 27, 2009.

Share purchase warrants
The Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2009	5,211,919	1.43	0.38 years

- warrants issued	210,000	0.70
- warrants expired	(5,211,919)	1.43

Balance, August 31, 2010	210,000	0.70	0.18 years

- warrants issued	2,756,833	0.35
- warrants expired	(210,000)	0.70

Balance, August 31, 2011	2,756,833	0.35	2.84 years

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 13 – SHARE CAPITAL (cont’d)

Details of warrants outstanding and exercisable as at August 31, 2011 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	2.83 years
1,033,333	$0.35	July 11, 2014	2.86 years

2,756,833

The fair value of each warrants granted is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	August 31, 2011	August 31, 2010	August 31, 2009

Exercise price	$0.35	$0.70	$1.43
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	79.6%	82.9%	42.8%
Risk-free interest rate	1.86%	0.57%	3.64%
Expected life	3 years	1 year	2 years

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 2,865,000 shares at prices ranging from $0.42 per share to $1.53 per share exercisable for periods ending from January 21, 2012 to March 1, 2016.

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
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 13 – SHARE CAPITAL (cont’d)

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life
Balance, August 31,2008	4,535,000	1.18	2.57 years
- options granted during the year	210,000	0.51
- options expired during the year	(495,000)	1.00

Balance, August 31, 2009	4,250,000	1.17	1.87 years

- options granted during the year	130,000	0.72
- options expired during the year	(25,000)	0.50
- options exercised during the year	(390,000)	0.50

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the year	1,365,000	0.43
- options expired during the year	(2,465,000)	1.16

Balance, August 31, 2011	2,865,000	0.91	2.49 years

Details of options outstanding as at August 31, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

190,000	$0.51	January 21, 2012	0.39 years
1,200,000	$1.53	June 21, 2012	0.81 years
60,000	$0.80	May 2, 2013	1.67 years
50,000	$0.60	August 8, 2013	1.94 years
100,000	$0.54	October 13, 2013	2.12 years
1,265,000	$0.42	March 1, 2016	4.50 years

2,865,000	$0.91 Average Price

Stock-based compensation

	Shares Granted	Per Share Price	Fair Value	Vesting Period

May 3, 2010	80,000	$0.80	$32,000	Vesting on grant date

August 9, 2011	50,000	$0.60	$15,000	Vesting on grant date

October 14, 2010	100,000	$0.54	$26,000	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months

March 1, 2011	1,265,000	$0.42	$278,300	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months

The fair value of these options is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Black-Scholes Weighted Average Assumptions	August 31, 2011	August 31, 2010	August 31, 2009

Expected life	4.85 years	3.00 years	3,00 years
Risk-free interest rate	2.52%	2.11%	1.385
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	66.99%	75.33%	75.00%

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 14 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury. By agreement dated October 1, 2009, effective October 1, 2009 and December 31, 2009 respectively, the Company sold 592,104 and 197,368 treasury shares acquired through the provisions of the Company’s normal course issuer bid to the CEO of the Company at $0.38 per share (October 1, 2009 market price) in consideration for the settlement of a total of $300,000 owing to the CEO. These treasury shares had an average cost to the Company of approximately $1.37 per share as acquire via various purchases through 2008 and 2009. The excess of the cost of these treasury shares over the proceeds received was $781,375 of which $501,267 was charged to contributed surplus on elimination of previously recorded treasury share transaction gains and the residual $280,108 was charged to deficit during the year ended August 31, 2010.

On February 1, 2011, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000. The Company may purchase up to 6,706 common shares per day from February 4, 2011 to February 3, 2012, being the expiry date of the normal course issuer bid. The Company may terminate the normal course issuer bid at any time prior to February 3, 2012 by providing a notice of termination to the TSX. As at August 31, 2011, 2,500,024 common shares with an accumulated cost of $3,304,055 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2009	3,146,496	$4,325,491

Purchases of treasury shares	42,000	29,674
Carrying value of treasury shares sold during the year	(789,472)	(1,081,375)

Balance, August 31, 2010	2,399,024	3,273,790

Purchases of treasury shares	101,000	30,265

Balance, August 31, 2011	2,500,024	$3,304,055

NOTE 15 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term nature of these instruments. The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology. The fair value of long term debt approximates book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 15 – FINANCIAL INSTRUMENTS (cont’d)

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$6,456,568	$6,456,568	$-	$-
Restricted cash	250,000	250,000	-	-

	Fair Value at August 31, 2010

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$11,511,835	$11,511,835	$-	$-
Marketable securities	60,000	60,000	-	-

The Company’s cash is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company’s marketable securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable securities is calculated as the quoted market price multiplied by the quantity of shares held by the Company.

NOTE 16 – RESTRUCTURING AND INTEGRATION COSTS

The acquisition of the KGIC Assets and the KGIC Business required considerable management time to restructure KGIC’s existing operational structure in order to integrate the KGIC operations into the Company’s operating structure. Since the acquisition date on March 15, 2010, direct management time and costs from the Corporate business segment and from the SSDC business segment was incurred to facilitate the restructuring and the integration process. From March 16, 2010 to August 31, 2010, a total of $544,500 in costs were incurred and has been classified as restructuring and integration costs in these consolidated financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 17 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China. The applicable statutory income tax rate in China is 25 % and the statutory rate applicable to the Company in Canada is 27.17% (2010:  29.00%; 2009:  30.17%). As part of a tax loss utilization strategy, the Company recorded the tax benefits of future tax loss carry-forwards available to the Company.

The following table is a reconciliation of income tax recovery, at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Income (Loss).

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Loss before taxes	$(10,542,122)	$(1,412,802)	$778,351
Statutory Canadian income tax rate	27.17%	29.00%	30.17%

Income tax recovery at statutory rate	(2,863,943)	(409,713)	234,828
Effect of differences in foreign tax rates	23,908	-	(37,166)
Expired non-capital loss carry-forwards	-	297,968	927,069
Write-off of long-lived assets	697,119	-	-
Non-deductible expenses, net	(33,200)	(47,622)	49,954
Differences between current year rate and rates used to measure future income taxes	119,439	(164,393)	9,644
Changes in corporate tax rates	-	-	170,313
Differences in prior period tax returns as filed	(12,407)	169,563	(213,282)
Other taxes	-	-	19,263
Change in valuation allowance	1,338,628	(2,256,328)	(871,472)
Other	(164,167)	45,470	(3,910)

Income tax recovery	$(894,623)	$(2,365,055)	$285,241

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 17 – INCOME TAXES (cont’d)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended August 31, 2011	Year Ended August 31, 2010

Future income tax assets
Canada
Non-capital loss carry-forwards	$3,542,938	$2,638,203
Share issuance costs	117,181	107,329
Investments	398,479	390,979
Property and equipment	19,073	82,422
Intangible assets	4,867	14,207
Deferred revenues	-	227,746
Others	6,146	-
China
Non-capital loss carry-forwards	372,809	262,898
Property and equipment	43,111	23,205

Total future income tax assets before valuation allowance	4,504,606	3,746,989
Less: valuation allowance	(1,714,406)	(375,777)

	2,790,200	3,371,212

Future income tax liabilities
Canada
Property and equipment	(24,116)	(238,873)
Intangible assets	(1,107,488)	(2,369,600)
China
Property and equipment	(5,249)	(104,322)
Intangible assets	(115,246)	-

	(1,252,098)	(2,712,795)

Classified as:
Future income tax asset, net	2,200,199	658,417
Future income tax liabilities, net	(662,102)	-

	$1,538,097	$658,417

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 17 – INCOME TAXES (cont’d)

The following table details the movement in the valuation allowance.

	Year Ended August 31, 2011	Year Ended August 31, 2010

Beginning balance	$375,777	$2,632,105

Current period tax losses and temporary differences	1,014,646	498,812
Expired tax losses during the period	-	(297,968)
Impact of change in statutory rates on opening balance	-	-
Differences in prior period tax returns as filed	(122,051)	169,563
Tax benefit of non-capital losses (recognized) provided	446,033	(2,626,735)

	1,338,628	(2,256,328)

Ending balance	$1,714,405	$375,777

The Company has non-capital losses available to offset future taxable income which are detailed in the following table together with the year of expiry.

Year of Expiry	China	Canada	Total

2014	$179,009	$1,396,407	$1,575,416
2015	462,390	928,481	1,390,871
2016	849,838	-	849,838
2026	-	587,698	587,698
2027	-	860,134	860,134
2028	-	2,043,607	2,043,607
2029	-	2,211,918	2,211,918
2030	-	1,864,392	1,864,392
2031	-	4,244,463	4,244,463

	$1,491,237	$14,137,101	$15,628,338

NOTE 18 – COMMITMENTS

CIBT entered into a lease agreement on behalf of the Company for the Company’s corporate office space in Vancouver, B.C., as renewed, for a 60 month term (from November 1, 2009 to October 31, 2014). Under the renewed lease agreement the minimum annual rate for the term of the lease is $88,150 for the first three years and $91,676 for the final two years plus taxes and operating costs. CIBT’s subsidiaries in China entered into various lease agreements. Both SSDC and KGIC are committed to payments consisting of office and campus premises rental and operating leases for equipment.

For the years ending August 31,	Corporate (Canada)	CIBT (China)	SSDC	KGIC	Total

2012	$88,150	$110,686	$1,220,376	$1,891,981	$3,311,193
2013	91,088	114,021	667,271	1,971,133	2,843,513
2014	91,676	133,538	392,102	1,624,050	2,241,366
2015	15,279	-	192,351	1,542,548	1,750,178
2016	-	-	143,594	700,145	843,739

	$286,193	$358,245	$2,615,694	$7,729,855	$10,989,989

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 19 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks. The Company manages all risk issues directly. The Company is engaged primarily in service related industries and manages related industry risk issues directly. The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk.

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

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2011 is reported net of allowance for bad debts of $914,358 (August 31, 2010:   $451,691). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility of $1,500,000 (refer to Note 12) to ensure financial resources are available. The Company could look to capital financing which has it successfully raised in the past. However, there is no assurance that such financing will be available on favourable terms. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at August 31, 2011:

	Less than 1 year	1 – 3 years	4- 5 years	Greater than 5 years	Total

Accounts payable and accrued liabilities	$4,484,536	$-	$-	$-	$4,484,536
Income taxes payable	499,905	-	-	-	499,905
Capital leases *	101,765	199,352	49,780	-	350,897
Long-term debt *	2,152,492	34,232	-	-	2,186,724
Operating leases	3,311,193	6,835,059	843,737	-	10,989,989

	$10,549,891	$7,068,643	$893,517	$-	$18,512,051

* Amounts include interest.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 20 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to safeguard the Company’s normal operating requirements on an ongoing basis and to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders. The Company’s overall capital strategy remains unchanged from the prior periods.

The capital structure of the Company consists of shareholders’ equity and long-term debt. The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets. The Company monitors its capital using various financial ratios and non-financial performance indicators. The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions. The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt (refer to Note 12).

The Company reported a net loss of $10,091,064 and generated negative cash flow used in operating activities. The Company had a net working capital deficit of $4,601,899. These consolidated financial statements have been prepared assuming the Company will continue as a going concern. Although the Company has completed private placements, there can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. However, the Company holds sufficient cash to support its operations in the next 12 months.

The Company’s ability to continue as a going concern is dependent upon the ability to raise capital, the generation of positive cash flow, and the performance of the various educational programs that they offer and the success of the development for new programs. There is no certainty that  such  events  will  occur  and  that  sources  of  financing  will  be  obtained  on  terms  acceptable  to management. Whether and when the Company can attain profitability and positive cash flows is also uncertain. The  accompanying  financial  statements  do  not  include  any  adjustments  relating  to  the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NOTE 21 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Advertising & agency fees	$12,190,564	$8,700,663	$5,699,158
Bank charges and interest	395,050	347,265	198,838
Consulting and management fees	1,964,726	1,380,305	1,230,128
Directors insurance	45,439	79,889	79,074
Investor relations	99,062	95,187	49,892
Office and general	4,538,292	4,055,573	3,557,686
Professional fees	1,369,960	1,940,634	1,544,022
Regulatory fees	134,665	240,688	58,149
Rent	6,092,868	4,108,635	3,019,407
Salaries and benefits	12,031,267	10,645,586	9,631,436
Travel and promotion	375,120	305,381	445,823

	$39,237,013	$31,899,806	$25,513,613

The results of KGIC were consolidated from March 15, 2010, the acquisition date and therefore about five and a half month was included in the year ended August 31, 2010, expenses compared to 12 months in the year ended August 31, 2011.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 22 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Accounts receivable	$2,733,063	$(2,846,521)	$(4,162,671)
Prepaid expenses and other assets	423,206	2,470,624	(150,779)
Inventory	(63,371)	58,131	119,894
Accounts payable and accrued liabilities	(407,931)	(255,373)	666,307
Income taxes payable	(19,172)	65,186	30,669
Deferred educational revenues	(3,917,774)	(583,878)	2,875,843
Other asset	-	-	29,021

	$(1,251,979)	$(1,091,831)	$(591,716)

NOTE 23 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Accounts receivable - Weifang University (1)	$2,592,660	$1,547,344	$2,008,503
Accounts payable - Weifang University (1)	$1,103,538	$135,814	$790,564
Due to officers, employees and directors (2)	$59,484	$118,303	$418,304
Due from officers, employees and directors (3)	$100,000	$143,721	$143,741
Management fees, salaries and bonuses	$1,091,249	$1,772,472	$1,538,411

1)
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

2)
As of August 31, 2011, the amount due to officers, employees and directors is comprised of $13,222 (August 31, 2010:   $38,014) due to officers of the Company and $46,262 (August 31, 2010:   $80,289) due to the President of IRIX. These amounts are non-interest bearing and have no fixed terms of repayment. Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)
As at August 31, 2011, a balance of $100,000 was due from a director of the Company. The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow. The August 31, 2010, amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 24 – SEGMENTED INFORMATION

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

Industry and Geographic Segments	Year Ended August 31, 2011
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$4,206,757	$30,619,935	$21,838,554	$-	$-	$56,665,246
Design and advertising	-	-	-	1,909,880	-	1,909,880

	$4,206,757	$30,619,935	$21,838,554	$1,909,880	$-	$58,575,126

Revenues, net of direct costs	$2,036,548	$19,929,317	$14,265,049	$913,421	$-	$37,144,335
Other expenses and items:
General and administrative	(2,428,574)	(18,096,580)	(13,930,101)	(837,163)	(3,944,595)	(39,237,013)
Amortization	(466,800)	(800,404)	(289,174)	(29,106)	(72,091)	(1,657,575)
Stock-based compensation	-	-	-	-	(91,122)	(91,122)
Business development costs	(230,362)	-	-	-	-	(230,362)
Interest and other income	176,775	-	-	3,870	-	180,645
Foreign exchange gain (loss), net	21,648	-	-	(5,968)	(4,909)	10,771
Gain (loss) on disposal of assets	21,344	(60,505)	-	(495)	-	(39,656)
Interest on long-term debt	-	(153,656)	-	-	-	(153,656)
Impairment of marketable securities	-	-	-	-	(60,000)	(60,000)
Impairment of long-lived assets and goodwill	(5,897,778)	-	-	-	-	(5,897,778)
Write-off of deferred finance fees	-	-	-	-	(510,711)	(510,711)
Restructuring and integration costs	-	-	-	-	-	-
Income tax recovery (provision), net	698,430	483,361	48,872	28,532	(364,572)	894,623
Non-controlling interests	(54,553)	(389,012)	-	-	-	(443,565)
Inter-segment transactions	-	(1,058,554)	(543,173)	(6,000)	1,607,727	-

Net income (loss)	$(6,123,322)	$(146,033)	$(448,527)	$67,091	$(3,440,273)	$(10,091,064)

Total assets	$5,136,756	$22,118,314	$11,195,200	$449,368	$2,260,796	$41,160,434

Property and equipment	$439,753	$1,672,908	$315,968	$164,323	$38,866	$2,631,818

Intangible assets	$719,440	$7,596,891	$2,542,500	$-	$80,367	$10,939,198

Goodwill	$-	$5,169,303	$3,542,488	$-	$-	$8,711,791

Non-controlling interests	$616,945	$621,326	$-	$-	$-	$1,238,271

Capital expenditures	$163,147	$191,863	$65,393	$22,461	$45,383	$488,247

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 24 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Year Ended August 31, 2010
	CIBT (China)	SSDC (Canada)	KGIC (Canada) ***	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$7,166,099	$36,919,922	$10,302,107	$-	$-	$54,388,128
Design and advertising	-	-	-	1,566,724	-	1,566,724

	$7,166,099	$36,919,922	$10,302,107	$1,566,724	$-	$55,954,852

Revenues, net of direct costs	$3,388,780	$25,168,370	$5,863,734	$863,666	$-	$35,284,550
Other expenses and items:
General and administrative	(3,230,571)	(18,325,086)	(5,277,510)	(802,856)	(4,263,783)	(31,899,806)
Amortization	(491,813)	(829,453)	(127,923)	(26,496)	(61,592)	(1,537,277)
Stock-based compensation	-	-	-	-	(232,626)	(232,626)
Business development costs	-	-	-	-	-	-
Interest and other income	204,815	-	-	2,203	607	207,625
Foreign exchange gain (loss), net	(86,729)	-	-	(2,714)	(7,234)	(96,677)
Gain (loss) on disposal of assets	(56,412)	(118,104)	-	-	-	(174,516)
Interest on long-term debt	-	(92,346)	-	-	-	(92,346)
Impairment of marketable securities	-	-	-	-	(127,229)	(127,229)
Impairment of long-lived assets and goodwill	(2,000,000)	-	-	-	-	(2,000,000)
Write-off of deferred finance fees	-	-	-	-	(200,000)	(200,000)
Restructuring and integration costs	-	(297,000)	(100,000)	-	(147,500)	(544,500)
Income tax recovery (provision), net	606,441	(844,002)	(6,392)	(13,396)	2,622,404	2,365,055
Non-controlling interests	136,056	(505,939)	-	-	-	(369,883)
Inter-segment transactions	-	(3,149,040)	(267,361)	22,531	3,393,870	-

Net income (loss)	$(1,529,433)	$1,007,400	$84,548	$42,938	$976,917	$582,370

Total assets	$13,360,396	$28,981,989	$10,043,093	$298,819	$2,285,041	$54,969,338

Property and equipment	$816,903	$2,185,124	$329,749	$81,767	$5,310	$3,418,853

Intangible assets	$4,243,306	$7,688,680	$2,752,500	$-	$140,631	$14,825,117

Goodwill	$2,287,905	$5,169,303	$3,542,488	$-	$-	$10,999,696

Non-controlling interests	$588,878	$738,248	$-	$-	$-	$1,327,126

Capital expenditures	$90,482	$556,992	$18,083	$7,088	$-	$672,645

*** The results of KGIC were consolidated from March 15, 2010, the acquisition date and therefore about five and a half month of operating results were included in the year ended August 31, 2010.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 24 – SEGMENTED INFORMATION (cont’d)

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 25 – SUBSEQUENT EVENTS

On November 2, 2011, the Company received $30,000 in funds owing from a director the Company (refer to Note 23). The remaining balance of $70,000 is anticipated to be repaid by the director of the Company before December 31, 2011.

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs in certain respects from United States generally accepted accounting principles (“US GAAP”).

(a)
The effect of the differences between Canadian GAAP and US GAAP on the significant captions on the Company’s consolidated balance sheets, statement of (loss) income and comprehensive (loss) income and cash flows is summarized as follows:

Consolidated Balance Sheets	August 31, 2011	August 31, 2010

Total assets under Canadian GAAP	$41,160,434	$54,969,338
(c) Acquisition costs	(279,062)	(279,062)
Total assets under US GAAP	$40,881,372	$54,690,276

Total liabilities under Canadian GAAP	$22,124,793	$26,619,254
(b) Income tax uncertainties – unrecognized tax benefits	(18,352)	(10,960)
(b) Income tax uncertainties – accrual for interest and penalties	168,766	40,669
Total liabilities under US GAAP	22,275,207	26,648,963

Non-controlling interest under Canadian GAAP	1,238,271	1,327,126
(d) Non-controlling interest in subsidiaries	(1,238,271)	(1,327,126)
Non-controlling interest under US GAAP	-	-

Total shareholders' equity under Canadian GAAP	17,797,370	27,022,958
(b) Income tax uncertainties – unrecognized tax benefits	18,352	10,960
(b) Income tax uncertainties – accrual for interest and penalties	(168,766)	(40,669)
(c) Acquisition costs	(279,062)	(279,062)
(d) Non-controlling interest in subsidiaries	1,238,271	1,327,126
Total shareholder’s equity under US GAAP	18,606,165	28,041,313

Total liabilities and shareholders' equity under US GAAP	$40,881,372	$54,690,276

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a)      (cont’d)

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Net (loss) income under Canadian GAAP	$(10,091,064)	$582,370	$16,007

(b) Income tax uncertainties – unrecognized tax benefits	7,392	10,960	-
(b) Income tax uncertainties – accrual for interest and penalties	(128,097)	(40,669)	-

(c) Acquisition costs	-	(279,062)	-

Net (loss) income under US GAAP	$(10,211,769)	$273,599	$16,007
Basic and diluted (loss) income per share under US GAAP	$(0.15)	$0.00	$0.00

Consolidated Statements of Cash Flows	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009
Net cash provided by (used in) operating activities under Canadian and US GAAP	$(3,581,135)	$2,027,949	$2,329,895
Net cash used in investing activities under Canadian GAAP	(853,288)	$(5,752,247)	$(1,969,054)
(d) Disposal of controlling interest in variable interest entity, net of cash received	-	-	401,980
Net cash used in investing activities under US GAAP	$(853,288)	$(5,752,247)	$(1,567,074)
Net cash provided by (used in) financing activities under Canadian GAAP	$(570,265)	$4,993,709	$(943,879)
(d) Disposal of controlling interest in variable interest entity, net of cash received	-	-	(401,980)
Net cash provided by (used in) financing activities under US GAAP	$(570,265)	$4,993,709	$(1,345,859)
Effect of exchange rate changes under Canadian and US GAAP	$(50,579)	$(94,704)	$(12,571)

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(a)      (cont’d)

Presentation differences between Canadian to US GAAP are:	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Direct costs – Canadian GAAP	$21,430,791	$20,670,302	$16,234,348
Amortization for the year	1,657,575	1,537,277	1,636,761

Direct costs – US GAAP	$23,088,366	$22,207,579	$17,871,109

(b)      Income Taxes

Under Canadian GAAP, the Company identified and accrued for certain tax filing positions in China that were reflected in income taxes payable in the consolidated financial statements. Under US GAAP, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The following additional disclosures represent changes from the most recent annual financial statements and are required under US GAAP.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(b)      Income Taxes (cont’d)

As required under US GAAP, disclosure of the beginning and ending amount of unrecognized tax benefit is as follows:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Balance, beginning of period	$398,396	$409,356	$293,181
Additions based on tax positions related to thecurrent period	-	-	214,925
Additions for tax positions of prior periods			-
Reductions for tax positions of prior periods	-	-	(98,463)
Settlements	-	-	-
Effect of foreign currency movements	(7,392)	(10,960)	(287)
Balance, end of period	$391,004	$398,396	$409,356

As at August 31, 2011, $251,727 of the $391,004 of unrecognized tax benefits will, if ultimately recognized, impact the Company’s effective tax rate.

Under Canadian GAAP, the Company accrued accumulatively $116,237 relating to interest and penalties.

Interest and penalties under US GAAP is as follows:

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009

Balance, beginning of period	$156,906	$116,237	$52,214
Accrual for interest and penalties during the period	130,025	79,674	67,279
Effect of foreign currency movements	(1,928)	(39,005)	(3,256)
Balance, end of period	$285,003	$156,906	$116,237

As of August 31, 2011, the Company’s tax years from 2004 to 2011 remain open to audit in various taxing jurisdictions.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(c)      Acquisition

Under Canadian GAAP, the Company accounts for the acquisition-related costs as part of the total purchase price of the acquisition. Under US GAAP, upon the adoption of ASC 805 on September 1, 2009, the Company accounts for the acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

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

Also upon the adoption of ASC 805, an asset or liability resulting from a contingent consideration arrangement will be recognized at its acquisition date fair value. The contingent consideration arrangement between the Company and KGIC is disclosed in Note 3. The estimated fair value of the contingent consideration was determined to be not significant and was determined based on the present value of estimated future payments. The estimate of future payments was determined based on management’s expectations for net revenue and EBITDA from KGIC over the contingent consideration period.

US GAAP requires the disclosure of certain pro forma information when one or more business combinations are completed. The following table presents unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired KGIC at the beginning of the year ended August 31, 2010 and 2009.

	Year Ended	Year Ended
	August 31, 2010 (unaudited)	August 31, 2009 (unaudited)

Revenues	$61,090,584	$59,429,104

Net earnings	$(1,269,760)	$(1,155,238)

Pro forma basic earnings per share	$(0.02)	$(0.02)

Pro forma diluted earnings per share	$(0.02)	$(0.02)

(d)      Non-Controlling Interest

Effective September 1, 2010, the Company has adopted the amendments to FASB ASC 810, “Non-controlling Interest in a Subsidiary”. This topic requires that non-controlling interests be presented in the equity section, but separate from the Company’s equity. ASC 810 also requires that a reconciliation at the beginning and end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to non-controlling interest be presented. In addition, the Company also reclassified, in its Statement of Cash Flow, prior-period payments related to changes in its ownership interest in a consolidated subsidiary from investing to financing activities as required by ASC 810.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(d)      Non-Controlling Interest (cont’d)

The Company has previously absorbed losses attributed to the non-controlling interest. The following table illustrates what the net income (loss) of the parent and earnings per share would have been had the losses been applied to the non-controlling interest.

	Year Ended	Year Ended	Year Ended
	August 31, 2011	August 31, 2010	August 31, 2009

Net income (loss) under US GAAP attributed to the owners of the parent and non-controlling interest	$(10,655,334)	$252,559	$40,890

Basic and diluted income (loss) per share under US GAAP attributed to the owners of the parent and non-controlling interest	$(0.15)	$0.00	$0.00

(e)      Accounting for Share Purchase Warrants

Under Canadian GAAP, the Company accounts for unit private placement issuances containing both common shares and share purchase warrants using the residual method whereby the Company records the net proceeds received into common shares with no amount allocated to contributed surplus. The effect if any, of reconciling potential differences in accounting for unit private placement issuances between Canadian GAAP and US GAAP has not been included in this reconciliation as it would have no impact on reported total assets, total liabilities, net shareholders’ equity, net income (loss) or cash flows for any period presented. Under the FASB ASC 505, “Equity”, the Company would be required to apportion the unit private placement proceeds on a relative fair value basis between the common shares and warrants issued. Please refer to Note 13 for share purchase warrant activity and the details of the warrants outstanding and exercisable as at August 31, 2011.

(f) Earnings Per Common Share

The following is a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	Year Ended	Year Ended	Year Ended
	August 31, 2011	August 31, 2010	August 31, 2009

Net (loss) income under US GAAP	$(10,211,769)	$273,599	$16,007

Weighted average common shares basic	67,229,127	65,676,811	61,258,923
Effect of dilutive stock options and warrants	-	340,334	34,044

Weighted average common shares diluted	67,229,127	66,017,145	61,292,967

Basic and diluted income (loss) per common share	$(0.15)	$0.00	$0.00

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(f)      Earnings Per Common Share (cont’d)

For the years ended August 31, 2011, 2010 and 2009, 2,865,000, 3,627,105, and 4,215,956 options, respectively, are not included in the determination of diluted EPS. These options have a weighted average exercise price of $0.91, $1.28 and $1.18, respectively; and a weighted average remaining life of 2.49, 1.16 and 1.89 years, respectively. These securities could potentially dilute basic EPS in the future; however .they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

For the years ended August 31, 2011, 31, 2010, and 2009 2,756,833, 207,561, and 5,211,919 warrants respectively were not included in the determination of diluted EPS. These warrants have a weighted average exercise price of $0.35, $0.70, and $1.43 respectively; and a weighted average remaining life of 2.84, 0.18, and 0.38 respectively. These securities could potentially dilute basic EPS in the future; however, they were not included in the computation of diluted EPS because to do so would have been anti dilutive for the periods presented.

There are no transactions occurring after August 31, 2011 that would have changed the number of common shares or potential common shares outstanding if the transaction had occurred before the end of the period.

(g)      Stock-Based Compensation

Additional disclosure requirements under US GAAP, ASC 718 - The Company estimated a nil forfeiture rate by considering the historical employee turnover rates and expectations about the future, and will subsequently adjust compensation cost for differences between expectations and actual experience.

There is no income tax benefit recognized in the income statement for share-based compensation arrangements as stock based compensation is not deductible for Canadian tax purposes.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(g)      Stock-Based Compensation (cont’d)

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

	Year Ended	Year Ended	Year Ended
	August 31, 2011	August 31, 2010	August 31, 2009

Stock option aggregate intrinsic value	$-	$8,400	$67,400

Weighted average grant-date fair value of options granted	$304,300	$47,000	$52,500

Total intrinsic value of options exercised	$-	$89,700	$-

Total cash received from options
exercised	$-	$195,000	$-

A summary of the status of the Company’s non-vested stock options is summarized as follows:

Nonvested Stock Options	Options	Weighted Average Grant Date Fair Value per Option ($)

Nonvested at August 31, 2008	1,877,500	0.64
Granted	210,000	0.25
Vested	(1,306,250)	0.59

Nonvested at August 31, 2009	781,250	0.25
Granted	130,000	0.36
Vested	(911,250)	0.49

Nonvested at August 31, 2010	-	-
Granted	1,365,000	0.22
Vested	(253,000)	0.22

Nonvested and expected to vest at August 31, 2011	1,112,000	0.22

As of August 31, 2011, there was $182,378 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.03 years. The total fair value of shares vested during the years ended August 31, 2011, 2010 and 2009 was $98,670, $682,688 and $676,388, respectively.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(h)      Intangible Assets

The weighted average amortization period for intangibles subject to amortization is as follows:  Agreements and contracts – curriculum access 1.33 years; Internally developed curriculum 9.92; acquired curriculum 10.45 years; Foreign university cooperative agreements and others 5 years.

Amortization expenses that will be incurred over the next five years for intangible assets that are subject to amortization are as follows:

For the years ending August 31	2011	$447,660
	2012	355,175
	2013	263,784
	2014	263,784
	2015	263,784
		$1,594,187

(i)      Cash and cash equivalents

The Company’s subsidiary in China is subject to certain currency transfer restrictions imposed by the Chinese government. Under the existing Chinese foreign exchange regulations, payments of current account items, including profit distribution, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange, by complying with certain procedural requirements. However, approval from appropriate government authorities is required when Chinese RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

(j)      Advertising expense

Costs incurred for advertising are expensed as incurred. Advertising expense for the years ended August 31, 2011, 2010 and 2009, was approximately $3,065,494, $3,161,796 and $3,050,835, respectively, and is included in general and administrative expenses in the accompanying consolidated statements of (loss) income.

(k)      Adoption of New Accounting Pronouncements

In April 2008, the FASB issued ASC 350-30, “General Intangible Assets Other than Goodwill”. In determining the useful life of intangible assets, ASC 350-30 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements. ASC 350-30 also requires expanded disclosure related to the determination of intangible asset useful lives. ASC 350-30 was effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company adopted ASC 350-30 on September 1, 2009 and the adoption did not have a material impact on the consolidated financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(l)      Adoption of New Accounting Pronouncements (cont’d)

In May 2008, the FASB issued ASC 470-20, “Debt with Conversion and Other Options”. ASC 470-20 requires issuers of convertible debt instruments that may be settled in cash to separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in periods subsequent to adoption. Upon adoption of ASC 470-20, the Company will allocate a portion of the proceeds received from the issuance of convertible notes between a liability and equity component by determining the fair value of the liability component using the Company’s non-convertible debt borrowing rate. The difference between the proceeds of the notes and the fair value of the liability component will be recorded as a discount on the debt with a corresponding offset to paid-in-capital. The resulting discount will be accreted by recording additional non-cash interest expense over the expected life of the convertible notes using the effective interest rate method. The provisions of ASC 470-20 are to be applied retrospectively to all periods presented upon adoption and are effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company currently does not have any convertible debt instruments and, accordingly, the adoption of ASC 470-20 on September 1, 2009 did not have any impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued accounting standards related to its accounting standards codification of the hierarchy of generally accepted accounting principles. The new standard is the sole source of authoritative generally accepted accounting principles of the United States (“U.S. GAAP”) to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification superseded non-SEC accounting and reporting standards. All accounting literature that is not in the Codification, not issued by the SEC and not otherwise grandfathered is non-authoritative. The new standard became effective for the Company on September 1, 2009. Applying the guidance in the accounting standards codification did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Applying the guidance did have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. ASU No. 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The provision of ASU No. 2010-13 is effective on January 1, 2011. Early adoption is permitted. Adoption of the provisions of ASU No. 2010-13 is did not have a material effect on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 related to goodwill and intangible assets. Under current guidance, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed, an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The objective of ASU No 2010-28 is to address circumstances in which entities have reporting units with zero or negative carrying amounts. The amendments in this guidance modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists after considering certain qualitative characteristics, as described in this guidance. This guidance became effective for the Company in fiscal years, and interim periods within those years, beginning after December 15, 2010. The implementation of this accounting standard did not have a material impact on the Company’s consolidated financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2011

NOTE 26 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d)

(l)      Adoption of New Accounting Pronouncements (cont’d)

Also, in December 2010, the FASB issued ASU No. 2010-29 related to financial statement disclosures for business combinations entered into after the beginning of the first annual reporting period beginning on or after December 15, 2010. The amendments in this guidance specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. These amendments also expand the supplemental pro forma disclosures under current guidance for business combinations to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has implemented this standard, as applicable, to the related business combination disclosures.

(m)    Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU No. 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU No. 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The provisions of ASU No. 2011-04 will become effective for us on January 1, 2012 and are to be applied prospectively. We do not expect the adoption of the provisions of ASU No. 2011-04 to have a material effect on our consolidated financial statements and we do not expect to materially modify or expand our financial statement footnote disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU No. 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU No. 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of stockholders’ equity. The presentation requirements will become effective for us on January 1, 2012. As ASU No. 2011-05 applies to financial statement presentation matters, the adoption of ASU No. 2011-05 will not affect our consolidated financial statements and we believe our current presentation of comprehensive income complies with the new presentation requirements.

In September 2011, the FASB issued ASU 2011-08 which is intended to simplify how an entity tests goodwill for impairment. Under the revised guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. Under the amendments in this update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company has elected to early adopt ASU 2011-08 for the purposes of performing its annual goodwill impairment test for its fiscal year ended January 1, 2012. The Company’s measurement date for the annual goodwill test is as of the first day of its fourth fiscal quarter. The implementation of this accounting standard will not have a material impact on the Company’s consolidated financial statements.

The Company will transition to IFRS on September 1, 2011 and will no longer be required to prepare a reconciliation to US AAP. Accordingly, the Company has not assessed the impact of adopting future US GAAP accounting pronouncements with an application date of September 1, 2011 or beyond in its financial statements and disclosures.

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation(1)
1.2	Articles of Incorporation(1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007(2)
1.4	Notice of Articles(3)
4.1	Toby Chu Employment Agreement(2)
4.2	Employment Agreement with Sung Sub Lim(3)
4.3	Employment Agreement with Steve Sohn(3)
4.4	Acquisition Agreement for Concordia Career College(4)
4.5	Memorandum of Understanding with Thompson River University and Vancouver Career College(4)
4.6	Form of Cooperative Joint Program Agreements with Institutions for Hotel and Tourism Division(4)
4.7	Acquisition Agreement for Pan Pacific English College(4)
4.8	Memorandum of Understanding between Sprott-Shaw and the Ministry of Labour and Social Security of Jamaica(4)
4.9	Memorandum of Understanding between Sprott-Shaw, Brown’s Town College and the Ministry of Labour and Social Security of Jamaica(4)
4.10	Education Program Cooperation Agreement with Far Eastern University(4)
4.11	Agreement between CIBT and Zhuzhou Technical College(4)
4.12	Agreement between CIBT and Jinhua Career & Technical College(4)
4.13	Agreement with Zhangzhou Normal University(4)
4.14	Education Program Cooperation Agreement between CIBT and National Cambridge College(4)
4.15	Memorandum of Understanding between Sprott-Shaw and Thang Long University(4)
4.16	Cooperation Agreement with China Central Radio and Television University(4)
4.17	Memorandum of Understanding between Sprott-Shaw and Hanoi Tourism College(4)
4.18	License granted by AHL-EI(4)
4.19	Assignment of License to CIBT Education Group(4)
4.20	Agreement with Weifang University regarding CIBT Beihai Center(4)
4.21	Agreement with Wyotech(1)
4.22	Agreement with Beijing University of Technology(1)
4.23	Agreement with ITT Educational Services, Inc. and Weifang University(1)
4.24	Acquisition Agreement of Sprott-Shaw(5)
4.25	Acquisition Agreement of Tourism Training Institute(5)
4.26	Acquisition Agreement of the KGIC Education Group of Companies(6)
4.27	Securities Purchase Agreement with Shane Corp.(1)
4.28	Agreement and Plan of Reorganization with Shane Corp.(3)
4.29	Memorandum of Understanding with Meridian International Business and Arts College(3)
4.30	Stock Option Plan
4.31	Agreement with Open University of China
4.32	Global Recruitment Agreement with Southpointe Academy
4.33	Memorandum of Understanding with China Yunnan Radio and TV University
4.34	Cooperation Agreement with CIBT and Yunnan International Exchange Centre
4.35	Cooperation Agreement with University of Zhejiang Continuing Studies and CIBT
4.36	Cooperation Agreement with Guangzhou University and CIBT
4.37	Cooperation Agreement with Zhaoqing University and CIBT
4.38	Agreement between CIBT and Hebei Normal University Foreign Language College
4.39	Cooperation Agreement between CIBT and Henan Radio and Television University
4.40	Agreement between CIBT and Hunan Radio and Television University
4.41	Agreement with Open University of China re: hospitality management
4.42	Agreement with Hainan Human Resources Training Center
4.43	Employment Agreement with Patrick Dang
4.44	Employment Agreement with Dennis Huang
4.45	Earn Out Agreement with KGIC Vendors
4.46	Agreement with the Canadian Institute of Education
4.47	Agreement with Beijing Language and Culture University
8.1	List of Subsidiaries(3)
11.1	Code of Ethical Conduct(2)
11.2	Insider Trading Policy(4)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Included as exhibits to our Form 20-FR filed May 10, 2007
(2)	Included as exhibits to our Form 20-F filed January 2, 2008
(3)	Included as an exhibit to our Form F-1 filed July 15, 2010
(4)	Included as an exhibit to our Form 20-F filed March 1, 2010
(5)	Included as exhibits to our Form 20-F filed March 17, 2009
(6)	Included as an exhibit to our Form 6-K filed March 19, 2010
(7)	Included as exhibits to our Form 20-F filed March 1, 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT EDUCATION GROUP INC.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President, Chief Executive Officer	February 29, 2012
Toby Chu

/s/ Dennis Huang	Chief Financial Officer	February 29, 2012
Dennis Huang