Form 20-F/A
period 2011-08-31
CIBT Education Group Inc.
filed 2012-06-18
CIK 1123870

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐   No ☐

Explanatory Note:  This Amendment No. 1 to our annual report on Form 20-F/A (the “Amendment”) speaks as of the filing date of our Form 20-F for the fiscal year ended August 31, 2011, as filed with the Securities and Exchange Commission on March 1, 2012, except for the certifications, which speak as of the filing date of the Amendment.

This Amendment is being filed to amend the disclosure provided in our Selected Financial Data under Item 3 and our Financial Statements provided under Item 18.  The amendments relate to the presentation of the “impairment long lived assets and goodwill”, “restructuring and integration costs” and “gain (loss) on disposal of assets” within Income (loss) from operations presented under Item 3 and the disclosure of the reporting currency in our financial statements filed under Item 18.

This Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

ITEM 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial data presented below has been derived from our audited consolidated financial statements as at and for the years ended August 31, 2011, 2010, 2009 and 2008, the two month transition period ended August 31, 2007 and the year ended June 30, 2007. Our audited consolidated financial statements as at August 31, 2009 and 2008, and for the year ended August 31, 2008, the two month transition period ended August 31, 2007 and the year ended June 30, 2007 are not included in this annual report, but have been filed with the SEC.

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

Canadian GAAP

	Year Ended August 31, 2011	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008	Two Months Ended August 31, 2007	Year Ended June 30, 2007
Consolidated Income Statement Data (1)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Revenues	58,575,126	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448
Direct costs	21,430,791	20,670,302	16,234,348	12,067,789	547,266	4,587,634
Other expenses	41,216,072	33,669,709	27,731,472	22,625,691	1,152,735	5,839,938
Income (loss) from operations	(4,071,737)	1,614,841	585,138	(3,532,201)	(533,232)	(1,124,124)
Other income (expenses)	(6,470,385)	(3,027,643)	193,213	(1,124,461)	(148,031)	1,729,392
Income (loss) before income taxes	(10,542,122)	(1,412,802)	778,351	(4,589,071)	(681,263)	605,268
Income tax recovery (provision)	894,623	2,365,055	(285,241)	(351,432)	(32,508)	(243,684)
Non-controlling interests	(443,565)	(369,883)	(477,103)	(109,155)	65,334	(58,294)
Net income (loss)	(10,091,064)	582,370	16,007	(5,049,678)	(648,437)	303,290
Basic and diluted earnings (loss) per share	(0.15)	0.01	0.00	(0.09)	(0.01)	0.01

(1) We have not declared any dividends during the periods presented.

U.S. GAAP

Consolidated Income Statement Data (1)	Amended, Year Ended August 31, 2011 (C$)	Amended, Year Ended August 31, 2010 (C$)	Amended, Year Ended August 31, 2009 (C$)	Year Ended August 31, 2008 (C$)	Two Months Ended August 31, 2007 (C$)	Year Ended June 30, 2007 (C$)
Revenues	58,575,126	55,954,852	44,550,958	31,161,279	1,166,769	9,303,448
Income (loss) from operations	(10,009,171)	(1,104,175)	585,138	(3,537,800)	(533,232)	(1,133,675)
Net income(loss)	(10,211,769)	273,599	16,007	(5,905,655)	(648,437)	158
Basic and diluted earnings (loss) per share	(0.15)	0.01	0.00	(0.10)	(0.01)	(0.01)

(1) We have not declared any dividends during the periods presented.

Canadian GAAP

Consolidated Balance Sheet Data	As at August 31, 2011 (C$)	As at August 31, 2010 (C$)	As at August 31, 2009 (C$)	As at August 31, 2008 (C$)	As at August 31, 2007 (C$)	As at June 30, 2007 (C$)
Current assets	16,577,428	24,523,282	22,015,521	18,393,197	17,732,653	15,232,534
Current liabilities	21,179,327	26,359,720	21,574,878	18,217,681	5,058,432	2,685,972
Working capital (deficit)	(4,601,899)	(1,836,438)	440,643	175,516	12,674,221	12,546,562
Other assets	24,583,006	30,446,056	25,506,171	25,424,368	6,594,395	6,072,375
Total assets	41,160,434	54,969,338	47,521,692	43,817,565	24,327,048	21,304,909
Capital lease obligations	249,132	222,810	291,220	176,143	65,370	68,513
Long-term debt	34,232	36,724	44,327	10,322	3,265,594	3,212,756
Non-controlling interests	1,238,271	1,327,126	1,198,606	1,345,065	1,043,996	653,982
Total liabilities and non-controlling interests	23,363,064	27,946,380	24,850,638	21,322,758	9,433,392	6,621,223
Share capital	48,182,766	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807
Shareholders’ equity	17,797,370	27,022,958	22,671,054	22,494,807	14,893,656	14,683,686
Number of common shares outstanding	71,949,344	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073

U.S. GAAP

	As at August 31, 2011	As at August 31, 2010	As at August 31, 2009	As at August 31, 2008	As at August 31, 2007	As at June 30, 2007
Consolidated Balance Sheet Data	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Total assets	40,881,372	54,690,276	47,521,692	43,817,565	24,327,048	21,511,074
Total liabilities and non-controlling interests	22,275,207	26,648,963	23,652,032	19,977,691	9,638,785	6,824,450
Share capital	48,182,766	47,709,836	44,350,606	44,350,606	26,861,878	26,851,807
Shareholders’ equity	18,606,165	28,041,313	23,869,660	23,839,874	14,688,263	14,686,624
Number of common shares outstanding	71,949,344	69,226,011	64,109,297	44,350,606	47,858,225	47,840,073

We have not declared or paid any dividends on our common shares since our inception and we do not anticipate paying any dividends on our common shares in the foreseeable future.

PART III

ITEM 18.  Financial Statements

We are furnishing the following consolidated financial statements and reports:

CIBT Education Group August 31, 2011 Consolidated Financial Statements

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars unless otherwise stated)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

	Share Capital					Accumulated
	Number of					Other
	Common Shares	Dollar Amount	Warrants	Surplus Contributed	Shares Treasury	Comprehensive Income (loss)	Deficit	Total Equity
Balance, August 31, 2008	64,109,297	$44,350,606	$-	$4,363,779	$(3,948,460)	$(396,898)	$(21,874,220)	$22,494,807
Stock-based compensation	-	-	-	581,098	-	-	-	581,098
Purchase of treasury shares	-	-	-	-	(377,031)	-	-	(377,031)
Unrealized translation adjustments	-	-	-	-	-	(4,253)	-	(4,253)
Change in fair value of available-for-sale financial assets	-	-	-	-	-	(39,574)	-	(39,574)
Charges on share purchase warrant extension	-	-	648,600	-	-	-	(648,600)	-
Net income for the year	-	-	-	-	-	-	16,007	16,007

Balance, August 31, 2009	64,109,297	44,350,606	648,600	4,944,877	(4,325,491)	(440,725)	(22,506,813)	22,671,054
Stock-based compensation	-	-	-	232,626	-	-	-	232,626
Reclassification of agent’s warrants	-	-	153,675	(153,675)	-	-	-	-
Purchase of treasury shares	-	-	-	-	(29,674)	-	-	(29,674)
Treasury shares sold during the year	-	-	-	(501,267)	1,081,375	-	(280,108)	300,000
Shares issued for private placement, net of issue costs of $206,270	4,726,714	3,039,430	63,000	-	-	-	-	3,102,430
Shares issued for cash by exercise of options	390,000	319,800	-	(124,800)	-	-	-	195,000
Warrants reclassified on expiry	-	-	(802,275)	802,275	-	-	-	-
Unrealized translation adjustments	-	-	-	-	-	(70,422)	-	(70,422)
Reclassification of losses on available-for-sale financial assets to earnings	-	-	-	-	-	39,574	-	39,574
Net income for the year	-	-	-	-	-	-	582,370	582,370

Balance, August 31, 2010	69,226,011	47,709,836	63,000	5,200,036	(3,273,790)	(471,573)	(22,204,551)	27,022,958
Stock-based compensation	-	-	-	91,122	-	-	-	91,122
Warrants reclassified on expiry	-	-	(63,000)	63,000	-	-	-	-
Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)
Unrealized translation adjustments	-	-	-	-	-	(2,331)	-	(2,331)
Shares and warrants issued for private placement, net of issue costs of $10,050	2,723,333	476,950	330,000	-	-	-	-	806,950

Fair value of agent’s warrants for private placement	-	(4,020)	4,020	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(10,091,064)	(10,091,064)

Balance, August 31, 2011	71,949,344	$48,182,766	$334,020	$5,354,158	$(3,304,055)	$(473,904)	$(32,295,615)	$17,797,370

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
AUGUST 31, 2011
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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

	Year Ended	Year Ended	Year Ended
	August 31, 2011	August 31, 2010	August 31, 2009

Net income (loss) under US GAAP attributed to the owners of the parent and non-controlling interest	$(10,688,209)	$252,559	$40,890

Basic and diluted income (loss) per share under US GAAP attributed to the owners of the parent and non-controlling interest	$(0.15)	$0.00	$0.00

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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
(Expressed in Canadian Dollars)

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

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation(1)
1.2	Articles of Incorporation(1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007(2)
1.4	Notice of Articles(3)
4.1	Toby Chu Employment Agreement(2)
4.2	Employment Agreement with Sung Sub Lim(3)
4.3	Employment Agreement with Steve Sohn(3)
4.4	Acquisition Agreement for Concordia Career College(4)
4.5	Memorandum of Understanding with Thompson River University and Vancouver Career College(4)
4.6	Form of Cooperative Joint Program Agreements with Institutions for Hotel and Tourism Division(4)
4.7	Acquisition Agreement for Pan Pacific English College(4)
4.8	Memorandum of Understanding between Sprott-Shaw and the Ministry of Labour and Social Security of Jamaica(4)
4.9	Memorandum of Understanding between Sprott-Shaw, Brown’s Town College and the Ministry of Labour and Social Security of Jamaica(4)
4.10	Education Program Cooperation Agreement with Far Eastern University(4)
4.11	Agreement between CIBT and Zhuzhou Technical College(4)
4.12	Agreement between CIBT and Jinhua Career & Technical College(4)
4.13	Agreement with Zhangzhou Normal University(4)
4.14	Education Program Cooperation Agreement between CIBT and National Cambridge College(4)
4.15	Memorandum of Understanding between Sprott-Shaw and Thang Long University(4)
4.16	Cooperation Agreement with China Central Radio and Television University(4)
4.17	Memorandum of Understanding between Sprott-Shaw and Hanoi Tourism College(4)
4.18	License granted by AHL-EI(4)
4.19	Assignment of License to CIBT Education Group(4)
4.20	Agreement with Weifang University regarding CIBT Beihai Center(4)
4.21	Agreement with Wyotech(1)
4.22	Agreement with Beijing University of Technology(1)
4.23	Agreement with ITT Educational Services, Inc. and Weifang University(1)
4.24	Acquisition Agreement of Sprott-Shaw(5)
4.25	Acquisition Agreement of Tourism Training Institute(5)
4.26	Acquisition Agreement of the KGIC Education Group of Companies(6)
4.27	Securities Purchase Agreement with Shane Corp.(1)
4.28	Agreement and Plan of Reorganization with Shane Corp.(3)
4.29	Memorandum of Understanding with Meridian International Business and Arts College(3)
4.30	Stock Option Plan (7)
4.31	Agreement with Open University of China (7)
4.32	Global Recruitment Agreement with Southpointe Academy (7)
4.33	Memorandum of Understanding with China Yunnan Radio and TV University (7)
4.34	Cooperation Agreement with CIBT and Yunnan International Exchange Centre (7)
4.35	Cooperation Agreement with University of Zhejiang Continuing Studies and CIBT (7)
4.36	Cooperation Agreement with Guangzhou University and CIBT (7)
4.37	Cooperation Agreement with Zhaoqing University and CIBT (7)
4.38	Agreement between CIBT and Hebei Normal University Foreign Language College (7)
4.39	Cooperation Agreement between CIBT and Henan Radio and Television University (7)
4.40	Agreement between CIBT and Hunan Radio and Television University (7)
4.41	Agreement with Open University of China re: hospitality management (7)
4.42	Agreement with Hainan Human Resources Training Center (7)
4.43	Employment Agreement with Patrick Dang (7)
4.44	Employment Agreement with Dennis Huang (7)
4.45	Earn Out Agreement with KGIC Vendors (7)
4.46	Agreement with the Canadian Institute of Education (7)
4.47	Agreement with Beijing Language and Culture University (7)
8.1	List of Subsidiaries(3)
11.1	Code of Ethical Conduct(2)
11.2	Insider Trading Policy(4)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

(1)	Included as exhibits to our Form 20-FR filed May 10, 2007
(2)	Included as exhibits to our Form 20-F filed January 2, 2008
(3)	Included as an exhibit to our Form F-1 filed July 15, 2010
(4)	Included as an exhibit to our Form 20-F filed March 1, 2010
(5)	Included as exhibits to our Form 20-F filed March 17, 2009
(6)	Included as an exhibit to our Form 6-K filed March 19, 2010
(7)	Included as exhibits to our Form 20-F filed March 1, 2012
*	Filed hereto

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT EDUCATION GROUP INC.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President, Chief Executive Officer	June 15, 2012
Toby Chu

/s/ Dennis Huang	Chief Financial Officer	June 15, 2012
Dennis Huang