Form 20-F
period 2012-08-31
CIBT Education Group Inc.
filed 2013-01-15
CIK 1123870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________________________

Commission file number: 001-34021

CIBT EDUCATION GROUP INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Address of principal executive offices)

Toby Chu, CEO, Phone: 604.871.9909, Fax: 604.871.9919, email: toby@cibt.net,
Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada, V5Z 4J7
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	Toronto Stock Exchange, NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of the close of the period of this annual report, August 31, 2012:  71,949,344 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☑

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

Large accelerated filer  ☐     Accelerated filer  ☐     Non-accelerated filer  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐     International Financial Reporting Standards as issued by the IASB  ☑     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

EXCHANGE RATES

Our consolidated financial statements and the financial information included in this annual report are presented in Canadian dollars (unless otherwise indicated), which is our reporting currency and our functional currency.

The following tables set out the exchange rates between the Canadian dollar and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.  The source of these rates is the Federal Reserve Bank of New York.  As of January 11, 2013, the Noon Buying Rate for the conversion of Canadian dollars to U.S. dollars was C$0.9841 to U.S. $1.00.

Exchange Rates for Previous Six Months

	High	Low	Average
December 2012	0.9951	0.9841	0.9895
November 2012	1.0029	0.9927	0.9970
October 2012	1.0003	0.9763	0.9872
September 2012	0.9901	0.9710	0.9783
August 2012	1.0061	0.9862	0.9924
July 2012	1.0215	1.0014	1.0142

Exchange Rates for Certain Financial Statement Periods

Average
Year ended August 31, 2012	1.0090
Year ended August 31, 2011	0.9888
Year ended August 31, 2010	0.9579
Year ended August 31, 2009	0.8502
Year ended August 31, 2008	0.9937

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

Our fiscal year end is August 31st, which is the fiscal year end date commonly used in the educational services industry.

This annual report includes our audited consolidated financial statements as at and for the fiscal years ended August 31, 2012 and 2011. These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which we adopted for our fiscal year ended August 31, 2012 in accordance with Canadian securities regulatory requirements concerning financial reporting. Refer to Note 24 of our audited consolidated financial statements included in this annual report for an explanation concerning first time adoption of IFRS and its impact on our financial statements. All dollar amounts set out in these financial statements are presented in Canadian dollars.

All financial information set forth in this annual report is presented in Canadian dollars (unless otherwise indicated) and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

A.           Selected Financial Data

The selected consolidated financial data presented below has been derived from our audited consolidated financial statements as at and for the years ended August 31, 2012, 2011, 2010, 2009 and 2008. Our audited consolidated financial statements as at August 31, 2010, 2009 and 2008, and for the years ended August 31, 2010, 2009 and 2008 are not included in this annual report, but were previously filed with the SEC.

Our audited consolidated financial statements as at and for the fiscal years ended August 31, 2012 and 2011 are included in this annual report and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which we adopted for our fiscal year ended August 31, 2012 in accordance with Canadian securities regulatory requirements concerning financial reporting. Prior periods included in this “Item 3. Key Information – A. Selected Financial Data” were prepared in accordance with Canadian GAAP, with a reconciliation to U.S. GAAP. Information based on previous GAAP is not comparable to information prepared in accordance with IFRS. All dollar amounts set out in these financial statements are presented in Canadian dollars. Refer to Note 24 of our audited consolidated financial statements included in this annual report for an explanation concerning first time adoption of IFRS and its impact on our financial statements.

The selected consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and notes thereto, as well as the discussion and analysis set forth under “Information on the Company” and “Operating and Financial Review and Prospects”.

IFRS

	Year Ended August 31, 2012	Year Ended August 31, 2011
Consolidated Income Statement Data (1)	(C$)	(C$)
Revenues	57,968,687	58,575,126
Direct costs	27,152,681	27,604,802
Other expenses	31,407,156	34,806,365
Income (loss) from operations	6,294,207	(2,349,172)
Other income (expenses)	(104,292)	(6,470,385)
Income (loss) before income taxes	(695,442)	(10,306,426)
Income tax recovery (provision)	(118,446)	843,505
Non-controlling interests	368,656	350,861
Net income (loss)	(813,888)	(9,462,921)
Basic and diluted earnings (loss) per share	(0.01)	(0.14)

	As at August 31, 2012	As at August 31, 2011
Consolidated Balance Sheet Data	(C$)	(C$)
Current assets	18,136,713	16,577,428
Current liabilities	24,850,224	21,428,041
Working capital (deficit)	(6,713,511)	(4,850,613)
Other assets	26,615,048	25,501,147
Total assets	44,751,761	42,078,575
Capital lease obligations	575,456	249,132
Long-term debt	31,520	34,232
Total liabilities	27,648,908	23,778,138
Share capital	48,182,766	48,182,766
Non-controlling interests	1,264,935	1,145,567
Total equity	17,102,853	18,300,437
Number of common shares outstanding	71,949,344	71,949,344

Canadian GAAP

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Consolidated Income Statement Data (1)
Revenues	55,954,852	44,550,958	31,161,279
Direct costs	20,670,302	16,234,348	12,067,789
Other expenses	33,669,709	27,731,472	22,625,691
Income (loss) from operations	1,614,841	585,138	(3,532,201)
Other income (expenses)	(3,027,643)	193,213	(1,124,461)
Income (loss) before income taxes	(1,412,802)	778,351	(4,589,071)
Income tax recovery (provision)	2,365,055	(285,241)	(351,432)
Non-controlling interests	(369,883)	(477,103)	(109,155)
Net income (loss)	582,370	16,007	(5,049,678)
Basic and diluted earnings (loss) per share	0.01	0.00	(0.09)

(1)	We have not declared any dividends during the periods presented.

	As at August 31, 2010	As at August 31, 2009	As at August 31, 2008
Consolidated Balance Sheet Data	(C$)	(C$)	(C$)
Current assets	24,523,282	22,015,521	18,393,197
Current liabilities	26,359,720	21,574,878	18,217,681
Working capital (deficit)	(1,836,438)	440,643	175,516
Other assets	30,446,056	25,506,171	25,424,368
Total assets	54,969,338	47,521,692	43,817,565
Capital lease obligations	222,810	291,220	176,143
Long-term debt	36,724	44,327	10,322
Non-controlling interests	1,327,126	1,198,606	1,345,065
Total liabilities and non-controlling interests	27,946,380	24,850,638	21,322,758
Share capital	47,709,836	44,350,606	44,350,606
Shareholders’ equity	27,022,958	22,671,054	22,494,807
Number of common shares outstanding	69,226,011	64,109,297	44,350,606

U.S. GAAP

	Year Ended August 31, 2010	Year Ended August 31, 2009	Year Ended August 31, 2008
Consolidated Income Statement Data (1)	(C$)	(C$)	(C$)
Revenues	55,954,852	44,550,958	31,161,279
Income (loss) from operations	1,614,841	585,138	(3,532,201)
Net income(loss)	273,599	16,007	(5,905,655)
Basic and diluted earnings (loss) per share	0.01	0.00	(0.10)

(1)	We have not declared any dividends during the periods presented.

	As at August 31, 2010	As at August 31, 2009	As at August 31, 2008
Consolidated Balance Sheet Data
Total assets	54,690,276	47,521,692	43,817,565
Total liabilities and non-controlling interests	26,648,963	23,652,032	19,977,691
Share capital	47,709,836	44,350,606	44,350,606
Shareholders’ equity	28,041,313	23,869,660	23,839,874
Number of common shares outstanding	69,226,011	64,109,297	44,350,606

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

We experienced a loss during the years ended August 31, 2012 and 2011 and it is possible we will experience losses in the future. In addition, we expect that our operating expenses and business development expenses will increase as we enroll more students, acquire new schools and continue to expand our program offerings through our acquisitions. As a result, there can be no assurance we will be able to generate sufficient revenues to maintain profitability.

Our education business expansion plans are currently focused on establishing Global Learning Network Center classrooms (“GLN Centers”) at institutions overseas where we have established partnerships, which is an unproven business model.

Our focus on delivering programs and courses to students overseas has been to establish partnerships with overseas education institutions where we set up GLN Centers with video-conferencing technology. Sprott-Shaw, KGIC and CIBT then deliver their programs to overseas students at the remote GLN Centers from our studios located in Vancouver and Beijing, which streamlines our course offerings, generates economies of scale by reducing our overhead costs and we believe provides us with a competitive advantage by allowing us to offer a western style education, which is in high demand, to students in their home countries at a comparatively lower cost than establishing physical centers and hiring North American and European instructors to teach overseas. For our year ended August 31, 2012, we continued to teach numerous classes using the GLN Centers in China and our teaching studios in Vancouver and Beijing. Our management expects to further utilize the network to offer additional programs during the current fiscal year. However, if students from new programs do not accept this new method of education, or technological advances become too costly to implement within our existing infrastructure, we may be forced to deviate from or change our business model and revenues generated from our education business may be adversely impacted. Additionally, the GLN Center platform may impact our ability to encourage students to transfer to the Canadian campuses of our subsidiaries. Encouraging such conversion is one of our business objectives. This may result in a missed opportunity to derive greater tuition revenues through such conversions, thereby having an adverse impact on our business.

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

Widespread use of the Internet, video-conferencing and other technologies for educational delivery purposes is a relatively recent development. The market for live courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. A portion of our revenues is derived from offering online courses and services. As such, we must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in the online education industry. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks. We may be unable to adapt to new or changing technologies, effectively integrate such new or changing technologies into our existing infrastructure, or fail to adapt to changes in the online video conferencing education market on a timely and cost-effective basis. We began offering online video conferencing courses in September 2008 through a GLN teaching studio located in Beijing, China and since that time we have expanded our teaching facilities with a GLN teaching studio built in Vancouver, Canada in March 2011 that we have been offering online conference courses from since its completion. However, if improvements to our online video conferencing offerings and technologies are not implemented on an ongoing basis, there are systems interruptions or our technologies and video conferencing offerings are not aligned with student expectations or preferences, our enrollment levels may be negatively affected, which may have an adverse impact on our profitability.

We will need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back our proposed plans or discontinue our expansion.

We estimate that we will require approximately $1,000,000 in order to carry out our expansion plan for fiscal 2013.  This may require additional financing. We had cash and cash equivalents of approximately $7,964,476 and a working capital deficit of approximately $6,713,511 as at August 31, 2012. Sprott-Shaw also has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%. As at August 31, 2012, the demand operating credit facility was not utilized. We plan to obtain the necessary additional funds from Sprott-Shaw’s unused credit facility, the sale of our securities or loans, if required.  However, there can be no assurance that we will obtain the financing required, or at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  Expending our cash resources on expansions could also negatively impact our current operations by reducing the amount of funds available to cover additional expenses that may arise in the future or offset losses should we suffer a decrease in revenues.

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

The expansion of our business through acquisitions, joint ventures, and other strategic transactions creates risks that may reduce the benefits we anticipate receiving from these strategic transactions.

We intend to enter into acquisitions, joint ventures and other strategic transactions, directly or through our subsidiaries CIBT, Sprott-Shaw or the KGIC Colleges, as vehicles to acquire new campuses or schools to expand our education business in Canada, China and other countries.  We are always seeking out new business acquisitions, partnership opportunities and joint ventures to expand our operations.  Our management is unable to predict whether or when any other future strategic transactions will occur, including identifying suitable acquisition targets, partnership opportunities or joint venture partners, or the likelihood of any particular transaction being completed on terms and conditions that are favorable to us.

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

The operations of any businesses acquired by us in the future are subject to their own risks, which we may not be able to manage successfully.

Our plan is to continue to expand our business through acquisitions that our management believes will complement and enhance our existing business, by acquiring businesses or assets that our management determines to be suitable, and as our resources allow. The financial results of any businesses acquired by us in the future may be subject to many of the same factors that affect our financial condition and results of operations, including the seasonal nature of the education business, exposure to currency exchange rate fluctuations, the competitive nature of the market or markets in which the acquired business operates, fluctuating levels of enrollment and regulatory, legislative and judicial developments.  The financial results of any businesses acquired in the future could be materially adversely affected as a result of any of these or other related factors, which we may not be able to manage successfully, and which could have a material adverse effect on our results of operations and financial condition on a consolidated basis.

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

●
recruiting, training and retaining additional qualified instructors and management personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets; and

●	continuing to market the CIBT and Sprott-Shaw brands to recruit new students for existing and future learning centers.

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

Sprott-Shaw’s students in Canada are highly dependent on government-funded financial aid programs. Students apply for student loans on an annual basis. If there are changes to financial aid program regulations that restrict student eligibility or reduce funding levels for student loans, our enrollment and/or collection of student billings may suffer, causing revenues to decline. As a result, we are indirectly dependent upon and affected by government-funded financial aid programs that may be available to our students. The student loan lending criteria within British Columbia, Canada has become more stringent over the twelve months ended August 31, 2012. Sprott-Shaw has taken measures to reduce campus locations in remote areas, where campuses were unprofitable and were burdened with high levels of student loans, thereby reducing student enrollment counts. Additional stringency in student loan criteria in the future could reduce our enrollment counts further.

Students also receive a tax deduction for all or a portion of the amount of tuition paid by the student in a particular tax year, and an amount for textbooks (called an education tax credit) that is based on whether the student attended on a “full-time” or “part-time” basis, as set out in applicable Canadian and provincial income tax laws. The availability of these tax credits may impact the financial ability of our students to enroll in our programs and if such tax credits were to be eliminated or reduced, our enrollment levels may decline further, which could result in a decrease in our revenues.

If our campuses and education facilities in Canada are not certified as eligible educational institutions in accordance with the requirements of applicable student loan regulations at the federal and provincial levels, our students will not be eligible for student loans if they enroll in our programs and we could suffer from reduced enrollment levels, which would have a material adverse affect on our revenues.

As of August 31, 2012, approximately 43% of Sprott-Shaw’s students received a form of government student financial assistance.  Private educational institutions must be certified on a campus by campus basis in order for their students to be eligible to apply for student loan and student grant funding. Certifications are valid for a period of up to five years, subject to review by the granting authority. There are also a number of administrative requirements that must be complied with in order to maintain an existing certification. Sprott-Shaw employs a manager of Student Services and two other staff members whose responsibilities include the oversight of each campus’ compliance program with the administrative requirements to maintain their student loan accreditations.  In addition, Sprott-Shaw’s head office and StudentAid BC each conducts semi-annual audits to verify that the campuses are in compliance. However, there can be no assurance that our campuses will maintain their existing certifications and that any new campuses will be certified in the future. See “Operating and Financial Review and Prospects – Uncertainties of Government Policies” for more information on the certification process.

Our subsidiary, KGIC is required to submit audited financial statements related to programs being offered in Ontario to the Ministry of Training, Colleges and Universities (“MTCU”) for purposes of being granted MCTU accreditation. Traditionally the financial statements for KGIC have been consolidated across Canada. We submitted a proposal to submit standalone audited financial statements for programs in Ontario related to the MTCU accreditation only, and while the proposal is being reviewed, MTCU is allowing KGIC to retain its accreditation. For fiscal 2013, we will prepare standalone financial statements in accordance with MTCU requirements.

There is no guarantee that our currently certified facilities, such as the Sprott Shaw’s and KGIC’s facilities in British Columbia and Ontario, will continue to be certified in the future. Any loss of certification would be on a campus by campus basis, rather than on an entity-wide basis, which would reduce the impact on our operating results.  Additionally, the requirements to obtain certification or maintain an existing certification may change, making it more difficult to become certified, limiting the number of certifications granted or increasing the number of administrative requirements to maintain an existing certification. If we were to lose certifications for a number of our campuses, our enrollment levels would in all likelihood decrease, which would negatively impact our financial condition, results of operations and the value of your investment in us.

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

Our business is seasonal in nature. Sprott-Shaw and CIBT receive a large portion of their cash flows at the beginning of each new school year in September and cash flows increase again in the summer when KGIC generates revenue with its summer courses, which typically have high levels of enrollment.  KGIC’s cash flows are received primarily in June due to the increase in student enrollments in its summer camp programs. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually. Changes in our total student population may influence our quarterly results of operations.  Our student population varies as a result of new student enrollments, graduations and student attrition.

Our institutes’ academic schedule generally does not affect our costs and our costs do not fluctuate significantly on a quarterly basis.  Fluctuations in quarterly results, however, may impact management's ability to accurately project the available cash flows necessary to fund our operations.  We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns.  These patterns may change, however, as a result of new campus openings, new program offerings and increased enrollment of adult students.  Our operating results have fluctuated in the past and may continue to fluctuate widely in the future.

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

We have engaged DDB Worldwide Communications Group Inc., a leading multi-national advertising agency, to provide branding services, launch a new advertising campaign and enhance existing brand recognition for our subsidiary schools. However, we cannot be certain our marketing efforts will continue to be successful.  If we are unable to further enhance our brand recognition and increase awareness of our programs and services, our business, financial condition and results of operations may be adversely affected.

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

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, NYSE MKT LLC, Toronto Stock Exchange and Canadian securities regulators are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.  We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.  These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing changes to our disclosure and governance practices.  We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.  If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.  We also expect that these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These factors could also make it more difficult for us to attract and retain qualified directors to sit on our board of directors (“Board of Directors”), particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We conduct our business activities in various foreign jurisdictions, which exposes us to the risk of foreign investigations, claims and tax reviews.

Our activities involve business relationships with teaching colleges and business associates located in foreign jurisdictions.  In addition, our goals over the next 12 months include expanding our CIBT GLN Centers and entering into licensing arrangements to offer our curriculum in some foreign jurisdictions.  As a result, we could be involved in various foreign investigations, claims and tax reviews that arise in the course of our business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may not be resolved in our favor.  Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes.  Matters of taxation, as well as other areas, are subject to review and investigation by governmental authorities who are often enabled by law to impose severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our results of operation and financial condition.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F.  In addition, our independent registered public accounting firm may in the future have to attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting if we qualify as an “accelerated filer” or “large accelerated filer”, as such terms are defined in the Exchange Act and the general rules and regulations thereunder. Our management has in the past and may in the future conclude that our internal control over financial reporting is not effective.  In the process of documenting and improving our controls over financial reporting, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting, including ineffective control over the financial reporting of subsidiaries; insufficient numbers of accounting and finance staff to service our business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of our consolidated financial statements. We are currently in the process of rectifying these deficiencies by engaging a technically skilled consultant to design effective internal control processes and procedures for our company, and by hiring and training additional staff with appropriate knowledge and skills to effectively work in the accounting and finance departments. In addition, other internal control issues may be discovered in the future which we may not be able to fully rectify.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion if required in the future.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our common shares.

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

A portion of our Canadian business is generated through overseas recruitment activities which require students to apply for student visas, and this exposes us to the risk of visa and immigration policy changes.

We have greatly increased our overseas recruitment activity and plan to continue to increase international recruitment activity as a focus in the next year.  International student recruitment is subject to uncertainty regarding the student’s application for a student visa.  Should the government decrease the number of student visas it offers within foreign countries in which the Company actively recruits, it could have a material adverse effect on the Company’s results of operation and financial condition.

Risks Related to Doing Business in China

We are exposed to currency exchange risk which could cause our reported earnings or losses to fluctuate.

The value of the renminbi (“RMB”) against the Canadian dollar fluctuates and is affected by, among other things, changes in political and economic conditions in China as well as the global economy.  On July 21, 2005, the Chinese government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar.  Under the new policy, the RMB is permitted to fluctuate within a narrow and managed zone against a group of foreign currencies.  This change in policy has resulted in an appreciation of the RMB against the Canadian dollar during the year ended August 31, 2012.  It is possible that the Chinese government could adopt a more flexible currency policy, which could increase the volatility of the exchange rate between the RMB and the U.S. dollar.  We can offer no assurance that the RMB will be stable against the U.S. dollar or any other foreign currency.

Our functional and reporting currency is the Canadian dollar.  However, a portion of our assets, liabilities, revenues and expenses are denominated in RMB.  As our Chinese business grows, a greater portion of our revenues and costs are expected to be denominated in RMB.  As a result, we are exposed to currency exchange risk on any assets, liabilities, revenues and expenses denominated in currencies other than the Canadian dollar, including the RMB.  To the extent the Canadian dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions results in reduced revenue, operating expenses and net income or loss for our international operations.  Similarly, to the extent that the Canadian dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income or loss for our international operations.  We do not currently engage in currency hedging transactions to offset fluctuating currency exchange rates.

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

A portion of our revenues and operating expenses are denominated in RMB.  Restrictions on currency exchange imposed by the Chinese government may limit our ability to utilize revenues generated in RMB to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.  Under current Chinese regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our Chinese subsidiary may also retain foreign exchange in their respective current account bank accounts.

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

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company”, also known as “Circular 78.”  It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options.  For any plans which are so covered and are adopted by a non-Chinese listed company, such as our company, after April 6, 2007, Circular 78 requires all participants who are Chinese citizens to register with and obtain approvals from SAFE prior to their participation in the plan.  In addition, Circular 78 also requires Chinese citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007.  We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming.

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

The following permits and licenses we previously obtained have expired: our joint programs between CIBT and Western International University (“WIU”) expired on April 1, 2008; between CIBT and ITT Educational Service expired on August 31, 2007; and between CIBT and Beijing University of Technology (“BJUT”) expired on August 31, 2011.  Our Boeing MBA program in cooperation with City University expired on June 1, 2007.  Also our regular MBA program in cooperation with City University was terminated in October 2010.

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

The education sector, in which most of our business is conducted, is subject to extensive regulation in China. Our ability to conduct business is highly dependent on our compliance with the regulatory framework in China.

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

According to the regulations on “Chinese-foreign Cooperation in Running a School” and the “Rules on Administration of Private Non-enterprise Unit Registration”, a Chinese-foreign cooperative joint venture school without legal person status requires approval from the Ministry of Education (“MOE”), a central state government authority in charge of foreign cooperation, or a certificate of Chinese-foreign cooperation in running a school from the provincial government. Our subsidiary schools operating in China have obtained all necessary approvals. However, there can be no assurance that such approvals will be obtained in the future. The inability of our subsidiary schools to obtain approvals in the future could have a material adverse effect on the operations of CIBT.

Chinese economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the prospects of the education market, which in turn could adversely affect our business.

A portion of our operations are conducted in China, and a significant amount of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to economic, political and legal developments in China.

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

Through our subsidiaries, we conduct a portion of our business in China. China currently has a number of laws related to various taxes imposed by both national and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others.  In contrast to more developed market economies, laws related to these taxes have not been in force for a significant period, and interpretive regulations are often unclear or nonexistent. Often, there are differing opinions regarding legal interpretation, both among and within government ministries and organizations, resulting in uncertainties and areas of conflict.  Matters of taxation, customs and currency control, as well as other areas, are subject to review and investigation by a number of governmental authorities, who are enabled by law to impose extremely severe fines and penalties.  Any regulatory uncertainty in taxation or other areas could negatively affect us through increased operating costs, which could have a material adverse effect on our business, results of operations and financial condition.

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

We expect to increase our operations within the education industry in China through our GLN Center platform.  As such, our results of operations, financial condition and prospects will be affected, on an increasingly significant basis, by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The economy of China is a planned economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant impact on the country’s economic conditions. The Chinese government has confirmed that economic development will follow a model of a market economy under a socialist regime.  We believe that in the future, the Chinese government will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces.

However, a change in economic and political policies may adversely affect our business, prospects and financial condition, to a material extent. For example, on November 8, 2012, China had a planned change in government officials. Such measures may cause uncertainty as far as future economic policies are concerned. Any future changes in policy could in turn positively or adversely affect our results of operations and financial condition.

Our Chinese business may fail due to loss of our CIBT center facility providers and educational service providers.

We are heavily dependent on facilities and services provided by certain of our third party service providers, which we refer to as “educational service providers”, in China and the U.S. Since June 2007 we have started to establish mini-campuses, or “CIBT GLN Centers” to deliver our programs via video conferencing.  We plan to continue to establish teaching locations in China in 2013, so we will be heavily dependent on facilities provided by certain third party universities or colleges, or “CIBT Center Facility Providers”, to set up our CIBT GLN Centers. There can be no assurance that the cooperation agreements with the educational service providers and CIBT Center Facility Providers will continue on terms acceptable to us or not be revoked by them. Also, our Chinese business is indirectly based on the success of our educational service providers and CIBT Center Facility Providers. If our existing agreements with our current educational service providers and CIBT Center Facility Providers are terminated or we decide not to renew them, we may be unable to enter into similar cooperation agreements with other parties to provide us with campuses, facilities, or services on acceptable terms, or at all, and this may materially and adversely affect our operations. For example, effective since August 31, 2012 our agreement with BJUT was terminated by mutual consent as a result of changes in market demand. The BJUT programs have been replaced with mass market programs, which have higher market demand at present. We continue to look toward mitigating our exposure to this risk through the use of subsidiary locations offering our internally developed educational content. We also continue to evaluate opportunities to expand the physical presence of our business through acquisitions that complement our existing subsidiary schools.

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

The economic downturn has reduced the demand for premium program offerings by students in China. As a result, CIBT’s revenue from its operations in China declined for the year ended August 31, 2012 to $3,098,086, from $4,206,757 for the prior year, and we transitioned out of our premium programs that were offered jointly with BJUT. The ongoing economic downturn may continue to have a material adverse impact on the demand for enrollment in all of our programs, not solely our premium offerings, which could in turn adversely impact our business and profitability. The Chinese economy has recently showed signs of retraction. If the economy of China begins to slow significantly, unemployment levels could increase which may impact the ability of our graduates to secure positions in the workforce, negatively impacting future enrollment levels.

In Canada, the economic downturn has impacted revenues for Sprott-Shaw, which also declined in the year ended August 31, 2012 as a result of, among other factors, reduced levels of enrollment due to the tightening of student loan lending criteria and reduced government training contracts as a result of reduced government spending due to general economic conditions. The economic downturn may continue to impact the demand for the educational programs offered by Sprott-Shaw and KGIC domestically in Canada. KGIC’s revenues increased as economies of scale and synergies were achieved by combining its operations with those of Sprott-Shaw. In addition, IRIX’s business may be negatively impacted as clients seek to reduce the amount spent on marketing and advertising campaigns and pursue fewer modes of advertising. Decreases in revenues generated by any of our subsidiaries due to the economic climate could materially adversely affect our results of operations, financial condition and cash flows.

Our operations are subject to various litigation risks that could increase our expenses, impact our profitability and lower the value of your investment in us.

Although we are not currently involved in any significant litigation, the nature of our operations exposes us to possible future litigation claims. There is a risk that any claim could be decided against us, which could harm our financial condition and results of operations. Similarly, the costs associated with defending against any claim could dramatically increase our expenses, as litigation is often very expensive. Possible litigation matters may include, but are not limited to, disputes stemming from cooperation agreements we or our subsidiaries entered into with other educational institutions, workers’ compensation, insurance coverage, property rights or injuries to students or faculty in our facilities. Should we become involved in any litigation we will be forced to direct our limited resources to settling or defending against or prosecuting the claim(s), which could impact our profitability and lower the value of your investment in us.

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

Our agreement with The American Hotel and Lodging Association Educational Institute (“AHL-EI”) expires in December 2012 and will not be renewed, which could adversely affect our results of operations and financial condition for our China hotel program division.

CIBT was the sole distributor of licenses to use the educational programs created by AHL-EI until December 2012. CIBT distributed licenses to certain entities in China and other countries, including corporate organizations, academic institutions and hotel and education consulting companies. Our distribution license with AHL-EI expired in December 2012. We will continue to use AHL-EI content on a non-exclusive basis through our subsidiary, Sprott-Shaw, who has been delivering ALH-EI content for many years. Because we will continue to use the AHL-EI content, we expect our programs offering such curriculum to continue as planned. However, the non-exclusive nature of the programs could encourage more competition by others offering similar programs. If so, there is a risk that our revenues generated from our tourism management programs may decline, thereby adversely affecting our profitability.

The personal information that we collect may be vulnerable to breach, theft or loss, which could subject us to liability or adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business and reputation.  We collect, use and retain large amounts of personal information regarding our students and their families, including personal and family financial data.  We also collect and maintain personal information of our employees in the ordinary course of business.  Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of privacy of our students or employees.  In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy.  Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require us to implement certain policies and procedures regarding identity theft related to student credit accounts, and could require us to make certain notifications about any data breaches, improper access or use of our data, which could in turn restrict our use of personal information under privacy laws.  A violation of any laws or regulations relating to the collection or use of personal information could result in the imposition of fines against us.  As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.  While we believe we take appropriate precautions and safety measures, there can be no assurances that a breach, loss or theft of any such personal information will not occur.  Any breach, theft or loss of such personal information could have a material adverse effect on our financial condition, reputation and growth prospects and could result in liability under privacy statutes and legal action being taken against us.

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

The issuance of shares upon the exercise of options may result in dilution to the interests of other stockholders.  As of August 31, 2012, there were outstanding options to purchase up to 4,533,000 common shares in our authorized capital at exercise prices ranging from $0.24 to $0.80 per share, with expiry dates ranging from May 3, 2013 to January 6, 2017. A total of 1,460,500 outstanding options had vested and were exercisable as at August 31, 2012. As of August 31, 2012, there were outstanding warrants to purchase up to 2,756,833 common shares in our authorized capital at an exercise price of $0.35 per share, expiring on June 29, 2014 and July 11, 2014, all of which were exercisable as at August 31, 2012. If all outstanding options and warrants were exercised, our issued and outstanding share capital would increase by 7,289,833 common shares, or approximately 10.1% based on 71,949,344 shares of our common shares outstanding as of August 31, 2012. This would result in an immediate dilution to our existing shareholders.  Conversion of the outstanding options and warrants may also depress the price of our common shares, which may cause investors or lenders to reconsider investing in us and thus adversely affect our financing efforts.

The market price for our common shares may be volatile.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other comparable companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the RMB and Canadian dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding common shares, and economic or political conditions in China. In addition, the performance and fluctuation in market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our common shares.  Furthermore, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our common shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

We do not expect to be considered a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our current taxable year ending August 31, 2012.  However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each taxable year as to whether we are a PFIC, which is made after the close of each taxable year.  Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.  The market value of our assets generally will be determined based on the market price of our common shares, which is likely to fluctuate.  In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise.  If we were treated as a PFIC for any taxable year during which a U.S. person held a common share or common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person.  See “Item 10E.Taxation—U.S. Federal Income Tax Consequences – Additional Rules that May Apply to U.S. Holders”.

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

ITEM 4. Information on the Company

We were incorporated on November 17, 1986 under the Business Corporations Act (British Columbia).  Our common shares are listed for trading in the United States on the NYSE MKT LLC and in Canada on the Toronto Stock Exchange, under the symbol “MBA”.  Our common shares were listed for trading in Canada on the TSX Venture Exchange until May 26, 2010, when they were listed for trading on the Toronto Stock Exchange.  Our fiscal year end is August 31st.  We changed our name from Capital Alliance Group Inc. to CIBT Education Group Inc. on November 14, 2007.

Our head office is located at Suite 1200 – 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7.  Our telephone number is 604-871-9909.  Our website is www.cibt.net.  The information contained on this and our other websites is not a part of this annual report.

We are a provider of educational services including business management degree programs, career-oriented diploma programs, and language training services to students through our infrastructure located primarily in Canada and China, as well as other countries around the world. We deliver western-style education to students primarily from emerging Asian countries and in Canada, providing our graduates with increased earnings potential working for multinational companies in their home countries or abroad. In addition, we recruit international students to enroll at our Canadian campuses and other locations around the world and provide them with an enhanced learning experience, western credentials and overseas employment experience.

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

We generate revenues mainly from tuition fees from our education and training business in China and Canada. A small portion of our revenues are generated from service fees of IRIX’s graphic design and advertising business. CIBT generated approximately 7% of our revenue in the 2011 fiscal year and approximately 5% in the 2012 fiscal year. Sprott-Shaw represented approximately 52% of our revenue in the 2011 fiscal year and 50% of revenue in the 2012 fiscal year. KGIC represented approximately 37% of our revenue in the 2011 fiscal year and 41% of our revenue in the 2012 fiscal year. Our strategy is to continue offering our current programs, update and develop new programs, and continue to evaluate cost cutting and consolidation activities. We currently have approximately 5,102 students in 46 locations (inclusive of campuses, CIBT Global Learning Network centers (“GLN Centers”) and licensees). On an annual basis we educated 11,436 students throughout the August 31, 2012 fiscal year. We have obtained all approvals from the Chinese authorities to conduct our education business in China and all approvals/accreditations from Canadian authorities to conduct our education business in Canada. There are a number of risk factors, described in detail under the section “Risk Factors” in this annual report, which may adversely affect our ability to begin and sustain profitable operations.

The following table sets forth certain information relating to our subsidiaries:

Subsidiary	Date of Incorporation	Country of Incorporation	Percentage of Ownership	Principal Business
CIBT	February 9, 1994	British Columbia, Canada	100%	Provider of education and training services primarily in China
Sprott-Shaw	December 7, 2007	British Columbia, Canada	100%
Holding company of Sprott-Shaw Community College, Sprott-Shaw Degree College and Sprott-Shaw International Language College and provider of education and training services primarily in Canada and parts of Asia

KGIC Business College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provider of business education and training services in Canada
KGIC Language College (2010) Corp.	February 22, 2010	British Columbia, Canada	100%	Provider of English language education and training services primarily in Canada
IRIX	October 5, 1994	British Columbia, Canada	51%	Provider of graphic design, marketing and advertising services in Canada, Hong Kong and the U.S.

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

In January 2012, we announced that we entered into a curriculum licensing agreement with the Canadian Institute of Education to establish a GLN Center for CIE to offer Sprott-Shaw’s business and healthcare programs and KGIC’s English language programs to CIE’s students in the northern provinces of Iraq. The Canadian Institute of Education has also agreed to recruit students in Iraq for Sprott-Shaw and KGIC. Students will complete a portion of their studies in Iraq and then transfer to Sprott-Shaw or KGIC’s campuses to further their education and obtain work experience in Canada before returning to Iraq.

In February 2012, we announced an agreement with Beijing Language and Culture University to establish a GLN Center within the university’s Beijing campus. The GLN Center will deliver AHL-EI hospitality programs and KGIC language programs. The agreement also provides for students to transfer to KGIC and Sprott-Shaw for further studies.

In April 2012, we announced that CIBT signed an agreement with Whampoa University of Beijing to establish a GLN Center at its Beijing campus. The GLN Center will deliver AHL-EI hospitality programs and first aid, crisis management, and emergency response training programs.

In May 2012, we announced a program to repurchase our shares using the facilities of the Toronto Stock Exchange. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for further details.

In July 2012, we announced that the GLN platform had been enhanced to include the GLN desktop, which connects students around the world. The GLN desktop allows students to take courses remotely by connecting to teaching studios from their mobile devices and personal computers. The technology uses lower bandwidth, and therefore we believe it will allow us to expand our GLN Center platform to enter more emerging countries and remote regions in the future.

On January 9, 2013, we announced our entry into a non-binding letter agreement to acquire a 95% majority interest in the common shares of Linkman International Language Institute (“Linkman”). The proposed acquisition, if completed, will represent less than 1% of revenues generated for the year ended August 31, 2012, but will enhance our existing business plan for our operations in China. Completion of the acquisition is subject to our satisfactory due diligence review of Linkman, entry into a definitive share purchase agreement, the receipt of all necessary approvals and the satisfaction of all conditions. Linkman is a language training institution in China specializing in English language training for elementary and middle school students, and operates two campuses in the cities of Hangzhou and Xiaoshan, in Zhejiang Province.  The company also offers high school and adult English training programs.

Over the next twelve months, our plans are to:

●
further integrate the assets and personnel of KGIC into our operations, especially KGIC’s network of international recruiting offices and agents in order to continue to grow Sprott-Shaw’s international student population;

●
evaluate and, if desirable, complete the acquisition of Linkman that was previously announced on January 9, 2013, integrate the business and assets acquired into our existing operations, and consider the potential acquisition of other assets or businesses that will support our current operations;

●	continue to consolidate and streamline the operations of CIBT, Sprott-Shaw and KGIC, which will include termination of redundant staff and resources among subsidiary schools;

●	continue building a network of new CIBT GLN Centers in additional Asian cities, and further develop our current program offerings, campuses and CIBT GLN Center locations;

●	increase revenues by increasing student enrollments at our campuses and CIBT GLN Center locations;

●	expand the presence of Sprott-Shaw and KGIC in Asia through our CIBT GLN Centers;

●	enhance our product offerings by increasing our focus on the college preparation market and high school preparation market;

●
increase the conversion rates of English language students at KGIC (and all of our other schools) who subsequently enroll in longer certificate or degree-granting programs at Sprott-Shaw and other schools within our system;

●
continue to develop closer marketing and cross-selling relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaw’s Canadian campuses to study;

●	maintain strong relationships with our CIBT GLN Center and campus location facility and educational service providers, as well as with the Chinese authorities; and

●	continue to promote our businesses and brands.

Over the twelve months ending August 31, 2013, we estimate our expansion expenses will be approximately $1,000,000, including the acquisition of Linkman. As of August 31, 2012, we had $17,443,635 in deferred educational revenue and $7,964,476 in cash and cash equivalents on hand. We have sufficient cash and cash equivalents on hand to cover our current business commitments, but we may need additional capital to fully carry out our proposed expansion plan, and we may not be able to further implement our business strategy unless sufficient funds are raised, which could cause us to scale back or discontinue any expansion plans.

Capital Expenditures

Our capital expenditures in aggregate for the past two fiscal years beginning September 1, 2010 were $5,430,094, excluding acquisitions, and related primarily to the purchase of property and equipment and leasehold improvements.  In addition, capital expenditures currently in progress relate to the same activities.  In fiscal 2012, we expended a total of $1,618,793 to purchase property and equipment.

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

For a breakdown of our physical locations as at August 31, 2012, please see Table 1 below.

Table 1:

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
	Full scale teaching facility	Small scale teaching facilities	Programs offered at other academic institutions.	International marketing and recruiting offices	Headquarters and administrative offices
CIBT	1	4	25	0	3	33
Sprott-Shaw	13	3	1	0	1	18
KGIC Colleges	8	1	0	5	0	14
TOTAL	22	8	26	5	4	65

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

In fiscal 2012, we added new program offerings for Children English and Hotel English, as well as preparatory programs to facilitate recruitment of students into North America. We discontinued a number of program offerings, including programs offered with BJUT and Automotive programs offered using the Wyotech curriculum.

During the year ended August 31, 2012, approximately 97% of our revenues were generated by our education programs and training services business through CIBT, Sprott-Shaw and the KGIC Colleges, with 5% earned by CIBT through its operations in China, 50% earned by Sprott-Shaw through its operations in Canada and abroad, and 41% earned by the KGIC Colleges through their operations in Canada and abroad.  The remaining 3% of our revenues was derived from our multimedia services and advertising business, IRIX.

CIBT (China)

Through our subsidiary, CIBT, we have been active in the Chinese market since 1995, and we believe that we are one of the oldest Sino-foreign educational services companies operating in China today.  We had a relatively long history of offering high-quality MBA programs, and are now diversifying into the mass market in China with additional career-oriented programs in business, hotel and tourism management, information technologies, automotive training, and English and other studies that we are importing from our subsidiaries in Canada, and through various curriculum licensing agreements from third parties.  Within China, we develop new campuses through a three-step process.  The first step is to enter into a collaborative agreement with an established post-secondary school or educational provider whereby we offer selected courses that are demand driven by the local market.  The second step is to develop a CIBT center, which averages approximately 2,000 to 5,000 square feet of classroom space, through which we offer a more comprehensive course offering, using both on the ground instructors as well as sophisticated video conferencing technology.  The third step is to develop a full-scale campus such as our three campuses in Beijing and two campuses in Weifang, China.  We believe that our three step collaborative partnering process reduces business risk and provides us with a better assessment of each market, and that our partnering strategy reduces capital costs for new campus expansions, provides us access to a large pool of existing students, and establishes relationships with domestic partners (including state-owned universities) that allow us to operate more effectively under China’s regulatory environment.

We also provide recruitment services to Chinese students wishing to enroll in top tier universities and high schools in North America.  In doing so, we offer preparatory programs to assist recruited student with their English language proficiency.

Sprott-Shaw

Sprott-Shaw is one of the oldest and largest career colleges in Canada, with an operating history spanning 107 years. We acquired Sprott-Shaw in December 2007. Sprott-Shaw provides a wide range of educational programs, including vocational training (primary diploma and certificate programs) in business, information technology, allied health, early childhood education, hotel and tourism, skilled trades, practical nursing, resident care attendant and international studies to both high school graduates and working adults in Canada.  Sprott-Shaw is the largest trainer of practical nurses in Canada.

Sprott-Shaw is one of only a few for-profit colleges in Canada that is accredited to offer bachelor degrees by the Ministry of Education in British Columbia, Canada.  We provide four-year bachelor degree programs in business to Canadian and international students through Sprott-Shaw Degree College in Canada.  In addition, CIBT is now using this unique capability to attract additional students from China and other countries to study business programs at Sprott-Shaw’s facilities in Canada. Sprott-Shaw’s degree granting authority has proven to be a distinct competitive advantage for us in attracting students from China and other countries.

Sprott-Shaw currently operates a combined total of 18 locations, including 13 campuses, 3 centers, 1 joint program school and 1 corporate office, in Canada. Sprott-Shaw provides education services through its own leased locations, as well as through collaborative agreements and arrangements with a number of other organizations and institutions in the Philippines, Jamaica, Vietnam and Korea.

KGIC Colleges

KGIC is an English language college with campus locations throughout Canada and overseas recruitment agents across the globe. We acquired KGIC on March 15, 2010. KGIC is one of the largest private English language training schools and business colleges in Canada, with eight campuses in British Columbia, Ontario and Nova Scotia, Canada and five international recruiting offices in China, Japan, Korea, Taiwan, and Spain. These international recruiting offices conduct market research for strategic planning purposes, develop and support their respective networks of independent recruiting agents in order to obtain student enrollments, recruit directly for students, and also facilitate the implementation of joint programs with other institutions.

KGIC provides a range of education programs and training courses in the areas of business management, office management, and career training. It also provides a wide array of English language training courses including ESL, TESOL, power speaking and modern media, interpreting and translation, and various forms of English language test preparation, among others. For fiscal 2012, 65% of KGIC’s revenues were derived from English-related courses generally lasting four to twelve weeks, and 35% were from business and other programs generally lasting one year or less.

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

In fiscal 2012, we focused on streamlining our Canadian operations by combining certain job functions, teaching facilities, information technology departments, and program delivery processes, which has generated significant synergies for our business. In addition, we are utilizing KGIC’s well-established network of international recruiting offices to increase enrollments across our entire system of schools in the future.

Some of KGIC’s shorter-term English program students have converted into some of the longer-term programs offered by Sprott-Shaw (including Sprott-Shaw’s four-year bachelor degree program in business administration and one year diploma programs) thereby increasing their overall tenure within our system, and generating enhanced revenues and cash flow for our entire company. Since the completion of the acquisition, a number of KGIC English language students have already enrolled in Sprott-Shaw’s diploma and degree programs.

License Agreements

CIBT was the exclusive licensee (with the ability to sublicense) for the proprietary hotel curriculum of AHL-EI, for China. The license with AHL-EI expired in December 2012. CIBT plans to continue to offer programs based on the AHL-EI curriculum through its Sprott-Shaw subsidiary on a non-exclusive basis as well as other curriculum internally developed by Sprott-Shaw and KGIC, and to engage in recruitment activities for its Canadian campuses and other North American partner schools for a fee.

We are also the exclusive licensee in China for the Wyotech automotive technician curriculum which we license from Corinthian Colleges (NASDAQ: COCO) of the United States. This license expires in October 2015. In preparation for the Wyotech license expiration in 2015, we are now evaluating future opportunities to deliver this program with location-specific content, and we plan to phase out the Wyotech program as the expiry date draws closer.

Additional Educational Programs and International Network

Since there is a disparity between the English standards required by foreign education institutions and that of students in China, we offer international university preparatory programs that consist of six to nine months of English training as well as freshman course work to ease their way into the respective participating university as well as junior and high school preparation programs that consist of English training specifically tailored to subjects taught in junior or high schools in North America. For a full listing of these programs, please see “- Our Operations - Education Service Provider Locations”.

We also have a global network of over 4,000 student recruiting agents in 42 countries. This student recruiting agent network expands our outreach for a greater inflow of international students.  Our five overseas recruitment offices engage in the recruitment of, and provide student services for, incoming international students.  The infrastructure and student recruiting agent connections created took years to establish, and we believe that it will, therefore, give us an edge when competing on the global market.

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

The reason for this difference in reporting mechanisms is that CIBT generally offers programs in excess of one year in length. As a result, it is relatively simple to understand enrollment trends by taking a snapshot of the number of students taking classes at any given time, so total student population numbers are more meaningful for CIBT. However, KGIC offers mostly short term programs (in the range of four to twelve weeks), and Sprott-Shaw offers mostly diploma courses lasting less than one year. Due to the shorter-term nature of enrollment periods for students at KGIC and Sprott-Shaw, and the resulting fluctuations in enrollment numbers at any given point in time due to seasonality and other factors, we believe that the number of annual student starts (or annual throughput) is the most meaningful measure of enrollment trends for these schools, and we generally report enrollment figures for KGIC and Sprott-Shaw on this basis. For more information on enrollment numbers and trends, please see “- Our Operations - Student Enrollments”.

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

Our Campuses, Centers, Locations and Programs

CIBT

CIBT provides education programs and services in China through the facilities listed below.

Subsidiary Name	Campuses	GLN Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
CIBT	1	4	25	0	3	33

CIBT Campuses

CIBT operates one campus in China at CIBT Beihai International College, which is run through a facility rental/revenue sharing agreement.  We do not own the campus.

Campus	Location
CIBT Beihai International College	Weifang, Shandong province, China

CIBT GLN Centers

Our CIBT GLN Center platform was launched in September 2008 as a video-conference based learning platform and education distribution network that has provided CIBT and its Asia-based academic partners with the ability to distribute Western education programs globally from a centralized location by utilizing real-time video conferencing technology. Our courses are taught from our teaching studios located in Beijing, China (opened in September 2008) and Vancouver, Canada (opened in March 2011). The infrastructure has facilitated the creation of a live, interactive learning environment and allowed us to increase our enrollment capacity by leveraging our existing resources.

We provide our programs and services in China at our CIBT GLN Centers which are organized within an established local university or college through cooperation agreements between us and the respective university or college.  The cooperating university or college leases its facilities to us, while we renovate classrooms and provide video conferencing equipment.  Each of these CIBT GLN Centers are equipped with video conferencing equipment to enhance the learning experience of students by connecting North American and European instructors with Chinese students in a live and real time video conference environment.  Using video conferencing technology, we plan to centralize our programs at our Vancouver and Beijing studios, and reduce the need for instructors to travel abroad to CIBT GLN Center locations.

We currently operate four CIBT GLN Centers in China as described below.

Centers	CIBT GLN Centers	Location
Guangzhou CIBT GLN Center, China	Guangzhou University	Guangzhou, Guangdong Province, China
Jinhua CIBT GLN Center, China	Jinhua Career & Technical College	Jinhua, Zhejiang Province, China
Zhangzhou, CIBT GLN Center, China	Zhangzhou Normal University	Zhangzhou, Fujian Province, China
Weifang CIBT GLN Center, China	Weifang Technician College	Weifang, Shandong Province, China

CIBT has entered into signed agreements or memorandums of understanding with the following institutions to deliver CIBT programs using its video conferencing GLN at partners’ campuses:

Joint Program Schools	Location
Baotou Normal University	Baotou, Inner Mongolia
Beijing Gucheng Tourism Vocational College	Beijing
Beijing Language and Culture University	Beijing
China International Travel Service	Beijing
Chongqing Light Industry Polytechnic College	Chongqing
China Central Radio & TV University	Beijing
Grand Skylight Catic Hotel Beijing	Beijing
Guangzhou University, Guangdong Boya	Guangzhou, Guangdong
Guangdong Zhaoqing College	Zhaoqing, Guangdong
Guizhou Puruisiting Hotel Management Company	Guizhou
Guizhou Xingke Hotel Management Company	Guizhou
Hainan College of Business and Economics	Hainan
Hainan Labor Bureau HR Development	Hainan
Hangzhou Xingang Education Training Corporation	Hangzhou, Zhejiang
Zhejiang University	Zhejiang
Hebei Radio & TV University	Hebei
Henan Radio & TV University	Henan
Xiangxi Congwen Education Group	Xiangxi
Ningbo Vocational and Technology College	Ningbo
Nuoshan Investment Consulting Company	Nuoshan
Ordos Vocational High School	Inner Mongolia
Phoenix Hotel Management Company	Guangzhou, Guangdong
Shanghai Huamao Learning Institute	Shanghai
Hebei Normal University	Hebei
Taiyuan Foreign Language Association	Taiyuan, Shanxi
Whampoa University of Beijing	Beijing
Wuhan Chutian Education Consulting Company	Wuhan, Hubei
Yunnan Education Exchange Centre	Yunnan

CIBT Joint Program Schools

We have joint program schools at the 14 locations in China as listed below. The majority of these are related to offering our AHL-EI hotel and tourism programs.

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

CIBT Job Placement Center

Our full scale job placement center, named the Global Career Center, in Manila, Philippines was established in 2010 to seek out potential employers for our students. We employ operators at the Global Career Center to contact local companies to generate job postings for our students, then we recommend a list of our graduates that fit the profile of the job posting. Over the last fiscal year, the Global Career Center placed 495 graduates into industry jobs and had 4,650 job postings listed for our graduates. The Global Career Center is currently servicing students studying at Sprott-Shaw and CIBT. We plan to extend its services to a limited number of KGIC’s students in the future.

CIBT Corporate Offices

We operate CIBT through three corporate offices, including our global corporate headquarters office in Vancouver, British Columbia, Canada, and the two branch/regional offices in China listed below.

Offices	Location
Global Corporate Headquarters Office	Vancouver, British Columbia, Canada
Beijing Office	Beijing, China
Weifang Office	Weifang, Shandong Province, China

Sprott-Shaw

Sprott-Shaw provides education programs and services in Canada, the Philippines, Vietnam and Korea through the facilities listed below.

Subsidiary Name	Campuses	Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
Sprott-Shaw	13	3	1	0	1	18

Sprott-Shaw Campuses

Sprott-Shaw provides its education programs and services in Canada at the 13 campuses listed below, as well as one additional shared campus with KGIC, which is also located in Vancouver (Downtown). All of Sprott-Shaw’s campuses are leased.

Campus	Location
Port Coquitlam Head Office	Port Coquitlam, British Columbia, Canada
Abbotsford	Abbotsford, British Columbia, Canada
East Vancouver	East Vancouver, British Columbia, Canada
Kamloops	Kamloops, British Columbia, Canada
Maple Ridge	Maple Ridge, British Columbia, Canada
Nanaimo	Nanaimo, British Columbia, Canada
New Westminster	New Westminster, British Columbia, Canada
Penticton	Penticton, British Columbia, Canada
Prince George	Prince George, British Columbia, Canada
Surrey	Surrey, British Columbia, Canada
Vancouver (Downtown)	Vancouver, British Columbia, Canada
Vernon	Vernon, British Columbia, Canada
Victoria	Victoria, British Columbia, Canada

Sprott-Shaw’s campuses in Chilliwack and Duncan were closed in November 2012, the campus in Vernon will be shut down in February 2013, the campus in Maple Ridge will be shut down in May 2013, and the campus in Prince George will be shut down in January 2014, as they were unprofitable and lost their student loan designations. Closing these locations will also Sprott-Shaw to consolidate its operations and resources.

Sprott-Shaw Centers

Sprott-Shaw provides a number of its programs through Sprott-Shaw centers located  in the Philippines. As the number of our schools grows on a corporate-wide basis, it is our intention to provide Sprott-Shaw’s vocational (and potentially degree-granting) programs through collaborative alliances in many countries in Asia and potentially around the world. Currently we provide courses through three centers in the Philippines.

Centers	Facility Provider	Location
Quezon SSCC Center, Philippines	Far Eastern University	Quezon, Philippines
Manila SSCC Center, Philippines	Far Eastern University	Manila, Philippines
Silang SSCC Center, Philippines	Far Eastern University	Silang, Philippines

Sprott-Shaw Joint Program Schools

Sprott-Shaw is operating one joint program school in Jordan and has one additional joint program school in Vietnam in development. Joint program schools use Sprott-Shaw’s western curriculum to teach courses in their home country and provide Sprott-Shaw with a licensing fee.

Joint Program Schools	Location	Status
Sprott-Shaw Jordan Joint Program	Amman, Jordan	Operating
Sprott-Shaw Vietnam Joint Program	Hanoi, Vietnam	In Development

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

KGIC Colleges

KGIC provides education programs and services in Canada through the facilities listed below.

Subsidiary Name	Campuses	CIBT Centers	Joint Program Schools	International Recruiting Offices	Corporate Offices	Total
KGIC Colleges	8	1	0	5	0	14

KGIC Campuses

KGIC provides its education programs and services in Canada at the 8 campuses listed below, one of which is shared with Sprott-Shaw located in Vancouver (Downtown), and all of which are leased.

Campus	Size (Square Feet)	Location
KGIC Vancouver Campus	22,295	Vancouver, British Columbia, Canada
KGIC Vancouver Business College Campus	14,071	Vancouver, British Columbia, Canada
KGIC & KGI Business College Victoria Campus	10,961	Victoria, British Columbia, Canada
KGIC Surrey Campus	9,152	Surrey, British Columbia, Canada
KGIC Toronto ESL Campus	12,435	Toronto, Ontario, Canada
KGIC Toronto Business Campus	8,610	Toronto, Ontario, Canada
KGIC & KGIBC Overflow Melville Campus	4,665	Vancouver, British Columbia, Canada
KGIC Halifax Campus	5,007	Halifax, Nova Scotia, Canada

KGIC Centers

KGIC plans to provide some of its programs through KGIC centers located primarily in foreign countries. Currently KGIC provides courses through one KGIC center located in the United States:

KGIC Center	Size (Square Feet)	Location
Northern State University – KGIC Center	1,200	Tahlequah, Oklahoma, United States

KGIC Joint Program Schools

KGIC is primarily a stand-alone English language training school, and secondarily a stand-alone business and hotel and tourism college. As a result, it has no joint program schools.

KGIC International Recruiting Offices

KGIC operates international recruiting offices, all of which are located in leased facilities, in the five countries listed below. Personnel in these international recruiting offices manage networks of international agents providing students for KGIC, and also recruit students directly for KGIC. They also assist in doing market research and evaluating the potential of establishing joint programs within their respective countries of operations. We share this network of international recruiting offices and international agents with CIBT and Sprott-Shaw, and we organize joint marketing efforts overseas to make full use of available resources. Continuing efforts to jointly market all subsidiary school programs could have a significant effect on future enrollments into our entire consolidated group of companies.

Recruiting Office	Location
KGIC International Office China	Beijing, China
KGIC International Office Japan	Tokyo, Japan
KGIC International Office Korea	Seoul, Korea
KGIC International Office Taiwan	Taipei, Taiwan
KGIC International Office Spain	Valencia, Spain

Educational Service Provider Locations

In addition to the Sprott-Shaw and KGIC campuses that we own in Canada, we generally employ a partnering strategy for our other campuses, centers and joint program schools (and this includes all of our educational locations in China) in order to physically deliver our educational services to our students. Accordingly, we have entered into numerous arrangements with organizations and institutions in China, Canada, Korea, Vietnam, Jamaica, Australia, New Zealand, Switzerland, the Netherlands, the United States, the United Kingdom, Iraq, Jordan and other countries, the terms of which range from offering our own programs and services, to delivering programs prepared by these institutions, to developing programs (and/or joint programs) for these institutions, and allowing student exchanges, through our University College Prep programs, with other educational institutions located around the world.

These educational service provider locations primarily serve as the international component of many of the programs that we offer. Our revenue sharing models differ greatly among these many different programs and locations, and some of them result in no direct payments of tuition at all to CIBT; rather, we enter into  agreements to be paid student referral fees. We believe that this broad international network is a significant competitive advantage for our company, and provides our students with unique multinational educational opportunities offered by us.

While we do not own, lease or directly control many of these sites, it is our intention to continue expanding our network of international educational service provider locations as an accommodation to our students in order to facilitate their international educational desires.

The chart listed below details the full array of our relationships with international educational service providers, as well as the countries in which we have agreements and the programs offered therein.

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Australia	La Trobe University	2+2 Bachelor Degree Program	CIBT
	William Blue College	2+2 Bachelor Degree Program	CIBT
	La Trobe University	University Prep Program	CIBT
	University of New South Wales	University Prep Program	CIBT
	University of Wollongong	University Prep Program	CIBT
	University of South Australia	University Prep Program	CIBT
	Macquarie University	University Prep Program	CIBT
Canada	Thompson Rivers University`	2+2 Bachelor Degree Program	CIBT
	Sprott-Shaw Degree College	2+2 Bachelor Degree Program	CIBT
	York University	University Prep Program	CIBT
	Seneca College, Toronto	University Prep Program	KGIC
	Centennial College, Toronto	University Prep Program	KGIC
	Algonquin College, Ottawa	University Prep Program	KGIC
	Sheridan College, Oakville, Toronto	University Prep Program	KGIC
	University of PEI	University Prep Program	KGIC
	University of New Brunswick	University Prep Program	KGIC
	University of Victoria, BC	University Prep Program	KGIC

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
China	Jinhua Career & Technical College	English Training, Business Program	CIBT
	Zhangzhou Normal University	English Training, Business Program	CIBT
	Weifang Technician College	Automotive Program	CIBT
	Weifang University	English Training, IT Programs, Automotive Training Programs, Corporate and Executive Training, Business Admin, Accounting Program	CIBT
	Kunming Youzi Training Centre	AHL-EI Program	CIBT
	Guizhou China Tourism Corp.	AHL-EI Program	CIBT
	Beijing Hospitality Institute	AHL-EI Program	CIBT
	Chongqing Jinxiuqiancheng Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Sichuan University Suzhou Academy	AHL-EI Program	CIBT
	Changsha Liyou Education Consulting Company Ltd.	AHL-EI Program	CIBT
	Shenyang Bohiu Education Training Center	AHL-EI Program	CIBT
	Sanya Tech Vocational College	AHL-EI Program	CIBT
	Shenzhen Qijian International Hotel Training Institute	AHL-EI Program	CIBT
	Wuhan Jinhe Hotel Management Company Ltd.	AHL-EI Program	CIBT
	Zhengzhou Junyue Culture Media Company Ltd.	AHL-EI Program	CIBT
	Shenzhen Fuyou International Education Investment Company Ltd.	AHL-EI Program	CIBT
	CIBT Beijing School of Business	2+2 Business Program	SSDC
	Canadian-Jordanian Institute	Business Programs	SSDC
Jordan	Help University College	2+2 Bachelor Degree Program	CIBT
Malaysia	Hanze University Cronigen	2+2 Bachelor Degree Program	CIBT
Netherlands	UNITECH Institute of Technology	2+2 Bachelor Degree Program	CIBT
New Zealand	Maridian International Business & Arts College	2+2 Bachelor Degree Program	CIBT
Philippines	Far Eastern University	Allied Health Care, Hotel and Tourism Management	SSDC
	Manuel S. Enverga University Foundation	Allied Health Care, Hotel and Tourism Management	SSDC
	Treston International College	Hotel and Tourism Management, Accounting/information technology, international trade and business	SSDC
	University of Baguio	Hotel and Tourism Management	SSDC
	International Hotel Management School	2+2 Bachelor Degree Program	CIBT

Academic Partners List
Country	Academic Partner	Types of Programs	Subsidiary
Switzerland	The University of Portsmouth	2+2 Bachelor Degree Program	CIBT
United Kingdom	London Hotel School	2+2 Bachelor Degree Program	CIBT
	University of Derby	2+2 Bachelor Degree Program	CIBT
	Lancaster University	University Prep Program	CIBT
	Bangor University	University Prep Program	CIBT
	University of Essex	University Prep Program	CIBT
	Swansea University	University Prep Program	CIBT
	Portsmouth University	University Prep Program	CIBT
	California State University, Sacramento	2+2 Bachelor Degree Program	CIBT
United States	Detroit University Mercy	2+2 Bachelor Degree Program	CIBT
	Johnson and Wales University	2+2 Bachelor Degree Program	CIBT
	Purdue University	University Prep Program	CIBT
	University of California	University Prep Program	CIBT
	Michigan State University	University Prep Program	CIBT
	Detroit University Mercy	University Prep Program	CIBT
	Kansas State University	University Prep Program	CIBT
	Patten University	Pre-Masters Program	CIBT
	Northeastern State University Oklahoma	Pre-Masters Program	CIBT
	Wyotech Institute	Automotive Training Programs	CIBT
	National University, San Diego	University Prep Program	KGIC
	Antioch University	2+2 Business Program	SSDC
	Lawrence Technological University	Pre-EMBA Program	SSDC
	AHL-EI (American Hotel and Lodging Educational Institute)	Hotel and Tourism Management	SSDC

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

CIBT

CIBT offers accreditations and certifications in courses ranging from business to hospitality and tourism management training in China.  It also offers English language programs and prep programs using the curriculum developed by KGIC. Certain information relating to CIBT’s programs in China is set forth below.

Name of Program	Duration of Program	Description
Automotive Technical Training Programs (auto training programs)	From three months to three years
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

Sprott-Shaw

Sprott-Shaw offers accreditations and certifications in courses ranging from business to health sciences, trades and applied technology, international studies and English.  Certain information relating to the programs provided by Sprott-Shaw in Canada, the Philippines and Jamaica is set forth below.

Name of Program	Duration of Program	Description
Business Program – Bachelor of Business Administration	Four years
The Bachelor of Business Administration provides concentrations in the following functional areas of business: Accounting, Finance, Production, Marketing, Industrial Relations, Law and Human Resources Management.  Additional concentrations in Marketing and Human Resources are also available.

Bachelor of Business Administration – Accounting Concentration	Four years	Graduates of a Sprott-Shaw Bachelor of Business Administration – Accounting Concentration program are given transfer credits into the CGA (Certified General Accountant) Program up to Level 4.
Business Program – Diploma	12 to 45 weeks
Programs offered within the Faculty of Business include: Administrative Assistant, Legal Secretary, Medical Office Assistant, Advanced Business Management & E-Commerce, Business Administration, Business Office Concepts, Marketing & Sales Essentials, Payroll Administrator, Professional Business Management, Tourism Hospitality Management and Flight Attendant.

Advanced Diploma in Business Administration (ADBA)	Two Years	Students who would like to complete only the first two years of the BBA program may receive the Advanced Diploma in Business Administration (ADBA)
Health Sciences & Social Development – Diploma	27 to 50 weeks
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

KGIC

KGIC offers the following programs in the areas of language training, career training and publishing, primarily in Canada:

Name of Program	Duration of Program	Description
Advanced Business Management Diploma Program	52 weeks
This program formally integrates a student's academic studies with paid or unpaid work experience at companies in Canada, and is designed for those students who wish to gain practical experience in the field of business during their studies.

Business Management Diploma and Certification Programs	3 to 25 weeks
The Business Management Program offers both experienced professionals and newcomers to business the chance to prepare for a successful career. The global focus and broad selection of module topics provides students with a range of different specialties, thereby allowing them to discover which areas they are best suited to. Programs include field trips and expert industry guest speakers.

Interpreting and Translation – Korean Diploma Program	8 weeks
Interpreting and Translation - Korean (“IT-K”) is designed to provide students with the competitive edge they need to find employment in the international business field. Our translation programs are taught by a team of native Canadian English speakers and qualified Korean multi-lingual instructors, and include a one-on-one counseling component to discuss individual progress and performance.

Business Interpreting and Translation – Korean Diploma Program	4 weeks
Business Interpreting and Translation enables students to use interpreting and translation techniques to discuss common business topics, such as sales and marketing, in order to improve the quality of business communication and correspondence. This program offers extensive lessons in vocabulary, grammar, speaking, reading comprehension and writing. Content is tailored to Korean students to better prepare them for careers in the business world.

English Preparation for Teachers Certificate Program	4 weeks
English Preparation for Teachers is a program with targeted English development for ESL/EFL teachers. This program also serves as a refresher for practicing teachers, and builds classroom management language and corrects common grammatical errors.

Teaching English to Speakers of Other Languages Certificate Program	4 to 8 weeks
TESOL is the original program and the definitive course to learn how to teach English to speakers of other languages. This four week intensive program covers the four mains skills (listening, speaking, reading and writing), as well as the key systems (lexis, phonology and grammar) inherent in language teaching. On completion of this course graduates will have the knowledge and skills to step into the classroom as instructors.

TESOL for Children Diploma Program	4 to 8 weeks
TESOL for Children is a highly practical course that fully prepares its graduates for the challenging job of teaching English to children. This four week intensive program builds on the skills developed in TESOL as all of the TESOL subjects are explored from the perspective of teaching to children. On learning about physical, cognitive and emotional development, students can then apply that knowledge to teaching topics like reading, writing and phonics. The course also covers the effective use of games, songs, chants and drama to motivate children for long term learning. On completion of this course graduates will be ready to instruct children learning English as a second language in a wide variety of situations.

Name of Program	Duration of Program	Description
TESOL for Middle School Diploma Program	4 to 8 weeks
TESOL for Middle School is a demanding, yet practical course that prepares graduates to teach elementary, middle and high school students. This program builds upon the techniques and skills students learn in TESOL. Students prepare and deliver two content-based micro-teaching lessons in the areas of Science and Geography, then complete a final ESL/content-based integrated micro-teaching lesson. This program also features many opportunities for students to learn and practice their English speaking skills, especially the language commonly used in a classroom situation.
This course also prepares students who wish to take the TKT Cambridge Exam, a test focusing on examining primary, secondary and adult learning teaching knowledge for teachers seeking employment in these areas.

TESOL-Adult Diploma Program	4 to 8 weeks
TESOL for Adults is a program that provides comprehensive teacher-training by blending theory and practical skills. This intensive program gives our trainees the opportunity to learn many types of teaching styles and techniques as a method of building confidence to teach English, and to provide students with a greater appreciation of the teaching profession. On completion of this course, graduates will have been guided through a process of becoming knowledgeable and dedicated instructors and meet the rising standards of professional development in the ESL industry.

TESOL-Advanced Diploma Program	4 to 8 weeks
TESOL Advanced is the program required to become a TESL Canada certified teacher, and requires a higher level of English proficiency, reflected by more challenging entrance requirements. The course uses the same curriculum and textbooks as the regular TESOL program, but the assessments are more challenging and the practicum requirement is for a higher number of teaching hours.

TESOL for Test Preparation Diploma Program	4 to 8 weeks
This course covers the methodology and planning that can be applied to teaching any standardized English language exam. Different types of tests and testing questions are examined in the four skills of reading, listening, speaking, and writing. The exam-specific sections of the course focus on two of the most important academic tests in English language proficiency: the TOEFL iBT and IELTS Academic exam. Course participants are required not only to demonstrate their ability to teach exam preparation classes, but also to show they understand the format, testing points, and scoring systems of these two tests.

Power Speaking and Modern Media Diploma & Certification Programs	4 to 8 weeks
The Power Speaking and Modern Media program offers training in public speaking and the media and is designed to improve communication skills while exploring the world of modern media. The program uses current events, popular culture, movies and television to help students express themselves with confidence, ease and accuracy. This program also offers students the chance to develop professional presentation skills.
PMM students are offered the ACTFL OPic speaking test at the end of their program free of charge. KGIC is the only private language school in Canada licensed to administer this test.

International English Language Testing System (“IELTS”) Certificate Program	4 to 12 weeks
IELTS is the world's leading English test, used by organizations, government agencies, universities and colleges through-out the world. This program is designed to assist students in preparing for this test and to improve their overall English skills.

Name of Program	Duration of Program	Description
Test of English as a Foreign Language Certificate Program	4 to 8 weeks
The Test of English as a Foreign Language is designed to assist students to prepare for the TOEFL test and provides exercises in grammar, listening, reading and composition. TOEFL also includes one-on-one after school counseling, and immediate feedback and error correction. In addition, the program includes school placement counseling for students interested in attending university in North America.

First Certificate in English Cambridge (“FCE Cambridge”) Certificate Program	4 to 12 weeks
The program is an intensive test preparation program for the FCE Cambridge, focusing on building exam vocabulary and exam-taking techniques, and incorporating weekly progress testing. The program includes general language classes to build grammar, reading, writing, listening and speaking skills. Students focus on language used in everyday work, study and leisure settings.

Business English Diploma Program	4 to 12 weeks
The program is primarily a communications course targeting all students working in an English-speaking business environment. As a communications course, the program offers tips and recommendations on how to polish writing and speaking skills and focuses on business conversation, business issues and presentation skills.

Intermediate – English Preparation for Post-Secondary Education Certificate Program	4 to 8 weeks
This program trains students in university-specific skills such as speaking, academic reading and writing, listening and  note-taking.  Access to experienced and helpful teachers, informative Pathway Program advisors, and knowledgeable academic counselor are additional benefits of this I-EPE program. This program also offers high level training and preparation for KGIC’s English Preparation for Post-Secondary Education Certificate Program.

English Preparation for Post-Secondary Education Certificate Program	4, 8, or 12 weeks
This program is the official Pathway Program at KGIC. No official test score is needed to gain entry to select colleges and universities affiliated with KGIC. The program introduces students to intensive reading and writing practice including paraphrasing, summarizing and researching, and offers academic preparation covering all areas, including reading, writing, speaking, vocabulary, study skills and note taking. The program also includes a wide variety of college-level curriculum topics in each module. Monthly tests and academic counseling are provided to evaluate student progress, and assistance is provided with selecting and applying to KGIC Pathway colleges and universities in Canada and the United States.

English as a Second Language Program Adults	Weekly intakes
This program is designed to help students improve in all skill areas including grammar, reading, writing, speaking, listening and pronunciation. The flexibility offered by this program allows students to study at a level that directly corresponds to their ability in each skill area.

English as a Second Language Program Children and Juniors	2 months per level
KGIC incorporates Canadian public schools materials into this program by incorporating British Columbia elementary and secondary school books and English as a Second Language guidelines. This approach allows students to develop their English skills for academic purposes, so that the ability to speak, think and express themselves in the classroom all become part of their day-to-day communication abilities.

Global Leaders Summer Camp Surrey	2, 3 or 4 weeks
Students study grammar, reading and writing, listening and communication skills during morning classroom sessions, followed by afternoon participation in social activities, such as sports, media and arts clubs. The course emphasizes developing communication skills in a group setting, as well as on each individual’s presentation skills.

Toronto Summer Fun Toronto	2, 3, or 4 weeks
This program is designed as a summer program targeted at an international student population wishing to study English in Toronto during the day, and participate in organized social activities in the evening, giving students the opportunity to experience Canadian culture and socialize with each other.

Trailblazer Outdoor Adventure	4 weeks
A Trailblazer is a person who is looking for a personal adventure in a leadership role. Trailblazers challenge themselves to step outside their "comfort zone" and learn more about life, the wilderness, Canada, English and their personal abilities. The course is designed so that participants work together in different problem solving scenarios. Each Trailblazer learns to lead the group regardless of his or her age or nationality.

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

We pay our lecturers and instructors based on the number of hours of lectures or instruction they deliver, or on occasion, based on a course fee sharing arrangement primarily for some of our newer courses.

Although our lecturers and instructors participate in the creation and development of the course materials, in almost all cases, we own all copyrights to our courses and course materials pursuant to contracts with our lecturers and instructors.

Student Enrollment Statistics

During the fiscal year ended August 31, 2012, the number of student starts in China was 1,006, and the student population in programs offered by CIBT was 1,301, the number of annual student starts in programs offered by Sprott-Shaw was 3,006 and the number of annual student starts in programs offered by KGIC was 7,364.  A student start is defined as the number of students who registered with the school (and took classes) at any time during the fiscal year.  Student population is defined as the total number of students currently registered (and taking classes) at the school on any specified date.

Our education business in Canada is operated through our subsidiaries, Sprott-Shaw and KGIC, whose operating revenues contribute a significant amount of the Company’s total revenue. The majority of KGIC’s students take English programs range in duration from four to twelve weeks. Once their English program is finished and a new English student is enrolled, that new student will also count as a start, even though the total number of students actually taking classes at any given time (i.e. the total student population) has not increased. As a result, total student starts for a year for KGIC significantly exceeds the total student population at KGIC at any given time due to the relatively large percentage of KGIC students that are enrolled in shorter-term English programs. This is true to some degree for Sprott-Shaw as well, but not to the same extent as at KGIC.

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

Subsidiary Name	Total Annual Student Starts (9/1/2011 – 8/31/2012)	Total Student Populations as at 8/31/2012
CIBT	1,006	1,301
SSDC	3,066	2,355
KGIC	7,364	1,446
Total	11,436	5,102

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

Instructors

Our various schools employ both full time and part time instructors to teach their classes. The number of instructors employed is provided below.

	Full-time instructors	Part-time instructors	Total number of instructors
CIBT	10	3	13
Sprott-Shaw	34	144	178
KGIC	34	95	120
TOTAL	78	242	320

With respect to instructors, KGIC employs the highest percentage of full time instructors (28% versus 19% for Sprott-Shaw). In March 2012, a group of approximately 47 instructors at KGIC signed a collaborative agreement with KGIC. The increase in payroll for these instructors has been set at 2% per year. There are approximately 40 instructors at KGIC that are currently represented by a union.

Total Employees

In addition to instructors, the schools each employ a number of people to provide administration, student counseling, placement, bursar and registrar functions, as well as marketing, admissions and enrollment, financial aid processing and other clerical, administrative, managerial and executive functions. Figures for these additional employees are presented below as at August 31, 2012.

	Total Instructors	Administrative and Other Employees	Total Employees
CIBT	13	35	48
Sprott-Shaw	178	138	316
KGIC	129	71	200
TOTAL	320	244	564

In addition, our head office in Vancouver employs 10 full-time personnel who oversee our operations and carry out strategic planning, corporate communications, marketing, financing, human resources and information technology functions.

IRIX has a total of 16 employees working from our head office in Vancouver as follows:

Function	Number of Employees
Art Director	1
Office Manager	1
Marketing Managers	2
Project Manager	1
Designers	5
Copywriters	2
Web Developer	1
Account Executives	3

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

Internet and Traditional Advertising.  We advertise through our own websites and also on China’s and Canada’s leading portals.  Our five international (KGIC) recruiting offices also advertise on the portals in their respective territories. We utilize a growing number of internet strategies, including the use of internet lead aggregators, search engine optimization, social media, Google AdWords and other internet advertising.  We have been increasing our use of internet advertising over the past two years and we expect our use of this advertising method to continue to grow in the future. We currently also utilize a wide array of traditional media sources including national and regional newspapers, television, and radio. We also utilize bus signage and other transportation media, as well as other outdoor advertising displays.

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

Chinese Government Quota System.  The Chinese government operates a national recruitment system, which matches students to colleges based on the results of yearly nationwide examinations and the preferences of students. Currently, CIBT Beihai International College is part of that system, and in 2012, it received 321 student enrollments directly from the Chinese government quota system. Beihai’s ability to participate in this quota system is a direct result of our strategy to “partner” with existing state-owned universities in the Chinese marketplace. Over time, we believe that we may be able to acquire additional schools in China that may participate in the Chinese government quota system, which may provide an additional new stream of students for us in the future.

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

●
Canadian-based not-for-profit post-secondary education companies that offer university level educational services in Canada. An example is Capilano University, which offers a Bachelors of Business Administration degree to local and international students.

●
Chinese, U.S. or European-based for-profit post-secondary education companies that also offer western-style educational programs in China.  Examples of our competitors include New Oriental Education and Technology Group, China Distance Education Holdings Ltd., China Education Alliance, Inc., and ChinaEdu Corp.

●
For-profit post-secondary education companies offering Chinese language training and professional training programs.  This segment consists of thousands of small training companies operating schools with a few dozen to a few hundred students.  This segment is the most significant competitor to our hotel programs.  Examples of our competition in this segment include Flagship International Hotel Training Institute and Sinporo Training International.

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

Chinese Educational Approvals

The following table describes the approval we obtained for our CIBT Beihai International College campus in China. No government approvals are needed for our CIBT centers.

Campus	Location	Offered Programs in each campus	Approval Authority	Approval Date	Renewal Date
CIBT Beihai International College	Weifang, Shandong province	IT program, Business English program, CET program, Auto training program	Shandong Provincial Government	October 31, 2004	Renewal not required

Our management is satisfied that we have applied for all necessary approvals to carry on our education business in China. While we believe that we have taken all steps necessary to maintain the approvals for our programs in China, there is no assurance that we will be successful in renewing or maintaining these or any other approvals in the future. Failure to renew or maintain CIBT Beihai International College approval may have a material adverse effect on our business, results of operations and financial condition due to reduced enrollment as a result of being unable to offer training at the CIBT Beihai International College campus. See “Item 3. Key Information – Risk Factors – Risks Related to Doing Business in China”.

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

●
MTCU: In Ontario, MTCU is responsible for the administration of laws relating to education and skills training. KGIC has been granted temporary accreditation while it submits audited financial statements specifically related to MTCU programs.

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

The MTCU requires KGIC to submit audited financial statements related to programs being offered in Ontario under the MTCU accreditation. Traditionally the financial statements for KGIC have been consolidated across Canada. We submitted a proposal to submit standalone audited financial statements for programs in Ontario related to the MTCU accreditation only, and while the proposal is being reviewed, MTCU is allowing KGIC to retain its accreditation. For fiscal 2013, we will prepare standalone financial statements in accordance with MTCU requirements.

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

Seasonality

Our business is seasonal in nature due to enrollment patterns and it fluctuates with the school terms of each subsidiary. As a result, we experience spikes in cash flows in September, which is the typical starting date for a student of Sprott-Shaw, and in June, which is the busiest season for KGIC due to the significant increase in students through the summer camp programs. Accordingly, our results in a given quarter may not be indicative of our results in any subsequent quarter or annually.

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

Description	Percentage of Overall Revenues
Graphic Design	60%
Media Booking Agency	34%
Production Services for print, video, film and multimedia	5%
Marketing Consulting Service	1%

Marketing Strategy

IRIX targets small-size businesses that are looking to promote themselves in the marketplace through marketing of a defined image. IRIX focuses its marketing efforts on targeting clients in the following industries:

●	Real estate

●	Banking and Financial Services

●	Retail and Consumer Products

●	Food and Beverage Products

●	Manufacturing

Markets

IRIX conducts its operations in the U.S. (primarily in California), Canada (primarily in Vancouver, British Columbia) and Hong Kong, and services financial institutions (in the U.S.), the real estate sector (in Canada) and goods providers, food and beverage manufacturers and government agencies (in Hong Kong). IRIX presently concentrates on marketing and offering products and services to Vancouver real estate businesses.

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

IRIX’s competitors for the Asian market in Vancouver currently include five to ten firms, including Grapheme/Koo, Cossette Communications Group, Chinese Agency (Canada) Ltd, and Hamasaki Wong.  Other advertising and graphic firms who compete in the real estate market include Traction Creative Communications and Switch United.

Employees

IRIX has a total of 16 employees working in its Vancouver office, including Alvina Leung, a director of IRIX, and Alvin Chu, the President of IRIX, as well as 14 other individuals employed as follows:

Function	Number of Employees
Art Director	1
Office Manager	1
Marketing Managers	2
Project Manager	1
Designers	5
Copywriters	2
Web Developer	1
Account Executives	3

IRIX has no staff members or office premises outside of Vancouver. All clients in Hong Kong and the U.S. are serviced by personnel in the Vancouver office.

Office

IRIX shares a leased office space in Vancouver with us, occupying 1,526 square feet at a cost of approximately $38,151 per year for the first three years, increasing to $39,678 per year for the last two years. IRIX does not own any real property.

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

KGIC currently rents a corporate office at 1400 Robson Street, Suite 201, Vancouver, British Columbia, Canada.  The office is comprised of 22,295 square feet of office space for which it pays rent of approximately $720,000 per year.  The rental agreement expires on April 30, 2016.

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

ITEM 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements as at August 31, 2012 and 2011 and for the years ended August 31, 2012 and 2011 and the notes thereto included in this annual report under Item 18.  Our consolidated financial statements have been prepared in accordance with IFRS and are presented in Canadian dollars. Refer to Note 24 of our audited consolidated financial statements included in this annual report for an explanation concerning first time adoption of IFRS and its impact on our financial statements.

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

The table below sets forth our selected consolidated financial information for the periods indicated.

IFRS

	Year Ended August 31, 2012	Year Ended August 31, 2011
Consolidated Statement of Loss Data	(C$)	(C$)
Revenues	57,968,687	58,575,126
Direct costs	27,152,681	27,604,802
Other expenses	31,407,156	34,806,365
Income (loss) from operations	30,816,006	30,970,324
Other income (expenses)	(104,292)	(6,470,385)
Income (loss) before income taxes	(695,442)	(10,306,426)
Income tax recovery (provision)	(118,446)	843,505
Non-controlling interests	368,656	350,861
Net income (loss)	(813,888)	(9,462,921)
Basic and diluted earnings (loss) per share(1)	(0.01)	(0.14)

Our revenues are defined as revenues net of refunds.  Direct costs are comprised of: (a) partnership costs, teachers’ salaries and other teaching costs, textbook printing costs and sales tax for CIBT; (b) teachers’ salaries, other teaching costs and textbook printing costs for Sprott-Shaw; (c) teachers’ salaries, program development, homestay and dormitory fees, student supplies, textbooks, teaching supplies, and computer supplies/repair for KGIC; (d) agency fees paid to firms for recruiting international students; and (e) media acquisition cost for IRIX.

For the year ended August 31, 2012, we generated revenue of $57,968,687. Sprott-Shaw accounted for $29,109,427 or 50% of revenue, while KGIC accounted for $23,941,211 or 41%, CIBT accounted for $3,098,086 or 5%, and IRIX accounted for $1,819,963 or 3% of revenue.  By industry segment, our education business generated $56,148,724 of our revenue (equivalent to 97%), while our design business generated $1,819,963 (equivalent to 3%).

This compares to revenue of $58,575,126 for the year ended August 31, 2011. Sprott-Shaw accounted for $30,619,935 or 52% of revenue, while CIBT accounted for $4,206,757 or 7%, KGIC accounted for $21,838,554 or 37%, and IRIX accounted for $1,909,880 or 3% of revenue.  By industry segment, our education business generated $56,665,246 of our revenue (equivalent to 97%), while our design business generated $1,909,880 (equivalent to 3%).

We suffered a net loss of $813,888 for fiscal 2012, compared to a net loss of $9,462,921 for fiscal 2011. We recorded a deferred income tax expense of $88,291 and a current income tax expense of $30,155 for the year ended August 31, 2012, compared to a deferred income tax recovery benefits of $843,505 recognized for the year ended August 31, 2011.

We had cash of $7,964,476 as at August 31, 2012, compared to $6,456,568 as of August 31, 2011. Our working capital deficit was $6,713,511, compared to $4,850,613 as at August 31, 2011.

As at August 31, 2012, we held total assets of $44,751,761 and had a deficit of $34,561,006. This compares to total assets of $42,078,575 and a deficit of $33,378,462 as at August 31, 2011.

As of August 31, 2012 and 2011, we had 71,949,344 common shares issued and outstanding. There were also outstanding but unexercised options and warrants to purchase a total of 7,289,833 of our common shares as of August 31, 2012, and 5,621,833 as of August 31, 2011.

In the near future, our plans are to:

●
further integrate the assets and personnel of KGIC into our operations, especially KGIC’s network of international recruiting offices and agents in order to continue to grow Sprott-Shaw’s international student population;

●	consider the potential acquisition of other assets that will support our current operations and integrate any assets acquired into our operations;

●	continue to consolidate and streamline the operations of CIBT, Sprott-Shaw and KGIC, which will include termination of redundant staff and resources among subsidiary schools;

●	continue building a network of new CIBT GLN Centers in additional Asian cities, and further develop our current program offerings, campuses and CIBT GLN Center locations;

●	increase revenues by increasing student enrollments at our campuses and CIBT GLN Center locations;

●	expand the presence of Sprott-Shaw and KGIC in Asia through our CIBT GLN Centers;

●	enhance our product offerings by increasing our focus on the college preparation market and high school preparation market;

●
increase the conversion rates of English language students at KGIC (and all of our other schools) who subsequently enroll in longer certificate or degree-granting programs at Sprott-Shaw and other schools within our system;

●
continue to develop closer marketing and cross-selling relationships between Sprott-Shaw, CIBT and KGIC in order to encourage more Chinese and foreign students to come to Sprott-Shaw’s Canadian campuses to study;

●	maintain strong relationships with our CIBT GLN Center and campus location facility and educational service providers, as well as with the Chinese authorities; and

●	continue to promote our businesses and brands.

We estimate that our near-term expansion expenses will be approximately $1,000,000 over the twelve months ending August 31, 2013. As of August 31, 2012, we had $17,443,635 in deferred educational revenue and $7,964,476 in cash and cash equivalents on hand.  We believe that we have sufficient cash and cash equivalents on hand to cover our current business commitments, but we may need additional capital to carry out our proposed expansion plan. We plan to obtain the necessary funds from equity or debt financings, as required; however, there can be no assurance that we will obtain such financing.  If we are not able to obtain such additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Our continued growth will depend on our ability to manage our current operations and carry out our long-term expansion plans.  While we expect our expansion plan to generate revenue growth in the longer term, we expect to incur near-term losses.

A.           Operating Results

Results of operations for the year ended August 31, 2012 compared to the year ended August 31, 2011

The following table summarizes selected financial information for the year ended August 31, 2012 and the year ended August 31, 2011 on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2012	Percentage of Revenues	Year Ended August 31, 2011	Percentage of Revenues
	(C$)		(C$)
Revenues
- CIBT (education)	3,098,086	5%	4,206,757	7%
- Sprott-Shaw (education)	29,109,427	50%	30,619,935	52%
- KGIC (education)	23,941,211	41%	21,838,554	37%
- IRIX (advertising)	1,819,963	3%	1,909,880	3%
Revenues - Consolidated	57,968,687	100%	58,575,126	100%
Direct costs	27,152,681	47%	27,604,802	47%
Revenues net of direct costs	30,816,006	53%	30,970,324	53%
General and administrative expenses	29,598,356	51%	32,858,532	56%
Amortization and share-based payment expenses	1,760,024	3%	1,717,471	28%
Income (loss) before income taxes	(695,442)	(1%)	(10,306,426)	(18%)
Income tax (recovery) provision	(118,446)	( *)	843,505	1%
Net income (loss)	(813,888)	(1%)	(9,462,921)	(16%)
Non-controlling interests	368,656	( *)	350,861	( *)

(*) Less than 1%.

Consolidated

We generated revenues of $57,968,687 for the year ended August 31, 2012, a decrease of $606,439 from revenues of $58,575,126 for the year ended August 31, 2011. Our net loss was $813,888 for the year ended August 31, 2012, compared to a higher net loss of $9,462,921 for the same period in 2011. The reduction in net loss of $8,649,033 is attributable to the following:

●	increases in revenues from international students studying at Sprott-Shaw and KGIC in Canada;
●	continued deployment of CIBT’s new business model to deliver mass market training programs as well as overseas study referrals to students in China;
●	a decrease in lease expense resulting from Sprott-Shaw’s reduction in the overall number of campuses in outlying regions and the from the combination of campuses by Sprott-Shaw and KGIC;
●	impairment charges in fiscal 2011 resulted in an increase to our net loss of $5,897,778 for fiscal 2011 (no impairment charges were incurred in fiscal year 2012);
●	a reduction in employees across the system attained through cost synergies as well as reorganization activities; and
●	continued streamlining of operations at each subsidiary resulting in general and administrative expenses decreasing by $3,260,176 (or 10%) in the year ended August 31, 2012 from the prior year.

Further growth in profitability is expected over the next few quarters. In fiscal 2013, we plan to reduce business development efforts in new markets such as Vietnam and Saudi Arabia, refresh the content of our existing programs, and continue with ongoing development of the GLN platform. Additional costs related to the transition to IFRS for financial reporting incurred in fiscal 2012 are also not expected in fiscal 2013. In addition, we granted stock options in fiscal year 2012, resulting in share based compensation expense of $178,564 (a non-cash expense) for the year ended August 31, 2012, compared to $59,896 for the year ended August 31, 2011. The increase in share based compensation expense is due to stock options granted to an expanded pool of senior employees of subsidiary schools to incentivize employees towards corporate growth and profitability. The increase in share based compensation has no effect on our cash flow, but resulted in a decrease to our reported profitability on our statement of operations for the year ended August 31, 2012.

CIBT

Revenues for CIBT during the year ended August 31, 2012 were $3,098,086 compared to $4,206,757 for the year ended August 31, 2011, a decrease of $1,108,671 or 26%.  Revenues net of direct costs averaged a 46% margin during the year ended August 31, 2012, as compared to a 48% margin during the year ended August 31, 2011.  CIBT student enrollment was 1,301 for the year ended August 31, 2012 compared to 1,601 for the year ended August 31, 2011, a decrease of 19%.  Revenue per student enrolled averaged $2,381 for the year ended August 31, 2012 compared to $2,628 for the year ended August 31, 2011, a decrease of 9%.  The changes in student population and average revenue per student were a result of fewer college aged individuals leading to lower enrollment levels generated this year from CIBT’s partnership with Beijing University of Technology. Our agreement with Beijing University of Technology was terminated effective August 31, 2011 by mutual consent due to changing market demands.  CIBT’s  programs offered at Beijing University of Technology are being phased out and replaced by mass market training programs as well as overseas study referrals.

The mass market training programs that have been or will be added into CIBT’s program offerings include hotel management programs and other internally developed programs. In addition, our new strategy for CIBT includes referring students for overseas studies at our wholly-owned subsidiaries, such as Sprott-Shaw and KGIC, and our other partner schools, including Northeastern State University of Oklahoma and Southpointe Academy of Greater Vancouver.  Over the past year, CIBT has recruited a number of students to study in Canada and the United States and is planning to continue to grow this segment of its business, which is a simplified business model utilizing our existing infrastructure, extensive network and business connections established during CIBT’s 18 years of operations in China.

CIBT incurred a net loss of $275,781 for the year ended August 31, 2012, compared to a net loss of $6,068,769 for the year ended August 31, 2011.  The decrease in net loss of $5,792,988 or 95% is attributable to the launch of a more profitable business model as described below, as well as the non-reoccurrence of one-time impairments of intangible assets that occurred in fiscal 2011.

CIBT student enrollment was 1,301 for the year ended August 31, 2012 compared to 1,601 for the year ended August 31, 2011.  Revenue per student averaged $2,381 for the year ended August 31, 2012 compared to an average of $2,628 for the year ended August 31, 2011, a decrease of 9%.  CIBT’s revenues net of direct costs averaged a 46% margin during the year ended August 31, 2012 compared to a 48% margin during the year ended August 31, 2011.

CIBT’s decreased revenues for the year ended August 31, 2012 was caused by a decrease in student enrollments that were previously derived from CIBT’s partnership with BJUT.  Effective August 31, 2011 our agreement with BJUT was terminated by mutual consent due to market demand changes.  CIBT’s programs offered at BJUT are being phased out and replaced by mass market training programs as well as overseas study referrals.

Such mass market training programs include internally developed programs such as Tourism and Hotel Management and Hotel English programs. In addition, our new strategy for CIBT includes overseas study referrals to wholly-owned subsidiaries such as Sprott-Shaw and KGIC as well as partner schools including Northeastern State University of Oklahoma and Southpointe Academy of Greater Vancouver. Over the past year, CIBT has recruited a number of students to study in Canada and the United States. We plan to continue to grow this segment of CIBT’s business, which is a simplified business model utilizing our existing infrastructure, extensive network and business connections established over our 18 years of operations in China.

Sprott-Shaw

Revenues for Sprott-Shaw during the year ended August 31, 2012 decreased by $1,510,508 or 5% to $29,109,427 from $30,619,935 for the year ended August 31, 2011.  This decrease was due to Sprott-Shaw’s reduction of campuses in outlying regions. These measures have resulted in decreased revenue in outlying regions but improved profitability for the consolidated group, as the campuses that were closed were not profitable and heavily dependent on government funded training contracts. The decrease in revenue from campus reductions was mostly offset by the increased international student revenue from Sprott-Shaw’s International Department, which grew from $5,092,579 in fiscal year 2011 to $7,738,743 in fiscal year 2012 (a 52% growth rate). Sprott-Shaw generated a net loss of $45,553 for the year ended August 31, 2012, compared to net income of $316,712 for the year ended August 31, 2011, a decrease of $362,265.

Sprott-Shaw has undertaken a number of consolidation efforts to decrease its operating cost and improve its operational efficiency. These reorganization measures have included eliminating redundant infrastructure between itself and KGIC, merging certain campus locations, closing campuses located in outlying regions, and combining administration and accounting functions with our other subsidiaries. Subsidiary schools have also focused on increasing the number of student and graduate referrals amongst one another and with our partner schools. As a result of increasing streamlining resources, Sprott-Shaw’s general and administrative expenses decreased from $17,022,551 in the year ended August 31, 2011 to $14,782,348 in the year ended August 31, 2012.

In fiscal 2012, Sprott-Shaw was impacted by the decision to eliminate the Harmonized Sales Tax (“HST”) in British Columbia. The HST was enacted on July 1, 2010 to replace the prior system of a General Sales Tax and a Provincial Sales Tax (the “Prior Tax System”). The Prior Tax System will be reinstated in March 2013. Prior to the implementation of HST, the tax rate for most professional services was 5%. The HST has increased the sales tax rate to 12% with no recuperation available to offset as an input tax credit, due to the tax exempt nature of the education business in Canada. When abolishment of the HST takes effect in March 2013, the additional HST expense we have recorded will be offset and this expense will be reduced accordingly.

The Sprott-Shaw student enrollment was 2,355 for the year ended August 31, 2012 compared to 1,560 for the year ended August 31, 2011.  Revenue per student averaged $12,361 for the year ended August 31, 2012 compared to an average of $19,628 for the year ended August 31, 2011, a decrease of 37%.  Sprott-Shaw’s revenues net of direct costs averaged a 60% margin during the year ended August 31, 2012 compared to a 64% margin during the year ended August 31, 2011.

Average revenue per student decreased in the year ended August 31, 2012 due to Sprott-Shaw’s reduction in the number of campuses in outlying regions. These measures have resulted in decreased revenues overall, but have improved profitability for the consolidated group. The campuses that were closed were not profitable and heavily dependent on government funded training contracts. The decrease in revenue from campus reductions was mostly offset by increased revenue from international students in enrolling at Sprott-Shaw, which grew from $5,092,579 in fiscal 2011 to $7,738,743 (or 52%) in fiscal 2012. Sprott-Shaw’s net income before inter-corporate charges increased by $550,027 (or 42%) in the year ended August 31, 2012 compared to the same period last year. The increase in profitability was due to the reduction in operating locations and to overall reductions in operating costs through streamlining the operations of our subsidiaries.

Sprott-Shaw realized a net loss of $45,553 for the year ended August 31, 2012 compared to generating a net income of $316,712 for the year ended August 31, 2011. The decrease in earnings was due to an increase in inter-corporate charges resulting from the increased use by Sprott-Shaw of our head office services to assist with streamlining Sprott-Shaw’s operations and increasing international student recruitment.

KGIC

Revenues for KGIC increased to $23,941,211 for the year ended August 31, 2012 from $21,838,554, an increase of $2,102,657 or 10%. The growth in revenue is due to increased marketing activity and more favorable economic conditions in markets where KGIC recruits students, such as Japan and Brazil.  KGIC’s revenues have also grown through our efforts to develop and utilize synergies with Sprott-Shaw and CIBT;  students from Sprott-Shaw and CIBT who require additional English competencies are referred to KGIC for additional language training. In addition, KGIC expanded its marketing and business development efforts in China at reduced cost by utilizing CIBT’s existing infrastructure to grow its English language training business.

KGIC’s general and administrative expenses have increased from $8,603,106 in the year ended August 31, 2011 to $9,048,932 in the year ended August 31, 2012 in proportion with its revenue growth.  KGIC has increased its budget for advertising and marketing efforts through increased personnel over the year ended August 31, 2012, which has paid off in increased revenue for the period.  KGIC has undertaken a number of consolidation efforts to decrease other operating costs and increase operating margins. These reorganization measures have included termination of redundant personnel, procedures, and administrative functions between itself and Sprott-Shaw, merging of certain campuses and office locations, information technology infrastructure, and cross system referral of students and graduates among CIBT, Sprott-Shaw and KGIC.

The HST in British Columbia also affected KGIC’s earnings as a result of the higher tax rate, rising from 5% to 12%, applicable to KGIC’s goods and services. This increased sales tax is expected to be eliminated by March 2013, thereby saving KGIC additional expenses next year.

KGIC student enrollment was 1,446 for the year ended August 31, 2012 compared to 1,596 for the year ended August 31, 2011.  Revenue per student averaged $16,557 for the year ended August 31, 2012 compared to an average of $13,683 for the year ended August 31, 2011, an increase of 21%. The growth in revenue generated by KGIC resulted from increased marketing activity and more favorable economic conditions in markets where KGIC recruits students, such as Japan and Brazil.  KGIC’s revenues have also grown through synergies with Sprott-Shaw and CIBT.  Students from Sprott-Shaw and CIBT who require additional English competencies are referred to KGIC. In addition, KGIC expanded its marketing and business development efforts in China at a reduced cost by utilizing CIBT’s existing infrastructure to grow its English language training business.

IRIX

Revenues for IRIX during the year ended August 31, 2012 were $1,819,963 compared to $1,909,880  for the year ended August 31, 2011, a decrease of $89,917 or 5%. The decrease in IRIX’s revenue is due to a minor slowdown in the economy in Vancouver, British Columbia which IRIX serves. IRIX’s revenues net of direct costs averaged a 47% margin during the year ended August 31, 2012 compared to a 48% margin during the year ended August 31, 2011.

Corporate

Our corporate operations generated a net loss of $872,607 for the year ended August 31, 2012, compared to a net loss of $3,409,047 for the year ended August 31, 2011. Expenses and other items impacting the corporate results of operations include general and administrative expenses, amortization and share-based compensation granted to our employees, officers and directors, each of which is discussed in further detail below.

General and Administrative Expenses

The following selected general and administrative expenses are for the consolidated group on a relative basis (as a percentage of revenues).

	Year Ended August 31, 2012	Percentage of Revenues	Year Ended August 31, 2011	Percentage of Revenues
	(C$)		(C$)
Revenues	57,968,687	100%	58,575,126	100%
Advertising	4,476,533	8%	5,685,557	10%
Consulting and management fees	1,949,316	3%	1,964,726	3%
Professional fees	1,457,404	3%	1,369,960	2%
Rent	5,757,553	10%	6,219,394	11%
Salaries and benefits	11,416,396	20%	12,031,267	21%
Other expenses	4,541,154	8%	5,587,628	10%
Total general and administrative expenses	29,598,356	51%	32,858,532	56%

Advertising costs decreased by $1,209,024 or 21% from $5,685,557 for the year ended August 31, 2011 to $4,476,533 for the year ended August 31, 2012. CIBT’s advertising costs decreased in fiscal 2012 compared to the prior year as CIBT has focused on building partnerships with institutions that provide advertising and recruitment services, thereby reducing the direct costs to CIBT.

KGIC’s advertising costs also decreased in the year ended August 31, 2012 compared to the prior year. KGIC is focusing on international recruitment and has increased the amount of its budge allocated for sales representatives and international recruitment agents, rather than directly advertising itself as KGIC has done in the past. Sprott-Shaw’s advertising costs decreased in fiscal 2012 as a result of closing outlying campuses, thereby eliminating the need to advertise in those areas. Sprott-Shaw has allocated its additional advertising budget to increasing its marketing efforts in areas where it operates more profitable campuses.

Consulting and management decreased from $1,964,726 for fiscal 2011 to $1,949,316 for fiscal 2012. The decrease is reflective of our efforts to streamline operations and reduce overhead expenditures.

Professional fees increased slightly from $1,369,960 for fiscal 2011 to $1,457,404 for fiscal 2012. The increase is due to additional fees incurred for the transition from Canadian GAAP to IFRS compliant financial statements under the financial reporting requirements in British Columbia, Canada.

Rent costs decreased from $6,219,394 for fiscal 2011 to $5,757,553 in fiscal 2012. The decrease is due to the reduction in the number of Sprott-Shaw campuses and the consolidation of campuses for Sprott-Shaw and KGIC. We expect to benefit from additional cost savings upon the expiration of two more leases for former Sprott-Shaw campuses. These leases expire in first quarter of fiscal 2013 and we anticipate will result in savings of approximately $108,946 annually.

Salaries and benefits for the year ended August 31, 2012 amounted to $11,416,396 as compared to $12,031,267 for the year ended August 31, 2011, a decrease of $614,871, or 5%.

Other expenses for the year ended August 31, 2012 totaled $4,541,154, a decrease of $1,046,474 or 19% as compared to $5,587,628 for the year ended August 31, 2011.  Other expenses amounted to 8% of revenues and calculated on a monthly basis, other expenses were $378,430 per month for the year ended August 31, 2012, a decrease from the $465,636 per month incurred for the year ended August 31, 2011. The decrease is attributable to our ongoing efforts to streamline our operations across the consolidated group and reduce our operating costs.

Impairment

During fiscal 2011, we experienced declining revenues and income stemming from our business operations in China, in particular our Beijing operations. We were in discussions with the BJUT on the renewal of our agreement with BJUT which historically was not an issue. During the quarter ended May 31, 2011, we received notification from BJUT that the agreement would not be renewed. These negative events (declining revenues and income along with the non-renewal of the BJUT agreement) would have a severe impact on the future cash flows for CIBT’s operations in China. Accordingly, as at May 31, 2011, we performed an impairment test on indefinite life intangible assets and goodwill. Value in use was determined by discounting the future cash flows generated from the continuing use of the cash-generating units. The results of the impairment tests using the discounted net cash flow analysis as at May 31, 2011 are as follows:

●	Indefinite life intangible assets - the carrying value of the Beijing contracts exceeded their fair value by approximately $3,481,000.

●	Goodwill - the carrying value of the cash-generating units' goodwill was negative, or in other words, fully impaired which required a write-down of approximately $2,288,000.

As a result of these impairment tests, we recorded an impairment charge totaling $3,481,347 to the carrying value of intangible assets not subject to amortization (i.e. indefinite life intangible assets). The impairment charge is specific to the carrying amount of the intangibles relating to the BJUT agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization. Furthermore, we recorded an impairment charge of $2,287,905 to the carrying value of goodwill in fiscal 2011.

As at August 31, 2012, we performed the annual impairment tests on indefinite life intangible assets and goodwill, and concluded that the carrying value of indefinite life intangible assets and goodwill recorded as of that date was recoverable. Value in use was determined by discounting the future cash flows generated from the continuing use of the cash-generating units. Value in use as at August 31, 2012 was determined on a consistent basis with the prior period.

Amortization

Amortization of $1,581,460 for the year ended August 31, 2012 decreased by $76,115 from $1,657,575 for the year ended August 31, 2011.

Deferred Financing Fees

A total of $510,711 in deferred financing costs were expensed in fiscal 2011. The proposed financing by way of a fully underwritten registered offering in the United States was withdrawn due to poor market conditions. No such expense was recorded in fiscal 2012.

B.           Liquidity and Capital Resources

Our operations have been financed through internal cash flows, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

The following table is a summary of selected financial information for the periods indicated:

	As at August 31, 2012	As at August 31, 2011
Financial Position	(C$)	(C$)
Cash and cash equivalents	7,964,476	6,456,568
Working capital (deficit) (1)	(6,713,511)	(4,850,613)
Total assets	44,751,761	42,078,575
Long-term liabilities	2,798,684	2,350,097
Non-controlling interest	1,264,935	1,145,567
Shareholders’ equity	15,837,918	17,154,870

(1)	Working capital (deficit) is calculated as current assets minus current liabilities.

Our cash and cash equivalents as at August 31, 2012 totaled $7,964,476, an increase of $1,507,908 from $6,456,568 as at August 31, 2011. The increase was a result of enhanced accounts receivable collection practices, as well as reduced operating costs. Our working capital deficit was $6,713,511 as at August 31, 2012, compared to a working capital deficit of $4,850,613 as at August 31, 2011. The change in our working capital account reflects the normal business operating cycle of our education business, most of which follows a typical student enrollment season for this industry, being September each year. A substantial amount of our tuition fees are collected each year in the month of September for Sprott-Shaw and in June for KGIC, but are deferred and recognized as revenue earned as the courses and programs are delivered throughout the academic periods.

Our account receivables increased marginally by $110,610 in the year ended August 31, 2012 because of the increase in deferred education revenue.  As recruitment organizations and governments refer students to us in the fall, some do not pay the full amount of tuition upfront, resulting in the accounts receivable balance.  We have enhanced our efforts to collect on accounts receivable during the year ended August 31, 2012, as evidenced by the lower growth in accounts receivable compared to deferred revenue in the year ended August 31, 2012.

Long term debt decreased in the year ended August 31, 2012 as a result of principle repayments of debt obligations.  Finance and operating leases have increased in the year ended August 31, 2012 as we renewed a number of campus leases in the past year and leased additional equipment to support the GLN technology platform.

We have a working capital deficit of $6,713,511. We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2013. Our operations have typically been financed through internal cash flow and equity financing in the form of private placements. We may pursue such financing avenues, or debt financing, in the event that our operations are insufficient to fund our working capital requirements for fiscal 2013. For details of our short-term and long-term contractual obligations, please see “Item 5. Operating and Financial Review and Prospects – F. Tabular Disclosure of Contractual Obligations”.

We estimate that we will need additional financing of approximately $1 million to carry out our proposed expansion plans for fiscal 2013, which are dependent on market conditions.  If we undertake any expansion activities, we plan to obtain the necessary funds from equity or debt financings.  However, there can be no assurance that we will obtain the financing required, or any at all.  If we are not able to obtain the necessary additional financing, we may be forced to scale back our expansion plans or eliminate them altogether.  There can be no assurance that we will achieve our plans, or any of them.

Operating Activities

Operating activities generated cash of $6,294,207 during the year ended August 31, 2012. Operating activities used cash during the year ended August 31, 2011 in the amount of $2,349,172.

For the year ended August 31, 2012, an increase in deferred revenues resulted in the use of cash by us in the net amount of $3,562,490, as Sprott-Shaw had high levels of enrollment in the fourth quarter. Income generated from new enrollments that is not immediately recognized as revenue but instead as deferred revenue in accordance with IFRS is reported as a liability on our balance sheet. However, it is an indication of strong enrollment for our educational business as tuition owed, but not yet collected, is recorded as a deferred education revenue. The increase in deferred education revenue at the end of fiscal 2012 indicates that revenue is expected to increase for the next fiscal year, in this case fiscal 2013.

Investing Activities

Investing activities used cash of $3,544,843 during the year ended August 31, 2012, compared to $2,085,251 used during the year ended August 31, 2011, primarily as a result of purchases of property and equipment, net assets acquired from other companies and curriculum development costs. In fiscal 2012 and 2011, we did not complete any major acquisitions.

Financing Activities

Financing activities used cash of $1,241,929 during the year ended August 31, 2012, as compared to using cash of $570,265 during the year ended August 31, 2011. Cash was used in fiscal 2012 primarily to repurchase of shares in the amount of $327,455 under our normal course issuer bid conducted using the facilities of the Toronto Stock Exchange; to repay long-term debt in the amount of $602,492; and as payment for the non-controlling minority interests in certain campus locations of our subsidiaries in the amount of $283,875.

Cash was used in fiscal 2011 primarily to repay debt in the amount of $607,164, as payment for the non-controlling minority interests in certain campus locations of our subsidiaries in the amount of $505,934, to expense deferred financing costs in the amount of $171,820 associated with our withdrawn registered offering in the United States, and for finance lease obligations in the amount of $105,753.

Our subsidiaries operating in China are subject to restrictions on transferring funds to our parent company in the form of dividends, loans, or advances.  These restrictions require our subsidiaries to apply to the local foreign exchange administration in order to transfer the funds, which may be subject to taxes upon transfer. We do not anticipate this restriction will have any impact on our cash flows at present as our subsidiaries operating in China incurred losses in fiscal 2012 and have no amounts distributed as of August 31, 2012.

Capital Resources

We had cash and cash equivalents of $7,964,476 and our working capital deficit was $6,713,511 as of August 31, 2012.  We expect to generate sufficient cash flows from operations to meet our operating requirements for fiscal 2012, although we may pursue additional financing options such as utilizing our line of credit or raising capital by way of a private placement. We may also consider reducing our discretionary spending. We may also seek to raise capital in the equity and debt markets to fund our expansion plans, as required. However, there can be no assurance that we will obtain the financing required, or any at all. Sprott-Shaw has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2012, the demand operating credit facility was not utilized.

Debt and Finance Lease Obligations

As at August 31, 2012, the long-term portion of our debt amounted to $31,520 and the current portion, classified as a current liability on our balance sheet, to $1,552,712. Also as at August 31, 2012, the long-term portion of finance lease obligations amounted to $575,456 and the current portion to $167,902.

Our debt relates to our subsidiary, Sprott-Shaw, is denominated in Canadian dollars, and is comprised of a demand term installment loan with a principal balance of $1,550,000 as at August 31, 2012, payable in monthly installments of $50,000 plus interest at a rate of prime plus 2%, due February 2015. In addition, Sprott Shaw has a promissory note of $34,232 as at August 31, 2012 payable at a rate of $460 per month including interest at a rate of 8.5% per annum, which is unsecured and due in October 2013. Sprott-Shaw also has available to it a demand operating credit facility in the amount of $1,500,00 with interest calculated at the prime rate plus 2%. As at August 31, 2012, the demand credit facility was not utilized.

The demand term installment loan and the demand credit facility are secured as further described in Note 12 of the audited financial statements for year ended August 31, 2012.

Financial Instruments

All financial instruments are initially recorded at fair value including transactions costs, except for transaction costs related to financial instruments classified as fair value through profit or loss which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

Below is a summary of the classes of financial instruments included in our consolidated statement of financial position as well as our designation of such financial instruments:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in financial instruments classified as fair value through profit or loss are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired, at which time the gain, loss or impairment is recognized in net income (loss) for the period.

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

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our audited consolidated financial statements for the year ended August 31, 2012 included in this annual report. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Basis of Preparation and Statement of Compliance

The audited consolidated financial statements have been prepared in accordance with IFRS, and include the significant accounting policies described in Note 2 thereto. The consolidated financial statements for the year ended August 31, 2012 represent our initial presentation of our financial performance and financial position under IFRS, and were prepared in accordance with IFRS 1, First Time Adoption of IFRS, as discussed in Note 24. Comparative figures in the financial statements have been restated to consistently apply the same IFRS. Detailed disclosure of the effects of the transition to IFRS from Canadian GAAP can also be found in Note 24. The financial statements were prepared on a going concern basis, under the historical cost convention except for marketable securities classified as fair value through profit or loss.

Revenue Recognition

We recognize revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of our activities as described below. Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services

The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, Sprott-Shaw and KGIC. Tuition is paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Business Combinations

We account for and record business combinations using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

When the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which is limited to one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Share-based Payments

We grant stock options to certain directors and employees to acquire shares in our common stock in accordance with the terms of our stock option plan. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

We estimated the fair value of the January 6, 2012 stock option grant using the Black-Scholes option pricing model with the following assumptions at the time of the grant:

Expected life of the stock options	3.50 years
Risk-free interest rate	1.07%
Expected dividend yield	0.00%
Expected volatility *	63.46%

* Expected volatility assumptions used in the Black-Scholes option pricing models are based on historical average trading prices of our commons shares.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

Income tax expense represents current tax and deferred tax. We record current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

We account for deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

Impairment of intangible assets

We review the carrying amount of intangible assets with a finite life each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with an infinite life and goodwill are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Impairment of goodwill

We evaluate goodwill for impairment annually as of August 31st of each fiscal year end. For the purposes of impairment testing, goodwill is allocated to each of our cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the cash generating unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets

Our indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts, are not subject to amortization and are reviewed and tested for impairment annually or whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses. Amortization is calculated over the estimated useful life of the finite life intangible asset, with periods ranging from less than one year to fifteen years on a straight-line basis. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

We did not recognize an impairment loss on intangible assets in fiscal 2012. The amount of impairment loss on intangible assets recorded in fiscal 2011 was $3,481,347.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates. Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the cash generating unit.  Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income.  An impairment loss recognized for goodwill is not reversed in subsequent periods.  Management evaluates goodwill for impairment annually as of August 31st.  We did not recognize an impairment loss on goodwill for the year ended August 31, 2012 (fiscal 2011 - $2,287,905).

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Foreign Currency Translation

CIBT in China maintains its accounting records in Chinese RMB, whereas our functional currency and that of our subsidiaries operating in Canada, such as KGIC and Sprott-Shaw, is the Canadian dollar. Our reporting currency is the Canadian dollar.

Our self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. The resulting exchange rate differences are recognized in other comprehensive income and accumulated equity, and attributed to non-controlling interests as appropriate.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended purpose. Amortization is provided over the estimated useful lives of the assets as follows:

●	Leasehold improvements – straight-line over the lesser of five years and the remaining lease term; and
●	Furniture and equipment – 20% declining balance.

We review the carrying value of property and equipment for impairment whenever changes in events or circumstances indicate the recoverable value may be less than the carrying amount. The determination of whether impairment of property and equipment has occurred is based on undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis. We did not recognize impairment loss on property and equipment for the year ended August 31, 2012 (2011 - $128,526).

Future Accounting Standards

Standards issued but not yet effective up to the date of issuance of our consolidated financial statements, which we reasonably expect to be applicable at a future date, are listed below. We intend to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, we will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the International Accounting Standards Board’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, we will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates.  The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, we will be required to adopt IFRS 13, Fair Value Measurement.  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRS.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In the annual period beginning September 1, 2013, we will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of the amended standard is not expected to have a material impact on the consolidated financial statements.

In the annual period beginning September 1, 2012, we will be required to adopt the amendments to IAS 1, Presentation of Financial Statements as it relates to the presentation of other comprehensive income (“OCI”).  The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In the annual period beginning September 1, 2013, we will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits.  This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.  The impact, if any, that this amended standard will have on our consolidated financial statements is not determinable at this time.

First-time Adoption of IFRS

In preparing these consolidated financial statements, we have applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS contained in IFRS 1. Below describes the effect of applying each in the transition from Canadian GAAP to IFRS as at September 1, 2010 (“the transition date”).

Mandatory exceptions – Hindsight was not used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error. When accounting for non-controlling interests total comprehensive income has been attributed to the owners of our company and to the non-controlling interests even if this results in the non-controlling interests ending with a deficit balance. In applying these exceptions, the only resulting impact on the consolidated financial statements was the requirement to attribute other comprehensive income between the owners of our company and the non-controlling interests. The remaining two mandatory exceptions required by IFRS 1 were not applicable to our company and therefore did not result in any impact to our financial statements on transition to IFRS:

●
Derecognition of financial assets and financial liabilities per IFRS 1 Appendix B2 – B3 was not applicable to our company as our financial instruments were reviewed and concluded to meet the recognition criteria of IAS 39 as of the transition date. As a result no changes in the accounting recognition for financial instruments was required on transition to IFRS; and

●	Hedge accounting per IFRS 1 Appendix B4-B6 was also not applicable as we did not have any hedging arrangements that would be impacted by this mandatory exception.

Business Combinations exemption – We elected to apply IFRS 3, Business Combinations, on a prospective basis to business combinations that occurred on or after September 1, 2010. IFRS 3 may be applied retrospectively or prospectively. The retrospective basis would require restatement of all business combinations that occurred prior to the transition date. Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption, except as required under IFRS 1. Upon adoption of IFRS, we revisited the accounting treatment for commissions paid to agents for the acquisition of student contracts and has determined that they represent valid contract costs, as defined in IAS 11, Construction contracts. As these costs represent an identifiable non-monetary asset without physical substance they have been classified as a finite life intangible asset in accordance with IAS 38, Intangible assets. Under previous Canadian GAAP we did not ascribe any of the fair value of the consideration paid in connection with business combinations to commissions paid to agents for the acquisition of student contracts as these costs did not meet the definition of an asset. In applying the exemption related to past business combinations contained in IFRS 1 we have recognized a $376,000 finite life intangible asset related to contract acquisition costs that were subsumed in the original measurement of goodwill when accounting for business combinations occurring prior to September 1, 2010. This resulted in a corresponding reduction in goodwill and opening retained earnings as at September 1, 2010.

Fair value or revaluation as deemed cost exemption – We have used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. We elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Cumulative translation differences exemption – As permitted by the IFRS 1 exemption for cumulative translation differences, we have deemed cumulative translation differences for foreign operations to be zero at the transition date. The cumulative translation loss as at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit. As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero on September 1, 2010.

Share-based payment transactions exemption – IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date. We have elected not to apply IFRS 2 to awards that vested prior to September 1, 2010. The application of this exemption did not result in an IFRS transition adjustment. As discussed in the reconciliation note below, there was a difference in amounts recorded for share-based payments between Canadian GAAP and IFRS for the year ended August 31, 2011.

Leases exemption – We may determine whether an arrangement existing at the transition date contains a lease on the basis of facts and circumstances existing at that date. We have applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease. The application of this exemption did not result in an IFRS transition adjustment to the opening statement of financial position at September 1, 2010.

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

Effective September 1, 2008, we changed our reporting currency from United States dollars to Canadian dollars with the Canadian dollar being our functional currency for all periods presented.  We believe the Canadian dollar best reflects our most significant operations, being those of Sprott-Shaw, which are conducted primarily in Canadian dollars. We previously used the current rate method to translate all amounts presented to United States dollars.  Under the current rate method, all assets and liabilities are translated to Canadian dollars using exchange rates in effect at the end of the reporting period; revenue, expenses and cash flows are translated at the average rate during the reporting period; and any associated gains and losses are recorded as other comprehensive income and accumulated in equity.

Included in the operating results for all relevant periods are exchange gains and losses arising on foreign currency translation of integrated operations as follows:

	Year Ended August 31, 2012	Year Ended August 31, 2011
Foreign exchange gains (losses)	$5,874	$10,771

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

As of August 31, 2012, approximately 43% of Sprott-Shaw’s students and no KGIC students received a form of government student financial assistance.  For private educational institutions, such as Sprott-Shaw, each campus or physical educational facility must be certified separately by completing and submitting a separate application, following which the campus or physical educational facility enters into a memorandum of understanding with StudentAid BC, a branch of the Ministry of Advanced Education and Labors Market Development of British Columbia (the “Ministry”) that administers Canada student loans and Canada student grants on behalf of the Government of Canada, on an annual basis. A number of factors are considered in the certification process, including course descriptions, costs, duration, types of participants, type of certificates issued upon completion and lists of occupations for which training is given to students. Campuses must be re-certified after a change in ownership. Certifications are granted for a period of up to five years, subject to review by the granting authority. There is therefore no guarantee that our currently certified facilities will continue to be certified in the future. Additionally, the requirements to obtain certification may change, making it more difficult to become certified or limiting the number of certifications granted.

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

China

China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. China’s system of laws and the enforcement of existing laws may not be as certain in implementation and interpretation as in the U.S. or Canada. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. If new laws and regulations governing the education business in China restrict foreign investment in the education system, we may not obtain or be able to renew our governmental approvals in the future, which may cause us to cease our education business in China, representing approximately 5% of our fiscal 2012 revenues.

On November 8, 2012, China had a planned change in their government officials. Such measures cause uncertainty in the level of economic activity in China, and the support of the education system in China, which in turn could positively or adversely affect our results of operations and financial condition.

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

In addition, there are capital controls in China and China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for “Wholly Owned Foreign Entities”), must be placed in a reserve account. As of August 31, 2012 there was no restricted amount in reserve. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation or “SAT” that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange RMB into the desired currency for remission of funds. There is uncertainty as to repatriating this money.

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

F.           Tabular Disclosure of Contractual Obligations

As at August 31, 2012, we had the following contractual obligations and commercial commitments:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years
Long-Term Debt Obligations(1)	$1,670,862	$1,639,342	$31,520	-
Finance Lease Obligations(2)	$888,895	$221,990	$666,905	-
Operating Leases(3)	$12,287,776	$3,847,039	$8,365,796	74,941
TOTAL	$14,847,533	$5,708,371	$9,064,221	$74,941

(1)	Long-term debt obligations relate to term loans and promissory notes.
(2)	Capital lease obligations relate to capitalized leased assets.
(3)	Operating leases relate to leased office and campus premises.

As of August 31, 2012, the remaining principal balance relating to long-term debt was $31,520 (August 31, 2011 - $34,232) and the finance lease obligations totaled $575,456 (August 31, 2011 - $249,132). The current portion of long-term debt was $1,552,712 (August 31, 2011 - $2,152,492), which is consistently being paid down at a rate of $50,000 per month, and the amount of finance lease obligations was $167,902 (August 31, 2011 - $101,765).

Quantitative and Qualitative Disclosure About Market Risk

Exchange Rate Risk – We operate in Canada and China, and through our subsidiaries in China we generate revenues in Chinese RMB and incur operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. As we hold minor amounts of cash in US dollars, the exchange rate fluctuation between the Canadian dollar and US dollar will not have a material impact on our net income. As at August 31, 2012, we had a net working capital asset of 14,452,281 RMB or C$2,261,349 (August 31, 2011 – 14,767,581 RMB or C$2,267,401).  Each 10% strengthening of the Canadian dollar against the RMB would decrease the value of net working capital by C$205,577 (August 31, 2011 – $206,127).

Capital control exists in China and China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.  As of August 31, 2012, the amount in the statutory reserve in China is $Nil.

Credit Risk – The financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Our cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of our debts and the monitoring of our financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2012 in the amount of $8,624,143 is reported net of allowance for bad debts of $999,352 (August 31, 2011 – $914,358). The carrying amount of the assets included on the statement of financial position represents the maximum credit exposure.

Interest Rate Risk – We are exposed to interest rate risk on our cash and cash equivalents which earn interest at market rates, and we are exposed to interest rate risk on our demand term installment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity Risk – We are exposed to liquidity risk in that we will not have sufficient cash resources to meet our financial obligations as they come due in the normal course of business.  We manage our liquidity risk by monitoring our operating requirements and using our demand operating credit facility of $1,500,000 to ensure financial resources are available. We could look to capital financing which we have successfully raised in the past. However, there is no assurance that such financing will be available, and if available, on favorable terms. Management prepares budgets and cash forecasts to ensure that we have sufficient funds to fulfill our financial obligations.

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

We reported a net loss of $813,888 and had a net working capital deficit of $6,713,511.  Our consolidated financial statements included in this annual report have been prepared assuming we will continue as a going concern.  Although we have completed private placements in prior years, there can be no assurance that we will be able to continue to raise funds, in which case we may be unable to meet our obligations.  However, we hold sufficient cash to support our operations in the next 12 months.

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

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant impact on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. The rate of inflation in November 2012 was 1.9%. Based on the upward change of the Consumer Price Index in 2011, the Chinese government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy, which has resulted in a decline in inflation in 2012. Such measures adopted by the Chinese government may not continue to be successful in reducing or slowing the rate of inflation in China in the future, and increased inflation in China in the future may adversely affect our business and financial results.

ITEM 6. Directors, Senior Management and Employees

A.           Directors and Senior Management

Officers:

As of the date of this annual report, our senior officers are as set out in the table below.

Name	Age	Titles	Appointment Date
Toby Chu	51	President, Chief Executive Officer and Vice Chairman	May 11, 1994
Dennis Dan Huang	50	Corporate Secretary	June 28, 2010
		Chief Financial Officer	June 28, 2010
Patrick Dang	53	President of Sprott-Shaw	November 17, 2010
Sung Sub Lim	47	President of the KGIC Colleges	March 7, 2010

Directors:

The following table sets forth certain information relating to our directors as of the date of this annual report:

Name	Age	Appointment or Election Date
Toby Chu (3)(4)	51	May 11, 1994
Tony David (2)	72	July 28, 1998
Troy Rice (1)(3)	49	October 28, 2005
David Hsu (1)(2)(4)	70	February 27, 2006
Shane Weir (1)(3)	58	December 12, 2008
Derek Feng (1)(2)(4)	47	July 19, 2011

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our corporate governance committee
(4)	Member of executive committee

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

Derek Feng, Director

Mr. Feng was appointed as a director of CIBT Education Group Inc. by the Board of Directors effective July 19, 2011 to replace David Warnock, who resigned as a director in July 2011. Mr. Feng was appointed as the Chairman and Interim CEO of ChinaCast Education Corporation on March 26, 2012 by their board of directors to address issues that arose during the tenure of his predecessor. Mr. Feng has held a number of positions at General Electric Company (“GE”) from 1999 to 2006, including Manager of Americas Business Development at GE Capital, Managing Director, Global Business Development at GE Equipment Management, General Manager, Global Business Development at GE Infrastructure, and the Global Head of Business Development at GE Industrial, a division that has operating businesses ranging from high tech instruments to equipment leasing. Mr. Feng was also an officer of GE Capital Corporation, the largest non-bank financial services company in the world. During his tenure at GE, he evaluated numerous acquisitions, dispositions, minority investments and joint venture opportunities globally. In 2006, Mr. Feng became the Executive Vice President of Strategy, Planning and Operations at Knowledge Universe, an education holding company with a network of more than 3,000 locations worldwide, employing over 40,000 education professionals, and operating early childhood education centers, international schools, colleges, large on-line schools and school management systems. Mr. Feng graduated from Tsinghua University in China with a Bachelor of Science degree in Electrical Engineering, followed by a Master of Business Administration degree from University of California, Los Angeles.

Other Directorships Currently Held

The following directors hold directorships in other public companies as set out below.

Name of Director	Other Directorship	Company
Toby Chu	Director	Evermount Ventures Inc.
Derek Feng	Director	ChinaCast Education Corporation
Shane Weir	Director	e-Kong Group Limited

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

Arrangement or Understandings Concerning Directors or Senior Management

None.

B.           Compensation

The summary compensation table below sets forth the total annual compensation paid or accrued by us to or for executive officers for the year ended August 31, 2012.

Summary Compensation Table

Name	Year (1)	Salary (C$)	Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Toby Chu(3)	2012	297,606	-	-	59,400	-	-	357,006
Dennis Dan Huang(4)	2012	101,500	-	-	11,000	-	-	112,500
Patrick Dang(5)	2012	180,000	-		-	-	-	180,000
Alvin Chu(6)	2012	120,581	-	-	-	-	-	120,581
Sung Sub Lim(7)	2012	158,157	-	-	5,500	-	-	156,394

(1)	“2012” denotes for the fiscal year 2012 from September 1, 2011 to August 31, 2012.
(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model.

(3)
Toby Chu is the President, Chief Executive Officer and a director of CIBT Education Group and the Chief Executive Officer and a director of CIBT. Mr. Chu is also a director of Sprott-Shaw, as well as a director and the secretary of IRIX. In 2012, options to purchase up to 440,000 common shares of CIBT Education Group Inc. were granted to Toby Chu for Mr. Chu’s services as an officer and are exercisable at a price of $0.24 per share until January 6, 2017, and options to purchase up to 100,000 common shares of CIBT Education Group Inc. were granted to Concordia Financial Management Corp., a company over which Mr. Chu exercises control, for Mr. Chu’s services as a director, exercisable at a price of $0.24 per share until January 6, 2017.

(4)
Dennis Dan Huang is the Chief Financial Officer and Corporate Secretary of CIBT Education Group. In 2012, options to purchase up to 100,000 common shares of CIBT Education Group Inc. were granted to Mr. Huang and are exercisable at a price of $0.24 per share until January 6, 2017.

(5)	Patrick Dang is the President of Sprott-Shaw.
(6)	Alvin Chu is the President and Chief Executive Officer of IRIX, and is Toby Chu’s brother.
(7)
Sung Sub Lim has been the President of KGIC since March 7, 2010. In 2012, options to purchase up to 50,000 common shares of CIBT Education Group Inc. were granted to Mr. Lim and are exercisable at a price of $0.24 per share until January 6, 2017.

Director Compensation

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for our directors for the year ended August 31, 2012.

Name	Year(1)	Salary (C$)		Bonus (C$)	Stock Awards (C$)	Option Awards (C$)(2)	Non-Equity Incentive Plan Compensation (C$)	Nonqualified Deferred Compensation Earnings (C$)	Total (C$)
Troy Rice(3)	2012	10,092	(9)	-	-	7,700	-	-	17,792
Tony David(4)	2012	10,092	(9)	-	-	7,700	-	-	17,792
Shane Weir(6)	2012	10,092	(9)	-	-	9,900	-	-	19,992
David Hsu(6)	2012	10,092	(9)	-	-	16,500	-	-	26,592
David Kong (7)	2012	5,046	(9)	-	-	-	-	-	5,046
Derek Feng(8)	2012	10,092	(9)	-	-	11,000	-	-	21,092

(1)	“2012” denotes for the fiscal year 2012 from September 1, 2011 to August 31, 2012.
(2)
The fair value of these options on the grant date has been calculated in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook (accounting fair value) using the Black-Scholes model. In fiscal 2012, options to purchase 70,000 common shares were granted to Tony David, 90,000 common shares to Shane Weir, 100,000 common shares to Derek Feng, and 150,000 common shares each to David Hsu and Troy Rice. Options granted to directors expire on January 6, 2017 and are exercisable at a price of $0.24 per share.

(3)	Troy Rice is a director of CIBT Education Group and CIBT and was previously Chief Operating Officer of CIBT.
(4)	Tony David is a director of CIBT Education Group.
(5)	Shane Weir is a director of CIBT Education Group.
(6)	David Hsu is a director and Chairman of CIBT Education Group and director of CIBT.
(7)	David Kong did not stand for re-election as a director of CIBT Education Group and ceased to be a director on December 16, 2011.
(8)	Derek Feng was appointed as a director of CIBT Education Group on July 19, 2011.
(9)
Directors received compensation of US$2,500 per calendar quarter for their services as directors in fiscal 2012 which was converted to Canadian dollars at the average rate of exchange for the period of US$1 = C$1.0092.

Director and Officer Stock Option Grants

On December 17, 2010, our shareholders approved a “rolling” stock option and stock bonus plan (the “Current Plan”) that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. The Current Plan is considered as an “evergreen” plan under the policies of the Toronto Stock Exchange because the common shares covered by the options are available for subsequent grants at such time as the options have been exercised.

Directors, officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the Toronto Stock Exchange on December 30, 2010 and by the NYSE MKT LLC on January 13, 2011.

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

If any common shares are returned to us, we shall immediately refund the exercise price to the optionee for such common shares.

As at August 31, 2012, the following number of stock options were held by our directors and officers:

Name	Number of common shares underlying options held	Grant Date	Exercise or base price (C$/Share)	Expiration date
Toby Chu	10,000 200,000 (1) 440,000 100,000 (1)	May 3, 2010 March 1, 2011 January 6, 2012 January 6, 2012	0.80 0.42 0.24 0.24	May 2, 2013 March 1, 2016 January 6, 2017 January 6, 2017
Dennis Dan Huang(2)	100,000 100,000	October 14, 2010 January 6, 2012	0.54 0.24	October 13, 2013 January 6, 2017
Patrick Dang(3)	100,000	March 1, 2011	0.42	March 1, 2016
Alvin Chu	15,000	March 1, 2011	0.42	March 1, 2016
Sung Sub Lim	50,000	January 6, 2012	0.24	January 6, 2017
Troy Rice	10,000 100,000 150,000	May 3, 2010 March 1, 2011 January 6, 2012	0.80 0.42 0.24	May 2, 2013 March 1, 2016 January 6, 2017
Tony David	10,000 25,000 70,000	May 3, 2010 March 1, 2011 January 6, 2012	0.80 0.42 0.24	May 2, 2013 March 1, 2016 January 6, 2017
David Hsu	10,000 100,000 150,000	May 3, 2010 March 1, 2011 January 6, 2012	0.80 0.42 0.24	May 2, 2013 March 1, 2016 January 6, 2017
Shane Weir	10,000 90,000	May 3, 2010 January 6, 2012	0.80 0.24	May 2, 2013 January 6, 2017
David Kong(4)	50,000	August 9, 2010	0.60	August 8, 2013
Derek Feng(5)	100,000	January 6, 2012	0.24	January 6, 2017

(1)	Held by Concordia Financial Management Corp., over which Mr. Chu exercises control.
(2)	Mr. Huang became the Chief Financial Officer and Corporate Secretary of CIBT Education Group and of CIBT on June 28, 2010.
(3)	Mr. Dang was appointed as the President of Sprott-Shaw on December 10, 2010, and was its Acting President from November 17, 2010 to December 9, 2010.
(4)	Mr. Kong did not stand for re-election as a director and ceased to be one of our directors on December 16, 2011.
(5)	Mr. Feng was appointed as a director on July 19, 2011.

A copy of the Current Plan is filed as an exhibit to this Form 20-F.

Employment Agreements

The following description of the material terms of our employment agreements with our executive officers is not complete and is qualified in its entirety by reference to the agreements, copies of which are filed as exhibits to this annual report.

The services of Toby Chu, our president, chief executive officer and vice-chairman of our Board of Directors, are provided pursuant to an employment agreement for an indefinite term. During the most recently completed financial year, Mr. Chu was paid approximately $24,800 per month ($297,606 annually) pursuant to his employment agreement. Mr. Chu’s compensation may be reviewed upon request by him or us not more than once every two years starting January 1, 2005. The employment agreement may be terminated by Mr. Chu upon providing 90 days notice to us. We may terminate the agreement upon providing six months notice or the immediate payment, in full, to Mr. Chu of all amounts due or accruing to Mr. Chu plus a severance payment calculated by multiplying his monthly salary by the number of years (including the proportionate part of the year of termination) since the commencement of his employment with us. If Mr. Chu’s employment were to have ceased in 2012, Mr. Chu would receive a severance payment of approximately $496,000 based on his current monthly salary of $24,800. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

The services of Dennis Dan Huang, our chief financial officer and Corporate Secretary, are provided pursuant to an employment agreement dated July 1, 2011 for a 5 year term commencing July 1, 2011. Under the agreement, Mr. Huang is entitled to an annual salary of $100,000 with annual increases of 5% beginning July 1, 2012, subject to review, to pay him approximately $100,000 annually as compensation for his services. We or Mr. Huang may terminate the agreement by providing 6 months notice in writing. The agreement includes a provision for termination by us without prior notice upon the occurrence of certain events.

The services of Patrick Dang, President of Sprott-Shaw, are provided pursuant to an employment agreement dated December 10, 2010 for a 5 year term commencing November 17, 2010.  Under the agreement, Mr. Dang is entitled to an annual salary of $180,000 and a bonus based on performance of the standalone audited Financial Statements of Sprott-Shaw Degree College Corp ending fiscal August 31, 2011. The bonus is subject to achieving certain thresholds, which were not met in fiscal 2011 and therefore no bonus was paid out fiscal 2012.  Had the thresholds been met, the bonus would have been equal to 0.75% of Sprott-Shaw net profits, 0.50% of Sprott-Shaw EBITDA, and 0.25% of Sprott-Shaw Revenues.  The revenue bonus is subject to EBITDA and net profit erosion.  If EBITDA or net profit for Sprott-Shaw erode by more than a 0.5% variance, then the bonus formula for Revenue calculation will be adjusted to 0.125%.

The services of Sung Sub Lim, President of the KGIC Colleges, are provided pursuant to an employment agreement dated January 3, 2012 for a term of five years commencing September 1, 2011. Mr. Lim will be paid a consulting fee of $150,000 and a bonus payable if a target level of revenues and EBITDA of the KGIC Colleges are met for the KGIC Colleges at the end of each fiscal year, calculated based on 6% of EBITDA plus 0.1% of revenue if revenue is over 90% of the current year’s pre-approved target set by us and EBITA is over 80% of the current year’s pre-approved budget set by us. Mr. Lim may terminate the agreement upon six months’ prior written notice. KGIC Colleges may terminate the agreement in the event of dishonesty, non-performance, breach of a material term of the agreement by Mr. Lim, fraud, failure to achieve or maintain certain financial or performance goals, or if the executive engages in any behaviour or conduct considered to be detrimental to our business and reputation. Mr. Lim was not paid a bonus in fiscal 2012.

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

The Board of Directors meets for a formal board meeting approximately four times per year o review and discuss our business activities, and to consider and if thought fit, to approve matters presented to the Board of Directors for approval, and to provide guidance to management. Additional meetings are conducted on an as needed basis. In addition, management informally provides updates to the Board of Directors at least once per quarter between formal meetings. In general, management consults with the Board of Directors when deemed appropriate to keep it informed regarding our affairs. All individuals who were our directors during the fiscal year ended August 31, 2012 attended each of the Board meetings held while such individual was a director, in person, via teleconference, video conference or personal representative. There were four Board meetings held during the financial year ended August 31, 2012.

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

The Board of Directors facilitates the exercise of independent supervision over management through various meetings and committees of the Board of Directors. At present, the Board of Directors has an audit committee, a compensation committee, an executive committee and a corporate governance committee. When necessary, the Board of Directors will strike a special committee of independent directors to deal with matters requiring independence. The composition of the Board of Directors is such that the independent directors have significant experience in business affairs and, as a result, these directors are able to provide significant and valuable independent supervision over management. Independent members of our Board of Directors meet at least once per year without management present.

In the event of a conflict of interest at a meeting of the Board of Directors, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of our company, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

Audit Committee

We are required by the Business Corporations Act (British Columbia) to have an audit committee comprised of at least three directors, all of whom must be independent (i.e. not our officers or employees or officers or employees of any of our affiliates). Pursuant to National Instrument 52-110 Audit Committees in Canada, we have adopted a written charter setting out the duties and responsibilities of our audit committee.

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

The audit committee reviews the adequacy of its charter on an annual basis, and is required to approve the engagement of our external auditors in respect of all non-audit services.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Membership

The members of the audit committee are as follows, with Troy Rice acting as chairman:

Derek Feng	Independent(1)	Financially literate(1)
David Hsu	Independent(1)	Financially literate(1)
Troy Rice	Independent(1)	Financially literate(1)
Shane Weir	Independent(1)	Financially literate(1)

(1)	As defined in National Instrument 52-110 Audit Committees, which sets out the requirement governing audit committees in Canada.

Corporate Governance Committee

The corporate governance committee assists the Board of Directors in fulfilling its oversight responsibilities relating to our governance and our relationship with senior management. The members of the corporate governance committee are Toby Chu, Troy Rice and Shane Weir (chair). The committee’s role includes developing and monitoring the effectiveness of our system of corporate governance and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the Board of Directors and its committees. The corporate governance committee is responsible for recommending to the Board of Directors a set of corporate governance principles and reviewing these principles.

Compensation Committee

The members of the compensation committee are David Hsu (chair), Tony David and Derek Feng. All compensation of our officers and members of our Board of Directors is approved by a majority of the independent directors. All of the compensation committee members are independent directors.

The Board of Directors has established a compensation committee which, under the supervision of the Board of Directors, reviews and recommends the compensation for our executive officers.  The committee also oversees our general compensation and benefits policies, our stock option plan and the grant of stock options. The compensation committee has adopted a charter which sets out its duties and the powers delegated to it by the Board of Directors.

A compensation consultant or advisor has not been retained, at any time since our most recently completed financial year, to assist the Board of Directors or the compensation committee in determining compensation for any of our directors or executive officers.

Executive Committee

The executive committee was formed in order to provide for expeditious decision making by the Board of Directors. The members of the executive committee are Toby Chu (chairman), Derek Feng and David Hsu.  This committee has the same authority as our full Board of Directors, but excluding the ability to appoint new directors.

Compensation of Directors

See the table provided under “Item 6.B Directors, Senior Officers and Employees – Compensation”.

D.           Employees

As of January 11, 2013, we engaged a total of 592 employees on a consolidated basis. The table below describes the number of employees engaged by each of our subsidiaries and our corporate operations, as well as the number of employees by functional area.

	CIBT Education Group Vancouver	CIBT China	IRIX Vancouver	Sprott-Shaw	KGIC Colleges	Total
Executive	3	1	1	6	3	14
Management	2	7	3	25	16	53
Other Staff	1	11	11	97	54	174
Instructors	-	10	-	178	163	351
TOTAL	6	29	15	306	236	592

The number of employees we engaged on a consolidated basis increased from 308 in fiscal 2008 to 480 in fiscal 2009, 652 in fiscal 2010, 712 in fiscal 2011, 721 in fiscal 2012, and 592 as of January 11, 2013. The increase in employees from fiscal 2008 to the present time is primarily due to our acquisition of Sprott-Shaw in December 2007, the acquisition of substantially all of the assets of KGIC on March 15, 2010 and the subsequent growth in KGIC following its acquisition.

E.           Share Ownership

The following table sets forth the ownership information concerning the number of common shares owned beneficially as of January 11, 2013 by: (i) each of our directors and officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess voting and investment powers with respect to the shares shown.

As of January 11, 2013, there were 71,949,344 common shares issued and outstanding. The number of shares described below includes shares which the beneficial owner described has the right to acquire as specified in the notes below. Statements as to securities beneficially owned by officers and directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shares	Percent of Class
Toby Chu	5,300,247 (1)	7.4%
Dennis Huang	200,000 (2)	*
Patrick Dang	100,000 (3)	*
Alvin Chu	20,712 (4)	*
Sung Sub Lim	50,000 (5)	*
Tony David	797,085 (6)	1.1%
David Hsu	4,834,419 (7)	6.7%
Troy Rice	690,200 (8)	*
David Kong	279,500 (9)	*
Shane Weir	766,666 (10)	1.1%
Derek Feng	100,000 (11)	*
All Officers and Directors as a Group	13,138,829	18.3%

*  Less than 1%.

(1)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chu’s direct holdings equal 397,900 common shares and options to purchase: (i) 10,000 common shares at $0.80 per share until May 2, 2013; and (ii) 440,000 common shares at an exercise price of $0.24 per share until January 6, 2017. The grant dates of these options were (a) May 3, 2010; and (b) January 6, 2012. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,952,347 common shares of CIBT Education Group, warrants to purchase 200,000 common shares at an exercise price of C$0.35 per share until July 11, 2014 and options to purchase: (i) 200,000 common shares at C$0.42 per share until March 1, 2016; and (ii) 100,000 common shares at C$0.24 per share until January 6, 2017. The grant dates of these options were (a) March 1, 2011; and (b) January 6, 2012. Concordia Financial Management Corp. also holds warrants to purchase 200,000 common shares at an exercise price of C$0.35 per common share until July 11, 2014.

(2)
Dennis Dan Huang is our Chief Financial Officer and Corporate Secretary, and the Chief Financial Officer and Corporate Secretary of CIBT. Mr. Huang’s security holdings includes options to purchase: (i) 100,000 common shares of CIBT Education Group at an exercise price of C$0.54 until October 13, 2013; and (ii) 100,000 common shares of CIBT Education Group at an exercise price of C$0.24 per share until January 6, 2017. The grant dates of these options were (a) October 14, 2010; and (b) January 6, 2012.

(3)
Patrick Dang is the President of Sprott-Shaw. Mr. Dang holds options to purchase 100,000 common shares at an exercise price of C$0.42 per common until March 1, 2016. The grant date of these options was March 1, 2011.

(4)
Alvin Chu is the President and Chief Executive Officer of IRIX and is the brother of Toby Chu. Mr. Chu’s security holdings include 5,712 common shares and options to purchase 15,000 common shares at an exercise price of C$0.42 per share until March 1, 2016. The grant date of these options was March 1, 2011.

(5)
Sung Sub Lim is the Vice President of each of the KGIC Colleges. Mr. Lim’s holdings include options to purchase 50,000 common shares at an exercise price of C$0.24 per share until January 6, 2017. The grant date of these options was January 6, 2012.

(6)
Tony David is a director of our company.  His shareholdings include 264,418 common shares in his name and options to purchase common shares of CIBT Education Group as follows: (i) 10,000 common shares at C$0.80 per common share until May 2, 2013; (ii) 25,000 common shares at an exercise price of C$0.42 per share until March 1, 2016; and (iii) 70,000 common shares at an exercise price of C$0.24 per share until January 6, 2017. The dates of grant for these options were: (a) May 3, 2010; (b) March 1, 2011; and (c) January 6, 2012. Tony David also has voting and investment control over H Tony David Holdings Ltd., a company that holds  361,000 common shares of CIBT Education Group and warrants to purchase 66,667 common shares at an exercise price of C$0.35 per common share until July 11, 2014.

(7)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 1,607,100 common shares in his own name and options to purchase: (i) 10,000 common shares at C$0.80 per common share until May 2, 2013; (ii) 100,000 common shares at an exercise price of C$0.42 per share until March 1, 2016; and (iii) 150,000 common shares at an exercise price of C$0.24 per share until January 6, 2017. The grant dates of these options were (a) May 3, 2010; (b) March 1, 2011; and (c) January 6, 2012. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,063,546 common shares and warrants to purchase 333,333 common shares at an exercise price of C$0.35 per share until July 11, 2014. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(8)
Troy Rice is a director of CIBT Education Group. His shareholdings include 430,200 common shares of CIBT Education Group and options to purchase: (i) 10,000 common shares at C$0.80 per common share until May 2, 2013; (ii) 100,000 common shares at an exercise price of C$0.42 per share until March 1, 2016; and (iii) 150,000 common shares at an exercise price of C$0.24 per share until January 6, 2017. The dates of grant for these options were: (a) May 3, 2010; (b) March 1, 2011; and (c) January 6, 2012.

(9)
David Kong was a director of CIBT Education Group until his resignation on December 16, 2011. His direct holdings include options to purchase 50,000 common shares at C$0.60 per common share until August 8, 2013. The grant date of the options was August 9, 2010. Mr. Kong also holds warrants to purchase 100,000 common shares at C$0.35 per common share until July 11, 2014. Mr. Kong also holds 129,500 common shares through Anaconda Investments Corp., a company controlled by Mr. Kong.

(10)
Shane Weir is a director of CIBT Education Group. He holds options to purchase: (a) 10,000 common shares at C$0.80 per common share until May 2, 2013; and (b) 90,000 common shares at C$0.24 per share until January 6, 2017. The grant dates of the options were (a) May 3, 2010 and (b) January 6, 2012. Concepts & Creations Ltd. is a company controlled by Shane Weir that holds 333,333 common shares of CIBT Education Group and warrants to purchase 333,333 common shares at C$0.35 per common share until July 11, 2014.

(11)
Derek Feng has been a director of CIBT Education Group since July 19, 2011. His holdings include options to purchase 100,000 common shares at C$0.24 per share until January 6, 2017. The grant date of the options was January 6, 2012.

Stock Option Plan

On December 17, 2010, our shareholders approved a “rolling” stock option and stock bonus plan (the “Current Plan”) that complies with the polices of the Toronto Stock Exchange whereby a maximum of 10% of our issued common shares, from time to time, may be reserved for issuance pursuant to the exercise of options. Directors and officers and employees of CIBT Education Group and its subsidiaries, any other person or company engaged to provide ongoing management or consulting services for CIBT Education Group or for any entity controlled by it, and any person who is providing ongoing management or consulting services to CIBT Education Group or to any entity controlled by CIBT Education Group indirectly through a company that is providing management or consulting services, is eligible to receive stock options under the Current Plan.  The Current Plan was approved by the Toronto Stock Exchange on   December 30, 2010 and by the NYSE MKT LLC on January 13, 2011.

The purpose of our stock option plan is to attract, retain and motivate our directors, officers, and employees. The Current Plan complies with the policies of the Toronto Stock Exchange. The material terms of our current stock option plan can be found under “Item 6. Directors, Senior Management and Employees – B. Compensation – Director and Officer Stock Option Grants” of this Form 20-F.

As at January 11, 2013, we had 71,949,344 issued and outstanding common shares. Also, as of January 11, 2013, a total of 4,533,000 options to purchase common shares were granted under the stock option plan and 2,661,934 options were available to be granted.

A summary of the plan details is below.

As of January 11, 2013
Number of Common Shares to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining Available for Future Issuance under the Stock Option Plan
4,533,000	$0.31	2,661,934

Under the stock option plan, options will be awarded to directors, officers, and employees at the discretion of the Board of Directors, taking into consideration their remuneration, length of service, nature and quality of work performed by them.

ITEM 7. Major Shareholders and Related Party Transactions

As of January 11, 2013, there were 71,949,344 issued and outstanding common shares. To our knowledge, the only directors and officers owning, and only other persons owning, 5% or more of the outstanding shareholdings in us, directly or indirectly, or exercising control or direction over such shares (the “Major Shareholders”), are as provided in the table below (the “Table of Major Shareholders”).

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Common shares	Toby Chu	5,300,247 (1)	7.4%
Common shares	David Hsu	4,834,419 (2)	6.7%
Common shares	MacKenzie Financial Corporation	4,770,900 (3)	6.6%
Common shares	Shane Corp.	10,794,558 (4) (5)	15.0%

(1)
Toby Chu is a director, Vice Chairman, President and Chief Executive Officer of us and CIBT and a director and secretary of IRIX. Mr. Chu’s direct holdings equal 397,900 common shares and options to purchase: (i) 10,000 common shares at $0.80 per share until May 2, 2013; and (ii) 440,000 common shares at an exercise price of $0.24 per share until January 6, 2017. The grant dates of these options were (a) May 3, 2010; and (b) January 6, 2012. Toby Chu also has voting and investment control over Concordia Financial Management Corp., a company that holds 3,952,347 common shares of CIBT Education Group, warrants to purchase 200,000 common shares at an exercise price of C$0.35 per share until July 11, 2014 and options to purchase: (i) 200,000 common shares at $0.42 per share until March 1, 2016; and (ii) 100,000 common shares at $0.24 per share until January 6, 2017. The grant dates of these options were (a) March 1, 2011; and (b) January 6, 2012. Concordia Financial Management Corp. also holds warrants to purchase 200,000 common shares at an exercise price of $0.35 per common share until July 11, 2014.

(2)
David Hsu is a director and Chairman of CIBT Education Group and CIBT. His shareholdings include 1,607,100 common shares in his own name and options to purchase: (i) 10,000 common shares at $0.80 per common share until May 2, 2013; (ii) 100,000 common shares at an exercise price of $0.42 per share until March 1, 2016; and (iii) 150,000 common shares at an exercise price of $0.24 per share until January 6, 2017. The grant dates of these options were (a) May 3, 2010; (b) March 1, 2011; and (c) January 6, 2012. David Hsu also has voting and investment control over First International Management Ltd., a company that holds 200,000 common shares. Golden Field Company is a company controlled by David Hsu that holds 2,063,546 common shares and warrants to purchase 333,333 common shares at an exercise price of C$0.35 per share until July 11, 2014. An additional 370,440 common shares are held by Grande Dame Nevada LLC, a company controlled by David Hsu.

(3)	The shareholdings of Mackenzie Financial Corporation are as of February 14, 2012 and include 4,770,900 common shares of CIBT Education Group.
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

(5)
As of February 28, 2012, Shane Corp. directly held 10,794,558 common shares.  As a result of the relationships described in note (4) to this table, Shane Corp. may be deemed to beneficially own an additional 10,459,865 common shares held directly by Camden Partners Strategic Fund III, L.P. and 434,693 common shares held directly by Camden Partners Strategic Fund III-A, L.P.  All of the options granted to David Warnock as a director described in “Director and Officer Stock Option Grants” are excluded from the common shares reported as being beneficially owned by Shane Corp.

All of our common shares have identical voting rights. As of January 11, 2013, there were 136 holders of record of our common shares in total, including 27 U.S. holders, 94 Canadian holders and 15 holders in other countries. As of January 11, 2013, there were 71,949,344 of our common shares outstanding, including 17,548,137 common shares or 24.4% held by U.S. holders.

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

The Major Shareholders or former Major Shareholders disclosed in past Form 20-F filings, with significant changes in percentage of ownership held in our common shares during the past three years are as follows:

●	Toby Chu’s ownership interest was 5% as of March 13, 2009, 5.4% as of February 24, 2011, 7.6% as of February 28, 2012, and 7.4% as of January 11, 2013.

●	David Hsu’s ownership interest was 6% as of March 13, 2009, 5.6% as of February 24, 2011, 6.4% as of February 28, 2012, and 6.7% as of January 11, 2013.

●	MacKenzie Financial Corporation’s ownership interest decreased from 8.8% as of February 25, 2010 to 6.9% as of December 31, 2010, to 6.6% as of February 28, 2012.

●	Shane Corp.’s ownership interest was 16% as of March 13, 2009, 15.6% as of February 24, 2011, and 15.0% as of February 28, 2012.

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

Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees collected by Beihai College are required to be remitted directly to the local treasury bureau of the Chinese Government as non-taxable administrative revenue when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang College. Weifang College can receive funds from the account by claiming expenditures under a pre-approved plan of budget submitted to the local treasury bureau. Beihai College then can claim funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.  As a Chinese-foreign cooperative joint venture school without legal person status, Beihai College is exempted from income tax and shall allocate 20% of its tuition income to a development fund used for program development purposes. CIBT, as foreign investor of Beihai College, shall pay 25% income tax on funds it claims from Weifang when it transfers such profit from Beihai College back to CIBT.  As at August 31, 2012, Weifang owed $2,922,580 (August 31, 2011 – $2,592,660) to CIBT.  In addition, as at August 31, 2012, CIBT owed $1,060,700 (August 31, 2011 – $1,103,538) to Weifang.

As at August 31, 2012, a balance of $38,917 (August 31, 2011 – $59,484) was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by our officers and directors.  The $38,917 balance is comprised of $966 (August 31, 2011 – $13,222) due to our officers and $37,951 (August 31, 2011 – $46,262) due to Alvin Chu, the President of IRIX, as a result of advances of funds loaned to IRIX by Alvin Chu.

As at August 31, 2012, a balance of $62,500 (August 31, 2011 – $100,000)  was due from one of our directors as a result of subscribing for shares in our common stock pursuant to a private placement that was completed on July 13, 2011.  $37,500 of the balance was repaid in fiscal 2012 and the remaining balance of $62,500 is being repaid on a periodic basis by the director.

During the year ended August 31, 2012 we and our subsidiaries incurred $1,015,772 (fiscal 2011 – $1,091,249) for management fees and salaries paid or payable to certain directors and officers employed by us, CIBT, Sprott-Shaw, KGIC and IRIX. We also issued stock options to directors and officers of us and our subsidiaries in the amount of $75,544 for the year ended August 31, 2012 (August 31, 2011 – $29,951).

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

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8. Financial Information

A.           Consolidated Statements and Other Financial Information

Included in this annual report are our audited consolidated financial statements, together with related notes and the report of our independent auditor, as at and for the fiscal years ended August 31, 2012 and 2011. See “Item 18. Financial Statements”.

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

ITEM 9. The Offer and Listing

A.           Price History

Our common shares trade under the symbol “MBA” in Canada on the TSX since May 27, 2010 (previously on the TSX Venture Exchange), and in the U.S. on the NYSE MKT LLC since April 11, 2008.

As of January 11, 2013, the closing price of our common shares on the Toronto Stock Exchange was $0.20, and the high and low prices of our common shares were $0.20 and $0.20.  Also as of January 11, 2013, the closing price of our common shares on the NYSE MKT LLC was US$0.19 and the high and low prices of our common shares were US$0.19 and US$0.19.

The information presented in the table below represents, for the indicated periods, the reported high and low prices of our common shares listed on the TSX Venture Exchange and Toronto Stock Exchange in Canadian Dollars, and the NYSE MKT LLC in U.S. dollars.

	TSX and TSX-V		Amex
	High	Low	High	Low
Annual Market Prices for fiscal year ended	(C$)	(C$)	(US$)	(US$)
August 31, 2012	0.35	0.17	0.30	0.12
August 31, 2011	0.25	0.25	0.26	0.26
August 31, 2010	0.92	0.52	0.87	0.48
August 31, 2009	1.61	0.35	1.45	0.28
August 31, 2008	2.59	1.38	2.33	1.30

Quarterly Market Prices for quarter ended
November 30, 2012	0.22	0.15	0.24	0.13
August 31, 2012	0.28	0.18	0.30	0.12
May 31, 2012	0.28	0.17	0.28	0.17
February 29, 2012	0.35	0.18	0.30	0.18
November 30, 2011	0.30	0.19	0.29	0.18
August 31, 2011	0.37	0.22	0.35	0.20
May 31, 2011	0.42	0.24	0.45	0.25
February 28, 2011	0.52	0.35	0.58	0.36
November 30, 2010	0.64	0.43	0.60	0.41

Monthly Market Prices
December 2012	0.25	0.17	0.25	0.15
November 2012	0.21	0.16	0.23	0.13
October 2012	0.21	0.15	0.21	0.15
September 2012	0.22	0.17	0.24	0.16
August 2012	0.25	0.18	0.22	0.17
July 2012	0.24	0.18	0.25	0.18

Approximate Number of Holders of our Common Shares

As of January 11, 2013, there were 71,949,344 of our common shares outstanding and 136 holders of record. Certain of our shares are held in “nominee” or “street” name; accordingly, we believe the number of beneficial owners is greater than the foregoing number.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our common shares trade under the symbol “MBA” in Canada on the TSX (previously on the TSX Venture Exchange until May 26, 2010), and in the U.S. on the NYSE MKT LLC since April 11, 2008.

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

Agreement(s)	Description
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

Agreement(s)	Description
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

Agreement(s)	Description
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

GLN Center Agreement with Whampoa University of Beijing
In April 2012, we entered into an agreement with Whampoa University of Beijing to establish a GLN Center at its Beijing campus. The GLN Center will deliver AHL-EI hospitality programs and first aid, crisis management, and emergency response training programs.

Employment Agreement with Sung Sub Lim
On January 3, 2012 we entered into an employment agreement with Sung Sub Lim to serve as the President of KGIC for a term of five years, with such term having commenced on September 1, 2011. Mr. Lim will be paid a consulting fee of $150,000 and a bonus payable if a target level of revenues and EBITDA of the KGIC Colleges are met for the KGIC Colleges at the end of each fiscal year, calculated based on 6% of EBITDA plus 0.1% of revenue if revenue is over 90% of the current year’s pre-approved target set by us and EBITA is over 80% of the current year’s pre-approved budget set by us. Mr. Lim may terminate the agreement upon six months’ prior written notice. KGIC Colleges may terminate the agreement in the event of dishonesty, non-performance, breach of a material term of the agreement by Mr. Lim, fraud, failure to achieve or maintain certain financial or performance goals, or if the executive engages in any behaviour or conduct considered to be detrimental to our business and reputation. Mr. Lim was not paid a bonus in fiscal 2012.

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

There is no limitation imposed by Canadian law or our notice of articles or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada).

The Investment Canada Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Canada Act, referred to in this discussion as a “non-Canadian” who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Canada Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. Whether or not an investment is reviewable, the Investment Canada Act also provides for a review of investments that the Minister responsible for the Investment Canada Act, after consultation with the Minister of Public Safety and Emergency Procedures, considers could be injurious to Canadian national security. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it were an investment to acquire control of us and the value of our assets were $5 million or more. The Investment Canada Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Canada Act, an investment in our common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Canada Act) would be reviewable only if it were a direct investment (indirect acquisitions by or from WTO investors are not reviewable pursuant to Canada’s international commitments)  to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount is $330 million in 2012. The threshold amount is subject to an annual adjustment on January 1st on the basis of a prescribed formula in the Investment Canada Act to reflect inflation and real growth within Canada. Pursuant to amendments to the Investment Canada Act that have received royal assent but have not yet been implemented, the threshold amount will be increased to $600 million and then raised to $1 billion over a four year period, and adjusted annually thereafter.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Canada Act, including:

●	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

●
acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

●
acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

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

The State Administration of Foreign Exchange (“SAFE”) administers foreign exchange dealings and requires that they are transacted through designated financial institutions. All Foreign Investment Enterprises (“FIEs”) may buy and sell foreign currency from designated financial institutions in connection with current account transactions, including, but not limited to, profit repatriation. With respect to foreign exchange needed for capital account transactions, such as equity investments, all enterprises in China (including FIEs) are required to seek approval of the SAFE to exchange RMB into foreign currency. When applying for approval, such enterprises will be subject to review by the SAFE as to the source and nature of the RMB funds.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is August 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at:

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

E.           Use of Proceeds

Not Applicable.

ITEM 15. Controls and Procedures

A.           Evaluation of Disclosure Controls and Procedures

We carried out, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended).  Based on their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of August 31, 2012, our disclosure controls and procedures were not effective due to the material weaknesses described below.

B.           Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2012, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In our assessment of the effectiveness in internal control over financial reporting as of August 31, 2012, we determined that there were control deficiencies that constituted material weaknesses, as described below.

●
In the process of documenting and improving our controls over financial reporting, management has identified certain material weaknesses that existed in the design or operation of our internal control over financial reporting including ineffective control over the financing reporting of subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2012.

Remediation of Material Weaknesses

We are in the process of developing and implementing a remediation plan to address the material weaknesses as described above. During the year ended August 31, 2013, we plan to take the following actions to improve internal controls over financial reporting:

●	enhance our risk assessment, internal control design and documentation; and

●	develop and implement other procedures in the internal control function.

In light of the aforementioned material weaknesses, management conducted a thorough review of all significant or non-routine adjustments for the year ended August 31, 2012. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended August 31, 2012 fairly present in all material respects our financial position and results of operations in conformity with IFRS.

We have allocated additional resources, human capital, consultants, and management effort to our accounting processes which we believe will improve our internal control over financial reporting.  We are currently in the process of rectifying these deficiencies and will be engaging an external consultant to design effective internal control processes and procedures for our company in fiscal 2013, and by hiring and training additional staff with appropriate knowledge and skills to effectively work in the accounting and finance departments. We plan to continue to invest in improving our internal control over financial reporting over the next fiscal year.

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

D.           Changes in Internal Control

During the year ended August 31, 2012, we have allocated additional resources, human capital, consultants, and management effort to our accounting processes, which we expect will improve our internal control over financial reporting.  We plan to continue to invest in improving our internal controls over financial reporting over the next fiscal year.

ITEM 16. [Reserved]

ITEM 16A. Audit Committee Financial Expert

Our audit committee is comprised of four members: Derek Feng, David Hsu, Troy Rice and Shane Weir. The Chairman of the Audit Committee is Troy Rice. Our Board of Directors has determined that all four members of our audit committee are financial experts as defined in paragraph (b) of Item 16A of the Form 20-F. All four members are considered to be independent as defined by the NYSE MKT LLC, in accordance with Rule 10A-3 to the Exchange Act. All members of the audit committee are financially literate.

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

Derek Feng is currently Chairman/Interim CEO of ChinaCast Education Corporation and serves as an advisor to several companies.  From 2006 to 2011, he was Executive Vice President, Strategy, Planning and Operations at Knowledge Universe, an education holding company with more than 40,000 employees in North America, Europe and Asia.  Prior to joining Knowledge Universe, Mr. Feng held several executive positions at the General Electric Company including leading global business development at GE Industrial, a $33 billion revenue division of GE.  Mr. Feng graduated from Tsinghua University in China in 1989 with a Bachelor’s degree in Industrial Automation and earned a Master of Business Administration degree from University of California, Los Angeles in 1992.

David Hsu obtained his Medical Doctorate from the Medical School of the University of Hamburg, Germany in 1967 and MBA from Pepperdine University of Malibu, California in 1987. Dr. Hsu is one of the founders of Multi-Fineline Electronix, Inc. (NASDAQ: MFLEX), a company that manufactures and assembles flexible circuits.

Troy Rice served as Senior Vice President of Business Development at Universal Technical Institute, Inc. (NYSE: UTI), an automotive repair education company, from 2002 to 2005. From 2001 to 2002 Mr. Rice was Vice President at Petsmart, Inc. (NASDAQ: PETM), a supplier of pet supplies and products, and from 1995 to 2001, he was a Senior Vice President of Comfort Systems U.S.A. (NYSE: FIX), and has been the chief financial officer of five companies. Mr. Rice received his Bachelor’s degree in accounting from the University of Iowa in 1985 and his MBA from Arizona State University in 1992. Mr. Rice is also a Certified Public Accountant in the State of Arizona.

Shane Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries in Hong Kong. He received his LL.B from the University of Saskatchewan in 1977 and practices in areas of Business Law, Banking Law, Commercial Law, Finance, Immigration, Intellectual Property, Securities, Taxation, Telecoms, Trademarks, Entertainment Law, and Trusts and Estates. Mr. Weir is an independent non-executive director and a member of the audit committee of e-Kong Group Limited, a listed company in Hong Kong. He has more than 40 years of relevant experience and/or experience that assists in understanding and evaluating a company’s financial statements and other financial information.

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

ITEM 16B. Code of Ethics

Our Board of Directors adopted a code of ethical conduct that sets out guidelines and expectations regarding the conduct on the part of our directors, officers and employees. Our code of ethical conduct, filed as Exhibit 11.1 to our Form 20-F annual report filed on January 2, 2008, is incorporated by reference into this annual report.

During the fiscal year ended August 31, 2012 we did not amend our code of ethical conduct and did not grant any waiver. If the provisions of our code of ethical conduct are amended, or if a waiver is granted, we will disclose such amendment or waiver.

We have an Insider Trading Policy (the “Policy”) which sets out guidelines and expectations regarding the conduct on the part of our directors, officers, employees, consultants and contractors, which provides additional measures regarding the acquisition or disposal of any of our securities. The Policy, filed as Exhibit 10.1 to our Form 20-F annual report filed on March 1, 2010, is incorporated by reference into this annual report.

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

ITEM 16C. Principal Accountant Fees and Services

The table below sets forth the aggregate fees for professional services rendered by our principal accountants, Deloitte LLP for the fiscal years ended August 31, 2011 and 2012.

	For the year ended August 31, 2011	For the year ended August 31, 2012
	(C$)	(C$)
Audit Fees (1)	300,500	380,000
Audit-Related Fees (2)	199,200	149,000
Tax Fees (3)	58,362	60,050
All Other Fees (4)	18,000	0
Total	576,062	589,050

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our consolidated annual financial statements, the review of our comparative financial statements, the review of our Form 20-F annual report and consultation services for our changeover to IFRS.

(2)
“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services.
(4)	All other fees consist of fees billed which are not included under audit fees, audit related fees or tax fees. Such services for fiscal 2011 related to training services for our changeover to IFRS.

Audit Committee’s Pre-approval Process

Our audit committee reviews and pre-approves the scope and the cost of all audit and audit-related services performed by the independent auditors. There were no audit or audit-related fees for the last two fiscal years that were not pre-approved by our audit committee. All services described above provided by Deloitte LLP during the last two fiscal years were approved by our audit committee pursuant to Rule 2-01(c)(7)(i) of Regulation S-X. We have not yet adopted specific policies and procedures to pre-approve non-audit services.

Our audit committee approved all audit related, tax related and all other fees. The percentage of hours expended on the principal accountant’s engagement to audit our financial statements for the year ended August 31, 2012 that were attributable to work performed by persons other than the principal accountant’s full-time, permanent employees was nil.

ITEM 16D. Exemptions from the Listings Standard for Audit Committees

None.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth information relating to shares we repurchased pursuant to normal course issuer bids we conducted from July 1, 2006 to October 31, 2009 under the facilities of the TSX Venture Exchange, and under the facilities of the Toronto Stock Exchange from February 4, 2011 to February 3, 2012 and our current bid being conducted from February 21, 2012 to February 20, 2013. The current normal course issuer bid has been approved by the Toronto Stock Exchange, and allows us to repurchase up to 3,000,000 of our common shares, representing approximately 4% of the 71,949,344 issued and outstanding shares as of January 11, 2013. As at January 11, 2013, we had purchased a total of 1,637,000 common shares under the current normal course issuer bid.

Subject to prescribed exceptions, under Toronto Stock Exchange policies we may purchase up to 4,566 common shares per day, representing 25% of the average daily trading volume of 18,264 common shares per day during the six months ending April 30, 2012. We may buy back common shares anytime during the 12-month period beginning on February 21, 2012 and ending on February 20, 2013 or on such earlier date as we may complete purchases pursuant to the normal course issuer bid, or provide notice of termination. Share purchases under the normal course issuer bid will be conducted through the facilities of the Toronto Stock Exchange and other Canadian marketplaces/alternative trading systems. The actual number of shares purchased, and the timing of any such purchases, will be determined by us, in accordance with the rules of the Toronto Stock Exchange.

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

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be P urchased Under the Plans or Programs
July 1 to July 31, 2006	5,000	0.90	253,500	746,500 (1)
August 1 to August 31, 2006	20,000	0.88	273,500	726,500 (1)
September 1 to September 30, 2006	32,000	0.87	305,500	694,500 (1)
October 1 to October 31, 2006	44,000	0.81	349,500	650,500 (1) 1,000,000 (2)
November 1 to November 30, 2006	257,000	0.78	257,000	743,000 (2)
December 1 to December 31, 2006	119,396	0.78	376,396	366,604 (2)
January 1 to January 31, 2007	312,500	0.80	688,896	311,104 (2)
February 1 to February 28, 2007	N/A	N/A	N/A	N/A
March 1 to March 31, 2007	N/A	N/A	N/A	N/A
April 1 to April 30, 2007	N/A	N/A	N/A	N/A
May 1 to May 31, 2007	Nil	Nil	Nil	1,000,000 (3)
June 1 to June 30, 2007	644,300	1.51	644,300	355,700 (3)
July 1 to July 31, 2007	256,400	1.73	900,700	99,300 (3) 800,000 (4) 899,300 (3)
August 1 to August 31, 2007	29,000	1.68	929,700	870,300 (3)
September 1 to September 30, 2007	N/A	N/A	N/A	N/A
October 1 to October 31, 2007	N/A	N/A	N/A	N/A
November 1 to November 30, 2007	N/A	N/A	N/A	N/A
December 1 to December 31, 2007	N/A	N/A	N/A	N/A

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be P urchased Under the Plans or Programs
January 1 to January 31, 2008	N/A	N/A	N/A	N/A
February 1 to February 28, 2008	N/A	N/A	N/A	N/A
March 1 to March 31, 2008	142,200	2.01	142,200	1,500,000 (5) 1,357,800 (5)
April 1 to April 30, 2008	376,200	2.14	518,400	981,600 (5)
May 1 to May 31, 2008	101,000	2.03	101,000	880,600 (5)
June 1 to June 30, 2008	36,000	1.90	554,400	844,600 (5)
July 1 to July 31, 2008	653,900	1.65	754,900	190,700 (5)
August 1 to August 31, 2008	178,900	1.51	733,300	11,800 (5)
September 1 to September 30, 2008	11,800	1.50	766,700	-
October 1 to October 31, 2008	163,500	0.48	163,500	1,000,000 (6) 836,500 (6)
November 1 to November 30, 2008	42,500	0.67	206,000	794,000 (6)
December 1 to December 31, 2008	108,000	0.42	314,000	686,000 (6)
January 1 to January 31, 2009	57,000	0.54	371,000	629,000 (6)
February 1 to February 28, 2009	26,000	0.59	397,000	626,400
March 1 to March 31, 2009	128,500	0.49	525,500	497,900
April 1 to April 30, 2009	61,500	0.58	587,000	436,400
May 1 to May 31, 2009	-	-	-	-
June 1 to June 30, 2009	5,500	0.56	592,500	430,900
July 1 to July 31, 2009	34,000	0.66	626,500	396,900
August 1 to August 31, 2009	32,500	0.55	659,000	364,400
September 1 to September 30, 2009	15,000	0.68	674,000	349,400
October 1 to October 31, 2009	20,000	0.70	694,000	329,400
November 1, 2009 to February 3, 2011	-	-	-	-
February 4 to February 28, 2011	5,000	0.40	5,000	2,995,000 (7)
March 1 to March 31, 2011	-	-	-	-
April 1 to April 30, 2011	41,000	0.27	46,000	2,954,000 (7)
May 1 to May 31, 2011	55,000	0.27	101,000	2,899,000 (7)
June 1 to June 30, 2011	-	-	-	-
July 1 to July 31, 2011	-	-	-	-

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) (C$)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be P urchased Under the Plans or Pro
August 1 to August 31, 2011	-	-	-	-
September 1 to September 30, 2011	24,500	0.24	125,500	2,874,500 (7)
October 1 to October 31, 2011	29,500	0.23	155,000	2,845,000 (7)
November 1 to November 30, 2011	33,500	0.26	188,500	2,811,500 (7)
December 1 to December 31, 2012	80,000	0.24	268,500	2,731,500 (7)
January 1 to January 31, 2012	100,000	0.28	368,500	2,631,500 (7) (8)
February 1 to February 29, 2012	92,000	0.24	460,500	2,662,500 (7) (8) 2,917,000 (8) (9)
March 1 to March 31, 2012	167,500	0.22	628,000	2,749,500 (9)
April 1 to April 30, 2012	189,500	0.22	817,500	2,560,000 (9)
May 1 to May 31, 2012	171,500	0.25	989,000	2,388,500 (9)
June 1 to June 30, 2012	155,500	0.24	1,144,500	2,233,000 (9)
July 1 to July 31, 2012	118,000	0.23	1,262,500	2,115,000 (9)
August 1 to August 31, 2012	176,500	0.23	1,439,000	1,938,500 (9)
September 1 to September 30, 2012	91,500	0.20	1,530,500	1,847,000 (9)
October 1 to October 31, 2012	37,000	0.20	1,567,500	1,810,000 (9)
November 1 to November 30, 2012	179,000	0.19	1,746,500	1,631,000 (9)
December 1 to December 31, 2012	215,000	0.19	1,961,500	1,416,000 (9)

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

(8)
In February 2012, a total of 9,000 common shares were repurchased under the 2011 plan described in Note 7 above, and 83,000 common shares were repurchased under the 2012 plan described in Note 9 below.

(9)
On February 16, 2012, we obtained approval from the Toronto Stock Exchange to conduct a normal course issuer bid allowing for the repurchase of up to 3,000,000 of our common shares at market price through the facilities of the Toronto Stock Exchange. This normal course issuer bid commenced on February 21, 2012 and will expire on February 20, 2013.

ITEM 16F. Change in Registrant’s Certifying Accountant

Deloitte LLP has served as our independent auditor since the fiscal year ended August 31, 2009 to present. The principal accountant’s report on our financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

ITEM 16G. Corporate Governance

Our common shares are listed on the NYSE MKT LLC. Section 110 of the NYSE MKT LLC Company Guide permits the NYSE MKT LLC to consider the laws, customs and practices of foreign issuers in relation to certain NYSE MKT LLC listing criteria, and to grant exemptions from NYSE MKT LLC listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our corporate governance practices differ from those followed by domestic companies pursuant to NYSE MKT LLC standards follows:

Shareholder Meeting Quorum Requirement: The NYSE MKT LLC minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE MKT LLC is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of our shareholders is one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE MKT LLC requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. Our company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Canada.

Nominating Committee Requirement and Director Appointments:  The NYSE MKT LLC requires that each company adopt a formal written charter or board resolutions addressing the process by which board nominees are to be selected or recommended for selection to a listed company’s nominating committee comprised solely of independent members, or by a majority of the independent directors of such company’s board of directors. At present, any member of our Board of Directors may nominate a candidate to act as a director. The Board of Directors as a whole reviews applications submitted by candidates and conducts interviews with candidates. In keeping with NYSE MKT LLC requirements, only the independent directors vote on the appointment of a candidate to our Board of Directors (apart from annual meetings where directors are elected to our Board of Directors by our shareholders to hold office for a term of one year or until the date of the next annual meeting). Under the Business Corporations Act (British Columbia), we may only appoint up to one-third of the current number of directors at a given time.

The foregoing is consistent with the laws, customs and practices in the province of British Columbia and the federal laws of Canada applicable in British Columbia.

In addition, we may from time to time seek relief from the NYSE MKT LLC corporate governance requirements on specific transactions under Section 110 of the NYSE MKT LLC Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website. Information contained on our website is not part of this annual report.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

Not applicable.

ITEM 18. Financial Statements

We are furnishing the following consolidated financial statements and reports prepared in accordance with IFRS:

CIBT Education Group August 31, 2012 Consolidated Financial Statements, Expressed in Canadian Dollars unless otherwise stated

CIBT EDUCATION GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars unless otherwise stated)

AUGUST 31, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF LOSS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants

To the Shareholders of CIBT Education Group Inc.,

We have audited the accompanying consolidated financial statements of CIBT Education Group Inc. (the “Company”), which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011 and September 1, 2010, and the consolidated statements of loss and statements of comprehensive loss, statements of changes in equity, and statements of cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBT Education Group Inc. as at August 31, 2012, August 31, 2011 and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012, and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
December 2, 2012
Vancouver, Canada

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
EXPRESSED IN CANADIAN DOLLARS

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010

ASSETS

CURRENT
Cash and cash equivalents	$7,964,476	$6,456,568	$11,511,835
Restricted cash	257,500	250,000	-
Accounts receivable (Note 3)	8,624,143	8,513,553	11,223,894
Marketable securities (Note 4)	-	-	60,000
Prepaid expenses	826,968	763,469	1,197,086
Inventory	463,626	593,838	530,467

TOTAL CURRENT ASSETS	18,136,713	16,577,428	24,523,282
DUE FROM RELATED PARTIES (Note 22)	62,500	100,000	143,721
PROPERTY AND EQUIPMENT (Note 5)	3,519,170	2,631,818	3,418,853
INTANGIBLE ASSETS (Notes 6 & 8)	12,248,526	12,171,161	15,726,084
GOODWILL (Notes 7 & 8)	8,485,791	8,335,791	10,623,696
DEFERRED OFFERING COSTS (Note 9)	-	-	400,252
DEFERRED INCOME TAX ASSETS (Note 16)	2,299,061	2,262,377	688,964

TOTAL ASSETS	$44,751,761	$42,078,575	$55,524,852

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 10)	$4,695,590	$4,145,612	$5,007,187
Provisions (Note 11)	427,814	587,638	122,188
Income taxes payable	523,654	499,905	522,921
Deferred educational revenue	17,443,635	13,881,145	17,836,047
Current portion of finance lease obligations (Note 12)	167,902	101,765	118,098
Current portion of long-term debt (Note 12)	1,552,712	2,152,492	2,757,164
Due to related parties (Note 22)	38,917	59,484	118,303

TOTAL CURRENT LIABILITIES	24,850,224	21,428,041	26,481,908

FINANCE LEASE OBLIGATIONS (Note 12)	575,456	249,132	222,810
LONG-TERM DEBT (Note 12)	31,520	34,232	36,724
DEFERRED INCOME TAX LIABILITIES (Note 16)	2,191,708	2,066,733	1,321,882

TOTAL LIABILITIES	27,648,908	23,778,138	28,063,324

SHARE CAPITAL (Note 13)	48,182,766	48,182,766	47,709,836
RESERVES	2,204,006	2,352,897	1,989,246
DEFICIT	(34,561,006)	(33,378,462)	(23,564,680)
ACCUMULATED OTHER COMPREHENSIVE LOSS	12,152	(2,331)	-

EQUITY ATTRIBUTABLE TO CIBT EDUCATION GROUP INC. SHAREHOLDERS	15,837,918	17,154,870	26,134,402

NON-CONTROLLING INTERESTS	1,264,935	1,145,567	1,327,126

TOTAL EQUITY	17,102,853	18,300,437	27,461,528

TOTAL LIABILITIES AND EQUITY	$44,751,761	$42,078,575	$55,524,852

COMMITMENTS (Note 17)

Approved on behalf of the Board:

/s/ Toby Chu	/s/ Troy Rice
Toby Chu, Chief Executive Officer & Director	Troy Rice, Director

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF LOSS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended August 31, 2012	Year Ended August 31, 2011

REVENUES
Educational	$56,148,724	$56,665,246
Design and advertising	1,819,963	1,909,880

	57,968,687	58,575,126

DIRECT COSTS
Educational	26,187,799	26,608,343
Design and advertising	964,882	996,459

	27,152,681	27,604,802

OTHER EXPENSES
General and administrative (Note 20)	29,598,356	32,858,532
Amortization of property, equipment and intangible assets (excluding agency fees)	1,581,460	1,657,575
Share-based payment expense	178,564	59,896
Business development costs	48,776	230,362

	31,407,156	34,806,365

INTEREST AND OTHER INCOME	91,879	180,645
FOREIGN EXCHANGE GAIN	5,874	10,771
FINANCE COSTS	(144,899)	(153,656)
LOSS ON DISPOSAL OF ASSETS	(57,146)	(39,656)
IMPAIRMENT OF MARKETABLE SECURITIES (Note 4)	-	(60,000)
IMPAIRMENT OF PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS AND GOODWILL (Note 5 and 8)	-	(5,897,778)
WRITE-OFF OF DEFERRED OFFERING COSTS (Note 9)	-	(510,711)

LOSS BEFORE INCOME TAXES	(695,442)	(10,306,426)

INCOME TAX (Note 16)
Current income tax recovery (expense)	(30,155)	14,943
Deferred income tax recovery (expense)	(88,291)	828,562

	(118,446)	843,505

NET LOSS	$(813,888)	$(9,462,921)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(1,182,544)	$(9,813,782)
Non-controlling interests	368,656	350,861

NET LOSS	$(813,888)	$(9,462,921)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.14)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING BASIC AND DILUTED	68,966,130	67,229,127

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended August 31, 2012	Year Ended August 31, 2011

NET LOSS	$(813,888)	$(9,462,921)
OTHER COMPREHENSIVE LOSS:
Unrealized foreign exchange translation adjustment	49,070	(28,817)

TOTAL COMPREHENSIVE LOSS:	$(764,818)	$(9,491,738)

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(1,168,061)	$(9,816,113)
Non-controlling interests	403,243	324,375

	$(764,818)	$(9,491,738)

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
EXPRESSED IN CANADIAN DOLLARS

	Share Capital		Reserves				Accumulated
							Other
	Number of			Share-			Comprehensive	Total	Non-
	Common	Dollar		Based	Treasury		Income	Shareholders’	Controlling	Total
	Shares	Amount	Warrants	Payments	Shares	Deficit	(Loss)	Equity	Interests	Equity

Balance, September 1, 2010	69,226,011	$47,709,836	$2,081,453	$3,181,583	$(3,273,790)	$(23,564,680)	$-	$26,134,402	$1,327,126	$27,461,528

Unrealized foreign exchange translation adjustments	-	-	-	-	-	-	(2,331)	(2,331)	(26,486)	(28,817)

Net income (loss) for the year	-	-	-	-	-	(9,813,782)	-	(9,813,782)	350,861	(9,462,921)

						(9,813,782)	(2,331)	(9,816,113)	324,375	(9,491,738)

Share-based payment expense	-	-	-	59,896	-	-	-	59,896	-	59,896

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(505,934)	(505,934)

Purchase of treasury shares	-	-	-	-	(30,265)	-	-	(30,265)	-	(30,265)

Shares and warrants issued for private placement, net of issue costs of $10,050	2,723,333	476,950	330,000	-	-	-	-	806,950	-	806,950

Fair value of agent’s warrants for private placement	-	(4,020)	4,020	-	-	-	-	-	-	-

Balance, August 31, 2011	71,949,344	48,182,766	2,415,473	3,241,479	(3,304,055)	(33,378,462)	(2,331)	17,154,870	1,145,567	18,300,437

Unrealized foreign exchange translation adjustments	-	-	-	-	-	-	14,483	14,483	34,587	49,070

Net income (loss) for the year	-	-	-	-	-	(1,182,544)	-	(1,182,544)	368,656	(813,888)

						(1,182,544)	14,483	(1,168,061)	403,243	(764,818)

Share-based payment expense	-	-	-	178,564	-	-	-	178,564	-	178,564

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(283,875)	(283,875)

Purchase of treasury shares	-	-	-	-	(327,455)	-	-	(327,455)	-	(327,455)

Balance, August 31, 2012	71,949,344	$48,182,766	$2,415,473	$3,420,043	$(3,631,510)	$(34,561,006)	$12,152	$15,837,918	$1,264,935	$17,102,853

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
EXPRESSED IN CANADIAN DOLLARS

	Year Ended August 31, 2012	Year Ended August 31, 2011

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(813,888)	$(9,462,921)
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	2,821,423	2,558,542
- share-based payment expense	178,564	59,896
- income tax recovery	118,446	(828,562)
- loss on disposal of assets	57,146	39,656
- impairment of marketable securities	-	60,000
- impairment of intangible assets and goodwill	-	5,897,778
- write-off of deferred offering costs	-	510,711
- advances from related parties	-	(58,819)
	2,361,691	(1,223,719)

Net changes in non-cash working capital items (Note 21)	3,932,516	(1,125,453)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	6,294,207	(2,349,172)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(1,618,793)	(488,247)
Restricted cash	(7,500)	(250,000)
Acquisition of business assets	(150,000)	(50,000)
Acquisition of intangible assets	(1,768,550)	(1,297,004)

NET CASH (USED IN) INVESTING ACTIVITIES	(3,544,843)	(2,085,251)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares	-	806,950
Treasury share transactions	(327,455)	(30,265)
Advances from related parties	16,933	43,721
Non-controlling interest draws	(283,875)	(505,934)
Finance lease obligation	(45,040)	(105,753)
Long-term debt repayments	(602,492)	(607,164)
Deferred costs	-	(171,820)

NET CASH (USED IN) FINANCING ACTIVITIES	(1,283,081)	(570,265)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	473	(50,579)

NET INCREASE (DECREASE) IN CASH	1,507,908	(5,055,267)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,456,568	11,511,835

CASH AND CASH EQUIVALENTS, END OF YEAR	$7,964,476	$6,456,568

CASH AND CASH EQUIVALENTS:
Cash in bank	$7,651,536	$5,381,795
Term deposits	312,940	1,074,773

	$7,964,476	$6,456,568

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$156,313	$164,896
Income taxes paid	$17,856	$14,549

The accompanying notes are an integral part of these consolidated financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
August 31, 2012

NOTE 1 – NATURE OF OPERATIONS

Nature of operations
CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

The head office, principal address, and registered and records office of the Company are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and include the significant accounting policies as described in Note 2.  The policies set out below are consistently applied to all the periods presented unless otherwise noted below.  Those accounting policies are based on the IFRS that are effective at August 31, 2012.

As these consolidated financial statements represent the Company’s initial presentation of its financial performance and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS, as discussed in Note 24. Comparative figures in the financial statements have been restated to consistently apply the same IFRS.

Detailed disclosures of the effects of transition to IFRS from Canadian GAAP can be found in Note 24.  Items included in this note are reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on equity and comprehensive income, IFRS 1 exemptions and elections applied, an explanation of the transition to IFRS, details of significant changes in accounting policies, and presentation reclassifications.

These financial statements were prepared on a going-concern basis, under the historical cost convention except for marketable securities classified as at fair value through profit or loss.

The financial statements were approved by the Company’s Board of Directors and authorized for issue on December 2, 2012.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries.  All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation.

Significant accounting judgements and key sources of estimate uncertainty
In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgements, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during each reporting period.  The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events.  Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Significant accounting judgements and key sources of estimate uncertainty (cont’d)
The following are the critical judgements, apart from those involving estimates, that management made in the process of applying the Company’s key accounting policies and have the most significant effect on the amounts recognized in the consolidated financial statements.

Determination of functional currency
The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which an entity operates. This involves evaluating factors such as the currency used in the selling price of each entity’s services, the dominant currency that influences local competition and regulation, the currency that is used to pay local operating costs, the currency used to generate financing cash inflows and the level of operating and financing autonomy given to each entity by the Company. The evaluation of these factors has required the use of judgment and has resulted in the determination that the Canadian dollar and the Chinese renminbi are the appropriate functional currency for use by various entities.

Determination of cash-generating units
For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). In management’s judgment the Company has six cash-generating units based on the evaluation of the smallest discrete group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Determination of discontinued operations
Management considers the significance of the line of business to the Company in deciding whether to present operations that have been abandoned or sold as discontinued operations in the statement of loss.

Recognition of deferred income tax assets
The decision to recognise a deferred tax asset is based on management’s judgement of whether it is considered probable that future taxable profits will be available against which unused tax losses, tax credits or deductible temporary differences can be utilized.

Assessment of indefinite life intangibles
CIBT holds three types of indefinite life intangible assets: Accreditations and registrations, brand-names and trade-names, and Chinese university agreements. Management reassess at each annual reporting period whether there have been any changes in the current marketplace or regulatory environment that would impact the conclusion that these are indefinite life intangibles. Management continues to conclude that there is no definite end to the cash flows to be generated from accreditations and registrations and brand-names and trade-names as at August 31, 2012.

Chinese university agreements are partnership contracts held through CIBT’s Chinese operations and have a contractual life of between 15 and 20 years with renewal clauses. Management individually reviews and assesses each university contract for appropriateness of classification as an indefinite lived intangible. Management’s history with each of these individual contracts is that they will be automatically renewed for a subsequent period after the initial contractual life and as a result, in management’s judgment, represent indefinite life intangible assets.

Significant areas that involve estimates include:
●	valuation of financial instruments;
●	fair value of stock options;
●	provision for doubtful accounts receivable;
●	useful lives of tangible and intangible assets;
●	depreciation and amortization of property and equipment;
●	amortization of intangible assets; and
●	assessing recoverability of goodwill and intangible assets

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents
The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Restricted cash
Restricted cash represents Canadian dollar deposits in bank as collateral for the credit cards used in business operations.

Marketable securities
Marketable securities consist of common shares where, for all periods presented, the Company’s interest does not represent a position of control or significant influence.  The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value, other than impairment losses, are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is disposed of or any revaluation losses are determined to be permanent and recorded as impairment losses.

Inventory
Inventories, which are comprised primarily of textbooks and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Property and equipment
Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  The initial cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset into working condition for its intended.  Amortization is provided over the estimated useful lives of assets as follows:
●	Leasehold improvements – straight-line over the lesser of five years and remaining lease term;
●	Furniture and equipment – 20% declining balance.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges.  Depreciation commences on the date the asset is available for use and capable of operating in the manner intended by management.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of operations in the period in which the item is derecognized.

Foreign currency
Functional currency is the currency of the primary economic environment in which an entity operates.  These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Leases
Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases.  Assets held under finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.  The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.  Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance expenses are recognized immediately in profit or loss.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.  In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Deferred offering costs
Offering costs incurred in connection with private debt financings are offset against the proceeds of the financing and amortized using the effective interest method.  Offering costs incurred in connection with public equity market financings are offset against the proceeds of the financing and share capital is recorded net of offering costs.  Previously capitalized amounts are charged to operations if the financing is not completed.

Intangible assets
The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control of such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, agency fees, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.

The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred. For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada.  Agency fees attributable to each student, are deferred as intangible assets and recognized proportionately over the instruction period for the student to match with the tuition fee revenues which are within a year.

Amortization is calculated over periods ranging from less than one year to fifteen years on a straight-line basis, being their estimated useful lives.  The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.  Finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations
Acquisitions of businesses are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree.  Certain acquisition related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:
●
deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

●
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, Share-Based Payment, at the acquisition date; and

●	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.  If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquiree's identifiable net assets.  The choice of measurement basis is made on a transaction-by-transaction basis.  Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination.  Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.  Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which is limited to one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified.  Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity.  Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement, or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss.  Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations (cont’d)
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete.  Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Company's cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.  A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired.  If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the cash generating unit.  Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statement of comprehensive income.  An impairment loss recognized for goodwill is not reversed in subsequent periods.  Management evaluates goodwill for impairment annually as of August 31.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Impairment of intangible assets and property and equipment
The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangible assets with an infinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.  Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money.  Where discounting is used, the increase in the provision due to the passage of time is recognized within financing costs.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Provisions (cont'd)
Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company.  Contingent liabilities are not recognized in the financial statements, but are disclosed unless the possibility of an outflow of economic resources is considered remote.

Revenue recognition
The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

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

Share-based payments
The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Income taxes
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment.  Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Financial Instruments
All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s consolidated statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Non-controlling interests
Non-controlling interests exist in less than wholly-owned subsidiaries and divisions of the Company and represent the outside interests’ share in the carrying values and operations of the subsidiaries and divisions.

The interests of the non-controlling shareholders is initially measured at either fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree's identifiable net assets.  Any subsequent income/loss, dividends and foreign translation adjustments attributable to the non-controlling interests is recognized as part of the non-controlling interests’ income or equity.

As of August 31, 2012, August 31, 2011 and September 1, 2010, the non-controlling interests were as follows:

Subsidiary / division	Non-controlling interest %

Beihai College	40.00%
Sprott-Shaw Degree College Corp. – Surrey Campus	33.33%
Irix Design Group Inc.	49.00%

Accounting standards development
Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below.  This listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.  The Company intends to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates.  The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement.  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Accounting standards development (cont’d)
In the annual period beginning September 1, 2012, the Company will be required to adopt the amendments to IAS 1, Presentation of Financial Statements as it relates to the presentation of other comprehensive income ("OCI").  The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits.  This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.  The impact, if any, that this amended standard will have on the Company’s consolidated financial statements is not determinable at this time.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Trade receivables	$9,623,495	$9,427,911	$10,759,227
Less: allowance for bad debts	(999,352)	(914,358)	(451,691)
KGIC purchase price adjustment receivable	-	-	700,000
Other	-	-	216,358

	$8,624,143	$8,513,553	$11,223,894

Aging of past due but not impaired	August 31, 2012	August 31, 2011	September 1, 2010

30 to 60 days	$616,979	$1,276,880	$1,063,935
60 to 90 days	145,849	849,972	464,077

	$762,828	$2,126,852	$1,528,012

Movement in the allowance for doubtful accounts	August 31, 2012	August 31, 2011

Beginning balance	$914,358	$451,691
Additions	879,723	1,243,943
Amounts written off during the year as uncollectible	(696,953)	(781,276)
Amounts recovered during the year	(97,776)	-

Ending balance	$999,352	$914,358

NOTE 4 – MARKETABLE SECURITIES

At August 31, 2011 and September 1, 2010, marketable securities consist of 5,862,824 common shares, representing approximately 7% of NextMart Inc. (previously Sun New Media Inc., and formerly SEG) (“NextMart”).  As at August 31, 2011, the Company determined that the market value of the securities was impaired therefore, the Company recorded a loss in available-for-sale NextMart shares of $60,000.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 4 – MARKETABLE SECURITIES (cont'd)

The components of the Company’s investment in NextMart and the market price of the NextMart shares are as follows:

	August 31, 2012 and August 31, 2011		September 1, 2010

	Number of Shares	Carrying Value	Number of Shares	Carrying Value

Available-for-sale securities	5,862,824	$-	5,862,824	$60,000

Market price	2011 - US$0.01 per share * 2012 – no market data available		US$0.01 per share *
* Share price rounded to two decimal places

NOTE 5 – PROPERTY AND EQUIPMENT

	Furniture and equipment	Leasehold improvements	Equipment under finance lease	Total

Cost

September 1, 2010	$3,725,295	$2,805,483	$524,524	$7,055,302
Additions	364,537	132,848	153,325	650,710
Disposals	(265,319)	(38,565)	(115,753)	(419,637)
Foreign exchange adjustments	(2,852)	(6,892)	-	(9,744)

August 31, 2011	3,821,661	2,892,874	562,096	7,276,631
Additions	576,368	1,042,425	469,702	2,088,495
Disposals	(154,928)	(168,277)	(84,639)	(407,844)
Foreign exchange adjustments	4,673	527	-	5,200

August 31, 2012	$4,247,774	$3,767,549	$947,159	$8,962,482

Depreciation and impairment loss

September 1, 2010	$(1,795,625)	$(1,634,967)	$(205,857)	$(3,636,449)
Depreciation for the year	(524,372)	(586,470)	(79,555)	(1,190,397)
Impairment loss	(128,526)	-	-	(128,526)
Disposals	241,281	4,568	61,365	307,214
Foreign exchange adjustments	2,776	569	-	3,345

August 31, 2011	(2,204,466)	(2,216,300)	(224,047)	(4,644,813)
Depreciation for the year	(515,481)	(503,495)	(97,629)	(1,116,605)
Disposals	116,092	133,916	68,489	318,497
Foreign exchange adjustments	(246)	(145)	-	(391)

August 31, 2012	$(2,604,101)	$(2,586,024)	$(253,187)	$(5,443,312)

Net carrying amounts

At September 1, 2010	$1,929,670	$1,170,516	$318,667	$3,418,853

At August 31, 2011	$1,617,195	$676,574	$338,049	$2,631,818

At August 31, 2012	$1,643,673	$1,181,525	$693,972	$3,519,170

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the Beijing University of Technology (“BJUT”) agreement, the Company recorded an impairment charge of $128,526 for the carrying value of furniture and equipment relating to the Company’s business operations in Beijing, China as at August 31, 2011.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 6 – INTANGIBLE ASSETS

Total intangible assets	August 31, 2012	August 31, 2011	September 1, 2010

Intangible assets with definite life	$4,195,533	$4,118,168	$4,191,744
Intangible assets with indefinite life	8,052,993	8,052,993	11,534,340

Total intangible assets	$12,248,526	$12,171,161	$15,726,084

Intangible assets with definite life	Agreements and contracts	Curriculum	Foreign cooperative agreements	Agency fees	Total

Cost

September 1, 2010	$348,333	$2,912,000	$2,268,714	$900,967	$6,430,014
Additions	-	65,041	-	1,231,963	1,297,004
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	(3,226)	-	(3,226)

August 31, 2011	348,333	2,977,041	2,265,488	2,132,930	7,723,792
Additions	-	229,106	-	1,539,444	1,768,550
Disposals	-	-	(1,048,000)	-	(1,048,000)
Foreign exchange adjustments	-	-	9,770	-	9,770

August 31, 2012	$348,333	$3,206,147	$1,227,258	$3,672,374	$8,454,112

Accumulated amortization

September 1, 2010	$(203,813)	$(400,800)	$(1,633,657)	$-	$(2,238,270)
Amortization	(64,153)	(223,750)	(179,275)	(900,967)	(1,368,145)
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	791	-	791

August 31, 2011	(267,966)	(624,550)	(1,812,141)	(900,967)	(3,605,624)
Amortization	(60,264)	(245,520)	(159,071)	(1,231,963)	(1,696,818)
Disposals	-	-	1,048,000	-	1,048,000
Foreign exchange adjustments	-	-	(4,137)	-	(4,137)

August 31, 2012	$(328,230)	$(870,070)	$(927,349)	$(2,132,930)	$(4,258,579)

Net carrying amounts

At September 1, 2010	$144,520	$2,511,200	$635,057	$900,967	$4,191,744

At August 31, 2011	$80,367	$2,352,491	$453,347	$1,231,963	$4,118,168

At August 31, 2012	$20,103	$2,336,077	$299,909	$1,539,444	$4,195,533

Weighted average remaining useful life at August 31, 2012	0.33 years	9.44 years	5.16 years	0.99 years	3.52 years

Amortization of agency fees of $1,231,963 (2011 - $900,967) are presented in the statements of loss as Educational Direct Costs.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 6 – INTANGIBLE ASSETS (cont'd)

Intangible assets with indefinite life
	Accreditations and registrations	Brand-names and trade-names	Chinese university agreements	Total

Cost

September 1, 2010	$2,706,000	$4,886,000	$3,942,340	$11,534,340
Impairment loss (Note 8)	-	-	(3,481,347)	(3,481,347)

August 31, 2011	2,706,000	4,886,000	460,993	8,052,993

August 31, 2012	$2,706,000	$4,886,000	$460,993	$8,052,993

NOTE 7 – GOODWILL

Goodwill consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Beginning balance	$8,335,791	$10,623,696	$6,634,875
Additions during the year	150,000	-	3,988,821
Impairments during the year (Note 8)	-	(2,287,905)	-

Ending balance	$8,485,791	$8,335,791	$10,623,696

Allocation by cash-generating units or group of cash generating units is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010

CIBT China (Note 8)	-	-	2,287,905
Sprott-Shaw Degree College Corp.	4,793,303	4,793,303	4,793,303
KGIC Language College Corp.	3,692,488	3,542,488	3,542,488

	$8,485,791	$8,335,791	$10,623,696

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 8 – IMPAIRMENT OF INTANGIBLE ASSETS AND GOODWILL

During the three months ended May 31, 2011, the Company received notification from the BJUT that the agreement between the Company and BJUT would not be renewed.  Up to this date, the Company was in discussions with BJUT on the renewal of the agreement which historically was not an issue.  Accordingly, the Company recorded an impairment charge totalling $3,481,347 to the carrying value of intangible assets not subject to amortization (Note 6).  The impairment charge is specific to the carrying amount of the intangibles relating to the Beijing University agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization. The Company also recorded a goodwill impairment of $2,287,905 for the goodwill during the three months ending May 31, 2011 from the impact of the BJUT agreement on future cash flows for the CIBT China group of CGUs (Note 7).

As at August 31, 2012 and August 31, 2011, the Company performed their annual impairment test on goodwill and indefinite lived intangible assets and concluded that the carrying value of goodwill and indefinite-lived intangible assets recorded as of that date was recoverable. Value in use was determined by discounting the future cash flows generated from the continuing use of the cash-generating units. Value in use as at August 31, 2012 was determined on a consistent basis with the prior period.

NOTE 9 – DEFERRED OFFERING COSTS

In connection with the Company’s planned financing by way of a registered offering of common shares, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010.  Direct costs totalling $600,252 were incurred in connection with the preparation and filing of the prospectus.  On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus.  The Company planned to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs, leaving a balance of $400,252 as at August 31, 2010.

Due to further delays with the planned financing during the year ended August 31, 2011, the Company expensed $510,711 of the deferred offering costs, leaving a nil balance as at August 31, 2011.  Deferred offering costs consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Beginning balance	$-	$400,252	$-
Additions during the year	-	110,459	600,252
Expensed during the year	-	(510,711)	(200,000)

Ending balance	$-	$-	$400,252

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at August 31, 2012, August 31, 2011 and September 1, 2010:

	August 31, 2012	August 31, 2011	September 1, 2010

Trade accounts payable	$3,033,474	$2,215,833	$2,704,039
Payroll and related liabilities	1,235,004	1,509,262	1,579,398
Purchase price payable	-	-	436,333
Tuition fees and grants payable	300,363	215,518	74,017
Others	126,749	204,999	213,400

	$4,695,590	$4,145,612	$5,007,187

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 11 – PROVISIONS

The Company’s provisions are for onerous contracts and legal claims and severances. The provision for onerous contracts represents the present value of the future lease payments that the Company is presently obligated to make under non-cancellable onerous operating lease contracts, less contractual sublease revenues to be earned on the lease, where applicable.  The provision may vary as a result of changes in the utilization of the leased premises and sub-lease arrangements where applicable.  The unexpired terms of the leases range from three to 22 months.

Details of changes in the Company’s provisions balance are as follows:

	Onerous leases	Legal claims and severance	Total

Balance, August 31, 2010	$122,188	$-	$122,188

Additional provisions recognized	117,644	338,924	456,568
Reductions arising from payments	(757)	-	(757)
Increase resulting from accretion of provision	4,548	-	4,548
Unwinding of discount and effect of changes in discount rate	5,091	-	5,091

Balance, August 31, 2011	248,714	338,924	587,638

Additional provisions recognized	1,548	262,788	264,336
Reductions arising from payments	-	(338,924)	(338,924)
Reductions resulting from accretion of provision	(82,064)	-	(82,064)
Unwinding of discount and effect of changes in discount rate	(3,172)	-	(3,172)

Balance, August 31, 2012	$165,026	$262,788	$427,814

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 12 – LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS

Long-term debt
The carrying value of debt in SSDC is as follows:

	August 31, 2012	August 31, 2011	September 1, 2010

Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%, due February 2015	$1,550,000	$2,150,000	$2,750,000
Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	34,232	36,724	39,013
Promissory note payable at $505 per month including interest at 8% per annum, unsecured, due June 2011	-	-	4,875

	1,584,232	2,186,724	2,793,888
Less: current portion	(1,552,712)	(2,152,492)	(2,757,164)

	$31,520	$34,232	$36,724

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at August 31, 2012, the demand operating facility was not utilized.

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

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between SSDC and the banking facility.  As at August 31, 2012, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 12 – LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS (cont’d)

Finance lease obligations
The Company has classified certain leases for equipment as finance leases on the basis that the lease term represents the major portion of the asset’s economic life and the minimum lease payments over the term of the lease amount to substantially all of the estimated fair value of the asset.  The estimated future annual minimum lease payments for these assets are as follows:

	Minimum lease payments			Present value of minimum lease payments

	August 31, 2012	August 31, 2011	September 1, 2010	August 31, 2012	August 31, 2011	September 1, 2010

Not later than one year	$221,990	$133,068	$147,257	$167,902	$101,765	$118,098
Later than one year and not later than five years	666,905	289,846	262,441	575,456	249,132	222,810
Later than five years	-	-	-	-	-	-

	888,895	422,914	409,698	743,358	350,897	340,908
Less: future finance charges	(145,537)	(72,017)	(68,790)	-	-	-

Present value of minimum lease payments	743,358	350,897	340,908	$743,358	$350,897	$340,908

Less: current portion	(167,902)	(101,765)	(118,098)

	$575,456	$249,132	$222,810

NOTE 13 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

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

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Share purchase warrants
At August 31, 2012, the Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

The Company’s share purchase warrant activity is summarized as follows:

	Number of Warrants	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, September 1, 2010	210,000	0.70	0.18 years

- warrants issued during the year	2,756,833	0.35
- warrants expired during the year	(210,000)	0.70

Balance, August 31, 2011	2,756,833	0.35	2.84 years

There was no share purchase warrant activity during the year ended August 31, 2012.

Details of share purchase warrants outstanding and exercisable as at August 31, 2012 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.85 years
1,033,333	$0.35	July 11, 2014	1.86 years

2,756,833

The fair value of each warrants granted is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	August 31, 2011	September 1, 2010

Exercise price	$0.35	$0.70
Expected dividend yield	0.00%	0.00%
Expected volatility	79.6%	82.9%
Risk-free interest rate	1.86%	0.57%
Expected life	3 years	1 year

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,533,000 shares at prices ranging from $0.24 per share to $0.80 per share exercisable for periods ending from May 3, 2013 to January 6, 2017.

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

The Company’s stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price ($)	Weighted Average Remaining Life

Balance, August 31, 2010	3,965,000	1.22	1.10 years

- options granted during the year	1,365,000	0.43
- options expired during the year	(2,465,000)	1.16

Balance, August 31, 2011	2,865,000	0.91	2.49 years

- options granted during the year	3,058,000	0.24
- options expired during the year	(1,390,000)	1.39

Balance, August 31, 2012	4,533,000	0.31	3.96 years

Details of options outstanding as at August 31, 2012 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.67 years
50,000	$0.60	August 8, 2013	0.94 years
100,000	$0.54	October 13, 2013	1.12 years
1,265,000	$0.42	March 1, 2016	3.50 years
3,058,000	$0.24	January 6, 2017	4.35 years

4,533,000

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 13 – SHARE CAPITAL (cont'd)

Share-based payment

Date Granted	Shares Granted	Exercise Price	Fair Value	Vesting Period

May 3, 2010	80,000	$0.80	$32,000	Vesting on grant date
August 9, 2010	50,000	$0.60	$15,000	Vesting on grant date
October 14, 2010	100,000	$0.54	$26,000	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
March 1, 2011	1,265,000	$0.42	$278,300	20% vesting on grant and 20% at end of 12, 24, 36 and 48 months
January 6, 2012	3,058,000	$0.24	$225,068	25% vesting on grant and 25% at end of each of 12, 24 and 36 months

The fair value of these options is estimated at the time of the grant using the Black-Scholes option pricing model with weighted average assumptions per grant for the years ended as follows:

	August 31, 2012	August 31, 2011

Expected life	3.50 years	4.85 years
Risk-free interest rate	1.07%	2.52%
Expected dividend yield	0.00%	0.00%
Expected volatility *	63.46%	66.99%

* Expected volatility assumptions used in the Black-Scholes option pricing models are based on historical average trading prices of the Company’s commons shares.

NOTE 14 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.

Commencing February 15, 2012, and amended May 14, 2012, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 (originally 725,000) of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  As at August 31, 2012, a total of 3,813,024 common shares with an accumulated cost of $3,631,510 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2010	2,399,024	$3,273,790

Purchases of treasury shares	101,000	30,265

Balance, August 31, 2011	2,500,024	3,304,055

Purchases of treasury shares	1,313,000	327,455

Balance, August 31, 2012	3,813,024	$3,631,510

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 15 – FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents approximate their fair values due to the immediate or short-term nature of these instruments.  The fair value of the Company’s marketable securities is based on quoted prices in an active market, a Level 1 valuation methodology.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at August 31, 2012

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$7,964,476	$7,964,476	$-	$-

	Fair Value at August 31, 2011

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$6,456,568	$6,456,568	$-	$-

	Fair Value at September 1, 2010

	Total	Level 1	Level 2	Level 3

Assets:
Cash and cash equivalents	$11,511,835	$11,511,835	$-	$-
Marketable securities	$60,000	$60,000	$-	$-

NOTE 16 – INCOME TAXES

The Company’s operations are subject to income taxes primarily in Canada and China.  Income tax provision (recovery) in these consolidated financial statements relates to CIBT’s domestic operations in China and to SSDC’s and KGIC’s domestic operations in Canada.

Statutory tax rates	2012	2011

China	25.00%	25.00%
Canada	25.50%	27.17%

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont’d)

The following table is a reconciliation of income tax expense (recovery), at the Canadian income tax rate and the amount of reported income tax expense in the Statements of Loss.

	Year Ended August 31, 2012	Year Ended August 31, 2011

Loss before taxes	$(695,441)	$(10,306,426)
Statutory Canadian income tax rate	25.50%	27.17%

Income tax recovery at statutory rate	(177,337)	(2,800,256)
Effect of differences in foreign tax rates	2,154	23,908
Non-deductible expenses, net	43,656	(33,200)
Write-off of goodwill	-	697,119
Effect of differences between current year rate and rates used to measure deferred income taxes	-	115,002
Effect of differences in prior period tax returns as filed	46,266	(12,407)
Change in deferred tax assets not recognized	281,652	1,338,628
Other	(77,945)	(172,299)

Income tax expense (recovery)	$118,446	$(843,505)

Consisting of:
Current tax expense (recovery)	$30,155	$(14,943)
Deferred tax expense (recovery)	88,291	(828,562)

	$118,446	$(843,505)

Effective January 1, 2011, the Canadian Federal corporate tax rate decreased from 18% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10%.

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15%.  The overall reduction in tax rates has resulted in a decrease in the Company's statutory tax rate from 27.17% to 25.50%.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont'd)

The following table shows deferred income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amount used for tax purposes, as well as tax loss carry-forwards.

	Year Ended August 31, 2012	Year Ended August 31, 2011

Deferred income tax assets
Canada
Non-capital loss carry-forwards	$2,744,506	$2,639,053
Share issuance costs	70,148	117,181
Property and equipment	9,569	9,446
Intangible assets	2,534	2,534
Reserves	41,257	63,247
Net capital losses	6,146	6,146
China
Property and equipment	5,105	5,249

Total deferred income tax assets	$2,879,264	$2,842,856

Deferred tax liabilities
Canada
Property and equipment	$(24,673)	$(24,113)
Goodwill and intangible assets	(2,626,885)	(2,502,602)
China
Property and equipment	(5,105)	(5,249)
Intangible assets	(115,248)	(115,248)

Total deferred income tax liabilities	$(2,771,911)	$(2,647,212)

Classified as:
Deferred tax assets, net	$2,299,061	$2,262,377
Deferred tax liabilities, net	(2,191,708)	(2,066,733)

Net deferred tax assets	$107,353	$195,644

Deductible temporary differences and unused tax losses for which a future benefit has not been recognized as a deferred tax asset include the following:

	August 31, 2012	August 31, 2011

Non-capital loss carry-forwards	$5,945,705	$5,064,413
Net capital loss carry-forwards	1,007,496	1,007,496
Investments	1,593,918	1,593,918
Property and equipment	98,252	194,961
Intangible assets	15,729	9,334

	$8,661,100	$7,870,122

The Company has income tax loss carry-forwards of $3,737,306 (2011 - $3,573,176) for Canadian tax purposes.  These unrecognized tax losses will expire between 2014 to 2032.

The Company has net capital loss carry-forwards of $1,007,496 (2011 - $1,007,496) for Canadian tax purposes.  These unrecognized tax losses are carried forward indefinitely.

The Company has income tax loss carry-forwards of $1,826,967 (2011 - $1,491,237) for China tax purposes.  These unrecognized tax losses will expire between 2015 to 2017.

The Company has income tax loss carry-forwards of $381,432 for Philippines tax purposes.  These unrecognized tax losses will expire between 2014 to 2015.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 16 – INCOME TAXES (cont'd)

The Company has recognized $2,257,762 (2011 - $2,257,833) of deferred tax assets that are dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable differences.  In addition the Company has suffered a loss in the current and prior period in the tax jurisdictions to which the deferred tax assets relate.  The Company has undertaken tax planning in the current and prior  period which increases future taxable income and supports recognition of the deferred tax asset.

NOTE 17 – COMMITMENTS

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

	Corporate (Canada)	CIBT (China)	SSDC	KGIC	Total

Not later than one year	$91,088	$130,945	$1,233,197	$2,391,809	$3,847,039
Later than one year and not later than five years	106,956	136,088	2,556,547	5,641,146	8,440,737
Later than five years	-	-	-	-	-
	$198,044	$267,033	$3,789,744	$8,032,955	$12,287,776

NOTE 18 – RISK MANAGEMENT

The Company is engaged in operations in the People’s Republic of China (“PRC”) and accordingly is exposed to political and economic risks associated with investing in the PRC as well as related industry risks.  The Company is engaged primarily in service related industries.  The Company generates revenues from multiple sources and from a broad customer/client base and accordingly is not exposed to significant credit concentration risk.  The Company is not exposed to significant interest rate risk.

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

Exchange rate risk

The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates.  The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income.  As at August 31, 2012, the Company had a net working capital asset of 14,452,281 RMB or C$2,261,349 (August 31, 2011 – 14,767,581 RMB or C$2,267,401).  Each 10% strengthening of the Canadian dollar against the RMB would decrease the value of net working capital by C$205,577 (August 31, 2011 – $206,127).

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports.  At present, a company can repatriate up to 90 percent of profits from their China-based operations.  A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  This reserve is capped at 50 percent of a company’s registered capital.  To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required.  SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 18 – RISK MANAGEMENT (cont'd)

Exchange rate risk (cont’d)

Chinese RMB into the desired currency for remission of funds.  As of August 31, 2012, the amount in the statutory reserve in China is $Nil.

Credit risk

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  Accounts receivable as at August 31, 2012 is reported net of allowance for bad debts of $999,352 (August 31, 2011 – $914,358; September 1, 2010 – $451,691).  The carrying amount of the assets included on the statement of financial position represents the maximum credit exposure.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term instalment loan.  A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term instalment loan.

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements.  As at August 31, 2012, the Company had $7,964,476 (August 31, 2011 – $6,456,568; September 1, 2010 – $11,511,835) of cash and cash equivalents.  In addition, the Company has a demand operating credit facility of $1,500,000.  The Company could look to capital financing which has it successfully raised in the past.   However, there is no assurance that such financing will be available on favourable terms.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations. CIBT is currently in a working capital deficit position, however the Company has positive cash balances as discussed above and realized positive cash flows from operating activities of $6,349,881 which supports the Company’s ability to cover its current operating needs.

The following table summarizes the obligations of the Company’s financial liabilities and operating commitments as at August 31, 2012:

	Not later than one year	Later than one year and not later than five years	Later than five years	Total

Accounts payable and accrued liabilities	$4,695,590	$-	$-	$4,695,590
Provisions	427,814	-	-	427,814
Income taxes payable	523,654	-	-	523,654
Finance leases (including interest)	221,990	666,905	-	888,895
Long-term debt (including interest)	1,639,342	31,520	-	1,670,862
Operating leases	3,847,039	8,365,796	74,941	12,287,776
	$11,355,429	$9,064,221	$74,941	$20,494,591

NOTE 19 – CAPITAL DISCLOSURES

The Company’s objectives in managing capital are to safeguard the Company’s normal operating requirements on an ongoing basis and to ensure sufficient liquidity to conduct its strategy of organic growth in conjunction with strategic acquisitions, and to utilize capital to provide an appropriate return on investment to its shareholders.  The Company’s overall capital strategy remains unchanged from the prior periods.  The capital structure of the Company consists of shareholders’ equity excluding NCI (August 31, 2012 - $15,837,918 ; August 31, 2011 - $17,154,870 ; September 1, 2010 - $26,134,402) and debt (August 31, 2012 - $1,584,232 ; August 31, 2011 - $2,186,724 ; September 1, 2010 - $2,793,888).  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is in compliance, with certain financial ratio requirements in connection with the long-term debt as at August 31, 2012 (refer to Note 12).

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Year Ended August 31, 2012	Year Ended August 31, 2011

Advertising	$4,476,533	$5,685,557
Bank charges and interest	386,937	395,050
Consulting and management fees	1,949,316	1,964,726
Directors insurance	27,500	45,439
Investor relations	126,968	99,062
Office and general	3,546,396	4,538,292
Professional fees	1,457,404	1,369,960
Regulatory fees	110,675	134,665
Rent	5,757,553	6,219,394
Salaries and benefits	11,416,396	12,031,267
Travel and promotion	342,678	375,120

	$29,598,356	$32,858,532

NOTE 21– NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Year Ended August 31, 2012	Year Ended August 31, 2011

Accounts receivable	$(110,590)	$2,733,063
Prepaid expenses	(63,499)	423,206
Inventory	130,212	(63,371)
Accounts payable and accrued liabilities	549,978	(746,855)
Provision	(159,824)	465,450
Income taxes payable	23,749	(19,172)
Deferred educational revenues	3,562,490	(3,917,774)

	$3,932,516	$(1,125,453)

The working capital items have been adjusted for the effects of non-cash changes and unrealized foreign exchange changes.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 22 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	August 31, 2012	August 31, 2011	September 1, 2010

Accounts receivable - Weifang University (1)	$2,922,580	$2,592,660	$1,547,344
Accounts payable - Weifang University (1)	$1,060,700	$1,103,538	$135,814
Due to officers, employees and directors (2)	$38,917	$59,484	$118,303
Due from officers, employees and directors (3)	$62,500	$100,000	$143,721

1)
CIBT has a business venture with Weifang University with a 60% interest in Beihai College.  Beihai College is a PRC government approved college which has been in operation since 2002.  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of August 31, 2012, the amount due to officers, employees and directors is comprised of $966 (August 31, 2011 – $13,222; September 1, 2010 – $38,014) due to officers of the Company and $37,951 (August 31, 2011 – $46,262; September 1, 2010 – $80,289) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)
As at August 31, 2012, $62,500 was due from a director of the Company.  As at August 31, 2011, a balance of $100,000 was due from the director of the Company.  The amount is included as part of the cash flows from financing activities in the Consolidated Statements of Cash Flow.  The September 1, 2010 amount of $143,721 was due from the President of SSDC, which was fully repaid during the three month period ended February 28, 2011.

The remuneration of directors and other members of key management personnel are as follows:

	Year Ended August 31, 2012	Year Ended August 31, 2011

Management fees and salaries	$1,015,772	$1,091,249
Share-based payments	75,544	29,951

	$1,091,316	$1,121,200

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 23 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.  Information reported to the Company's Chief Executive Officer for the purposes of resource allocation and assessment of segment performance focuses on the Company's business segments by geographic segments.

Industry and Geographic Segments	Year Ended August 31, 2012
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$3,098,086	$29,109,427	$23,941,211	$-	$-	$56,148,724
Design and advertising	-	-	-	1,819,963	-	1,819,963

	$3,098,086	$29,109,427	$23,941,211	$1,819,963	$-	$57,968,687

Revenues, net of direct costs	$1,425,901	$17,741,440	$10,793,584	$855,081	$-	$30,816,006

Other expenses and items:
General and administrative	(1,538,507)	(14,782,348)	(9,048,932)	(972,831)	(3,255,738)	(29,598,356)
Amortization	(180,462)	(904,435)	(342,883)	(30,145)	(123,535)	(1,581,460)
Share-based payment expense	-	-	-	-	(178,564)	(178,564)
Business development costs	(48,776)	-	-	-	-	(48,776)
Interest and other income	60,588	-	-	3,582	27,709	91,879
Foreign exchange gain (loss)	6,452	-	-	36	(614)	5,874
Finance costs	-	(120,079)	(24,820)	-	-	(144,899)
Gain (loss) on disposal of assets	-	(56,560)	-	(586)	-	(57,146)
Income tax recovery (provision), net	(977)	(43,746)	(98,578)	24,925	(70)	(118,446)
Inter-segment transactions	-	(1,879,825)	(791,338)	12,958	2,658,205	-

Net income (loss)	$(275,781)	$(45,553)	$487,033	$(106,980)	$(872,607)	$(813,888)

Total assets	$5,011,305	$21,979,898	$13,712,192	$382,928	$3,665,438	$44,751,761

Property and equipment	$462,848	$1,763,087	$1,054,991	$141,345	$96,899	$3,519,170

Intangible assets	$689,602	$8,584,338	$2,954,483	$-	$20,103	$12,248,526

Goodwill	$-	$4,792,511	$3,693,280	$-	$-	$8,485,791

Total liabilities	$1,459,860	$17,757,967	$7,543,866	$432,395	$454,820	$27,648,908

Non-controlling interests	$827,395	$582,664	$-	$(145,124)	$-	$1,264,935

Capital expenditures	$163,277	$790,846	$526,384	$16,982	$121,304	$1,618,793

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 23 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Year Ended August 31, 2011
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$4,206,757	$30,619,935	$21,838,554	$-	$-	$56,665,246
Design and advertising	-	-	-	1,909,880	-	1,909,880

	$4,206,757	$30,619,935	$21,838,554	$1,909,880	$-	$58,575,126

Revenues, net of direct costs	$2,036,548	$18,862,579	$9,157,776	$913,421	$-	$30,970,324

Other expenses and items:
General and administrative	(2,449,039)	(17,022,551)	(8,603,106)	(839,454)	(3,944,382)	(32,858,532)
Amortization	(466,800)	(800,404)	(289,174)	(29,106)	(72,091)	(1,657,575)
Share-based payment expense	-	-	-	-	(59,896)	(59,896)
Business development costs	(230,362)	-	-	-	-	(230,362)
Interest and other income	176,775	-	-	3,870	-	180,645
Foreign exchange gain (loss)	21,648	-	-	(5,968)	(4,909)	10,771
Finance costs	-	(153,656)	-	-	-	(153,656)
Gain (loss) on disposal of assets	21,344	(60,505)	-	(495)	-	(39,656)
Impairment of marketable securities	-	-	-	-	(60,000)	(60,000)
Impairment of long-lived assets and goodwill	(5,897,778)	-	-	-	-	(5,897,778)
Write-off of deferred finance fees	-	-	-	-	(510,711)	(510,711)
Income tax recovery (provision), net	698,430	458,782	22,333	28,532	(364,572)	843,505
Discontinued operations	-	-	-	-	-	-
Inter-segment transactions	20,465	(967,533)	(656,737)	(3,709)	1,607,514	-

Net (loss) income	$(6,068,769)	$316,712	$(368,908)	$67,091	$(3,409,047)	$(9,462,921)

Total assets	$5,136,756	$21,557,870	$11,938,913	$464,504	$2,980,532	$42,078,575

Property and equipment	$439,753	$1,672,908	$315,968	$164,323	$38,866	$2,631,818

Intangible assets	$719,440	$8,079,841	$3,291,513	$-	$80,367	$12,171,161

Goodwill	$-	$5,170,095	$3,165,696	$-	$-	$8,335,791

Total liabilities	$1,423,526	$15,209,591	$6,238,883	$422,479	$483,659	$23,778,138

Non-controlling interests	$616,945	$621,326	$-	$(92,704)	$-	$1,145,567

Capital expenditures	$163,147	$191,863	$65,393	$22,461	$45,383	$488,247

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has adopted IFRS on September 1, 2011, with a date of transition (“transition date”) of September 1, 2010, and this is the date on which the Company prepared its opening IFRS statement of financial position.  Under IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1), the IFRS are applied retrospectively at the transition date, with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

Certain mandatory exceptions required by IFRS 1 have been adhered to during the transition to IFRS. Hindsight was not used to create or revise estimates previously made under Canadian GAAP, except where necessary to reflect any difference in accounting policies or where there is objective evidence that those estimates were in error. When accounting for non-controlling interests total comprehensive income has been attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests ending with a deficit balance. In applying these exceptions that only resulting impact on the consolidated financial statements was the requirement to attribute other comprehensive income between the owners of the Company and the non-controlling interests.

The remaining two mandatory exceptions required by IFRS 1 were not applicable to the Company and therefore did not result in any impact to the Company’s financial statements on transition to IFRS:

●
Derecognition of financial assets and financial liabilities per IFRS 1 Appendix B2 – B3 was not applicable to the Company as its financial instruments were reviewed and concluded to meet the recognition criteria of IAS 39 as of September 1, 2010 transition date; as a result no changes in the accounting recognition for financial instruments was required on transition to IFRS; and

●	Hedge accounting per IFRS 1 Appendix B4-B6 was also not applicable to CIBT as the Company did not have any hedging arrangements that would be impacted by this mandatory exemption.

In preparing these consolidated financial statements, the Company has applied the mandatory exceptions and selected some of the optional exemptions from full retrospective application of IFRS.  Below describes the IFRS 1 applied by the Company in the transition from Canadian GAAP to IFRS.

IFRS Exemptions Selected

1)
Business combinations – The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010.  IFRS 3, Business Combinations, may be applied retrospectively or prospectively.  The retrospective basis would require restatement of all business combinations that occurred prior to the transition date.  Any goodwill arising from such business combinations before the transition date will not be adjusted from the carrying value previously determined under Canadian GAAP as a result of applying these exemptions, except as required under IFRS 1.  Please refer to discussion below under Comparative amounts for the result of application of this exemption to the opening statement of financial position at September 1, 2010.

2)
Fair value or revaluation as deemed cost – The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets.  The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS.  The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

3)
Cumulative translation differences – As permitted by the IFRS 1 election for cumulative translation differences, the Company has deemed cumulative translation differences for foreign operations to be zero at the date of transition.  Cumulative translation loss at September 1, 2010 was re-allocated from accumulated other comprehensive loss to deficit.  As a result, a difference of $471,573 was recorded in deficit to reduce the foreign currency translation reserve to zero on September 1, 2010.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

4)
Share-based payment transactions – IFRS 2, Share-Based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not vested by the transition date.  The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.  The application of this exemption did not result in an IFRS transition adjustment.  As discussed in the reconciliation note below, there was a difference in amounts recorded for share-based payments between Canadian GAAP and IFRS for the year ended August 31, 2011.

5)
Leases – The Company may determine whether an arrangement existing at the date of transition to IFRS contains a lease, on the basis of facts and circumstances existing at that date.  The Company has applied the transitional provisions in IFRIC 4, Determining Whether an Arrangement Contains a Lease.  The application of this exemption did not result in an IFRS transition adjustment to the opening statement of financial position at September 1, 2010.

Reconciliation between Canadian GAAP and IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive loss and cash flow for comparative periods.  The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods and as such no reconciliation was provided.  In preparing these consolidated financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, net loss, and comprehensive loss is provided below:

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at August 31, 2011 and September 1, 2010:

	Note	August 31, 2011	September 1, 2010

Total assets under Canadian GAAP		$41,160,434	$54,969,338
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously unrecognized assets	g	(376,000)	(376,000)
Intangible assets - agency fees	c	1,231,963	900,967
Deferred tax asset - onerous contracts	f	62,178	30,547

Total assets under IFRS		$42,078,575	$55,524,852

Total liabilities under Canadian GAAP		$22,124,793	$26,619,254
IFRS adjustments increase (decrease)
Deferred tax impact from gross up of tax basis of intangible assets	h	1,096,640	1,096,640
Deferred tax impact resulting from intangible assets - agency fees	c	307,991	225,242
Onerous contracts	f	248,714	122,188

Total liabilities under IFRS		$23,778,138	$28,063,324

Total equity under Canadian GAAP		$17,797,370	$27,022,958
IFRS adjustments increase (decrease)
Adjustment for historical business combinations for previously unrecognized assets	g	(376,000)	(376,000)
Reclassification of non-controlling interests	b	1,238,271	1,327,126
Deferred tax impact from gross up of tax basis of intangible assets	h	(1,096,640)	(1,096,640)
Intangible assets - agency fees net of deferred taxes	c	923,972	675,725
Onerous contracts net of deferred taxes	f	(186,536)	(91,641)

Total equity under IFRS		$18,300,437	$27,461,528

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

Reconciliation of Net Loss

The below table provides a summary of the adjustments to net loss for the year ended August 31, 2011:

	Note	Year Ended August 31, 2011

Net loss per Canadian GAAP		$(10,091,064)

IFRS adjustments
Share-based payments	a	31,226
Non-controlling interests	b	443,565
Intangible assets - agency fees	c	248,247
Onerous contracts	f	(94,895)

		$628,143

Total net loss under IFRS		$(9,462,921)

Net loss per IFRS attributable to CIBT Education Group Inc. shareholders		$(9,813,782)
Net loss per IFRS attributable to Non-controlling interests		350,861

Total net loss under IFRS		$(9,462,921)

Reconciliation of Comprehensive Loss

The below table provides a summary of the adjustments to comprehensive loss for the year ended August 31, 2011:

Year Ended August 31, 2011

Comprehensive loss per Canadian GAAP	$(10,093,395)
IFRS adjustments differences to net loss (see table above)	628,143
Non-controlling interest share of unrealized foreign currency translation	(26,486)

Total comprehensive loss under IFRS	$(9,491,738)

Comprehensive loss per IFRS attributable to CIBT Education Group Inc. shareholders	$(9,816,113)
Comprehensive loss per IFRS attributable to Non-controlling interests	324,375

Total comprehensive loss under IFRS	$(9,491,738)

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

The items noted above in the reconciliations of the statement of financial position, net loss and comprehensive loss from Canadian GAAP to IFRS are described below.

a)	Share-based payments:

UnderCanadian GAAP, the fair value of share-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  The Company had previously elected under Canadian GAAP to recognize forfeitures of awards as they occur.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.  Forfeitures are estimated on the date the award is granted and are revised for actual forfeitures based in subsequent periods.

Applying IFRS to share-based payments resulted in no adjustments on transition (September 1, 2010) and resulted in a decrease in share-based payment expense of $31,226 for the year ended August 31, 2011.

b)	Reclassification of non-controlling interests from liabilities:

The Company accounts for its investments in Beihai College, Sprott-Shaw Degree College Corp. – Surrey Campus, and IRIX Design Group Inc. using consolidation accounting, which results in 100% of the assets and liabilities of the investees being included in the financial statements.  The other investors’ interest in the investees is presented as “non-controlling interests”.  Under Canadian GAAP, the non-controlling interests are presented outside of equity whereas under IFRS the non-controlling interests are presented as equity, but presented separately from the parent’s shareholder equity.

c)	Intangible assets - agency fees:

Previously, the Company has expensed the commissions paid to agents as the services were incurred. Upon adoption of IFRS, the Company revisited the accounting treatment for the agency commissions and has deemed that they are qualified as intangible assets under IAS 38.  The agency commissions are costs that relate directly to secure students enrolments (i.e. contracts) in the schools and are related to future activities on the contracts. The recoverability of the agency commissions is evidenced by the Company’s ability to enforce cancellation penalties.  Thus, such costs will be amortized over the term of the programs that the students enroll, matching to the related revenues.

d)	Adjustment for deferred income taxes:

IAS 12,Income Taxes, is required to be applied retrospectively to all balances at transition date.  The analysis performed did not identify any differences relating to the treatment of deferred income taxes under Canadian GAAP and IFRS.  The IFRS adjustments relating to other IFRS at transition date created differences in deferred tax bases that have been accounted for in accordance with IAS 12.

e)	Reclassification of the equity section:

Under Canadian GAAP, the fair value of warrants are reclassified to contributed surplus when the warrants expire. Under IFRS, amounts recorded in warrant reserve are not reclassified on expiry.

f)	Onerous contracts:

Under IFRS, provisions for loss-making executory contracts under IAS 37 are recognized when the Company closed a campus before the end of the lease term.  Such provisions were not recognized under Canadian GAAP since Canadian GAAP allowed that in the fair value measurement of the liability for these operating lease contracts, estimated sublease revenues could be applied to decreased the liability.  Under IFRS only contractual sublease revenues may be applied to reduce the onerous lease provision.

CIBT EDUCATION GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EXPRESSED IN CANADIAN DOLLARS
AUGUST 31, 2012

NOTE 24 – FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont’d)

g)	Adjustment for historical business combinations for previously unrecognized assets:

The Company has elected to apply IFRS 3 on a prospective basis to business combinations that occur on or after September 1, 2010. As a condition under IFRS 1 for applying this exemption the Company must consider whether any previously unrecognized assets or liabilities would exist had the financial statements of the acquiree in previous business combinations been accounted for in accordance with IFRS. As discussed in (c) above, upon adoption of IFRS, the Company revisited the accounting treatment for commissions paid to agents as a finite life intangible asset in accordance with IAS 38. Under Canadian GAAP, the Company did not ascribe any of the fair value of the consideration paid in connection with a business combination that occurred prior to September 1, 2010 to commissions paid to agents for the acquisition of student contracts. In applying the IFRS 1 exemption, the Company has recognized a $376,000 finite life intangible asset related to contract acquisition costs that were subsumed in the original measurement of goodwill.

h)	Deferred tax impact from gross up of tax basis of intangible assets:

Under Canadian GAAP, there was a difference in the accounting versus tax basis relating to intangible assets classified as eligible capital expenditures as a result of a specific 25% gross up. IAS 12 does not provide support for the continued use of the 25% gross up, resulting in the difference on transition to IFRS.

Restatement from previously filed disclosures
In the course of preparing these consolidated financial statements, management identified errors in the application of IFRS in its previously reported consolidated statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011. The reconciliations of the statements of financial position as at September 1, 2010 and August 31, 2011 and the consolidated statement of loss for the year ended August 31, 2011 above have been restated to reflect the correction of those non-material errors.

(i)
Management identified an error in the application of IAS 36 relating to the recognition of an impairment of goodwill.  Management has determined that no goodwill impairment on CIBT China should have been recognized upon transition of IFRS on September 1, 2010. The impact is that goodwill in the previously reported opening statement of financial position was understated by $1.4 million with a corresponding impact on deficit.  Rather the impairment of $1.4 million should have been recorded in the statement of loss for the year ended August 31, 2011, consistent with Canadian GAAP.

(ii)
The IFRS transition adjustments described above in the reconciliation for (f) onerous leases, (g) historical business combinations for previously unrecognized assets and (h) deferred tax impact from gross up of tax basis of intangible assets were not previously recorded/ reflected. The net impact of these omissions is $1.56 million and $1.66 million on deficit as at September 31, 2010 and August 31, 2011, respectively. The impact on the statement of loss was $94,895 for the year ended August 31, 2011.

ITEM 19.  Exhibits

Exhibit Number	Description
1.1	Certificate of Incorporation(1)
1.2	Articles of Incorporation(1)
1.3	Certificate of change of name as filed with British Columbia, Canada on November 14, 2007(2)
1.4	Notice of Articles(3)
4.1	Toby Chu Employment Agreement(2)
4.2	Employment Agreement with Sung Sub Lim
4.3	Acquisition Agreement for Concordia Career College(4)
4.4	Memorandum of Understanding with Thompson River University and Vancouver Career College(4)
4.5	Form of Cooperative Joint Program Agreements with Institutions for Hotel and Tourism Division(4)
4.6	Acquisition Agreement for Pan Pacific English College(4)
4.7	Education Program Cooperation Agreement with Far Eastern University(4)
4.8	Agreement between CIBT and Zhuzhou Technical College(4)
4.9	Agreement between CIBT and Jinhua Career & Technical College(4)
4.10	Agreement with Zhangzhou Normal University(4)
4.11	Education Program Cooperation Agreement between CIBT and National Cambridge College(4)
4.12	Memorandum of Understanding between Sprott-Shaw and Thang Long University(4)
4.13	Cooperation Agreement with China Central Radio and Television University(4)
4.14	Memorandum of Understanding between Sprott-Shaw and Hanoi Tourism College(4)
4.15	Assignment of License to CIBT Education Group(4)
4.16	Agreement with Weifang University regarding CIBT Beihai Center(4)
4.17	Agreement with Wyotech(1)
4.18	Agreement with Beijing University of Technology(1)
4.19	Agreement with ITT Educational Services, Inc. and Weifang University(1)
4.20	Acquisition Agreement of Sprott-Shaw(5)
4.21	Acquisition Agreement of Tourism Training Institute(5)
4.22	Acquisition Agreement of the KGIC Education Group of Companies(6)
4.23	Securities Purchase Agreement with Shane Corp.(1)
4.24	Agreement and Plan of Reorganization with Shane Corp.(3)
4.25	Memorandum of Understanding with Meridian International Business and Arts College(3)
4.26	Stock Option Plan(8)
4.27	Agreement with Open University of China(8)
4.28	Global Recruitment Agreement with Southpointe Academy(8)
4.29	Memorandum of Understanding with China Yunnan Radio and TV University(8)

Exhibit Number	Description
4.30	Cooperation Agreement with CIBT and Yunnan International Exchange Centre(8)
4.31	Cooperation Agreement with University of Zhejiang Continuing Studies and CIBT(8)
4.32	Cooperation Agreement with Guangzhou University and CIBT(8)
4.33	Cooperation Agreement with Zhaoqing University and CIBT(8)
4.34	Agreement between CIBT and Hebei Normal University Foreign Language College(8)
4.35	Cooperation Agreement between CIBT and Henan Radio and Television University(8)
4.36	Agreement between CIBT and Hunan Radio and Television University(8)
4.37	Agreement with Open University of China re: hospitality management(8)
4.38	Agreement with Hainan Human Resources Training Center(8)
4.39	Employment Agreement with Patrick Dang(8)
4.40	Employment Agreement with Dennis Huang(8)
4.41	Earn Out Agreement with KGIC Vendors(8)
4.42	Agreement with the Canadian Institute of Education(8)
4.43	Agreement with Beijing Language and Culture University(8)
4.44	Agreement with Whampoa University of Beijing
8.1	List of Subsidiaries:
CIBT School of Business & Technology Corp. (British Columbia)
Sprott Shaw Degree College Corp. (British Columbia)
KGIC Colleges, comprised of two separate subsidiaries: KGIC Language College (2010) Corp.(British Columbia) and KGIC Business College (2010) Corp. (British Columbia)
IRIX Design Group Inc. (British Columbia)
11.1	Code of Ethical Conduct(2)
11.2	Insider Trading Policy(4)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Included as exhibits to our Form 20-FR filed May 10, 2007
(2)	Included as exhibits to our Form 20-F filed January 2, 2008
(3)	Included as an exhibit to our Form F-1 filed July 15, 2010
(4)	Included as an exhibit to our Form 20-F filed March 1, 2010
(5)	Included as exhibits to our Form 20-F filed March 17, 2009
(6)	Included as an exhibit to our Form 6-K filed March 19, 2010
(7)	Included as exhibits to our Form 20-F filed March 1, 2011
(8)	Included as exhibits to our Form 20-F filed March 1, 2012

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIBT EDUCATION GROUP INC.

SIGNATURES	TITLE	DATE

/s/ Toby Chu	Director, President,	January 15, 2013
Toby Chu	Chief Executive Officer

/s/ Dennis Huang	Chief Financial Officer	January 15, 2013
Dennis Huang